Form 20-F
period 2017-12-31
China Online Education Group
filed 2018-04-24
CIK 1659494

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing fifteen Class A ordinary shares, par value US$0.0001 per share	New York Stock Exchange
Class A ordinary shares, par value US$0.0001 per share*	New York Stock Exchange

*                 Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares, each representing fifteen Class A ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2017, there were 302,714,259 ordinary shares outstanding, par value $0.0001 per share, being the sum of 77,120,858 Class A ordinary shares (excluding 671,385 Class A ordinary reserved for future issuances upon the exercising or vesting of awards granted under the issuer’s share incentive plan) and 225,593,401 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer and large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☒

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

•                  an “active student” for a specified period refers to a student who booked at least one paid lesson, and excluding those students who only attended paid live broadcasting lessons or trial lessons;

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

This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The online education industry may not grow at the rate projected by market data, or at all. The failure of this market to grow at the projected rate may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the online education industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

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

PART I.

ITEM 1.                        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.                        OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.                        KEY INFORMATION

A.                                    Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive loss data (other than ADS data) for the years ended December 31, 2015, 2016 and 2017 and the selected consolidated balance sheet data as of December 31, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The following selected consolidated statements of comprehensive loss data (other than ADS data) for the year ended December 31, 2013 and 2014 and the selected consolidated balance sheet data as of December 31, 2013 and 2014 has been derived from our consolidated financial statements which are not included in this annual report.  Our historical results for any period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

	For the Year Ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$(5)
	(in thousands, except for share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Loss:
Net revenues	21,665	52,210	154,675	418,281	847,993	130,334
Cost of revenues	(9,302)	(22,214)	(59,668)	(147,157)	(314,121)	(48,280)
Gross profit	12,363	29,996	95,007	271,124	533,872	82,054
Operating expenses(1):
Sales and marketing	(17,124)	(81,269)	(297,337)	(464,890)	(657,065)	(100,989)
Product development	(3,018)	(10,781)	(54,597)	(152,709)	(223,202)	(34,306)
General and administrative	(8,597)	(31,553)	(64,903)	(165,657)	(224,395)	(34,489)
Total operating expenses	(28,739)	(123,603)	(416,837)	(783,256)	(1,104,662)	(169,784)
Loss from operations	(16,376)	(93,607)	(321,830)	(512,132)	(570,790)	(87,730)
Interest and other (expense)/income, net	(710)	(1,213)	(353)	(1,030)	(5,679)	(873)
Loss before income tax expenses	(17,086)	(94,820)	(322,183)	(513,162)	(576,469)	(88,603)
Income tax expenses	(710)	(6,882)	(4,903)	(1,616)	(4,342)	(667)
Net loss	(17,796)	(101,702)	(327,086)	(514,778)	(580,811)	(89,270)
Accretions to preferred shares redemption value	(322)	(23,020)	(75,665)	(91,631)	—	—
Deemed dividends at re-designation of ordinary shares to preferred shares	(2,309)	(5,665)	—	—	—	—

Deemed contribution from preferred shares	—	—	—	2,618	—	—
Net loss attributable to ordinary shareholders	(20,427)	(130,387)	(402,751)	(603,791)	(580,811)	(89,270)
Net loss	(17,796)	(101,702)	(327,086)	(514,778)	(580,811)	(89,270)
Other comprehensive (loss)/income:
Foreign currency translation adjustments	(571)	2,308	3,014	27,700	(24,662)	(3,790)
Total comprehensive loss	(18,367)	(99,394)	(324,072)	(487,078)	(605,473)	(93,060)
Weighted average number of ordinary shares used in computing basic and diluted loss per share(2)	84,660,041	76,308,165	72,267,532	199,039,819	301,610,060	301,610,060
Net loss per share attributable to ordinary shareholders(3)
Basic	(0.24)	(1.71)	(5.57)	(3.03)	(1.93)	(0.30)
Diluted	(0.24)	(1.71)	(5.57)	(3.03)	(1.93)	(0.30)
Loss per ADS (4)
Basic	(3.60)	(25.65)	(83.55)	(45.50)	(28.95)	(4.50)
Diluted	(3.60)	(25.65)	(83.55)	(45.50)	(28.95)	(4.50)

Notes:

(1)         Share-based compensation expenses were allocated in operating expenses as follows:

	For the Year Ended December 31
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$ (5)
	(in thousands)
Sales and marketing expenses	—	—	—	(5,082)	(4,612)	(709)
Product development expenses	—	—	—	(16,202)	(9,039)	(1,389)
General and administrative expenses	—	—	—	(26,958)	(21,418)	(3,292)

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

(4)         Each ADS represents fifteen Class A ordinary shares.

(5)         All translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at the rate as of the end of the applicable period, that is, RMB6.5063 to US$1.00, the rate in effect as of December 29, 2017.

	As of December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$ (1)
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	61,502	209,774	46,873	274,873	320,039	49,189
Time deposits	—	—	167,078	372,150	202,659	31,148
Short term investment	—	—	—	—	100,722	15,481
Total assets	63,496	227,067	291,550	775,527	783,556	120,431
Deferred revenues	16,479	78,416	272,176	687,119	1,201,795	184,713
Accrued expenses and other current liabilities	5,861	25,155	84,323	166,524	222,798	34,243
Total liabilities	24,162	115,813	377,867	874,710	1,451,947	223,160
Total mezzanine equity	65,531	277,723	478,962	—	—	—
Total shareholders’ deficit	(26,197)	(166,469)	(565,279)	(99,183)	(668,391)	(102,729)

Notes:

(1)         All translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at the rate as of the end of the applicable period, that is, RMB6.5063 to US$1.00, the rate in effect as of December 29, 2017.

Exchange Rate Information

Substantially all of our operations are conducted in China and substantially all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.5063 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2017. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 13, 2018, the noon buying rate was RMB 6.2725 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Exchange Rate
Period	Period End	Average (1)	Low	High
	(RMB per US$1.00)
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
October	6.6328	6.6254	6.6533	6.5712
November	6.6090	6.6200	6.6385	6.5967
December	6.5063	6.5932	6.6210	6.5063
2018
January	6.2841	6.4233	6.5263	6.2841
February	6.3280	6.3183	6.3471	6.2649
March	6.2726	6.3174	6.3565	6.2685
April (through April 13, 2018)	6.2725	6.2889	6.3045	6.2655

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

We believe that the market recognition of our brand has significantly contributed to the success of our business and that maintaining and enhancing our brand recognition is critical to sustaining our competitive advantages. Our ability to maintain and enhance brand recognition and reputation depends primarily on the perceived effectiveness and quality of our curriculum and teachers, as well as the success of our branding efforts. In 2017, we engaged Mr. Jia Nailiang, a well-known Chinese actor, to be our brand ambassador. In March 2018, we further refined our 51Talk brand to focus on K-12 one-on-one mass market program, while introduce our small class offering under the Hawo (哈沃) brand and our adult English courses under the WuYouYingYu (无忧英语) brand. Our branding efforts, however, may not be successful and we may incur significant branding costs. If we are unable to maintain and further enhance our brand recognition and reputation and promote awareness of our platform, we may not be able to maintain our current level of students, fees and engage qualified teachers, and our results of operations may be materially and adversely affected. Furthermore, any negative publicity relating to our company, our courses, teachers and platform or our brand ambassador, regardless of its veracity, could harm our brand image and in turn materially and adversely affect our business and results of operations.

If we are unable to conduct sales and marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

We have incurred significant sales and marketing expenses. Our sales expenses include telemarketing sales and free trial lesson related expenses, and our marketing expenses include online and mobile marketing and branding expenses. The number of our sales and marketing staff increased from 1,837 as of December 31, 2015 to 2,769 as of December 31, 2016, and further to 3,637 (including 1,470 full-time employees and 2,167 outsourced personnel) as of December 31, 2017. We incurred RMB297.3 million, RMB464.9 million and RMB657.1 million (US$101.0 million) in sales and marketing expenses in 2015, 2016 and 2017, respectively. In December 2015, we began outsourcing part of our marketing and sales functions to independent third party suppliers who provide management and business outsourcing services. As of December 31, 2016, 714 of our previous employees had terminated their employment with us and established employment relationships with the third party suppliers that provide outsourcing services to us. In 2017, none of our full-time employees were switched to an outsourcing contract.

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

We have incurred net losses since our inception. We experienced net losses of RMB327.1 million, RMB514.8 million and RMB580.8 million (US$89.3 million) in 2015, 2016 and 2017, respectively. We had accumulated deficit of RMB570.0 million, RMB1,173.0 million and RMB1,753.8 million (US$269.6 million) as of December 31, 2015, 2016 and 2017, respectively.

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

•                  we may not be successful in effectively delivering and promoting our small class lessons and group lessons;

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

Historically, our core business centered on English education to adults with our Classic English course. We have since switched our focus to target K-12 students and expanded our course offerings to K-12 students as well as a broader range of situation-based English education and test preparation targeting a wide range of student demographics. In addition to lessons with Filipino teachers, we have also introduced lessons with Western teachers and Chinese teachers to provide our students a broader selection of teachers and course formats. We intend to continue developing new courses. The timing of the introduction of new courses is subject to risks and uncertainties. Unexpected technical, operational, logistical or other problems could delay or prevent the introduction of one or more new courses. Moreover, we cannot assure you that any of these courses or programs will match the quality or popularity of those developed by our competitors, achieve widespread market acceptance or contribute the desired level of income.

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

Labor costs in China have increased with China’s economic development, particularly in the large cities where our offices are based. Rising inflation in China is also putting pressure on wages and the average wage level for our employees has also increased in recent years. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated governmental agencies for the benefit of our employees. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our students by increasing prices for our courses or improving the utilization of our staff, our profitability and results of operations may be materially and adversely affected. Furthermore, the PRC government has promulgated new laws and regulations to enhance labor protection in recent years, such as the Labor Contract Law and the Social Insurance Law. As the interpretation and implementation of these new laws and regulations are still evolving, our employment practice may not at all times be deemed in compliance with the new laws and regulations. For instance, in December 2015, we began outsourcing part of our marketing and sales functions to independent third party suppliers who provide management and business outsourcing services to us in December 2015. There remains a degree of uncertainty as to whether this service outsourcing arrangement will be deemed a labor dispatch arrangement under current PRC laws and regulations. If the authorities take the view that this outsourcing arrangement constitutes labor dispatch and thus violates relevant labor laws, we may be ordered to terminate this outsource arrangement and may even be fined or have our business license revoked. If we are subject to penalties or incur significant liabilities in connection with labor disputes or investigation, our business and profitability may be adversely affected.

In addition, our future success depends, to a significant extent, on our ability to engage, train and retain qualified personnel in the Philippines, particularly experienced teachers with expertise in English education. Our experienced mid-level managers in the Philippines are instrumental in implementing our business strategies, executing our business plans and supporting our business operations and growth. We benefit from lower labor costs in the Philippines, but the Philippines is subject to relatively high degrees of political and social instability. Disruptions resulting from this instability could decrease our efficiency and increase our costs. Any political or economic instability in the Philippines could result in our having to replace or reduce these labor sources, which may increase our labor costs and have an adverse impact on our results of operations.

In the third quarter of 2015, we began offering one-on-one lessons with Western teachers to complement our pool of Filipino teachers. We expanded our pool of North American teachers since we launched the American Academy program in the second quarter of 2016.  We engage our teachers in the Philippines and North America as independent contractors, whose rights are different from those of employees. There are uncertainties to make a conclusive determination whether a service provider is an independent contractor or an employee. The level and extent of control exercised by the hiring entity, among other factors, would determine the employment status. Our labor costs will increase if we engage our teachers in the Philippines or North America as full-time employees or if courts or relevant authorities in the Philippines or North America determine that our teachers are deemed employees instead of independent contractors. In addition, we will need to apply for employment permit with the competent authorities in China if our Filipino or North American teachers are deemed employees located in China.

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

The success of our business depends in large part on our ability to retain our students by delivering a satisfactory learning experience and improving their English proficiency. If students feel that we are not providing them the experience they are seeking, they may choose not to renew their existing packages. For example, our education programs may fail to significantly improve a student’s English proficiency. There are no standard assessments or tests to measure the effectiveness of our lessons or teaching methods, and our ability to improve the English proficiency of our students is largely dependent upon the interests, efforts and time commitment of each student. Student satisfaction and, especially for K-12 students, parent satisfaction with our programs may decline for a number of reasons, many of which may not reflect the effectiveness of our lessons and teaching methods. A student’s learning experience may also suffer if his or her relationship with our teachers does not meet expectations. We have observed an increase in forfeiture rate historically, which may negatively impact the perceived effectiveness of our curriculum and the level of student engagement on our platform. If a significant number of students fail to significantly improve their English proficiency after taking our lessons or if their learning experiences with us are unsatisfactory, they may not purchase additional lessons from us or refer other students to us and our business, financial condition, results of operations and reputation would be adversely affected.

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

The Philippines, China and several Southeast Asian nations have been engaged in a series of long-standing territorial disputes over certain islands in the South China Sea, also known as the West Philippine Sea. The Philippines maintains that its claim over the disputed territories is supported by recognized principles of international law consistent with the United Nations Convention on the Law of the Sea. The Philippines brought the dispute to arbitration, of which the ruling was rejected by China.

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

As of December 31, 2017, we leased twenty-two office facilities in China for our operations. A portion of our business premises have not been registered with the local counterpart of State Administration of Industry and Commerce, or the SAIC, pursuant to the relevant PRC laws and regulations. If the relevant PRC government authorities discover or determine that Beijing Dasheng Zhixing Technology Co., Ltd., or Dasheng Zhixing, conducts business at unregistered business premises, it may order Dasheng Zhixing to make correction within a given period or to cease the use of such unregistered business premises as its business premises, and may concurrently levy a fine up to RMB100,000 on Dasheng Zhixing. As of the date of this annual report, we are not aware of any claims or actions being contemplated or initiated by governmental authorities or any other third parties with respect to our use of unregistered business premises to conduct our business in PRC. However, we cannot assure you that our use of such unregistered business premises will not be challenged. In addition, all of our leasehold interests in leased properties have not been registered with the relevant PRC governmental authorities as required by PRC law, which may expose us to potential fines.

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

Our success heavily depends upon the continued services of our management. In particular, we rely on the expertise and experience of Mr. Jack Jiajia Huang, our founder, chairman and chief executive officer, and Ms. Ting Shu, our co-founder, director and senior vice president, who are husband and wife. We also rely on the experience and services from other senior management, including Mr. Liming Zhang, our co-founder and chief operating officer, Mr. Jimmy Lai, our chief financial officer. If they cannot work together effectively or efficiently, our business may be severely disrupted. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we may lose students, teachers, and other key professionals and staff members. Our senior management has entered into employment agreements with us, including confidentiality and non-competition clauses. However, if any dispute arises between our officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

Currency fluctuations in the Philippine Peso, Hong Kong dollars or U.S. dollars relative to Renminbi could increase our expenses.

All of our revenues are denominated in Renminbi, and a significant portion of our costs are incurred in U.S. dollars and Philippine Pesos, including payments to nearly all of our teachers. In the third quarter of 2015, we began offering one-on-one lessons with Western teachers whose payments are made in U.S. dollars. The Philippines continues to experience inflation, currency declines and shortages of foreign exchange. In addition, from time to time, the Renminbi experiences fluctuation. We are exposed to the risk of cost increases due to inflation in the Philippines and the depreciation of Renminbi. These conditions could create economic instability that could harm our business operations. We are therefore exposed to the risk of an increase in the value of the Philippine Peso relative to Renminbi and U.S. dollars relative to Renminbi, which would increase our expenses. As we currently engage a third-party vendor to handle the payment of the service fees of our teachers in the Philippines and in North America, and we settle the balance with them in Hong Kong dollars, we are also exposed to the risk of an increase in the value of the Hong Kong dollar relative to Renminbi. We do not currently engage in any transactions as a hedge against risk of loss due to foreign currency fluctuations.

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

In addition, the Philippines has and may in the future experience political instability, including strikes, demonstrations, protests, marches, coups d’etat, guerilla activity or other types of civil disorder. These instabilities and any adverse changes in the political environment in the Philippines could increase our costs, increase our exposure to legal and business risks, disrupt our office operations in the Philippines or affect our ability to engage teachers.

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

We adopted share incentive plans in September 2013, or the 2013 Plan, and in December 2014, or the 2014 Plan. The 2014 Plan was amended in February 2016. Under the 2013 Plan and the 2014 Plan, we are authorized to grant options or share purchase rights to purchase up to an aggregate of 36,229,922 Class A ordinary shares as of the date of this annual report. In May 2016, we adopted the 2016 share incentive plan, or the 2016 Plan, pursuant to which a maximum of 4,600,000 Class A ordinary shares may be issued pursuant to all awards granted thereunder. Beginning in 2017, the number of shares reserved for future issuances under the 2016 Plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors, during the term of the 2016 Plan. As of January 1, 2018, the maximum aggregate number of Class A ordinary shares may be issued pursuant to all awards granted under the 2016 Plan was increased to 13,653,209. As of February 28, 2018, options to purchase a total of 28,674,800 Class A ordinary shares were issued and outstanding, and 703,125 restricted share units were outstanding under the 2013 Plan and the 2014 Plan. As of February 28, 2018, 3,642,505 restricted share units were outstanding under the 2016 Plan. As a result of grants and potential future grants under the 2013 Plan, the 2014 Plan and the 2016 Plan, we have incurred and will continue to incur share-based compensation expenses. As of December 31, 2017, we have recognized share-based compensation expense in the amount of RMB35.1 million (US$5.4 million) in 2017. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We have limited insurance coverage for our operations in China and the Philippines, which could expose us to significant costs and business disruption.

We do not maintain any liability insurance or property insurance policies covering students, equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance. We maintain commercial medical insurance for our management in China and provide government-mandated medical insurance to all of our employees in the Philippines and China, with supplementary medical insurance to certain of our employees in the Philippines and China. However, as the insurance industry in China is still in an early stage of development, insurance companies in China currently offer limited business-related insurance products. We also have limited experience dealing with the insurance industry in the Philippines. We do not maintain business interruption insurance, nor do we maintain key-man life insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audit of our consolidated financial statements as of December 31, 2016 and 2017, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting and other control deficiencies as of December 31, 2016 and 2017. As defined in standards established by the United States Public Company Accounting Oversight Board, or the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified is related to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge and experience to establish and implement key controls over period end closing and financial reporting and to properly prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. Following the identification of the material weakness and other control deficiencies, we have taken measures and plan to continue to take measures to remedy these deficiencies. For details of these remedies, see “Item 15. Control and Procedures”. However, the implementation of these measures may not fully address the material weakness and deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct the material weakness and control deficiencies or our failure to discover and address any other material weakness or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud. Our management concluded that, as of December 31, 2017, our internal control over financial reporting was ineffective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

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

Foreign ownership in entities that provide value-added telecommunication services, is subject to restrictions under current PRC laws and regulations. For example, in accordance with the Guidance Catalog of Industries for Foreign Investment, as amended in 2017, and other applicable laws and regulations, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except for e-commerce) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record.

We are a Cayman Islands company and our PRC subsidiary, Beijing Dasheng Online Technology Co., Ltd., or Dasheng Online, is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we operate our www.51talk.com website through our PRC consolidated VIE, Dasheng Zhixing. Dasheng Zhixing holds our ICP License for www.51talk.com. Dasheng Zhixing is 61.25% owned by Mr. Jiajia Huang, 26.25% owned by Ms. Ting Shu, and 12.50% owned by an affiliate of an angel investor. All shareholders of Dasheng Zhixing are PRC citizens. We entered into a series of contractual arrangements with Dasheng Zhixing and its shareholders, which enable us to:

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

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the purchase option agreements with these shareholders to request them to transfer all of their equity ownership in Dasheng Zhixing to Dasheng Online or one or more individuals designated by us. We rely on Mr. Jack Jiajia Huang and Ms. Ting Shu, both of which are our directors, and Ms. Ling Chen to abide by PRC law, which provides that directors owe a fiduciary duty to the company. Such fiduciary duty requires directors to act in good faith and in the best interests of the company and not to use their positions for personal gains. If we cannot resolve any conflict of interest or dispute between us and the shareholders of Dasheng Zhixing, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

We only have control over our internet platform through contractual arrangements. We do not own our internet platform in China due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet information provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

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

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where they operate their businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Dasheng Zhixing, our PRC operating entity and Dasheng Online, our PRC subsidiary, have not made adequate employee benefit payments and we have recorded accruals for estimated underpaid amounts of RMB46.8 million, RMB62.9 million and RMB50.7 million (US$7.8 million) as of December 31, 2015, 2016 and 2017, respectively, in our financial statements. Our failure in making contributions to various employee benefit plans and in complying with applicable PRC labor-related laws may subject us to late payment penalties. We may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and our results of operations.

The PRC Labor Contract Law was issued on June 29, 2007, and was later amended on December 28, 2012. It has reinforced the protection of employees who, under the PRC Labor Contract Law, have the right, among others, to have written labor contracts, to enter into labor contracts with no fixed terms under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. According to the PRC Social Insurance Law, which became effective on July 1, 2011, and the Administrative Regulations on the Housing Funds, Companies operating in China are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance and housing funds plans, and the employers must pay all or a portion of the social insurance premiums and housing funds for their employees.

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

Regulation and censorship of information disseminated over the internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our internet platform.

The PRC government has adopted regulations governing internet access and the distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, and the closure of the concerned internet platforms. The internet platform operator may also be held liable for such censored information displayed on or linked to the internet platforms. If our website is found to be in violation of any such requirements, we may be penalized by relevant authorities, and our operations or reputation could be adversely affected.

The operation of Dasheng Zhixing may be deemed by relevant PRC government authority to be beyond its authorized business scope. If the relevant PRC government authorities take actions against Dasheng Zhixing, our business and operations could be materially and adversely affected.

The principal regulations governing private education in China consist of the Education Law of the PRC, the Law for Promoting Private Education, or Private Education Law, and the Implementation Rules for the Law for Promoting Private Education. Under these currently effective PRC laws and regulations, private education is deemed a public welfare undertaking in China. According to the Private Education Law, establishment of private schools for academic education, pre-school education, self-taught examination support and other cultural education shall be subject to approval by the authorities in charge of education, while establishment of private schools for vocational qualification training and vocational skill training shall be subject to approvals from the authorities in charge of labor and social welfare. A duly approved private school will be granted a private school operating permit, and shall be registered as a legal person at the competent registration authorities. Sponsors of private schools may set up, at their sole discretion, non-profit or commercial private schools. Nonetheless, sponsors may not establish commercial private schools providing compulsory education. Pursuant to the Implementation Rules for the Classification Registration of Private Schools jointly issued by the Ministry of Education, or the MOE, and several other government authorities on December 30, 2016, a commercial private school shall first obtain a private school operating permit prior to its registration with the SAIC or its local counterparts. Pursuant to the Implementation Rules for the Supervision and Administration of Commercial Private Schools jointly issues by the MOE, the SAIC and Ministry of Human Resources and Social Security on December 30, 2016, commercial private training institutions shall also be treated by reference to the requirements applicable to commercial private schools.

We operate an online platform that provides online tutoring programs to students through the internet, and both of our PRC subsidiary and our PRC consolidated VIE are registered with Beijing AIC as commercial enterprises. On December 29, 2017, the People’s Government of Shanghai promulgated the Administration Measures of Shanghai Municipality on the Commercial Private Training Institutions, pursuant to which establishment of commercial private schools for cultural education or vocational skills training are required to obtain a private school operating permit, while the administration measures applicable to the institutions offering training service only via internet shall be formulated separately. However no specific administration measures regarding the institutions offering training service only via internet have been promulgated by Shanghai government as of the date of this annual report. As of the date of this annual report, the local government of Beijing where Dasheng Zhixing is incorporated, the local government of Wuhan where Houdezaiwu Online is incorporated and the local government of Tianjin where Tianjin Zhixing is incorporated have not promulgated any specific rules on commercial training institutions. After consulting with the local competent governmental authorities, we were advised that prior to any specific rules on online commercial private training, they will not grant private school operating permits to the institutions offering training service only via internet like us or request such institutions to hold such permits. As of the date of this annual report, we have not received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities regarding the conducting of our business beyond authorized business scope or without any approvals and permits. However, we cannot assure you that we will not be subject to any penalties in the future. If the relevant PRC government authorities discover or determine that Dasheng Zhixing operates beyond its authorized business scope, Dasheng Zhixing may be ordered to complete the registration for change of business scope within a given period, failing which Dasheng Zhixing is subject to a one-time fine of RMB10,000 to RMB100,000, or may be ordered to cease its operation if the relevant authorities determine that Dasheng Zhixing is operating without any approval or permit required. If we fail to obtain a private school operating permit after the local rules or guidelines on registration of pure online commercial training institutions have been promulgated in provinces or cities where our PRC Entities is incorporated, we may be prohibited from continuing operating our current business until we obtain the required permit.

We face risks and uncertainties with respect to the licensing requirement for Internet audio-video programs.

On December 20, 2007, the State Administration of Press Publication Radio Film and Television, or SAPPRFT, and the MIIT, jointly promulgated the Administrative Measures Regarding Internet Audio-Video Program Services, or the Internet Audio-Video Program Measures, which became effective on January 31, 2008 and were amended on August 28, 2015. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a License for Online Transmission of Audio-Visual Programs issued by SAPPRFT or its local bureaus or completing the relevant registration with SAPPRFT or its local bureaus, and only state-owned or state-controlled entities are eligible to apply for a License for Online Transmission of Audio-Visual Programs. In a press conference jointly held by the SAPPRFT and MIIT in February 2008 to answer questions relating to the Internet Audio-Video Program Measures, the SAPPRFT and MIIT clarified that those providers of internet audio-visual program services who engaged in such services prior to the promulgation of the Internet Audio-Video Program Measure may re-register and continue their operation of internet audio-visual program services so long as those providers did not violate the relevant laws and regulations in the past, regardless whether they are state-owned or state-controlled entities or not, but any other entities intend to provide internet audio-visual program services shall comply with all requirements specified in the Internet Audio-Video Program Measures. The Tentative Categories of Internet Audio-Visual Program Services, or the Categories, promulgated by SAPPRFT promulgated on April 1, 2010 and amended on March 10, 2017 clarified the scope of Internet audio-video programs services. According to the Categories, there are four categories of Internet audio-visual program services which are further divided into seventeen sub-categories. The third sub-category to the second category covers the making and editing of certain specialized audio-video programs concerning, among other things, educational content, and broadcasting such content to the general public online. However, there are still significant uncertainties relating to the interpretation and implementation of the Internet Audio-Video Program Measures, in particular, the scope of “internet audio-video programs.” We do not offer recorded audio-video lectures to either general public or our enrolled students. In the course of delivering the lessons, the foreign teachers and enrolled students communicate and interact live with each other, by utilizing our Air Class platform. The audio and video data are transmitted through the relevant platform between the specific recipients instantly without any further redaction. We believe the limited scope of our audience and the nature of the raw data we transmit distinguishes us from general providers of internet audio-visual program services, such as the operator of online video websites, and the provision of the Audio-Visual Program Provisions are not applicable with regard to our offering of the lessons. However, we cannot assure you that the competent PRC government authorities will not ultimately take a view contrary to our opinion. In addition, as supplementary course materials, we offer certain audio-video contents on our websites and mobile apps for the review of all registered members. If the governmental authorities determine that our relevant activities fall within the definition of “internet audio-video program service” under the Audio-Visual Program Provisions, we may be required to obtain the License for Disseminating Audio-Video Programs through Information Network. If this occurs, we may not be able to obtain such license and we may become subject to penalties, fines, legal sanctions or an order to suspend our use of audio-video content. On March 7, 2016, Dasheng Zhixing received a Decision on Administrative Penalty issued by the Beijing Cultural Market Administrative Law Enforcement Agency, according to which Dasheng Zhixing has been given a warning and a penalty of RMB 5,000 for posting video clips on our website without required licenses. We have taken various corrective measures as required by the authorities, such as deleting the video clips in question, blocking video upload function in our online forum, and engaging a qualified third party to host certain of the video clips we use on our websites. However, we cannot assure you the corrective measures we have taken will be deemed adequate by the authorities and we will not be subject to any other penalties or legal sanctions in the future for our use of audio or video contents on our websites.

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

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the PRC economy since 2012. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies. There have also been concerns over unrest in Ukraine, the Middle East and Africa, which have resulted in volatility in oil and other markets. In addition, there have been concerns about the territorial disputes involving China in Asia and the economic effects of such disputes. Economic conditions in China are sensitive to global economic conditions. Although the PRC economy has grown significantly from time to time, that growth may not continue, as evidenced by the slowing of the growth of the PRC economy since 2012 to 2016. Any severe or prolonged slowdown in the PRC economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

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

We cannot assure you that all of our shareholders or beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by all relevant foreign exchange regulations. Mr. Jack Jiajia Huang and Ms. Ting Shu, who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents have completed the initial foreign exchange registrations, amended their registrations to reflect our corporate restructuring in November 2014, but have not updated their registrations required in connection with our recent corporate restructuring. In addition, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make such registrations, and we may not be able to compel them to comply with all relevant foreign exchange regulations. The failure or inability of such individuals to comply with the registration procedures set forth in these regulations may subject us to fines or legal sanctions, restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

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

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or SAT Bulletin 7. Pursuant to SAT Bulletin 7, where a non-resident enterprise indirectly transfers properties such as equity in PRC resident enterprises without any justifiable business purposes and aiming to avoid the payment of enterprise income tax, such indirect transfer must be reclassified as a direct transfer of equity in PRC resident enterprise. To assess whether an indirect transfer of PRC taxable properties has reasonable commercial purposes, all arrangements related to the indirect transfer must be considered comprehensively and factors set forth in SAT Bulletin 7 must be comprehensively analyzed in light of the actual circumstances. SAT Bulletin 7 also provides that, where a non-PRC resident enterprise transfers its equity interests in a resident enterprise to its related parties at a price lower than the fair market value, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

There is little practical experience regarding the application of SAT Bulletin 7 because it was newly issued in February 2015. However, the PRC tax authorities have already looked through some intermediary holding companies, and consequently the non-PRC resident investors were deemed to have transferred the equity interests in PRC subsidiaries and PRC corporate taxes were assessed accordingly. It is possible that we or our non-PRC resident investors may become at risk of being taxed under SAT Bulletin 7 and may be required to expend valuable resources to comply with SAT Bulletin 7 or to establish that we or our non-PRC resident investors should not be taxed under SAT Bulletin 7, which may have an adverse effect on our financial condition and results of operations or such non-PRC resident investors’ investment in us.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar in 2005, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. During the period between July 2008 and June 2010, the exchange rate between the RMB and the U.S. dollar had been stable and traded within a narrow range. However, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. In August 2015, the People’s Bank of China changed the way it calculates the mid-point price of Renminbi against the U.S. dollar, requiring the market-makers who submit for reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. The value of the Renminbi depreciated against U.S. dollar in 2015 and 2016, and appreciated against U.S. dollar in 2017.  It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

The trading prices of our ADSs have fluctuated since we first listed our ADSs. In 2017, the trading price of our ADSs has ranged from US$10.62 to US$22.36 per ADS, and the last reported trading price on April 20, 2018 was US$11.00 per ADS. The trading prices of our ADSs may continue to fluctuate and be volatile due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In recent months, the widespread negative publicity of alleged fraudulent accounting practices and poor corporate governance of certain U.S. public companies with operations in China were believed to have negatively affected investors’ perception and sentiment towards companies with connection with China, which significantly and negatively affected the trading prices of some companies’ securities listed in the U.S. Once we become a public company, any similar negative publicity or sentiment may affect the performances of our ADSs. A number of PRC companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share, with Class A and Class B ordinary shares voting together as one class on all matters subject to a shareholders’ vote. As of February 28, 2018, our Class B ordinary shares represent 74.5% of our total outstanding ordinary shares on an as-converted basis and entitle their holders to 96.7% of our total voting power.

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

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). Although the law in this regard is not clear, we treat our consolidated VIEs as being owned by us for U.S. federal income tax purposes because we exercise effective control over the consolidated VIEs and are entitled to substantially all of their economic benefits. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. Assuming that we are the owner of our consolidated VIEs for U.S. federal income tax purposes, and based upon our income and assets (taking into account goodwill and other unbooked intangibles) and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2017 and do not anticipate becoming a PFIC in the foreseeable future.

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

Furthermore, as a Cayman Islands company listed on the NYSE, we are permitted to elect to rely, and have relied, on the home country exemptions afforded to foreign private issuers under NYSE corporate governance rules, including:

•                  an exemption from having a board of directors that is composed of a majority of independent directors;

•                  an exemption from having an audit committee comprised of a least three members; and

•                  an exemption from having a nominating and governance committee that is composed entirely of independent directors.

Our board of directors is not composed of a majority of independent directors. The audit committee of our board of directors is comprised of two members. The chairman of the nominating and governance committee of our board of directors is chaired by Jack Jiajia Huang, who is not an independent director. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a United States domestic issuer.

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

You may not be able to participate in rights offerings and may experience dilution of your holdings.

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

In October 2014, we undertook an internal reorganization, pursuant to which we established two new subsidiaries, namely 51Talk English International Limited, or COE HK Co II, in Hong Kong and China Online Innovations Inc., or Philippines Co II, in the Philippines. Since the reorganization, foreign teachers delivering paid lessons on our platform no longer entered into service agreements with Philippines Co I, but rather entered into service agreements with COE HK Co II. Furthermore, we transferred the bulk of our Philippine business operations from Philippines Co I to Philippines Co II, and we began to enter into employment agreements with new full-time employees in the Philippines via Philippines Co II. In January 2016, we established a new subsidiary in the Philippines, On Demand English Innovations Inc., or Philippines Co III. In April 2016, we transferred all business operations and most of the assets of Philippines Co I to Philippines Co III. After these internal reorganizations, Philippines Co III conducts our business operations relating to the free trial lessons delivered by our free trial teachers based in Baguio City, Philippines and Philippines Co II conducts the remainder of our business operations in the Philippines, including teacher sourcing, teacher engagement, teacher training, teacher quality control, course content development and free trial lessons offered by our free trial teachers based in Manila, Philippines.

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

In January 2015, we acquired and consolidated the business operations and assets of 91 Waijiao, a provider of English education programs in China that focused on offering live lessons by foreign teachers online. The following operating metrics of our company exclude the corresponding data of 91 Waijiao for all periods presented in this annual report, all of which have been immaterial to our overall business operation since our acquisition of the business operations and assets of 91 Waijiao: (i) the number of paid lessons booked, (ii) the number of active students, (iii) the number of paying students and (iv) the number of teachers available.

On June 10, 2016, our ADSs began trading on the NYSE under the ticker symbol “COE.” We sold a total of 2,760,000 ADSs (reflecting the full exercise of the over-allotment option by the underwriters to purchase an additional 360,000 ADSs), representing 41,400,000 Class A ordinary shares, at an initial offering price of US$19.00 per ADS. Concurrently with our initial public offering, we also issued 11,842,105 and 3,947,368 Class A ordinary shares at a price of US$19.00 per share to DCM (through two affiliated entities) and Sequoia (through SCC Growth I Holdco A, Ltd.), respectively, through private placements.

In December 2016, we incorporated Shanghai Zhishi Education Training Co., Ltd., or Zhishi Training, as a wholly-owned subsidiary of Dasheng Zhixing to conduct our business operations in Shanghai. In January 2017, Wuhan Houdezaiwu Online Technology Co., Ltd., or Houdezaiwu Online, was incorporated as a wholly-owned subsidiary of Dasheng Zhixing to conduct our business operations in Wuhan. In October 2017, Tianjin Dasheng Zhixing Technology Co., Ltd., was incorporated as a wholly-owned subsidiary of Dasheng Zhixing to conduct our business operations in Tianjin.

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

English education in China traditionally focuses on test preparation instead of improving English proficiency, especially improving English communication skills. To address this unmet need, we have developed proprietary online and mobile education platforms that enable students across China to take live interactive English lessons with overseas foreign teachers, on demand, fostering the development of all aspects of English proficiency. We employ student and teacher feedback and data analytics to deliver a personalized learning experience. Our lessons are highly affordable, with each 25-minute one-on-one lesson delivered by Filipino teachers, on average costing approximately RMB35 (US$5.4), in the last quarter of 2017.

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

We develop and tailor our proprietary curriculum specifically to our interactive lesson format and our goal of building an interactive and immersive English learning environment. Our flagship courses, Classic English Junior and Classic English, place specific emphasis on the development of English communication skills. We complement our flagship offerings with American Academy and Small Class courses, as well as a number of specialty courses aimed at situation-based English education and test preparation needs, such as our 51 Talk New Concept English course, designed to help K-12 students with test preparation, as well as Business English and IELTS Speaking.

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

Our proprietary online and mobile education platforms, particularly our Air Class platform, are critical to students’ learning experience. The Air Class platform integrates a number of features that allows us to closely simulate, and in some ways surpass, a traditional classroom experience. Our 51Talk mobile app, which serves as an integral part of our students’ overall learning experience, allows students to book and manage lessons, access pre-lesson preparation and review materials, and take lessons at locations of their choice. Approximately 92.9% of our active students utilized our mobile app in the three months ended December 31, 2017.

Our gross billings increased from RMB353.3 million in 2015 to RMB868.7 million in 2016, and further to RMB1,426.9 million (US$219.3 million) in 2017. We define gross billings for a specific period as the total amount of cash received for the sale of course packages and services in such period, net of the total amount of refunds in such period. We have experienced significant growth in net revenues, which increased from RMB154.7 million in 2015 to RMB418.3 million, and to RMB848.0 million (US$130.3 million) in 2017. We incurred a net loss of RMB327.1 million, RMB514.8 million and RMB580.8 million (US$89.3 million) in 2015, 2016 and 2017, respectively.

We have experienced significant growth in the K-12 online English education market, which has since become our main focus. In 2015, we released our Classic English Junior course which is customized to the learning objectives and patterns of K-12 students. We have also implemented a series of targeted initiatives to better engage K-12 students and their parents. As a result, K-12 students’ contribution to our overall gross billings reached 80.3% in the last quarter of 2017, compared to 64.4% in the last quarter of 2016. In March 2016, we launched our 51Talk New Concept English course, which is a test preparation course tailored for K-12 students, and in May 2016, we introduced American Academy course package with teachers from North America mainly catering to children five to 12 years old. In June 2017, we launched our small class program for K-12 students, which offers students a motivating learning environment with fixed classmates and fixed teachers.

The following table sets forth our key operating data for the periods indicated:

	For the Year Ended December 31
	2015	2016	2017
Summary of Operating Data
Gross billings(1) (in RMB millions)	353.3	868.7	1,426.9
Gross billings contributed by K-12 students (in RMB millions)	106.9	480.9	1,064.4
Active students(2) (in thousands)	86.5	163.2	249.7
Paying students(3) (in thousands)	68.5	130.5	172.5
Average spending per paying student (in RMB thousands)	5.2	6.6	8.2

Notes:

(1)         “Gross billings” for a specific period refer to the total amount of cash received for the sale of course packages and services in such period, net of the total amount of refunds in such period.

(2)         An “active student”‘ for a specified period refers to a student who booked at least one paid lesson, and excluding those students who only attended paid live broadcasting lessons or trial lessons. A lesson is considered “booked” when it is taken or when the student to such lesson is confirmed absent.

(3)         A “paying student” for a specified period refers to a student that purchased a course package during the period and excluding those students who only paid for live broadcasting lessons or trial lessons, and the total number of “paying students” for a specified period refers to the total number of paying students for such period minus the total number of students that obtained refunds during such period.

Learning Process

Our holistic learning process consists of four aspects: live lessons, effective practice, assessment and mentoring from Chinese teachers.

In order to recommend the proper course level that a new student should take, we first assess the student’s English proficiency, using a 10-level scale for K-12 students and a 16-level scale for adult students. New students of one-on-one class will undergo an assessment typically carried out by our foreign teachers in one-on-one settings. New students who plan to take a small class can answer a few questions online to assess their levels of proficiency in English.

Once a student is enrolled, he or she first picks the courses based on our recommendation. For one-on-one class, the student can select the timing for each lesson according to the individual preferences and scheduling needs of each student. Lessons can be scheduled as late as one hour or as early as two weeks in advance, and are available between 6:00 a.m. to 11:30 p.m. each day. For our small-class program, at the time of enrollment, students will select a class with a fixed weekly schedule consisting of two foreign-teacher lessons and one Chinese English teacher lesson each week. Once a lesson is scheduled, the student has access to pre-lesson study materials. After each lesson, the student is encouraged to assess their learning outcome by taking the post-lesson quizzes.

Live lessons

One-on-one lessons with foreign teachers

A substantial majority of our students take live one-on-one lessons with our Filipino teachers. We believe lessons that enable interaction between the student and the teacher as well as individual attention to the students are key to an effective English learning experience. Each student has access to a large pool of qualified teachers. Students have the flexibility to select teachers based on a wide range of attributes, including their rating and feedback from other students, as well as teaching aptitudes and characteristics. We also cross reference students’ English proficiency, learning progression, age group, profession, gender and platform engagement against certain traits of our teacher base to provide each student an individualized shortlist of most suitable teachers.

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

In the second quarter of 2016, we launched the American Academy program, which includes North American teachers and mainly caters to children five to 12 years old. Each one-on-one lesson with North American teachers lasts for 25 minutes, and is offered at a higher price higher than one-on-one lessons with Filipino teachers.

Small-class lessons

Leveraging our experience in group lesson format, in June 2017, we launched our small-class program to give students more options that cater to their needs to learn with peer, with fixed schedule, fixed classmates and fixed teachers.

Students opting in for small-class lessons will choose a class with a fixed teacher designated for the class and a fixed weekly schedule for a period of approximately two months to one year. Each week, students will have three lessons in total, each lasting for 45 minutes, two of them taught by the foreign teacher and one by the Chinese English teacher. Each small class taught by a foreign teacher is composed of up to four students, while the small class taught by the Chinese English teacher is composed of up to twelve students. The small class lesson format encourages students to interact with the teachers and classmates and help engage students in the in-class environment through learning with the same groups of classmates and teachers every time.

For our small-class lesson, we offered both Filipino teacher and North American teacher options for students, with the latter offered at a higher price.

Group lessons

We offer group lessons offered by foreign teachers that last for 50 minutes and can accommodate up to six students. Our group lessons taught by foreign teachers cover a wide range of interest-based topics, and are designed to foster lively group discussions among students.

In addition, we have been offering group lessons taught by Chinese tutors since the fourth quarter of 2015. The purpose of such group lessons is to build a basic level of English proficiency and to serve as a transition for students to eventually become comfortable taking lessons with foreign teachers. Since December 2017, we no longer offer such group lessons to our new students.

The course materials for group lessons include a combination of phonetics training and beginner level Classic English Junior or Classic English course content, with the Classic English Junior or Classic English course content revised by adding more situation-based examples. Each group lesson for K-12 students also lasts for 50 minutes, and can accommodate up to five students. Each group lesson for adults can accommodate up to seven students, and lasts for 50 minutes.

In our American Academy program, we offer 25-minute group reading lessons taught by North American teachers to complement the one-on-one lessons. The course materials for such group lessons are primarily English picture storybooks.

In 2017, our students booked a total of 18.2 million paid lessons, including one-on-one, small-class and group lessons, compared with 12.1 million paid lessons in 2016. In the three months ended December 31, 2017, our students booked a total of 4.8 million paid lessons. When calculating the number of paid lessons for our small-class and group lessons, we use the number of lessons that teachers gave instead of the number of lessons that students booked, to avoid double counting of paid lessons when multiple students took the same class.

Other Live Broadcasting lessons

In addition to the above three types of lesson formats, we also offer live broadcasting lessons taught by Chinese or foreign teachers to meet various needs of students and to reach a more diversified student base. The lessons cover interest-based as well as test preparation topics. Some live broadcasting lessons are free of charge, and some can only be accessed by use of credits.

Effective Practice

Students are encouraged to preview course materials through the Air Class platform. Pre-lesson learning is particularly important, as such process allows students to engage in more productive interactions with teachers or other students during live lessons.

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

Assessment

To assess learning outcomes and to reinforce memories on course materials, students may access our post-lesson review system through the Air Class platform and our mobile app. Our post-lesson review system includes quizzes that are designed to capture the key takeaways from each lesson. In order to advance to a higher level of Classic English Junior or Classic English course, a student is encouraged to take a level advancement exam designed to test the student’s grasp of the key knowledge points from the previous course level.

Teaching and Mentoring from Chinese Teachers

We maintain a pool of Chinese English teachers for our K-12 students. Our Chinese teachers host weekly preview and review lessons as part of the small class program. They also assign and grade homework, as well as provide timely responses to students and parent’s inquiries through managing WeChat study groups. To ensure that our Chinese teachers are suitably qualified to support our students, we have established stringent selection criteria and make hiring decisions based on English proficiency, academic qualifications and teaching experience. We require our Chinese teacher to possess, at a minimum, a college degree. We had 350 (including 28 full-time employees and 322 outsourced personnel) Chinese teachers as of December 31, 2017.

Foreign Teachers

Our teaching staff is critical to the quality of our programs and to promoting our brand and reputation. We have assembled a large pool of teachers in the Philippines as well as in North America who deliver paid lessons based on their individual availability, at appropriate locations of their choice, and are paid according to the number of lessons they teach. Teachers who deliver paid lessons are generally engaged by us as independent contractors. We enter into service agreements with our teachers for an initial term of one year which automatically renews at the end of each term. We monitor the aggregate number of hours our teachers provide each day and the rate at which our students take lessons in order to provide both an optimal number of teachers for our large and growing student base and sufficient teaching opportunities for our teachers. As of December 31, 2015, 2016 and 2017, we had approximately 4.7 thousand, 7.7 thousand and 15.0 thousand available teachers who have been qualified to deliver lessons on our platform, respectively. In addition, teachers who give free trial lessons, all of whom are our full-time employees, may also deliver paid lessons to fully utilize their office hours.

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

We attract applicants through various online social media platforms and career websites and regularly participate in job fairs in the Philippines. We have established official partnerships with leading universities in the Philippines, through which we promote our job offerings to and accept applications from their students. We also reach out to prospective North American teachers, Chinese teachers and Western teachers through major job posting portals. Our teachers are attracted to our platform as it grants them the flexibility of scheduling and location, allows them to utilize their English skills to receive competitive service fees, and gives them the opportunity to interact with students. In addition, we have a strong brand presence in the Philippines and a significant percentage of our teachers are referred to us from our existing teachers, which drives cost efficiency of our teacher engagement. Teachers engaged through internal referrals have historically demonstrated higher instructional quality and retention rates.

To ensure the quality of our teachers, we seek teachers capable of, and preferably experienced in, delivering effective instruction. Given the interactive nature of our live lessons, we seek to engage teachers who have a strong command of the English language and good communication skills. Prospective candidates must go through a resume screening, phone interview screening, pre-service orientation, new teacher training and demonstration in order to be qualified to deliver live lessons to our students. In each of 2016 and 2017, we qualified only approximately 2.2% of the total applicants in the Philippines each year.

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

To ensure our teachers continue to improve, we offer standardized training modules based on their progress and experience level on our platform. Our teachers are ranked according to a six-star scale and most of them begin their careers as one-star teachers. In order to advance through our system, teachers must accumulate the required amount of teaching hours, maintain high student ratings and complete the training modules. Our training program is updated and customized based on changes to our curriculum and feedback from our quality assurance team and students. We also operate a quality assurance team to monitor teacher performance, review recordings of lessons based on random samplings and handle student complaints.

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

Course Offerings

In addition to building general proficiency in listening, speaking, reading and writing skills, our proprietary course materials have a special emphasis on developing English communication skills. Each of our courses for one-on-one lessons is broken down into 25-minute sessions, and for small-class lessons into 45-minute sessions, both highly interactive and with clear learning objectives. The materials for our courses are designed for teaching settings that are conducted in live audio-visual lesson format and delivered by foreign teachers completely in English.

We currently offer two flagship courses, namely Classic English Junior and Classic English, both of which were developed under the guidance of the Common European Framework of Reference for Languages: Learning, Teaching, Assessment, or the CEFR. We launched our Classic English Junior course in 2015, our 51Talk New Concept English course in March 2016, our American Academy course package in May 2016 and our Small Class course package as part of our efforts to expand further into the K-12 English education market. In addition, we offer a number of specialty English courses aimed at situation-based English education, such as in business settings, as well as test preparation needs.

Classic English Junior and Classic English

Classic English Junior and Classic English are our flagship courses and are taken by the substantial majority of our students, with the former targeting K-12 students and the latter catering to adult students. Our proprietary Classic English curriculum and course materials were developed under the guidance of the CEFR and are grouped into six general stages of English proficiency, split across a total of 16 levels. In addition to being guided by the CEFR, our proprietary Classic English Junior curriculum and course materials are developed under the further guidelines of the Content and Language Integrated Learning teaching method, and are split across 10 levels (from L0 to L9) in aggregate. As a curriculum for K-12 students, our Classic English Junior course materials are adapted in particular to the learning patterns of children and teenagers, with a strong emphasis on teaching the subject matters in addition to English language skills.

The different levels of our Classic English Junior and Classic English course materials correspond to the English proficiency levels of new students as determined by our initial assessment process and also correspond to the six levels of language proficiency as described under the CEFR. Students are recommended to begin on our platform with the level of Classic English Junior or Classic English that corresponds to their individual English proficiency. In order to advance to a higher level of Classic English Junior or Classic English course, a student is encouraged to take a level advancement exam designed to test the student’s grasp of the key knowledge points from the previous course level. Such exams also serve as a studying tool for students to hone what they had previously learned during the course by requiring students to review their notes and study materials from earlier lessons.

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

In June 2017, we introduced our small class program. The Small Class curriculum and course materials are developed under the guidelines of the CEFR, and are split across seven levels. The course materials are integrated with features of interactions and gamifications to enhance student collaboration and positive competition in a peer learning environment.

Specialty courses

In addition to our flagship courses, we currently offer various specialty English courses aimed at situation-based English education and test preparation. Our most popular specialty courses include Business English, IELTS Speaking, Free-talk, Interview English, Travel English and Daily English.

Course Content Development

Team

We have dedicated course content development teams based in Beijing and Manila, employing a total of 157 professionals as of December 31, 2017. Our content development team members focus exclusively on developing, updating and improving our curriculum and course materials. We leverage the familiarity of our professionals in Beijing with the learning patterns of Chinese students, as well as the high English proficiency of our professionals in the Philippines to produce customized and high quality course material for our students.

Process

Our Classic English Junior, Classic English, American Academy and Small Class course materials and content for substantially all of our popular specialty courses are developed in-house.

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

We regularly release updates to our course materials. For our Classic English Junior course materials, we generally release a major update every year. We will continue to launch new courses in the future, especially in the area of K-12 English education, in order to meet the varied interests and English learning needs of young students across China and to realize greater cross-selling opportunities.

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

Mobile app

Our mobile platform is an integral part of our students’ overall learning experience. Through our mobile app, we enhance the learning experiences of our students with better flexibility and higher frequency of engagement. It allows students to book and manage lessons, access pre-lesson preparation and review materials and take lessons over their mobile devices. It also supports live lessons with features specifically designed for mobile devices. We continually upgrade and optimize our mobile app to improve our student experience. Approximately 92.9% of our active students accessed our mobile platform at least once during the three months ended December 31, 2017. We offer our mobile app on both iOS and Android.

Students

In 2015, 2016 and 2017, we had 86.5 thousand, 163.2 thousand and 249.7 thousand active students, respectively. An “active student” for a specified period refers to a student who booked at least one paid lesson, excluding those students who only attended paid live broadcasting lessons or trial lessons. A lesson is considered “booked” when it is taken or when the student to such lesson is confirmed absent.

Profile

In the fourth quarter of 2017, 74.0% of our active students were K-12 students, compared to 54.6% in the fourth quarter of 2016, among which, 2.1% were college students and 23.7% were working adults. The percentage of K-12 students has risen in the past year as we expanded our targeted marketing efforts and launched the flagship Classic English Junior course, 51Talk New Concept English course, and American Academy program and Small Class program to cater to K-12 English education needs.

In the fourth quarter of 2017, 47.4% of our active students resided in tier-one cities in China. We plan to increase penetration in our existing geographic markets in China and further expand into new ones with great growth potential.

Student Services

We employ a service-oriented approach and devote significant resources to developing course-related support and services for our students.

Our technology support personnel are available during lesson hours to monitor and provide real-time support services to students encountering technical difficulties.

In addition to the student services described above, our general student service representatives counsel potential and existing students on our courses, assist in course-package purchases, handle student complaints and provide other support services. They are available online and by phone between 9:00 a.m. and 10:30 p.m., seven days a week. Our dedicated general student service team had 140 individuals (including six full-time employees and 134 outsourced personnel) as of December 31, 2017. We engage student service personnel from candidates with good communication skills and student service ethics and provide on-the-job training for our new staffs. We conduct ongoing evaluations of our student service staff and provide periodic training to improve their skills.

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

Branding

We are focused on promoting our 51Talk brand and to increase the overall effectiveness of our sales and marketing efforts. In August 2017, we engaged Jia Nailiang, a well-known actor in China, as our ambassador. In 2017, we also held a national English language competition in China to improve brand awareness and instill a sense of competitive learning among prospective K-12 students. In March 2018, we announced that our 51Talk brand will represent our K-12 one-on-one mass market program, and we further positioned our small class offering under the Hawo (哈沃) brand and our adult English courses under the WuYouYingYu (无忧英语) brand.

Channels

Online channels

We place online and mobile advertisements mainly on search engines and conduct marketing on leading social media platforms and web portals in China. We also place banner advertisements on popular internet education platforms and apps, as well as mobile news apps. We purchase pre-roll advertising slots during western TV shows streaming on leading internet television platforms in China. As part of our efforts to increase K-12 enrollment, we also place advertisements on online parenting community portals in order to reach a broader audience of parents of prospective students.

Referrals

We have historically generated a significant percentage of our sales leads through word-of-mouth referrals by our students and parents. New enrollments through word-of-mouth referrals has benefited from the rapid growth in our student base, as well as our reputation, brand and the proven learning results of our students. We integrated social network functionalities into our mobile app and utilize social network platforms such as WeChat to encourage students to share their learning experience with their friends. For the fourth quarter of 2017, the K-12 referral rate was 52.7%. We define the referral rate of K-12 students for a certain period as the percentage of new paying K-12 students in such period who indicated to us that they were referred by other people to our platform.

We believe the rapid growth of our K-12 student base, greater brand awareness and the success of our K-12 students in achieving their English learning objectives lead to more word-of-mouth referrals.

Offline channels

We place outdoor display advertisements in public transportation terminals and residential complexes in selected large Chinese cities, such as subway stations, as well as select national television and national radio stations.

We also established physical experience centers in Shanghai to showcases our lessons to prospective students. Sales representatives in our experience centers assist prospective students with course enrollment. As of December 31, 2017, we had one experience center open. We have closed down all our experience centers as of the date of this annual report.

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

In addition, since March 2016, we began to work with public schools in China to offer free online group lessons taught by foreign teachers to their students. We currently utilize this channel mainly to acquire students for our small class program. As of December 31, 2017, students from over 3,200 public schools have attended the free group lessons. Students may pay nominal fees to obtain certain privileges in class, such as priority to interact with teachers. We also introduced our free WuYouKeTang (无忧课堂) app on iOS and Android in September 2016 for students attending such lessons. We had approximately 1.6 million cumulative activations as of December 31, 2017, as well as approximately 515 thousand monthly active users for the month of December 2017. A monthly active student of WuYouKeTang for a specific month refers to a WuYouKeTang user who launched the WuYouKeTang mobile app at least once during such month.

Sales Process

The sales leads generated by our various marketing channels are initially handled by our tele-marketing teams. The primary function of our tele-marketing personnel is to encourage prospective students who have registered their information on our online and mobile platforms to sign-up for free trial lessons and to assist with the sign-up process.

We offer free trial lessons to prospective one-on-one lesson program students. In addition to giving prospective students a preview of our interactive learning experience, we also use free trial lessons to assess the English proficiency of prospective students. A majority of our free trial lessons are delivered by our free trial teachers, who are our full-time employees. We have a highly selective process for free trial teachers. Free trial teachers must also participate in regular training programs. A significant portion of the training programs for free trial teachers concern salesmanship and client communication. As of December 31, 2017, we had 1,194 free trial teachers.

Once prospective students have completed their trial lessons, our dedicated course consultants will offer feedback on the results of their English proficiency assessment, as well as introduce our holistic learning solution to prospective students. Based on this assessment and the data we had gathered from the student questionnaires, our course consultants recommend an appropriate starting level and provide advice as to the most appropriate course package and study plan for each prospective student. As of December 31, 2017, we had a total of 1,000 (including 49 full-time employees and 951 outsourced personnel) dedicated course consultants.

After a student has purchased a course package, the student is assigned to an account manager who provides personalized and ongoing support services. Our account managers track the English proficiency progress as well as the lesson booking and participation status of each student. Our account managers also assist students with future lesson bookings and course selection to increase their activity level on our platform and regularly communicate with our students to solicit their feedback on our education program, such as teaching quality and learning experience. As of December 31, 2017, we had a total of 451 (including 15 full-time employees and 436 outsourced personnel) account managers. Our account manager team plays a critical role in increasing the course package upgrades and renewals among our students.

For our small class program launched in June 2017, students generally start with short-duration trial lessons with a nominal fee. The short-duration trial lessons are two-week long, with a similar format and setting to the regular small class lessons. Each week, students will receive two lessons taught by a foreign teacher and one lesson taught by a Chinese English teacher. After completion of the short-duration trial lessons, students are converted into regular small class program ranging from approximately two months to one year.

Students who took free or paid short-duration trial lessons, or who were users of our WuYouKeTang mobile app but who did not book any paid lesson, are not counted as “active students.”

Fees

We offer the following payment plans for our students:

Prepaid credit Packages. We offer standard prepaid credit packages typically ranging from 60 lesson credits to 720 lesson credits with validity periods ranging from three months to 36 months. Each 25-minute one-on-one live lesson and 50-minute group lesson with Filipino teachers per student costs one lesson credit. Each 25-minute one-on-one live lesson with Western teachers costs four lesson credits. The price of our standard prepaid credit packages varies based on the number of credits purchased and the validity periods. Students can book lessons at any time within the validity period. Since the second quarter of 2017, we introduced prepaid credit packages with minimum monthly consumption of 15 credits to help students build study habits. This type of packages is priced at a slight discount compared to the standard prepaid credit packages, and has been gaining popularity among our students. To offer our students more options and especially during promotional campaigns, we also offer different types of prepaid credit packages with various number of credits.

For our American Academy program, the prepaid credit packages include 25-minute one-on-one live lessons in combination with 25-minute group reading lessons with North American teachers. Such packages typically range from 32 one-on-one lesson credits plus 16 group reading lesson credits to 256 one-on-one lesson credits plus 128 group reading lesson credits, with validity periods ranging from three months to 24 months. The prepaid credit packages for our American Academy program are priced higher than our standard prepaid credit packages. Students can book one-on-one lessons at any time within the validity period.

Since the third quarter of 2017, we no longer offer prepaid membership packages.

Small class packages. We currently offer small class packages typically ranging from approximately two months to one year. Students opting in for small-class lesson will choose a class with a fixed teacher designated for the class and a fixed weekly schedule. Each week, students will have three lessons in total, each lasting for 45 minutes, two of them taught by the foreign teacher and one by the Chinese English teacher. We offer both Filipino and North American teacher options.

We accept fee payments through major third party online payment channels in China, including Alipay, WeChat Pay, 99Bill.com and Union Pay, major credit cards and bank transfer. Since January 2018, we offer refunds for unused packages for K-12 students within 180 days after purchase. For other students, we do not offer refunds for unused packages 30 days after purchase.

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

Insurance

We do not maintain any liability insurance or property insurance policies covering students, equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance. We maintain commercial medical insurance for our management in China and provide government-mandated medical insurance to all of our employees in the Philippines and China, with supplementary medical insurance to certain of our employees in the Philippines and China. Uninsured injury or death to our staff, or damage to any of our equipment or buildings could have a material adverse effect on our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have limited insurance coverage for our operations in China.”

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

Admission of investment activities in the PRC by foreign investors are principally governed by the Guiding Provisions and the FIE Catalog, which was promulgated and is amended from time to time by MOFCOM and the National Development and Reform Commission, or NDRC. According to the latest FIE Catalog amended on June 28, 2017, or the 2017 FIE Catalog, industries are divided into three categories: encouraged, restricted and prohibited. Restricted and prohibited industries are set forth in the negative list for access of foreign investments which subject to special administrative measures. The provision of value-added telecommunications services falls in the restricted category in the 2017 FIE Catalog and the percentage of foreign ownership cannot exceed 50% (except for e-commence).

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

Regulation Relating to Value-added Telecommunications Services

Licenses for Value-Added Telecommunications Services

On September 25, 2000, the State Council issued the Regulations on Telecommunications of China, or the Telecommunications Regulations, as amended on February 6, 2016, to regulate telecommunications activities in China. The Telecommunications Regulations divide the telecommunications services into two categories, namely “infrastructure telecommunications services” and “value-added telecommunications services.” Pursuant to the Telecommunications Regulations, operators of value-added telecommunications services must first obtain a Value-added Telecommunications Business Operating License, or VAT License, from the Ministry of Industry and Information Technology, or MIIT, or its provincial level counterparts. On March 1, 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, as amended on July 3, 2017, which set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses.

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

On July 13, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Circular 2006, which requires that (i) foreign investors can only operate a telecommunications business in China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (ii) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the unlicensed operation of telecommunications business in China; (iii) value-added telecommunications services providers or their shareholders must directly own the domain names and registered trademarks they use in their daily operations; (iv) each value-added telecommunications services provider must have the necessary facilities for its approved business operations and maintain such facilities in the geographic regions covered by its license; and (v) all value-added telecommunications services providers should improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety. The provincial communications administration bureaus, as local authorities in charge of regulating telecommunications services, (i) are required to ensure that existing qualified value-added telecommunications service providers will conduct a self-assessment of their compliance with the MIIT Circular 2006 and submit status reports to the MIIT before November 1, 2006; and (ii) may revoke the value-added telecommunications business operation licenses of those that fail to comply with the above requirements or fail to rectify such non-compliance within specified time limits. Due to the lack of any additional interpretation from the regulatory authorities, it remains unclear what impact MIIT Circular 2006 will have on us or the other PRC internet companies with similar corporate and contractual structures. After the MOFCOM and NDRC amended the FIE Catalog in March 2015, MIIT also issued the Circular on Removing the Restrictions on Shareholding Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-commerce) Business on June 19, 2015, which amended the relevant provision in FITE Regulations by allowing foreign investors to own more than 50% of the equity interest in an operator of e-commerce business. However, foreign investors continue to be prohibited from holding more than 50% of the equity interest in a provider of other category of value-added telecommunications services except for e-commerce. The aforementioned restrictions remain applicable pursuant to the latest 2017 FIE Catalog.

To comply with the above mentioned foreign ownership restrictions, we operate our online platform in China through Dasheng Zhixing, which is owned by Jack Jiajia Huang, Ting Shu and Ling Chen, each of whom is a PRC citizen, and is controlled by Dasheng Online, our PRC subsidiary, through a series of contractual arrangements. Dasheng Zhixing is the holder of the domain names, trademarks and facilities necessary for daily operations of our online platform in compliance with the MIIT Circular 2006. Based on our PRC legal counsel’s understanding of the current PRC law, rules and regulations, our corporate structure complies with all existing PRC laws and regulations. However, we were further advised by our PRC legal counsel that there are substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations and thus there is no assurance that Chinese governmental authorities would take a view consistent with the opinions of our PRC legal counsel.

Regulation Relating to Private Education

Education Law of the PRC

On March 18, 1995, the PRC National People’s Congress promulgated the Education Law of the PRC, or the Education Law. The Education Law stipulates that the government formulates plans for the development of education, establishes and operates schools and other types of educational institutions, and in principle, enterprises, institution, social organizations and individuals are encouraged to operate schools and other types of educational organizations. It is provided in the Education Law that no organization or individual may establish or operate a school or any other educational institution for commercial purposes. However, private schools may be operated for “reasonable returns” as described in more detail below. On December 27, 2015, the NPC Standing Committee, published the Decision on Amendment of the Education Law, which took effect on June 1, 2016. The NPC Standing Committee narrowed the provision prohibiting the establishment or operation of schools or other educational institutions for commercial purposes to only restricting a school or other educational institution founded with governmental funds or donated assets in the amended Education Law.

The Law for Promoting Private Education and its Implementing Rules

On December 28, 2002, the NPC Standing Committee promulgated the Law for Promoting Private Education, or the Private Education Law and was later amended on November 7, 2016, the amendment of which took effect on September 1, 2017. On March 5, 2004, the PRC State Council promulgated the Implementation Rules for the Law for Promoting Private Education, which became effective on April 1, 2004, or the PE Implementation Rules. The Private Education Law and the PE Implementation Rules provide rules for social organizations or individuals, other than state-owned entities, to establish schools or other educational organizations using non-government funds in PRC, such schools or educational organizations established using non-government funds are referred to as “private school.”

According to the Private Education Law, establishment of private schools for academic education, pre-school education, self-taught examination support and other cultural education shall be subject to approval by the authorities in charge of education, while establishment of private schools for vocational qualification training and vocational skill training shall be subject to approvals from the authorities in charge of labor and social welfare, A duly approved private school will be granted a private school operating permit, and shall be registered as a legal person at the competent registration authorities. Sponsors of private schools may set up, at their sole discretion, non-profit or commercial private schools. Nonetheless, sponsors may not establish commercial private schools providing compulsory education.

Under the Private Education Law and PE Implementation Rules, private education is deemed as a public welfare undertaking, and entities and individuals who establish private schools are commonly referred to as “sponsors” instead of “investors” or “shareholders.” Sponsors of non-profit private schools may not obtain proceeds from running the schools, and all school-running balances shall be used for running schools. Sponsors of commercial private schools may obtain proceeds from running the schools, and the school-running balances shall be disposed of in accordance with the provisions of the Company Law and other relevant laws and administrative regulations. Private schools shall enjoy property rights of the legal persons in respect of the assets provided by sponsors to private schools, state-owned assets, donated property and school accumulation. The items and rates of fees to be collected by private schools shall be determined based on the school-running costs, market demand and other factors, made available to the general public, and subject to the supervision by the related competent departments. The specific charging measures for non-profit private schools shall be developed by the relevant governments, while the charging standards for commercial private schools shall be subject to market regulation and determined by the schools at their sole discretion. The fees collected by private schools shall be used mainly for educational and teaching activities, the improvement of schools’ conditions and the protection of the benefits of teachers and staff members. The use and the financial management of the assets for private schools shall be subject to supervision by the examination and approval authority and relevant departments. Private schools shall prepare their financial and accounting statements towards the end of each fiscal year, entrust public accounting firms to audit the statements according to law, and publish the audit results.

Regulations Relating to Online Commercial Private Training

Under the Private Education Law, private education institutions will be classified as either “non-profit private schools” or “commercial private schools”, and both nonprofit private schools and commercial private schools are required to obtain a private school operating permit prior to its registration with applicable registry agency as legal entities. Pursuant to the Implementation Rules for the Classification Registration of Private Schools jointly issued by the Ministry of Education, or the MOE, and several other government authorities on December 30, 2016, a commercial private school shall first obtain a private school operating permit prior to its registration with the SAIC or its local counterparts. Pursuant to the Implementation Rules for the Supervision and Administration of Commercial Private Schools jointly issues by the MOE, the SAIC and Ministry of Human Resources and Social Security on December 30, 2016, commercial private training institutions shall also be treated by reference to the requirements applicable to commercial private schools. Therefore, we may be required to apply for a private school operating permit and may be prohibited from continuing operating our English training business before obtaining the said permit.

However, given that a pure online commercial training institution like us does not have any school premises, which are generally required in the process of applying for the private school operating permit pursuant to the currently effectively Private Education Law and its relevant implementation rules, we would not able to obtain the private school operating permit had we applied for it. On December 29, 2017, the People’s Government of Shanghai promulgated the Administration Measures of Shanghai Municipality on the Commercial Private Training Institutions, pursuant to which establishment of commercial private schools for cultural education or vocational skills training shall be required to obtain private school operating permit, and the administration measures applicable to the institutions offering training service only via internet shall be formulated separately. However no specific administration measures regarding the institutions offering training service only via internet have been promulgated by Shanghai government as of the date of this annual report. As of the date of this annual report, the local government of Beijing where Dasheng Zhixing is incorporated, the local government of Wuhan where Houdezaiwu Online is incorporated and the local government of Tianjin where Tianjin Zhixing is incorporated have not promulgated any specific rules on commercial training institutions. After consulting with the local competent governmental authorities, we were advised that prior to any specific rules on online commercial private training, they will not grant private school operating permits to the institutions offering training service only via internet like us or request such institutions to hold such permits.

Regulation Relating to Internet Culture Activities

On February 17, 2011, the Ministry of Culture, or MOC, promulgated the Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, which became effective on April 1, 2011 and was amended on December 15, 2017. The Internet Culture Provisions require ICP services providers engaging in commercial “internet culture activities” to obtain a permit from the MOC. “Internet cultural activities” is defined in the Internet Culture Provisions as an act of provision of Internet cultural products and related services, which includes (i) the production, duplication, importation, and broadcasting of the Internet cultural products; (ii) the online dissemination whereby cultural products are posted on the Internet or transmitted via the Internet to end-users, such as computers, fixed-line telephones, mobile phones, television sets and games machines, for online users’ browsing, use or downloading; and (iii) the exhibition and comparison of the Internet cultural products. In addition, “Internet cultural products” is defined in the Internet Culture Provisions as cultural products produced, broadcast and disseminated via the Internet, which mainly include internet cultural products specially produced for the Internet, such as online music entertainment, online games, online shows and plays (programs), online performances, online works of art and online cartoons, and internet cultural products produced from cultural products such as music entertainment, games, shows and plays (programs), performances, works of art, and cartoons through certain techniques and duplicate those to internet for dissemination. We, through Dasheng Zhixing, our PRC consolidated VIE, currently hold an Internet Culture Business Operating License that is valid until May 11, 2019.

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

On February 4, 2016, the SAPPRFT and the MIIT jointly issued the Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions. The Online Publishing Provisions, taking effect as of March 10, 2016, superseded the Internet Publishing Measures. Compared with the Internet Publishing Measures, the Online Publishing Provisions set out more detailed provisions for online publishing activities, which mainly cover issues such as defining online publishing services, licensing and approvals, the administrative and supervisory regime and legal liabilities. According to the Online Publishing Provisions, all online publishing services provided within the territory of China are subject to the Online Publishing Provisions, and an online publishing services permit shall be obtained to provide online publishing services. Pursuant to the Online Publishing Provisions, “online publishing services” refer to providing online publications to the public through information networks; and “online publications” refer to digital works with publishing features such as having been edited, produced or processed and are made available to the public through information networks, including: (i) written works, pictures, maps, games, cartoons, audio/video reading materials and other original digital works containing useful knowledge or ideas in the field of literature, art, science or other fields; (ii) digital works of which the content is identical to that of any published book, newspaper, periodical, audio/video product, electronic publication or the like; (iii) network literature databases or other digital works, derived from any of the aforesaid works by selection, arrangement, collection or other means; and (iv) other types of digital works as may be determined by the SAPPRFT. As the scope of online publication is broad, certain contents we post on our internet platform, such as video-audio clips and course materials, may be deemed as online publications. We currently do not hold the license required to provide online publishing services.

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

Regulation Relating to Production and Distribution of Radio and Television Programs

On July 19, 2004, SAPPRFT issued the Administrative Provisions on the Production and Distribution of Radio and Television Programs, as amended on August 28, 2015, which are applicable for establishing institutions that produce and distribute radio and television programs or for the production of radio and television programs like programs with a special topic, column programs, variety shows, animated cartoons, radio plays and television dramas and for activities like transactions and agency transactions of program copyrights. The permit to produce and distribute radio or television programs shall be obtained for establishing institutions that produce and distribute radio and television programs or engaging in production and distribution of radio and television programs. We currently hold a permit to produce and distribute radio or television programs that is valid until January 5, 2019.

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

According to the Tentative Categories of Internet Audio-Visual Program Services, or the Categories, promulgated on April 1, 2010 and amended on March 10, 2017, there are four categories of internet audio-visual program services which are further divided into seventeen sub-categories. The third sub-category to the second category covers the making and editing of certain specialized audio-video programs concerning, among other things, educational content, and broadcasting such content to the general public online. However, there are still significant uncertainties relating to the interpretation and implementation of the Audio-Visual Program Provisions, in particular, the scope of “internet audio-video programs.” We currently do not hold a License for Online Transmission of Audio-Visual Programs.

Regulations Relating to Privacy Protection

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. Pursuant to the Decision on Strengthening the Protection of Online Information issued by the NPC Standing Committee on December 28, 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 16, 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. “Personal information” is defined in these regulations as information that identifies a citizen, the time or location for his use of telecommunication and internet services, or involves privacy of any citizen such as his birth date, ID card number, and address. An ICP services provider must also keep information collected strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. Any violation of the above decision or order may subject the ICP service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. Pursuant to the Ninth Amendment to the Criminal Law issued by the NPC Standing Committee in August 2015, which became effective in November 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtains any personal information, shall be subject to criminal penalty in severe situation. The General Rules of the Civil Law of the PRC adopted by the PRC National People’s Congress on March 15, 2017, effective as of October 1, 2017, also stipulate that: (i) natural persons’ personal information shall be protected by law; (ii) any organizations and individuals who need to obtain personal information of others shall obtain the information according to law and shall ensure the information safety; and (iii) it is not allowed to illegally collect, use, process or transfer the personal information of others. It is illegal to buy and sell, supply or publish the personal information of others. As an ICP services provider, we are subject to these laws and regulations relating to protection of privacy.

To further regulate cyber security and privacy protection, the NPC Standing Committee adopted the Cyber Security Law on November 7, 2016, effective as of June 1, 2017, providing that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose their rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; (iii) network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected. However, if the information has been processed and cannot be recovered and thus it is impossible to match such information with specific persons, such circumstance is an exception. According to the Cyber Security Law, personal information refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify natural persons’ personal information including but not limited to: natural persons’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc.

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

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001 and amended on January 8, 2011 and January 30, 2013, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration. In compliance with, and in order to take advantage of the above rules, as of December 31, 2017, we have registered 166 works of art copyrights and 19 software copyrights in China. We also have copyright in the course materials our in-house team has developed, including nine of our Classic English course books and nine of our Classic English Junior course books as of December 31, 2017.

Patents

The NPC Standing Committee adopted the Patent Law of the People’s Republic of China in 1984 and amended it in 1992, 2000 and 2008, respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date. Except under certain specific circumstances provided by law, any third party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder. We are in the process of applying for 19 patents.

Domain Name

In September 2002, the China Internet Network Information Center, or CNNIC, issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names, which was amended on May 28, 2012. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” On August 24, 2017, MIIT promulgated Administrative Measures for Internet Domain Names, repealing the Domain Name Measures since November 1, 2017. The efforts to undertake internet domain name services as well as the operation, maintenance, supervision and administration thereof and other relevant activities within the territory of the PRC shall thereafter be made in compliance with Administrative Measures for Internet Domain Names. On May 28, 2012, the CNNIC issued the Measures on Domain Name Dispute Resolution and relevant implementing rules, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes. We registered 62 domain names in China as of December 31, 2017.

Trademark

Trademarks are protected by the PRC Trademark Law which was adopted in 1982 and subsequently amended in 1993, 2001 and 2013, respectively, as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002 and amended in 2014. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements must be filed with the Trademark Office for record. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. We registered 92 trademarks in China as of December 31, 2017.

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

PRC residents or entities who have contributed legitimate domestic or offshore interests or assets to SPVs but have yet to obtain SAFE registration before the implementation of the SAFE Circular 37 shall register their ownership interests or control in such SPVs with SAFE or its local branch. An amendment to the registration is required if there is a material change in the SPV registered, such as any change of basic information (including change of such PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37, or making misrepresentation on or failure to disclose controllers of foreign-invested enterprise that is established through round-trip investment, may result in restrictions on the foreign exchange activities of the relevant foreign-invested enterprises, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations. On February 13, 2015, SAFE further promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. This SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. Jack Jiajia Huang and Ting Shu, who directly or indirectly hold shares in our Cayman Islands holding company and who are PRC residents have completed the initial foreign exchange registrations and amended their registrations to reflect our corporate restructuring in November 2014, but have not updated their registrations required in connection with our recent corporate restructuring.

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

On October 17, 2017, the SAT issued Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source, or SAT Announcement 37, pursuant to which the Non-resident Enterprises Measures, SAT Circular 698, and the second paragraph of Article 8 of the SAT Bulletin 7 shall be repealed from December 1, 2017. According to SAT Announcement 37, the income from property transfer obtained by non-resident enterprise, as stipulated in the second item under Article 19 of the Law on Enterprise Income Tax, shall include the income derived from transferring such equity investment assets as stock equity. The withholding agent shall, within seven days of the day on which the withholding obligation occurs, declare and remit the withholding tax to the competent tax authority at its locality.

Where non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may become at risk of being required to file a return and taxed under SAT Announcement 37 and/or SAT Bulletin 7 and we may be required to expend valuable resources to comply with SAT Announcement 37 and/or SAT Bulletin 7 or to establish that we should not be held liable for any obligations under SAT Announcement 37 and/or SAT Bulletin 7.

PRC Value-added Tax (“VAT”) in lieu of Business Tax (the “VAT Pilot Program”)

On January 1, 2012, the Chinese State Council officially launched a pilot value-added tax (“VAT”) reform program, or Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. The Pilot Industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, product development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. Revenues generated by advertising services, a type of “cultural and creative services,” are subject to the VAT tax rate of 6%. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012. On May 24, 2013, the Ministry of Finance and the State Administration of Taxation issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular extends to the inclusion of radio and television services. On August 1, 2013, the Pilot Program was implemented throughout China. On December 12, 2013, the Ministry of Finance and the SAT issued the Circular on the Inclusion of the Railway Transport Industry and Postal Service Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax, or the 2013 VAT Circular. Among other things, the 2013 VAT Circular abolished the Pilot Collection Circular, and refined the policies for the Pilot Program. On April 29, 2014, the Ministry of Finance and the SAT issued the Circular on the Inclusion of Telecommunications Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax, or the 2014 VAT Circular. On March 23, 2016, the Ministry of Finance and the SAT issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax, pursuant to which 2013 VAT Circular and the 2014 VAT Circular shall be repealed accordingly unless otherwise specified. Effective from May 1, 2016, the PRC tax authorities collect VAT in lieu of Business Tax on a trial basis within the territory of China, and in industries such as construction industries, real estate industries, financial industries, and living service industries.

On November 19, 2017, State Council promulgated Decision of the State Council on Abolishing the Interim Regulations of the People’s Republic of China on Business Tax and Amending the Interim Value-Added Tax Regulations of the People’s Republic of China, deciding to abolish the Interim Regulations of the People’s Republic of China on Business Tax. Since then, business tax has been comprehensively cancelled. We currently pay VAT for our services activities, and for any other parts of our business that are deemed by the local tax authorities to belong to the applicable industries.

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

We have entered into employment agreements with all of our full-time employees. We currently implement a standard working time system with regard to all of our employees and a comprehensive working time system to certain of our employees work in sales and/or student services departments. Since 2017, we have fully contributed to the social insurance plan and the housing fund plan as required by applicable PRC regulations. However, previously we had not fully contributed to the social insurance plan and the housing fund plan as required by applicable PRC regulations. As of December 31, 2017, with regards to the outstanding contributions to such plans, we made provisions of approximately RMB50.7 million. While we believe we have made adequate provision of such outstanding amounts of contributions to such plans in our audited financial statements, our previous failure to make sufficient payments to such plans does not fully comply with applicable PRC laws and regulations and we may be required to make up the contributions for such plans as well as to pay late fees and fines. Meanwhile, we began to outsource part of our marketing and sales functions to independent third party suppliers who provide management and business outsourcing services to us in December 2015. There remains a degree of uncertainty as to whether such service outsourcing arrangement will be deemed labor dispatch arrangements under current PRC laws and regulations. If the authorities take the view that such outsourcing arrangements constitute labor dispatch and violate relevant labor laws, we may be ordered to terminate such outsource arrangement and may be fined or have our business license revoked if the relevant authorities deem such arrangements constitute a serious violation of the PRC laws and regulations relating to labor dispatch.

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

C.                                    Organizational Structure

The following diagram illustrates our current corporate structure, which include our significant subsidiaries and consolidated affiliated entities as of the date of this annual report:

China Online Education Group (Cayman) (COE)
100%
China Online Education (HK) Limited (Hong Kong) (COE HK Co I)
99.99986% (1)
China Online Innovations Inc. (Philippines) (Philippines Co II)
99.996% (2)
On Demand English Innovations Inc. (Philippines) (Philippines Co III)
100%
51Talk English InternationalLimited (Hong Kong) (COE HK Co II)
(3)
51Talk English Philippines Corporation (Philippines) (Philippines Co I)
100%
Outside PRC
Inside PRC
Beijing Dasheng Online Technology Co., Ltd. (PRC) (Dasheng Online)
(4)
Equity Control
Contractual Control
Beijing Dasheng Zhixing Technology Co., Ltd. (PRC) (Dasheng Zhixing)
100% (5)
Shanghai Zhishi Education Training Co., Ltd. (PRC) (Zhishi Training)
100% (6)
Wuhan Houdezaiwu Online Technology Co., Ltd. (PRC) (Houdezaiwu Online)
100% (7)
Tianjin Dasheng Zhixing Technology Co., Ltd. (PRC) (Tianjin Dasheng)

Notes:

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

(4)         Jack Jiajia Huang, our founder, chairman and chief executive officer, holds 61.25% of the equity interest in Dasheng Zhixing; Ting Shu, our co-founder, director and senior vice president, holds 26.25% of the equity interest in Dasheng Zhixing; Ling Chen, an affiliate of an angel investor of our company, holds 12.50% of the equity interest in Dasheng Zhixing. On November 10, 2017, Ling Chen and Jack Jiajia Huang entered into a transfer agreement, pursuant to which Ling Chen agrees to transfer the 12.50% equity interest to Jack Jiaia Huang. However, these shares will not be transferred until an alteration registration is approved by the Beijing AIC. As of the date of this annual report, the parties have not completed the alteration registration with Beijing AIC.

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

(7)         In October 2017, Tianjin Dasheng Zhixing Technology Co., Ltd, or Tianjin Zhixing, was incorporated as a wholly-owned subsidiary of Dasheng Zhixing to conduct our business operations in Tianjin.

Due to PRC legal restrictions on foreign ownership and investment in the value-added telecommunications market, we operate our online platform through Dasheng Zhixing, our PRC consolidated VIE. Dasheng Zhixing holds our ICP license necessary to operate our online platform in China, our domain names, including 51talk.com, our registered trademarks in China and three of our registered software copyrights that are essential to the Company’s online operation in PRC. Dasheng Zhixing had 2,362 staff, including 170 employees and 2,192 outsourced personnel, and leased twelve office facilities as of December 31, 2017. We rely on a series of contractual arrangements among Dasheng Online, Dasheng Zhixing and its shareholders to operate our online and mobile platforms in China. These contractual arrangements enable us to:

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

Spousal Consent Letters

Pursuant to the spousal consent letters executed by the spouses of the shareholders of Dasheng Zhixing, the spouse of each shareholder of Dasheng Zhixing agreed to the execution of the equity interest pledge agreement, the exclusive option agreement and the powers of attorney by the respective shareholder. The spouse of each shareholder of Dasheng Zhixing further undertakes not to make any assertions in connection with the equity interests of Dasheng Zhixing held by the respective shareholder, and further confirms in the spousal consent letters that the respective shareholder can perform the relevant transaction documents described above and further amend or terminate such transaction documents without the authorization or consent from him/her. The spouse of each shareholder agrees and undertakes that if he/she obtain any equity interests of Dasheng Zhixing held by the respective shareholder for any reasons, he/she would be bound by the transaction documents described above and the amended and restated exclusive business cooperation agreement between Dasheng Online and Dasheng Zhixing, and would comply with the obligations thereunder as a shareholder of Dasheng Zhixing. Xiaoping Xu, spouse of Ling Chen, has executed the spousal consent letter on June 18, 2013. Each of Jack Jiajia Huang and Ting Shu has executed and delivered the spousal consent letter on December 14, 2015.

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

In the opinion of our Philippines counsel, Lee Yu Rigets Law, the contractual arrangements in respect of Philippines Co I, Philippines Co II and Philippines Co III are valid, binding and enforceable under current laws of the Philippines.

D.                                    Property, Plants and Equipment

Our current principal executive offices are located at 6th Floor, Deshi Building North, Shangdi Street, Haidian District, Beijing, the People’s Republic of China. We maintain offices in Beijing, China, with an aggregate of 10,060 square meters. These facilities currently accommodate our management headquarters, as well as part of our sales and marketing, product development and general and administrative activities. We also maintain offices in Shanghai, China, with an aggregate of 2,956 square meters, and offices in Wuhan, China, with an aggregate of 6,163 square meters, to support our sales and marketing activities. In addition, we maintain an office facility in Shenzhen, China, with an aggregate of 481 square meters, to support our product development activities.

In addition to our facilities in China, we also maintain offices in Manila, Baguio City, Bacolod City, Davao City and Cebu City, Philippines and Hong Kong with an aggregate of 10,087 square meters.

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

A.                                    Operating Results

Overview

We are a leading online education platform in China, with core expertise in English education. Our proprietary online and mobile education platforms enable students across China to take live interactive English lessons with overseas foreign teachers, on demand. Our teacher training, curriculum design and sales and marketing efforts are all driven by student and teacher feedback and data analytics.

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

We have experienced significant growth in gross billings and net revenues in recent years. Our gross billings increased from RMB353.3 million in 2015 to RMB868.7 million in 2016, and further to RMB1,426.9 million (US$219.3 million) in 2017. We define gross billings for a specific period as the total amount of cash received for the sale of course packages and services in such period, net of the total amount of refunds in such period. Our net revenues increased from RMB154.7 million in 2015 to RMB418.3 million in 2016, and further to RMB848.0 million (US$130.3 million) in 2017. We had a net loss of RMB327.1 million, RMB514.8 million and RMB580.8 million (US$89.3 million) in 2015, 2016 and 2017, respectively.

Selected Income Statement Items

Net Revenues

We derive all of our net revenues from fees that we charge our students. In 2015, 2016 and 2017, we generated net revenues of RMB154.7 million, RMB418.3 million and RMB848.0 million (US$130.3 million), respectively. We generally collect fees in advance, which we initially record as deferred revenues. We mainly offer two types of prepaid course packages for our students to purchase, including standard prepaid credit packages and prepaid credit packages with minimum monthly consumption. We recognize fees as revenues as the lesson credits are consumed. For prepaid credit packages, fees for lessons that have expired are automatically recognized as revenues. We had deferred revenues of RMB272.2 million, RMB687.1 million and RMB1,201.8 million (US$184.7 million) as of December 31, 2015, 2016 and 2017, respectively. Our net revenues are presented net of value-added tax and surcharges.

Cost of Revenues

Our cost of revenues primarily consists of service fees to our teachers who delivered paid lessons and, to a lesser extent, payment processing fees charged by third party payment channels. We recorded cost of revenues of RMB59.7 million, RMB147.2 million and RMB314.1 million (US$48.3 million) in 2015, 2016 and 2017.

Operating Expenses

Our operating expenses consist of sales and marketing expenses and general and administrative expenses, and to a lesser extent, product development expenses. The following table sets forth, for the periods indicated, our operating expenses, in absolute amounts and as percentages of total net revenues:

	For the Year Ended December 31,
	2015 RMB	%	2016 RMB	%	2017 RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Sales and marketing	297,337	192.2%	464,890	111.1%	657,065	100,989	77.5%
General and administrative	64,903	42.0%	165,657	39.6%	224,395	34,489	26.5%
Product development	54,597	35.3%	152,709	36.5%	223,202	34, 306	26.3%
Total operating expenses	416,837	269.5%	783,256	187.2%	1,104,662	169,784	130.3%

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

Hong Kong

Our wholly owned subsidiaries in Hong Kong, COE HK Co I and COE HK Co II, are subject to Hong Kong profits tax on their activities conducted in Hong Kong at a uniform tax rate of 16.5%. We made provisions for Hong Kong profits tax for the year ended December 31, 2015, 2016 and 2017 as COE HK Co I reported taxable profit during such period. Payments of dividends by our subsidiaries to us are not subject to withholding tax in Hong Kong.

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

Each of Philippines Co I and Philippines Co III is subject to a corporate income tax of 30% of the taxable net income on all income derived during each taxable year from sources within and outside of the Philippines. In addition to the 30% corporate income tax, these two non-PEZA companies are also subject to 12% of Value Added Tax on all income generated within the Philippines.

We made provisions for income tax expense in the Philippines for the years ended December 31, 2015 and 2016 as Philippines Co I reported taxable profit during such periods and we made provisions for income tax expense in the Philippines for the years ended December 31, 2017 as Philippines Co II and Philippines Co III reported taxable profit during such periods.

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

Revenues from prepaid credit packages, prepaid membership packages and multiple course packages are recognized on a gross basis, which represent amounts charged to and received from students, as we are the primary obligor in the arrangement and bear the risks and rewards, being responsible for the design and overall quality of the lessons.

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

Share-based Compensation

Before the completion of the IPO, stock options granted to employees vested upon satisfaction of a service condition, which was generally satisfied over three or four years. Additionally, employees could only exercise vested options upon the occurrence of an IPO. Options for which the service condition had been satisfied were forfeited should employment have terminated prior to the occurrence of the IPO, which substantially creates a performance condition. Because the IPO performance condition had not occurred and was outside our control, the satisfaction of the IPO performance condition would become probable upon occurrence. For options granted, and for which the service condition had been satisfied as of the date of the IPO, cumulative stock-based compensation expense for these options was recorded using the graded-vesting method upon the completion of the IPO. For the options and restricted share units granted after the completion of the IPO, the stock option and restricted share units can be exercised once the employee satisfies the service condition.  Accordingly, the share-based compensation expense is recorded on a straight-line basis over the requisite service period. The corresponding impact is reflected in additional paid-in capital.  The forfeiture rate is the estimated annual rate at which unvested awards will be forfeited during the next year, which differs significantly by employee group. For directors and executive officers, the forfeiture rate is estimated to be zero because the possibility of their termination is remote. For employees, the forfeitures of stock options are estimated by historical actual forfeitures due to grantees’ termination prior to vesting, and the forfeiture rate will be adjusted over the requisite service period to the extent that actual forfeiture rate differs, or is expected to differ from such estimates. Changes in the estimated forfeiture rate will be recognized through a cumulative catch-up adjustment in the period of change.

The following table sets forth the options granted under the 2013 Plan, the 2014 Plan and the 2016 Plan as of February 28, 2018:

	Number of	Exercise Price	Fair Value of Option as of the Grant Date		Fair Value of the Underlying Ordinary Shares as of the Grant Date	Type of
Date of Options Granted	Options Granted	US$	US$		US$	Valuation
September 27, 2013	4,000,000	0.0167	0.0532		0.0664	Retrospective
September 30, 2014	500,000	0.0500	0.2620		0.3044	Retrospective
December 19, 2014	1,650,000	0.0500	0.3066		0.3514	Retrospective
December 19, 2014(1)	5,600,000	0.0500	0.3069	(1)	0.3514	Retrospective
December 19, 2014(2)	2,050,000	0.0500	0.3082	(2)	0.3514	Retrospective
December 19, 2014	100,000	0.0500	0.3017		0.3514	Retrospective
March 31, 2015	920,000	0.0500	0.3546		0.3997	Retrospective
June 29, 2015	1,760,000	0.0700	0.4211		0.4819	Retrospective
June 29, 2015(1)	2,500,000	0.0700	0.4209	(1)	0.4819	Retrospective
June 30, 2015	300,000	0.0500	0.4320		0.4819	Retrospective
October 14, 2015	1,090,000	0.1000	0.5270		0.6129	Contemporaneous
January 7, 2016(1)	1,250,000	0.1500	0.5784		0.7000	Contemporaneous
January 7, 2016	224,000	0.1500	0.5738		0.7000	Contemporaneous
January 13, 2016	2,340,000	0.1500	0.5738		0.7000	Contemporaneous
February 28, 2016	600,000	0.1500	1.0865		1.2150	Contemporaneous
April 1, 2016(3)	1,619,000	0.2800	0.9869	(3)	1.2150	Contemporaneous
April 1, 2016(3)	2,500,000	0.2800	0.9819	(3)	1.2150	Contemporaneous
April 21, 2016(3)	2,000,000	0.2800	0.9900	(3)	1.2150	Contemporaneous
April 21, 2016(3)	200,000	0.2800	0.9813	(3)	1.2150	Contemporaneous
June 30, 2016(3)	1,380,000	0.3500	1.0399		1.3220	Contemporaneous
June 30, 2016(3)	500,000	0.3500	1.0442		1.3220	Contemporaneous
September 30, 2016	680,000	0.5200	1.0092		1.3933	Contemporaneous
December 31, 2016(3)	1,185,000	0.5500	0.6916		1.0367	Contemporaneous
December 31, 2016(3)	300,000	0.5500	0.7206		1.0367	Contemporaneous
March 31, 2017(3)	950,000	0.5660	0.9263		1.2813	Contemporaneous
March 31, 2017(3)	995,000	0.5660	0.8988		1.2813	Contemporaneous
March 31, 2017(3)	350,000	0.5660	0.8881		1.2813	Contemporaneous
June 30, 2017	710,000	0.5660	0.6893		1.0680	Contemporaneous
September 30, 2017(3)	835,000	0.5660	0.5971		0.9527	Contemporaneous
September 30, 2017(3)	180,000	0.5660	0.5899		0.9527	Contemporaneous
October 31, 2017	750,000	0.5660	0.5462		0.8740	Contemporaneous
December 31, 2017	665,000	0.5660	0.4959		0.8333	Contemporaneous

Notes:

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

Fair Value of Our Ordinary Shares

Prior to our initial public offering, in determining the grant date fair value of our ordinary shares for purposes of recording share-based compensation in connection with employee stock options, we, with the assistance of independent appraisers, mainly performed retrospective valuations instead of contemporaneous valuations because, at the time of the valuation dates, our financial and limited human resources were principally focused on business development efforts. This approach is consistent with the guidance prescribed by the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. Specifically, the “Level B” recommendation in paragraph 16 of the Practice Aid sets forth the preferred types of valuation that should be used.

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

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, ‘‘Revenue from Contracts with Customers (Topic 606).’’ This guidance supersedes current guidance on revenue recognition in Topic 605, ‘‘Revenue Recognition.” In addition, there are disclosure requirements related to the nature, amount, timing, and uncertainty of revenue recognition. For publicly-traded business entities, Topic 606 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. We have adopted the new standard effective January 1, 2018, using the modified retrospective method. We have completed the assessment of related adoption impact, including but not limited to accounting for incentives to customers, contract modification, contract cost and forfeitures of prepaid credits. We are required to estimate the breakage, or the forfeiture of prepaid credits, and recognize the expected breakage amount as revenue in proportion to the pattern of credits consumed by the customers. However, by considering the constraint to estimates of variable consideration, the expected breakage is estimated to be 0% as of December 31, 2017 based on historical breakage data. We will continue to update the estimate of expected breakage at each reporting date. Also, certain sales commissions to our sales staff and our sales agents are considered incremental cost of obtaining contracts, and therefore will be recognized as an asset given that we expect to recover those costs. RMB 76.0 million of contract cost is recognized on January 1, 2018 upon our adoption of the new standard. In addition, we expect to provide more extensive disclosures relating to our revenue, including but not limited to disaggregation of revenues, reconciliation of contract balances, and description of performance obligations, contract cost, and significant judgements around revenue recognition.

On January 5, 2016, the FASB issued ASU 2016-01 (“ASU 2016-01”), Recognition and Measurement of Financial Assets and Financial Liabilities, which amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. This amendment requires all equity investments to be measured at fair value, with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). This standard will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We do not expect this standard to have a material impact on our consolidated financial statements

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. In addition, this standard requires both lessees and lessors to disclose certain key information about lease transactions. ASU 2016-02 is effective for public companies for annual reporting periods, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

In August 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-15, Statement of Cash Flows — Classification of Certain Cash Receipts and Cash Payments, which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. We do not expect this standard to have a material impact on our consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Update (“ASU”) 2017-04, “Simplifying the Test for Goodwill Impairment.” The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We do not expect this standard to have a material impact on our consolidated financial statements.

In May 2017, the FASB issued Accounting Standards Update (“ASU”) 2017-09, “Compensation—Stock Compensation.” The update specified guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. The guidance should be applied prospectively to an award modified on or beginning after December 15, 2017. Early adoption is permitted. We do not expect this standard to have a material impact on our consolidated financial statements.

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

	For the Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	%
	(in thousands, except for percentages)
Net revenues	154,675	100.0%	418,281	100.0%	847,993	100.0%
Cost of revenues	(59,668)	38.6	(147,157)	35.2	(314,121)	37.0
Gross profit	95,007	61.4	271,124	64.8	533,872	63.0
Operating expenses:
Sales and marketing	(297,337)	192.2	(464,890)	111.1	(657,065)	77.5
Product development	(54,597)	35.3	(152,709)	36.5	(223,202)	26.3
General and administrative	(64,903)	42.0	(165,657)	39.6	(224,395)	26.5
Loss from operations	(321,830)	208.1	(512,132)	122.4	(570,790)	67.3
Interest and other expense, net	(353)	0.2	(1,030)	0.2	(5,679)	0.7
Loss before income tax expenses	(322,183)	208.3	(513,162)	122.7	(576,469)	68.0
Income tax expenses	(4,903)	3.2	(1,616)	0.4	(4,342)	0.5
Net loss	(327,086)	211.5%	(514,778)	123.1%	(580,811)	68.5%

The Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

Net revenues

Our net revenues increased by 102.7% from RMB418.3 million in 2016 to RMB848.0 million (US$130.3 million) in 2017. This increase was primarily due to the increased number of our active students and, to a lesser extent, the increase in the average revenue per active student. The number of active students grew by 53.0% from 163.2 thousand in 2016 to 249.7 in 2017.

Cost of Revenues

Our cost of revenues increased by 113.5% from RMB147.2 million in 2016 to RMB314.1 million (US$48.3 million) in 2017. This increase was primarily due to an increase in total service fees paid to teachers, mainly due to the delivery of an increased number of paid lessons, as well as the increased cost per lesson associated with year-over-year increase of western teachers. The total amount of service fees paid to teachers for delivering paid lessons increased by 111.7% from RMB140.7 million in 2016 to RMB297.9 million (US$45.8 million) in 2017. The total number of paid lessons booked on our platform increased from 12.1 million in 2016 to 18.2 million in 2017.

Gross Profit

As a result of the foregoing, our gross profit increased by 96.9% from RMB271.1 million in 2016 to RMB533.9million (US$82.1 million) in 2017. Our gross margin decreased from 64.8% in 2016 to 63.0% in 2017. The decrease was mainly attributable to the year-over-year increased penetration of the American Academy program, which has a lower gross profit margin.

Operating Expenses

Our operating expenses increased by 41.0% from RMB783.3 million in 2016 to RMB1,104.7 million (US$169.8 million) in 2017, as a result of increases in our sales and marketing, product development and general and administrative expenses.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 41.3% from RMB464.9 million in 2016 to RMB657.1 million (US$101.0 million) in 2017. The increase was mainly due to increase in the number of sales and marketing personnel, as well as increased marketing and promotional expenses.

Our total sales expenses increased from RMB278.7 million in 2016 to RMB423.9 million (US$65.1 million) in 2017. Our telemarketing sales expenses increased from RMB167.6 million in 2016 to RMB219.8 million (US$33.8 million) in 2017. This increase was primarily due to increased payroll and employee benefit expenses related to growth in our course consultant, telemarketing and account manager headcount from 1,432 as of December 31, 2016 to 1,591 (including 69 full-time employees and 1,522 outsourced personnel) as of December 31, 2017. Our free trial lesson-related expense primarily consists of payroll and employee benefit expenses for our free trial teachers, which increased from RMB32.3 million in 2016 to RMB41.8 million (US$6.4 million) in 2017. The reason for the increase was that our free trial teacher headcount increased from 866 as of December 31, 2016 to 1,194 as of December 31, 2017. The vast majority of our free trial teachers are based in the Philippines. The payroll and employee benefit related to general student service representatives and Chinese teachers and Chinese teacher assistant increased from RMB12.7 million in 2016 to RMB34.2 million (US$5.3 million) in 2017. Our general student service representatives and Chinese teachers headcount was 490 (including 34 full-time employees and 456 outsourced personnel) as of December 31, 2017, compared with 273 as of December 31, 2016. Our rental expenses and depreciation expense associated with sales expense increased from RMB13.7 million and RMB8.1 million, respectively, in 2016 to RMB17.9 million (US$2.8 million) and RMB15.8 million (US$2.4 million), respectively, in 2017.

Our online and mobile marketing expenses increased from RMB143.2 million in 2016 to RMB172.2 million (US$26.5 million) in 2017.

Our branding expenses increased from RMB37.9 million in 2016 to RMB56.4 million (US$8.7 million) in 2017. This increase was primarily due to higher expenses associated with marketing campaigns and offline advertisements to enhance our branding value.

Share-based compensation expenses in sales and marketing expenses decreased from RMB 5.1 million in 2016 to RMB4.6 million (US$0.7 million) in 2017. There was no share-based compensation expenses recognized prior to the second quarter of 2016 as the initial public offering performance condition was not considered probable until the occurrence. Upon the completion of initial public offering, the cumulative stock-based compensation expenses for all options granted prior to that were recorded.

General and Administrative Expenses

Our general and administrative expenses increased by 35.5% from RMB165.7 million in 2016 to RMB224.4 million (US$34.5 million) in 2017. The increase was primarily due to additional personnel necessary to support expanded operations, higher recruitment costs and costs related to compliance and reporting obligations as a public company, partially offset by lower recognized share-based compensation expenses.

The amount of payroll and employee benefit expenses for our management and administrative personnel increased from RMB79.0 million in 2016 to RMB120.8 million (US$18.6 million) in 2017, as a result of the increased headcount from 627 as of December 31, 2016 to 873 (including 859 full-time employees and 14 outsourced personnel) as of December 31, 2017.

Share-based compensation expenses in general and administrative expenses decreased from RMB27.0 million in 2016 to RMB21.4 million (US$3.3 million) in 2017. There was no share-based compensation expenses recognized prior to the second quarter of 2016 as the initial public offering performance condition was not considered probable until the occurrence. Upon the completion of initial public offering, the cumulative stock-based compensation expenses for all options granted prior to that were recorded.

Product Development Expenses.

Our product development expenses increased by 46.2% from RMB152.7 million in 2016 to RMB223.2 million (US$34.3 million) in 2017. The increase was primarily due to an increase in the number of technology and course development-related personnel to further strengthen our technology platforms and expand our curriculum offerings, as well as higher technical services fees, partially offset by lower recognized share-based compensation expenses and a reversal of share-based compensation expenses recognized related to unvested options upon departure of some technology-related personnel.

Our technology staff increased from 319 as of December 31, 2016 to 384 (including 373 full-time employees and 11 outsourced personnel) as of December 31, 2017, and our course content development staff decreased from 167 as of December 31, 2016 to 157 as of December 31, 2017. The amount of payroll and employee benefit expenses for our product development personnel increased from RMB118.0 million in 2016 to RMB179.4 million (US$27.6 million) in 2017.

Share-based compensation expenses in product development expenses decreased from RMB16.2 million in 2016 to RMB9.0 million (US$1.4 million) in 2017. There was no share-based compensation expenses recognized prior to the second quarter of 2016 as the initial public offering performance condition was not considered probable until the occurrence. Upon the completion of initial public offering, the cumulative stock-based compensation expenses for all options granted prior to that were recorded.

Interest and other expense/income, net

We recorded net interest and other expenses of RMB5.7million (US$0.9 million) in 2017, as compared to net interest and other expense of RMB1.0 million in 2016. Our net interest and other expenses in 2017 were primarily attributable to foreign currency loss and bank charges. Our net interest and other expense in 2016 was mainly attributable to foreign currency loss partially offset by interest earned on our cash and cash equivalents and time deposits deposited in commercial banks.

Income Tax Expense

We incurred income tax expenses of RMB1.6 million and RMB4.3 million (US$0.7 million) in 2016 and 2017, respectively, both of which were incurred in the Philippines as a result of our local business operations.

Net Loss

As a result of the foregoing, our net loss increased from RMB514.8 million in 2016 to RMB580.8 million (US$89.3 million) in 2017.

The Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

Net revenues

Our net revenues increased by 170.4% from RMB154.7 million in 2015 to RMB418.3 million in 2016. This increase was primarily due to the increased number of our active students and, to a lesser extent, the increase in the average revenue per active student. The number of active students grew by 88.8% from 86.5 thousand in 2015 to 163.2 thousand in 2016.

Cost of Revenues

Our cost of revenues increased by 146.6% from RMB59.7 million in 2015 to RMB147.2 million in 2016. This increase was primarily due to an increase in total service fees paid to our teachers for delivering an increased number of paid lessons, and to a lesser extent, due to the increased cost per lesson with the expansion of western teachers. The total amount of service fees paid to teachers for delivering paid lessons increased by 146.8% from RMB57.0 million in 2015 to RMB140.7 million in 2016. The total number of paid lessons booked on our platform increased from 5.9 million in 2015 to 12.1 million in 2016.

Gross Profit

As a result of the foregoing, our gross profit increased by 185.4% from RMB95.0 million in 2015 to RMB271.1 million in 2016. Our gross margin increased from 61.4% in 2015 to 64.8% in 2016. The increase was mainly the result of increased prices and a stable teacher cost base.

Operating Expenses

Our operating expenses increased by 87.9% from RMB416.8 million in 2015 to RMB783.3 million in 2016, as a result of increases in our sales and marketing, general and administrative and product development expenses.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 56.4% from RMB297.3 million in 2015 to RMB464.9 million in 2016. The increase was mainly due to an increase in the number of sales and marketing personnel, increased marketing and promotional expenses and share-based compensation expenses.

Our total sales expenses increased from RMB149.5 million in 2015 to RMB278.7 million in 2016. Our telemarketing sales expenses increased from RMB85.8 million in 2015 to RMB167.6 million in 2016. This increase was primarily due to increased payroll and employee benefit expenses related to growth in our course consultant, telemarketing and account manager headcount from 971 as of December 31, 2015 to 1,432 (including 77 full-time employees and 1,355 outsourced personnel) as of December 31, 2016. Our free trial lesson-related expense primarily consists of payroll and employee benefit expenses for our free trial teachers, which increased from RMB15.1 million in 2015 to RMB32.3 million in 2016. The reason for the increase was that our free trial teacher headcount increased from 562 as of December 31, 2015 to 866 as of December 31, 2016. The vast majority of our free trial teachers are based in the Philippines. The payroll and employee benefit related to general student service representatives decreased from RMB13.7 million in 2015 to RMB12.7 million in 2016. Our general student service representatives headcount was 273 (including 256 full-time employees and 17 outsourced personnel) as of December 31, 2016, compared with 167 as of December 31, 2015. Our rental expenses and depreciation expense associated with sales expense increased from RMB9.9 million and RMB5.2 million, respectively, in 2015 to RMB13.7 million and RMB8.1 million, respectively, in 2016.

Our online and mobile marketing expenses increased from RMB85.3 million in 2015 to RMB143.2 million in 2016.

Our branding expenses decreased from RMB62.5 million in 2015 to RMB37.9 million in 2016. This decrease was primarily due to our increased brand value.

Share-based compensation expenses in sales and marketing expenses were RMB5.1 million in 2016. There was no share-based compensation expenses recognized prior to the second quarter of 2016 as the initial public offering performance condition was not considered probable until the occurrence. Upon the completion of initial public offering, the cumulative stock-based compensation expenses for all options granted prior to that were recorded.

General and Administrative Expenses

Our general and administrative expenses increased by 155.2% from RMB64.9 million in 2015 to RMB165.7 million in 2016. The increase was primarily due to additional personnel necessary to support our expanded operations, the recognition of share-based compensation expenses, recruitment costs mainly related to North American teacher recruitment for the American Academy program as well as sales team expansion, and costs related to compliance and reporting obligations as a public company.

The amount of payroll and employee benefit expenses for our management and administrative personnel increased from RMB33.6 million in 2015 to RMB79.0 million in 2016, as a result of the increased headcount from 455 as of December 31, 2015 to 627 (including 619 full-time employees and eight outsourced personnel) as of December 31, 2016.

Share-based compensation expenses in general and administrative expenses were RMB27.0 million in 2016. There was no share-based compensation expenses recognized prior to the second quarter of 2016 as the initial public offering performance condition was not considered probable until the occurrence. Upon the completion of initial public offering, the cumulative stock-based compensation expenses for all options granted prior to that were recorded.

Product Development Expenses.

Our product development expenses increased by 179.7% from RMB54.6 million in 2015 to RMB152.7 million in 2016. The increase was primarily due to an increase in the number of technology and course development-related personnel, and recognized share-based compensation expenses.

Our technology staff increased from 190 as of December 31, 2015 to 319 (including 315 full-time employees and four outsourced personnel) as of December 31, 2016, and our course content development staff increased from 115 as of December 31, 2015 to 167 (including 164 full-time employees and three outsourced personnel) as of December 31, 2016. The amount of payroll and employee benefit expenses for our product development personnel increased from RMB48.9 million in 2015 to RMB118.0 million in 2016.

Share-based compensation expenses in product development expenses were RMB16.2 million in 2016. There was no share-based compensation expenses recognized prior to the second quarter of 2016 as the initial public offering performance condition was not considered probable until the occurrence. Upon the completion of initial public offering, the cumulative stock-based compensation expenses for all options granted prior to that were recorded.

Interest and other expense/income, net

We recorded net interest and other expenses of RMB1.0 million in 2016, as compared to net interest and other expense of RMB0.4 million in 2015. Our net interest and other expenses in 2016 primarily consisted of foreign currency loss partially offset by interest earned on our cash and cash equivalents and time deposits deposited in commercial banks. Our net interest and other expense in 2015 was mainly attributable to foreign currency loss, partially offset by interest earned on our cash and cash equivalents.

Income Tax Expense

We incurred income tax expenses of RMB4.9 million and RMB1.6 million in 2015 and 2016, respectively, both of which were incurred in the Philippines as a result of our local business operations.

Net Loss

As a result of the foregoing, our net loss increased from RMB327.1 million in 2015 to RMB514.8 million in 2016.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2015, 2016 and 2017 were increases of 1.6%, 2.1% and 1.6%, respectively.

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

B.                                    Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been proceeds from our initial public offering and the concurrent private placements and cash generated from operating activities. As of December 31, 2017, we had RMB623.4 million (US$95.8 million) in cash, cash equivalents, time deposits and short-term investments, and we had no bank borrowings. Our cash consists of cash on hand and cash in bank, which are unrestricted as to withdrawal. Cash equivalents consist of cash held in accounts managed by certain third party online payment channels in connection with the collection of fees online. Time deposits represent a demand deposit with an initial term of greater than three months but less than one year when purchased.

As of December 31, 2017, we and our non-PRC subsidiaries held cash and cash equivalents and time deposit in the amount of US$38.5 million, PHP53.2 million and RMB45.8 million in bank accounts in the PRC, the United States, the Philippines and Hong Kong; our PRC subsidiary held cash, cash equivalents and time deposits in the amount of RMB4.4 million in the PRC; our consolidated VIE in the Philippines held cash and cash equivalents of PHP2.8 million and US$9.7 thousand in the Philippines; and our consolidated VIE in the PRC held cash, cash equivalents, time deposits and short term investment in the amount of RMB307.1 million in the PRC, which included cash reserved to settle payables to our subsidiary in China. For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.” We would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiary in the PRC to our offshore subsidiaries.

On March 23, 2018, two of our HK subsidiaries, China Online Education (HK) Limited and 51Talk English International Limited entered into a two-year loan facility agreement, or the 2018 Facility with SPD Silicon Valley Bank Beijing Branch. Under the 2018 Facility, we can borrow up to USD13 million at the interest rate of 3-month LIBOR plus 4.36% per annum. The proceeds from the 2018 Facility should be used to finance daily working capital needs. The financial covenants include 1) our maximum quarterly refund rate; and 2) our minimum quarterly gross billings of the Group. Our PRC VIE, Dasheng Zhixing, as the guarantor of the 2018 Facility, assumes joint and several liability with the maximum limit of claim of USD16.5 million, for two years after the expirations of the facility agreement. As of the date of this annual report, we have made a drawdown of USD4.3 million under the 2018 Facility.

We believe that our current cash, cash equivalents, time deposits, short term investment and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash (used in)/provided by operating activities	(104,020)	28,725	55,074	8,465
Net cash (used in)/provided by investing activities	(192,884)	(252,113)	10,785	1,658
Net cash provided by financing activities	125,574	424,494	260	40
Effect of exchange rate changes on cash and cash equivalents	8,429	26,894	(20,953)	(3,221)
Net (decrease)/ increase in cash and cash equivalents	(162,901)	228,000	45,166	6,942
Cash and cash equivalents at beginning of the period	209,774	46,873	274,873	42,247
Cash and cash equivalents at end of the period	46,873	274,873	320,039	49,189

Operating Activities

Net cash provided by operating activities in 2017 was RMB55.1million (US$8.5 million). Net cash provided by operating activities in 2017 was primarily attributable to our business expansion and improved operating efficiency. The non-cash items were mainly depreciation and amortization of RMB29.0 million (US$4.5 million). The decrease in working capital was mainly attributable to an increase in deferred revenue of RMB514.4 million (US$79.1 million), an increase of accrued expenses and other liabilities of RMB67.0 million (US$10.3 million), a decrease in prepaid expenses and other current assets of RMB16.5 million (US$2.5 million) and an increase in taxes payable of RMB6.1 million (US$0.9 million).

Net cash provided by operating activities in 2016 was RMB28.7 million. The significant decrease in cash used was due to our business expansion and improved operating efficiency. Net cash used in operating activities in 2016 was primarily attributable to a net loss of RMB514.8 million, adjusted for non-cash items of RMB66.1 million, and partially offset by a decrease of RMB477.4 million in working capital. The non-cash items were mainly depreciation and amortization of RMB16.6 million. The decrease in working capital was mainly attributable to an increase in deferred revenue of RMB414.9 million, an increase of accrued expenses and other liabilities of RMB86.9 million, a decrease in prepaid expenses and other current assets of RMB21.4 million, partially offset by a decrease in taxes payable of RMB1.4 million. The increase of deferred revenue was primarily a result of increased gross billings. The increase in accrued expenses and other current liabilities was primarily attributable to accrued payroll and social benefit expenses and accrued professional service fees. The decrease in prepayments and other current assets was primarily due to decreased prepaid promotional fee.

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

Net cash provided by investing activities amounted to RMB10.8 million (US$1.7 million) in 2017, which was primarily attributable to maturity of time deposits and short-term investments.

Net cash provided by investing activities amounted to RMB252.1 million in 2016, which was primarily attributable to the withdrawal of time deposits of approximately RMB205.1 million, and property and equipment, including computers and servers, of approximately RMB37.1 million, purchase of intangible assets of RMB3.1 million and purchase of held to maturity security of RMB6.9 million in connection with the expansion of our business operations.

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

Financing Activities

Net cash provided by financing activities in 2017 amounted to RMB0.3 million (US$0.04 million), which derived solely from proceeds from exercise of stock options

Net cash provided by financing activities in 2016 amounted to RMB424.5 million, which derived solely from our initial public offering, after deducting payment of the relevant issuance costs.

Net cash provided by financing activities in 2015 amounted to RMB125.6 million, which resulted solely from the issuance of series D preferred shares, after deducting payment of the relevant issuance costs.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with leasehold improvements and investments in office furniture, computers and servers. Our capital expenditures were RMB25.3 million, RMB37.1 million and RMB35.4 million (US$5.4 million) in the years ended December 31, 2015, 2016 and 2017. We intend to continue to utilize real estate leasing in order to allocate our capital resources cost-efficiently. We may make acquisitions of businesses and properties that complement our operations when suitable opportunities arise.

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

The table below sets forth the respective revenue contributions of (i) our company and our subsidiaries and (ii) our consolidated VIEs for the periods indicated as a percentage of total net revenues:

	Revenue(1)
	As of December 31
	2015	2016	2017
Our company and our subsidiaries	—	—	—
Our consolidated VIE in the PRC	100.0%	100.0%	100.0%
Our consolidated VIE in the Philippines	—	—	—
Total net revenues	100.0%	100.0%	100.0%

Note:

(1)         The percentages exclude the inter-company transactions among China Online Education Group, its subsidiaries and its consolidated VIEs.

The table below sets forth the respective asset contributions of (i) our company and our subsidiaries and (ii) our consolidated VIEs for the periods indicated as a percentage of total assets:

	Total Assets(1)
	As of December 31
	2015	2016	2017
Our company and our subsidiaries	82.9%	72.2%	51.5%
Our consolidated VIE in the PRC	15.5%	27.4%	48.3%
Our consolidated VIE in the Philippines	1.6%	0.4%	0.2%
Total assets	100.0%	100.0%	100.0%

Note:

(1)         The percentages exclude the inter-company balances among China Online Education Group, its subsidiaries and its consolidated VIEs.

C.                                    Research and Development, Patents and Licenses, etc.

Technology

Network infrastructure

Building a reliable, scalable and secure technology infrastructure is crucial to our ability to support our lessons and the various services that we provide to our students on our online platforms. We manage our lesson delivery system mainly using our proprietary technology, and to a lesser extent, commercially available technology. In June 2014, we entered into a five-year technology service agreement with Guangzhou Huaduo, an affiliated entity of YY, which was amended in December 2015. This agreement allows us to utilize YY’s technology in streaming audio and video data, as a complement to our proprietary technology. We have built a robust technology infrastructure to optimize the performance of our Air Class platform.

The telecommunication infrastructure in the Philippines is less developed than in other countries. We have designed our infrastructure based on our insights into the local environment to ensure an optimal streaming experience for our teachers and our students. We work with leading network providers in the Philippines and have employed an exclusive network infrastructure to support our online performance by increasing stability and reliability since April 2017. See “Risk Factors—Risks Related to Our Business and Industry—Unexpected network interruptions, security breaches or computer virus attacks and system failures could have a material adverse effect on our business, financial condition and results of operations.”

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

As of December 31, 2017, we registered 62 domain names relating to our business, including our www.51talk.com website, with the Internet Corporation for Assigned Names and Numbers and China Internet Network Information Center. We also hold eight works of art copyrights, 19 registered software copyrights and 92 trademarks in the PRC as of December 31, 2017.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2017 to December 31, 2017 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2017:

	Payment due by period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in RMB thousands)
Operating lease obligations(1)	63,757	31,426	29,064	3,267	—
Purchase commitment(2)	10,767	9,071	1,696	—	—

Notes:

(1)         Represents our non-cancelable leases for our offices and learning centers.

(2)         Represents our minimum commitments for brand promotion activities.

On March 23, 2018, we entered into a secured non-revolving facility agreement of USD13.0 million with SPD Silicon Valley Bank, which is due in March 2020, with an interest rate of 3-month LIBOR plus 4.36% per annum. In connection with this loan, we and our subsidiary and VIE also entered into debentures and guarantee agreements with the SPD Silicon Valley bank on the same date.

G.                                   Safe Harbor

See “Forward-Looking Statements” on page 2 of this annual report.

ITEM 6.                        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jack Jiajia Huang	32	Founder, Chairman, Chief Executive Officer
Ting Shu	32	Co-Founder, Director, Senior Vice President
Liming Zhang	48	Co-Founder, Chief Operating Officer
Jimmy Lai	61	Chief Financial Officer
Frank Lin	53	Director
Xing Liu	47	Director
Wei Li	41	Director
Conor Chia-hung Yang	55	Independent Director
Xiaoguang Wu	42	Independent Director

Mr. Jack Jiajia Huang is our founder and has served as the chairman of our board of directors and chief executive officer since our inception. Prior to founding our company, he served as an operations manager at Mitsubishi Corporation (China) Co., Ltd. from 2007 to 2010. Mr. Huang founded Talk China, an online Chinese-teaching platform targeting Japanese students, in 2007. Mr. Huang received his bachelor’s degree in Japanese language from Tsinghua University in 2007. In 2015, Mr. Huang was named a leading entrepreneur under 30 by Cyzone, an entrepreneur service platform in China.

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

Mr. Jimmy Lai has served as our chief financial officer since June 2015. Prior to joining us, Mr. Lai served as the chief financial officer of Chukong Technologies Corp., a leading mobile entertainment platform company in China from 2013 to 2015. Mr. Lai served as the chief financial officer of Gamewave Corporation, a leading webgame company in China, from 2011 to 2013. Prior to that, Mr. Lai served as the chief financial officer of Daqo New Energy Corp., an NYSE-listed company and a leading polysilicon manufacturer based in China, from 2009 to 2011. From 2008 to 2009, Mr. Lai served as the chief financial officer of Linktone Ltd., a Nasdaq-listed company and a leading provider of wireless interactive entertainment services to consumers in China. From 2006 to 2008, Mr. Lai was the chief financial officer of Palm Commerce Holdings, a leading information technology solution provider for the China lottery industry. Prior to that, he served as an associate vice president of investor relations at Semiconductor Manufacturing International Corporation, a company listed on the NYSE and the Main Board of the Hong Kong Stock Exchange, from 2002 to 2006, and as a controller and director of financial planning at AMX Corporation from 1997 to 2001. Currently, Mr. Lai also serves as an independent director of PPDAI Group Inc. and Huami Corporation, both of which are NYSE-listed companies. Mr. Lai received his MBA from the University of Texas at Dallas and his bachelor’s degree in statistics from the National Cheng Kung University in Taiwan. Mr. Lai is a certified public accountant licensed in the State of Texas.

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

Mr. Conor Chia-hung Yang has served as our independent director since June 2016. Mr. Yang is a co-founder of Black Fish Financial Group Limited, or Black Fish, and has served as its president since November 2017. Prior to joining Black Fish, Mr. Yang was the chief financial officer of Tuniu Corporation, a Nasdaq-listed company, from January 2013 to November 2017, the chief financial officer of E-Commerce China Dangdang Inc., an NYSE-listed company, from March 2010 to July 2012 and the chief financial officer of AirMedia Group Inc., a Nasdaq-listed company, from March 2007 to March 2010. Mr. Yang was the chief executive officer of RockMobile Corporation from 2004 to February 2007. From 1999 to 2004, Mr. Yang served as the chief financial officer of the Asia Pacific region for CellStar Asia Corporation. Mr. Yang was an executive director of Goldman Sachs (Asia) L.L.C. from 1997 to 1999. Prior to that, Mr. Yang was a vice president of Lehman Brothers Asia Limited from 1994 to 1996 and an associate at Morgan Stanley Asia Limited from 1992 to 1994. Mr. Yang currently serves as an independent director and chairman of the audit committee of AirMedia Group Inc., a Nasdaq-listed company. Mr. Yang received his master’s degree in business administration from University of California, Los Angeles in 1992.

Mr. Xiaoguang Wu has served as our independent director since June, 2016. Mr. Wu is the founding partner of Welight Capital (Hong Kong) Limited. Mr. Wu joined Tencent Inc., a company listed on the Hong Kong Stock Exchange, in 1999 as a member of the early founding team. He worked as a project manager for the research and development team for instant messaging products, a general manager for the internet business division and later became the senior executive vice president of the internet service division and the chief executive officer of Tencent E-Commerce Holdings Limited, a subsidiary of Tencent Inc. Mr. Wu has served as a senior management advisor for Tencent Inc. since June 2015. Mr. Wu has extensive experience in product research and development, product planning, product operation and marketing internet businesses. Mr. Wu currently serves as an independent director of 58.com, Inc., an NYSE-listed company. Mr. Wu received his EMBA from China Europe International Business School (CEIBS) in 2008 and his bachelor of science degree in weather dynamics from Nanjing University in 1996.

B.                                    Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2017, we paid an aggregate of approximately US$811 thousand in cash to our executive officers and our non-executive directors. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

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

As of February 28, 2018, we are authorized to grant options or share purchase rights to purchase up to an aggregate of 36,229,922 Class A ordinary shares under the Pre-IPO Plans. As of February 28, 2018, options to purchase an aggregate number of 28,674,800 Class A ordinary shares have been granted and are outstanding, and 703,125 restricted share units have been granted and are outstanding.

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

The following table summarizes, as of February 28, 2018, the outstanding options granted to our directors and executive officers under the 2014 Plan.

Name	Class A Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Jack Jiajia Huang	*	0.28	April 1, 2016	April 1, 2026
Liming Zhang	7,900,000	0.05	December 19, 2014	December 31, 2024
		0.15	January 7, 2016	December 31, 2025
		0.55	December 31, 2016	December 31, 2026
		0.566	March 31, 2017	March 31, 2027
Jimmy Lai	*	0.07	June 29, 2015	June 30, 2025
Jimmy Lai	*	0.35	June 30, 2016	June 30, 2026
Total	13,400,000

*                 The aggregate number of ordinary shares exercisable from all options granted is less than 1% of our total issued and outstanding ordinary shares.

2016 Plan

We adopted the 2016 share incentive plan, or the 2016 Plan, in May 2016. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2016 Plan is initially 4,600,000 Class A ordinary shares. Beginning in 2017, the number of shares reserved for future issuances under the 2016 Plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors, during the term of the 2016 Plan. On January 1, 2018, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2016 Plan was increased to 13,653,209 Class A ordinary shares. As of February 28, 2018, 3,642,505 restricted share units have been granted and are outstanding. The following paragraphs summarize the terms of the 2016 Plan.

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

The following table summarizes, as of February 28, 2018, the outstanding restricted share units granted to our directors and executive officers under the 2016 Plan.

Name	Restricted Share Units	Date of Grant	Vesting Schedule
Frank Lin	*	August 1, 2016	Approximately 2 years from the date of grant.
Xing Liu	*	August 1, 2016	Approximately 2 years from the date of grant.
Conor Chia-hung Yang	*	August 1, 2016	Approximately 2 years from the date of grant.
Xiaoguang Wu	*	August 1, 2016	Approximately 2 years from the date of grant.
Liming Zhang	*	March 31, 2017	Approximately 4 years from the date of grant.
Total	605,000

*                 The aggregate number of ordinary shares that will be vested from restricted share units is less than 1% of our total issued and outstanding ordinary shares.

As of February 28, 2018, other current and former employees as a group held options to purchase 15,274,800 Class A ordinary shares under the 2013 Plan and the 2014 Plan, with exercise prices ranging from US$0.0167 to US$0.566 per Class A ordinary share. As of February 28, 2018, other current employees as a group held 3,740,630 restricted share units under the 2014 and the 2016 Plan.

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

Audit Committee. Our audit committee consists of Conor Chia-hung Yang and Xiaoguang Wu and is chaired by Conor Chia-hung Yang. We have determined that each of Conor Chia-hung Yang and Xiaoguang Wu satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Conor Chia-hung Yang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

D.                                    Employees

We are headquartered in Beijing, where most of our senior management and technology teams are based. We also host part of our general and administrative personnel, content development professionals and sales and marketing staff in our Beijing offices. The rest of our sales and marketing staff are based in Shanghai and Wuhan. Our offices in the Philippines host our teacher engaging and training team, free trial teachers, and part of our general and administrative personnel.

We had a total of 2,597, 2,215 and 2,859 full-time employees as of December 31, 2015, 2016 and 2017, respectively. As of December 31, 2017, we had 917 full-time employees in Beijing, 97 full-time employees in Shanghai, 71 full-time employees in Wuhan, 29 full-time employees in Shenzhen, 1,744 full-time employees in the Philippines and one full-time employee in Hong Kong. In addition to our full-time employees, Dasheng Zhixing entered into services outsource agreements with independent third party suppliers in December 2015 through which it outsourced part of its marketing and sales functions. As of December 31, 2017, we had 2,192 outsourced personnel mainly performing sales and marketing functions for us. The following table sets forth the number of our full-time employees, categorized by function, as of December 31, 2017:

	Number of full-time employees
Function	China		the Philippines	Total
Telemarketing sales	69		—	69
Student support	34		—	34
Free trial teachers	—		1,194	1,194
Marketing and branding	173		—	173
General and administrative	340	(1)	519	859
Technology and product development	499		31	530
Total	1,115		1,744	2,859

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

Foreign teachers delivering paid lessons on our platform are generally not our full-time employees. We enter into service contracts with such teachers, and pay service fees to them based on the number of lessons they teach and their teaching performance. We had approximately 4.7 thousand, 7.7 thousand and 15.0 thousand foreign teachers available to deliver lessons on our platform as of December 31, 2015, 2016 and 2017, respectively.

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

E.                                    Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2018:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 302,843,634 ordinary shares outstanding as of February 28, 2018, comprising of 77,250,233 Class A ordinary shares (excluding 4,292,010 Class A ordinary reserved for future issuances upon the exercising or vesting of awards granted under the issuer’s share incentive plan) and 225,593,401 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A ordinary Shares	Class B ordinary Shares	Total ordinary shares on an as- converted basis	% of total ordinary shares on an as converted basis	% of aggregate voting power †
Directors and Executive Officers:**
Jack Jiajia Huang(1)	1,666,666	58,414,744	60,081,410	19.7	25.1
Ting Shu(1)	1,666,666	58,414,744	60,081,410	19.7	25.1
Frank Lin(2)	*	—	*	*	*
Xing Liu(3)	*	—	*	*	*
Wei Li(4)	—	—	—	—	—
Liming Zhang(5)	5,433,750	—	5,433,750	1.8	0.2
Jimmy Lai	*	—	*	*	*
Conor Chia-hung Yang	*	—	*	*	*
Xiaoguang Wu	*	—	*	*	*
All directors and executive officers as a group	8,832,083	58,414,744	67,246,827	21.6	25.3
Principal Shareholders:
DCM Funds(6)	11,842,105	58,703,507	70,545,612	23.3	25.7
Dasheng International Holdings Limited(1)	1,666,666	58,414,744	60,081,410	19.7	25.1
Sequoia Capital China Investment Funds(7)	3,947,368	47,032,920	50,980,288	16.8	20.3
Shunwei Technology Limited(8)	—	37,329,473	37,329,473	12.3	16.0
Duowan Entertainment Corp.(9)	3,750,000	21,632,985	25,382,985	8.4	9.4

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

(1)         Consists of (i) 40,890,321 Class B ordinary shares and (ii) 1,666,666 Class A ordinary shares issuable to Jack Jiajia Huang upon exercise of options within 60 days after February 28, 2018, both held by Dasheng Global Limited, a company incorporated in the British Virgin Islands; and (iii) 17,524,423 Class B ordinary shares held by Dasheng Online Limited, a company incorporated in the British Virgin Islands. The registered office address of Dasheng Global Limited is Quastisky Building, P.O. Box 4389, Road Town, Tortola, British Virgin Islands. The registered office address of Dasheng Online Limited is c/o Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola. British Virgin Islands. Each of Dasheng Global Limited and Dasheng Online Limited is wholly owned by Dasheng International Holdings Limited, a company incorporated in the British Virgin Islands which is wholly owned by TB Family Trust, for which TMF (Cayman) Ltd. acts as the trustee. The settlors of TB Family Trust are Mr. Huang and Ms. Shu. Mr. Huang, Ms. Shu and their family members are beneficiaries under TB Family Trust. Mr. Huang and Ms. Shu are husband and wife.

(2)         The business address of Frank Lin is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, United States.

(3)         The business address of Xing Liu is Suite 3613, Two Pacific Place, 88 Queensway, Hong Kong.

(4)         The business address of Wei Li is Room 801, Tower D1, Liangmaqiao Diplomatic Office Building, No. 19 Dongfangdong Road, Chaoyang District, Beijing 100600, PRC.

(5)         Consists of (i) 71,250 Class A ordinary shares represented by ADSs held by Liming Zhang; and (ii) 5,362,500 Class A ordinary shares issuable to Liming Zhang upon exercise of options and vested from restricted share units within 60 days after February 28, 2017.

(6)         Consists of (i) 58,703,507 Class B ordinary shares held by DCM Hybrid RMB Fund, L.P.; (ii) 11,184,217 Class A ordinary shares held by DCM Ventures China Turbo Fund, L.P. and (iii) 657,888 Class A ordinary shares held by DCM Ventures China Turbo Affiliates Fund, L.P. The registered office address of each of DCM Hybrid RMB Fund, L.P., DCM Ventures China Turbo Fund, L.P. and DCM Ventures China Turbo Affiliates Fund, L.P. is c/o Campbell Corporate Services Limited, Scotia Centre, P.O. Box 268, Grand Cayman, KY1-1104, Cayman Islands. The general partner of DCM Hybrid RMB Fund, L.P. is DCM Hybrid RMB Fund Investment Management, L.P., whose general partner in turn, is DCM Hybrid RMB Fund International, Ltd. DCM Hybrid RMB Fund International, Ltd., through DCM Hybrid RMB Fund Investment Management, L.P., has sole voting and investment power over these shares, and such voting and investment power is exercised by K. David Chao, Thomas Blaisdell, Jason Krikorian and Peter W. Moran, the directors of DCM Hybrid RMB Fund International, Ltd. Each of the directors disclaims beneficial ownership of the shares held by DCM Hybrid RMB Fund, L.P., except to the extent of each person’s pecuniary interest therein. The business address of DCM Hybrid RMB Fund Investment Management, L.P. and DCM Hybrid RMB Fund International, Ltd. is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, the United States. The general partner of each of DCM Ventures China Turbo Fund, L.P. and DCM Ventures China Turbo Affiliates Fund, L.P. is DCM Turbo Fund Investment Management, L.P., whose general partner in turn, is DCM Turbo Fund International, Ltd. DCM Turbo Fund International, Ltd. through DCM Turbo Fund Investment Management, L.P. has sole voting and investment power over these shares, and such voting and investment power is exercised by K. David Chao and Jason Krikorian, the directors of DCM Turbo Fund International, Ltd. The business address of DCM Turbo Fund Investment Management, L.P. and DCM Turbo Fund International, Ltd. is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, the United States.

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

(8)         Consists of 37,329,473 Class B ordinary shares held by Shunwei Technology Limited. The registered office address of Shunwei Technology Limited is Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. Shunwei Technology Limited is wholly owned by Shunwei China Internet Fund, L.P., whose general partner is Shunwei Capital Partners GP, L.P., whose general partner in turn, is Shunwei Capital Partners GP Limited. The shareholders of Shunwei Capital Partners GP Limited are Team Guide Limited, a company incorporated in the British Virgin Islands, and Gifted Ventures Limited, a company incorporated in the British Virgin Islands. Team Guide Limited is wholly owned by Mr. Jun Lei and Gifted Ventures Limited is wholly owned by Mr. Tuck Lye Koh. The business address of both Mr. Jun Lei and Mr. Tuck Lye Koh is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

(9)         Consists of (i) 19,431,174 Class B ordinary shares and 3,750,000 Class A ordinary shares in the form of ADSs held by Duowan Entertainment Corporation; and (ii) 2,201,811 Class B ordinary shares held by Engage Capital Partners I, L.P. The general partner of Engage Capital Partners I, L.P. is Engage Capital Partners I GP Limited, whose members in turn are Duowan Entertainment Corporation (holding 93.5% equity interests) and a natural person. The registered office address of Engage Capital Partners I, L.P. and Engage Capital Partners I GP Limited is 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9007, Cayman Islands. The registered office address of Duowan Entertainment Corp. is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands. Duowan Entertainment Corp. is wholly owned by YY Inc., a Nasdaq-listed company.

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

To our knowledge, as of February 28, 2018, 61,460,760 of our Class A ordinary shares are held by one record holder in the United States (excluding 4,292,010 Class A ordinary reserved for future issuances upon the exercising or vesting of awards granted under the issuer’s share incentive plan), which is the depositary of our ADS program, representing 79.6% of our total issued and outstanding Class A ordinary shares as of such date. As of February 28, 2018, none of our Class B ordinary shares are held by record holders in the United States.

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

We estimated the fair value of the audio and video streaming solution service provided by YY. For the year ended December 31, 2017, the fair value of the audio and video streaming solution provided by YY is estimated to be RMB0.4 million, which is recognized as cost of revenues and a shareholder contribution.

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

ITEM 9.                        THE OFFER AND LISTING

A.                                    Offering and Listing Details.

See “—C. Markets.”

B.                                    Plan of Distribution

Not applicable.

C.                                    Markets

Our ADSs, each representing fifteen Class A ordinary share, have been listed on the NYSE since June 10, 2016 under the symbol “COE.” Until April 20, 2018 (starting from June 10, 2016), the trading price of our ADSs on the NYSE ranged from US$9.25 to US$25.24 per ADS.

The following table provides the high and low trading prices for our ADSs on the NYSE for the periods indicated below.

	Trading Price
	High	Low
Quarterly Highs and Lows
2016
Second Quarter 2016 (since June 10, 2016)	24.12	18.06
Third Quarter 2016	25.24	19.00
Fourth Quarter 2016	21.80	12.45
2017
First Quarter 2017	21.06	12.72
Second Quarter 2017	22.36	15.55
Third Quarter 2017	19.82	13.15
Fourth Quarter 2017	14.90	10.62
2018
First Quarter 2018	14.39	9.25
Monthly Highs and Lows
October 2017	14.39	12.53
November 2017	14.90	10.84
December 2017	12.85	10.62
January 2018	14.39	11.55
February 2018	12.11	9.25
March 2018	12.36	9.58
April 2018 (through April 20, 2018)	11.63	9.40

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

D.                                    Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents,” “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Foreign Currency Exchange” and “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Dividend Distribution.”

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

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiary through COE HK Co I. The EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, SAT promulgated SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, COE HK Co I may be able to benefit from the 5% withholding tax rate for the dividends it receives from Dasheng Online, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

In January 2009, the SAT promulgated the Non-resident Enterprises Measures, pursuant to which the entities that have the direct obligation to make certain payments to a non-resident enterprise should be the relevant tax withholders for the non-resident enterprise, and such payments include: income from equity investments (including dividends and other return on investment), interest, rents, royalties and income from assignment of property as well as other incomes subject to enterprise income tax received by non-resident enterprises in China. Further, the measures provide that in case of an equity transfer between two non-resident enterprises which occurs outside China, the non-resident enterprise which receives the equity transfer payment must, by itself or engage an agent to, file tax declaration with the PRC tax authority located at place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred should assist the tax authorities to collect taxes from the relevant non-resident enterprise. The SAT issued a SAT Circular 59 together with the MOF in April 2009 and a SAT Circular 698 in December 2009. Both SAT Circular 59 and SAT Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. Under SAT Circular 698, where a non-resident enterprise transfers the equity interests of a PRC “resident enterprise” indirectly by disposition of the equity interests of an overseas holding company, and such overseas holding company is located in certain low tax jurisdictions, the non-resident enterprise, being the transferor, must report to the relevant tax authority of the PRC “resident enterprise” this Indirect Transfer. The PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC tax at a rate of up to 10%. On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or SAT Bulletin 7, to supersede existing provisions in relation to the Indirect Transfer as set forth in SAT Circular 698, while the other provisions of SAT Circular 698 remain in force. SAT Bulletin 7 introduces a new tax regime that is significantly different from that under SAT Circular 698. Public Notice extends its tax jurisdiction to capture not only Indirect Transfer as set forth under SAT Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment and place, in China of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Bulletin 7 also addresses transfer of the equity interest in a foreign intermediate holding company widely. In addition, SAT Bulletin 7 provides clearer criteria than SAT Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. Although it appears that SAT Circular 698 and/or SAT Bulletin 7 was not intended to apply to share transfers of publicly traded companies, there is uncertainty as to the application of SAT Circular 698 and/or SAT Bulletin 7 and we and our non-resident investors may be at risk of being required to file a return and being taxed under SAT Circular 698 and/or SAT Bulletin 7 and we may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under SAT Circular 698 and/or SAT Bulletin 7.

According to SAT Announcement 37 issued by the SAT on October 17, 2017, the Non-resident Enterprises Measures, SAT Circular 698, and the second paragraph of Article 8 of the SAT Bulletin 7 were repealed from December 1, 2017. According to SAT Announcement 37, the income from property transfer obtained by non-resident enterprise, as stipulated in the second item under Article 19 of the EIT, shall include the income derived from transferring such equity investment assets as stock equity. The withholding agent shall, within seven days of the day on which the withholding obligation occurs, declare and remit the withholding tax to the competent tax authority at its locality. We and our non-resident investors may be at risk of being required to file a return and being taxed under SAT Announcement 37 and/or SAT Bulletin 7 and we may be required to expend valuable resources to comply with Announcement 37 or to establish that we should not be taxed under Announcement 37 and/or SAT Bulletin 7.

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

•                  persons that actually or constructively own 10% or more of our stock; or

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

Although the law in this regard is not clear, we treat our consolidated VIEs as being owned by us for U.S. federal income tax purposes because we exercise effective control over the consolidated VIEs and are entitled to substantially all of their economic benefits. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined that we are not the owner of the consolidated VIEs for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year. Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based upon our income and assets (including goodwill and other unbooked intangibles) and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2017 and do not anticipate becoming a PFIC in the foreseeable future.

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

A hypothetical 10% decrease in the exchange rate of the U.S. dollar against the RMB would have resulted in a decrease of RMB26.6 million (US$4.1 million) in the value of our U.S. dollar-denominated financial assets at December 31, 2017.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program upon such terms and conditions as we and the depositary may agree from time to time. In 2017, we received US$178.6 thousand from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.

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

Concurrently with our initial public offering, we also issued 11,842,105 and 3,947,368 Class A ordinary shares at a price of US$19.00 per share to DCM (through two affiliated entities) and Sequoia (through SCC Growth I Holdco A, Ltd.), respectively, through private placements.

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

In 2017, we used approximately US$34.3 million of the net proceeds from our initial public offering and the concurrent private placements in investing in our technology platform and course development. We intend to use the proceeds from our initial public offering for general corporate purposes, which may include investing in course development, expanding our learning center network, sales and marketing activities, technology infrastructure and capital expenditures, upgrading facilities and other general and administrative matters. We may also use a portion of the net proceeds for investing in, or acquiring, complementary businesses, although we have not identified any near-term investment or acquisition targets.

ITEM 15.                 CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our chief executive officer and chief financial officer have performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report. Based upon that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were ineffective as of December 31, 2017 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, because of the material weakness in our internal control over financial reporting described below. Our disclosure controls and procedures were not effective to satisfy the objectives for which they are intended.

Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of December 31, 2017 due to the material weakness described below, we believe that the consolidated financial statements included in this annual report on Form 20-F correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rule 13(a)-15(f) and 15(d)-15(f) of the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2017 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” issued by the Committee on Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework (2013), due to the material weakness described in “Changes in Internal Control over Financial Reporting” below, our management concluded that, as of December 31, 2017, our internal control over financial reporting was ineffective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2017.

Changes in Internal Control over Financial Reporting

In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2017, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting as of December 31, 2017. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness is related to the lack of U.S.GAAP expertise to perform sufficient review in areas subject to significant estimates. To remedy our control deficiencies, we have implemented and will continue to implement measures to improve our internal control over financial reporting.

We have hired personnel with relevant experience and necessary expertise to strengthen our financial reporting function and to set up a financial and system control framework. In 2017, we hired our U.S.GAAP financial reporting manager, who was an accounting staff has working experience with both Big Four accounting firm and the financial reporting department for an U.S.-listed company. We will continue to obtain additional resources including experienced staff with U.S. GAAP and SEC reporting knowledge, to strengthen the financial reporting function. Moreover, we also hired an IT internal control manager to focus on improvement of our IT internal controls in 2017.

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

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal controls for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting, as we and they will be required to do under the Section 404 of the Sarbanes-Oxley Act of 2002. Had we performed a complete assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified. We will continue to implement the necessary procedures and policies, including those outlined above, to improve our internal controls over financial reporting and remediate any known and potential material weaknesses and significant deficiencies.

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

ITEM 16.A.   AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Conor Chia-hung Yang, an independent director (under the standards set forth in Section 303A of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

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

ITEM 16.C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	2016	2017
	RMB	RMB
	(in thousands)
Audit Fees(1)	10,492	7,866
Audit-Related Fees(2)	—	900
Tax Fees(2)	192	433

(1)         “Audit fees” means the aggregate fees in each of the fiscal years listed for professional services rendered by PricewaterhouseCoopers for the audit of our annual financial statements or services that are normally provided by the auditors in connection with and regulatory filling or engagements.

(2)         “Audit-related fees” is the fees for accounting advisory services rendered by PricewaterhouseCoopers for assistance of our assessment of ASC 606 adoption impact.

(3)         “Tax fees” consist of fees billed for the aggregate fees for professional services rendered by PricewaterhouseCoopers for tax compliance work and other tax related services.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

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

Among these corporate governance listing standards, Section 303A.01 of the NYSE Listed Company Manual requires that the board of directors be comprised of a majority of independent directors. Section 303A.07(a) of the NYSE Listed Company Manual requires the audit committee be comprised of at least three members. Section 303A.04(a) requires that a nominating and governance committee be composed entirely of independent directors. We are a Cayman Islands company, and there are no requirements under applicable Cayman Islands law that correspond to these sections of the NYSE Listed Company Manual. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we followed our home country practice and are exempted from the requirements of Sections 303A.01, 303A.07(a) and 303A.04(a) of the NYSE Listed Company Manual. Our board of directors is not composed of a majority of independent directors. The audit committee of our board of directors is comprised of two members. The chairman of the nominating and governance committee of our board of directors is chaired by Jack Jiajia Huang, who is not an independent director.

Other than the requirements discussed above, there are no significant differences between our corporate governance practices and those followed by domestic listed companies as required under the NYSE Listed Company Manual.

As a result of our use of the “foreign private issuer” exemptions discussed above, our shareholders will not have the same protection afforded to the shareholders of the companies that are subject to all of the NYSE corporate governance listing standards. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs— We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

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
1.1

Fifth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

2.1

Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

2.2

Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

2.3

Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-213457) filed with the SEC on September 2, 2016)

2.4

Third Amended and Restated Shareholders Agreement dated as of August 31, 2015 among the Registrant and certain shareholders of the Registrant. (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

Exhibit Number	Description of Document
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
4.4

Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

4.5

Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

4.6

Amended and Restated Exclusive Business Cooperation Agreement between Dasheng Online and Dasheng Zhixing dated December 14, 2015 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

4.7

Exclusive Option Agreement among Dasheng Online, the shareholders of Dasheng Zhixing and Dasheng Zhixing dated June 18, 2013 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

4.8

Equity Interest Pledge Agreement among Dasheng Online, the shareholders of Dasheng Zhixing and Dasheng Zhixing dated June 18, 2013 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

4.9

Powers of Attorney granted by the shareholders of Dasheng Zhixing dated June 18, 2013 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

4.10

Spousal Consent granted by Xiaoping Xu dated June 18, 2013 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

4.11

Spousal Consent granted by Jack Jiajia Huang dated December 14, 2015 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

4.12

Spousal Consent granted by Ting Shu dated December 14, 2015 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

4.13

Exclusive Business Cooperation Agreement between COE HK CO I and Philippines Co I dated July 21, 2014 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

4.14

Exclusive Option Agreement among COE HK CO I, the shareholders of Philippines Co I and Philippines Co I dated July 21, 2014 and August 31, 2015 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

4.15

Powers of Attorney granted by the shareholders of Philippines Co I dated July 21, 2014 and August 31, 2015 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

Exhibit Number	Description of Document
4.16

Exclusive Option Agreement among COE, the shareholders of Philippines Co II and Philippines Co II dated August 31, 2015 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

4.17

Powers of Attorney granted by the shareholders of Philippines Co II dated August 31, 2015 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

4.18

Exclusive Option Agreement among COE, the shareholders of Philippines Co III and Philippines Co III dated February 1, 2016 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

4.19

Powers of Attorney granted by the shareholders of Philippines Co III dated February 1, 2016 (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

4.20

English translation of Technology Service Agreement between Dasheng Zhixing and Guangzhou Huaduo dated December 28, 2015 (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

4.21

Subscription Agreement by and between the Registrant and DCM Ventures China Turbo Fund, L.P., dated May 27, 2016 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

4.22

Subscription Agreement by and between the Registrant and DCM Ventures China Turbo Affiliates Fund, L.P., dated May 27, 2016 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

4.23

Subscription Agreement by and between the Registrant and SCC Growth I Holdco A, Ltd. dated May 27, 2016 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

4.24*	Facility Agreement by and between the China Online Education (HK) Limited, 51Talk English International Limited and SPD Silicon Valley Bank Beijing Branch dated March 23, 2018.
4.25*	Debenture between 51Talk English Internationl Limited and SPD Silicon Valley Bank Beijing Branch dated March 23, 2018
4.26*	Debenture between China Online Education (HK) Limited and SPD Silicon Valley Bank Beijing Branch dated March 23, 2018
4.27*	Guarantee Agreement by and between China Online Education Group and SPD Silicon Valley Bank Beijing Branch dated March 23, 2018
4.28*	Guarantee Agreement by and between Dasheng Zhixing and SPD Silicon Valley Bank Beijing Branch dated March 23, 2018.
8.1*	Principal subsidiaries and Variable Interest Entity of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Travers Thorp Alberga
15.2*	Consent of Han Kun Law Offices
15.3*	Consent of Lee Yu Rigets Law
15.4*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

Exhibit Number	Description of Document
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: April 24, 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of China Online Education Group:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of China Online Education Group and its subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive loss, of changes in shareholders’ deficit and of cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People’s Republic of China
April 24, 2018

We have served as the Company’s auditor since 2015.

CHINA ONLINE EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS

As of December 31, 2016 and 2017

(In thousands, except for share and per share data)

		As of December 31,
	Notes	2016	2017	2017
		RMB	RMB	US$
				(Note 2(e))

ASSETS
Current assets:
Cash and cash equivalents		274,873	320,039	49,189
Time deposits	2(g)	372,150	202,659	31,148
Short-term investment	2(h)	—	100,722	15,481
Prepaid expenses and other current assets	6	65,766	84,941	13,055
Total current assets		712,789	708,361	108,873
Non-current assets:
Held-to-maturity security	7	6,943	6,751	1,038
Property and equipment, net	8	41,576	49,009	7,533
Intangible assets, net	9	4,629	9,686	1,489
Goodwill	5	4,223	4,223	649
Other non-current assets		5,367	5,526	849
Total non-current assets		62,738	75,195	11,558
Total assets		775,527	783,556	120,431

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Deferred revenues (including deferred revenue of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB653,413 and RMB1,176,565 as of December 31, 2016, and 2017 respectively, Note 1)		653,413	1,176,565	180,835
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Company of RMB82,308 and RMB101,760 as of December 31, 2016 and 2017, respectively, Note 1)	10	166,524	222,798	34,243
Taxes payable (including taxes payable of the consolidated VIEs without recourse to the Company of RMB14,268 and RMB14,874 as of December 31, 2016 and 2017, respectively, Note 1)		18,923	24,985	3,840
Total current liabilities		838,860	1,424,348	218,918

The accompanying notes are an integral part of these consolidated financial statements.

CHINA ONLINE EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS

As of December 31, 2016 and 2017

(In thousands, except for share and per share data)

		As of December 31,
	Notes	2016	2017	2017
		RMB	RMB	US$
				(Note 2(e))

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Non-current liabilities:
Deferred revenues (including deferred revenues of the consolidated VIEs without recourse to the Company of RMB33,706 and RMB25,230 as of December 31, 2016 and 2017, respectively, Note 1)		33,706	25,230	3,878
Deferred tax liabilities	11(d)	226	124	19
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to the Company of 251 and RMB235 as of December 31, 2016 and 2017, respectively, Note 1)		1,918	2,245	345
Total non-current liabilities		35,850	27,599	4,242
Total liabilities		874,710	1,451,947	223,160

Commitments and contingencies	17

Shareholders’ deficit:
Ordinary shares (US$0.0001 par value; 1,500,000,000 and 1,500,000,000 shares (including 1,000,000,000 Class A shares, 350,000,000 Class B shares and 150,000,000 shares to be designated by the Board of Directors) authorized as of December 31, 2016 and 2017, respectively; 300,833,124 and 302,714,259 shares (including 77,120,858 Class A shares and 225,593,401 Class B shares) issued and outstanding as of December 31, 2016 and 2017, respectively)	13	196	197	30
Additional paid-in capital		1,041,259	1,077,523	165,612
Accumulated other comprehensive income		32,338	7,676	1,181
Accumulated deficit		(1,172,976)	(1,753,787)	(269,552)
Total shareholders’ deficit		(99,183)	(668,391)	(102,729)
Total liabilities and shareholders’ deficit		775,527	783,556	120,431

The accompanying notes are an integral part of these consolidated financial statements.

CHINA ONLINE EDUCATION GROUP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the years ended December 31, 2015, 2016 and 2017

(In thousands, except for share and per share data)

		For the year ended December 31,
	Notes	2015	2016	2017	2017
		RMB	RMB	RMB	US$
					(Note 2(e))

Net revenues		154,675	418,281	847,993	130,334
Cost of revenues		(59,668)	(147,157)	(314,121)	(48,280)
Gross profit		95,007	271,124	533,872	82,054
Operating expenses(1):
Sales and marketing expenses		(297,337)	(464,890)	(657,065)	(100,989)
Product development expenses		(54,597)	(152,709)	(223,202)	(34,306)
General and administrative expenses		(64,903)	(165,657)	(224,395)	(34,489)
Total operating expenses		(416,837)	(783,256)	(1,104,662)	(169,784)
Loss from operations		(321,830)	(512,132)	(570,790)	(87,730)
Interest income and other expense, net		(353)	(1,030)	(5,679)	(873)
Loss before income tax expenses		(322,183)	(513,162)	(576,469)	(88,603)
Income tax expenses	11(c)	(4,903)	(1,616)	(4,342)	(667)
Net loss		(327,086)	(514,778)	(580,811)	(89,270)
Accretions to preferred shares redemption value	12	(75,665)	(91,631)	—	—
Deemed contribution from preferred shareholders	12	—	2,618	—	—
Net loss attributable to the Company’s ordinary shareholders		(402,751)	(603,791)	(580,811)	(89,270)
Net loss		(327,086)	(514,778)	(580,811)	(89,270)
Other comprehensive income:
Foreign currency translation adjustments		3,014	27,700	(24,662)	(3,790)
Total comprehensive loss		(324,072)	(487,078)	(605,473)	(93,060)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	15	72,267,532	199,039,819	301,610,060	301,610,060
Net loss per share attributable to ordinary shareholders—basic and diluted	15	(5.57)	(3.03)	(1.93)	(0.30)
Net loss per ADS(2) attributable to ordinary shareholders—basic and diluted		(83.55)	(45.50)	(28.95)	(4.50)

(1)                                 Share-based compensation expenses were allocated to operating expenses as follows:

Sales and marketing expenses	—	(5,082)	(4,612)	(709)
Product development expenses	—	(16,202)	(9,039)	(1,389)
General and administrative expenses	—	(26,958)	(21,418)	(3,292)

(2)                                 Each American depositary share (“ADS”) represents fifteen ordinary shares

The accompanying notes are an integral part of these consolidated financial statements.

CHINA ONLINE EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN  SHAREHOLDERS’ DEFICIT

For the years ended December 31, 2015, 2016 and 2017

(In thousands, except for share and per share data)

					Accumulated Other
		Ordinary Shares		Additional Paid-in	Comprehensive (Loss) /		Total Shareholders’
	Notes	Shares	Amount	Capital	Income	Accumulated Deficit	Deficit
			RMB	RMB	RMB	RMB	RMB
Balances as of December 31,2014		72,267,532	45	—	1,624	(168,138)	(166,469)
Contribution from a shareholder	12,13	—	—	927	—	—	927
Accretions to preferred shares redemption value	12	—	—	(927)	—	(74,738)	(75,665)
Net loss		—	—	—	—	(327,086)	(327,086)
Foreign currency translation adjustment		—	—	—	3,014	—	3,014
Balance as of December 31, 2015		72,267,532	45	—	4,638	(569,962)	(565,279)

Issuance of ordinary shares upon Initial Public Offering (“IPO”), Concurrent Private Placement (“CPP”) and exercise of over-allotment options, net of expenses	18	57,189,473	38	424,186	—	—	424,224
Accretions to preferred shares redemption value	12	—	—	(777)	—	(90,854)	(91,631)
Conversion of series A preferred shares to ordinary shares		30,000,000	20	44,593	—	—	44,613
Conversion of series B preferred shares to ordinary shares		48,233,710	32	112,628	—	—	112,660
Conversion of series C preferred shares to ordinary shares		71,200,613	47	271,038	—	—	271,085
Conversion of series D preferred shares to ordinary shares		21,494,316	14	139,603	—	—	139,617
Deemed contribution from preferred shareholders	12	—	—	—	—	2,618	2,618
Exercise of stock options		447,480	—	110	—	—	110
Share-based compensation		—	—	48,242	—	—	48,242
Contribution from a shareholder		—	—	1,636	—	—	1,636
Net loss		—	—	—	—	(514,778)	(514,778)
Foreign currency translation adjustment		—	—	—	27,700	—	27,700
Balance as of December 31, 2016		300,833,124	196	1,041,259	32,338	(1,172,976)	(99,183)

Exercise of stock options		1,583,655	1	811	—	—	812
Settlement of RSU		297,480	—	—	—	—	—
Share-based compensation		—	—	35,069	—	—	35,069
Contribution from a shareholder		—	—	384	—	—	384
Net loss		—	—	—	—	(580,811)	(580,811)
Foreign currency translation adjustment		—	—	—	(24,662)	—	(24,662)
Balance as of December 31, 2017		302,714,259	197	1,077,523	7,676	(1,753,787)	(668,391)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA ONLINE EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2015, 2016 and 2017

(In thousands, except for share and per share data)

	For the year ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
				(Note 2(e))
Cash flows from operating activities:
Net loss	(327,086)	(514,778)	(580,811)	(89,269)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expenses	—	48,242	35,069	5,390
Depreciation and amortization	7,431	16,579	29,007	4,458
Contribution from a shareholder	927	1,636	384	59
Deferred taxes benefits	—	(310)	(327)	(50)
Changes in assets and liabilities:
Prepaid expenses and other current assets	(34,295)	(21,449)	(16,493)	(2,535)
Other non-current assets	(1,485)	(1,684)	800	123
Deferred revenues	188,090	414,943	514,423	79,065
Accrued expenses and other liabilities	54,326	86,937	66,960	10,292
Taxes payable	8,072	(1,391)	6,062	932
Net cash (used in)/provided by operating activities	(104,020)	28,725	55,074	8,465
Cash flows from investing activities:
Placement of time deposits	(192,078)	(893,864)	(226,721)	(34,846)
Placement of short-term investment	—	—	(100,000)	(15,370)
Withdrawal of time deposits	25,000	688,792	381,833	58,687
Purchases of property and equipment	(25,308)	(37,094)	(35,392)	(5,440)
Purchase of intangible assets	(498)	(3,063)	(8,935)	(1,373)
Purchase of held-to-maturity security	—	(6,884)	—	—
Net cash (used in)/provided by investing activities	(192,884)	(252,113)	10,785	1,658
Cash flows from financing activities:
Proceeds from issuance of Series D Preferred Shares (net of issuance cost of RMB1,997)	125,574	—	—	—
Proceeds from IPO, CPP and exercise of over-allotment options, net of expenses	—	424,459
Proceeds from exercise of stock options	—	35	260	40
Net cash provided by financing activities	125,574	424,494	260	40
Effect of exchange rate changes on cash and cash equivalents	8,429	26,894	(20,953)	(3,221)
Net (decrease)/increase in cash and cash equivalents	(162,901)	228,000	45,166	6,942
Cash and cash equivalents at beginning of the year	209,774	46,873	274,873	42,247
Cash and cash equivalents at end of the year	46,873	274,873	320,039	49,189
Supplemental disclosure of cash flow information
Cash paid for income taxes	1,473	433	—	—
Non-cash supplemental financing activities
Accretion to preferred shares redemption value (Note 12)	75,665	91,631	—	—
Contribution from a shareholder (Note 18)	927	1,636	384	59
Identifiable assets acquired and liabilities assumed through non-cash business combination (Note 4)	4,223	—	—	—
Deemed contribution from preferred shares (Note 12)	—	2,618	—	—

The accompanying notes are an integral part of these consolidated financial statements.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

1.         Operations and Reorganization

China Online Education Group (the “Company” or “COE”), through its consolidated subsidiaries and variable interest entities (“VIEs”) (collectively referred to as the “Group”) is primarily engaged in providing online English language education services to students in the People’s Republic of China (the “PRC” or “China”).

As of December 31, 2017, the Company’s major subsidiaries and VIEs are as follows:

Company	Place of Incorporation/ Establishment	Date of Incorporation/ Establishment	Percentage of Direct or Indirect Economic Ownership
Subsidiaries
China Online Education (HK) Limited	Hong Kong	April 1, 2013	100%
51Talk English International Limited	Hong Kong	October 7, 2014	100%
China Online Innovations Inc.*	Philippines	October 9, 2014	99.99986%
On Demand English Innovations Inc.*	Philippines	January 14, 2016	99.996%
Beijing Dasheng Online Technology Co., Ltd.	PRC	June 4, 2013	100%
VIEs
Beijing Dasheng Zhixing Technology Co., Ltd	PRC	July 8, 2011	100%
51Talk English Philippines Corporation	Philippines	August 3, 2012	100%
Shanghai Zhishi Education Training Co., Ltd	PRC	December 30, 2016	100%
Wuhan Houdezaiwu Online Technology Co., Ltd	PRC	January 12, 2017	100%
Tianjin Dasheng Zhixing Technology Co., Ltd	PRC	October 13, 2017 `	100%

*The Company directly holds the 99.99986% and 99.996% shares of China Online Innovations Inc. and On Demand English Innovations Inc. respectively. There is no substance of non-controlling interest for China Online Innovations Inc. and On Demand English Innovations Inc. as of December 31, 2016 and 2017. The non-controlling shareholders are nominee shareholders mainly consisting of local residents to comply with local regulations of the Philippines.

a            History of the Group and Basis of Presentation for the Reorganization

The Group began operations in July 2011 through Beijing Dasheng Zhixing Technology Co., Ltd.(“Dasheng Zhixing”). The beneficial interest of Dasheng Zhixing was held by Mr. Jiajia Huang and Ms. Ting Shu (the “Founding Shareholders”) and an angel investor in 2011.

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

Given the cost advantage and high English proficiency of teachers in the Philippines, the Group retains teachers in the Philippines. To do this, in August 2012, the Founding Shareholders established, a company in the Philippines, 51Talk English Philippines Corporation (the “Philippines Co I”), using funds provided by Dasheng Zhixing. On September 3, 2012, Dasheng Zhixing entered into a service agreement with Philippines Co I, to formalize the business arrangements. Under the agreement, Philippines Co I provides teaching service for the Group in accordance with the Group’s instructions. In return, Dasheng Zhixing pays for all the expenses incurred for the services provided by Philippines Co I. Philippines Co I is considered to have total equity investment at risk not sufficient to permit itself to finance its activities without additional subordinated financial support provided by another party. As a result of the above, Dasheng Zhixing is considered to be the primary beneficiary of Philippines Co I as it has the power to direct the activities of Philippines Co I that most significantly impact Philippines Co I’s economic performance and has obligation to absorb losses of Philippines Co I. As such, Dasheng Zhixing consolidates Philippines Co I.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

1            Operations and Reorganization (Continued)

Dasheng Zhixing was the predecessor of the Group and operated substantially all of the businesses of the Group prior to November 2012. In order to facilitate international financing, the Group underwent a reorganization (the “Reorganization”) from November 2012 until October 2014.

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

In April 2013, China Online Education (HK) Limited (the “COE HK Co I”) was incorporated in Hong Kong as a wholly owned subsidiary of the Company. Beijing Dasheng Online Technology Co. Ltd., (“Dasheng Online”), was set up in June 2013 as a wholly owned subsidiary of COE HK Co I in the PRC.

Due to PRC legal restrictions on foreign ownership and investment in the companies in value-added telecommunications market, the Group continues operate its online education platform through Dasheng Zhixing. Dasheng Zhixing holds the Internet Content Provider license (“ICP”) and domain names of www.51talk.com and www.51talk.cn that are necessary to conduct online English education services in China. To comply with PRC laws and regulations, the Group provides substantially all of its services in China via Dasheng Zhixing.

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

To further optimize the organizational structure of the Group, in October 2014, 51 Talk English International Limited (the “COE HK Co II”) was incorporated with limited liability in Hong Kong as a wholly owned subsidiary of COE HK Co I. China Online Innovations Inc. (the “Philippines Co II”) was incorporated by the Company with limited liability in the Philippines to eventually replace Philippines Co I. The Company owns 99.99986% of the equity interest of Philippines Co II. In order to comply with local laws, there are seven individual shareholders holding an aggregate of 0.00014% of the equity interest of Philippines Co II. A series of contractual arrangements was entered into among the Company, Philippines Co II and the seven individual shareholders. Under these contractual arrangements, the Company has an exclusive option to purchase all of the equity interests in Philippines Co II held by the seven individuals and to exercise their rights as shareholders of Philippines Co II. Since then, Philippine home-based teachers delivering paid lessons on the Company’s platform no longer entered into service agreements with Philippines Co I, but rather entered into service agreements with COE HK Co II. Furthermore, the bulk of the business operations in Philippines Co I was transferred to Philippines Co II, and the Group began to enter into employment agreements with office-based teachers and other full-time employees in the Philippines through Philippines Co II.

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

In January 2017, Wuhan Houdezaiwu Online Technology Co., Ltd. (Houdezaiwu Online), was incorporated as a wholly-owned subsidiary of Dasheng Zhixing to conduct our business operations in Wuhan. In October 2017, Tianjin Dasheng Zhixing Technology Co., Ltd.(Tianjin Zhixing) was incorporated as a wholly-owned subsidiary of Dasheng Zhixing to conduct our business operations in Tianjin.

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

Contractual Agreements with Philippines Co I

Exclusive Business Cooperation Agreements. Under the Exclusive Business Cooperation Agreement between COE HK Co I and Philippines Co I, COE HK Co I has the exclusive right to provide technical support, consulting services and other services to Philippines Co I, respectively, in relation to Philippines Co I’s principal business. And Philippines Co I agrees to accept all the consultation and services provided by COE HK Co I. Without COE HK Co I’s prior written consent, Philippines Co I is prohibited from engaging any third party to provide any of the services under this agreements. In addition, COE HK Co I exclusively owns all intellectual property rights arising out of or created during the performance of the agreements. Due to its control over Philippines Co I, COE HK Co I has the sole right to determine the service fees to be paid by Philippines Co I, after taking into account factors including the complexity and difficulty of the services provided, the time consumed, the seniority of COE HK Co I employees providing services to Philippines Co I, contents and value of services provided, the market price of comparable services and the operating conditions of Philippines Co I. This agreement will remain effective unless COE HK Co I terminates the agreement in writing or a competent governmental authority rejects the renewal applications by either Philippines Co I or COE HK Co I to renew its respective business license upon expiration. Philippines Co I is not permitted to terminate this agreement in any event unless required by applicable laws.

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

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIEs taken as a whole, which were included in the Group’s consolidated balance sheets and statements of comprehensive loss:

Dasheng Zhixing, Zhishi Training, Houdezaiwu online and Tianjin Zhixing:

	As of December 31,
	2016	2017
	RMB	RMB
Cash and cash equivalents	128,543	176,337
Time deposits	25,000	30,000
Short-term investments	—	100,722
Prepaid expenses and other current assets	33,353	43,912
Amounts due from inter-company entities*	172,902	329,357
Property and equipment, net	15,320	17,894
Other assets	10,552	10,057
Total assets	385,670	708,279
Deferred revenue—current	653,413	1,176,565
Deferred revenue—non-current	33,706	25,230
Accrued expenses and other current liabilities	80,572	100,742
Taxes payable	2,409	3,689
Amounts due to inter-company entities*	200,528	221,956
Total liabilities	970,628	1,528,182

* All inter-company balances have been eliminated upon consolidation.

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Net revenues	154,675	418,281	848,090
Net loss	(198,527)	(293,443)	(260,433)

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

1            Operations and Reorganization (Continued)

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Net cash provided by operating activities	21,567	167,663	167,326
Net cash used in investing activities	(10,230)	(40,851)	(119,532)
Net cash provided by financing activities	927	—	—
Net increase in cash and cash equivalents	12,264	126,812	47,794

Philippines Co I:

	As of December 31,
	2016	2017
	RMB	RMB
Cash and cash equivalents	1,924	424
Prepaid expenses and other current assets	1,277	787
Amounts due from inter-company entities*	1,651	2,398
Total assets	4,852	3,609
Accrued expenses and other current liabilities	1,736	1,018
Taxes payable	11,859	11,185
Other non-current liabilities	251	235
Total liabilities	13,846	12,438

* All inter-company balances have been eliminated upon consolidation.

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Net revenues**	26,973	5,507	—
Net loss	(3,260)	(2,024)	(1,034)

** All net revenues of Philippines Co I are service fees from Dasheng Zhixing, which have been eliminated upon consolidation.

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Net cash provided by/(used in) operating activities	1,186	(250)	(1,426)
Net cash (used in)/provided by investing activities	(92)	700	—
Effect of exchange rate changes on cash and cash equivalents	114	21	(74)
Net increase/(decrease) in cash and cash equivalents	1,208	471	(1,500)

Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs through Dasheng Online and COE HK Co I, and can have assets transferred freely out of the VIEs without restrictions. Therefore, the Company considers that there is no asset of the VIEs that can only be used to settle obligations of the respective VIEs, except for registered capital of Dasheng Zhixing amounting to RMB1,143 and RMB1,143 as of December 31, 2016 and 2017, respectively. Since the VIEs are incorporated as limited liability companies under the PRC and Philippine Company Law, creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs.

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

On January 19, 2015, the Ministry of Commerce (“MOFCOM”), released for public comment a proposed PRC law, the Draft FIE Law, that appears to include VIEs within the scope of entities that could be considered to be foreign invested enterprises, or FIEs, that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control.” If the Draft FIE Law is passed by the People’s Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to include the Group’s VIE arrangements, and as a result the Group’s PRC-organized VIEs could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of foreign invested enterprises entities where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law is silent as to what type of enforcement action might be taken against existing VIE, that operates in restricted or prohibited industries and is not controlled by entities organized under PRC law or individuals who are PRC citizens. If the restrictions and prohibitions on foreign invested enterprises included in the Draft FIE Law are enacted and enforced in their current form, the Group’s ability to use the Group’s VIE arrangements and the Group’s ability to conduct business through the Group’s PRC VIE could be severely limited.

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

As of December 31, 2016 and 2017, the aggregate accumulated deficit of the Group’s VIEs was approximately RMB616,993 and RMB856,141 respectively, which have been included in the Company’s accompanying consolidated financial statements.

d            Liquidity

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Group incurred net losses of RMB514,778 and RMB580,811 in the years ended December 31, 2016 and 2017, respectively. Accumulated deficit was RMB1,172,976 and RMB1,753,787 as of December 31, 2016 and 2017, respectively. The net current liabilities were RMB126,071 and RMB715,987 as of December 31, 2016 and 2017. The Group assesses its liquidity by its ability to generate cash from operating activities to fund its operations, attract investors and borrow funds on favorable economic terms.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. The Group successfully completed the initial public offering in June 2016 in which the Group issued and sold 2,400,000 ADSs, representing 36,000,000 Class A ordinary shares. Concurrently with the initial public offering, the Company also issued 11,842,105 and 3,947,368 Class A ordinary shares to DCM and Sequoia, respectively, through private placements. In addition, underwritters exercised the over-allotment option and purchased an additional of 360,000 ADSs, representing 5,400,000 Class A ordinary shares. Net proceeds from the initial public offering, concurrent private placement and exercise of over-allotment option was RMB424,459. As of December 31, 2017, the Group’s balance of cash and cash equivalent, time deposit and short-term investment was RMB623,420. Besides, on March 23, 2018, the Company’s two subsidiaries in Hong Kong and SPD Silicon Valley Bank Beijing Branch have signed a loan facility agreement with total principal amount of USD13 million, which will be due on March 22, 2020, with annual interest rate of 3-month LIBOR+4.36%. The management is of the opinion that the Group has sufficient funds for sustainable operation, there’s no substantial doubt about the Group’s ability to continue as going concern within one year after the consolidated financial statements are issued. Moreover, the Group can adjust the pace of its operation expansion and control the operating expenses of the Group. Based on the above considerations, the Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

2            Significant Accounting Policies

a            Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

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

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

2    Significant Accounting Policies (Continued)

c             Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to, the determination of the fair value of identifiable assets and liabilities acquired through business combinations, assessment for the impairment of long-lived assets, the valuation allowance of deferred tax assets, estimate of standalone selling prices of each unit of accounting in multiple elements arrangements, determination of the fair value of ordinary shares and preferred shares, and the valuation and recognition of share-based compensation.

d            Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its overseas subsidiaries incorporated in the Cayman Islands and Hong Kong is United States dollars (“US$”), and the functional currency of the Philippines entities is Peso (“PHP”). The functional currency of the PRC entities in the Group is RMB.

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

e             Convenience Translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss and statements of cash flows from RMB into US$ as of and for the year ended December 31, 2017 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.5063, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Board on December 29, 2017. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2017, or at any other rate.

f               Fair value measurements

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

The Company’s financial instruments include cash and cash equivalents, time deposits, short-term investment, held-to-maturity security, other current assets and accrued expenses and tax payable. Their carrying amounts approximate their fair value due to their relatively short maturity.

g            Time deposits

Time deposits represent demand deposits placed with banks with original maturities of more than three months but less than one year. Interest earned is recorded as interest income in the consolidated statements of comprehensive loss during the periods. Time deposits are valued based on the prevailing interest rates in the market.

h   Short-term investment

Short term investment represents interest-bearing and principal-protected deposits with maturities within one year. These instruments are issued by a commercial bank in the PRC with a variable interest rate indexed to the gold price published by the London Bullion Market Association.

i               Cash and cash equivalents

The Group considers all highly liquid investments, which are unrestricted as to withdrawal or use, with original maturities of three months or less as cash equivalents. As of December 31, 2016 and 2017, the Group had certain amounts of cash held in accounts managed by Alipay, 99bill and WeChat Pay in connection with the collection of tuition fees online for a total amount of RMB10,035 and RMB25,234, respectively, which have been classified as cash and cash equivalents on the consolidated balance sheets.

 j     Held-to-maturity security

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

k            Long-lived assets

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

Intangible assets

Intangible assets mainly comprise of software, copyright and trademarks. Intangible assets are recorded at cost less accumulated amortization with no residual value. Amortization is computed using the straight-line method over the estimated useful lives of the intangible assets, generally ten years for trademarks and major accounting and ERP software, three years for other software, and three to ten years for copyrights.

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

The Group as a whole, including acquired 91waijiao.com, is determined to be one reporting unit for goodwill impairment testing. The Company directly applied the quantitative assessment and performed the goodwill impairment test by quantitatively comparing the fair values of the reporting unit to its carrying amounts, and no impairment loss has been identified for the year ended December 31, 2017.

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

l               Revenue recognition

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

Prepaid credit packages

Prepaid credit packages typically ranging from 20 lesson credits to 720 lesson credits with validity period from 3 months to 60 months. The package subscription fees are paid in advance. The students can book lessons within the validity period. Revenue is recognized when the lesson credit is consumed. Actual usage is tracked by the Company on an individual basis. Upon the expiration of the prepaid credit packages, the Company will recognize any remaining untaken lessons as revenue. For the years ended December 31, 2015, 2016 and 2017, expiration rate of the prepaid credit packages were approximately 15%, 17% and 15%, respectively. Expiration rate represents total number of lessons expired and untaken during the year, divided by total number of lessons taken during the year.

Prepaid membership packages

Prepaid membership packages range from 3 months to 36 months. Students can book one lesson per day within their membership period. The package subscription fees are paid in advance. Revenue is recognized on a straight-line basis over the membership period.

Multiple course packages

Each multiple course package includes a certain number of credits for one-on-one lesson and group lesson or for group lessons from foreigner teachers and Chinese teachers. Each credit of lesson is a separate unit of accounting, as they have value to the students on a standalone basis and there are no customer-negotiated refunds or return rights for the delivered items. Package consideration is allocated to each unit of accounting at the inception of the arrangement based on the relative selling price of each unit of accounting according to the selling price hierarchy established by ASU No.2009-13, “Revenue Recognition—Multiple-Deliverable Revenue Arrangements” and recognized over when the lesson credit is consumed. We use (a) vendor-specific objective evidence of selling price, if it exists, otherwise, (b) third-party evidence of selling price. If neither (a) nor (b) exists, we will use (c) the management’s best estimate of the selling price for that deliverable. For all the periods presented, selling price is generally determined by the management’s best estimate of the selling price for the lesson credits because the lessons contained in such packages have never been sold by the Company on a standalone basis, and they are different from other lessons offer by the Company or other companies.

The Company offers free-trial lessons to students upon registration. Students are not obligated to subscribe any course packages with the Company to obtain the free-trial lessons. The Company records the cost incurred in providing the free-trial lessons as sales and marketing expenses when the lesson is booked and taken by the students.

m         Cost of revenues

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

n            Product development expenses

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

o            Sales and marketing expenses

Sales and marketing expenses consist primarily of marketing and promotional expenses, salaries and benefits expenses related to the Group’s sales and marketing personnel and office rental, depreciation and other expenses related to the Group’s sales and marketing team. Advertising expenses consist primarily of costs for the promotion of corporate image and product marketing. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expense. For the years ended December 31, 2015, 2016 and 2017, the advertising expenses were RMB136,507, RMB163,345 and RMB209,241, respectively.

p            Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. The Group leases office space under operating lease agreements with initial lease term up to three years. Rental expense is recognized from the date of initial possession of the leased property on a straight-line basis over the term of the lease. Certain lease agreements contain rent holidays, which are recognized on a straight-line basis over the lease term. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease terms. Rental expenses incurred were RMB15,364, RMB24,851 and RMB31,786 for the years ended December 31, 2015, 2016 and 2017, respectively.

The Group has no capital leases for any of the periods presented.

q            Share-based compensation

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

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

2   Significant Accounting Policies (Continued)

q            Share-based compensation (continued)

Before the completion of the IPO, stock options granted to employees vested upon satisfaction of a service condition, which was generally satisfied over three or four years. Additionally, employees could only exercise vested options upon the occurrence of an IPO. Options for which the service condition had been satisfied were forfeited should employment have terminated prior to the occurrence of the IPO, which substantially creates a performance condition. Because the IPO performance condition had not occurred and was outside the Company’s control, the satisfaction of the IPO performance condition would become probable upon occurrence. For options granted, and for which the service condition had been satisfied as of the date of the IPO, cumulative stock-based compensation expense for these options was recorded using the graded-vesting method upon the completion of the IPO. For the options and restricted share units granted after the completion of the IPO, the stock option and restricted share units can be exercised once the employee satisfies the service condition.  Accordingly, the share-based compensation expense is recorded on a straight-line basis over the requisite service period. The corresponding impact is reflected in additional paid-in capital.  The forfeiture rate is the estimated annual rate at which unvested awards will be forfeited during the next year, which differs significantly by employee group. For directors and executive officers, the forfeiture rate is estimated to be zero because the possibility of their termination is remote. For employees, the forfeitures of stock options are estimated by historical actual forfeitures due to grantees’ termination prior to vesting, and the forfeiture rate will be adjusted over the requisite service period to the extent that actual forfeiture rate differs, or is expected to differ from such estimates. Changes in the estimated forfeiture rate will be recognized through a cumulative catch-up adjustment in the period of change.

r              Employee benefits

PRC Contribution Plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiary and consolidated VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefit expenses, which were expensed as incurred, were approximately RMB49,925, RMB54,972 and RMB62,628 for the years ended December 31, 2015, 2016 and 2017, respectively.

Philippine Employee Benefit Plan

The Company’s subsidiary and VIE in the Philippines participate in government mandated, multiemployer, defined contribution plans, including Social Security System (“SSS Benefits”), Home Development Mutual Fund (“Pag-IBIG Fund”) and Philippine Health Insurance Corporation (“PhilHealth”). Pursuance to these plans certain retirement, medical and housing benefits are provided to full-time employees. Obligations for contributions to these defined contribution plans are recognized as expenses in the consolidated statements of comprehensive loss as incurred. The total amounts for such employee benefits were RMB1,335, RMB2,836 and RMB3,351 for the years ended December 31, 2015, 2016 and 2017, respectively.

In addition, the Company’s subsidiaries and VIE in the Philippines also participate in a defined benefits plan, which was unfunded as of December 31, 2017. The liability recognized in the consolidated balance sheets in respect of defined benefit plan is the present value of the defined benefit obligation at the end of the reporting period. Changes in the present value of the defined benefit obligation is included in operating expenses in the consolidated statements of comprehensive loss. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The total liability for such employee benefits were RMB1,918 and RMB2,245 as of December 31, 2016 and 2017, respectively.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

2   Significant Accounting Policies (Continued)

s              Taxation

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

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statement of comprehensive loss. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2015, 2016 and 2017.

t               Related parties

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

u            Loss per share

Loss per share is computed in accordance with ASC 260, Earnings per Share. The two-class method is used for computing earnings per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company’s preferred shares are participating securities because they are entitled to receive dividends or distributions on an as converted basis. For the periods presented before the IPO occurrence, the computation of basic loss per share using the two-class method is not applicable as the Group is in a net loss position and net loss is not allocated to other participating securities because in accordance with their contractual terms they are not obligated to share in the losses. For the periods presented after the IPO occurrence, all of the preferred shares automatically are converted into ordinary shares which are used in the computation of loss per share.

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

v             Comprehensive income /(loss)

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

w          Segment reporting

Based on the criteria established by ASC 280 “Segment Reporting”, the Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group has internal reporting of revenue, cost and expenses by nature as a whole. Hence, the Group has only one operating segment.

The Group operates in two principal geographical areas—China and the Philippines. For all periods presented, all revenues from external customers are attributed to China based on customer location.

The following table summarizes property and equipment of the Group by geographical location:

	Property and equipment As of December 31,
	2016	2017
	RMB	RMB
China	27,228	36,045
Philippines	14,348	12,964

x            Statutory reserves

In accordance with China’s Company Laws, the Company’s consolidated VIEs in PRC must make appropriations from their after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”)) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

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

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

2   Significant Accounting Policies (Continued)

y             Recently issued accounting pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” This guidance supersedes current guidance on revenue recognition in Topic 605, “Revenue Recognition.” In addition, there are disclosure requirements related to the nature, amount, timing, and uncertainty of revenue recognition. For publicly-traded business entities, Topic 606 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The Group has adopted the new standard effective January 1, 2018, using the modified retrospective method. The Group has completed the assessment of related adoption impact, including but not limited to accounting for incentives to customers, contract modification, contract cost and forfeitures of prepaid credits. The Group is required to estimate the breakage, or the forfeiture of prepaid credits, and recognize the expected breakage amount as revenue in proportion to the pattern of credits consumed by the customers. However, by considering the constraint to estimates of variable consideration, the expected breakage is estimated to be 0% as of December 31, 2017 based on historical breakage data. The Company will continue to update the estimate of expected breakage at each reporting date. Also, certain sales commissions to our sales staff and our sales agents are considered incremental cost of obtaining contracts, and therefore will be recognized as an asset given that the Group expects to recover those costs. RMB76.0 million of contract cost is recognized on January 1, 2018 upon our adoption of the new standard. In addition, the Group expects to provide more extensive disclosures relating to the Group’s revenue, including but not limited to disaggregation of revenues, reconciliation of contract balances, and description of performance obligations, contract cost, and significant judgements around revenue recognition.

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

In May 2017, the FASB issued Accounting Standards Update (“ASU”) 2017-09, “Compensation—Stock Compensation.” The update specified guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. The guidance should be applied prospectively to an award modified on or beginning after December 15, 2017. Early adoption is permitted. The Group does not expect this standard to have a material impact on its consolidated financial statements.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

3  Risks and Concentration

a            Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents and time deposits. The Company limits its exposure to credit loss by depositing its cash and cash equivalents, time deposits and short-term investment with financial institutions in the PRC, Hong Kong, Philippines and the United States, which are among the largest and most reputable with high ratings from internationally-recognized rating agencies, that management believes are of high credit quality. The Company periodically reviews these institutions’ reputations, track records and reported reserves.

As of December 31, 2016 and 2017, the Group had RMB23,912 and RMB59,663 in cash and cash equivalents with a large bank in Hong Kong, respectively. Hong Kong has an official Deposit Protection Scheme (DPS), similar to the Federal Deposit Insurance Corporation (FDIC) in the United States. Deposits in the licensed banks are protected by DPS, up to a limit of HKD500 thousand. In addition, the Group believes that the risk of failure of the Hong Kong bank is remote.

As of December 31, 2016 and 2017, the Group had RMB233,495 and RMB178,116 in cash and cash equivalents, RMB372,150 and RMB202,659 time deposits and nil and RMB100,722 short-term investments with large domestic banks in China, respectively. In May 2015, a new Deposit Insurance System (DIS) managed by the People’s Bank of China (“PBOC”) was implemented by the Chinese government. Deposits in the licensed banks are protected by DIS, up to a limit of RMB500 thousand. In addition, the Group believes that the risk of failure of the banks in China is remote.

b            Major customers and supplying channels

There were no customers whose revenues individually represent greater than 10% of the total revenues of the Group for the years ended December 31, 2015, 2016 and 2017.

Also there were no distribution channels that individually represent greater than 10% of the total revenues of the Group for the years ended December 31, 2015, 2016 and 2017.

c             Concentration of foreign currency risks

For the years ended December 31, 2016 and 2017, the majority of the Group’s revenues derived were in RMB. As of December 31, 2016 and 2017, the Group’s cash and cash equivalents, time deposits and short-term investments balance denominated in RMB was RMB210,163 and RMB357,052, accounting for 32.5% and 57.3% of the Group’s total cash and cash equivalents, time deposits and short-term investments balance. As of December 31, 2016 and 2017, the Group’s liabilities balance denominated in RMB was RMB837,417 and RMB1,397,784, accounting for 95.7% and 96.3% of its total liabilities balance, respectively.

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

91waijiao.com

On January 9, 2015, Dasheng Zhixing entered into an agreement with Oneworld Education Limited and its affiliates in PRC as well as the founder Ms. Rose Gong (together as the “Transferor”), pursuant to which, the Company acquired from the transferor 100% business operation of one high-end online one-on-one English tutoring platform, 91waijiao.com and all associated assets and liability with zero cash consideration. The Company will undertake all contractual obligations, including unfinished course service agreements and employment contracts as of December 31, 2014. The main purpose of the transaction is to further expand the service offerings to the Group’s customers and achieve synergies between 51talk.com and 91waijiao.com. The transaction was completed on January 9, 2015.

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

Goodwill arising from this transaction primarily represents the expected synergies from combining the operations of the Group with 91waijiao.com, which are complementary in a way to each other, and any other intangible benefits that would accrue to the Group that do not qualify for separate recognition. The excess of purchase price over net liabilities acquired were recorded as goodwill. The goodwill is not expected to be deductible for tax purposes. No measurement period adjustment has been recorded. Total identifiable intangible assets acquired upon acquisition mainly included brand name and domain name of RMB1,050 and software of RMB880, with estimated average weighted useful life of nine and three years respectively.

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

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

5                                         Goodwill

The changes in the carrying value of goodwill is as follows:

Balance
RMB
As of December 31, 2016	4,223
Impairment losses	—
As of December 31, 2017	4,223

6            Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2016	2017
	RMB	RMB
Prepaid advertising expenses	15,279	24,313
Prepaid taxes	11,873	21,759
Other receivable of cash in transit due to student payments	7,844	874
Prepaid rental and other deposits	6,802	11,644
Prepaid student acquisition fees	4,544	3,607
Prepaid professional service fees	4,262	4,199
Prepaid fees to third-party payment channels	3,646	5,066
Advances to employees	3,353	2,314
Interest receivables	2,143	1,204
Prepaid Directors & Officers insurance	1,110	956
Prepayment for purchase of fixed assets	—	2,469
Others	4,910	6,536
Total	65,766	84,941

7            Held-to-maturity security

In November 2016, the Company invested RMB6,884 (US$1,000) to purchase 6% equity of American International Schools, LLC (“AIS”), a limited liability company formed to launch and manage a public international school in Utah in partnership with private schools.  According to the investment agreement, AIS will repay the Company the principal amount plus 10% interest over the life of the agreement, a total of US$1,100, prior to December 31, 2019. This mandatorily redeemable investment is considered a debt security, and is classified as held-to-maturity as the Company has the positive intent and ability to hold the security to maturity. There has been no impairment recognized during 2017. As of December 31, 2017, the Company’s held-to-maturity security is carried at amortized cost of RMB6,751, the amount of unrealized holding gain of 2017 was immaterial.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

8   Property and equipment, net

Property and equipment consist of the following:

	As of December 31,
	2016	2017
	RMB	RMB
Computers and equipment	33,759	55,502
Leasehold improvement	25,913	35,807
Furniture and fixtures	5,708	7,636
Total	65,380	98,945
Less: Accumulated depreciation	(23,804)	(49,936)
Property and equipment, net	41,576	49,009

For the years ended December 31, 2015, 2016 and 2017, depreciation expenses amounted to RMB6,810, RMB15,537 and RMB26,132, respectively.

9            Intangible assets, net

The following table summarizes the Group’s intangible assets, net:

	As of December 31,
	2016	2017
	RMB	RMB
Trademark	2,257	2,366
Computer software	3,703	10,323
Copyright for teaching materials	583	1,786
Total	6,543	14,475
Less: Accumulated amortization	(1,914)	(4,789)
Intangible assets, net	4,629	9,686

For the years ended December 31, 2015, 2016 and 2017, amortization expenses amounted to RMB621, RMB1,042 and RMB2,875 respectively.

As of December 31, 2017, amortization expense of intangible assets for future years is expected to be as follows:

Amortization Expense
RMB
2018	2,041
2019	1,206
2020	1,059
2021	1,030
2022 and thereafter	4,350
9,686

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

10     Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2016	2017
	RMB	RMB
Salaries and welfare payable	128,325	146,070
Accrued advertising and other expenses	20,481	51,517
Accrued professional service fees	6,703	7,342
Security deposits	2,493	3,376
Advance from agents	2,293	2,276
Accrued rental and property management fees	1,556	1,564
Accrued staff reimbursements	4,396	8,758
Others	277	1,895
Total	166,524	222,798

11     Taxation

a            Transition from PRC Business Tax to PRC Value Added Tax

A Pilot Program for transition from Business Tax to value-added tax (“VAT”) for revenues from certain industries was launched in Shanghai on January 1, 2012. On August 1, 2013, all regions in China have launched the pilot program. On May 1, 2016, the transition from the imposition of Business Tax to the imposition of VAT was expanded to all industries in China.

b            Business Tax and Value-added tax (“VAT”)

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

Cayman Islands (“Cayman”)

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

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

11     Taxation (Continued)

Philippines

Entities incorporated in the Philippines are subject to enterprise income tax in the Philippines at a rate of 30%. As of December 31, 2016 and 2017, the Company’s subsidiaries and VIE in the Philippines were in the position of accumulated profit. The deferred tax assets for the Philippine subsidiaries and VIE as at December 31, 2016 and 2017 are mainly from accrued expenses and other current liabilities, for which no valuation allowance has been provided, as management believes it is more likely than not that these assets will be realized in the future. Payments of dividends by Philippines Co I, Philippines Co II and Philippines Co III are subject to withholding tax in the Philippines at the rate of 30%. As of December 31, 2015 2016 and 2017, the Company did not record any withholding tax on the retained earnings of its subsidiaries and consolidated VIE in the Philippines, as the impact was immaterial as of December 31, 2015, 2016 and 2017.

Philippines Co II is registered with the Philippine Economic Zone Authority (“PEZA”). The registration with PEZA provides Philippines Co II a four-year income tax holiday from year 2015 to 2018. The income tax holiday can be extended at PEZA’s discretion for another three years provided specific criteria are met for each additional year and prior PEZA’s approval is obtained.

PRC

Effective January 1, 2008, the Enterprise Income Tax Law (the “EIT Law”) in China unifies the enterprise income tax rate for the entities incorporated in China at 25% and grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”) and Software Enterprises. Under these preferential tax treatments, HNTEs are entitled to an income tax rate of 15%. In December 2016, Dasheng Online obtained the HNTEs certification and subject to tax rate of 25% for the years ended December 31, 2015 and 2016, and preferential tax rate of 15% for the year ended December 31, 2017 and the years ending December 31, 2018 and 2019, respectively. The Company’s consolidated VIEs operated in PRC were subject to tax statutory rate of 25% for the years ended December 31, 2015, 2016 and 2017.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC should be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Company does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC tax on worldwide income at a uniform tax rate of 25% retroactive to January 1, 2008.

PRC Withholding Tax on Dividends

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign-invested entity (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous EIT Law. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation (“SAT”) further promulgated Circular 601 on October 27, 2009, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits.

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

As of December 31, 2015, 2016 and 2017, the Company did not record any withholding tax on the retained earnings of its subsidiary and consolidated VIEs in the PRC as they were still in accumulated deficit position.

	For the year ended December 31,
	2015			2016			2017
	Overseas entities	PRC entities	Total	Overseas entities	PRC entities	Total	Overseas entities	PRC entities	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Income/(loss) before income tax expenses	3,637	(325,820)	(322,183)	2,606	(515,768)	(513,162)	10,593	(587,062)	(576,469)
Current income tax expenses	5,005	—	5,005	1,926	—	1,926	4,669	—	4,669
Deferred income tax benefit	—	(102)	(102)	(199)	(111)	(310)	(224)	(103)	(327)
Income tax expenses/(benefit)	5,005	(102)	4,903	1,727	(111)	1,616	4,445	(103)	4,342

The combined effects of the income tax exemption and reduction available to the Group are as follows (in thousands, except per share data):

	Year Ended December 31,
	2015	2016	2017
Tax holiday effect	—	1,095	1,669
Basic and diluted loss per share effect	—	0.01	0.01

Reconciliation of the differences between statutory tax rate and the effective tax rate for China operations

Reconciliation of the differences between the PRC statutory tax rate of 25% and the Group’s effective tax rate is as follows:

	As of December 31,
	2015	2016	2017
PRC statutory tax rate	25.00%	25.00%	25.00%
Effect on tax rates in different tax jurisdiction	(6.80)%	(0.31)%	(0.37)%
Effect on tax holiday	0.00%	0.21%	0.29%
Changes in valuation allowance	(15.00)%	(17.29)%	(12.86)%
Permanent book-tax differences—non-deductible expenses	(4.70)%	(7.92)%	(12.81)%
Effective tax rate	(1.50)%	(0.31)%	(0.75)%

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

11     Taxation (Continued)

d. Deferred Tax Assets and Liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. Significant components of the Group’s deferred tax assets are as follows:

	As of December 31,
	2016	2017
	RMB	RMB
Deferred tax assets
Tax loss carryforwards	91,866	162,281
Accruals and other liabilities	1,553	2,301
Advertising expenses carryforwards	57,701	60,668
Defined benefits liabilities	161	381
Total deferred tax assets	151,281	225,631
Less: Valuation allowance	(151,125)	(225,250)
Total deferred tax assets, net	156	381

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

11                                  Taxation (Continued)

Significant components of the Group’s deferred tax liabilities are as follows:

	As of December 31,
	2016	2017
	RMB	RMB
Deferred tax liabilities
Intangible assets from business acquisitions	226	124
Total deferred tax liabilities	226	124

Movement of Valuation Allowance

The following table shows the movement of valuation allowance for the periods presented:

	For the year ended December 31,
	2016	2017
	RMB	RMB
Balance at beginning of the year	(62,421)	(151,125)
Current period addition	(88,704)	(74,125)
Balance at end of the year	(151,125)	(225,250)

12              Preferred shares

From 2013 to 2015, the Company has issued several rounds of preferred shares (the “Preferred Shares”) to certain investors. In June 2016, all outstanding convertible preferred shares were automatically converted to Class B ordinary shares immediately upon the completion of the Company’s initial public offering. The details of each series of the preferred shares are as follows:

Series	Issuance date	Shares authorized	Shares issued		Issue price per share	Proceeds from issuance
					US$	RMB
A	May 29, 2013	30,000,000	30,000,000		0.0667	12,357 (US$2,000)
B	December 9, 2013	48,233,710	48,233,710	*	0.1807	47,315 (US$7,740)
C	July 21, 2014	71,200,613	71,200,613	**	0.4416	173,607(US$28,200)
D	August 31, 2015	21,494,316	21,494,316		0.9305	127,571 (US$20,000)

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

The Company’s preferred shares activities for the years ended December 31, 2015 and 2016 are summarized below:

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

12     Preferred shares (Continued)

	Series A Preferred Shares		Series B Preferred Shares		Series C Preferred Shares		Series D Preferred Shares		Mezzanine Equity
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
		RMB		RMB		RMB		RMB		RMB
Balance as of December 31, 2014	30,000,000	17,949	48,233,710	63,366	71,200,613	196,408	—	—	149,434,323	277,723
Issuance of Preferred Shares	—	—	—	—	—	—	21,494,316	125,574	21,494,316	125,574
Accretion to preferred shares redemption value	—	13,047	—	23,897	—	34,888	—	3,833	—	75,665
Balance as of December 31, 2015	30,000,000	30,996	48,233,710	87,263	71,200,613	231,296	21,494,316	129,407	170,928,639	478,962
Accretion to preferred shares redemption value	—	14,137	—	26,068	—	40,901	—	10,525	—	91,631
Deemed contribution from preferred shares	—	(520)	—	(671)	—	(1,112)	—	(315)	—	(2,618)
Conversion to ordinary shares upon IPO	(30,000,000)	(44,613)	(48,233,710)	(112,660)	(71,200,613)	(271,085)	(21,494,316)	(139,617)	(170,928,639)	(567,975)
Balance as of December 31, 2016	—	—	—	—	—	—	—	—	—	—

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

As of December 31, 2017, 1,500,000,000 ordinary shares has been authorized, including (i) 1,000,000,000 Class A ordinary shares of a par value of US$0.0001 each, (ii) 350,000,000 Class B ordinary shares of a par value of US$0.0001 each and (iii) 150,000,000 shares of a par value of US$0.0001 each of such class or classes however designated by the Board of Directors. 302,714,259 ordinary shares had been issued and outstanding, of which 77,120,858 were Class A ordinary shares and 225,593,401 were Class B ordinary shares.

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

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

14              Share-based Compensation (Continued)

The Company granted restricted share units (“RSUs”) under the 2016 Plan. Most of RSUs vest over a period of two or four-year requisite service period. And granted RSUs generally follow one of the four vesting schedules (“Schedule D”,  “Schedule E”, “Schedule F” and “Schedule G”) below:

•                  Schedule D: one half (½) of which vest upon the second anniversary of the date of vesting commencement date and 25% of the RSUs vest at the third and fourth anniversary respectively;

•                  Schedule E: 12.5% of the RSUs vest at each of the eight quarters after vesting commencement date;

•                  Schedule F: 25% of the RSUs vest at each of the four anniversaries; and

•                  Schedule G: 50% of the RSUs vest at each of the two anniversaries.

Prior to the completion of initial public offering, options are only exercisable subject to the grantee’s continuous service and the listing of the stock of the Company on a public stock exchange market, and options for which the service condition has been satisfied are forfeited should employment terminate before the Company’s public listing. After the completion of initial public offering, options can be exercised and RSUs can be settled once the service condition are satisfied. The Company issues new Class A ordinary shares upon share option exercise or share unit conversion.

For the years ended December 31, 2015, 2016 and 2017, total share-based compensation expenses recognized were nil, RMB48,242 and RMB35,069, respectively. As of December 31, 2017, the unrecognized compensation cost was RMB64,095. These amounts are expected to be recognized over a weighted average period of 2.92 years.

Stock options

The Group uses the Binomial option pricing model to estimate the fair value of stock options. The assumptions used to value the Company’s option grants were as follows:

For the year ended December 31,
	2015	2016	2017

Stock options:
Contractual term (in years)	10.00-10.00	10.00-10.00	9.50-10.00
Expected volatility	54.2%-55.4%	53.2%-60.2%	47.3%-53.5%
Exercise multiple	2.2-2.8	2.2-2.8	2.2-2.8
Expected dividend yield	—	—	—
Risk-free interest rate (per annum)	1.9%-2.4%	1.5%-2.5%	2.3%-2.4%
Expected forfeiture rate (post-vesting)	—	—	—

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

The following table sets forth the summary of option activities under the Company’s 2013 Plan and 2014 Plan:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value		Weighted Average Grant Date Fair Value
		US$	(In years)	US$	RMB	US$	RMB

December 31, 2015	18,870,000	0.0520	8.73	12,039	77,986	0.3338	2.1625
Granted	14,778,000	0.2883	—	—	—	0.8621	5.9856
Exercised	(447,480)	0.0355	—	—	—	0.1962	1.3620
Expired	—	—	—	—	—	—	—
Forfeited or cancelled	(1,276,000)	0.1951	—	—	—	0.7131	4.9509
December 31, 2016	31,924,520	0.1559	8.54	28,119	195,230	0.5651	3.9238
Granted	5,435,000	0.5660	—	—	—	0.5555	3.6144
Exercised	(1,583,655)	0.0847	—	—	—	0.3465	2.2546
Expired	—	—	—	—	—	—	—
Forfeited or cancelled	(5,683,065)	0.2564	—	—	—	0.7429	4.8335
December 31, 2017	30,092,800	0.2147	7.76	18,616	121,121	0.5413	3.5221
Vested and expected to vest as of December 31, 2017	28,783,319	0.1980	7.76	18,288	126,973	0.5362	3.4885
Exercisable as of December 31, 2017	12,226,300	0.0694	6.96	9,340	64,850	0.3325	2.1631

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date.

RSUs

The following table sets forth the summary of the restricted share units activities in 2017:

	Number of RSUs	Weighted Average Grant Date Fair Value
		US$	RMB
December 31,2016	517,500	1.39	9.67
Granted	4,820,000	1.10	7.18
Vested	(244,980)	1.32	8.61
Forfeited	(467,515)	1.28	8.34
December 31,2017	4,625,005	1.11	7.20

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

15              Net loss per share

Basic net loss per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted earnings per share (“EPS”) is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the treasury stock method. For the years ended December 31, 2015, 2016 and 2017, stock options to purchase ordinary shares and restricted share units that were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company were 10,233,127, 17,793,251 and 27,407,348 on a weighted average basis, respectively. For the years ended December 31, 2015, 2016 and 2017, the Series A, Series B, Series C and Series D Preference Shares convertible into ordinary shares that were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company were 156,677,613, 76,332,515 and nil on a weighted average basis, respectively.

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

The following table sets forth the computation of basic and diluted net loss per share for the periods indicate:

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Numerator:
Net loss	(327,086)	(514,778)	(580,811)
Deemed dividend at re-designation of ordinary shares to preferred shares	—	—	—
Deemed contribution from preferred shares	—	2,618	—
Accretion to Series A Preferred Shares redemption value	(13,047)	(14,137)	—
Accretion to Series B Preferred Shares redemption value	(23,897)	(26,068)	—
Accretion to Series C Preferred Shares redemption value	(34,888)	(40,901)	—
Accretion to Series D Preferred Shares redemption value	(3,833)	(10,525)	—
Numerator for basic and diluted loss per share	(402,751)	(603,791)	(580,811)
Denominator:
Weighted average ordinary shares outstanding—basic and diluted	72,267,532	199,039,819	301,610,060
Basic and diluted net loss per share attributable to ordinary shareholders	(5.57)	(3.03)	(1.93)
Basic and diluted net loss per ADS attributable to ordinary shareholders	(83.55)	(45.50)	(28.95)

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

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

16                                  Fair value measurement (Continued)

The following table sets forth financial instruments, measured at fair value by level within the fair value hierarchy, as of December 31, 2017:

	Fair value measurements at reporting date using
Items	As of December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Time deposit	202,659	—	202,659	—
Short-term investment	100,722	—	100,722	—
Held-to-maturity security	6,751	—	—	6,751
Total	310,132	—	303,381	6,751

The following table sets forth financial instruments, measured at fair value by level within the fair value hierarchy, as of December 31, 2016:

	Fair value measurements at reporting date using
Items	As of December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Time deposit	372,150	—	372,150	—
Held-to-maturity security	6,943	—	—	6,943
Total	379,093	—	372,150	6,943

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

Short-term investment

Short-term investment represents interest-bearing deposit placed with financial institution which is restricted to withdrawal and use. The investment is issued by commercial bank in the PRC with a variable interest rate indexed to gold price published by the London Bullion Market Association. To estimate the fair value, the Company used the expected return provided by the bank. As there are no quoted prices in active markets for the investment at the reporting date, the Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.

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

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

17              Commitments and contingencies

a                     Commitment

Operating lease commitments include the commitments under the lease agreements for the Group’s office premises. The Group leases its office facilities under non-cancelable operating leases with various expiration dates through 2017. For the years ended December 31, 2015, 2016 and 2017, lease expenses were RMB15,364 RMB24,851 and RMB31,786, respectively. Based on the current rental lease agreements, future minimum lease payments required as of December 31, 2017 were as follows:

	Total	Less than One Year	One to Three Years	Over Three Years
	RMB	RMB	RMB	RMB
Operating lease commitments	63,757	31,426	29,064	3,267

Purchase commitments mainly include minimum commitments for non-cancellable advertising service contracts. Purchase commitments as of December 31, 2017 were as follows:

	Total	Less than One Year	Over One Year
	RMB	RMB	RMB
Purchase commitments	10,767	9,071	1,696

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

The Company estimated the fair value of the audio and video streaming solution service provided by YY based on market value. For the year ended December 31, 2016 and 2017, the fair value of the audio and video streaming solution provided by YY is estimated to be RMB1,636 and RMB384 respectively, which are recognized as cost of revenues in the consolidated statement of comprehensive loss, and an addition to additional paid-in capital as shareholder contribution in the consolidated balance sheet of the Company. For the year ended 2017, the fair value of the audio and video streaming solution service provided by YY significantly decreased from the prior year as the Company begun to rely on its self-produced audio and video streaming software, technical service, servers and Internet connection bandwidth capacity from 2017 .

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

19              Profit appropriation and restricted net assets

PRC laws and regulations permit payments of dividends by the subsidiaries and the VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, each of the Company’s subsidiary, VIE and VIE’s subsidiary is required to annually appropriate 10% of net after-tax income to the statutory general reserve fund (Note 2(x)) prior to payment of any dividends, unless such reserve funds have reached 50% of its respective registered capital.

As a result of these and other restrictions under PRC laws and regulations, the Company’s PRC subsidiary and consolidated VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances of the Group’s total consolidated net assets.

Total registered capital of the Company’s PRC subsidiary and consolidated VIEs as of December 31, 2016 and 2017 were RMB127,454 and RMB137,454, respectively. As all of the Company’s PRC subsidiary and consolidated VIEs are in net liablity, there were no restricted net assets of the Company’s PRC subsidiary and consolidated VIEs as of December 31, 2016 and 2017.

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

20          Subsequent events

a)             On January 1, 2018, the number of shares reserved for future issuances under the 2016 Plan was increased to 13,653,209. On March 31, 2018, the Company granted 120,000 options with an exercise price of US$0.34 under the 2013 and 2014 Plan and granted 1,192,000 RSUs under 2016 Plan. The option grants have a contractual term of ten years.

b)             On March 23, 2018, the Company’s two HK subsidiaries, China Online Education (HK) Limited and 51Talk English International Limited (collectively, the “Borrowers”) entered into a two-year loan facility agreement (the “2018 Facility”) with SPD Silicon Valley Bank Beijing Branch. Under the 2018 Facility, the Borrowers can borrow up to USD13 million at the interest rate of 3-month LIBOR plus 4.36% per annum. The proceeds from the 2018 Facility should be used to finance daily working capital needs. The financial covenants include 1) maximum quarterly refund rate of the Group; and 2) minimum quarterly gross billings of the Group. The Company’s PRC VIE, Dasheng Zhixing, as the guarantor of the 2018 Facility, assumes joint and several liability with the maximum limit of claim of USD16.5 million, for two years after the expirations of the facility agreement. As of the issuance date of this financial statement, the Borrowers have made a drawdown of USD4.3 million under the 2018 Facility.