Form 20-F
period 2018-12-31
China Online Education Group
filed 2019-04-23
CIK 1659494

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Min Xu, Chief Financial Officer E-mail: ir@51talk.com 6th Floor Deshi Building North, Shangdi Street, Haidian District Beijing 100085, People’s Republic of China Telephone: +86 10-8342 6262
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2018, there were 305,917,524 ordinary shares outstanding, par value $0.0001 per share, being the sum of 82,803,863 Class A ordinary shares (excluding 1,218,120 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the issuer’s share incentive plan) and 223,113,661 Class B ordinary shares.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

•                  “ADSs” refers to our American depositary shares, each representing 15 Class A ordinary shares;

•                  “China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8755 to US$1.00, the exchange rate on as of the end of December 2018 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

PART I.

ITEM 1.                        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.                        OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.                        KEY INFORMATION

A.                                    Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive loss data (other than ADS data) for the years ended December 31, 2016, 2017 and 2018 and the selected consolidated balance sheet data as of December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The following selected consolidated statements of comprehensive loss data (other than ADS data) for the year ended December 31, 2014 and 2015 and the selected consolidated balance sheet data as of December 31, 2014 and 2015 has been derived from our consolidated financial statements which are not included in this annual report.  Our historical results for any period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

	For the Year Ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$(5)
	(in thousands, except for share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Loss:
Net revenues	52,210	154,675	418,281	847,993	1,145,517	166,609
Cost of revenues	(22,214)	(59,668)	(147,157)	(314,121)	(410,908)	(59,764)
Gross profit	29,996	95,007	271,124	533,872	734,609	106,845
Operating expenses(1):
Sales and marketing	(81,269)	(297,337)	(464,890)	(657,065)	(731,233)	(106,353)
Product development	(10,781)	(54,597)	(152,709)	(223,202)	(185,000)	(26,907)
General and administrative	(31,553)	(64,903)	(165,657)	(224,395)	(223,057)	(32,443)
Total operating expenses	(123,603)	(416,837)	(783,256)	(1,104,662)	(1,139,290)	(165,703)
Loss from operations	(93,607)	(321,830)	(512,132)	(570,790)	(404,681)	(58,858)
Impairment loss	—	—	—	—	(7,364)	(1,071)
Interest income	410	730	4,430	6,863	9,167	1,333
Interest expenses and other expense, net	(1,623)	(1,083)	(5,460)	(12,542)	(9,936)	(1,445)
Loss before income tax expenses	(94,820)	(322,183)	(513,162)	(576,469)	(412,814)	(60,041)
Income tax expenses	(6,882)	(4,903)	(1,616)	(4,342)	(3,880)	(565)
Net loss	(101,702)	(327,086)	(514,778)	(580,811)	(416,694)	(60,606)
Accretions to preferred shares redemption value	(23,020)	(75,665)	(91,631)	—	—	—
Deemed dividends at re-designation of ordinary shares to preferred shares	(5,665)	—	—	—	—	—
Deemed contribution from preferred shares	—	—	2,618	—	—	—
Net loss attributable to ordinary shareholders	(130,387)	(402,751)	(603,791)	(580,811)	(416,694)	(60,606)
Net loss	(101,702)	(327,086)	(514,778)	(580,811)	(416,694)	(60,606)
Other comprehensive (loss)/income:
Foreign currency translation adjustments	2,308	3,014	27,700	(24,662)	16,939	2,464
Total comprehensive loss	(99,394)	(324,072)	(487,078)	(605,473)	(399,755)	(58,142)
Weighted average number of ordinary shares used in computing basic and diluted loss per share(2)	76,308,165	72,267,532	199,039,819	301,610,060	304,542,400	304,542,400

Net loss per share attributable to ordinary shareholders(3)
Basic	(1.71)	(5.57)	(3.03)	(1.93)	(1.37)	(0.20)
Diluted	(1.71)	(5.57)	(3.03)	(1.93)	(1.37)	(0.20)
Loss per ADS (4)
Basic	(25.65)	(83.55)	(45.50)	(28.95)	(20.55)	(3.00)
Diluted	(25.65)	(83.55)	(45.50)	(28.95)	(20.55)	(3.00)

Notes:

(1)         Share-based compensation expenses were allocated in operating expenses as follows:

	For the Year Ended December 31
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$ (5)
	(in thousands)
Sales and marketing expenses	—	—	(5,082)	(4,612)	(5,676)	(826)
Product development expenses	—	—	(16,202)	(9,039)	(7,396)	(1,076)
General and administrative expenses	—	—	(26,958)	(21,418)	(14,814)	(2,155)

(2)         The weighted average number of ordinary shares represents the sum of the weighted average number of Class A and Class B ordinary shares. See Note 15 in our audited consolidated financial statements included in this annual report for additional information regarding the computation of the per share amounts and the weighted average numbers of Class A and Class B ordinary shares.

(3)         Our ordinary shares are comprised of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. As holders of Class A and Class B ordinary shares have the same dividend right and the same participation right in our undistributed earnings, the basic and diluted income (loss) per Class A ordinary share and Class B ordinary share are the same for all the periods presented during which there were two classes of ordinary shares.

(4)         Each ADS represents fifteen Class A ordinary shares.

(5)         All translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at the rate as of the end of the applicable period, that is, RMB6.8755 to US$1.00, the rate in effect as of December 31, 2018.

	As of December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$ (5)
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	209,774	46,873	274,873	320,039	413,143	60,089
Time deposits	—	167,078	372,150	202,659	162,688	23,662
Short term investment	—	—	—	100,722	136,304	19,825
Total assets	227,067	291,550	775,527	783,556	1,010,218	146,930
Deferred revenues	78,416	272,176	687,119	1,201,795	1,676,121	243,781
Accrued expenses and other current liabilities	25,155	84,323	166,524	222,798	209,910	30,530
Total liabilities	115,813	377,867	874,710	1,451,947	1,972,867	286,940
Total mezzanine equity	277,723	478,962	—	—	—	—
Total shareholders’ deficit	(166,469)	(565,279)	(99,183)	(668,391)	(962,649)	(140,010)

Notes:

(1)         All translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at the rate as of the end of the applicable period, that is, RMB6.8755 to US$1.00, the rate in effect as of December 31, 2018.

B.                                    Capitalization and Indebtedness

Not Applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not Applicable.

D.                                    Risk Factors

Risks Related to Our Business and Industry

If we are not able to continue to attract students to purchase our course packages or to increase the spending of our students on our platform, our business and prospects will be materially and adversely affected.

Our ability to continue to attract students to purchase our course packages and to increase their spending on our education platform, are critical to the continued success and growth of our business. This in turn will depend on several factors, including our ability to effectively market our platform to a broader base of prospective students, continue to develop, adapt or enhance quality educational content and services to meet the evolving demands of our existing or prospective students and expand our geographic reach. We must also manage our growth while maintaining consistent and high teaching quality, and respond effectively to competitive pressures. If we are unable to continue to attract students to purchase our course packages or to increase the spending of our students on our platform, our gross billings and net revenues may decline, which may have a material adverse effect on our business, financial condition and results of operations.

Our business depends on the market recognition of our brand, and if we are unable to maintain and enhance brand recognition, our business, financial conditions and results of operations may be materially and adversely affected.

We believe that the market recognition of our brand has significantly contributed to the success of our business and that maintaining and enhancing our brand recognition is critical to sustaining our competitive advantages. Our ability to maintain and enhance brand recognition and reputation depends primarily on the perceived effectiveness and quality of our curriculum and teachers, as well as the success of our branding efforts. In February 2019, we engaged Wang Junkai, a famous singer in China, as our new brand ambassador. In March 2018, we further refined our 51Talk brand to focus on K-12 one-on-one mass market program, while introducing our small class offering under the Hawo (哈沃) brand and our adult English courses under the WuYouYingYu (无忧英语) brand. Our branding efforts, however, may not be successful and we may incur significant branding costs. If we are unable to maintain and further enhance our brand recognition and reputation and promote awareness of our platform, we may not be able to maintain our current level of students, fees or engage qualified teachers, and our results of operations may be materially and adversely affected. Furthermore, any negative publicity relating to our company, our courses, teachers and platform or our brand ambassador, regardless of its veracity, could harm our brand image and in turn materially and adversely affect our business and results of operations.

If we are unable to conduct sales and marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

We have incurred significant sales and marketing expenses. Our sales expenses include telemarketing sales and free trial lesson related expenses, and our marketing expenses include online and mobile marketing and branding expenses. The number of our sales and marketing staff increased from 2,769 as of December 31, 2016 to 3,637 as of December 31, 2017, and further to 4,662 (including 1,284 full-time employees and 3,378 outsourced personnel) as of December 31, 2018. We incurred RMB464.9 million, RMB657.1 million, and RMB 731.2 million (US$106.4 million) in sales and marketing expenses in 2016, 2017, and 2018 respectively. In December 2015, we began outsourcing part of our marketing and sales functions to independent third party suppliers who provide management and business outsourcing services. As of December 31, 2016, 714 of our previous employees had terminated their employment with us and established employment relationships with the third party suppliers that provide outsourcing services to us. In 2017 and 2018, none of our full-time employees switched to an outsourcing contract.

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

We have incurred net losses since our inception. We experienced net losses of RMB514.8 million, RMB 580.8 million, and RMB416.7 million (US$60.6 million) in 2016, 2017, and 2018, respectively. We had accumulated deficit of RMB1,173.0 million, RMB1,753.8 million, and RMB2,094.5 million (US$304.6 million) as of December 31, 2016, 2017, and 2018, respectively.

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

If we are not able to continue to engage, train or retain qualified teachers, we may not be able to maintain consistent teaching quality on our platform, and our business, financial conditions and operating results may be materially and adversely affected.

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

•                  we may not be successful in effectively delivering or promoting our small class lessons and group lessons;

•                  we may fail to effectively promote our corporate packages;

•                  we may not be able to engage, train and retain a sufficient number of qualified teachers and other key personnel;

•                  we may not be able to continue to improve our personalized learning experience of our students or to enhance our existing courses or develop new courses, especially for K-12 students, that meet the changing demands for English learners;

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

Historically, our core business centered on English education to adults with our Classic English course. We have since switched our focus to target K-12 students and expanded our course offerings to K-12 students as well as a broader range of situation-based English education targeting a wide range of student demographics. In addition to lessons with independently contracted Filipino teachers, we have also introduced lessons with independently contracted Western teachers and Chinese teachers to provide our students a broader selection of teachers and course formats. We intend to continue developing new courses. The timing of the introduction of new courses is subject to risks and uncertainties. Unexpected technical, operational, logistical or other problems could delay or prevent the introduction of one or more new courses. Moreover, we cannot assure you that any of these courses or programs will match the quality or popularity of those developed by our competitors, achieve widespread market acceptance or contribute the desired level of income.

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

Our business depends on the performance and reliability of the internet infrastructure in China and the Philippines. In China, almost all access to the internet is maintained through state-controlled telecommunications operators. In many parts of China and the Philippines, the internet infrastructure is relatively underdeveloped, and internet connections are generally slower and less stable than in more developed countries. We cannot assure you that the internet infrastructure in China and the Philippines will remain sufficiently reliable for our needs or that either country will ever develop and make available more reliable internet access to our students and independently contracted teacher. Any failure to maintain the performance, reliability, security or availability of our network infrastructure may cause significant damage to our ability to attract and retain students and teachers. Major risks involving our network infrastructure include:

•                  breakdowns or system failures resulting in a prolonged shutdown of our servers;

•                  disruption or failure in the national backbone networks in China or the Philippines, which would make it impossible for students and independently contracted teachers to access our online and mobile platforms or to engage in live lessons;

•                  damage from natural disaster or other catastrophic event such as a typhoon, volcanic eruption, earthquake, flood, telecommunications failure, or other similar events in China or in the Philippines; and

•                  any infection by or spread of computer viruses.

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

Labor costs in China have increased with China’s economic development, particularly in the large cities where our offices are based. Rising inflation in China is also putting pressure on wages and the average wage level for our employees has also increased in recent years. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated governmental agencies for the benefit of our employees. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our students by increasing prices for our courses or improving the utilization of our staff, our profitability and results of operations may be materially and adversely affected. Furthermore, the PRC government has promulgated new laws and regulations to enhance labor protection in recent years, such as the Labor Contract Law and the Social Insurance Law. As the interpretation and implementation of these new laws and regulations are still evolving, our employment practice may not at all times be deemed in compliance with the new laws and regulations. For instance, in December 2015, we began outsourcing part of our marketing and sales functions to independent third party suppliers who provide management and business outsourcing services to us. There remains a degree of uncertainty as to whether this service outsourcing arrangement will be deemed a labor dispatch arrangement under current PRC laws and regulations. If the authorities take the view that this outsourcing arrangement constitutes labor dispatch and thus violates relevant labor laws, we may be ordered to terminate this outsource arrangement and may even be fined or have our business license revoked. If we are subject to penalties or incur significant liabilities in connection with labor disputes or investigation, our business and profitability may be adversely affected.

In addition, our future success depends, to a significant extent, on our ability to engage, train and retain qualified personnel in the Philippines, particularly experienced independently contracted teachers with expertise in English education. Our experienced mid-level managers in the Philippines are instrumental in implementing our business strategies, executing our business plans and supporting our business operations and growth. We benefit from lower labor costs in the Philippines, but the Philippines is subject to relatively high degrees of political and social instability. Disruptions resulting from this instability could decrease our efficiency and increase our costs. Any political or economic instability in the Philippines could result in our having to replace or reduce these labor sources, which may increase our labor costs and have an adverse impact on our results of operations.

In the third quarter of 2015, we began offering one-on-one lessons with independently contracted Western teachers to complement our pool of independently contracted Filipino teachers. We expanded our pool of independently contracted North American independently contracted teachers since we launched the American Academy program in the second quarter of 2016.  We engage our independently contracted teachers in the Philippines and North America as independent contractors, whose rights are different from those of employees. There are uncertainties to make a conclusive determination whether a service provider is an independent contractor or an employee. The level and extent of control exercised by the hiring entity, among other factors, would determine the employment status. Our labor costs will increase if we engage our independently contracted teachers in the Philippines or North America as full-time employees or if courts or relevant authorities in the Philippines or North America determine that our independently contracted teachers are deemed employees instead of independent contractors. In addition, we will need to apply for employment permit with the competent authorities in China if our independently contracted Filipino or North American teachers are deemed employees located in China.

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

We rely primarily on copyrights, trademarks, trade secrets and other contractual restrictions for the protection of the intellectual property used in our business. Nevertheless, these provide only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Our trade secrets may become known or be independently discovered by our competitors. Third parties may in the future pirate our course materials and may infringe upon or misappropriate our other intellectual property. Infringement upon or the misappropriation of, our proprietary technologies or other intellectual property could have a material adverse effect on our business, financial condition or operating results. Policing the unauthorized use of proprietary technology can be difficult and expensive. As of the date of this annual report, we have not been able to register one of our Chinese trade-names, the WuYouYingYu (无忧英语), as a trademark in the PRC for our business category of education or training.

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

A significant challenge to the online education industry is the secure storage of confidential information and its secure transmission over public networks. Other than purchases made by our corporate partners, purchases of our course packages are made through our website, our mobile apps, our WeChat public account and mini program, T-mall store, bank remittance, bank card, and third party platforms. In addition, online payments for our course packages are settled through third-party online payment services. Maintaining complete security for the storage and transmission of confidential information on our technology platform, such as student names, personal information and billing addresses, is essential to maintaining student confidence.

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

Although the diplomatic relationship between the PRC and the Philippines has significantly improved and the dispute between the Philippines and the PRC has been thus assuaged since President Rodrigo Duterte and his government came into power in 2016, we cannot be sure that such territorial disputes will not escalate or new disputes will not arise in the future. Should these territorial disputes continue or escalate further, the Philippines and its economy may be disrupted and our operations could be adversely affected as a result. In particular, further disputes between the Philippines and China may lead both countries to impose trade restrictions on the other’s imports. Any such impact from these disputes could adversely affect the Philippine economy, and materially and adversely affect our business, financial position and financial performance.

Furthermore, as most of our independently contracted teachers are from the Philippines, any significant deterioration in China’s political relations with the Philippines could make it more difficult for us to attract independently contracted teachers or hire employees in the Philippines, and discourage some of our students from purchasing our course packages or our independently contracted teachers from offering lessons. Any prolonged intense diplomatic relations between China and the Philippines may adversely affect our business.

Our brand image, business and results of operations may be adversely impacted by students and independently contracted teachers’ misconduct and misuse of our platform.

Our platforms allow independently contracted teachers and students to engage in real-time communication. Because we do not have full control over how and what our independently contracted teachers and students will use our platform to communicate, our platforms may from time to time be misused by individuals or groups of individuals to engage in immoral, disrespectful, fraudulent or illegal activities. Though there have not been any such incidents on our platform that have been covered by media reports or internet forums, any such coverage could generate negative publicity about our brand and platform. We have implemented control procedures, such as training and sample auditing, to require our independently contracted teachers not to distribute any illegal or inappropriate content and conduct any illegal or fraudulent activities on our platforms, but such procedures may not prevent all such content or activities from being posted or carried out. Moreover, as we have limited control over the real-time and offline behavior of our students and independently contracted teachers, to the extent such behavior is associated with our platforms, our ability to protect our brand image and reputation may be limited. Our business and the public perception of our brand may be materially and adversely affected by misuse of our platform. In addition, if any of our students or independently contracted teachers suffers or alleges to have suffered physical, financial or emotional harm following contact initiated on our platform, we may face civil lawsuits or other liabilities initiated by the affected student or independently contracted teacher, or governmental or regulatory actions against us. In response to allegations of illegal or inappropriate activities conducted on our platform or any negative media coverage about us, PRC governmental authorities may intervene and hold us liable for non-compliance with PRC laws and regulations concerning the dissemination of information on the internet and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue some of the features and services provided on our platform. As a result, our business may suffer and our brand image, student base, results of operations and financial condition may be materially and adversely affected.

Our employees may engage in misconduct or other improper activities or misuse our platform, which could harm our reputation.

We are exposed to the risk of employee fraud or other misconduct. Employee misconduct could include intentionally failing to comply government regulations, engaging in unauthorized activities and misrepresentation to our potential students during marketing activities, which could harm our reputation. Employee misconduct could also involve improper use of our students’ and independently contracted teachers’ sensitive or classified information, which could result in regulatory sanctions against us and serious harm to our reputation. Employee misconduct could also involve making payments to government officials or third parties that would expose us to being in violation of laws. It is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses, which could harm our business, financial condition and results of operations.

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

As of December 31, 2018, we leased thirty office facilities in China for our operations. A portion of our business premises have not been registered with the local counterpart of the State Administration for Market Regulation, or SAMR (established by merged State Administration of Industry and Commerce, or the SAIC, the General Administration of Quality Supervision, Inspection and Quarantine and the China Food and Drug Administration according to 2018 Institutional Reform Plan), pursuant to the relevant PRC laws and regulations. If the relevant PRC government authorities discover or determine that Beijing Dasheng Zhixing Technology Co., Ltd., or Dasheng Zhixing, conducts business at unregistered business premises, it may order Dasheng Zhixing to make correction within a given period or to cease the use of such unregistered business premises as its business premises, and may concurrently levy a fine up to RMB100,000 on Dasheng Zhixing. As of the date of this annual report, we are not aware of any claims or actions being contemplated or initiated by governmental authorities or any other third parties with respect to our use of unregistered business premises to conduct our business in PRC. However, we cannot assure you that our use of such unregistered business premises will not be challenged. In addition, all of our leasehold interests in leased properties have not been registered with the relevant PRC governmental authorities as required by PRC law, which may expose us to potential fines.

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

Our success heavily depends upon the continued services of our management. In particular, we rely on the expertise and experience of Mr. Jack Jiajia Huang, our founder, chairman and chief executive officer, and Ms. Ting Shu, our co-founder, director and senior vice president, who are husband and wife. We also rely on the experience and services from other senior management, including Mr. Liming Zhang, our co-founder and chief operating officer, Mr. Min Xu, our chief financial officer. If they cannot work together effectively or efficiently, our business may be severely disrupted. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we may lose students, teachers, and other key professionals and staff members. Our senior management has entered into employment agreements with us, including confidentiality and non-competition clauses. However, if any dispute arises between our officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

Currency fluctuations in the Philippine Peso, Hong Kong dollars or U.S. dollars relative to Renminbi could increase our expenses.

All of our revenues are denominated in Renminbi, and a significant portion of our costs are incurred in U.S. dollars and Philippine Pesos, including service fee payments to nearly all of our teachers. In the third quarter of 2015, we began offering one-on-one lessons with independently contracted Western teachers whose payments are made in U.S. dollars. The Philippines continues to experience inflation, currency declines and shortages of foreign exchange. In addition, from time to time, the Renminbi experiences fluctuation. The value of RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s monetary or fiscal policies and political and economic conditions and supply and demand in local markets. For example, on July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a managed band based on market supply and demand and by reference to a basket of certain foreign currencies. This change in policy has resulted in an approximate 21% appreciation of the Renminbi against the U.S. dollar between 2005 and 2008. From July 2008 to June 2010, the Renminbi traded within a narrow range against the U.S. dollar. In June 2010, the PRC government indicated that it would make the foreign exchange rate of the RMB more flexible, which increases the possibility of sharp fluctuations of the RMB’s value in the near future and the unpredictability associated with the RMB’s exchange rate. Since then, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi would be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. However, over the year of 2017, RMB had risen almost 7% against the U.S. dollar partly because of the weakened U.S. dollar but mainly due to Chinese government’s policy to keep the currency stable in avoidance of capital flight outside of China. In 2018, the Renminbi had kept depreciating against the U.S. dollar significantly until bouncing back near the end of the year. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar and other currencies in the future. We are exposed to the risk of cost increases due to inflation in the Philippines and the depreciation of Renminbi. These conditions could create economic instability that could harm our business operations. We are therefore exposed to the risk of an increase in the value of the Philippine Peso relative to Renminbi and U.S. dollars relative to Renminbi, which would increase our expenses. As we currently engage a third-party vendor to handle the payment of the service fees of our independently contracted teachers in the Philippines and in North America, and we settle the balance with them in Hong Kong dollars, we are also exposed to the risk of an increase in the value of the Hong Kong dollar relative to Renminbi. We do not currently engage in any transactions as a hedge against risk of loss due to foreign currency fluctuations.

We are subject to certain regional political and economic risks that may have a material adverse effect on our results of operations.

We engage independently contracted teachers and operate offices in the Philippines. Accordingly, our business, results of operations and financial condition may be materially and adversely affected by significant political, social and economic developments in the Philippines or changes in Philippine laws and regulations. In particular, our Philippine operations and our operating results may be adversely affected by:

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

In addition, the Philippines has and may in the future experience political instability, including strikes, demonstrations, protests, marches, coups d’etat, guerilla activity or other types of civil disorder. These instabilities and any adverse changes in the political environment in the Philippines could increase our costs, increase our exposure to legal and business risks, disrupt our office operations in the Philippines or affect our ability to engage independently contracted teachers.

Our results of operations are subject to seasonal fluctuations.

Our industry generally experiences seasonality, reflecting a combination of traditional education industry patterns and new patterns associated with the online platform in particular. Seasonal fluctuations have affected, and are likely to continue to affect, our business. In general, our industry experiences lower growth of gross billings and new revenues in the first quarter due to the Chinese New Year holiday, and our industry enjoys higher growth during the summer months. We also noticed that K-12 students tend to take more lessons in the third quarter due to summer holidays and less in the fourth quarter during the fall semester as school workload is heavier, which affect our revenue recognitions for those quarters. Overall, the historical seasonality of our business has been relatively mild due to our rapid growth. As the percentage of K-12 students among our paying students and active students has been increasing during the past year, the seasonality may become more prominent, especially in the third quarter. Due to our limited operating history, the seasonal trends that we have experienced in the past may not be indicative of our future operating results. Our financial condition and results of operations for future periods may continue to fluctuate. As a result, the trading price of our ADSs may fluctuate from time to time due to seasonality.

We have granted options and restricted share units, and may continue to grant options, restricted share units and other types of awards under our share incentive plans, which may result in increased share-based compensation expenses.

We adopted share incentive plans in September 2013, or the 2013 Plan, and in December 2014, or the 2014 Plan. The 2014 Plan was amended in February 2016. Under the 2013 Plan and the 2014 Plan, we are authorized to grant options or share purchase rights to purchase up to an aggregate of 36,229,922 Class A ordinary shares as of the date of this annual report. In May 2016, we adopted the 2016 share incentive plan, or the 2016 Plan, pursuant to which a maximum of 4,600,000 Class A ordinary shares may be issued pursuant to all awards granted thereunder. Beginning in 2017, the number of shares reserved for future issuances under the 2016 Plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors, during the term of the 2016 Plan. As of January 1, 2019, the maximum aggregate number of Class A ordinary shares may be issued pursuant to all awards granted under the 2016 Plan was increased to 18,241,972. As of February 28, 2019, options to purchase a total of 27,718,640 Class A ordinary shares were issued and outstanding, and 515,625 restricted share units were outstanding under the 2013 Plan and the 2014 Plan. As of February 28, 2019, 7,489,139 restricted share units were outstanding under the 2016 Plan. As a result of grants and potential future grants under the 2013 Plan, the 2014 Plan and the 2016 Plan, we have incurred and will continue to incur share-based compensation expenses. We have recognized share-based compensation expense in the amount of RMB27.9 million (US$4.1 million) in 2018. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audit of our consolidated financial statements as of December 31, 2016, 2017, and 2018, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting and other control deficiencies as of December 31, 2016, 2017, and 2018. As defined in standards established by the United States Public Company Accounting Oversight Board, or the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified is related to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge and experience to establish and implement key controls over period end closing and financial reporting and to properly prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. Following the identification of the material weakness and other control deficiencies, we have taken measures and plan to continue to take measures to remedy these deficiencies. For details of these remedies, see “Item 15. Control and Procedures”. However, the implementation of these measures may not fully address the material weakness and deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct the material weakness and control deficiencies or our failure to discover and address any other material weakness or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such firm might have identified additional material weaknesses and deficiencies. Since our initial public offering, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, which requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the year ending December 31, 2018. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm may be required to report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

Our auditor, the independent registered public accounting firm that issued the audit reports included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is subject to the laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance applicable professional standards. Our auditors are located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions, if any, the SEC and PCAOB will take to address the problem.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm.. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Proceedings instituted by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, the administrative law judge, or the ALJ, presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit work papers to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC.

Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ADSs from the NYSE or the termination of the registration of our ADSs under the Exchange Act, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

Foreign ownership in entities that provide value-added telecommunication services, is subject to restrictions under current PRC laws and regulations. For example, in accordance with the Negative List, and other applicable laws and regulations, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except for e-commerce) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record.

We are a Cayman Islands company and our PRC subsidiaries, Beijing Dasheng Online Technology Co., Ltd., or Dasheng Online, and Beijing Helloworld Online Technology Co., Ltd, or Helloworld Online, are considered foreign-invested enterprises. To comply with PRC laws and regulations, we operate our www.51talk.com website through our PRC consolidated VIE, Dasheng Zhixing. Dasheng Zhixing holds our ICP License for www.51talk.com. Dasheng Zhixing is 61.25% owned by Mr. Jiajia Huang, 26.25% owned by Ms. Ting Shu, and 12.50% owned by an affiliate of an angel investor. We operate our Hawo (哈沃) brand through our PRC consolidated VIE, Beijing Dasheng Helloworld Technology Co., Ltd, or Dasheng Helloworld, which plans to apply for an ICP License when it fulfills the statutory application requirements. Dasheng Helloworld is 100% owned by Mr. Jiajia Huang. All shareholders of Dasheng Zhixing and Dasheng Helloworld are PRC citizens. We entered into a series of contractual arrangements with Dasheng Zhixing, Dasheng Helloworld, and their respective shareholders, which enable us to:

•                  exercise effective control over Dasheng Zhixing, and Dasheng Helloworld;

•                  receive substantially all of the economic benefits; and

•                  have an exclusive option to purchase all or part of the equity interests in Dasheng Zhixing and Dasheng Helloworld when and to the extent permitted by PRC law.

Because of these contractual arrangements, we are the primary beneficiaries of Dasheng Zhixing and Dasheng Helloworld and treat them as our PRC consolidated VIEs under U.S. GAAP. We consolidate the financial results of Dasheng Zhixing and Dasheng Helloworld in our consolidated financial statements in accordance with U.S. GAAP. For a detailed discussion of these contractual arrangements, see “Corporate History and Structure.”

Han Kun Law Offices, our PRC legal counsel, is of the opinion that (i) the ownership structures of Dasheng Zhixing and Dasheng Online, and of Helloworld Online and Dasheng Helloworld as of the date of this annual report will not result in any violation of PRC laws or regulations currently in effect; and (ii) the contractual arrangements among Dasheng Online, Dasheng Zhixing and its shareholders, and among Helloworld Online, Dasheng Helloworld and its shareholders governed by PRC law as of the date of this annual report are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations concerning foreign investment in the PRC, and their application to and effect on the legality, binding effect and enforceability of the contractual arrangements. In particular, we cannot rule out the possibility that PRC regulatory authorities, courts or arbitral tribunals may in the future adopt a different or contrary interpretation or take a view that is inconsistent with the opinion of our PRC legal counsel.

It is uncertain whether any new PRC laws, rules or regulations relating to VIE structures will be adopted or if adopted, what affect they may have on our corporate structure.  See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our business may be significantly affected by the newly enacted Foreign Investment Law of the PRC.”

If, as a result of our contractual arrangements, we or Dasheng Zhixing, or Dasheng Helloworld is found to be in violation of any existing or future PRC laws or regulations, or such contractual arrangement is determined as illegal and invalid by the PRC court, arbitral tribunal or regulatory authorities, or we fail to obtain, maintain or renew any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•                  revoking the business licenses and/or operating licenses of Dasheng Online and/or Dasheng Zhixing, or of Helloworld Online and/or Dasheng Helloworld;

•                  discontinuing or restricting the conduct of any transactions between Dasheng Online and Dasheng Zhixing, or between Helloworld Online and Dasheng Helloworld;

•                  limiting our business expansion in China by way of entering into contractual arrangements;

•                  imposing fines, confiscating the income from Dasheng Zhixing, or Dasheng Helloworld, or imposing other requirements with which we or Dasheng Zhixing, or Dasheng Helloworld may not be able to comply with;

•                  shutting down our servers or blocking our websites;

•                  requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with Dasheng Zhixing, or Dasheng Helloworld and deregistering the equity pledges of Dasheng Zhixing, or Dasheng Helloworld;

•                  restricting or prohibiting our use of the proceeds of our equity offerings to finance our business and operations in China;

•                  imposing additional conditions or requirements with which we may not be able to comply with; or

•                  take other regulatory or enforcement actions against us that could be harmful to our business.

The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business and on our results of operations. If any of these penalties results in our inability to direct the activities of Dasheng Zhixing, or Dasheng Helloworld that most significantly impact its economic performance, and/or our failure to receive the economic benefits from Dasheng Zhixing, or Dasheng Helloworld, we may not be able to consolidate Dasheng Zhixing, or Dasheng Helloworld in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with Dasheng Zhixing and Dasheng Helloworld and their respective shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with Dasheng Zhixing and Dasheng Helloworld, as well as their respective shareholders, to operate our businesses under the WuYouYingYu (无忧英语) brand and the Hawo(哈沃) brand. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organization Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over Dasheng Zhixing and Dasheng Helloworld. For example, Dasheng Zhixing, Dasheng Helloworld and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations, including maintaining our website and using the domain names and trademarks, in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of Dasheng Zhixing and Dasheng Helloworld, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Dasheng Zhixing and Dasheng Helloworld, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance by Dasheng Zhixing, Dasheng Helloworld and their respective shareholders of their obligations under the contracts to exercise control over Dasheng Zhixing. However, the shareholders of Dasheng Zhixing and Dasheng Helloworld may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with Dasheng Zhixing and Dasheng Helloworld. We may replace the shareholders of Dasheng Zhixing and Dasheng Helloworld at any time pursuant to our contractual arrangements with it and its shareholders. However, if any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by Dasheng Zhixing, Dasheng Helloworld, Philippines Co I, Philippines Co II, Philippines Co III or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with Dasheng Zhixing and Dasheng Helloworld may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Our business may be significantly affected by the newly enacted Foreign Investment Law of the PRC.

On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, which will become effective on January 1, 2020 and replace three existing laws regulating foreign investment in China, namely, the Wholly Foreign-Invested Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. The Foreign Investment Law of the PRC embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For example, the Foreign Investment Law of the PRC adds a catch-all clause to the definition of “foreign investment” so that foreign investment, by its definition, includes “investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council” without further elaboration on the meaning of “other means.” It leaves leeway for the future legislations promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether our corporate structure will be seen as violating the foreign investment rules as we are currently leverage the contractual arrangement to operate certain businesses in which foreign investors are prohibited from or restricted to investing. Furthermore, if future legislations prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangement, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. If we fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, our current corporate structure, corporate governance and business operations could be materially and adversely affected.

Any failure by Dasheng Zhixing, Dasheng Helloworld, Philippines Co I, Philippines Co II, Philippines Co III or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If Dasheng Zhixing, Dasheng Helloworld, Philippines Co I, Philippines Co II, Philippines Co III or their respective shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law or Philippine law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if the shareholders of Dasheng Zhixing, Dasheng Helloworld, Philippines Co I, Philippines Co II or Philippines Co III were to refuse to transfer their equity interest in Dasheng Zhixing, Dasheng Helloworld, Philippines Co I, Philippines Co II or Philippines Co III to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements with Dasheng Zhixing and Dasheng Helloworld are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Under PRC law, if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over Dasheng Zhixing and Dasheng Helloworld, and our ability to conduct our business may be negatively affected.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts such as the leases and sales contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local counterpart of the SAMR. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

We have three major types of chops—corporate chops, contract chops and finance chops. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use contract chops for executing leases and commercial contracts. We use finance chops generally for making and collecting payments, including, but not limited to issuing invoices. Use of corporate chops and contract chops must be approved by our legal department and administrative department, and use of finance chops must be approved by our finance department. The chops of our PRC subsidiaries and our PRC consolidated VIEs are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our PRC subsidiaries and our PRC consolidated VIEs have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise. All designated legal representatives of our PRC subsidiaries and our PRC consolidated VIEs have signed employment agreements with us under which they agree to abide by duties they owe to us.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the department heads of the legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we monitor our employees, including the designated legal representatives of our PRC subsidiaries and our consolidated VIEs, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees or designated legal representatives could abuse their authority, for example, by binding the relevant subsidiaries or consolidated VIEs with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

The shareholders of Dasheng Zhixing and Dasheng Helloworld may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

We have designated individuals who are PRC nationals to be the shareholders of Dasheng Zhixing and Dasheng Helloworld. Dasheng Zhixing is owned by Mr. Jiajia Huang, Ms. Ting Shu and Ms. Ling Chen. Dasheng Helloworld is 100% owned by Mr. Jiajia Huang. The interests of these individuals as the shareholders of Dasheng Zhixing or Dasheng Helloworld may differ from the interests of our company as a whole. These shareholders may breach, or cause our PRC consolidated VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and Dasheng Zhixing and Dasheng Helloworld, which would have a material and adverse effect on our ability to effectively control Dasheng Zhixing and Dasheng Helloworld. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the purchase option agreements with these shareholders to request them to transfer all of their equity ownership in Dasheng Zhixing to Dasheng Online or one or more individuals designated by us, or transfer all of the equity ownership in Dasheng Helloworld to Helloworld Online or one or more individuals designated by us. We rely on Mr. Jack Jiajia Huang and Ms. Ting Shu, both of which are our directors, and Ms. Ling Chen to abide by PRC law, which provides that directors owe a fiduciary duty to the company. Such fiduciary duty requires directors to act in good faith and in the best interests of the company and not to use their positions for personal gains. If we cannot resolve any conflict of interest or dispute between us and the shareholders of Dasheng Zhixing or Dasheng Helloworld, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries, Dasheng Online and Helloworld Online, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require Dasheng Online or Helloworld Online to adjust its taxable income under the contractual arrangements it currently has in place with our PRC consolidated VIEs in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. See “Our contractual arrangements may be subject to scrutiny by the PRC tax authorities, and a finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment.”

Under PRC laws and regulations, our PRC subsidiaries, which are a wholly foreign-owned enterprise may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to an enterprise expansion fund, or a staff welfare and bonus fund. The statutory reserve funds, enterprise expansion funds and staff welfare and bonus funds are not distributable as cash dividends.

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—Risks Related to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and has a material adverse effect on our results of operations and the value of your investment.”

Our contractual arrangements may be subject to scrutiny by the PRC tax authorities, and a finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiaries, and our PRC consolidated VIEs do not represent an arm’s-length price and adjust our PRC consolidated VIEs’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by our PRC consolidated VIEs, which could in turn increase their tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties to our PRC consolidated VIEs for under-paid taxes. Our consolidated net income may be materially and adversely affected if our tax liabilities increase or if we are found to be subject to late payment fees or other penalties.

If Dasheng Zhixing, or Dasheng Helloworld becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy its assets, which could reduce the size of our operations and materially and adversely affect our business, ability to generate revenues and the market price of our ADSs.

To comply with PRC laws and regulations relating to foreign ownership restrictions in the online value-added telecommunications business, we entered into contractual arrangements with Dasheng Zhixing and Dasheng Helloworld, our PRC consolidated VIEs, as well as their respective shareholders. As part of these arrangements, Dasheng Zhixing and Dasheng Helloworld hold assets that are important to the operation of our business.

We do not have priority pledges and liens against assets of Dasheng Zhixing or Dasheng Helloworld. As a contractual and property right matter, this lack of priority pledges and liens has remote risks. If Dasheng Zhixing or Dasheng Helloworld undergoes an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of its assets and we may not have priority against such third-party creditors on assets of Dasheng Zhixing or Dasheng Helloworld. If Dasheng Zhixing or Dasheng Helloworld liquidates, we may take part in the liquidation procedures as a general creditor under the PRC Enterprise Bankruptcy Law and recover any outstanding liabilities owed by Dasheng Zhixing to Dasheng Online, or owed by Dasheng Helloworld to Helloworld Online under the applicable service agreements. To ameliorate the risks of an involuntary liquidation proceeding initiated by a third-party creditor, we closely monitor the operations and finances of Dasheng Zhixing and Dasheng Helloworld through carefully designed budgetary and internal controls to ensure that Dasheng Zhixing and Dasheng Helloworld are well capitalized and are highly unlikely to trigger any third-party monetary claims in excess of its assets and cash resources. Furthermore, Dasheng Online and Helloworld Online have the ability, if necessary, to provide finance support to Dasheng Zhixing to prevent such an involuntary liquidation.

If the shareholders of Dasheng Zhixing or Dasheng Helloworld were to attempt to voluntarily liquidate Dasheng Zhixing or Dasheng Helloworld without obtaining our prior consent, we could effectively prevent such unauthorized voluntary liquidation by exercising our right to request Dasheng Zhixing’s or Dasheng Helloworld’s shareholders to transfer all of their equity ownership interest to Dasheng Online or Helloworld Online or one or more individuals designated by us in accordance with the option agreements with the shareholders of Dasheng Zhixing or Dasheng Helloworld. In the event that the shareholders of Dasheng Zhixing or Dasheng Helloworld initiates a voluntary liquidation proceeding without our authorization or attempts to distribute the retained earnings or assets of Dasheng Zhixing or Dasheng Helloworld without our prior consent, we may need to resort to legal proceedings to enforce the terms of the contractual agreements. Any such litigation may be costly and may divert our management’s time and attention away from the operation of our business, and the outcome of such litigation would be uncertain.

Risks Related to Doing Business in China

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China. Our PRC subsidiaries are subject to various PRC laws and regulations generally applicable to companies in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties.

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

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation on Online Education

It is unclear under the current PRC laws and regulations whether an online education institution like us is required to obtain a school operating permit. On 10 August 2018, the Ministry of Justice (the “MOJ” ) published the draft submitted for approval for the amendment to the Regulations on the Implementation of the Private Education Promotion Law of the PRC (the “MOJ Draft for Approval”), for public comments. The MOJ Draft for Approval stipulates that the establishment of private training and educational organizations enrolling students of kindergarten, primary school, middle and high school age and implementing activities relating to cultural and educational courses at school, or examination-related and further education-related tutoring and other cultural and educational activities, would be subject to the review and approval of the administrative departments for education of the governments at or above the county level in accordance with the Article 12 of the Private Education Promotion Law of the PRC. The establishment of private training and educational organizations that implement activities aiming at quality promotion, personality development in the areas of linguistic competence, arts, physical activities, technology, and activities targeting at cultural education for adults and non-degree continuing education, can apply to register as the legal person directly. However, such private training and/or educational organization must not carry out the cultural and educational activities mentioned above, which requires the review and approval of the administrative departments for education. Further, such private training and/or educational organizations which provide online training and/or educational services through internet technology are required to obtain corresponding internet operation permits.

Pursuant to the MOJ Draft for Approval, a private training and educational organization like us would not be required to apply for a school operating permit. However, it is unclear what the corresponding internet operation permits refer to. As of the date of this annual report, the MOJ Draft for Approval was still pending for final approval and was not in effect, and we cannot ensure that we will not be required to apply for school operating permits in the future, or we can always obtain and maintain necessary licenses and permits for our online education business.

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

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation on After-School Tutoring

On February 13, 2018, the MOE and three other government authorities jointly promulgated the Circular on Special Enforcement Campaign concerning After-school Tutoring Institutions to Alleviate Extracurricular Burden on Students of Elementary Schools and Middle Schools, or Circular 3. Pursuant to Circular 3, the government authorities seek to alleviate after- school burden on elementary and secondary school students by carrying out a series of inspections on after-school training institutions and order those identified with potential or actual material safety risks to suspend business for self-inspection and rectification, and those without proper establishment licenses or school operating permits to apply for relevant qualifications and certificates under the guidance of competent government authorities if those after-school training institutions meet the required application conditions of the proper establishment licenses or school operating permit  s. If the after-school training institutions, which does not hold the establishment licenses nor school operating permits, does not meet the required application conditions for the aforesaid licenses and permits, they will be ordered to cease the operation.  If the after-school training institutions, which does not hold the school operating permits but does hold the establishment licenses, does not meet the required application conditions for the school operating permits, they will be ordered to cease to provide after-school training. For detail, see “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC Regulations—Regulations Relating to After-School Tutoring”.

On August 22, 2018, the State Council issued the Opinion on Supervising After-school Tutoring Institutions, or State Council Circular 80, with a position to encourage primary and secondary school students’ training in interests, hobbies, innovation and practice ability, and to standardize the subject-matter of traditional disciplines such that the level and degree of content taught by after-school tutoring providers in these traditional disciplines are aligned and consistent with the content being taught to the same students at school. One operating standard set out by State Council Circular 80 is that no in-service primary and secondary school teachers may be employed in an after-school tutoring institution and any teachers engaged in knowledge training of disciplines such as Chinese, mathematics, English, physics, chemistry and biology shall have corresponding teacher qualifications.  Only after obtaining a school operating permit and a business license (or the certificate of public institution as legal person or the registration certificate of a non-governmental non-enterprise entity) upon registration can an after-school tutoring institution provide training service.

On 20 November 2018, the General Office of the MOE, the General Office of the State Administration for Market Regulation of the PRC and the General Office of the Ministry of Emergency Management of the PRC  jointly issued the Notice on Improving the Specific Governance and Rectification Mechanisms of After-school Education Institutions (“Circular 10”), which provides that the online after-school education institutions shall file the information of their courses, such as names, contents, target students, syllabi and schedules with the provincial education departments and shall publish the name, photo, class schedule and certificate number of the teacher qualification of each teacher on their websites.

Currently none of the existing PRC Laws provides clear guidance, interpretation or implementation rules on how online education institutions should comply with the requirements contained in the abovementioned Circulars, and we cannot determine whether any further interpretations, new regulations or policies, will require online training institutions to take the same self-inspection and rectification procedures required in the Circular 3 to comply with the requirements under State Council Circular 80 for providing online after-school training services, or to file or publish required information pursuant to Circular 10, or what additional expenses may arise as a result of the implementation of such directions. For detail, see “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC Regulations—Regulations Relating to After-School Tutoring”.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where they operate their businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Dasheng Zhixing, our PRC operating entity and Dasheng Online, our PRC subsidiaries, have not made adequate employee benefit payments and we have recorded accruals for estimated underpaid amounts of RMB62.9 million, RMB50.7 million, and RMB29.6 million (US$4.3 million) as of December 31, 2016, 2017 and 2018, respectively, in our financial statements. Our failure in making contributions to various employee benefit plans and in complying with applicable PRC labor-related laws may subject us to late payment penalties. We may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and our results of operations.

The PRC Labor Contract Law was issued on June 29, 2007, and was later amended on December 28, 2012. It has reinforced the protection of employees who, under the PRC Labor Contract Law, have the right, among others, to have written labor contracts, to enter into labor contracts with no fixed terms under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. According to the PRC Social Insurance Law, which became effective on July 1, 2011 and was amended on December 29, 2018, and the Administrative Regulations on the Housing Funds, Companies operating in China are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance and housing funds plans, and the employers must pay all or a portion of the social insurance premiums and housing funds for their employees.

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

The operation of Dasheng Zhixing and Dasheng Helloworld may be deemed by relevant PRC government authority to be beyond its authorized business scope. If the relevant PRC government authorities take actions against Dasheng Zhixing or Dasheng Helloworld, our business and operations could be materially and adversely affected.

The principal regulations governing private education in China consist of the Education Law of the PRC, the Law for Promoting Private Education, or Private Education Law, and the Implementation Rules for the Law for Promoting Private Education. Under these currently effective PRC laws and regulations, private education is deemed a public welfare undertaking in China. According to the Private Education Law, establishment of private schools for academic education, pre-school education, self-taught examination support and other cultural education shall be subject to approval by the authorities in charge of education, while establishment of private schools for vocational qualification training and vocational skill training shall be subject to approvals from the authorities in charge of labor and social welfare. A duly approved private school will be granted a private school operating permit, and shall be registered as a legal person at the competent registration authorities. Sponsors of private schools may set up, at their sole discretion, non-profit or commercial private schools. Nonetheless, sponsors may not establish commercial private schools providing compulsory education. Pursuant to the Implementation Rules for the Classification Registration of Private Schools jointly issued by the Ministry of Education, or the MOE, and several other government authorities on December 30, 2016, a commercial private school shall first obtain a private school operating permit prior to its registration with the SAMR or its local counterparts. Pursuant to the Implementation Rules for the Supervision and Administration of Commercial Private Schools jointly issues by the MOE, the SAIC and Ministry of Human Resources and Social Security on December 30, 2016, commercial private training institutions shall also be treated by reference to the requirements applicable to commercial private schools.

We operate an online platform that provides online tutoring programs to students through the internet, and all of our PRC subsidiaries and our PRC consolidated VIEs are registered with Beijing AIC as commercial enterprises. On December 29, 2017, the People’s Government of Shanghai promulgated the Administration Measures of Shanghai Municipality on the Commercial Private Training Institutions, pursuant to which establishment of commercial private schools for cultural education or vocational skills training are required to obtain a private school operating permit, while the administration measures applicable to the institutions offering training service only via internet shall be formulated separately. However no specific administration measures regarding the institutions offering training service only via internet have been promulgated by Shanghai government as of the date of this annual report. On January 2, 2018, Beijing Municipal Education Commission promulgated Several Opinions on Strengthening the Administration of Private Non-degree Education Institutions in Beijing, where Dasheng Zhixing and Dasheng Helloworld are incorporated, providing that private training institutions carrying out non-academic qualifications education without obtaining required school operating permit shall be handled in accordance with the Private Education Law. The local government of Wuhan, where Houdezaiwu Online is incorporated, promulgated the Interim Measures of Wuhan for the Administration Private Training Institutions on February 6, 2018, which stipulates that the approval from the comprehensive administrative authority shall be obtained before the establishment of the private training institutions for cultural and educational training. On May 23, 2018, Tianjin Municipal Education Commission promulgated Provisions on the Administration of Private Educational and Training Institutions in Tianjin, where Tianjin Zhixing is incorporated, providing that private education training institutions shall obtain private school operating permits. However no specific administration measures regarding the institutions offering training service only via internet have been promulgated by the above-mentioned local government in Beijing, Wuhan and Tianjin as of this annual report. As of the date of this annual report, we have not received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities regarding the conducting of our business beyond authorized business scope or without any approvals and permits. However, we cannot assure you that we will not be subject to any penalties in the future. If the relevant PRC government authorities discover or determine that Dasheng Zhixing or Dasheng Helloworld operates beyond its authorized business scope, Dasheng Zhixing or Dasheng Helloworld may be ordered to complete the registration for change of business scope within a given period, failing which Dasheng Zhixing or Dasheng Helloworld is subject to a one-time fine of RMB10,000 to RMB100,000, or may be ordered to cease its operation if the relevant authorities determine that Dasheng Zhixing or Dasheng Helloworld is operating without any approval or permit required. If we fail to obtain a private school operating permit after the local rules or guidelines on registration of pure online commercial training institutions have been promulgated in provinces or cities where our PRC Entities is incorporated, we may be prohibited from continuing operating our current business until we obtain the required permit.

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

The internet industry in China is highly regulated by the PRC government. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC Regulations.” We are required to obtain and maintain various licenses and permits and fulfill registration and filing requirements in order to conduct and operate our business currently carried out, and we may be required to obtained additional licenses or permits for our operations as the interpretation and implementation of current PRC laws and regulations are still evolving, and new laws and regulations may also be promulgated. We currently, through our PRC variable interest entity, Dasheng Zhixing, hold an ICP license for our four websites, which is valid through August 19, 2021 and is subject to annual review. Dasheng Helloworld plans to apply for an ICP License when it fulfills the statutory application requirements. We, however, may be required to obtain additional licenses or expand the authorized business scope covered under the licenses it currently holds. For example, the contents we use on our websites or mobile apps, including the course materials and video-audio contents we licensed from third parties, may be deemed “Internet cultural products”, and our use of those contents may be regarded as “Internet cultural activities”, thus we may be required to obtain an Internet Culture Business Operating License for provision of those contents through our online platform as currently there is no further official or publicly-available interpretation of those definitions. We currently hold an Internet Culture Business Operating License that is valid until May 11, 2019 and such license allows us to operate animation products through the internet. We may be required to expand the scope of our license if the authorities take the view that the contents on our websites constitute other categories of “internet cultural products.” We currently hold a Publication Business Operating License that is valid until April 30, 2022 and such license allows us to sell books, newspapers, periodicals, audio-video products, and electronic publications, both offline and online.  In addition, our providing content through our online platform may be regarded as “online publishing” and may thus subject us to the requirement of obtaining an Online Publishing License. If we fail to obtain or maintain any of the required licenses or approvals, its continued business operations in the Internet industry may subject it to various penalties, such as confiscation of illegal revenues, fines and the discontinuation or restriction of its operations. Any such disruption in the business operations of our affiliated entities will materially and adversely affect our business, financial condition and results of operations.

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

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the PRC economy since 2012. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies. There have also been concerns over unrest in Ukraine, the Middle East and Africa, which have resulted in volatility in oil and other markets. In addition, there have been concerns about the territorial disputes involving China in Asia and the economic effects of such disputes. Economic conditions in China are sensitive to global economic conditions. Although the PRC economy has grown significantly from time to time, that growth may not continue, as evidenced by the slowing of the growth of the PRC economy since 2012 to 2018. Any severe or prolonged slowdown in the PRC economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into these subsidiaries, limit PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

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

These circulars require PRC residents to register with qualified banks in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, which is referred to in SAFE Circular 37 as a “special purpose vehicle.” These circulars further require amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC residents, share transfer or exchange, merger, division or other material events. In the event that a PRC resident holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

We cannot assure you that all of our shareholders or beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by all relevant foreign exchange regulations. Mr. Jack Jiajia Huang and Ms. Ting Shu, who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents have completed the initial foreign exchange registrations, amended their registrations to reflect our corporate restructuring in November 2014, but have not updated their registrations required in connection with our recent corporate restructuring. In addition, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make such registrations, and we may not be able to compel them to comply with all relevant foreign exchange regulations. The failure or inability of such individuals to comply with the registration procedures set forth in these regulations may subject us to fines or legal sanctions, restrictions on our cross-border investment activities or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

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

PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of our equity offerings to make loans to our PRC subsidiaries and PRC consolidated VIEs or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries, Dasheng Online and Helloworld Online. We may make loans to our PRC subsidiaries and PRC consolidated VIEs subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our PRC subsidiaries.

Any loans to our PRC subsidiaries, which are treated as a foreign-invested enterprise under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local branch of the SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by or filed with, as the case may be, the MOFCOM or its local counterpart and the amount of registered capital of such foreign-invested company. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC Regulations—Regulations Relating to Foreign Investment.” There is no difference between the total amount of investment and the registered capital for Dasheng Online. The difference between the total amount of investment and the registered capital for Helloworld Online is approximately USD 15 million. We may also decide to finance our PRC subsidiaries by means of capital contributions. Our capital contributions to our PRC subsidiaries Dasheng Online and Helloworld Online, Foreign-Invested Enterprises, or FIEs that we believe do not fall within the scope of special administration measures for foreign investment admission, must be filed with the MOFCOM or its local counterpart. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC Regulations—Regulations Relating to Foreign Investment.” We cannot assure you that we will be able to complete the necessary registration on a timely basis, or at all. If we fail to complete the necessary registration, our ability to make loans or equity contributions to our PRC subsidiaries may be negatively affected, which could adversely affect our PRC subsidiaries’ liquidity and its ability to fund its working capital and expansion projects and meet its obligations and commitments.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless otherwise provided by law. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties. On July 4, 2014, SAFE issued the Circular of the SAFE on Relevant Issues Concerning the Pilot Reform in Certain Areas of the Administrative Method of the Conversion of Foreign Exchange Funds by Foreign-invested Enterprises, or SAFE Circular 36, which launched the pilot reform of administration regarding conversion of foreign currency registered capitals of foreign-invested enterprises in 16 pilot areas. According to SAFE Circular 36, some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capitals of an ordinary foreign-invested enterprise in the pilot areas, and such foreign-invested enterprise is permitted to use Renminbi converted from its foreign-currency registered capital to make equity investments in the PRC within and in accordance with the authorized business scope of such foreign-invested enterprises, subject to certain registration and settlement procedure as set forth in SAFE Circular 36. On March 30, 2015, SAFE promulgated Circular on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, to expand the reform nationwide. SAFE Circular 19 came into force and replaced both SAFE Circular 142 and SAFE Circular 36 on June 1, 2015. However, SAFE Circular 19 continues to prohibit a foreign-invested enterprise from, among other things, using RMB funds converted from its foreign exchange capitals for expenditure beyond its authorized business scope, providing entrusted loans or repaying loans between non-financial enterprises. On June 9, 2016, SAFE promulgated Circular on Reforming and Regulating the Management Policy regarding the Settlement of Foreign Exchange Capital of Capital Accounts, or SAFE Circular 16, which took effect on the same date. Compared to SAFE Circular 19, SAFE Circular 16 not only provides that, in addition to foreign exchange capital, foreign debt funds and proceeds remitted from foreign listings should also be subject to the discretional foreign exchange settlement, but also lifted the restriction, that foreign exchange capital under the capital accounts and the corresponding Renminbi capital obtained from foreign exchange settlement should not be used for repaying the inter-enterprise borrowings (including advances by the third party) or repaying the bank loans in Renminbi that have been sub-lent to the third party. The provisions prohibiting against a foreign-invested enterprise using RMB funds converted from its foreign exchange capitals for expenditure beyond its authorized business scope, however, survive SAFE Circular 16. Violations of these circulars could result in severe monetary or other penalties. These circulars may significantly limit our ability to use RMB converted from the net proceeds of our equity offerings to fund the establishment of new entities in China by our PRC subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish new consolidated VIEs in the PRC.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or PRC consolidated VIEs or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from our equity offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and has a material adverse effect on our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law, or the EIT Law, that became effective in January, 2008 and was amended on February 24, 2017 and December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, a circular, known as SAT Circular 82, issued in April 2009 by the State Administration of Taxation, or the SAT, specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued a bulletin, known as SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals.

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

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or SAFE Circular 7, replacing the previous rules issued by SAFE in March 2007. Under the SAFE Circular 7 and other relevant rules and regulations, PRC residents who participate in a stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiaries of the overseas publicly listed company or another qualified institution selected by the PRC subsidiaries, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC Regulations—Regulations on Stock Incentive Plans.” We and our PRC employees who have been granted share options and restricted shares are currently subject to these regulations. Failure of our PRC share option holders or restricted shareholders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us, or otherwise materially adversely affect our business.

Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are a holding company incorporated in the Cayman Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our PRC subsidiaries’ ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiaries to distribute dividends to us or on the ability of our PRC consolidated VIE to make payments to us may restrict our ability to satisfy our liquidity requirements.

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

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries in China are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar in 2005, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. During the period between July 2008 and June 2010, the exchange rate between the RMB and the U.S. dollar had been stable and traded within a narrow range. However, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government indicated that it would make the foreign exchange rate of the RMB more flexible. Thus, since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. In August 2015, the People’s Bank of China changed the way it calculates the mid-point price of Renminbi against the U.S. dollar, requiring the market-makers who submit for reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. And on November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi would be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. . In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. However, over the year of 2017, RMB had risen almost 7% against the U.S. dollar partly because of the weakened U.S. dollar but mainly due to Chinese government’s policy to keep the currency stable in avoidance of capital flight outside of China. In 2018, the Renminbi had kept depreciating against the U.S. dollar significantly until bouncing back near the end of the year. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

The trading prices of our ADSs have fluctuated since we first listed our ADSs. In 2018, the trading price of our ADSs has ranged from US$5.15 to US$13.73 per ADS. The trading prices of our ADSs may continue to fluctuate and be volatile due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In recent months, the widespread negative publicity of alleged fraudulent accounting practices and poor corporate governance of certain U.S. public companies with operations in China were believed to have negatively affected investors’ perception and sentiment towards companies with connection with China, which significantly and negatively affected the trading prices of some companies’ securities listed in the U.S. Once we become a public company, any similar negative publicity or sentiment may affect the performances of our ADSs. A number of PRC companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. In addition, the stock market in general, and the market prices for companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some PRC companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other PRC companies may also negatively affect the attitudes of investors towards PRC-based companies in general, including us, regardless of whether we have conducted any inappropriate activities. Further, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets. Moreover, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect operating performance. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, some of whom have been granted restricted share units under our share incentive plan.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share, with Class A and Class B ordinary shares voting together as one class on all matters subject to a shareholders’ vote. As of February 28, 2019, our Class B ordinary shares represent 72.9% of our total outstanding ordinary shares on an as-converted basis and entitle their holders to 96.4% of our total voting power.

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

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). Although the law in this regard is not clear, we treat our consolidated VIEs as being owned by us for U.S. federal income tax purposes because we exercise effective control over the consolidated VIEs and are entitled to substantially all of their economic benefits. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. Assuming that we are the owner of our consolidated VIEs for U.S. federal income tax purposes, and based upon our income and assets (taking into account goodwill and other unbooked intangibles) and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2018 and do not anticipate becoming a PFIC in the foreseeable future.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands (2018 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

•                  an exemption from having an audit committee comprised of at least three members;

•                  an exemption from having a compensation committee that is composed entirely of independent directors; and

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

ITEM 4.                        INFORMATION ON THE COMPANY

A.                                    History and Development of the Company

We began our operations in July 2011 through Beijing Dasheng Zhixing Technology Co., Ltd., or Dasheng Zhixing, a PRC domestic company, which has become our consolidated VIE through a series of contractual arrangements. 51Talk English Philippines Corporation, or Philippines Co I, was incorporated in August 2012 to conduct our business operations in the Philippines, including teacher sourcing, teacher engagement, teacher training, teacher quality control, course content development and free trial lessons.

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

In October 2014, we undertook an internal reorganization, pursuant to which we established two new subsidiaries, namely 51Talk English International Limited, or COE HK Co II, in Hong Kong and China Online Innovations Inc., or Philippines Co II, in the Philippines. Since the reorganization, foreign teachers delivering paid lessons on our platform no longer entered into service agreements with Philippines Co I, but rather entered into service agreements with COE HK Co II. Furthermore, we transferred the bulk of our Philippine business operations from Philippines Co I to Philippines Co II, and we began to enter into employment agreements with new full-time employees in the Philippines via Philippines Co II. In January 2016, we established a new subsidiary in the Philippines, On Demand English Innovations Inc., or Philippines Co III. In April 2016, we transferred all business operations and most of the assets of Philippines Co I to Philippines Co III. After these internal reorganizations, Philippines Co III conducts our business operations relating to the free trial lessons delivered by our free trial teachers based in Baguio City, Philippines and Philippines Co II conducts the remainder of our business operations in the Philippines, including teacher sourcing, teacher recommendation, teacher training, teacher quality control, course content development and free trial lessons offered by our free trial teachers based in Manila, Philippines.

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

In July 2018, we incorporated Helloworld Online Education Group, Helloworld Online Cayman, under the laws of the Cayman Islands as a wholly owned subsidiary of COE. In August 2018, Helloworld Online Education Group (HK) Limited, was incorporated in Hong Kong as a wholly owned subsidiary of Helloworld Online Cayman. Beijing Helloworld Online Technology Co., Ltd., was set up in September 2018 as a wholly owned subsidiary of Helloworld Online Education Group (HK) Limited in the PRC. Beijing Dasheng Helloworld Technology Co., Ltd. was set up in July 2018 as an operating entity of the business of small-class lessons. Through a series of contractual arrangements, we obtained control over Beijing Dasheng Helloworld Technology Co., Ltd, and treat it as a consolidated VIE.

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

English education in China traditionally focuses on test preparation instead of improving English proficiency, especially improving English communication skills. To address this unmet need, we have developed proprietary online and mobile education platforms that enable students across China to take live interactive English lessons with overseas foreign teachers, on demand, fostering the development of all aspects of English proficiency. We employ student and teacher feedback and data analytics to deliver a personalized learning experience. Our lessons are highly affordable, with each 25-minute one-on-one lesson delivered by independently contracted Filipino teachers, on average costing approximately RMB35.5 (US$5.2), in the last quarter of 2018.

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

We develop and tailor our proprietary curriculum specifically to our interactive lesson format and our goal of building an interactive and immersive English learning environment. Our flagship courses, Classic English Junior and Classic English, place specific emphasis on the development of English communication skills. We complement our flagship offerings with American Academy and Small Class courses, as well as a number of specialty courses aimed at situation-based English education needs, such as our 51 Talk New Concept English course, as well as Business English and IELTS Speaking.

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

Our proprietary online and mobile education platforms, particularly our Air Class platform, are critical to students’ learning experience. The Air Class platform integrates a number of features that allows us to closely simulate, and in some ways surpass, a traditional classroom experience. Our 51Talk mobile app, which serves as an integral part of our students’ overall learning experience, allows students to book and manage lessons, access pre-lesson preparation and review materials, and take lessons at locations of their choice. Approximately 97.2% of our active students utilized our mobile app in the three months ended December 31, 2018.

Our gross billings increased from RMB868.7 million in 2016 to RMB1,426.9 million in 2017, and further to RMB1,703.0 million (US$247.7 million) in 2018. We define gross billings for a specific period as the total amount of cash received for the sale of course packages and services in such period, net of the total amount of refunds in such period. We have experienced significant growth in net revenues, which increased from RMB418.3 million in 2016 to RMB848.0 million in 2017, and to RMB1,145.5 million (US$166.6 million) in 2018. We incurred a net loss of RMB514.8 million, RMB580.8 million and RMB416.7 million (US$60.6 million) in 2016, 2017 and 2018, respectively.

We have experienced significant growth in the K-12 online English education market, which has since become our main focus. In 2015, we released our Classic English Junior course which is customized to the learning objectives and patterns of K-12 students. We have also implemented a series of targeted initiatives to better engage K-12 students and their parents. As a result, K-12 students’ contribution to our overall gross billings reached 89.1% in the last quarter of 2018, compared to 80.3% in the last quarter of 2017. In March 2016, we launched our 51Talk New Concept English course, which is a test preparation course tailored for K-12 students, and in May 2016, we introduced American Academy course package with teachers from North America mainly catering to children five to 12 years old. In June 2017, we launched our small class program for K-12 students, which offers students a motivating learning environment with fixed classmates and fixed teachers.

The following table sets forth our key operating data for the periods indicated:

	For the Year Ended December 31
	2016	2017	2018
Summary of Operating Data
Gross billings (1) (in RMB millions)	868.7	1,426.9	1,703.0
Gross billings contributed by K-12 students (in RMB millions)	480.9	1,064.4	1,466.6
Active students (2) (in thousands)	163.2	249.7	310.0
Paying students (3) (in thousands)	130.5	172.5	169.6
Average spending per paying student (in RMB thousands)	6.6	8.2	10.1

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

Lessons are typically 25 minutes long. Teachers and students interact using real-time audio and visual streaming technology. Our proprietary Air Class platform allows students to see the teacher and view the interactive white boards and course materials, on their desktop, laptop or mobile device. This makes the instructional process more efficient and the learning experience more interactive.

Our teachers provide instructions using our standardized curriculum. Within the framework of our standardized course materials, our one-on-one lesson format allows our teachers to adjust the pace of each lesson according to student performance and reaction, thus accommodating students across all learning curves.

In order to give students a consistent and seamless learning experience from different teachers, after each lesson teachers record the strengths of the students, summaries of knowledge points and areas that need improvement  and other information that would be helpful to teachers of future lessons. These memos are available to future teachers that the student might schedule lessons with, allowing subsequent teachers to be briefed on the student’s learning background and to continue to provide the student an adaptive and effective learning experience. Furthermore, these memos are also made available to students as a study tool.

In the third quarter of 2015, we began offering one-on-one lessons with Western teachers to complement our pool of Filipino teachers. Each such lesson also lasts for 25 minutes, and is offered at a price higher than the price of one-on-one lessons with Filipino teachers.

In the second quarter of 2016, we launched the American Academy program, which includes North American teachers and mainly caters to children from five to twelve years old. Each one-on-one lesson with North American teachers lasts for 25 minutes, and is offered at a higher price higher than the price of one-on-one lessons with Filipino teachers.

Small-class lessons

Leveraging our experience in group lesson format, in June 2017, we launched our small-class program to give students more options that cater to their needs to learn with peers, with fixed schedule, fixed classmates and fixed teachers.

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

For our small-class lesson, we offer both Filipino teacher and North American teacher options for students, with the latter offered at a higher price.

Group lessons

We offer group lessons offered by foreign teachers that last for 50 minutes and can accommodate up to six students. Our group lessons taught by foreign teachers cover a wide range of interest-based topics, and are designed to foster lively group discussions among students. Since January 26th, 2019, we no longer offer such group lessons to our new students.

In addition, we have been offering group lessons taught by Chinese tutors since the fourth quarter of 2015. The purpose of such group lessons is to build a basic level of English proficiency and to serve as a transition for students to eventually become comfortable taking lessons with foreign teachers. Since December 2017, we no longer offer such group lessons to our new students.

The course materials for group lessons include a combination of phonetics training and beginner level Classic English Junior or Classic English course content, with the Classic English Junior or Classic English course content revised by adding more situation-based examples. Each group lesson for K-12 students lasts for 50 minutes, and can accommodate up to five students. Each group lesson for adults can accommodate up to seven students, and lasts for 50 minutes.

In our American Academy program, we offer 25-minute group reading lessons taught by North American teachers to complement the one-on-one lessons. The course materials for such group lessons are primarily English picture storybooks.

In 2018, our students booked a total of 23.3 million paid lessons, including one-on-one, small-class and group lessons, compared with 18.2 million paid lessons in 2017. In the last three months of 2018, our students booked a total of 6.3 million paid lessons. When calculating the number of paid lessons for our small-class and group lessons, we use the number of lessons that teachers gave instead of the number of lessons that students booked, to avoid double counting of paid lessons when multiple students took the same class.

Other Live Broadcasting lessons

In addition to the above three types of lesson formats, we also offer live broadcasting lessons taught by Chinese or foreign teachers to meet various needs of students and to reach a more diversified student base. The lessons cover interest-based topics. Some live broadcasting lessons are free of charge.

Effective Practice

Students are encouraged to preview course materials through the Air Class platform. Pre-lesson learning is particularly important, as such process allows students to engage in more productive interactions with teachers or other students during live lessons.

Our pre-lesson studying system contains key vocabulary and grammar learning points, illustrated by explanations and examples. Our system is also interactive, featuring audio functions that allow students to hear the correct pronunciation of key vocabulary words and model sentences. Students can record their pronunciation of individual words to be graded by our system. To build a more instinctive understanding of the English language for our students, our pre-lesson studying system relies on graphic illustrations to explain the meaning of vocabulary and phrases, rather than simply presenting the Chinese translation.

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

Teaching and Mentoring from Chinese Teachers

We maintain a pool of Chinese English teachers for our K-12 students. Our Chinese teachers host weekly preview and review lessons as part of the small class program. They also assign and grade homework, as well as provide timely responses to students and parent’s inquiries through managing WeChat study groups. To ensure that our Chinese teachers are suitably qualified to support our students, we have established stringent selection criteria and make hiring decisions based on English proficiency, academic qualifications and teaching experience. We require our Chinese teacher to possess, at a minimum, a college degree. We had 329 (including 25 full-time employees and 304 outsourced personnel) Chinese teachers as of December 31, 2018.

Foreign Teachers

Our teaching staff is critical to the quality of our programs and to promoting our brand and reputation. We have assembled a large pool of teachers in the Philippines as well as in North America who deliver paid lessons based on their individual availability, at appropriate locations of their choice, and are paid according to the number of lessons they teach. Teachers who deliver paid lessons are generally engaged by us as independent contractors. We enter into service agreements with our teachers for an initial term of one year which automatically renews at the end of each term. We monitor the aggregate number of hours our teachers teach each day and the rate at which our students take lessons in order to provide both an optimal number of teachers for our large and growing student base and sufficient teaching opportunities for our teachers. As of December 31, 2016, 2017 and 2018, we had approximately 7.7 thousand, 15.0 thousand and 21.0 thousand available teachers who have been qualified to deliver lessons on our platform, respectively. In addition, teachers who give free trial lessons, all of whom are our full-time employees, may also deliver paid lessons to fully utilize their office hours.

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

To ensure the quality of our teachers, we seek teachers capable of, and preferably experienced in, delivering effective instruction. Given the interactive nature of our live lessons, we seek to engage teachers who have a strong command of the English language and good communication skills. Prospective candidates must go through a resume screening, phone interview screening, pre-service orientation, new teacher training and demonstration in order to be qualified to deliver live lessons to our students. In each of 2016 and 2017, we qualified only approximately 2.2% of the total applicants in the Philippines each year. We qualified only approximately 4.5% of the total applicants in the Philippines in 2018.

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

We currently offer two flagship courses, namely Classic English Junior and Classic English, both of which were developed under the guidance of the Common European Framework of Reference for Languages: Learning, Teaching, Assessment, or the CEFR. We launched our Classic English Junior course in 2015, our 51Talk New Concept English course in March 2016, our American Academy course package in May 2016 and our Small Class course package as part of our efforts to expand further into the K-12 English education market. In addition, we offer a number of specialty English courses aimed at situation-based English education, such as in business settings.

Classic English Junior and Classic English

Classic English Junior and Classic English are our flagship courses and are taken by the substantial majority of our students, with the former targeting K-12 students and the latter catering to adult students. Our proprietary Classic English curriculum and course materials were developed under the guidance of the CEFR and are grouped into six general stages of English proficiency, splitting across a total of 16 levels. In addition to being guided by the CEFR, our proprietary Classic English Junior curriculum and course materials are developed under the further guidelines of the Content and Language Integrated Learning teaching method, and are split across 10 levels (from L0 to L9) in aggregate. As a curriculum for K-12 students, our Classic English Junior course materials are adapted in particular to the learning patterns of children and teenagers, with a strong emphasis on teaching the subject matters in addition to English language skills.

The different levels of our Classic English Junior and Classic English course materials correspond to the English proficiency levels of new students as determined by our initial assessment process and also correspond to the six levels of language proficiency as described under the CEFR. Students are recommended to begin on our platform with the level of Classic English Junior or Classic English that corresponds to their individual English proficiency. In order to advance to a higher level of Classic English Junior or Classic English course, a student is encouraged to take a level advancement test designed to test the student’s grasp of the key knowledge points from the previous course level. Such exams also serve as a studying tool for students to hone what they had previously learned during the course by requiring students to review their notes and study materials from earlier lessons.

We continue to expand our K-12 student course offerings and employ targeted marketing strategies to capture K-12 student market opportunities. In March 2016, we launched a new course, 51Talk New Concept English, which is an advanced course tailored for K-12 students. In May 2016, we introduced a new course package, American Academy, which mainly includes North American teachers with primary school and kindergarten teaching experience and caters to children five to twelve years old. The American Academy curriculum and course materials are developed under the guidelines of the Common Core State Standards, and are split across eight levels.

In June 2017, we introduced our small class program. The Small Class curriculum and course materials are developed under the guidelines of the CEFR, and are split across six levels. The course materials are integrated with features of interactions and gamifications to enhance student collaboration and positive competition in a peer learning environment.

Specialty courses

In addition to our flagship courses, we currently offer various specialty English courses aimed at situation-based English education. Our most popular specialty courses include Business English, IELTS Speaking, Free-talk, Interview English, Travel English and Daily English.

Course Content Development

Team

We have dedicated course content development teams based in Beijing and Manila, employing a total of 101 professionals as of December 31, 2018. Our content development team members focus exclusively on developing, updating and improving our curriculum and course materials. We leverage the familiarity of our professionals in Beijing with the learning patterns of Chinese students, as well as the high English proficiency of our professionals in the Philippines to produce customized and high quality course material for our students.

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

Mobile app

Our mobile platform is an integral part of our students’ overall learning experience. Through our mobile app, we enhance the learning experiences of our students with better flexibility and higher frequency of engagement. It allows students to book and manage lessons, access pre-lesson preparation and review materials and take lessons over their mobile devices. It also supports live lessons with features specifically designed for mobile devices. We continually upgrade and optimize our mobile app to improve our student experience. Approximately 97.2% of our active students accessed our mobile platform at least once during the three months ended December 31, 2018. We offer our mobile app on both iOS and Android.

Students

In 2016, 2017 and 2018, we had 163.2 thousand, 249.7thousand and 310.0 thousand active students, respectively. An “active student” for a specified period refers to a student who booked at least one paid lesson, excluding those students who only attended paid live broadcasting lessons or trial lessons. A lesson is considered “booked” when it is taken or when the student to such lesson is confirmed absent.

Profile

In the fourth quarter of 2018, 83.7% of our active students were K-12 students, compared to 74.0% in the fourth quarter of 2017, and 16.3% were working adults. The percentage of K-12 students has risen in the past year as we expanded our targeted marketing efforts and launched the flagship Classic English Junior course, 51Talk New Concept English course, and American Academy program and Small Class program to cater to K-12 English education needs.

In the fourth quarter of 2018, 40.3% of our active students resided in tier-one cities in China. We plan to increase penetration in our existing geographic markets in China and further expand into new ones with great growth potential.

Student Services

We employ a service-oriented approach and devote significant resources to developing course-related support and services for our students.

Our technology support personnel are available during lesson hours to monitor and provide real-time support services to students encountering technical difficulties.

In addition to the student services described above, our general student service representatives counsel potential and existing students on our courses, assist in course-package purchases, handle student complaints and provide other support services. They are available online and by phone between 9:00 a.m. and 10:00 p.m., seven days a week. Our dedicated general student service team had 136 individuals (including eight full-time employees and 128 outsourced personnel) as of December 31, 2018. We engage student service personnel from candidates with good communication skills and student service ethics and provide on-the-job training for our new staffs. We conduct ongoing evaluations of our student service staff and provide periodic training to improve their skills.

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

Branding

We are focused on promoting our 51Talk brand and to increase the overall effectiveness of our sales and marketing efforts. In August 2017, we engaged Jia Nailiang, a well-known actor in China, as our ambassador. In February 2019, we engaged Wang Junkai, a famous singer in China, as our new ambassador. Since 2017, we held annual national English language competition in China to improve brand awareness and instill a sense of competitive learning among prospective K-12 students. In March 2018, we announced that our 51Talk brand will represent our K-12 one-on-one mass market program, and we further positioned our small class offering under the Hawo (哈沃) brand, our adult English courses under the WuYouYingYu (无忧英语) brand, and our North American teacher one-on-one offering under the American Academy brand.

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

Referrals

We have historically generated a significant percentage of our sales leads through word-of-mouth referrals by our students and parents. New enrollments through word-of-mouth referrals has benefited from the rapid growth in our student base, as well as our reputation, brand and the proven learning results of our students. We integrated social network functionalities into our mobile app and utilize social network platforms such as WeChat to encourage students to share their learning experience with their friends. For the fourth quarter of 2018, the K-12 referral rate was 69.9%. We define the referral rate of K-12 students for a certain period as the percentage of new paying K-12 students in such period who indicated to us that they were referred by other people to our platform.

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

We also experimented physical experience centers to showcases our lessons to prospective students. Sales representatives in our experience centers assist prospective students with course enrollment. As of December 31, 2018, we had two experience centers open in Guangzhou, China.

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

In addition, since March 2016, we began to work with public schools in China to offer free online group lessons taught by foreign teachers to their students. We currently utilize this channel mainly to acquire students for our small class program. As of December 31, 2018, students from over 4,700 public schools had attended the free group lessons. Students may pay nominal fees to obtain certain privileges in class, such as priority to interact with teachers. We also introduced our free WuYouKeTang (无忧课堂) app on iOS and Android in September 2016 for students attending such lessons. We had approximately 2.2 million cumulative activations as of December 31, 2018, as well as approximately 366 thousand monthly active users for the month of December 2018. A monthly active student of WuYouKeTang for a specific month refers to a WuYouKeTang user who launched the WuYouKeTang mobile app at least once during such month. Cumulative activations as of a given date refers to the total number of students who registered as our users since March 2016.

Sales Process

The sales leads generated by our various marketing channels are initially handled by our tele-marketing teams. The primary function of our tele-marketing personnel is to encourage prospective students who have registered their information on our online and mobile platforms to sign-up for free trial lessons and to assist with the sign-up process.

We offer free trial lessons to prospective one-on-one lesson program students. In addition to giving prospective students a preview of our interactive learning experience, we also use free trial lessons to assess the English proficiency of prospective students. A majority of our free trial lessons are delivered by our free trial teachers, who are our full-time employees. We have a highly selective process for free trial teachers. Free trial teachers must also participate in regular training programs. A significant portion of the training programs for free trial teachers concern salesmanship and client communication. As of December 31, 2018, we had 952 free trial teachers (All of them are full-time employees).

Once prospective students have completed their trial lessons, our dedicated course consultants will offer feedback on the results of their English proficiency assessment, as well as introduce our holistic learning solution to prospective students. Based on this assessment and the data we had gathered from the student questionnaires, our course consultants recommend an appropriate starting level and provide advice as to the most appropriate course package and study plan for each prospective student. As of December 31, 2018, we had a total of 1,618 (including 51 full-time employees and 1,567 outsourced personnel) dedicated course consultants.

After a student has purchased a course package, the student is assigned to an account manager who provides personalized and ongoing support services. Our account managers track the English proficiency progress as well as the lesson booking and participation status of each student. Our account managers also assist students with future lesson bookings and course selection to increase their activity level on our platform and regularly communicate with our students to solicit their feedback on our education program, such as teaching quality and learning experience. As of December 31, 2018, we had a total of 872 (including 34 full-time employees and 838 outsourced personnel) account managers. Our account manager team plays a critical role in increasing the course package upgrades and renewals among our students.

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

Fees

We offer the following payment plans for our students:

Prepaid credit Packages. As of February 2019, we offer prepaid credit packages ranging from 60 lesson credits to 150 lesson credits with validity periods of three months to K-12 students, prepaid credit family packages ranging from 130 lesson credits to 240 lesson credits with validity periods ranging from 360 days to 540 days to families, and standard prepaid credit packages ranging from 60 lesson credits to 450 lesson credits with validity periods ranging from 180 days to 980 days to adult students. Each 25-minute one-on-one live lesson and 50-minute group lesson with Filipino teachers per student costs one lesson credit. Each 25-minute one-on-one live lesson with Western teachers costs four lesson credits before February 14, 2019 and five lesson credits after February 14, 2019. The price of our standard prepaid credit packages varies based on the number of credits purchased and the validity periods. Students can book lessons at any time within the validity period. Since the second quarter of 2017, we introduced prepaid credit packages with minimum monthly consumption of 15 credits to help students build study habits. This type of packages is priced at a slight discount compared to the standard prepaid credit packages, and has been gaining popularity among our students. To offer our students more options and especially during promotional campaigns, we also offer different types of prepaid credit packages with various number of credits.

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

We used to offer prepaid membership packages with which students can book one lesson per day within their membership period. Since the third quarter of 2017, we no longer offer prepaid membership packages.

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

We accept fee payments through major third party online payment channels in China, including Alipay, WeChat Pay, 99Bill.com and Union Pay, major credit cards and bank transfer. Since January 2018, we offer refunds for unused packages for K-12 students within 180 days after purchase. For other students, we offer refunds for unused packages within 30 days after purchase.

Competition

The online English education services market in China in general, and especially for K-12 students, is fragmented, rapidly evolving and highly competitive. We face competition in general English proficiency education, as well as in K-12 and other specialized areas of language education, from existing online and offline companies. We face competition from other companies that provide online English education as well as from those that provide traditional offline English education in China. We also face competition from other online and mobile platforms or internet companies that plan to expand their business into English education.

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

We believe that we are well-positioned to effectively compete in the markets in which we operate on the basis of our innovative approach to online English education, immersive and interactive learning environment, scalable and efficient business model, extensive and high-quality teacher network, high course quality, strong course development capabilities and experienced management team. However, some of our current or future competitors may have longer operating histories, greater brand recognition, or greater financial, technical or marketing resources than we do. For a discussion of risks related to competition, see “Item 3. Key Information — D. Risk Factor —Risk Related to Our Business and Industry—We face significant competition, and if we fail to compete effectively, we may lose our market share or fail to gain additional market share, which would adversely impact our business and financial conditions and operating results.”

Seasonality

Seasonal fluctuations have affected, and are likely to affect our business in the future. Historically, our industry experiences lower growth rate in gross billings and net revenues in the first quarter due to the Chinese New Year holiday, and our industry enjoys increases in growth in gross billings and net revenues during the summer months. We also noticed that K-12 students tend to take more lessons in the third quarter due to summer holidays and less in the fourth quarter during the fall semester as school workload is heavier, which affect our revenue recognitions for those quarters. Overall, the historical seasonality of our business has been relatively mild due to our rapid growth. As the percentage of K-12 students among our paying students and active students has been increasing during the past year, the seasonality may become more prominent, especially in the third quarter. Due to our limited operating history, the seasonal trends that we have experienced in the past may not be indicative of our future operating results. See “Item 3. Key Information — D. Risk Factor—Risks Related to Our Business and Industry—Our results of operations are subject to seasonal fluctuations.”

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

Admission of investment activities in the PRC by foreign investors are principally governed by the Guiding Provisions and the FIE Catalog, which was promulgated and is amended from time to time by MOFCOM and the National Development and Reform Commission, or NDRC. According to the latest FIE Catalog amended on June 28, 2017, or the 2017 FIE Catalog, industries were divided into three categories: encouraged, restricted and prohibited. Restricted and prohibited industries were set forth in the negative list for access of foreign investments which subject to special administrative measures. On June 28, 2018, the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2018 Version), or the Negative List, was promulgated jointly by the MOFCOM and NDRC and became effective on July 28, 2018, replaced and partly abolished the 2017 FIE Catalog regulating the access of foreign investors to China. Pursuant to the Negative List, foreign investors should refrain from making investing in any of prohibited sectors specified in the Negative List, and foreign investors are required to obtain the permit for access to other sectors that are listed in the Negative List but not classified as “prohibited”. According to the Negative List, the percentage of foreign ownership of value-added telecommunications services cannot exceed 50% (except for e-commence).

The establishment, alteration and approval procedures, and the registered capital requirements, foreign exchange, accounting practices, taxation and labour matters of an FIE in the PRC are mainly regulated by the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law, the Wholly Foreign-invested Enterprise Law and the implementation regulations and rules of the aforementioned three laws.  Pursuant to the aforementioned laws and regulations, the establishment and alteration of any FIE used to be subject to prior approval from the MOFCOM or its local counterparts, in addition to the approval from other competent government authorities, if applicable. On September 3, 2016, the NPC Standing Committee promulgated the Decision on Amendment of Four Laws Including the Law of the People’s Republic of China on Wholly Foreign-invested Enterprises, or the FIE Amendment, effective as of October 1, 2016. Pursuant to the FIE Amendment, an FIE which does not fall within the scope of special administrative measures for foreign investment admission stipulated by the State or approval procedures shall no longer be subject to prior approval from the MOFCOM or its local counterparts. Instead, pursuant to the Provisional Measures for Filing Administration of Establishment and Changes which were promulgated by the MOFCOM on October 8, 2016 to further implement the FIE Amendment and became effective on the same date, where establishments and changes to an FIE do not fall within the scope of special administration measures for foreign investment admission as stipulated by the State, the FIE only needs to go through filing procedures instead of the procedures for approvals, and the filing can be made either prior to or after the registration with the SAMR or its local counterparts. However, where establishments and changes to an FIE fall within the scope of the special administration measures for foreign investment admission as stipulated by the State, the FIE shall still go through procedures for approvals, prior to the registration with the SAMR or its local counterparts, in accordance with the relevant laws and regulations governing foreign investment.

On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, which will become effective on January 1, 2020 and replace three existing laws regulating foreign investment in China, namely, the Wholly Foreign-Invested Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. The PRC Foreign Investment Law is considered to grant national treatment to FIEs, except that FIEs are subject to certain restrictions or prohibitions if they propose to operate in certain industries prescribed on the “negative list” to be released by the PRC State Council. Because the “negative list” has yet to be published, it is unclear whether it will differ from the Negative List. The Foreign Investment Law of the PRC embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For example, the Foreign Investment Law of the PRC adds a catch-all clause to the definition of “foreign investment” so that foreign investment, by its definition, includes “investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council” without further elaboration on the meaning of “other means”. It leaves leeway for the future legislations promulgated by the State Council to provide for contractual arrangements as a form of foreign investment.

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

According to the Catalog of Classification of Telecommunications Businesses effective from April 1, 2003, internet information services, also called internet content services, or ICP services, are deemed as a type of value-added telecommunications services. On December 28, 2015, the MIIT published a revised Catalog of Classification of Telecommunication Business, or the 2016 MIIT Catalog, which took effect on March 1, 2016. According to the 2016 MIIT Catalog, internet information services, which include information release and delivery services, information search and query services, information community platform services, information real-times interactive services, and information protection and processing services, continues to be classified as a category of value-added telecommunication services. The Administrative Measures on Internet Information Services, or ICP Measures, also promulgated by the PRC State Council on September 25, 2000, set forth more specific rules on the provision of ICP services. According to ICP Measures, any company that engages in the provision of commercial ICP services shall obtain a sub-category VAT License for Internet Information Services, or ICP license, from the relevant government authorities before providing any commercial internet content services within the PRC, and when the ICP services involve areas of news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP License from the MIIT or its provincial level counterpart. Pursuant to the above mentioned regulations, “commercial ICP services” generally refers to provision of specific information content, online advertising, web page construction and other online application services through internet for profit making purpose. Operating our online platform to provide information and services to our students is classified as commercial ICP services. We currently, through Dasheng Zhixing, our PRC consolidated VIE, hold an ICP license that is valid until August 19, 2021. Dasheng Helloworld plans to apply for an ICP License when it fulfills the statutory application requirements.

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

On July 13, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Circular 2006, which requires that (i) foreign investors can only operate a telecommunications business in China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (ii) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the unlicensed operation of telecommunications business in China; (iii) value-added telecommunications services providers or their shareholders must directly own the domain names and registered trademarks they use in their daily operations; (iv) each value-added telecommunications services provider must have the necessary facilities for its approved business operations and maintain such facilities in the geographic regions covered by its license; and (v) all value-added telecommunications services providers should improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety. The provincial communications administration bureaus, as local authorities in charge of regulating telecommunications services, (i) are required to ensure that existing qualified value-added telecommunications service providers will conduct a self-assessment of their compliance with the MIIT Circular 2006 and submit status reports to the MIIT before November 1, 2006; and (ii) may revoke the value-added telecommunications business operation licenses of those that fail to comply with the above requirements or fail to rectify such non-compliance within specified time limits. Due to the lack of any additional interpretation from the regulatory authorities, it remains unclear what impact MIIT Circular 2006 will have on us or the other PRC internet companies with similar corporate and contractual structures. After the MOFCOM and NDRC amended the FIE Catalog in March 2015, MIIT also issued the Circular on Removing the Restrictions on Shareholding Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-commerce) Business on June 19, 2015, which amended the relevant provision in FITE Regulations by allowing foreign investors to own more than 50% of the equity interest in an operator of e-commerce business. However, foreign investors continue to be prohibited from holding more than 50% of the equity interest in a provider of other category of value-added telecommunications services except for e-commerce. The aforementioned restrictions remain applicable pursuant to the Negative List.

To comply with the above mentioned foreign ownership restrictions, we operate our online platform in China through Dasheng Zhixing and Dasheng Helloworld. Dasheng Zhixing is owned by Jack Jiajia Huang, Ting Shu and Ling Chen, each of whom is a PRC citizen, and is controlled by Dasheng Online, our PRC subsidiary, through a series of contractual arrangements. Dasheng Helloworld is owned by Jack Jiajia Huang, and is controlled by Helloworld Online, our PRC subsidiary, through a series of contractual arrangements. Dasheng Zhixing and Dasheng Helloworld are the holders of the domain names, trademarks and facilities necessary for daily operations of our online platforms in compliance with the MIIT Circular 2006. Based on our PRC legal counsel’s understanding of the current PRC law, rules and regulations, our corporate structure complies with all existing PRC laws and regulations. However, we were further advised by our PRC legal counsel that there are substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations and thus there is no assurance that Chinese governmental authorities would take a view consistent with the opinions of our PRC legal counsel.

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

The Law for Promoting Private Education and its Implementing Rules

On December 28, 2002, the NPC Standing Committee promulgated the Law for Promoting Private Education, or the Private Education Law and was last amended on December 29, 2018, the amendment of which also took effect on December 29, 2018. On March 5, 2004, the PRC State Council promulgated the Implementation Rules for the Law for Promoting Private Education, which became effective on April 1, 2004, or the PE Implementation Rules. On 10 August 2018, the Ministry of Justice (the “MOJ “), has published the draft submitted for approval for the amendment to the Regulations on the Implementation of the Private Education Promotion Law of the PRC (the “MOJ Draft for Approval”), for public comments. The Private Education Law and the PE Implementation Rules provide rules for social organizations or individuals, other than state-owned entities, to establish schools or other educational organizations using non-government funds in PRC, such schools or educational organizations established using non-government funds are referred to as “private school.”

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

The MOJ Draft for Approval stipulates that the establishment of private training and educational organizations enrolling students of kindergarten, primary school, middle and high school age and implementing activities relating to cultural and educational courses at school, or examination-related and further education- related tutoring and other cultural and educational activities, would be subject to the review and approval of the administrative departments for education of the governments at or above the county level in accordance with the Article 12 of the Private Education Promotion Law of the PRC. The establishment of private training and educational organizations that implement activities aiming at quality promotion, personality development in the areas of linguistic competence, arts, physical activities, technology, and activities targeting at cultural education for adults and non-degree continuing education, can apply to register as the legal person directly. However, such private training and/or educational organization must not carry out the cultural and educational activities mentioned above, which requires the review and approval of the administrative departments for education. In addition, the social organizations sponsoring group schools are prohibited from controlling any non-profit private schools by virtue of mergers and acquisitions, franchising or controlling contracts.

Regulations Relating to Online Commercial Private Training

Under the Private Education Law, private education institutions will be classified as either “non-profit private schools” or “commercial private schools”, and both nonprofit private schools and commercial private schools are required to obtain a private school operating permit prior to its registration with applicable registry agency as legal entities. Pursuant to the Implementation Rules for the Classification Registration of Private Schools jointly issued by the Ministry of Education, or the MOE, and several other government authorities on December 30, 2016, a commercial private school shall first obtain a private school operating permit prior to its registration with the SAMR or its local counterparts. Pursuant to the Implementation Rules for the Supervision and Administration of Commercial Private Schools jointly issues by the MOE, the SAIC and Ministry of Human Resources and Social Security on December 30, 2016, commercial private training institutions shall also be treated by reference to the requirements applicable to commercial private schools. Therefore, we may be required to apply for a private school operating permit and may be prohibited from continuing operating our English training business before obtaining the said permit.

According to the MOJ Draft for Approval, a private school providing online education for academic qualifications by using Internet technology shall obtain the school operating permit that shall be obtained for education for academic qualifications at the same level and of the same type, as well as the Internet operating license. A private school carrying out online training and education activities and occupational qualification training and occupational skills training activities by using Internet technology, or an Internet technology service platform providing services for the aforementioned online activities, shall obtain the corresponding Internet operating license,  and shall apply to the educational administrative department and human resources and social security department of the people’s government at the provincial level at the place where it is located for record-filing, and shall not carry out the education and teaching activities for which a school operating permit shall be obtained.

On December 29, 2017, the People’s Government of Shanghai promulgated the Administration Measures of Shanghai Municipality on the Commercial Private Training Institutions, pursuant to which establishment of commercial private schools for cultural education or vocational skills training are required to obtain a private school operating permit, while the administration measures applicable to the institutions offering training service only via internet shall be formulated separately. However no specific administration measures regarding the institutions offering training service only via internet have been promulgated by Shanghai government as of the date of this annual report. On January 2, 2018, Beijing Municipal Education Commission promulgated Several Opinions on Strengthening the Administration of Private Non-degree Education Institutions in Beijing, where Dasheng Zhixing and Dasheng Helloworld are incorporated, providing that private training institutions carrying out non-academic qualifications educations without obtaining required school operating permit shall be handled in accordance with the Private Education Law, and the total amount of newly established private non-academic qualifications training institutions shall be limited. The local government of Wuhan, where Houdezaiwu Online is incorporated, promulgated the Interim Measures of Wuhan for the Administration Private Training Institutions on February 6, 2018, which stipulates that the approval of the comprehensive administrative authority shall be obtained before the establishment of the private training institutions for cultural and educational training. On May 23, 2018, Tianjin Municipal Education Commission promulgated Provisions on the Administration of private educational and training institutions in Tianjin, where Tianjin Zhixing is incorporated, providing that private education training institutions shall obtain private school operating permits. However no specific administration measures regarding the institutions offering training service only via internet have been promulgated by the above-mentioned local government in Beijing, Wuhan and Tianjin as of this annual report.

However, given that a pure online commercial training institution like us does not have any school premises, which are generally required in the process of applying for the private school operating permit pursuant to the currently effectively Private Education Law and its relevant implementation rules, we would not able to obtain the private school operating permit had we applied for it. The MOJ Draft for Approval stimulates that a private school providing online education for academic qualifications by using Internet technology shall obtain the private school operating permit however, as of the date of this annual report, the abovementioned MOJ Draft for Approval is still pending for final approval and is not in effect. Furthermore, after consulting with the local competent governmental authorities, we were advised that prior to any specific rules on online commercial private training, they will not grant private school operating permits to the institutions offering training service only via internet like us or request such institutions to hold such permits.

Regulations Relating to After-School Tutoring

On February 13, 2018, the MOE and three other government authorities jointly promulgated the Circular on Special Enforcement Campaign concerning After-school Tutoring Institutions to Alleviate Extracurricular Burden on Students of Elementary Schools and Middle Schools, or Circular 3. Pursuant to Circular 3, the government authorities seek to alleviate after- school burden on elementary and secondary school students by carrying out a series of inspections on after-school training institutions and order those identified with potential or actual material safety risks to suspend business for self-inspection and rectification, and those without proper establishment licenses or school operating permits to apply for relevant qualifications and certificates under the guidance of competent government authorities if those after-school training institutions meet the required application conditions of the proper establishment licenses or school operating permits. If the after-school training institutions, which does not hold the establishment licenses nor school operating permits, does not meet the required application conditions for the aforesaid licenses and permits, they will be ordered to cease the operation.  If the after-school training institutions, which does not hold the school operating permits but does hold the establishment licenses, does not meet the required application conditions for the school operating permits, they will be ordered to cease to provide after-school training.

On 22 August 2018, the General Office of the State Council issued an Opinion on Supervising After-school Tutoring Institutions (“State Council Circular 80”) with a view to encourage primary and secondary school students’ training in interests, hobbies, innovation and practice ability, and to standardise the subject-matter of traditional disciplines (i.e., disciplines taught in schools, such as Chinese language, mathematics, foreign languages, geography, chemistry, biology, the “traditional disciplines”) such that the level and degree of content taught by after-school tutoring institutions for primary and secondary school students (“tutoring institution(s)”) in these traditional disciplines are aligned, and consistent, with the content being taught to the same students at school (e.g., to prohibit content of after-school tutoring beyond that student’s year level or what that student is being taught at school). The State Council Circular 80 is aimed at supervising after-school tutoring institutions providing primary and secondary school students’ after-school tutoring services.

State Council Circular 80 sets out a number of operating standards for after-school tutoring institutions to adhere, including, among others, that: (i) the average area per student used for any specific training time slot within an after-school tutoring institution shall not be less than three square-meter; (ii) no in-service primary and secondary teachers may be employed in an after-school tutoring institution and any teachers employed by an after-school tutoring institution for primary and secondary school subjects shall hold relevant teaching qualifications; (iii) all content, classes and subject enrolment, progress and school hours information in connection with tutoring of traditional disciplines shall be filed with the local administration of education, and viewable by the public, and the content taught to a student must not exceed the ordinary level of the student’s studies at school (i.e., primary school or secondary school); (iv) tutoring must not run past 20:30 in the evening and no homework can be given; (v) fees of more than three months’ tuition cannot be collected as a lump-sum; and (vi) there shall not be any levied charging or forced fundraising, in any name, by tutoring institutions.

In relation to online education service providers, State Council Circular 80 provides that regulatory authorities of networking, culture, information technology, radio and television industries shall cooperate with the education department in supervising online education within their relevant industry.

However, currently none of the applicable PRC laws, regulations or rules provides clear guidance, interpretation or implementation rules on how online education institutions should comply with the requirements contained in the State Council Circular 80.

On 20 November 2018, the General Office of the MOE, the General Office of the State Administration for Market Regulation of the PRC and the General Office of the Ministry of Emergency Management of the PRC jointly issued the Notice on Improving the Specific Governance and Rectification Mechanisms of After-school Education Institutions (“Circular 10”), which provides that the online after-school education institutions shall file the information of their courses, such as names, contents, target students, syllabi and schedules with the provincial education departments and shall publish the name, photo, class schedule and certificate number of the teacher qualification of each teacher on their websites.

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

Regulation Relating to Online Publishing

On June 27, 2002, the General Administration of Press and Publication, or GAPP (which was reformed into the State General Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT, after it was merged with the State Administration of Radio, Film and Television in 2013, and the SAPPRFT was reformed according to 2018 Institutional Reform Plan and currently known as National Radio and Television Administration under the State Council and the State Administration of Press and Publication (National Copyright Bureau) under the Propaganda Department of the Central Committee of the Communist Party of China) and the MIIT jointly promulgated the Tentative Internet Publishing Administrative Measures, or the Internet Publishing Measures, which took effect on August 1, 2002. The Internet Publishing Measures require entities that engage in Internet publishing to obtain an Internet Publishing License for engaging in Internet publishing from the SAPPRFT. Pursuant to the Internet Publishing Measures, the definition of “internet publishing” is broad and refers to the act by ICP services providers to select, edit and process works created by themselves or others and subsequently post such works on the internet or transmit such works to the users’ end through internet for the public to browse. The “works” as defined under the Internet Publishing Measures include (i) contents from books, newspapers, periodicals, audio-video products, electronic publications that have already been formally published or works that have been made public in other media, and (ii) all other edited or processed works of literatures, art, natural science, social science, engineering technology, etc.

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

Regulation Relating to Publication Distribution

Under the Administrative Measures for the Publication Market, or Publication Market Measures, which was jointly promulgated by the SAPPRFT and the MOFCOM on May 31, 2016 and became effective on June 1, 2016, any enterprise or individual who engages in publication distribution activities shall obtain permission from SAPPRFT or its local counterpart. “Publication” is defined as “books, newspapers, periodicals, audio-video products, and electronic publications,” and “distribution” is defined as “wholesale, retail, rental, exhibition and other activities,” respectively, in the Publication Market Measures. Any enterprise or individual that engages in retail of publications shall obtain a Publication Business Operating License issued by the local counterpart of SAPPRFT at the county level. In addition, any enterprise or individual that holds a Publication Business Operating License shall file with the relevant local counterpart of SAPPRFT that granted such license to it within 15 days since it begins to carry out any online publication distribution business. We, through Dasheng Zhixing, our PRC consolidated VIE, currently hold a Publication Business Operating License that is valid until April 30, 2022.

Regulation Relating to Production and Distribution of Radio and Television Programs

On July 19, 2004, SAPPRFT issued the Administrative Provisions on the Production and Distribution of Radio and Television Programs, as amended on August 28, 2015, which are applicable for establishing institutions that produce and distribute radio and television programs or for the production of radio and television programs like programs with a special topic, column programs, variety shows, animated cartoons, radio plays and television dramas and for activities like transactions and agency transactions of program copyrights. The permit to produce and distribute radio or television programs shall be obtained for establishing institutions that produce and distribute radio and television programs or engaging in production and distribution of radio and television programs. We through Dasheng Zhixing, our PRC consolidated VIE, currently hold a permit to produce and distribute radio or television programs that is valid until December 6, 2020.

Regulation Relating to Online Transmission of Audio-Visual Programs

The Measures for the Administration of Publication of Audio-Visual Programs through Internet or Other Information Network, or the Audio-Visual Measures, promulgated by the SAPPRFT, on July 6, 2004 and put into effect on October 11, 2004, apply to the activities relating to the opening, broadcasting, integration, transmission or download of audio-visual programs using internet or other information network. Under the Audio-Visual Measures, to engage in the business of transmitting audio-visual programs, a license issued by SAPPRFT is required, and “audio-visual programs (including audio-visual products of films and televisions)” is defined as the audio-visual programs consisting of movable pictures or sounds that can be listened to continuously, which are shot and recorded using video cameras, vidicons, recorders and other audio-visual equipment for producing programs. Foreign invested enterprises are not allowed to carry out such business. On April 13, 2005, the State Council promulgated the Certain Decisions on the Entry of the Non-state-owned Capital into the Cultural Industry. On July 6, 2005, five PRC governmental authorities, including the SAPPRFT, jointly adopted the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. According to these regulations, non-state-owned capital and foreign investors are not allowed to engage in the business of transmitting audio-visual programs through information networks. However, the Audio-Visual Measures have been repealed according to the Administrative Provisions on Audio-Visual Program Service through Special Network and Directed Transmission that promulgated by the SAPPRFT on May 4, 2016, effective as of June 1, 2016.

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

On January 23, 2019, the Office of the Central Cyberspace Affairs Commission and other three authorities jointly issued the Circular or the Special Campaign of Correcting Unlawful Collection and Usage of Personal Information via Apps. Pursuant to this 2019 circular, (i) app operators are prohibited from collecting any personal information irrelevant to the services provided by such operator; (ii) information collection and usage policy should be presented in a simple and clear way, and such policy should be consented by the users voluntarily; (iii) authorization from users should not be obtained by coercing users with default or bundling clauses or making consent a condition of a service. App operators violating such rules can be ordered by authorities to correct its incompliance within a given period of time, be reported in public; or even quit its operation or cancel its business license or operational permits. Furthermore, the authorities issuing the circular vow to initiate a campaign to correct unlawful collection and usage of personal information via apps from January 2019 through December 2019.

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

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001 and amended on January 8, 2011 and January 30, 2013, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration. In compliance with, and in order to take advantage of the above rules, as of December 31, 2018, we have registered 16 works of art copyrights and 20 software copyrights in China. We also have copyright in the course materials our in-house team has developed, including fifteen of our Classic English course books and ten of our Classic English Junior course books as of December 31, 2018.

Patents

The NPC Standing Committee adopted the Patent Law of the People’s Republic of China in 1984 and amended it in 1992, 2000 and 2008, respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the National Intellectual Property Administration is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date. Except under certain specific circumstances provided by law, any third party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder. As of December 31, 2018, we held 2 patents and had 21 patents in the application process.

Domain Name

In September 2002, the China Internet Network Information Center, or CNNIC, issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names, which was amended on May 28, 2012. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” On August 24, 2017, MIIT promulgated Administrative Measures for Internet Domain Names, repealing the Domain Name Measures since November 1, 2017. The efforts to undertake internet domain name services as well as the operation, maintenance, supervision and administration thereof and other relevant activities within the territory of the PRC shall thereafter be made in compliance with Administrative Measures for Internet Domain Names. On May 28, 2012, the CNNIC issued the Measures on Domain Name Dispute Resolution and relevant implementing rules, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes. We registered 61 domain names in China as of December 31, 2018.

Trademark

Trademarks are protected by the PRC Trademark Law which was adopted in 1982 and subsequently amended in 1993, 2001 and 2013, respectively, as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002 and amended in 2014. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements must be filed with the Trademark Office for record. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. We registered 136 trademarks in China as of December 31, 2018.

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

Regulations on Stock Incentive Plans

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or SAFE Circular 7, issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiaries of such overseas listed company, and complete certain other procedures. If we fail to complete the SAFE registrations, such failure may subject us to fines and legal sanctions and may also limit our ability to contribute additional capital into our wholly foreign-owned subsidiary in China and limit such subsidiary’s ability to distribute dividends to us.

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

Regulation on Tax

PRC Enterprise Income Tax Law

The PRC Enterprise Income Tax Law took effect on January 1, 2008 and was amended on February 24, 2017. The PRC Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Under the PRC Enterprise Income Tax Law and its implementation regulations, dividends generated from the business of a PRC subsidiaries after January 1, 2008 and payable to its foreign investor may be subject to a withholding tax rate of 10% if the PRC tax authorities determine that the foreign investor is a non-resident enterprise, unless there is a tax treaty with China that provides for a preferential withholding tax rate. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax.

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

Pursuant to the PRC Labor Law effective as of January 1, 1995 (as latest amended on December 29, 2018), and the PRC Labor Contract Law effective as of January 1, 2008 (as amended on December 28, 2012), a written labor contract shall be executed by an employer and an employee when the employment relationship is established, and an employer is under an obligation to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. The employer must also pay severance to an employee in nearly all instances where a labor contract, including a contract with an unlimited term, is terminated or expires. All employers must compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. In addition, the government has continued to introduce various new labor-related regulations after the Labor Contract Law. Among other things, new annual leave requirements mandate that annual leave ranging from 5 to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions. Moreover, all PRC enterprises are generally required to implement a standard working time system of eight hours a day and forty hours a week, and if the implementation of such standard working time system is not appropriate due to the nature of the job or the characteristics of business operation, the enterprise may implement a flexible working time system or comprehensive working time system after obtaining approvals from the relevant authorities. In addition, employers in China are obliged to pay contributions to the social insurance plan and the housing fund plan for their employees, and such contribution amount payable shall be calculated based on the employee actual salary in accordance with the relevant regulations.

We have entered into employment agreements with all of our full-time employees. We currently implement a standard working time system with regard to all of our employees and a comprehensive working time system to certain of our employees work in sales and/or student services departments. We believe that since 2017, we have fully contributed to the social insurance plan and the housing fund plan as required by applicable PRC regulations. However, previously we had not fully contributed to the social insurance plan and the housing fund plan as required by applicable PRC regulations. As of December 31, 2018, with regards to the outstanding contributions to such plans, we made provisions of approximately RMB29.6 million. While we believe we have made adequate provision of such outstanding amounts of contributions to such plans in our audited financial statements, our previous failure to make sufficient payments to such plans does not fully comply with applicable PRC laws and regulations and we may be required to make up the contributions for such plans as well as to pay late fees and fines. Meanwhile, we began to outsource part of our marketing and sales functions to independent third party suppliers who provide management and business outsourcing services to us in December 2015. There remains a degree of uncertainty as to whether such service outsourcing arrangement will be deemed labor dispatch arrangements under current PRC laws and regulations. If the authorities take the view that such outsourcing arrangements constitute labor dispatch and violate relevant labor laws, we may be ordered to terminate such outsource arrangement and may be fined or have our business license revoked if the relevant authorities deem such arrangements constitute a serious violation of the PRC laws and regulations relating to labor dispatch.

M&A Rule and Overseas Listing

The Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, were jointly adopted by six PRC regulatory authorities, including China Securities Regulatory Commission, or CSRC, on August 8, 2006 and became effective as of September 8, 2006, and were later amended on June 22, 2009. This M&A Rule purports to require, among other things, offshore SPVs, formed for listing purposes through acquisition of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. We believe that CSRC approval is not required in the context of our initial public offering as we are not a special purpose vehicle formed for listing purpose through acquisition of domestic companies that are controlled by our PRC individual shareholders, as we acquired contractual control rather than equity interests in our PRC consolidated VIEs.

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

However, there are instances wherein corporations are not subject to the 30% corporate income tax rate. One example is entities registered with the Philippine Economic Zone Authority, or PEZA. Such entities are entitled to fiscal incentives including income tax holiday or 100% exemption from corporate income tax for the first four (4) years from the time of its registration with the PEZA registration for non-pioneer projects and first six (6) years for pioneer projects. After such time, the PEZA registered corporation shall be subjected to a special tax of five percent (5%) special tax on gross income, as well as tax and duty free importation of raw materials, capital equipment, machineries and spare parts, VAT zero rating, exemption from payment of local government imposts, fees, licenses, and taxes; and exemption from expanded withholding tax.

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

On December 19, 2014, Philippines Co II was registered with the PEZA as an Ecozone IT Enterprise. As an IT Enterprise within the PEZA jurisdiction, seventy percent (70%) of the total revenues derived by Philippines Co II must come from clients outside the Philippine jurisdiction.

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

C.                                    Organizational Structure

The following diagram illustrates our current corporate structure, which include our significant subsidiaries and consolidated affiliated entities as of the date of this annual report:

China Online Education Group (Cayman) (COE)
100%
99.99986% (1)
99.996% (2)
100% (8)
China Online Education (HK) Limited (Hong Kong) (COE HK Co I)
China Online Innovation Inc. (Philippines) (Philippines Co II)
On Demand English Innovation Inc. (Philippines) (Philippines Co III)
Helloworld Online Education Group (Cayman) (Helloworld Online Cayman)
100%
(3)
100% (9)
51Talk English International Limited (Hong Kong) (COE HKCo I)
100%
51Talk English Philippines Corporation (Philippines) (Philippines Co I)
Helloworld Online Education Group (HK) Limited (Hong Kong) (Helloworld Online HK)
Outside PRC
Inside PRC
100% (10)
Beijing Dasheng Online Technology Co., Ltd. (PRC) (Dasheng Online)
Beijing Helloworld Online Technology Co., Ltd (PRC) (Helloworld Online)
(4)
(11)
Beijing Dasheng Zhixing Technology Co., ltd. (PRC) (Dasheng Zhixing)
Beijing Dasheng Helloworld Online Technology Co., Ltd. (PRC) (Dasheng Helloworld)
100% (5)
100% (6)
100% (7)
Shanghai Zhishi Education Training Co., Ltd. (PRC) (Zhishi Training)
Wuhan Houdezaiwu Online Technology Co., Ltd. (PRC) (Houdezaiwu Online)
Tianjin Dasheng Zhixing Technology Co., Ltd. (PRC) (Tianjin Dasheng)
Equity Control
Contractual Control

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

(8)         In July, 2018, Helloworld Online Education Group, or Helloworld Online Cayman, was incorporated as a wholly-owned subsidiary of China Online Education Group.

(9)         In August, 2018, Helloworld Online Education Group (HK) limited, or Helloworld Online HK, was incorporated as a wholly-owned subsidiary of Helloworld Online.

(10)  In September 2018, Beijing Helloworld Online Technology Co., Ltd, or Helloworld Online, was incorporated as a wholly-owned subsidiary of Helloworld Online HK.

(11)  Mr. Jack Jiajia Huang holds 100% of the equity interest in Beijing Dasheng Helloworld Online Technology Co., Ltd, or Dasheng Helloworld

Due to PRC legal restrictions on foreign ownership and investment in the value-added telecommunications market, we operate our online platform through Dasheng Zhixing and Dasheng Helloworld, our PRC consolidated VIEs. Dasheng Zhixing holds our ICP license necessary to operate our online platform in China, our domain names, including 51talk.com, our registered trademarks in China and three of our registered software copyrights that are essential to the Company’s online operation in PRC. Dasheng Zhixing had 3,795 staff, including 381 employees and 3,414 outsourced personnel, and leased twelve office facilities as of December 31, 2018. Dasheng Helloworld plans to apply for an ICP License when it fulfills the statutory application requirements. We rely on a series of contractual arrangements among Dasheng Online, Dasheng Zhixing and its shareholders, as well as those among Helloworld Online, Dasheng Helloworld and its shareholders, to operate our online and mobile platforms in China. These contractual arrangements enable us to:

•                  exercise effective control over Dasheng Zhixing and Dasheng Helloworld;

•                  receive substantially all of the economic benefits of Dasheng Zhixing and Dasheng Helloworld in consideration for the services provided by us; and

•                  have an exclusive option to purchase all of the equity interests in Dasheng Zhixing and Dasheng Helloworld when and to the extent permitted under PRC law.

We do not have equity interests in Dasheng Zhixing and Dasheng Helloworld. However, as a result of these contractual arrangements, we are the primary beneficiary of Dasheng Zhixing and Dasheng Helloworld and treat them as our consolidated VIEs under U.S. GAAP.

The following is a summary of (i) the contracts by and among our subsidiary Dasheng Online, our PRC consolidated VIE Dasheng Zhixing, and the shareholders of Dasheng Zhixing; (ii) the contracts by and among our subsidiary Helloworld Online, our PRC consolidated VIE Dasheng Helloworld, and the shareholders of Dasheng Helloworld; (iii) the contracts by and among our subsidiary COE HK Co I, our consolidated VIE Philippines Co I, and the shareholders of Philippines Co I; (iv) the contracts by and among COE, Philippines Co II, and the shareholders of Philippines Co II; and (v) contracts by and among COE, Philippines Co III and the shareholders of Philippines Co III, each of which is currently in full force and effect.

Amended and Restated Exclusive Business Cooperation Agreement

Under the amended and restated exclusive business cooperation agreement between Dasheng Online and Dasheng Zhixing, Dasheng Online has the exclusive right to provide or to designate any third party to provide, among other things, technical support, consulting services and other services to Dasheng Zhixing, and Dasheng Zhixing agrees to accept all the consultation and services provided by Dasheng Online or any third party service provider designated by Dasheng Online. The agreement also states that without Dasheng Online’s prior written consent, Dasheng Zhixing is prohibited from directly or indirectly engaging any third party to provide same or any similar services under this agreement or establishing similar relationship with any third party regarding the matters contemplated by this agreement. In addition, Dasheng Online or the third party service providers designated by Dasheng Online, as the case may be, have exclusive and proprietary ownership, rights and interests in any and all intellectual properties arising out of or created during the performance of this agreement. Dasheng Zhixing agrees to pay a monthly service fee to Dasheng Online at an amount determined at the sole discretion of Dasheng Online after taking into account factors including the complexity and difficulty of the services provided, the title of and time consumed by employees of Dasheng Online or third party service providers designated by Dasheng Online providing the services, the content and value of services provided and the market price of the same type of services. The original exclusive business cooperation agreement was entered into and made effective on June 18, 2013, which was subsequently amended and restated in its entirety on December 14, 2015. This agreement will remain effective unless terminated in accordance with its provisions or terminated in writing by Dasheng Online. Unless otherwise required by applicable laws, Dasheng Zhixing does not have any right to terminate this agreement in any event. Dasheng Online has the right to terminate this agreement and/or require Dasheng Zhixing to indemnify all damages in the event of any material breach of any term of this agreement by Dasheng Zhixing. Dasheng Zhixing agrees to indemnify and hold harmless Dasheng Online from any losses, injuries, obligations or expenses caused by any lawsuits, claims or other demands against Dasheng Online arising from or caused by the services provided by Dasheng Online to Dasheng Zhixing pursuant to this agreement, except where such losses, injuries, obligations or expenses arise from the gross negligence or willful misconduct of Dasheng Online.

COE HK Co I and Philippines Co I also entered into an exclusive business cooperation agreement on July 21, 2014, whereby COE HK Co I has the exclusive right to provide, among other things, technical support, consulting services and other services to Philippines Co I and Philippines Co I agreed to accept all the consultation and services provided by COE HK Co I. Without COE HK Co I’s prior written consent, Philippines Co I is prohibited from directly or indirectly engaging any third party to provide same or any similar services under this agreement or establishing similar relationship with any third party regarding the matters contemplated by this agreement. Philippines Co I agrees to pay a monthly service fee to COE HK Co I at an amount determined by COE HK Co I and Philippines Co I through negotiation after taking into account factors including the complexity and difficulty of the services provided, the title of and time consumed by employees of COE HK Co I providing the services, the content and value of services provided, the market price of the same type of services. The agreement shall remain effective unless terminated in accordance with the provisions of this agreement or terminated in writing by COE HK Co I. Unless otherwise required by applicable laws, Philippines Co I does not have any right to terminate this agreement in any event.

Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement between Helloworld Online and Dasheng Helloworld, Helloworld Online has the exclusive right to provide or to designate any third party to provide, among other things, technical support, consulting services and other services to Dasheng Helloworld, and Dasheng Helloworld agrees to accept all the consultation and services provided by Helloworld Online or any third party service provider designated by Helloworld Online. The agreement also states that without Helloworld Online’s prior written consent, Dasheng Helloworld is prohibited from directly or indirectly engaging any third party to provide same or any similar services under this agreement or establishing similar corporation relationship with any third party regarding the matters contemplated by this agreement. In addition, Helloworld Online or the third party service providers designated by Helloworld Online, as the case may be, have exclusive and proprietary ownership, rights and interests in any and all intellectual properties arising out of or created during the performance of this agreement. Dasheng Helloworld agrees to pay a yearly service fee to Helloworld Online. The service fee shall consist of 100% of the total consolidated profit of Dasheng Helloworld, after the deduction of any accumulated deficit of Dasheng Helloworld and its affiliated entities in respect of the preceding financial year(s), operating costs, expenses, taxes and other statutory contributions and reasonable operation profit as determined in accordance with the principle of tax law and tax practice in the PRC.

Powers of Attorney

Pursuant to the powers of attorney executed by the shareholders of Dasheng Zhixing on June 18, 2013, the shareholders of Dasheng Zhixing each irrevocably authorized Dasheng Online to act on his/her respective behalf as exclusive agent and attorney-in-fact with respect to all matters concerning all equity interests held by each of them now and in the future in Dasheng Zhixing, including but not limited to attend shareholders’ meetings, exercise all the shareholder’s rights and shareholder’s voting rights that each of them is entitled to under the relevant PRC laws and Dasheng Zhixing Articles of Association (including but not limited to the sale, transfer, pledge, or disposition of all equity interests held in part or in whole), and designate and appoint on their respective behalf the legal representative, directors, supervisors, chief executive officer and other senior management members of Dasheng Zhixing. Dasheng Online is entitled to re-authorize or assign its rights under this appointment to any other person or entity at its sole discretion and without giving prior notice to the shareholders of Dasheng Zhixing or obtaining their consent. Each power of attorney will remain in force until the shareholder ceases to hold any equity interest in Dasheng Zhixing. During the term of the powers of attorney, the shareholders waive all the rights associated with the equity interests held by them, which have been authorized to Dasheng Online through this power of attorney, and would not exercise such rights by themselves. The power of attorney was each executed on June 18, 2013, and shall remain effective until the shareholder ceases to hold any equity interest in Dasheng Zhixing.

On July 21, 2014, August 31, 2015 and February 1, 2016, the individual shareholders of each of Philippines Co I, Philippines Co II and Philippines Co III, have also each executed an irrevocable power of attorney appointing COE HK Co I and COE, as their attorney-in-fact to vote on their behalf on all matters requiring shareholder approval, with terms substantially similar to the powers of attorney executed by the shareholders of Dasheng Zhixing described above.

On September 18, 2018,  Mr. Jack Jiajia Huang, the sole shareholder of Dasheng Helloworld has also executed an irrevocable power of attorney appointing Helloworld Online as his attorney-in-fact to vote on his behalf on all matters requiring shareholder approval, with terms substantially similar to the powers of attorney executed by the shareholders of Dasheng Zhixing described above.

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

On September 18, 2018, Mr. Jack Jiajia Huang, the sole shareholder of Dasheng Helloworld has also executed an equity interest pledge to Helloworld Online, with terms substantially similar to the equity interest pledge agreement executed by the shareholders of Dasheng Zhixing described above.

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

On September 18, 2018, Mr. Jack Jiajia Huang, the sole shareholder of Dasheng Helloworld has also executed an exclusive option agreement with Helloworld Online. The total purchase price for the purchase shall be the lowest price as permitted by the applicable PRC laws at the time of the transfer. Other terms are substantially similar to the equity interest pledge agreement executed by the shareholders of Dasheng Zhixing described above.

Spousal Consent Letters

Pursuant to the spousal consent letters executed by the spouses of the shareholders of Dasheng Zhixing, the spouse of each shareholder of Dasheng Zhixing agreed to the execution of the equity interest pledge agreement, the exclusive option agreement and the powers of attorney by the respective shareholder. The spouse of each shareholder of Dasheng Zhixing further undertakes not to make any assertions in connection with the equity interests of Dasheng Zhixing held by the respective shareholder, and further confirms in the spousal consent letters that the respective shareholder can perform the relevant transaction documents described above and further amend or terminate such transaction documents without the authorization or consent from him/her. The spouse of each shareholder agrees and undertakes that if he/she obtain any equity interests of Dasheng Zhixing held by the respective shareholder for any reasons, he/she would be bound by the transaction documents described above and the amended and restated exclusive business cooperation agreement between Dasheng Online and Dasheng Zhixing, and would comply with the obligations thereunder as a shareholder of Dasheng Zhixing. Xiaoping Xu, spouse of Ling Chen, has executed the spousal consent letter on June 18, 2013.Each of Jack Jiajia Huang and Ting Shu has executed and delivered the spousal consent letter on December 14, 2015.

On September 18, 2018, Shu Ting, the spouse of Mr. Jack Jiajia Huang who the sole shareholder of Dasheng Helloworld has also executed a consent letter, with terms substantially similar to the consent letter executed by the spouses of shareholders of Dasheng Zhixing described above.

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

D.                                    Property, Plants and Equipment

Our current principal executive offices are located at 6th Floor, Deshi Building North, Shangdi Street, Haidian District, Beijing, the People’s Republic of China. We maintain offices in Beijing, China, with an aggregate of 10,123 square meters. These facilities currently accommodate our management headquarters, as well as part of our sales and marketing, product development and general and administrative activities. We also maintain offices in Shanghai, China, with an aggregate of 3,853 square meters, offices in Wuhan, China, with an aggregate of 6,163 square meters, and offices in Guangzhou, Nanjing, Jinan, China, with an aggregate of 2,323 square meters, to support our sales and marketing activities. In addition, we maintain an office facility in Shenzhen, China, with an aggregate of 481 square meters, to support our product development activities.

In addition to our facilities in China, we also maintain offices in Metro Manila (Pasig City and Quezon City), Baguio City, Bacolod City, Davao City, Cebu City, Cavite City, and Angeles City, Philippines and Hong Kong with an aggregate of 9,785square meters.

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

We have experienced significant growth in gross billings and net revenues in recent years. Our gross billings increased from RMB868.7 million in 2016 to RMB1,426.9 million in 2017, and further to RMB1,703.0 million (US$247.7 million) in 2018. We define gross billings for a specific period as the total amount of cash received for the sale of course packages and services in such period, net of the total amount of refunds in such period. Our net revenues increased from RMB418.3 million in 2016 to RMB848.0 million in 2017, and further to RMB1,145.5 million (US$166.6 million) in 2018. We had a net loss of RMB514.8 million, RMB580.8 million and RMB416.7 million (US$60.6 million) in 2016, 2017 and 2018, respectively.

Selected Income Statement Items

Net Revenues

We derive all of our net revenues from fees that we charge our students. In 2016, 2017 and 2018, we generated net revenues of RMB418.3 million, RMB848.0 million and RMB1,145.5 million (US$166.6 million), respectively. We generally collect fees in advance, which we initially record as deferred revenues. We mainly offer two types of prepaid course packages for our students to purchase, including standard prepaid credit packages and prepaid credit packages with minimum monthly consumption. We recognize fees as revenues as the lesson credits are consumed. For prepaid credit packages, fees for lessons that have expired are automatically recognized as revenues. We had deferred revenues of RMB687.1 million, RMB1,201.8 million and RMB1,676.1 million (US$243.8 million) as of December 31, 2016, 2017 and 2018, respectively. Our net revenues are presented net of value-added tax.

Cost of Revenues

Our cost of revenues primarily consists of service fees to our teachers who delivered paid lessons and, to a lesser extent, payment processing fees charged by third party payment channels. We recorded cost of revenues of RMB147.2 million, RMB314.1 million and RMB410.9 million (US$59.8 million) in 2016, 2017 and 2018.

Operating Expenses

Our operating expenses consist of sales and marketing expenses and general and administrative expenses, and to a lesser extent, product development expenses. The following table sets forth, for the periods indicated, our operating expenses, in absolute amounts and as percentages of total net revenues:

	For the Year Ended December 31,
	2016 RMB	%	2017 RMB	%	2018 RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Sales and marketing	464,890	111.1%	657,065	77.5%	731,233	106,353	63.8%
General and administrative	165,657	39.6%	224,395	26.5%	223,057	32,443	19.5%
Product development	152,709	36.5%	223,202	26.3%	185,000	26,907	16.1%
Total operating expenses	783,256	187.2%	1,104,662	130.3%	1,139,290	165,703	99.4%

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

Hong Kong

Our wholly owned subsidiaries in Hong Kong, COE HK Co I and COE HK Co II, are subject to Hong Kong profits tax on their activities conducted in Hong Kong at a uniform tax rate of 16.5%. We made provisions for Hong Kong profits tax for the year ended December 31, 2016, 2017 and 2018 as COE HK Co I reported taxable profit during such period. Payments of dividends by our subsidiaries to us are not subject to withholding tax in Hong Kong.

Philippines

Philippines Co II has been registered with the Philippine Economic Zone Authority, or PEZA, as an Ecozone IT Enterprise since December 19, 2014. As such, it is entitled to an income tax holiday, or 100% exemption from corporate income tax, for four years from its PEZA registration, a 5% special tax on gross income after the expiration of the income tax holiday in 2019, the tax and duty free importation of raw materials, capital equipment, machineries and spare parts, VAT zero-rating for local purchases of goods and services, and exemption from payment of local government imposts, fees, licenses, and taxes, and exemption from expanded withholding tax under Philippines tax law. Income tax holiday can be extended for another three (3) years provided specific criteria are met and prior approval of PEZA is obtained.

Since Philippines Co I and Philippines Co III are not within any special economic zone territory, these corporations are subject to a corporate income tax of 30% of the taxable net income on all income derived during each taxable year from sources within and outside of the Philippines. In addition to the 30% corporate income tax, these two companies are also subject to 12% of Value Added Tax on all income generated within the Philippines.

We made provisions for income tax expense in the Philippines for the years ended December 31, 2016 as Philippines Co I reported taxable profit during such periods and we made provisions for income tax expense in the Philippines for the years ended December 31, 2017 and December 31, 2018 as Philippines Co I and Philippines Co III reported taxable profit during such periods.

PRC

Our subsidiary and consolidated VIEs in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the EIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

We are subject to VAT at a rate of 6% on the services we provide, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries through COE HK Co I. The EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, COE HK Co I may be able to benefit from the 5% withholding tax rate for the dividends it receives from Dasheng Online, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

Revenue recognition

We generated revenues from providing online English language education services. Students purchase the services by subscribing to prepaid credit packages or prepaid membership packages directly from us or through authorized distribution agents. Tuition is generally paid in advance and is initially recorded as deferred revenue.

We allow refund of fees corresponding to any remaining undelivered services when customers withdraw contracts with us within certain period after the purchase. Refunds are recorded as reductions of the deferred revenue and have no impact on recognized revenue.

Prior to January 1, 2018, revenues were recognized under ASC 605, revenues were recognized when the following four revenue recognition criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been provided; (3) the selling price is fixed or determinable, and (4) collectability is reasonably assured. Revenues are deferred until these criteria are met.

We adopted ASC 606 “Revenue from Contracts with Customers” on January 1, 2018, using the modified retrospective method. In according with ASC 606, revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those services. Under ASC 606, we are required to estimate the breakage, or the forfeiture of prepaid credits, and recognize the expected breakage amount as revenue in proportion to the pattern of credits consumed by the customers. Based on our analysis of historical customer forfeitures of prepaid credits, we have concluded that no breakage should be recognized for the year 2018.

We recognize revenue on a gross basis. We are responsible for course design, teacher sourcing and training, development and maintenance of online platform and system, it is the party primarily responsible for fulfilling the promise to provide the services to customers and it has full discretion in establishing the prices for the services provided to customers. Hence, we are the principal for providing the online English education services to customers.

Prepaid credit packages

Prepaid credit packages for one-on-one lessons typically contains 60 to 450 lesson credits with validity period from 3 months to 33 months. The students can book lessons within the validity period.

Certain prepaid credit packages contains a combination of credits for both one-on-one lesson and group lessons, or a combination of credits for group lessons from foreign teachers and Chinese teachers.

Revenue from prepaid credit packages is recognized when the lesson credit is consumed and the lesson is delivered.

Prepaid membership packages

We previously sold prepaid membership packages, which ranged from 3 months to 36 months. Students were able to book one lesson per day within their membership period, and the package subscription fees were paid in advance. We ceased the sale of such prepaid membership packages in 2017.

Revenue from the remaining life of previously sold prepaid membership packages was recognized on a straight-line basis over the remaining membership period.

Contract cost

Incremental costs of obtaining a contract with a customer is recognized as an asset in “Prepaid expenses and other current assets” if we expect to recover those costs. Incremental costs of obtaining a contract mainly include sales commissions to sales personal and distribution agents, as well as certain cash incentives for referred customers. Contract cost assets are amortized on the basis consistent with the pattern of the transfer of services to which the assets relate.

As of December 31, 2018, the balance of capitalized costs of obtaining contracts with customers was RMB137,666. For the year ended December 31, 2018, we recognized amortization of RMB86,394 as “Sales and marketing expenses” in our consolidated statement of comprehensive loss. There is no impairment of contract cost assets recognized during the year ended December 31, 2018.

Deferred Income taxes

Deferred income taxes are provided using the liability method. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

We are required to estimate whether recoverability of our deferred tax assets is more likely than not based on forecasts of taxable earnings in the related tax jurisdiction. We use historical and projected future operating results, based upon approved business plans, including a review of the eligible carry forward period, tax planning opportunities and other relevant considerations including variances in future projected profitability.

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

Impairment Assessment on Goodwill

We test annually, or whenever events or circumstances indicate that the carrying value of assets exceeds the recoverable amounts, whether goodwill has suffered any impairment in accordance with our accounting policy. In January 2017, the FASB issued ASU 2017-04, “Simplifying the Test for Goodwill Impairment.”The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We early adopted this guidance on January 1, 2018, and the adoption does not have a material impact on our consolidated financial statements.

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

The following table sets forth the options granted under the 2013 Plan, the 2014 Plan and the 2016 Plan as of February 28, 2019:

	Number of	Exercise Price	Fair Value of Option as of the Grant Date		Fair Value of the Underlying Ordinary Shares as of the Grant Date	Type of
Date of Options Granted	Options Granted	US$	US$		US$	Valuation
September 27, 2013	4,000,000	0.0167	0.0532		0.0664	Retrospective
September 30, 2014	500,000	0.0500	0.2620		0.3044	Retrospective
December 19, 2014	1,650,000	0.0500	0.3066		0.3514	Retrospective
December 19, 2014(1)	5,600,000	0.0500	0.3069	(1)	0.3514	Retrospective
December 19, 2014(2)	2,050,000	0.0500	0.3082	(2)	0.3514	Retrospective
December 19, 2014	100,000	0.0500	0.3017		0.3514	Retrospective
March 31, 2015	920,000	0.0500	0.3546		0.3997	Retrospective
June 29, 2015	1,760,000	0.0700	0.4211		0.4819	Retrospective
June 29, 2015(1)	2,500,000	0.0700	0.4209	(1)	0.4819	Retrospective
June 30, 2015	300,000	0.0500	0.4320		0.4819	Retrospective
October 14, 2015	1,090,000	0.1000	0.5270		0.6129	Contemporaneous
January 7, 2016(1)	1,250,000	0.1500	0.5784		0.7000	Contemporaneous
January 7, 2016	224,000	0.1500	0.5738		0.7000	Contemporaneous
January 13, 2016	2,340,000	0.1500	0.5738		0.7000	Contemporaneous
February 28, 2016	600,000	0.1500	1.0865		1.2150	Contemporaneous
April 1, 2016(3)	1,619,000	0.2800	0.9869	(3)	1.2150	Contemporaneous
April 1, 2016(3)	2,500,000	0.2800	0.9819	(3)	1.2150	Contemporaneous
April 21, 2016(3)	2,000,000	0.2800	0.9900	(3)	1.2150	Contemporaneous
April 21, 2016(3)	200,000	0.2800	0.9813	(3)	1.2150	Contemporaneous
June 30, 2016(3)	1,380,000	0.3500	1.0399		1.3220	Contemporaneous
June 30, 2016(3)	500,000	0.3500	1.0442		1.3220	Contemporaneous
September 30, 2016	680,000	0.5200	1.0092		1.3933	Contemporaneous
December 31, 2016(3)	1,185,000	0.5500	0.6916		1.0367	Contemporaneous
December 31, 2016(3)	300,000	0.5500	0.7206		1.0367	Contemporaneous

	Number of	Exercise Price	Fair Value of Option as of the Grant Date	Fair Value of the Underlying Ordinary Shares as of the Grant Date	Type of
Date of Options Granted	Options Granted	US$	US$	US$	Valuation
March 31, 2017(3)	950,000	0.5660	0.9263	1.2813	Contemporaneous
March 31, 2017(3)	995,000	0.5660	0.8988	1.2813	Contemporaneous
March 31, 2017(3)	350,000	0.5660	0.8881	1.2813	Contemporaneous
June 30, 2017	710,000	0.5660	0.6893	1.0680	Contemporaneous
September 30, 2017(3)	835,000	0.5660	0.5971	0.9527	Contemporaneous
September 30, 2017(3)	180,000	0.5660	0.5899	0.9527	Contemporaneous
October 31, 2017	750,000	0.5660	0.5462	0.8740	Contemporaneous
December 31, 2017	665,000	0.5660	0.4959	0.8333	Contemporaneous
March 31, 2018	120,000	0.3400	0.4232	0.6480	Contemporaneous
June 30, 2018(3)	1,085,000	0.3400	0.4898	0.7200	Contemporaneous
December 31, 2018	725,000	0.2450	0.3168	0.4813	Contemporaneous

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

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. In addition, this standard requires both lessees and lessors to disclose certain key information about lease transactions. ASU 2016-02 is effective for public companies for annual reporting periods, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted. Adoption guidance provides for an optional adoption method that allows companies to use the effective date of the new lease standard as the initial date of application on transition, and therefore does not require prior periods to be restated. We have substantially completed evaluation of the impact of adopting this standard on our consolidated financial statements. On January 1, 2019, we adopted the ASU 2016-02 new standard using the modified retrospective method. And we elected to apply the available transition practical expedients, including the optional adoption method discussed above. Upon adoption, we expect to record a right-of-use asset of approximately RMB55,849 and a lease liability of approximately RMB54,195 on our consolidated balance sheet as of Janurary 1, 2019. Other than disclosed, we do not expect the new lease standard to have a material impact on our consolidated financial statements.

We adopted ASU No. 2014-09, ‘‘Revenue from Contracts with Customers (Topic 606).’’ on January 1, 2018, using the modified retrospective method. Under Topic 606, we are required to estimate the breakage, or the forfeiture of prepaid credits, and recognize the expected breakage amount as revenue in proportion to the pattern of credits consumed by the customers. Based on our analysis of historical customer forfeitures of prepaid credits, we have concluded that no breakage should be recognized for the year 2018. Also, certain sales commissions to our sales staff and our sales agents are considered incremental cost of obtaining contracts, and therefore are recognized as an asset included in “Prepaid expenses and other current assets” given that we expect to recover those costs. As a result, we recorded a net reduction to accumulated deficits of RMB75,999 as of January 1, 2018. The impact to selling and marketing expense as a result of applying Topic 606 was a decrease of RMB61,667 for the year ended December 31, 2018.

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

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	%
	(in thousands, except for percentages)
Net revenues	418,281	100.0%	847,993	100.0%	1,145,517	100.0%
Cost of revenues	(147,157)	35.2	(314,121)	37.0	(410,908)	35.9
Gross profit	271,124	64.8	533,872	63.0	734,609	64.1
Operating expenses:
Sales and marketing	(464,890)	111.1	(657,065)	77.5	(731,233)	63.8
Product development	(152,709)	36.5	(223,202)	26.3	(185,000)	16.1
General and administrative	(165,657)	39.6	(224,395)	26.5	(223,057)	19.5
Loss from operations	(512,132)	122.4	(570,790)	67.3	(404,681)	35.3
Impairment loss	—	—	—	—	(7,364)	0.6
Interest income	4,430	1.0	6,863	0.8	9,167	0.8
Interest expenses and other expenses, net	(5,460)	1.3	(12,542)	1.4	(9,936)	0.8
Loss before income tax expenses	(513,162)	122.7	(576,469)	68.0	(412,814)	36.0
Income tax expenses	(1,616)	0.4	(4,342)	0.5	(3,880)	0.3
Net loss	(514,778)	123.1%	(580,811)	68.5%	(416,694)	36.3

The Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

Net revenues

Our net revenues increased by 35.1% from RMB848.0 million in 2017 to RMB1,145.5 million (US$166.6 million) in 2018. The increase was primarily attributed to an increase in the number of active students.

Cost of Revenues

Our cost of revenues increased by 30.8% from RMB314.1 million in 2017 to RMB410.9 million (US$59.8 million) in 2018. This increase was primarily due to an increase in total service fees paid to teachers, mainly due to the delivery of an increased number of paid lessons. The total amount of service fees paid to teachers for delivering paid lessons increased by 32.6% from RMB297.9 million in 2017 to RMB395.1 million (US$57.5 million) in 2018. The total number of paid lessons booked on our platform increased from 18.2 million in 2017 to 23.3 million in 2018.

Gross Profit

As a result of the foregoing, our gross profit increased by 37.6% from RMB533.9 million in 2017 to RMB734.6 million (US$106.8 million) in 2018. Our gross margin increased from 63.0% in 2017 to 64.1% in 2018. The increase was mainly attributable to the decreased revenue contribution from the American Academy program, which has a lower gross profit margin.

Operating Expenses

Our operating expenses increased by 3.1% from RMB1,104.7 million in 2017 to RMB1,139.3 million (US$165.7 million) in 2018, as a result of increases in our sales and marketing, partially offset by decrease in product development expenses.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 11.3% from RMB657.1 million in 2017 to RMB731.2 million (US$106.4 million) in 2018. The increase was mainly due to higher branding and marketing expenses and higher payroll expenses due to increasing sales personnel, partially offset by the RMB61.7 million net effect of capitalization and amortization of certain sales and marketing expenses under the new accounting standard adopted on January 1, 2018..

General and Administrative Expenses

Our general and administrative expenses decreased by 0.6% from RMB224.4 million in 2017 to RMB223.1 million (US$32.4 million) in 2018. The decrease was primarily due to decreased expenses of teacher recruiting for the American Academy program, partially offset by increased benefit expenses for our management and administrative personnel and reclassification of value-added tax surcharges.

The amount of payroll and employee benefit expenses for our management and administrative personnel increased from RMB120.8 million in 2017 to RMB130.3 million (US$18.9 million) in 2018. The increase was due to increased average payroll and employee benefit expenses per management and administrative employee.

Product Development Expenses.

Our product development expenses decreased by 17.1% from RMB223.2 million in 2017 to RMB185.0 million (US$26.9 million) in 2018. The decrease was primarily due to a decrease in the number of technology and course development-related personnel.

Our technology staff decreased from 384 as of December 31, 2017 to 295 full-time employees as of December 31, 2018, and our course content development staff decreased from 157 as of December 31, 2017 to 101 as of December 31, 2018. The amount of payroll and employee benefit expenses for our product development personnel decreased from RMB179.4 million in 2017 to RMB147.6 million (US$21.5 million) in 2018.

Share-based compensation expenses in product development expenses decreased from RMB9.0 million in 2017 to RMB7.4 million (US$1.1 million) in 2018.

Impairment loss

We incurred impairment losses of nil and RMB7.4 million (US$1.1 million) in 2017 and 2018, respectively. The impairment loss was due to the write off in the amount of cost and unrealized holding gain of held-to-maturity security, as the management concluded that American International Schools, LLC was not likely to repay the liability on time.

Interest income

We recorded interest income of RMB9.2 million (US$1.3 million) in 2018, as compared to net interest and other expense of RMB6.9 million in 2017. Our interest income in 2018 and 2017 were primarily attributable to purchase of time deposits and short-term investments with banks.

Interest expenses and other expense, net

We recorded net interest expenses and other expenses of RMB9.9 million (US$1.4 million) in 2018, as compared to net interest expenses and other expense of RMB12.5 million in 2017. Our net interest expenses and other expenses in 2018 were primarily attributable to interest expenses of long-term loan, foreign currency loss, bank charges and government grant. Our net interest expenses and other expenses in 2017 were primarily attributable to foreign currency loss and bank charges.

Income Tax Expense

We incurred income tax expenses of RMB4.3 million and RMB3.9 million (US$0.6 million) in 2017 and 2018, respectively, both of which were incurred in the Philippines as a result of our local business operations.

Net Loss

As a result of the foregoing, our net loss decreased from RMB580.8 million in 2017 to RMB416.7 million (US$60.6 million) in 2018.

The Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

Net revenues

Our net revenues increased by 102.7% from RMB418.3 million in 2016 to RMB848.0 million in 2017. This increase was primarily due to the increased number of our active students and, to a lesser extent, the increase in the average revenue per active student. The number of active students grew by 53.0% from 163.2 thousand in 2016 to 249.7 in 2017.

Cost of Revenues

Our cost of revenues increased by 113.5% from RMB147.2 million in 2016 to RMB314.1 million in 2017. This increase was primarily due to an increase in total service fees paid to teachers, mainly due to the delivery of an increased number of paid lessons, as well as the increased cost per lesson associated with year-over-year increase of western teachers. The total amount of service fees paid to teachers for delivering paid lessons increased by 111.7% from RMB140.7 million in 2016 to RMB297.9 million in 2017. The total number of paid lessons booked on our platform increased from 12.1 million in 2016 to 18.2 million in 2017.

Gross Profit

As a result of the foregoing, our gross profit increased by 96.9% from RMB271.1 million in 2016 to RMB533.9 million in 2017. Our gross margin decreased from 64.8% in 2016 to 63.0% in 2017. The decrease was mainly attributable to the year-over-year increased penetration of the American Academy program, which has a lower gross profit margin.

Operating Expenses

Our operating expenses increased by 41.0% from RMB783.3 million in 2016 to RMB1,104.7 million in 2017, as a result of increases in our sales and marketing, product development and general and administrative expenses.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 41.3% from RMB464.9 million in 2016 to RMB657.1 million in 2017. The increase was mainly due to increase in the number of sales and marketing personnel, as well as increased marketing and promotional expenses.

Our total sales expenses increased from RMB278.7 million in 2016 to RMB423.9 million in 2017. Our telemarketing sales expenses increased from RMB167.6 million in 2016 to RMB219.8 million in 2017. This increase was primarily due to increased payroll and employee benefit expenses related to growth in our course consultant, telemarketing and account manager headcount from 1,432 as of December 31, 2016 to 1,591 (including 69 full-time employees and 1,522 outsourced personnel) as of December 31, 2017. Our free trial lesson-related expense primarily consists of payroll and employee benefit expenses for our free trial teachers, which increased from RMB32.3 million in 2016 to RMB41.8 million in 2017. The reason for the increase was that our free trial teacher headcount increased from 866 as of December 31, 2016 to 1,194 as of December 31, 2017. The vast majority of our free trial teachers are based in the Philippines. The payroll and employee benefit related to general student service representatives and Chinese teachers and Chinese teacher assistant increased from RMB12.7 million in 2016 to RMB34.2 million in 2017. Our general student service representatives and Chinese teachers headcount was 490 (including 34 full-time employees and 456 outsourced personnel) as of December 31, 2017, compared with 273 as of December 31, 2016. Our rental expenses and depreciation expense associated with sales expense increased from RMB13.7 million and RMB8.1 million, respectively, in 2016 to RMB17.9 million and RMB15.8 million, respectively, in 2017. Our online and mobile marketing expenses increased from RMB143.2 million in 2016 to RMB172.2 million in 2017.

Our branding expenses increased from RMB37.9 million in 2016 to RMB56.4 million in 2017. This increase was primarily due to higher expenses associated with marketing campaigns and offline advertisements to enhance our branding value.

Share-based compensation expenses in sales and marketing expenses decreased from RMB 5.1 million in 2016 to RMB4.6 million in 2017. There was no share-based compensation expenses recognized prior to the second quarter of 2016 as the initial public offering performance condition was not considered probable until the occurrence. Upon the completion of initial public offering, the cumulative stock-based compensation expenses for all options granted prior to that were recorded.

General and Administrative Expenses

Our general and administrative expenses increased by 35.5% from RMB165.7 million in 2016 to RMB224.4 million in 2017. The increase was primarily due to additional personnel necessary to support expanded operations, higher recruitment costs and costs related to compliance and reporting obligations as a public company, partially offset by lower recognized share-based compensation expenses.

The amount of payroll and employee benefit expenses for our management and administrative personnel increased from RMB79.0 million in 2016 to RMB120.8 million in 2017, as a result of the increased headcount from 627 as of December 31, 2016 to 873 (including 859 full-time employees and 14 outsourced personnel) as of December 31, 2017.

Share-based compensation expenses in general and administrative expenses decreased from RMB27.0 million in 2016 to RMB21.4 million in 2017. There was no share-based compensation expenses recognized prior to the second quarter of 2016 as the initial public offering performance condition was not considered probable until the occurrence. Upon the completion of initial public offering, the cumulative stock-based compensation expenses for all options granted prior to that were recorded.

Product Development Expenses.

Our product development expenses increased by 46.2% from RMB152.7 million in 2016 to RMB223.2 million in 2017. The increase was primarily due to an increase in the number of technology and course development-related personnel to further strengthen our technology platforms and expand our curriculum offerings, as well as higher technical services fees, partially offset by lower recognized share-based compensation expenses and a reversal of share-based compensation expenses recognized related to unvested options upon departure of some technology-related personnel.

Our technology staff increased from 319 as of December 31, 2016 to 384 (including 373 full-time employees and 11 outsourced personnel) as of December 31, 2017, and our course content development staff decreased from 167 as of December 31, 2016 to 157 as of December 31, 2017. The amount of payroll and employee benefit expenses for our product development personnel increased from RMB118.0 million in 2016 to RMB179.4 million in 2017.

Share-based compensation expenses in product development expenses decreased from RMB16.2 million in 2016 to RMB9.0 million in 2017. There was no share-based compensation expenses recognized prior to the second quarter of 2016 as the initial public offering performance condition was not considered probable until the occurrence. Upon the completion of initial public offering, the cumulative stock-based compensation expenses for all options granted prior to that were recorded.

Interest and other expense/income, net

We recorded net interest and other expenses of RMB5.7million in 2017, as compared to net interest and other expense of RMB1.0 million in 2016. Our net interest and other expenses in 2017 were primarily attributable to foreign currency loss and bank charges. Our net interest and other expense in 2016 was mainly attributable to foreign currency loss partially offset by interest earned on our cash and cash equivalents and time deposits deposited in commercial banks.

Income Tax Expense

We incurred income tax expenses of RMB1.6 million and RMB4.3 million in 2016 and 2017, respectively, both of which were incurred in the Philippines as a result of our local business operations.

Net Loss

As a result of the foregoing, our net loss increased from RMB514.8 million in 2016 to RMB580.8 million in 2017.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016, 2017 and 2018 were increases of 2.1%, 1.6% and 1.9%, respectively.

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

B.            Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been proceeds from our initial public offering and the concurrent private placements and cash generated from operating activities. As of December 31, 2018, we had RMB712.1 million (US$103.6 million) in cash, cash equivalents, time deposits and short-term investments. Our cash consists of cash on hand and cash in bank, which are unrestricted as to withdrawal. Cash equivalents consist of cash held in accounts managed by certain third party online payment channels in connection with the collection of fees online. Time deposits represent a demand deposit with an initial term of greater than three months but less than one year when purchased.

As of December 31, 2018, we and our non-PRC subsidiaries held cash and cash equivalents and time deposit in the amount of US$43.3 million, PHP93.3 million and RMB45.9 million in bank accounts in the PRC, the United States, the Philippines and Hong Kong; our PRC subsidiaries held cash, cash equivalents and time deposits in the amount of RMB15.7 million and  US$11.1 million in the PRC; our consolidated VIE in the Philippines held cash and cash equivalents of PHP2.6 million and US$9.7 thousand in the Philippines; and our consolidated VIEs in the PRC held cash, cash equivalents, time deposits and short-term investment in the amount of RMB265.0 million in the PRC, which included cash reserved to settle payables to our subsidiary in China. For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.” We would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiary in the PRC to our offshore subsidiaries.

On March 23, 2018, two of our HK subsidiaries, China Online Education (HK) Limited and 51Talk English International Limited entered into a two-year loan facility agreement, or the 2018 Facility with SPD Silicon Valley Bank Beijing Branch. Under the 2018 Facility, we can borrow up to US$13 million at the interest rate of 3-month LIBOR plus 4.36% per annum. The proceeds from the 2018 Facility should be used to finance daily working capital needs. The financial covenants include (i) our maximum quarterly refund rate; and (ii) our minimum quarterly gross billings. There are no collateral, pledges, or other restrictions under the facility agreement. Our PRC VIE, Dasheng Zhixing, as the guarantor of the 2018 Facility, assumes joint and several liability with the maximum limit of claim of US$15.6 million, for two years after the expirations of the facility agreement. As of December 31, 2018, all of amount has been utilized.

Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. We incurred net losses of RMB514.8 million, RMB580.8 million and RMB416.7 million in the years ended December 31, 2016, 2017 and 2018, respectively. Accumulated deficits were RMB1,753.8 million and RMB2,094.5 million as of December 31, 2017 and 2018, respectively. The net current liabilities were RMB716.0 million and RMB931.0 million as of December 31, 2017 and 2018. We assess our liquidity by our ability to generate cash from operating activities to fund our operations, attract investors and borrow funds on favorable economic terms.

Historically, we have relied principally on both operational sources of cash and non-operational sources of financing from investors to fund our operations and business development. Our ability to continue as a going concern is dependent on management’s ability to successfully execute our business plan, which includes increasing revenues while controlling operating expenses, as well as generating operational cash flows and continuing to gain support from outside sources of financing.

We believe that our current cash, cash equivalents, time deposits, short-term investment and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash (used in)/provided by operating activities	28,725	55,074	29,781	4,332
Net cash (used in)/provided by investing activities	(252,113)	10,785	(4,898)	(713)
Net cash provided by financing activities	424,494	260	68,407	9,949
Effect of exchange rate changes on cash and cash equivalents	26,894	(20,953)	(186)	(27)
Net (decrease)/ increase in cash and cash equivalents	228,000	45,166	93,104	13,541
Cash and cash equivalents at beginning of the period	46,873	274,873	320,039	46,548
Cash and cash equivalents at end of the period	274,873	320,039	413,143	60,089

Operating Activities

Net cash provided by operating activities in 2018 was 29.8 million (US$4.3 million). In 2017, net cash provided by operating activities was RMB55.1 million. Net cash provided by operating activities in 2018 was primarily attributable to our business expansion. The non-cash items were mainly depreciation and amortization of RMB33.0 million (US$4.8 million). The decrease in working capital was mainly attributable to an increase in deferred revenue of RMB474.3 million (US$69.0 million) and a decrease in prepaid expenses and other current assets of RMB87.4 million (US$12.7 million) partially offset by a decrease of accrued expenses and other liabilities of RMB3.7 million (US$0.5 million) and a decrease in taxes payable of RMB8.1 million (US$1.2 million).

Net cash provided by operating activities in 2017 was 55.1million. In 2016, net cash provided by operating activities was RMB28.7 million. Net cash provided by operating activities in 2017 was primarily attributable to our business expansion and improved operating efficiency. The non-cash items were mainly depreciation and amortization of RMB29.0 million. The decrease in working capital was mainly attributable to an increase in deferred revenue of RMB514.4 million, an increase of accrued expenses and other liabilities of RMB67.0 million, a decrease in prepaid expenses and other current assets of RMB16.5 million and an increase in taxes payable of RMB6.1 million.

Net cash provided by operating activities in 2016 was 28.7 million. In 2015, net cash used in operating activities was RMB104.0 million. The significant decrease in cash used was due to our business expansion and improved operating efficiency. Net cash used in operating activities in 2016 was primarily attributable to a net loss of RMB514.8 million, adjusted for non-cash items of RMB66.1 million, and partially offset by a decrease of RMB477.4 million in working capital. The non-cash items were mainly depreciation and amortization of RMB16.6 million. The decrease in working capital was mainly attributable to an increase in deferred revenue of RMB414.9 million, an increase of accrued expenses and other liabilities of RMB86.9 million, a decrease in prepaid expenses and other current assets of RMB21.4 million, partially offset by a decrease in taxes payable of RMB1.4 million. The increase of deferred revenue was primarily a result of increased gross billings. The increase in accrued expenses and other current liabilities was primarily attributable to accrued payroll and social benefit expenses and accrued professional service fees. The decrease in prepayments and other current assets was primarily due to decreased prepaid promotional fee.

Investing Activities

Net cash used in investing activities amounted to RMB4.9 million (US$0.7 million) in 2018, which was primarily attributable to acquisition of fixed assets and intangible assets.

Net cash provided by investing activities amounted to RMB10.8 million in 2017, which was primarily attributable to maturity of time deposits and short-term investments.

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

Financing Activities

Net cash provided by financing activities in 2018 amounted to RMB68.4 million (US$9.9 million), which derived from loan facility agreement with SPD Silicon Valley Bank Beijing Branch.

Net cash provided by financing activities in 2017 amounted to RMB0.3 million, which derived solely from proceeds from exercise of stock options

Net cash provided by financing activities in 2016 amounted to RMB424.5 million, which derived solely from our initial public offering, after deducting payment of the relevant issuance costs.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with leasehold improvements and investments in office furniture, computers and servers. Our capital expenditures were RMB37.1 million, RMB35.4 million and RMB17.6 million (US$2.6 million) in the years ended December 31, 2016, 2017 and 2018. We intend to continue to utilize real estate leasing in order to allocate our capital resources cost-efficiently. We may make acquisitions of businesses and properties that complement our operations when suitable opportunities arise.

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

In addition, our subsidiary in China is permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. In accordance with PRC company laws, our consolidated VIEs in China must make appropriations from their after-tax profit to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of our consolidated VIEs. Appropriation to discretionary surplus fund is made at the discretion of our consolidated VIEs. Pursuant to the law applicable to China’s foreign investment enterprise, our subsidiary that is a foreign investment enterprise in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiary. Appropriation to the other two reserve funds are at our subsidiary’s discretion.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to our consolidated affiliated entity only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Risk Factors— Risks Related to Doing Business in China—PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of our equity offerings to make loans to our PRC subsidiaries and PRC consolidated VIEs or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and consolidated VIEs when needed. Notwithstanding the forgoing, our PRC subsidiaries may use its own retained earnings (rather than RMB converted from foreign currency denominated capital) to provide financial support to our consolidated affiliated entity either through entrustment loans from our PRC subsidiaries to our consolidated VIEs or direct loans to such consolidated affiliated entity’s nominee shareholders, which would be contributed to the consolidated variable entity as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the consolidated affiliated entity’s share capital.

The table below sets forth the respective revenue contributions of (i) our company and our subsidiaries and (ii) our consolidated VIEs for the periods indicated as a percentage of total net revenues:

	Revenue(1)
	As of December 31
	2016	2017	2018
Our company and our subsidiaries	—	—	—
Our consolidated VIEs in the PRC	100.0%	100.0%	100.0%
Our consolidated VIE in the Philippines	—	—	—
Total net revenues	100.0%	100.0%	100.0%

Note:

(1)         The percentages exclude the inter-company transactions among China Online Education Group, its subsidiaries and its consolidated VIEs.

The table below sets forth the respective asset contributions of (i) our company and our subsidiaries and (ii) our consolidated VIEs for the periods indicated as a percentage of total assets:

	Total Assets(1)
	As of December 31
	2016	2017	2018
Our company and our subsidiaries	72.2%	51.5%	50.9%
Our consolidated VIEs in the PRC	27.4%	48.3%	49.0%
Our consolidated VIE in the Philippines	0.4%	0.2%	0.1%
Total assets	100.0%	100.0%	100.0%

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

As of December 31, 2018, we registered 61 domain names relating to our business, including our www.51talk.com website, with the Internet Corporation for Assigned Names and Numbers and China Internet Network Information Center. We also hold 16 works of art copyrights, 20 registered software copyrights and 136 trademarks in the PRC as of December 31, 2018.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2018 to December 31, 2018 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018:

	Payment due by period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in RMB thousands)
Operating lease obligations(1)	59,018	33,546	24,075	1,397	—
Purchase commitment(2)	88,130	79,206	8,924	—	—
Long-term loan(3)	69,045	—	69,045	—	—

Notes:

(1)         Represents our non-cancelable leases for our offices and learning centers.

(2)         Represents our minimum commitments for brand promotion activities.

(3)         Represents our loan balance under a 24-month uncommitted non-revolving loan facility.

G.                                   Safe Harbor

See “Forward-Looking Statements” on page 2 of this annual report.

ITEM 6.                        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this annual report. Mr. Xing Liu, a former director of our company, resigned from our board of directors on April 23, 2019, for personal reasons and not as a result of any disagreement with our policies or practices.

Directors and Executive Officers	Age	Position/Title
Jack Jiajia Huang	33	Founder, Chairman, Chief Executive Officer
Ting Shu	33	Co-Founder, Director, Senior Vice President
Liming Zhang	49	Co-Founder, Chief Operating Officer
Min Xu	45	Chief Financial Officer
Frank Lin	54	Director
Wei Li	42	Director
Conor Chia-hung Yang	56	Independent Director
Xiaoguang Wu	43	Independent Director

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

Mr. Min Xu has served as our chief financial officer since January 2019. From May 2018 to December 2018, Mr. Xu served as our co-chief financial officer. Prior to joining 51Talk, Mr. Xu was the chief financial officer of ACM Research Inc., a Nasdaq-listed global semiconductor equipment manufacturer, from 2016 to 2018. Previously, Mr. Xu served as the chief financial officer of UTStarcom Holding Corp., a Nasdaq-listed global telecom infrastructure provider, from 2014 to 2016. Prior to that, Mr. Xu was an equity research analyst at various investment banks from 2007 to 2014, including Roth Capital Partners, LLC., Wedbush Securities, Jefferies & Co., Piper Jaffray & Co., and Stanford Group Company. Earlier in his career, Mr. Xu worked as a technical marketing engineer as well as a senior software engineer with Cisco Systems, Inc. From 2015 to 2016, Mr. Xu served as an independent director of Sky-mobi Limited, a NASDAQ listed leading mobile application platform and game publisher in China. Mr. Xu received an MBA degree from The Fuqua School of Business at Duke University, a Master of Science degree in electrical engineering from Purdue University, a Master of Science degree in physics from Colorado State University, and a Bachelor of Science degree in physics from Peking University.

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

B.                                    Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2018, we paid an aggregate of approximately US$968 thousand in cash to our executive officers and our non-executive directors. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

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

As of February 28, 2019 we are authorized to grant options or share purchase rights to purchase up to an aggregate of 36,229,922 Class A ordinary shares under the Pre-IPO Plans. As of February 28, 2019, options to purchase an aggregate number of 27,718,640 Class A ordinary shares have been granted and are outstanding, and 515,625 restricted share units have been granted and are outstanding.

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

The following table summarizes, as of February 28, 2019 the outstanding options granted to our directors and executive officers under the 2014 Plan.

Name	Class A Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Jack Jiajia Huang	*	0.28	April 1, 2016	April 1, 2026
Liming Zhang	7,900,000	0.05	December 19, 2014	December 31, 2024
		0.15	January 7, 2016	December 31, 2025
		0.55	December 31, 2016	December 31, 2026
		0.566	March 31, 2017	March 31, 2027
Min Xu	*	0.34	June 30, 2018	June 30, 2028

Total	10,900,000

*                 The aggregate number of ordinary shares exercisable from all options granted is less than 1% of our total issued and outstanding ordinary shares.

2016 Plan

We adopted the 2016 share incentive plan, or the 2016 Plan, in May 2016. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2016 Plan is initially 4,600,000 Class A ordinary shares. Beginning in 2017, the number of shares reserved for future issuances under the 2016 Plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors, during the term of the 2016 Plan. On January 1, 2019, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2016 Plan was increased to 18,241,972 Class A ordinary shares. As of February 28, 2019, 7,489,139 restricted share units have been granted and are outstanding. The following paragraphs summarize the terms of the 2016 Plan.

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

The following table summarizes, as of February 28, 2019, the outstanding restricted share units granted to our directors and executive officers under the 2016 Plan.

Name	Restricted Share Units	Date of Grant	Vesting Schedule
Frank Lin	*	August 1, 2016	Approximately 2 years from the date of grant.
Conor Chia-hung Yang	*	August 1, 2016	Approximately 2 years from the date of grant.
		September 30 2018	Approximately 21 months from the date of grant
Xiaoguang Wu	*	August 1, 2016	Approximately 2 years from the date of grant.
		September 30 2018	Approximately 21 months from the date of grant
Liming Zhang	*	March 31, 2017	Approximately 4 years from the date of grant.
Min Xu	*	June 30, 2018	Approximately 4 years from the date of grant.
Total	1,599,100

*                 The aggregate number of ordinary shares that will be vested from restricted share units is less than 1% of our total issued and outstanding ordinary shares.

As of February 28, 2019, other current and former employees as a group held options to purchase 18,620,265 Class A ordinary shares under the 2013 Plan and the 2014 Plan, with exercise prices ranging from US$0.0167 to US$0.566 per Class A ordinary share. As of February 28, 2019, other current employees as a group held 1,513,185 restricted share units under the 2014 and the 2016 Plan.

C.                                    Board Practices

Board of Directors

Our board of directors consists of six directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by ordinary resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be of unsound mind.

D.                                    Employees

We are headquartered in Beijing, where most of our senior management and technology teams are based. We also host part of our general and administrative personnel, content development professionals and sales and marketing staff in our Beijing offices. The rest of our sales and marketing staff are based in Shanghai, Wuhan, Guangdong, Nanjing, and Jinan. Our offices in the Philippines host our independently contracted teacher engaging and training team, free trial teachers, and part of our general and administrative personnel.

We had a total of 2,215, 2,859and 2,499 full-time employees as of December 31, 2016, 2017 and 2018, respectively. As of December 31, 2018, we had 816 full-time employees in Beijing, 98 full-time employees in Shanghai, 99 full-time employees in Wuhan, 20 full-time employees in Shenzhen, 1,465 full-time employees in the Philippines and one full-time employee in Hong Kong. In addition to our full-time employees, Dasheng Zhixing entered into services outsource agreements with independent third party suppliers in December 2015 through which it outsourced part of its marketing and sales functions. As of December 31, 2018, we had 3,378 outsourced personnel mainly performing sales and marketing functions for us. The following table sets forth the number of our full-time employees, categorized by function, as of December 31, 2018:

	Number of full-time employees
Function	China		the Philippines	Total
Telemarketing sales	91		—	91
Student support	34		—	34
Free trial teachers	—		952	952
Marketing and branding	184		23	207
General and administrative	354	(1)	465	819
Technology and product development	371		25	396
Total	1,034		1,465	2,499

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

Independently contracted foreign teachers delivering paid lessons on our platform are generally not our full-time employees. We enter into service contracts with such independently contracted teachers, and pay service fees to them based on the number of lessons they teach and their teaching performance. We had approximately 7.7 thousand, 15.0 thousand and 21.0 thousand independently contracted foreign teachers available to deliver lessons on our platform as of December 31, 2016, 2017 and 2018, respectively.

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

E.                                    Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2019:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 306,101,889 ordinary shares outstanding as of February 28, 2019, comprising of 82,988,228 Class A ordinary shares (excluding 1,033,755 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the issuer’s share incentive plan) and 223,113,661 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A ordinary Shares	Class B ordinary Shares	Total ordinary shares on an as- converted basis	% of total ordinary shares on an as converted basis	% of aggregate voting power †
Directors and Executive Officers:**
Jack Jiajia Huang(1)	2,500,000	58,414,744	60,914,744	19.7	25.3
Ting Shu(1)	2,500,000	58,414,744	60,914,744	19.7	25.3
Frank Lin(2)	*	—	*	*	*
Wei Li(3)	—	—	—	—	—
Liming Zhang(4)	7,187,500	—	7,187,500	2.3	0.3
Min Xu	*	—	*	*	*
Conor Chia-hung Yang	*	—	*	*	*
Xiaoguang Wu	*	—	*	*	*
All directors and executive officers as a group	10,023,500	58,414,744	68,438,244	22.4	25.7

Principal Shareholders:
DCM Funds(5)	11,842,105	58,703,507	70,545,612	23.0	25.9
Dasheng International Holdings Limited(1)	2,500,000	58,414,744	60,914,744	19.7	25.3
Sequoia Capital China Investment Funds(6)	3,947,368	47,032,920	50,980,288	16.7	20.5
Shunwei Technology Limited(7)	—	37,329,473	37,329,473	12.2	16.1
Duowan Entertainment Corp.(8)	3,750,000	21,632,985	25,382,985	8.3	9.5

Notes:

*                 Less than 1% of total ordinary shares on an as-converted basis.

**          Except for Frank Lin and Wei Li, the business address for our directors and officers is 6th Floor Deshi Building North, Shangdi Street, Haidian District, Beijing 100085, PRC.

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

(1)         Consists of (i) 40,890,321 Class B ordinary shares Dasheng Global Limited, a company incorporated in the British Virgin Islands (ii) 2,500,000 Class A ordinary shares issuable to Jack Jiajia Huang upon exercise of options within 60 days after February 28, 2019, and (iii) 17,524,423 Class B ordinary shares held by Dasheng Online Limited, a company incorporated in the British Virgin Islands. The registered office address of Dasheng Global Limited is Quastisky Building, P.O. Box 4389, Road Town, Tortola, British Virgin Islands. The registered office address of Dasheng Online Limited is c/o Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola. British Virgin Islands. Each of Dasheng Global Limited and Dasheng Online Limited is wholly owned by Dasheng International Holdings Limited, a company incorporated in the British Virgin Islands which is wholly owned by TB Family Trust, for which TMF (Cayman) Ltd. acts as the trustee. The settlors of TB Family Trust are Mr. Huang and Ms. Shu. Mr. Huang, Ms. Shu and their family members are beneficiaries under TB Family Trust. Mr. Huang and Ms. Shu are husband and wife.

(2)         The business address of Frank Lin is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, United States.

(3)         The business address of Wei Li is Room 801, Tower D1, Liangmaqiao Diplomatic Office Building, No. 19 Dongfangdong Road, Chaoyang District, Beijing 100600, PRC.

(4)         Consists of (i) 125,000 Class A ordinary shares represented by ADSs held by Liming Zhang; and (ii)7,062,500 Class A ordinary shares issuable to Liming Zhang upon exercise of options and vested from restricted share units within 60 days after February 28, 2019.

(5)         Consists of (i) 58,703,505 Class B ordinary shares held by DCM Hybrid RMB Fund, L.P., or Hybrid Fund; (ii) 11,184,217 Class A ordinary shares held by DCM Ventures China Turbo Fund, L.P., or Turbo Fund, and (iii) 657,888 Class A ordinary shares held by DCM Ventures China Turbo Affiliates Fund, L.P., or Turbo Affiliates Fund, according to  The registered office address of each of Hybrid Fund, Turbo Fund and Turbo Affiliates Fund is c/o Campbell Corporate Services Limited, Scotia Centre, P.O. Box 268, Grand Cayman, KY1-1104, Cayman Islands. The general partner of Hybrid Fund is DCM Hybrid RMB Fund Investment Management, L.P., or Hybrid Fund DGP, whose general partner in turn, is DCM Hybrid RMB Fund International, Ltd., or Hybrid Fund UGP. Hybrid Fund UGP, through Hybrid Fund DGP, has sole voting and investment power over these shares, and such voting and investment power is exercised by K. David Chao and Jason Krikorian, the directors of Hybrid Fund UGP. Each of the directors disclaims beneficial ownership of the shares held by Hybrid Fund, except to the extent of each person’s pecuniary interest therein. The business address of Hybrid Fund DGP and Hybrid Fund UGP is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, the United States. The general partner of each of Turbo Fund and Turbo Affiliates Fund is DCM Turbo Fund Investment Management, L.P., or Turbo Fund DGP , whose general partner in turn, is DCM Turbo Fund International, Ltd., or Turbo Fund UGP. Turbo Fund UGP through Turbo Fund DGP has sole voting and investment power over these shares, and such voting and investment power is exercised by K. David Chao and Jason Krikorian, the directors of Turbo Fund UGP The business address of Turbo Fund DGP and DCM Turbo Fund International, Ltd. is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, the United States.

(6)         Consists of (i) 36,285,762 Class B ordinary shares held by SCC Venture V Holdco I, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands; (ii) 10,747,158 Class B ordinary shares held by SCC Growth I Holdco A, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands; and (iii) 3,947,368 Class A ordinary shares held by SCC Growth I Holdco A, Ltd. SCC Venture V Holdco I, Ltd. is wholly owned by Sequoia Capital China Venture Fund V, L.P., whose general partner is SC China Venture V Management L.P., whose general partner in turn, is SC China Holding Limited. SCC Growth I Holdco A, Ltd. is wholly owned by Sequoia Capital China Growth Fund I, L.P. The general partner of Sequoia Capital China Growth Fund I, L.P. is Sequoia Capital China Growth Fund Management I, L.P., whose general partner is SC China Holding Limited. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, which in turn is wholly owned by Neil Nanpeng Shen. The registered address of SCC Growth I Holdco A, Ltd., Sequoia Capital China Growth Fund I, L.P., Sequoia Capital China Growth Fund Management I, L.P., SCC Venture V Holdco I, Ltd., Sequoia Capital China Venture Fund V, L.P., SC China Venture V Management L.P., SC China Holding Limited, SNP China Enterprises Limited and Neil Nanpeng Shen is c/o Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

(7)         Consists of 14 Class B ordinary shares held by Shunwei Technology Limited. The registered office address of Shunwei Technology Limited is Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. Shunwei Technology Limited is wholly owned by Shunwei China Internet Fund, L.P., whose general partner is Shunwei Capital Partners GP, L.P., whose general partner in turn, is Shunwei Capital Partners GP Limited. The shareholders of Shunwei Capital Partners GP Limited are Team Guide Limited, a company incorporated in the British Virgin Islands, and Gifted Ventures Limited, a company incorporated in the British Virgin Islands. Team Guide Limited is wholly owned by Mr. Jun Lei and Gifted Ventures Limited is wholly owned by Mr. Tuck Lye Koh. The business address of both Mr. Jun Lei and Mr. Tuck Lye Koh is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

(8)         Consists of (i) 19,431,174 Class B ordinary shares and 3,750,000 Class A ordinary shares in the form of ADSs held by Duowan Entertainment Corporation; and (ii) 2,201,811 Class B ordinary shares held by Engage Capital Partners I, L.P. The general partner of Engage Capital Partners I, L.P. is Engage Capital Partners I GP Limited, whose members in turn are Duowan Entertainment Corporation (holding 93.5% equity interests) and a natural person. The registered office address of Engage Capital Partners I, L.P. and Engage Capital Partners I GP Limited is 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9007, Cayman Islands. The registered office address of Duowan Entertainment Corp. is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands. Duowan Entertainment Corp. is wholly owned by YY Inc., a Nasdaq-listed company.

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

To our knowledge, as of February 28, 2019,  67,198,755  of our Class A ordinary shares are held by one record holder in the United States (excluding 1,033,755 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the issuer’s share incentive plan), which is the depositary of our ADS program, representing 82.2% of our total issued and outstanding Class A ordinary shares as of such date. As of February 28, 2019, none of our Class B ordinary shares are held by record holders in the United States.

For options and restricted share units granted to our officers, directors and employees, see “—B. Compensation of Directors and Executive Officers—Share Incentive Plan.”

ITEM 7.                        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.                                    Related Party Transactions

Contractual Arrangements with our VIEs

PRC law currently limits direct foreign equity ownership of business entities providing value-added telecommunications services. To comply with these foreign ownership restrictions requirements, we operate our online platform through a series of contractual arrangements with our VIEs and their respective shareholders. We have also entered into a series of contractual arrangements with Philippines Co I, Philippines Co II, Philippines Co III and their respective shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

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

We estimated the fair value of the audio and video streaming solution service provided by YY. For the year ended December 31, 2018, the fair value of the audio and video streaming solution provided by YY is estimated to be nil, which is recognized as cost of revenues and a shareholder contribution.

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

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC Regulations—Regulations on Foreign Exchange—Dividend Distribution.”

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

ITEM 9.                        THE OFFER AND LISTING

A.                                    Offering and Listing Details.

See “—C. Markets.”

B.                                    Plan of Distribution

Not applicable.

C.                                    Markets

Our ADSs, each representing fifteen Class A ordinary shares, have been listed on the NYSE since June 10, 2016 under the symbol “COE.”

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

D.                                    Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC Regulations—Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents,” “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC Regulations—Regulations on Foreign Currency Exchange”

E.                                    Taxation

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

Our PRC subsidiaries and PRC consolidated VIEs are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the EIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. We are subject to VAT at a rate of 6% on the services we provide, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.

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

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries through COE HK Co I. The EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, SAT promulgated SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, COE HK Co I may be able to benefit from the 5% withholding tax rate for the dividends it receives from Dasheng Online, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

United States Federal Income Taxation

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our ADSs or ordinary shares. This summary applies only to U.S. Holders that hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment under the U.S. Internal Revenue Code of 1986, as amended. This summary is based on U.S. tax laws in effect as of the date of this annual report, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this annual report, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. Moreover, this summary does not address the U.S. federal estate, gift, Medicare, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

•                  investors that have a functional currency other than the U.S, dollar;

•                  persons that actually or constructively own 10% or more of our stock; or (by vote or value)

•                  investors required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement; or

•                  partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding common stock through such entities.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% (by value) or more of the stock.

Although the law in this regard is not clear, we treat our consolidated VIEs as being owned by us for U.S. federal income tax purposes because we exercise effective control over the consolidated VIEs and are entitled to substantially all of their economic benefits. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined that we are not the owner of the consolidated VIEs for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year. Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based upon our income and assets (including goodwill and other unbooked intangibles) and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2018 and do not anticipate becoming a PFIC in the foreseeable future.

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

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) that is readily tradable on an established securities market in the United States, including the NYSE. Because our ADSs are listed on the NYSE. The ADSs are expected to be readily tradable on an established securities market in the United States. Thus, we believe that we will be treated as a qualified foreign corporation with respect to the dividends we pay on our ADSs, but there can be no assurance in this regard. Since we do not expect that our ordinary shares will be listed on an established securities market, it is unclear whether dividends that we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. However, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information — E.Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our ADS or ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described in the preceding paragraph. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends-received deduction allowed to corporations.

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. For this purpose, our ADSs, but not our ordinary shares, will be treated as marketable stock due to their listing on the NYSE. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

A hypothetical 10% decrease in the exchange rate of the U.S. dollar against the RMB would have resulted in a decrease of RMB37.4 million (US$5.4 million) in the value of our U.S. dollar-denominated financial assets at December 31, 2018.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program upon such terms and conditions as we and the depositary may agree from time to time. In 2018, we received US$101.8 thousand from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.

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

In 2018, we used approximately US$26.9 million of the net proceeds from our initial public offering and the concurrent private placements in investing in our technology platform and course development. We intend to use the proceeds from our initial public offering for general corporate purposes, which may include investing in course development, expanding our learning center network, sales and marketing activities, technology infrastructure and capital expenditures, upgrading facilities and other general and administrative matters. We may also use a portion of the net proceeds for investing in, or acquiring, complementary businesses, although we have not identified any near-term investment or acquisition targets.

ITEM 15.                 CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our chief executive officer and chief financial officer have performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report. Based upon that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were ineffective as of December 31, 2018 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, because of the material weakness in our internal control over financial reporting described below. Our disclosure controls and procedures were not effective to satisfy the objectives for which they are intended.

Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of December 31, 2018 due to the material weakness described below, we believe that the consolidated financial statements included in this annual report on Form 20-F correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2018 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” issued by the Committee on Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework (2013), due to the material weakness described in “Changes in Internal Control over Financial Reporting” below, our management concluded that, as of December 31, 2018, our internal control over financial reporting was ineffective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2018.

Changes in Internal Control over Financial Reporting

In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2018, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting as of December 31, 2018. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness is related to the lack of U.S. GAAP expertise to address complex U.S. GAAP technical accounting issues, related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. To remedy our control deficiencies, we have implemented and will continue to implement measures to improve our internal control over financial reporting.

We have hired personnel with relevant experience and necessary expertise to strengthen our financial reporting function and to set up a financial and system control framework. In 2018, we hired our financial director and accounting manager with working experience of U.S. GAAP and SEC reporting requirements.

We will continue to obtain additional resources including experienced staff with U.S. GAAP and SEC reporting knowledge, to strengthen the financial reporting function. Our senior financial controller maintains professional certification of Certified Management Accountant. And other personnel of reporting team are also preparing to obtain the certification of AICPA.

Our accounting and financial reporting personnel attend training seminars on U.S. GAAP, SEC reporting and other accounting-related topics provided by Big Four accounting firms and other professional organizations on a regular basis to maintain up-to-date knowledge on U.S. GAAP and SEC rules. We have standardized our financial closing and reporting procedures, and we plan to further enhance and improve our policies and procedures to meet U.S. GAAP and SEC reporting requirements.

However, we cannot assure you that we will remediate our material weakness in a timely manner. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

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

	2017	2018
	RMB	RMB
	(in thousands)
Audit Fees(1)	7,866	7,350
Audit-Related Fees(2)	900	—
Tax Fees(2)	433	150

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

Among these corporate governance listing standards, Section 303A.01 of the NYSE Listed Company Manual requires that the board of directors be comprised of a majority of independent directors. Section 303A.07(a) of the NYSE Listed Company Manual requires the audit committee be comprised of at least three members. Section 303A.04(a) requires that a nominating and governance committee be composed entirely of independent directors. Section 303A.05(a) requires that a compensation committee be composed entirely of independent directors. We are a Cayman Islands company, and there are no requirements under applicable Cayman Islands law that correspond to these sections of the NYSE Listed Company Manual. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we followed our home country practice and are exempted from the requirements of Sections 303A.01, 303A.07(a), 303A.04(a) and Section 303A.05(a) of the NYSE Listed Company Manual.

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
4.10

Spousal Consent granted by Xiaoping Xu dated June 18, 2013 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

4.11

Spousal Consent granted by Jack Jiajia Huang dated December 14, 2015 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

4.12

Spousal Consent granted by Ting Shu dated December 14, 2015 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

4.13

Exclusive Business Cooperation Agreement between COE HK CO I and Philippines Co I dated July 21, 2014 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

4.14

Exclusive Option Agreement among COE HK CO I, the shareholders of Philippines Co I and Philippines Co I dated July 21, 2014 and August 31, 2015 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

4.15

Powers of Attorney granted by the shareholders of Philippines Co I dated July 21, 2014 and August 31, 2015 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

4.16

Exclusive Option Agreement among COE, the shareholders of Philippines Co II and Philippines Co II dated August 31, 2015 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

4.17

Powers of Attorney granted by the shareholders of Philippines Co II dated August 31, 2015 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

4.18

Exclusive Option Agreement among COE, the shareholders of Philippines Co III and Philippines Co III dated February 1, 2016 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

4.19

Powers of Attorney granted by the shareholders of Philippines Co III dated February 1, 2016 (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

4.20

English translation of Technology Service Agreement between Dasheng Zhixing and Guangzhou Huaduo dated December 28, 2015 (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

4.21

Subscription Agreement by and between the Registrant and DCM Ventures China Turbo Fund, L.P., dated May 27, 2016 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

4.22

Subscription Agreement by and between the Registrant and DCM Ventures China Turbo Affiliates Fund, L.P., dated May 27, 2016 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

4.23

Subscription Agreement by and between the Registrant and SCC Growth I Holdco A, Ltd. dated May 27, 2016 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

4.24

Facility Agreement by and between the China Online Education (HK) Limited, 51Talk English International Limited and SPD Silicon Valley Bank Beijing Branch dated March 23, 2018 (incorporated herein by reference to Exhibit 4.24 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2018).

4.25

Debenture between 51Talk English Internationl Limited and SPD Silicon Valley Bank Beijing Branch dated March 23, 2018 (incorporated herein by reference to Exhibit 4.25 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2018).

4.26

Debenture between China Online Education (HK) Limited and SPD Silicon Valley Bank Beijing Branch dated March 23, 2018 (incorporated herein by reference to Exhibit 4.26 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2018).

4.27

Guarantee Agreement by and between China Online Education Group and SPD Silicon Valley Bank Beijing Branch dated March 23, 2018 (incorporated herein by reference to Exhibit 4.27 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2018).

4.28

Guarantee Agreement by and between Dasheng Zhixing dated March 23, 2018 and SPD Silicon Valley Bank Beijing Branch (incorporated herein by reference to Exhibit 4.28 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2018).

4.29*	Exclusive Business Cooperation Agreement between Helloworld Online and Dasheng Helloworld dated September 18, 2018
4.30*	Exclusive Option Agreement among Helloworld Online, the shareholders of Dasheng Helloworld and Dasheng Helloworld dated September 18, 2018
4.31*	Equity Interest Pledge Agreement among Helloworld Online, the shareholders of Dasheng Helloworld and Dasheng Helloworld dated September 18, 2018
4.32*	Powers of Attorney granted by the shareholders of Dasheng Helloworld dated September 18, 2018
4.33*	Spousal Consent granted by Ting Shu dated September 18, 2018
8.1*	Principal subsidiaries and Variable Interest Entities of the Registrant
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

Date: April 23, 2019

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of China Online Education Group:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of China Online Education Group and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive loss, of changes in shareholders’ deficit and of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for revenue from contracts with customers, and the related sales and marketing expenses, in 2018.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

April 23, 2019

We have served as the Company’s auditor since 2015.

CHINA ONLINE EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS

As of December 31, 2017 and 2018

(In thousands, except for share and per share data)

		As of December 31
	Notes	2017	2018	2018
		RMB	RMB	US$
				(Note 2(e))

ASSETS
Current assets:
Cash and cash equivalents	2(g)	320,039	413,143	60,089
Time deposits	2(h)	202,659	162,688	23,662
Short-term investments	2(i)	100,722	136,304	19,825
Prepaid expenses and other current assets	4	84,941	242,499	35,270
Total current assets		708,361	954,634	138,846
Non-current assets:
Held-to-maturity security	5	6,751	—	—
Property and equipment, net	6	49,009	35,341	5,140
Intangible assets, net	7	9,686	11,790	1,715
Goodwill		4,223	4,223	614
Other non-current assets		5,526	4,230	615
Total non-current assets		75,195	55,584	8,084
Total assets		783,556	1,010,218	146,930

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Deferred revenues (including deferred revenue of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB1,176,565 and RMB1,658,800 as of December 31, 2017 and 2018, respectively, Note 1)	2(l)	1,176,565	1,658,800	241,262
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Company of RMB101,760 and RMB115,644 as of December 31, 2017 and 2018, respectively, Note 1)	8	222,798	209,910	30,530
Taxes payable (including taxes payable of the consolidated VIEs without recourse to the Company of RMB14,874 and RMB14,224 as of December 31, 2017 and 2018, respectively, Note 1)		24,985	16,917	2,460
Total current liabilities		1,424,348	1,885,627	274,252

The accompanying notes are an integral part of these consolidated financial statements.

CHINA ONLINE EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS

As of December 31, 2017 and 2018

(In thousands, except for share and per share data)

		As of December 31
	Notes	2017	2018	2018
		RMB	RMB	US$
				(Note 2(e))

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Non-current liabilities:
Long-term loan	9	—	69,045	10,042
Deferred revenues (including deferred revenues of the consolidated VIEs without recourse to the Company of RMB25,230 and RMB17,321 as of December 31, 2017 and 2018, respectively, Note 1)		25,230	17,321	2,519
Deferred tax liabilities	10(c)	124	21	3
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to the Company of RMB235 and RMB235 as of December 31, 2017 and 2018, respectively, Note 1)		2,245	853	124
Total non-current liabilities		27,599	87,240	12,688
Total liabilities		1,451,947	1,972,867	286,940

Commitments and contingencies	16

Shareholders’ deficit:
Ordinary shares (US$0.0001 par value; 1,500,000,000 and 1,500,000,000 shares (including 1,000,000,000 Class A shares, 350,000,000 Class B shares and 150,000,000 shares to be designated by the Board of Directors) authorized as of December 31, 2017 and 2018, respectively; 302,714,259 and 305,917,524 shares (including 82,803,863 Class A shares and 223,113,661 Class B shares) issued and outstanding as of December 31, 2017 and 2018, respectively)	12	197	199	29
Additional paid-in capital		1,077,523	1,107,019	161,009
Accumulated other comprehensive income		7,676	24,615	3,582
Accumulated deficit		(1,753,787)	(2,094,482)	(304,630)
Total shareholders’ deficit		(668,391)	(962,649)	(140,010)
Total liabilities and shareholders’ deficit		783,556	1,010,218	146,930

The accompanying notes are an integral part of these consolidated financial statements.

CHINA ONLINE EDUCATION GROUP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the years ended December 31, 2016, 2017 and 2018

(In thousands, except for share and per share data)

		For the year ended December 31,
	Notes	2016	2017	2018	2018
		RMB	RMB	RMB	US$
					(Note 2(e))

Net revenues		418,281	847,993	1,145,517	166,609
Cost of revenues		(147,157)	(314,121)	(410,908)	(59,764)
Gross profit		271,124	533,872	734,609	106,845
Operating expenses(1):
Sales and marketing expenses		(464,890)	(657,065)	(731,233)	(106,353)
Product development expenses		(152,709)	(223,202)	(185,000)	(26,907)
General and administrative expenses		(165,657)	(224,395)	(223,057)	(32,443)
Total operating expenses		(783,256)	(1,104,662)	(1,139,290)	(165,703)
Loss from operations		(512,132)	(570,790)	(404,681)	(58,858)
Impairment loss		—	—	(7,364)	(1,071)
Interest income		4,430	6,863	9,167	1,333
Interest expenses and other expense, net		(5,460)	(12,542)	(9,936)	(1,445)
Loss before income tax expenses		(513,162)	(576,469)	(412,814)	(60,041)
Income tax expenses	10(b)	(1,616)	(4,342)	(3,880)	(565)
Net loss		(514,778)	(580,811)	(416,694)	(60,606)
Accretions to preferred shares redemption value	11	(91,631)	—	—	—
Deemed contribution from preferred shareholders	11	2,618	—	—	—
Net loss attributable to the Company’s ordinary shareholders		(603,791)	(580,811)	(416,694)	(60,606)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	14	199,039,819	301,610,060	304,542,400	304,542,400
Net loss per share attributable to ordinary shareholders—basic and diluted	14	(3.03)	(1.93)	(1.37)	(0.20)
Net loss per ADS(2) attributable to ordinary shareholders—basic and diluted		(45.50)	(28.95)	(20.55)	(3.00)
Comprehensive loss
Net loss		(514,778)	(580,811)	(416,694)	(60,606)
Other comprehensive income/(loss)
Foreign currency translation adjustments		27,700	(24,662)	16,939	2,464
Total comprehensive loss		(487,078)	(605,473)	(399,755)	(58,142)

(1)                                 Share-based compensation expenses were allocated to operating expenses as follows:

Sales and marketing expenses	(5,082)	(4,612)	(5,676)	(826)
Product development expenses	(16,202)	(9,039)	(7,396)	(1,076)
General and administrative expenses	(26,958)	(21,418)	(14,814)	(2,155)

(2)                                 Each American depositary share (“ADS”) represents fifteen ordinary shares

The accompanying notes are an integral part of these consolidated financial statements.

CHINA ONLINE EDUCATION GROUP

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

For the years ended December 31, 2016, 2017 and 2018

(In thousands, except for share and per share data)

		Ordinary Shares		Additional Paid-in	Accumulated Other Comprehensive		Total Shareholders’
	Notes	Shares	Amount	Capital	Income/(Loss)	Accumulated Deficit	Deficit
			RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2015		72,267,532	45	—	4,638	(569,962)	(565,279)
Issuance of ordinary shares upon Initial Public Offering (“IPO”), Concurrent Private Placement (“CPP”) and exercise of over-allotment options, net of expenses	12	57,189,473	38	424,186	—	—	424,224
Accretions to preferred shares redemption value	11	—	—	(777)	—	(90,854)	(91,631)
Conversion of series A preferred shares to ordinary shares		30,000,000	20	44,593	—	—	44,613
Conversion of series B preferred shares to ordinary shares		48,233,710	32	112,628	—	—	112,660
Conversion of series C preferred shares to ordinary shares		71,200,613	47	271,038	—	—	271,085
Conversion of series D preferred shares to ordinary shares		21,494,316	14	139,603	—	—	139,617
Deemed contribution from preferred shareholders	11	—	—	—	—	2,618	2,618
Exercise of stock options		447,480	—	110	—	—	110
Share-based compensation		—	—	48,242	—	—	48,242
Contribution from a shareholder		—	—	1,636	—	—	1,636
Net loss		—	—	—	—	(514,778)	(514,778)
Foreign currency translation adjustment		—	—	—	27,700	—	27,700
Balance as of December 31, 2016		300,833,124	196	1,041,259	32,338	(1,172,976)	(99,183)

Exercise of stock options		1,583,655	1	811	—	—	812
Settlement of RSU		297,480	—	—	—	—	—
Share-based compensation		—	—	35,069	—	—	35,069
Contribution from a shareholder		—	—	384	—	—	384
Net loss		—	—	—	—	(580,811)	(580,811)
Foreign currency translation adjustment		—	—	—	(24,662)	—	(24,662)
Balance as of December 31, 2017		302,714,259	197	1,077,523	7,676	(1,753,787)	(668,391)

Effect of changes in accounting principles related to revenue recognition	2(l)	—	—	—	—	75,999	75,999
Exercise of stock options		2,070,915	1	1,611	—	—	1,612
Settlement of RSU		1,132,350	1	(1)	—	—	—
Share-based compensation		—	—	27,886	—	—	27,886
Net loss		—	—	—	—	(416,694)	(416,694)
Foreign currency translation adjustment		—	—	—	16,939	—	16,939
Balance as of December 31, 2018		305,917,524	199	1,107,019	24,615	(2,094,482)	(962,649)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA ONLINE EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2016, 2017 and 2018

(In thousands, except for share and per share data)

	For the year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
				(Note 2(e))
Cash flows from operating activities:
Net loss	(514,778)	(580,811)	(416,694)	(60,606)
Adjustments to reconcile net loss to net cash used in operating activities:
Unrealized loss from foreign currency exchange	—	—	1,757	256
Share-based compensation expense	48,242	35,069	27,886	4,056
Depreciation and amortization	16,579	29,007	32,970	4,795
Impairment loss	—	—	7,364	1,071
Contribution from a shareholder	1,636	384	—	—
Deferred taxes (benefits)/expenses	(310)	(327)	73	11
Changes in assets and liabilities:
Prepaid expenses and other current assets	(21,449)	(16,493)	(87,412)	(12,714)
Other non-current assets	(1,684)	800	1,296	188
Deferred revenue	414,943	514,423	474,326	68,988
Accrued expenses and other liabilities	86,937	66,960	(3,717)	(540)
Taxes payable	(1,391)	6,062	(8,068)	(1,173)
Net cash provided by operating activities	28,725	55,074	29,781	4,332
Cash flows from investing activities:
Purchases of property and equipment	(37,094)	(35,392)	(17,605)	(2,561)
Purchase of intangible assets	(3,063)	(8,935)	(3,962)	(576)
Placement of time deposits	(893,864)	(226,721)	(224,586)	(32,665)
Placement of short-term investments	—	(100,000)	(190,073)	(27,645)
Withdrawal of time deposits	688,792	381,833	276,326	40,190
Withdrawal of short-term investments	—	—	155,002	22,544
Purchase of held-to-maturity security	(6,884)	—	—	—
Net cash (used in)/provided by investing activities	(252,113)	10,785	(4,898)	(713)
Cash flows from financing activities:
Proceeds from IPO, CPP and exercise of over-allotment options, net of expenses	424,459	—	—	—
Proceeds from exercise of stock options	35	260	1,611	234
Drawdown of long-term loan	—	—	85,856	12,487
Long-term loan repayment	—	—	(19,060)	(2,772)
Net cash provided by financing activities	424,494	260	68,407	9,949
Effect of exchange rate changes on cash and cash equivalents	26,894	(20,953)	(186)	(27)
Net increase in cash and cash equivalents	228,000	45,166	93,104	13,541
Cash and cash equivalents at the beginning of the year	46,873	274,873	320,039	46,548
Cash and cash equivalents at the end of the year	274,873	320,039	413,143	60,089
Supplemental disclosure of cash flow information
Cash paid for income taxes	433	—	10,538	1,533
Cash paid for interest expenses	—	—	1,944	283
Non-cash supplemental financing activities
Accretion to preferred shares redemption value (Note 11)	91,631	—	—	—
Contribution from a shareholder (Note 18)	1,636	384	—	—
Deemed contribution from preferred shares (Note 11)	2,618	—	—	—

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

As of December 31, 2018, the Company’s major subsidiaries and VIEs are as follows:

Company	Place of Incorporation/ Establishment	Date of Incorporation/ Establishment	Percentage of Direct or Indirect Economic Ownership
Subsidiaries
China Online Education (HK) Limited	Hong Kong	April 1, 2013	100%
51Talk English International Limited	Hong Kong	October 7, 2014	100%
China Online Innovations Inc.*	Philippines	October 9, 2014	99.99986%
On Demand English Innovations Inc.*	Philippines	January 14, 2016	99.996%
Beijing Dasheng Online Technology Co., Ltd.	PRC	June 4, 2013	100%
Helloworld Online Education Group	Cayman	July 13, 2018	100%
Helloworld Online Education Group (HK) Limited	Hong Kong	August 10, 2018	100%
Beijing Helloworld Online Technology Co., Ltd.	PRC	September 3, 2018	100%
VIEs
Beijing Dasheng Zhixing Technology Co., Ltd	PRC	July 8, 2011	100%
51Talk English Philippines Corporation	Philippines	August 3, 2012	100%
Shanghai Zhishi Education Training Co., Ltd	PRC	December 30, 2016	100%
Wuhan Houdezaiwu Online Technology Co., Ltd	PRC	January 12, 2017	100%
Tianjin Dasheng Zhixing Technology Co., Ltd	PRC	October 13, 2017	100%
Beijing Dasheng Helloworld Technology Co., Ltd.	PRC	July 9, 2018	100%

*The Company directly holds the 99.99986% and 99.996% shares of China Online Innovations Inc. and On Demand English Innovations Inc. respectively. There is no substance of non-controlling interest for China Online Innovations Inc. and On Demand English Innovations Inc. as of December 31, 2017 and 2018. The non-controlling shareholders are nominee shareholders mainly consisting of local residents to comply with local regulations of the Philippines.

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

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

1            Operations and Reorganization (Continued)

Given the cost advantage and high English proficiency of teachers in the Philippines, the Group retains teachers in the Philippines. To do this, in August 2012, the Founding Shareholders established a company in the Philippines, 51Talk English Philippines Corporation (the ‘‘Philippines Co I’’), using funds provided by Dasheng Zhixing. On September 3, 2012, Dasheng Zhixing entered into a service agreement with Philippines Co I, to formalize the business arrangements. Under the agreement, Philippines Co I provides teaching service for the Group in accordance with the Group’s instructions. In return, Dasheng Zhixing pays for all the expenses incurred for the services provided by Philippines Co I. Philippines Co I is considered to have total equity investment at risk not sufficient to permit itself to finance its activities without additional subordinated financial support provided by another party. As a result of the above, Dasheng Zhixing is considered to be the primary beneficiary of Philippines Co I as it has the power to direct the activities of Philippines Co I that most significantly impact Philippines Co I’s economic performance and has obligation to absorb losses of Philippines Co I. As such, Dasheng Zhixing consolidates Philippines Co I.

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

Philippines Co III also entered into new employment agreements with the free trial teachers and support staff previously employed by Philippines Co I.

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

In January 2017, Wuhan Houdezaiwu Online Technology Co., Ltd. (“Houdezaiwu Online”), was incorporated as a wholly-owned subsidiary of Dasheng Zhixing to conduct the Company’s business operations in Wuhan. In October 2017, Tianjin Dasheng Zhixing Technology Co., Ltd.(“Tianjin Zhixing”) was incorporated as a wholly-owned subsidiary of Dasheng Zhixing to conduct the Company’s business operations in Tianjin.

In July 2018, Helloworld Online Education Group (“Helloworld Company”) was incorporated under the Laws of the Cayman Islands as wholly-owned subsidiary of the Company. In August 2018, Helloworld Online Education Group (HK) Limited (“Helloworld HK Co”) was incorporated in Hong Kong as a wholly-owned subsidiary of Helloworld Company. Beijing Helloworld Online Technology Co., Ltd. (‘‘Helloworld Online’’) was set up in September 2018 as a wholly-owned subsidiary of Helloworld HK Co in the PRC. In July 2018, Beijing Dasheng Helloworld Technology Co., Ltd. (“Dasheng Helloworld”) was incorporated with beneficial interest held by Mr. Jiajia Huang to conduct the Company’s operations of small class business.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

1            Operations and Reorganization (Continued)

In September 2018, a series of contractual agreements discussed in 1.b. below were entered into among Helloworld Online, Dasheng Helloworld and shareholders of Dasheng Helloworld. As a result of the agreements, Helloworld Online has the ability to direct substantially all the activities of Dasheng Helloworld, and absorb substantially all of the risks and rewards of the Dasheng Helloworld. Helloworld Online became the primary beneficiary of Dasheng Helloworld and consolidates the financial results of Dasheng Helloworld.

b    Contractual agreements with VIEs

The following is a summary of (i) the contracts by and among Dasheng Online, Dasheng Zhixing, and the shareholders of Dasheng Zhixing; (ii) the contracts by and among COE HK Co I, Philippines Co I, and the shareholders of Philippines Co I and (iii) the contracts by and among Helloworld Online, Dasheng Helloworld, and the shareholders of Dasheng Helloworld.

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

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

1            Operations and Reorganization (Continued)

Contractual Agreements with Dasheng Helloworld

Exclusive Business Cooperation Agreements. Under the Exclusive Business Cooperation Agreement between Helloworld Online and Dasheng Helloworld, Helloworld Online has the exclusive right to provide technical support, consulting services and other services to Dasheng Helloworld in relation to the Dasheng Helloworld’s principal business. Dasheng Helloworld agrees to accept all the consultation and services provided by Helloworld Online. Without Helloworld Online’s prior written consent, Dasheng Helloworld is prohibited from engaging any third party to provide any of the services under this agreement. In addition, Helloworld Online exclusively owns all intellectual property rights arising out of or created during the performance of the agreement. Under this agreement, the service fee shall consist of 100% of the total consolidated profit of Dasheng Helloworld, after the deduction of any accumulated deficit of Dasheng Helloworld and its affiliated entities in respect of the preceding financial year(s), operating costs, expenses, taxes and other statutory contributions and reasonable operation profit as determined in accordance with the principle of tax law and tax practice in the PRC. This agreement will remain effective unless Helloworld Online terminates the agreement in writing or a competent governmental authority rejects the renewal applications by either Dasheng Helloworld or Helloworld Online to renew its respective business license upon expiration. Dasheng Helloworld is not permitted to terminate this agreement in any event unless required by applicable laws.

Exclusive Option Agreements. Under the Exclusive Option Agreements, Dasheng Helloworld hereby grants to Helloworld Online an irrevocable and exclusive option to purchase from Dasheng Helloworld, at Helloworld Online’s sole discretion, any or all of the assets and business of Dasheng Helloworld, to the extent permitted under PRC law, at the lowest purchase price permitted by PRC law. The Parties shall then enter into a separate assets or business transfer agreement, specifying the terms and conditions of the transfer of the assets. To the extent permitted under applicable PRC laws, Dasheng Helloworld shall donate the balance of the purchase price received from Helloworld Online, after deducting/ withholding the relevant taxes (if any) pursuant to applicable laws, to Helloworld Online or the designee(s) of Helloworld Online for free within ten days after Dasheng Helloworld receives the purchase price and pays/ withholds the relevant taxes (if any)..

Powers of Attorney. Pursuant to the Powers of Attorney, the shareholders of Dasheng Helloworld each irrevocably appointed Helloworld Online as the attorney-in-fact to act on their behalf on all matters pertaining to Dasheng Helloworld and to exercise all of their rights as a shareholder of Dasheng Helloworld, including but not limited to attend shareholders’ meetings, vote on their behalf on all matters of Dasheng Helloworld requiring shareholders’ approval under PRC laws and regulations and the articles of association of Dasheng Helloworld, designate and appoint legal representative, directors, supervisors, chief executive officer, and other senior management members of Dasheng Helloworld. Helloworld Online may authorize or assign its rights under this appointment to any other person or entity at its sole discretion without prior notice to the shareholders of Dasheng Helloworld. Each Power of Attorney will remain in force until the shareholders cease to hold any equity interest in Dasheng Helloworld.

Equity Interest Pledge Agreements. Under the Equity Interest Pledge Agreements between Helloworld Online, Dasheng Helloworld and the shareholders of Dasheng Helloworld, the shareholders pledged all of their equity interests in Dasheng Helloworld to Helloworld Online to guarantee Dasheng Helloworld’s and Dasheng Helloworld’s Shareholders’ performance of their obligations under the contractual arrangements including the Exclusive Business Cooperation Agreement, the Exclusive Option Agreement, and the Powers of Attorney.

If Dasheng Helloworld or any of Dasheng Helloworld’s shareholders breaches its contractual obligations under the contractual arrangements, Helloworld Online will be entitled to certain rights and entitlements, including receiving proceeds from the auction or sale of whole or part of the pledged equity interests of Dasheng Helloworld in accordance with legal procedures. Helloworld Online has the right to receive dividends generated by the pledged equity interests during the term of the pledge. The pledge will remain binding until Dasheng Helloworld and the shareholders discharge all their obligations under the contractual arrangements. The equity pledge has been registered with the registration authorities of industries and commerce in accordance with PRC law.

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

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIEs taken as a whole, which were included in the Group’s consolidated balance sheets and statements of comprehensive loss:

Dasheng Zhixing, Zhishi Training, Houdezaiwu online and Tianjin Zhixing:

	As of December 31,
	2017	2018
	RMB	RMB
Cash and cash equivalents	176,337	128,773
Time deposits	30,000	—
Short-term investment	100,722	136,304
Prepaid expenses and other current assets	43,912	200,936
Amounts due from inter-company entities*	329,357	522,430
Property and equipment, net	17,894	16,402
Other assets	10,057	12,079
Total assets	708,279	1,016,924
Deferred revenue—current	1,176,565	1,658,800
Deferred revenue—non-current	25,230	17,321
Accrued expenses and other current liabilities	100,742	114,534
Taxes payable	3,689	3,043
Amounts due to inter-company entities*	221,956	215,713
Total liabilities	1,528,182	2,009,411

* All inter-company balances have been eliminated upon consolidation.

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Net revenues	418,281	848,090	1,145,517
Net loss	(293,443)	(260,433)	(253,493)

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Net cash provided by/(used in) operating activities	167,663	167,326	(28,969)
Net cash used in investing activities	(40,851)	(119,532)	(18,595)
Net increase/(decrease) in cash and cash equivalents	126,812	47,794	(47,564)

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

1            Operations and Reorganization (Continued)

Philippines Co I:

	As of December 31,
	2017	2018
	RMB	RMB
Cash and cash equivalents	424	403
Prepaid expenses and other current assets	787	550
Amounts due from inter-company entities*	2,398	2,396
Total assets	3,609	3,349
Accrued expenses and other current liabilities	1,018	1,020
Taxes payable	11,185	11,176
Other non-current liabilities	235	235
Total liabilities	12,438	12,431

* All inter-company balances have been eliminated upon consolidation.

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Net revenues**	5,507	—	—
Net loss	(2,024)	(1,034)	(515)

** All net revenues of Philippines Co I were service fees from Dasheng Zhixing, which have been eliminated upon consolidation.

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Net cash used in operating activities	(250)	(1,426)	(24)
Net cash provided by investing activities	700	—	—
Effect of exchange rate changes on cash and cash equivalents	21	(74)	3
Net increase/(decrease) in cash and cash equivalents	471	(1,500)	(21)

Dasheng Helloworld:

	As of December 31,
	2017	2018
	RMB	RMB
Cash and cash equivalents	—	17
Prepaid expenses and other current assets	—	220
Total assets	—	237
Amounts due to inter-company entities*	—	1,356
Accrued expenses and other current liabilities	—	90
Taxes payable	—	5
Total liabilities	—	1,451

* All inter-company balances have been eliminated upon consolidation.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

1            Operations and Reorganization (Continued)

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Net revenues	—	—	—
Net loss	—	—	(1,215)

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Net cash provided by operating activities	—	—	17
Net increase in cash and cash equivalents	—	—	17

Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs through Dasheng Online, COE HK Co I and Helloworld Online, and can have assets transferred freely out of the VIEs without restrictions. Therefore, the Company considers that there is no asset of the VIEs that can only be used to settle obligations of the respective VIEs, except for registered capital of Dasheng Zhixing amounting to RMB1,143 and RMB1,143 as of December 31, 2017 and 2018, respectively. Since the VIEs are incorporated as limited liability companies under the PRC and Philippine Company Law, creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs.

The Group believes that the contractual arrangements among Dasheng Online, COE HK Co I and Helloworld Online, the VIEs and their shareholders are in compliance with PRC and Philippine laws and regulations, as applicable, and are legally binding and enforceable. However, uncertainties in the PRC and Philippine legal system could limit the Company’s ability to enforce these contractual arrangements.

On January 19, 2015, the Ministry of Commerce (“MOFCOM”), released for public comment a proposed PRC law, the Draft FIE Law, that appears to include VIEs within the scope of entities that could be considered to be foreign invested enterprises, or FIEs, that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control throughcontractual arrangements within the definition of “actual control.”

On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, which will become effective on January 1, 2020 and replace three existing laws regulating foreign investment in China, namely, the Wholly Foreign-Invested Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. The Foreign Investment Law of the PRC embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For example, the Foreign Investment Law of the PRC adds a catch-all clause to the definition of “foreign investment” so that foreign investment, by its definition, includes “investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council” without further elaboration on the meaning of “other means.” It leaves leeway for the future legislations promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether our corporate structure will be seen as violating the foreign investment rules as we currently leverage the contractual arrangement to operate certain businesses in which foreign investors are prohibited from or restricted to investing. Furthermore, if future legislation prescribed by the State Council mandates further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. If we fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, our current corporate structure, corporate governance and business operations could be materially and adversely affected.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

1            Operations and Reorganization (Continued)

The Company’s ability to control the VIEs also depends on the Power of Attorney. Dasheng Online, COE HK Co I and Helloworld Online has to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes these Power of Attorney are legally enforceable but may not be as effective as direct equity ownership.

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

As of December 31, 2017 and 2018, the aggregate accumulated deficit of the Group’s VIEs was approximately RMB856,141 and RMB1,037,365 respectively, which have been included in the Company’s accompanying consolidated financial statements.

d            Liquidity

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Group incurred net losses of RMB514,778, RMB580,811 and RMB416,694 in the years ended December 31, 2016, 2017 and 2018, respectively. Accumulated deficits were RMB1,753,787 and RMB2,094,482 as of December 31, 2017 and 2018, respectively. The net current liabilities were RMB715,987 and RMB930,993 as of December 31, 2017 and 2018. The Group assesses its liquidity by its ability to generate cash from operating activities to fund its operations, attract investors and borrow funds on favorable economic terms.

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

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

1            Operations and Reorganization (Continued)

On March 23, 2018, the Company’s two subsidiaries in Hong Kong and SPD Silicon Valley Bank Beijing Branch entered into a loan facility agreement with total credit of USD13,000, which will be due on March 22, 2020, with annual interest rate of 3-month LIBOR+4.36% (6.78% as of December 31, 2018). The financial covenants include 1) our maximum quarterly refund rate; and 2) our minimum quarterly gross billings. All of the amounts of loan facility have been utilized as of December 31, 2018 and, as of December 31, 2018, the Group’s balance of cash and cash equivalents, time deposits and short-term investment was RMB712,135. The management is of the opinion that the Group has sufficient funds for sustainable operation, there is no substantial doubt about the Group’s ability to continue as going concern within one year after the consolidated financial statements are issued. The Group will optimize our payment terms and continue to pursue strategies to increase our gross billings from various lesson services and continue to work closely with our mainly suppliers in order to gain more pricing. Moreover, the Group can adjust the pace of its operation expansion and control the operating expenses of the Group by prudently managing the working capital to support our business and improving the efficiency of operations. Management believes the current liquidity and capital resources are sufficient to meet anticipated working capital needs (net cash used in operating activities), commitments and capital expenditures over the next twelve months. Based on the above considerations, the Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

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

c    Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to, determination of standalone selling price of performance obligations that have never been separately sold, estimate of prepaid credit breakage, assessment for the impairment of long-lived assets, the valuation allowance of deferred tax assets, determination of the fair value of ordinary shares and preferred shares prior to IPO, and the valuation and recognition of share-based compensation.

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

e    Convenience Translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss and statements of cash flows from RMB into US$ as of and for the year ended December 31, 2018 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB6.8755, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Board on December 31, 2018. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2018, or at any other rate.

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

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

2            Significant Accounting Policies (Continued)

The Company’s financial instruments include cash and cash equivalents, time deposits, short-term investment, held-to-maturity debt security, long-term loan, other current assets and accrued expenses and tax payable. The carrying amounts of the short-term financial instruments approximate their fair value due to their relatively short maturity. The carrying amount of the long-term loan approximates its fair value due to the fact that the related interest rate approximates the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities.

g            Cash and cash equivalents

The Group considers all highly liquid investments, which are unrestricted as to withdrawal or use, with original maturities of three months or less as cash equivalents. As of December 31, 2017 and 2018, the Group had total balance of RMB25,234 and RMB35,375, respectively, held in accounts managed by WeChat Pay, Alipay and 99bill in connection with the collection of tuition fees online, which have been classified as cash and cash equivalents on the consolidated balance sheets.

h            Time deposits

Time deposits represent demand deposits placed with banks with original maturities of more than three months but less than one year. Interest earned is recorded as interest income in the consolidated statements of comprehensive loss during the periods.

i               Short-term investment

Short-term investments include investments in financial instruments with a variable interest rate indexed to Shanghai Interbank Offered Rate (or “SHIBOR”), the gold price published by the London Bullion Market Association, or performance of underlying assets and investments, all of which are with an original maturities of less than 12 months.

j               Held-to-maturity security

A held-to-maturity investment is a non-derivative financial asset that has either fixed or determinable payments and a fixed maturity, and for which an entity has both the ability and the intention to hold to maturity. This type of investment is reported at amortized cost and the difference between the maturity value and the cost of the investments is amortized to the income statement and recognized as interest income over the life of the investments. The Company assesses whether an investment is impaired at the individual security level in each reporting period. A held-to-maturity investment is impaired if the fair value of the investment is less than its cost. If an investment is concluded to be impaired, the Company determines whether such impairment is other-than-temporary. Factors we consider to make such determination include the duration and severity of the impairment, the reason for the decline in value and the potential recovery period and our intent to sell. If any impairment is considered other-than-temporary, the Company will write down the asset to its fair value and record the corresponding charge as impairment loss in the statement of consolidated comprehensive loss.

k            Long-lived assets

Property and equipment

Property and equipment are stated at cost less accumulated depreciation, amortization and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally from three years for computers and equipment and four years for vehicles and five years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the remaining lease term. Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive loss.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

2            Significant Accounting Policies (Continued)

Intangible assets

Intangible assets mainly comprise of softwares, copyrights and trademarks. Intangible assets are recorded at cost less accumulated amortization with no residual value. Amortization is computed using the straight-line method over the estimated useful lives of the intangible assets, generally ten years for trademarks and major accounting and ERP software, three years for other software, and three to ten years for copyrights.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities of 91waijiao.com when it was acquired by Dasheng Zhixing in January 2015.

Goodwill is not depreciated or amortized but is tested for impairment at the reporting unit level on an annual basis every December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. The Company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. For those reporting units where it is determined that it is more likely than not that their fair values are less than the units’ carrying amounts, the fair value of a reporting unit is compared to its carrying value. If the carrying value of the net assets assigned to a reporting unit exceeds the fair value of a reporting unit, goodwill is deemed impaired and is written down to the extent of the difference.

The Group as a whole, including acquired 91waijiao.com, is determined to be one reporting unit for goodwill impairment testing. The Company chose to by pass the qualitative assessment and directly applied the quantitative assessment and performed the goodwill impairment test by quantitatively comparing the fair values of the reporting unit to its carrying amounts, and no impairment loss has been identified for the year ended December 31, 2018.

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

l               Revenue recognition

Revenues of the Group are generated from providing online English language education services. Students purchase the services by subscribing to prepaid credit packages directly from the Company or through authorized distribution agents. Tuition is generally paid in advance and is initially recorded as deferred revenue.

The Group allows refund of fees corresponding to any remaining undelivered services when customers withdraw contracts with the Group within certain period after the purchase. Refunds are recorded as reductions of the deferred revenue and have no impact on recognized revenue.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

2            Significant Accounting Policies (Continued)

Prepaid credit packages

Prepaid credit packages for one-on-one lessons typically contains 60 to 450 lesson credits with validity period from 3 months to 33 months. The students can book lessons within the validity period. Prepaid credit packages for small class lessons are typically ranging from approximately two months to one year. Each week, students will have three lessons in total, each lasting for 45 minutes, two of them taught by the foreign teacher and one by the Chinese English teacher. The package subscription fees are paid in advance.

Certain prepaid credit packages contains a combination of credits for both one-on-one lesson and group lessons, or a combination of credits for group lessons from foreign teachers and Chinese teachers.

Prepaid membership packages

The Company previously sold prepaid membership packages, which ranged from 3 months to 36 months. Students were able to book one lesson per day within their membership period, and the package subscription fees were paid in advance.  The Company ceased the sale of such prepaid membership packages in 2017.

The Company offers free-trial lessons to students upon registration. Students are not obligated to subscribe any course packages with the Company to obtain the free-trial lessons. The Company records the cost incurred in providing the free-trial lessons as sales and marketing expenses when the lesson is booked and taken by the students.

Revenue recognition prior to adoption of ASC 606

Prior to January 1, 2018 revenues were recognized under ASC605, Revenue Recognition, and  recognized when the following four revenue recognition criteria were met: (1) persuasive evidence of an arrangement existed; (2) delivery  occurred or services provided; (3) the selling price was fixed or determinable, and (4) collectability was reasonably assured. Revenues were deferred until these criteria were met.

Prepaid credit packages

Revenue from prepaid credit packages was recognized when the lesson credit was consumed. Actual usage was tracked by the Company on an individual basis. Upon the expiration of the prepaid credit packages, the Company  recognized any remaining untaken lessons as revenue.

For prepaid credit packages that contained a combination credits for different lessons, each lesson was a separate unit of accounting, as they had value to the students on a standalone basis and there were no customer-negotiated refunds or return rights for the delivered items. Package consideration was allocated to each unit of accounting at the inception of the arrangement based on the relative selling price of each unit of accounting according to the selling price hierarchy established by ASU No.2009-13, “Revenue Recognition—Multiple-Deliverable Revenue Arrangements” and was recognized when the lesson credit was consumed.  The Company used (a) vendor-specific objective evidence of selling price, if it existed, otherwise, (b) third-party evidence of selling price. If neither (a) nor (b) existed, the Company used (c) the management’s best estimate of the selling price for that deliverable. For the years ended December 31, 2016 and 2017, selling price was generally determined by the management’s best estimate of the selling price for the lesson credits because the lessons contained in such packages had never been sold by the Company on a standalone basis, and were different from other lessons offer by the Company or other companies.

Prepaid membership packages

Revenue from prepaid membership packages was recognized on a straight-line basis over the membership period.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

2            Significant Accounting Policies (Continued)

Revenue recognition under ASC 606

The Group adopted ASC 606 “Revenue from Contracts with Customers” on January 1, 2018, using the modified retrospective method. In according with ASC 606, revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those services.  The impact of the adoption on the accompanying financial statements is more fully discussed in Note 2z.

The Group is responsible for course design, teacher sourcing and training, development and maintenance of online platform and system, it is the party primarily responsible for fulfilling the promise to provide the services to customers and it has full discretion in establishing the prices for the services provided to customers. Hence, the Group is the principal for providing the online English education services to customers.  Therefore, the Group recognizes revenue on a gross basis.

Prepaid credit packages

Revenue from prepaid credit packages is recognized when the lesson credit is consumed and the lesson is delivered. Actual usage is tracked on a contract-by-contract basis. At each reporting date, the Group estimates breakage, or forfeiture of prepaid credits. Based on the Company’s analysis of historical customer forfeitures of prepaid credits, the Company has conclude that no breakage should be recognized for the year 2018.

For prepaid credit packages that contain a combination credits for different lessons, each lesson is a separate performance obligation, as customers can benefit from each lesson on its own, and the Group’s promise to deliver each lesson to the customer is separately identifiable from other promises in the contract. The total consideration paid by customers for the package is allocated to each performance obligation at contract inception based on standalone selling price of each performance obligation. For lessons that have never been sold on a standalone basis, the Group estimates their standalone selling price based on cost plus an expected margin.

Because packages are valid for up to 36 months and the Group’s practice of upfront cash collection, payment by customers could occur significantly before performance. However, the timing of the transfer of related services is at the discretion of the customers. Therefore, the Company has not recognized any financing component in the determination of revenue from the sale of prepaid credit packages.

Prepaid membership packages

As a result of a change in business strategy, the Company no longer sells prepaid membership packages.

Revenue from the remaining life of previously sold prepaid membership packages was recognized on a straight-line basis over the remaining membership period. The Group elected not to adjust the effects of a significant financing component for prepaid membership package with duration of one year or less, because the amount was not material.

Revenue Disaggregation

The following table presents our revenues disaggregated by timing of transfer of services:

	For the year ended,
	December 31, 2018
	RMB	RMB	RMB
	One-on-one offerings	Small class offerings	Total
Revenues from prepaid credit packages	1,013,803	100,748	1,114,551
Revenues from prepaid membership packages	30,966	—	30,966
Total revenues	1,044,769	100,748	1,145,517

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

2            Significant Accounting Policies (Continued)

Contract balances

Contract cost

Incremental costs of obtaining a contract with a customer is recognized as an asset in “Prepaid expenses and other current assets” if the Group expects to recover those costs. Incremental costs of obtaining a contract mainly include sales commissions to sales personal and distribution agents, as well as certain cash incentives for referred customers. Contract cost assets are amortised on the basis consistent with the pattern of the transfer of services to which the assets relate.

As of December 31, 2018, the balance of capitalized costs of obtaining contracts with customers was RMB137,666. For the year ended December 31, 2018, the Group recognized amortisation of RMB86,394 as “Sales and marketing expenses” in its consolidated statement of comprehensive loss. There is no impairment of contract cost assets recognized during the year ended December 31, 2018.

Contract liability

A contract liability is the Group’s obligation to transfer services to a customer for which the Group has received consideration from the customer. The Group generally receives contract consideration in advance and records the amounts received as deferred revenues. The Group permits refund of fees in an amount corresponding to remaining undelivered services when customers withdraw contracts with the Group within certain period after the purchase (generally 60 to 180 days after purchase).  As a result, the contract liability does not include the amounts of consideration collected that may be refunded in the future if customers withdraw for any remaining undelivered lessons.  Such refund liability is estimated based on the historical refund data and the length of remaining period customers are eligible for refund for each contract at the end of each reporting period.

	As of January 1, 2018	As of December 31, 2018
Contract liability	1,112,596	1,559,875
Future output VAT associated with contract liability	66,756	93,593
Refund liability	22,443	22,653
Deferred revenues	1,201,795	1,676,121

The additions to the contract liability balance were primarily due to cash payments received in advance of satisfying our performance obligations, while the reductions to the contract liability balance were primarily due to the recognition of revenues upon fulfillment of our performance obligations, as well as refund of fees corresponding to any remaining undelivered services when customers withdraw contracts with the Group within certain period after the purchase, all of which were in the ordinary course of business. RMB685,567 of revenues recognized in year ended December 31, 2018 was included in the contract liability balance as of January 1, 2018. There is no revenue recognized in the year ended December 31, 2018 from performance obligations satisfied (or partially satisfied) in previous periods.

As of December 31, 2018, the aggregate amount of transaction price allocated to unsatisfied performance obligations is RMB1,559,875. When these revenues will be recognized is at the discretion of customers. The Company expects to recognize substantially all  of this balance as revenue over the next 12 to 18 months, and the remainder thereafter.

m         Cost of revenues

Cost of revenues primarily include service expenses involved in the delivery of paid courses and payment processing fees paid to payment channels for processing the payments from students. These costs are expensed as incurred except for payment processing fees associated with deferred revenues, which are recognized in the period in which the related revenues are recognized. The indirect cost of computer servers and internet bandwidth is expensed as incurred.

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

o            Sales and marketing expenses

Sales and marketing expenses consist primarily of marketing and promotional expenses, salaries and benefits expenses related to the Group’s sales and marketing personnel and office rental, depreciation and other expenses related to the Group’s sales and marketing team. Starting from January 1, 2018, the Group capitalizes incremental cost to obtain contracts with customers, including sales commissions to sales personnel and distribution agents, as well as certain cash incentive for customer referred. Amortization of related contract cost assets is recognized as sales and marketing expenses. Advertising expenses consist primarily of costs for the promotion of corporate image and product marketing. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended December 31, 2016, 2017 and 2018, the advertising expenses were RMB163,345, RMB209,241 and RMB285,005, respectively.

p            Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. The Group leases office space under operating lease agreements with initial lease term up to three years. Rental expense is recognized from the date of initial possession of the leased property on a straight-line basis over the term of the lease. Certain lease agreements contain rent holidays, which are recognized on a straight-line basis over the lease term. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease terms. Rental expenses incurred were RMB24,851, RMB31,786 and RMB35,060 for the years ended December 31, 2016, 2017 and 2018, respectively.

The Group has no capital leases for any of the periods presented.

q            Share-based compensation

The Company accounts for share-based awards granted to employees in accordance with ASC 718 Stock Compensation and share-based awards to nonemployees in accordance with ASC 505. In accordance with the guidance, the Company determines whether a share-based award should be classified and accounted for as a liability award or equity award. For options granted to employees, the related share-based compensation expense is recognized in the financial statements based on their grant date fair values, which are calculated using the binomial option pricing model. The binomial option pricing model requires a number of complex assumptions. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. Share-based compensation expense is recorded net of estimated forfeitures, such that expenses are recorded only for those share-based awards that are expected to ultimately vest.

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

r              Employee benefits

PRC Contribution Plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiary and consolidated VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefit expenses, which were expensed as incurred, were approximately RMB54,972, RMB62,628 and RMB54,732 for the years ended December 31, 2016, 2017, and 2018, respectively.

Philippine Contribution Plan and Employee Benefit Plan

The Company’s subsidiary and VIE in the Philippines participate in government mandated, multiemployer, defined contribution plans, including Social Security System (‘‘SSS Benefits’’), Home Development Mutual Fund (‘‘Pag-IBIG Fund’’) and Philippine Health Insurance Corporation (‘‘PhilHealth’’). Pursuance to these plans certain retirement, medical and housing benefits are provided to full-time employees. Obligations for contributions to these defined contribution plans are recognized as expenses in the consolidated statements of comprehensive loss as incurred. The total amounts for such employee benefits were RMB2,836, RMB3,351 and RMB3,107 for the years ended December 31, 2016, 2017 and 2018, respectively.

In addition, the Company’s subsidiaries and VIE in the Philippines also participate in a defined benefits plan, which was unfunded as of December 31, 2018. The liability recognized in the consolidated balance sheets in respect of defined benefit plan is the present value of the defined benefit obligation at the end of the reporting period. Changes in the present value of the defined benefit obligation is included in operating expenses in the consolidated statements of comprehensive loss. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The total liabilities for such employee benefits were RMB2,245 and RMB853 as of December 31, 2017 and 2018, respectively.

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

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statement of comprehensive loss. The Group did not have any significant unrecognized benefits relating to uncertain tax positions as of and for the years ended December 31, 2016, 2017 and 2018.

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

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

2            Significant Accounting Policies (Continued)

u    Loss per share

Loss per share is computed in accordance with ASC 260, Earnings per Share. The two-class method is used for computing earnings per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company’s preferred shares are participating securities because they are entitled to receive dividends or distributions on an as converted basis. For the periods presented before the IPO occurrence, the computation of basic loss per share using the two-class method is not applicable as the Group is in a net loss position and net loss is not allocated to other participating securities because in accordance with their contractual terms they are not obligated to share in the losses. For the periods presented after the IPO occurrence, all of the preferred shares automatically were converted into ordinary shares which are used in the computation of loss per share.

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

w   Segment reporting

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s CODM in deciding how to allocate resources and assess performance.

The Group’s internal organizational structure as well as information about geographical areas and business segments is more fully described in Note 19.

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

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

2            Significant Accounting Policies (Continued)

The Group has made no appropriations to statutory surplus fund and other reserve funds for all periods presented as the Company’s subsidiary and consolidated VIEs in China were each in an accumulated loss position.

y    Recently issued accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. In addition, this standard requires both lessees and lessors to disclose certain key information about lease transactions. ASU 2016-02 is effective for public companies for annual reporting periods, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted. Adoption guidance provides for an optional adoption method that allows companies to use the effective date of the new lease standard as the initial date of application on transition, and therefore does not require prior periods to be restated. The Group has substantially completed evaluation of the impact of adopting this standard on its consolidated financial statements. On January 1, 2019, the Group will adopt the ASU 2016-02 new standard using the modified retrospective method. And the Group will elect to apply the available transition practical expedients, including the optional adoption method discussed above. Upon adoption, the Group expects to record a right-of-use asset of approximately RMB55,849 and a lease liability of approximately RMB54,195 on the Company’s consolidated balance sheet as of January 1, 2019. Other than as disclosed, the Group does not expect the new lease standard to have a material impact on the Company’s consolidated financial statements.

z     Recently adopted accounting pronouncements

The Group adopted ASU No. 2014-09, ‘‘Revenue from Contracts with Customers (Topic 606).’’ on January 1, 2018, using the modified retrospective method. Under Topic 606, the Group is required to estimate the breakage, or the forfeiture of prepaid credits, and recognize the expected breakage amount as revenue in proportion to the pattern of credits consumed by the customers. However, based on the Company’s analysis of historical customer forfeitures of prepared credits, the Company has concluded that no breakage should be recognized as of the adoption date or for the year ended December 31, 2018. The adoption of Topic 606 also impacts costs to obtain contracts with customers.  Specifically, certain sales commissions to our sales staff and our sales agents are now accounted for as an incremental cost of obtaining contracts from customers, and therefore are initially recognized as an amortizable asset when incurred.  Upon adoption of Topic 606, the Group recognized an asset in “Prepaid expenses and other current assets” for the cost of unfulfilled contracts that were in place at January 1, 2018, given that the Group expects to recover those costs (and amortize the expense) over the remaining life of the related customer contracts. As a result, the Group recorded a net reduction to accumulated deficit of RMB75,999 as of January 1, 2018.  The impact to selling and marketing expense as a result of applying Topic 606 was to defer and amortize incremental contract costs, resulting in a decrease in sales and marketing expense of RMB61,667 for the year ended December 31, 2018.

In January 2017, the FASB issued ASU 2017-04, “Simplifying the Test for Goodwill Impairment.” The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group early adopted this guidance on January 1, 2018, and the adoption did not have a material impact on its consolidated financial statements.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

3    Risks and Concentration

a    Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents and time deposits. The Company limits its exposure to credit loss by depositing its cash and cash equivalents and time deposits with financial institutions in the PRC, Hong Kong, Philippines and the United States, which are among the largest and most reputable banks with high ratings from internationally-recognized rating agencies, that management believes are of high credit quality. The Company periodically reviews these institutions’ reputations, track records and reported reserves.

As of December 31, 2017 and 2018, the Group had RMB59,663 and RMB149,503 in cash and cash equivalents with a large bank in Hong Kong, respectively. Hong Kong has an official Deposit Protection Scheme (DPS), similar to the Federal Deposit Insurance Corporation (FDIC) in the United States. Deposits in the licensed banks are protected by DPS, up to a limit of HKD500,000. In addition, the Group believes that the risk of failure of the Hong Kong bank is remote.

As of December 31, 2017 and 2018, the Group had RMB178,116 and RMB196,352 in cash and cash equivalents, and RMB202,659 and RMB117,688 in time deposits with large domestic banks in China, respectively. In May 2015, a new Deposit Insurance System (DIS) managed by the People’s Bank of China (‘‘PBOC’’) was implemented by the Chinese government. Deposits in the licensed banks are protected by DIS, up to a limit of RMB500,000. In addition, the Group believes that the risk of failure of the banks in China is remote.

Short-term investments include investments in financial instruments with a variable interest rate indexed to performance of underlying assets and investments that the Group has positive intent and ability to hold to maturity, all of which are with an original maturity of less than 12 months. Any negative events or deterioration in financial well-being with respect to the counterparties of the above investments and the underlying collateral may cause a material loss to the Group and have a material effect on the Group’s financial condition and results of operations.

b    Major customers and supplying channels

There were no customers whose revenues individually represent greater than 10% of the total revenues of the Group for the years ended December 31, 2016, 2017 and 2018.

Also there were no distribution channels that individually represent greater than 10% of the total revenues of the Group for the years ended December 31, 2016, 2017 and 2018.

c    Concentration of foreign currency risks

For the years ended December 31, 2017 and 2018, the majority of the Group’s revenues derived were in RMB. As of December 31, 2017 and 2018, the Group’s cash and cash equivalents, time deposits and short-term investments balance denominated in RMB was RMB357,052 and RMB326,691, accounting for 57.3% and 45.9% of the Group’s total cash and cash equivalents, time deposits and short-term investments balance. As of December 31, 2017 and 2018, the Group’s liabilities balance denominated in RMB was RMB1,397,784 and RMB1,852,777, accounting for 96.3% and 93.9% of its total liabilities balance, respectively.

RMB is not freely convertible into foreign currencies. The value of the RMB is affected by changes in central government policies and international economic and political developments. In PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by PBOC. Remittances in currencies other than RMB by companies in China must be processed through PBOC or other PRC foreign exchange regulatory bodies and requires certain supporting documentation in order to affect the remittance.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

3    Risks and Concentration (Continued)

d    Foreign currency exchange rate risk

All of the Company’s revenues are denominated in Renminbi, and a significant portion of the costs are incurred in U.S. dollars and Philippine Pesos, including service fee payments to nearly all of the teachers. The Philippines continues to experience inflation, currency declines and shortages of foreign exchange. The value of RMB against the U.S. dollar may fluctuate significantly and unpredictably. The fluctuations of the RMB against the US$ was approximately 7.2% depreciation, 6.3% appreciation and 5.7% depreciation in 2016, 2017 and 2018, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future. The Company is exposed to the risk of cost increases due to inflation in the Philippines and the depreciation of Renminbi. As the Company currently engages a third-party vendor to handle the payment of the service fees of the independently contracted teachers in the Philippines and in North America, and the Company settles the balance with them in Hong Kong dollars, the Company is also exposed to the risk of an increase in the value of the Hong Kong dollar relative to Renminbi. The Company does not currently engage in any transactions as a hedge against risk of loss due to foreign currency fluctuations.

4    Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Costs to obtain contracts with customers	—	137,666
Prepaid advertising expenses	24,313	29,735
Prepaid taxes	21,759	27,414
Prepaid rental and other deposits	11,644	13,454
Prepaid fees to third-party payment channels	5,066	6,490
Prepaid agent fees	3,607	3,281
Prepaid professional service fees	4,199	2,719
Advances to employees	2,314	2,439
Interest receivable	1,204	1,893
Prepaid Directors & Officers insurance	956	844
Prepayment for purchase of fixed assets	2,469	1,281
Deposits in Paypal account	288	1,291
Other receivable of cash in transit due to student payments	874	1,322
Others	6,248	12,670
Total	84,941	242,499

5    Held-to-maturity security

In November 2016, the Company invested RMB6,884 (US$1,000) to purchase 6% equity of American International Schools, LLC (“AIS”), a limited liability company formed to launch and manage a public international school in Utah in partnership with private schools.  According to the investment agreement, AIS will repay the Company the principal amount plus 10% interest over the life of the agreement, a total of US$1,100, prior to December 31, 2019. This mandatorily redeemable investment is considered a debt security, and is classified as held-to-maturity as the Company has the positive intent and ability to hold the security to maturity.  As of December 31, 2018, certain events occurred that negatively impacted the ability of AIS to repay the principal and accumulated interest.  Accordingly, the Company concluded that this investment is impaired, and the impairment is considered other-than-temporary. The Company recognized an other-than-temporary impairment loss of RMB7,364 (representing the principal amount and accumulated interest to date) in the year ended December 31, 2018, and the carrying amount of this investment was reduced to zero as of December 31, 2018.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

6    Property and equipment, net

Property and equipment consist of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Computers and equipment	55,502	61,180
Leasehold improvement	35,807	43,360
Furniture and fixtures	7,636	9,797
Vehicle	—	228
Total	98,945	114,565
Less: Accumulated depreciation	(49,936)	(79,224)
Property and equipment, net	49,009	35,341

For the years ended December 31, 2016, 2017 and 2018, depreciation expenses amounted to RMB15,537, RMB26,132 and RMB29,288, respectively.

7    Intangible assets, net

The following table summarizes the Group’s intangible assets, net:

	As of December 31,
	2017	2018
	RMB	RMB
Trademark	2,366	2,366
Computer software	10,323	13,522
Copyright for teaching materials	1,786	4,373
Total	14,475	20,261
Less: Accumulated amortization	(4,789)	(8,471)
Intangible assets, net	9,686	11,790

For the years ended December 31, 2016, 2017 and 2018, amortization expenses amounted to RMB1,042, RMB2,875 and RMB3,682 respectively.

As of December 31, 2018, amortization expense of intangible assets for future years is expected to be as follows:

Amortization Expense
RMB
2019	3,340
2020	2,226
2021	1,645
2022	999
2023 and thereafter	3,580
11,790

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

8    Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Salaries, welfare and outsourcing fee payable	146,070	117,186
Accrued advertising and other expenses	51,517	55,524
Accrued professional service fees	7,342	11,316
Security deposits	3,376	9,642
Advances from agents	2,276	2,000
Accrued rental and property management fees	1,564	795
Accrued staff reimbursements	8,758	10,756
Others	1,895	2,691
Total	222,798	209,910

9    Long-term loan

The Company entered into a 24-month uncommitted non-revolving loan facility agreement in March 2018, and related amendment agreement in August 2018 (together the “2018 Facility Agreement”). Pursuant to the 2018 Facility Agreement, the Company can borrow up to US$13,000 at a floating interest rate of 3 months London Interbank Offered Rate (LIBOR) +4.36%. The Group is subject to certain financial covenants under the 2018 Facility Agreement, including quarterly refund rate and quarterly gross billing amount. As of December 31, 2018, the Group was in compliance with these covenants.

During the year ended December 31, 2018, the Group drew down US$13,000 and repaid US$ 2,958 of loan principal. Interest expense of this loan for the year ended December 31, 2018 is RMB1,944 (US$283). The loan balance outstanding as of December 31, 2018 is due in March 2020.

10  Taxation

a    PRC Value Added Tax

The Group’s subsidiaries and VIEs incorporated in China are subject to 6% VAT for revenues from providing online English language education services. To record VAT payable, the Group adopted the net presentation method, which presents the difference between the output VAT (at a rate of 6%) and the available input VAT amount (at the rate applicable to the supplier). Output VAT is an amount collected from customers on behalf of the government, and therefore is not included in the transaction price with customers.

b       Income taxes

Cayman Islands

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

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

10  Taxation (Continued)

Philippines

Entities incorporated in the Philippines are subject to enterprise income tax in the Philippines at a rate of 30%. As of December 31, 2017 and 2018, the Company’s subsidiaries and VIE in the Philippines were in the position of accumulated profit. The deferred tax assets for the Philippine subsidiaries and VIE as at December 31, 2017 and 2018 are mainly from accrued expenses and other current liabilities, for which no valuation allowance has been provided, as management believes it is more likely than not that these assets will be realized in the future. Payments of dividends by Philippines Co I, Philippines Co II and Philippines Co III are subject to withholding tax in the Philippines at the rate of 30%. As of December 31, 2016, 2017 and 2018, the Company did not record any withholding tax on the retained earnings of its subsidiaries and consolidated VIE in the Philippines, as the impact was immaterial as of December 31, 2016, 2017 and 2018.

Philippines Co II is registered with the Philippine Economic Zone Authority (“PEZA”). Such entities are entitled to fiscal incentives including income tax holiday or 100% exemption from corporate income tax for the first four years from the time of its registration with the PEZA registration for non-pioneer projects and first six years for pioneer projects. After such time, the PEZA registered corporation shall be subjected to a special tax of 5% on gross income, as well as, tax and duty free importation of raw materials, capital equipment, machineries and spare parts, VAT zero rating, exemption from payment of local government imposts, fees, licenses, and taxes; and exemption from expanded withholding tax. As an IT Enterprise within the PEZA jurisdiction, seventy percent (70%) of the total revenues derived by Philippines Co II must come from clients outside the Philippine jurisdiction.

PRC

Effective January 1, 2008, the Enterprise Income Tax Law (the “EIT Law”) in China unifies the enterprise income tax rate for the entities incorporated in China at 25% and grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”) and Software Enterprises. Under these preferential tax treatments, HNTEs are entitled to an income tax rate of 15%. In December 2016, Dasheng Online obtained the HNTEs certification and was subject to tax rate of 25% for the years ended December 31, 2015 and 2016, and preferential tax rate of 15% for the years ended December 31, 2017, 2018 and 2019, respectively. The Company’s consolidated VIEs operated in PRC were subject to tax statutory rate of 25% for the years ended December 31, 2016, 2017 and 2018.

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

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

10  Taxation (Continued)

PRC Withholding Tax on Dividends

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign-invested entity (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous EIT Law. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation (“SAT”‘) further promulgated Circular 601 on October 27, 2009, which provides that tax treaty benefits will be denied to ‘‘conduit’’ or shell companies without business substance and that a beneficial ownership analysis will be used based on a ‘‘substance-over-form’’ principle to determine whether or not to grant the tax treaty benefits.

Dasheng Zhixing and its subsidiary are controlled by the Company through various contractual agreements. To the extent that Dasheng Zhixing and its subsidiary has undistributed earnings, the Company will accrue appropriate expected tax associated with repatriation of such undistributed earnings.

As of December 31, 2016, 2017 and 2018, the Company did not record any withholding tax on the retained earnings of its subsidiary and consolidated VIEs in the PRC as they were still in accumulated deficit position.

	For the year ended December 31,
	2016			2017			2018
	Overseas entities	PRC entities	Total	Overseas entities	PRC entities	Total	Overseas entities	PRC entities	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Income/(loss) before income tax expense	2,606	(515,768)	(513,162)	10,593	(587,062)	(576,469)	13,490	(426,304)	(412,814)
Current income tax expense	1,926	—	1,926	4,669	—	4,669	3,807	—	3,807
Deferred income tax benefit	(199)	(111)	(310)	(224)	(103)	(327)	176	(103)	73
Income tax expense/(benefit)	1,727	(111)	1,616	4,445	(103)	4,342	3,983	(103)	3,880

The combined effects of the income tax exemption and reduction available to the Group are as follows (in thousands, except per share data):

	Year Ended December 31,
	2016	2017	2018
Tax holiday effect	1,095	1,669	1,385
Basic and diluted loss per share effect	0.01	0.01	0.00

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

10  Taxation (Continued)

Reconciliation of the differences between statutory tax rate and the effective tax rate for China operations

Reconciliation of the differences between the PRC statutory tax rate of 25% and the Group’s effective tax rate is as follows:

	As of December 31,
	2016	2017	2018
PRC statutory tax rate	25.00%	25.00%	25.00%
Effect on tax rates in different tax jurisdiction	(0.31)%	(0.37)%	(0.78)%
Effect on tax holiday	0.21%	0.29%	0.34%
Changes in valuation allowance	(17.29)%	(12.86)%	(19.55)%
Permanent book-tax differences—non-deductible expenses	(7.92)%	(12.81)%	(5.95)%
Effective tax rate	(0.31)%	(0.75)%	(0.94)%

c. Deferred Tax Assets and Liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. Significant components of the Group’s deferred tax assets are as follows:

	As of December 31,
	2017	2018
	RMB	RMB
Deferred tax assets
Tax loss carryforwards	162,281	222,733
Accruals and other liabilities	2,301	3,985
Advertising expenses carryforwards	60,668	79,256
Defined benefits liabilities	381	205
Total deferred tax assets	225,631	306,179
Less: Valuation allowance	(225,250)	(305,974)
Total deferred tax assets, net	381	205

RMB21,671, RMB83,484, RMB262,310, RMB356,284 and RMB293,411 of the tax loss carryforwards will be expired in the year ended December 31, 2019, 2020, 2021, 2022 and 2023, respectively.

Significant components of the Group’s deferred tax liabilities are as follows:

	As of December 31,
	2017	2018
	RMB	RMB
Deferred tax liabilities
Intangible assets from business acquisitions	124	21
Total deferred tax liabilities	124	21

Movement of Valuation Allowance

The following table shows the movement of valuation allowance for the periods presented:

	For the year ended December 31,
	2017	2018
	RMB	RMB
Balance at beginning of the year	(151,125)	(225,250)
Current period addition	(74,125)	(80,724)
Balance at end of the year	(225,250)	(305,974)

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

11     Preferred shares

From 2013 to 2015, the Company has issued several rounds of preferred shares (the “Preferred Shares”) to certain investors. In June 2016, all outstanding convertible preferred shares were automatically converted to Class B ordinary shares immediately upon the completion of the Company’s initial public offering. The Company classified the Preferred Shares in the mezzanine equity of the consolidated balance sheets as they are contingently redeemable at the options of the holders. In addition, the Company recorded accretions on the Preferred Shares to the redemption value from the issuance dates to the earliest redemption dates. The accretions were recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital had been exhausted, additional charges were recorded by increasing the accumulated deficit. Each issuance of the Preferred Shares was recognized at the respective issue price at the date of issuance net of issuance costs.

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

12  Ordinary shares

Immediately prior to the completion of the IPO, the Company adopted a dual class share structure. All of the outstanding ordinary shares prior to the completion of the IPO were automatically redesignated or converted into Class B ordinary shares on a one-for-one basis.  All ordinary shares issued in or after the completion of the IPO are Class A ordinary shares. All share-based awards, regardless of grant dates, will entitle holders to the equivalent number of Class A shares once the vesting and exercising conditions on such share-based compensation awards are met. Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of the Company’s shareholders, except as may otherwise be required by law.

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

As of December 31, 2018, 1,500,000,000 ordinary shares has been authorized, including (i) 1,000,000,000 Class A ordinary shares of a par value of US$0.0001 each, (ii) 350,000,000 Class B ordinary shares of a par value of US$0.0001 each and (iii) 150,000,000 shares of a par value of US$0.0001 each of such class or classes however designated by the Board of Directors. A total of 305,917,524 ordinary shares have been issued and outstanding, of which 82,803,863 are Class A ordinary shares and 223,113,661 are Class B ordinary shares.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

13  Share-based Compensation

The Company has adopted a 2013 Employee Stock Option Plan (the “2013 Plan”) and a 2014 Employee Stock Option Plan (the “2014 Plan”, collectively the “Pre-IPO Plans”). In May 2016, the Company adopted the 2016 Share Incentive Plan (“2016 Plan”). The Pre-IPO Plans and 2016 Plan allow the plan administrator to grant stock options and restricted share units up to a maximum of 36,229,922 and 4,600,000 Class A ordinary shares, respectively, plus an annual increase of 1.5% of the total outstanding share capital as of December 31 of the immediately preceding calendar year on the first day of each fiscal year, beginning in 2017, or such lesser number of Class A ordinary shares as determined by the board of directors of the Company. If an award under the Pre-IPO Plans terminates, expires or lapses, or is cancelled for any reason, ordinary shares subject to the award become available for the grant of a new award under the 2016 Plan. As of December 31, 2018, after consideration of adjustments for the annual increase and other changes, a total of 35,907,769 Class A ordinary shares are available under the plans.

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

The Company granted restricted share units (“RSUs”) under the 2016 Plan. Most of RSUs vest over a period of half-year, two-year or four-year requisite service period. Granted RSUs generally follow one of the four vesting schedules (“Schedule D”, “Schedule E”, “Schedule F”, “Schedule G”, “Schedule H”) below:

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

•                  Schedule G: 50% of the options vest at each of the two anniversaries; and

•                  Schedule H: 100% of the RSUs vest at six months.

Prior to the completion of initial public offering, options were only exercisable subject to the grantee’s continuous service and the listing of the stock of the Company on a public stock exchange market, and options for which the service condition has been satisfied were forfeited should employment terminate before the Company’s public listing. After the completion of initial public offering, options can be exercised once the service condition are satisfied. The Company issues new Class A ordinary shares upon share option exercise or share unit conversion.

For the years ended December 31, 2016, 2017 and 2018, total share-based compensation expense recognized was RMB48,242, RMB35,069 and RMB27,886, respectively. As of December 31, 2018, the unrecognized compensation cost was RMB55,267. These amounts are expected to be recognized over a weighted average period of 2.33 years.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

13  Share-based Compensation (Continued)

Stock options

The Group uses the Binomial option pricing model to estimate the fair value of stock options. The assumptions used to value the Company’s option grants were as follows:

For the year ended December 31,
	2016	2017	2018

Contractual term (in years)	10.00-10.00	9.50-10.00	10.00-10.00
Expected volatility	53.2%-60.2%	47.3%-53.5%	48.0%-49.2%
Exercise multiple	2.2-2.8	2.2-2.8	2.2-2.8
Expected dividend yield	—	—	—
Risk-free interest rate (per annum)	1.5%-2.5%	2.3%-2.4%	2.7%-2.9%
Expected forfeiture rate (post-vesting)	—	—	—

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

The following table sets forth the summary of option activities under the Company’s 2013 Plan and 2014 Plan (no options have been issued under the 2016 Plan):

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value		Weighted Average Grant Date Fair Value
		US$	(In years)	US$	RMB	US$	RMB

December 31, 2016	31,924,520	0.1559	8.54	28,119	195,230	0.5651	3.9238
Granted	5,435,000	0.5660	—	—	—	0.5555	3.6144
Exercised	(1,583,655)	0.0847	—	—	—	0.3465	2.2546
Expired	—	—	—	—	—	—	—
Forfeited or cancelled	(5,683,065)	0.2564	—	—	—	0.7429	4.8335
December 31, 2017	30,092,800	0.2147	7.76	18,616	121,121	0.5413	3.5221
Granted	1,930,000	0.3043	—	—	—	0.4223	2.9035
Exercised	(2,070,915)	0.1184	—	—	—	0.4953	3.4054
Expired	—	—	—	—	—	—	—
Forfeited or cancelled	(2,095,755)	0.4236	—	—	—	0.6482	4.4565
December 31, 2018	27,856,130	0.2124	6.84	7,491	51,507	0.5285	3.6335
Vested and expected to vest as of December 31, 2018	26,377,268	0.1926	6.88	7,614	52,352	0.5185	3.5649
Exercisable as of December 31, 2018	18,942,140	0.1277	5.90	6,697	46,047	0.4740	3.2591

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

13  Share-based Compensation (Continued)

RSUs

The following table sets forth the summary of the restricted share units in 2017 and 2018:

		Weighted Average
	Number of RSUs	Grant Date Fair Value
		US$	RMB
December 31,2016	517,500	1.39	9.67
Granted	4,820,000	1.10	7.18
Vested	(244,980)	1.32	8.61
Forfeited	(467,515)	1.28	8.34
December 31,2017	4,625,005	1.11	7.20
Granted	5,097,630	0.62	4.27
Vested	(1,132,350)	1.09	7.51
Forfeited	(538,646)	1.09	7.52
December 31,2018	8,051,639	0.79	5.44

14     Net loss per share

Basic net loss per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted earnings per share (‘‘EPS’’) is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the treasury stock method. For the years ended December 31, 2016, 2017 and 2018, stock options to purchase ordinary shares and restricted share units that were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company were 17,793,251, 27,407,348 and 26,635,519 on a weighted average basis, respectively. For the years ended December 31, 2016, 2017 and 2018, the Series A, Series B, Series C and Series D Preference Shares convertible into ordinary shares that were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company were 76,332,515, nil and nil on a weighted average basis, respectively.

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

The following table sets forth the computation of basic and diluted net loss per share for the periods indicated:

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Numerator:
Net loss	(514,778)	(580,811)	(416,694)
Deemed contribution from preferred shares	2,618	—	—
Accretion to Series A Preferred Shares redemption value	(14,137)	—	—
Accretion to Series B Preferred Shares redemption value	(26,068)	—	—
Accretion to Series C Preferred Shares redemption value	(40,901)	—	—
Accretion to Series D Preferred Shares redemption value	(10,525)	—	—
Numerator for basic and diluted loss per share	(603,791)	(580,811)	(416,694)
Denominator:
Weighted average ordinary shares outstanding—basic and diluted	199,039,819	301,610,060	304,542,400
Basic and diluted net loss per share attributable to ordinary shareholders	(3.03)	(1.93)	(1.37)
Basic and diluted net loss per ADS attributable to ordinary shareholders	(45.50)	(28.95)	(20.55)

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

15              Fair value measurement

The Company’s time deposits, held-to-maturity security and non-financial assets, such as property and equipment, and intangible assets were measured at fair value, only if they were determined to be impaired on an other than temporary basis. The carrying amount of the long-term loan approximates its fair value due to the fact that the related interest rate approximates the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities.

The following table sets forth financial instruments, measured at fair value by level within the fair value hierarchy, as of December 31, 2018:

	Fair value measurements at reporting date using
Items	As of December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Time deposit	162,688	—	162,688	—
Short-term investment	136,304	—	136,304	—
Held-to-maturity security	—	—	—	—
Total assets	298,992	—	298,992

	Fair value measurements at reporting date using
Items	As of December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Long-term loan	69,045	—	69,045	—
Total liability	69,045	—	69,045	—

The following table sets forth financial instruments, measured at fair value by level within the fair value hierarchy, as of December 31, 2017:

	Fair value measurements at reporting date using
Items	As of December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Time deposit	202,659	—	202,659	—
Short-term investment	100,722	—	100,722	—
Held-to-maturity security	6,751	—	—	6,751
Total assets	310,132	—	303,381	6,751

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

15              Fair value measurement (Continued)

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

Short-term investment

Short-term investment represents interest-bearing deposit placed with financial institution, which is restricted to withdrawal and use. The investment is issued by commercial bank in the PRC with a variable interest rate indexed to gold price published by the London Bullion Market Association. To estimate the fair value, the Company uses the expected return provided by the bank. As there are no quoted prices in active markets for the investment at the reporting date, the Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.

Held-to-maturity security

The held-to-maturity security is a debt security carried at amortised cost. As of December 31, 2018, certain impairment indicators were presented, and the Company assessed impairment of this investment by estimating its fair value, which was zero as of December 31, 2018. The fair value is estimated using discounted cashflow method. The Company classifies the valuation technique as Level 3 of fair value measurements, because it involves unobservable inputs with little market activity and management’s estimates, including expected future cashflow, and discount rate.

Long-term loan

The Company entered into a 24-month uncommitted non-revolving loan facility agreement in March 2018, and related amendment agreement in August 2018 (together the “2018 Facility Agreement”). Pursuant to the 2018 Facility Agreement, the Company can borrow up to US$13,000 at a floating interest rate of 3 months London Interbank Offered Rate (LIBOR) +4.36%.

16              Commitments and contingencies

a                     Commitment

Operating lease commitments include the commitments under the lease agreements for the Group’s office premises. The Group leases its office facilities under non-cancelable operating leases with various expiration dates through 2018. For the years ended December 31, 2016, 2017 and 2018, lease expenses were RMB24,851, RMB31,786 and RMB35,060, respectively. Based on the current rental lease agreements, future minimum lease payments required as of December 31, 2018 were as follows:

	Total	Less than One Year	One to Three Years	Over Three Years
	RMB	RMB	RMB	RMB
Operating lease commitments	59,018	33,546	24,075	1,397

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

16              Commitments and contingencies (Continued)

Purchase commitments mainly include minimum commitments for non-cancellable advertising service contracts. Purchase commitments as of December 31, 2018 were as follows:

	Total	Less than One Year	Over One Year
	RMB	RMB	RMB
Purchase commitments	88,130	79,206	8,924

b                     Contingencies

There are no claims, lawsuits, investigations and proceedings, including unasserted claims that are probable to be assessed, that have in the recent past had, or to the Group’s knowledge, are reasonably possible to have, a material change on the Group’s financial position results of operations or cash flow.

17              Related party transactions

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

The Company estimated the fair value of the audio and video streaming solution service provided by YY based on market value. For the year ended 2016 and 2017, the fair value of the audio and video streaming solution provided by YY is estimated to be RMB1,636 and RMB384 respectively, which are recognized as cost of revenues in the consolidated statement of comprehensive loss, and an addition to additional paid-in capital as shareholder contribution in the consolidated balance sheet of the Company. For the year ended 2018, the fair value of the audio and video streaming solution service provided by YY significantly decreased from the prior year as the Company has begun to rely on its self-produced audio and video streaming software, technical service, servers and Internet connection bandwidth capacity. For the year ended 2018, the fair value of the audio and video streaming solution provided by YY is estimated to be nil.

18              Profit appropriation and restricted net assets

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

Total registered capital of the Company’s PRC subsidiary and consolidated VIEs as of December 31, 2017 and 2018 were RMB137,454 and RMB140,008, respectively. As all of the Company’s PRC subsidiary and consolidated VIEs are in net liability, there were no restricted net assets of the Company’s PRC subsidiary and consolidated VIEs as of December 31, 2017 and 2018.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

18              Profit appropriation and restricted net assets (Continued)

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

19              Segment Information

Based on the criteria established by ASC 280 ‘‘Segment Reporting’’, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group.

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s CODM in deciding how to allocate resources and assess performance.

Prior to the year 2018, the Company operated and managed its business as a single segment. In 2017 July, the Company started a new business unit and began to operate small class offerings under this unit. As the small class offering business reached scale, starting in 2018 the Group organized its business in two operating segments: one-on-one offerings and small class offerings. Segment information for the year ended December 31, 2016 and 2017 has been revised to be presented on the same basis as the year ended December 31, 2018.

Information regarding the two segments provided to the Company’s CODM are at the operating loss level. The Company currently does not allocate non-operating income/(expenses), income tax expenses, or assets and liabilities to its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the two operating segments.

The Company presents segment information after elimination of inter-company transactions. In general, revenue, cost of revenue and operating expenses are directly attributable, and are allocated, to each segment. The Company allocates costs and expenses that are not directly attributable to individual segments, such as those that support infrastructure across different operating segments, to different operating segments mainly on the basis of usage, revenue or headcount, depending on the nature of the relevant costs and expenses.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

19              Segment Information (Continued)

The following table presents summary information by segment:

	For the year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$

Net revenues
One-on-one offerings	418,281	835,649	1,044,769	151,956
Small class offerings	—	12,344	100,748	14,653
Total net revenues	418,281	847,993	1,145,517	166,609

Cost of revenues
One-on-one offerings	(147,157)	(293,763)	(342,927)	(49,877)
Small class offerings	—	(20,358)	(67,981)	(9,887)
Total cost of revenues	(147,157)	(314,121)	(410,908)	(59,764)

Gross profit
One-on-one offerings	271,124	541,886	701,842	102,079
Small class offerings	—	(8,014)	32,767	4,766
Total gross profit	271,124	533,872	734,609	106,845

Gross margin
One-on-one offerings	64.8%	64.8%	67.2%	67.2%
Small class offerings	—	(64.9)%	32.5%	32.5%
Total gross margin	64.8%	63.0%	64.1%	64.1%

Sales and marketing expenses
One-on-one offerings	(464,890)	(619,966)	(647,314)	(94,147)
Small class offerings	—	(37,099)	(83,919)	(12,206)
Total sales and marketing expenses	(464,890)	(657,065)	(731,233)	(106,353)

Product development expenses
One-on-one offerings	(152,709)	(202,129)	(139,240)	(20,251)
Small class offerings	—	(21,073)	(45,760)	(6,656)
Total product development expenses	(152,709)	(223,202)	(185,000)	(26,907)

General and administrative expenses
One-on-one offerings	(165,657)	(213,880)	(186,983)	(27,196)
Small class offerings	—	(10,515)	(36,074)	(5,247)
Total general and administrative expenses	(165,657)	(224,395)	(223,057)	(32,443)

Operating expenses
One-on-one offerings	(783,256)	(1,035,975)	(973,537)	(141,594)
Small class offerings	—	(68,687)	(165,753)	(24,109)
Total operating expenses	(783,256)	(1,104,662)	(1,139,290)	(165,703)

Loss from operations
One-on-one offerings	(512,132)	(494,089)	(271,695)	(39,515)
Small class offerings	—	(76,701)	(132,986)	(19,343)
Total loss from operations	(512,132)	(570,790)	(404,681)	(58,858)

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

19              Segment Information (Continued)

The Group operates in two principal geographical areas—China and the Philippines. For all periods presented, all revenues from external customers are attributed to China based on customer location.

The following table summarizes property and equipment of the Group by geographical location:

	Property and equipment
	As of December 31,
	2017	2018
	RMB	RMB
China	36,045	27,103
Philippines	12,964	8,238