Form 20-F
period 2019-12-31
China Online Education Group
filed 2020-04-06
CIK 1659494

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing fifteen Class A ordinary shares, par value US$0.0001 per share	COE	New York Stock Exchange
Class A ordinary shares, par value US$0.0001 per share*		New York Stock Exchange

*                 Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares, each representing fifteen Class A ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2019, there were 312,051,174 ordinary shares outstanding, par value $0.0001 per share, being the sum of 88,937,513 Class A ordinary shares (excluding the company’s repurchase of 1,806,720 Class A ordinary shares in the form of ADSs held as treasury shares) and 223,113,661 Class B ordinary shares.

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

•                  “gross billings” for a specific period refers to the total amount of cash received for the sale of course packages and services in such period, net of the total amount of refunds in such period;

•                  “ordinary shares” refers to our Class A and Class B ordinary shares, par value US$0.0001 per share;

•                  “our PRC consolidated VIEs” refers to Dasheng Zhixing, Dasheng Helloworld and Dasheng Zhiyun;

•                  “our WFOEs” refers to Dasheng Online and Helloworld Online;

•                  a “paying student” for a specified period refers to a student that purchased a course package during the period, excluding those students who only paid for live broadcasting lessons, and the total number of “paying students” for a specified period refers to the total number of paying students for such period minus the total number of students that obtained refunds during such period;

•                  “RMB” or “Renminbi” refers to the legal currency of China;

•                  “US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

•                  “we,” “us,” “our company,” “our,” and “COE” refer to China Online Education Group, a Cayman Islands company, and its subsidiaries, and, in the context of describing our operations and consolidated financial information, also include its consolidated variable interest entities;

•                  “foreign teachers” refers to the non-Chinese teachers; and

•                  “global teachers” refers to the non-Filipino foreign teachers.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9618 to US$1.00, the exchange rate in effect as of December 31, 2019 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The online education industry may not grow at the rate projected by market data, or at all. The failure of the market to grow at the projected rate may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the online education industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

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

PART I.

ITEM 1.        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.        KEY INFORMATION

A.            Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive loss data (other than ADS data) and cash flow data for the years ended December 31, 2017, 2018 and 2019 and the selected consolidated balance sheet data as of December 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The following selected consolidated statements of comprehensive loss data (other than ADS data) for the year ended December 31, 2015 and 2016 and the selected consolidated balance sheet data as of December 31, 2015 and 2016 has been derived from our consolidated financial statements which are not included in this annual report.   Our historical results for any period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

	For the Year Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$(5)
	(in thousands, except for share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Loss:
Net revenues	154,675	418,281	847,993	1,145,517	1,478,493	212,372
Cost of revenues	(59,668)	(147,157)	(314,121)	(410,908)	(439,923)	(63,191)
Gross profit	95,007	271,124	533,872	734,609	1,038,570	149,181
Operating expenses(1):
Sales and marketing	(297,337)	(464,890)	(657,065)	(731,233)	(792,591)	(113,849)
Product development	(54,597)	(152,709)	(223,202)	(185,000)	(157,505)	(22,624)
General and administrative	(64,903)	(165,657)	(224,395)	(223,057)	(196,029)	(28,158)
Total operating expenses	(416,837)	(783,256)	(1,104,662)	(1,139,290)	(1,146,125)	(164,631)
Loss from operations	(321,830)	(512,132)	(570,790)	(404,681)	(107,555)	(15,450)
Impairment loss	—	—	—	(7,364)	—	—
Interest income	730	4,430	6,863	9,167	17,654	2,536
Interest expense and other expenses, net	(1,083)	(5,460)	(12,542)	(9,936)	(9,451)	(1,358)
Loss before income tax expenses	(322,183)	(513,162)	(576,469)	(412,814)	(99,352)	(14,272)
Income tax expenses	(4,903)	(1,616)	(4,342)	(3,880)	(5,068)	(728)
Net loss	(327,086)	(514,778)	(580,811)	(416,694)	(104,420)	(15,000)
Accretions to preferred shares redemption value	(75,665)	(91,631)	—	—	—	—
Deemed contribution from preferred shares	—	2,618	—	—	—	—
Net loss attributable to ordinary shareholders	(402,751)	(603,791)	(580,811)	(416,694)	(104,420)	(15,000)
Net loss	(327,086)	(514,778)	(580,811)	(416,694)	(104,420)	(15,000)
Other comprehensive (loss)/income:
Foreign currency translation adjustments	3,014	27,700	(24,662)	16,939	5,356	769
Total comprehensive loss	(324,072)	(487,078)	(605,473)	(399,755)	(99,064)	(14,231)
Weighted average number of ordinary shares used in computing basic and diluted loss per share(2)	72,267,532	199,039,819	301,610,060	304,542,400	308,364,918	308,364,918

Net loss per share attributable to ordinary shareholders(3)
Basic	(5.57)	(3.03)	(1.93)	(1.37)	(0.34)	(0.05)
Diluted	(5.57)	(3.03)	(1.93)	(1.37)	(0.34)	(0.05)
Loss per ADS(4)
Basic	(83.55)	(45.50)	(28.95)	(20.55)	(5.08)	(0.73)
Diluted	(83.55)	(45.50)	(28.95)	(20.55)	(5.08)	(0.73)

Notes:

(1)         Share-based compensation expenses were allocated in operating expenses as follows:

	For the Year Ended December 31
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$(5)
	(in thousands)
Sales and marketing expenses	—	(5,082)	(4,612)	(5,676)	(2,951)	(424)
Product development expenses	—	(16,202)	(9,039)	(7,396)	(3,472)	(499)
General and administrative expenses	—	(26,958)	(21,418)	(14,814)	(10,309)	(1,481)

(2)         The weighted average number of ordinary shares represents the sum of the weighted average number of Class A and Class B ordinary shares. See Note 13 in our audited consolidated financial statements included in this annual report for additional information regarding the computation of the per share amounts and the weighted average numbers of Class A and Class B ordinary shares.

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

(4)         Each ADS represents fifteen Class A ordinary shares.

(5)         All translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at the rate as of the end of the applicable period, that is, RMB6.9618 to US$1.00, the rate in effect as of December 31, 2019.

The following table presents our selected consolidated balance sheet data as of the dates indicated.

	As of December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	46,873	274,873	320,039	413,143	342,951	49,262
Time deposits	167,078	372,150	202,659	162,688	257,508	36,989
Short term investment	—	—	100,722	136,304	452,936	65,060
Total assets	291,550	775,527	783,556	1,010,218	1,401,817	201,359
Advances from students	272,176	688,551	1,204,223	1,684,791	2,186,591	314,084
Accrued expenses and other current liabilities	84,323	165,092	220,370	201,240	166,955	23,982
Total liabilities	377,867	874,710	1,451,947	1,972,867	2,448,475	351,701
Total mezzanine equity	478,962	—	—	—	—	—
Total shareholders’ deficit	(565,279)	(99,183)	(668,391)	(962,649)	(1,046,658)	(150,342)
Total liabilities, mezzanine equity and shareholders’ deficit	291,550	775,527	783,556	1,010,218	1,401,817	201,359

The following table presents our selected consolidated cash flow data for the years indicated.

	For the Year Ended December 31
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by operating activities	55,074	29,781	397,933	57,158
Net cash provided by/(used in) investing activities	10,785	(4,898)	(412,910)	(59,312)
Net cash provided by/(used in) financing activities	260	68,407	(54,536)	(7,833)
Effect of exchange rate changes on cash and cash equivalents	(20,953)	(186)	(679)	(95)
Net increase/ (decrease) in cash and cash equivalents	45,166	93,104	(70,192)	(10,082)
Cash and cash equivalents at beginning of the period	274,873	320,039	413,143	59,344
Cash and cash equivalents at end of the period	320,039	413,143	342,951	49,262

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

Our ability to continue to attract students to purchase our course packages and to increase their spending on our education platform are critical to the continued success and growth of our business. This in turn will depend on several factors, including our ability to effectively market our platform to a broader base of prospective students, continue to develop, adapt or enhance quality educational content and services to meet the evolving demands of our existing or prospective students and expand our geographic reach. We must also manage our growth while maintaining consistent and high teaching quality, and respond effectively to competitive pressures. If we are unable to continue to attract students to purchase our course packages or to increase the spending of our students on our platform, our gross billings and net revenues may decline, which may have a material adverse effect on our business, financial condition and results of operations.

Our business depends on the market recognition of our brand, and if we are unable to maintain and enhance brand recognition, our business, financial conditions and results of operations may be materially and adversely affected.

We believe that the market recognition of our brand has significantly contributed to the success of our business and that maintaining and enhancing our brand recognition is critical to sustaining our competitive advantages. Our ability to maintain and enhance brand recognition and reputation depends primarily on the perceived effectiveness and quality of our curriculum and teachers, as well as the success of our branding efforts. In March 2018, we further refined our 51Talk brand to focus on K-12 one-on-one mass market program, while introducing our small class offering under the Hawo (哈沃) brand and our adult English courses under the WuYouYingYu (无忧英语) brand. In February 2019, we engaged Wang Junkai, a famous singer in China, as our new brand ambassador. Our branding efforts, however, may not be successful and we may incur significant branding costs. If we are unable to maintain and further enhance our brand recognition and reputation and promote awareness of our platform, we may not be able to maintain our current level of student fees or engage qualified teachers, and our results of operations may be materially and adversely affected. Furthermore, any negative publicity relating to our company, our courses, teachers and platform or our brand ambassador, regardless of its veracity could harm our brand image and in turn materially and adversely affect our business and results of operations.

If we are unable to conduct sales and marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

We have incurred significant sales and marketing expenses. Our sales expenses include telemarketing sales and free trial lesson related expenses, and our marketing expenses include online and mobile marketing and branding expenses. In December 2015, we began outsourcing part of our marketing and sales functions to independent third party suppliers who provide management and business outsourcing services. We had 4,209 sales and marketing staff (including 1,127 full-time employees and 3,082 outsourced personnel) as of December 31, 2019. We incurred RMB657.1 million, RMB731.2 million and RMB792.6 million (US$113.8 million) in sales and marketing expenses in 2017, 2018, and 2019 respectively.

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

We have incurred net losses since our inception. We experienced net losses of RMB580.8 million, RMB416.7 million, and RMB104.4 million (US$15.0 million) in 2017, 2018, and 2019, respectively. We had accumulated deficit of RMB1,753.8 million, RMB2,094.5 million, and RMB2,198.9 million (US$315.9 million) as of December 31, 2017, 2018, and 2019, respectively.

While we recognized net income for the fourth quarter of 2019, we cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future. Our ability to achieve profitability will depend in large part on our ability to increase our operating margin, either by growing our revenues at a rate faster than our operating expenses increase, or by reducing our operating expenses, especially our sales and market expenses, as a percentage of our net revenues. Accordingly, we intend to continue to invest in our branding and marketing activities to attract new students, improve our online and mobile platforms and data analytics capabilities to enhance student experience. As a result of the foregoing, we believe that we may continue to incur net losses for a period of time in the future.

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

Our teachers are critical to the learning experience of our students and our reputation. We seek to engage highly qualified teachers with strong English and teaching skills. We must provide competitive pay and other benefits, such as flexibility in lesson scheduling to attract and retain them. We must also provide ongoing training to our teachers to ensure that they stay abreast of changes in course materials, student demands and other changes and trends necessary to teach effectively. Furthermore, as we continue to develop new course contents and lesson formats, we may need to engage additional teachers with appropriate skill sets or backgrounds to deliver instructions effectively. We cannot guarantee that we will be able to effectively and timely engage and train such teachers, or at all. Further, given other potential more attractive opportunities for our quality teachers, over time some of them may choose to leave our platform. We have not experienced major difficulties in engaging, training or retaining qualified teachers in the past, however, we may not always be able to engage, train and retain enough qualified teachers to keep pace with our growth while maintaining consistent education quality. We may also face significant competition in engaging qualified teachers from our competitors or from other opportunities that are perceived as more desirable. A shortage of qualified teachers, a decrease in the quality of our teachers’ performance, whether actual or perceived, or a significant increase in the cost to engage or retain qualified teachers would have a material adverse effect on our business and financial conditions and results of operations.

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

•                  we may not be successful in effectively delivering or promoting our small class lessons and live broadcasting lessons;

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

Historically, our core business centered on English education to adults with our Classic English course. We have since switched our focus to target K-12 students and expanded our course offerings to K-12 students to provide a broader range of situation-based English education targeting a wide range of student demographics. In addition to lessons with independently contracted Filipino teachers, we have also introduced lessons with independently contracted global teachers and Chinese teachers to provide our students a broader selection of teachers and course formats. We intend to continue developing new courses. The timing of the introduction of new courses is subject to risks and uncertainties. Unexpected technical, operational, logistical or other problems could delay or prevent the introduction of one or more new courses. Moreover, we cannot provide assurance that any of these courses or programs will match the quality or popularity of those developed by our competitors, achieve widespread market acceptance or contribute the desired level of income.

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

Our business depends on the performance and reliability of the internet infrastructure in China and the Philippines. In China, almost all access to the internet is maintained through state-controlled telecommunications operators. In many parts of China and the Philippines, the internet infrastructure is relatively underdeveloped, and internet connections are generally slower and less stable than in more developed countries. We cannot assure you that the internet infrastructure in China and the Philippines will remain sufficiently reliable for our needs or that either country will develop and make available more reliable internet access to our students and independently contracted teachers. Any failure to maintain the performance, reliability, security or availability of our network infrastructure may cause significant damage to our ability to attract and retain students and teachers. Major risks involving our network infrastructure include:

•                  breakdowns or system failures resulting in a prolonged shutdown of our servers;

•                  disruption or failure in the national backbone networks in China or the Philippines, which would make it difficult for students and independently contracted teachers to access our online and mobile platforms or to engage in live lessons;

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

In the third quarter of 2015, we began offering one-on-one lessons with independently contracted global teachers, which we define as the non-Filipino foreign teachers, to complement our pool of independently contracted Filipino teachers. We have expanded our pool of independently contracted North American teachers since we launched the American Academy program in the second quarter of 2016. We engage our independently contracted foreign teachers as independent contractors whose rights differ from those of employees. There are uncertainties in determining whether a service provider is an independent contractor or an employee. The level and extent of control exercised by the hiring entity, among other factors, would determine the employment status. Our labor costs will increase if we engage our independently contracted teachers in the Philippines or North America as full-time employees or if courts or relevant authorities in the Philippines or North America determine that our independently contracted teachers are deemed employees instead of independent contractors. In addition, we would need to apply for employment permit with the competent authorities in China if our independently contracted Filipino or North American teachers are deemed employees located in China.

We also rely on some third-party vendors in Hong Kong to handle the payment of the compensation of our teachers in the Philippines. Any failure of this vendor to provide these services may negatively impact our relationships with teachers in the Philippines, damage our reputation and cause us to lose teachers while making it difficult to find replacement teachers.

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

We rely primarily on copyrights, trademarks, trade secrets and other contractual restrictions for the protection of the intellectual property used in our business. Nevertheless, these provide only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Our trade secrets may become known or be independently discovered by our competitors. Third parties may in the future pirate our course materials and may infringe upon or misappropriate our other intellectual property. Infringement upon or the misappropriation of, our proprietary technologies or other intellectual property could have a material adverse effect on our business, financial condition or operating results. Policing the unauthorized use of proprietary technology can be difficult and expensive. As of the date of this annual report, one of  our Chinese trade-names, the WuYouYingYu (无忧英语), has been registered under the international category 16 of posters or printed matters, international category 38 of telecom, and international category 45 of legal services and security services. However, we have not been able to register the trademark in the PRC under the international category 41 of education or training.

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

Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet and mobile platforms have recently come under increased public scrutiny. Increased regulation by the PRC government of data privacy on the internet is likely, and we may become subject to new laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information that could affect how we store and process the data of our teachers and students. For example, the MOE, jointly with other certain PRC government authorities, promulgated the Online After-School Training Opinions, which became effective on July 12, 2019 and provides that online after-school training institutions shall, among others, file with the competent provincial education regulatory authorities the certificate and the grade evaluation report for the graded protection of cyber security and the materials related to certain management systems regarding the protection of personal information and cyber security. See “Item 4. Information on the Company—B. Business Overview— Government Regulations—PRC Regulations— Regulations Relating to After-School Tutoring.” Further, the MOE, jointly with certain other PRC government authorities, issued the Opinions on Educational Applications on August 10, 2019, which requires that Educational Applications shall, among others, obtain the certificate and the grade evaluation report for graded protection of cyber security before filing with competent provincial regulatory authorities for education. See “Item 4. Information on the Company—B. Business Overview— Government Regulations—PRC Regulations— Regulation Relating to Educational Applications.” Further, there are a number of legislative proposals in the European Union and the United States, at both the federal and state level, as well as other jurisdictions that could impose new obligations in areas affecting our business. We generally comply with industry standards and are subject to the terms of our own privacy policies. Compliance with any additional laws or regulations concerning data protection, or the interpretation and application of existing data protection laws or regulations, which is often uncertain and in flux, could be expensive, and may place restrictions on the conduct of our business and the manner in which we interact with our students. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us.

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

We face risks related to outbreaks of health epidemics, natural disasters, and other extraordinary events, which could significantly disrupt our operations and adversely affect our business, financial condition or results of operations.

Our business could be adversely affected by the outbreak of Zika, Ebola, avian influenza, severe acute respiratory syndrome, or SARS, the influenza A (H1N1), H7N9, COVID-19 or other epidemics. Any of such occurrences could cause severe disruption to our daily operations, and may even require a temporary closure of our offices. Such closures may disrupt our business operations and adversely affect our results of operations. Our operation could also be disrupted if any of our students, teachers or business partners were affected by such health epidemics.

In December 2019, a novel strain of coronavirus was reported. This outbreak has led to temporary closure of our offices in many locations in February 2020 with a significant portion of our employees working from home, which has resulted in lower work efficiency and productivity. For offices that have been re-opened, we have adopted and implemented health protocols allowing half of the employees to work onsite. During such outbreak period, incoming calls and trial lesson requests have increased, which we believe was a result of  temporary closure of schools in China. However, due to inadequate course consultants, which was a result of implementation of our health protocols during such outbreak period, to help answering inquiries from potential customers, we may experience a lower-than-usual conversion rate. In addition, we also experienced difficulties in recruiting and hiring in China during such outbreak period. Although we have taken precautions to adopt employee health protocols, step up recruiting efforts, and optimize our technology system to support the increasing volume of trial lessons, we cannot ensure that our service quality will not be adversely affected by such outbreak. Our operations in the Philippines have also been affected by the outbreak and precautions taken in response there. We engage independently contracted teachers and operate offices in the Philippines. Both our employees and independently contracted teachers who work from home as a result of the outbreak may suffer from declining efficiency or effectiveness as well as network quality issues. As a result, we experienced a declining trend in free trial lessons delivered by independently contracted teachers in the Philippines, which might further adversely impact our conversion rate.

While the disruption is currently expected to be temporary, there is uncertainty around the duration of these disruptions or the possibility of other effects on our business. In the event that this epidemic cannot be effectively and timely contained, our ability to consistently offer online lessons and related services in the future may be significantly disrupted, which in turn may harm the growth rate and retention of our students, as well as our financial performance generally. Further, the COVID-19 outbreak may adversely affect our financial condition and results of operations in the second and third quarter of 2020 due to potential decreasing trend of number of our lessons delivered in those two quarters when schools in China may re-open and make up for delayed courses.

We are also vulnerable to natural disasters and other calamities, including fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks, and any other severe weather conditions or similar event may give rise to loss of personnel, damages to property, server interruptions, breakdowns, technology platform failures or internet failures, where our operations could be materially and adversely affected.

Territorial disputes between China and the Philippines may disrupt the Philippine economy and business environment, which may negatively impact our business operations in the Philippines.

The Philippines, China and several Southeast Asian nations have had a series of long-standing territorial disputes over certain islands in the South China Sea, also known as the West Philippine Sea. The Philippines maintains that its claim over the disputed territories is supported by recognized principles of international law consistent with the United Nations Convention on the Law of the Sea. The Philippines brought the dispute to arbitration, of which the ruling was rejected by China.

Although the diplomatic relationship between the PRC and the Philippines has significantly improved and the dispute between the Philippines and the PRC has been thus assuaged since President Rodrigo Duterte and his government came into power in 2016, we cannot be sure that the territorial disputes will not escalate or new disputes will not arise in the future. Should these territorial disputes continue or escalate further, the Philippines and its economy may be disrupted and our operations could be adversely affected as a result. In particular, further disputes between the Philippines and China may lead both countries to impose trade restrictions on the other’s imports. Any such impact from these disputes could adversely affect the Philippine economy, and materially and adversely affect our business, financial position and financial performance.

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

We may be subject to allegations by third parties or purported current or former employees, negative internet postings or other negative, inaccurate or misleading publicity related to our business and operations. We may also become the target of harassment or other detrimental conduct by third parties or disgruntled former or current employees. Such conduct may include complaints, anonymous or otherwise, to our board, advisors, regulatory agencies, media or other organizations. Depending on their nature and significance, we may need to conduct internal investigations to appropriately review any such allegations. We may also be subject to government or regulatory inquiries or, investigations or other proceedings as a result of such third-party conduct and may be required to spend significant time and incur substantial costs to address such conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Allegations may be posted on the internet, including social media platforms, by anyone anonymously. Any negative, inaccurate or misleading publicity about us or our management can be quickly and widely disseminated. Social media platforms and devices immediately publish the content of their subscribers’ and participants’ posts, often without filters or checks on the accuracy of the content posted. Information posted on the internet or otherwise publicly released, including by us or our employees, may be inaccurate or misleading, and the information or the inaccurate or misleading nature of the information, may harm our reputation, business or prospects. The harm may be immediate without affording us an opportunity for redress or correction. Our reputation may be negatively affected as a result of the public dissemination of negative, inaccurate, or misleading information about our business and operations, which in turn may cause us to lose market share or students, and adversely affect the price of our ADSs.

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

As of December 31, 2019 we leased twenty-seven office facilities in China for our operations. A portion of our business premises have not been registered with the local counterpart of the State Administration for Market Regulation, or SAMR (established by merged State Administration of Industry and Commerce, or the SAIC, the General Administration of Quality Supervision, Inspection and Quarantine and the China Food and Drug Administration according to 2018 Institutional Reform Plan), pursuant to the relevant PRC laws and regulations. If the relevant PRC government authorities discover or determine that Beijing Dasheng Zhixing Technology Co., Ltd., or Dasheng Zhixing, conducts business at unregistered business premises, it may order Dasheng Zhixing to make correction within a given period or to cease the use of such unregistered business premises as its business premises, and may concurrently levy a fine up to RMB100,000 on Dasheng Zhixing. As of the date of this annual report, we are not aware of any claims or actions being contemplated or initiated by governmental authorities or any other third parties with respect to our use of unregistered business premises to conduct our business in PRC. However, we cannot assure you that our use of such unregistered business premises will not be challenged. In addition, all of our leasehold interests in leased properties have not been registered with the relevant PRC governmental authorities as required by PRC law, which may expose us to potential fines.

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

We accept payments using a variety of methods, including bank transfers, online payments with credit cards and debit cards issued by major banks in China, and payment through third-party online payment platforms such as Alipay, WeChat Pay, China Merchants Bank Aggregate Paying Platform, 99Bill.com and UnionPay. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be susceptible to fraud and other illegal activities in connection with the various payment methods we offer. We are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and become unable to accept credit and debit card payments from our students, process electronic funds transfers or facilitate other types of online payments, and our business, financial condition and results of operations could be materially and adversely affected.

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

Currency fluctuations in the Philippine Peso, Hong Kong dollars or U.S. dollars against Renminbi could increase our expenses and materially and adversely affect our results of operations.

All of our revenues are denominated in Renminbi, and a significant portion of our costs are incurred in Philippine Pesos and U.S. dollars, including service fee payments to nearly all of our teachers. We engage independently contracted teachers and lease properties in the Philippines. We are exposed to the risk of cost increases due to inflation in the Philippines and the depreciation of Renminbi. In the third quarter of 2015, we began offering one-on-one lessons with independently contracted global teachers whose payments are made in U.S. dollars. We are therefore exposed to the risk of an increase in the value of the U.S. dollars against Renminbi, which would increase our expenses. In addition, as we currently engage some third-party vendors to handle the payment of the service fees of our independently contracted foreign teachers in the Philippines and in the rest of the world, and we settle the balance with them in Hong Kong dollars, we are also exposed to the risk of an increase in the value of the Hong Kong dollar against Renminbi. Currency fluctuations in the Philippine Peso, Hong Kong dollars or U.S. dollars against Renminbi could create economic instability that may increase our expenses and harm our business operations.

The Philippines continues to experience inflation, currency declines and shortages of foreign exchange. In addition, the Renminbi has also fluctuated against the U.S. dollar, at times significantly and unpredictably. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China and the value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may increase our expenses and have a material adverse effect on our results of operations.

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

In addition, the Philippines has in the past and may in the future experience political instability, including strikes, demonstrations, protests, marches, coups d’etat, guerilla activity or other types of civil disorder. These instabilities and any adverse changes in the political environment in the Philippines could increase our costs, increase our exposure to legal and business risks, disrupt our office operations in the Philippines or affect our ability to engage independently contracted teachers.

Our results of operations are subject to seasonal fluctuations.

Our industry generally experiences seasonality, reflecting a combination of traditional education industry patterns and new patterns associated with the online platform in particular. Seasonal fluctuations have affected, and are likely to continue to affect, our business. In general, our industry experiences lower growth of gross billings and net revenues in the first quarter due to the Chinese New Year holiday, and our industry enjoys higher growth during the summer months. We also noticed that K-12 students tend to take more lessons in the third quarter due to summer holidays and less in the fourth quarter during the fall semester as school workload is heavier, which affect our revenue recognitions for those quarters. Overall, the historical seasonality of our business has been relatively mild due to our rapid growth. As the percentage of K-12 students among our paying students and active students has been increasing during the past year, the seasonality may become more prominent, especially in the third quarter. Due to our limited operating history, the seasonal trends that we have experienced in the past may not be indicative of our future operating results. Our financial condition and results of operations for future periods may continue to fluctuate. As a result, the trading price of our ADSs may fluctuate from time to time due to seasonality.

We have granted options and restricted share units, and may continue to grant options, restricted share units and other types of awards under our share incentive plans, which may result in increased share-based compensation expenses.

We adopted share incentive plans in September 2013, or the 2013 Plan, and in December 2014, or the 2014 Plan. The 2014 Plan was amended in February 2016. Under the 2013 Plan and the 2014 Plan, we are authorized to grant options or share purchase rights to purchase up to an aggregate of 36,229,922 Class A ordinary shares as of the date of this annual report. In May 2016, we adopted the 2016 share incentive plan, or the 2016 Plan, pursuant to which a maximum of 4,600,000 Class A ordinary shares may be issued pursuant to all awards granted thereunder. Beginning in 2017, the number of shares reserved for future issuances under the 2016 Plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors, during the term of the 2016 Plan. As of January 1, 2020, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards granted under the 2016 Plan was increased to 22,922,738. As of February 29, 2020, options to purchase a total of 23,585,000 Class A ordinary shares were issued and outstanding, and 328,125 restricted share units were outstanding under the 2013 Plan and the 2014 Plan. As of February 29, 2020, 8,810,895 restricted share units were outstanding under the 2016 Plan. As a result of grants and potential future grants under the 2013 Plan, the 2014 Plan and the 2016 Plan, we have incurred and will continue to incur share-based compensation expenses. We have recognized share-based compensation expense in the amount of RMB16.7 million (US$2.4 million) in 2019. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audit of our consolidated financial statements as of December 31, 2017, 2018, and 2019, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting and other control deficiencies as of December 31, 2017, 2018, and 2019. As defined in standards established by the United States Public Company Accounting Oversight Board, or the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified is related to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge and experience to establish and implement key controls over period end closing and financial reporting and to properly prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. Following the identification of the material weakness and other control deficiencies, we have taken measures and plan to continue to take measures to remedy these deficiencies. For details of these remedies, see “Item 15. Control and Procedures”. However, the implementation of these measures may not fully address the material weakness and deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct the material weakness and control deficiencies or our failure to discover and address any other material weakness or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

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

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the New York Stock Exchange of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted.

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

We are a Cayman Islands company and our PRC subsidiaries, Beijing Dasheng Online Technology Co., Ltd., or Dasheng Online, and Beijing Helloworld Online Technology Co., Ltd, or Helloworld Online, are considered foreign-invested enterprises. To comply with PRC laws and regulations, we operate our www.51talk.com website through our PRC consolidated VIE, Dasheng Zhixing. Dasheng Zhixing holds our ICP License for www.51talk.com. Dasheng Zhixing is 73.75% owned by Mr. Jack Jiajia Huang, and 26.25% owned by Ms. Ting Shu. We operate our Hawo (哈沃) brand through our PRC consolidated VIE, Beijing Dasheng Helloworld Technology Co., Ltd., or Dasheng Helloworld. Dasheng Helloworld is 100% owned by Mr. Jack Jiajia Huang. We operate our research on video and audio technologies through one of our PRC consolidated VIEs, Shenzhen Dasheng Zhiyun Technology Co., Ltd., or Dasheng Zhiyun. Dasheng Zhiyun is 80% owned by Mr. Jack Jiajia Huang, 10% owned by Mr. Caijian Jia, and 10% owned by Mr. Jing Chen. All shareholders of our PRC consolidated VIEs are PRC citizens. We entered into a series of contractual arrangements with our PRC consolidated VIEs and their respective shareholders, which enable us to:

•                  exercise effective control over our PRC consolidated VIEs;

•                  receive substantially all of the economic benefits; and

•                  have an exclusive option to purchase all or part of the equity interests in our PRC consolidated VIEs when and to the extent permitted by PRC law.

Because of these contractual arrangements, we are the primary beneficiaries of Dasheng Zhixing, Dasheng Helloworld and Dasheng Zhiyun and treat them as our PRC consolidated VIEs under U.S. GAAP. We consolidate the financial results of Dasheng Zhixing, Dasheng Helloworld and Dasheng Zhiyun in our consolidated financial statements in accordance with U.S. GAAP. For a detailed discussion of these contractual arrangements, see “Corporate History and Structure.”

Tian Yuan Law Firm, our PRC legal counsel, is of the opinion that (i) the ownership structures of Dasheng Zhixing and Dasheng Online, of Helloworld Online and Dasheng Helloworld, and of Dasheng Online and Dasheng Zhiyun as of the date of this annual report will not result in any violation of PRC laws or regulations currently in effect; and (ii) the contractual arrangements among Dasheng Online, Dasheng Zhixing and its shareholders, among Helloworld Online, Dasheng Helloworld and its shareholders, and among Dasheng Online, Dasheng Zhiyun and its shareholders governed by PRC law as of the date of this annual report are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations concerning foreign investment in the PRC, and their application to and effect on the legality, binding effect and enforceability of the contractual arrangements. In particular, we cannot rule out the possibility that PRC regulatory authorities, courts or arbitral tribunals may in the future adopt a different or contrary interpretation or take a view that is inconsistent with the opinion of our PRC legal counsel.

It is uncertain whether any new PRC laws, rules or regulations relating to VIE structures will be adopted or if adopted, what affect they may have on our corporate structure.  See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law (including its implementing regulations) and how it may impact the viability of our current corporate structure, corporate governance and business operations.

If, as a result of our contractual arrangements, we or our PRC consolidated VIEs are found to be in violation of any existing or future PRC laws or regulations, or such contractual arrangement is determined as illegal and invalid by the PRC court, arbitral tribunal or regulatory authorities, or we fail to obtain, maintain or renew any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•                  revoking the business licenses and/or operating licenses of our PRC consolidated VIEs and/or our WFOEs;

•                  discontinuing or restricting the conduct of any transactions between our PRC consolidated VIEs and our WFOEs;

•                  limiting our business expansion in China by way of entering into contractual arrangements;

•                  imposing fines, confiscating the income from our PRC consolidated VIEs, or imposing other requirements with which we or our PRC consolidated VIEs may not be able to comply with;

•                  shutting down our servers or blocking our websites;

•                  requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our PRC consolidated VIEs and deregistering the equity pledges of our PRC consolidated VIEs;

•                  restricting or prohibiting our use of the proceeds of our equity offerings to finance our business and operations in China;

•                  imposing additional conditions or requirements with which we may not be able to comply with; or

•                  take other regulatory or enforcement actions against us that could be harmful to our business.

The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business and on our results of operations. If any of these penalties results in our inability to direct the activities of our PRC consolidated VIEs that most significantly impact its economic performance, and/or our failure to receive the economic benefits from our PRC consolidated VIEs we may not be able to consolidate our PRC consolidated VIEs in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our PRC consolidated VIEs and their respective shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with our PRC consolidated VIEs and their respective shareholders, to operate our businesses under the WuYouYingYu (无忧英语) brand, the Hawo (哈沃) brand and the 51talk brand. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organization Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our PRC consolidated VIEs. For example, our PRC consolidated VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations, including maintaining our website and using the domain names and trademarks, in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our PRC consolidated VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our PRC consolidated VIEs, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance by our PRC consolidated VIEs and their respective shareholders of their obligations under the contracts to exercise control over our PRC consolidated VIEs. However, the shareholders of our PRC consolidated VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our PRC consolidated VIEs. We may replace the shareholders of our PRC consolidated VIEs at any time pursuant to our contractual arrangements with it and its shareholders. However, if any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our PRC consolidated VIEs, Philippines Co I, Philippines Co II, Philippines Co III or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with our PRC consolidated VIEs may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law (including its implementing regulations) and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, which became effective on January 1, 2020 and replaced three laws regulating foreign investment in China, namely, the Wholly Foreign-Invested Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. On December 26, 2019, the State Council issued the Regulations on Implementing the Foreign Investment Law of the PRC, which came into effect on January 1, 2020, and replaced the Regulations on Implementing the Sino-Foreign Equity Joint Venture Enterprise Law, Provisional Regulations on the Duration of Sino-Foreign Equity Joint Venture Enterprise Law, the Regulations on Implementing the Wholly Foreign-Invested Enterprise Law , and the Regulations on Implementing the Sino-Foreign Cooperative Joint Venture Enterprise Law. The Foreign Investment Law of the PRC embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. Under the Foreign Investment Law of the PRC, VIEs that are controlled via contractual arrangement would not be absolutely deemed as Foreign-Invested Enterprises, or FIEs. Therefore, the current legal status of Contractual Arrangement as a whole and each of the agreements comprising the Contractual Arrangement will not be materially affected by the Foreign Investment Law of the PRC and its implementing regulations.  However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For example, the Foreign Investment Law of the PRC adds a catch-all clause to the definition of “foreign investment” so that foreign investment, by its definition, includes “investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council” without further elaboration on the meaning of “other means.” It leaves leeway for the future legislations promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether our corporate structure will be seen as violating the foreign investment rules as we are currently leverage the contractual arrangement to operate certain businesses in which foreign investors are prohibited from or restricted to investing. Furthermore, if future legislations prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangement, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. If we fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, our current corporate structure, corporate governance and business operations could be materially and adversely affected.

Any failure by our PRC consolidated VIEs, Philippines Co I, Philippines Co II, Philippines Co III or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If our PRC consolidated VIEs, Philippines Co I, Philippines Co II, Philippines Co III or their respective shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law or Philippine law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if the shareholders of our PRC consolidated VIEs, Philippines Co I, Philippines Co II or Philippines Co III were to refuse to transfer their equity interest in our PRC consolidated VIEs, Philippines Co I, Philippines Co II or Philippines Co III to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements with our PRC consolidated VIEs are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Under PRC law, if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our PRC consolidated VIEs and our ability to conduct our business may be negatively affected.

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

The shareholders of our PRC consolidated VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

We have designated individuals who are PRC nationals to be the shareholders of our PRC consolidated VIEs. Dasheng Zhixing is owned by Mr. Jack Jiajia Huang and Ms. Ting Shu. Dasheng Helloworld is 100% owned by Mr. Jack Jiajia Huang. Dasheng Zhiyun is 80% owned by Mr. Jack Jiajia Huang, 10% owned by Mr. Caijian Jia, and 10% owned by Mr. Jing Chen. The interests of these individuals as the shareholders ofour PRC consolidated VIEs may differ from the interests of our company as a whole. These shareholders may breach, or cause our PRC consolidated VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our PRC consolidated VIEs, which would have a material and adverse effect on our ability to effectively control our PRC consolidated VIEs. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the purchase option agreements with these shareholders to request them to transfer all of their equity ownership in our PRC consolidated VIEs to our WFOEs or one or more individuals designated by us. We rely on Mr. Jack Jiajia Huang and Ms. Ting Shu, both of which are our directors, to abide by PRC law, which provides that directors owe a fiduciary duty to the company. Such fiduciary duty requires directors to act in good faith and in the best interests of the company and not to use their positions for personal gains. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our PRC consolidated VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

Under PRC laws and regulations, any companies within the PRCmay pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a PRC company is required to set aside at least 10% of its annual after-tax profits, if any, to fund the statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may or may not allocate certain portion of its after-tax profits to the discretional reserve fund. The statutory reserve fund and discretional reserve fund (if any) are not distributable as cash dividends.

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

If any of our PRC consolidated VIEs becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy its assets, which could reduce the size of our operations and materially and adversely affect our business, ability to generate revenues and the market price of our ADSs.

To comply with PRC laws and regulations relating to foreign ownership restrictions in the online value-added telecommunications business, we entered into contractual arrangements with our PRC consolidated VIEs and their respective shareholders. As part of these arrangements, our PRC consolidated VIEs hold assets that are important to the operation of our business.

We do not have priority pledges and liens against assets of our PRC consolidated VIEs. As a contractual and property right matter, this lack of priority pledges and liens has remote risks. If any of our PRC consolidated VIEs undergoes an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of its assets and we may not have priority against such third-party creditors on assets of our PRC consolidated VIEs. If any of our PRC consolidated VIEs liquidates, we may take part in the liquidation procedures as a general creditor under the PRC Enterprise Bankruptcy Law and recover any outstanding liabilities owed by our PRC consolidated VIEs to our WFOEs under the applicable service agreements. To ameliorate the risks of an involuntary liquidation proceeding initiated by a third-party creditor, we closely monitor the operations and finances of our PRC consolidated VIEs through carefully designed budgetary and internal controls to ensure that our PRC consolidated VIEs are well capitalized and are highly unlikely to trigger any third-party monetary claims in excess of their respective assets and cash resources. Furthermore, our WFOEs have the ability, if necessary, to provide finance support to our PRC consolidated VIEs to prevent such an involuntary liquidation.

If the shareholders of our PRC consolidated VIEs were to attempt to voluntarily liquidate our PRC consolidated VIEs without obtaining our prior consent, we could effectively prevent such unauthorized voluntary liquidation by exercising our right to request our PRC consolidated VIEs’ shareholders to transfer all of their equity ownership interest to our WFOEs or one or more individuals designated by us in accordance with the option agreements with the shareholders of our PRC consolidated VIEs. In the event that the shareholders of our PRC consolidated VIEs initiates a voluntary liquidation proceeding without our authorization or attempts to distribute the retained earnings or assets of our PRC consolidated VIEs without our prior consent, we may need to resort to legal proceedings to enforce the terms of the contractual agreements. Any such litigation may be costly and may divert our management’s time and attention away from the operation of our business, and the outcome of such litigation would be uncertain.

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

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation on Online Education

On December 28, 2002, the NPC Standing Committee promulgated the Law for Promoting Private Education, or the Private Education Law and was last amended on December 29, 2018, the amendment of which also took effect on December 29, 2018. Pursuant to the amended Private Education Law, a “private school” may be organized as a non-profit or for-profit school at the discretion of its sponsor who shall obtain approval or a certain operating permit granted by, and register the school with, relevant government authorities. See “Item 4. Information on the Company—B. Business Overview—Government regulations—PRC Regulations—Regulation Relating to Private Education—The Law for Promoting Private Education and Its Implementing Rules.” We, as an online education service provider, are different from traditional offline education service providers, and prior to the publication of the amended Private Education Law in November 2016, in practice, limited liability companies engaging in educational consulting services, tutoring services and similar types of training activities that operate without private school operating permits were generally considered not regulated by the pre-amended Private Education Law. It remains unclear in practice as to whether and how an online education service provider needs to comply with the operating permit requirement under the amended Private Education Law.

On August 10, 2018, the Ministry of Justice (the “MOJ “) published the draft submitted for approval for the amendment to the Regulations on the Implementation of the Private Education Promotion Law of the PRC (the “MOJ Draft for Approval”), for public comments. The MOJ Draft for Approval stipulates that the establishment of private training and educational organizations enrolling students of kindergarten, primary school, middle and high school age and implementing activities relating to cultural and educational courses at school, or examination-related and further education-related tutoring and other cultural and educational activities, would be subject to the review and approval of the administrative departments for education of the governments at or above the county level in accordance with the Article 12 of the Private Education Promotion Law of the PRC. The establishment of private training and educational organizations that implement activities aiming at quality promotion, personality development in the areas of linguistic competence, arts, physical activities, technology, and activities targeting at cultural education for adults and non-degree continuing education, can apply to register as the legal person directly. However, such private training and/or educational organization must not carry out the cultural and educational activities mentioned above, which requires the review and approval of the administrative departments for education. Further, such private training and/or educational organizations which provide online training and/or educational services through internet technology are required to obtain corresponding internet operation permits. Pursuant to the MOJ Draft for Approval, a private training and educational organization like us would not be required to apply for a school operating permit. However, it is unclear what the corresponding internet operation permits refer to. As of the date of this annual report, the MOJ Draft for Approval was still pending for final approval and was not in effect, It remains uncertain when and how the MOJ Draft for Approval would come into effect, and how local government would promulgate and implement rules related to the filing or licensing requirement applicable to online education service providers.

In addition, the differences between “training services” and “educational consulting services” were unclear under PRC law with no laws specifically providing that the scope of “educational consulting services” is not broad enough to cover “after-school training services” until August 22, 2018 when the State Council issued the Opinion on the  Supervising After-school Tutoring Institutions, or the State Council Circular 80, which explicitly provides that after-school training institutions shall not provide training services to primary and secondary students in the form of consulting. We operate our online education services in China primarily through Dasheng Zhixing whose permitted scope of business as set forth in its business license includes educational consulting, but does not explicitly cover the provision of training services to primary and secondary students. While it remains unclear whether the State Council Circular 80 would be applied equally to both offline and online education services, due to the prohibition under the State Council Circular 80 on the provision of training services to primary and secondary students in the form of consulting, we cannot assure you that government authorities would not take a view that Dasheng Zhixing is operating beyond its permitted scope of business, in which case we may be subject to fines or confiscation of the gains derived from the non-compliant operations and may be required to cease the non-compliant operations.

The MOE, jointly with other certain PRC government authorities, promulgated the Implementation Opinions on Regulating Online After-School Training, or the Online After-School Training Opinions, which became effective on July 12, 2019. The Online After-School Training Opinions are intended to regulate academic after-school training involving internet technology provided to students in primary and secondary schools. Among other things, the Online After-School Training Opinions require that online after-school training institutions shall file with the competent provincial education regulatory authorities before October 31, 2019 and that such education regulatory authorities shall, jointly with other provincial government authorities, review such filings and the qualifications of the online after-school training institutions submitting such filings. The Online After-School Training Opinions also impose a series of new regulatory requirements, including (i) each class shall not last longer than 40 minutes and shall be taken at intervals of not less than 10 minutes; (ii) live streaming classes provided to students receiving compulsory education shall not end later than 9:00 p.m.; (iii) where fees are charged based on the number of classes, fees are not allowed to be collected in a lump sum for more than 60 class-hours, and where fees are charged based on the length of the course, the fees shall not be collected for a course length of more than three months; and (iv) instructors are required to obtain the necessary teacher qualification licenses. According to the Online After-School Training Opinions, provincial education regulatory authorities shall promulgate local implementing rules regarding the above-mentioned filing requirements.

Moreover, the MOE, jointly with certain other PRC government authorities, issued the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Internet Applications on August 10, 2019, or the Opinions on Educational Applications, which requires, among others, mobile apps that offer services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios, be filed with the competent provincial regulatory authorities for education before the end of 2019. The MOE expects to further promulgate implementation rules with respect to such filing requirements.

We are making efforts to comply with the Online After-School Training Opinions by, for example, making changes to our class schedule and tuition collection method and notifying our instructors of the requirement to obtain the necessary teacher qualification licenses. But still, certain aspects of our online class business may be deemed to be not in full compliance with the Online After-School Training Opinions. As of the date of this annual report, we have not received any written notice of warning from, or been subject to penalties imposed by, the relevant government authorities for alleged failure by us to comply with the Online After-School Training Opinions. We have prepared and submitted the filing materials as required under the Online After-School Training Opinions and the Opinions on Educational Applications. As the Online After-School Training Opinions and the Opinions on Educational Applications were newly promulgated, we cannot assure you that we will complete such filing and comply with other regulatory requirements under the Online After- School Training Opinions, the Opinions on Educational Applications and their related local rules in a timely manner, or at all. If we fail to promptly complete such filing and comply with other applicable regulatory requirements, we may be subject to orders to transform our operations toward compliance, fines, or other regulatory orders to suspend our operations or other regulatory and disciplinary sanctions.

In addition, it is uncertain whether and how the PRC government would promulgate additional laws and regulations regarding the online private education industry, and there is no assurance that we can comply with any such newly promulgated laws and regulations in a timely manner. Failure to regain compliance may materially and adversely affect our business, financial condition and results of operations.

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

On November 20, 2018, the General Office of the MOE, the General Office of the State Administration for Market Regulation of the PRC and the General Office of the Ministry of Emergency Management of the PRC  jointly issued the Notice on Improving the Specific Governance and Rectification Mechanisms of After-school Education Institutions (“Circular 10”), which provides that the online after-school education institutions shall file the information of their courses, such as names, contents, target students, syllabi and schedules with the provincial education departments and shall publish the name, photo, class schedule and certificate number of the teacher qualification of each teacher on their websites.

On July 12, 2019, the MOE, jointly with other certain PRC government authorities, promulgated the Implementation Opinions on Regulating Online After-School Training, or the Online After-School Training Opinions. The Online After-School Training Opinions are intended to regulate academic after-school training involving internet technology provided to students in primary and secondary schools. Among other things, the Online After-School Training Opinions requires that online after-school training institutions shall file with the competent provincial education regulatory authorities and such education regulatory authorities shall, jointly with other provincial government authorities, review such filings and the qualification of the online after-school training institutions submitting such filings.

We cannot determine whether any further interpretations, new regulations or policies, will require online training institutions to take the same self-inspection and rectification procedures required in the Circular 3, or to file or publish required information pursuant to Circular 10, or what additional expenses may arise as a result of the implementation of such directions. For detail, see “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC Regulations—Regulations Relating to After-School Tutoring”.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where they operate their businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Dasheng Zhixing, our PRC operating entity and Dasheng Online, our PRC subsidiary, have not made adequate employee benefit payments and we have recorded accruals for estimated underpaid amounts of RMB50.7 million, RMB29.6 million, and RMB16.1 million (US$2.3 million) as of December 31, 2017, 2018 and 2019, respectively, in our financial statements. Our failure in making contributions to various employee benefit plans and in complying with applicable PRC labor-related laws may subject us to late payment penalties. We may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

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

The operation of our PRC consolidated VIEs may be deemed by relevant PRC government authority to be beyond its authorized business scope. If the relevant PRC government authorities take actions against any of our PRC consolidated VIEs, our business and operations could be materially and adversely affected.

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

We operate an online platform that provides online tutoring programs to students through the internet, and all of our PRC subsidiaries and our PRC consolidated VIEs are registered with Beijing AIC as commercial enterprises. On December 29, 2017, the People’s Government of Shanghai promulgated the Administration Measures of Shanghai Municipality on the Commercial Private Training Institutions, pursuant to which establishment of commercial private schools for cultural education or vocational skills training are required to obtain a private school operating permit, while the administration measures applicable to the institutions offering training service only via internet shall be formulated separately. On January 2, 2018, Beijing Municipal Education Commission promulgated Several Opinions on Strengthening the Administration of Private Non-degree Education Institutions in Beijing, where Dasheng Zhixing and Dasheng Helloworld are incorporated, providing that private training institutions carrying out non-academic qualifications education without obtaining required school operating permit shall be handled in accordance with the Private Education Law. The local government of Wuhan, where Houdezaiwu Online is incorporated, promulgated the Interim Measures of Wuhan for the Administration Private Training Institutions on February 6, 2018, which stipulates that the approval from the comprehensive administrative authority shall be obtained before the establishment of the private training institutions for cultural and educational training. Furthermore, the MOE, jointly with other certain PRC government authorities, promulgated the Implementation Opinions on Regulating Online After-School Training, or the Online After-School Training Opinions, which became effective on July 12, 2019. It requires online after-school institutions to complete filing. As of December 31, 2019, education regulatory authorities in 13 provinces including Shanghai, Beijing and Guangdong jointly with other authorities promulgated plans or detailed rules of regulating online after-school training institutions or exposure draft of implementation rules of online training institutions to further implement the supervision of online after-school training. As of the date of this annual report, we have completed the filing required and have not received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities regarding the conducting of our business beyond authorized business scope or without any approvals and permits. However, we cannot assure you that we will not be subject to any penalties in the future. If the relevant PRC government authorities discover or determine that any of our PRC consolidated VIEs operates beyond its authorized business scope, our PRC consolidated VIEs may be ordered to complete the registration for change of business scope within a given period, failing which any of our PRC consolidated VIEs is subject to a one-time fine of RMB10,000 to RMB100,000, or may be ordered to cease its operation if the relevant authorities determine that any of our PRC consolidated VIEs is operating without any approval or permit required. If we fail to obtain a private school operating permit or to complete the filing required after the local rules or guidelines on registration of pure online commercial training institutions have been promulgated in provinces or cities where our PRC Entities is incorporated, we may be prohibited from continuing operating our current business until we obtain the required permit.

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

The internet industry in China is highly regulated by the PRC government. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC Regulations.” We are required to obtain and maintain various licenses and permits and fulfill registration and filing requirements in order to conduct and operate our business currently carried out, and we may be required to obtained additional licenses or permits for our operations as the interpretation and implementation of current PRC laws and regulations are still evolving, and new laws and regulations may also be promulgated. We currently, through our PRC variable interest entity, Dasheng Zhixing, hold an ICP license for our four websites, which is valid through August 19, 2021 and is subject to annual review. We, however, may be required to obtain additional licenses or expand the authorized business scope covered under the licenses it currently holds. For example, the contents we use on our websites or mobile apps, including the course materials and video-audio contents we licensed from third parties, may be deemed “Internet cultural products”, and our use of those contents may be regarded as “Internet cultural activities”, thus we may be required to obtain an Internet Culture Business Operating License for provision of those contents through our online platform as currently there is no further official or publicly-available interpretation of those definitions. We currently hold an Internet Culture Business Operating License that is valid until April 21, 2022 and such license allows us to operate animation products through the internet. We may be required to expand the scope of our license if the authorities take the view that the contents on our websites constitute other categories of “internet cultural products.” We currently hold a Publication Business Operating License that is valid until April 30, 2022 and such license allows us to sell books, newspapers, periodicals, audio-video products, and electronic publications, both offline and online.  In addition, our providing content through our online platform may be regarded as “online publishing” and may thus subject us to the requirement of obtaining an Online Publishing License. If we fail to obtain or maintain any of the required licenses or approvals, its continued business operations in the Internet industry may subject it to various penalties, such as confiscation of illegal revenues, fines and the discontinuation or restriction of its operations. Any such disruption in the business operations of our affiliated entities will materially and adversely affect our business, financial condition and results of operations.

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

China’s economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over the PRC economy through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

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

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it faced new challenges. The growth rate of the Chinese economy has gradually slowed since 2010 and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asia countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the PRC economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

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

We cannot assure you that all of our shareholders or beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by all relevant foreign exchange regulations. Mr. Jack Jiajia Huang and Ms. Ting Shu, who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents have completed the initial foreign exchange registrations, amended their registrations to reflect our corporate restructuring in November 2014. In addition, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make such registrations, and we may not be able to compel them to comply with all relevant foreign exchange regulations. The failure or inability of such individuals to comply with the registration procedures set forth in these regulations may subject us to fines or legal sanctions, restrictions on our cross-border investment activities or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

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

We do not believe that COE meets all of the conditions above. Thus, we do not believe that COE is a PRC resident enterprise, though a substantial majority of the members of our management team as well as the management team of our offshore holding company are located in China. However, if the PRC tax authorities determine that COE is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations.

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

There is little practical experience regarding the application of SAT Bulletin 7 because it was issued in February 2015. However, the PRC tax authorities have already looked through some intermediary holding companies, and consequently the non-PRC resident investors were deemed to have transferred the equity interests in PRC subsidiaries and PRC corporate taxes were assessed accordingly. It is possible that we or our non-PRC resident investors may become at risk of being taxed under SAT Bulletin 7 and may be required to expend valuable resources to comply with SAT Bulletin 7 or to establish that we or our non-PRC resident investors should not be taxed under SAT Bulletin 7, which may have an adverse effect on our financial condition and results of operations or such non-PRC resident investors’ investment in us.

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

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. We cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Any significant appreciation or depreciation of Renminbi may have a material and adverse effect on the value of, and any dividends payable on, our ADSs in U.S. dollars and your investment. For example, to the extent that we need to convert U.S. dollars into Renminbi for capital expenditures and working capital and other business purpose, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the RMB relative to U.S. dollars would affect the U.S. dollar equivalent of our earnings, regardless of any underlying change in our business or results of operations.

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

The trading prices of our ADSs have fluctuated since we first listed our ADSs. In 2019, the trading price of our ADSs has ranged from US$3.68 to US$10.71 per ADS. The market price and trading volume for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including, but not limited to, the following:

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

•                  any share repurchase program;

•                  outbreaks of health epidemics, natural disasters, and other extraordinary events; and

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

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our ADSs and could diminish our cash reserves.

On September 9, 2019, our board of directors authorized a share repurchase program, pursuant to which we were authorized to repurchase our own Class A ordinary shares, in the form of ADSs, with an aggregate value of up to US$2.0 million during a six-month period between October 1, 2019 and March 31, 2020. As of December 31, 2019, we had repurchased an aggregate of 120,448 ADSs for US$852.4 thousand on the open market under this program, at an average price of US$7.08 per ADS. Our share repurchase program could affect the price of our stock and increase volatility and may be suspended or terminated at any time.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share, with Class A and Class B ordinary shares voting together as one class on all matters subject to a shareholders’ vote. As of February 29, 2020, our Class B ordinary shares represent 56.2% of our total outstanding ordinary shares on an as-converted basis and entitle their holders to 92.8% of our total voting power.

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

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). Although the law in this regard is not clear, we treat our consolidated VIEs as being owned by us for U.S. federal income tax purposes because we exercise effective control over the consolidated VIEs and are entitled to substantially all of their economic benefits. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. Assuming that we are the owner of our consolidated VIEs for U.S. federal income tax purposes, and based upon our income and assets (taking into account goodwill and other unbooked intangibles) and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2019 and do not anticipate becoming a PFIC in the foreseeable future.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands (2020 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

In October 2014, we undertook an internal reorganization, pursuant to which we established two new subsidiaries, namely 51Talk English International Limited, or COE HK Co II, in Hong Kong and China Online Innovations Inc., or Philippines Co II, in the Philippines. Since the reorganization, foreign teachers delivering paid lessons on our platform no longer entered into service agreements with Philippines Co I, but rather entered into service agreements with COE HK Co II. Furthermore, we transferred the bulk of our Philippine business operations from Philippines Co I to Philippines Co II, and we began to enter into employment agreements with new full-time employees in the Philippines via Philippines Co II. In January 2016, we established a new subsidiary in the Philippines, On Demand English Innovations Inc., or Philippines Co III. In April 2016, we transferred all business operations and most of the assets of Philippines Co I to Philippines Co III. After these internal reorganizations, Philippines Co III conducts our business operations relating to the free trial lessons delivered by our free trial teachers, Philippines and Philippines Co II conducts the remainder of our business operations in the Philippines, including teacher sourcing, teacher recommendation, teacher training, teacher quality control, course content development and free trial lessons offered by our free trial teachers.

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

In December 2016, we incorporated Shanghai Zhishi Education Training Co., Ltd., or Zhishi Training, as a wholly-owned subsidiary of Dasheng Zhixing to conduct our business operations in Shanghai. In January 2017, Wuhan Houdezaiwu Online Technology Co., Ltd., or Houdezaiwu Online, was incorporated as a wholly-owned subsidiary of Dasheng Zhixing to conduct our business operations in Wuhan. In October 2017, Tianjin Dasheng Zhixing Technology Co., Ltd., was incorporated as a wholly-owned subsidiary of Dasheng Zhixing to conduct our business operations in Tianjin, which was subsequently dissolved in October 2019.

In July 2018, we incorporated Helloworld Online Education Group, or Helloworld Online Cayman, under the laws of the Cayman Islands as a wholly owned subsidiary of COE. In August 2018, Helloworld Online Education Group (HK) Limited, was incorporated in Hong Kong as a wholly owned subsidiary of Helloworld Online Cayman. Beijing Helloworld Online Technology Co., Ltd., was set up in September 2018 as a wholly owned subsidiary of Helloworld Online Education Group (HK) Limited in the PRC. Beijing Dasheng Helloworld Technology Co., Ltd. was set up in July 2018 as an operating entity of the business of small class lessons. Through a series of contractual arrangements, we obtained control over Beijing Dasheng Helloworld Technology Co., Ltd., and treat it as a consolidated VIE.

In July 2019, we incorporated Shenzhen Dasheng Zhiyun Technology Co., Ltd., a PRC domestic company, to conduct our business operations in Shenzhen, which has become our consolidated VIE through a series of contractual arrangements.

In September 2019, we announced a US$2.0 million share repurchase program and repurchased an aggregate of 120,448 ADSs at an average purchase price of US$ 7.08, including repurchase commissions, under this program during the fourth quarter in 2019.

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

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website https://51talk.investorroom.com. The information contained on our website is not a part of this annual report.

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

Our proprietary online and mobile education platforms, particularly our Air Class platform, are critical to students’ learning experience. The Air Class platform integrates a number of features that allows us to closely simulate, and in some ways surpass, a traditional classroom experience. Our 51Talk mobile app, which serves as an integral part of our students’ overall learning experience, allows students to book and manage lessons, access pre-lesson preparation and review materials, and take lessons at locations of their choice. Approximately 97.2% of our active students utilized our mobile app in the three months ended December 31, 2019.

Our gross billings increased from RMB1,426.9 million in 2017 to RMB1,703.0 million in 2018, and further to RMB2,080.6 million (US$298.9 million) in 2019. We define gross billings for a specific period as the total amount of cash received for the sale of course packages and services in such period, net of the total amount of refunds in such period. We have experienced significant growth in net revenues, which increased from RMB848.0 million in 2017 to RMB1,145.5 million in 2018, and to RMB1,478.5 million (US$212.4 million) in 2019. Our net loss decreased from RMB580.8 million in 2017 to RMB416.7 million in 2018, and further to RMB104.4 million (US$15.0 million) in 2019.

In particular, we have experienced significant growth in the K-12 online English education market, which has since become our main focus. We have implemented a series of targeted initiatives to better engage K-12 students and their parents. In 2015, we released our Classic English Junior course which is customized to the learning objectives and patterns of K-12 students. In March 2016, we launched our 51Talk New Concept English course, which is a test preparation course tailored for K-12 students, and in May 2016, we introduced American Academy course package with teachers from North America mainly catering to children five to twelve years old. In June 2017, we launched our small class program for K-12 students, which offers students a motivating learning environment with fixed classmates and fixed teachers.  As a result our initiatives and efforts, K-12 students’ contribution to our overall gross billings reached 94.1% in the last quarter of 2019, compared to 89.1% in the last quarter of 2018.

The following table sets forth our key operating data for the periods indicated:

	For the Year Ended December 31
	2017	2018	2019
Summary of Operating Data
Gross billings (1) (in RMB millions)	1,426.9	1,703.0	2,080.6
Gross billings contributed by K-12 students (in RMB millions)	1,064.4	1,466.6	1,949.3
Active students (2) (in thousands)	249.7	310.0	351.0
Paying students (3) (in thousands)	172.5	169.6	172.0
Average spending per paying student (in RMB thousands)	8.2	10.1	11.4

Notes:

(1)         “Gross billings” for a specific period refer to the total amount of cash received for the sale of course packages and services in such period, net of the total amount of refunds in such period.

(2)         An “active student” for a specified period refers to a student who booked at least one paid lesson, excluding those students who only attended paid live broadcasting lessons or trial lessons. A lesson is considered “booked” when it is taken or when the student to such lesson is confirmed absent.

(3)         A “paying student” for a specified period refers to a student that purchased a course package during the period, excluding those students who only paid for live broadcasting lessons or trial lessons, and the total number of “paying students” for a specified period refers to the total number of paying students for such period minus the total number of students that obtained refunds during such period.

Learning Process

Our holistic learning process consists of four aspects: live lessons, effective practice, assessment and mentoring.

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

Once a student is enrolled, he or she first picks the courses based on our recommendation. For one-on-one class, each student can select the timing for each lesson according to his or her individual preferences and scheduling needs. For our small class program, at the time of enrollment, students will select a class with a fixed weekly schedule consisting of two foreign-teacher lessons and one Chinese-teacher lesson. Once a lesson is scheduled, the student has access to pre-lesson study materials. After each lesson, the student is encouraged to assess their learning outcome by taking the post-lesson quizzes.

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

In order to give students a consistent and seamless learning experience from different teachers, after each lesson teachers record in memos the strengths of the students, summaries of knowledge points and areas that need improvement and other information that would be helpful to teachers of future lessons. These memos allow subsequent teachers to be briefed on the student’s learning background and to continue to provide the student an adaptive and effective learning experience. Furthermore, these memos are also made available to students as a study tool.

In the third quarter of 2015, we began offering one-on-one lessons with global teachers, which we define as the non-Filipino foreign teachers, to complement our pool of Filipino teachers.

In the second quarter of 2016, we launched the American Academy program, which includes North American teachers and mainly caters to children from five to twelve years old. The one-on-one lessons with global teachers, including those under the American Academy program, are offered at prices higher than the price of one-on-one lessons with Filipino teachers.

Small class lessons

In June 2017, we launched our small class program to give students more options that cater to their needs to learn with peers, with fixed schedule, fixed classmates and fixed teachers.

Students opting in for small class lessons will choose a class with a fixed teacher designated for the class and a fixed weekly schedule for a period of approximately two weeks to three months. Students will take three lessons in each week. Each lesson comprises two 25-minute sessions. Two of the lessons are taught by a foreign teacher and the other one by a Chinese teacher. Each small class taught by a foreign teacher is composed of up to six students, while the small class taught by the Chinese teacher is composed of up to twelve students. The small class lesson format encourages students to interact with the teachers and classmates and engage students in the in-class environment through learning with the same groups of classmates and teachers every time.

Our small class lessons are taught by both Filipino teacher and global teacher options, with the latter offered at a higher price.

Other Live Broadcasting lessons

We also offer live broadcasting lessons taught by Chinese or foreign teachers to meet various needs of students and to reach a more diversified student base. The lessons cover interest-based topics. Live broadcasting lessons are 25 minutes to 50 minutes in length. Each live broadcasting lessons could hold up to 3,000 students.

In 2019, 30.9 million paid lessons were delivered to our students, including one-on-one, small class and other live broadcasting lessons, compared with 23.3 million paid lessons delivered in 2018. In the last three months of 2019, a total of 8.2 million paid lessons were delivered to our students. When calculating the number of paid lessons delivered, we refer to the number of lessons that teachers delivered to our students, instead of the number of lessons that our students booked, to avoid repetitive counting of paid lessons when multiple students took the same class.

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

Mentoring

We maintain a pool of Chinese teachers for our K-12 students. Our Chinese teachers host weekly preview and review lessons as part of the small class program. We have established stringent selection criteria and make hiring decisions based on English proficiency, academic qualifications and teaching experience. We had 202 (including 19 full-time employees and 183 outsourced personnel) Chinese teachers as of December 31, 2019.

Foreign Teachers

Our teaching staff is critical to the quality of our programs and to promoting our brand and reputation. We have assembled a large pool of teachers in the Philippines as well as in the rest of the world. Our teachers deliver paid lessons based on their individual availability, at appropriate locations of their choice, and are paid according to the number of lessons they teach. Teachers who deliver paid lessons are generally engaged by us as independent contractors. We enter into service agreements with our teachers for an initial term of one year which automatically renews at the end of each term. We monitor the aggregate number of hours our teachers teach each day and the rate at which our students take lessons in order to provide both an optimal number of teachers for our large and growing student base and sufficient teaching opportunities for our teachers. As of December 31, 2017, 2018 and 2019, we had approximately 15.0 thousand, 21.0 thousand and 23.2 thousand available teachers qualified to deliver lessons on our platform, respectively.

Teacher engagement

Our teachers from the Philippines have high English proficiency through education and training, and many of them have had extensive exposure to English-speaking work environments and experience in service industries, such as in call centers for Western multi-national enterprises. The individual skill sets and backgrounds of prospective teachers, combined with our rigorous selection and training program, have enabled us to build a team of passionate and patient teachers who are highly qualified to assist students in meeting their learning objectives. The majority of our teachers are university graduates in the Philippines, including many from reputable universities, medical and nursing schools, as well as experienced teachers. For our American Academy program, we mainly engage teachers from North America with primary school and kindergarten teaching experience. We also engage qualified Chinese tutors and foreign teachers to establish a diversified and comprehensive teacher base to accommodate the different preferences of our students.

We attract applicants through various online social media platforms and career websites and regularly participate in job fairs in the Philippines. We have established official partnerships with leading universities in the Philippines, through which we promote our job offerings to and accept applications from their students. We also reach out to prospective foreign teachers and Chinese teachers through major job posting portals. Our teachers are attracted to our platform as it grants them the flexibility of scheduling and location, allows them to utilize their English skills to receive competitive service fees, and gives them the opportunity to interact with students. In addition, we have a strong brand presence in the Philippines and a significant percentage of our teachers are referred to us from our existing teachers, which drives cost efficiency of our teacher engagement. Teachers engaged through internal referrals have historically demonstrated higher instructional quality and retention rates.

To ensure the quality of our teachers, we seek teachers capable of, and preferably experienced in, delivering effective instruction. Given the interactive nature of our live lessons, we seek to engage teachers who have a strong command of the English language and good communication skills. Prospective candidates must go through a resume screening, phone interview screening, pre-service orientation, new teacher training and demonstration in order to be qualified to deliver live lessons to our students. We qualified approximately 2.2%, 4.5%, and 6.8% of the total applicants in the Philippines in 2017, 2018, and 2019 respectively.

Teacher training and development

Through the ongoing enhancement and refinement of our teaching methods and teacher training, our teachers are able to develop the skills necessary to more effectively communicate key learning points from our proprietary curriculum to our students. We believe that empowering our teachers with these skills is essential to maintaining our leading position as online and mobile education platforms and improving student experience and ensuring that our students receive quality education.

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

Course Offerings

In addition to building general proficiency in listening, speaking, reading and writing skills, our proprietary course materials have a special emphasis on developing English communication skills. Each of our courses for one-on-one lessons is broken down into 25-minute sessions, and for small class lessons into two 25-minute sessions, both highly interactive and with clear learning objectives. The materials for our courses are designed for teaching settings that are conducted in live audio-visual lesson format and delivered by foreign teachers.

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

Other K-12 Courses

We continue to expand our K-12 student course offerings. In March 2016, we launched a new course, 51Talk New Concept English, which is an advanced course tailored for K-12 students. In May 2016, we introduced a new course package, American Academy, which mainly includes North American teachers with primary school and kindergarten teaching experience and caters to children five to twelve years old. The American Academy curriculum and course materials are developed under the guidelines of the Common Core State Standards, and are split across eight levels.

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

Course Content Development

Team

We have dedicated course content development teams based in Beijing and Manila, employing a total of 107 professionals as of December 31, 2019. Our content development team members focus exclusively on developing, updating and improving our curriculum and course materials. We leverage the familiarity of our professionals in Beijing with the learning patterns of Chinese students, as well as the high English proficiency of our professionals in the Philippines to produce customized and high quality course material for our students.

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

Online Education Platform

Proprietary Air Class platform

We developed our proprietary Air Class platform, which includes innovative features that closely simulate, and in some ways surpass, a traditional classroom learning experience, such as the interactive white board that allows teachers to highlight in real-time specific text phrases or important points to students. Our Air Class platform integrates high quality video and audio streaming features to create an interactive learning experience for our students. Each aspect of our holistic learning solution is available through our Air Class platform. The Air Class platform is available online and through our mobile app.

Mobile app

Our mobile platform is an integral part of our students’ overall learning experience. Through our mobile app, we enhance the learning experiences of our students with better flexibility and higher frequency of engagement. It allows students to book and manage lessons, access pre-lesson preparation and review materials and take lessons over their mobile devices. It also supports live lessons with features specifically designed for mobile devices. We continually upgrade and optimize our mobile app to improve our student experience. Approximately 97.2% of our active students accessed our mobile platform at least once during the three months ended December 31, 2019. We offer our mobile app on both iOS and Android.

Students

In 2017, 2018 and 2019, we had 249.7 thousand, 310.0 thousand and 351.0 thousand active students, respectively. An “active student” for a specified period refers to a student who booked at least one paid lesson, excluding those students who only attended paid live broadcasting lessons or trial lessons. A lesson is considered “booked” when it is taken or when the student to such lesson is confirmed absent.

Profile

In the fourth quarter of 2019, 89.8% of our active students were K-12 students, compared to 83.7% in the fourth quarter of 2018, and 10.2% were adults. The percentage of K-12 students has risen in the past year as we continued to expand our targeted marketing efforts following the launch of the flagship Classic English Junior course, 51Talk New Concept English course, American Academy program and Small Class program to cater to K-12 English education needs, and to optimize execution on our strategically focused K-12 one-on-one mass market program.

In the fourth quarter of 2019, 32.4% of our active students resided in tier-one cities in China. We plan to increase penetration in our existing geographic markets in China and further expand into new ones with great growth potential.

Student Services

We employ a service-oriented approach and devote significant resources to developing course-related support and services for our students.

Our technology support personnel are available during lesson hours to monitor and provide real-time support services to students encountering technical difficulties.

In addition to the student services described above, our general student service representatives counsel potential and existing students on our courses, assist in course-package purchases, handle student complaints and provide other support services. They are available online and by phone between 9:00 a.m. and 10:00 p.m., seven days a week. Our dedicated general student service team had 118 individuals (including 11 full-time employees and 107 outsourced personnel) as of December 31, 2019. We engage student service personnel from candidates with good communication skills and student service ethics and provide on-the-job training for our new staffs. We conduct ongoing evaluations of our student service staff and provide periodic training to improve their skills.

Sales and Marketing

We market our platform through a combination of online and offline channels, and we also generate sales leads through referrals and by offering corporate packages to businesses. Our tele-marketing teams follow up on sales leads by providing additional information and support and trying to convince prospective students to enroll in our free trial lessons. Our course consultants then follow up with prospective students who have taken our free trial lessons and promote course packages most suited to each student’s background, proficiency and learning objectives. In addition, we engage in various branding activities to promote brand awareness among prospective students.

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

Referrals

We have historically generated a significant percentage of our sales leads through word-of-mouth referrals by our students and parents. New enrollments through word-of-mouth referrals has benefited from the rapid growth in our student base, as well as our reputation, brand and the proven learning results of our students. We integrated social network functionalities into our mobile app and utilize social network platforms such as WeChat to encourage students to share their learning experience with their friends. For the fourth quarter of 2019, the K-12 referral rate was 60.2%. We define the referral rate of K-12 students for a certain period as the percentage of new paying K-12 students in such period who indicated to us that they were referred by other people to our platform.

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

In addition, since March 2016, we began to work with public schools in China to offer free online group lessons taught by foreign teachers to their students. We currently utilize this channel mainly to acquire students for our small class program. As of December 31, 2019, students from over 4,823 public schools had attended the free group lessons. Students may pay nominal fees to obtain certain privileges in class, such as priority to interact with teachers. We also introduced our free WuYouKeTang (无忧课堂) app on iOS and Android in September 2016 for students attending such lessons. We had approximately 2.3 million cumulative activations as of December 31, 2019, as well as approximately 76 thousand monthly active users for the month of December 2019 for WuYouKeTang. A monthly active student of WuYouKeTang for a specific month refers to a WuYouKeTang user who launched the WuYouKeTang mobile app at least once during such month. Cumulative activations of our WuYouKeTang mobile app as of a given date refers to the total number of students who registered as our users since March 2016.

Sales Process

The sales leads generated by our various marketing channels are initially handled by our tele-marketing teams. The primary function of our tele-marketing personnel is to encourage prospective students who have registered their information on our online and mobile platforms to sign-up for free trial lessons and to assist with the sign-up process.

We offer free trial lessons to prospective one-on-one lesson program students. In addition to giving prospective students a preview of our interactive learning experience, we also use free trial lessons to assess the English proficiency of prospective students. A majority of our free trial lessons are delivered by our free trial teachers, who are our full-time employees. We have a highly selective process for free trial teachers. Free trial teachers must also participate in regular training programs. A significant portion of the training programs for free trial teachers concerns salesmanship and client communication.

Once prospective students have completed their trial lessons, our dedicated course consultants will offer feedback on the results of their English proficiency assessment, as well as introduce our holistic learning solution to prospective students. Based on this assessment and the data we had gathered from the student questionnaires, our course consultants recommend an appropriate starting level and provide advice as to the most appropriate course package and study plan for each prospective student. As of December 31, 2019, we had a total of 1,662 (including 67 full-time employees and 1,595 outsourced personnel) dedicated course consultants.

After a student has purchased a course package, the student is assigned to an account manager who provides personalized and ongoing support services. Our account managers track the English proficiency progress as well as the lesson booking and participation status of each student. Our account managers also assist students with future lesson bookings and course selection to increase their activity level on our platform and regularly communicate with our students to solicit their feedback on our education program, such as teaching quality and learning experience. As of December 31, 2019, we had a total of 870 (including 40 full-time employees and 830 outsourced personnel) account managers. Our account manager team plays a critical role in increasing the course package upgrades and renewals among our students.

For our small class program launched in June 2017, students generally start with short-duration trial lessons with a nominal fee. The short-duration trial lessons are two-week long, with a similar format and setting to the regular small class lessons. Each week, students will receive two lessons taught by a foreign teacher and one lesson taught by a Chinese teacher. After completion of the short-duration trial lessons, students are converted into regular small class program ranging from approximately two months to one year.

Students who took free or paid short-duration trial lessons, or who were users of our WuYouKeTang mobile app but who did not book any paid lesson, are not counted as “active students.”

Fees

We offer the following payment plans for our students:

Prepaid credit Packages. As of March 2020, we offer prepaid credit packages of 30 lesson credits to 90 lesson credits to K-12 students. Standard prepaid credit packages ranging from 30 lesson credits to 480 lesson credits to adult students, and prepaid credit family packages which include one K-12 prepaid credit package and one adult prepaid credit package. Each 25-minute one-on-one live lesson with Filipino teachers per student costs one lesson credit. Each 25-minute one-on-one live lesson with global teachers costs five lesson credits after February 14, 2019. The price of our standard prepaid credit packages varies based on the number of credits purchased and the validity periods. Students can book lessons at any time within the validity period. Since the second quarter of 2017, we introduced prepaid credit packages with minimum monthly consumption of 15 credits to help students build study habits. This type of packages is priced at a discount compared to the standard prepaid credit packages, and majority of our students choose the package with minimum monthly consumption. To offer our students more options and especially during promotional campaigns, we also offer different types of prepaid credit packages with various number of credits.

For our American Academy program, the prepaid credit packages include 25-minute one-on-one live lessons in combination with 25-minute group reading lessons with North American teachers. Such packages include 32 one-on-one lesson credits to 90 one-on-one lesson credits. The prepaid credit packages for our American Academy program are priced higher than our standard prepaid credit packages. Students can book one-on-one lessons at any time within the validity period.

Small class packages. We currently offer small class packages ranging from approximately two weeks to three months. Students opting in for small class lesson will choose a class with a fixed teacher designated for the class and a fixed weekly schedule. Each week, students will have three lessons in total, and each lesson comprises two 25-minute sessions. Two of the lessons are taught by a Filipino or a global teacher and the other one by a Chinese teacher.

We accept fee payments through major third party online payment channels in China, including Alipay, WeChat Pay, China Merchants Bank Aggregate Paying Platform, 99Bill.com and Union Pay, major credit cards and bank transfer. Since January 2018, we offer refunds for unused packages for K-12 students within 180 days after purchase. For adult students, we offer refunds for unused packages within 30 days after purchase.

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

Admission of investment activities in the PRC by foreign investors were principally governed by the Guiding Provisions and the FIE Catalog, which was promulgated and is amended from time to time by MOFCOM and the National Development and Reform Commission, or NDRC. According to the FIE Catalog amended on June 28, 2017, or the 2017 FIE Catalog, industries were divided into three categories: encouraged, restricted and prohibited. Restricted and prohibited industries were set forth in the negative list for access of foreign investments which subject to special administrative measures. On June 28, 2018, the Special Administrative Measures for Entrance of Foreign Investment (Negative List (2018 Version)), or the 2018 Negative List, was promulgated jointly by the MOFCOM and NDRC and became effective on July 28, 2018, replaced and partly abolished the 2017 FIE Catalog regulating the access of foreign investors to China. Pursuant to the Negative List, foreign investors should refrain from making investing in any of prohibited sectors specified in the Negative List, and foreign investors are required to obtain the permit for access to other sectors that are listed in the Negative List but not classified as “prohibited”. According to the Negative List, the percentage of foreign ownership of value-added telecommunications services cannot exceed 50% (except for e-commence). On June 30, 2019, the MOFOCOM and the NDRC jointly promulgated the Catalog of Industries Encouraging Foreign Investment (2019 Version), or the 2019 Encouraged Catalog, which became effective on July 30, 2019 and replaced the previous list of the industries where foreign investment is encouraged under the 2017 Catalog, and the Special Administrative Measures for Access of Foreign Investment (Negative List) (2019 Version), or the 2019 Negative List, which became effective on July 30, 2019 and replaced the 2018 Negative List. Unless otherwise provided in PRC Laws, foreign investment in areas not listed on the 2019 Negative List is permitted and treated equally with domestic investment. Under such 2019 Negative List, pre-school education, senior high school education in grades 10 to 12, and higher education are in a restricted industry, meaning foreign educational organizations with relevant qualifications and experience and Chinese educational organizations are only allowed to operate pre-school education, senior high schools and higher education in cooperative ways by the form of a cooperative joint venture in the PRC. Foreign investment is banned from compulsory education, which means grades 1 to 9. Foreign investment is allowed in after-school tutoring services and training services which do not grant certificates or diplomas and non-academic vocational training institutions.

On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, which became effective on January 1, 2020 and replaced three laws regulating foreign investment in China, namely, the Wholly Foreign-Invested Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. The existing foreign-invested enterprises established prior to the effective of the Foreign Investment Law may keep their corporate forms within five years. The Regulations on Implementing the Foreign Investment Law of the PRC (Decree No. 723 of the State Council), adopted at the 74th executive meeting of the State Council on December 12, 2019 which came into effect on January 1, 2020, provides implementing measures and detailed rules to ensure the effective implementation of the Foreign Investment Law of the PRC. It replaced the Regulations on Implementing the Sino-Foreign Equity Joint Venture Enterprise Law, Provisional Regulations on the Duration of Sino-Foreign Equity Joint Venture Enterprise Law, the Regulations on Implementing the Wholly Foreign-Invested Enterprise Law, and the Regulations on Implementing the Sino-Foreign Cooperative Joint Venture Enterprise Law.

On December 30, 2019, the Ministry of Commerce and the State Administration of Market Regulation issued the Measures for the Reporting of Foreign Investment Information, which came into effect on January 1, 2020 and replaced the Interim Administrative Measures. Since January 1, 2020, for foreign investors carrying out investment activities directly or indirectly in China, the foreign investors or foreign-invested enterprises shall submit investment information to the commerce authorities pursuant to the abovementioned measures.

Pursuant to the Foreign Investment Law of the PRC,”foreign investors” means natural person, enterprise, or other organization of a foreign country, “foreign-invested enterprises” (FIEs) means any enterprise established under PRC law that is wholly or partially invested by foreign investors and “foreign investment” means any foreign investor’s direct or indirect investment in mainland China, including: (i) establishing FIEs in mainland China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (iii) investing in new projects in mainland China either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations, or State Council provisions. The Foreign Investment Law of the PRC does not explicitly stipulate the contractual arrangements as a form of foreign investment.

The Foreign Investment Law of the PRC is considered to grant national treatment to FIEs, except that FIEs are subject to certain restrictions or prohibitions if they propose to operate in certain industries prescribed on the 2019 Negative List. The Foreign Investment Law of PRC establishes the administration systems for foreign investment, which mainly consists of pre-establishment national treatment plus the Negative List, foreign investment information report system and security review system. The said systems, together with other administration measures stipulated under the Foreign Investment Law, constitute the frame of foreign investment administration. The pre-establishment national treatment refers to granting foreign investors and their investments, in the stage of investment access, the treatment no less favorable than that granted to domestic investors and their investments; the Negative List refers to special administrative measures for access of foreign investments in certain fields and the national treatment will be given to the foreign investments that do not fall within any of the categories set out in the Negative List.

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

On July 13, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Circular 2006, which requires that (i) foreign investors can only operate a telecommunications business in China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (ii) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the unlicensed operation of telecommunications business in China; (iii) value-added telecommunications services providers or their shareholders must directly own the domain names and registered trademarks they use in their daily operations; (iv) each value-added telecommunications services provider must have the necessary facilities for its approved business operations and maintain such facilities in the geographic regions covered by its license; and (v) all value-added telecommunications services providers should improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety. The provincial communications administration bureaus, as local authorities in charge of regulating telecommunications services, (i) are required to ensure that existing qualified value-added telecommunications service providers will conduct a self-assessment of their compliance with the MIIT Circular 2006 and submit status reports to the MIIT before November 1, 2006; and (ii) may revoke the value-added telecommunications business operation licenses of those that fail to comply with the above requirements or fail to rectify such non-compliance within specified time limits. Due to the lack of any additional interpretation from the regulatory authorities, it remains unclear what impact MIIT Circular 2006 will have on us or the other PRC internet companies with similar corporate and contractual structures. After the MOFCOM and NDRC amended the FIE Catalog in March 2015, MIIT also issued the Circular on Removing the Restrictions on Shareholding Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-commerce) Business on June 19, 2015, which amended the relevant provision in FITE Regulations by allowing foreign investors to own more than 50% of the equity interest in an operator of e-commerce business. However, foreign investors continue to be prohibited from holding more than 50% of the equity interest in a provider of other category of value-added telecommunications services except for e-commerce, domestic multi-party communications, store-and-forward and call center. The aforementioned restrictions remain applicable pursuant to the Negative List.

To comply with the above mentioned foreign ownership restrictions, we operate our online platform in China through our PRC consolidated VIEs. Dasheng Zhixing is owned by Jack Jiajia Huang and Ting Shu, each of whom is a PRC citizen, and is controlled by Dasheng Online, our PRC subsidiary, through a series of contractual arrangements. Dasheng Helloworld is owned by Jack Jiajia Huang, and is controlled by Helloworld Online, our PRC subsidiary, through a series of contractual arrangements. Dasheng Zhiyun is owned by Jack Jiajia Huang, Caijian Jia and Jing Chen, and is controlled by Dasheng Online, our PRC subsidiary, through a series of contractual arrangements. Our PRC consolidated VIEs are the holders of the domain names, trademarks and facilities necessary for daily operations of our online platforms in compliance with the MIIT Circular 2006. Based on our PRC legal counsel’s understanding of the current PRC law, rules and regulations, our corporate structure complies with all existing PRC laws and regulations. However, we were further advised by our PRC legal counsel that there are substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations and thus there is no assurance that Chinese governmental authorities would take a view consistent with the opinions of our PRC legal counsel.

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

The Law for Promoting Private Education and its Implementing Rules

On December 28, 2002, the NPC Standing Committee promulgated the Law for Promoting Private Education, or the Private Education Law and was last amended on December 29, 2018, the amendment of which also took effect on December 29, 2018. On March 5, 2004, the PRC State Council promulgated the Implementation Rules for the Law for Promoting Private Education, which became effective on April 1, 2004, or the PE Implementation Rules. On August 10, 2018, MOJ has published MOJ Draft for Approval, for public comments. The Private Education Law and the PE Implementation Rules provide rules for social organizations or individuals, other than state-owned entities, to establish schools or other educational organizations using non-government funds in PRC, such schools or educational organizations established using non-government funds are referred to as “private school.”

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

The MOJ Draft for Approval stipulates that the institutions that use internet technology to provide training and educational activities, vocational qualification and vocational skills training, or providing an internet technology service platform for the above activities, would need to obtain the corresponding internet operating permit and file with the administrative department for education or the department of human resources and social security at the provincial level where the institution is domiciled, and such institutions shall not provide educational and teaching activities which requires the private school operating permit. The internet technology service platform that provides the training and educational activities shall review and register the identity information of institutions or individuals applying for access to the platform. The MOJ Draft for Approval further stipulates that the establishment of private training and educational organizations enrolling students of kindergarten, primary school, middle and high school age and implementing activities relating to cultural and educational courses at school, or examination-related and further education- related tutoring and other cultural and educational activities, would be subject to the review and approval of the administrative departments for education of the governments at or above the county level in accordance with the Article 12 of the Private Education Promotion Law of the PRC. The establishment of private training and educational organizations that implement activities aiming at quality promotion, personality development in the areas of linguistic competence, arts, physical activities, technology, and activities targeting at cultural education for adults and non-degree continuing education, can apply to register as the legal person directly. However, such private training and/or educational organization must not carry out the cultural and educational activities mentioned above, which requires the review and approval of the administrative departments for education. In addition, the social organizations sponsoring group schools are prohibited from controlling any non-profit private schools by virtue of mergers and acquisitions, franchising or controlling contracts.

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

According to Online After-School Training Opinions, online after-school training institutions shall file with the competent provincial education regulatory authorities, see “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC regulations—Regulations Relating to After-School Tutoring”. Furthermore, specific administration measures regarding the institutions offering training service only via internet have been promulgated by the above-mentioned local government in Tianjin, Beijing and Shanghai as of this annual report.  On August 19, 2019 and October 8, 2019, separately, the Municipal Education Commissions of Tianjin and Beijing promulgated Rules of Tianjin Municipality for the Implementation of Online After-school Training Filing and Rules of Beijing Municipality for the Implementation of Online After-school Training Filing, providing specific administrative measures for institutions offering after-school training service only via internet to put on record. And on February 24, 2020, the Shanghai Municipal Education Commission issued the Rules of Shanghai Municipality for the Implementation of Online After-school Training Filing.

However, given that a pure online commercial training institution like us does not have any school premises, which are generally required in the process of applying for the private school operating permit pursuant to the currently effectively Private Education Law and its relevant implementation rules, we would not be able to obtain the private school operating permit had we applied for it. The MOJ Draft for Approval stimulates that a private school providing online education for academic qualifications by using Internet technology shall obtain the private school operating permit. However, as of the date of this annual report, the abovementioned MOJ Draft for Approval is still pending for final approval and is not in effect. Furthermore, after consulting with the local competent governmental authorities, we were advised that prior to any specific rules on online commercial private training, they will not grant private school operating permits to the institutions offering training service only via internet like us or request such institutions to hold such permits.

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

On August 22, 2018, the General Office of the State Council issued an Opinion on Supervising After-school Tutoring Institutions (“State Council Circular 80”) with a view to encourage primary and secondary school students’ training in interests, hobbies, innovation and practice ability, and to standardise the subject-matter of traditional disciplines (i.e., disciplines taught in schools, such as Chinese language, mathematics, foreign languages, geography, chemistry, biology, the “traditional disciplines”) such that the level and degree of content taught by after-school tutoring institutions for primary and secondary school students (“tutoring institution(s)”) in these traditional disciplines are aligned, and consistent, with the content being taught to the same students at school (e.g., to prohibit content of after-school tutoring beyond that student’s year level or what that student is being taught at school). The State Council Circular 80 is aimed at supervising after-school tutoring institutions providing primary and secondary school students’ after-school tutoring services.

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

On November 20, 2018, the General Office of the MOE, the General Office of the State Administration for Market Regulation of the PRC and the General Office of the Ministry of Emergency Management of the PRC  jointly issued theCircular 10, which provides that the online after-school education institutions shall file the information of their courses, such as names, contents, target students, syllabi and schedules with the provincial education departments and shall publish the name, photo, class schedule and certificate number of the teacher qualification of each teacher on their websites.

The MOE, jointly with other certain PRC government authorities, promulgated the Implementation Opinions on Regulating Online After-School Training, or the Online After-School Training Opinions, which became effective on July 12, 2019. The Online After-School Training Opinions are intended to regulate academic after-school training involving internet technology provided to students in primary and secondary schools. Among other things, the Online After-School Training Opinions requires that online after-school training institutions shall file with the competent provincial education regulatory authorities and such education regulatory authorities shall, jointly with other provincial government authorities, review such filings and the qualification of the online after-school training institutions submitting such filings.

With respect to the filing requirements, the Online After-School Training Opinions provides, among others: (i) an online after-school training institution shall file with the competent provincial education regulatory authorities at the place of its domicile after it has obtained the ICP License and the certificate and the grade evaluation report for the graded protection of cyber security, and furthermore, shall file before October 31, 2019 if it has already conducted online after-school training; (ii) the online after-school training institutions shall file, among others, (a) the materials related to the institution itself, including the information on their respective ICP License and other relevant licenses and the materials related to certain management systems regarding the protection of personal information and cyber security, (b) the materials related to the training content, and (c) the materials related to the training personnel; and (iii) the competent provincial education regulatory authorities shall promulgate local implementing rules about the filing requirements, focusing on the training institutions, training content and training personnel.

The Online After-School Training Opinions further provides that the competent provincial education regulatory authorities shall, jointly with other provincial government authorities, review such filings and the qualification of the online after-school training institutions submitting such filings before the end of December 2019, focusing on the following matters: (i) the training content shall not include online games or other content or links irrelevant with the training, and shall not be beyond the relevant national school syllabus. No illegal publications may be published, printed, reproduced or distributed, and no infringement or piracy activities may be conducted during the training. And the training content and data shall be stored for more than one year, among which, the live streaming teaching videos shall be stored for more than 6 months; (ii) each class shall not last longer than 40 minutes and shall be taken at intervals of not less than 10 minutes, and the training time shall not conflict with the teaching time of primary and secondary schools. Each live-streaming class provided to students receiving compulsory education shall not end later than 9:00 p.m., and shall not leave homework for primary school students in Grade 1 and Grade 2. The online after-school training platforms shall have eye protection and parental supervision functions; (iii) the online after-school training institutions shall not hire any teacher who is currently working at primary or secondary schools. Training personnel of academic subjects are required to obtain necessary teacher qualification licenses. The online after-school training institutions’ training platforms and course interfaces shall publicize the names, photos and teacher qualification licenses of training personnel, and the learning, working and teaching experiences of foreign training personnel; (iv) with the consent of students and their respective parents, online after-school training institutions shall verify the identification information of each student, and shall not illegally sell or provide such information to third parties. User behavior logs must be kept for more than one year; (v) the charge items and standard and refund policy shall be specifically publicized on the training platforms. The prepaid fees can only be used for education and training purpose, and shall not be used for other investment activities; where fees are charged based on the number of classes, fees are not allowed to be collected in a lump sum for more than 60 class-hours, and where fees are charged based on the length of the course, the fees shall not be collected for a course length of more than three months; and (vi) the online after-school training institutions found to have problems after reviewing by the competent provincial education regulatory authorities shall complete the rectification before the end of June 2020, and will be subject to fines, regulatory order to suspend operations or other regulatory and disciplinary sanctions if they fail to complete the rectification in time. As of the date of annual report, we have completed the filing required.

Regulation Relating to Educational Applications

The MOE, jointly with certain other PRC government authorities, issued the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Internet Applications, or the Opinions on Educational Applications, on August 10, 2019, which requires, among others, mobile applications that provide services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios (the ‘‘Educational Applications’’), be filed with competent provincial regulatory authorities for education before the end of 2019. The MOE expects to further promulgate implementation rules with respect to such filing requirements. The Opinions on Educational Applications also requires, among others, that: (i) before filing, the Educational Application’s provider obtain the ICP License or complete the ICP filing and obtain the certificate and the grade evaluation report for graded protection of cyber security; (ii) Educational Applications whose main users are under the age of 18 limit the use time, specify the range of suitable ages, and strictly monitor their content; (iii) before an Educational Applications is introduced as a mandatory app to students, such Educational Applications be approved by the applicable school through its collective decision-making process and be filed with the competent education authority; and (iv) Educational Applications adopted by education authorities and schools as their uniformly used teaching or management tools not charge the students or parents any fee, and not offer any commercial advertisements or games.

On November 11, 2019, the MOE issued the Administrative Measures for the Filing of Educational Mobile Internet Applications, which provides, among others, that (i) the filing the Educational Application’s provider is implemented in filing in one province and valid throughout the country. After the Educational Application’s provider has filed in the place of registration, there is no need to repeat the filing for business in other regions of the PRC. Educational Applications developed by each subsidiary or branch of a company shall be aggregated by the company’s head office and filed with the provincial education administration in the place where the company’s head office is registered; and (ii) if the Educational Application’s provider has changed the filling information, it should update the filling information.

Regulation Relating to Internet Culture Activities

On February 17, 2011, the Ministry of Culture, or MOC, promulgated the Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, which became effective on April 1, 2011 and was amended on December 15, 2017. The Internet Culture Provisions require ICP services providers engaging in commercial “internet culture activities” to obtain a permit from the MOC. “Internet cultural activities” is defined in the Internet Culture Provisions as an act of provision of Internet cultural products and related services, which includes (i) the production, duplication, importation, and broadcasting of the Internet cultural products; (ii) the online dissemination whereby cultural products are posted on the Internet or transmitted via the Internet to end-users, such as computers, fixed-line telephones, mobile phones, television sets and games machines, for online users’ browsing, use or downloading; and (iii) the exhibition and comparison of the Internet cultural products. In addition, “Internet cultural products” is defined in the Internet Culture Provisions as cultural products produced, broadcast and disseminated via the Internet, which mainly include internet cultural products specially produced for the Internet, such as online music entertainment, online games, online shows and plays (programs), online performances, online works of art and online cartoons, and internet cultural products produced from cultural products such as music entertainment, games, shows and plays (programs), performances, works of art, and cartoons through certain techniques and duplicate those to internet for dissemination. We, through Dasheng Zhixing, our PRC consolidated VIE, currently hold an Internet Culture Business Operating License that is valid until April 21, 2022.

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

Regulation Relating to Production and Distribution of Radio and Television Programs

On July 19, 2004, SAPPRFT issued the Administrative Provisions on the Production and Distribution of Radio and Television Programs, as amended on August 28, 2015, which are applicable for establishing institutions that produce and distribute radio and television programs or for the production of radio and television programs like programs with a special topic, column programs, variety shows, animated cartoons, radio plays and television dramas and for activities like transactions and agency transactions of program copyrights. The permit to produce and distribute radio or television programs shall be obtained for establishing institutions that produce and distribute radio and television programs or engaging in production and distribution of radio and television programs. We through Dasheng Zhixing, our PRC consolidated VIE, currently hold a permit to produce and distribute radio or television programs that is valid until March 31, 2021.

Regulation Relating to Online Transmission of Audio-Visual Programs

The Measures for the Administration of Publication of Audio-Visual Programs through Internet or Other Information Network, or the Audio-Visual Measures, promulgated by the SAPPRFT, on July 6, 2004 and put into effect on October 11, 2004, apply to the activities relating to the opening, broadcasting, integration, transmission or download of audio-visual programs using internet or other information network. Under the Audio-Visual Measures, to engage in the business of transmitting audio-visual programs, a license issued by SAPPRFT is required, and “audio-visual programs (including audio-visual products of films and televisions)” are defined as the audio-visual programs consisting of movable pictures or sounds that can be listened to continuously, which are shot and recorded using video cameras, vidicons, recorders and other audio-visual equipment for producing programs. Foreign invested enterprises are not allowed to carry out such business. On April 13, 2005, the State Council promulgated the Certain Decisions on the Entry of the Non-state-owned Capital into the Cultural Industry. On July 6, 2005, five PRC governmental authorities, including the SAPPRFT, jointly adopted the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. According to these regulations, non-state-owned capital and foreign investors are not allowed to engage in the business of transmitting audio-visual programs through information networks. However, the Audio-Visual Measures have been repealed according to the Administrative Provisions on Audio-Visual Program Service through Special Network and Directed Transmission that promulgated by the SAPPRFT on May 4, 2016, effective as of June 1, 2016.

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

On January 23, 2019, the Office of the Central Cyberspace Affairs Commission and other three authorities jointly issued the Circular on the Special Campaign of Correcting Unlawful Collection and Usage of Personal Information via Apps. Pursuant to this 2019 circular, (i) app operators are prohibited from collecting any personal information irrelevant to the services provided by such operator; (ii) information collection and usage policy should be presented in a simple and clear way, and such policy should be consented by the users voluntarily; (iii) authorization from users should not be obtained by coercing users with default or bundling clauses or making consent a condition of a service. App operators violating such rules can be ordered by authorities to correct its incompliance within a given period of time, be reported in public; or even quit its operation or cancel its business license or operational permits. Furthermore, the authorities issuing the circular vow to initiate a campaign to correct unlawful collection and usage of personal information via apps from January 2019 through December 2019.

On March 13, 2019, the State Administration for Market Regulation and the Office of the Central Cyberspace Affairs Commission jointly issued the Announcement on Launching the Security Certification of Apps, which encourages app operators to voluntarily pass the security certification of apps, and encourages search engines and app stores to clearly identify and give priority to recommending those certified Apps. On November 28, 2019, the Cyberspace Administration of PRC and other three authorities jointly issued the Announcement on Identification method of App Collecting and Using Personal Information in Violation of Laws and Regulations, which provides reference for determining the unlawful collection and usage of personal information via Apps.

On April 10, 2019, the Ministry of Public Security issued the Guide for Internet Personal Information Security Protection, which sets out the management mechanism, security technical measures and business processes for personal information security protection. This Guide is applicable for personal information holders to carry out security protection work during personal information life cycle processing. It is applicable to enterprises that provide services through the Internet, and also to organizations or individuals who use a private or non-networked environment to control and process personal information.

The MOE, jointly with certain other PRC government authorities, issued the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Internet Applications, or the Opinions on Educational Applications, on August 10, 2019. Pursuant to this opinion, the educational mobile application operator shall establish data protection mechanisms that cover the collection, storage, transmission, and use of personal information. Identity information shall be authenticated to registered users according to the principle of “real-name in the background and voluntary in the foreground”. The purpose, method and scope of collecting and using personal information shall be clearly stated and agreed by users. The consent and authorization of the guardian shall be obtained for the collection and use of minors’ information. App operators shall not coercively request user permission by means of default, bundle, or suspension of setup or use, App operators shall not collect personal information that is not related to the services they provide, or violate laws and regulations or any agreement with users. They also shall not disclose, illegally sell, or illegally provide personal information to others.

On October 22, 2019, the Provisions on the Cyber Protection of Children’s Personal Information was deliberated and adopted at the executive meeting of the Cyberspace Administration of China, which came into force on October 1, 2019. providing that: (i) a network operator collecting, using, transferring or disclosing any child’s personal information shall notify the child’s guardian in a conspicuous and clear manner, and obtain verified consent from the child’s guardian for the collection, use, transfer or disclosure of personal information of the child. (ii) a network operator obtaining consent shall provide the option of refusing to provide consent, and clearly notify the child’s guardian of the related matters such as security safeguards for children’s personal information, the consequences of refusal to provide consent, etc. (iii) no network operator shall collect any child’s personal information irrelevant to the services provided by it, or collect such information in violation of laws, administrative regulations or the agreement of both parties. (iv) the storage of children’s personal information by a network operator shall not exceed the time limit necessary for the purpose of its collection and use.

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

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001 and amended on January 8, 2011 and January 30, 2013, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration. In compliance with, and in order to take advantage of the above rules, as of December 31, 2019, we have registered 18 works of art copyrights and 32 software copyrights in China. We also have copyright in the course materials our in-house team has developed, including fifteen of our Classic English course books and ten of our Classic English Junior course books as of December 31, 2019.

Patents

The NPC Standing Committee adopted the Patent Law of the People’s Republic of China in 1984 and amended it in 1992, 2000 and 2008, respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the National Intellectual Property Administration is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date. Except under certain specific circumstances provided by law, any third party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder. As of December 31, 2019, we held 2 patents and had 27 patents in the application process.

Domain Name

In September 2002, the China Internet Network Information Center, or CNNIC, issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names, which was amended on May 28, 2012. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” On August 24, 2017, MIIT promulgated Administrative Measures for Internet Domain Names, repealing the Domain Name Measures since November 1, 2017. The efforts to undertake internet domain name services as well as the operation, maintenance, supervision and administration thereof and other relevant activities within the territory of the PRC shall thereafter be made in compliance with Administrative Measures for Internet Domain Names. On May 28, 2012, the CNNIC issued the Measures on Domain Name Dispute Resolution and relevant implementing rules, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes. We registered 61 domain names in China as of December 31, 2019.

Trademark

Trademarks are protected by the PRC Trademark Law which was adopted in 1982 and subsequently amended in 1993, 2001, 2013 and 2019, respectively, as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002 and amended in 2014. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements must be filed with the Trademark Office for record. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. We registered 162 trademarks in China as of December 31, 2019.

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

Dividend Distribution

Under PRC laws and regulations, any companies within the PRC may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a PRC company is required to set aside at least 10% of its annual after-tax profits, if any, to fund the statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may or may not allocate certain portion of its after-tax profits to the discretional reserve fund. The statutory reserve fund and discretional reserve fund (if any) are not distributable as cash dividends.

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

Regulation on Tax

PRC Enterprise Income Tax Law

The PRC Enterprise Income Tax Law took effect on January 1, 2008 and was last amended on December 29, 2018. The Implementation Regulation for the Enterprises Income Tax Law of the PRC took effect on January 1, 2008 and was last amended on April 23, 2019.  The PRC Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Under the PRC Enterprise Income Tax Law and its implementation regulations, dividends generated from the business of a PRC subsidiaries after January 1, 2008 and payable to its foreign investor may be subject to a withholding tax rate of 10% if the PRC tax authorities determine that the foreign investor is a non-resident enterprise, unless there is a tax treaty with China that provides for a preferential withholding tax rate. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax.

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

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice on the Issues concerning the Application of the Dividend Clauses of Tax Agreements issued by the SAT on February 20, 2009, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. On August 27, 2015, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. SAT Circular 60 has been replaced by the Measures for the Administration of Non-resident Taxpayers’ Enjoyment of Treaty Benefits, or SAT Circular 35, which was promulgated by the State Administration of Taxation on October 14,2019 and became effective on January 1, 2020. SAT Circular 35 provides that Non-resident taxpayers’ enjoyment of treaty benefits shall be handled in the manner of “self-assessment, claim for and enjoyment of treaty benefits, and retention of relevant materials for review.” If a non-resident taxpayer determines through self-assessment that he or she is eligible for treaty benefits, he or she may, when filing tax returns, or when a withholding agent files withholding returns, enjoy tax treaty benefits, and collect and retain relevant materials for review in accordance with the provisions of SAT Circular 35 and accept the follow-up administration of tax authorities. Accordingly, COE HK Co I may be able to benefit from the 5% withholding tax rate for the dividends it receives from Dasheng Online, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81, and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

PRC Value-added Tax (“VAT”) in lieu of Business Tax (the “VAT Pilot Program”)

On January 1, 2012, the Chinese State Council officially launched a pilot VAT reform program, or Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. The Pilot Industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, product development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. Revenues generated by advertising services, a type of “cultural and creative services,” are subject to the VAT tax rate of 6%. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012. On May 24, 2013, the Ministry of Finance and the State Administration of Taxation issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular extends to the inclusion of radio and television services. On August 1, 2013, the Pilot Program was implemented throughout China. On December 12, 2013, the Ministry of Finance and the SAT issued the Circular on the Inclusion of the Railway Transport Industry and Postal Service Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax, or the 2013 VAT Circular. Among other things, the 2013 VAT Circular abolished the Pilot Collection Circular, and refined the policies for the Pilot Program. On April 29, 2014, the Ministry of Finance and the SAT issued the Circular on the Inclusion of Telecommunications Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax, or the 2014 VAT Circular. On March 23, 2016, the Ministry of Finance and the SAT issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax, pursuant to which 2013 VAT Circular and the 2014 VAT Circular shall be repealed accordingly unless otherwise specified. Effective from May 1, 2016, the PRC tax authorities collect VAT in lieu of Business Tax on a trial basis within the territory of China, and in industries such as construction industries, real estate industries, financial industries, and living service industries.

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

We have entered into employment agreements with all of our full-time employees. We currently implement a standard working time system with regard to all of our employees and a comprehensive working time system to certain of our employees work in sales and/or student services departments. We believe that since 2017 we have fully contributed to the social insurance plan and the housing fund plan as required by applicable PRC regulations. However, previously we had not fully contributed to the social insurance plan and the housing fund plan as required by applicable PRC regulations. As of December 31, 2019, with regards to the outstanding contributions to such plans, we made provisions of approximately RMB16.1 million. While we believe we have made adequate provision of such outstanding amounts of contributions to such plans in our audited financial statements, our previous failure to make sufficient payments to such plans does not fully comply with applicable PRC laws and regulations and we may be required to make up the contributions for such plans as well as to pay late fees and fines. Meanwhile, we began to outsource part of our marketing and sales functions to independent third party suppliers who provide management and business outsourcing services to us in December 2015. There remains a degree of uncertainty as to whether such service outsourcing arrangement will be deemed labor dispatch arrangements under current PRC laws and regulations. If the authorities take the view that such outsourcing arrangements constitute labor dispatch and violate relevant labor laws, we may be ordered to terminate such outsource arrangement and may be fined or have our business license revoked if the relevant authorities deem such arrangements constitute a serious violation of the PRC laws and regulations relating to labor dispatch.

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

(4)         Jack Jiajia Huang, our founder, chairman and chief executive officer, holds 73.75% of the equity interest in Dasheng Zhixing and Ting Shu, our co-founder, director and senior vice president, holds 26.25% of the equity interest in Dasheng Zhixing.

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

(7)         Jack Jiajia Huang holds 80% of the equity interest in Shenzhen Dahsheng Zhiyun Technology Co., Ltd., or Dahsheng Zhiyun, Mr. Caijian Jia, an employee of us, holds 10% of the equity interest in Dahsheng Zhiyun, and Mr. Jing Chen, an employee of us, holds 10% of the equity interest in Dahsheng Zhiyun.

(8)         In July, 2018, Helloworld Online Education Group, or Helloworld Online Cayman, was incorporated as a wholly-owned subsidiary of China Online Education Group.

(9)         In August 2018, Helloworld Online Education Group (HK) limited, or Helloworld Online HK, was incorporated as a wholly-owned subsidiary of Helloworld Online.

(10)  In September 2018, Beijing Helloworld Online Technology Co., Ltd., or Helloworld Online, was incorporated as a wholly-owned subsidiary of Helloworld Online HK.

(11)  Jack Jiajia Huang holds 100% of the equity interest in Beijing Dasheng Helloworld Technology Co., Ltd., or Dasheng Helloworld

Due to PRC legal restrictions on foreign ownership and investment in the value-added telecommunications market, we operate our online platform through Dasheng Zhixing, Dasheng Helloworld and Dasheng Zhiyun, our PRC consolidated VIEs. Dasheng Zhixing holds our ICP license necessary to operate our online platform in China, our domain names, including 51talk.com, our registered trademarks in China and three of our registered software copyrights that are essential to the Company’s online operation in PRC. Dasheng Zhixing had 3,481 staff, including 371 employees and 3,110 outsourced personnel, and leased eleven office facilities as of December 31, 2019. We rely on a series of contractual arrangements among our WFOEs, our PRC consolidated VIEs and theire respective shareholders to operate our online and mobile platforms in China. These contractual arrangements enable us to:

•                  exercise effective control over our PRC consolidated VIEs;

•                  receive substantially all of the economic benefits of our PRC consolidated VIEs in consideration for the services provided by us; and

•                  have an exclusive option to purchase all of the equity interests in our PRC consolidated VIEs when and to the extent permitted under PRC law.

We do not have equity interests in our PRC consolidated VIEs. However, as a result of these contractual arrangements, we are the primary beneficiary of Dasheng Zhixing, Dasheng Helloworld and Dasheng Zhiyun and treat them as our consolidated VIEs under U.S. GAAP.

The following is a summary of (i) the contracts by and among our subsidiary Dasheng Online, our PRC consolidated VIE Dasheng Zhixing, and the shareholders of Dasheng Zhixing; (ii) the contracts by and among our subsidiary Helloworld Online, our PRC consolidated VIE Dasheng Helloworld, and the shareholders of Dasheng Helloworld; (iii) the contracts by and among our subsidiary Dasheng Online, our PRC consolidated VIE Dasheng Zhiyun, and the shareholders of Dasheng Zhiyun; (iv) the contracts by and among our subsidiary COE HK Co I, our consolidated VIE Philippines Co I, and the shareholders of Philippines Co I; (v) the contracts by and among COE, Philippines Co II, and the shareholders of Philippines Co II; and (vi) contracts by and among COE, Philippines Co III and the shareholders of Philippines Co III, each of which is currently in full force and effect.

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

Under the exclusive business cooperation agreement between Dasheng Online and Dasheng Zhiyun, Dasheng Online has the exclusive right to provide or to designate any third party to provide, among other things, technical support, consulting services and other services to Dasheng Zhiyun, and Dasheng Zhiyun agrees to accept all the consultation and services provided by Dasheng Online or any third party service provider designated by Dasheng Online. The agreement also states that without Dasheng Online’s prior written consent, Dasheng Zhiyun is prohibited from directly or indirectly engaging any third party to provide same or any similar services under this agreement or establishing similar corporation relationship with any third party regarding the matters contemplated by this agreement. In addition, Dasheng Online or the third party service providers designated by Dasheng Online, as the case may be, have exclusive and proprietary ownership, rights and interests in any and all intellectual properties arising out of or created during the performance of this agreement. Dasheng Zhiyun agrees to pay a yearly service fee to Dasheng Online. The service fee shall consist of 100% of the total consolidated profit of Dasheng Zhiyun, after the deduction of any accumulated deficit of Dasheng Zhiyun and its affiliated entities in respect of the preceding financial year(s), operating costs, expenses, taxes and other statutory contributions and reasonable operation profit as determined in accordance with the principle of tax law and tax practice in the PRC.

Powers of Attorney

Pursuant to the powers of attorney which were first executed by the then shareholders of Dasheng Zhixing on June 18, 2013, and subsequently amended and restated by the existing shareholders on June 3, 2019, the shareholders of Dasheng Zhixing each irrevocably authorized Dasheng Online to act on his/her respective behalf as exclusive agent and attorney-in-fact with respect to all matters concerning all equity interests held by each of them now and in the future in Dasheng Zhixing, including but not limited to attend shareholders’ meetings, exercise all the shareholder’s rights and shareholder’s voting rights that each of them is entitled to under the relevant PRC laws and Dasheng Zhixing Articles of Association (including but not limited to the sale, transfer, pledge, or disposition of all equity interests held in part or in whole), and designate and appoint on their respective behalf the legal representative, directors, supervisors, chief executive officer and other senior management members of Dasheng Zhixing. Dasheng Online is entitled to re-authorize or assign its rights under this appointment to any other person or entity at its sole discretion and without giving prior notice to the shareholders of Dasheng Zhixing or obtaining their consent. Each power of attorney will remain in force until the shareholder ceases to hold any equity interest in Dasheng Zhixing. During the term of the powers of attorney, the shareholders waive all the rights associated with the equity interests held by them, which have been authorized to Dasheng Online through this power of attorney, and would not exercise such rights by themselves. The power of attorney shall remain effective until the shareholder ceases to hold any equity interest in Dasheng Zhixing.

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

On July 19, 2019, Mr. Jack Jiajia Huang, Mr. Caijian Jia and Mr. Jing Chen, the shareholders of Dasheng Zhiyun have also each executed an irrevocable power of attorney appointing Dasheng Online as his attorney-in-fact to vote on his behalf on all matters requiring shareholder approval, with terms substantially similar to the powers of attorney executed by the shareholders of Dasheng Zhixing described above.

Equity Interest Pledge Agreements

Under the equity interest pledge agreements between Dasheng Online, the shareholders of Dasheng Zhixing and Dasheng Zhixing, the shareholders pledged all of their equity interests in Dasheng Zhixing to Dasheng Online as security for performance of the obligations of Dasheng Zhixing and its shareholders under the amended and restated exclusive business cooperation agreement, exclusive option agreements, the powers of attorney and the equity interest pledge agreements. Dasheng Online is entitled to receive dividends distributed by the pledged equity interests during the term of the pledge. Dasheng Zhixing may receive dividends distributed only with prior written consent of Dasheng Online. If any event of default as provided in the contractual arrangements occurs, Dasheng Online may exercise the right to enforce the pledge after issuing a notice of default to Dasheng Zhixing in accordance with the equity interest pledge agreements. Dasheng Online may exercise any remedy measure under applicable PRC laws, the amended and restated exclusive business cooperation agreement, the exclusive option agreements, the powers of attorney and the equity interest pledge agreements, including but not limited to being paid in priority with the equity interest based on monetary valuation that such equity interest is converted into or from the proceeds from auction or sale of the equity interest. The shareholders of Dasheng Zhixing and Dasheng Zhixing do not have the right to assign or delegate their rights and obligations under the amended and restated exclusive business cooperation agreement, the exclusive option agreements, the powers of attorney and the equity interest pledge agreements without Dasheng Online’s prior written consent. Dasheng Online may assign any and all of its rights and obligations under the agreements to its designee(s) at any time. The agreements are binding on the shareholders of Dasheng Zhixing and their successors and permitted assignees and shall be valid with respect to Dasheng Online and each of its successors and assignees. The pledges will remain binding until the fulfillment of all obligations and the full payment under the equity interest pledge agreements.

On September 18, 2018, Mr. Jack Jiajia Huang, the sole shareholder of Dasheng Helloworld has also executed an equity interest pledge to Helloworld Online, with terms substantially similar to the equity interest pledge agreement executed by the shareholders of Dasheng Zhixing described above.

On July 19, 2019, Mr. Jack Jiajia Huang, Mr. Caijian Jia and Mr. Jing Chen, the shareholders of Dasheng Zhiyun have also each executed an equity interest pledge to Dasheng Online, with terms substantially similar to the equity interest pledge agreement executed by the shareholders of Dasheng Zhixing described above.

Exclusive Option Agreements

Under the exclusive option agreements between Dasheng Online, each of the shareholders of Dasheng Zhixing and Dasheng Zhixing, in consideration of the payment of RMB10 by Dasheng Online, each of the shareholders irrevocably granted Dasheng Online a binding and exclusive right to purchase or designate one or more persons to purchase, equity interests in Dasheng Zhixing then held by each shareholder at once or at multiple times at any time in part or in whole at Dasheng Online’s sole and absolute discretion to the extent permitted by PRC law and at the price of RMB10 (or such minimum price decided by PRC law higher than RMB10). Without Dasheng Online’s prior written consent, Dasheng Zhixing’s shareholders shall not sell, transfer, mortgage, or otherwise dispose in any manner any material assets of Dasheng Zhixing or legal or beneficial interest in the material business or revenues of Dasheng Zhixing in an amount exceeding RMB500,000, or allow the encumbrance thereon of any security interests; or cause Dasheng Zhixing to execute any contract with a price exceeding RMB500,000, except the contracts in the ordinary course of business. Unless otherwise required by PRC law, Dasheng Zhixing shall not be dissolved or liquidated without prior written consent by Dasheng Online. The shareholders of Dasheng Zhixing waive their rights of first refusal in regard to the transfer of equity interest by any other shareholder of Dasheng Zhixing to Dasheng Online (if any), give consents to the execution by each other shareholder of Dasheng Zhixing with Dasheng Online and Dasheng Zhixing the exclusive option agreements, the equity interest pledge agreements and the powers of attorney, and accept not to take any actions in conflict with such documents executed by other shareholders. The shareholders of Dasheng Zhixing agree to promptly donate any profits, interests, dividends, or proceeds of liquidation to Dasheng Online or any other person designated by Dasheng Online to the extent permitted under the applicable PRC laws. These agreements shall remain in effect until all equity interests in Dasheng Zhixing held by the shareholders have been transferred or assigned to Dasheng Online and/or any other person designed by Dasheng Online in accordance with this agreement. The shareholders of Dasheng Zhixing and Dasheng Zhixing do not have any right to terminate the exclusive option agreements in any event unless otherwise required by the applicable laws.

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

On July 29, 2019, Mr. Jack Jiajia Huang, Mr. Caijian Jia and Mr. Jing Chen, the shareholders of Dasheng Zhiyun have also each executed an exclusive option agreement with Dasheng Online. The total purchase price for the purchase shall be the lowest price as permitted by the applicable PRC laws at the time of the transfer. Other terms are substantially similar to the equity interest pledge agreement executed by the shareholders of Dasheng Zhixing described above.

Spousal Consent Letters

Pursuant to the spousal consent letters executed by the spouses of the shareholders of Dasheng Zhixing, the spouse of each shareholder of Dasheng Zhixing agreed to the execution of the equity interest pledge agreement, the exclusive option agreement and the powers of attorney by the respective shareholder. The spouse of each shareholder of Dasheng Zhixing further undertakes not to make any assertions in connection with the equity interests of Dasheng Zhixing held by the respective shareholder, and further confirms in the spousal consent letters that the respective shareholder can perform the relevant transaction documents described above and further amend or terminate such transaction documents without the authorization or consent from him/her. The spouse of each shareholder agrees and undertakes that if he/she obtain any equity interests of Dasheng Zhixing held by the respective shareholder for any reasons, he/she would be bound by the transaction documents described above and the amended and restated exclusive business cooperation agreement between Dasheng Online and Dasheng Zhixing, and would comply with the obligations thereunder as a shareholder of Dasheng Zhixing. Jack Jiajia Huang and Ting Shu have executed and delivered the spousal consent letter on December 14, 2015 and June 3, 2019, respectively.

On September 18, 2018, Ting Shu, the spouse of Mr. Jack Jiajia Huang who the sole shareholder of Dasheng Helloworld has also executed a consent letter, with terms substantially similar to the consent letter executed by the spouses of shareholders of Dasheng Zhixing described above.

On July 19, 2019, Ting Shu, the spouse of Mr. Jack Jiajia Huang who the shareholder of Dasheng Zhiyun, Yanchun Li, the spouse of Mr. Caijian Jia who the shareholder of Dasheng Zhiyun, and Xiaohua Lian, the spouse of Ms. Jing Chen who the shareholder of Dasheng Zhiyun, have also each executed a consent letter, with terms substantially similar to the consent letter executed by the spouses of shareholders of Dasheng Zhixing described above.

In the opinion of our PRC counsel, Tian Yuan Law Firm, the contractual arrangements among Dasheng Online, Dasheng Zhixing and its shareholders, among Dasheng Online, Dasheng Zhiyun and its shareholders, as well as among Helloworld Online, Dasheng Helloworld and its shareholders are valid, binding and enforceable under current PRC law. However, these contractual arrangements may not be as effective in providing control as direct ownership. There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. For a description of the risks related to our corporate structure, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

In the opinion of our Philippines counsel, Lee Yu Rigets Law, the contractual arrangements in respect of Philippines Co I, Philippines Co II and Philippines Co III are valid, binding and enforceable under current laws of the Philippines.

D.                                    Property, Plants and Equipment

Our current principal executive offices are located at 6th Floor, Deshi Building North, Shangdi Street, Haidian District, Beijing, the People’s Republic of China. We maintain offices in Beijing, China, with an aggregate of 9,505 square meters. These facilities currently accommodate our management headquarters, as well as part of our sales and marketing, product development and general and administrative activities. We also maintain offices in Shanghai, China, with an aggregate of 3,853 square meters, offices in Wuhan, China, with an aggregate of 6,827 square meters, and offices in Guangzhou, Nanjing, Jinan, China, with an aggregate of 2,323 square meters, to support our sales and marketing activities. In addition, we maintain an office facility in Shenzhen, China, with an aggregate of 481 square meters, to support our product development activities.

In addition to our facilities in China, we also maintain offices in Metro Manila (Pasig City and Quezon City), Baguio City, Bacolod City, Davao City, Cebu City, Cavite City, and Angeles City, Philippines and Hong Kong with an aggregate of 8,603 square meters.

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

Our gross billings increased from RMB1,426.9 million in 2017 to RMB1,703.0 million in 2018, and further to RMB2,080.6 million (US$298.9 million) in 2019. We define gross billings for a specific period as the total amount of cash received for the sale of course packages and services in such period, net of the total amount of refunds in such period. Our net revenues increased from RMB848.0 million in 2017 to RMB1,145.5 million in 2018, and further to RMB1,478.5 million (US$212.4 million) in 2019. Our net loss decreased from RMB580.8 million in 2017 to RMB416.7 million in 2018, and further to RMB104.4 million (US$15.0 million) in 2019.

Selected Income Statement Items

Net Revenues

We derive all of our net revenues from fees that we charge our students. In 2017, 2018 and 2019, we generated net revenues of RMB848.0 million, RMB1,145.5 million and RMB1,478.5 million (US$212.4 million), respectively. We generally collect fees in advance, which we initially record as advances from students. We mainly offer two types of prepaid course packages for our students to purchase, including standard prepaid credit packages and prepaid credit packages with minimum monthly consumption. Starting from March, 2019, We also added the learning materials which typically contain two hundreds online audio picture books to K-12 one-on-one mass market students and twenty-six recorded lessons to adult students in the prepaid course packages. We recognize fees as revenues as the lesson credits are consumed and the learning materials are delivered. For prepaid credit packages, fees for lessons that have expired are automatically recognized as revenues. We had advances from students of RMB1,204.2 million, RMB1,684.8 million and RMB2,186.6 million (US$314.1 million) as of December 31, 2017, 2018 and 2019, respectively. Our net revenues are presented net of value-added tax.

Cost of Revenues

Our cost of revenues primarily consists of service fees to our teachers who delivered paid lessons, the amortization cost of licenses, the cost of printing the textbook and, to a lesser extent, payment processing fees charged by third party payment channels. We recorded cost of revenues of RMB314.1 million and RMB410.9 million and RMB million439.9 (US$63.2 million) in 2017, 2018 and 2019.

Operating Expenses

Our operating expenses consist of sales and marketing expenses and general and administrative expenses, and to a lesser extent, product development expenses. The following table sets forth, for the periods indicated, our operating expenses, in absolute amounts and as percentages of total net revenues:

	For the Year Ended December 31,
	2017 RMB	%	2018 RMB	%	2019 RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Sales and marketing	657,065	77.5%	731,233	63.8%	792,591	113,849	53.6%
General and administrative	224,395	26.5%	223,057	19.5%	196,029	28,158	13.3%
Product development	223,202	26.3%	185,000	16.1%	157,505	22,624	10.7%
Total operating expenses	1,104,662	130.3%	1,139,290	99.4%	1,146,125	164,631	77.6%

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

Hong Kong

Our wholly owned subsidiaries in Hong Kong, COE HK Co I and COE HK Co II, are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong for the years of assessment 2015/2016, 2016/2017 and 2017/2018. Commencing from the year of assessment 2018/2019, the first HK$2 million of profits earned by our subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. We made provisions for Hong Kong profits tax for the year ended December 31, 2017, 2018 and 2019 as COE HK Co I reported taxable profit during such period. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends by our subsidiaries incorporated in Hong Kong to us are not subject to withholding tax in Hong Kong.

Philippines

Philippines Co II has been registered with the Philippine Economic Zone Authority, or PEZA, as an Ecozone IT Enterprise since December 19, 2014. As such, it is entitled to an income tax holiday, or 100% exemption from corporate income tax, for four years from its PEZA registration. After the expiration of the income tax holiday, it will be subjected to a 5% special tax on gross income instead of the 30% corporate income tax. It will also enjoy tax and duty free importation of raw materials, capital equipment, machineries and spare parts, VAT zero-rating for local purchases of goods and services, and exemption from payment of local government imposts, fees, licenses, and taxes. Income tax holiday can be extended for another three (3) years provided specific criteria are met and prior approval of PEZA is obtained.

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

We made provisions for income tax expense in the Philippines Co III for the years ended December 31, 2017, December 31, 2018, and December 31, 2019 as Philippines Co I and Philippines Co III reported taxable profit during such periods.

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

We are subject to VAT at a rate of 6%, 9% and 13% on the services we provide, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries through COE HK Co I. The EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. SAT Circular 60 has been replaced by the Measures for the Administration of Non-resident Taxpayers’ Enjoyment of Treaty Benefits, or SAT Circular 35, which was promulgated by the State Administration of Taxation on October 14, 2019 and became effective on January 1,2020. SAT Circular 35 provides that Non-resident taxpayers’ enjoyment of treaty benefits shall be handled in the manner of “self-assessment, claim for and enjoyment of treaty benefits, and retention of relevant materials for review.” If a non-resident taxpayer determines through self-assessment that he or she is eligible for treaty benefits, he or she may, when filing tax returns, or when a withholding agent files withholding returns, enjoy tax treaty benefits, and collect and retain relevant materials for review in accordance with the provisions of SAT Circular 35 and accept the follow-up administration of tax authorities. Accordingly, COE HK Co I may be able to benefit from the 5% withholding tax rate for the dividends it receives from Dasheng Online, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

Revenue recognition

We generated revenues from providing online English language education services and delivering learning materials. Students purchase the services by subscribing to prepaid credit packages or prepaid membership packages directly from us or through authorized distribution agents. Tuition is generally paid in advance and is initially recorded as deferred revenue.

We allow refund of fees corresponding to any remaining undelivered services when customers withdraw contracts with us within certain period after the purchase. Refunds are recorded as reductions of the deferred revenue and have no impact on recognized revenue.

Prior to January 1, 2018, revenues were recognized under ASC 605, revenues were recognized when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been provided; (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured. Revenues are deferred until these criteria are met.

We adopted ASC 606 “Revenue from Contracts with Customers” on January 1, 2018, using the modified retrospective method. In according with ASC 606, revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those services. Under ASC 606, we are required to estimate the breakage, or the forfeiture of prepaid credits, and recognize the expected breakage amount as revenue in proportion to the pattern of credits consumed by the customers. Based on our analysis of historical customer forfeitures of prepaid credits, we have concluded that no breakage should be recognized for the year 2019.

We recognize revenue on a gross basis. We are responsible for course design, teacher sourcing and training, development, maintenance of online platform and system and delivering the learning materials, we are the party primarily responsible for fulfilling the promise to provide the services to customers and we have full discretion in establishing the prices for the services provided to customers. Hence, we are the principal for providing the online English education services to customers.

Prepaid credit packages

Certain prepaid credit packages contain a combination of credits for one-on-one lesson, group lessons and learning materials, or a combination of credits for group lessons from foreign teachers and Chinese teachers.

Revenue from prepaid credit packages is recognized when the lesson credit is consumed and the learning material is delivered.

Prepaid membership packages

We previously sold prepaid membership packages, which ranged from three months to 36 months. Students were able to book one lesson per day within their membership period, and the package subscription fees were paid in advance. We ceased the sale of such prepaid membership packages in 2017.

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

As of December 31, 2019, the balance of capitalized costs of obtaining contracts with customers was RMB168,571. For the year ended December 31, 2019, we recognized amortization of RMB142,772 as “Sales and marketing expenses” in our consolidated statement of comprehensive loss. There is no impairment of contract cost assets recognized during the year ended December 31, 2019.

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

The following table sets forth the options granted under the 2013 Plan, the 2014 Plan and the 2016 Plan as of February 29, 2020:

		Exercise Price	Fair Value of Option as of the Grant Date	Fair Value of the Underlying Ordinary Shares as of the Grant Date
Date of Options Granted	Number of Options Granted	US$	US$	US$	Type of Valuation
March 31, 2017(1)	950,000	0.5660	0.9263	1.2813	Contemporaneous
March 31, 2017(1)	995,000	0.5660	0.8988	1.2813	Contemporaneous
March 31, 2017(1)	350,000	0.5660	0.8881	1.2813	Contemporaneous
June 30, 2017	710,000	0.5660	0.6893	1.0680	Contemporaneous
September 30, 2017(1)	835,000	0.5660	0.5971	0.9527	Contemporaneous
September 30, 2017(1)	180,000	0.5660	0.5899	0.9527	Contemporaneous
October 31, 2017	750,000	0.5660	0.5462	0.8740	Contemporaneous
December 31, 2017	665,000	0.5660	0.4959	0.8333	Contemporaneous
March 31, 2018	120,000	0.3400	0.4232	0.6480	Contemporaneous
June 30, 2018(1)	1,085,000	0.3400	0.4898	0.7200	Contemporaneous
December 31, 2018	725,000	0.2450	0.3168	0.4813	Contemporaneous
January 1, 2019	976,700	0.2450	0.3166	0.4813	Contemporaneous
March 31, 2019	396,800	0.2100	0.2778	0.4200	Contemporaneous
June 30, 2019	735,000	0.2513	0.3318	0.5027	Contemporaneous
September 30, 2019	888,500	0.2527	0.3348	0.5053	Contemporaneous
December 31, 2019	275,000	0.3273	0.4375	0.6547	Contemporaneous
January 1, 2020	200,000	0.3273	0.4375	0.6547	Contemporaneous
January 31, 2020	19,980	0.4553	0.6071	0.9100	Contemporaneous

Notes:

(1)         Options granted to officers and non-officer employees, and with different expected terms resulted in different fair value on the same grant date.

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

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard update on leases. The new guidance requires lessees to recognize right of use assets and lease liabilities for operating leases, initially measured at the present value of the lease payments, on the consolidated balance sheets. In addition, it requires lessees to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. The FASB has subsequently issued additional updates that allow entities to apply certain practical expedients upon transition to this new guidance. We adopted this guidance as of January 1, 2019 using the modified retrospective approach. Prior period financial statements were not recast under the new guidance. The adoption of the new lease standard resulted in recognition of a right-of-use asset of approximately RMB55,849 and a lease liability of approximately RMB54,195 on the Company’s consolidated balance sheet as of January 1, 2019. The adoption of the standard on January 1, 2019 did not have a material impact on our financial position, results of operations or cash flows.

In January 2017, the FASB issued ASU 2017-04, “Simplifying the Test for Goodwill Impairment”. The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group early adopted this guidance on January 1, 2018, and the adoption does not have a material impact on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019. The Group does not expect the adoption to have a material impact on its consolidated financial statements.

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

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	%
	(in thousands, except for percentages)
Net revenues	847,993	100.0%	1,145,517	100.0%	1,478,493	100.0%
Cost of revenues	(314,121)	37.0	(410,908)	35.9	(439,923)	29.8
Gross profit	533,872	63.0	734,609	64.1	1,038,570	70.2
Operating expenses:
Sales and marketing	(657,065)	77.5	(731,233)	63.8	(792,591)	53.6
Product development	(223,202)	26.3	(185,000)	16.1	(157,505)	10.7
General and administrative	(224,395)	26.5	(223,057)	19.5	(196,029)	13.3
Loss from operations	(570,790)	67.3	(404,681)	35.3	(107,555)	7.4
Impairment loss	—	—	(7,364)	0.6	—	—
Interest income	6,863	0.8	9,167	0.8	17,654	1.2
Interest expenses and other expenses, net	(12,542)	1.4	(9,936)	0.8	(9,451)	0.6
Loss before income tax expenses	(576,469)	68.0	(412,814)	36.0	(99,352)	6.8
Income tax expenses	(4,342)	0.5	(3,880)	0.3	(5,068)	0.3
Net loss	(580,811)	68.5%	(416,694)	36.3%	(104,420)	7.1%

The Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

Update of previously announced unaudited financial results for the year ended December 31, 2019

As a result of performing our year-end financial closing procedures, we discovered an oversight in our process for evaluating the status of lessons that caused us to overstate net revenues during 2018 and in interim periods of 2019, which in turn impacted the balance sheet accounts indicated below.  The amounts were corrected as of December 31, 2019 and are immaterial to both 2018 and 2019.

We discovered this matter in connection with the preparation of the year-end financial statements, which occurred after we issued our press release to report 2019 results, filed on Form 6-K on March 10, 2020.  The following table reconciles information previously disclosed in the press release with the final, as-reported amounts for the year ending December 31, 2019, as included in Item 18 of this Form 20-F.

The following table presents the summary information of the update:

	Consolidated Statements of Operations and Comprehensive Loss For the year ended December 31, 2019
	As announced	Update	As reported
	RMB	RMB	RMB
Net revenues	1,483,411	(4,918)	1,478,493
Net loss	(99,502)	(4,918)	(104,420)
Net loss per share — basic and diluted	(0.32)	(0.02)	(0.34)
Net loss per ADS — basic and diluted	(4.84)	(0.24)	(5.08)

	Consolidated Balance Sheets
	As of December 31, 2019
	As announced	Update	As reported
	RMB	RMB	RMB
Advances from students — current	2,176,595	5,213	2,181,808
Prepaid expenses and other current assets	249,920	295	250,215
Accumulated deficit	(2,193,984)	(4,918)	(2,198,902)

Revenues

Our net revenues increased by 29.1% from RMB1,145.5 million in 2018 to RMB1,478.5 million (US$212.4 million) in 2019. The increase was primarily attributed to an increase in the number of paid lessons booked driven by an increase in the number of active students, which in turn was primarily a result of our market expansion into lower-tier cities in China in 2019. The number of active students increased by 13.2% from 310.0 thousand as of December 31, 2018 to 351.0 thousand as of December 31, 2019. The number of active students is the main driver for our revenue. We track the number of active students as a key indicator for our business growth and manage our course offerings and sales strategies accordingly.

Cost of Revenues

Our cost of revenues increased by 7.1% from RMB410.9 million in 2018 to RMB439.9 million (US$63.2 million) in 2019. This increase was primarily due to an increase in total service fees paid to teachers, which was mainly resulting from the delivery of an increased number of paid lessons. The total amount of service fees paid to teachers for delivering paid lessons increased by 5.3% from RMB395.1 million in 2018 to RMB416.2 million (US$59.8 million) in 2019. The total number of paid lessons delivered on our platform increased from 23.3 million in 2018 to 30.9 million in 2019. We track the number of paid lessons delivered as a key indicator for our cost of revenues and manage our expenditures and budget accordingly.

Gross Profit

As a result of the foregoing, our gross profit increased by 41.4% from RMB734.6 million in 2018 to RMB1,038.6 million (US$149.2 million) in 2019. Our gross margin increased from 64.1% in 2018 to 70.2% in 2019. The increase was mainly attributable to (i) an increase in the price for prepaid credit packages and (ii) the inclusion of the audio picture books in our course packages provided to K-12 studentsin 2019, which carries a higher margin and is recognized as revenues at the time of delivery.

Operating Expenses

Our operating expenses increased by 0.6% from RMB1,139.3 million in 2018 to RMB1,146.1 million (US$164.6 million) in 2019, as a result of increases in our sales and marketing expenses, partially offset by decrease in product development expenses and general and administrative expenses.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 8.4% from RMB731.2 million in 2018 to RMB792.6 million (US$113.8 million) in 2019. The increase was primarily resulted from the increase in the average sales commission and in the number of our course consulting, telemarketing and account manager personnel, which increased to 2,735 (including 114 full-time employees and 2,621 outsourced personnel) as of December 31, 2019 from 2,686 (including 91 full-time employees and 2,595 outsourced personnel) as of December 31, 2018.

General and Administrative Expenses

Our general and administrative expenses decreased by 12.1% from RMB223.1 million in 2018 to RMB196.0 million (US$28.2 million) in 2019. The decrease was primarily due to a decrease in the number of general and administrative-related personnel.

Our administrative staff decreased from 819 as of December 31, 2018 to 725 full-time employees as of December 31, 2019.The amount of payroll and employee benefit expenses for our management and administrative personnel decreased from RMB130.3 million in 2018 to RMB118.4 million (US$17.0 million) in 2019.

Product Development Expenses.

Our product development expenses decreased by 14.9% from RMB185.0 million in 2018 to RMB157.5 million (US$22.6 million) in 2019. The decrease was primarily due to a decrease in the number of technology and course development-related personnel.

Our technology staff decreased from 295 as of December 31, 2018 to 234 full-time employees as of December 31, 2019. Therefore, the amount of payroll and employee benefit expenses for our product development personnel decreased from RMB147.6 million in 2018 to RMB127.3 million (US$18.3 million) in 2019.

Impairment loss

We incurred impairment losses of RMB7.4 million and nil in 2018 and 2019, respectively. The impairment loss recognized in 2018 was due to the write off in the amount of cost and unrealized holding gain of held-to-maturity security.

Interest income

We recorded interest income of RMB17.7 million (US$2.5 million) in 2019, as compared to interest income of RMB9.2 million in 2018. Our interest income in 2019 and 2018 were primarily attributable to purchase of time deposits and short-term investments with banks.

Interest expenses and other expense, net

We recorded net interest expenses and other expenses of RMB9.5 million (US$1.4 million) in 2019, as compared to net interest expenses and other expense of RMB9.9 million in 2018. Our net interest expenses and other expenses in 2019 and 2018 were primarily attributable to interest expenses of long-term loan, foreign currency loss, bank charges and government grant.

Income Tax Expense

We incurred income tax expenses of RMB3.9 million and RMB5.1 million (US$0.7 million) in 2018 and 2019, respectively, both of which were incurred in the Philippines as a result of our local business operations.

Net Loss

As a result of the foregoing, our net loss decreased from RMB416.7 million in 2018 to RMB104.4 million (US$15.0 million) in 2019.

The Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

Net revenues

Our net revenues increased by 35.1% from RMB848.0 million in 2017 to RMB1,145.5 million in 2018. The increase was primarily attributed to an increase in the number of active students.

Cost of Revenues

Our cost of revenues increased by 30.8% from RMB314.1 million in 2017 to RMB410.9 million in 2018. This increase was primarily due to an increase in total service fees paid to teachers, mainly due to the delivery of an increased number of paid lessons. The total amount of service fees paid to teachers for delivering paid lessons increased by 32.6% from RMB297.9 million in 2017 to RMB395.1 million in 2018. The total number of paid lessons booked on our platform increased from 18.2 million in 2017 to 23.3 million in 2018.

Gross Profit

As a result of the foregoing, our gross profit increased by 37.6% from RMB533.9 million in 2017 to RMB734.6 million in 2018. Our gross margin increased from 63.0% in 2017 to 64.1% in 2018. The increase was mainly attributable to the decreased revenue contribution from the American Academy program, which has a lower gross profit margin.

Operating Expenses

Our operating expenses increased by 3.1% from RMB1,104.7 million in 2017 to RMB1,139.3 million in 2018, as a result of increases in our sales and marketing, partially offset by decrease in product development expenses.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 11.3% from RMB657.1 million in 2017 to RMB731.2 million in 2018. The increase was mainly due to higher branding and marketing expenses and higher payroll expenses due to increasing sales personnel, partially offset by the RMB61.7 million net effect of capitalization and amortization of certain sales and marketing expenses under the new accounting standard adopted on January 1, 2018.

General and Administrative Expenses

Our general and administrative expenses decreased by 0.6% from RMB224.4 million in 2017 to RMB223.1 million in 2018. The decrease was primarily due to decreased expenses of teacher recruiting for the American Academy program, partially offset by increased benefit expenses for our management and administrative personnel and reclassification of value-added tax surcharges.

The amount of payroll and employee benefit expenses for our management and administrative personnel increased from RMB120.8 million in 2017 to RMB130.3 million in 2018. The increase was due to increased average payroll and employee benefit expenses per management and administrative employee.

Product Development Expenses

Our product development expenses decreased by 17.1% from RMB223.2 million in 2017 to RMB185.0 million in 2018. The decrease was primarily due to a decrease in the number of technology and course development-related personnel.

Our technology staff decreased from 384 as of December 31, 2017 to 295 full-time employees as of December 31, 2018, and our course content development staff decreased from 157 as of December 31, 2017 to 101 as of December 31, 2018. The amount of payroll and employee benefit expenses for our product development personnel decreased from RMB179.4 million in 2017 to RMB147.6 million in 2018.

Share-based compensation expenses in product development expenses decreased from RMB9.0 million in 2017 to RMB7.4 million in 2018.

Impairment loss

We incurred impairment losses of nil and RMB7.4 million in 2017 and 2018, respectively. The impairment loss was due to the write off in the amount of cost and unrealized holding gain of held-to-maturity security, as the management concluded that American International Schools, LLC was not likely to repay the liability on time.

Interest income

We recorded interest income of RMB9.2 million in 2018, as compared to net interest and other expense of RMB6.9 million in 2017. Our interest income in 2018 and 2017 were primarily attributable to purchase of time deposits and short-term investments with banks.

Interest expenses and other expense, net

We recorded net interest expenses and other expenses of RMB9.9 million in 2018, as compared to net interest expenses and other expense of RMB12.5 million in 2017. Our net interest expenses and other expenses in 2018 were primarily attributable to interest expenses of long-term loan, foreign currency loss, bank charges and government grant. Our net interest expenses and other expenses in 2017 were primarily attributable to foreign currency loss and bank charges.

Income Tax Expense

We incurred income tax expenses of RMB4.3 million and RMB3.9 million in 2017 and 2018, respectively, both of which were incurred in the Philippines as a result of our local business operations.

Net Loss

As a result of the foregoing, our net loss decreased from RMB580.8 million in 2017 to RMB416.7 million in 2018.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

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

B.                                    Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been proceeds from our initial public offering and the concurrent private placements and cash generated from operating activities. As of December 31, 2019, we had RMB1,053.4 million (US$151.3 million) in cash, cash equivalents, time deposits and short-term investments. Our cash consists of cash on hand and cash in bank, which are unrestricted as to withdrawal. Cash equivalents consist of cash held in accounts managed by certain third party online payment channels in connection with the collection of fees online. Time deposits represent a demand deposit with an initial term of greater than three months but less than one year when purchased.

As of December 31, 2019, we and our non-PRC subsidiaries held cash and cash equivalents and time deposits in the amount of US$36.3 million, PHP203.3 million and RMB47.8 million in bank accounts in the PRC, the United States, the Philippines and Hong Kong; our PRC subsidiaries held cash, cash equivalents and time deposits in the amount of RMB5.9 million, USD11.3 million in the PRC; our consolidated VIE in the Philippines held cash and cash equivalents of PHP2.5 million and US$9.7 thousand in the Philippines; and our consolidated VIEs in the PRC held cash, cash equivalents, time deposits and short-term investment in the amount of RMB639.6 million in the PRC, which included cash reserved to settle payables to our subsidiary in China. For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.” We would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiary in the PRC to our offshore subsidiaries.

On March 23, 2018, two of our HK subsidiaries, China Online Education (HK) Limited and 51Talk English International Limited entered into a two-year loan facility agreement, or the 2018 Facility with SPD Silicon Valley Bank Beijing Branch. Under the 2018 Facility, we can borrow up to US$13 million at the interest rate of 3-month LIBOR plus 4.36% per annum. The proceeds from the 2018 Facility are intended to used to finance daily working capital needs. The financial covenants include (i) our maximum quarterly refund rate; and (ii) our minimum quarterly gross billings. There are no collateral, pledges, or other restrictions under the facility agreement. Our PRC consolidated VIE, Dasheng Zhixing, as the guarantor of the 2018 Facility, assumes joint and several liabilities with the maximum limit of claim of US$15.6 million, for two years after the expirations of the facility agreement. The total interest rate of this loan as of December 31, 2019 is around 6.37% per annum. As of December 31, 2019, the remaining outstanding balance of this short-term loan was RMB16.6 million. The outstanding balance of  the loan as of December 31, 2019 is due in March 2020 and we have repaid the total outstanding balance of the loan in January 2020.

Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. We incurred net losses of RMB580.8 million, RMB416.7 million and RMB104.4 million in the years ended December 31, 2017, 2018 and 2019, respectively. Accumulated deficits were RMB2,094.5 million and RMB2,198.9 million as of December 31, 2018 and 2019, respectively. The net current liabilities were RMB931.0 million and RMB1,228.0 million as of December 31, 2018 and 2019, which included advances from students of RMB1,667.5 million and RMB2,181.8 million, respectively.

We assess our liquidity by our ability to generate cash from operating activities to fund our operations, attract investors and borrow funds on favorable economic terms. Our decreasing net losses and increasing advances from students over the last several years have resulted in an increase in our operating cash flows from RMB55.1 million and RMB29.8 million in 2017 and 2018, respectively, to RMB397.9 million in 2019.

Historically, we have relied principally on non-operational sources of financing from investors and bank borrowings to fund our business development, as our cash flows have not been significant in recent years. Our ability to continue as a going concern is dependent on management’s ability to successfully execute our business plan, which includes increasing revenues while controlling operating expenses, to generat increases in operational cash flows continuously and continue to gain support from outside sources of financing.

We believe that our current cash, cash equivalents, time deposits, short-term investments and our anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	55,074	29,781	397,933	57,158
Net cash provided by/(used in) investing activities	10,785	(4,898)	(412,910)	(59,312)
Net cash provided by/(used in) financing activities	260	68,407	(54,536)	(7,833)
Effect of exchange rate changes on cash and cash equivalents	(20,953)	(186)	(679)	(95)
Net increase/ (decrease) in cash and cash equivalents	45,166	93,104	(70,192)	(10,082)
Cash and cash equivalents at beginning of the period	274,873	320,039	413,143	59,344
Cash and cash equivalents at end of the period	320,039	413,143	342,951	49,262

Operating Activities

Net cash provided by operating activities in 2019 was RMB397.9 million (US$57.2 million). In 2018, net cash provided by operating activities was RMB29.8 million. The year-over-year increase was primarily due to our improved operating results, with lower net loss from 2018 to 2019, and our business, growth along with the market expansion into lower-tier cities in China in 2019, which in turn increased our cash received in advances from students. The increase in advances from students was RMB501.8 million (US$72.1 million), partially offset by a decrease in prepaid expenses and other current assets of RMB16.6 million (US$2.4 million) and accrued expenses and other current liabilities RMB27.2 million (US$3.9 million). The increase in advances from students was mainly due to the increase in our gross billings as we grow our business. The decrease in prepaid expenses and other current assets was mainly attributable to the net effect of capitalization and amortization of certain sales and marketing expenses.

Net cash provided by operating activities in 2018 was RMB29.8 million. In 2017, net cash provided by operating activities was RMB55.1 million. Net cash provided by operating activities in 2018 was primarily attributable to our business expansion. The non-cash items were mainly depreciation and amortization of RMB33.0 million. The decrease in working capital was mainly attributable to an increase in advances from students of RMB480.6 million and a decrease in prepaid expenses and other current assets of RMB87.4 million partially offset by a decrease of accrued expenses and other liabilities of RMB10.0 million and a decrease in taxes payable of RMB8.1 million.

Net cash provided by operating activities in 2017 was RMB55.1 million. In 2016, net cash provided by operating activities was RMB28.7 million. Net cash provided by operating activities in 2017 was primarily attributable to our business expansion. The non-cash items were mainly depreciation and amortization of RMB29.0 million. The decrease in working capital was mainly attributable to an increase in advances from students of RMB515.7 million, an increase of accrued expenses and other liabilities of RMB65.7 million, a decrease in prepaid expenses and other current assets of RMB16.5 million and an increase in taxes payable of RMB6.1 million.

Investing Activities

Net cash used in investing activities amounted to RMB412.9 million (US$59.3 million) in 2019, which was primarily attributable to investment in time deposits and short-term investments.

Net cash used in investing activities amounted to RMB4.9 million in 2018, which was primarily attributable to acquisition of fixed assets and intangible assets.

Net cash provided by investing activities amounted to RMB10.8 million in 2017, which was primarily attributable to maturity of time deposits and short-term investments.

Financing Activities

Net cash used in financing activities in 2019 amounted to RMB54.5 million (US$7.8 million), which was primarily resulted from repayment of loan facility agreement with SPD Silicon Valley Bank Beijing Branch and our share repurchase program for total cash consideration of RMB6.0 million (US$0.9 million) in 2019.

Net cash provided by financing activities in 2018 amounted to RMB68.4 million, which was derived from loan facility agreement with SPD Silicon Valley Bank Beijing Branch.

Net cash provided by financing activities in 2017 amounted to RMB0.3 million, which was derived solely from proceeds from exercise of stock options

Capital Expenditures

Our capital expenditures are incurred primarily in connection with leasehold improvements and investments in office furniture, computers and servers. Our capital expenditures were RMB35.4 million, RMB17.6 million and RMB9.6 million (US$1.4 million) in the years ended December 31, 2017, 2018 and 2019, respectively. We intend to continue to utilize real estate leasing in order to allocate our capital resources cost-efficiently. We may make acquisitions of businesses and properties that complement our operations when suitable opportunities arise.

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

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to our consolidated affiliated entity only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Risk Factors— Risks Related to Doing Business in China—PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of our equity offerings to make loans to our PRC subsidiaries and PRC consolidated VIEs or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and consolidated VIEs when needed. Notwithstanding the forgoing, our PRC subsidiaries may use their own retained earnings (rather than RMB converted from foreign currency denominated capital) to provide financial support to our consolidated affiliated entity either through entrustment loans from our PRC subsidiaries to our consolidated VIEs or direct loans to such consolidated affiliated entity’s nominee shareholders, which would be contributed to the consolidated variable interest entity as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the consolidated affiliated entity’s share capital.

The table below sets forth the respective revenue contributions of (i) our company and our subsidiaries and (ii) our consolidated VIEs for the periods indicated as a percentage of total net revenues:

	Revenue(1)
	As of December 31
	2017	2018	2019
Our company and our subsidiaries	—	—	—
Our consolidated VIEs in the PRC	100.0%	100.0%	100.0%
Our consolidated VIE in the Philippines	—	—	—
Total net revenues	100.0%	100.0%	100.0%

Note:

(1)         The percentages exclude the inter-company transactions among China Online Education Group, its subsidiaries and its consolidated VIEs.

The table below sets forth the respective asset contributions of (i) our company and our subsidiaries and (ii) our consolidated VIEs for the periods indicated as a percentage of total assets:

	Total Assets(1)
	As of December 31
	2017	2018	2019
Our company and our subsidiaries	51.5%	50.9%	35.7%
Our consolidated VIEs in the PRC	48.3%	49.0%	64.2%
Our consolidated VIE in the Philippines	0.2%	0.1%	0.1%
Total assets	100.0%	100.0%	100.0%

Note:

(1)         The percentages exclude the inter-company balances among China Online Education Group, its subsidiaries and its consolidated VIEs.

C.                                    Research and Development, Patents and Licenses, etc.

Technology

Network infrastructure

Building a reliable, scalable and secure technology infrastructure is crucial to our ability to support our lessons and the various services that we provide to our students on our online platforms. We manage our lesson delivery system mainly using our proprietary technology, and to a lesser extent, commercially available technology. In June 2014, we entered into a five-year technology service agreement with Guangzhou Huaduo, an affiliated entity of YY, which was amended in December 2015 and renewed automatically in June 2019 for a further term of five years. This agreement allows us to utilize YY’s technology in streaming audio and video data, as a complement to our proprietary technology. We have built a robust technology infrastructure to optimize the performance of our Air Class platform.

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

Proprietary CRM and ERP systems

We developed our proprietary ERP system to manage and integrate our key administrative and operational functions, especially those related to our teachers. Each step of our teachers’ interaction with our platform, from initial engagement, to interviews, orientation, teacher training, evaluation and promotion, is systematically managed and processed by our ERP system. We have also developed our proprietary CRM software to organize and manage every aspect of our students’ engagement with our platform. Our CRM software manages student information from leads generation through every step of our sales efforts, as well as tracks student feedback and performance on our platform throughout their entire learning experience.

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

As of December 31, 2019, we registered 61 domain names relating to our business, including our www.51talk.com website, with the Internet Corporation for Assigned Names and Numbers and China Internet Network Information Center. We also hold 18 works of art copyrights, 32 registered software copyrights and 162 trademarks in the PRC as of December 31, 2019.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2019 to December 31, 2019 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Payment due by period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in RMB thousands)
Operating lease obligations(1)	70,458	35,645	28,416	6,397	—
Purchase commitment(2)	72,739	72,739	—	—	—
Short-term loan(3)	16,578	16,578	—	—	—

Notes:

(1)         Represents our non-cancelable leases for our offices and learning centers, which include all future cash outflows under ASC Topic 842, Leases and the operating leases that have not commenced or with lease terms of 12 months or less as of December 31, 2019.

(2)         Represents our minimum commitments for brand promotion activities.

(3)         Represents our loan balance under a 24-month uncommitted non-revolving loan facility, which should be repaid within one year at the end of 2019.

G.                                   Safe Harbor

See “Forward-Looking Statements” on page 2 of this annual report.

ITEM 6.                        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this annual report. Mr. Wei Li, a former director of our company, resigned from our board of directors on April 2, 2020, for personal reasons and not as a result of any disagreement with our policies or practices.

Directors and Executive Officers	Age	Position/Title
Jack Jiajia Huang	34	Founder, Chairman, Chief Executive Officer
Ting Shu	34	Co-Founder, Director, Senior Vice President
Liming Zhang	49	Co-Founder, Chief Operating Officer
Min Xu	46	Chief Financial Officer
Frank Lin	55	Director
Conor Chia-hung Yang	57	Independent Director
Xiaoguang Wu	44	Independent Director

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

Mr. Conor Chia-hung Yang has served as our independent director since June 2016. Mr. Yang is a co-founder and has served as president of Black Fish Financial Group Limited since November 2017. Prior to joining Black Fish, Mr. Yang was the chief financial officer of Tuniu Corporation, a Nasdaq-listed company, from January 2013 to November 2017, the chief financial officer of E-Commerce China Dangdang Inc., a NYSE-listed company, from March 2010 to July 2012 and the chief financial officer of AirMedia Group Inc., a Nasdaq-listed company, from March 2007 to March 2010. Mr. Yang was the chief executive officer of RockMobile Corporation from 2004 to February 2007. From 1999 to 2004, Mr. Yang served as the chief financial officer of the Asia Pacific region for CellStar Asia Corporation. Mr. Yang was an executive director of Goldman Sachs (Asia) L.L.C. from 1997 to 1999. Prior to that, Mr. Yang was a vice president of Lehman Brothers Asia Limited from 1994 to 1996 and an associate at Morgan Stanley Asia Limited from 1992 to 1994. Mr. Yang currently serves as an independent director and chairman of the audit committee of I-MAB, a Nasdaq-listed company, and EHang Holding Limited, a Nasdaq-listed company. Mr. Yang received his master’s degree in business administration from University of California, Los Angeles in 1992.

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

B.                                    Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2019, we paid an aggregate of approximately US$1,162 thousand in cash to our executive officers and our non-executive directors. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

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

Share Incentive Plan

2013 Plan and 2014 Plan

We adopted an employee equity incentive plan in 2013, or the 2013 Plan, and another in 2014, or the 2014 Plan. The 2014 Plan was amended in February 2016. The 2013 Plan and the 2014 Plan are hereinafter collectively referred as the Pre-IPO Plans. The purpose of the Pre-IPO Plans is to attract and retain the best available personnel to provide additional incentives to employees, directors and consultants and to promote the success of the company’s business.

As of February 29, 2020, we are authorized to grant options or share purchase rights to purchase up to an aggregate of 36,229,922 Class A ordinary shares under the Pre-IPO Plans. As of February 29, 2020, options to purchase an aggregate number of 23,585,000 Class A ordinary shares have been granted and are outstanding, and 328,125 restricted share units have been granted and are outstanding.

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

The following table summarizes, as of February 29, 2020 the outstanding options granted to our directors and executive officers under the 2013 Plan and 2014 Plan.

Name	Class A Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Jack Jiajia Huang	*	0.28	April 1, 2016	April 1, 2026
Liming Zhang	7,749,990	0.05	December 19, 2014	December 31, 2024
		0.15	January 7, 2016	December 31, 2025
		0.55	December 31, 2016	December 31, 2026
		0.566	March 31, 2017	March 31, 2027
Min Xu	*	0.34	June 30, 2018	June 30, 2028

Total	10,624,995

*                 The aggregate number of ordinary shares exercisable from all options granted is less than 1% of our total issued and outstanding ordinary shares.

2016 Plan

We adopted the 2016 share incentive plan, or the 2016 Plan, in May 2016. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2016 Plan is initially 4,600,000 Class A ordinary shares. Beginning in 2017, the number of shares reserved for future issuances under the 2016 Plan will be increased by a number equals to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors, during the term of the 2016 Plan. On January 1, 2020, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2016 Plan was increased to 22,922,738 Class A ordinary shares. As of February 29, 2020, 8,810,895 restricted share units have been granted and are outstanding. The following paragraphs summarize the terms of the 2016 Plan.

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

The following table summarizes, as of February 29, 2020, the outstanding restricted share units granted to our directors and executive officers under the 2016 Plan.

Name	Restricted Share Units	Date of Grant	Vesting Schedule
Jack Jiajia Huang	*	October 1, 2019	Approximately 3 years from the date of grant
Frank Lin	*	October 31, 2019	Approximately 2 years from the date of grant.
Conor Chia-hung Yang	*	September 30, 2018	Approximately 2 years from the date of grant
Xiaoguang Wu	*	September 30, 2018	Approximately 21 months from the date of grant
Liming Zhang	*	March 31, 2017	Approximately 4 years from the date of grant.
		December 31, 2019	Approximately 1 year from the date of grant.
Min Xu	*	June 30, 2018	Approximately 4 years from the date of grant
		December 31, 2019	Approximately 1 year from the date of grant.
		December 31, 2019	Approximately 4 years from the date of grant.
Total	2,663,190

*                 The aggregate number of ordinary shares that will be vested from restricted share units is less than 1% of our total issued and outstanding ordinary shares.

As of February 29, 2020, other current and former employees as a group held options to purchase  12,960,005 Class A ordinary shares under the 2013 Plan and the 2014 Plan, with exercise prices ranging from US$0.0167 to US$0.566 per Class A ordinary share. As of February 29, 2020, other current employees as a group held 6,475,830 restricted share units under the 2014 and the 2016 Plan.

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

We had a total of 2,859, 2,499 and 2,193 full-time employees as of December 31, 2017, 2018 and 2019, respectively. As of December 31, 2019, we had 704 full-time employees in Beijing, 122 full-time employees in Shanghai, 85 full-time employees in Wuhan, 23 full-time employees in Shenzhen, 1,258 full-time employees in the Philippines and one full-time employee in Hong Kong. In addition to our full-time employees, Dasheng Zhixing entered into services outsource agreements with independent third party suppliers in December 2015 through which it outsourced part of its marketing and sales functions. As of December 31, 2019, we had 3,082 outsourced personnel mainly performing sales and marketing functions for us. The following table sets forth the number of our full-time employees, categorized by function, as of December 31, 2019:

	Number of full-time employees
Function	China		the Philippines	Total
Telemarketing sales	114		—	114
Student support	31		—	31
Free trial teachers	—		819	819
Marketing and branding	163		—	163
General and administrative	312	(1)	413	725
Technology and product development	315		26	341
Total	935		1,258	2,193

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

Independently contracted foreign teachers delivering paid lessons on our platform are generally not our full-time employees. We enter into service contracts with such independently contracted teachers, and pay service fees to them based on the number of lessons they teach and their teaching performance. We had approximately 15.0 thousand, 21.0 thousand and 23.0 thousand independently contracted foreign teachers available to deliver lessons on our platform as of December 31, 2017, 2018 and 2019, respectively.

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

E.                                    Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 29, 2020:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially 5% or more of our ordinary shares.

The calculations in the table below are based on 313,129,194 ordinary shares outstanding as of February 29, 2020, comprising of 137,048,453 Class A ordinary shares (excluding (i) 3,703,230 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the issuer’s share incentive plan; and (ii) the company’s repurchase of 1,808,220 Class A ordinary shares in the form of ADSs held as treasury shares) and 176,080,741 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A ordinary Shares	Class B ordinary Shares	Total ordinary shares on an as- converted basis	% of total ordinary shares on an as converted basis	% of aggregate voting power †
Directors and Executive Officers:**
Jack Jiajia Huang(1)	2,549,055	58,414,744	60,963,799	19.3	30.9
Ting Shu(1)	2,549,055	58,414,744	60,963,799	19.3	30.9
Frank Lin(2)	*	—	*	*	*
Liming Zhang(3)	7,683,735	—	7,683,735	2.4	0.4
Min Xu	*	—	*	*	*
Conor Chia-hung Yang	*	—	*	*	*
Xiaoguang Wu	*	—	*	*	*
All directors and executive officers as a group	11,201,895	58,414,744	69,616,639	21.5	31.2

Principal Shareholders:
DCM Funds(4)	11,842,105	58,703,507	70,545,612	22.5	31.6
Dasheng International Holdings Limited(1)	2,549,055	58,414,744	60,963,799	19.3	30.9
Sequoia Capital China Investment Funds(5)	50,980,288	—	50,980,288	16.3	2.7
Shunwei Technology Limited(6)	—	37,329,473	37,329,473	11.9	19.7
Duowan Entertainment Corp.(7)	3,749,850	21,632,985	25,382,835	8.1	11.6

Notes:

*                 Less than 1% of total ordinary shares on an as-converted basis.

**          Except for Frank Lin, the business address for our directors and officers is 6th Floor Deshi Building North, Shangdi Street, Haidian District, Beijing 100085, PRC.

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

(1)         Consists of (i) 40,890,321 Class B ordinary shares held by Dasheng Global Limited, a company incorporated in the British Virgin Islands (ii) 49,050 Class A ordinary shares in the form of ADSs held by Jack Jiajia Huang (iii) 2,500,005 Class A ordinary shares issuable to Jack Jiajia Huang upon exercise of options and vested from restricted share units within 60 days after February 29, 2020, and (iv) 17,524,423 Class B ordinary shares held by Dasheng Online Limited, a company incorporated in the British Virgin Islands. The registered office address of Dasheng Global Limited is Quastisky Building, P.O. Box 4389, Road Town, Tortola, British Virgin Islands. The registered office address of Dasheng Online Limited is c/o Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola. British Virgin Islands. Each of Dasheng Global Limited and Dasheng Online Limited is wholly owned by Dasheng International Holdings Limited, a company incorporated in the British Virgin Islands which is wholly owned by TB Family Trust, for which TMF (Cayman) Ltd. acts as the trustee. The settlors of TB Family Trust are Mr. Huang and Ms. Shu. Mr. Huang, Ms. Shu and their family members are beneficiaries under TB Family Trust. Mr. Huang and Ms. Shu are husband and wife.

(2)         The business address of Frank Lin is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, United States.

(3)         Consists of (i) 71,250 Class A ordinary shares represented by ADSs held by Liming Zhang; and (ii) 7,612,485 Class A ordinary shares issuable to Liming Zhang upon exercise of options and vested from restricted share units within 60 days after February 29, 2020.

(4)         Consists of (i) 58,703,507 Class B ordinary shares held by DCM Hybrid RMB Fund, L.P., or Hybrid Fund; (ii) 11,184,217 Class A ordinary shares held by DCM Ventures China Turbo Fund, L.P., or Turbo Fund, and (iii) 657,888 Class A ordinary shares held by DCM Ventures China Turbo Affiliates Fund, L.P., or Turbo Affiliates Fund, as reported in a Schedule 13D amendment jointly filed by, among others, Hybrid Fund, Turbo Fund and Turbo Affiliates Fund, on February 5, 2020. The registered office address of each of Hybrid Fund, Turbo Fund and Turbo Affiliates Fund is c/o Campbell Corporate Services Limited, Scotia Centre, P.O. Box 268, Grand Cayman, KY1-1104, Cayman Islands. The general partner of Hybrid Fund is DCM Hybrid RMB Fund Investment Management, L.P., or Hybrid Fund DGP, whose general partner in turn, is DCM Hybrid RMB Fund International, Ltd., or Hybrid Fund UGP. K. David Chao, or Chao, and Jason Krikorian, or Krikorian, are directors of Hybrid Fund UGP. Hybrid Fund DGP and Hybrid Fund UGP may be deemed to have sole voting and disposal power to such shares held by Hybrid Fund. Chao and Krikorian may be deemed to have shared voting and disposal power to such shares held by Hybrid Fund. The business address of Hybrid Fund DGP and Hybrid Fund UGP is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, the United States. The general partner of each of Turbo Fund and Turbo Affiliates Fund is DCM Turbo Fund Investment Management, L.P., or Turbo Fund DGP, whose general partner in turn, is DCM Turbo Fund International, Ltd., or Turbo Fund UGP. Chao and Krikorian are directors of Turbo Fund UGP. Turbo Fund DGP and Turbo Fund UGP may be deemed to have sole voting and disposal power to such shares held by Turbo Fund and Turbo Affiliates Fund. Chao and Krikorian may be deemed to have shared voting and disposal power to such shares held by Turbo Fund and Turbo Affiliates Fund. The business address of Turbo Fund DGP and Turbo Fund UGP is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, the United States.

(5)         Consists of (i) 36,285,762 Class A ordinary shares held by SCC Venture V Holdco I, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands; and (ii) 14,694,526 Class A ordinary shares held by SCC Growth I Holdco A, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands. SCC Venture V Holdco I, Ltd. is wholly owned by Sequoia Capital China Venture Fund V, L.P., whose general partner is SC China Venture V Management, L.P., whose general partner in turn, is SC China Holding Limited. SCC Growth I Holdco A, Ltd. is wholly owned by Sequoia Capital China Growth Fund I, L.P. The general partner of Sequoia Capital China Growth Fund I, L.P. is Sequoia Capital China Growth Fund Management I, L.P., whose general partner is SC China Holding Limited. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, which in turn is wholly owned by Neil Nanpeng Shen. The registered address of SCC Growth I Holdco A, Ltd. and SCC Venture V Holdco I, Ltd. is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(6)         Representing 37,329,473 Class B ordinary shares held by Shunwei Technology Limited, as reported in a Schedule 13G jointly filed by Shunwei Technology Limited, Shunwei China Internet Fund, L.P., Shunwei Capital Partners GP, L.P., Shunwei Capital Partners GP Limited and Mr. Tuck Lye Koh, on February 1, 2019. The registered office address of Shunwei Technology Limited is Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. Shunwei Technology Limited is wholly owned by Shunwei China Internet Fund, L.P., whose general partner is Shunwei Capital Partners GP, L.P., whose general partner in turn, is Shunwei Capital Partners GP Limited. Shunwei Capital Partners GP Limited is controlled by Mr. Tuck Lye Koh. The business address of Mr. Tuck Lye Koh is 32D Watten Rise, Singapore 286651.

(7)         Consists of (i) 19,431,174 Class B ordinary shares and 3,749,850 Class A ordinary shares in the form of ADSs held by Duowan Entertainment Corporation; and (ii) 2,201,811 Class B ordinary shares held by Engage Capital Partners I, L.P. , as reported in a Schedule 13G amendment jointly filed by JOYY Inc. and Duowan Entertainment Corporation, on February 5, 2020. Duowan Entertainment Corporation holds 93.5% economic interest in Engage Capital Partners I, L.P. Duowan Entertainment Corporation is wholly owned by JOYY Inc., a Nasdaq-listed company.The registered office address of Engage Capital Partners I, L.P. is 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9007, Cayman Islands. The registered office address of Duowan Entertainment Corp. is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands.

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

To our knowledge, as of February 29, 2020, 74,226,060 of our Class A ordinary shares are held by one record holder in the United States (excluding (i) 3,703,230 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the issuer’s share incentive plan; and (ii) the company’s repurchase of 1,808,220 Class A ordinary shares in the form of ADSs held as treasury shares) which is the depositary of our ADS program, representing 54.2% of our total issued and outstanding Class A ordinary shares as of such date. As of February 29, 2020, none of our Class B ordinary shares are held by record holders in the United States.

For options and restricted share units granted to our officers, directors and employees, see “—B. Compensation of Directors and Executive Officers—Share Incentive Plan.”

ITEM 7.                        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.                                    Related Party Transactions

Contractual Arrangements with our Consolidated VIEs

PRC law currently limits direct foreign equity ownership of business entities providing value-added telecommunications services. To comply with these foreign ownership restrictions requirements, we operate our online platform through a series of contractual arrangements with our consolidated VIEs and their respective shareholders. We have also entered into a series of contractual arrangements with Philippines Co I, Philippines Co II, Philippines Co III and their respective shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

Transactions with Shareholders and Affiliates

Transactions with Duowan Entertainment Corporation. In June 2014, Dasheng Zhixing entered into a five-year technology service agreement with Guangzhou Huaduo, an affiliated entity of YY, which was amended in December 2015 and renewed automatically in June 2019 for a further term of five years. This agreement provides Dasheng Zhixing with the right to use the audio and video streaming software, technical support service, servers and Internet connection bandwidth capacity from YY. The right to use the audio and video streaming software, servers, Internet connection bandwidth capacity and technology support are collectively referred to as “audio and video streaming solution”. The audio and video streaming solution provided by YY is free of charge up to a preset level of bandwidth usage.

We estimated the fair value of the audio and video streaming solution service provided by YY. For the year ended December 31, 2019, the fair value of the audio and video streaming solution provided by YY is estimated to be nil, which is recognized as cost of revenues and a shareholder contribution.

Transactions with Beijing Dasheng Time Technology Co., Ltd.  In August 2014, Beijing Dasheng Time Technology Co., Ltd (“Dasheng Time”) was incorporated by Ting Shu, our co-founder, director and senior vice president. In November 2019, Dasheng Zhixing entered into a promotion channel service agreement with Dasheng Time. Under the cooperation, Dasheng Zhixing provides online lessons of Dasheng Time to students who purchased our prepaid credit packages, as the promotion channel to Dasheng Time. For the year ended 2019, the fair value of promotion service provided by Dasheng Zhixing is estimated to be RMB535, which are recognized as net revenues.

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

B.                                    Memorandum and Articles of Association

The following are summaries of material provisions of our currently effective fifth amended and restated memorandum and articles of association, as well as the Companies Law (2020 Revision) insofar as they relate to the material terms of our ordinary shares. The information set forth in Exhibit 2.6 to this Annual Report on Form 20-F is incorporated herein by reference.

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

D.            Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC Regulations—Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents,” “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC Regulations—Regulations on Foreign Exchange—Foreign Currency Exchange”

E.            Taxation

The following discussion of Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or differing interpretation, possibly with retroactive effect. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Travers Thorp Alberga, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Tian Yuan Law Firm, our PRC counsel.

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

Our PRC subsidiaries and PRC consolidated VIEs are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the EIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. We are subject to VAT at a rate of 6%, 9% and 13% on the services we provide, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.

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

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries through COE HK Co I. The EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, which issued by SAT in February 2009, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, SAT promulgated SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. SAT Circular 60 has been replaced by the Measures for the Administration of Non-resident Taxpayers’ Enjoyment of Treaty Benefits, or SAT Circular 35, which was promulgated by the State Administration of Taxation on October 14, 2019 and became effective on January 1,2020. SAT Circular 35 provides that Non-resident taxpayers’ enjoyment of treaty benefits shall be handled in the manner of “self-assessment, claim for and enjoyment of treaty benefits, and retention of relevant materials for review.” If a non-resident taxpayer determines through self-assessment that he or she is eligible for treaty benefits, he or she may, when filing tax returns, or when a withholding agent files withholding returns, enjoy tax treaty benefits, and collect and retain relevant materials for review in accordance with the provisions of SAT Circular 35 and accept the follow-up administration of tax authorities. Accordingly, COE HK Co I may be able to benefit from the 5% withholding tax rate for the dividends it receives from Dasheng Online, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. SAT Circular 81 also ruled that in order to enjoy the preferential withholding tax rates on dividend, an enterprise must be the “beneficial owner” of the relevant dividend income. However, if such enterprise otherwise qualifies for such preferential withholding tax rates through any transaction or arrangement, whose main purpose is to qualify for such preferential withholding tax rates, the enterprise cannot enjoy the preferential withholding tax rates and the competent tax authority has the power to adjust the applicable withholding tax rates if it so determines. SAT Notice 9, issued by the SAT and effective in April 2018, provided that a “beneficial owner” refers to a person who has ownership and disposal rights to the income or any rights and assets arising from such income, and the tax authority is discretionary to determine whether an enterprise is determined as a “beneficial owner.” However, since SAT Notice 9 is newly issued, it remains unclear how the PRC tax authorities will implement it in practice and to what extent they will affect us. Once the competent tax authority determines that our Hong Kong subsidiary is a conduit company and thus fails to get qualified as the “beneficial owner” of the dividend income it receives from our PRC subsidiaries, the higher 10% withholding tax rate will apply.

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

United States Federal Income Taxation

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our ADSs or ordinary shares. This summary applies only to U.S. Holders that hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended. This summary is based on U.S. tax laws in effect as of the date of this annual report, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this annual report, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. Moreover, this summary does not address the U.S. federal estate, gift, Medicare, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

•                  investors that have a functional currency other than the U.S. dollar;

•                  persons that actually or constructively own 10% or more of our stock (by vote or value);

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% (by value) or more of the stock.

Although the law in this regard is not clear, we treat our consolidated VIEs as being owned by us for U.S. federal income tax purposes because we exercise effective control over the consolidated VIEs and are entitled to substantially all of their economic benefits. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined that we are not the owner of the consolidated VIEs for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year. Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based upon our income and assets (including goodwill and other unbooked intangibles) and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2019 and do not anticipate becoming a PFIC in the foreseeable future.

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

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) that is readily tradable on an established securities market in the United States, including the NYSE. Because our ADSs are listed on the NYSE, the ADSs are expected to be readily tradable on an established securities market in the United States. Thus, we believe that we will be treated as a qualified foreign corporation with respect to the dividends we pay on our ADSs, but there can be no assurance in this regard. Since we do not expect that our ordinary shares will be listed on an established securities market, it is unclear whether dividends that we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. However, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information — E.Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our ADS or ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described in the preceding paragraph. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends-received deduction allowed to corporations.

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

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

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

In accordance with NYSE Rule 203.01, we will post this annual report on our website 51talk.investorroom.com. In addition, we will provide hardcopies of our annual report to shareholders, including ADS holders, free of charge upon request.

I.                                        Subsidiary Information

Not applicable.

ITEM 11.                 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our revenues are denominated in Renminbi, and a significant portion of our costs is incurred and paid in Philippine Pesos or U.S. dollars. The conversion of Renminbi into foreign currencies, including the U.S. dollars and Philippine Peso, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. We are also exposed to the risk of an increase in the value of the Philippine Peso relative to the Renminbi, which would increase our expenses. We had a net foreign exchange loss of US$0.2 million in 2016. Therefore, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi and between Philippine Peso and Renminbi, because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars and a significant portion of our costs is incurred and paid in Philippine Pesos or U.S. dollars. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

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

A hypothetical 10% decrease in the exchange rate of the U.S. dollar against the RMB would have resulted in a decrease of RMB36.3 million (US$5.2 million) in the value of our U.S. dollar-denominated financial assets at December 31, 2019.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program upon such terms and conditions as we and the depositary may agree from time to time. In 2019, we received US$108.7 thousand from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.

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

We received net proceeds of approximately RMB424.5 million (US$61.1 million) from our initial public offering, concurrent private placement and exercise of over-allotment option. Our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs in our offering totaled RMB53.5 million (US$7.7 million), which included RMB28.9 million (US$4.2 million) for underwriting discounts and commissions and RMB24.6 million (US$3.5 million) for other expenses.

For the period from June 9, 2016, the date that the Registration Statement on Form F-1 was declared effective by the SEC, to December 31, 2018, we used all net proceeds of US$61.1 million from our initial public offering, concurrent private placement and exercise of over-allotment option. We have used US$61.1 million to research and development, including improvement of our technology platform and expansion and enhancement of our course offerings.

ITEM 15.                 CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our chief executive officer and chief financial officer have performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report. Based upon that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were ineffective as of December 31, 2019 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, because of the material weakness in our internal control over financial reporting described below. Our disclosure controls and procedures were not effective to satisfy the objectives for which they are intended.

Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of December 31, 2019 due to the material weakness described below, we believe that the consolidated financial statements included in this annual report on Form 20-F correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2019 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” issued by the Committee on Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework (2013), due to the material weakness described in “Changes in Internal Control over Financial Reporting” below, our management concluded that, as of December 31, 2019, our internal control over financial reporting was ineffective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2019.

Changes in Internal Control over Financial Reporting

In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2019, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting as of December 31, 2019. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness is related to the lack of U.S. GAAP expertise to address complex U.S. GAAP technical accounting issues, related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. To remedy our control deficiencies, we have implemented and will continue to implement measures to improve our internal control over financial reporting.

We have hired personnel with relevant experience and necessary expertise to strengthen our financial reporting function and to set up a financial and system control framework. In 2018, we hired our financial director and accounting manager with working experience of U.S. GAAP and SEC reporting requirements. In 2019, we have provided trainings to our reporting team members regarding updated accounting policies, strengthened our closing and reporting process, and optimized our accounting manual, closing checklist and standard of reporting process.

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

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	2018	2019
	RMB	RMB
	(in thousands)
Audit Fees(1)	7,350	6,750
Tax Fees(2)	150	258

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

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers, including audit services and tax services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16.D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On September 9, 2019, we announced a share repurchase program, pursuant to which we were authorized to repurchase our own Class A ordinary shares, in the form of ADSs, with an aggregate value of up to US$2.0 million during a six-month period between October 1, 2019 and March 31, 2020. As of December 31, 2019, we had repurchased an aggregate of 120,448 ADSs for US$852.4 thousand on the open market under this program, at an average price of US$7.08 per ADS.

The following table sets forth certain information about our repurchases during the periods presented.

Period	Total Number of ADSs Purchased	Average Price Paid per ADS (US$)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of ADSs that May Yet be Purchased Under the Plans or Programs
October, 2019	75,843	7.1461	75,843	$1,458,015.72
November, 2019	38,889	6.9905	38,889	$1,186,163.67
December, 2019	5,716	6.7427	5,716	$1,147,622.27
January, 2020	100	9.5	100	$1,146,672.27
Total	120,548	N/A	120,548	N/A

ITEM 16.F.      CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G.    CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country.

Among these corporate governance listing standards, Section 303A.01 of the NYSE Listed Company Manual requires that the board of directors be comprised of a majority of independent directors. Section 303A.07(a) of the NYSE Listed Company Manual requires the audit committee be comprised of at least three members. Section 303A.04(a) of the NYSE Listed Company Manual requires that a nominating and governance committee be composed entirely of independent directors. Section 303A.05(a) of the NYSE Listed Company Manual requires that a compensation committee be composed entirely of independent directors. We are a Cayman Islands company, and there are no requirements under applicable Cayman Islands law that correspond to these sections of the NYSE Listed Company Manual. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we followed our home country practice and are exempted from the requirements of Sections 303A.01, 303A.07(a), 303A.04(a) and Section 303A.05(a) of the NYSE Listed Company Manual.

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

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)
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

2.6*	Description of Securities
4.1	2013 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)
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

4.7*	Exclusive Option Agreement among Dasheng Online, Jack Jiajia Huang and Dasheng Zhixing dated June 3, 2019
4.8*	Exclusive Option Agreement among Dasheng Online, Ting Shu and Dasheng Zhixing dated June 18, 2013
4.9*	Equity Interest Pledge Agreement among Dasheng Online, Jack Jiajia Huang and Dasheng Zhixing dated June 3, 2019
4.10*	Equity Interest Pledge Agreement among Dasheng Online, Ting Shu and Dasheng Zhixing dated June 18, 2013
4.11*	Power of Attorney granted by Jack Jiajia Huang to Dasheng Online dated June 3, 2019
4.12*	Power of Attorney granted by Ting Shu to Dasheng Online dated June 18, 2013
4.13*	Spousal Consent granted by Ting Shu dated June 3, 2019

Exhibit Number	Description of Document
4.14

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

4.24

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

4.27

Guarantee Agreement by and between Dasheng Zhixing and SPD Silicon Valley Bank Beijing Branch dated March 23, 2018 (incorporated herein by reference to Exhibit 4.28 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2018).

Exhibit Number	Description of Document
4.28

Exclusive Business Cooperation Agreement between Helloworld Online and Dasheng Helloworld dated September 18, 2018 (incorporated herein by reference to Exhibit 4.29 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 23, 2019)

4.29

Exclusive Option Agreement among Helloworld Online, the shareholders of Dasheng Helloworld and Dasheng Helloworld dated September 18, 2018 (incorporated herein by reference to Exhibit 4.30 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 23, 2019)

4.30

Equity Interest Pledge Agreement among Helloworld Online, the shareholders of Dasheng Helloworld and Dasheng Helloworld dated September 18, 2018 (incorporated herein by reference to Exhibit 4.31 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 23, 2019)

4.31

Powers of Attorney granted by the shareholders of Dasheng Helloworld dated September 18, 2018 (incorporated herein by reference to Exhibit 4.32 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 23, 2019)

4.32

Spousal Consent granted by Ting Shu dated September 18, 2018 (incorporated herein by reference to Exhibit 4.33 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 23, 2019)

4.33*	Exclusive Business Cooperation Agreement between Dasheng Online and Dasheng Zhiyun dated July 19, 2019
4.34*	Exclusive Option Agreement among Dasheng Online, the shareholders of Dasheng Zhiyun and Dasheng Zhiyun dated July 19, 2019
4.35*	Equity Interest Pledge Agreement among Dasheng Online, the shareholders of Dasheng Zhiyun and Dasheng Zhiyun dated July 19, 2019
4.36*	Power of Attorney granted by Jack Jiajia Huang to Dasheng Online dated July 19, 2019
4.37*	Power of Attorney granted by Caijian Jia to Dasheng Online dated July 19, 2019
4.38*	Power of Attorney granted by Jing Chen to Dasheng Online dated July 19, 2019
4.39*	Spousal Consent granted by Ting Shu dated July 19, 2019
4.40*	Spousal Consent granted by Yanchun Li dated July 19, 2019
4.41*	Spousal Consent granted by Xiaohua Lian dated July 19, 2019
8.1*	Principal subsidiaries and Variable Interest Entities of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Travers Thorp Alberga
15.2*	Consent of Tian Yuan Law Firm
15.3*	Consent of Lee Yu Rigets Law
15.4*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: April 6, 2020

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of China Online Education Group:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of China Online Education Group and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive loss, of changes in shareholders’ deficit and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 06, 2020

We have served as the Company's auditor since 2015.

CHINA ONLINE EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS

As of December 31, 2018 and 2019

(In thousands, except for share and per share data)

		As of December 31
	Notes	2018	2019	2019
		RMB	RMB	US$
				(Note 2(f))
ASSETS
Current assets:
Cash and cash equivalents	2(h)	413,143	342,951	49,262
Time deposits	2(i)	162,688	144,093	20,698
Short-term investments	2(j)	136,304	452,936	65,060
Inventory		—	308	44
Prepaid expenses and other current assets	4	242,499	250,215	35,941
Total current assets		954,634	1,190,503	171,005
Non-current assets:
Property and equipment, net	5	35,341	20,336	2,921
Intangible assets, net	6	11,790	9,918	1,425
Goodwill		4,223	4,223	607
Right-of-use assets	7	—	56,638	8,136
Time deposits	2(i)	—	113,415	16,291
Other non-current assets		4,230	6,784	974
Total non-current assets		55,584	211,314	30,354
Total assets		1,010,218	1,401,817	201,359

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term loan	9	—	16,578	2,381
Advances from students (all from consolidated variable interest entities (“VIEs”) without recourse, Note 1)	2(m)	1,667,470	2,181,808	313,397
Accrued expenses and other current liabilities (including from consolidated VIEs without recourse to the Company of RMB106,974 and RMB86,043 as of December 31, 2018 and 2019, respectively, Note 1)	8	201,240	166,955	23,982
Lease liability	7	—	31,550	4,532
Taxes payable (including from consolidated VIEs without recourse to the Company of RMB14,224 and RMB14,123 as of December 31, 2018 and 2019, respectively, Note 1)		16,917	21,661	3,111
Total current liabilities		1,885,627	2,418,552	347,403

The accompanying notes are an integral part of these consolidated financial statements.

CHINA ONLINE EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS

As of December 31, 2018 and 2019

(In thousands, except for share and per share data)

		As of December 31
	Notes	2018	2019	2019
		RMB	RMB	US$
				(Note 2(f))
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Non-current liabilities:
Long-term loan	9	69,045	—	—
Advances from students (all from consolidated variable interest entities (“VIEs”) without recourse, Note 1)		17,321	4,783	687
Deferred tax liabilities	10(c)	21	—	—
Lease liability		—	23,545	3,382
Other non-current liabilities (including from consolidated VIEs without recourse to the Company of RMB235 and RMB247 as of December 31, 2018 and 2019, respectively, Note 1)		853	1,595	229
Total non-current liabilities		87,240	29,923	4,298
Total liabilities		1,972,867	2,448,475	351,701

Commitments and contingencies	15

Shareholders’ deficit:
Ordinary shares (US$0.0001 par value; 1,500,000,000 and 1,500,000,000 shares (including 1,000,000,000 Class A shares, 350,000,000 Class B shares and 150,000,000 shares to be designated by the Board of Directors) authorized as of December 31, 2018 and 2019, respectively; 305,917,524 and 313,857,894 shares (including 90,744,233 Class A shares and 223,113,661 Class B shares) issued as of December 31, 2018 and 2019, respectively; 305,917,524 and 312,051,174 shares (including 88,937,513 Class A shares and 223,113,661 Class B shares) outstanding as of December 31, 2018 and 2019, respectively)	11	199	205	29
Treasury stock	2(x)	—	(6,011)	(863)
Additional paid-in capital		1,107,019	1,128,079	162,038
Accumulated other comprehensive income		24,615	29,971	4,307
Accumulated deficit		(2,094,482)	(2,198,902)	(315,853)
Total shareholders’ deficit		(962,649)	(1,046,658)	(150,342)
Total liabilities and shareholders’ deficit		1,010,218	1,401,817	201,359

The accompanying notes are an integral part of these consolidated financial statements.

CHINA ONLINE EDUCATION GROUP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the years ended December 31, 2017, 2018 and 2019

(In thousands, except for share and per share data)

		For the year ended December 31,
	Notes	2017	2018	2019	2019
		RMB	RMB	RMB	US$
					(Note 2(f))

Net revenues		847,993	1,145,517	1,478,493	212,372
Cost of revenues		(314,121)	(410,908)	(439,923)	(63,191)
Gross profit		533,872	734,609	1,038,570	149,181
Operating expenses:
Sales and marketing expenses		(657,065)	(731,233)	(792,591)	(113,849)
Product development expenses		(223,202)	(185,000)	(157,505)	(22,624)
General and administrative expenses		(224,395)	(223,057)	(196,029)	(28,158)
Total operating expenses		(1,104,662)	(1,139,290)	(1,146,125)	(164,631)
Loss from operations		(570,790)	(404,681)	(107,555)	(15,450)
Impairment loss		—	(7,364)	—	—
Interest income		6,863	9,167	17,654	2,536
Interest expenses and other expense, net		(12,542)	(9,936)	(9,451)	(1,358)
Loss before income tax expenses		(576,469)	(412,814)	(99,352)	(14,272)
Income tax expenses	10(b)	(4,342)	(3,880)	(5,068)	(728)
Net loss, all attributable to the Company’s ordinary shareholders		(580,811)	(416,694)	(104,420)	(15,000)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	13	301,610,060	304,542,400	308,364,918	308,364,918
Net loss per share attributable to ordinary shareholders—basic and diluted	13	(1.93)	(1.37)	(0.34)	(0.05)
Net loss per ADS attributable to ordinary shareholders—basic and diluted		(28.95)	(20.55)	(5.08)	(0.73)
Comprehensive loss:
Net loss		(580,811)	(416,694)	(104,420)	(15,000)
Other comprehensive income/(loss)
Foreign currency translation adjustments		(24,662)	16,939	5,356	769
Total comprehensive loss		(605,473)	(399,755)	(99,064)	(14,231)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA ONLINE EDUCATION GROUP

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

For the years ended December 31, 2017, 2018 and 2019

(In thousands, except for share and per share data)

							Accumulated Other		Total
		Ordinary Shares		Additional Paid-	Treasury stock		Comprehensive	Accumulated	Shareholders’
	Notes	Shares	Amount	in Capital	Shares	Amount	Income/(Loss)	Deficit	Deficit
			RMB	RMB		RMB	RMB	RMB	RMB
Balance as of December 31, 2016		300,833,124	196	1,041,259	—	—	32,338	(1,172,976)	(99,183)

Exercise of stock options		1,583,655	1	811	—	—	—	—	812
Settlement of RSU		297,480	—	—	—	—	—	—	—
Share-based compensation		—	—	35,069	—	—	—	—	35,069
Contribution from a shareholder		—	—	384	—	—	—	—	384
Net loss		—	—	—	—	—	—	(580,811)	(580,811)
Foreign currency translation adjustment		—	—	—	—	—	(24,662)	—	(24,662)
Balance as of December 31, 2017		302,714,259	197	1,077,523	—	—	7,676	(1,753,787)	(668,391)

Effect of changes in accounting principles related to revenue recognition	2(l)	—	—	—	—	—	—	75,999	75,999
Exercise of stock options		2,070,915	1	1,611	—	—	—	—	1,612
Settlement of RSU		1,132,350	1	(1)	—	—	—	—	—
Share-based compensation		—	—	27,886	—	—	—	—	27,886
Net loss		—	—	—	—	—	—	(416,694)	(416,694)
Foreign currency translation adjustment		—	—	—	—	—	16,939	—	16,939
Balance as of December 31, 2018		305,917,524	199	1,107,019	—	—	24,615	(2,094,482)	(962,649)

Exercise of stock options		5,001,660	3	4,331	—	—	—	—	4,334
Settlement of RSU		2,938,710	3	(3)	—	—	—	—	—
Share-based compensation		—	—	16,732	—	—	—	—	16,732
Share repurchase program	2(x)	—	—	—	1,806,720	(6,011)	—	—	(6,011)
Net loss		—	—	—	—	—	—	(104,420)	(104,420)
Foreign currency translation adjustment		—	—	—	—	—	5,356	—	5,356
Balance as of December 31, 2019		313,857,894	205	1,128,079	1,806,720	(6,011)	29,971	(2,198,902)	(1,046,658)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA ONLINE EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2017, 2018 and 2019

(In thousands, except for share and per share data)

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				(Note 2(f))
Cash flows from operating activities:
Net loss	(580,811)	(416,694)	(104,420)	(15,000)
Adjustments to reconcile net loss to net cash used in operating activities:
Unrealized loss from foreign currency exchange	—	1,757	(1,770)	(254)
Share-based compensation expense	35,069	27,886	16,732	2,403
Depreciation and amortization	29,007	32,970	26,625	3,824
Impairment loss	—	7,364	—	—
Contribution from a shareholder	384	—	—	—
Deferred taxes (benefits)/expenses	(327)	73	(153)	(22)
Gain on disposal of property, equipment	—	—	(27)	(4)
Changes in assets and liabilities:
Inventory	—	—	308	44
Prepaid expenses and other current assets	(16,493)	(87,412)	(16,644)	(2,390)
Operating lease right of use assets	—	—	(56,638)	(8,136)
Other non-current assets	800	1,296	(538)	(77)
Advances from students	515,672	480,568	501,800	72,079
Accrued expenses and other liabilities	65,711	(9,959)	(27,181)	(3,904)
Operating lease liabilities	—	—	55,095	7,914
Taxes payable	6,062	(8,068)	4,744	681
Net cash provided by operating activities	55,074	29,781	397,933	57,158
Cash flows from investing activities:
Purchases of property and equipment	(35,392)	(17,605)	(9,604)	(1,380)
Purchase of intangible assets	(8,935)	(3,962)	(1,530)	(220)
Placement of time deposits	(226,721)	(224,586)	(443,454)	(63,698)
Placement of short-term investments	(100,000)	(190,073)	(997,564)	(143,291)
Withdrawal of time deposits	381,833	276,326	351,281	50,458
Withdrawal of short-term investments	—	155,002	687,863	98,805
Proceeds from disposal of property and equipment	—	—	98	14
Net cash provided by/(used in) investing activities	10,785	(4,898)	(412,910)	(59,312)
Cash flows from financing activities:
Share repurchase program	—	—	(6,011)	(863)
Proceeds from exercise of stock options	260	1,611	4,334	623
Drawdown of Short-term loan	—	85,856	—	—
Short-term loan repayment	—	(19,060)	(52,859)	(7,593)
Net cash provided by financing activities	260	68,407	(54,536)	(7,833)
Effect of exchange rate changes on cash and cash equivalents	(20,953)	(186)	(679)	(95)
Net increase /(decrease) in cash and cash equivalents	45,166	93,104	(70,192)	(10,082)
Cash and cash equivalents at the beginning of the year	274,873	320,039	413,143	59,344
Cash and cash equivalents at the end of the year	320,039	413,143	342,951	49,262
Supplemental disclosure of cash flow information
Cash paid for income taxes	—	10,538	1,809	260
Cash paid for interest expenses	—	1,944	3,110	447
Non-cash supplemental financing activities
Contribution from a shareholder (Note 16)	384	—	—	—

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

As of December 31, 2019, the Company’s major subsidiaries and VIEs are as follows:

Company	Place of Incorporation/ Establishment	Date of Incorporation/ Establishment	Percentage of Direct or Indirect Economic Ownership
Subsidiaries
China Online Education (HK) Limited	Hong Kong	April 1, 2013	100%
51Talk English International Limited	Hong Kong	October 7, 2014	100%
China Online Innovations Inc.*	Philippines	October 9, 2014	99.99986%
On Demand English Innovations Inc.*	Philippines	January 14, 2016	99.996%
Beijing Dasheng Online Technology Co., Ltd.	PRC	June 4, 2013	100%
Helloworld Online Education Group	Cayman	July 13, 2018	100%
Helloworld Online Education Group (HK) Limited	Hong Kong	August 10, 2018	100%
Beijing Helloworld Online Technology Co., Ltd.	PRC	September 3, 2018	100%
TESOL Academy Online Limited	Hong Kong	February 25, 2019	100%
VIEs
Beijing Dasheng Zhixing Technology Co., Ltd	PRC	July 8, 2011	100%
51Talk English Philippines Corporation	Philippines	August 3, 2012	100%
Shanghai Zhishi Education Training Co., Ltd	PRC	December 30, 2016	100%
Wuhan Houdezaiwu Online Technology Co., Ltd	PRC	January 12, 2017	100%
Beijing Dasheng Helloworld Technology Co., Ltd.	PRC	July 9, 2018	100%
Shenzhen Dasheng Zhiyun Technology Co., Ltd.	PRC	July 17, 2019	100%

*The Company directly holds the 99.99986% and 99.996% shares of China Online Innovations Inc. and On Demand English Innovations Inc. respectively. There is no substantive non-controlling interest for China Online Innovations Inc. and On Demand English Innovations Inc. as of December 31, 2018 and 2019. The non-controlling shareholders are nominee shareholders mainly consisting of local residents to comply with local regulations of the Philippines.

a    History of the Group and Basis of Presentation for the Reorganization

The Group began operations in July 2011 through Beijing Dasheng Zhixing Technology Co., Ltd. (‘‘Dasheng Zhixing’’). The beneficial interest of Dasheng Zhixing was held by Mr. Jiajia Huang and Ms. Ting Shu (the ‘‘Founding Shareholders’’) and an angel investor in 2011.

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

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

1      Operations and Reorganization (Continued)

Given the cost advantage and high English proficiency of teachers in the Philippines, the Group retains teachers in the Philippines. To do this, in August 2012, the Founding Shareholders established, a company in the Philippines, 51Talk English Philippines Corporation (the ‘‘Philippines Co I’’), using funds provided by Dasheng Zhixing. On September 3, 2012, Dasheng Zhixing entered into a service agreement with Philippines Co I, to formalize the business arrangements. Under the agreement, Philippines Co I provides teaching service for the Group in accordance with the Group’s instructions. In return, Dasheng Zhixing pays for all the expenses incurred for the services provided by Philippines Co I. The equity of Philippines Co I is considered to be insufficient to finance its activities without additional subordinated financial support provided by another party. As a result, Dasheng Zhixing is considered to be the primary beneficiary of Philippines Co I as it has the power to direct the activities of Philippines Co I that most significantly impact Philippines Co I’s economic performance and has obligation to absorb losses of Philippines Co I. As such, Dasheng Zhixing consolidates Philippines Co I.

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

Due to PRC legal restrictions on foreign ownership and investment in the companies in value-added telecommunications market, the Group continues to operate its online education platform through Dasheng Zhixing. Dasheng Zhixing holds the Internet Content Provider license (‘‘ICP’’) and domain names of www.51talk.com and www.51talk.cn that are necessary to conduct online English education services in China. To comply with PRC laws and regulations, the Group provides substantially all of its services in China via Dasheng Zhixing.

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

On June 3, 2019, a shareholder of Dasheng Zhixing transferred her shares to Mr. Jiajia Huang. The above contractual agreements were updated to reflect the shares transfer, without substantial change of the terms.

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

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

1      Operations and Reorganization (Continued)

To further optimize the organizational structure of the Group, in October 2014, 51 Talk English International Limited (the ‘‘COE HK Co II’’) was incorporated with limited liability in Hong Kong as a wholly owned subsidiary of COE HK Co I. China Online Innovations Inc. (the ‘‘Philippines Co II’’), which was incorporated by the Company with limited liability in the Philippines to eventually replace Philippines Co I. The Company owns 99.99986% of the equity interest of Philippines Co II. In order to comply with local laws, there are seven individual shareholders holding an aggregate of 0.00014% of the equity interest of Philippines Co II. A series of contractual arrangements was entered into among the Company, Philippines Co II and the seven individual shareholders. Under these contractual arrangements, the Company has an exclusive option to purchase all of the equity interests in Philippines Co II held by the seven individuals and to exercise their rights as shareholders of Philippines Co II. Since then, Philippine home-based teachers delivering paid lessons on the Company’s platform no longer entered into service agreements with Philippines Co I, but rather entered into service agreements with COE HK Co II. Furthermore, the bulk of the business operations in Philippines Co I was transferred to Philippines Co II, and the Group began to enter into employment agreements with office-based teachers and other full-time employees in the Philippines through Philippines Co II.

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

In January 2017, Wuhan Houdezaiwu Online Technology Co., Ltd. (“Houdezaiwu Online”), was incorporated as a wholly-owned subsidiary of Dasheng Zhixing to conduct the Group’s business operations in Wuhan. In October 2017, Tianjin Dasheng Zhixing Technology Co., Ltd.(“Tianjin Zhixing”) was incorporated as a wholly-owned subsidiary of Dasheng Zhixing to conduct the Group’s business operations in Tianjin.

In July 2018, Helloworld Online Education Group (“HAWO Company”) was incorporated under the Laws of the Cayman Islands as wholly-owned subsidiary of the Company. In August 2018, Helloworld Online Education Group (HK) Limited (“HAWO HK Co”) was incorporated in Hong Kong as a wholly-owned subsidiary of HAWO Company. Beijing Helloworld Online Technology Co., Ltd. (‘‘HAWO Online’’) was set up in September 2018 as a wholly-owned subsidiary of HAWO HK Co in the PRC. In July 2018, Beijing Dasheng Helloworld Technology Co., Ltd. (“Dasheng HAWO”) was incorporated with beneficial interest held by Mr. Jiajia Huang to conduct the Group’s operations of small class business.

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

In February 2019, TESOL Academy Online Limited (“TESOL”) was incorporated as a wholly-owned subsidiary of the Company to training the Group’s teachers to obtain the certificate of “Teaching English to Speakers of Other Languages”.

In July 2019, Shenzhen Dasheng Zhiyun Technology Co., Ltd. (“Dasheng Zhiyun”), was incorporated with beneficial interest held by Mr. Jiajia Huang to conduct the operations of business in Shenzhen. In July 2019, a series of contractual agreements discussed in 1.b. below were entered into among Dasheng Online, Dasheng Zhiyun and shareholders of Dasheng Zhiyun. As a result of the agreements, Dasheng Online has the ability to direct substantially all the activities of Dasheng Zhiyun, and absorb substantially all of the risks and rewards of the Dasheng Zhiyun. Dasheng Online became the primary beneficiary of Dasheng Zhiyun and consolidates the financial results of Dasheng Zhiyun.

In October 2019, Tianjin Dasheng Zhixing Technology Co., Ltd.(“Tianjin Zhixing”) discontinued its operations and cancelled its registration.

b    Contractual agreements with VIEs

The following is a summary of (i) the contracts by and among Dasheng Online, Dasheng Zhixing, and the shareholders of Dasheng Zhixing; (ii) the contracts by and among COE HK Co I, Philippines Co I, and the shareholders of Philippines Co I and (iii) the contracts by and among HAWO Online, Dasheng HAWO, and the shareholders of Dasheng HAWO (iv) the contracts by and among Dasheng Online, Dasheng Zhiyun, and the shareholders of Dasheng Zhiyun.

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

Contractual Agreements with Dasheng HAWO

Exclusive Business Cooperation Agreements. Under the Exclusive Business Cooperation Agreement between HAWO Online and Dasheng HAWO, HAWO Online has the exclusive right to provide technical support, consulting services and other services to Dasheng HAWO in relation to the Dasheng HAWO’s principal business. Dasheng HAWO agrees to accept all the consultation and services provided by HAWO Online. Without HAWO Online’s prior written consent, Dasheng HAWO is prohibited from engaging any third party to provide any of the services under this agreement. In addition, HAWO Online exclusively owns all intellectual property rights arising out of or created during the performance of the agreement. Under this agreement, the service fee shall consist of 100% of the total consolidated profit of Dasheng HAWO, after the deduction of any accumulated deficit of Dasheng HAWO and its affiliated entities in respect of the preceding financial year(s), operating costs, expenses, taxes and other statutory contributions and reasonable operation profit as determined in accordance with the principle of tax law and tax practice in the PRC. This agreement will remain effective unless HAWO Online terminates the agreement in writing or a competent governmental authority rejects the renewal applications by either Dasheng HAWO or HAWO Online to renew its respective business license upon expiration. Dasheng HAWO is not permitted to terminate this agreement in any event unless required by applicable laws.

Exclusive Option Agreements. Under the Exclusive Option Agreements, Dasheng HAWO hereby grants to HAWO Online an irrevocable and exclusive option to purchase from Dasheng HAWO, at HAWO Online’s sole discretion, any or all of the assets and business of Dasheng HAWO, to the extent permitted under PRC law, at the lowest purchase price permitted by PRC law. The Parties shall then enter into a separate assets or business transfer agreement, specifying the terms and conditions of the transfer of the assets. To the extent permitted under applicable PRC laws, Dasheng HAWO shall donate the balance of the purchase price received from HAWO Online, after deducting/ withholding the relevant taxes (if any) pursuant to applicable laws, to HAWO Online or the designee(s) of HAWO Online for free within ten days after Dasheng HAWO receives the purchase price and pays/ withholds the relevant taxes (if any)..

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

1      Operations and Reorganization (Continued)

Powers of Attorney. Pursuant to the Powers of Attorney, the shareholders of Dasheng HAWO each irrevocably appointed HAWO Online as the attorney-in-fact to act on their behalf on all matters pertaining to Dasheng HAWO and to exercise all of their rights as a shareholder of Dasheng HAWO, including but not limited to attend shareholders’ meetings, vote on their behalf on all matters of Dasheng HAWO requiring shareholders’ approval under PRC laws and regulations and the articles of association of Dasheng HAWO, designate and appoint legal representative, directors, supervisors, chief executive officer, and other senior management members of Dasheng HAWO. HAWO Online may authorize or assign its rights under this appointment to any other person or entity at its sole discretion without prior notice to the shareholders of Dasheng HAWO. Each Power of Attorney will remain in force until the shareholders cease to hold any equity interest in Dasheng HAWO.

Equity Interest Pledge Agreements. Under the Equity Interest Pledge Agreements between HAWO Online, Dasheng HAWO and the shareholders of Dasheng HAWO, the shareholders pledged all of their equity interests in Dasheng HAWO to HAWO Online to guarantee Dasheng HAWO’s and Dasheng HAWO’s Shareholders’ performance of their obligations under the contractual arrangements including the Exclusive Business Cooperation Agreement, the Exclusive Option Agreement, and the Powers of Attorney.

If Dasheng HAWO or any of Dasheng HAWO’s shareholders breaches its contractual obligations under the contractual arrangements, HAWO Online will be entitled to certain rights and entitlements, including receiving proceeds from the auction or sale of whole or part of the pledged equity interests of Dasheng HAWO in accordance with legal procedures. HAWO Online has the right to receive dividends generated by the pledged equity interests during the term of the pledge. The pledge will remain binding until Dasheng HAWO and the shareholders discharge all their obligations under the contractual arrangements. The equity pledge has been registered with the registration authorities of industries and commerce in accordance with PRC law.

Contractual Agreements with Dasheng Zhiyun

Exclusive Business Cooperation Agreements. Under the Exclusive Business Cooperation Agreement between Dasheng Online and Dasheng Zhiyun, Dasheng Online has the exclusive right to provide technical support, consulting services and other services to Dasheng Zhiyun in relation to the Dasheng Zhiyun’s principal business. Dasheng Zhiyun agrees to accept all the consultation and services provided by Dasheng Online. Without Dasheng Online’s prior written consent, Dasheng Zhiyun is prohibited from engaging any third party to provide any of the services under this agreement. In addition, Dasheng Online exclusively owns all intellectual property rights arising out of or created during the performance of the agreement. Under this agreement, the service fee shall consist of 100% of the total consolidated profit of Dasheng Zhiyun, after the deduction of any accumulated deficit of Dasheng Zhiyun and its affiliated entities in respect of the preceding financial year(s), operating costs, expenses, taxes and other statutory contributions and reasonable operation profit as determined in accordance with the principle of tax law and tax practice in the PRC. This agreement will remain effective unless Dasheng Online terminates the agreement in writing or a competent governmental authority rejects the renewal applications by either Dasheng Zhiyun or Dasheng Online to renew its respective business license upon expiration. Dasheng Zhiyun is not permitted to terminate this agreement in any event unless required by applicable laws.

Exclusive Option Agreements. Under the Exclusive Option Agreements, Dasheng Zhiyun hereby grants to Dasheng Online an irrevocable and exclusive option to purchase from Dasheng Zhiyun, at Dasheng Online’s sole discretion, any or all of the assets and business of Dasheng Zhiyun, to the extent permitted under PRC law, at the lowest purchase price permitted by PRC law. The Parties shall then enter into a separate assets or business transfer agreement, specifying the terms and conditions of the transfer of the assets. To the extent permitted under applicable PRC laws, Dasheng Zhiyun shall donate the balance of the purchase price received from Dasheng Online, after deducting/ withholding the relevant taxes (if any) pursuant to applicable laws, to Dasheng Online or the designee(s) of Dasheng Online for free within ten days after Dasheng Zhiyun receives the purchase price and pays/ withholds the relevant taxes (if any)..

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

1      Operations and Reorganization (Continued)

Powers of Attorney. Pursuant to the Powers of Attorney, the shareholders of Dasheng Zhiyun each irrevocably appointed Dasheng Online as the attorney-in-fact to act on their behalf on all matters pertaining to Dasheng Zhiyun and to exercise all of their rights as a shareholder of Dasheng Zhiyun, including but not limited to attend shareholders’ meetings, vote on their behalf on all matters of Dasheng Zhiyun requiring shareholders’ approval under PRC laws and regulations and the articles of association of Dasheng Zhiyun, designate and appoint legal representative, directors, supervisors, chief executive officer, and other senior management members of Dasheng Zhiyun. Dasheng Online may authorize or assign its rights under this appointment to any other person or entity at its sole discretion without prior notice to the shareholders of Dasheng Zhiyun. Each Power of Attorney will remain in force until the shareholders cease to hold any equity interest in Dasheng Zhiyun.

Equity Interest Pledge Agreements. Under the Equity Interest Pledge Agreements between Dasheng Online, Dasheng Zhiyun and the shareholders of Dasheng Zhiyun, the shareholders pledged all of their equity interests in Dasheng Zhiyun to Dasheng Online to guarantee Dasheng Zhiyun’s and Dasheng Zhiyun’s Shareholders’ performance of their obligations under the contractual arrangements including the Exclusive Business Cooperation Agreement, the Exclusive Option Agreement, and the Powers of Attorney.

If Dasheng Zhiyun or any of Dasheng Zhiyun’s shareholders breaches its contractual obligations under the contractual arrangements, Dasheng Online will be entitled to certain rights and entitlements, including receiving proceeds from the auction or sale of whole or part of the pledged equity interests of Dasheng Zhiyun in accordance with legal procedures. Dasheng Online has the right to receive dividends generated by the pledged equity interests during the term of the pledge. The pledge will remain binding until Dasheng Zhiyun and the shareholders discharge all their obligations under the contractual arrangements. The equity pledge has been registered with the registration authorities of industries and commerce in accordance with PRC law.

c    Risks in relation to the VIE structure

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIEs taken as a whole, which were included in the Group’s consolidated balance sheets and statements of comprehensive loss:

Dasheng Zhixing, Zhishi Training and Houdezaiwu online:

	As of December 31,
	2018	2019
	RMB	RMB
Cash and cash equivalents	128,773	214,081
Time deposits	—	50,000
Short-term investments	136,304	373,972
Prepaid expenses and other current assets	200,936	211,757
Inventory	—	308
Amounts due from inter-company entities*	522,430	2,610,083
Property and equipment, net	16,402	10,645
Rights of use assets	—	19,763
Other assets	12,079	11,377
Total assets	1,016,924	3,501,986
Advances from students—current	1,667,470	2,181,798
Advances from students—non-current	17,321	4,783
Accrued expenses and other current liabilities	105,864	77,050
Taxes payable	3,043	1,993
Lease liability-current and non-current	—	17,915
Amounts due to inter-company entities*	215,713	2,202,909
Total liabilities	2,009,411	4,486,448

* All inter-company balances have been eliminated upon consolidation.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

1      Operations and Reorganization (Continued)

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net revenues	848,090	1,145,517	1,478,493
Net loss	(260,433)	(253,493)	(20,893)

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net cash provided by/(used in) operating activities	167,326	(28,969)	372,668
Net cash used in investing activities	(119,532)	(18,595)	(287,360)
Net increase/(decrease) in cash and cash equivalents	47,794	(47,564)	85,308

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

1      Operations and Reorganization (Continued)

Philippines Co I:

	As of December 31,
	2018	2019
	RMB	RMB
Cash and cash equivalents	403	415
Prepaid expenses and other current assets	550	576
Amounts due from inter-company entities*	2,396	2,523
Total assets	3,349	3,514
Accrued expenses and other current liabilities	1,020	1,062
Taxes payable	11,176	11,766
Other non-current liabilities	235	247
Total liabilities	12,431	13,075

* All inter-company balances have been eliminated upon consolidation.

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net revenues	—	—	—
Net loss	(1,034)	(515)	(1,843)

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net cash used in operating activities	(1,426)	(24)	(7)
Effect of exchange rate changes on cash and cash equivalents	(74)	3	19
Net increase/(decrease) in cash and cash equivalents	(1,500)	(21)	12

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

1      Operations and Reorganization (Continued)

Dasheng HAWO:

	As of December 31,
	2018	2019
	RMB	RMB
Cash and cash equivalents	17	743
Prepaid expenses and other current assets	220	4,597
Amounts due from inter-company entities*	—	44,672
Property and equipment, net	—	200
Rights of use assets	—	1,947
Other assets	—	1
Total assets	237	52,160
Amounts due to inter-company entities*	1,356	59,281
Accrued expenses and other current liabilities	90	7,107
Taxes payable	5	287
Lease liability	—	1,686
Total liabilities	1,451	68,361

* All inter-company balances have been eliminated upon consolidation.

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net revenues	—	—	42,132
Net loss	—	(1,215)	(15,176)

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net cash provided by operating activities	—	17	1,249
Net cash used in investing activities	—	—	(523)
Net increase in cash and cash equivalents	—	17	726

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

1      Operations and Reorganization (Continued)

Dasheng Zhiyun:

	As of December 31,
	2018	2019
	RMB	RMB
Cash and cash equivalents	—	827
Amounts due from inter-company entities*	—	1,200
Total assets	—	2,027
Amounts due to inter-company entities*	—	906
Advances from students—current	—	10
Accrued expenses and other current liabilities	—	824
Taxes payable	—	77
Total liabilities	—	1,817

* All inter-company balances have been eliminated upon consolidation.

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net revenues	—	—	1,748
Net profit	—	—	210

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net cash provided by operating activities	—	—	827
Net increase in cash and cash equivalents	—	—	827

Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs through Dasheng Online, COE HK Co I and HAWO Online, and can have assets transferred freely out of the VIEs without restrictions. Therefore, the Company considers that there is no asset of the VIEs that can only be used to settle obligations of the respective VIEs, except for registered capital of Dasheng Zhixing amounting to RMB1,143 and RMB1,143 as of December 31, 2018 and 2019, respectively. Since the VIEs are incorporated as limited liability companies under the PRC and Philippine Company Law, creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

1            Operations and Reorganization (Continued)

The Group believes that the contractual arrangements among Dasheng Online, COE HK Co I and HAWO Online, the VIEs and their shareholders are in compliance with PRC and Philippine laws and regulations, as applicable, and are legally binding and enforceable. However, uncertainties in the PRC and Philippine legal system could limit the Company’s ability to enforce these contractual arrangements.

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

On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, which  became effective on January 1, 2020 and replaced three laws regulating foreign investment in China, namely, the Wholly Foreign-Invested Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. On December 26, 2019, the State Council issued the Regulations on Implementing the Foreign Investment Law of the PRC, which came into effect on January 1, 2020, and replaced the Regulations on Implementing the Sino-Foreign Equity Joint Venture Enterprise Law, Provisional Regulations on the Duration of Sino-Foreign Equity Joint Venture Enterprise Law, the Regulations on Implementing the Wholly Foreign-Invested Enterprise Law , and the Regulations on Implementing the Sino-Foreign Cooperative Joint Venture Enterprise Law. The Foreign Investment Law of the PRC embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. Under the Foreign Investment Law of the PRC, VIEs that are controlled via contractual arrangement would not be absolutely deemed as Foreign-Invested Enterprises, or FIEs. Therefore, the current legal status of Contractual Arrangement as a whole and each of the agreements comprising the Contractual Arrangement will not be materially affected by the Foreign Investment Law of the PRC and its implementing regulations. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For example, the Foreign Investment Law of the PRC adds a catch-all clause to the definition of “foreign investment” so that foreign investment, by its definition, includes “investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council” without further elaboration on the meaning of “other means.” It leaves leeway for the future legislations promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether the Group’s corporate structure will be seen as violating the foreign investment rules as the Group is currently leverage the contractual arrangement to operate certain businesses in which foreign investors are prohibited from or restricted to investing. Furthermore, if future legislations prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangement, the Group may face substantial uncertainties as to whether the Group can complete such actions in a timely manner, or at all. If the Group fails to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, the Group’s current corporate structure, corporate governance and business operations could be materially and adversely affected.

The Company’s ability to control the VIEs also depends on the Power of Attorney. Dasheng Online, COE HK Co I and HAWO Online have to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes these Power of Attorney are legally enforceable but may not be as effective as direct equity ownership.

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

As of December 31, 2018 and 2019, the aggregate accumulated deficit of the Group’s VIEs was approximately RMB1,037,365 and RMB1,073,067 respectively, which have been included in the Company’s accompanying consolidated financial statements.

d    Liquidity

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Group incurred net losses of RMB580,811, RMB416,694 and RMB104,420 for the years ended December 31, 2017, 2018 and 2019, respectively. Accumulated deficits were RMB2,094,482 and RMB2,198,902 as of December 31, 2018 and 2019, respectively. The net current liabilities were RMB930,993 and RMB1,228,049 as of December 31, 2018 and 2019. The operating cash inflow was RMB 55,074, RMB29,781 and RMB397,933 in the years ended December 31, 2017, 2018 and 2019, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities to fund its operations, attract investors and borrow funds on favorable economic terms.

As of December 31, 2019, the Group’s balance of cash and cash equivalents, time deposits(current and non-current) and short-term investments was RMB1,053,395. On March 23, 2018, the Company’s two subsidiaries in Hong Kong and SPD Silicon Valley Bank Beijing Branch entered into a loan facility agreement with total credit of USD13,000, with annual interest rate of 3-month LIBOR+4.36%. As of December 31, 2019, the remaining outstanding balance of this short-term loan was RMB16,578. The total interest rate of this loan as of December 31, 2019 is around 6.37% per annum. The outstanding balance of the loan as of December 31, 2019 is due in March 2020 and the Group have repaid the total outstanding balance of the loan in January 2020.

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

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

1              Operations and Reorganization (Continued)

The Ministry of Education, jointly with other certain PRC government authorities, promulgated the Implementation Opinions on Regulating Online After-School Training, or the Online After-School Training Opinions, which became effective on July 12, 2019. The Online After-School Training Opinions require that online after-school training institutions shall file with the competent provincial education regulatory authorities before October 31, 2019 and that such education regulatory authorities shall, jointly with other provincial government authorities, review such filings and the qualifications of the online after-school training institutions submitting such filings. The Online After-School Training Opinions also impose a series of new regulatory requirements, including (i) each class shall not last longer than 40 minutes and shall be taken at intervals of not less than 10 minutes; (ii) live streaming classes provided to students receiving compulsory education shall not end later than 9:00 p.m.; (iii) where fees are charged based on the number of classes, fees are not allowed to be collected in a lump sum for more than 60 class-hours, and where fees are charged based on the length of the course, the fees shall not be collected for a course length of more than three months; and (iv) instructors are required to obtain the necessary teacher qualification licenses.

As of the date of this annual report, the Group has not received any written notice of warning from, or been subject to penalties imposed by, the relevant government authorities for alleged failure by the Group to comply with the Online After-School Training Opinions. The Group has prepared and submitted the filing materials as required under the Online After-School Training Opinions and the Opinions on Educational Applications. Management believes that due to the successful expansion of non-tier one cities and improved brand image of the Group, the number of the paying students  would increase. The decreased cash collections from students due to the restricted length of the courses, will be offset by expanded scale of the Group’s paying students. Thus, the Online After-School Training Opinions will not have significant adverse impact on the cash inflow of the Group, and the management will continue to assess the impacts of the related regulations.

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

e    Out of period adjustment

In the fiscal year of 2019, the Group posted an out-of-period adjustment of RMB2,501 to deduct net revenues that should have been recognized in prior periods, of which is attributed to the year of 2018. If excluding this out-of-period adjustment, net revenues for the year ended of 2019 would have been RMB1,480,994. The Group considered the effect of this prior period correction not to be material to the Group’s financial position or results of operations for any prior periods or for the quarter or year ended December 31, 2019.

2    Significant Accounting Policies

a    Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (‘‘U.S. GAAP’’). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

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

c   Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation to facilitate comparison. Due to the increasing size of deposits from students, in the 2019 financial statements such amounts are no longer reported under “accrued expenses and other current liabilities”. They are now grouped with deferred revenues, to present in one place the total amount of “advances from students”.  The 2018 presentation has been reclassified to conform to the current year presentation. Accordingly, the balance of deferred revenue and deposits from students is RMB1,667,470 as of December 31, 2018 has been reclassified to conform to the current period financial statement presentation.

d    Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to, determination of standalone selling prices of performance obligations that have never been separately sold, estimate of prepaid credit breakage, assessment for the impairment of long-lived assets, the valuation allowance of deferred tax assets, determination of the fair value of ordinary shares and preferred shares prior to IPO, and the valuation and recognition of share-based compensation.

e    Functional currency and foreign currency translation

The Group uses Renminbi (‘‘RMB’’) as its reporting currency. The functional currency of the Company and its overseas subsidiaries incorporated in the Cayman Islands and Hong Kong is United States dollars (‘‘US$’’), and the functional currency of the Philippines entities is Peso (‘‘PHP’’). The functional currency of the PRC entities in the Group is RMB.

In the consolidated financial statements, the financial information of the Company and other entities located outside of the PRC has been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the reporting period. Translation adjustments are reported as foreign currency translation adjustments, and are shown as a component of other comprehensive income in the consolidated statements of comprehensive loss.

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

f     Convenience Translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss and statements of cash flows from RMB into US$ as of and for the year ended December 31, 2019 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB6.9618, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Board on December 31, 2019. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2019, or at any other rate.

g    Fair value measurements

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

The Group’s financial instruments include cash and cash equivalents, time deposits, short-term investment, short-term loan, other current assets, accrued expenses and tax payable. The carrying amounts of the short-term financial instruments approximate their fair value due to their relatively short maturity. The carrying amount of the short-term loan approximates its fair value due to the fact that the related interest rate approximates the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities.

h    Cash and cash equivalents

The Group considers all highly liquid investments, which are unrestricted as to withdrawal or use, with original maturities of three months or less as cash equivalents. As of December 31, 2018 and 2019, the Group had total balance of RMB35,375 and RMB18,715, respectively, held in accounts managed by WeChat Pay, Alipay, China Merchants Bank Aggregate Paying Platform and 99bill in connection with the collection of tuition fees online, which have been classified as cash and cash equivalents on the consolidated balance sheets.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

2   Significant Accounting Policies (Continued)

i     Time deposits

Time deposits in the current assets represent demand deposits placed with banks with original maturities of more than three months but less than one year. For the time deposits in the non-current assets, the maturities are more than one year. Interest earned is recorded as interest income in the consolidated statements of comprehensive loss during the periods.

j   Short-term investments

Short-term investments include investments in financial instruments with a variable interest rate indexed to Shanghai Interbank Offered Rate (or “SHIBOR”), the gold price published by the London Bullion Market Association, the exchange rate of euro against dollar, or performance of underlying assets and investments, all of which are with original maturities of less than 12 months.

k   Held-to-maturity security

A held-to-maturity investment is a non-derivative financial asset that has either fixed or determinable payments and a fixed maturity, and for which an entity has both the ability and the intention to hold to maturity. This type of investment is reported at amortized cost and the difference between the maturity value and the cost of the investments is amortized to the income statement and recognized as interest income over the life of the investments. The Group assesses whether an investment is impaired at the individual security level in each reporting period. A held-to-maturity investment is impaired if the fair value of the investment is less than its cost. If an investment is concluded to be impaired, the Group determines whether such impairment is other-than-temporary. Factors  the Group consider to make such determination include the duration and severity of the impairment, the reason for the decline in value and the potential recovery period and the Group’s intent to sell. If any impairment is considered other-than-temporary, the Group will write down the asset to its fair value and record the corresponding charge as impairment loss in the statement of consolidated comprehensive loss.

In November 2016, the Company invested RMB6,884 (US$1,000) to purchase 6% equity of American International Schools, LLC(“AIS”), a limited liability company formed to launch and manage a public international school in Utah in partnership with private schools. According to the investment agreement, AIS will repay the Company the principal amount plus 10% interest over the life of the agreement, a total of US$1,100, prior to December 31, 2019. As of December 31, 2018, certain events occurred that negatively impacted the ability of AIS to repay the principal and accumulated interest. Accordingly, the Company concluded that this investment is impaired, and the impairment is considered other-than temporary. The Company recognized an other-than-temporary impairment loss of RMB7,364 (representing the principal amount and accumulated interest to date) in the year ended December 31, 2018, and the carrying amount of this investment was reduced to zero as of December 31, 2018.

l     Long-lived assets

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

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

2   Significant Accounting Policies (Continued)

Intangible assets

Intangible assets mainly comprise of software, copyrights and trademarks. Intangible assets are recorded at cost less accumulated amortization with no residual value. Amortization is computed using the straight-line method over the estimated useful lives of the intangible assets, generally ten years for trademarks and major accounting and ERP software, three years for other software, and three to ten years for copyrights.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities of 91waijiao.com when it was acquired by Dasheng Zhixing in January 2015.

Goodwill is not depreciated or amortized but is tested for impairment at the reporting unit level on an annual basis every December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. The Group first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. For those reporting units where it is determined that it is more likely than not that their fair values are less than the units’ carrying amounts, the fair value of a reporting unit is compared to its carrying value. If the carrying value of the net assets assigned to a reporting unit exceeds the fair value of a reporting unit, goodwill is deemed impaired and is written down to the extent of the difference.

The Group as a whole, including acquired 91waijiao.com, is determined to be two reporting units for goodwill impairment testing, the one-on-one offerings and the small class offerings. The Group assessed goodwill for impairment in accordance with ASC 2017-04, “Simplifying the Test for Goodwill impairment”, which removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. No goodwill impairment was recognizing of goodwill for the year ended 2018 and 2019.

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as significantly adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for any of the periods presented.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

2   Significant Accounting Policies (Continued)

m   Revenue recognition

Revenues of the Group are generated from providing online English language education services, delivered using learning materials and textbook. Students purchase the services by subscribing to prepaid credit packages or prepaid membership packages directly from the Group or through authorized distribution agents. Tuition is generally paid in advance and is initially recorded as advances from students.

The Group allows refund of fees corresponding to any remaining undelivered services when customers withdraw contracts with the Group within a certain period after the purchase. Refunds are recorded as reductions of the advances from students and have no impact on recognized revenue.

Prepaid credit packages

Prepaid credit packages for one-on-one lessons typically contain 20 to 720 lesson credits with validity period from 3 months to 60 months. The students can book lessons within the validity period. Prepaid credit packages for small class lessons typically range from approximately one week to one year. Each week, students will have three lessons in total, each lasting for 45 minutes or 50 minutes, two of which were taught by the foreign teacher and one by the Chinese teacher. The package subscription fees are paid in advance.

Certain prepaid credit packages contains a combination of credits for one-on-one lesson, group lessons and learning materials, or a combination of credits for small class lessons from foreign teachers and Chinese teachers.

Learning materials

Beginning in 2019, the Group provides the learning materials to the students. Learning materials typically contain two hundred online audio picture books to the K-12 students and the twenty-six recorded lessons to adult students.  The students can download, read and watch the learning materials in the applications of the Group. The learning materials, included in the prepaid credit packages, are recognized as revenues when it is available for students to have an access. The price of learning materials based on their fair value, which is determined by the fair value of same type of learning materials on the same market.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

2   Significant Accounting Policies (Continued)

Textbook

The student, who has purchased the prepaid credit packages, can exchange the physical textbook with 3 one-on-one lessons for the K-12 Philippine prepaid credit packages. The revenue is recognized when the textbook is delivered.

Prepaid membership packages

The Group previously sold prepaid membership packages, which ranged from 3 months to 36 months. Students were able to book one lesson per day within their membership period and the package subscription fees were paid in advance. The Group ceased the sale of such prepaid membership packages since 2017.

The Group offers free-trial lessons to students upon registration. Students are not obligated to subscribe any course packages with the Group to obtain the free-trial lessons. The Group records the cost incurred in providing the free-trial lessons as sales and marketing expenses when the lesson is booked and taken by the students.

Revenue recognition under ASC 606.

The Group adopted ASC 606 “Revenue from Contracts with Customers” on January 1, 2018, using the modified retrospective method. In according with ASC 606, revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those services.

The Group is responsible for course design, teacher sourcing and training, development and maintenance of online platform and system, and is the party primarily responsible for fulfilling the promise to provide the services to customers and it has full discretion in establishing the prices for the services provided to customers. Hence, the Group is the principal for providing the online English education services to customers. Therefore, the Group recognizes revenue on a gross basis.

Prepaid credit packages

Revenue from prepaid credit packages is recognized when the lesson credit is taken, and revenue from learning materials is recognized when learning materials are made available to students. Actual usage is tracked on a contract-by-contract basis. At each reporting date, the Group estimates losses, or forfeiture of prepaid credits. Based on the Group’s analysis of historical customer forfeitures of prepaid credits, the Group has concluded that no losses should be recognized for the year 2018 and 2019.

For prepaid credit packages that contain a combination of lessons, learning materials and textbooks, each lesson and  part of learning materials in each packages are a separate performance obligation, as customers can benefit from each lesson and the part of learning materials on its own, and the Group’s promise to deliver each lesson and the part of learning materials to the customer is separately identifiable from other promises in the contract. Package consideration is allocated to each performance obligation at contract inception based on standalone selling price of each performance obligation. For lessons that have never been sold on a standalone basis, the Group estimates their standalone selling price based on cost plus an expected margin.

Because the validity period of packages was up to 60 months and because of the practice of upfront cash collection,  payment by customers could occur significantly before performance. However, the timing of the transfer of related services is at the discretion of the customers. Therefore, the Group does not recognize any financing component in the determination of revenue from the sale of prepaid credit packages.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

2   Significant Accounting Policies (Continued)

Prepaid membership packages

As a result of a change in business strategy, the Group no longer sells prepaid membership packages from 2017.

Revenue from the remaining life of previously sold prepaid membership packages was recognized on a straight-line basis over the remaining membership period. The Group elects not to adjust the effects of a significant financing component for prepaid membership package with duration of one year or less because the amount was not material.

Revenue Disaggregation

The following table presents the Group’s revenues disaggregated by timing of transfer of services:

	For the year ended,			For the year ended,
	December 31, 2018			December 31, 2019
	RMB	RMB	RMB	RMB	RMB	RMB
	One-on-one offerings	Small class offerings	Total	One-on-one offerings	Small class offerings	Total
Revenues from prepaid credit packages	1,013,803	100,748	1,114,551	1,351,405	112,787	1,464,192
—credits for lessons	1,013,803	100,748	1,114,551	1,247,401	112,787	1,360,188
—credits for learning materials	—	—	—	101,248	—	101,248
— physical textbook	—	—	—	2,756	—	2,756
Revenues from prepaid membership packages	30,966	—	30,966	14,301	—	14,301
Total revenues	1,044,769	100,748	1,145,517	1,365,706	112,787	1,478,493

Contract balances

Contract cost

Incremental costs of obtaining a contract with a customer is recognized as an asset in “Prepaid expenses and other current assets” if the Group expects to recover those costs. Incremental costs of obtaining a contract mainly include sales commissions to sales personnel and distribution agents, as well as certain cash incentives for customers who provide referrals service for the group. Contract cost assets are amortized on the basis consistent with the pattern of the transfer of services to which the assets relate.

As of December 31, 2019, the balance of capitalized costs of obtaining contracts with customers was RMB168,571. For the year ended December 31, 2019, the Group recognized amortization of RMB142,772 as “Sales and marketing expenses” in its consolidated statement of comprehensive loss. No impairment of contract cost assets was recognized for the years ended December 31, 2018 and 2019.

Contract liability

Contract liability is related to the payments received by the Group in advance from customers representing the Group’s obligations to transfer services or learning gifts to customers. The Group generally receives contract payments in advance and it records as advances from students. Given that the Group permits refund of fees corresponding to remaining undelivered services when customers withdraw contracts with the Group within certain period after the purchase, contract liability does not include the amounts that may be refunded in the future if customers withdraw for any remaining undelivered lessons. Refund liability is estimated based on the historical refund data and the length of remaining period customers are eligible for refund for each contract at the end of each reporting period.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

2                 Significant Accounting Policies (Continued)

	As of
	January 1, 2018	December 31, 2018	December 31, 2019
	RMB	RMB	RMB
Contract liability	1,112,596	1,559,875	2,029,872
Future output VAT associated with contract liability	66,756	93,593	121,887
Refund liability	22,443	22,653	24,255
Deposits from students	2,428	8,670	10,577
Advances from students	1,204,223	1,684,791	2,186,591

The additions to the contract liability balance were primarily due to cash collections received in advance of gaining performance obligations, while the reductions to the contract liability balance were primarily due to the recognition of revenues upon fulfillment of performance obligations, as well as refund of fees corresponding to any remaining undelivered services when customers withdraw contracts with the Group within certain period after the purchase, all of which were in the ordinary course of business. RMB881,778 of revenues recognized in year ended December 31, 2019 was included in the contract liability balance as of January 1, 2019. No revenue was recognized in the year ended December 31, 2019 from performance obligations satisfied (or partially satisfied) in previous periods.

As of December 31, 2019, the aggregate amount of transaction price allocated to unsatisfied performance obligations is RMB2,029,872. When these revenues will be recognized is at the discretion of customers. The Group expects to recognize substantially all of this balance as revenue over the next 12 to 18 months, and the remainder thereafter.

n    Cost of revenues

Cost of revenues primarily includes service expenses involved in the delivery of paid courses and payment processing fees paid to payment channels for processing the payments from students, as these components are necessary to obtain the net revenues. These costs are expensed as incurred except for payment processing fees associated with advances from students, which are recognized in the period in which the related revenues are recognized. The indirect cost of server, bandwidth and printing of textbooks is expensed as incurred. The cost of license is computed using the straight-line method over the contract term of copyrights, generally five years for Highlights. The license of Highlights is used for the online audio picture books in the learning materials.

o    Product development expenses

Product development expenses consist primarily of payroll-related expenses incurred for the innovation of course content, as well as the development and enhancement to the Group’s websites and platforms of applications. The Group expenses all costs incurred for the planning and post implementation phases of development and costs associated with repair or maintenance of the existing platform. Since the inception, the amount of costs qualifying for capitalization has been immaterial and, as a result, all development costs have been expensed as incurred.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

2      Significant Accounting Policies (Continued)

p    Sales and marketing expenses

Sales and marketing expenses consist primarily of marketing and promotional expenses, salaries and benefits expenses related to the Group’s sales and marketing personnel and office rental, depreciation and other expenses related to the Group’s sales and marketing team. Starting from January 1, 2018, the Group capitalizes incremental cost to obtain contracts with customers, including sales commissions to sales personnel and distribution agents, as well as certain cash incentive for customer. Amortization of related contract cost assets is recognized as sales and marketing expenses. Advertising expenses consist primarily of costs for the promotion of corporate image and product marketing. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended December 31, 2017, 2018 and 2019, the advertising expenses were RMB209,241, RMB285,005 and RMB281,076, respectively.

q      Operating leases

The Group has operating leases primarily for office space. The determination of whether an arrangement is a lease or contains a lease is made at inception by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all of the economic benefits from and has the ability to direct the use of the asset. Operating lease liabilities are recognized based on the present value of the remaining lease payments, discounted using the discount rate for the lease at the commencement date. As the rate implicit in the lease is not readily determinable for the Group’s operating leases, the Group generally uses an incremental borrowing rate based on information available at the commencement date to determine the present value of future lease payments. Operating right of use assets are generally recognized based on the amount of the initial measurement of the lease liability. The Group’s leases have remaining lease terms of up to five years. Lease expense is recognized on a straight-line basis over the lease term. Operating leases are included in operating lease right of use assets, short-term lease liabilities and long-term liabilities on the Group’s consolidated balance sheets. The Group has no financial leases for any of the periods presented.

With the exception of initial adoption of the new lease standard, where the Group’s incremental borrowing rate used was the rate on the adoption date (January 1, 2019), operating lease right of use assets and operating lease liabilities are recognized based on the present value of lease payments over the lease term at the lease commencement date. To determine the incremental borrowing rate used to calculate the present value of future lease payments, the Group uses information including the Group’s credit rating, interest rates of similar debt instruments of entities with comparable credit ratings. The Group adopted the new accounting standard update on leases from January 1, 2019.

The Group elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

Rental expenses incurred were RMB31,786, RMB35,060 and RMB42,468 for the years ended December 31, 2017, 2018 and 2019, respectively.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

2      Significant Accounting Policies (Continued)

r      Share-based compensation

The Group accounts for share-based awards granted to employees in accordance with ASC 718 Stock Compensation and share-based awards to nonemployees in accordance with ASC 505. In accordance with the guidance, the Group determines whether a share-based award should be classified and accounted for as a liability award or equity award. For options granted to employees, the related share-based compensation expense is recognized in the financial statements based on their grant date fair values, which are calculated using the binomial option pricing model. The binomial option pricing model requires a number of complex assumptions. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. Share-based compensation expense is recorded net of estimated forfeitures, such that expenses are recorded only for those share-based awards that are expected to ultimately vest.

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

Share-based compensation expenses were allocated to operating expenses as follows:

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Sales and marketing expenses	(4,612)	(5,676)	(2,951)	(424)
Product development expenses	(9,039)	(7,396)	(3,472)	(499)
General and administrative expenses	(21,418)	(14,814)	(10,309)	(1,481)

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

2      Significant Accounting Policies (Continued)

s      Employee benefits

PRC Contribution Plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiary and consolidated VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefit expenses, which were expensed as incurred, were approximately RMB62,628, RMB54,732 and RMB68,088 for the years ended December 31, 2017, 2018, and 2019, respectively.

Philippine Contribution Plan and Employee Benefit Plan

The Company’s subsidiary and VIE in the Philippines participate in government mandated, multiemployer, defined contribution plans, including Social Security System (‘‘SSS Benefits’’), Home Development Mutual Fund (‘‘Pag-IBIG Fund’’) and Philippine Health Insurance Corporation (‘‘PhilHealth’’). Pursuance to these plans certain retirement, medical and housing benefits are provided to full-time employees. Obligations for contributions to these defined contribution plans are recognized as expenses in the consolidated statements of comprehensive loss as incurred. The total amounts for such employee benefits were RMB3,351, RMB3,107 and RMB3,281 for the years ended December 31, 2017, 2018 and 2019, respectively.

In addition, the Company’s subsidiaries and VIE in the Philippines also participate in a defined benefits plan, which was unfunded as of December 31, 2019. The liability recognized in the consolidated balance sheets in respect of defined benefit plan is the present value of the defined benefit obligation at the end of the reporting period. Changes in the present value of the defined benefit obligation are included in operating expenses in the consolidated statements of comprehensive loss. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The total liabilities for such employee benefits were RMB853 and RMB1,595 as of December 31, 2018 and 2019, respectively.

t       Taxation

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

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

2      Significant Accounting Policies (Continued)

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statement of comprehensive loss. The Group did not have any significant unrecognized benefits relating to uncertain tax positions as of and for the years ended December 31, 2017, 2018 and 2019.

u      Related parties

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

v      Loss per share

Loss per share is computed in accordance with ASC 260, Earnings per Share. The two-class method is used for computing earnings per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company’s preferred shares are participating securities because they are entitled to receive dividends or distributions on an as converted basis. For the periods presented before the IPO occurrence, the computation of basic loss per share using the two-class method is not applicable as the Group is in a net loss position and net loss is not allocated to other participating securities because in accordance with their contractual terms they are not obligated to share in the losses. Upon the IPO occurrence, all of the preferred shares automatically were converted into ordinary shares which are used in the computation of loss per share.

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

w     Comprehensive income / (loss)

Comprehensive income/ (loss) is defined to include all changes in equity/ (deficit) of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Other comprehensive income, as presented on the accompanying consolidated statements of comprehensive loss, consists of accumulated foreign currency translation adjustments.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

2      Significant Accounting Policies (Continued)

x      Treasury stock

On September 9, 2019, the board of directors authorized a share repurchase program, pursuant to which the Company was authorized to repurchase its Class A ordinary shares, in the form of ADSs, with an aggregate value of up to US$2.0 million during a six-month period between October 1, 2019 and March 31, 2020. As of December 31, 2019, the Company had repurchased an aggregate of 120,448 ADSs for US$852.4 thousand on the open market under this program, at an average price of US$7.08 per ADS.

The repurchased shares were accounted for under the cost method and presented as “treasury stock” in equity on the Group’s consolidated balance sheets.

y      Segment reporting

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s CODM in deciding how to allocate resources and assess performance.

The Group’s internal organizational structure as well as information about geographical areas and business segments is more fully described in Note 18.

z      Statutory reserves

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

aa   Recently issued accounting pronouncements

In December 2019, the FASB issued a new accounting standard update to simplify the accounting for income taxes. The new guidance removes certain exceptions for recognizing deferred taxes for investments, performing intraperiod allocation and calculating income taxes in interim periods. It also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. This guidance will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021. The Group is currently evaluating the impact of the new guidance on its consolidated financial statements and related disclosures.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

2      Significant Accounting Policies (Continued)

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019. The Group does not expect the adoption to have a material impact on its consolidated financial statements.

ab   Recently adopted accounting pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued a ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). The new guidance requires lessees to recognize right of use assets and lease liabilities for operating leases, initially measured at the present value of the lease payments, on the consolidated balance sheets. In addition, it requires lessees to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. The FASB has subsequently issued additional updates that allow entities to apply certain practical expedients upon transition to this new guidance. The Group adopted this guidance as of January 1, 2019 using the modified retrospective approach. Prior period financial statements were not recast under the new guidance. The adoption of the new lease standard resulted in recognition of a right-of-use asset of approximately RMB55,849 and a lease liability of approximately RMB54,195 on the Company’s consolidated balance sheet as of January 1, 2019. There is no finance lease existed within the Group. The adoption of the standard on January 1, 2019 did not have a material impact on the Group’s consolidated statements of income, stockholders’ equity and cash flows.

In January 2017, the FASB issued ASU 2017-04, “Simplifying the Test for Goodwill Impairment”. The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group early adopted this guidance on January 1, 2018, and the adoption does not have a material impact on its consolidated financial statements.

3      Risks and Concentration

a      Concentration of credit risk

Financial instruments that potentially subject the Group to concentration of credit risk consist primarily of cash and cash equivalents and time deposits. The Group limits its exposure to credit loss by depositing its cash and cash equivalents and time deposits with financial institutions in the PRC, Hong Kong, Philippines and the United States, which are among the largest and most reputable banks with high ratings from internationally-recognized rating agencies, which management believes are of high credit quality. The Group periodically reviews these institutions’ reputations, track records and reported reserves.

As of December 31, 2018 and 2019, the Group had RMB149,503 and RMB51,077 in cash and cash equivalents with a large bank in Hong Kong, respectively. Hong Kong has an official Deposit Protection Scheme (DPS), similar to the Federal Deposit Insurance Corporation (FDIC) in the United States. Deposits in the licensed banks are protected by DPS, up to a limit of HKD500,000. In addition, the Group believes that the risk of failure of the Hong Kong bank is remote.

As of December 31, 2018 and 2019, the Group had RMB196,352 and RMB205,854 in cash and cash equivalents, RMB117,688 and RMB213,509 time deposits with large domestic banks in China, respectively. In May 2015, a new Deposit Insurance System (DIS) managed by the People’s Bank of China (‘‘PBOC’’) was implemented by the Chinese government. Deposits in the licensed banks are protected by DIS, up to a limit of RMB500,000. In addition, the Group believes that the risk of failure of the banks in China is remote.

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

There were no customers whose revenues individually represent greater than 10% of the total revenues of the Group for the years ended December 31, 2017, 2018 and 2019.

Also there were no distribution channels that individually represent greater than 10% of the total revenues of the Group for the years ended December 31, 2017, 2018 and 2019.

c      Concentration of foreign currency risks

For the years ended December 31, 2018 and 2019, the majority of the Group’s revenues derived were in RMB. As of December 31, 2018 and 2019, the Group’s cash and cash equivalents, time deposits and short-term investments balances denominated in RMB were RMB326,691 and RMB693,328, accounting for 45.9% and 65.8% of the Group’s total cash and cash equivalents, time deposits and short-term investments balance. As of December 31, 2018 and 2019, the Group’s liabilities balances denominated in RMB were RMB1,852,777 and RMB2,361,355, accounting for 93.9% and 96.4% of its total liabilities balance, respectively.

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

d      Foreign currency exchange rate risks

All of the Group’s revenues are denominated in Renminbi, and a significant portion of the costs are incurred in U.S. dollars and Philippine Pesos, including service fee payments to nearly all of the teachers. The Philippines continues to experience inflation, currency declines and shortages of foreign exchange. The value of RMB against the U.S. dollar may fluctuate significantly and unpredictably. The fluctuations of the RMB against the US$ was approximately 6.3% depreciation, 5.7% appreciation and 1.4% appreciation in 2017, 2018 and 2019, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future. The Group is exposed to the risk of cost increases due to inflation in the Philippines and the depreciation of Renminbi. As the Group currently engages a third-party vendor to handle the payment of the service fees of the independently contracted teachers in the Philippines and in North America, and the Group settles the balance with them in Hong Kong dollars, the Group is also exposed to the risk of an increase in the value of the Hong Kong dollar relative to Renminbi. The Group does not currently engage in any transactions as a hedge against risk of loss due to foreign currency fluctuations.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

4      Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Costs to obtain contracts with customers	137,666	168,571
Prepaid advertising expenses	29,735	18,014
Prepaid taxes	27,414	13,860
Prepaid rental and other deposits	13,454	13,601
Prepaid fees to third-party payment channels	6,490	8,250
Prepaid student acquisition fees	3,281	2,093
Prepaid professional service fees	2,719	3,704
Advances to employees	2,439	1,658
Interest receivables	1,893	2,430
Prepaid Directors & Officers insurance	844	782
Prepayment for purchase of fixed assets	1,281	707
Prepaid PayPal to pay teacher salary costs	1,291	4,077
Student tuition payments in transit	1,322	1,291
Others	12,670	11,177
Total	242,499	250,215

5      Property and equipment, net

Property and equipment consist of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Computers and equipment	61,180	63,663
Leasehold improvement	43,360	45,498
Furniture and fixtures	9,797	10,963
Vehicle	228	228
Total	114,565	120,352
Less: Accumulated depreciation	(79,224)	(100,016)
Property and equipment, net	35,341	20,336

For the years ended December 31, 2017, 2018 and 2019, depreciation expenses amounted to RMB26,132,  RMB29,288 and RMB22,698, respectively.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

6      Intangible assets, net

The following table summarizes the Group’s intangible assets, net:

	As of December 31,
	2018	2019
	RMB	RMB
Trademark	2,366	2,366
Computer software	13,522	12,958
Copyright for teaching materials	4,373	6,992
Total	20,261	22,316
Less: Accumulated amortization	(8,471)	(12,398)
Intangible assets, net	11,790	9,918

For the years ended December 31, 2017, 2018 and 2019, amortization expenses amounted to RMB2,875, RMB3,682 and RMB3,927 respectively.

As of December 31, 2019, amortization expense of intangible assets for future years is expected to be as follows:

Amortization Expense
RMB
2020	3,209
2021	2,291
2022	1,142
2023	856
2024 and thereafter	2,420
9,918

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

7      Operating Leases

Leases are classified as operating leases or finance leases in accordance with ASC842. The Group has operating leases for office space that the Group utilizes under lease arrangements. For leases with terms greater than 12 months, the Group records the related assets and lease liability at the present value of lease payments over the terms. Certain leases include rental escalation clauses, renewal options and/or termination options, which are factored into the Group’s determination of lease payments when appropriate. As of the December 31, 2019, the Group has no finance lease.

The components of lease expense for the year ended December 31, 2019 were as follows:

As of December 31,
2019
RMB
Operating lease cost	40,926
Lease cost for leases with terms less than one year	1,542
Total lease cost	42,468

For the year ended December 31, 2019, there is no variable lease cost and sublease income recognized in the financial statements of the Group.

Maturities of lease liabilities are as follows:

As of December 31,
RMB
2020	32,231
2021	14,790
2022	5,193
2023	3,252
2024 and thereafter	3,115
Total undiscounted lease payments	58,581
Less: imputed interest	(3,486)
Total lease liabilities	55,095

The following table provides a summary of the Group’s lease terms and discount rates for the year ended December 31, 2019:

As of December 31,
2019
Weighted average remaining lease term(years)	2.40

Weighted average discount rate(percentage)	5.04%

Supplemental information related to the Group’s operating leases for the year ended December 31, 2019 is as follows:

For the year ended December 31,
2019
Cash paid for operating leases	40,840
Right of use assets obtained in exchange for operating lease liabilities	38,407

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

8      Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Salaries, welfare and outsourcing fee payable	117,186	94,939
Accrued advertising and other expenses	55,524	37,614
Accrued professional service fees	11,316	9,847
Security deposits from agents	972	3,546
Advance from agents	2,000	3,366
Accrued rental and property management fees	795	802
Accrued staff reimbursements	10,756	13,315
Others	2,691	3,526
Total	201,240	166,955

9      Short-term loan

The Group entered into a 24-month uncollateralized, non-revolving loan facility agreement with a bank in March 2018, and related amendment agreement in August 2018 (together the “2018 Facility Agreement”). Pursuant to the 2018 Facility Agreement, the Group can borrow up to US$13,000 at a floating interest rate of 3 months London Interbank Offered Rate (LIBOR) +4.36% (a total rate of 6.37% as of December 31, 2019). The Group is subject to certain financial covenants under the 2018 Facility Agreement, including a maximum quarterly student refund rate, and a minimum quarterly gross billing amount. As of December 31, 2019, the Group was in compliance with these covenants.

The Group drew down US$13,000 during 2018, and repaid US$ 2,958 and US$ 7,666 of loan principal for the year ended December 31, 2018 and December 31, 2019, respectively. Interest expense for the year ended December 31, 2018 and 2019 was RMB1,944 and RMB3,110, respectively. The loan balance outstanding as of December 31, 2019 was due in March 2020 and was repaid early in January 2020.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

10   Taxation

a      PRC Value Added Tax

The Group’s subsidiaries and VIEs incorporated in China are subject to 6% VAT for revenues from providing online English language education services, 9% VAT for revenues from providing online learning materials(10% VAT before April, 2019) and 13% VAT for revenues from selling textbooks. To record VAT payable, the Group adopted the net presentation method, which presents the difference between the output VAT (at a rate of 6%, 9%, 10% and 13%) and the available input VAT amount (at the rate applicable to the supplier). Output VAT is an amount collected from customers on behalf of government, and is not included in the transaction price with customers.

b      Income taxes

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Commencing from the year of assessment 2018/2019, the first HK$2 million of profits earned by the Group’s subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. Payments of dividends by the subsidiary to the Company are not subject to withholding tax in Hong Kong.

Philippines

Entities incorporated in the Philippines are subject to enterprise income tax in the Philippines at a rate of 30%. As of December 31, 2018 and 2019, the Company’s subsidiaries and VIE in the Philippines had an accumulated profit. The deferred tax assets for the Philippine subsidiaries and VIE as at December 31, 2018 and 2019 are mainly from accrued expenses and other current liabilities, for which no valuation allowance has been provided, as management believes it is more likely than not that these assets will be realized in the future. Payments of dividends by Philippines Co I, Philippines Co II and Philippines Co III are subject to withholding tax in the Philippines at the rate of 30%. As of December 31, 2017, 2018 and 2019, the Group did not record any withholding tax on the retained earnings of its subsidiaries and consolidated VIE in the Philippines, as the impact was immaterial as of December 31, 2017, 2018 and 2019.

Philippines Co II has been registered with the Philippine Economic Zone Authority, or PEZA, as an Eco zone IT Enterprise since December 19, 2014. As such, it is entitled to an income tax holiday, or 100% exemption from corporate income tax, for four years from its PEZA registration, a 5% special tax on gross income after the expiration of the income tax holiday in 2019, the tax and duty free importation of raw materials, capital equipment, machineries and spare parts, VAT zero-rating for local purchases of goods and services, and exemption from payment of local government imposts, fees, licenses, and taxes, and exemption from expanded withholding tax under Philippines tax law. Income tax holiday can be extended for another three years provided specific criteria are met and prior approval of PEZA is obtained.

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

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

10   Taxation (Continued)

PRC

Effective January 1, 2008, the Enterprise Income Tax Law (the “EIT Law”) in China unifies the enterprise income tax rate for the entities incorporated in China at 25% and grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”) and Software Enterprises. Under these preferential tax treatments, HNTEs are entitled to an income tax rate of 15%. In December 2016, Dasheng Online obtained the HNTEs certification and was subject to tax rate of 25% for the years ended December 31, 2015 and 2016, and preferential tax rate of 15% for the years ended December 31, 2017, 2018 and 2019, respectively. The Company’s consolidated VIEs operated in PRC were subject to tax statutory rate of 25% for the years ended December 31, 2017, 2018 and 2019.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC should be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as ‘‘the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.’’

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

Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC tax on worldwide income at a uniform tax rate of 25% retroactive to January 1, 2008.

PRC Withholding Tax on Dividends

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign-invested entity (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous EIT Law. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation (“SAT”‘) further promulgated Notice 9 on February 3, 2018, which provides that a “beneficial owner” refers to a person who has ownership and disposal rights to the income or any rights and assets arising from such income, and the tax authority is discretionary to determine whether an enterprise is determined as a “beneficial owner.”

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

10   Taxation (Continued)

Dasheng Zhixing, Dasheng HAWO, Dasheng Zhiyun and their subsidiaries are controlled by the Company through various contractual agreements. To the extent that Dasheng Zhixing, Dasheng HAWO, Dasheng Zhiyun and their subsidiaries have undistributed earnings, the Company will accrue appropriate expected tax associated with repatriation of such undistributed earnings.

As of December 31, 2017, 2018 and 2019, the Company did not record any withholding tax on the retained earnings of its subsidiary and consolidated VIEs in the PRC as they were still in accumulated deficit position.

	For the year ended December 31,
	2017			2018			2019
	Overseas	PRC		Overseas	PRC		Overseas	PRC
	entities	entities	Total	entities	entities	Total	entities	entities	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Income/(loss) before income tax expenses	10,593	(587,062)	(576,469)	13,490	(426,304)	(412,814)	61,124	(160,476)	(99,352)
Current income tax expenses	4,669	—	4,669	3,807	—	3,807	5,221	—	5,221
Deferred income tax expenses/(benefit)	(224)	(103)	(327)	176	(103)	73	(132)	(21)	(153)
Income tax expenses/(benefit)	4,445	(103)	4,342	3,983	(103)	3,880	5,089	(21)	5,068

The combined effects of the income tax exemption and reduction available to the Group are as follows (in thousands, except per share data):

	Year Ended December 31,
	2017	2018	2019
Tax holiday effect	1,669	1,385	622
Basic and diluted loss per share effect	0.01	0.00	0.00

Reconciliation of the differences between statutory tax rate and the effective tax rate for China operations

Reconciliation of the differences between the PRC statutory tax rate of 25% and the Group’s effective tax rate is as follows:

	As of December 31,
	2017	2018	2019
PRC statutory tax rate	25.00%	25.00%	25.00%
Effect on tax rates in different tax jurisdiction	(0.37)%	(0.78)%	0.08%
Effect on tax holiday	0.29%	0.34%	0.99%
Changes in valuation allowance	(12.86)%	(19.55)%	(16.91)%
Permanent book-tax differences—non-deductible expenses	(12.81)%	(5.95)%	(14.26)%
Effective tax rate	(0.75)%	(0.94)%	(5.10)%

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

10   Taxation (Continued)

c. Deferred Tax Assets and Liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. Significant components of the Group’s deferred tax assets are as follows:

	As of December 31,
	2018	2019
	RMB	RMB
Deferred tax assets
Tax loss carryforwards	222,733	230,688
Accruals and other liabilities	3,985	3,458
Advertising expenses carryforwards	79,256	88,627
Defined benefits liabilities	205	337
Total deferred tax assets	306,179	323,110
Less: Valuation allowance	(305,974)	(322,773)
Total deferred tax assets, net	205	337

RMB45,746, RMB262,310, RMB356,284, RMB293,411 and 121,520 of the tax loss carryforwards will expire in the years ended December 31, 2020, 2021, 2022, 2023 and 2024, respectively.

Significant components of the Group’s deferred tax liabilities are as follows:

	As of December 31,
	2018	2019
	RMB	RMB
Deferred tax liabilities
Intangible assets from business acquisitions	21	—
Total deferred tax liabilities	21	—

Movement of Valuation Allowance

The following table shows the movement of valuation allowance for the periods presented:

	For the year ended December 31,
	2018	2019
	RMB	RMB
Balance at beginning of the year	(225,250)	(305,974)
Current period addition	(80,724)	(16,799)
Balance at end of the year	(305,974)	(322,773)

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

11   Ordinary shares

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

As of December 31, 2019, 1,500,000,000 ordinary shares have been authorized, including (i) 1,000,000,000 Class A ordinary shares of a par value of US$0.0001 each, (ii) 350,000,000 Class B ordinary shares of a par value of US$0.0001 each and (iii) 150,000,000 shares of a par value of US$0.0001 each of such class or classes however designated by the Board of Directors.  313,857,894 ordinary shares have been issued, of which 90,744,233 were Class A ordinary shares and 223,113,661 were Class B ordinary shares. 312,051,174 ordinary shares  have been outstanding, of which 88,937,513 were Class A ordinary shares and 223,113,661 were Class B ordinary shares.

12   Share-based Compensation

The Company adopted 2013 Employee Stock Option Plan (the “2013 Plan”), 2014 Employee Stock Option Plan (the “2014 Plan”, collectively the “Pre-IPO Plans”). In May 2016, the Company adopted the 2016 Share Incentive Plan (“2016 Plan”). The Pre-IPO Plans and 2016 Plan allow the plan administrator to grant stock options, share appreciation rights, dividend equivalent right, restricted share units and restricted shares to employees, directors and consultants of the Company and its affiliates, up to a maximum of 36,229,922 and 4,600,000 Class A ordinary shares, respectively, plus an annual increase of 1.5% of the total outstanding share capital as of December 31 of the immediately preceding calendar year on the first day of each fiscal year, beginning in 2017, or such lesser number of Class A ordinary shares as determined by the board of directors of the Company. If an award under the Pre-IPO Plans terminates, expires or lapses, or is cancelled for any reason, ordinary shares subject to the award become available for the grant of a new award under the 2016 Plan. As of December 31, 2019, after consideration of adjustments for the annual increase and other changes, a total of 14,088,265 Class A ordinary shares are available under the plans.

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

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

12   Share-based Compensation (Continued)

The Company granted restricted share units (“RSUs”) under the 2016 Plan. Most of RSUs vest over a period of half-year, two-year or four-year requisite service period. And granted RSUs generally follow one of the four vesting schedules (“Schedule D”, “Schedule E”, “Schedule F”, “Schedule G” and “Schedule H”) below:

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

•                  Schedule G: 50% of the RSUs vest at each of the two anniversaries; and

•                  Schedule H: 100% of the RSUs vest at six months.

Prior to the completion of initial public offering, options are only exercisable subject to the grantee’s continuous service and the listing of the stock of the Company on a public stock exchange market, and options for which the service condition has been satisfied are forfeited should employment terminate before the Company’s public listing. After the completion of initial public offering, options can be exercised once the service condition is satisfied. The Company issues new Class A ordinary shares upon share option exercise or share unit conversion.

For the years ended December 31, 2017, 2018 and 2019, total share-based compensation expenses recognized were RMB35,069, RMB27,886 and RMB16,732, respectively. As of December 31, 2019, the unrecognized compensation cost was RMB42,707. These amounts are expected to be recognized over a weighted average period of 2.13 years.

Stock options

The Group uses the Binomial option pricing model to estimate the fair value of stock options. The assumptions used to value the Company’s option grants were as follows:

For the year ended December 31,
	2017	2018	2019

Stock options:
Contractual term (in years)	9.50-10.00	10.00-10.00	9.92-10.00
Expected volatility	47.3%-53.5%	48.0%-49.2%	48.1%-51.0%
Exercise multiple	2.2-2.8	2.2-2.8	2.2-2.8
Expected dividend yield	—	—	—
Risk-free interest rate (per annum)	2.3%-2.4%	2.7%-2.9%	1.7%-2.7%
Expected forfeiture rate (post-vesting)	—	—	—

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

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

12   Share-based Compensation (Continued)

The following table sets forth the summary of option activities under the Company’s 2013 Plan and 2014 Plan:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value		Weighted Average Grant Date Fair Value
		US$	(In years)	US$	RMB	US$	RMB

December 31, 2017	30,092,800	0.2147	7.76	18,616	121,121	0.5413	3.5221
Granted	1,930,000	0.3043	—	—	—	0.4223	2.9035
Exercised	(2,070,915)	0.1184	—	—	—	0.4953	3.4055
Expired	—	—	—	—	—	—	—
Forfeited or cancelled	(2,095,755)	0.4236	—	—	—	0.6482	4.4565
December 31, 2018	27,856,130	0.2124	6.84	7,491	51,507	0.5285	3.6335
Granted	3,272,000	0.2513	—	—	—	0.3293	2.2925
Exercised	(5,001,660)	0.1244	—	—	—	0.4723	3.2877
Expired	—	—	—	—	—	—	—
Forfeited or cancelled	(2,771,965)	0.3574	—	—	—	0.6901	4.8045
December 31, 2019	23,354,505	0.2194	6.14	10,165	70,769	0.4934	3.4351
Vested and expected to vest as of December 31, 2019	22,918,548	0.2056	5.85	10,293	71,659	0.5119	3.5636
Exercisable as of December 31, 2019	17,412,280	0.1682	5.02	8,471	58,973	0.5330	3.7104

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date.

RSUs

The following table sets forth the summary of the restricted share units’ activities in 2018 and 2019:

		Weighted Average
		Grant Date Fair Value
	Number of RSUs	US$	RMB
December 31,2017	4,625,005	1.11	7.20
Granted	5,097,630	0.62	4.27
Vested	(1,132,350)	1.09	7.51
Forfeited	(538,646)	1.09	7.52
December 31,2018	8,051,639	0.79	5.44
Granted	4,245,970	0.51	3.55
Vested	(2,938,710)	0.76	5.29
Forfeited	(1,121,259)	0.70	4.87
December 31,2019	8,237,640	0.66	4.59

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

13   Net loss per share

Basic net loss per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted earnings per share (‘‘EPS’’) is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the treasury stock method. For the years ended December 31, 2017, 2018 and 2019, stock options to purchase ordinary shares and restricted share units that were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company were 27,407,348, 26,635,519 and 27,421,502 on a weighted average basis, respectively. For the years ended December 31, 2017, 2018 and 2019, the Series A, Series B, Series C and Series D Preference Shares convertible into ordinary shares that were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company were all nil on a weighted average basis, respectively.

In periods during which the Group is profitable, the preferred shares issued and outstanding are participating securities and, therefore, all profits of the Company are allocated to ordinary shares and participating securities based on their dividend rights, as if all of the earnings for the period had been distributed. Considering that the holder of preferred shares has no contractual obligation to fund the losses of the Group in excess of the initial investment, the Group believes that in applying the two-class method of calculating EPS in accordance with ASC 260-10 in periods during which the Group recognizes losses, any losses from the Group should not be allocated to the preferred shares.

The following table sets forth the computation of basic and diluted net loss per share for the periods indicate:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Numerator:
Net loss	(580,811)	(416,694)	(104,420)
Deemed contribution from preferred shares	—	—	—
Accretion to Series A Preferred Shares redemption value	—	—	—
Accretion to Series B Preferred Shares redemption value	—	—	—
Accretion to Series C Preferred Shares redemption value	—	—	—
Accretion to Series D Preferred Shares redemption value	—	—	—
Numerator for basic and diluted loss per share	(580,811)	(416,694)	(104,420)
Denominator:
Weighted average ordinary shares outstanding—basic and diluted	301,610,060	304,542,400	308,364,918
Basic and diluted net loss per share attributable to ordinary shareholders	(1.93)	(1.37)	(0.34)
Basic and diluted net loss per ADS[1] attributable to ordinary shareholders	(28.95)	(20.55)	(5.08)

1  Each American depositary share (“ADS”) represents fifteen ordinary shares.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

14   Fair value measurement

The Group’s time deposits and non-financial assets, such as property and equipment, intangible assets were measured at fair value, only if they were determined to be impaired on an other than temporary basis. The carrying amount of the long-term loan approximates its fair value due to the fact that the related interest rate approximates the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities.

The following table sets forth financial instruments, measured at fair value by level within the fair value hierarchy, as of December 31, 2019:

	Fair value measurements at reporting date using
		Quoted Prices
		in Active	Significant
		Markets	Other	Significant
	As of	for Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
Items	2019	(Level 1)	(Level 2)	(Level 3)
Time deposits	257,508	—	257,508	—
Short-term investments	452,936	—	452,936	—
Total assets	710,444	—	710,444	—

	Fair value measurements at reporting date using
		Quoted Prices
		in Active	Significant
		Markets	Other	Significant
	As of	for Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
Items	2019	(Level 1)	(Level 2)	(Level 3)
Short-term loan	16,578	—	16,578	—
Total liability	16,578	—	16,578	—

The following table sets forth financial instruments, measured at fair value by level within the fair value hierarchy, as of December 31, 2018:

	Fair value measurements at reporting date using
		Quoted Prices
		in Active	Significant
		Markets	Other	Significant
	As of	for Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
Items	2018	(Level 1)	(Level 2)	(Level 3)
Time deposit	162,688	—	162,688	—
Short-term investments	136,304	—	136,304	—
Total assets	298,992	—	298,992	—

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

14   Fair value measurement (Continued)

	Fair value measurements at reporting date using
		Quoted Prices
		in Active	Significant
		Markets	Other	Significant
	As of	for Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
Items	2018	(Level 1)	(Level 2)	(Level 3)
Long-term loan[2]	69,045	—	69,045	—
Total liability	69,045	—	69,045	—

Time deposit

Time deposits placed with banks have an original maturity over three months. The fair value of time deposits is determined based on the prevailing interest rates in the market, which are also the interest rates as stated in the contracts with the banks. The Group classifies the valuation techniques that use the prevailing interest rates input as Level 2 of fair value measurements. This is because there generally are no quoted prices in active markets for identical time deposits at the reporting date. Hence, in order to determine the fair value, the Group must use observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Short-term investments

Short-term investments represent interest-bearing deposit placed with financial institution, which is restricted to withdrawal and use. The investment is issued by commercial bank in the PRC with a variable interest rate indexed to gold price published by the London Bullion Market Association and the exchange rate of euro against dollar. To estimate the fair value, the Group uses the expected return provided by the bank. As there are no quoted prices in active markets for the investment at the reporting date, the Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.

Short-term loan

The Group entered into a 24-month uncommitted non-revolving loan facility agreement in March 2018, and related amendment agreement in August 2018 (together the “2018 Facility Agreement”). Pursuant to the 2018 Facility Agreement, the Group can borrow up to US$13,000 at a floating interest rate of 3 months London Interbank Offered Rate (LIBOR) +4.36%.

2                   Due to the amounts of loan facility agreement should be repaid within one year at the end of 2019, the long-term loan presented in 2018 financial statements was classified to short- term loan account for 2019 financial statements.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

15   Commitments and contingencies

a      Commitment

Future minimum payments under non-cancelable agreements for operating leases that have not commenced or with lease terms of 12 months or less consist of the following as of December 31, 2019:

	Total	Less than One Year	One to Three Years	Over Three Years
	RMB	RMB	RMB	RMB
Operating lease commitments	11,877	3,414	8,433	30

Upon the adoption of ASC 842 on January 1, 2019, future minimum lease payments for operating lease liabilities as of December 31, 2019 are disclosed in Note 7.

Purchase commitments mainly include minimum commitments for non-cancellable advertising service contracts. Purchase commitments as of December 31, 2019 were as follows:

	Total	Less than One Year	Over One Year
	RMB	RMB	RMB
Purchase commitments	72,739	72,739	—

b      Contingencies

There are no claims, lawsuits, investigations and proceedings, including unasserted claims that are probable to be assessed, that have in the recent past had, or to the Group’s knowledge, are reasonably possible to have, a material change on the Group’s financial position, results of operations, or cash flow.

16   Related party transactions

Beijing Dasheng Time Technology Co., Ltd

In August 2014, Beijing Dasheng Time Technology Co., Ltd(“Dasheng Time”) was incorporated by Shu Ting. Shu Ting is the Group’s co-founder and has served as director and senior vice president. Since November 2019, Dasheng Zhixing entered into a promotion channel service with Dasheng Time. Under the cooperation, Dasheng Zhixing provides online lessons of Dasheng Time to the student who has purchased the prepaid credit packages of the Group, as a promotion channel to Dasheng Time. For the year ended 2019, the fair value of promotion service provided by Dasheng Zhixing is estimated to be RMB535, which are recognized as net revenues in the consolidated statement of comprehensive loss of the Group.

YY

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

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

16   Related party transactions (Continued)

The Group estimated the fair value of the audio and video streaming solution service provided by YY based on market value. For the year ended 2016 and 2017, the fair value of the audio and video streaming solution provided by YY is estimated to be RMB1,636 and RMB384 respectively, which are recognized as cost of revenues in the consolidated statement of comprehensive loss, and an addition to additional paid-in capital as shareholder contribution in the consolidated balance sheet of the Group. For the year ended 2019, the fair value of the audio and video streaming solution service provided by YY significantly decreased from the prior year as the Group begun to rely on its self-produced audio and video streaming software, technical service, servers and Internet connection bandwidth capacity from 2018. For the year ended 2018 and 2019, the fair value of the audio and video streaming solution provided by YY is to be nil.

17   Profit appropriation and restricted net assets

PRC laws and regulations permit payments of dividends by the subsidiaries and the VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, each of the Company’s subsidiary, VIE and VIE’s subsidiary is required to annually appropriate 10% of net after-tax income to the statutory general reserve fund (Note 2(z)) prior to payment of any dividends, unless such reserve funds have reached 50% of its respective registered capital.

As a result of these and other restrictions under PRC laws and regulations, the Company’s PRC subsidiary and consolidated VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances of the Group’s total consolidated net assets.

Total registered capital of the Company’s PRC subsidiary and consolidated VIEs as of December 31, 2018 and 2019 were RMB140,008 and RMB140,008, respectively.

The Company performed a test on the restricted net assets of its consolidated subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements”. As one of the Company’s PRC consolidated VIEs, Dasheng Zhiyun, is in a asset position, compared with the liability positions of other PRC subsidiary and consolidated VIEs of the Group, the Group concluded that it was applicable for the Group to disclose the financial information for the Company only.

The Company did not have significant capital and other commitments, or guarantees as of December 31, 2019.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

17   Profit appropriation and restricted net assets (Continued)

Condensed Balance Sheets

	As of December 31
	2018	2019	2019
	RMB	RMB	US$
			(Note 2(f))
ASSETS
Current assets
Cash and cash equivalents	13,000	6,967	1,001
Time deposits	162,688	48,748	7,002
Prepaid expenses and other current assets	5,808	3,343	480
Amounts due from inter-company entities	491,500	498,925	71,666
Total current assets	672,996	557,983	80,149
Non-current assets
Long-term investments in subsidiaries and VIEs	208,393	227,259	32,644
Time deposits	—	113,415	16,291
Total non-current assets	208,393	340,674	48,935
Total assets	881,389	898,657	129,084

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accrued expenses and other current liabilities	9,971	7,585	1,090
Amounts due to inter-company entities	13,754	13,828	1,986
Tax payables	—	91	13
Total current liability	23,725	21,504	3,089
Total liabilities	23,725	21,504	3,089
Shareholders’ deficit:
Ordinary shares	199	205	29
Treasury stock	—	(6,011)	(863)
Additional paid-in capital	1,107,019	1,128,079	162,038
Accumulated other comprehensive income	49,105	60,666	8,714
Accumulated deficit	(298,659)	(305,786)	(43,923)
Total shareholders’ deficit	857,664	877,153	125,995
Total liabilities and shareholders’ deficit	881,389	898,657	129,084

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

17   Profit appropriation and restricted net assets (Continued)

Condensed Statements of Operations and Comprehensive Loss

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				(Note 2(f))
Operating expenses:
Product development expenses	(54)	—	—	—
General and administrative expenses	(11,654)	(14,148)	(11,714)	(1,683)
Total operating expenses	(11,708)	(14,148)	(11,714)	(1,683)
Loss from operations	(11,708)	(14,148)	(11,714)	(1,683)
Impairment loss	—	(7,364)	—	—
Interest income	3,746	5,406	5,614	806
Interest expenses and other expense, net	2,601	(2,597)	(517)	(74)
Loss before income tax expenses	(5,361)	(18,703)	(6,617)	(951)
Income tax expenses	—	—	(510)	(73)
Net loss, all attributable to the Company’s ordinary shareholders	(5,361)	(18,703)	(7,127)	(1,024)
Comprehensive loss:
Net loss	(5,361)	(18,703)	(7,127)	(1,024)
Other comprehensive income/(loss)
Foreign currency translation adjustments	(51,686)	43,313	11,561	1,661
Total comprehensive loss	(57,047)	24,610	4,434	637

Condensed Statements of Cash Flows

	For the year ended December 31,
	2018	2018	2019	2019
	RMB	RMB	RMB	US$
				(Note 2(f))
Cash flows from operating activities:
Net cash used in operating activities	(162,335)	(3,836)	(6,718)	(965)
Cash flows from investing activities:
Placement of time deposits	(130,126)	(224,586)	(167,164)	(24,012)
Withdrawal of time deposits	286,277	246,326	169,412	24,334
Investment in subsidiaries	—	(68,755)	—	—
Net cash provided by/(used in) investing activities	156,151	(47,015)	2,248	322
Cash flows from financing activities:
Share repurchase program	—	—	(6,011)	(863)
Proceeds from exercise of stock options	260	1,611	4,334	623
Net cash provided by/(used in) financing activities	260	1,611	(1,677)	(240)
Effect of exchange rate changes on cash and cash equivalents	(1,257)	775	114	17
Net decrease in cash and cash equivalents	(7,181)	(48,465)	(6,033)	(866)
Cash and cash equivalents at the beginning of the year	68,646	61,465	13,000	1,867
Cash and cash equivalents at the end of the year	61,465	13,000	6,967	1,001

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

17   Profit appropriation and restricted net assets (Continued)

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

18   Segment Information

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

Prior to the year 2018, the Group operated and managed its business as a single segment. In 2017 July, the Group started a new business unit and began to operate small class offerings under this unit. Starting in 2018, the Group reorganized to report its business in two operating segments: one-on-one offerings and small class offerings. Segment information for the year ended December 31, 2017 has been revised to be presented on the same basis as the year ended December 31, 2018 and the year ended December 31, 2019

Information regarding the two segments provided to the Group’s CODM is at the operating loss level. The Group currently does not allocate assets and liabilities, non-operating income/ (expenses), income tax expenses to its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the two operating segments.

The Group presents segmental information after elimination of inter-company transactions. In general, revenue, cost of revenue and operating expenses are directly attributable, and are allocated, to each segment. The Group allocates costs and expenses that are not directly attributable to individual segments, such as those that support infrastructure across different operating segments, to the segments mainly on the basis of usage, revenue or headcount, depending on the nature of the relevant costs and expenses.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

18   Segment Information (Continued)

The following table presents summary information by segment:

	For the year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$

Net revenues
One-on-one offerings	835,649	1,044,769	1,365,706	196,171
Small class offerings	12,344	100,748	112,787	16,201
Total net revenues	847,993	1,145,517	1,478,493	212,372

Cost of revenues
One-on-one offerings	(293,763)	(342,927)	(386,085)	(55,458)
Small class offerings	(20,358)	(67,981)	(53,838)	(7,733)
Total cost of revenues	(314,121)	(410,908)	(439,923)	(63,191)

Gross profit
One-on-one offerings	541,886	701,842	979,621	140,713
Small class offerings	(8,014)	32,767	58,949	8,468
Total gross profit	533,872	734,609	1,038,570	149,181

Gross profit margin
One-on-one offerings	64.8%	67.2%	71.7%	71.7%
Small class offerings	(64.9)%	32.5%	52.3%	52.3%
Total gross profit margin	63.0%	64.1%	70.2%	70.2%

Sales and marketing expenses
One-on-one offerings	(619,966)	(647,314)	(738,010)	(106,009)
Small class offerings	(37,099)	(83,919)	(54,581)	(7,840)
Total sales and marketing expenses	(657,065)	(731,233)	(792,591)	(113,849)

Product development expenses
One-on-one offerings	(202,129)	(139,240)	(138,291)	(19,864)
Small class offerings	(21,073)	(45,760)	(19,214)	(2,760)
Total product development expenses	(223,202)	(185,000)	(157,505)	(22,624)

General and administrative expenses
One-on-one offerings	(213,880)	(186,983)	(178,606)	(25,655)
Small class offerings	(10,515)	(36,074)	(17,423)	(2,503)
Total general and administrative expenses	(224,395)	(223,057)	(196,029)	(28,158)

Operating expenses
One-on-one offerings	(1,035,975)	(973,537)	(1,054,907)	(151,528)
Small class offerings	(68,687)	(165,753)	(91,218)	(13,103)
Total operating expenses	(1,104,662)	(1,139,290)	(1,146,125)	(164,631)

Loss from operations
One-on-one offerings	(494,089)	(271,695)	(75,286)	(10,815)
Small class offerings	(76,701)	(132,986)	(32,269)	(4,635)
Total loss from operations	(570,790)	(404,681)	(107,555)	(15,450)

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

18   Segment Information (Continued)

The Group operates in two principal geographical areas—China and the Philippines. For all periods presented, all revenues from external customers are attributed to China based on customer location.

The following table summarizes property and equipment of the Group by geographical location:

	Property and equipment
	As of December 31,
	2018	2019
	RMB	RMB
China	27,103	16,446
Philippines	8,238	3,890

19   Subsequent events

The Group evaluated subsequent events from December 31, 2019 through the date when the consolidated financial statements were issued, and concluded that no subsequent events have occurred that would require recognition or disclose in the consolidated financial statements other than discussed below.

In December 2019, a novel strain of coronavirus was reported. This outbreak has led to temporary closure of the Group’s offices in many locations in February 2020 with a significant portion of the Group’s employees working from home, which might have resulted in lower work efficiency and productivity. For offices that have been re-opened, the Group has adopted and implemented health protocols allowing half of the employees to work onsite. During such outbreak period, incoming calls and trial lesson requests have increased, which the Group believes was a result of temporary closure of schools in China. However, due to inadequate course consultants, which was a result of implementation of the Group’s health protocols during such outbreak period, to help answering inquiries from potential customers, the Group may experience a lower-than-usual conversion rate. In addition, the Group also experienced difficulties in recruiting and hiring in China during such outbreak period. Although the Group has taken precautions to adopt employee health protocols, step up recruiting efforts, and optimize the Group’s technology system to support the increasing volume of trial lessons, the Group cannot ensure that the Group’s service quality will not be adversely affected by such outbreak. The Group’s operations in the Philippines have also been affected by the outbreak and precautions taken in response there. The Group engages independently contracted teachers and operate offices in the Philippines. Both the Group’s employees and independently contracted teachers who work from home as a result of the outbreak may suffer from declining efficiency or effectiveness as well as network quality issues. As a result, the Group experienced a declining trend in trial lessons delivered by independently contracted teachers in the Philippines, which might further adversely impact the Group’s conversion rate.

While the disruption is currently expected to be temporary, there is uncertainty around the duration of these disruptions or the possibility of other effects on the Group’s business. In the event that this epidemic cannot be effectively and timely contained, the Group’s ability to consistently offer online lessons and related services in the future may be significantly disrupted, which in turn may harm the growth rate and retention of the Group’s students, as well as the Group’s financial performance generally. Further, the COVID-19 outbreak may adversely affect the Group’s financial condition and results of operations in the second and third quarter of 2020 due to potential decreasing trend of number of the Group’s lessons delivered in those two quarters when schools in China may re-open and make up for delayed courses.