Form 20-F
period 2020-12-31
China Online Education Group
filed 2021-04-07
CIK 1659494

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020.

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
Telephone: +86 10-8342 6262
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each	COE	New York Stock Exchange
representing fifteen Class A ordinary shares,
par value US$0.0001 per share
Class A ordinary shares,		New York Stock Exchange
par value US$0.0001 per share*

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares, each representing fifteen Class A ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2020, there were 323,640,564 ordinary shares outstanding, par value $0.0001 per share, being the sum of 193,953,398 Class A ordinary shares (excluding (i) 7,527,705 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the issuer's share incentive plan; and (ii) the company's repurchase of 2,092,500 Class A ordinary shares in the form of ADSs held as treasury shares) and 129,687,166 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☐ Yes ☒ No

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

☐ Yes ☐No

i

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

●	a lesson is considered “booked” when it is taken or when the student to such lesson is confirmed absent;
●	an “active student” for a specified period refers to a student who booked at least one paid lesson, excluding those students who only attended paid live broadcasting lessons or trial lessons;
●	“ADSs” refers to our American depositary shares, each representing 15 Class A ordinary shares;
●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;
●	“gross billings” for a specific period refers to the total amount of cash received for the sale of course packages and services in such period, net of the total amount of refunds in such period;
●	“ordinary shares” refers to our Class A and Class B ordinary shares, par value US$0.0001 per share;
●	“our PRC consolidated VIEs” refers to Dasheng Zhixing, Dasheng Helloworld and Dasheng Zhiyun;
●	“our WFOEs” refers to Dasheng Online and Helloworld Online;
●	a “paying student” for a specified period refers to a student that purchased a course package during the period, excluding those students who only paid for live broadcasting lessons, and the total number of “paying students” for a specified period refers to the total number of paying students for such period minus the total number of students that obtained refunds during such period;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;
●	“we,” “us,” “our company,” “our,” and “COE” refer to China Online Education Group, a Cayman Islands company, and its subsidiaries, and, in the context of describing our operations and consolidated financial information, also include its consolidated variable interest entities;
●	“foreign teachers” refers to the non-Chinese teachers; and
●	“global teachers” refers to the non-Filipino foreign teachers.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.5250 to US$1.00, the exchange rate in effect as of December 31, 2020 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. This annual report contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects.” These forward-looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our goals and growth strategies;
●	our expectations regarding demand for and market acceptance of our brand and platform;
●	our ability to retain and increase our student enrollment;
●	our ability to offer new courses;
●	our ability to engage, train and retain new teachers;
●	our future business development, results of operations and financial condition;
●	our ability to maintain and improve infrastructure necessary to operate our education platform;
●	competition in the online education industry in China;
●	the expected growth of, and trends in, the markets for our course offerings in China;
●	relevant government policies and regulations relating to our corporate structure, business and industry;
●	general economic and business condition in China, the Philippines and elsewhere; and
●	assumptions underlying or related to any of the foregoing.

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

PART I.

ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.      KEY INFORMATION

A.          Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statements of operation data (other than ADS data) and cash flow data for the years ended December 31, 2018, 2019 and 2020 and the selected consolidated balance sheet data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The following selected consolidated statements of comprehensive loss data (other than ADS data) for the years ended December 31, 2016 and 2017 and the selected consolidated balance sheet data as of December 31, 2016, 2017 and 2018 has been derived from our consolidated financial statements which are not included in this annual report. Our historical results for any period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$(5)

	(in thousands, except for share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Income/(Loss):
Net revenues	418,281	847,993	1,145,517	1,478,493	2,054,095	314,804
Cost of revenues	(147,157)	(314,121)	(410,908)	(439,923)	(580,417)	(88,953)
Gross profit	271,124	533,872	734,609	1,038,570	1,473,678	225,851
Operating expenses(1):
Sales and marketing expenses	(464,890)	(657,065)	(731,233)	(792,591)	(1,035,620)	(158,716)
Product development expenses	(152,709)	(223,202)	(185,000)	(157,505)	(162,829)	(24,955)
General and administrative expenses	(165,657)	(224,395)	(223,057)	(196,029)	(214,224)	(32,831)
Total operating expenses	(783,256)	(1,104,662)	(1,139,290)	(1,146,125)	(1,412,673)	(216,502)
Other income	—	—	—	—	43,414	6,653
Income/(loss) from operations	(512,132)	(570,790)	(404,681)	(107,555)	104,419	16,002
Impairment loss	—	—	(7,364)	—	—	—
Interest income	4,430	6,863	9,167	17,654	38,508	5,902
Interest expense and other expenses, net	(5,460)	(12,542)	(9,936)	(9,451)	(66)	(10)
Income/(loss) before income tax expenses	(513,162)	(576,469)	(412,814)	(99,352)	142,861	21,894
Income tax benefits/(expenses)	(1,616)	(4,342)	(3,880)	(5,068)	4,101	629
Net income/(loss)	(514,778)	(580,811)	(416,694)	(104,420)	146,962	22,523
Accretions to preferred shares redemption value	(91,631)	—	—	—	—	—
Deemed contribution from preferred shares	2,618	—	—	—	—	—
Net income/(loss) attributable to ordinary shareholders	(603,791)	(580,811)	(416,694)	(104,420)	146,962	22,523
Net income/(loss)	(514,778)	(580,811)	(416,694)	(104,420)	146,962	22,523

Other comprehensive (loss)/income:
Foreign currency translation adjustments	27,700	(24,662)	16,939	5,356	(21,087)	(3,232)
Total comprehensive income/(loss)	(487,078)	(605,473)	(399,755)	(99,064)	125,875	19,291
Weighted average number of ordinary shares used in computing basic income/(loss) per share(2)	199,039,819	301,610,060	304,542,400	308,364,918	319,553,690	319,553,690

Weighted average number of ordinary shares used in computing diluted income/(loss) per share(2)	199,039,819	301,610,060	304,542,400	308,364,918	341,503,118	341,503,118

Net income/(loss) per share attributable to ordinary shareholders(3)
Basic	(3.03)	(1.93)	(1.37)	(0.34)	0.46	0.07
Diluted	(3.03)	(1.93)	(1.37)	(0.34)	0.43	0.07
Net income/(loss) per ADS attributable to ordinary shareholders(4)
Basic	(45.50)	(28.95)	(20.55)	(5.08)	6.90	1.06
Diluted	(45.50)	(28.95)	(20.55)	(5.08)	6.46	0.99

Notes:

(1)	Share-based compensation expenses were allocated in operating expenses as follows:

	For the Year Ended December 31
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$(5)

	(in thousands)
Sales and marketing expenses	(5,082)	(4,612)	(5,676)	(2,951)	(8,835)	(1,354)
Product development expenses	(16,202)	(9,039)	(7,396)	(3,472)	(4,477)	(686)
General and administrative expenses	(26,958)	(21,418)	(14,814)	(10,309)	(13,422)	(2,057)

(2)	The weighted average number of ordinary shares represents the sum of the weighted average number of Class A and Class B ordinary shares. See Note 13 in our audited consolidated financial statements included in this annual report for additional information regarding the computation of the per share amounts and the weighted average numbers of Class A and Class B ordinary shares.
(3)	Our ordinary shares are comprised of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. As holders of Class A and Class B ordinary shares have the same dividend right and the same participation right in our undistributed earnings, the basic and diluted income (loss) per Class A ordinary share and Class B ordinary share are the same for all the periods presented during which there were two classes of ordinary shares.
(4)	Each ADS represents fifteen Class A ordinary shares.
(5)	All translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at the rate as of the end of the applicable period, that is, RMB6.5250 to US$1.00, the rate in effect as of December 31, 2020.

The following table presents our selected consolidated balance sheet data as of the dates indicated.

	As of December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	274,873	320,039	413,143	342,951	326,647	50,061
Time deposits	372,150	202,659	162,688	257,508	891,408	136,614
Short-term investments	—	100,722	136,304	452,936	509,636	78,105
Total assets	775,527	783,556	1,010,218	1,401,817	2,209,548	338,627
Advances from students	688,551	1,204,223	1,684,791	2,186,591	2,721,046	417,019
Accrued expenses and other current liabilities	165,092	220,370	201,240	166,955	237,101	36,337
Total liabilities	874,710	1,451,947	1,972,867	2,448,475	3,076,486	471,492
Total shareholders’ deficit	(99,183)	(668,391)	(962,649)	(1,046,658)	(866,938)	(132,865)
Total liabilities and shareholders’ deficit	775,527	783,556	1,010,218	1,401,817	2,209,548	338,627

The following table presents our selected consolidated cash flow data for the years indicated.

	For the Year Ended December 31
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by operating activities	29,781	397,933	719,243	110,228
Net cash used in investing activities	(4,898)	(412,910)	(734,271)	(112,531)
Net cash provided by/ (used in) financing activities	68,407	(54,536)	10,789	1,653
Effect of exchange rate changes on cash and cash equivalents	(186)	(679)	(12,065)	(1,849)
Net increase/ (decrease) in cash and cash equivalents	93,104	(70,192)	(16,304)	(2,499)
Cash and cash equivalents at beginning of the period	320,039	413,143	342,951	52,560
Cash and cash equivalents at end of the period	413,143	342,951	326,647	50,061

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

We have incurred significant sales and marketing expenses. Our sales expenses include telemarketing sales and free trial lesson related expenses, and our marketing expenses include online and mobile marketing and branding expenses. In December 2015, we began outsourcing part of our marketing and sales functions to independent third-party suppliers who provide management and business outsourcing services. We had 5,184 sales and marketing staff (including 1,323 full-time employees and 3,861 outsourced personnel) as of December 31, 2020. We incurred RMB731.2 million, RMB792.6 million and RMB1,035.6 million (US$158.7 million) in sales and marketing expenses in 2018, 2019, and 2020, respectively.

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

We have incurred net losses of RMB416.7 million, RMB104.4 million in 2018 and 2019, and recorded net income of RMB147.0 million (US$22.5 million) in 2020 respectively. We had accumulated deficit of RMB2,094.5 million, RMB2,198.9 million, and RMB2,051.9 million (US$314.5 million) as of December 31, 2018, 2019, and 2020, respectively.

While we recognized net income for 2020, we cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future. Our ability to achieve profitability will depend in large part on our ability to increase our operating margin, either by growing our revenues at a rate faster than our operating expenses increase, or by reducing our operating expenses, especially our sales and market expenses, as a percentage of our net revenues. Accordingly, we intend to continue to invest in our branding and marketing activities to attract new students, improve our online and mobile platforms and data analytics capabilities to enhance student experience. As a result of the foregoing, we believe that we may continue to incur net losses in the future.

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

Our growth strategies include further enhancing our brand image to grow our student base and increase student enrollments, increasing our market penetration amongst K-12 students, expanding our course offerings, enhancing our teaching methods, improving the learning experience of our students, and advancing our technology. We may not succeed in executing these growth strategies due to a number of factors, including the following:

●	we may fail to further promote our platforms;
●	we may not be successful in effectively delivering or promoting our small class lessons and live broadcasting lessons;
●	we may fail to effectively promote our corporate packages;
●	we may not be able to engage, train and retain a sufficient number of qualified teachers and other key personnel;
●	we may not be able to continue to improve our personalized learning experience of our students or to enhance our existing courses or develop new courses, especially for K-12 students, that meet the changing demands for English learners;
●	we may fail to maintain the technology necessary to deliver a smooth learning experience to our students; and

●	we may not be able to identify suitable targets for acquisitions and partnership.

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

Our business depends on the performance and reliability of the internet infrastructure in China and the Philippines. In China, almost all access to the internet is maintained through state-controlled telecommunications operators. In many parts of China and the Philippines, the internet infrastructure is relatively underdeveloped, and internet connections are generally slower and less stable than in more developed countries. We cannot assure you that the internet infrastructure in China and the Philippines will remain sufficiently reliable for our needs or that either country will develop and make available more reliable internet access to our students and independently contracted teachers. Any failure to maintain the performance, reliability, security or availability of our network infrastructure may cause significant damage to our ability to attract and retain students and teachers. Major risks involving our network infrastructure include:

●	breakdowns or system failures resulting in a prolonged shutdown of our servers;
●	disruption or failure in the national backbone networks in China or the Philippines, which would make it difficult for students and independently contracted teachers to access our online and mobile platforms or to engage in live lessons;
●	damage from natural disaster or other catastrophic event such as a typhoon, volcanic eruption, earthquake, flood, telecommunications failure, or other similar events in China or in the Philippines; and
●	any infection by or spread of computer viruses.

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

Labor costs in China have increased with China’s economic development, particularly in the large cities where our offices are based. Rising inflation in China is also putting pressure on wages and the average wage level for our employees has also increased in recent years. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated governmental agencies for the benefit of our employees. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our students by increasing prices for our courses or improving the utilization of our staff, our profitability and results of operations may be materially and adversely affected. Furthermore, the PRC government has promulgated new laws and regulations to enhance labor protection in recent years, such as the Labor Contract Law and the Social Insurance Law. As the interpretation and implementation of these new laws and regulations are still evolving, our employment practice may not at all times be deemed in compliance with the new laws and regulations. For instance, in December 2015, we began outsourcing part of our marketing and sales functions to independent third-party suppliers who provide management and business outsourcing services to us. There remains a degree of uncertainty as to whether this service outsourcing arrangement will be deemed a labor dispatch arrangement under current PRC laws and regulations. If the authorities take the view that this outsourcing arrangement constitutes labor dispatch and thus violates relevant labor laws, we may be ordered to terminate this outsource arrangement and may even be fined or have our business license revoked. If we are subject to penalties or incur significant liabilities in connection with labor disputes or investigation, our business and profitability may be adversely affected.

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

We also rely on some third-party vendors in Hong Kong to handle the payment of the compensation of our foreign teachers. Any failure of this vendor to provide these services may negatively impact our relationships with teachers in the Philippines, damage our reputation and cause us to lose teachers while making it difficult to find replacement teachers.

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

We rely primarily on copyrights, trademarks, trade secrets and other contractual restrictions for the protection of the intellectual property used in our business. Nevertheless, these provide only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Our trade secrets may become known or be independently discovered by our competitors. Third parties may in the future pirate our course materials and may infringe upon or misappropriate our other intellectual property. Infringement upon or the misappropriation of, our proprietary technologies or other intellectual property could have a material adverse effect on our business, financial condition or operating results. Policing the unauthorized use of proprietary technology can be difficult and expensive. As of the date of this annual report, one of our Chinese trade-names, the WuYouYingYu (无忧英语), has been registered under the international category 41 of education or training and international category 42 of computer software.

Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. Such litigation may be costly and divert management’s attention away from our business. An adverse determination in any such litigation would impair our intellectual property rights and may harm our business, prospects and reputation. Enforcement of judgments in China is uncertain, and even if we are successful in litigation and purchase insurance in advance to cover costs arising from litigation, these may not provide us with an effective and adequate remedy. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

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

Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet and mobile platforms have recently come under increased public scrutiny. Increased regulation by the PRC government of data privacy on the internet is likely, and we may become subject to new laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information that could affect how we store and process the data of our teachers and students. For example, the MOE, jointly with other certain PRC government authorities, promulgated the Online After-School Training Opinions, which became effective on July 12, 2019 and provides that online after-school training institutions shall, among others, file with the competent provincial education regulatory authorities the certificate and the grade evaluation report for the graded protection of cyber security and the materials related to certain management systems regarding the protection of personal information and cyber security. See “Item 4. Information on the Company—B. Business Overview— Government Regulations—PRC Regulations— Regulations Relating to After-School Tutoring.” Further, the MOE, jointly with certain other PRC government authorities, issued the Opinions on Educational Applications on August 10, 2019, which requires that Educational Applications shall, among others, obtain the certificate and the grade evaluation report for graded protection of cyber security before filing with competent provincial regulatory authorities for education. See “Item 4. Information on the Company—B. Business Overview— Government Regulations—PRC Regulations— Regulation Relating to Educational Applications.” Moreover, the MOE, jointly with certain other PRC government authorities, issued the Opinions on Management of Online Class Platforms for Juveniles on November 27, 2020, which requires online class platforms for juveniles, among others, to resubmit for review and renew relevant filing with competent provincial regulatory authorities for education when launching a new application or adjusting a major function.The MOE expects to further promulgate implementation rules with respect to such requirements. See “Item 4. Information on the Company—B. Business Overview— Government Regulations—PRC Regulations— Regulation Relating to Online Class Platforms for Juveniles.” Furthermore, there are a number of legislative proposals in the European Union and the United States, at both the federal and state level, as well as other jurisdictions that could impose new obligations in areas affecting our business. We generally comply with industry standards and are subject to the terms of our own privacy policies. Compliance with any additional laws or regulations concerning data protection, or the interpretation and application of existing data protection laws or regulations, which is often uncertain and in flux, could be expensive, and may place restrictions on the conduct of our business and the manner in which we interact with our students. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us.

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

In December 2019, a novel strain of coronavirus was reported. This outbreak has led to temporary closure of our offices in many locations in the first quarter of 2020 with a significant portion of our employees working from home, which has resulted in lower work efficiency and productivity. For offices that have been re-opened, we have adopted and implemented health protocols allowing half of the employees to work onsite. During such outbreak period, incoming calls and trial lesson requests have increased, which we believe was a result of temporary closure of schools in China. However, due to inadequate course consultants, which was a result of implementation of our health protocols during such outbreak period, to help answering inquiries from potential customers, we experienced a lower-than-usual conversion rate. In addition, we also experienced difficulties in recruiting and hiring in China during such outbreak period. Our operations in the Philippines have also been affected by the outbreak and precautions taken in response there. We engage independently contracted teachers and operate offices in the Philippines. Both our employees and independently contracted teachers who work from home as a result of the outbreak suffered from declining efficiency or effectiveness as well as network quality issues. As a result, we experienced a declining trend in free trial lessons delivered by independently contracted teachers in the Philippines, which might further adversely impact our conversion rate.

While control measures have been relaxed and market demand has gradually recovered, there is uncertainty around the possibility of other effects on our business. In the event that this pandemic cannot be effectively and timely contained, our ability to consistently offer online lessons and related services in the future may be significantly disrupted, which in turn may harm the growth rate and retention of our students, as well as our financial performance generally.

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

As of December 31, 2020 we leased thirty-two office facilities in China for our operations. A portion of our business premises have not been registered with the local counterpart of the State Administration for Market Regulation, or SAMR (established by merged State Administration of Industry and Commerce, or the SAIC, the General Administration of Quality Supervision, Inspection and Quarantine and the China Food and Drug Administration according to 2018 Institutional Reform Plan), pursuant to the relevant PRC laws and regulations. If the relevant PRC government authorities discover or determine that Beijing Dasheng Zhixing Technology Co., Ltd., or Dasheng Zhixing, conducts business at unregistered business premises, it may order Dasheng Zhixing to make correction within a given period or to cease the use of such unregistered business premises as its business premises, and may concurrently levy a fine up to RMB100,000 on Dasheng Zhixing. As of the date of this annual report, we are not aware of any claims or actions being contemplated or initiated by governmental authorities or any other third parties with respect to our use of unregistered business premises to conduct our business in PRC. However, we cannot assure you that our use of such unregistered business premises will not be challenged. In addition, all of our leasehold interests in leased properties have not been registered with the relevant PRC governmental authorities as required by PRC law, which may expose us to potential fines.

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

We accept payments using a variety of methods, including bank transfers, online payments with credit cards and debit cards issued by major banks in China, and payment through third-party online payment platforms such as Alipay, WeChat Pay, China Merchants Bank Aggregate Paying Platform, 99bill and UnionPay. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be susceptible to fraud and other illegal activities in connection with the various payment methods we offer. We are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and become unable to accept credit and debit card payments from our students, process electronic funds transfers or facilitate other types of online payments, and our business, financial condition and results of operations could be materially and adversely affected.

If our senior management is unable to work together effectively or efficiently or if we lose their services, our business may be severely disrupted.

Our success heavily depends upon the continued services of our management. In particular, we rely on the expertise and experience of Mr. Jack Jiajia Huang, our founder, chairman and chief executive officer, and Ms. Ting Shu, our co-founder, director, who are husband and wife. We also rely on the experience and services from other senior management, including Mr. Liming Zhang, our co-founder and chief operating officer, Mr. Min Xu, our chief financial officer. If they cannot work together effectively or efficiently, our business may be severely disrupted. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we may lose students, teachers, and other key professionals and staff members. Our senior management has entered into employment agreements with us, including confidentiality and non-competition clauses. However, if any dispute arises between our officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

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

We engage independently contracted teachers and operate offices in the Philippines. Accordingly, our business, results of operations and financial condition may be materially and adversely affected by significant political, social and economic developments in the Philippines or changes in Philippine laws and regulations. In particular, our Philippine operations and our operating results may be adversely affected by:

●	changes in policies of the government or changes in laws and regulations, or in the interpretation or enforcement of these laws and regulations;
●	measures that may be introduced to control inflation, such as interest rate increases or bank account withdrawal controls; and

●	changes in the tax laws and regulations.

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

We adopted share incentive plans in September 2013, or the 2013 Plan, and in December 2014, or the 2014 Plan. The 2014 Plan was amended in February 2016. Under the 2013 Plan and the 2014 Plan, we are authorized to grant options or share purchase rights to purchase up to an aggregate of 36,229,922 Class A ordinary shares as of the date of this annual report. In May 2016, we adopted the 2016 share incentive plan, or the 2016 Plan, pursuant to which a maximum of 4,600,000 Class A ordinary shares may be issued pursuant to all awards granted thereunder. Beginning in 2017, the number of shares reserved for future issuances under the 2016 Plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors, during the term of the 2016 Plan. As of January 1, 2021, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards granted under the 2016 Plan was increased to 27,777,346. As of February 28, 2021, options to purchase a total of 19,301,695 Class A ordinary shares were issued and outstanding, and 140,625 restricted share units were outstanding under the 2013 Plan and the 2014 Plan. As of February 28, 2021, 7,363,399 restricted share units were outstanding under the 2016 Plan. As a result of grants and potential future grants under the 2013 Plan, the 2014 Plan and the 2016 Plan, we have incurred and will continue to incur share-based compensation expenses. We have recognized share-based compensation expense in the amount of RMB26.7 million (US$4.1 million) in 2020. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in auditing our consolidated financial statements for the fiscal years ended December 31, 2018 and 2019, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States (PCAOB).

As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to our lack of U.S. GAAP expertise to address complex U.S. GAAP technical accounting issues, related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. The material weakness, if not timely remedied, may have led to significant misstatements in our consolidated financial statements in the future.

Following the identification of the material weakness, we have taken measures to remedy the material weakness. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2020 after the remediation. For details on these initiatives, please see “Item 15. Controls and Procedures—Internal Control Over Financial Reporting—Remediation of the Material Weakness in Internal Control over Financial Reporting Reported in 2018 and 2019.”

The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in their respective annual reports. In addition, an independent registered public accounting firm for a public company may be required to issue an attestation report on the effectiveness of such company’s internal control over financial reporting. This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm on internal control over financial reporting because we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2020. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we have become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

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

Rising international political tension, including changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our investor sentiment.

The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. In January 2020, the “Phase One” agreement was signed between the United States and China on trade matters. However, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the U.S., tax policy related to international commerce, or other trade matters Against this backdrop, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government. For example, the Ministry of Commerce of China published Measures for Blocking Improper Extraterritorial Application of Foreign Laws and Measures in January 2021 to counter restrictions imposed by extraterritorial application of foreign laws and measures upon any Chinese citizen, legal person or other organization from conducting normal economic and trade activities and relevant activities with any third country (region) or its citizen, legal person or other organization. Rising trade and political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies. It could also adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our overseas expansion, our financial condition, and results of operations.

While we Currently do not operate U.S.-related cross-border business, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our services, impact our competitive position or prevent us from providing services in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition and results of operations.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

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
We operate our Hawo (哈沃) brand through our PRC consolidated VIE, Beijing Dasheng Helloworld Technology Co., Ltd., or Dasheng Helloworld. Dasheng Helloworld is 100% owned by Mr. Jack Jiajia Huang. We operate our research on video and audio technologies through one of our PRC consolidated VIEs, Shenzhen Dasheng Zhiyun Technology Co., Ltd., or Dasheng Zhiyun. Dasheng Zhiyun is 80% owned by Mr. Jack Jiajia Huang, 10% owned by Mr. Caijian Jia, and 10% owned by Mr. Jing Chen. All shareholders of our PRC consolidated VIEs are PRC citizens. We entered into a series of contractual arrangements with our PRC consolidated VIEs and their respective shareholders, which enable us to:

●	exercise effective control over our PRC consolidated VIEs;
●	receive substantially all of the economic benefits; and
●	have an exclusive option to purchase all or part of the equity interests in our PRC consolidated VIEs when and to the extent permitted by PRC law.

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

If, as a result of our contractual arrangements, we or our PRC consolidated VIEs are found to be in violation of any existing or future PRC laws or regulations, or such contractual arrangement is determined as illegal and invalid by the PRC court, arbitral tribunal or regulatory authorities, or we fail to obtain, maintain or renew any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business licenses and/or operating licenses of our PRC consolidated VIEs and/or our WFOEs;
●	discontinuing or restricting the conduct of any transactions between our PRC consolidated VIEs and our WFOEs;
●	limiting our business expansion in China by way of entering into contractual arrangements;
●	imposing fines, confiscating the income from our PRC consolidated VIEs, or imposing other requirements with which we or our PRC consolidated VIEs may not be able to comply with;
●	shutting down our servers or blocking our websites;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our PRC consolidated VIEs and deregistering the equity pledges of our PRC consolidated VIEs;
●	restricting or prohibiting our use of the proceeds of our equity offerings to finance our business and operations in China;
●	imposing additional conditions or requirements with which we may not be able to comply with; or
●	take other regulatory or enforcement actions against us that could be harmful to our business.

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

We have designated individuals who are PRC nationals to be the shareholders of our PRC consolidated VIEs. Dasheng Zhixing is owned by Mr. Jack Jiajia Huang and Ms. Ting Shu. Dasheng Helloworld is 100% owned by Mr. Jack Jiajia Huang. Dasheng Zhiyun is 80% owned by Mr. Jack Jiajia Huang, 10% owned by Mr. Caijian Jia, and 10% owned by Mr. Jing Chen. The interests of these individuals as the shareholders of our PRC consolidated VIEs may differ from the interests of our company as a whole. These shareholders may breach, or cause our PRC consolidated VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our PRC consolidated VIEs, which would have a material and adverse effect on our ability to effectively control our PRC consolidated VIEs. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

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

On August 10, 2018, the Ministry of Justice (the “MOJ “) published the draft submitted for approval for the amendment to the Regulations on the Implementation of the Private Education Promotion Law of the PRC (the “MOJ Draft for Approval”), for public comments. The MOJ Draft for Approval stipulates that the establishment of private training and educational organizations enrolling students of kindergarten, primary school, middle and high school age and implementing activities relating to cultural and educational courses at school, or examination-related and further education-related tutoring and other cultural and educational activities, would be subject to the review and approval of the administrative departments for education of the governments at or above the county level in accordance with the Article 12 of the Private Education Promotion Law of the PRC. The establishment of private training and educational organizations that implement activities aiming at quality promotion, personality development in the areas of linguistic competence, arts, physical activities, technology, and activities targeting at cultural education for adults and non-degree continuing education, can apply to register as the legal person directly. However, such private training and/or educational organization must not carry out the cultural and educational activities mentioned above, which requires the review and approval of the administrative departments for education. Further, such private training and/or educational organizations which provide online training and/or educational services through internet technology are required to obtain corresponding internet operation permits. Pursuant to the MOJ Draft for Approval, a private training and educational organization like us would not be required to apply for a school operating permit. However, it is unclear what the corresponding internet operation permits refer to. As of the date of this annual report, the MOJ Draft for Approval was still pending for final approval and was not in effect. It remains uncertain when and how the MOJ Draft for Approval would come into effect, and how local government would promulgate and implement rules related to the filing or licensing requirement applicable to online education service providers.

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

Moreover, the MOE, jointly with certain other PRC government authorities, issued the Opinions on Management of Online Class Platforms for Juveniles on November 27, 2020, which requires online class platforms for juveniles, among others, to resubmit for review and renew relevant filing with competent provincial regulatory authorities for education when launching a new application or adjusting a major function.The MOE expects to further promulgate implementation rules with respect to such requirements.

We are making efforts to comply with the Online After-School Training Opinions by, for example, making changes to our class schedule and tuition collection method and notifying our instructors of the requirement to obtain the necessary teacher qualification licenses. But still, certain aspects of our online class business may be deemed to be not in full compliance with the Online After-School Training Opinions. As of the date of this annual report, we have not received any written notice of warning from, or been subject to penalties imposed by, the relevant government authorities for alleged failure by us to comply with the Online After-School Training Opinions. We have completed the filing as required under the Online After-School Training Opinions and the Opinions on Educational Applications. Nevertheless, we cannot assure you that we will and comply with other regulatory requirements under the Online After- School Training Opinions, the Opinions on Educational Applications and their related local rules in a timely manner, or at all. If we fail to comply with other applicable regulatory requirements, we may be subject to orders to transform our operations toward compliance, fines, or other regulatory orders to suspend our operations or other regulatory and disciplinary sanctions.

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

On November 27, 2020, the MOE, jointly with certain other PRC government authorities, issued the Opinions on Management of Online Class Platforms for Juveniles, which requires online class platforms for juveniles, among others, to resubmit for review and renew relevant filing with competent provincial regulatory authorities for education when launching a new application or adjusting a major function. The MOE expects to further promulgate implementation rules with respect to such requirements.

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

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where they operate their businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Dasheng Zhixing, our PRC operating entity and Dasheng Online, our PRC subsidiary, have not made adequate employee benefit payments and we have recorded accruals for estimated underpaid amounts of RMB29.6 million, RMB16.1 million, and RMB5.2 million (US$0.8 million) as of December 31, 2018, 2019 and 2020, respectively, in our financial statements. Our failure in making contributions to various employee benefit plans and in complying with applicable PRC labor-related laws may subject us to late payment penalties. We may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

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

On December 20, 2007, the State Administration of Press Publication Radio Film and Television, or SAPPRFT, and the MIIT, jointly promulgated the Administrative Measures Regarding Internet Audio-Video Program Services, or the Internet Audio-Video Program Measures, which became effective on January 31, 2008 and were amended on August 28, 2015. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a License for Online Transmission of Audio-Visual Programs issued by SAPPRFT or its local bureaus or completing the relevant registration with SAPPRFT or its local bureaus, and only state-owned or state-controlled entities are eligible to apply for a License for Online Transmission of Audio-Visual Programs. In a press conference jointly held by the SAPPRFT and MIIT in February 2008 to answer questions relating to the Internet Audio-Video Program Measures, the SAPPRFT and MIIT clarified that those providers of internet audio-visual program services who engaged in such services prior to the promulgation of the Internet Audio-Video Program Measure may re-register and continue their operation of internet audio-visual program services so long as those providers did not violate the relevant laws and regulations in the past, regardless whether they are state-owned or state-controlled entities or not, but any other entities intend to provide internet audio-visual program services shall comply with all requirements specified in the Internet Audio-Video Program Measures. The Tentative Categories of Internet Audio-Visual Program Services, or the Categories, promulgated by SAPPRFT promulgated on April 1, 2010 and amended on March 10, 2017 clarified the scope of Internet audio-video programs services. According to the Categories, there are four categories of Internet audio-visual program services which are further divided into seventeen sub-categories. The third sub-category to the second category covers the making and editing of certain specialized audio-video programs concerning, among other things, educational content, and broadcasting such content to the general public online. However, there are still significant uncertainties relating to the interpretation and implementation of the Internet Audio-Video Program Measures, in particular, the scope of “internet audio-video programs.” We do not offer recorded audio-video lectures to either general public or our enrolled students. In the course of delivering the lessons, the foreign teachers and enrolled students communicate and interact live with each other, by utilizing our Air Class platform. The audio and video data are transmitted through the relevant platform between the specific recipients instantly without any further redaction. We believe the limited scope of our audience and the nature of the raw data we transmit distinguishes us from general providers of internet audio-visual program services, such as the operator of online video websites, and the provision of the Audio-Visual Program Provisions are not applicable with regard to our offering of the lessons. However, we cannot assure you that the competent PRC government authorities will not ultimately take a view contrary to our opinion. In addition, as supplementary course materials, we offer certain audio-video contents on our websites and mobile apps for the review of all registered members. If the governmental authorities determine that our relevant activities fall within the definition of “internet audio-video program service” under the Audio-Visual Program Provisions, we may be required to obtain the License for Disseminating Audio-Video Programs through Information Network. If this occurs, we may not be able to obtain such license and we may become subject to penalties, fines, legal sanctions or an order to suspend our use of audio-video content. On March 7, 2016, Dasheng Zhixing received a Decision on Administrative Penalty issued by the Beijing Cultural Market Administrative Law Enforcement Agency, according to which Dasheng Zhixing has been given a warning and a penalty of RMB5,000 for posting video clips on our website without required licenses. We have taken various corrective measures as required by the authorities, such as deleting the video clips in question, blocking video upload function in our online forum, and engaging a qualified third party to host certain of the video clips we use on our websites. However, we cannot assure you the corrective measures we have taken will be deemed adequate by the authorities and we will not be subject to any other penalties or legal sanctions in the future for our use of audio or video contents on our websites.

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

The global macroeconomic environment is facing numerous challenges. The growth rate of the Chinese economy has gradually slowed since 2010 and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asia countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

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

The trading prices of our ADSs have fluctuated since we first listed our ADSs. In 2020, the trading price of our ADSs has ranged from US$9.50 to US$37.19 per ADS. The market price and trading volume for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including, but not limited to, the following:

●	the financial projections that we may choose to provide to the public, any changes in those projections or our failure for any reason to meet those projections;
●	variations in our net revenues, net loss/income and cash flow;
●	changes in the economic performance or market valuation of other education companies;
●	announcements of new investments, acquisitions by us or our competitors, strategic partnerships, joint ventures or capital commitments;
●	announcements of new services and expansions by us or our competitors;
●	detrimental negative publicity about us, our competitors or our industry;
●	changes in financial estimates by securities analysts;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

●	potential litigation or regulatory investigations;
●	substantial sales or perception of sales of our ADSs in the public market;
●	fluctuations in market prices for our products;
●	any share repurchase program;
●	outbreaks of health epidemics, natural disasters, and other extraordinary events; and
●	general economic, regulatory or political conditions in China and the U.S.

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

On September 9, 2019, our board of directors authorized a share repurchase program, pursuant to which we were authorized to repurchase our own Class A ordinary shares, in the form of ADSs, with an aggregate value of up to US$2.0 million during a six-month period between October 1, 2019 and March 31, 2020. On September 8, 2020, our board of directors authorized another share repurchase program, pursuant to which we were authorized to repurchase our own Class A ordinary shares, in the form of ADSs, with an aggregate value of up to US$20.0 million during a 12-month period between September 8, 2020 and September 7, 2021.

As of December 31, 2020, we had repurchased an aggregate of 260,048 ADSs for US$4.3 million on the open market under these programs, at an average price of US$16.72 per ADS. Our share repurchase programs could affect the price of our stock and increase volatility and may be suspended or terminated at any time.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share, with Class A and Class B ordinary shares voting together as one class on all matters subject to a shareholders’ vote. As of February 28, 2021, our Class B ordinary shares represent 40.2% of our total outstanding ordinary shares on an as-converted basis and entitle their holders to 87.1% of our total voting power.

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

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). Although the law in this regard is not clear, we treat our consolidated VIEs as being owned by us for U.S. federal income tax purposes because we exercise effective control over the consolidated VIEs and are entitled to substantially all of their economic benefits. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. Assuming that we are the owner of our consolidated VIEs for U.S. federal income tax purposes, and based upon our income and assets (taking into account goodwill and other unbooked intangibles) and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2020 and do not anticipate becoming a PFIC in the foreseeable future.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act of the Cayman Islands (2021 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The Cayman Islands courts are also unlikely:

●	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and
●	to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

Furthermore, as a Cayman Islands company listed on the NYSE, we are permitted to elect to rely, and have relied, on the home country exemptions afforded to foreign private issuers under NYSE corporate governance rules, including:

●	an exemption from having a board of directors that is composed of a majority of independent directors;
●	an exemption from having an audit committee comprised of at least three members;
●	an exemption from having a compensation committee that is composed entirely of independent directors; and
●	an exemption from having a nominating and governance committee that is composed entirely of independent directors.

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

Under the Philippine Corporation Code, the business, assets and affairs of a corporation are handled and managed by a board of directors, which is composed of the number of individuals mandated under the corporation’s articles of incorporation. Philippine law further requires that each director own at least one share of stock in his or her name in the books of the corporation. In order to comply with the foregoing, there are seven individual shareholders of Philippines Co II and five individual shareholders of Philippines Co III, holding an aggregate of 0.000007% and 0.001% of the equity interest of Philippines Co II and Philippines Co III, respectively. COE entered into contractual arrangements with each of (i) Philippines Co II and its seven individual shareholders and (ii) Philippines Co III and its five individual shareholders. These contractual arrangements provide us with an exclusive option to purchase all of the equity interests in Philippines Co II and Philippines Co III held by individual shareholders and the power to exercise their respective shareholder rights.

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

In September 2019, we announced a US$2.0 million share repurchase program and repurchased an aggregate of 120,448 ADSs at an average purchase price of US$ 7. 09 in per ADS 2019 and 100 ADSs at the price of US$9.51 per ADS in 2020, including repurchase commissions, under this program.

In 2020, we established five branch offices of Beijing Dasheng Zhixing Technology Co., Ltd. , which were respectively located in Ningbo city of Zhejiang province, Jinan city of Shandong province, Hefei city of Anhui province, Changping district of Beijing city and Shijiazhuang city of Hebei province, and one branch office of Wuhan Houdezaiwu Online Technology Co., Ltd. located in Qiaokou district of Wuhan.

On June 17, 2020, we completed a registered follow-on public offering, where we issued and sold 327,140 ADSs (including 27,140 ADSs sold from the exercise of over-allotment option) and certain selling shareholders sold 795,542 ADSs (including 95,542 ADSs sold from the exercise of over-allotment option), at a public offering price of US$19.00 per ADS. We received aggregate gross proceeds from the follow-on public offering of approximately US$6.2 million.

In September 2020, we announced a US$20.0 million share repurchase program and repurchased an aggregate of 139,500 ADSs at an average purchase price of US$25.07, including repurchase commissions, under this program during the second half of 2020.

In December 2020, we completed the acquisition of GKid, a provider of innovative AI-driven online English courses through highly interactive animation and picture books for children, and obtain GKid's product portfolio and industry-leading AI technologies. We believe that with product offerings intended for those between the ages of three and eight, this acquisition both extends our addressable market and broadens our product and curriculum portfolio, leading to product improvement and innovation which will better serve our students.

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

Our proprietary online and mobile education platforms, particularly our Air Class platform, are critical to students’ learning experience. The Air Class platform integrates a number of features that allows us to closely simulate, and in some ways surpass, a traditional classroom experience. Our 51Talk mobile app, which serves as an integral part of our students’ overall learning experience, allows students to book and manage lessons, access pre-lesson preparation and review materials, and take lessons at locations of their choice. Approximately 90.9% of our active students utilized our mobile app in the three months ended December 31, 2020.

Our gross billings increased from RMB1,703.0 million in 2018 to RMB2,080.6 million in 2019, and further to RMB2,722.6 million (US$417.3 million) in 2020. We define gross billings for a specific period as the total amount of cash received for the sale of course packages and services in such period, net of the total amount of refunds in such period. We have experienced significant growth in net revenues, which increased from RMB1,145.5 million in 2018 to RMB1,478.5 million in 2019, and to RMB2,054.1 million (US$314.8 million) in 2020. Our net loss decreased from RMB416.7 million in 2018 to RMB104.4 million in 2019, and we generated net income of RMB147.0 million (US$22.5 million) in 2020.

In particular, we have experienced significant growth in the K-12 online English education market, which has since become our main focus. We have implemented a series of targeted initiatives to better engage K-12 students and their parents. In 2015, we released our Classic English Junior course which is customized to the learning objectives and patterns of K-12 students. In March 2016, we launched our 51Talk New Concept English course, which is a test preparation course tailored for K-12 students, and in May 2016, we introduced American Academy course package with teachers from North America mainly catering to children five to twelve years old. In June 2017, we launched our small class program for K-12 students, which offers students a motivating learning environment with fixed classmates and fixed teachers. As a result our initiatives and efforts, K-12 students’ contribution to our overall gross billings reached 96.4% in the last quarter of 2020, compared to 94.1% in the last quarter of 2019.

The following table sets forth our key operating data for the periods indicated:

	For the Year Ended December 31,
	2018	2019	2020
Summary of Operating Data
Gross billings (1) (in RMB millions)	1,703.0	2,080.6	2,722.6
Gross billings contributed by K-12 students (in RMB millions)	1,466.6	1,949.3	2,630.9
Active students (2) (in thousands)	310.0	351.0	470.7
Paying students (3) (in thousands)	169.6	172.0	263.2
Average spending per paying student (in RMB thousands)	10.1	11.4	10.3

Notes:

(1)	“Gross billings” for a specific period refer to the total amount of cash received for the sale of course packages and services in such period, net of the total amount of refunds in such period.
(2)	An “active student” for a specified period refers to a student who booked at least one paid lesson, excluding those students who only attended paid live broadcasting lessons or trial lessons. A lesson is considered “booked” when it is taken or when the student to such lesson is confirmed absent.
(3)	A “paying student” for a specified period refers to a student that purchased a course package during the period, excluding those students who only paid for live broadcasting lessons or trial lessons, and the total number of “paying students” for a specified period refers to the total number of paying students for such period minus the total number of students that obtained refunds during such period.

Learning Process

Our holistic learning process consists of four aspects: live lessons, effective practice, assessment and mentoring.

In order to recommend the proper course level that a new student should take, we first assess the student’s English proficiency, using a 11-level scale for K-12 students and a 16-level scale for adult students. New students of one-on-one class will undergo an assessment typically carried out by our foreign teachers in one-on-one settings. New students who plan to take a small class can answer a few questions online to assess their levels of proficiency in English.

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

Students opting in for small class lessons will choose a class with a fixed teacher designated for the class and a fixed weekly schedule for a period of approximately three months. Students will take three lessons in each week. Each lesson comprises two 25-minute sessions. Two of the lessons are taught by a foreign teacher and the other one by a Chinese teacher. Each small class taught by a foreign teacher is composed of up to six students, while the small class taught by the Chinese teacher is composed of up to eighteen students. The small class lesson format encourages students to interact with the teachers and classmates and engage students in the in-class environment through learning with the same groups of classmates and teachers every time.

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

In 2020, 48.0 million paid lessons were delivered to our students, including one-on-one, small class and other live broadcasting lessons, compared with 30.9 million paid lessons delivered in 2019. In the last three months of 2020, a total of 12.7 million paid lessons were delivered to our students. When calculating the number of paid lessons delivered, we refer to the number of lessons that teachers delivered to our students, instead of the number of lessons that our students booked, to avoid repetitive counting of paid lessons when multiple students took the same class.

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

Mentoring

We maintain a pool of Chinese teachers for our K-12 students. Our Chinese teachers host weekly preview and review lessons as part of the small class program. We have established stringent selection criteria and make hiring decisions based on English proficiency, academic qualifications and teaching experience. We had 160 (including 3 full-time employees and 157 outsourced personnel) Chinese teachers as of December 31, 2020.

Foreign Teachers

Our teaching staff is critical to the quality of our programs and to promoting our brand and reputation. We have assembled a large pool of teachers in the Philippines as well as in the rest of the world. Our teachers deliver paid lessons based on their individual availability, at appropriate locations of their choice, and are paid according to the number of lessons they teach. Teachers who deliver paid lessons are generally engaged by us as independent contractors. We enter into service agreements with our teachers for an initial term of one year which automatically renews at the end of each term. We monitor the aggregate number of hours our teachers teach each day and the rate at which our students take lessons in order to provide both an optimal number of teachers for our large and growing student base and sufficient teaching opportunities for our teachers. As of December 31, 2018, 2019 and 2020, we had approximately 21.0 thousand, 23.2 thousand and 29.9 thousand available teachers qualified to deliver lessons on our platform, respectively.

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

To ensure the quality of our teachers, we seek teachers capable of, and preferably experienced in, delivering effective instruction. Given the interactive nature of our live lessons, we seek to engage teachers who have a strong command of the English language and good communication skills. Prospective candidates must go through a resume screening, phone interview screening, pre-service orientation, new teacher training and demonstration in order to be qualified to deliver live lessons to our students. We qualified approximately 4.5%, 6.8%, and 4.4% of the total applicants in the Philippines in 2018, 2019, and 2020 respectively.

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

We offer our teachers career advancement prospects with competitive service fees. The service fees of our teachers are based on student reviews, number of lessons taught and the completion of on-going training. Each advancement along the seven-star system results in a pay raise for each lesson taught. We also offer our teachers discretionary merit-based incentive bonuses, as well as opportunities for teachers who aspire to further their career in teacher training or course development based on their performance and capability.

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

We currently offer two flagship courses, namely Classic English Junior and Classic English, both of which were developed under the guidance of the Common European Framework of Reference for Languages: Learning, Teaching, Assessment, or the CEFR. We complement our flagship offerings with American Academy, Small Class and Level-K courses, as well as a number of specialty courses aimed at situation-based English education needs, such as our 51 Talk New Concept English course, as well as Business English and IELTS Speaking.

Classic English Junior and Classic English

Classic English Junior and Classic English are our flagship courses and are taken by the substantial majority of our students, with the former targeting K-12 students and the latter catering to adult students. Our proprietary Classic English curriculum and course materials were developed under the guidance of the CEFR and are grouped into six general stages of English proficiency, splitting across a total of 16 levels. In addition to being guided by the CEFR, our proprietary Classic English Junior curriculum and course materials are developed under the further guidelines of the Content and Language Integrated Learning teaching method, and are split across 11 levels (from LK, L0 to L9) in aggregate. As a curriculum for K-12 students, our Classic English Junior course materials are adapted in particular to the learning patterns of children and teenagers, with a strong emphasis on teaching the subject matters in addition to English language skills.

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

In September 2020, we launched the Level-K courses for Classic English Junion. To augment our K-12 offerings, the Level-K courses are designed for kindergarten students aged 3 to 5, aiming to broaden our student base and build good study habits from a young age through our platform.

Specialty courses

In addition to our flagship courses, we currently offer various specialty English courses aimed at situation-based English education. Our most popular specialty courses include Business English, IELTS Speaking, Free-talk, Interview English, Travel English and Daily English.

Course Content Development

Team

We have dedicated course content development teams based in Beijing and Manila, employing a total of 110 professionals as of December 31, 2020. Our content development team members focus exclusively on developing, updating and improving our curriculum and course materials. We leverage the familiarity of our professionals in Beijing with the learning patterns of Chinese students, as well as the high English proficiency of our professionals in the Philippines to produce customized and high quality course material for our students.

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

Mobile app

Our mobile platform is an integral part of our students’ overall learning experience. Through our mobile app, we enhance the learning experiences of our students with better flexibility and higher frequency of engagement. It allows students to book and manage lessons, access pre-lesson preparation and review materials and take lessons over their mobile devices. It also supports live lessons with features specifically designed for mobile devices. We continually upgrade and optimize our mobile app to improve our student experience. Approximately 90.9% of our active students accessed our mobile platform at least once during the three months ended December 31, 2020. We offer our mobile app on both iOS and Android.

Students

In 2018, 2019 and 2020, we had 310.0 thousand, 351.0 thousand and 470.7 thousand active students, respectively. An “active student” for a specified period refers to a student who booked at least one paid lesson, excluding those students who only attended paid live broadcasting lessons or trial lessons. A lesson is considered “booked” when it is taken or when the student to such lesson is confirmed absent.

Profile

In the fourth quarter of 2020, 95.1% of our active students were K-12 students, compared to 89.8% in the fourth quarter of 2019, and 4.9% were adults. The percentage of K-12 students has risen in the past year as we continued to expand our targeted marketing efforts following the launch of the flagship Classic English Junior course, 51Talk New Concept English course, American Academy program and Small Class program to cater to K-12 English education needs, and to optimize execution on our strategically focused K-12 one-on-one mass market program.

In the fourth quarter of 2020, 27.6% of our active students resided in tier-one cities in China. We plan to increase penetration in our existing geographic markets in China and further expand into new ones with great growth potential.

Student Services

We employ a service-oriented approach and devote significant resources to developing course-related support and services for our students.

Our technology support personnel are available during lesson hours to monitor and provide real-time support services to students encountering technical difficulties.

In addition to the student services described above, our general student service representatives counsel potential and existing students on our courses, assist in course-package purchases, handle student complaints and provide other support services. They are available online and by phone between 9:00 a.m. and 10:00 p.m., seven days a week. Our dedicated general student service team had 124 individuals (including 8 full-time employees and 116 outsourced personnel) as of December 31, 2020. We engage student service personnel from candidates with good communication skills and student service ethics and provide on-the-job training for our new staffs. We conduct ongoing evaluations of our student service staff and provide periodic training to improve their skills.

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

Referrals

We have historically generated a significant percentage of our sales leads through word-of-mouth referrals by our students and parents. New enrollments through word-of-mouth referrals has benefited from the rapid growth in our student base, as well as our reputation, brand and the proven learning results of our students. We integrated social network functionalities into our mobile app and utilize social network platforms such as WeChat to encourage students to share their learning experience with their friends. For the fourth quarter of 2020, the K-12 referral rate was 65.4%. We define the referral rate of K-12 students for a certain period as the percentage of new paying K-12 students in such period who indicated to us that they were referred by other people to our platform.

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

In addition, since March 2016, we began to work with public schools in China to offer free online group lessons taught by foreign teachers to their students. We currently utilize this channel mainly to acquire students for our small class program. As of December 31, 2020, students from over 5,060 public schools had attended the free group lessons. Students may pay nominal fees to obtain certain privileges in class, such as priority to interact with teachers. We also introduced our free WuYouKeTang (无忧课堂) app on iOS and Android in September 2016 for students attending such lessons. We had approximately 2.4 million cumulative activations as of December 31, 2020, as well as approximately 72 thousand monthly active users for the month of December 2020 for WuYouKeTang. A monthly active student of WuYouKeTang for a specific month refers to a WuYouKeTang user who launched the WuYouKeTang mobile app at least once during such month. Cumulative activations of our WuYouKeTang mobile app as of a given date refers to the total number of students who registered as our users since March 2016.

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

Once prospective students have completed their trial lessons, our dedicated course consultants will offer feedback on the results of their English proficiency assessment, as well as introduce our holistic learning solution to prospective students. Based on this assessment and the data we had gathered from the student questionnaires, our course consultants recommend an appropriate starting level and provide advice as to the most appropriate course package and study plan for each prospective student. As of December 31, 2020, we had a total of 2,051 (including 73 full-time employees and 1,978 outsourced personnel) dedicated course consultants.

After a student has purchased a course package, the student is assigned to an account manager who provides personalized and ongoing support services. Our account managers track the English proficiency progress as well as the lesson booking and participation status of each student. Our account managers also assist students with future lesson bookings and course selection to increase their activity level on our platform and regularly communicate with our students to solicit their feedback on our education program, such as teaching quality and learning experience. As of December 31, 2020, we had a total of 1,203 (including 37 full-time employees and 1,166 outsourced personnel) account managers. Our account manager team plays a critical role in increasing the course package upgrades and renewals among our students.

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

Fees

We offer the following payment plans for our students:

Prepaid credit Packages. As of March 2021, we offer prepaid credit packages of 30 lesson credits to 90 lesson credits to K-12 students. Standard prepaid credit packages ranging from 120 lesson credits to 360 lesson credits to adult students, and prepaid credit family packages which include one K-12 prepaid credit package and one adult prepaid credit package. Each 25-minute one-on-one live lesson with Filipino teachers per student costs one lesson credit. Each 25-minute one-on-one live lesson with global teachers costs five lesson credits after February 14, 2019. The price of our standard prepaid credit packages varies based on the number of credits purchased and the validity periods. Students can book lessons at any time within the validity period. Since the second quarter of 2017, we introduced prepaid credit packages with minimum monthly consumption of 15 credits to help students build study habits. This type of packages is priced at a discount compared to the standard prepaid credit packages, and majority of our students choose the package with minimum monthly consumption. To offer our students more options and especially during promotional campaigns, we also offer different types of prepaid credit packages with various number of credits.

For our American Academy program, the prepaid credit packages include 25-minute one-on-one live lessons in combination with 25-minute group reading lessons with North American teachers. Such packages include 32 one-on-one lesson credits to 90 one-

on-one lesson credits. The prepaid credit packages for our American Academy program are priced higher than our standard prepaid credit packages. Students can book one-on-one lessons at any time within the validity period.

Small class packages. We currently offer small class packages of approximately three months. Students opting in for small class lesson will choose a class with a fixed teacher designated for the class and a fixed weekly schedule. Each week, students will have three lessons in total, and each lesson comprises two 25-minute sessions. Two of the lessons are taught by a Filipino or a global teacher and the other one by a Chinese teacher.

We accept fee payments through major third party online payment channels in China, including Alipay, WeChat Pay, China Merchants Bank Aggregate Paying Platform, 99bill and Union Pay, major credit cards and bank transfer. Since May 2020, we offer refunds for unused packages for K-12 students if the unused portion accounts for less than half of the purchased package. For adult students, we offer refunds for unused packages within 90 days after purchase.

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

We believe that the principal competitive factors in our markets include the following:

●	scope and quality of course offerings;
●	quality and performance of the teachers;
●	overall student experience and satisfaction;
●	brand recognition;
●	ability to effectively market course offerings to a broad base of prospective students;
●	cost-effectiveness of courses;
●	ability to provide students access to courses; and
●	ability to align course offerings to specific needs of students.

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

Seasonality

Seasonal fluctuations have affected, and are likely to affect our business in the future. Historically, our industry experiences lower growth rate in gross billings and net revenues in the first quarter due to the Chinese New Year holiday, and our industry enjoys increases in growth in gross billings and net revenues during the summer months. We also noticed that K-12 students tend to take more lessons in the third quarter due to summer holidays and less in the fourth quarter during the fall semester as school workload is heavier, which affects our revenue for those quarters. Overall, the historical seasonality of our business has been relatively mild due to our rapid growth. As the percentage of K-12 students among our paying students and active students has been increasing during the past year, the seasonality may become more prominent, especially in the third quarter. Due to our limited operating history, the seasonal trends that we have experienced in the past may not be indicative of our future operating results. See “Item 3. Key Information — D. Risk Factor—Risks Related to Our Business and Industry—Our results of operations are subject to seasonal fluctuations.”

Insurance

We do not maintain any liability insurance or property insurance policies covering students, equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance. We maintain commercial medical insurance for our management in China and provide government-mandated medical insurance to all of our employees in the Philippines and China, with supplementary medical insurance to certain of our employees in the Philippines and China. Uninsured injury or death to our staff, or damage to any of our equipment or buildings could have a material adverse effect on our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have limited insurance coverage for our operations in China and the Philippines, which could expose us to significant costs and business disruption.”

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

Admission of investment activities in the PRC by foreign investors were principally governed by the Guiding Provisions and the FIE Catalog, which was promulgated and is amended from time to time by MOFCOM and the National Development and Reform Commission, or NDRC. On June 30, 2019, the MOFOCOM and the NDRC jointly promulgated the Catalog of Industries Encouraging Foreign Investment (2019 Version), or the 2019 Encouraged Catalog, which became effective on July 30, 2019 and replaced the previous list of the industries where foreign investment is encouraged under the 2017 FIE Catalog, and the Special Administrative Measures for Access of Foreign Investment (Negative List) (2019 Version), or the 2019 Negative List, which became effective on July 30, 2019 and replaced the Special Administrative Measures for Access of Foreign Investment (Negative List) (2018 Version). On December 27, 2020, the MOFOCOM and the NDRC jointly promulgated the Catalog of Industries Encouraging Foreign Investment (2020 Version), or the 2020 Encouraged Catalog, which became effective on January 27, 2021 and replaced the previous list of the industries where foreign investment was encouraged under the 2019 Encouraged Catalog, and the Special Administrative Measures for Access of Foreign Investment (Negative List) (2020 Version), or the 2020 Negative List, which became effective on July 23, 2020 and replaced the 2019 Negative List. Unless otherwise provided in PRC Laws, foreign investment in areas not listed on the 2019 Negative List is permitted and treated equally with domestic investment. Under such 2019 Negative List, pre-school education, senior high school education in grades 10 to 12, and higher education are in a restricted industry, meaning foreign educational organizations with relevant qualifications and experience and Chinese educational organizations are only allowed to operate pre-school education, senior high schools and higher education in cooperative ways by the form of a cooperative joint venture in the PRC. Foreign investment is banned from compulsory education, which means grades 1 to 9. Foreign investment is allowed in after-school tutoring services and training services which do not grant certificates or diplomas and non-academic vocational training institutions.

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

On November 20, 2018, the General Office of the MOE, the General Office of the State Administration for Market Regulation of the PRC and the General Office of the Ministry of Emergency Management of the PRC jointly issued the Circular 10, which provides that the online after-school education institutions shall file the information of their courses, such as names, contents, target students, syllabi and schedules with the provincial education departments and shall publish the name, photo, class schedule and certificate number of the teacher qualification of each teacher on their websites.

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

Regulation Relating to Online Class Platforms for Juveniles

The MOE, jointly with certain other PRC government authorities, issued the Opinions on Management of Online Class Platforms for Juveniles on November 27, 2020, which requires online class platforms for juveniles, among others, to resubmit for review and renew relevant filing with competent provincial regulatory authorities for education when launching a new application or adjusting a major function. "Online Class Platforms for Juveniles" has not been defined in the Opinions on Management of Online Class Platforms for Juveniles. The MOE expects to further promulgate implementation rules with respect to such requirements. The Opinions on Management of Online Class Platforms for Juveniles also requires, among other, that (i) all competent provincial regulatory authorities for education shall regularly announce the list of online class platforms for juveniles under filing; (ii) all competent provincial regulatory authorities for education shall regularly supervise online class platforms for juveniles within its jurisdiction. As for online class platforms for juveniles which are not filed pursuant to the Opinions, the competent provincial regulatory authorities shall issue handling opinions, take measures such as temporarily offline or off the shelf, and demand rectification of such platforms within a time limit. Only after the completion of the rectification, shall filing be submitted and reviewed by the competent provincial regulatory authorities for education; and (iii) all competent provincial regulatory authorities for education shall incorporate non-disciplinary online class platforms for primary and secondary school students into the scope of daily supervision, and establish management records.

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

Regulation Relating to Production and Distribution of Radio and Television Programs

On July 19, 2004, SAPPRFT issued the Administrative Provisions on the Production and Distribution of Radio and Television Programs, as amended on August 28, 2015, which are applicable for establishing institutions that produce and distribute radio and television programs or for the production of radio and television programs like programs with a special topic, column programs, variety shows, animated cartoons, radio plays and television dramas and for activities like transactions and agency transactions of program copyrights. The permit to produce and distribute radio or television programs shall be obtained for establishing institutions that produce and distribute radio and television programs or engaging in production and distribution of radio and television programs. Through Dasheng Zhixing, our PRC consolidated VIE, we currently hold a permit to produce and distribute radio or television programs that is valid until June 30, 2023.

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

Regulations Relating to Intellectual Property Rights

Copyright and Software Registration

The NPC Standing Committee adopted the Copyright Law in 1990 and amended it in 2001, 2010 and 2020, respectively. According to the amended Copyright Law effective as of June 1, 2020, the definition of works has been revised that the expression of “cinematographic works and works created by methods similar to cinematographic production” has been amended to “audio-visual works”, which means that the scope of copyright protection has been further expanded. The amended Copyright Law has improved the relevant provisions on the protection of internet copyright, especially by substantially increasing the upper limit of legal damages for infringement and clarifying the principle of punitive damages. To address the problem of copyright infringement related to the content posted or transmitted over the Internet, the National Copyright Administration and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005, which became effective on May 30, 2005.

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

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001 and amended on January 8, 2011 and January 30, 2013, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration. In compliance with, and in order to take advantage of the above rules, as of December 31, 2020, we have registered 20 works of art copyrights and 34 software copyrights in China. We also have copyright in the course materials our in-house team has developed, including nine of our Classic English course books and fourteen of our Classic English Junior course books as of December 31, 2020.

Patents

The NPC Standing Committee adopted the Patent Law of the People’s Republic of China in 1984 and amended it in 1992, 2000 and 2008, respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the National Intellectual Property Administration is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date. Except under certain specific circumstances provided by law, any third party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder. As of December 31, 2020, we held 11 patents and had 18 patents in the application process.

Domain Name

In September 2002, the China Internet Network Information Center, or CNNIC, issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names, which was amended on May 28, 2012. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” On August 24, 2017, MIIT promulgated Administrative Measures for Internet Domain Names, repealing the Domain Name Measures since November 1, 2017. The efforts to undertake internet domain name services as well as the operation, maintenance, supervision and administration thereof and other relevant activities within the territory of the PRC shall thereafter be made in compliance with Administrative Measures for Internet Domain Names. On May 28, 2012, the CNNIC issued the Measures on Domain Name Dispute Resolution and relevant implementing rules, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes. We registered 62 domain names in China as of December 31, 2020.

Trademark

Trademarks are protected by the PRC Trademark Law which was adopted in 1982 and subsequently amended in 1993, 2001, 2013 and 2019, respectively, as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002 and amended in 2014. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements must be filed with the Trademark Office for record. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. We registered 173 trademarks in China as of December 31, 2020.

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

We have entered into employment agreements with all of our full-time employees. We currently implement a standard working time system with regard to all of our employees and a comprehensive working time system to certain of our employees work in sales and/or student services departments. We believe that since 2017 we have fully contributed to the social insurance plan and the housing fund plan as required by applicable PRC regulations. However, previously we had not fully contributed to the social insurance plan and the housing fund plan as required by applicable PRC regulations. As of December 31, 2020, with regards to the outstanding contributions to such plans, we made provisions of approximately RMB5.2 million. While we believe we have made adequate provision of such outstanding amounts of contributions to such plans in our audited financial statements, our previous failure to make sufficient payments to such plans does not fully comply with applicable PRC laws and regulations and we may be required to make up the contributions for such plans as well as to pay late fees and fines. Meanwhile, we began to outsource part of our marketing and sales functions to independent third party suppliers who provide management and business outsourcing services to us in December 2015. There remains a degree of uncertainty as to whether such service outsourcing arrangement will be deemed labor dispatch arrangements under current PRC laws and regulations. If the authorities take the view that such outsourcing arrangements constitute labor dispatch and violate relevant labor laws, we may be ordered to terminate such outsource arrangement and may be fined or have our business license revoked if the relevant authorities deem such arrangements constitute a serious violation of the PRC laws and regulations relating to labor dispatch.

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

C.          Organizational Structure

The following diagram illustrates our current corporate structure, which include our significant subsidiaries and consolidated affiliated entities as of the date of this annual report:

Notes:

(1)	Each of Ting Shu, Huiru Yuan, Jennifer Que, Carlo Galindo, Samuel Celestino, Xing Liu and Wei Li holds 0.000001% of the equity interest in Philippines Co II. Each of Ting Shu, Huiru Yuan, Jennifer Que, Carlo Galindo, and Samuel Celestino is a director of Philippines Co II. Each of Xing Liu and Wei Li is a beneficial owner of us. We entered into contractual arrangements with these individual shareholders which provide us an exclusive option to purchase all of the individual shareholders’ equity interests in Philippines Co II and the power to exercise their shareholder rights.
(2)	Each of Min Xu, Frank Lin, Nelson Tan, Luzviminda Santos Castro and Alfonso Ang Po holds 0.0002% of the equity interest in Philippines Co III. Each of Min Xu, Frank Lin, Nelson Tan, Luzviminda Santos Castro and Alfonso Ang Po is a director of Philippines Co III. We entered into contractual arrangements with these individual shareholders which provide us with an exclusive option to purchase all of the individual shareholders’ equity interests in Philippines Co III and the power to exercise their respective shareholder rights.
(3)	Jack Jiajia Huang holds 99.90% of the equity interest in Philippines Co I; Kei Hattori holds 0.02% of the equity interest in Philippines Co I; Nelson Tan holds 0.06% of the equity interest in Philippines Co I; and Frank Lin holds 0.02% of the equity interest in Philippines Co I. Each of Mr. Hattori, Mr. Tan and Mr. Lin is a director of Philippines Co I.
(4)	Jack Jiajia Huang, our founder, chairman and chief executive officer, holds 73.75% of the equity interest in Dasheng Zhixing and Ting Shu, our co-founder, director and senior vice president, holds 26.25% of the equity interest in Dasheng Zhixing.
(5)	In December 2016, Shanghai Zhishi Education Training Co., Ltd., or Zhishi Training, was incorporated as a wholly-owned subsidiary of Dasheng Zhixing to conduct our business operations in Shanghai.
(6)	In January 2017, Wuhan Houdezaiwu Online Technology Co., Ltd., or Houdezaiwu Online, was incorporated as a wholly-owned subsidiary of Dasheng Zhixing to conduct our business operations in Wuhan.
(7)	Jack Jiajia Huang holds 80% of the equity interest in Shenzhen Dahsheng Zhiyun Technology Co., Ltd., or Dahsheng Zhiyun, Mr. Caijian Jia, an employee of us, holds 10% of the equity interest in Dahsheng Zhiyun, and Mr. Jing Chen, an employee of us, holds 10% of the equity interest in Dahsheng Zhiyun.
(8)	In July, 2018, Helloworld Online Education Group, or Helloworld Online Cayman, was incorporated as a wholly-owned subsidiary of China Online Education Group.
(9)	In August 2018, Helloworld Online Education Group (HK) limited, or Helloworld Online HK, was incorporated as a wholly-owned subsidiary of Helloworld Online.
(10)	In September 2018, Beijing Helloworld Online Technology Co., Ltd., or Helloworld Online, was incorporated as a wholly-owned subsidiary of Helloworld Online HK.
(11)	Jack Jiajia Huang holds 100% of the equity interest in Beijing Dasheng Helloworld Technology Co., Ltd., or Dasheng Helloworld

Due to PRC legal restrictions on foreign ownership and investment in the value-added telecommunications market, we operate our online platform through Dasheng Zhixing, Dasheng Helloworld and Dasheng Zhiyun, our PRC consolidated VIEs. Dasheng Zhixing holds our ICP license necessary to operate our online platform in China, our domain names, including 51talk.com and three of our registered software copyrights that are essential to the Company’s online operation in PRC. Dasheng Zhixing had 4,139 staff, including 376 employees and 3, 763 outsourced personnel, and leased eleven office facilities as of December 31, 2020. We rely on a series of contractual arrangements among our WFOEs, our PRC consolidated VIEs and their respective shareholders to operate our online and mobile platforms in China. These contractual arrangements enable us to:

●	exercise effective control over our PRC consolidated VIEs;
●	receive substantially all of the economic benefits of our PRC consolidated VIEs in consideration for the services provided by us; and
●	have an exclusive option to purchase all of the equity interests in our PRC consolidated VIEs when and to the extent permitted under PRC law.

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

Spousal Consent Letters

Pursuant to the spousal consent letters executed by the spouses of the shareholders of Dasheng Zhixing, the spouse of each shareholder of Dasheng Zhixing agreed to the execution of the equity interest pledge agreement, the exclusive option agreement and the powers of attorney by the respective shareholder. The spouse of each shareholder of Dasheng Zhixing further undertakes not to make any assertions in connection with the equity interests of Dasheng Zhixing held by the respective shareholder, and further confirms in the spousal consent letters that the respective shareholder can perform the relevant transaction documents described above and further amend or terminate such transaction documents without the authorization or consent from him/her. The spouse of each shareholder agrees and undertakes that if he/she obtain any equity interests of Dasheng Zhixing held by the respective shareholder for any reasons, he/she would be bound by the transaction documents described above and the amended and restated exclusive business cooperation agreement between Dasheng Online and Dasheng Zhixing, and have would comply with the obligations thereunder as a shareholder of Dasheng Zhixing. Jack Jiajia Huang and Ting Shu has executed and delivered the spousal consent letter on December 14, 2015 and June 13, 2019, respectively.

On September 18, 2018, Ting Shu, the spouse of Mr. Jack Jiajia Huang who is the sole shareholder of Dasheng Helloworld has also executed a consent letter, with terms substantially similar to the consent letter executed by the spouses of shareholders of Dasheng Zhixing described above.

On July 19, 2019, Ting Shu, the spouse of Mr. Jack Jiajia Huang who is the shareholder of Dasheng Zhiyun, Yanchun Li, the spouse of Mr. Caijian Jia who is the shareholder of Dasheng Zhiyun, and Xiaohua Lian, the spouse of Ms. Jing Chen who is the shareholder of Dasheng Zhiyun, have also each executed a consent letter, with terms substantially similar to the consent letter executed by the spouses of shareholders of Dasheng Zhixing described above.

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

D.           Property, Plants and Equipment

Our current principal executive offices are located at 6th Floor, Deshi Building North, Shangdi Street, Haidian District, Beijing, the People’s Republic of China. We maintain offices in Beijing, China, with an aggregate of 13,769 square meters. These facilities currently accommodate our management headquarters, as well as part of our sales and marketing, product development and general and administrative activities. We also maintain offices in Shanghai, China, with an aggregate of 5,666 square meters, offices in Wuhan, China, with an aggregate of 12,531 square meters, and offices in Guangzhou, Nanjing, Jinan, and Shijiazhuang, China, with an aggregate of 5,116 square meters, to support our sales and marketing activities. In addition, we maintain an office facility in Shenzhen, China, with an aggregate of 1,009 square meters, to support our product development activities.

In addition to our facilities in China, we also maintain offices in Metro Manila (Pasig City and Quezon City), Baguio City, Bacolod City, Davao City, Cebu City, Cavite City, and Angeles City, Philippines and Hong Kong with an aggregate of 7,248 square meters.

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

Our gross billings increased from RMB1,703.0 million in 2018 to RMB2,080.6 million in 2019, and further to RMB2,722.6 million (US$417.3 million) in 2020. We define gross billings for a specific period as the total amount of cash received for the sale of course packages and services in such period, net of the total amount of refunds in such period. Our net revenues increased from RMB1,145.5 million in 2018 to RMB1,478.5 million in 2019, and further to RMB2,054.1 million (US$314.8 million) in 2020. Our net loss decreased from RMB416.7 million in 2018 to RMB104.4 million in 2019, and we generated net income of RMB147.0 million (US$22.5 million) in 2020.

Selected Income Statement Items

Net Revenues

We derive all of our net revenues from fees that we charge our students. In 2018, 2019 and 2020, we generated net revenues of RMB1,145.5 million, RMB1,478.5 million and RMB2,054.1 million (US$314.8 million), respectively. We generally collect fees in advance, which we initially record as advances from students. We mainly offer two types of prepaid course packages for our students to purchase, including standard prepaid credit packages and prepaid credit packages with minimum monthly consumption. Starting from March 2019, we also added the learning materials which typically contain two hundreds online audio picture books to K-12 one-on-one mass market students and twenty-six recorded lessons to adult students in the prepaid course packages. We recognize fees as revenues as the lesson credits are consumed and the learning materials are delivered. For prepaid credit packages, fees for lessons that have expired are automatically recognized as revenues. We had advances from students of RMB1,684.8 million, RMB2,186.6 million and RMB2,721.0 million (US$417.0 million) as of December 31, 2018, 2019 and 2020, respectively. Our net revenues are presented net of value-added tax.

Cost of Revenues

Our cost of revenues primarily consists of service fees to our teachers who delivered paid lessons, the amortization cost of licenses, the cost of printing the textbook and, to a lesser extent, payment processing fees charged by third party payment channels. We recorded cost of revenues of RMB410.9 million, RMB439.9 million and RMB580.4 million (US$89.0 million) in 2018, 2019 and 2020, respectively.

Operating Expenses

Our operating expenses consist of sales and marketing expenses and general and administrative expenses, and to a lesser extent, product development expenses. The following table sets forth, for the periods indicated, our operating expenses, in absolute amounts and as percentages of total net revenues:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating expenses:
Sales and marketing	731,233	63.8%	792,591	53.6%	1,035,620	158,716	50.4%
General and administrative	223,057	19.5%	196,029	13.3%	214,224	32,831	10.4%
Product development	185,000	16.1%	157,505	10.7%	162,829	24,955	7.9%
Total operating expenses	1,139,290	99.4%	1,146,125	77.6%	1,412,673	216,502	68.7%

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

Hong Kong

Our wholly owned subsidiaries in Hong Kong, COE HK Co I and COE HK Co II, are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong for the years of assessment 2015/2016, 2016/2017 and 2017/2018. Commencing from the year of assessment 2018/2019, the first HK$2 million of profits earned by our subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. We made provisions for Hong Kong profits tax for the year ended December 31, 2018, 2019 and 2020 as COE HK Co I reported taxable profit during such period. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends by our subsidiaries incorporated in Hong Kong to us are not subject to withholding tax in Hong Kong.

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

We made provisions for income tax expense in the Philippines Co III for the years ended December 31, 2018, December 31, 2019, and December 31, 2020 as Philippines Co I and Philippines Co III reported taxable profit during such periods.

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

We are subject to VAT at a rate of 6%, 9% and 13% on the goods/products we provide, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.

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

Revenue recognition

We generated revenues from providing online English language education services and delivering learning materials and textbooks. Students purchase the services by subscribing to prepaid credit packages or prepaid membership packages directly from us or through authorized distribution agents. Tuition is generally paid in advance and is initially recorded as advances from students.

We allow refund of fees corresponding to any remaining undelivered services when customers withdraw contracts with us within certain period after the purchase. Refunds are recorded as reductions of the advances from students and true up adjustments were made on the recognized revenue of the contracts.

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

Contract cost

Incremental costs of obtaining a contract with a customer is recognized as an asset in “Prepaid expenses and other current assets” if we expect to recover those costs. Incremental costs of obtaining a contract mainly include sales commissions to sales personnel and distribution agents, as well as certain cash incentives for customers who provide referrals service for us. Contract cost assets are amortized on the basis consistent with the pattern of the transfer of services to which the assets relate.

As of December 31, 2020, the balance of capitalized costs of obtaining contracts with customers was RMB199,873. For the year ended December 31, 2020, we recognized amortization of RMB182,134 as “Sales and marketing expenses” in our consolidated statement of comprehensive income/(loss). There is no impairment of contract cost assets recognized for the year ended December 31, 2020.

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

Impairment Assessment on Goodwill

We test annually, or whenever events or circumstances indicate that the carrying value of assets exceeds the recoverable amounts, whether goodwill has suffered any impairment in accordance with our accounting policy. In January 2017, the FASB issued ASU 2017-04, “Simplifying the Test for Goodwill Impairment.”The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. We early adopted this guidance on January 1, 2018, and the adoption did not have a material impact on our consolidated financial statements.

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

The following table sets forth the options granted under the 2013 Plan, the 2014 Plan and the 2016 Plan as of February 28, 2021:

				Fair Value of
				the Underlying
			Fair Value of	Ordinary
		Exercise	Option as of	Shares as of the
		Price	the Grant Date	Grant Date
	Number of				Type of
Date of Options Granted	Options Granted	US$	US$	US$	Valuation
March 31, 2017(1)	950,000	0.5660	0.9263	1.2813	Contemporaneous
March 31, 2017(1)	995,000	0.5660	0.8988	1.2813	Contemporaneous
March 31, 2017(1)	350,000	0.5660	0.8881	1.2813	Contemporaneous
June 30, 2017	710,000	0.5660	0.6893	1.0680	Contemporaneous
September 30, 2017(1)	835,000	0.5660	0.5971	0.9527	Contemporaneous
September 30, 2017(1)	180,000	0.5660	0.5899	0.9527	Contemporaneous
October 31, 2017	750,000	0.5660	0.5462	0.8740	Contemporaneous
December 31, 2017	665,000	0.5660	0.4959	0.8333	Contemporaneous
March 31, 2018	120,000	0.3400	0.4232	0.6480	Contemporaneous
June 30, 2018(1)	1,085,000	0.3400	0.4898	0.7200	Contemporaneous
December 31, 2018	725,000	0.2450	0.3168	0.4813	Contemporaneous
January 1, 2019	976,700	0.2450	0.3166	0.4813	Contemporaneous
March 31, 2019	396,800	0.2100	0.2778	0.4200	Contemporaneous
June 30, 2019	735,000	0.2513	0.3318	0.5027	Contemporaneous
September 30, 2019	888,500	0.2527	0.3348	0.5053	Contemporaneous
December 31, 2019	275,000	0.3273	0.4375	0.6547	Contemporaneous
January 1, 2020	729,995	0.3273	0.4375	0.6500	Contemporaneous
January 31, 2020	19,980	0.4553	0.6071	0.9100	Contemporaneous
June 30, 2020(1)	630,000	0.8560	1.1660	1.7100	Contemporaneous
June 30, 2020(1)	150,000	0.8560	1.1973	1.7100	Contemporaneous
December 31, 2020(1)	470,000	0.9040	1.2411	1.8070	Contemporaneous
December 31, 2020(1)	150,000	0.9040	1.2750	1.8070	Contemporaneous

Notes:

(1)	Options granted to officers and non-officer employees, and with different expected terms resulted in different fair value on the same grant date.

Significant factors, assumptions, and methodologies used in determining fair value of options

We estimated the fair value of share options using the binomial option-pricing model with the assistance from an independent appraiser. Our management is ultimately responsible for all assumptions and valuation methodologies used in such determination. The fair value of each option grant is estimated on the date of grant with the following key assumptions:

●	Expected volatility. We estimated expected volatility based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies with a time horizon close to the expected expiry of the term.
●	Risk-free interest rate (per annum). We estimated risk-free interest rate based on the yield to maturity of US Treasury Bond with a maturity similar to the expected expiry of the term.
●	Exercise multiple. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of empirical studies on the actual exercise behavior of employees.
●	Expected dividend yield. We have never declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments on our ordinary shares in the foreseeable future.

Determining the fair value of our ordinary shares required us to make complex and subjective judgments, assumptions and estimates, which involved inherent uncertainty. Had our management used different assumptions and estimates, the resulting fair value of our ordinary shares and the resulting share-based compensation expenses could have been different.

Recent Accounting Pronouncements

In December 2019, the FASB issued a new accounting standard update to simplify the accounting for income taxes. The new guidance removes certain exceptions for recognizing deferred taxes for investments, performing intra-period allocation and calculating income taxes in interim periods. It also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. This guidance will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021. The Group is currently evaluating the impact of the new guidance on its consolidated financial statements and related disclosures.

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

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	%

	(in thousands, except for percentages)
Net revenues	1,145,517	100.0%	1,478,493	100.0%	2,054,095	100.0%
Cost of revenues	(410,908)	35.9	(439,923)	29.8	(580,417)	28.3
Gross profit	734,609	64.1	1,038,570	70.2	1,473,678	71.7
Operating expenses and other income:
Sales and marketing expenses	(731,233)	63.8	(792,591)	53.6	(1,035,620)	50.4
Product development expenses	(185,000)	16.1	(157,505)	10.7	(162,829)	7.9
General and administrative expenses	(223,057)	19.5	(196,029)	13.3	(214,224)	10.4
Other income	—	—	—	—	43,414	2.1
Income/(loss) from operations	(404,681)	35.3	(107,555)	7.4	104,419	5.1
Impairment loss	(7,364)	0.6	—	—	—	—
Interest income	9,167	0.8	17,654	1.2	38,508	1.9
Interest expenses and other expenses, net	(9,936)	0.9	(9,451)	0.6	(66)	—
Income/(loss) before income tax expenses	(412,814)	36.0	(99,352)	6.8	142,861	7.0
Income tax benefits/(expenses)	(3,880)	0.3	(5,068)	0.3	4,101	0.2
Net income/(loss)	(416,694)	36.3%	(104,420)	7.1%	146,962	7.2%

The Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

Net Revenues

Our net revenues increased by 38.9% from RMB1,478.5 million in 2019 to RMB2,054.1 million (US$314.8 million) in 2020. The increase was primarily attributed to an increase in the number of paid lessons booked driven by an increase in the number of active students. The number of active students increased by 34.1% from 351.0 thousand as of December 31, 2019 to 470.7 thousand as of December 31, 2020. The number of active students is the main driver for our revenue. We track the number of active students as a key indicator for our business growth and manage our course offerings and sales strategies accordingly.

Cost of Revenues

Our cost of revenues increased by 31.9% from RMB439.9 million in 2019 to RMB580.4 million (US$89.0 million) in 2020. This increase was primarily due to an increase in total service fees paid to teachers, which was mainly resulting from the delivery of an increased number of paid lessons. The total amount of service fees paid to teachers for delivering paid lessons increased by 30.9% from RMB416.2 million in 2019 to RMB544.9 million (US$83.5 million) in 2020. The total number of paid lessons delivered on our platform increased from 30.9 million in 2019 to 48.0 million in 2020. We track the number of paid lessons delivered as a key indicator for our cost of revenues.

Gross Profit

As a result of the foregoing, our gross profit increased by 41.9% from RMB1,038.6 million in 2019 to RMB1,473.7 million (US$225.9 million) in 2020. Our gross margin increased from 70.2% in 2019 to 71.7% in 2020. The increase was mainly attributable to (i) an increase in the price for prepaid credit packages and (ii) the inclusion of the audio picture books in more packages provided to K-12 students, which carries a higher margin and is recognized as revenues at the time of delivery.

Operating Expenses

Our operating expenses increased by 23.3% from RMB1,146.1 million in 2019 to RMB1,412.7 million (US$216.5 million) in 2020, as a result of increases in our sales and marketing expenses.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 30.7% from RMB792.6 million in 2019 to RMB1,035.6 million (US$158.7 million) in 2020. The increase was primarily resulted from the increase in the average sales commission and higher marketing and branding expenses.

General and Administrative Expenses

Our general and administrative expenses increased by 9.3% from RMB196.0 million in 2019 to RMB214.2 million (US$32.8 million) in 2020. The increase was primarily due to an increase in the number of general and administrative-related personnel and an increase in professional services fees in connection with the follow-on public offering we completed in June 2020.

Our administrative staff increased from 725 as of December 31, 2019 to 751 full-time employees as of December 31, 2020. The amount of payroll and employee benefit expenses for our management and administrative personnel increased from RMB118.4 million in 2019 to RMB124.5 million (US$19.1 million) in 2020.

Product Development Expenses.

Our product development expenses increased by 3.4% from RMB157.5 million in 2019 to RMB162.8 million (US$25.0 million) in 2020. The increase was primarily due to an increase in the number of technology and course development-related personnel.

Our technology staff increased from 234 as of December 31, 2019 to 295 full-time employees as of December 31, 2020. Therefore, the amount of payroll and employee benefit expenses for our product development personnel increased from RMB127.3 million in 2019 to RMB133.8 million (US$20.5 million) in 2020 due to the favorable impact of such COVID-19 relief policies.

Other income

As part of Chinese government’s efforts to ease the burden of businesses affected by the COVID-19 outbreak, the State Taxation Administration exempted a wide range of consumer services from value added tax since January 2020. In particular, income obtained by taxpayers from providing essential services shall be exempted from value added tax. We recorded a tax relief of RMB32.3 million in 2020 due to the favorable impact of such COVID-19 relief policies.

On September 30, 2019, the Ministry of Finance and the State Taxation Administration announced that from October 1, 2019 to December 31, 2021, taxpayers engaging in providing essential services are allowed to deduct an extra 15% of the deductible input tax for the then current period from the payable tax. In 2020, we recorded a tax deduction of RMB11.1 million due to such additional value-added tax credit policy for income generated from providing essential services.

Interest income

We recorded interest income of RMB38.5 million (US$5.9 million) in 2020, as compared to interest income of RMB17.7 million in 2019. Our interest income in 2020 and 2019 were primarily attributable to purchase of time deposits and short-term investments with banks.

Interest expenses and other expense, net

We recorded net interest expenses and other expenses of RMB66 thousand (US$10.1 thousand) in 2020, as compared to net interest expenses and other expense of RMB9.5 million in 2019. Our net interest expenses and other expenses in 2020 and 2019 were primarily attributable to interest expenses of long-term loan, foreign currency loss, bank charges and government grant.

Income Tax Expense

We recorded income tax expenses of RMB5.1 million and recorded income tax benefits of RMB4.1 million (US$0.6 million) in 2019 and 2020, respectively. Tax benefits recorded in 2020 includes the releasing of valuation allowance for deferred tax assets of RMB9.7 million for the Company’s VIE Beijing Zhixing.

Net income/(loss)

As a result of the foregoing, we recorded net loss of RMB104.4 million in 2019, and earned net income of RMB147.0 million (US$22.5 million) in 2020.

The Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

Net Revenues

Our net revenues increased by 29.1% from RMB1,145.5 million in 2018 to RMB1,478.5 million in 2019. The increase was primarily attributed to an increase in the number of paid lessons booked driven by an increase in the number of active students, which in turn was primarily a result of our market expansion into lower-tier cities in China in 2019. The number of active students increased by 13.2% from 310.0 thousand as of December 31, 2018 to 351.0 thousand as of December 31, 2019.

Cost of Revenues

Our cost of revenues increased by 7.1% from RMB410.9 million in 2018 to RMB439.9 million in 2019. This increase was primarily due to an increase in total service fees paid to teachers, which was mainly resulting from the delivery of an increased number of paid lessons. The total amount of service fees paid to teachers for delivering paid lessons increased by 5.3% from RMB395.1 million in 2018 to RMB416.2 million in 2019. The total number of paid lessons delivered on our platform increased from 23.3 million in 2018 to 30.9 million in 2019.

Gross Profit

As a result of the foregoing, our gross profit increased by 41.4% from RMB734.6 million in 2018 to RMB1,038.6 million in 2019. Our gross margin increased from 64.1% in 2018 to 70.2% in 2019. The increase was mainly attributable to (i) an increase in the price for prepaid credit packages and (ii) the inclusion of the audio picture books in our course packages provided to K-12 students in 2019, which carries a higher margin and is recognized as revenues at the time of delivery.

Operating Expenses

Our operating expenses increased by 0.6% from RMB1,139.3 million in 2018 to RMB1,146.1 million in 2019, as a result of increases in our sales and marketing expenses, partially offset by decrease in product development expenses and general and administrative expenses.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 8.4% from RMB731.2 million in 2018 to RMB792.6 million in 2019. The increase was primarily resulted from the increase in the average sales commission and in the number of our course consulting, telemarketing and account manager personnel, which increased to 2,735 (including 114 full-time employees and 2,621 outsourced personnel) as of December 31, 2019 from 2,686 (including 91 full-time employees and 2,595 outsourced personnel) as of December 31, 2018.

General and Administrative Expenses

Our general and administrative expenses decreased by 12.1% from RMB223.1 million in 2018 to RMB196.0 million in 2019. The decrease was primarily due to a decrease in the number of general and administrative-related personnel.

Our administrative staff decreased from 819 as of December 31, 2018 to 725 full-time employees as of December 31, 2019.The amount of payroll and employee benefit expenses for our management and administrative personnel decreased from RMB130.3 million in 2018 to RMB118.4 million in 2019.

Product Development Expenses.

Our product development expenses decreased by 14.9% from RMB185.0 million in 2018 to RMB157.5 million in 2019. The decrease was primarily due to a decrease in the number of technology and course development-related personnel.

Our technology staff decreased from 295 as of December 31, 2018 to 234 full-time employees as of December 31, 2019. Therefore, the amount of payroll and employee benefit expenses for our product development personnel decreased from RMB147.6 million in 2018 to RMB127.3 million in 2019.

Impairment loss

We incurred impairment losses of RMB7.4 million and nil in 2018 and 2019, respectively. The impairment loss recognized in 2018 was due to the write off in the amount of cost and unrealized holding gain of held-to-maturity security.

Interest income

We recorded interest income of RMB17.7 million in 2019, as compared to interest income of RMB9.2 million in 2018. Our interest income in 2019 and 2018 were primarily attributable to purchase of time deposits and short-term investments with banks.

Interest expenses and other expense, net

We recorded net interest expenses and other expenses of RMB9.5 million in 2019, as compared to net interest expenses and other expense of RMB9.9 million in 2018. Our net interest expenses and other expenses in 2019 and 2018 were primarily attributable to interest expenses of long-term loan, foreign currency loss, bank charges and government grant.

Income Tax Expense

We incurred income tax expenses of RMB3.9 million and RMB5.1 million in 2018 and 2019, respectively, both of which were incurred in the Philippines as a result of our local business operations.

Net Loss

As a result of the foregoing, our net loss decreased from RMB416.7 million in 2018 to RMB104.4 million in 2019.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

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

B.          Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been proceeds from our initial public offering and the concurrent private placements and cash generated from operating activities. In June 2020, we completed a registered follow-on public offering, where we issued and sold 327,140 ADSs (including 27,140 ADSs sold from the exercise of over-allotment option) at a public offering price of US$19.00 per ADS. We received an aggregate gross proceeds from the follow-on public offering of approximately US$6.2 million. As of December 31, 2020, we had RMB1,727.7 million (US$264.8 million) in cash, cash equivalents, time deposits and short-term investments. Our cash consists of cash on hand and cash in bank, which are unrestricted as to withdrawal. Cash equivalents consist of cash held in accounts managed by certain third party online payment channels in connection with the collection of fees online. Time deposits represent a demand deposit with an initial term of greater than three months when purchased.

As of December 31, 2020, we and our non-PRC subsidiaries held cash and cash equivalents and time deposits in the amount of US$43.7 million, PHP102.3 million and RMB46.3 million in bank accounts in the PRC, the United States, the Philippines and Hong Kong; our PRC subsidiaries held cash, cash equivalents and time deposits in the amount of RMB80.2 million in the PRC; our consolidated VIE in the Philippines held cash and cash equivalents of PHP2.5 million and US$9.7 thousand in the Philippines; and our consolidated VIEs in the PRC held cash, cash equivalents, time deposits and short-term investment in the amount of RMB1,301.6 million in the PRC, which included cash reserved to settle payables to our subsidiary in China. For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.” We would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiary in the PRC to our offshore subsidiaries.

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

Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. We incurred net losses of RMB416.7 million and RMB104.4 million in the years ended December 31, 2018 and 2019, respectively. We generated net income of RMB147.0 million (US$22.5 million) in 2020. Accumulated deficits were RMB2,198.9 million and RMB2,051.9 million (US$314.5 million) as of December 31, 2019 and 2020, respectively. The net current liabilities were RMB1,228.0 million and RMB1,400.4 million (US$214.6 million) as of December 31, 2019 and 2020, which included advances from students of RMB2,181.8 million and RMB2,718.8 million (US$416.7 million), respectively.

We assess our liquidity by our ability to generate cash from operating activities to fund our operations, attract investors and borrow funds on favorable economic terms. Our decreasing net losses and increasing advances from students over the last several years have resulted in an increase in our operating cash flows from RMB29.8 million and RMB397.9 million in 2018 and 2019, respectively, to RMB719.2 million (US$110.2 million) in 2020.

Historically, we have relied principally on non-operational sources of financing from investors and bank borrowings to fund our business development, as our cash flows have not been significant in recent years. Our ability to continue as a going concern is dependent on management’s ability to successfully execute our business plan, which includes increasing revenues while controlling operating expenses, to generate increases in operational cash flows continuously and continue to gain support from outside sources of financing.

We believe that our current cash, cash equivalents, time deposits, short-term investments and our anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	29,781	397,933	719,243	110,228
Net cash used in investing activities	(4,898)	(412,910)	(734,271)	(112,531)
Net cash provided by/(used in) financing activities	68,407	(54,536)	10,789	1,653
Effect of exchange rate changes on cash and cash equivalents	(186)	(679)	(12,065)	(1,849)
Net increase/ (decrease) in cash and cash equivalents	93,104	(70,192)	(16,304)	(2,499)
Cash and cash equivalents at beginning of the period	320,039	413,143	342,951	52,560
Cash and cash equivalents at end of the period	413,143	342,951	326,647	50,061

Operating Activities

Net cash provided by operating activities in 2020 was RMB719.2 million (US$110.2 million). In 2019, net cash provided by operating activities was RMB397.9 million. The year over year increase was primarily due to our improved operating results, with turned our net loss in 2019 to net income in 2020, and our business, growth along with the market expansion into lower-tier cities in China in 2020, which in turn increased our cash received in advances from students. The increase in advances from students was RMB534.5 million (US$81.9 million) and increase in accrued expenses and other current liabilities is RMB66.1 million (US$10.1 million), partially offset by an increase in prepaid expenses and other current assets of RMB53.9 million (US$8.3 million). The increase in advances from students was mainly due to the increase in our gross billings as we grow our business. The increase in prepaid expenses and other current assets was mainly attributable to the net effect of capitalization and amortization of certain sales and marketing expenses.

Net cash provided by operating activities in 2019 was RMB397.9 million. In 2018, net cash provided by operating activities was RMB29.8 million. The year over year increase was primarily due to our improved operating results, with lower our net loss from 2018 to 2019, and our business, growth along with the market expansion into lower-tier cities in China in 2019, which in turn increased our cash received in advances from students. The increase in advances from students was RMB501.8 million, partially offset by a decrease in prepaid expenses and other current assets of RMB16.6 million and accrued expenses and other current liabilities RMB27.2 million. The increase in advances from students was mainly due to the increase in our gross billings as we grow our business. The decrease in prepaid expenses and other current assets was mainly attributable to the net effect of capitalization and amortization of certain sales and marketing expenses.

Investing Activities

Net cash used in investing activities amounted to RMB734.3 million (US$112.5 million) in 2020, which was primarily attributable to investment in time deposits and short-term investments.

Net cash used in investing activities amounted to RMB412.9 million in 2019, which was primarily attributable to investment in time deposits and short-term investments.

Net cash used in investing activities amounted to RMB4.9 million in 2018, which was primarily attributable to acquisition of fixed assets and intangible assets.

Financing Activities

Net cash provided by financing activities in 2020 amounted to RMB10.8 million (US$1.7 million), which was primarily resulted from our follow-on offering for total cash consideration of RMB39.9 million (US$6.1 million) in 2020, offset by share repurchase program for total cash consideration of RMB23.1 million(US$3.5 million).

Net cash used in financing activities in 2019 amounted to RMB54.5 million, which was primarily resulted from repayment of loan facility agreement with SPD Silicon Valley Bank Beijing Branch and our share repurchase program for total cash consideration of RMB6.0 million in 2019.

Net cash provided by financing activities in 2018 amounted to RMB68.4 million, which was derived from loan facility agreement with SPD Silicon Valley Bank Beijing Branch.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with leasehold improvements and investments in office furniture, computers and servers. Our capital expenditures were RMB17.6 million, RMB9.6 million and RMB22.0 million (US$3.4 million) in the years ended December 31, 2018, 2019 and 2020, respectively. We intend to continue to utilize real estate leasing in order to allocate our capital resources cost-efficiently. We may make acquisitions of businesses and properties that complement our operations when suitable opportunities arise.

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

The table below sets forth the respective revenue contributions of (i) our Company and our subsidiaries and (ii) our consolidated VIEs for the periods indicated as a percentage of total net revenues:

	Revenue(1)
	As of December 31
	2018	2019	2020
Our Company and our subsidiaries	—	—	—
Our consolidated VIEs in the PRC	100.0%	100.0%	100.0%
Our consolidated VIE in the Philippines	—	—	—
Total net revenues	100.0%	100.0%	100.0%

Note:

(1)	The percentages exclude the inter-company transactions among China Online Education Group, its subsidiaries and its consolidated VIEs.

The table below sets forth the respective asset contributions of (i) our Company and our subsidiaries and (ii) our consolidated VIEs for the periods indicated as a percentage of total assets:

	Total Assets(1)
	As of December 31
	2018	2019	2020
Our Company and our subsidiaries	50.9%	35.7%	23.4%
Our consolidated VIEs in the PRC	49.0%	64.2%	76.5%
Our consolidated VIE in the Philippines	0.1%	0.1%	0.1%
Total assets	100.0%	100.0%	100.0%

Note:

(1)	The percentages exclude the inter-company balances among China Online Education Group, its subsidiaries and its consolidated VIEs.

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

As of December 31, 2020, we registered 62 domain names relating to our business, including our www.51talk.com website, with the Internet Corporation for Assigned Names and Numbers and China Internet Network Information Center. We also hold 20 works of art copyrights, 34 registered software copyrights and 173 trademarks in the PRC three trademarks in Taiwan, China, and one trademark in the Philippines as of December 31, 2020.

D.           Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2020 to December 31, 2020 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.            Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

		Less than	1 – 3	More than
	Total	1 year	years	3 years

	in RMB thousands
Operating lease obligations(1)	104,482	44,581	47,522	12,379
Purchase commitment(2)	239,226	226,853	12,373	—

Notes:

(1)	Represents our non-cancelable leases for our offices and learning centers, which include all future cash outflows under ASC Topic 842, Leases and the operating leases that have not commenced or with lease terms of 12 months or less as of December 31, 2020.
(2)	Represents our minimum commitments for brand promotion activities.

G.           Safe Harbor

See “Forward-Looking Statements” on page 2 of this annual report.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jack Jiajia Huang	35	Founder, Chairman, Chief Executive Officer
Ting Shu	35	Co-Founder, Director
Liming Zhang	50	Co-Founder, Chief Operating Officer
Min Xu	47	Chief Financial Officer
Frank Lin	56	Director
Conor Chia-hung Yang	58	Independent Director
Xiaoguang Wu	45	Independent Director

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

Ms. Ting Shu is our co-founder and has served as our director since our inception. From 2010 to 2012, Ms. Shu worked in the enterprise risk services department of Deloitte in China. Prior to that, Ms. Shu co-founded TalkChina with Mr. Jack Jiajia Huang in 2007. Ms. Shu received her master’s degree in language science from the University of Tokyo in 2010 and her bachelor’s degree in Japanese language from Tsinghua University in 2007. Mr. Jack Jiajia Huang and Ms. Ting Shu are husband and wife.

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

Mr. Frank Lin has served as our director since June 2013. Mr. Lin is a general partner of DCM, a technology venture capital firm and a director of Kuaishou Technology, a leading content community and social platform in China listed on the Hong Kong Stock Exchange. Prior to joining DCM in 2006, Mr. Lin was the chief operating officer of SINA Corporation, a Nasdaq-listed company. He co-founded SINA’s predecessor, SinaNet, in 1995 and later guided SINA through its listing on Nasdaq. Mr. Lin had also held various marketing, engineering and managerial positions at Octel Communication Inc. and NYNEX. Mr. Lin currently serves on the board of directors of various DCM portfolio companies, including Tuniu Corporation, a Nasdaq-listed company and Vipshop Holdings Limited, which are NYSE-listed companies. Mr. Lin received an MBA degree from Stanford University and a bachelor’s degree in engineering from Dartmouth College.

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

B.           Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2020, we paid an aggregate of approximately US$614 thousand in cash to our executive officers and our non-executive directors. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

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

As of February 28, 2021, we are authorized to grant options or share purchase rights to purchase up to an aggregate of 36,229,922 Class A ordinary shares under the Pre-IPO Plans. As of February 28, 2021, options to purchase an aggregate number of 19,301,695 Class A ordinary shares have been granted and are outstanding, and 140,625 restricted share units have been granted and are outstanding.

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

The following table summarizes, as of February 28, 2021 the outstanding options granted to our directors and executive officers under the 2013 Plan and 2014 Plan.

	Class A
	Ordinary Shares
	Underlying	Exercise Price		Date of
Name	Options Awarded	(US$/Share)	Date of Grant	Expiration
Jack Jiajia Huang	1,786,980	0.28	April 1, 2016	April 1, 2026
Liming Zhang	7,112,490	0.05	December 19, 2014	December 31, 2024
		0.15	January 7, 2016	December 31, 2025
		0.55	December 31, 2016	December 31, 2026
		0.566	March 31, 2017	March 31, 2027
Min Xu	250,005	0.34	June 30, 2018	June 30, 2028

Total	9,411,975
*	The aggregate number of ordinary shares exercisable from all options granted is less than 1% of our total issued and outstanding ordinary shares.

2016 Plan

We adopted the 2016 share incentive plan, or the 2016 Plan, in May 2016. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2016 Plan is initially 4,600,000 Class A ordinary shares. Beginning in 2017, the number of shares reserved for future issuances under the 2016 Plan will be increased by a number equals to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors, during the term of the 2016 Plan. On January 1, 2021, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2016 Plan was increased to 27,777,346 Class A ordinary shares. As of February 28, 2021, 7,363,399 restricted share units have been granted and are outstanding. The following paragraphs summarize the terms of the 2016 Plan.

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

The following table summarizes, as of February 28, 2021, the outstanding restricted share units granted to our directors and executive officers under the 2016 Plan.

Name	Restricted Share Units	Date of Grant	Vesting Schedule
Jack Jiajia Huang	*	October 1, 2019	Approximately 3 years from the date of grant
Frank Lin	*	October 31, 2019	Approximately 2 years from the date of grant.
Conor Chia-hung Yang	*	September 30, 2018	Approximately 2 years from the date of grant
Xiaoguang Wu	*	September 30, 2018	Approximately 21 months from the date of grant
Liming Zhang	*	March 31, 2017	Approximately 4 years from the date of grant.
		December 31, 2019	Approximately 1 year from the date of grant.
Min Xu	*	June 30, 2018	Approximately 4 years from the date of grant
		December 31, 2019	Approximately 1 year from the date of grant.
		December 31, 2019	Approximately 4 years from the date of grant.
Total	3,207,795
*	The aggregate number of ordinary shares that will be vested from restricted share units is less than 1% of our total issued and outstanding ordinary shares.

As of February 28, 2021, other current and former employees as a group held options to purchase 9,889,720 Class A ordinary shares under the 2013 Plan and the 2014 Plan, with exercise prices ranging from US$0.0167 to US$0.566 per Class A ordinary share. As of February 28, 2021, other current employees as a group held 4,155,604 restricted share units under the 2014 and the 2016 Plan.

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

Audit Committee. Our audit committee consists of Conor Chia-hung Yang and Xiaoguang Wu and is chaired by Conor Chia-hung Yang. We have determined that each of Conor Chia-hung Yang and Xiaoguang Wu satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Conor Chia-hung Yang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;
●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;
●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;
●	discussing the annual audited financial statements with management and the independent registered public accounting firm;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;
●	annually reviewing and reassessing the adequacy of our audit committee charter;
●	meeting separately and periodically with management and the independent registered public accounting firm;
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and
●	reporting regularly to the board.

Compensation Committee. Our compensation committee consists of Frank Lin, Conor Chia-hung Yang and Xiaoguang Wu, and is chaired by Frank Lin. We have determined that each of Conor Chia-hung Yang and Xiaoguang Wu satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements; and
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Jack Jiajia Huang, Conor Chia-hung Yang and Xiaoguang Wu, and is chaired by Jack Jiajia Huang. We have determined that each of Conor Chia-hung Yang and Xiaoguang Wu satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;
●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;
●	developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and
●	evaluating the performance and effectiveness of the board as a whole.

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

We had a total of 2,499, 2,193 and 2,479 full-time employees as of December 31, 2018, 2019 and 2020, respectively. As of December 31, 2020, we had 933 full-time employees in Beijing, 119 full-time employees in Shanghai, 77 full-time employees in Wuhan, 20 full-time employees in Shenzhen, 1,329 full-time employees in the Philippines and one full-time employee in Hong Kong. In addition to our full-time employees, Dasheng Zhixing entered into services outsource agreements with independent third party suppliers in December 2015 through which it outsourced part of its marketing and sales functions. As of December 31, 2020, we had 3,861 outsourced personnel mainly performing sales and marketing functions for us. The following table sets forth the number of our full-time employees, categorized by function, as of December 31, 2020:

	Number of full-time employees
Function	China		the Philippines	Total
Telemarketing sales	116		—	116
Student support	13		—	13
Free trial teachers	—		891	891
Marketing and branding	303		—	303
General and administrative	338	(1)	413	751
Technology and product development	380		25	405
Total	1,150		1,329	2,479

Note:

(1)	Includes one employee based in Hong Kong.

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

Independently contracted foreign teachers delivering paid lessons on our platform are generally not our full-time employees. We enter into service contracts with such independently contracted teachers, and pay service fees to them based on the number of lessons they teach and their teaching performance. We had approximately 21.0 thousand, 23.0 thousand and 29.9 thousand independently contracted foreign teachers available to deliver lessons on our platform as of December 31, 2018, 2019 and 2020, respectively.

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

E.           Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2021:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially or more 5% of our ordinary shares.

The calculations in the table below are based on 322,564,674 ordinary shares outstanding as of February 28, 2021, comprising of 192,877,508 Class A ordinary shares (excluding (i) 7,050,645 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the issuer’s share incentive plan; and (ii) the company’s repurchase of 3,907,950 Class A ordinary shares in the form of ADSs held as treasury shares) and 129,687,166 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
				% of total
	Class A	Class B	Total ordinary	ordinary shares on	% of
	ordinary	ordinary	shares on an as-	an as converted	aggregate
	Shares	Shares	converted basis	basis	voting power †
Directors and Executive Officers:**
Jack Jiajia Huang(1)	3,417,210	58,024,744	61,441,954	18.9	39.1
Ting Shu(1)	3,417,210	58,024,744	61,441,954	18.9	39.1
Frank Lin(2)	*	—	*	*	*
Liming Zhang(3)	7,564,050	—	7,564,050	2.3	0.5
Min Xu	*	—	*	*	*
Conor Chia-hung Yang	*	—	*	*	*
Xiaoguang Wu	*	—	*	*	*
All directors and executive officers as a group	13,490,910	58,024,744	71,515,654	21.3	39.5

Principal Shareholders:
DCM Funds(4)	10,607,110	57,681,212	68,288,322	21.2	39.4
Dasheng International Holdings Limited(1)	3,417,210	58,024,744	61,441,954	18.9	39.1
Sequoia Capital China Investment Funds(5)	42,433,395	—	42,433,395	13.2	2.8
Shunwei Technology Limited(6)	27,567,810	8	27,567,818	8.5	1.9
Duowan Entertainment Corp.(7)	9,502,365	13,981,170	23,483,535	7.3	10.0
FIL Limited(8)	16,823,145	—	16,823,145	5.2	1.1

Notes:

*	Less than 1% of total ordinary shares on an as-converted basis.
**	Except for Frank Lin, the business address for our directors and officers is 6th Floor Deshi Building North, Shangdi Street, Haidian District, Beijing 100085, PRC.
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

(1)	Consists of (i) 40,890,321 Class B ordinary shares held by Dasheng Global Limited, a company incorporated in the British Virgin Islands (ii) 49,050 Class A ordinary shares in the form of ADSs held by Jack Jiajia Huang (iii) 3,368,160 Class A ordinary shares issuable to Jack Jiajia Huang upon exercise of options and vested from restricted share units within 60 days after February 28, 2021, and (iv) 17,134,423 Class B ordinary shares held by Dasheng Online Limited, a company incorporated in the British Virgin Islands. The registered office address of Dasheng Global Limited is Quastisky Building, P.O. Box 4389, Road Town, Tortola, British Virgin Islands. The registered office address of Dasheng Online Limited is c/o Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola. British Virgin Islands. Each of Dasheng Global Limited and Dasheng Online Limited is wholly owned by Dasheng International Holdings Limited, a company incorporated in the British Virgin Islands which is wholly owned by TB Family Trust, for which TMF (Cayman) Ltd. acts as the trustee. The settlors of TB Family Trust are Mr. Huang and Ms. Shu. Mr. Huang, Ms. Shu and their family members are beneficiaries under TB Family Trust. Mr. Huang and Ms. Shu are husband and wife.
(2)	The business address of Frank Lin is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, United States.
(3)	Consists of 7,564,050 Class A ordinary shares issuable to Liming Zhang upon exercise of options and vested from restricted share units within 60 days after February 28, 2021.
(4)	Consists of (i) 57,681,212 Class B ordinary shares held by DCM Hybrid RMB Fund, L.P., or Hybrid Fund; (ii) 10,017,832 Class A ordinary shares held by DCM Ventures China Turbo Fund, L.P., or Turbo Fund, and (iii) 589,278 Class A ordinary shares held by DCM Ventures China Turbo Affiliates Fund, L.P., or Turbo Affiliates Fund, as reported in a Schedule 13D amendment jointly filed by, among others, Hybrid Fund, Turbo Fund and Turbo Affiliates Fund, on June 19, 2020. The registered office address of each of Hybrid Fund, Turbo Fund and Turbo Affiliates Fund is c/o Campbell Corporate Services Limited, Scotia Centre, P.O. Box 268, Grand Cayman, KY1-1104, Cayman Islands. The general partner of Hybrid Fund is DCM Hybrid RMB Fund Investment Management, L.P., or Hybrid Fund DGP, whose general partner in turn, is DCM Hybrid RMB Fund International, Ltd., or Hybrid Fund UGP. K. David Chao, or Chao, and Jason Krikorian, or Krikorian, are directors of Hybrid Fund UGP. Hybrid Fund DGP and Hybrid Fund UGP may be deemed to have sole voting and disposal power to such shares held by Hybrid Fund. Chao and Krikorian may be deemed to have shared voting and disposal power to such shares held by Hybrid Fund. The business address of Hybrid Fund DGP and Hybrid Fund UGP is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, the United States. The general partner of each of Turbo Fund and Turbo Affiliates Fund is DCM Turbo Fund Investment Management, L.P., or Turbo Fund DGP, whose general partner in turn, is DCM Turbo Fund International, Ltd., or Turbo Fund UGP. Chao and Krikorian are directors of Turbo Fund UGP. Turbo Fund DGP and Turbo Fund UGP may be deemed to have sole voting and disposal power to such shares held by Turbo Fund and Turbo Affiliates Fund. Chao and Krikorian may be deemed to have shared voting and disposal power to such shares held by Turbo Fund and Turbo Affiliates Fund. The business address of Turbo Fund DGP and Turbo Fund UGP is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, the United States.
(5)	Consists of (i) 30,202,395 Class A ordinary shares held by SCC Venture V Holdco I, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands; and (ii) 12,231,000 Class A ordinary shares held by SCC Growth I Holdco A, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands. SCC Venture V Holdco I, Ltd. is wholly owned by Sequoia Capital China Venture Fund V, L.P., whose general partner is SC China Venture V Management, L.P., whose general partner in turn, is SC China Holding Limited. SCC Growth I Holdco A, Ltd. is wholly owned by Sequoia Capital China Growth Fund I, L.P. The general partner of Sequoia Capital China Growth Fund I, L.P. is Sequoia Capital China Growth Fund Management I, L.P., whose general partner is SC China Holding Limited. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, which in turn is wholly owned by Neil Nanpeng Shen. The registered address of SCC Growth I Holdco A, Ltd. and SCC Venture V Holdco I, Ltd. is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(6)	Representing (i) 8 Class B ordinary shares and (ii) 27,567,810 Class A ordinary shares in the form of ADSs held by Shunwei Technology Limited. The registered office address of Shunwei Technology Limited is Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. Shunwei Technology Limited is wholly owned by Shunwei China Internet Fund, L.P., whose general partner is Shunwei Capital Partners GP, L.P., whose general partner in turn, is Shunwei Capital Partners GP Limited. Shunwei Capital Partners GP Limited is controlled by Mr. Tuck Lye Koh, as reported in a Schedule 13G jointly filed by Shunwei Technology Limited, Shunwei China Internet Fund, L.P., Shunwei Capital Partners GP, L.P., Shunwei Capital Partners GP Limited and Mr. Tuck Lye Koh, on February 9, 2021. The business address of Mr. Tuck Lye Koh is 32D Watten Rise, Singapore 286651.
(7)	Consists of (i) 13,981,164 Class B ordinary shares and 7,775,385 Class A ordinary shares (including 2,325,375 Class A ordinary shares in the form of ADSs) held by Duowan Entertainment Corporation; and (ii) 6 Class B ordinary shares and 1,726,980 Class A ordinary shares in the form of ADSs held by Engage Capital Partners I, L.P., as reported in a Schedule 13G amendment jointly filed by JOYY Inc. and Duowan Entertainment Corporation, on February 1, 2021. Duowan Entertainment Corporation holds 93.5% economic interest in Engage Capital Partners I, L.P. Duowan Entertainment Corporation is wholly owned by JOYY Inc., a Nasdaq-listed company.The registered office address of Engage Capital Partners I, L.P. is 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9007, Cayman Islands. The registered office address of Duowan Entertainment Corp. is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands.
(8)	Consists of 16,823,145 Class A ordinary shares in the form of ADSs held by FIL Limited, as reported in a Schedule 13G jointly filed by FIL Limited, Pandanus Partners, L.P. and Pandanus Associates, Inc., on February 5, 2021. The business address of FIL Limited is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, HM19.

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

To our knowledge, as of February 28, 2021, 176,820,375 of our Class A ordinary shares are held by one record holder in the United States (excluding (i) 7,050,645 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the issuer’s share incentive plan; and (ii) the company’s repurchase of 3,907,950 Class A ordinary shares in the form of ADSs held as treasury shares) which is the depositary of our ADS program, representing 91.7% of our total issued and outstanding Class A ordinary shares as of such date. As of February 28, 2021, none of our Class B ordinary shares are held by record holders in the United States.

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

Transactions with Shareholders and Affiliates

Transactions with Beijing Dasheng Time Technology Co., Ltd. In August 2014, Beijing Dasheng Time Technology Co., Ltd (“Dasheng Time”) was incorporated by Ting Shu, our co-founder, director and senior vice president. In November 2019, Dasheng Zhixing entered into a promotion channel service agreement with Dasheng Time. Under the cooperation, Dasheng Zhixing provides online lessons of Dasheng Time to students who purchased our prepaid credit packages, as the promotion channel to Dasheng Time. For the year ended 2020, the fair value of promotion service provided by Dasheng Zhixing is estimated to be RMB76, which are recognized as net revenues.

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

B.           Memorandum and Articles of Association

The following are summaries of material provisions of our currently effective fifth amended and restated memorandum and articles of association, as well as the Companies Act (2021 Revision) insofar as they relate to the material terms of our ordinary shares. The information set forth in Exhibit 2.6 to this Annual Report on Form 20-F is incorporated herein by reference.

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

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our post-offering amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. Holders of Class A and Class B ordinary shares will be entitled to the same amount of dividends, if declared.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of ordinary shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;
●	the shares are free from any lien in favour of the Company; and
●	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Repurchase of Ordinary Shares. The Companies Act and our fifth amended and restated articles of association permit us to purchase our own shares. In accordance with our fifth amended and restated articles of association and provided the necessary shareholders or board approval have been obtained, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, including out of capital, as may be determined by our board of directors.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be varied with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares, or by the creation or issue of shares with preferred or other rights including without limitation, the creation of shares with enhanced or weighted voting rights.

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

Our fifth amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue negotiable or bearer shares or shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

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

United States Federal Income Taxation

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our ADSs or ordinary shares. This summary applies only to U.S. Holders that hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended. This summary is based on U.S. tax law in effect as of the date of this annual report, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position.. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. Moreover, this summary does not address the U.S. federal estate, gift, Medicare, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	persons liable for alternative minimum tax;
●	persons holding stock as part of a straddle, hedging, conversion or integrated transaction;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own 10% or more of our stock (by vote or value); or
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding common stock through such entities.

U.S. Holders are urged to consult their own tax advisors regarding the application of U.S. federal taxation to their particular circumstances, and the state, local, non-U.S., or other tax consequences of the ownership and disposition of our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

Although the law in this regard is not clear, we treat our consolidated VIEs as being owned by us for U.S. federal income tax purposes because we exercise effective control over the consolidated VIEs and are entitled to substantially all of their economic benefits. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined that we are not the owner of the consolidated VIEs for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year. Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based upon our income and assets (including goodwill and other unbooked intangibles) and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2020 and do not anticipate becoming a PFIC in the foreseeable future.

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

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;
●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;
●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and
●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

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

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual IRS Form 8621. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

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

A hypothetical 10% decrease in the exchange rate of the U.S. dollar against the RMB would have resulted in a decrease of RMB36.1 million (US$5.6 million) in the value of our U.S. dollar-denominated financial assets at December 31, 2020.

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
●
To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)
Up to US$0.05 per ADS issued
● Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
● Distribution of cash dividends	Up to US$0.05 per ADS held
● Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
● Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held
● Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
● Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

Holders of our ADSs will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of the ADSs held) such as:

●	Fees for the transfer and registration of Class A ordinary shares charged by the registrar and transfer agent for the Class A ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of Class A ordinary shares).
●	Expenses incurred for converting foreign currency into U.S. dollars.
●	Expenses for cable, telex and fax transmissions and for delivery of securities.
●	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when Class A ordinary shares are deposited or withdrawn from deposit).
●	Fees and expenses incurred in connection with the delivery or servicing of Class A ordinary shares on deposit.
●	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, deposited securities, ADSs and ADRs.
●	Any applicable fees and penalties thereon.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program upon such terms and conditions as we and the depositary may agree from time to time. In 2020, we received US$139.1 thousand from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.

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

Use of Proceeds

The following “Use of Proceeds” information relates to: the Registration Statement on Form F-3, as amended (File No. 333-237575) that became effective on May 8, 2020, and the applicable prospectus supplements in relation to our offering of 327,140 ADSs (including 27,140 ADSs upon the exercise of over-allotment option) and the offering of 795,542 ADSs (including 95,542 ADSs upon the exercise of over-allotment option) by certain selling shareholders, at a public offering price of US$19.00 per ADS (the “Follow-on Offering”). Morgan Stanley & Co. LLC and Needham & Company, LLC were the representatives of the underwriters for the offerings.

We received net proceeds of US$4.8 million from the Follow-on Offering, after deducting the underwriters’ discounts and commissions and other offering expenses.

For the period from May 8, 2020 to December 31, 2020, we used all of the net proceeds from the Follow-on Offering in investing in our technology platform and course development.

ITEM 15.      CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2020. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2020.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Remediation of the Material Weakness in Internal Control over Financial Reporting Reported in 2018 and 2019

As of December 31, 2020, based on an assessment performed by our management on the performance of certain remediation measures (specified below), we determined that the material weakness in our internal control over financial reporting previously identified by us and our independent registered public accounting firm in connection with the audits of our consolidated financial statements for the years ended December 31, 2018 and 2019 had been remediated.

The material weakness was related to the lack of U.S. GAAP expertise to address complex U.S. GAAP technical accounting issues, related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. To remedy this material weakness, we have implemented a number of measures to improve our internal control over financial reporting.

We have hired additional accounting and reporting personnel with adequate U.S. GAAP and SEC reporting experience. We have also built up finance team’s competencies in U.S. GAAP and SEC reporting by leveraging external technical resources and providing ongoing trainings for financial reporting and accounting personnel. We have also established clear roles and responsibilities and formal processes for accounting and financial reporting staff to identify and address U.S. GAAP accounting and financial reporting issues. Furthermore, we have formalized the procedures and controls regarding U.S. GAAP period-end closing and financial reporting process.

Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm on internal control over financial reporting because we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2020.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no other changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	2019	2020
	RMB	RMB

	(in thousands)
Audit Fees(1)	6,750	6,550
Audit related fees(2)	—	2,619
Tax Fees(3)	258	1,128
Others(4)	—	780
(1)	“Audit fees” means the aggregate fees in each of the fiscal years listed for professional services rendered by PricewaterhouseCoopers for the audit of our annual financial statements or services that are normally provided by the auditors in connection with and regulatory filling or engagements.
(2)	“Audit-related fees” means the aggregate fees incurred for the issuance of comfort letters in connection with the follow-on offering in June 2020.
(3)	“Tax fees” consist of fees billed for the aggregate fees for professional services rendered by PricewaterhouseCoopers for tax compliance work and other tax related services.
(4)	“Other fees” means services fees to review and comment on IT system and design of internal control over financial reporting in 2020.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers, including audit services and other services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16.D.       EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On September 9, 2019, we announced a share repurchase program, pursuant to which we were authorized to repurchase our own Class A ordinary shares, in the form of ADSs, with an aggregate value of up to US$2.0 million during a six-month period between October 1, 2019 and March 31, 2020. As of March 31, 2020, we had repurchased an aggregate of 120,548 ADSs for US$853.3 thousand on the open market under this program, at an average price of US$7.08 per ADS.

On September 8, 2020, we announced a share repurchase program, pursuant to which we were authorized to repurchase our own Class A ordinary shares, in the form of ADSs, with an aggregate value of up to US$20.0 million during a 12-month period between September 8, 2020 and September 7, 2021. As of December 31, 2020, we had repurchased an aggregate of 139,500, ADSs for US$3.5 million on the open market under this program, at an average price of US$25.06 per ADS.

The following table sets forth certain information about our repurchases during the periods presented.

				Maximum Dollar
			Total Number	Value of ADSs that
			of ADSs Purchased	May Yet be
	Total Number	Average Price	as Part of Publicly	Purchased Under
	of	Paid	Announced Plans	the Plans or
Period	ADSs Purchased	per ADS (US$)	or Programs	Programs
October, 2019	75,843	7.1461	75,843	$1,458,015.72
November, 2019	38,889	6.9905	38,889	$1,186,163.67
December, 2019	5,716	6.7427	5,716	$1,147,622.27
January, 2020	100	9.5000	100	$1,146,672.27
October, 2020	56,877	24.1953	56,877	$18,623,844.04
November, 2020	12,975	24.4373	12,975	$18,306,770.46
December, 2020	69,648	25.8818	69,648	$16,504,154.35
January, 2021	120,654	25.9637	120,654	$13,371,531.77
February, 2021	376	23.9843	376	$13,362,513.67
Total	381,078	N/A	381,078	N/A

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

Section 302 of the NYSE Listed Company Manual requires each issuer to hold an annual meeting of shareholders of the isser’s fiscal year-end Under Cayman Islands law, we are not required to hold annual shareholders meetings every year. We followed home country practice and did not hold an annual meeting of shareholders in the fiscal year of 2020. We may, however, hold annual shareholders meetings in the future.

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

2.6	Description of Securities (incorporated herein by reference to Exhibit 2.6 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 6, 2020)
4.1	2013 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)
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

4.21

Exclusive Option Agreement among Helloworld Online, the shareholders of Dasheng Helloworld and Dasheng Helloworld dated September 18, 2018 (incorporated herein by reference to Exhibit 4.30 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 23, 2019)

4.22

Equity Interest Pledge Agreement among Helloworld Online, the shareholders of Dasheng Helloworld and Dasheng Helloworld dated September 18, 2018 (incorporated herein by reference to Exhibit 4.31 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 23, 2019)

4.23

Powers of Attorney granted by the shareholders of Dasheng Helloworld dated September 18, 2018 (incorporated herein by reference to Exhibit 4.32 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 23, 2019)

4.24

Spousal Consent granted by Ting Shu dated September 18, 2018 (incorporated herein by reference to Exhibit 4.33 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 23, 2019)

Exhibit Number	Description of Document
4.25

Exclusive Business Cooperation Agreement between Dasheng Online and Dasheng Zhiyun dated July 19, 2019 (incorporated herein by reference to Exhibit 4.30 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 6, 2020)

4.26

Exclusive Option Agreement among Dasheng Online, the shareholders of Dasheng Zhiyun and Dasheng Zhiyun dated July 19, 2019 (incorporated herein by reference to Exhibit 4.31 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 6, 2020)

4.27

Equity Interest Pledge Agreement among Dasheng Online, the shareholders of Dasheng Zhiyun and Dasheng Zhiyun dated July 19, 2019 (incorporated herein by reference to Exhibit 4.32 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 6, 2020)

4.28

Power of Attorney granted by Jack Jiajia Huang to Dasheng Online dated July 19, 2019 (incorporated herein by reference to Exhibit 4.33 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 6, 2020)

4.29

Power of Attorney granted by Caijian Jia to Dasheng Online dated July 19, 2019 (incorporated herein by reference to Exhibit 4.34 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 6, 2020)

4.30

Power of Attorney granted by Jing Chen to Dasheng Online dated July 19, 2019 (incorporated herein by reference to Exhibit 4.35 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 6, 2020)

4.31

Spousal Consent granted by Ting Shu dated July 19, 2019 (incorporated herein by reference to Exhibit 4.36 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 6, 2020)

4.32

Spousal Consent granted by Yanchun Li dated July 19, 2019 (incorporated herein by reference to Exhibit 4.37 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 6, 2020)

4.33

Spousal Consent granted by Xiaohua Lian dated July 19, 2019 (incorporated herein by reference to Exhibit 4.38 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 6, 2020)

8.1*	Principal subsidiaries and Variable Interest Entities of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Travers Thorp Alberga
15.2*	Consent of Tian Yuan Law Firm
15.3*	Consent of Lee Yu Rigets Law
15.4*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set
*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Online Education Group

	By:	/s/ Jack Jiajia Huang
	Name:	Jack Jiajia Huang
	Title:	Chairman and Chief Executive Officer

Date: April 7, 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of China Online Education Group

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of China Online Education Group and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive income/(loss), of changes in shareholders’ deficit and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

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

/s/PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 7, 2021

We have served as the Company's auditor since 2015.

CHINA ONLINE EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS

As of December 31, 2019 and 2020

(In thousands, except for share and per share data)

		As of December 31
	Notes	2019	2020	2020
		RMB	RMB	US$
				(Note 2(e))
ASSETS
Current assets:
Cash and cash equivalents	2(g)	342,951	326,647	50,061
Time deposits	2(h)	144,093	477,408	73,166
Short-term investments	2(i)	452,936	509,636	78,105
Inventory		308	1,935	297
Prepaid expenses and other current assets	4	250,215	302,057	46,292
Total current assets		1,190,503	1,617,683	247,921
Non-current assets:
Property and equipment, net	5	20,336	21,175	3,245
Intangible assets, net	6	9,918	20,302	3,111
Goodwill		4,223	4,223	647
Right-of-use assets	7	56,638	98,001	15,019
Time deposits	2(h)	113,415	414,000	63,448
Deferred tax assets	10(c)	337	10,268	1,574
Other non-current assets		6,447	23,896	3,662
Total non-current assets		211,314	591,865	90,706
Total assets		1,401,817	2,209,548	338,627

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term loan	9	16,578	—	—
Advances from students (all from consolidated variable interest entities (“VIEs”) without recourse, Note 1)	2(m)	2,181,808	2,718,776	416,671
Accrued expenses and other current liabilities (including from consolidated VIEs without recourse to the Company of RMB86,043 and RMB122,551 as of December 31, 2019 and 2020, respectively, Note 1)	8	166,955	237,101	36,337
Lease liabilities	7	31,550	42,949	6,582
Taxes payable (including from consolidated VIEs without recourse to the Company of RMB14,123 and RMB15,693 as of December 31, 2019 and 2020, respectively, Note 1)		21,661	19,288	2,956
Total current liabilities		2,418,552	3,018,114	462,546

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Non-current liabilities:
Advances from students (all from consolidated variable interest entities (“VIEs”) without recourse, Note 1)	2(m)	4,783	2,270	348
Lease liabilities	7	23,545	53,594	8,214
Other non-current liabilities (including from consolidated VIEs without recourse to the Company of RMB247 and RMB244 as of December 31, 2019 and 2020, respectively, Note 1)		1,595	2,508	384
Total non-current liabilities		29,923	58,372	8,946
Total liabilities		2,448,475	3,076,486	471,492

Commitments and contingencies	15
Shareholders’ deficit:
Ordinary shares (US$0.0001 par value; 1,500,000,000 and 1,500,000,000 shares (including 1,000,000,000 Class A shares, 350,000,000 Class B shares and 150,000,000 shares to be designated by the Board of Directors) authorized as of December 31, 2019 and 2020, respectively; 313,857,894 and 325,733,064 shares (including 196,045,898 Class A shares and 129,687,166 Class B shares) issued as of December 31, 2019 and 2020, respectively; 312,051,174 and 323,640,564 shares (including 193,953,398 Class A shares and 129,687,166 Class B shares) outstanding as of December 31, 2019 and 2020, respectively)	11	205	213	33
Treasury stock	2(y)	(6,011)	(23,109)	(3,542)
Additional paid-in capital		1,128,079	1,199,014	183,757
Accumulated other comprehensive income		29,971	8,884	1,361
Accumulated deficit		(2,198,902)	(2,051,940)	(314,474)
Total shareholders’ deficit		(1,046,658)	(866,938)	(132,865)
Total liabilities and shareholders’ deficit		1,401,817	2,209,548	338,627

The accompanying notes are an integral part of these consolidated financial statements.

CHINA ONLINE EDUCATION GROUP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

For the years ended December 31, 2018, 2019 and 2020

(In thousands, except for share and per share data)

		For the year ended December 31,
	Notes	2018	2019	2020	2020
		RMB	RMB	RMB	US$
					(Note 2(e))
Net revenues		1,145,517	1,478,493	2,054,095	314,804
Cost of revenues		(410,908)	(439,923)	(580,417)	(88,953)
Gross profit		734,609	1,038,570	1,473,678	225,851
Operating expenses:
Sales and marketing expenses		(731,233)	(792,591)	(1,035,620)	(158,716)
Product development expenses		(185,000)	(157,505)	(162,829)	(24,955)
General and administrative expenses		(223,057)	(196,029)	(214,224)	(32,831)
Total operating expenses		(1,139,290)	(1,146,125)	(1,412,673)	(216,502)
Other income		—	—	43,414	6,653
Income/(loss) from operations		(404,681)	(107,555)	104,419	16,002
Impairment loss		(7,364)	—	—	—
Interest income		9,167	17,654	38,508	5,902
Interest expenses and other expense, net		(9,936)	(9,451)	(66)	(10)
Income/(loss) before income tax expenses		(412,814)	(99,352)	142,861	21,894
Income tax benefits/(expenses)	10(b)	(3,880)	(5,068)	4,101	629
Net income/(loss), all attributable to the Company’s ordinary shareholders		(416,694)	(104,420)	146,962	22,523
Weighted average number of ordinary shares used in computing basic income/(loss) per share	13	304,542,400	308,364,918	319,553,690	319,553,690
Weighted average number of ordinary shares used in computing diluted income/(loss) per share	13	304,542,400	308,364,918	341,503,118	341,503,118
Net income/(loss) per share attributable to ordinary shareholders—basic	13	(1.37)	(0.34)	0.46	0.07
Net income/(loss) per share attributable to ordinary shareholders—diluted	13	(1.37)	(0.34)	0.43	0.07
Net income/(loss) per ADS attributable to ordinary shareholders—basic		(20.55)	(5.08)	6.90	1.06
Net income/(loss) per ADS attributable to ordinary shareholders—diluted		(20.55)	(5.08)	6.46	0.99

Comprehensive income/(loss):
Net income/(loss)		(416,694)	(104,420)	146,962	22,523
Other comprehensive income/(loss)
Foreign currency translation adjustments		16,939	5,356	(21,087)	(3,232)
Total comprehensive income/(loss)		(399,755)	(99,064)	125,875	19,291

The accompanying notes are an integral part of these consolidated financial statements.

CHINA ONLINE EDUCATION GROUP

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

For the years ended December 31, 2018, 2019 and 2020

(In thousands, except for share and per share data)

							Accumulated
				Additional			Other		Total
		Ordinary Shares		Paid-in	Treasury stock		Comprehensive	Accumulated	Shareholders'
	Notes	Shares	Amount	Capital	Shares	Amount	Income/(Loss)	Deficit	Deficit
			RMB	RMB		RMB	RMB	RMB	RMB
Balance as of December 31, 2017		302,714,259	197	1,077,523	—	—	7,676	(1,753,787)	(668,391)

Effect of changes in accounting principles related to revenue recognition	2(m)	—	—	—	—	—	—	75,999	75,999
Exercise of stock options		2,070,915	1	1,611	—	—	—	—	1,612
Settlement of RSU		1,132,350	1	(1)	—	—	—	—	—
Share-based compensation		—	—	27,886	—	—	—	—	27,886
Net loss		—	—	—	—	—	—	(416,694)	(416,694)
Foreign currency translation adjustment		—	—	—	—	—	16,939	—	16,939
Balance as of December 31, 2018		305,917,524	199	1,107,019	—	—	24,615	(2,094,482)	(962,649)

Exercise of stock options		5,001,660	3	4,331	—	—	—	—	4,334
Settlement of RSU		2,938,710	3	(3)	—	—	—	—	—
Share-based compensation		—	—	16,732	—	—	—	—	16,732
Share repurchase program	2(y)	—	—	—	1,806,720	(6,011)	—	—	(6,011)
Net loss		—	—	—	—	—	—	(104,420)	(104,420)
Foreign currency translation adjustment		—	—	—	—	—	5,356	—	5,356
Balance as of December 31, 2019		313,857,894	205	1,128,079	1,806,720	(6,011)	29,971	(2,198,902)	(1,046,658)

Exercise of stock options		5,103,015	4	10,326	—	—	—	—	10,330
Settlement of RSU by new issuance		1,865,055	1	(1)	—	—	—	—	—
Settlement of RSUs or stock options by reissuance of treasury stocks		—	—	(6,018)	(1,808,220)	6,018	—	—	—
Share-based compensation		—	—	26,734	—	—	—	—	26,734
Share repurchase program	2(y)	—	—	—	2,094,000	(23,116)	—	—	(23,116)
Follow-on public offering	11	4,907,100	3	39,894	—	—	—	—	39,897
Net income		—	—	—	—	—	—	146,962	146,962
Foreign currency translation adjustment		—	—	—	—	—	(21,087)	—	(21,087)
Balance as of December 31, 2020		325,733,064	213	1,199,014	2,092,500	(23,109)	8,884	(2,051,940)	(866,938)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA ONLINE EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2018, 2019 and 2020

(In thousands, except for share and per share data)

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				(Note 2(e))
Cash flows from operating activities:
Net income/(loss)	(416,694)	(104,420)	146,962	22,523
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Unrealized gain/(loss) from foreign currency exchange	1,757	(1,770)	1,957	300
Share-based compensation expense	27,886	16,732	26,734	4,097
Depreciation and amortization	32,970	26,625	18,944	2,903
Impairment loss	7,364	—	—	—
Deferred taxes (benefits)/expenses	73	(153)	(9,931)	(1,522)
(Gain)/loss on disposal of property, equipment	—	(27)	367	56
Changes in assets and liabilities:
Inventory	—	308	(1,627)	(249)
Prepaid expenses and other current assets	(87,412)	(16,644)	(53,940)	(8,267)
Operating lease right of use assets	—	(56,638)	(41,363)	(6,339)
Other non-current assets	1,296	(538)	(8,509)	(1,304)
Advances from students	480,568	501,800	534,455	81,909
Accrued expenses and other liabilities	(9,959)	(27,181)	66,119	10,133
Operating lease liabilities	—	55,095	41,448	6,352
Taxes payable	(8,068)	4,744	(2,373)	(364)
Net cash provided by operating activities	29,781	397,933	719,243	110,228
Cash flows from investing activities:
Purchases of property and equipment	(17,605)	(9,604)	(21,957)	(3,365)
Purchase of intangible assets	(3,962)	(1,530)	(7,167)	(1,098)
Placement of time deposits	(224,586)	(443,454)	(789,331)	(120,970)
Placement of short-term investments	(190,073)	(997,564)	(700,251)	(107,318)
Withdrawal of time deposits	276,326	351,281	144,991	22,221
Withdrawal of short-term investments	155,002	687,863	639,259	97,971
Proceeds from disposal of property and equipment	—	98	185	28
Net cash used in investing activities	(4,898)	(412,910)	(734,271)	(112,531)
Cash flows from financing activities:
Share repurchase program	—	(6,011)	(23,116)	(3,543)
Proceeds from exercise of stock options	1,611	4,334	10,330	1,583
Drawdown of short-term loan	85,856	—	—	—
Proceeds from issuance of stock, net of offering expenses	—	—	39,942	6,121
Short-term loan repayment	(19,060)	(52,859)	(16,367)	(2,508)
Net cash provided by/(used in) financing activities	68,407	(54,536)	10,789	1,653
Effect of exchange rate changes on cash and cash equivalents	(186)	(679)	(12,065)	(1,849)
Net increase/(decrease) in cash and cash equivalents	93,104	(70,192)	(16,304)	(2,499)
Cash and cash equivalents at the beginning of the year	320,039	413,143	342,951	52,560
Cash and cash equivalents at the end of the year	413,143	342,951	326,647	50,061
Supplemental disclosure of cash flow information
Cash paid for income taxes	10,538	1,809	8,295	1,271
Cash paid for interest expenses	1,944	3,110	90	14
Non-cash supplemental investing activities
Property and equipment and intagible assets purchases financed by accrued expenses and other current liabilities	1,650	1,366	11,434	1,752

The accompanying notes are an integral part of these consolidated financial statements.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

1.    Operations and Reorganization

China Online Education Group (the ‘‘Company’’ or ‘‘COE’’), through its consolidated subsidiaries and variable interest entities (‘‘VIEs’’) and VIEs’ subsidiaries (collectively referred to as the ‘‘Group’’) is primarily engaged in providing online English language education services to students in the People’s Republic of China (the ‘‘PRC’’ or ‘‘China’’).

As of December 31, 2020, the Company’s major subsidiaries and VIEs and VIEs’ subsidiaries are as follows:

			Percentage of
	Place of	Date of	Direct or Indirect
	Incorporation/	Incorporation/	Economic
Company	Establishment	Establishment	Ownership
Subsidiaries
China Online Education (HK) Limited	Hong Kong	April 1, 2013	100%
51Talk English International Limited	Hong Kong	October 7, 2014	100%
China Online Innovations Inc.*	Philippines	October 9, 2014	99.999993%
On Demand English Innovations Inc.*	Philippines	January 14, 2016	99.999%
Beijing Dasheng Online Technology Co., Ltd.	PRC	June 4, 2013	100%
Helloworld Online Education Group	Cayman	July 13, 2018	100%
Helloworld Online Education Group (HK) Limited	Hong Kong	August 10, 2018	100%
Beijing Helloworld Online Technology Co., Ltd.	PRC	September 3, 2018	100%
TESOL Academy Online Limited	Hong Kong	February 25, 2019	100%
VIEs and VIES' subsidiaries
Beijing Dasheng Zhixing Technology Co., Ltd	PRC	July 8, 2011	100%
51Talk English Philippines Corporation	Philippines	August 3, 2012	100%
Shanghai Zhishi Education Training Co., Ltd	PRC	December 30, 2016	100%
Wuhan Houdezaiwu Online Technology Co., Ltd	PRC	January 12, 2017	100%
Beijing Dasheng Helloworld Technology Co., Ltd.	PRC	July 9, 2018	100%
Shenzhen Dasheng Zhiyun Technology Co., Ltd.	PRC	July 17, 2019	100%
*	The Company directly holds the 99.999993% and 99.999% shares of China Online Innovations Inc. and On Demand English Innovations Inc. respectively. There is no substantive non-controlling interest for China Online Innovations Inc. and On Demand English Innovations Inc. as of December 31, 2019 and 2020. The non-controlling shareholders are nominee shareholders mainly consisting of local residents to comply with local regulations of the Philippines.

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

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

1    Operations and Reorganization (Continued)

To further optimize the organizational structure of the Group, in October 2014, 51 Talk English International Limited (the ‘‘COE HK Co II’’) was incorporated with limited liability in Hong Kong as a wholly owned subsidiary of COE HK Co I. China Online Innovations Inc. (the ‘‘Philippines Co II’’), which was incorporated by the Company with limited liability in the Philippines to eventually replace Philippines Co I. The Company owns 99.999993% of the equity interest of Philippines Co II. In order to comply with local laws, there are seven individual shareholders holding an aggregate of 0.000007% of the equity interest of Philippines Co II. A series of contractual arrangements was entered into among the Company, Philippines Co II and the seven individual shareholders. Under these contractual arrangements, the Company has an exclusive option to purchase all of the equity interests in Philippines Co II held by the seven individuals and to exercise their rights as shareholders of Philippines Co II. Since then, Philippine home-based teachers delivering paid lessons on the Company’s platform no longer entered into service agreements with Philippines Co I, but rather entered into service agreements with COE HK Co II. Furthermore, the bulk of the business operations in Philippines Co I was transferred to Philippines Co II, and the Group began to enter into employment agreements with office-based teachers and other full-time employees in the Philippines through Philippines Co II.

To further optimize group structure, on January 14, 2016, On Demand English Innovations Inc. (the “Philippines Co III”) was incorporated by the Company with limited liability in the Philippines to replace Philippines Co I. The Company owns 99.999% of the equity interest of Philippines Co III. In order to comply with local laws, there are five individual shareholders holding an aggregate of 0.001% of the equity interest of Philippines Co III. A series of contractual arrangements was entered into among the Company, Philippines Co III and the five individual shareholders. Under these contractual arrangements, the Company has an exclusive option to purchase all of the equity interests in Philippines Co III held by the five individuals and the power to exercise their rights as shareholders of Philippines Co III. In April 2016, all business operations and assets of Philippines Co I were transferred to Philippines Co III, including the office leasehold and office equipment in Baguio City, Philippines.

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

In February 2019, TESOL Academy Online Limited ("TESOL") was incorporated as a wholly-owned subsidiary of the Company to training the Group’s teachers to obtain the certificate of "Teaching English to Speakers of Other Languages".

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

Equity Interest Pledge Agreements. Under the Equity Interest Pledge Agreements between Dasheng Online, Dasheng Zhixing and the shareholders of Dasheng Zhixing, the shareholders pledged all of their equity interests in Dasheng Zhixing to Dasheng Online to guarantee Dasheng Zhixing’s and Dasheng Zhixing’s Shareholders’ performance of their obligations under the contractual arrangements including the Exclusive Business Cooperation Agreement, the Exclusive Option Agreement, and the Powers of Attorney. If Dasheng Zhixing or any of Dasheng Zhixing's shareholders breaches its contractual obligations under the contractual arrangements, Dasheng Online will be entitled to certain rights and entitlements, including receiving proceeds from the auction or sale of whole or part of the pledged equity interests of Dasheng Zhixing in accordance with legal procedures. Dasheng Online has the right to receive dividends generated by the pledged equity interests during the term of the pledge. The pledge will remain binding until Dasheng Zhixing and the shareholders discharge all their obligations under the contractual arrangements. The equity pledge has been registered with the registration authorities of industries and commerce in accordance with PRC law.

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

Exclusive Option Agreements. Under the Exclusive Option Agreements, Dasheng HAWO hereby grants to HAWO Online an irrevocable and exclusive option to purchase from Dasheng HAWO, at HAWO Online’s sole discretion, any or all of the assets and business of Dasheng HAWO, to the extent permitted under PRC law, at the lowest purchase price permitted by PRC law. The Parties shall then enter into a separate assets or business transfer agreement, specifying the terms and conditions of the transfer of the assets. To the extent permitted under applicable PRC laws, Dasheng HAWO shall donate the balance of the purchase price received from HAWO Online, after deducting/ withholding the relevant taxes (if any) pursuant to applicable laws, to HAWO Online or the designee(s) of HAWO Online for free within ten days after Dasheng HAWO receives the purchase price and pays/ withholds the relevant taxes (if any).

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

Equity Interest Pledge Agreements. Under the Equity Interest Pledge Agreements between HAWO Online, Dasheng HAWO and the shareholders of Dasheng HAWO, the shareholders pledged all of their equity interests in Dasheng HAWO to HAWO Online to guarantee Dasheng HAWO's and Dasheng HAWO's Shareholders' performance of their obligations under the contractual arrangements including the Exclusive Business Cooperation Agreement, the Exclusive Option Agreement, and the Powers of Attorney.

If Dasheng HAWO or any of Dasheng HAWO's shareholders breaches its contractual obligations under the contractual arrangements, HAWO Online will be entitled to certain rights and entitlements, including receiving proceeds from the auction or sale of whole or part of the pledged equity interests of Dasheng HAWO in accordance with legal procedures. HAWO Online has the right to receive dividends generated by the pledged equity interests during the term of the pledge. The pledge will remain binding until Dasheng HAWO and the shareholders discharge all their obligations under the contractual arrangements. The equity pledge has been registered with the registration authorities of industries and commerce in accordance with PRC law.

Contractual Agreements with Dasheng Zhiyun

Exclusive Business Cooperation Agreements. Under the Exclusive Business Cooperation Agreement between Dasheng Online and Dasheng Zhiyun, Dasheng Online has the exclusive right to provide technical support, consulting services and other services to Dasheng Zhiyun in relation to the Dasheng Zhiyun's principal business. Dasheng Zhiyun agrees to accept all the consultation and services provided by Dasheng Online. Without Dasheng Online's prior written consent, Dasheng Zhiyun is prohibited from engaging any third party to provide any of the services under this agreement. In addition, Dasheng Online exclusively owns all intellectual property rights arising out of or created during the performance of the agreement. Under this agreement, the service fee shall consist of 100% of the total consolidated profit of Dasheng Zhiyun, after the deduction of any accumulated deficit of Dasheng Zhiyun and its affiliated entities in respect of the preceding financial year(s), operating costs, expenses, taxes and other statutory contributions and reasonable operation profit as determined in accordance with the principle of tax law and tax practice in the PRC. This agreement will remain effective unless Dasheng Online terminates the agreement in writing or a competent governmental authority rejects the renewal applications by either Dasheng Zhiyun or Dasheng Online to renew its respective business license upon expiration. Dasheng Zhiyun is not permitted to terminate this agreement in any event unless required by applicable laws.

Exclusive Option Agreements. Under the Exclusive Option Agreements, Dasheng Zhiyun hereby grants to Dasheng Online an irrevocable and exclusive option to purchase from Dasheng Zhiyun, at Dasheng Online's sole discretion, any or all of the assets and business of Dasheng Zhiyun, to the extent permitted under PRC law, at the lowest purchase price permitted by PRC law. The Parties shall then enter into a separate assets or business transfer agreement, specifying the terms and conditions of the transfer of the assets. To the extent permitted under applicable PRC laws, Dasheng Zhiyun shall donate the balance of the purchase price received from Dasheng Online, after deducting/ withholding the relevant taxes (if any) pursuant to applicable laws, to Dasheng Online or the designee(s) of Dasheng Online for free within ten days after Dasheng Zhiyun receives the purchase price and pays/ withholds the relevant taxes (if any).

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

1    Operations and Reorganization (Continued)

Powers of Attorney. Pursuant to the Powers of Attorney, the shareholders of Dasheng Zhiyun each irrevocably appointed Dasheng Online as the attorney-in-fact to act on their behalf on all matters pertaining to Dasheng Zhiyun and to exercise all of their rights as a shareholder of Dasheng Zhiyun, including but not limited to attend shareholders' meetings, vote on their behalf on all matters of Dasheng Zhiyun requiring shareholders' approval under PRC laws and regulations and the articles of association of Dasheng Zhiyun, designate and appoint legal representative, directors, supervisors, chief executive officer, and other senior management members of Dasheng Zhiyun. Dasheng Online may authorize or assign its rights under this appointment to any other person or entity at its sole discretion without prior notice to the shareholders of Dasheng Zhiyun. Each Power of Attorney will remain in force until the shareholders cease to hold any equity interest in Dasheng Zhiyun.

Equity Interest Pledge Agreements. Under the Equity Interest Pledge Agreements between Dasheng Online, Dasheng Zhiyun and the shareholders of Dasheng Zhiyun, the shareholders pledged all of their equity interests in Dasheng Zhiyun to Dasheng Online to guarantee Dasheng Zhiyun's and Dasheng Zhiyun's Shareholders' performance of their obligations under the contractual arrangements including the Exclusive Business Cooperation Agreement, the Exclusive Option Agreement, and the Powers of Attorney.

If Dasheng Zhiyun or any of Dasheng Zhiyun's shareholders breaches its contractual obligations under the contractual arrangements, Dasheng Online will be entitled to certain rights and entitlements, including receiving proceeds from the auction or sale of whole or part of the pledged equity interests of Dasheng Zhiyun in accordance with legal procedures. Dasheng Online has the right to receive dividends generated by the pledged equity interests during the term of the pledge. The pledge will remain binding until Dasheng Zhiyun and the shareholders discharge all their obligations under the contractual arrangements. The equity pledge has been registered with the registration authorities of industries and commerce in accordance with PRC law.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

1    Operations and Reorganization (Continued)

c    Risks in relation to the VIE structure

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIEs and VIEs’ subsidiaries, which were included in the Group’s consolidated balance sheets, statements of comprehensive income/(loss) and statements of cash flows:

Dasheng Zhixing and its subsidiaries-Zhishi Training and Houdezaiwu Online :

	As of December 31,
	2019	2020
	RMB	RMB
Cash and cash equivalents	214,081	172,511
Time deposits	50,000	692,000
Short-term investments	373,972	434,548
Prepaid expenses and other current assets	211,757	262,699
Inventory	308	1,935
Amounts due from inter-company entities*	2,610,083	825,468
Property and equipment, net	10,645	14,443
Rights of use assets	19,763	67,044
Deferred tax assets	—	9,684
Other assets	11,377	24,091
Total assets	3,501,986	2,504,423
Advances from students-current	2,181,798	2,718,776
Advances from students-non-current	4,783	2,270
Accrued expenses and other current liabilities	77,050	112,453
Taxes payable	1,993	3,474
Lease liability-current and non-current	17,915	64,940
Amounts due to inter-company entities*	2,202,909	207,659
Total liabilities	4,486,448	3,109,572

* All inter-company balances have been eliminated upon consolidation.

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net revenues	1,145,517	1,478,493	2,054,095
Net income/(loss)	(253,493)	(20,893)	367,241

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net cash provided by/(used in) operating activities	(28,969)	372,668	677,263
Net cash used in investing activities	(18,595)	(287,360)	(718,833)
Net increase/(decrease) in cash and cash equivalents	(47,564)	85,308	(41,570)

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

1    Operations and Reorganization (Continued)

Philippines Co I:

	As of December 31,
	2019	2020
	RMB	RMB
Cash and cash equivalents	415	406
Prepaid expenses and other current assets	576	569
Amounts due from inter-company entities*	2,523	2,488
Total assets	3,514	3,463
Accrued expenses and other current liabilities	1,062	1,047
Taxes payable	11,766	11,603
Other non-current liabilities	247	244
Total liabilities	13,075	12,894

* All inter-company balances have been eliminated upon consolidation.

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net revenues	—	—	—
Net loss	(515)	(1,843)	(39)

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net cash used in operating activities	(24)	(7)	—
Effect of exchange rate changes on cash and cash equivalents	3	19	(9)
Net increase/(decrease) in cash and cash equivalents	(21)	12	(9)

Dasheng HAWO:

	As of December 31,
	2019	2020
	RMB	RMB
Cash and cash equivalents	743	1,516
Prepaid expenses and other current assets	4,597	5,037
Amounts due from inter-company entities*	44,672	56
Property and equipment, net	200	104
Rights of use assets	1,947	4,795
Other assets	1	34
Total assets	52,160	11,542
Amounts due to inter-company entities*	59,281	32,300
Accrued expenses and other current liabilities	7,107	7,751
Taxes payable	287	455
Lease liability	1,686	4,575
Total liabilities	68,361	45,081

* All inter-company balances have been eliminated upon consolidation.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

1    Operations and Reorganization (Continued)

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net revenues	—	42,132	36,698
Net loss	(1,215)	(15,176)	(17,621)

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net cash provided by operating activities	17	1,249	772
Net cash provided by / (used in) investing activities	—	(523)	1
Net increase in cash and cash equivalents	17	726	773

Dasheng Zhiyun:

	As of December 31,
	2019	2020
	RMB	RMB
Cash and cash equivalents	827	1,006
Amounts due from inter-company entities*	1,200	2,577
Total assets	2,027	3,583
Amounts due to inter-company entities*	906	1,581
Advances from students—current	10	—
Accrued expenses and other current liabilities	824	1,300
Taxes payable	77	161
Total liabilities	1,817	3,042

* All inter-company balances have been eliminated upon consolidation.

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net revenues	—	1,748	8,434
Net profit	—	210	278

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net cash provided by operating activities	—	827	179
Net increase in cash and cash equivalents	—	827	179

Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs through Dasheng Online, COE HK Co I and HAWO Online, and can have assets transferred freely out of the VIEs without restrictions. Therefore, the Company considers that there is no asset of the VIEs that can only be used to settle obligations of the respective VIEs, except for registered capital of Dasheng Zhixing amounting to RMB1,143 and RMB1,143 as of December 31, 2019 and 2020, respectively. Since the VIEs are incorporated as limited liability companies under the PRC and Philippine Company Law, creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs.

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

In addition, if the Group’s corporate structure or the contractual arrangements with the VIEs were found to be in violation of any existing PRC or Philippine laws and regulations, the PRC or the Philippine regulatory authorities could, within their respective jurisdictions:

●	revoke the Group’s business and operating licenses;

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

1    Operations and Reorganization (Continued)

●	require the Group to discontinue or restrict its operations;
●	restrict the Group’s right to collect revenues;
●	block the Group’s websites;
●	require the Group to restructure the operations, re-apply for the necessary licenses or relocate the Group’s businesses, staff and assets;
●	impose additional conditions or requirements with which the Group may not be able to comply; or
●	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

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

As of December 31, 2019 and 2020, the aggregate accumulated deficit of the Group’s VIEs was approximately RMB1,073,067 and RMB723,209 respectively, which have been included in the Group's accompanying consolidated financial statements.

d    Liquidity and going concern

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Group incurred net losses of RMB416,694, RMB104,420 for the years ended December 31, 2018, 2019 and earned net income of RMB146,962 for the year ended December 31, 2020, respectively. Accumulated deficits were RMB2,198,902 and RMB2,051,940 as of December 31, 2019 and 2020, respectively. The net current liabilities were RMB1,228,049 and RMB1,400,431 as of December 31, 2019 and 2020. The operating cash inflow was RMB 29,781, RMB397,933 and RMB719,243 in the years ended December 31, 2018, 2019 and 2020, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities to fund its operations, attract investors and borrow funds on favorable economic terms.

As of December 31, 2020, the Group's balance of cash and cash equivalents, time deposits (current and non-current) and short-term investments was RMB1,727,691, and the Group had no outstanding borrowing under credit agreements.

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

Based on the above considerations, the Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The management is of the opinion that the Group has sufficient funds for sustainable operation and there is no substantial doubt about the Group’s ability to continue as going concern within one year after the consolidated financial statements are issued.

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

c    Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to, determination of standalone selling prices of performance obligations that have never been separately sold, estimate of prepaid credit breakage, assessment for the impairment of long-lived assets, the valuation allowance of deferred tax assets, and the valuation and recognition of share-based compensation.

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

In the consolidated financial statements, the financial information of the Company and other entities located outside of the PRC has been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the reporting period. Translation adjustments are reported as foreign currency translation adjustments, and are shown as a component of other comprehensive income in the consolidated statements of comprehensive income/(loss).

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in interest expenses and other expense, net.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

2    Significant Accounting Policies (Continued)

e    Convenience Translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income/(loss) and statements of cash flows from RMB into US$ as of and for the year ended December 31, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB6.5250, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Board on December 31, 2020. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2020, or at any other rate.

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

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.
●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.
●	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

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

g    Cash and cash equivalents

The Group considers all highly liquid investments, which are unrestricted as to withdrawal or use, with original maturities of three months or less as cash equivalents. As of December 31, 2019 and 2020, the Group had total balance of RMB18,715 and RMB17,933 respectively, held in accounts managed by WeChat Pay, Alipay, China Merchants Bank Aggregate Paying Platform and 99bill in connection with the collection of tuition fees online, which have been classified as cash and cash equivalents on the consolidated balance sheets.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

2    Significant Accounting Policies (Continued)

h    Time deposits

Time deposits in the current assets represent demand deposits placed with banks with original maturities of more than three months but less than one year. For the time deposits in the non-current assets, the maturities are more than one year. Interest earned is recorded as interest income in the consolidated statements of comprehensive income/(loss) during the periods.

i    Short-term investments

Short-term investments include investments in financial instruments with a variable interest rate indexed to Shanghai Interbank Offered Rate (or “SHIBOR”), the gold price published by the London Bullion Market Association, the exchange rate of euro against dollar, or performance of underlying assets and investments, all of which are with original maturities of less than 12 months.

j    Held-to-maturity security

A held-to-maturity investment is a non-derivative financial asset that has either fixed or determinable payments and a fixed maturity, and for which an entity has both the ability and the intention to hold to maturity. This type of investment is reported at amortized cost and the difference between the maturity value and the cost of the investments is amortized to the income statement and recognized as interest income over the life of the investments. The Group assesses whether an investment is impaired at the individual security level in each reporting period. A held-to-maturity investment is impaired if the fair value of the investment is less than its cost. If an investment is concluded to be impaired, the Group determines whether such impairment is other-than-temporary. Factors the Group consider making such determination include the duration and severity of the impairment, the reason for the decline in value and the potential recovery period and the Group’s intent to sell. If any impairment is considered other-than-temporary, the Group will write down the asset to its fair value and record the corresponding charge as impairment loss in the statement of consolidated comprehensive income/ (loss).

k    Expected credit losses

In 2016, the FASB issued ASC Topic 326, which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses. The Group adopted this ASC Topic 326 and several associated ASUs on January 1, 2020 , and it did not have a material impact in retained earnings (accumulated deficit).

The Group’s other receivables classified as prepaid expenses and other current assets and other non-current assets are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of other receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the life-time expected credit losses. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on the Group’s specific facts and circumstances.

No allowance was made for the receivables for the year ended December 31, 2020.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

2    Significant Accounting Policies (Continued)

l    Long-lived assets

Property and equipment

Property and equipment are stated at cost less accumulated depreciation, amortization and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally from three years for computers and equipment, four years for vehicles and five years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the remaining lease term. Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive income/(loss).

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

The Group as a whole, including acquired 91waijiao.com, is determined to be two reporting units for goodwill impairment testing, the one-on-one offerings and the small class offerings. The Group assessed goodwill for impairment in accordance with ASC 2017-04, "Simplifying the Test for Goodwill impairment", which removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment charge will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. No goodwill impairment was recognizing of goodwill for the year ended 2018, 2019 and 2020.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

2    Significant Accounting Policies (Continued)

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significantly adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for any of the periods presented.

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

The Group adopted ASC 606 "Revenue from Contracts with Customers" on January 1, 2018, using the modified retrospective method. In according with ASC 606, revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those services.

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

The Group allows refund of fees corresponding to any remaining undelivered services when customers withdraw contracts with the Group within a certain period after the purchase. Refunds are recorded as reductions of the advances from students and true up adjustments were made on the recognized revenue of the contracts.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

2    Significant Accounting Policies (Continued)

Prepaid credit packages

Prepaid credit packages for one-on-one lessons typically contain 20 to 720 lesson credits with validity periods from 3 months to 60 months. The students can book lessons within the validity period. Prepaid credit packages for small class lessons typically range from approximately one week to one year. Each week, students will have three lessons in total, each lasting for 45 minutes or 50 minutes, two of which were taught by the foreign teacher and one by the Chinese teacher. The package subscription fees are paid in advance.

Certain prepaid credit packages contain a combination of credits for one-on-one lesson, group lessons and learning materials, or a combination of credits for small class lessons from foreign teachers and Chinese teachers.

Revenue from prepaid credit packages is recognized when the lesson credit is taken, and revenue from learning materials is recognized when learning materials are made available to students. Actual usage is tracked on a contract-by-contract basis. At each reporting date, the Group estimates losses, or forfeiture of prepaid credits. Based on the Group’s analysis of historical customer forfeitures of prepaid credits, the Group has concluded that no losses should be recognized for the year 2019 and 2020.

For prepaid credit packages that contain a combination of lessons, learning materials and textbooks, each lesson and learning materials in each packages are a separate performance obligation, as customers can benefit from each lesson and learning materials on its own, and the Group’s promise to deliver each lesson and learning materials to the customer is separately identifiable from other promises in the contract. Package consideration is allocated to each performance obligation at contract inception based on standalone selling price of each performance obligation. For lessons that have never been sold on a standalone basis, the Group estimates their standalone selling price based on cost plus an expected margin.

Because the validity period of packages is up to 60 months and because of the practice of upfront cash collection, payment by customers could occur significantly before performance. However, the timing of the transfer of related services is at the discretion of the customers. Therefore, the Group does not recognize any financing component in the determination of revenue from the sale of prepaid credit packages.

Learning materials

Beginning in 2019, the Group provides the learning materials to the students. Learning materials typically contain two hundred online audio picture books to the K-12 students or twenty-six recorded lessons to adult students. The students can download, read and watch the learning materials in the applications of the Group. The learning materials, included in the prepaid credit packages, are recognized as revenues when it is available for students to access. The Group estimates the standalone selling price of learning materials by reference to the standalone selling price of same type of learning materials in the market.

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

Revenue Disaggregation

The following table presents the Group’s revenues disaggregated by timing of transfer of services:

	For the year ended,			For the year ended,			For the year ended,
	December 31, 2018			December 31, 2019			December 31, 2020
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	One-on-one	Small class		One-on-one	Small class		One-on-one	Small class
	offerings	offerings	Total	offerings	offerings	Total	offerings	offerings	Total
Revenues from prepaid credit packages	1,013,803	100,748	1,114,551	1,351,405	112,787	1,464,192	1,950,932	97,082	2,048,014
—credits for lessons	1,013,803	100,748	1,114,551	1,247,401	112,787	1,360,188	1,766,183	95,282	1,861,465
—credits for learning materials	—	—	—	101,248	—	101,248	164,494	1,800	166,294
— physical textbook and learning machine	—	—	—	2,756	—	2,756	20,255	—	20,255
Revenues from prepaid membership packages	30,966	—	30,966	14,301	—	14,301	6,081	—	6,081
Total revenues	1,044,769	100,748	1,145,517	1,365,706	112,787	1,478,493	1,957,013	97,082	2,054,095

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

As of December 31, 2020, the balance of capitalized costs of obtaining contracts with customers was RMB199,873. For the year ended December 31, 2018, 2019 and 2020, the Group recognized amortization of RMB86,394, RMB142,772 and RMB182,134 respectively as “Sales and marketing expenses” in its consolidated statements of comprehensive income/(loss). No impairment of contract cost assets was recognized for the years ended December 31, 2018, 2019 and 2020.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

2    Significant Accounting Policies (Continued)

Contract liability

Contract liability is related to the payments received by the Group in advance from customers representing the Group’s obligations to perform services or transfer learning materials to customers. The Group generally receives contract payments in advance and records the consideration as advances from students. Given that the Group permits refund of fees corresponding to remaining undelivered services when customers withdraw contracts with the Group within certain period after the purchase, contract liability does not include the amounts that may be refunded in the future if customers withdraw for any remaining undelivered lessons. Refund liability is estimated based on the historical refund data and the length of remaining period customers are eligible for refund for each contract at the end of each reporting period.

	As of
	December 31, 2018	December 31, 2019	December 31, 2020
	RMB	RMB	RMB
Contract liability	1,559,875	2,029,872	2,529,915
Future output VAT associated with contract liability	93,593	121,887	151,795
Refund liability	22,653	24,255	35,407
Deposits from students	8,670	10,577	3,929
Advances from students	1,684,791	2,186,591	2,721,046

The additions to the contract liability balance were primarily due to cash collections received in advance of gaining performance obligations, while the reductions to the contract liability balance were primarily due to the recognition of revenues upon fulfillment of performance obligations, as well as refund of fees corresponding to any remaining undelivered services when customers withdraw contracts with the Group within certain period after the purchase, all of which were in the ordinary course of business. RMB1,165,093 of revenues recognized in year ended December 31, 2020 was included in the contract liability balance as of January 1, 2020. No revenue was recognized in the year ended December 31, 2020 from performance obligations satisfied (or partially satisfied) in previous periods.

As of December 31, 2020, the aggregate amount of transaction price allocated to unsatisfied performance obligations is RMB2,529,915. These revenues will be recognized is at the discretion of customers. The Group expects to recognize substantially all of this balance as revenue over the next 12 to 18 months, and the remainder thereafter.

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

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

2    Significant Accounting Policies (Continued)

p    Sales and marketing expenses

Sales and marketing expenses consist primarily of marketing and promotional expenses, salaries and benefits expenses related to the Group’s sales and marketing personnel and office rental, depreciation and other expenses related to the Group’s sales and marketing team. Starting from January 1, 2018, the Group capitalizes incremental cost to obtain contracts with customers, including sales commissions to sales personnel and distribution agents, as well as certain cash incentive for customer. Amortization of related contract cost assets is recognized as sales and marketing expenses. Advertising expenses consist primarily of costs for the promotion of corporate image and product marketing. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended December 31, 2018, 2019 and 2020, the advertising expenses were RMB285,005, RMB281,076 and RMB372,291, respectively.

q    Operating leases

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

Rental expenses incurred were RMB35,060, RMB42,468 and RMB46,948 for the years ended December 31, 2018, 2019 and 2020, respectively.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

2    Significant Accounting Policies (Continued)

r    Share-based compensation

The Group accounts for share-based awards granted to employees in accordance with ASC 718. In accordance with the guidance, the Group determines whether a share-based award should be classified and accounted for as a liability award or equity award. For options granted to employees, the related share-based compensation expense is recognized in the financial statements based on their grant date fair values, which are calculated using the binomial option pricing model. The binomial option pricing model requires a number of complex assumptions. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. Share-based compensation expense is recorded net of estimated forfeitures, such that expenses are recorded only for those share-based awards that are expected to ultimately vest. In April 2018, FASB issued ASU 2018-07, which amended ASC 718 to apply to most aspects of awards issued to nonemployees. ASU 2018-07 is effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. The Group adopted ASU 2018-07 for share-based awards to non-employees in December 31, 2019 when the awards are within the scope of ASC 718.

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

Share-based compensation expenses were allocated to operating expenses as follows:

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Sales and marketing expenses	(5,676)	(2,951)	(8,835)	(1,354)
Product development expenses	(7,396)	(3,472)	(4,477)	(686)
General and administrative expenses	(14,814)	(10,309)	(13,422)	(2,057)
Total	(27,886)	(16,732)	(26,734)	(4,097)

s    Employee benefits

PRC Contribution Plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiary and consolidated VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefit expenses, which were expensed as incurred, were approximately RMB54,732, RMB68,088 and RMB57,216 for the years ended December 31, 2018, 2019, and 2020, respectively.

As part of Chinese government's effort to ease the burden of businesses affected by the coronavirus (COVID-19) outbreak, the Ministry of Human Resources and Social Security, the Ministry of Finance and the State Taxation Administration temporarily reduced and exempted employer obligation on social security contributions from February 2020 till the end of 2020. The impact of coronavirus policies on cost of revenues was RMB1,250, sales and marketing expenses was RMB21,127, product development expenses was RMB5,976 and general and administrative expenses was RMB4,773 for the year ended December 31, 2020.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

2    Significant Accounting Policies (Continued)

Philippine Contribution Plan and Employee Benefit Plan

The Company’s subsidiary and VIE in the Philippines participate in government mandated, multiemployer, defined contribution plans, including Social Security System (''SSS Benefits''), Home Development Mutual Fund (''Pag-IBIG Fund'') and Philippine Health Insurance Corporation (‘‘Phil-Health’’). Pursuance to these plans certain retirement, medical and housing benefits are provided to full-time employees. Obligations for contributions to these defined contribution plans are recognized as expenses in the consolidated statements of comprehensive income/(loss) as incurred. The total amounts for such employee benefits were RMB3,107, RMB3,281 and RMB3,650 for the years ended December 31, 2018, 2019 and 2020, respectively.

In addition, the Company’s subsidiaries and VIE in the Philippines also participate in a defined benefits plan, which was unfunded as of December 31, 2020. The liability recognized in the consolidated balance sheets in respect of defined benefit plan is the present value of the defined benefit obligation at the end of the reporting period. Changes in the present value of the defined benefit obligation are included in operating expenses in the consolidated statements of comprehensive income/(loss). The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The total liabilities for such employee benefits were RMB1,595 and RMB2,508 as of December 31, 2019 and 2020, respectively.

t    Other Income

As part of Chinese government's effort to ease the burden of businesses affected by the coronavirus (COVID-19) outbreak, the State Taxation Administration exempted a wide range of consumer services from value added tax (VAT) from January 2020. The income obtained by taxpayers from providing essential services shall be exempt from VAT. The favorable impact of coronavirus relief policies was RMB32,342 for the year ended December 31, 2020.

On September 30, 2019, Ministry of Finance and the State Taxation Administration announced that from October 1, 2019 to December 31, 2021, the taxpayers engaging in the provision of essential services are allowed to deduct an extra 15% of the deductible input tax for the current period from the payable tax. The impact of the policy of additional value-added tax credit for the income generated by the essential services provided by enterprises were nil and RMB11,072 for the years ended December 31, 2019 and 2020.

u    Taxation

Income taxes

Current income taxes are provided on the basis of income/ (loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statement of comprehensive income/(loss) in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

2    Significant Accounting Policies (Continued)

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statement of comprehensive income/(loss). The Group did not have any significant unrecognized benefits relating to uncertain tax positions as of and for the years ended December 31, 2018, 2019 and 2020.

v    Related parties

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

w    Income/(loss) per share

Income/(loss) per share is computed in accordance with ASC 260, Earnings per Share. The two-class method is used for computing earnings per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed.

Basic net income/(loss) per share is computed using the weighted average number of ordinary shares outstanding during the period. Options and unvested restricted share units are not considered outstanding in computation of basic earnings per share. Diluted net income/(loss) per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under treasury stock method. Potential ordinary shares include options to purchase ordinary shares and unvested restricted share units, unless they were anti-dilutive. The computation of diluted net income/(loss) per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in income/(loss) per share amounts) on net income/(loss) per share.

x    Comprehensive income / (loss)

Comprehensive income/ (loss) is defined to include all changes in equity/ (deficit) of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Other comprehensive income/(loss), as presented on the accompanying consolidated statements of comprehensive income/(loss), consists of accumulated foreign currency translation adjustments.

y    Treasury stock

In 2019, the Company repurchased an aggregate of 120,448 ADSs for US$852.4 in the open market under this program, at an average price of US$7.08 per ADS. In 2020, the Company repurchased an aggregate of 100 ADSs for US$1.0 in the open market under this program, at an average price of US$9.50 per ADS. As of the July 31, 2020, all repurchased shares were used as share-based awards granted to employees, the Group wrote off the treasury stock and accounted for additional paid-in capital.

The repurchased shares were accounted for under the cost method and presented as "treasury stock" in equity on the Group's consolidated balance sheets.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

2    Significant Accounting Policies (Continued)

z    Segment reporting

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

aa    Statutory reserves

In accordance with China’s Company Laws, the Company’s consolidated VIEs in PRC must make appropriations from their after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (''PRC GAAP'')) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

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

ab    Recently issued accounting pronouncements

In December 2019, the FASB issued a new accounting standard update to simplify the accounting for income taxes. The new guidance removes certain exceptions for recognizing deferred taxes for investments, performing intra-period allocation and calculating income taxes in interim periods. It also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. This guidance will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021. The Group is currently evaluating the impact of the new guidance on its consolidated financial statements and related disclosures.

ac    Government subsidy

VAT collected from customers is excluded from reported revenue. As part of Chinese government’s effort to ease the burden of businesses affected by the coronavirus (COVID-19) outbreak, the Ministry of Finance and the Chinese State Taxation Administration (“STA”) jointly announced on February 6, 2020 that paying output VAT related to specific consumer services could be waived, effective from January 2020. Companies with eligible revenues can voluntarily elect to take advantage of this policy, which has been announced as temporary in nature (although an end date has not yet been communicated by the STA). In connection with this election, the allowable offset of input VAT is suspended, reducing the benefit to the Group to the net amount that it would ordinarily remit to the authorities.

The Group did not adjust prices charged to end customers. Although the amounts paid by customers since January 2020 included amounts that have historically related to VAT, the Group has determined these collections from customers should continue to be excluded from revenue. The Group’s interpretation of the policy is that it is a temporary waiver of amounts due to the government, for the express purpose of mitigating the economic impact of the pandemic, and not an increase in the selling price of the Group’s services.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

2    Significant Accounting Policies (Continued)

The amounts collected from customers and excluded from revenue for the year of 2020 were RMB108,725, offset by input VAT of RMB76,383. The net amount of RMB32,342 was recognized as a government subsidy in other income in the consolidated statements of comprehensive income.

As part of Chinese government’s effort to ease the burden of businesses affected by the coronavirus (COVID-19), the Ministry of Human Resources and Social Security, the Ministry of Finance and the State Taxation Administration temporarily reduced and exempted employer obligation on social security contributions from February 2020. The impact of coronavirus policies on employee benefit expenses was RMB33,126 for the year ended December 31, 2020, reducing the personnel expenses in the cost of revenue, sales and marketing expenses, product development expenses and general and administrative expenses.

On the September 30, 2019, Ministry of Finance and the State Taxation Administration announced that from October 1, 2019 to December 31, 2021, a taxpayer engaging in the provision of essential services is allowed to credit the amount of input tax deductible in the current period plus 15% thereof against the amount of taxes payable. The impact of the policy of additional value-added tax credit for the income generated by the essential services provided by enterprises was RMBnil and RMB11,072 for the years ended December 31, 2019 and 2020 respectively. And it has been recognized as other income of the operating income in the consolidated statements of comprehensive income/(loss).

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

As of December 31, 2019 and 2020, the Group had RMB51,077 and RMB76,941 in cash and cash equivalents with a large bank in Hong Kong, respectively. Hong Kong has an official Deposit Protection Scheme (DPS), similar to the Federal Deposit Insurance Corporation (FDIC) in the United States. Deposits in the licensed banks are protected by DPS, up to a limit of HKD500,000. In addition, the Group believes that the risk of failure of the Hong Kong bank is remote.

As of December 31, 2019 and 2020, the Group had RMB205,854 and RMB165,936 in cash and cash equivalents, RMB213,509 and RMB846,408 time deposits with large domestic banks in China, respectively. In May 2015, a new Deposit Insurance System (DIS) managed by the People’s Bank of China (''PBOC'') was implemented by the Chinese government. Deposits in the licensed banks are protected by DIS, up to a limit of RMB500,000. In addition, the Group believes that the risk of failure of the banks in China is remote.

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

There were no customers whose revenues individually represent greater than 10% of the total revenues of the Group for the years ended December 31, 2018, 2019 and 2020.

Also there were no distribution channels that individually represent greater than 10% of the total revenues of the Group for the years ended December 31, 2018, 2019 and 2020.

c    Concentration of foreign currency risks

For the years ended December 31, 2019 and 2020, the majority of the Group’s revenues derived were in RMB. As of December 31, 2019 and 2020, the Group’s cash and cash equivalents, time deposits and short-term investments balances denominated in RMB were RMB693,328 and RMB1,352,909, accounting for 65.8% and 78.3% of the Group’s total cash and cash equivalents, time deposits and short-term investments balance. As of December 31, 2019 and 2020, the Group’s liabilities balances denominated in RMB were RMB2,361,355 and RMB3,003,951, accounting for 96.4% and 97.6% of its total liabilities balance, respectively.

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

All of the Group’s revenues are denominated in Renminbi, and a significant portion of the costs are incurred in U.S. dollars and Philippine Pesos, including service fee payments to nearly all of the teachers. The Philippines continues to experience inflation, currency declines and shortages of foreign exchange. The value of RMB against the U.S. dollar may fluctuate significantly and unpredictably. The fluctuations of the RMB against the US$ was approximately 5.7% appreciation, 1.4% appreciation and 6.5% depreciation in 2018, 2019 and 2020, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future. The Group is exposed to the risk of cost increases due to inflation in the Philippines and the depreciation of Renminbi. As the Group currently engages a third-party vendor to handle the payment of the service fees of the independently contracted teachers in the Philippines and in North America, and the Group settles the balance with them in Hong Kong dollars, the Group is also exposed to the risk of an increase in the value of the Hong Kong dollar relative to Renminbi. The Group does not currently engage in any transactions as a hedge against risk of loss due to foreign currency fluctuations.

4    Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Costs to obtain contracts with customers	168,571	199,873
Prepaid taxes	13,860	25,600
Prepaid advertising expenses	18,014	19,977
Prepaid rental and other deposits	13,601	14,514
Interest receivables	2,430	10,231
Prepaid fees to third-party payment channels	8,250	8,980
Prepaid professional service fees	3,704	3,738
Advances to employees	1,658	1,723
Prepaid Directors & Officers insurance	782	852
Student tuition payments in transit	1,291	603
Prepaid PayPal to pay teacher salary costs	4,077	561
Prepaid student acquisition fees	2,093	29
Others	11,884	15,376
Total	250,215	302,057

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

5    Property and equipment, net

Property and equipment consist of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Computers and equipment	63,663	70,923
Leasehold improvement	45,498	50,363
Furniture and fixtures	10,963	11,753
Vehicle	228	228
Total	120,352	133,267
Less: Accumulated depreciation	(100,016)	(112,092)
Property and equipment, net	20,336	21,175

For the years ended December 31, 2018, 2019 and 2020, depreciation expenses amounted to RMB29,288, RMB22,698 and RMB15,127, respectively.

6    Intangible assets, net

The following table summarizes the Group’s intangible assets, net:

	As of December 31,
	2019	2020
	RMB	RMB
Trademark	2,366	2,900
Computer software	12,958	24,956
Copyright for teaching materials	6,992	7,946
Total	22,316	35,802
Less: Accumulated amortization	(12,398)	(15,500)
Intangible assets, net	9,918	20,302

For the years ended December 31, 2018, 2019 and 2020, amortization expenses amounted to RMB3,682, RMB3,927 and RMB3,817 respectively.

As of December 31, 2020, amortization expense of intangible assets for future years is expected to be as follows:

Amortization
Expense
RMB
2021	6,822
2022	5,681
2023	4,874
2024	782
2025 and thereafter	2,143
20,302

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

7   Operating Leases

Leases are classified as operating leases or finance leases in accordance with ASC842. The Group has operating leases for office space that the Group utilizes under lease arrangements. For leases with terms greater than 12 months, the Group records the related assets and lease liability at the present value of lease payments over the terms. Certain leases include rental escalation clauses, renewal options and/or termination options, which are factored into the Group’s determination of lease payments when appropriate. As of the December 31, 2019 and 2020, the Group has no significant finance lease.

The components of lease expense for the years ended December 31, 2019 and 2020 were as follows:

	As of December 31,	As of December 31,
	2019	2020
	RMB	RMB
Operating lease cost	40,926	46,092
Lease cost for leases with terms less than one year	1,542	856
Total lease cost	42,468	46,948

For the year ended December 31, 2019 and 2020, there is no variable lease cost and sublease income recognized in the financial statements of the Group.

Maturities of lease liabilities were as follows:

As of December 31,
2020
RMB
2021	43,885
2022	30,278
2023	16,970
2024	8,040
2025 and thereafter	4,111
Total undiscounted lease payments	103,284
Less: imputed interest	(6,741)
Total lease liabilities	96,543

The following table provides a summary of the Group’s lease terms and discount rates for the years ended December 31, 2019 and 2020:

	As of December 31,	As of December 31,
	2019	2020
Weighted average remaining lease term(years)	2.40	2.77

Weighted average discount rate(percentage)	5.04%	4.88%

Supplemental information related to the Group’s operating leases for the year ended December 31, 2019 and 2020 are as follows:

	For the year ended December 31,	For the year ended December 31,
	2019	2020
Cash paid for operating leases	40,840	43,190
Right of use assets obtained in exchange for operating lease liabilities	38,407	81,663

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

8   Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Salaries, welfare and outsourcing fee payable	94,939	117,505
Accrued advertising and other expenses	36,464	68,719
Accrued professional service fees	9,847	12,566
Security deposits from agents	3,546	9,408
Advance from agents	3,366	7,041
Accrued rental and property management fees	802	2,197
Accrued intangible assets	1,150	8,866
Accrued staff reimbursements	13,315	7,049
Others	3,526	3,750
Total	166,955	237,101

9   Short-term loan

The Group entered into a 24-month uncollateralized, non-revolving loan facility agreement with a bank in March 2018, and related amendment agreement in August 2018 (together the “2018 Facility Agreement”). Pursuant to the 2018 Facility Agreement, the Group can borrow up to US$13,000 at a floating interest rate of 3 months London Interbank Offered Rate (LIBOR) +4.36% (total rates of 6.37% as of December 31, 2019). The Group is subject to certain financial covenants under the 2018 Facility Agreement, including a maximum quarterly student refund rate, and a minimum quarterly gross billing amount. During the contract period, the Group was always in compliance with these covenants.

The Group drew down US$13,000 during 2018, and repaid US$2,958, US$7,666 and US$2,376 of loan principal for the year ended December 31, 2018, December 31, 2019 and December 31, 2020, respectively. Interest expense for the year ended December 31, 2018, 2019 and 2020 was RMB1,944, RMB3,110 and RMB90, respectively. The loan balance outstanding as of December 31, 2019 was due in March 2020 and the Group paid the total amount of the loan in January 2020.

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

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

10   Taxation (Continued)

Hong Kong

Commencing from the year of assessment 2019/2020, the first HK$2 million of profits earned by the Group’s subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. Payments of dividends by the subsidiary to the Company are not subject to withholding tax in Hong Kong.

Philippines

Entities incorporated in the Philippines are subject to enterprise income tax in the Philippines at a rate of 30%. As of December 31, 2019 and 2020, the Company’s subsidiaries and VIE in the Philippines had an accumulated profit. The deferred tax assets for the Philippine subsidiaries and VIE as at December 31, 2019 and 2020 are mainly from accrued expenses and other current liabilities, for which no valuation allowance has been provided, as management believes it is more likely than not that these assets will be realized in the future. Payments of dividends by Philippines Co I, Philippines Co II and Philippines Co III are subject to withholding tax in the Philippines at the rate of 30%. As of December 31, 2018, 2019 and 2020, the Group did not record any withholding tax on the retained earnings of its subsidiaries and consolidated VIE in the Philippines, as the impact was immaterial as of December 31, 2018, 2019 and 2020. Philippines Co II has been registered with the Philippine Economic Zone Authority, or PEZA , as an Eco zone IT Enterprise since December 19, 2014. As such, it is entitled to an income tax holiday, or 100% exemption from corporate income tax, for four years from its PEZA registration, the tax and duty free importation of raw materials, capital equipment, machineries and spare parts, VAT zero-rating for local purchases of goods and services, and exemption from payment of local government imposts, fees, licenses, and taxes, and exemption from expanded withholding tax under Philippines tax law. The income tax holiday was extended to March, 2020. Philippine Co II has submitted certain document to extend another three years of the income tax holiday status, and they are still under evaluation of tax authority as of the financial statements issuance date.

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

PRC

Effective January 1, 2008, the Enterprise Income Tax Law (the “EIT Law”) in China unifies the enterprise income tax rate for the entities incorporated in China at 25% and grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”) and Software Enterprises. Under these preferential tax treatments, HNTEs are entitled to an income tax rate of 15%. In December 2016, Dasheng Online obtained the HNTEs certification and renewed the certification in December 2019. Dasheng Online was subject to preferential tax rate of 15% for the years ended December 31, 2018, 2019 and 2020. The Company’s consolidated VIEs operated in PRC were subject to tax statutory rate of 25% for the years ended December 31, 2018, 2019 and 2020.

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

PRC Withholding Tax on Dividends

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign-invested entity (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous EIT Law. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation (“SAT”) further promulgated Notice 9 on February 3, 2018, which provides that a “beneficial owner” refers to a person who has ownership and disposal rights to the income or any rights and assets arising from such income, and the tax authority is discretionary to determine whether an enterprise is determined as a “beneficial owner.”

Dasheng Zhixing, Dasheng HAWO, Dasheng Zhiyun and their subsidiaries are controlled by the Company through various contractual agreements. To the extent that Dasheng Zhixing, Dasheng HAWO, Dasheng Zhiyun and their subsidiaries have undistributed earnings; the Company will accrue appropriate expected tax associated with repatriation of such undistributed earnings.

As of December 31, 2018, 2019 and 2020, the Company did not record any withholding tax on the retained earnings of its subsidiary and consolidated VIEs in the PRC as they were still in accumulated deficit position.

	For the year ended December 31,
	2018			2019			2020
	Overseas	PRC		Overseas	PRC		Overseas	PRC
	entities	entities	Total	entities	entities	Total	entities	entities	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Income/(loss) before income tax expenses	13,490	(426,304)	(412,814)	61,124	(160,476)	(99,352)	25,645	117,216	142,861
Current income tax expenses	3,807	—	3,807	5,221	—	5,221	5,802	28	5,830
Deferred income tax expenses/(benefits)	176	(103)	73	(132)	(21)	(153)	(247)	(9,684)	(9,931)
Income tax expenses/(benefits)	3,983	(103)	3,880	5,089	(21)	5,068	5,555	(9,656)	(4,101)

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

10   Taxation (Continued)

The combined effects of the income tax exemption and reduction available to the Group are as follows (in thousands, except per share data):

	Year Ended December 31,
	2018	2019	2020
Tax holiday effect	1,385	622	(13,163)
Basic and diluted loss per share effect	0.00	0.00	(0.04)

Reconciliation of the differences between statutory tax rate and the effective tax rate for China operations

Reconciliation of the differences between the PRC statutory tax rate of 25% and the Group's effective tax rate is as follows:

	As of December 31,
	2018	2019	2020
PRC statutory tax rate	25.00%	25.00%	25.00%
Effect on tax rates in different tax jurisdiction	(0.78)%	0.08%	(0.44)%
Effect on tax holiday	0.34%	0.99%	9.21%
Changes in valuation allowance	(8.14)%	(16.91)%	(38.91)%
Permanent book-tax differences—non-deductible expenses	(17.36)%	(14.26)%	2.27%
Effective tax rate	(0.94)%	(5.10)%	(2.87)%

c.    Deferred Tax Assets and Liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. Significant components of the Group’s deferred tax assets are as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Deferred tax assets
Tax loss carryforwards	241,136	175,198
Accruals and other liabilities	3,458	6,414
Advertising expenses carryforwards	73,182	83,290
Share based compensation	—	2,856
Intra-company intangible assets transfer	—	11,946
Defined benefits liabilities	337	584
Total deferred tax assets	318,113	280,288
Less: Deferred tax liabilities - deffered sales commissions	(42,143)	(49,968)
Less: Valuation allowance	(275,633)	(220,052)
Total deferred tax assets, net	337	10,268

RMBnil, RMB6,813, RMB220,631, RMB44,279 and RMB89,803 of the tax loss carryforwards will expire in the years ended December 31, 2021, 2022, 2023, 2024 and 2025, respectively.

Based on available evidence, both positive and negative, the Group believes it is more-likely-than-not that the deferred tax assets for Beijing Zhixing, one of the Group’s VIE, will be partially realizable. Beijing Zhixing has maintained a gain position since 2019Q3, and the Group’s forecast for the future represents an increasing trend. The Group believes the VIE’s valuation allowance would be reversed partially considering historical taxable income, projected future taxable income, and the expected timing of the reversals of existing taxable temporary differences.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

10   Taxation (Continued)

The Group’s judgment regarding future profitability may change due to many factors, including future market conditions and the ability to successfully execute our business plans and/or tax planning strategies. Should there be a change in the ability to recover deferred tax assets, the Group’s income tax provision would increase or decrease in the period in which the assessment is changed.

Movement of Valuation Allowance

The following table shows the movement of valuation allowance for the periods presented:

	For the year ended December 31,
	2019	2020
	RMB	RMB
Balance at beginning of the year	(258,835)	(275,633)
Provision	(25,727)	(50,258)
Current period reversal	8,929	105,839
Balance at end of the year	(275,633)	(220,052)

11   Ordinary shares

Immediately prior to the completion of the IPO, the Company adopted a dual class share structure. All of the outstanding ordinary shares prior to the completion of the IPO were automatically redesignated or converted into Class B ordinary shares on a one-for-one basis, and all ordinary shares issued in or after the completion of the IPO are Class A ordinary shares. All share-based awards, regardless of grant dates, will entitle holders to the equivalent number of Class A shares once the vesting and exercising conditions on such share-based compensation awards are met. Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of the Company's shareholders, except as may otherwise be required by law. Each holder of class A ordinary shares is intitled to one vote per share and each holder of class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote.

On June 4, 2020, the Company completed its follow-on offering on the New York Stock Exchange. The Company sold 4,907,100 Class A ordinary shares at US$1.27 per share, including the exercise of the over-allotment option. The total gross capital raise was approximately RMB44,004 (US$6,216).

As of December 31, 2019 and 2020, 1,500,000,000 ordinary shares have been authorized, including (i) 1,000,000,000 Class A ordinary shares of a par value of US$0.0001 each, (ii) 350,000,000 Class B ordinary shares of a par value of US$0.0001 each and (iii) 150,000,000 shares of a par value of US$0.0001 each of such class or classes however designated by the Board of Directors.

As of December 31, 2019, 313,857,894 ordinary shares have been issued, of which 90,744,233 were Class A ordinary shares and 223,113,661 were Class B ordinary shares. 312,051,174 ordinary shares are outstanding, of which 88,937,513 were Class A ordinary shares and 223,113,661 were Class B ordinary shares.

As of December 31, 2020, 325,733,064 ordinary shares have been issued, of which 196,045,898 were Class A ordinary shares and 129,687,166 were Class B ordinary shares. 323,640,564 ordinary shares are outstanding, of which 193,953,398 were Class A ordinary shares and 129,687,166 were Class B ordinary shares.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

12    Share-based Compensation

The Company adopted 2013 Employee Stock Option Plan (the “2013 Plan”), 2014 Employee Stock Option Plan (the “2014 Plan”, collectively the “Pre-IPO Plans”). In May 2016, the Company adopted the 2016 Share Incentive Plan (“2016 Plan”). The Pre-IPO Plans and 2016 Plan allow the plan administrator to grant stock options, share appreciation rights, dividend equivalent right, restricted share units and restricted shares to employees, directors and consultants of the Company and its affiliates, up to a maximum of 36,229,922 and 4,600,000 Class A ordinary shares, respectively, plus an annual increase of 1.5% of the total outstanding share capital as of December 31 of the immediately preceding calendar year on the first day of each fiscal year, beginning in 2017, or such lesser number of Class A ordinary shares as determined by the board of directors of the Company. If an award under the Pre-IPO Plans terminates, expires or lapses, or is cancelled for any reason, ordinary shares subject to the award become available for the grant of a new award under the 2016 Plan. As of December 31, 2020, after consideration of adjustments for the annual increase and other changes, a total of 14,978,899 Class A ordinary shares are available under the plans.

Under the 2013 Plan and 2014 Plan, the Company granted options to employees. All options granted have a contractual term of ten years, and most of options vest over a three-year or four-year requisite service period, depending on the terms of each award agreement. And granted options generally follow one of the three vesting schedules (“Schedule A”, “Schedule B”, “Schedule C”) below:

●	Schedule A: one half (½) of which vest upon the second anniversary of the date of vesting commencement date and 25% of the options vest at the third and fourth anniversary respectively;
●	Schedule B: 25% of the options vest at each of the four anniversaries;
●	Schedule C: 33% of the options vest at each of the three anniversaries;

The Company granted restricted share units (“RSUs”) under the 2016 Plan. Most of RSUs vest over a period of two-year or four-year requisite service period. And granted RSUs generally follow one of the four vesting schedules (“Schedule D”, “Schedule E”, “Schedule F”, “Schedule G”) below:

●	Schedule D: one half (½) of which vest upon the second anniversary of the date of vesting commencement date and 25% of the options vest at the third and fourth anniversary respectively
●	Schedule E: 6.25% of the RSUs vest at each of the sixteen quarters after vesting commencement date;
●	Schedule F: 25% of the RSUs vest at each of the four anniversaries;
●	Schedule G: 50% of the RSUs vest at each of the two anniversaries;

For the years ended December 31, 2018, 2019 and 2020, total share-based compensation expenses recognized were RMB27,886, RMB16,732 and RMB26,734, respectively. As of December 31, 2020, the unrecognized compensation cost was RMB48,416. These amounts are expected to be recognized over a weighted average period of 2.24 years.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

12    Share-based Compensation (Continued)

Stock options

The Group uses the Binomial option pricing model to estimate the fair value of stock options. The assumptions used to value the Company’s option grants were as follows:

For the year ended December 31,
	2018	2019	2020
Stock options:
Contractual term (in years)	10.00-10.00	9.92-10.00	10.00-10.00
Expected volatility	48.0%-49.2%	48.1%-51.0%	51.0%-58.0%
Exercise multiple	2.2-2.8	2.2-2.8	2.2-2.8
Expected dividend yield	—	—	—
Risk-free interest rate (per annum)	2.7%-2.9%	1.68%-2.69%	0.66%-1.92%
Expected forfeiture rate (post-vesting)	—	—	—

The Group estimated the risk-free rate based on the yield to maturity of U.S. treasury bonds denominated in USD at the option valuation date. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of empirical studies on the actual exercise behavior of employees. The expected volatility at the date of grant date and each option valuation date was estimated based on the historical stock prices of comparable companies. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future.

The following table sets forth the summary of option activities under the Company's 2013 Plan and 2014 Plan:

			Weighted
		Weighted	Average
		Average	Remaining			Weighted Average
	Options	Exercise	Contractual	Aggregate Intrinsic		Grant Date Fair
	Outstanding	Price	Life	Value		Value
		US$	(In years)	US$	RMB	US$	RMB
December 31, 2018	27,856,130	0.2124	6.84	7,491	51,507	0.5285	3.6335
Granted	3,272,000	0.2513	—	—	—	0.3293	2.2925
Exercised	(5,001,660)	0.1244	—	—	—	0.4723	3.2877
Expired	—	—	—	—	—	—	—
Forfeited or cancelled	(2,771,965)	0.3574	—	—	—	0.6901	4.8045
December 31, 2019	23,354,505	0.2194	6.14	10,165	70,769	0.4934	3.4351
Granted	2,149,975	0.6756	—	—	—	1.0778	7.0326
Exercised	(5,103,015)	0.2887	—	—	—	0.6098	3.9786
Expired	—	—	—	—	—	—	—
Forfeited or cancelled	(1,051,660)	0.5973	—	—	—	0.5776	3.7688
December 31, 2020	19,349,805	0.2313	5.40	30,495	198,983	0.5231	3.4132
Vested and expected to vest as of December 31, 2020	18,938,475	0.2273	5.19	29,924	195,254	0.5341	3.4850
Exercisable as of December 31, 2020	14,374,220	0.1477	4.12	23,856	155,662	0.4997	3.2604

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

12    Share-based Compensation (Continued)

RSUs

The following table sets forth the summary of the restricted share units’ activities in 2019 and 2020:

	Number of	Weighted Average
	RSUs	Grant Date Fair Value
		US$	RMB
December 31, 2018	8,051,639	0.79	5.44
Granted	4,245,970	0.51	3.55
Vested	(2,938,710)	0.76	5.29
Forfeited	(1,121,259)	0.70	4.87
December 31, 2019	8,237,640	0.66	4.59
Granted	3,110,895	1.17	7.63
Vested	(3,673,275)	0.70	4.59
Forfeited	(245,236)	0.55	3.58
December 31, 2020	7,430,024	0.86	5.59

13   Net income/(loss) per share

Basic net income/(loss) per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted earnings per share (‘‘EPS’’) is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the treasury stock method. For the years ended December 31, 2018 and 2019, stock options to purchase ordinary shares and restricted share units that were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company were 26,635,519, 27,421,502 on a weighted average basis, respectively. For the years ended December 31, 2020, as the Company is in a net profit position, stock options to purchase ordinary shares and restricted share units, unless they were anti-diluted, were included in the calculation of diluted net income per share of the Company. For the years ended December 31, 2020, stock options to purchase ordinary shares and restricted share units that were anti-dilutive and excluded from the calculation of diluted net income per share of the Company were 134,722 on a weighted average basis.

The following table sets forth the computation of basic and diluted net loss per share for the periods indicate:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Numerator:
Net income/(loss)	(416,694)	(104,420)	146,962
Denominator:
Weighted average ordinary shares outstanding
—basic	304,542,400	308,364,918	319,553,690
—diluted	304,542,400	308,364,918	341,503,118
Basic net income/(loss) per share attributable to ordinary shareholders	(1.37)	(0.34)	0.46
Diluted net income/(loss) per share attributable to ordinary shareholders	(1.37)	(0.34)	0.43
Basic net income/(loss) per ADS attributable to ordinary shareholders	(20.55)	(5.08)	6.90
Diluted net income/(loss) per ADS attributable to ordinary shareholders	(20.55)	(5.08)	6.46

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

14   Fair value measurement

Assets measured at fair value on a recurring basis

The following table sets forth financial instruments, measured at fair value on a recurring basis, by level within the fair value hierarchy, as of December 31, 2020:

	Fair value measurements at reporting date using
		Quoted Prices
		in Active	Significant
		Markets	Other	Significant
	As of	for Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
Items	2020	(Level 1)	(Level 2)	(Level 3)
Short-term investments	509,636	—	509,636	—

The following table sets forth financial instruments, measured at fair value by level within the fair value hierarchy, as of December 31, 2019:

	Fair value measurements at reporting date using
		Quoted Prices
		in Active	Significant
		Markets	Other	Significant
	As of	for Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
Items	2019	(Level 1)	(Level 2)	(Level 3)
Short-term investments	452,936	—	452,936	—

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

Financial instruments that are not measured at fair value, but fair value disclosure is required

Financial assets and liabilities not measured at fair value, but fair value disclosure is required mainly include cash equivalent, time deposits and short-term loan.

Cash equivalents’ fair values approximate their carrying values given their short maturities. Time deposits and short-term loan are measured at amortized cost. The carrying amount of time deposits as of December 31, 2019 and 2020, and the short-term loan as of December 31, 2019 approximate their fair value due to the fact that the related interest rates approximate the interest rates currently offered by financial institutions for similar instruments of comparable maturities.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

15   Commitments and contingencies

a     Commitments

Future minimum payments under non-cancelable agreements for operating leases that have not commenced or with lease terms of 12 months or less consist of the following as of December 31, 2020:

		Less than One	One to Three	Over Three
	Total	Year	Years	Years
	RMB	RMB	RMB	RMB
Operating lease commitments	1,198	696	274	228

Upon the adoption of ASC 842 on January 1, 2019, future minimum lease payments for operating lease liabilities as of December 31, 2020 are disclosed in Note 7.

Purchase commitments mainly include minimum commitments for non-cancellable advertising service contracts. Purchase commitments as of December 31, 2020 were as follows:

		Less than One	Over One
	Total	Year	Year
	RMB	RMB	RMB
Purchase commitments	239,226	226,853	12,373

b     Contingencies

There are no claims, lawsuits, investigations and proceedings, including un-asserted claims that are probable to be assessed, that have in the recent past had, or to the Group’s knowledge, are reasonably possible to have, a material change on the Group’s financial position results of operations or cash flow.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

16   Related party transactions

Beijing Dasheng Time Technology Co., Ltd

In August 2014, Beijing Dasheng Time Technology Co., Ltd (“Dasheng Time”) was incorporated by Shu Ting. Shu Ting is the Group’s co-founder and has served as director and senior vice president. Since November 2019, Dasheng Zhixing entered into a promotion channel service with Dasheng Time. Under the cooperation, Dasheng Zhixing provides online lessons of Dasheng Time to the student who has purchased the prepaid credit packages of the Group, as a promotion channel to Dasheng Time. For the years ended 2019 and 2020, the fair value of promotion service provided by Dasheng Zhixing is estimated to be RMB535 and RMB76, which are recognized as net revenues in the consolidated statement of comprehensive income/(loss) of the Group.

17   Profit appropriation and restricted net assets

PRC laws and regulations permit payments of dividends by the subsidiaries and the VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, each of the Company’s subsidiary, VIE and VIE’s subsidiary is required to annually appropriate 10% of net after-tax income to the statutory general reserve fund (Note 2(aa)) prior to payment of any dividends, unless such reserve funds have reached 50% of its respective registered capital.

As a result of these and other restrictions under PRC laws and regulations, the Company’s PRC subsidiary and consolidated VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances of the Group’s total consolidated net assets.

Total registered capital of the Company’s PRC subsidiary and consolidated VIEs as of December 31, 2019 and 2020 were RMB140,008 and RMB378,014, respectively.

Parent Company Only Condensed Financial Information

The Company performed a test on the restricted net assets of its consolidated subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08(e)(3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information for the Company only. For the purposes of presenting parent only financial information, the Company records its investments in its subsidiaries and VIEs under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Deficit of investments in subsidiaries and VIEs”, and shares in the subsidiaries and VIEs’ loss are presented as “Share of income/(loss) of subsidiaries and VIEs” in the condensed statements of comprehensive income/(loss). The parent company only condensed financial information should be read in conjunction with the Group’ consolidated financial statements.

The subsidiaries did not pay any dividends to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with US GAAP have been condensed and omitted. The footnote disclosures represent supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Group.

The Company did not have significant capital and other commitments, or guarantees as of December 31, 2019 and 2020.

The Company’s accounting policies are the same as the Group's policies except for the accounting for the investments in subsidiaries and VIEs.

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

17   Profit appropriation and restricted net assets (Continued)

Condensed Balance Sheets

	As of December, 31
	2019	2020	2020
	RMB	RMB	US$
			(Note 2(e))

ASSETS
Current assets
Cash and cash equivalents	6,967	15,077	2,311
Time deposits	48,748	153,614	23,542
Prepaid expenses and other current assets	3,343	8,684	1,331
Amounts due from inter-company entities	498,925	466,649	71,517
Total current assets	557,983	644,024	98,701
Non-current assets
Time deposits	113,415	2,000	307
Other non-current assets	—	486	74
Total non-current assets	113,415	2,486	381
Total assets	671,398	646,510	99,082

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accrued expenses and other current liabilities	7,585	6,533	1,001
Amounts due to inter-company entities	13,828	14,029	2,150
Tax payables	91	548	84
Total current liabilities	21,504	21,110	3,235
Non-current liabilities
Deficit of investments in subsidiaries and VIEs	1,696,552	1,492,338	228,712
Total non-current liabilities	1,696,552	1,492,338	228,712
Total liabilities	1,718,056	1,513,448	231,947
Shareholders’ deficit:
Ordinary shares	205	213	33
Treasury stock	(6,011)	(23,109)	(3,542)
Additional paid-in capital	1,128,079	1,199,014	183,757
Accumulated other comprehensive income	29,971	8,884	1,361
Accumulated deficit	(2,198,902)	(2,051,940)	(314,474)
Total shareholders’ deficit	(1,046,658)	(866,938)	(132,865)
Total liabilities and shareholders’ deficit	671,398	646,510	99,082

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

17   Profit appropriation and restricted net assets (Continued)

Condensed Statements of Operations and Comprehensive Income/(Loss)

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				(Note 2(e))
Operating expenses:
Product development expenses	—	—	—	—
General and administrative expenses	(14,148)	(11,714)	(16,559)	(2,538)
Share of income/(loss) of subsidiaries and VIEs	(397,991)	(97,293)	155,100	23,770
Total operating expenses	(412,139)	(109,007)	138,541	21,232
Income/(Loss) from operations	(412,139)	(109,007)	138,541	21,232
Impairment loss	(7,364)	—	—	—
Interest income	5,406	5,614	6,149	942
Interest expenses and other expense, net	(2,597)	(517)	2,763	423
Income/(Loss) before income tax expenses	(416,694)	(103,910)	147,453	22,597
Income tax expenses	—	(510)	(491)	(74)
Net income/(loss), all attributable to the Company’s ordinary shareholders	(416,694)	(104,420)	146,962	22,523
Comprehensive income/(loss):
Net income/(loss)	(416,694)	(104,420)	146,962	22,523
Other comprehensive income/(loss)
Foreign currency translation adjustments	16,939	5,356	(21,087)	(3,232)
Total comprehensive income/(loss)	(399,755)	(99,064)	125,875	19,291

Condensed Statements of Cash Flow

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				(Note 2(e))
Cash flows from operating activities:
Net cash used in operating activities	(3,836)	(6,718)	(14,977)	(2,295)
Cash flows from investing activities:
Placement of time deposits	(224,586)	(167,164)	(49,734)	(7,622)
Withdrawal of time deposits	246,326	169,412	48,635	7,454
Investment in subsidiaries	(68,755)	—	—	—
Net cash provided by/(used in) investing activities	(47,015)	2,248	(1,099)	(168)
Cash flows from financing activities:
Share repurchase program	—	(6,011)	(23,116)	(3,543)
Proceeds from exercise of stock options	1,611	4,334	10,330	1,583
Proceeds from issuance of stocks, net of offering expenses	—	—	39,942	6,121
Net cash provided by/(used in) financing activities	1,611	(1,677)	27,156	4,161
Effect of exchange rate changes on cash and cash equivalents	775	114	(2,970)	(455)
Net increase/(decrease) in cash and cash equivalents	(48,465)	(6,033)	8,110	1,243
Cash and cash equivalents at the beginning of the year	61,465	13,000	6,967	1,068
Cash and cash equivalents at the end of the year	13,000	6,967	15,077	2,311

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

The Group operated and managed its business in two segments, one-on-one offerings, and small class offerings.

Information regarding the two segments provided to the Group’s CODM is at the operating income/(loss) level. The Group currently does not allocate assets and liabilities, non-operating income/ (expenses), income tax expenses to its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the two operating segments.

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

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

18   Segment Information (Continued)

The following table presents summary information by segment:

		For the year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				(Note 2(e))
Net revenues
One-on-one offerings	1,044,769	1,365,706	1,957,013	299,925
Small class offerings	100,748	112,787	97,082	14,879
Total net revenues	1,145,517	1,478,493	2,054,095	314,804

Cost of revenues
One-on-one offerings	(342,927)	(386,085)	(540,707)	(82,867)
Small class offerings	(67,981)	(53,838)	(39,710)	(6,086)
Total cost of revenues	(410,908)	(439,923)	(580,417)	(88,953)

Gross profit
One-on-one offerings	701,842	979,621	1,416,306	217,058
Small class offerings	32,767	58,949	57,372	8,793
Total gross profit	734,609	1,038,570	1,473,678	225,851

Gross profit margin
One-on-one offerings	67.2%	71.7%	72.4%	72.4%
Small class offerings	32.5%	52.3%	59.1%	59.1%
Total gross profit margin	64.1%	70.2%	71.7%	71.7%

Sales and marketing expenses
One-on-one offerings	(647,314)	(738,010)	(991,479)	(151,951)
Small class offerings	(83,919)	(54,581)	(44,141)	(6,765)
Total sales and marketing expenses	(731,233)	(792,591)	(1,035,620)	(158,716)

Product development expenses
One-on-one offerings	(139,240)	(138,291)	(150,926)	(23,131)
Small class offerings	(45,760)	(19,214)	(11,903)	(1,824)
Total product development expenses	(185,000)	(157,505)	(162,829)	(24,955)

General and administrative expenses
One-on-one offerings	(186,983)	(178,606)	(202,955)	(31,104)
Small class offerings	(36,074)	(17,423)	(11,269)	(1,727)
Total general and administrative expenses	(223,057)	(196,029)	(214,224)	(32,831)

Operating expenses
One-on-one offerings	(973,537)	(1,054,907)	(1,345,360)	(206,186)
Small class offerings	(165,753)	(91,218)	(67,313)	(10,316)
Total operating expenses	(1,139,290)	(1,146,125)	(1,412,673)	(216,502)

Other income
One-on-one offerings	—	—	38,683	5,928
Small class offerings	—	—	4,731	725
Total other income	—	—	43,414	6,653

Income/(loss) from operations
One-on-one offerings	(271,695)	(75,286)	109,629	16,800
Small class offerings	(132,986)	(32,269)	(5,210)	(798)
Total income/(loss) from operations	(404,681)	(107,555)	104,419	16,002

CHINA ONLINE EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

18   Segment Information (Continued)

The Group operates in two principal geographical areas—China and the Philippines. For all periods presented, all revenues from external customers are attributed to China based on customer location.

The following table summarizes property and equipment of the Group by geographical location:

	Property and equipment
	As of December 31,
	2019	2020
	RMB	RMB
China	16,446	18,284
Philippines	3,890	2,891

19    Subsequent events

The Group performed an evaluation of subsequent events through April 7, 2021, which is the date the financial statements were issued, and did not identify any material events or transactions that would require adjustment to or disclosure in the financial statements.