Form 20-F
period 2021-12-31
China Online Education Group
filed 2022-05-02
CIK 1659494

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021

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

Room 607, Yuemeite Building , No.1 Gaoxin South 7th Road, High-tech Zone, Yuehai Street, Nanshan District
Shenzhen, Guangdong Province 518063 , People’s Republic of China
(Address of principal executive offices)

Min Xu, Chief Financial Officer
E-mail: ir@51talk.com
Room 607, Yuemeite Building, No.1 Gaoxin South 7th Road, High-tech Zone, Yuehai Street, Nanshan District
Shenzhen, Guangdong Province 518063 , People’s Republic of China

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2021, there were 333,581,801 ordinary shares outstanding, par value $0.0001 per share, being the sum of 229,974,799 Class A ordinary shares (excluding the company's repurchase of 3,907,950 Class A ordinary shares in the form of ADSs held as treasury shares) and 103,607,002 Class B ordinary shares.

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

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer and large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☒ Yes ☐ No

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

☐ Yes ☐No

i

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

●	a lesson is considered “booked” when it is taken or when the student to such lesson is confirmed absent;
●	an “active student with general lesson consumption” or “active student” for a specified period refers to a student who consumed or booked at least one paid lesson credit, in attendance or due to minimum consumption or expiration, excluding those students who only attended paid live broadcasting lessons or trial lessons; an “active student with attended lesson consumption” for a specified period refers to a student who attended at least one paid lesson, excluding those students who only attended paid live broadcasting lessons or trial lessons
●	“ADSs” refers to our American depositary shares, each representing 15 Class A ordinary shares;
●	the “Alleviating Burden Opinion” refers to the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education jointly promulgated by the General Office of State Council and the General Office of Central Committee of the Communist Party of China on July 24, 2021;
●	“China” , “PRC” and “Mainland China” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;
●	“gross billings” for a specific period refers to the total amount of cash received for the sale of course packages and services in such period, net of the total amount of refunds in such period;
●	“ordinary shares” refers to our Class A and Class B ordinary shares, par value US$0.0001 per share;
●	“our PRC consolidated VIEs” refers to, among others, Dasheng Zhixing, Dasheng Helloworld and Dasheng Zhiyun;
●	“our WFOEs” refers to, among others, Dasheng Online and Helloworld Online;
●	a “paying student” for a specified period refers to a student that purchased a course package during the period, excluding those students who only paid for live broadcasting lessons, and the total number of “paying students” for a specified period refers to the total number of paying students for such period minus the total number of students that obtained refunds during such period;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;
●	“VIEs” are to variable interest entities;
●	“we,” “us,” “our company,” “our,” and “COE” refer to China Online Education Group, a Cayman Islands holding company, its subsidiaries, and, in the context of describing our operations and consolidated financial information, also its consolidated variable interest entities;
●	“foreign teachers” refers to the non-Chinese teachers;
●	“global teachers” refers to the non-Filipino foreign teachers; and
●	“Tier one cities” in China in this annual report refers to Beijing, Shanghai, Guangzhou, Shenzhen and Tianjin.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB 6.3726 to US$1.00, the exchange rate in effect as of December 30, 2021 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our goals and growth strategies;
●	our expectations regarding demand for and market acceptance of our brand and platform;
●	our ability to retain and increase our student enrollment;
●	our ability to offer new courses;
●	our ability to engage, train and retain new teachers;
●	our future business development, results of operations and financial condition;
●	our ability to maintain and improve infrastructure necessary to operate our education platform;
●	competition in the online education industry in China and abroad;
●	the expected growth of, and trends in, the markets for our course offerings in China;
●	relevant government policies and regulations relating to our corporate structure, business and industry in China and abroad;
●	general economic and business condition in China and abroad; and
●	assumptions underlying or related to any of the foregoing.

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

PART I.

ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.      KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with our PRC Consolidated VIEs

China Online Education Group is not an operating company, but rather a Cayman Islands holding company with no equity ownership in its VIEs. We conduct our operations in China through (i) our PRC subsidiaries and (ii) our PRC consolidated VIEs and their subsidiaries in China with which we have maintained contractual arrangements. PRC laws and regulations restrict and impose conditions on foreign investment in the education business and value-added telecommunication services, with certain exceptions. Accordingly, we operate these businesses in China through our PRC consolidated VIEs, and rely on contractual arrangements among our PRC subsidiaries, our PRC consolidated VIEs and their shareholders to control the business operations of our PRC consolidated VIEs. Revenues, excluding intra-group transations, contributed by our PRC consolidated VIEs accounted for 100%, 100% and 99.7% of our total revenues for the years ended December 31, 2019, 2020 and 2021, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refer to China Online Education Group, its subsidiaries, and, in the context of describing our operations and consolidated financial information, our PRC consolidated VIEs, including, among others, Beijing Dasheng HelloWorld Technology Co., Ltd. (“Dasheng HelloWorld”), Shenzhen Dasheng Zhiyun Technology Co., Ltd. (“Dasheng Zhiyun”), and Beijing Dasheng Zhixing Technology Co., Ltd. (“Dasheng Zhixing”). Investors in our ADSs are not purchasing equity interest in our PRC consolidated VIEs but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

A series of contractual agreements, including amended and restated exclusive business cooperation agreement, exclusive business cooperation agreement, powers of attorney, equity interest pledge agreements, exclusive option agreements and spousal consent letters, have been entered into by and among our subsidiaries, our PRC consolidated VIEs and their respective shareholders. Terms contained in each set of contractual arrangements with our PRC consolidated VIEs and their respective shareholders are substantially similar. Despite the lack of legal majority ownership, our Cayman Islands holding company is considered the primary beneficiary of our PRC consolidated VIEs and consolidates our PRC consolidated VIEs as required by Accounting Standards Codification topic 801, Consolidation. Accordingly, we treat our PRC consolidated VIEs as our consolidated entities under U.S. GAAP and we consolidate the financial results of our PRC consolidated VIEs in our consolidated financial statements in accordance with U.S. GAAP. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangement with Our PRC consolidated VIEs and Their Shareholders.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over our PRC consolidated VIEs and we may incur substantial costs to enforce the terms of the arrangements. Uncertainties in the PRC legal system may limit our ability, as a Cayman Islands holding company, to enforce these contractual arrangements. Meanwhile, there are very few precedents as to whether contractual arrangements would be judged to form effective control over the relevant PRC consolidated VIEs through the contractual arrangements, or how contractual arrangements in the context of a PRC consolidated VIE should be interpreted or enforced by the PRC courts. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the PRC consolidated VIEs contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our PRC consolidated VIEs, and our ability to conduct our business may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with our PRC consolidated VIEs and their respective shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of our PRC consolidated VIEs may have actual or potential conflicts of interest with us.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with our PRC consolidated VIEs and their shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our PRC consolidated VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. If the PRC government deems that our contractual arrangements with our PRC consolidated VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our Cayman Islands holding company, our PRC subsidiaries and PRC consolidated VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our PRC consolidated VIEs and, consequently, significantly affect the financial performance of our PRC consolidated VIEs and our company as a whole. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our current corporate structure and business operations may be substantially affected by the Foreign Investment Law.”

Other Risks Related to Our PRC Operations

We face various risks and uncertainties related to doing business in China. Our business operations in China are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or conduct offshore offerings. In addition, since our auditor is headquartered in Mainland China, a jurisdiction where the Public Company Accounting Oversight Board (“PCAOB”) has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB. As a result, our ADSs may be delisted under the Holding Foreign Companies Accountable Act (“HFCAA”). The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks relating to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations relation in this nature has caused and may in the future cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—There are significant uncertainties in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. In particular, compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant PRC government authorities has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect" and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business in China primarily through our PRC subsidiaries and PRC consolidated VIEs. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and PRC consolidated VIEs have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company and our PRC consolidated VIEs in China, such as the value-added telecommunication business license. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future.

Furthermore, under current PRC laws, regulations and regulatory rules, we, our PRC subsidiaries and our PRC consolidated VIEs may be required to fulfill filing procedures and obtain approval from the China Securities Regulatory Commission, or the CSRC, in connection with offering and listing in an overseas market, and may be required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC.

As of the date of this annual report, we have not been subject to any cybersecurity review made by the CAC. If we fail to obtain the relevant approval or complete other filing procedures for any future offshore offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies.”

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange. Since our auditor is located in China mainland, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed in the United States. The related risks and uncertainties could cause the value of our ADSs to significantly decline or become worthless.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023. Furthermore, on December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCA Act, pursuant to which the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash Flows through Our Organization

China Online Education Group is a holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries and our PRC consolidated VIEs in China. Under PRC law, China Online Education Group and its offshore subsidiaries may provide funding to our PRC subsidiaries through capital contributions or loans, and to our PRC consolidated VIEs through loans, subject to satisfaction of applicable government registration and approval requirements.

Our PRC consolidated VIEs may transfer cash to our PRC subsidiaries by paying service fees under the relevant contractual arrangements.

The following is a summary of cash transfers that have occurred through our organization (in thousands):

	Cash Transfer
	For the year ended December 31
	2019	2020	2021
Cash paid by the VIEs to our PRC subsidiaries under service agreements(1)	280,185	270,502	368,905
Cash received by the VIEs from our PRC subsidiaries under service agreements(1)	30,001	8,389	15,597
Cash paid by the VIEs to our PRC subsidiaries for intra-Group financing(2)	—	—	147,160
Cash received by the VIEs from our PRC subsidiaries for intra-Group financing(2)	—	—	3,366
Cash paid by the VIEs to our offshore subsidiaries under service agreements(3)	543,036	668,480	537,179
Cash received by offshore subsidiaries from parent company(3)	—	—	3,243
Cash received by parent company from offshore subsidiaries(3)	—	—	39,127

Notes:

(1) It mainly represented service fees paid and received among the VIEs and our PRC subsidiaries for information and technology services;

(2) It represented temporary cash support transferred among the VIEs and our PRC subsidiaries for intra-Group financing;

(3) It represented operating cash transferred from onshore subsidiaries to offshore subsidiaries for salary payment to Philippine teachers;

(4) It represented temporary cash support transferred among the parent company and offshore subsidiaries, accounted for as advances and payables between the entities.

For details of the financial position, cash flows and results of operations of our PRC consolidated VIEs, see “Financial Information Related to our Consolidated VIEs, ” “Item 5. Operating and Financial Review and Prospects—A. Operating Results” and page F-16 of this annual report on Form 20-F.

Going forward, to the extent there are any fees owed to our PRC subsidiaries under the VIE agreements, our PRC consolidated VIEs intend to settle such fees.

In 2020, Dasheng Zhixing, one of our PRC consolidated VIEs, also transferred trademarks of RMB81.6 million to our WFOE, Dasheng Online. Except for this transfer of intangible assets, no assets other than cash were transferred between the Cayman Islands holding company, a subsidiary, a VIE or its subsidiaries in 2019, 2020 and 2021.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries. Under the Enterprise Income Tax Law of the PRC, or the EIT Law, and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. Hong Kong has a tax arrangement with China that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the PRC enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. China Online Education (HK) Limited (“COE HK Co I”) and HelloWorld Online Education Group (HK) Limited (“HelloWorld Online HK”), which directly owns our PRC subsidiaries, are incorporated in Hong Kong. However, if COE HK Co I and HelloWorld Online HK are not considered to be the beneficial owner of the dividends paid to it by Dasheng Online and HelloWorld Online under the tax circulars promulgated in February and October 2009, such dividends would be subject to withholding tax at a rate of 10%. If our PRC subsidiaries declare and distribute profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.” for more details. If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors—Risks Related to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC resident enterprise for PRC enterprise income tax purposes, Such classification could would likely result in unfavorable tax consequences to us and our non-PRC shareholders and has a material adverse effect on our results of operations and the value of your investment.”

Neither our subsidiaries nor our PRC consolidated VIEs made cash dividends or other distributions to China Online Education Group, the holding company, or its offshore subsidiaries, in the years ended December 31, 2019, 2020 and 2021. Going forward, our subsidiaries and PRC consolidated VIEs intend to retain most, if not all, of their available funds and any future earnings.

China Online Education Group has not declared or paid any cash dividends, nor does it has any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Accordingly, in 2019, 2020 and 2021, no dividends or distributions were paid or made to U.S. investors. For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

Under PRC laws and regulations, we are subject to restrictions on foreign exchange and cross-border cash transfers, including to U.S. investors. Our ability to distribute earnings to the holding company and U.S. investors is also limited. We are a Cayman Islands holding company and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries, which in turn relies on consultancy, service and other fees paid to us by our variable interest entity, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. When any of our PRC subsidiaries incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries and our variable interest entity is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. These reserves are not distributable as cash dividends. As of December 31, 2021, no appropriations to statutory reserves, enterprise expansion fund and staff welfare and bonus fund have been made by the entities, because the entities were in a accumulative deficit position.

In addition, our PRC subsidiaries and our PRC consolidated VIEs generate their revenue primarily in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to pay dividends to us. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of our equity offerings to make loans to our PRC subsidiaries and PRC consolidated VIEs or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Financial Information Related to Our Consolidated VIEs

The following table presents the condensed consolidating schedule of financial position for our PRC and non-PRC consolidated VIEs and other entities as of the dates presented.

Selected Condensed Consolidated Statements of Income Information

	For the Year Ended December 31, 2021
	China
	Online	Primary
	Education	Beneficiaries	VIEs and their	Other		Consolidated
	Group	of VIEs	subsidiaries	Subsidiaries	Eliminations	Total

	RMB
	(In thousands)
Net revenues
Third-party revenues	—	1,051	2,175,366	5,052	—	2,181,469
Intra-group transaction between VIEs and other equity subsidiaries (1)	—	975,011	14,922	—	(989,933)	—
Intra-group transaction among other equity subsidiaries	—	786	—	74,507	(75,293)	—
Total revenues	—	976,848	2,190,288	79,559	(1,065,226)	2,181,469

Cost of revenue
Third-party cost of revenues	—	(498,941)	(55,517)	(3,516)	—	(557,974)
Intra-group transaction between VIEs and other equity subsidiaries (1)	—	—	(598,350)	—	598,350	—
Intra-group transaction among other equity subsidiaries	—	(74,507)	—	(786)	75,293	—
Total cost of revenues	—	(573,448)	(653,867)	(4,302)	673,643	(557,974)

Gross profit	—	403,400	1,536,421	75,257	(391,583)	1,623,495

Sales and marketing expenses	—	(167,772)	(862,721)	(32,030)	—	(1,062,523)
Product development expenses	—	(139,115)	(37,554)	(2,081)	—	(178,750)
General and administrative expenses	(12,003)	(152,313)	(120,432)	(39,220)	—	(323,968)
Goodwill and intangibles impairment	—	(27,953)	(4,223)	—	—	(32,176)
Intra-group transaction between VIEs and other equity subsidiaries (1)	—	(14,922)	(376,661)	—	391,583	—
Share of income/(loss) from subsidiaries and VIEs(2)	126,831	223,319	—	(19,648)	(330,502)	—
Total operating expenses	114,828	(278,756)	(1,401,591)	(92,979)	61,081	(1,597,417)

Other Income	—	1,620	21,603	—	—	23,223
Income/(loss) from operations	114,828	126,264	156,433	(17,722)	(330,502)	49,301

Others	6,076	(2,741)	20,151	1,648	—	25,134
Income/(loss) before income tax expenses	120,904	123,523	176,584	(16,074)	(330,502)	74,435

Income tax benefits/(expenses)	(330)	1,401	46,735	(1,667)	—	46,139

Net income/(loss)	120,574	124,924	223,319	(17,741)	(330,502)	120,574

	For the Year Ended December 31, 2020
	China
	Online	Primary
	Education	Beneficiaries	VIEs and their	Other		Consolidated
	Group	of VIEs	subsidiaries	Subsidiaries	Eliminations	Total

	RMB
	(In thousands)
Net revenues
Third-party revenues	—	—	2,054,095	—	—	2,054,095
Intra-group transaction between VIEs and other equity subsidiaries (1)	—	748,556	8,434	—	(756,990)	—
Intra-group transaction among other equity subsidiaries	—	—	—	104,506	(104,506)	—
Total revenues	—	748,556	2,062,529	104,506	(861,496)	2,054,095

Cost of revenue
Third-party cost of revenues	—	(528,963)	(46,979)	(4,475)	—	(580,417)
Intra-group transaction between VIEs and other equity subsidiaries (1)	—	—	(670,997)	—	670,997	—
Intra-group transaction among other equity subsidiaries	—	(104,506)	—	—	104,506	—
Total cost of revenues	—	(633,469)	(717,976)	(4,475)	775,503	(580,417)

Gross profit	—	115,087	1,344,553	100,031	(85,993)	1,473,678

Sales and marketing expenses	—	(84,439)	(908,065)	(43,116)	—	(1,035,620)
Product development expenses	—	(122,266)	(38,070)	(2,493)	—	(162,829)
General and administrative expenses	(16,559)	(85,132)	(62,529)	(50,004)	—	(214,224)
Intra-group transaction between VIEs and other equity subsidiaries (1)	—	(8,434)	(77,559)	—	85,993	—
Share of income/(loss) from subsidiaries and VIEs(2)	155,100	349,859	—	(36,858)	(468,101)	—
Total operating expenses	138,541	49,588	(1,086,223)	(132,471)	(382,108)	(1,412,673)

Other Income	—	177	43,237	—	—	43,414
Income/(loss) from operations	138,541	164,852	301,567	(32,440)	(468,101)	104,419

Others	8,912	(7,277)	38,637	(1,830)	—	38,442
Income/(loss) before income tax expenses	147,453	157,575	340,204	(34,270)	(468,101)	142,861

Income tax benefits/(expenses)	(491)	(4,616)	9,655	(447)	—	4,101

Net income/(loss)	146,962	152,959	349,859	(34,717)	(468,101)	146,962

	For the Year Ended December 31, 2019
	China
	Online	Primary
	Education	Beneficiaries	VIEs and their	Other		Consolidated
	Group	of VIEs	subsidiaries	Subsidiaries	Eliminations	Total

	RMB
	(In thousands)
Net revenues
Third-party revenues	—	—	1,478,493	—	—	1,478,493
Intra-group transaction between VIEs and other equity subsidiaries (1)	—	691,968	—	—	(691,968)	—
Intra-group transaction among other equity subsidiaries	—	—	—	101,485	(101,485)	—
Total revenues	—	691,968	1,478,493	101,485	(793,453)	1,478,493

Cost of revenue
Third-party cost of revenues	—	(392,732)	(42,527)	(4,664)	—	(439,923)
Intra-group transaction between VIEs and other equity subsidiaries (1)	—	—	(530,406)	—	530,406	—
Intra-group transaction among other equity subsidiaries		(101,485)	—	—	101,485	—
Total cost of revenues	—	(494,217)	(572,933)	(4,664)	631,891	(439,923)

Gross profit	—	197,751	905,560	96,821	(161,562)	1,038,570

Sales and marketing expenses	—	(59,801)	(689,771)	(43,019)	—	(792,591)
Product development expenses	—	(123,558)	(31,518)	(2,429)	—	(157,505)
General and administrative expenses	(11,714)	(66,178)	(69,146)	(48,991)	—	(196,029)
Intra-group transaction between VIEs and other equity subsidiaries (1)	—	—	(161,562)	—	161,562	—
Shares of income/(loss) from subsidiaries and VIEs(2)	(97,293)	(37,702)	—	(37,806)	172,801	—
Total operating expenses	(109,007)	(287,239)	(951,997)	(132,245)	334,363	(1,146,125)

Income/(loss) from operations	(109,007)	(89,488)	(46,437)	(35,424)	172,801	(107,555)

Others	5,097	(4,918)	8,713	(689)	—	8,203
Income/(loss) before income tax expenses	(103,910)	(94,406)	(37,724)	(36,113)	172,801	(99,352)

Income tax benefits/(expenses)	(510)	(4,006)	22	(574)	—	(5,068)

Net income/(loss)	(104,420)	(98,412)	(37,702)	(36,687)	172,801	(104,420)

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2021
	China Online	Primary
	Education	Beneficiaries of	VIEs and their	Other		Consolidated
	Group	VIEs	subsidiaries	Subsidiaries	Eliminations	Total

	RMB
	(In thousands)
Cash and cash equivalents	76,122	44,953	37,577	56,080	—	214,732
Restricted cash	—	32	50,518	—	—	50,550
Time deposits	41,437	—	7,000	—	—	48,437
Short-term investments	—	73,938	504,032	—	—	577,970
Inventory	—	—	1,080	—	—	1,080
Intra-Group receivables due from the Company’s subsidiaries and the VIEs (3)	410,899	156,135	954,407	16,006	(1,537,447)	—
Prepaid expenses and other current assets	7,839	7,317	49,890	6,509	—	71,555

Property, plant and equipment, net	—	5,542	10,530	945	—	17,017
Intangible assets, net	—	9,055	1,416	740	—	11,211
Right-of-use assets	—	3,967	24,891	8,049	—	36,907
Time deposits-non current	70,868	—	30,000	—	—	100,868
Deferred tax assets	—	—	56,629	239	—	56,868
Other non-current assets	552	375	4,013	556	—	5,496
Total assets	607,717	301,314	1,731,983	89,124	(1,537,447)	1,192,691

Advances from students	—	9	1,731,884	18,323	—	1,750,216
Accrued expenses and other current liabilities	6,426	32,462	50,636	6,681	—	96,205
Lease liability	—	3,566	12,383	3,451	—	19,400
Taxes payable	860	4,134	22,897	136	—	28,027
Intra-Group payables due to the Company’s subsidiaries	10,686	1,192,584	327,487	6,690	(1,537,447)	—

Deficit of investments in subsidiaries and VIEs	1,312,915	428,382	—	92,902	(1,834,199)	—
Advances from students-non current	—	—	1,126	—	—	1,126
Lease liability	—	404	13,728	5,208	—	19,340
Other non-current liabilities	—	31	224	1,292	—	1,547
Total liabilities	1,330,887	1,661,572	2,160,365	134,683	(3,371,646)	1,915,861

Total shareholders’ equity	(723,170)	(1,360,258)	(428,382)	(45,559)	1,834,199	(723,170)
Total liabilities and shareholders’ deficit	607,717	301,314	1,731,983	89,124	(1,537,447)	1,192,691

	As of December 31, 2020
	China Online	Primary
	Education	Beneficiaries of	VIEs and their	Other		Consolidated
	Parent Only	VIEs	subsidiaries	Subsidiaries	Eliminations	Total

	RMB
	(In thousands)
Cash and cash equivalents	15,077	90,757	175,439	45,374	—	326,647
Time deposits	153,614	43,794	280,000	—	—	477,408
Short-term investments	—	75,088	434,548	—	—	509,636
Inventory	—	—	1,935	—	—	1,935
Intra-Group receivables due from the Company’s subsidiaries and the VIEs (3)	466,649	75,858	806,186	14,548	(1,363,241)	—
Prepaid expenses and other current assets	8,684	19,652	268,305	5,416	—	302,057

Property, plant and equipment, net	—	3,737	14,547	2,891	—	21,175
Intangible assets, net	—	18,522	1,780	—	—	20,302
Right-of-use assets	—	11,845	71,839	14,317	—	98,001
Time deposits-no current	2,000	—	412,000	—	—	414,000
Deferred tax assets	—	—	9,684	584	—	10,268
Other non-current assets	486	4,055	22,345	1,233	—	28,119
Total assets	646,510	343,308	2,498,608	84,363	(1,363,241)	2,209,548

Advances from students	—	—	2,718,776	—	—	2,718,776
Accrued expenses and other current liabilities	6,533	95,711	121,539	13,318	—	237,101
Lease liability	—	8,798	28,638	5,513	—	42,949
Taxes payable	548	3,018	15,693	29	—	19,288
Intra-Group payables due to the Company’s subsidiaries	14,029	1,124,629	218,149	6,434	(1,363,241)	—

Deficit of investments in subsidiaries and VIEs	1,492,338	647,578	—	74,675	(2,214,591)	—
Advances from students-non current	—	—	2,270	—	—	2,270
Lease liability	—	3,412	40,877	9,305	—	53,594
Other non-current liabilities	—	—	244	2,264	—	2,508
Total liabilities	1,513,448	1,883,146	3,146,186	111,538	(3,577,832)	3,076,486

Total shareholders’ equity	(866,938)	(1,539,838)	(647,578)	(27,175)	2,214,591	(866,938)
Total liabilities and shareholders’ deficit	646,510	343,308	2,498,608	84,363	(1,363,241)	2,209,548

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2021
	China Online	Primary	VIEs and
	Education	Beneficiaries of	their	Other		Consolidated
	Group	VIEs	subsidiaries	Subsidiaries	Eliminations	Total

	RMB
	(In thousands)

Cash flows from operating activities:
Net cash provided by/(used in) transactions with external parties	393	(996,596)	378,973	(58,833)	—	(676,063)
Net cash provided by/(used in) transactions with intra-Group entities (4)	—	818,294	(890,487)	72,193	—	—
	393	(178,302)	(511,514)	13,360	—	(676,063)
Cash flows from investing activities:
Net cash used in transactions with external parties	40,866	25,594	567,970	(500)	—	633,930
Cash provided by transaction among other subsidiaries(5)	39,127	193	—	—	(39,320)	—
Cash used in transactioin between VIE and other equity subsidiaries(5)	—	(3,366)	(147,160)	—	150,526	—
Cash used in transactioin among other equity subsidiaries(5)	(3,243)	—	—	—	3,243	—
	76,750	22,421	420,810	(500)	114,449	633,930
Cash flows from financing activities:
Net cash used in transactions with external parties	(15,226)	—	—	—	—	(15,226)
Cash provided by transactioin between VIE and other equity subsidiaries(5)	—	147,160	3,366	—	(150,526)	—
Cash provided by transactioin among other equity subsidiaries(5)	—	3,243	—	—	(3,243)	—
Cash used in transactions among other equity subsidiaries(5)	—	(39,127)	—	(193)	39,320	—
	(15,226)	111,276	3,366	(193)	(114,449)	(15,226)

	For the Year Ended December 31, 2020
	China Online	Primary	VIEs and
	Education	Beneficiaries of	their	Other		Consolidated
	Group	VIEs	subsidiaries	Subsidiaries	Eliminations	Total

	RMB
	(In thousands)

Cash flows from operating activities:
Net cash provided by/(used in) transactions with external parties	(14,977)	(782,357)	1,608,807	(92,230)	—	719,243
Net cash provided by/(used in) transactions with intra-Group entities (4)	—	827,522	(930,593)	103,071	—	—
	(14,977)	45,165	678,214	10,841	—	719,243
Cash flows from investing activities:
Net cash used in transactions with external parties	(1,099)	(12,510)	(718,832)	(1,830)	—	(734,271)
Net cash used in transactions with intra-Group entities(5)	—	(205)	—	—	205	—
	(1,099)	(12,715)	(718,832)	(1,830)	205	(734,271)
Cash flows from financing activities:
Net cash used in transactions with external parties	27,156	(16,367)	—	—	—	10,789
Net cash provided by transactions with intra-Group entities(5)	—		—	205	(205)	—
	27,156	(16,367)	—	205	(205)	10,789

	For the Year Ended December 31, 2019
	China Online	Primary	VIEs and
	Education	Beneficiaries of	their	Other		Consolidated
	Group	VIEs	subsidiaries	Subsidiaries	Eliminations	Total

	RMB
	(In thousands)

Cash flows from operating activities:
Net cash provided by/(used in) transactions with external parties	(6,718)	(673,205)	1,167,957	(90,101)	—	397,933
Net cash provided by/(used in) transactions with intra-Group entities (4)	—	684,011	(793,220)	109,209	—	—
	(6,718)	10,806	374,737	19,108	—	397,933

Cash flows from investing activities:
Net cash used in transactions with external parties	2,248	(127,276)	(287,883)	1	—	(412,910)
Net cash used in transactions with intra-Group entities(5)	—	(4)	—	—	4	—
	2,248	(127,280)	(287,883)	1	4	(412,910)
Cash flows from financing activities:
Net cash used in transactions with external parties	(1,677)	(52,859)	—	—	—	(54,536)
Net cash provided by transactions with intra-Group entities(5)	—	—	—	4	(4)	—
	(1,677)	(52,859)	—	4	(4)	(54,536)

(1) Represents elimination of intra-group revenues and costs/expenses which do not impact reported consolidated results. Revenues are for technology and service fees;

(2) Elimination of inter-company income/(loss) from subsidiaries and the VIE (shown when presenting disaggregated results, but which do not impact reported consolidated results.

(3) Inter-group receivables arise principally from accrual of intercompany fees (see note 1), and are eliminated in consolidation. As of December 31, 2020 and 2021, the VIE’s owed 218,149 and 327,487, respectively to other entities in the consolidated group, and had receivables of 806,186 and 954,407, respectively, all resulting from the cumulative impact of such intercompany fees.

(4) Elimination of inter-group cash transactions related to service and technology fees. See “Cash Flows Through our Organization

(5) Elimination of inter-group cash transactions related to temporary cash support. See “Cash Flows Through our Organization”

A.[Reserved]

The following selected consolidated statements of comprehensive income/(loss) (other than ADS data) and cash flow data for the years ended December 31, 2019, 2020 and 2021 and the selected consolidated balance sheet data as of December 31, 2020 and 2021 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The following selected consolidated statements of comprehensive loss data (other than ADS data) for the years ended December 31, 2017 and 2018 and the selected consolidated balance sheet data as of December 31, 2017, 2018 and 2019 has been derived from our consolidated financial statements which are not included in this annual report. Our historical results for any period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our historical results are not necessarily indicative of our results expected for future periods. Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Despite the lack of legal majority ownership, our Cayman Island holding company is considered the primary beneficiary of our PRC consolidated VIEs and consolidates our PRC consolidated VIEs and its subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat our PRC consolidated VIEs as our consolidated entities under U.S. GAAP and we consolidate the financial results of our PRC consolidated VIEs in our consolidated financial statements in accordance with U.S. GAAP.

The following table presents our selected consolidated statement of comprehensive income/(loss) for the years ended December 31, 2017, 2018, 2019, 2020 and 2021.

	For the Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$(5)

	(in thousands, except for share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Income/(Loss):
Net revenues	847,993	1,145,517	1,478,493	2,054,095	2,181,469	342,320
Cost of revenues	(314,121)	(410,908)	(439,923)	(580,417)	(557,974)	(87,558)
Gross profit	533,872	734,609	1,038,570	1,473,678	1,623,495	254,762
Operating expenses(1):
Sales and marketing expenses	(657,065)	(731,233)	(792,591)	(1,035,620)	(1,062,523)	(166,733)
Product development expenses	(223,202)	(185,000)	(157,505)	(162,829)	(178,750)	(28,050)
General and administrative expenses	(224,395)	(223,057)	(196,029)	(214,224)	(323,968)	(50,838)
Goodwill and intangibles impairment	—	—	—	—	(32,176)	(5,049)
Total operating expenses	(1,104,662)	(1,139,290)	(1,146,125)	(1,412,673)	(1,597,417)	(250,670)
Other income	—	—	—	43,414	23,223	3,644
Income/(loss) from operations	(570,790)	(404,681)	(107,555)	104,419	49,301	7,736
Impairment loss	—	(7,364)	—	—	—	—
Interest income	6,863	9,167	17,654	38,508	21,120	3,314
Interest expense and others net	(12,542)	(9,936)	(9,451)	(66)	4,014	630
Income/(loss) before income tax	(576,469)	(412,814)	(99,352)	142,861	74,435	11,680
Income tax benefits/(expenses)	(4,342)	(3,880)	(5,068)	4,101	46,139	7,240
Net income/(loss)	(580,811)	(416,694)	(104,420)	146,962	120,574	18,920
Net income/(loss) attributable to ordinary shareholders	(580,811)	(416,694)	(104,420)	146,962	120,574	18,920
Net income/(loss)	(580,811)	(416,694)	(104,420)	146,962	120,574	18,920

Other comprehensive (loss)/income:
Foreign currency translation adjustments	(24,662)	16,939	5,356	(21,087)	(9,202)	(1,444)
Total comprehensive income/(loss)	(605,473)	(399,755)	(99,064)	125,875	111,372	17,476
Weighted average number of ordinary shares used in computing basic income/(loss) per share(2)	301,610,060	304,542,400	308,364,918	319,553,690	328,484,502	328,484,502

Weighted average number of ordinary shares used in computing diluted income/(loss) per share(2)	301,610,060	304,542,400	308,364,918	341,503,118	339,937,677	339,937,677

Net income/(loss) per share attributable to ordinary shareholders(3)
Basic	(1.93)	(1.37)	(0.34)	0.46	0.37	0.06
Diluted	(1.93)	(1.37)	(0.34)	0.43	0.35	0.06
Net income/(loss) per ADS attributable to ordinary shareholders(4)
Basic	(28.95)	(20.55)	(5.08)	6.90	5.51	0.86
Diluted	(28.95)	(20.55)	(5.08)	6.46	5.32	0.83

Notes:

(1)	Share-based compensation expenses were allocated in operating expenses as follows:

	For the Year Ended December 31
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$(5)

	(in thousands)
Sales and marketing expenses	(4,612)	(5,676)	(2,951)	(8,835)	(6,186)	(971)
Product development expenses	(9,039)	(7,396)	(3,472)	(4,477)	(4,434)	(696)
General and administrative expenses	(21,418)	(14,814)	(10,309)	(13,422)	(16,430)	(2,578)

(2)	The weighted average number of ordinary shares represents the sum of the weighted average number of Class A and Class B ordinary shares. See Note 11 in our audited consolidated financial statements included in this annual report for additional information regarding the computation of the per share amounts and the weighted average numbers of Class A and Class B ordinary shares.

(3)	Our ordinary shares are comprised of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. As holders of Class A and Class B ordinary shares have the same dividend right and the same participation right in our undistributed earnings, the basic and diluted income (loss) per Class A ordinary share and Class B ordinary share are the same for all the periods presented during which there were two classes of ordinary shares.
(4)	Each ADS represents fifteen Class A ordinary shares.
(5)	All translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at the rate as of the end of the applicable period, that is, RMB 6.3726 to US$1.00, the rate in effect as of December 30, 2021.

The following table presents our selected consolidated balance sheet data as of the dates indicated.

	As of December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	320,039	413,143	342,951	326,647	214,732	33,696
Restricted cash	—	—	—	—	50,550	7,932
Time deposits	202,659	162,688	257,508	891,408	149,305	23,429
Short-term investments	100,722	136,304	452,936	509,636	577,970	90,696
Total assets	783,556	1,010,218	1,401,817	2,209,548	1,192,691	187,158
Advances from students	1,204,223	1,684,791	2,186,591	2,721,046	1,751,342	274,824
Accrued expenses and other current liabilities	220,370	201,240	166,955	237,101	96,205	15,097
Total liabilities	1,451,947	1,972,867	2,448,475	3,076,486	1,915,861	300,641
Total shareholders’ deficit	(668,391)	(962,649)	(1,046,658)	(866,938)	(723,170)	(113,483)
Total liabilities and shareholders’ deficit	783,556	1,010,218	1,401,817	2,209,548	1,192,691	187,158

The following table presents our selected consolidated cash flow data for the years indicated.

	For the Year Ended December 31
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by/ (used in) operating activities	397,933	719,243	(676,063)	(106,091)
Net cash provided by/(used in) investing activities	(412,910)	(734,271)	633,930	99,479
Net cash provided by/ (used in) financing activities	(54,536)	10,789	(15,226)	(2,390)
Effect of exchange rate changes on cash and cash equivalents	(679)	(12,065)	(4,006)	(628)
Net decrease in cash and cash equivalents	(70,192)	(16,304)	(61,365)	(9,630)
Cash and cash equivalents at beginning of the period	413,143	342,951	326,647	51,258
Cash,cash equivalents and restricted cash at end of the period	342,951	326,647	265,282	41,628

B.           Capitalization and Indebtedness

Not Applicable.

C.           Reasons for the Offer and Use of Proceeds

Not Applicable.

D.           Risk Factors

Summary of Risk Factors

Risks Related to Our Business and Industry

●	There are significant uncertainties in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. In particular, compliance with the Alleviating Burden Opinion and the implementation measures issued thereunder by the relevant PRC government authorities has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect.
●	If we are not able to continue to attract students to purchase our course packages or to increase the spending of our students on our platform, our business and prospects will be materially and adversely affected.
●	Our business depends on the market recognition of our brand, and if we are unable to maintain and enhance brand recognition, our business, financial conditions and results of operations may be materially and adversely affected.
●	If we are unable to conduct sales and marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.
●	We have incurred, and in the future may continue to incur, net losses. If we are not able to maintain profitability or raise sufficient capital to cover our capital needs, we may not continue as a going concern.
●	In connection with courses for K-12 students in Mainland China taught by foreign teachers that we previously sold, which are not in compliance with the Alleviating Burden Opinion, there have been and will continue to be refunds of course fees, which may materially affect our cash flows and financial condition and our ability to maintain continuous operations.

Risks Related to Our Corporate Structure

●	Our company is a Cayman Islands holding company with no equity ownership in our PRC consolidated VIEs and we conduct our operations in China through (i) our PRC subsidiaries and (ii) our PRC consolidated VIEs with which we have maintained contractual arrangements. Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in our consolidated affiliated entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with our PRC consolidated VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, our PRC consolidated VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our PRC consolidated VIEs and, consequently, significantly affect the financial performance of our PRC consolidated VIEs and our company as a group.
●	We rely on contractual arrangements with our VIEs and their respective shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.
●	Any failure by our PRC consolidated VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.
●	The shareholders of our PRC consolidated VIEs may have actual or potential conflicts of interest with us.

●	Contractual arrangements in relation to our PRC consolidated VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC consolidated VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Risks Related to Doing Business in China

●	The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.
●	Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations.
●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.
●	The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.
●	Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
●	The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

Risks Related to Our ADSs

●	We face possible delisting by the NYSE due to incompliance with the continued listing standards of the NYSE.
●	The trading prices of our ADSs have fluctuated and may be volatile, which could result in substantial losses to investors.
●	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States holders of our ADSs or ordinary shares to significant adverse United States federal income tax consequences.
●	We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our ADSs and could diminish our cash reserves.
●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.
●	Our dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Risks Related to Our Business and Industry

There are significant uncertainties in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. In particular, compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant PRC government authorities has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect.

The PRC private education industry, especially the after-school tutoring sector, has experienced intense scrutiny and has been subject to significant regulatory changes since the second half of 2021. In particular, the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education jointly promulgated by the General Office of State Council and the General Office of Central Committee of the Communist Party of China on July 24, 2021, or the Alleviating Burden Opinion, sets out a series of operating requirements on after-school tutoring institutions, including, among other things, (i) local government authorities shall no longer approve any new after-school tutoring institutions providing tutoring services on academic subjects for students in compulsory education, or the Academic AST Institutions, and all the existing Academic AST Institutions shall be registered as non-profit, and local government authorities shall no longer approve any new after-school tutoring institutions providing tutoring services on academic subjects for pre-school-age children and students in grade ten to twelve; (ii) online Academic AST Institutions that have filed with the local education administration authorities will be subject to review and re-approval procedures by competent government authorities, and any failure to obtain such approval will result in the cancellation of its previous filing and ICP license; (iii) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities and listed companies are prohibited from investing in Academic AST Institutions through capital markets fund raising activities, or acquiring assets of Academic AST Institutions by paying cash or issuing securities; (iv) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities; (v) after-school tutoring institutions shall not provide tutoring services on academic subjects during national holidays, weekends and school breaks; (vi) no advertisements for after-school tutoring shall be published or broadcasted in the network platforms and billboards displayed in the mainstream media, new media, public place and residential areas; (vii) fees charged for academic subjects tutoring in compulsory education will need to follow the guidelines from the government to prevent any excessive charging or excessive profit-seeking activity; (viii) government authorities will implement risk management and control for the pre-collection of fees by after-school tutoring institutions with requirements such as setting up third-party custodians and risk reserves, and strengthen supervision over loans regarding tutoring services; (ix) online tutoring for preschool-age children is prohibited, and offline academic subjects (including foreign language) tutoring services for preschool-age children is also strictly prohibited; and (x) foreigners outside of the PRC are prohibited from being hired to conduct tutoring activities. The Alleviating Burden Opinion further provides that administration and supervision over academic subjects tutoring institutions for students on grade ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion. It remains uncertain as to how and to what extent the administration over academic subjects tutoring institutions for students in grade ten to twelve will be implemented by reference of the Alleviating Burden Opinion. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC Regulations—Regulations Relating to After-School Tutoring” for more details.

To implement the Alleviating Burden Opinion, on August 30, 2021, the Ministry Of Education (“the MOE”) published on its official website that the MOE, together with two other government authorities, issued a circular requiring all Academic AST Institutions to complete registration as non-profit by the end of 2021, and all Academic AST Institutions shall, before completing such registration, suspend enrollment of students and charging fees. Further, the PRC government authorities have issued several regulations aiming to strength its regulation of after-school tutoring institutions, See “Item 4. Information on the Company—B. Business Overview—Government regulations—PRC Regulations—Regulations Relating to After-School Tutoring” for more details.

Historically, we sold online tutoring services taught mainly by independently contracted foreign teachers to K-12 students in the PRC, which have been prohibited by the Alleviating Burden Opinion and its implementation measures. Our business, financial condition, results of operations and prospect have been and will be materially and adversely affected by the actions we have taken to date and consider taking to be in compliance with the Alleviating Burden Opinion and its implementation measures. We have been closely monitoring the evolving regulatory environment and are making efforts to seek guidance from and cooperate with the government authorities to comply with the Alleviating Burden Opinion and its implementation measures. After July 2021, we have ceased selling online tutoring services taught by foreign teachers to new students in Mainland China. In addition, to comply with the Alleviating Burden Opinion, among other things, we have been making effort to reduce the proportion of such services in our business by providing refunds, upon request exchanges, or replacing such services with alternative compliant services. In particular, we have set up escrow bank accounts for pre-payment tuition fees under the requirements of relevant government authorities. Further, pursuant to the Alleviating Burden Opinion and its implementation measures, we have ceased providing and will not provide any tutoring services taught by foreign teachers for K12 in Mainland China during national holidays, weekends and school breaks. In September 2021, we were notified by Beijing Municipal Education Commission that our certain tutoring activities, such as providing online tutoring after 9:00 pm, providing tutoring services during national holidays, weekends and school breaks and selling tutoring lessons taught by foreign teachers, were not in compliance with the requirements of Beijing Municipal Education Commission and were required to rectify. We have taken various corrective measures as required by the authorities. Other than the notice in September 2021, we have no outstanding written notice of warning from, and are subject to penalties imposed by, the competent government authorities for failure to comply with the Alleviating Burden Opinion or its implementation measures.

In response to these regulatory developments in the private education industry in China, we are in a process of developing new service offerings that continue to leverage our expertise in English education while complying with the current applicable regulations. See “Item 4. Information on the Company” for details. However, we cannot guarantee that our efforts in developing and transitioning into such new services will succeed. In addition, due to the complexity and substantial uncertainty of the regulatory environment, we cannot assure you that our operations, including the new service offerings we are developing, would be in full compliance with applicable laws, regulations and policies, including the Alleviating Burden Opinion and its implementation measures. We may become subject to fines or other penalties, be required to terminate certain operations, or refund of tuition fees, in which case our business, financial condition and results of operations could be materially and adversely affected further.

If we are not able to attract students to purchase our course packages or to increase the spending of our students on our platform, our business and prospects will be materially and adversely affected.

As we develop and transition into new business models and service offerings in response to the recent regulatory changes in China, our ability to attract students to purchase our course packages and to increase their spending on our education platform remains critical to the future success and growth of our business. This in turn will depend on several factors, including our ability to effectively market our platform to a broader base of prospective students, continue to develop, adapt or enhance quality educational content and services to meet the evolving demands of our students and expand our geographic reach. We must also manage our growth while maintaining consistent and high teaching quality, and respond effectively to competitive pressures. If we are unable to continue to attract students to purchase our course packages or to increase the spending of our students on our platform, our gross billings and net revenues may decline, which may have a material adverse effect on our business, financial condition and results of operations.

Our business depends on the market recognition of our brand, and if we are unable to maintain and enhance brand recognition, our business, financial conditions and results of operations may be materially and adversely affected.

We believe that the market recognition of our brand has significantly contributed to the success of our business and that as we transition into new business models and service offerings in response to the recent regulatory changes in China, maintaining and enhancing our brand recognition is critical to our future success. For example, promoting our brand recognition in overseas markets will be important for us to attract overseas students and grow our overseas business. Our ability to maintain and enhance brand recognition and reputation depends primarily on the perceived effectiveness and quality of our curriculum and teachers, as well as the success of our branding efforts. If we are unable to maintain and further enhance our brand recognition and reputation and promote awareness of our platform, we may not be able to charge a desired level of student fees or engage qualified teachers, and our results of operations may be materially and adversely affected. Furthermore, any negative publicity relating to our company, our courses, teachers and platform or our brand ambassador, regardless of its veracity could harm our brand image and in turn materially and adversely affect our business and results of operations.

If we are unable to conduct sales and marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

We have incurred significant sales and marketing expenses. Our sales expenses include telemarketing sales and free trial lesson related expenses, and our marketing expenses include online and mobile marketing and branding expenses. In December 2015, we began outsourcing part of our marketing and sales functions to independent third-party suppliers who provide management and business outsourcing services. We had 917 sales and marketing staff (including 121 full-time employees and 796 outsourced personnel) as of December 31, 2021. We incurred RMB792.6 million, RMB1,035.6 million and RMB1,062.5 million (US$166.7 million) in sales and marketing expenses in 2019, 2020, and 2021, respectively. Although we have ceased branding and marketing services in China since the release of the Alleviating Burden Opinion, we are continuing to conduct branding and marketing activities outside of China where we operate our business.

Our sales activities may not be well received by students and may not result in the levels of sales that we anticipate and our trial lessons may not be attractive to our prospective students. Furthermore, we may not be able to achieve the operational efficiency necessary to increase the revenues per sales and marketing staff. We also may not be able to retain or recruit experienced sales staff, or to efficiently train junior sales staff. We may also incur additional costs in our sales and marketing efforts to promote our new service offerings or target new overseas markets and cannot guarantee that such efforts will succeed. Further, marketing and branding approaches and tools in the online education market abroad are evolving, especially for mobile platforms. This further requires us to enhance our marketing and branding approaches and experiment with new methods to keep pace with industry developments and student preferences. Failure to refine our existing marketing and branding approaches or to introduce new marketing and branding approaches in a cost-effective manner may reduce our market share, cause our revenues to decline and negatively impact our profitability.

We have incurred, and in the future may continue to incur, net losses. If we are not able to maintain profitability or raise sufficient capital to cover our capital needs, we may not continue as a going concern.

We incurred net loss of RMB104.4 million in 2019, and recorded net income of RMB147.0 million and RMB120.6 million (US$18.9 million) in 2020 and 2021, respectively. We had accumulated deficit of RMB2,198.9 million, RMB2,051.9 million, and RMB1,931.4 million (US$303.1 million) as of December 31, 2019, 2020, and 2021, respectively. As of December 31, 2021, we had a total shareholders’ deficit of RMB723.2 million (US$113.5 million) and our current liabilities exceeded the current assets by RMB929.5 million (US$145.9 million).

While we recognized net income for 2020 and 2021, we cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future, especially as we transition into new business models and service offerings, the financial prospects of which are largely uncertain. Our ability to maintain profitability will depend in large part on our ability to maintain continuous operation in compliance with regulatory requirements, maintain or increase our operating margin, either by growing our revenues at a rate faster than our operating expenses increase, or by reducing our operating expenses. We also intend to continue to invest in our branding and marketing activities to attract students to our new services and enhance student experience. We may continue to incur net losses from operating activities and net current liabilities, which may materially and adversely affect our business, prospects, liquidity, financial condition and results of operations. Furthermore, there is substantial doubt about our ability to continue as a going concern, given the relevant adverse conditions and events and uncertainties on our business prospect primarily as a result of the impact of the Alleviating Burden Opinion and its implementation measures.

Our consolidated financial statements for the year ended December 31, 2021 included in this annual report beginning on page F-1 have been prepared based on the assumption that we will continue on a going concern basis. The auditors of our consolidated financial statements for the year ended December 31, 2021 have included in their audit reports an explanatory paragraph relating to substantial doubt about our ability to continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

We have plans in place to mitigate the adverse conditions and events include a business plan with forecasted cash flows covering at least the next twelve months from the date of issuance of the consolidated financial statements. However, successful completion of such plans is dependent on factors outside of our control, including future regulatory developments. Accordingly, we concluded that substantial doubt has not been alleviated as of the date of this annual report.

In connection with courses for K-12 students in Mainland China taught by foreign teachers previously sold, which are not in compliance with the Alleviating Burden Opinion, there have been and will continue to be refunds of our course fees, which may materially affect our cash flows and financial condition and our ability to maintain continuous operations.

We offer prepaid credit packages to students, accepting course fee payments in advance. Prior to the implementation of the Alleviating Burden Opinion, we offered refunds of course fees subject to timing and other conditions in accordance with our refund policies. Due to the restrictions imposed by the Alleviating Burden Opinion and other relevant laws and regulations, we now offer refunds of non-compliant packages previously sold upon request and without additional conditions. The number of refund requests we receive and the amount of refunds could be affected by a number of factors, many of which are beyond our control. These factors include, without limitation, student dissatisfaction with our teaching quality and our education content offerings, privacy concerns relating to our online platforms, negative publicity regarding us or online education in general, and any further change or development in PRC laws and regulations. However, we expect the number of refund requests and the amount of refunds to increase due to the impact of the Alleviating Burden Opinion and other relevant laws and regulations. As of December 31, 2021, advances from students subject to refunding accounted for the majority of the cash we held. Any refund payments that we may be requested to make to our students, as well as the expenses we could incur for processing refunds, could be substantial and could materially affect our cash position, business operation and our ability to maintain continuous operations.

We face significant competition, and if we fail to compete effectively, we may lose our market share or fail to gain additional market share, which would adversely impact our business and financial conditions and operating results.

The English education market is fragmented, rapidly evolving and highly competitive. We face competition in various areas of English education in which we offer or plan to offer services, from existing online and offline education companies in China and overseas markets. In the future, we may also face competition from new entrants into the English education market.

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

Our teachers are critical to the learning experience of our students and our reputation. We seek to engage highly qualified teachers with strong English and teaching skills. We must provide competitive pay and other benefits, such as flexibility in lesson scheduling to attract and retain them. We must also provide ongoing training to our teachers to ensure that they stay abreast of changes in course materials, student demands and other changes and trends necessary to teach effectively. Furthermore, as we develop new service offerings and continue to develop new course contents and lesson formats, we may need to engage additional teachers with appropriate skill sets or backgrounds to deliver instructions effectively. We cannot guarantee that we will be able to effectively and timely engage and train such teachers, or at all. Further, given other potential more attractive opportunities for our quality teachers, over time some of them may choose to leave our platform. We may not always be able to engage, train and retain enough qualified teachers to keep pace with our growth or new business strategies while maintaining consistent education quality. We may also face significant competition in engaging qualified teachers from our competitors or from other opportunities that are perceived as more desirable. A shortage of qualified teachers, a decrease in the quality of our teachers’ performance, whether actual or perceived, or a significant increase in the cost to engage or retain qualified teachers would have a material adverse effect on our business and financial conditions and results of operations.

If we fail to successfully execute our growth strategies, our business and prospects may be materially and adversely affected.

We are in the process of developing and transitioning into new business models and service offerings. See “Item 4. Information on the Company” for details. Our growth strategies also include further enhancing our brand image to grow or evolve our student base and increase student enrollments, increasing our market penetration, expanding our course offerings, enhancing our teaching methods, improving the learning experience of our students, and advancing our technology. We may not succeed in executing these growth strategies due to a number of factors, including the following:

●	we may fail to develop or implement our new business models and service offerings;
●	we may fail to further promote our platforms;
●	we may not be able to engage, train and retain a sufficient number of qualified teachers and other key personnel;
●	we may not be able to continue to improve our personalized learning experience of our students or to develop new courses that meet the changing demands for English learners;
●	our business in China and the overseas markets may face additional regulatory challenges;
●	we may fail to grow our international business;
●	we may fail to maintain the technology necessary to deliver a smooth learning experience to our students; and
●	we may not be able to identify suitable targets for acquisitions and partnership.

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

In response to the recent regulatory changes in China, we are in the process of switching from a business model that focuses on Chinese K-12 students to new business models and service offerings in China and overseas. See “Item 4. Information on the Company” for details. We intend to continue developing new courses as we grow our new businesses. The timing of the introduction of new courses is subject to risks and uncertainties. Unexpected technical, operational, logistical or other problems could delay or prevent the introduction of one or more new courses. Moreover, we cannot provide assurance that any of these courses or programs will match the quality or popularity of those developed by our competitors, achieve widespread market acceptance or contribute the desired level of income.

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

Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.

Our business generates and processes a large quantity of data. We face risks inherent in handling and protecting large volume of data. In particular, we face a number of challenges relating to data from transactions and other activities on our platforms, including:

●	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;
●	addressing concerns related to privacy and sharing, safety, security and other factors; and
●	complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to these data.

In general, we expect that data security and data protection compliance will receive greater attention and focus from regulators, both domestically and globally, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the NPC, the Ministry of Industry and Information Technology, or the MIIT, the CAC, the Ministry of Public Security and the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC Regulations—Regulations Relating to Privacy Protection and Cybersecurity.” The following are examples of certain recent PRC regulatory activities in this area:

Data Security

●	In June 2021, the Standing Committee of the NPC promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Revised Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Revised Cybersecurity Review Measures further stipulates that critical information infrastructure operators or network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any initial public offering at a foreign stock exchange. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.
●	In November 2021, the CAC released a discussion draft of the Administrative Measures for Internet Data Security, or the Draft Measures for Internet Data Security, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i)merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. There have been no clarifications from the authorities as of the date of this document as to the standards for determining such activities that “affects or may affect national security”. The Cyberspace Administration of China has solicited comments on this draft until December 13, 2021, but there is no timetable as to when it will be enacted. Moreover, there have been no clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” As of the date of this annual report, the Draft Measures for Internet Data Security was released for public comment only, and its respective provisions and the anticipated adoption or effective date may be subject to change with substantial uncertainty.

Personal Information and Privacy

●	In August 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Revised Cybersecurity Review Measures and the Draft Measures for Internet Data Security remain unclear on whether the relevant requirements will be applicable to companies that are already listed in the United States, such as us, if we were to pursue another listing outside the PRC. We cannot predict the impact of the Revised Cybersecurity Review Measures and Draft Measures for Internet Data Security, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Revised Cybersecurity Review Measures and the enacted version of the Draft Measures for Internet Data Security mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may delay or disallow our future listing (should we decide to pursue them) subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

In general, compliance with the existing PRC laws and regulations, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, related to data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice.

In addition, regulatory authorities around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our business and results of operations. The European Union General Data Protection Regulation (“GDPR”), which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial losses. In the event that residents of the European Economic Area access our platform and input protected information, we may become subject to provisions of the GDPR.

Unexpected network interruptions, security breaches or computer virus attacks and system failures could have a material adverse effect on our business, financial condition and results of operations.

Our business depends on the performance and reliability of the internet infrastructure in China and in foreign countries and regions where we operate our business. In China, almost all access to the internet is maintained through state-controlled telecommunications operators. In many parts of China and foreign countries and regions where we operate our business, the internet infrastructure is relatively underdeveloped, and internet connections are generally slower and less stable than in more developed countries. We cannot assure you that the internet infrastructure in China and foreign countries and regions where we operate our business will remain sufficiently reliable for our needs or that either country will develop and make available more reliable internet access to our students and independently contracted teachers. Any failure to maintain the performance, reliability, security or availability of our network infrastructure may cause significant damage to our ability to attract and retain students and teachers. Major risks involving our network infrastructure include:

●	breakdowns or system failures resulting in a prolonged shutdown of our servers;
●	disruption or failure in the national backbone networks in China or the foreign countries and regions where we operate our business, which would make it difficult for students and independently contracted teachers to access our online and mobile platforms or to engage in live lessons;
●	damage from natural disaster or other catastrophic event such as a typhoon, volcanic eruption, earthquake, flood, telecommunications failure, or other similar events in China or in the foreign countries and regions where we operate our business; and
●	any infection by or spread of computer viruses.

Any network interruption or inadequacy that causes interruptions in the availability of our online and mobile platforms or deterioration in the quality of access to our online and mobile platforms could reduce student satisfaction and result in a reduction in the activity level of our students and the number of students purchasing our course packages. If sustained or repeated, these performance issues could reduce the attractiveness of our platform. Furthermore, increases in the volume of traffic on our online and mobile platforms could strain the capacity of our existing computer systems and bandwidth, which could lead to slower response times or system failures. The internet infrastructure in China and in the foreign countries and regions where we operate our business may not support the demands associated with continued growth in internet usage. This would cause a disruption or suspension in our lesson delivery, which could hurt our brand and reputation. We may need to incur additional costs to upgrade our technology infrastructure and computer systems in order to accommodate increased demand if we anticipate that our systems cannot handle higher volumes of traffic in the future.

All of our servers and routers, including backup servers, are currently hosted by third-party service providers in multiple cities in China. We do not maintain any backup servers outside of these cities. We also rely on major telecommunication companies to provide us with data communications capacity primarily through local telecommunications lines and internet data centers to host our servers. We may not have access to alternative services and we have no control over the costs of services. If the prices that we pay for telecommunications and internet services in China and the foreign countries and regions where we operate our business rise significantly, our gross profit and net income could be adversely affected. In addition, if internet access fees or other charges to internet users increase, our visitor traffic may decrease, which in turn may harm our revenues.

Higher labor costs, inflation and implementation of stricter labor laws in the PRC and the foreign countries and regions where we operate our business may adversely affect our business, financial conditions and results of operations.

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

In addition, our future success depends, to a significant extent, on our ability to engage, train and retain qualified personnel in China and the foreign countries and regions where we operate our business, particularly experienced independently contracted teachers with expertise in English education. Our experienced mid-level managers in the foreign countries and regions where we operate our business are instrumental in implementing our business strategies, executing our business plans and supporting our business operations and growth. We benefit from lower labor costs in the foreign countries and regions where we operate our business, but the foreign countries and regions where we operate our business are subject to relatively high degrees of political and social instability. Disruptions resulting from this instability could decrease our efficiency and increase our costs. Any political or economic instability in the foreign countries and regions where we operate our business could result in our having to replace or reduce these labor sources, which may increase our labor costs and have an adverse impact on our results of operations.

Historically, besides our pool of independently contracted Filipino teachers, we also recruited independently contracted global teachers, which we define as the non-Filipino foreign teachers. We engage our independently contracted foreign teachers as independent contractors whose rights differ from those of employees. There are uncertainties in determining whether a service provider is an independent contractor or an employee. The level and extent of control exercised by the hiring entity, among other factors, would determine the employment status. Our labor costs will increase if we engage our independently contracted teachers in the foreign countries and regions where we operate our business as full-time employees or if courts or relevant authorities in the foreign countries and regions where we operate our business determine that our independently contracted teachers are deemed employees instead of independent contractors. In addition, we would need to apply for employment permit with the competent authorities in China if our independently contracted foreign teachers are deemed employees located in China.

We also rely on some third-party vendors in Hong Kong to handle the payment of the compensation of our foreign teachers. Any failure of this vendor to provide these services may negatively impact our relationships with teachers in the foreign countries and regions where we operate our business, damage our reputation and cause us to lose teachers while making it difficult to find replacement teachers.

Some students may decide not to continue taking our courses for a number of reasons, including a perceived lack of improvement in their English proficiency or general dissatisfaction with our programs, which may adversely affect our business, financial condition, results of operations and reputation.

The success of our business depends in large part on our ability to retain our students by delivering a satisfactory learning experience and improving their English proficiency. If students feel that we are not providing them the experience they are seeking, they may choose not to renew their existing packages. For example, our education programs may fail to significantly improve a student’s English proficiency. There are no standard assessments or tests to measure the effectiveness of our lessons or teaching methods, and our ability to improve the English proficiency of our students is largely dependent upon the interests, efforts and time commitment of each student. Student satisfaction and, parent satisfaction with our programs may decline for a number of reasons, many of which may not reflect the effectiveness of our lessons and teaching methods. A student’s learning experience may also suffer if his or her relationship with our teachers does not meet expectations. If a significant number of students fail to significantly improve their English proficiency after taking our lessons or if their learning experiences with us are unsatisfactory, they may not purchase additional lessons from us or refer other students to us and our business, financial condition, results of operations and reputation would be adversely affected.

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

Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet and mobile platforms have recently come under increased public scrutiny. Increased regulation by the PRC government of data privacy on the internet is likely, and we may become subject to new laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information that could affect how we store and process the data of our teachers and students. For example, the MOE, jointly with other certain PRC government authorities, promulgated the Online After-School Training Opinions, which became effective on July 12, 2019 and provides that online after-school training institutions shall, among others, file with the competent provincial education regulatory authorities the certificate and the grade evaluation report for the graded protection of cyber security and the materials related to certain management systems regarding the protection of personal information and cyber security. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC Regulations—Regulations Relating to After-School Tutoring.” Further, the MOE, jointly with certain other PRC government authorities, issued the Opinions on Educational Applications on August 10, 2019, which requires that Educational Applications shall, among others, obtain the certificate and the grade evaluation report for graded protection of cyber security before filing with competent provincial regulatory authorities for education. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC Regulations— Regulation Relating to Educational Applications.” Moreover, the MOE, jointly with certain other PRC government authorities, issued the Opinions on Management of Online Class Platforms for Juveniles on November 27, 2020, which requires online class platforms for juveniles, among others, to resubmit for review and renew relevant filing with competent provincial regulatory authorities for education when launching a new application or adjusting a major function. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC Regulations—Regulation Relating to Online Class Platforms for Juveniles.” Furthermore, there are a number of legislative proposals in the European Union and the United States, at both the federal and state level, as well as other jurisdictions that could impose new obligations in areas affecting our business. We generally comply with industry standards and are subject to the terms of our own privacy policies. Compliance with any additional laws or regulations concerning data protection, or the interpretation and application of existing data protection laws or regulations, which is often uncertain and in flux, could be expensive, and may place restrictions on the conduct of our business and the manner in which we interact with our students. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us.

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

In December 2019, a novel strain of coronavirus was reported. This outbreak has led to temporary closure of our offices in many locations in the first quarter of 2020 with a significant portion of our employees working from home, which has resulted in lower work efficiency and productivity. For offices that have been re-opened, we have adopted and implemented health protocols allowing half of the employees to work onsite. During such outbreak period, incoming calls and trial lesson requests have increased, which we believe was a result of temporary closure of schools in China. However, due to inadequate course consultants, which was a result of implementation of our health protocols during such outbreak period, to help answering inquiries from potential customers, we experienced a lower-than-usual conversion rate. In addition, we also experienced difficulties in recruiting and hiring in China during such outbreak period. Our operations in the foreign countries and regions where we operate our business have also been affected by the outbreak and precautions taken in response there. We engage independently contracted teachers and operate offices in the Philippines. Both our employees and independently contracted teachers who work from home as a result of the outbreak suffered from declining efficiency or effectiveness as well as network quality issues.

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

Territorial disputes between China and the foreign countries and regions where we operate our business, including the Philippines, may disrupt the economy and business environment of the foreign countries and regions where we operate our business, which may negatively impact our business operations in these foreign countries.

Certain foreign countries and regions where we operate our business have territorial disputes with China. In particular, the Philippines, China and several Southeast Asian nations have had a series of long-standing territorial disputes over certain islands in the South China Sea, also known as the West Philippine Sea. The Philippines maintains that its claim over the disputed territories is supported by recognized principles of international law consistent with the United Nations Convention on the Law of the Sea. The Philippines brought the dispute to arbitration, of which the ruling was rejected by China.

Although the diplomatic relationship between the PRC and the Philippines has been relatively stable in recent years, we cannot be sure that the territorial disputes will not escalate or new disputes will not arise in the future. Should these territorial disputes continue or escalate further, the Philippines and its economy may be disrupted and our operations could be adversely affected as a result. In particular, further disputes between the Philippines and China may lead both countries to impose trade restrictions on the other’s imports. Any such impact from these disputes could adversely affect the Philippine economy, and materially and adversely affect our business, financial position and financial performance.

Furthermore, as part of our independently contracted teachers are from the Philippines, any significant deterioration in China’s political relations with the Philippines could make it more difficult for us to attract independently contracted teachers or hire employees in the Philippines, and discourage some of our students from purchasing our course packages or our independently contracted teachers from offering lessons. Any prolonged intense diplomatic relations between China and the Philippines may adversely affect our business. Any current territorial disputes between China and the foreign countries and regions where we operate our business may negatively impact our business operations in these foreign countries.

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

We have made and intend to continue to make acquisitions or equity investments in additional businesses that complement our existing business. In 2021, we acquired Beijing Xiangyue Education Technology Co., Ltd., Beijing Xiangyue an education technology company in China. Currently, we are in the process of deregistration of Beijing Xiangyue and its VIEs, Tianjin Xiangyue and Beijing Kaola due to changes in the regulatory environment regarding after-school tutoring. Going forward, we may continue to make acquisitions or investments and may not be able to successfully integrate acquired businesses or have control over the businesses or operations of our minority equity investments, the value of which may decline over time. As a result, our business and operating results could be harmed. In addition, if the businesses we acquire or invest in do not subsequently generate the anticipated financial performance or if any goodwill impairment test triggering event occurs, we may need to revalue or write down the value of goodwill and other intangible assets in connection with such acquisitions or investments, which would harm our results of operations. In addition, we may be unable to identify appropriate acquisition or strategic investment targets when it is necessary or desirable to make such acquisition or investment to remain competitive or to expand our business. Even if we identify an appropriate acquisition or investment target, we may not be able to negotiate the terms of the acquisition or investment successfully, finance the proposed transaction or integrate the relevant businesses into our existing business and operations. Furthermore, as we often do not have control over the companies in which we only have minority stake, we cannot ensure that these companies will always comply with applicable laws and regulations in their business operations. Material non-compliance by our investees may cause substantial harms to our reputations and the value of our investment.

Our use of some unregistered business premise could be challenged by the relevant government authorities, which may cause interruptions to our business operations.

As of December 31, 2021 we leased 11 office facilities in China for our operations. A portion of our business premises have not been registered with the local counterpart of the State Administration for Market Regulation, or SAMR (established by merged State Administration of Industry and Commerce, or the SAIC, the General Administration of Quality Supervision, Inspection and Quarantine and the China Food and Drug Administration according to 2018 Institutional Reform Plan), pursuant to the relevant PRC laws and regulations. If the relevant PRC government authorities discover or determine that Beijing Dasheng Zhixing Technology Co., Ltd., or Dasheng Zhixing, and Shenzhen Dasheng ZhiYun Technology Co., Ltd., or Daheng Zhiyun conduct business at unregistered business premises, it may order Dasheng Zhixing and Dasheng Zhiyun to make correction within a given period or to cease the use of such unregistered business premises as its business premises, and may concurrently levy a fine up to RMB100,000 respectively. As of the date of this annual report, we are not aware of any claims or actions being contemplated or initiated by governmental authorities or any other third parties with respect to our use of unregistered business premises to conduct our business in PRC. However, we cannot assure you that our use of such unregistered business premises will not be challenged. In addition, all of our leasehold interests in leased properties have not been registered with the relevant PRC governmental authorities as required by PRC law, which may expose us to potential fines.

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

We accept payments using a variety of methods, including bank transfers, online payments with credit cards and debit cards issued by major banks in China, and payment through third-party online payment platforms such as Alipay, WeChat Pay, China Merchants Bank Aggregate Paying Platform, Airwallex and Paypal. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be susceptible to fraud and other illegal activities in connection with the various payment methods we offer. We are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and become unable to accept credit and debit card payments from our students, process electronic funds transfers or facilitate other types of online payments, and our business, financial condition and results of operations could be materially and adversely affected.

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

Currency fluctuations in foreign currencies, including Philippine Pesos, Hong Kong dollars or U.S. dollars against Renminbi could increase our expenses and materially and adversely affect our results of operations.

Our revenues are mainly denominated in Renminbi, and a significant portion of our costs are incurred in the foreign currencies, such as Philippine Pesos and U.S. dollars, including service fee payments to nearly all of our foreign teachers. We engage independently contracted teachers and lease properties in the Philippines. We are exposed to the risk of cost increases due to inflation in the Philippines and the depreciation of Renminbi. Since the third quarter of 2015, we have offered one-on-one lessons with independently contracted global teachers whose payments are made in U.S. dollars. We are therefore exposed to the risk of an increase in the value of the U.S. dollars against Renminbi, which would increase our expenses. Currency fluctuations in the Philippine Peso, Hong Kong dollars or U.S. dollars against Renminbi could create economic instability that may increase our expenses and harm our business operations.

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

We are subject to certain regional political, regulatory and economic risks that may have a material adverse effect on our results of operations.

We are developing overseas business in countries and regions other than China. Accordingly, our business, results of operations and financial condition may be materially and adversely affected by significant political, social and economic developments in the those places or changes in laws and regulations of those places. Any changes in the political and economic conditions of those places could materially affect our business and results of operations. Any failure to comply with regulations in those places could subject us to legal and reputational risks.

Our results of operations have been and may continue to be subject to seasonal fluctuations.

Our industry generally experiences seasonality, reflecting a combination of traditional education industry patterns and new patterns associated with the online platform in particular. Seasonal fluctuations affected our business when we focused on lessons for Chinese K-12 students, and may continue to affect our business as we shift to new business models. Due to our limited operating history and the fact that we are shifting our focus from lessons for Chinese K-12 students to new business models and service offerings, the seasonal trends that we have experienced in the past may not be indicative of our future operating results. Our financial condition and results of operations for future periods may continue to fluctuate. As a result, the trading price of our ADSs may fluctuate from time to time due to seasonality

We have granted options and restricted share units, and may continue to grant options, restricted share units and other types of awards under our share incentive plans, which may result in increased share-based compensation expenses.

We adopted share incentive plans in September 2013, or the 2013 Plan, and in December 2014, or the 2014 Plan. The 2014 Plan was amended in February 2016. Under the 2013 Plan and the 2014 Plan, we are authorized to grant options or share purchase rights to purchase up to an aggregate of 36,229,922 Class A ordinary shares as of the date of this annual report. In May 2016, we adopted the 2016 share incentive plan, or the 2016 Plan, pursuant to which a maximum of 4,600,000 Class A ordinary shares may be issued pursuant to all awards granted thereunder. Beginning in 2017, the number of shares reserved for future issuances under the 2016 Plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors, during the term of the 2016 Plan. As of January 1, 2022, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards granted under the 2016 Plan was increased to 32,781,073. As of February 28, 2022, options to purchase a total of 10,629,390 Class A ordinary shares were issued and outstanding, and nil restricted share units were outstanding under the 2013 Plan and the 2014 Plan. As of February 28, 2022, 9,398,985 restricted share units were outstanding under the 2016 Plan. As a result of grants and potential future grants under the 2013 Plan, the 2014 Plan and the 2016 Plan, we have incurred and will continue to incur share-based compensation expenses. We have recognized share-based compensation expense in the amount of RMB27.1 million (US$4.2 million) in 2021. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We have limited insurance coverage for our operations in China and the foreign countries and regions where we operate our business, which could expose us to significant costs and business disruption.

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

If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Our management and our independent registered public accounting firm, which has issued an attestation report, identified two material weaknesses in our internal control over financial reporting as of December 31, 2021, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States (PCAOB).

As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. One material weakness identified relates to the lack of sufficient competent financial reporting and accounting personnel to (i) timely identify and assess accounting implications of complex transactions and changes in our service offerings, (ii) design and implement effective control to ensure data completeness and accuracy related to certain complex transactions, and (iii) timely perform account reconciliations in period-end closing and prepare disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. The other material weakness identified relates to the lack of sufficient competent internal audit personnel to timely and effectively monitor and evaluate internal control over financial reporting and assist managing financial and operational risks. We are implementing and will continue to implement a number of measures to address these material weaknesses and other deficiencies that have been identified. For details, see “Item 15. Controls and Procedures.” However, we cannot assure you that we will be able to continuously implement these measures to effectively remediate our material weaknesses, or that we will not identify additional material weaknesses or significant deficiencies in the future.

If we fail to remediate these material weaknesses or to discover and address any other control deficiencies, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

Rising international political tension, including changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our investor sentiment.

The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. In January 2020, the “Phase One” agreement was signed between the United States and China on trade matters. However, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the U.S., tax policy related to international commerce, or other trade matters. Against this backdrop, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government. For example, the Ministry of Commerce of China published Measures for Blocking Improper Extraterritorial Application of Foreign Laws and Measures in January 2021 to counter restrictions imposed by extraterritorial application of foreign laws and measures upon any Chinese citizen, legal person or other organization from conducting normal economic and trade activities and relevant activities with any third country (region) or its citizen, legal person or other organization. Rising trade and political tensions, including those arising from the conflict in Ukraine and sanctions on Russia, could reduce levels of trades, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies. It could also adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our overseas expansion, our financial condition, and results of operations.

While we currently don’t operate U.S.-related cross-border business, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our services, impact our competitive position or prevent us from providing services in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition and results of operations.

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

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership in entities that provide value-added telecommunication services is generally subject to restrictions under current PRC laws and regulations. Specifically, foreign ownership of an internet information service provider may not exceed 50%, and the major foreign investor is required to have a record of good performance and operating experience in managing value-added telecommunications business.

We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. To ensure compliance with the PRC laws and regulations, we conduct our foreign investment-restricted business in China through our VIE, which currently holds the value-added telecommunication business license based on a series of contractual arrangements by and among our WFOEs, our PRC consolidated VIEs and their shareholders. These contractual agreements enable us to (i) exercise effective control over our PRC consolidated VIEs, (ii) receive substantially all of the economic benefits of our PRC consolidated VIEs, and (iii) have an exclusive call option to purchase all or part of the equity interests in our PRC consolidated VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we exert control over our PRC consolidated VIEs and consolidate financial results of our PRC consolidated VIEs in our financial statements under U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for further details.

We are a Cayman Islands company and our PRC subsidiaries, Beijing Dasheng Online Technology Co., Ltd., or Dasheng Online, Hainan Dasheng International Technology Co.,Ltd., or Hainan Dasheng, and Beijing Helloworld Online Technology Co., Ltd, or Helloworld Online, are considered as foreign-invested enterprises. To comply with PRC laws and regulations, we operate our www.51talk.com website through our PRC consolidated VIEs. Shenzhen Zhixing, the wholly-owned subsidiary of Dasheng Zhixing, holds our ICP License for www.51talk.com. Dasheng Zhixing is 72.2750% owned by Mr. Jack Jiajia Huang, 25.7250% owned by Ms. Ting Shu, and 2.0000% owned by Mr. Caijian Jia.

We operate our overseas business through Helloworld Online Education Group (HK) Limited . We operate our research on video and audio technologies through one of our PRC consolidated VIEs, Shenzhen Dasheng Zhiyun Technology Co., Ltd., or Dasheng Zhiyun. Dasheng Zhiyun is 80% owned by Mr. Jack Jiajia Huang, 10% owned by Mr. Caijian Jia, and 10% owned by Mr. Jing Chen. All shareholders of our PRC consolidated VIEs are PRC citizens. Our holding company in the Cayman Islands, our variable interest entity, and investments in our Company face uncertainty in potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our variable interest entity and consequently, the business, financial condition, and results of operations of our variable interest entity and our Company as a group. In addition, our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our variable interest entity which contributed substantially all of our revenues in 2021. If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in value-added telecommunication services, or if the PRC government otherwise finds that we, our variable interest entity, or any of our subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations or failures, including, without limitation:

●	revoking the business licenses and/or operating licenses of such entities;
●	discontinuing or placing restrictions or onerous conditions on our operations through any transactions between PRC subsidiaries and our variable interest entity;
●	imposing fines, confiscating the income from our PRC subsidiaries or our variable interest entity, or imposing other requirements with which we or our VIEs may not be able to comply;
●	placing restrictions on our right to collect revenues;
●	shutting down our servers or blocking our mini programs;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIEs and deregistering the equity pledges of our VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIEs; or
●	restricting or prohibiting our use of the proceeds of any of our offshore financings to finance our business and operations in China.

Furthermore, it is uncertain whether any new PRC laws, rules or regulations relating to contractual arrangements will be adopted or if adopted, what they would provide. For example, the National People’s Congress approved the Foreign Investment Law on March 15, 2019, the State Council approved the Regulations on Implementing the Foreign Investment Law on December 12, 2019, effective from January 1, 2020, and the Supreme People’s Court of China issued a judicial interpretation on the Foreign Investment Law on December 27, 2019, effective from January 1, 2020. The Foreign Investment Law and its implementation regulations do not touch upon the relevant concepts and regulatory regimes that were historically suggested for the regulation of the variable interest entity structures, and thus this regulatory topic remains unclear under the Foreign Investment Law. There are substantial uncertainties exist with respect to the implementation and interpretation of the Foreign Investment Law and its implementation regulations, and it is also possible that variable interest entity will be deemed as foreign invested enterprises and be subject to restrictions in the future. Such restrictions may cause interruptions to our operations, products and services and may incur additional compliance cost, which may in turn materially and adversely affect our business, financial condition and results of operations. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our current corporate structure and business operations may be substantially affected by the Foreign Investment Law.”

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn have a material adverse effect on our business, financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of our PRC consolidated VIEs in China that most significantly impact its economic performance, and/or our failure to receive the economic benefits and residual returns from our consolidated variable interest entity, and we are not able to restructure our ownership structure and operations in a satisfactory manner, we may not be able to consolidate the financial results of our VIE in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our PRC consolidated VIEs and their respective shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.

We have to rely on the contractual arrangements with our PRC consolidated VIEs and their shareholders to operate the business in areas where foreign ownership is restricted, including provision of certain value-added telecommunication services. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangement with Our PRC consolidated VIEs and Their Shareholders.” These contractual arrangements, however, may not be as effective as direct ownership in providing us with control over our PRC consolidated VIEs. For example, our PRC consolidated VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of our PRC consolidated VIEs in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our PRC consolidated VIEs in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our PRC consolidated VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our PRC consolidated VIEs and its shareholders of their obligations under the contracts to exercise control over our PRC consolidated VIEs. The shareholders of our PRC consolidated VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our PRC consolidated VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Meanwhile, there are very few precedents as to whether contractual arrangements would be judged to form effective control over the relevant VIE through the contractual arrangements, or how contractual arrangements in the context of a VIE should be interpreted or enforced by the PRC courts. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the VIE contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our PRC consolidated VIEs, and our ability to conduct our business may be materially adversely affected. Therefore, our contractual arrangements with our PRC consolidated VIEs may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our PRC consolidated VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If our PRC consolidated VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For example, if the shareholders of our PRC consolidated VIEs were to refuse to transfer their equity interests in our PRC consolidated VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in our PRC consolidated VIEs, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of our PRC consolidated VIEs and third parties were to impair our control over our PRC consolidated VIEs, our ability to consolidate the financial results of our PRC consolidated VIEs would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our PRC consolidated VIEs, and our ability to conduct our business may be negatively affected.

The shareholders of our PRC consolidated VIEs may have actual or potential conflicts of interest with us.

The shareholders of our PRC consolidated VIEs may have actual or potential conflicts of interest with us. Dasheng Zhixing is owned by Mr. Jack Jiajia Huang,Ms. Ting Shu and Mr. Caijian Jia. Dasheng Helloworld is 100% owned by Mr. Jack Jiajia Huang. Dasheng Zhiyun is 80% owned by Mr. Jack Jiajia Huang, 10% owned by Mr. Caijian Jia, and 10% owned by Mr. Jing Chen. Tianjin Xiangyue is 95% owned by Mr. Zichun Zhao and 5% owned by Ms. Yu Deng. Beijing Kaola is 100% owned by Mr. Zichun Zhao. These shareholders may breach, or cause our PRC consolidated VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our PRC consolidated VIEs, which would have a material and adverse effect on our ability to effectively control our PRC consolidated VIEs and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with our VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive call option agreements with these shareholders to request them to transfer all of their equity interests in the VIE to a PRC entity or individual designated by us, to the extent permitted by PRC law. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to our company that requires them to act in good faith and in what they believe to be the best interests of our company and not to use their position for personal gains. The shareholders of our PRC consolidated VIEs have executed powers of attorney to appoint our WFOEs to vote on their behalf and exercise voting rights as shareholders of our PRC consolidated VIEs. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our PRC consolidated VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of our PRC consolidated VIEs may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in our PRC consolidated VIEs and the validity or enforceability of our contractual arrangements with our PRC consolidated VIEs and their shareholders. For example, in the event that any of the shareholders of our VIE divorces his or her spouse, the spouse may claim that the equity interest of the VIE held by such shareholder is part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over the VIE by us. Despite that we have received a consent letter from the spouse of an individual nominee shareholder of our VIE where such spouse undertakes that he or she would not take any actions to interfere with the contractual arrangements through which we control our VIE, including by claiming that the equity interest of our VIE held by such shareholder is part of his or her marital or community property, we cannot assure you that these undertakings will be complied with or effectively enforced. In the event that any of them is breached or becomes unenforceable, leading to legal proceedings, our business could be disrupted, our management’s attention could be distracted and we could be subject to substantial uncertainties as to the outcome of any such legal proceedings. Similarly, although we have clauses in the contractual arrangements providing that the agreements shall have binding effects on permitted assignees and successors, if any of the equity interests of our VIE is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over the VIE or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

Although under our current contractual arrangements, our PRC consolidated VIEs and their shareholders shall not assign any of their respective rights or obligations to any third party without the prior written consent of our WFOE, we cannot assure you that these undertakings and arrangements will be complied with or effectively enforced. In the case any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to substantial uncertainties as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our PRC consolidated VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC consolidated VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to our PRC consolidated VIEs were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of our PRC consolidated VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our PRC consolidated VIEs for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our PRC consolidated VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our PRC consolidated VIEs’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

Our current corporate structure and business operations may be substantially affected by the Foreign Investment Law.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which took effect on January 1, 2020. Since it is relatively new, substantial uncertainties exist in relation to its interpretation and implementation. The Foreign Investment Law does not explicitly classify whether variable interest entity that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and if yes, how our contractual arrangements should be dealt with.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Version), or the 2021 Negative List, which was jointly promulgated by the MOFCOM and the NDRC on December 27, 2021 and became effective on January 1, 2022. The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries are required to obtain market entry clearance and other approvals from relevant PRC government authorities. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC Regulations—Regulations Relating to Foreign Investment.” If our control over our PRC consolidated VIEs through contractual arrangements are deemed as foreign investment in the future, and any business of our PRC consolidated VIEs is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over our PRC consolidated VIEs may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

We may lose the ability to use and enjoy assets held by our PRC consolidated VIEs that are critical to the operation of our business if our PRC consolidated VIEs declares bankruptcy or become subject to a dissolution or liquidation proceeding.

Our PRC consolidated VIEs hold certain assets that may be critical to the operation of our business. If the shareholders of our PRC consolidated VIEs breach the contractual arrangements and voluntarily liquidate the PRC consolidated VIEs, or if our PRC consolidated VIEs declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. In addition, if our PRC consolidated VIEs undergo an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of its assets, thereby hindering our ability to operate our business, which could materially or adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in China

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business in China primarily through our PRC subsidiaries and our PRC consolidated VIEs. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may intervene in or influence our operations, which could result in a material adverse change in our operation, and our ordinary shares and ADSs may decline in value or become worthless. In 2021, the General Office of State Council, the General Office of Central Committee of the Communist Party of China and the MOE promulgated several regulations, including the Alleviating Burden Opinion, to set out a series of operating requirements on after-school tutoring institutions. Those regulations imposing requirements on after-school tutoring activities and institutions has materially affected our business and operations of results. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. Any of such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of additional industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline or become worthless. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations.

Our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China are still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The retail and consumer industry is highly sensitive to general economic changes. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. The growth rate of the Chinese economy has gradually slowed since 2010, and the impact of COVID-19 on the global and Chinese economy in 2020 was severe and still had some impact in 2021. Any prolonged slowdown in the global and Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. The PRC legal system is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

Our PRC subsidiaries are foreign-invested enterprises and are subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies incorporated in China. However, since these laws and regulations are relatively new and the PRC legal system continues to evolve, the interpretations and enforcement of these laws, regulations and rules involve uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

Furthermore, on July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Combating Illegal Securities Activities, which request improvement on the laws and regulations related to data security, cross-border data transfer and the management of confidential information, strengthening principal responsibility for the information security of overseas listed companies, strengthening standardized mechanisms for providing cross-border information, and improvement of cross-border audit regulatory cooperation in accordance with the law and the principle of reciprocity. However, these opinions were newly issued, and there were no further explanations or detailed rules or regulations with respect to such opinions, and there are still uncertainties regarding the interpretation and implementation of these opinions.

These and other similar legal and regulatory developments could lead to legal and economic uncertainty, affect how we operate our business and how we process and use data, which could negatively impact demand for our products. We may incur substantial costs to comply with such laws and regulations, to meet the demands of our customers relating to their own compliance with applicable laws and regulations, and to establish and maintain internal compliance policies.

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB.

As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Therefore, we expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form 20-F.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.

Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the U.S. have negatively impacted stock prices for such companies. Various equity-based research organizations have published reports on China-based companies after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in the ADS trading price, and increased directors and officers insurance premiums and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

We have been and may continue to be adversely affected by the complexity, uncertainties and changes in PRC regulation on Online Education.

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

On April 7, 2021, the State Council promulgated the Amended Implementation Rules for the Private Education Law, or the Amended PE Implementation Rules, which became effective on September 1, 2021. The Amended PE Implementation Rules stipulates that social organizations and individuals are prohibited from controlling a private school that provides compulsory education or a non-profit private school that provides pre-school education through mergers and acquisitions and control agreements. A private school providing compulsory education is prohibited from conducting transactions with its related party. Relevant government authorities shall enhance the supervision on the agreements entered into between non-profit private schools and its related party and shall review such transaction on an annual basis; online education activities using internet technology are encouraged by the regulatory authorities and shall comply with laws and regulations related to internet management. A private school engaging in online education activities using internet technology shall obtain the relevant private school operating permit. It shall also establish and implement internet security management systems and take technical security measures. Upon discovery of any information whose release or transmission is prohibited by applicable laws or regulations, the private school shall immediately cease the transmission of that information and take further remedial actions, such as deleting that information, to prevent it from spreading. Records pertaining to the situation shall be kept and reported to the appropriate authorities.

On July 24, 2021, the General Office of State Council and the General Office of Central Committee of the Communist Party of China promulgated the Alleviating Burden Opinion, subject to which, online Academic AST Institutions that have filed with the local education administration authorities will be subject to review and re-approval procedures by competent government authorities, and any failure to obtain such approval will result in the cancellation of its previous filing and ICP license.

In addition, the differences between “training services” and “educational consulting services” were unclear under PRC law with no laws specifically providing that the scope of “educational consulting services” is not broad enough to cover “after-school training services” until August 6, 2018 when the State Council issued the Opinion on the Development of Supervising After-school Tutoring Institutions, or the State Council Circular 80, which explicitly provides that after-school training institutions shall not provide training services to primary and secondary students in the form of consulting. We operate our online education services in China primarily through Dasheng Zhixing before the fourth quarter of 2021 and through Shenzhen Zhixing after the fourth quarter of 2021 whose permitted scope of business as set forth in its business license includes educational consulting, but does not explicitly cover the provision of training services to primary and secondary students. While it remains unclear whether the State Council Circular 80 would be applied equally to both offline and online education services, due to the prohibition under the State Council Circular 80 on the provision of training services to primary and secondary students in the form of consulting, we cannot assure you that government authorities would not take a view that Dasheng Zhixing is operating beyond its permitted scope of business, in which case we may be subject to fines or confiscation of the gains derived from the non-compliant operations and may be required to cease the non-compliant operations.

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

We have been making efforts to comply with the Online After-School Training Opinions by, for example, making changes to our class schedule and tuition collection method, notifying our instructors of the requirement to obtain the necessary teacher qualification licenses, and obtaining the ICP license and the certificate of Information System Security Grade Protection Record. As of the date of this annual report, we have no outstanding written notice of warning from, or been subject to penalties imposed by, the relevant government authorities for alleged failure by us to comply with the Online After-School Training Opinions. We have completed the filing as required under the Online After-School Training Opinions and the Opinions on Educational Applications. Nevertheless, we cannot assure you that we will and comply with other regulatory requirements under the Online After- School Training Opinions, the Opinions on Educational Applications and their related local rules in a timely manner, or at all. If we fail to comply with other applicable regulatory requirements, we may be subject to orders to transform our operations toward compliance, fines, or other regulatory orders to suspend our operations or other regulatory and disciplinary sanctions.

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

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, Cyberspace Administration of China (with the involvement of the State Council Information Office, the Ministry of Industry and Information Technology, or the MIIT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

The Cybersecurity Review Measures, which became effective on June 1, 2020, set forth the cybersecurity review mechanism for critical information infrastructure operators, and provided that critical information infrastructure operators who intend to purchase internet products and services that affect or may affect national security shall be subject to a cybersecurity review. On December 28, 2021, the Cyberspace Administration of China and 12 other government authorities published the Revised Cybersecurity Review Measures, which came into effect on February 15, 2022 and superseded the Cybersecurity Review Measures. The Revised Cybersecurity Review Measures provide that the relevant operators shall apply with the Cybersecurity Review Office of the Cyberspace Administration of China for a cybersecurity review under the following circumstances: (i) internet platform operators holding over one million individuals’ personal information aiming for foreign listing, (ii) operators of “critical information infrastructure” that intend to purchase internet products and services that will or may affect national security, and (iii) internet platform operators carrying out data processing that affect or may affect national security. However, there is not any further explanation or interpretation for “foreign listing” or “affect or may affect national security” under the Revised Cybersecurity Review Measures.

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

The Circular on Strengthening the Administration of Foreign Investment in an Operation of Value-added Telecommunications Business, issued by the MIIT in July 2006, prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this circular, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. If an ICP license holder fails to comply with the requirements and also fails to remediate such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP license. Currently, Dasheng Zhixing, our PRC consolidated VIE, Shenzhen Zhixing and Dasheng Zhiyun hold ICP licenses. Shenzhen Zhixing operates our website and owns the relevant domain names and has the necessary personnel to operate such website.

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

We have been and may continue to be adversely affected by the complexity, uncertainties and changes in PRC regulation on After-School Tutoring

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

On August 6, 2018, the General Office of the State Council issued an Opinion on Supervising the Development of After-school Tutoring Institutions, or State Council Circular 80, with a position to encourage primary and secondary school students’ training in interests, hobbies, innovation and practice ability, and to standardize the subject-matter of traditional disciplines such that the level and degree of content taught by after-school tutoring providers in these traditional disciplines are aligned and consistent with the content being taught to the same students at school. One operating standard set out by State Council Circular 80 is that no in-service primary and secondary school teachers may be employed in an after-school tutoring institution and any teachers engaged in knowledge training of disciplines such as Chinese, mathematics, English, physics, chemistry and biology shall have corresponding teacher qualifications. Only after obtaining a school operating permit and a business license (or the certificate of public institution as legal person or the registration certificate of a non-governmental non-enterprise entity) upon registration can an after-school tutoring institution provide training service.

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

On March 30, 2021, the MOE promulgated the Guiding Opinions of the Ministry of Education on Vigorously Promoting the Scientific Connection of Kindergartens and Primary Schools, which prohibits after-school tutoring institutions from providing training for pre-school children in violation of regulations and provides that after-school tutoring institutions in violation of regulations above shall be included in the blacklist.

On April 8, 2021, the General Office of the MOE enacted the Notice of Strengthening the Management of Homework for Compulsory Education, which requires that the local governments shall implement prohibition measures on leaving homework as an important part of the daily supervision on after-school tutoring institutions in accordance with relevant regulations, and in order to avoid reducing the burden in schools but increasing the burden after-school, after-school tutoring institutions shall not leave homework to primary and secondary school students.

On July 24, 2021, the General Office of State Council and the General Office of Central Committee of the Communist Party of China jointly promulgated the Alleviating Burden Opinion, which provides that, among other things, (i) local government authorities shall no longer approve new after-school tutoring institutions providing tutoring services on academic subjects for students in compulsory education, or the Academic AST Institutions, and the existing after-school tutoring institutions providing tutoring services on academic subjects shall be registered as non-profit; (ii) online Academic AST Institutions that have filed with the local education administration authorities providing tutoring services on academic subjects shall be subject to review and re-approval procedures by competent government authorities, and any failure to obtain such approval will result in the cancellation of its previous filing and ICP license; (iii) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities and listed companies are prohibited from investing in Academic AST Institutions through capital markets fund raising activities, or acquiring assets of Academic AST Institutions by paying cash or issuing securities; (iv) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities ; and (v) foreigners outside of the PRC are prohibited to be hired to conduct tutoring activities..

On July 28, 2021, the General Office of MOE promulgated the Notice on Further Clarifying the Scope of Academic Subjects and Non-Academic Subjects of After-School Tutoring in the Compulsory Education, which specifies that according to the national curriculum on compulsory education, when after-school institutions carry out tutoring, morality and rule of law, Chinese, history, geography, mathematics, foreign language (including English, Japanese, Russian), physics, chemistry and biology are classified as academic subjects, while sports (or sports and health), art (or music, art), and comprehensive practical activities (including information technology education, labor and technology education) are classified as non-academic subjects.

On November 8, 2021, the General Office of MOE promulgated the Guidance of Identification of the Classification of Subjects of After-School Tutoring in the Compulsory Education, or the Identification Guidance. It is provided as indicators of the identification of an academic subject that (i) whether the purpose of the tutoring is mainly to boost the grades of academic subjects and guided by academic knowledge and skill training; (ii) whether the content of the tutoring is mainly the academic subject knowledge of morality and rule of law, Chinese, history, geography, mathematics, foreign language (including English, Japanese, Russian), physics, chemistry and biology; (iii) the form of the tutoring primarily consists of lectures, demonstrations, interaction, or other ways of the teachers (including virtual persons, artificial intelligence, etc.), focusing on the explanation of academic knowledge, listening, speaking, reading, writing, arithmetic, and other academic subject skills trainings; and (iv) the result review of the tutoring is materially based on grades, outcomes of examinations or other factors, focusing on the selection of the students. The Identification Guidance establishes a classification guiding mechanism in which the lower education administration authorities shall consult with the higher education administration authorities to conduct further research before making any decision if a situation is in great controversy or difficult to classification.

On August 2, 2021, the Department of Education of Guangdong Province issued the Notice on Resolutely Implementing the Work on Further Alleviating the Burden of After-School Tutoring for Students in Compulsory Education, to implement the Alleviating Burden Opinion, which provides, among others, that (i) no new Academic AST Institutions will be approved, while non-Academic AST Institutions that provide tutoring services of sports (or sports and health), art (or music, art), and comprehensive practical activities (including information technology education, labor and technology education) etc. shall be regulated in accordance with relevant national and local regulations; (ii) Academic AST Institutions shall cease the sale of lessons in any national holiday, weekend, or winter and summer school break; (iii) with respect to the Academic AST lessons having been sold before the promulgation of the Alleviating Burden Opinion, refunds shall be made if insisted, and historical issues shall be properly addressed in accordance with the Alleviating Burden Opinion if refunds are not accepted by students’ parents; and (iv) the regulation on fee collection of AST Institutions, including the prepaid fees, shall be strengthened. For further implementation, the Department of Education of Guangdong Province and other local government authorities have circulated other regulations concerning the AST services since then from time to time, including, among others, the Notices on Strengthening the Regulation on the Prepaid Funds of After-School Tutoring Institutions by the Department of Education of Guangzhou Province jointly with the Guangdong Branch of China Central Bank and the Guangdong Office of China Banking and Insurance Regulatory Commission on October 9, 2021, subject to which, all regions and units within Guangdong province shall, in combination with their local actual conditions, coordinate banks, insurance companies and other financial institutions to supervise the risk management and control training loans for prepayment of AST Institutions by means of third-party custody, risk reserve or otherwise.

On August 14, 2021, the Beijing Municipality Government and the Beijing Municipal Committee of the Communist Party of China jointly published the full text of the Beijing Municipality’s Measures to Further Reduce the Burden of Homework and After-School Tutoring on Students in Compulsory Education in Beijing, or the Beijing Measures, to implement the Alleviating Burden Opinion. The Beijing Measures provide, among others, that (i) no new Academic AST Institutions will be approved, while existing Academic AST Institutions will be subject to review and re-registration aimed at reducing their numbers by phases; the remaining Academic AST Institutions shall all be registered as non-profit; (ii) online Academic AST Institutions previously filed with the local education administration authorities will be subject to review and re-approval; the registration and ICP license of any disqualifying online Academic AST Institutions will be rescinded; (iii) after-school tutoring institutions are strictly prohibited from providing tutoring services on academic subjects during any national holiday, weekend, winter and summer break period; (iv) Academic AST Institutions are prohibited from (a) offering classes over contents outside of or in advance of the school curriculum, (b) offering classes based on any foreign curriculum, (c) soliciting and recruiting school teacher by offering excessive compensation, or (d) employing foreign personnel abroad to carry out training activities; non-Academic AST Institutions providers are prohibited from offering tutoring services on academic subjects; (v) prices for Academic AST Institutions will need to follow the guidelines from the government to prevent any excessive charging or excessive profit-seeking activity; (vi) Academic AST Institutions are prohibited from financing by way of listing its securities or conducting other capital market activities; listed companies may not invest in Academic AST Institutions through capital markets fundraising activities, and may not acquire assets of Academic AST Institutions by paying cash or issuing securities; foreign capital is prohibited from controlling or participating in Academic AST Institutions through merger and acquisitions, entrusted operations, joining franchise or using variable interest entities.

On August 25, 2021, the General Office of MOE issued the Administrative Measures for After-School Tutoring Materials for Primary and Secondary School Students (for Trial Implementation), which provide that, among others, (i) after-school tutoring materials for primary and secondary school students and staff preparing such tutoring materials shall meet certain requirements specified in such measures, which include, among others, tutoring materials shall follow the national curriculum standard and shall not provide contents in advance of the school curriculum; (ii) after-school tutoring institutions shall establish internal management system for the tutoring materials and the staff preparing such tutoring materials; (iii) after-school tutoring institutions shall conduct internal review of the tutoring materials and the local education administrations shall conduct external review of the tutoring materials; (iv) after-school tutoring institutions may only use tutoring materials that have been internally and externally reviewed or if the materials have been officially published; (v) after school tutoring institutions shall file with the relevant education administrations the tutoring materials and the staff preparing such materials; (vi) after-school tutoring institutions in violation of the measures will be subject to rectification and shall not use the relevant tutoring materials during the rectification period; if the after-school tutoring institution refuses to rectify within the time limit or if the violation is severe, its private school operating permit may be revoked by the local education administration.

On August 30, 2021, the MOE published on its official website that the MOE, together with two other government authorities, issued a circular requiring all Academic AST Institutions to complete registration as non-profit by the end of 2021, and all Academic AST Institutions shall, before completing such registration, suspend enrollment of students and charging fees.

On September 2, 2021, the NDRC, the MOE and the SAMR jointly promulgated a Circular on Strengthening the Supervision over Fees for After-School Tutoring on Academic Subjects in Compulsory Education Stage, which provides that fees charged for online and offline after-school tutoring on academic subjects in compulsory education are subject to government-guided prices determined by local education administrations. The circular further provides that by the end of June each year, after-school tutoring institutions shall file with the local education administration, development and reform administration and market regulation administration the enrollment brochures, fee standards, teacher qualifications and other materials, along with incomes, costs, profits, related-party transactions and policy implementation information for the previous year.

On September 9, 2021, the General Office of MOE and the General Office of the Ministry of Human Resources and Social Welfare jointly issued the Administrative Measures for Practitioners of the After-School Tutoring Institutions (for Trial Implementation), which set out a series of requirements for the after-school tutoring institutions with respect to their employed teachers, research staff and teaching assistants of Chinese nationality. Recruitment and employment of non-Chinese nationals shall comply with relevant applicable regulations of China. After-school tutoring institutions in violation of such requirements will be subject to rectification. If an after-school tutoring institution violates the requirements several times or violates several requirements, such after-school tutoring institution is prohibited from enrollment of students and shall not conduct tutoring activities during the rectification period; and if the after-school tutoring institution refuses to rectify within the time limit or if the violation is severe, its private school operating permit may be revoked by the local education administration.

On September 10, 2021, the MOE and five other authorities jointly issued the Notice on Effectively Carrying out Change from Record-filing to Approval of Existing Online Curriculum-subject Tutoring Institutions, which specifies the review and re-approval procedures of online Academic AST Institutions that have filed with the local education administration authorities required under the Alleviating Burden Opinion.

On November 3, 2021, the SAMR and seven other authorities jointly issued the Notice on Advertisement Control of the After-School Tutoring, which prohibits online and offline after-school advertisements targeting primary and secondary school (including kindergarten) students, regardless of academic subjects or non-academic subjects of the tutoring.

On October 21, 2021, the MOE and six other authorities jointly issued the Notice on Enhancing the Regulation of the Pre-Payment of Fees Collected by After-School Tutoring Institutions, which requires the thorough utilization of the Form of Service Contract for After-school Training Provided to Primary and Secondary School Students and prohibits infringements of students’ legal rights and interests by means of standard terms. The Notice provides, among others, that (i) it is forbidden to induce parents of primary and secondary school students to use installment loans to pay for tuition fees; (ii) tuition fees collected by an after-school tutoring institution shall not be collected in a lump sum for more than 60 course sessions when charged based on the number of classes, or for a course length of more than three months when charged based on the length of the course; and (iii) an after-school tutoring institution shall set up an escrow bank account for pre-payment tuition fees it collects and the bank will provide escrow services without charging from the after-school tutoring institution and students.

We have been making efforts to comply with the Online After-School Training Opinions. But still, certain aspects of our online class business may be deemed to be not in full compliance with the Online After-School Training Opinions. In September 2021, we were notified by Beijing Municipal Education Commission that our certain tutoring activities, such as providing online tutoring after 9:00 pm, providing tutoring services during national holidays, weekends and school breaks and selling tutoring lessons taught by foreign teachers, were not in compliance with the requirements of Beijing Municipal Education Commission and were required to rectify. Certain of such tutoring activities may also violate the Online After-School Training Opinions, and as a result, we may also face sanctions under the Online After-School Training Opinions. We have taken various corrective measures as required by the authorities. However, we cannot assure you the corrective measures we have taken will be deemed adequate by the authorities and we will not be subject to any other penalties or legal sanctions in the future for our tutoring activities.

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

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where they operate their businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Dasheng Zhixing, our PRC operating entity and Dasheng Online, our PRC subsidiary, have not made adequate employee benefit payments and we have recorded accruals for estimated underpaid amounts of RMB16.1 million, RMB5.2million, and RMB2.1 million (US$0.3 million) as of December 31, 2019, 2020 and 2021, respectively, in our financial statements. Our failure in making contributions to various employee benefit plans and in complying with applicable PRC labor-related laws may subject us to late payment penalties. We may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

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

We operate an online platform that provides online tutoring programs to students through the internet, and all of our PRC subsidiaries and our PRC consolidated VIEs are registered as commercial enterprises. On December 29, 2017, the People’s Government of Shanghai promulgated the Administration Measures of Shanghai Municipality on the Commercial Private Training Institutions, pursuant to which establishment of commercial private schools for cultural education or vocational skills training are required to obtain a private school operating permit, while the administration measures applicable to the institutions offering training service only via internet shall be formulated separately. On January 2, 2018, Beijing Municipal Education Commission promulgated Several Opinions on Strengthening the Administration of Private Non-degree Education Institutions in Beijing, where Dasheng Zhixing and Dasheng HelloWorld are incorporated, providing that private training institutions carrying out non-academic qualifications education without obtaining required school operating permit shall be handled in accordance with the Private Education Law. The local government of Wuhan, where Houdezaiwu Online is incorporated, promulgated the Interim Measures of Wuhan for the Administration Private Training Institutions on February 6, 2018, which stipulates that the approval from the comprehensive administrative authority shall be obtained before the establishment of the private training institutions for cultural and educational training. Furthermore, the MOE, jointly with other certain PRC government authorities, promulgated the Implementation Opinions on Regulating Online After-School Training, or the Online After-School Training Opinions, which became effective on July 12, 2019. It requires online after-school institutions to complete filing. As of December 31, 2019, education regulatory authorities in 13 provinces including Shanghai, Beijing and Guangdong jointly with other authorities promulgated plans or detailed rules of regulating online after-school training institutions or exposure draft of implementation rules of online training institutions to further implement the supervision of online after-school training. As of the date of this annual report, we have completed the filing required and have not received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities regarding the conducting of our business beyond authorized business scope or without any approvals and permits. However, we cannot assure you that we will not be subject to any penalties in the future. If the relevant PRC government authorities discover or determine that any of our PRC consolidated VIEs operates beyond its authorized business scope, our PRC consolidated VIEs may be ordered to complete the registration for change of business scope within a given period, failing which any of our PRC consolidated VIEs is subject to a one-time fine of RMB10,000 to RMB100,000, or may be ordered to cease its operation if the relevant authorities determine that any of our PRC consolidated VIEs is operating without any approval or permit required. If we fail to obtain a private school operating permit or to complete the filing required after the local rules or guidelines on registration of pure online commercial training institutions have been promulgated in provinces or cities where our PRC Entities is incorporated, we may be prohibited from continuing operating our current business until we obtain the required permit.

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

The internet industry in China is highly regulated by the PRC government. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC Regulations.” We are required to obtain and maintain various licenses and permits and fulfill registration and filing requirements in order to conduct and operate our business currently carried out, and we may be required to obtained additional licenses or permits for our operations as the interpretation and implementation of current PRC laws and regulations are still evolving, and new laws and regulations may also be promulgated. We currently, through our PRC variable interest entity, Dasheng Zhixing, hold an ICP license for our four websites, which is valid through August 12, 2026, through Shenzhen Zhixing, hold an ICP license for our three websites, which is valid through September 6, 2026, and through Dasheng Zhiyun hold an ICP license for one of our websites, which is valid through September 24, 2026 and is subject to annual review. We, however, may be required to obtain additional licenses or expand the authorized business scope covered under the licenses it currently holds. For example, the contents we use on our websites or mobile apps, including the course materials and video-audio contents we licensed from third parties, may be deemed “Internet cultural products”, and our use of those contents may be regarded as “Internet cultural activities”, thus we may be required to obtain an Internet Culture Business Operating License for provision of those contents through our online platform as currently there is no further official or publicly-available interpretation of those definitions. We currently through Dasheng Zhixing hold a Publication Business Operating License that is valid until April 30, 2022 and such license allows us to sell books, newspapers, periodicals, audio-video products, and electronic publications, both offline and online. However, Shenzhen Zhixing has not obtained the Internet Culture Business Operating License. In addition, our providing content through our online platform may be regarded as “online publishing” and may thus subject us to the requirement of obtaining an Online Publishing License. If we fail to obtain or maintain any of the required licenses or approvals, its continued business operations in the Internet industry may subject it to various penalties, such as confiscation of illegal revenues, fines and the discontinuation or restriction of its operations. Any such disruption in the business operations of our affiliated entities will materially and adversely affect our business, financial condition and results of operations.

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

The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

The M&A Rules requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Combating Illegal Securities Activities, which request improvement on the laws and regulations related to data security, cross-border data transfer and the management of confidential information, strengthening principal responsibility for the information security of overseas listed companies, strengthening standardized mechanisms for providing cross-border information, and improvement of cross-border audit regulatory cooperation in accordance with the law and the principle of reciprocity. However, these opinions were newly issued, and there were no further explanations or detailed rules or regulations with respect to such opinions, and there are still uncertainties regarding the interpretation and implementation of these opinions. On December 24, 2021, the CSRC issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments.

The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Draft Provisions and the Draft Administration Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offing activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after completion of the follow-on offering. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. The Draft Administration Measures also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises. For more details of the Draft Provisions and the Draft Administration Measures, please refer to “Item 4. Information on the Company—B. Business—Overview—Government Regulations—PRC regulations—Regulations Relating to Overseas Listing and M&A.”

As of the date of this annual report, the Draft Provisions and the Draft Administration Measures were released for public comment only. There are uncertainties as to whether the Draft Provisions and the Draft Administration Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft Administration Measures. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures does not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website, the respondent CSRC official indicated that the proposed new filing requirement will start with new companies and the existing companies seeking to carry out activities like follow-on financing. As for the filings for the existing companies, the regulator will grant adequate transition period and apply separate arrangements. The Q&A also addressed the contractual arrangements and pointed out that if relevant domestic laws and regulations have been observed, companies with compliant VIE structure may seek overseas listing after completion of the CSRC filings. Nevertheless, it does not specify what qualify as compliant VIE structures and what relevant domestic laws and regulations are required to be complied with. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.

Relatedly, on December 27, 2021, the MOFCOM and the NDRC, jointly issued the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC regulations—Regulations Relating to Foreign Investment.” As the 2021 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Revised Cybersecurity Review Measures and the Draft Measures for Internet Data Security, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. For more details, see “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC regulations—Regulations Relating to Privacy Protection and Cybersecurity.” Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

Risks Related to Our ADSs

We face possible delisting by the NYSE due to incompliance with the continued listing standards of the NYSE.

We received a deficiency letter from the NYSE dated December 20, 2021 notifying us that we were not in compliance with the continued listing standards of the NYSE. The noncompliance arose from our total market capitalization deficiency as our total market capitalization was less than $50 million over a 30 trading-day period and our stockholders’ equity was less than $50 million. Our total market capitalization remains subject to wide fluctuations due to factors beyond our control, such as broad market industry and regulatory factors, and may thus continue to fall. As required by the NYSE Listed Company Manual, we have submitted a detailed plan of compliance to the NYSE, advising the NYSE of the actions we have taken, or plans to take, that would bring us into compliance with the continued listing standards within 18 months of receipt of the deficiency letter. The NYSE has agreed to accept our submission and according to the acceptance letter, the NYSE will perform quarterly reviews during the 18-month period, during which time failure to maintain our goals outlined in our submission may result in trading suspension. There is no assurance that the we will be able to successfully execute our plan within the required 18-month period and regain compliance. If we fail to return to compliance by the end of that period, the NYSE will delist our ADSs. If that occurs, the liquidity of our securities could be significantly impacted, as any trading in our securities would no longer be executed over the NYSE.

The trading prices of our ADSs have fluctuated and may be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs have fluctuated since we first listed our ADSs and experienced a significant decline in 2021 primarily as a result of the regulatory changes in China. In 2021, the trading price of our ADSs ranged from US$0.98 to US$ 29.6 per ADS. The market price and trading volume for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including, but not limited to, the following:

●	the financial projections that we may choose to provide to the public, any changes in those projections or our failure for any reason to meet those projections;
●	variations in our net revenues, net loss/income and cash flow;
●	changes in the economic performance or market valuation of other education companies;
●	announcements of new investments, acquisitions by us or our competitors, strategic partnerships, joint ventures or capital commitments;
●	announcements of new services and expansions by us or our competitors;
●	detrimental negative publicity about us, our competitors or our industry;
●	changes in financial estimates by securities analysts;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
●	potential litigation or regulatory investigations and other actions;
●	substantial sales or perception of sales of our ADSs in the public market;
●	fluctuations in market prices for our products;
●	any share repurchase program;

●	outbreaks of health epidemics, natural disasters, and other extraordinary events; and
●	general economic, regulatory or political conditions in China , the U.S. and the overseas markets in which we operate

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. In addition, the stock market in general, and the market prices for companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some PRC companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities particularly in 2021. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other PRC companies may also negatively affect the attitudes of investors towards PRC-based companies in general, including us, regardless of whether we have conducted any inappropriate activities. Further, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets. Moreover, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect operating performance. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, some of whom have been granted restricted share units under our share incentive plan.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States holders of our ADSs or ordinary shares to significant adverse United States federal income tax consequences.

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

As of December 31, 2021, we had repurchased an aggregate of 381,078 ADSs for US$7.5 million on the open market under these programs, at an average price of US$19.66 per ADS. Our share repurchase programs could affect the price of our stock and increase volatility and may be suspended or terminated at any time.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share, with Class A and Class B ordinary shares voting together as one class on all matters subject to a shareholders’ vote. As of February 28, 2022, our Class B ordinary shares represent 31.0% of our total outstanding ordinary shares on an as-converted basis and entitle their holders to 81.8% of our total voting power.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act of the Cayman Islands (2022 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and
●	certain audit committee independent requirements in Rule 10A-3 of the Exchange Act.

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

Furthermore, as a Cayman Islands company listed on the NYSE, we are permitted to elect to rely, and have relied, on the home country exemptions afforded to foreign private issuers under NYSE corporate governance rules, including:

●	an exemption from having a board of directors that is composed of a majority of independent directors;
●	an exemption from having an audit committee comprised of at least three members;
●	an exemption from having a compensation committee that is composed entirely of independent directors; and
●	an exemption from having a nominating and governance committee that is composed entirely of independent directors.
●	an exemption from holding an annual meeting of shareholders during each fiscal year.

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

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. As our “emerging growth company” status has expired, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with reasonable certainty the amount of additional costs we may incur or the timing of such costs.

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

In order to facilitate international capital raising of our company, we incorporated China Online Education Group, or COE, to become our offshore holding company under the laws of the Cayman Islands in November 2012. In January 2013, COE HK Co I, was incorporated in Hong Kong as a wholly owned subsidiary of COE. Beijing Dasheng Online Technology Co., Ltd., or Dasheng Online, was set up in June 2013 as a wholly owned subsidiary of COE HK Co I in the PRC.

In October 2014, we undertook an internal reorganization, pursuant to which we established two new subsidiaries, namely 51Talk English International Limited, or COE HK Co II, in Hong Kong and China Online Innovations Inc., or Philippines Co II, in the Philippines. Since the reorganization, foreign teachers delivering paid lessons on our platform have entered into service agreements with COE HK Co II. Furthermore, we transferred the bulk of our Philippine business operations from Philippines Co I to Philippines Co II, and we began to enter into employment agreements with new full-time employees in the Philippines via Philippines Co II. In January 2016, we established a new subsidiary in the Philippines, On Demand English Innovations Inc., or Philippines Co III. In April 2016, we transferred all business operations and most of the assets of Philippines Co I to Philippines Co III. After these internal reorganizations, Philippines Co III conducts our business operations relating to the free trial lessons delivered by our free trial teachers, Philippines Co II conducts the remainder of our business operations in the Philippines, including teacher sourcing, teacher recommendation, teacher training, teacher quality control, course content development and free trial lessons offered by our free trial teachers.

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

In December 2016, we incorporated Shanghai Zhixing HelloWorld Information Consulting Co., Ltd., or Shanghai Zhixing, as a wholly-owned subsidiary of Dasheng Zhixing to conduct our business operations in Shanghai. In January 2017, Wuhan Houdezaiwu Online Technology Co., Ltd., or Houdezaiwu Online, was incorporated as a wholly-owned subsidiary of Dasheng Zhixing to conduct our business operations in Wuhan. In October 2017, Tianjin Dasheng Zhixing Technology Co., Ltd., was incorporated as a wholly-owned subsidiary of Dasheng Zhixing to conduct our business operations in Tianjin, which was subsequently dissolved in October 2019.

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

In September 2019, we announced a US$2.0 million share repurchase program and repurchased an aggregate of 120,448 ADSs at an average purchase price of US$ 7. 09 per ADS in 2019 and 100 ADSs at the price of US$9.51 per ADS in 2020, including repurchase commissions, under this program.

In 2020, we established five branch offices of Beijing Dasheng Zhixing Technology Co., Ltd. , which were respectively located in Ningbo city of Zhejiang province, Jinan city of Shandong province, Hefei city of Anhui province, Changping district of Beijing city and Shijiazhuang city of Hebei province, and one branch office of Wuhan Houdezaiwu Online Technology Co., Ltd. located in Qiaokou district of Wuhan. In 2021, Offices mentioned above in Ningbo, Jinan, Hefei were subsequently dissolved. On June 17, 2020, we completed a registered follow-on public offering, where we issued and sold 327,140 ADSs (including 27,140 ADSs sold from the exercise of over-allotment option) and certain selling shareholders sold 795,542 ADSs (including 95,542 ADSs sold from the exercise of over-allotment option), at a public offering price of US$19.00 per ADS. We received aggregate gross proceeds from the follow-on public offering of approximately US$6.2 million.

In September 2020, we announced a US$20.0 million share repurchase program and repurchased an aggregate of 139,500 ADSs at an average purchase price of US$25.07 per ADS in 2020 and 121,030 ADSs at an average purchase price of US$25.97 per ADS in 2021, including repurchase commissions, under this program.

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

In January 2021, Hainan Dasheng International Technology Co., Ltd., or Hainan Dasheng, was incorporated as a wholly-owned subsidiary company of COE HK CO I in Hainan.

In February 2021, we incorporated Dasheng Zhixing(Tianjin) Training School Co., Ltd, or Tianjin Zhixing, as a wholly-owned subsidiary of Dasheng Zhixing to conduct our business operations in Tianjin. In March 2021, we incorporated Guangzhou Dasheng Zhixing Education Technology Co., Ltd., or Guangzhou Zhixing, as a wholly-owned subsidiary of Dasheng Zhixing in Guangzhou. In April 2021, Shenzhen Dasheng Zhixing Education Technology Co., Ltd., or Shenzhen Zhixing, was incorporated as a wholly-owned subsidiary of Dasheng Zhixing to conduct our business operations in Shenzhen.

In the second half of 2021, a series of regulations aimed at alleviating the academic burden of K-12 students in China were promulgated. See “—B. Business Overview—Government Regulations—PRC Regulations—Regulations Relating to After-School Tutoring” for details. To comply with such regulations, we have been making effort to reduce the proportion of online tutoring services taught by independently contracted foreign teachers for K-12 students in our business by providing refunds, exchanges, or replacing such services with alternative lessons

In 2021, our principal executive offices moved to Room 607, Yuemeite Building, No.1 Gaoxin South 7th Road, High-tech Zone, Yuehai Street, Nanshan District, Shenzhen, Guangdong Province 518063 , PRC. Our registered office in the Cayman Islands is located at the offices of International Corporation Services Ltd., Harbour Place 2nd Floor, 103 South Church Street, P.O. Box 472, George Town, Grand Cayman KY1-1106, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue 4th Floor, New York, New York 10017.

In August 2021, Mr. Caijian Jia subscribed certain increased registered capital of Dasheng Zhixing, representing 2.0000% of the total registered capital of Dasheng Zhixing. Since then, Dasheng Zhixing is 72.2750% owned by Mr. Jack Jiajia Huang, 25.7250% owned by Ms. Ting Shu, and 2.0000% owned by Mr. Caijian Jia.

In March 2022, we received a non-binding proposal letter from Mr. Jiajia Jack Huang, our chairman and chief executive officer, to acquire all of our businesses in Mainland China, including all associated liabilities and assets. Such businesses include K-12 English lessons taught by foreign teachers, All-round Proficiency (also known as SuYang) lessons taught by Chinese teachers, and post-secondary English lessons taught by foreign teachers. Mr. Huang proposes to acquire all of the equity interests of COE HK CO I, its subsidiaries and the variable interest entities controlled by us. As of the date of this annual report, no definitive agreement has been executed for this proposed transaction.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website https://51talk.investorroom.com. The information contained on our website is not a part of this annual report.

B.          Business Overview

We are an online education platform in China, with core expertise in English education. Our mission is to make quality education accessible and affordable. Recognizing the strong demand for improving English proficiency and the lack of effective and affordable solutions in China, our founders started with English education as the first step of our journey.

English education as a second language traditionally focuses on test preparation instead of improving English proficiency, such as English communication skills. To address this unmet need, we have developed proprietary online and mobile education platforms that enable students to take live interactive English lessons, on demand, fostering the development of all aspects of English proficiency.

We connect our students with a large pool of highly qualified English teachers that we have assembled using a shared economy approach. Once our teachers have gone through our rigorous selection and training process, we assign them to classes with different schedules, considering their own scheduling availability, at appropriate locations of their choice. This shared economy approach has allowed us to quickly build a large pool of teachers in a cost-effective manner.

Prior to the second half of 2021, we focused primarily on offering one-on-one lessons to K-12 students in China, connecting them with our pool of foreign teachers. In response to the regulatory developments in the private education sector in China since mid-2021, we have been in a process of developing and transitioning into new service offerings that continue to leverage our expertise in English education and our pool of English teachers while complying with the new regulatory regime. Our new business offerings include (i) group All-round Proficiency (also known as SuYang) lessons aided by AI tutorial sessions taught by Chinese teachers to K-12 students in Mainland China and (ii) one-on-one English lessons taught by foreign teachers to students in countries and regions outside of Mainland China. We also continue to provide English lessons taught by foreign teachers to post-secondary students in China.

For our new business offerings, we employ student and teacher feedback and data analytics to deliver a personalized learning experience. Our platform analyzes teachers’ teaching aptitudes, feedback and rating from students as well as background, and recommends suitable teachers to students according to their respective characteristics and learning objectives. The large pool of teachers not only allows us to accommodate and address students’ individual English proficiency level and learning behaviors and needs, but also ensures that we are able to afford students’ scheduling flexibility.

We develop and tailor our proprietary curriculum specifically to our interactive lesson format and our goal of building an interactive and immersive English learning environment. Our group All-round Proficiency lessons under our new business offering in Mainland China, places specific emphasis on the development of English communication and reading skills. We have designed a holistic learning solution that enhances effective learning through the integration of live lessons, practice and mentoring. Our live lessons allow for frequent interactions between students and teachers, which is a key factor in improving English communication skills. Prior to taking lessons, students preview course materials using exercises and illustrations, supported by a pronunciation recognition and rating system. Assessment includes post-lesson quizzes and level advancement exams, both of which help students better assess their learning outcome and identify areas for improvement. Our Classic English Junior and Classic English lessons offering in countries and regions outside of Mainland China and post-secondary students in Mainland China focus on improving students’ English proficiency, especially English communication skills

Our proprietary online and mobile education platforms, particularly our Air Class platform, are critical to students’ learning experience. The Air Class platform integrates a number of features that allows us to closely simulate, and in some ways surpass, a traditional classroom experience. Our 51Talk mobile app, which serves as an integral part of our students’ overall learning experience, allows students to book and manage lessons, access pre-lesson preparation and review materials, and take lessons at locations of their choice. Approximately 87.0% of our active students utilized our mobile app in the three months ended December 31, 2021.

Our gross billings increased from RMB2,080.6 million in 2019 to RMB2,722.6 million in 2020 but decreased to RMB1,367.5 million (US$214.6 million) in 2021. Such decrease in our gross billings in 2021 is mainly because we stopped selling lessons taught by foreign teachers to K-12 students in Mainland China after July 2021. We define gross billings for a specific period as the total amount of cash received for the sale of course packages and services in such period, net of the total amount of refunds in such period. Our net revenues increased from RMB1,478.5 million in 2019 to RMB2,054.1 million in 2020, and to RMB2,181.5 million (US$342.3 million) in 2021. Our net loss was RMB104.4 million in 2019, and we generated net income of RMB147.0 million in 2020, our net income was RMB120.6 million (US$18.9 million) in 2021.

The following table sets forth our key operating data for the periods indicated:

	For the Year Ended December 31,
	2019	2020	2021
Summary of Operating Data
Gross billings (1) (in RMB millions)	2,080.6	2,722.6	1,367.5
Active students with general lesson consumption (2) (in thousands)	351.0	470.7	483.5
Paying students (3) (in thousands)	172.0	263.2	196.0
Average spending per paying student (in RMB thousands)	11.4	10.3	8.0

Notes:

(1)	“Gross billings” for a specific period refer to the total amount of cash received for the sale of course packages and services in such period, net of the total amount of refunds in such period.

(2)	An “active student with general lesson consumption” for a specified period refers to a student who booked at least one paid lesson, excluding those students who only attended paid live broadcasting lessons or trial lessons. A lesson is considered “booked” when it is taken or when the student to such lesson is confirmed absent.
(3)	A “paying student” for a specified period refers to a student that purchased a course package during the period, excluding those students who only paid for live broadcasting lessons or trial lessons, and the total number of “paying students” for a specified period refers to the total number of paying students for such period minus the total number of students that obtained refunds during such period.

Learning Process

Our holistic learning process consists of four aspects: live lessons, effective practice, assessment and mentoring. Both one-on-one and small class programs comprise AI-empowered knowledge preview and AI-empowered post-lesson practices and assessment.

In order to recommend the proper course level that a new student should take, we first assess the student’s English proficiency, using a 11-level scale for K-12 students and a 16-level scale for post-secondary students. New students will answer a few questions online to assess their levels of proficiency in English.

Once a student is enrolled, he or she first picks the courses based on our recommendation. For one-on-one class, each student can select the timing for each lesson according to individual schedule. For our small class programs, at the time of enrollment, students will select a class with a fixed weekly schedule that fits in with their daily schedule. Once a lesson is scheduled, the student has access to AI-empowered knowledge preview lessons and self-study course materials. After each lesson, the student is encouraged to assess their learning outcome by taking the post-lesson quizzes.

Live lessons

One-on-one lessons with foreign teachers

After July 2021, one-on-one lessons taught by foreign teachers can only be sold to new students outside Mainland China and new post-secondary students in Mainland China. We believe one-on-one live lessons foster the interactions between students and teachers as well as afford students teachers’ individual attention, which are key to an effective English learning experience. Each student has access to a large pool of qualified foreign teachers. Students have the flexibility to select teachers based on a wide range of attributes, including their rating and feedback from other students, as well as teaching aptitudes and characteristics. We also cross reference students’ English proficiency, learning progression, age group, profession, gender and platform engagement against certain traits of our teacher base to provide each student an individualized shortlist of most suitable teachers.

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

A substantial majority of our foreign teachers are Filipino teachers.

All-round Proficiency with Chinese teachers for K-12 students in Mainland China

We offer small class program to K-12 students in Mainland China to learn English with fixed schedule, fixed classmates and fixed teachers.

Students in small class lessons will choose a class with a fixed teacher designated for the class and a fixed weekly schedule. Students will take two AI lessons and two 25-minute live lessons taught by Chinese teachers each week. Each small class taught by a Chinese teacher is composed of from four to eight students. The small class lesson format encourages students to interact with the teacher and classmates and engage students in the in-class environment by learning with the same groups of classmates and teachers. Such fixed schedule and teachers format also facilitates group learning and interactions among students, leading to a fruitful learning outcome.

Effective Practice

Students are required to preview course materials through the AI-empowered knowledge preview. Pre-lesson learning is particularly important, as such process allows students to engage in more productive interactions with teachers or other students during live lessons.

Our AI-empowered knowledge preview aims to develop students’ English speaking, listening, reading and writing skills. It contains spoiler sessions of subsequent All-round Proficiency lessons, intriguing students’ curiosity to the following main lessons. Our AI-empowered knowledge preview also features audio functions that allow students to hear the correct pronunciation of key vocabulary words and model sentences. Students can record their pronunciation of individual words to be graded by our system. To build a more instinctive understanding of the English language for our students, our pre-lesson studying system relies on graphic illustrations to explain the meaning of vocabulary and phrases, rather than simply presenting the Chinese translation. In addition, our AI-empowered knowledge preview contains multiple interactive sessions, including interactive games to help students preview knowledge points covered in subsequent All-round Proficiency lessons.

Teachers

Our teaching staff is critical to the quality of our programs and to promoting our brand and reputation. We have assembled a large pool of teachers in the Philippines, China, as well as in the rest of the world. Our teachers deliver lessons based on their individual availability, at appropriate locations of their choice, and are paid according to the number of lessons they teach. Teachers who deliver paid lessons are generally engaged by us as independent contractors. As of December 31, 2021, we had approximately 41.3 thousand foreign teachers as well as 5.4 thousand Chinese teachers qualified to deliver lessons on our platform.

Teacher engagement

The individual skill sets and backgrounds of prospective teachers, combined with our rigorous selection and training program, have enabled us to build a team of passionate and patient teachers who are highly qualified to assist students in meeting their learning objectives.

We attract applicants through various online social media platforms and career websites and regularly participate in job fairs. We also reach out to prospective teachers through major job posting portals. Our teachers are attracted to our platform as it allows them to utilize their English skills to receive competitive service fees and gives them the opportunity to interact with students.

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

To ensure our teachers continue to improve, we offer standardized training modules based on their progress and experience level on our platform. Our teachers are ranked according to a six-star scale and most of them begin their careers as one-star teachers. In order to advance through our system, teachers must maintain high student ratings and complete the training modules. Our training program is updated and customized based on changes to our curriculum and feedback from our quality assurance team and students. We also operate a quality assurance team to monitor teacher performance, review recordings of lessons based on random samplings and handle student complaints.

We plan to maintain this level of commitment to our teachers as we expand our platform and develop our teachers’ capabilities through partnerships with training and certification bodies in the future.

Teacher evaluation and promotion

We collect student feedback on our teachers on a regular basis. Each teacher’s rating and student reviews are publicly available to students. Teachers with higher ratings and more favorable reviews tend to earn higher incomes as their teaching lessons are signed up by students more quickly.

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

Course Offerings

In addition to building general proficiency in listening, speaking, reading and writing skills, our proprietary course materials have a special emphasis on developing English communication and reading skills. Each of our courses for one-on-one lessons is broken down into a 25-minute session, and for small group lessons is broken down into two 25-minute sessions, both highly interactive and with clear learning objectives. The materials for our courses are designed for teaching settings that are conducted in live audio-visual lesson format.

We currently offer three flagship courses, namely Classic English Junior, Classic English, and All-round Proficiency (also known as SuYang). We complement our flagship offerings with AI-empowered knowledge preview and AI-empowered reading lessons.

Classic English Junior and Classic English

Classic English Junior is taught by foreign teachers and taken by K-12 students in countries and regions outside the mainland of China. After the Alleviating Burden Opinion was released in July 2021, we stopped selling Classic English Junior course to K-12 students in Mainland China. Classic English is taught by foreign teachers and taken by post-secondary students. Our proprietary Classic English curriculum and course materials were developed under the guidance of the CEFR and are grouped into six general stages of English proficiency, splitting across a total of 16 levels. In addition to being guided by the CEFR, our proprietary Classic English Junior curriculum and course materials are developed under the further guidelines of the Content and Language Integrated Learning teaching method, and are split across 11 levels (from LS, L0 to L9) in aggregate.

All-round Proficiency

All-round Proficiency is taught by Chinese teachers and taken by K-12 students in Mainland China. As a curriculum for K-12 students, our English Proficiency course materials are adapted in particular to the learning patterns of children and teenagers, with a strong emphasis on teaching the subject matters in addition to English language skills.

The different levels of our flagship course materials correspond to the English proficiency levels of new students as determined by our initial assessment process and also correspond to the six levels of language proficiency as described under the CEFR. Students are recommended to begin on our platform with the level that corresponds to their individual English proficiency. In order to advance to a higher level, a student is encouraged to take a level advancement test designed to test the student’s grasp of the key knowledge points from the previous course level. Such exams also serve as a studying tool for students to hone what they had previously learned during the course by requiring students to review their notes and study materials from earlier lessons.

Other Courses

In addition to our flagship courses, we currently offer various specialty English courses aimed at situation-based English education. Our most popular specialty courses include 51Talk New Concept English, Business English, IELTS Speaking, Free-talk, Interview English, Travel English, and Daily English.

Course Content Development

Team

We have dedicated course content development teams based in Beijing and Manila, employing a total of 34 professionals as of December 31, 2021. Our content development team members focus exclusively on developing, updating and improving our curriculum and course materials. We leverage the familiarity of our professionals in Beijing with the learning patterns of Chinese students to produce customized and high quality course material for our students.

Process

Our Classic English Junior, Classic English, All-round Proficiency course materials and content for substantially all of our popular specialty courses are developed in-house.

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

We regularly release updates to our course materials. We will continue to launch new courses in the future to meet the varied interests and English learning needs of our young students and to realize greater cross-selling opportunities.

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

Mobile app

Our mobile platform is an integral part of our students’ overall learning experience. Through our mobile app, we enhance the learning experiences of our students with better flexibility and higher frequency of engagement. It allows students to book and manage lessons, access pre-lesson preparation and review materials and take lessons over their mobile devices. It also supports live lessons with features specifically designed for mobile devices. We continually upgrade and optimize our mobile app to improve our student experience. Approximately 87.0% of our active students accessed our mobile platform at least once during the three months ended December 31, 2021. We offer our mobile app on both iOS and Android.

Students

In 2019, 2020 and 2021, we had 351.0 thousand, 470.7 thousand and 483.5 thousand active students with general lesson consumption, respectively. An “active student with general lesson consumption” for a specified period refers to a student who booked at least one paid lesson, excluding those students who only attended paid live broadcasting lessons or trial lessons. A lesson is considered “booked” when it is taken or when the student to such lesson is confirmed absent.

Profile

In the fourth quarter of 2021, 94.8% of our active students were K-12 students and 5.2% were adults.

In the fourth quarter of 2021, 28.2% of our active students resided in tier-one cities in China.

Student Services

We employ a service-oriented approach and devote significant resources to developing course-related support and services for our students.

Our technology support personnel are available during lesson hours to monitor and provide real-time support services to students encountering technical difficulties.

In addition to the student services described above, our general student service representatives counsel potential and existing students on our courses, assist in course-package purchases, handle student complaints and provide other support services. They are available online and by phone between 9:00 a.m. and 9:00 p.m., seven days a week. Our dedicated general student service team had 127 individuals (including 7 full-time employees and 120 outsourced personnel) as of December 31, 2021. We engage student service personnel from candidates with good communication skills and student service ethics and provide on-the-job training for our new staffs. We conduct ongoing evaluations of our student service staff and provide periodic training to improve their skills.

Sales and Marketing

We marketed our platform through a combination of online and offline channels, and we also generated sales leads through referrals and by offering corporate packages to businesses. Our tele-marketing teams follow up on sales leads by providing additional information and support and trying to convince prospective students to enroll in our free trial lessons. Our course consultants then follow up with prospective students who have taken our free trial lessons and promote course packages most suited to each student’s background, proficiency and learning objectives. In addition, we engage in various branding activities to promote brand awareness among prospective students. Since the release of the Alleviating Burden Opinion, we have ceased our branding and marketing activities in Mainland China and shifted our focus to promoting our new business offering in countries and regions outside of Mainland China.

Branding

We are focused on promoting our 51Talk brand and to increase the overall effectiveness of our sales and marketing efforts. Our 51Talk brand represents our K-12 one-on-one program. We further position our small class All-round Proficiency offering under the 51 SuYang (51素养) brand, and our post-secondary English courses under the WuYouYingYu (无忧英语) brand.

Channels

Online channels

We place online and mobile advertisements mainly on search engines and conduct marketing on leading social media platforms and web portals in countries and regions outside of Mainland China. We also place banner advertisements on popular internet education platforms and apps, as well as mobile news apps. As part of our efforts to increase K-12 enrollment in countries and regions outside of China, we also place advertisements on online parenting community portals in order to reach a broader audience of parents of prospective students there.

Referrals

We have historically generated a significant percentage of our sales leads through word-of-mouth referrals by our students and parents. New enrollments through word-of-mouth referrals has benefited from the rapid growth in our student base, as well as our reputation, brand and the proven learning results of our students. We integrated social network functionalities into our mobile app and utilize social network platforms such as WeChat to encourage post-secondary students to share their learning experience with their friends. For our business offering in countries and regions outside of Mainland China, we also promote our brand through referrals by our students and parents. For the fourth quarter of 2021, the referral rate was 46.0%. We define the referral rate of students for a certain period as the percentage of new paying students in such period who indicated to us that they were referred by other people to our platform.

Offline channels

We place outdoor display advertisements in public transportation terminals and residential complexes in selected large cities, such as subway stations, as well as select national television and national radio stations.

Historically, we also experimented physical experience centers to showcases our lessons to prospective students. Sales representatives in our experience centers assist prospective students with course enrollment. However, such offline marketing activity was ceased in 2022.

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

Once prospective students have completed their trial lessons, our dedicated course consultants will offer feedback on the results of their English proficiency assessment, as well as introduce our holistic learning solution to prospective students. Based on this assessment and the data we had gathered from the student questionnaires, our course consultants recommend an appropriate starting level and provide advice as to the most appropriate course package and study plan for each prospective student. As of December 31, 2021, we had a total of 239 (including 10 full-time employees and 229 outsourced personnel) dedicated course consultants.

After a student has purchased a course package, the student is assigned to an account manager who provides personalized and ongoing support services. Our account managers track the English proficiency progress as well as the lesson booking and participation status of each student. Our account managers also assist students with future lesson bookings and course selection to increase their activity level on our platform and regularly communicate with our students to solicit their feedback on our education program, such as teaching quality and learning experience. As of December 31, 2021, we had a total of 453 (including 27 full-time employees and 426 outsourced personnel) account managers. Our account manager team plays a critical role in increasing the course package upgrades and renewals among our students.

Students who took free or paid short-duration trial lessons, but who did not book any paid lesson, are not counted as “active students with general lesson consumption.”

Fees

We offer the following payment plans for our students:

Prepaid credit Packages. As of February 2022, we offer prepaid credit packages of 24 lesson credits to 90 lesson credits to K-12 students in Mainland China, prepaid credit packages of 30 lesson credits to 60 lesson credits to post-secondary students in Mainland China, and prepaid credit packages of 20 lesson credits to 300 lesson credits to overseas students.

Since the second quarter of 2017, we introduced prepaid credit packages with minimum monthly consumption of 15 credits to help students build study habits. This type of packages is priced at a discount compared to the standard prepaid credit packages, and majority of our students choose the package with minimum monthly consumption. After the release of the Alleviating Burden Opinion, we reduced minimum monthly consumption from 15 credits to 10 credits for K-12 students in the mainland of China. To offer our students more options and especially during promotional campaigns, we also offer different types of prepaid credit packages with various number of credits.

We accept fee payments through major third-party online payment channels in China, including Alipay, WeChat Pay, China Merchants Bank Aggregate Paying Platform, Airwallex and Paypal, major credit cards and bank transfer. We offer fee refunds upon student request in accordance with the Alleviating Burden Opinion and other relevant regulations.

Competition

The online English education services market in China and abroad is generally fragmented, rapidly evolving and highly competitive. We face competition in general English proficiency education, as well as in K-12 and other specialized areas of language education, from existing online and offline companies. We face competition from other companies that provide online English education as well as from those that provide traditional offline English education in China and abroad. We also face competition from other online and mobile platforms or internet companies that plan to expand their business into English education.

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

We believe that we are well-positioned to effectively compete in the markets in which we operate on the basis of our innovative approach to online English education, immersive and interactive learning environment, scalable and efficient business model, extensive and high-quality teacher network, high course quality, strong course development capabilities and experienced management team. However, some of our current or future competitors may have longer operating histories, greater brand recognition, or greater financial, technical or marketing resources than we do. For a discussion of risks related to competition, see “Item 3. Key Information — D. Risk Factor—Risk Related to Our Business and Industry—We face significant competition, and if we fail to compete effectively, we may lose our market share or fail to gain additional market share, which would adversely impact our business and financial conditions and operating results.”

Seasonality

Seasonal fluctuations have affected, and may affect our business in the future. Seasonal fluctuations affected our business when we focused on lessons for K-12 students in China, and may continue to affect our business as we shift to new business models. Due to our limited operating history and the fact that we are shifting our focus from lessons for Chinese K-12 students to new business models and service offerings, the seasonal trends that we have experienced in the past may not be indicative of our future operating results. Our financial condition and results of operations for future periods may continue to fluctuate. See “Item 3. Key Information — D. Risk Factor—Risks Related to Our Business and Industry—Our results of operations have been and may continue to be subject to seasonal fluctuations.”

Insurance

We do not maintain any liability insurance or property insurance policies covering students, equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance. We maintain commercial medical insurance for our management in China and provide government-mandated medical insurance to all of our employees in the Philippines and China, with supplementary medical insurance to certain of our employees in the Philippines and China. Uninsured injury or death to our staff, or damage to any of our equipment or buildings could have a material adverse effect on our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have limited insurance coverage for our operations in China and the foreign countries and regions where we operate our business, which could expose us to significant costs and business disruption.”

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

Admission of investment activities in the PRC by foreign investors were principally governed by the Guiding Provisions and the FIE Catalog, which was promulgated and is amended from time to time by MOFCOM and the National Development and Reform Commission, or NDRC. On June 30, 2019, the MOFOCOM and the NDRC jointly promulgated the Catalog of Industries Encouraging Foreign Investment (2019 Version), or the 2019 Encouraged Catalog, which became effective on July 30, 2019 and replaced the previous list of the industries where foreign investment is encouraged under the 2017 FIE Catalog, and the Special Administrative Measures for Access of Foreign Investment (Negative List) (2019 Version), or the 2019 Negative List, which became effective on July 30, 2019 and replaced the Special Administrative Measures for Access of Foreign Investment (Negative List) (2018 Version). On December 27, 2020, the MOFOCOM and the NDRC jointly promulgated the Catalog of Industries Encouraging Foreign Investment (2020 Version), or the 2020 Encouraged Catalog, which became effective on January 27, 2021 and replaced the previous list of the industries where foreign investment was encouraged under the 2019 Encouraged Catalog, and the Special Administrative Measures for Access of Foreign Investment (Negative List) (2020 Version), or the 2020 Negative List, which became effective on July 23, 2020 and replaced the 2019 Negative List. On December 27, 2021, the MOFCOM and the NDRC jointly promulgated the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022 and replaced the 2020 Negative List. Unless otherwise provided in PRC Laws, foreign investment in areas not listed on the 2021 Negative List is permitted and treated equally with domestic investment. Under such 2021 Negative List, pre-school education, senior high school education in grades 10 to 12, and higher education are in a restricted industry, meaning foreign educational organizations with relevant qualifications and experience and Chinese educational organizations are only allowed to operate pre-school education, senior high schools and higher education in cooperative ways by the form of a cooperative joint venture in the PRC. Foreign investment is banned from compulsory education, which means grades 1 to 9. Foreign investment is allowed in after-school tutoring services and training services which do not grant certificates or diplomas and non-academic vocational training institutions.

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

On December 30, 2019, the Ministry of Commerce and the State Administration of Market Regulation issued the Measures for the Reporting of Foreign Investment Information, which came into effect on January 1, 2020 and replaced the Interim Administrative Measures. Since January 1, 2020, for foreign investors carrying out investment activities directly or indirectly in China, the foreign investors or foreign-invested enterprises shall submit investment information to the commerce authorities pursuant to the abovementioned measures. Pursuant to the Measures for the Security Review of Foreign Investment, which was promulgated by the NDRC and the MOFCOM on December 19, 2020 and became effective on January 18, 2021, the office of the working mechanism for the security review of foreign investments is set up under the NDRC, which is led by the NDRC and the MOFCOM to undertake the routine work of the security review of foreign investments.

Pursuant to the Foreign Investment Law of the PRC, “foreign investors” means natural person, enterprise, or other organization of a foreign country, “foreign-invested enterprises” (FIEs) means any enterprise established under PRC law that is wholly or partially invested by foreign investors and “foreign investment” means any foreign investor’s direct or indirect investment in Mainland China, including: (i) establishing FIEs in Mainland China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (iii) investing in new projects in Mainland China either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations, or State Council provisions. The Foreign Investment Law of the PRC does not explicitly stipulate the contractual arrangements as a form of foreign investment.

The Foreign Investment Law of the PRC is considered to grant national treatment to FIEs, except that FIEs are subject to certain restrictions or prohibitions if they propose to operate in certain industries prescribed on the 2021 Negative List. The Foreign Investment Law of PRC establishes the administration systems for foreign investment, which mainly consists of pre-establishment national treatment plus the Negative List, foreign investment information report system and security review system. The said systems, together with other administration measures stipulated under the Foreign Investment Law, constitute the frame of foreign investment administration. The pre-establishment national treatment refers to granting foreign investors and their investments, in the stage of investment access, the treatment no less favorable than that granted to domestic investors and their investments; the Negative List refers to special administrative measures for access of foreign investments in certain fields and the national treatment will be given to the foreign investments that do not fall within any of the categories set out in the Negative List.

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

According to the Catalog of Classification of Telecommunications Businesses effective from April 1, 2003, internet information services, also called internet content services, or ICP services, are deemed as a type of value-added telecommunications services. On December 28, 2015, the MIIT published a revised Catalog of Classification of Telecommunications Business, or the 2016 MIIT Catalog, which took effect on March 1, 2016. According to the 2016 MIIT Catalog, internet information services, which include information release and delivery services, information search and query services, information community platform services, information real-times interactive services, and information protection and processing services, continues to be classified as a category of value-added telecommunication services. The Administrative Measures on Internet Information Services, or ICP Measures, also promulgated by the PRC State Council on September 25, 2000 and most recently amended on January 8, 2011, set forth more specific rules on the provision of ICP services. According to ICP Measures, any company that engages in the provision of commercial ICP services shall obtain a sub-category VAT License for Internet Information Services, or ICP license, from the relevant government authorities before providing any commercial internet content services within the PRC, and when the ICP services involve areas of news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP License from the MIIT or its provincial level counterpart. Pursuant to the above mentioned regulations, “commercial ICP services” generally refers to provision of specific information content, online advertising, web page construction and other online application services through internet for profit making purpose. Operating our online platform to provide information and services to our students is classified as commercial ICP services. We currently, through Dasheng Zhixing, our PRC consolidated VIE, hold an ICP license that is valid until August 12, 2026, through Shenzhen Daxing hold an ICP license that is valid until September 6, 2026 and through Dasheng Zhiyun hold an ICP license that is valid until September 24, 2026.

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

On July 13, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Circular 2006, which requires that (i) foreign investors can only operate a telecommunications business in China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (ii) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the unlicensed operation of telecommunications business in China; (iii) value-added telecommunications services providers or their shareholders must directly own the domain names and registered trademarks they use in their daily operations; (iv) each value-added telecommunications services provider must have the necessary facilities for its approved business operations and maintain such facilities in the geographic regions covered by its license; and (v) all value-added telecommunications services providers should improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety. The provincial communications administration bureaus, as local authorities in charge of regulating telecommunications services, (i) are required to ensure that existing qualified value-added telecommunications service providers will conduct a self-assessment of their compliance with the MIIT Circular 2006 and submit status reports to the MIIT before November 1, 2006; and (ii) may revoke the value-added telecommunications business operation licenses of those that fail to comply with the above requirements or fail to rectify such non-compliance within specified time limits. Due to the lack of any additional interpretation from the regulatory authorities, it remains unclear what impact MIIT Circular 2006 will have on us or the other PRC internet companies with similar corporate and contractual structures. After the MOFCOM and NDRC amended the FIE Catalog in March 2015, MIIT also issued the Circular on Removing the Restrictions on Shareholding Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-commerce) Business on June 19, 2015, which amended the relevant provision in FITE Regulations by allowing foreign investors to own more than 50% of the equity interest in an operator of e-commerce business. However, foreign investors continue to be prohibited from holding more than 50% of the equity interest in a provider of other category of value-added telecommunications services except for e-commerce, domestic multi-party communications, store-and-forward and call center. The aforementioned restrictions remain applicable pursuant to the Negative List. Based on the Notice regarding the Strengthening of Ongoing and Post Administration of Foreign Investment Telecommunications Enterprises issued by MIIT on October 15, 2020, the MIIT will not issue Examination Letter for Foreign Investment in Telecommunications Business. Still, foreign invested enterprises need to submit relevant foreign investment materials to MIIT for initial applications and changes of telecommunications operating permits.

To comply with the above-mentioned foreign ownership restrictions, we operate our online platform in China through our PRC consolidated VIEs. Dasheng Zhixing is owned by Jack Jiajia Huang, Ting Shu and Caijian Jia, each of whom is a PRC citizen, and is controlled by Dasheng Online, our PRC subsidiary, through a series of contractual arrangements. Dasheng HelloWorld is owned by Jack Jiajia Huang, and is controlled by HelloWorld Online, our PRC subsidiary, through a series of contractual arrangements. Dasheng Zhiyun is owned by Jack Jiajia Huang, Caijian Jia and Jing Chen, and is controlled by Dasheng Online, our PRC subsidiary, through a series of contractual arrangements. Tianjin Xiangyue, 95% owned by Mr. Zichun Zhao and 5% owned by Ms. Yu Deng, and Beijing Kaola is 100% owned by Mr. Zichun Zhao, and are controlled by Beijing Xiangyue, our PRC subsidiary, through a series of contractual arrangements. Our PRC consolidated VIEs are the holders of the domain names, trademarks and facilities necessary for daily operations of our online platforms in compliance with the MIIT Circular 2006. Based on our PRC legal counsel’s understanding of the current PRC law, rules and regulations, our corporate structure complies with all existing PRC laws and regulations. However, we were further advised by our PRC legal counsel that there are substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations and thus there is no assurance that Chinese governmental authorities would take a view consistent with the opinions of our PRC legal counsel.

Regulation Relating to Private Education

Education Law of the PRC

On March 18, 1995, the PRC National People’s Congress promulgated the Education Law of the PRC, or the Education Law, which was last amended on April 29, 2021 and became effective on April 30, 2021. The Education Law stipulates that the government formulates plans for the development of education, establishes and operates schools and other types of educational institutions, and in principle, enterprises, institution, social organizations and individuals are encouraged to operate schools and other types of educational organizations. It is provided in the Education Law that no organization or individual may establish or operate a school or any other educational institution for commercial purposes, which has been narrowed down by the NPC Standing Committee in the amendment on December 27, 2015 as only restricting a school or other educational institution founded with governmental funds or donated assets.

The Law for Promoting Private Education and its Implementing Rules

On December 28, 2002, the NPC Standing Committee promulgated the Law for Promoting Private Education, or the Private Education Law and was last amended on December 29, 2018, the amendment of which also took effect on December 29, 2018. On March 5, 2004, the PRC State Council promulgated the Implementation Rules for the Law for Promoting Private Education, which became effective on April 1, 2004, or the PE Implementation Rules. On April 7, 2021, the State Council promulgated the Amended Implementation Rules for the Private Education Law, or the Amended PE Implementation Rules, which became effective on September 1, 2021. The Private Education Law and the Amended PE Implementation Rules provide rules for social organizations or individuals, other than state-owned entities, to establish schools or other educational organizations using non-government funds in PRC, such schools or educational organizations established using non-government funds are referred to as “private school.”

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

According to the Amended PE Implementation Rules, social organizations and individuals are prohibited from controlling a private school that provides compulsory education or a non-profit private school that provides pre-school education through mergers and acquisitions and control agreements. A private school providing compulsory education is prohibited from conducting transactions with its related party. Relevant government authorities shall enhance the supervision on the agreements entered into between non-profit private schools and its related party and shall review such transaction on an annual basis; online education activities using internet technology are encouraged by the regulatory authorities and shall comply with laws and regulations related to internet management. A private school engaging in online education activities using internet technology shall obtain the relevant private school operating permit. It shall also establish and implement internet security management systems and take technical security measures. Upon discovery of any information whose release or transmission is prohibited by applicable laws or regulations, the private school shall immediately cease the transmission of that information and take further remedial actions, such as deleting that information, to prevent it from spreading. Records pertaining to the situation shall be kept and reported to the appropriate authorities.

Under the Private Education Law and Amended PE Implementation Rules, private education is deemed as a public welfare undertaking, and entities and individuals who establish private schools are commonly referred to as “sponsors” instead of “investors” or “shareholders.” Sponsors of non-profit private schools may not obtain proceeds from running the schools, and all school-running balances shall be used for running schools. Sponsors of commercial private schools may obtain proceeds from running the schools, and the school-running balances shall be disposed of in accordance with the provisions of the Company Law and other relevant laws and administrative regulations. Private schools shall enjoy property rights of the legal persons in respect of the assets provided by sponsors to private schools, state-owned assets, donated property and school accumulation. The items and rates of fees to be collected by private schools shall be determined based on the school-running costs, market demand and other factors, made available to the general public, and subject to the supervision by the related competent departments. The specific charging measures for non-profit private schools shall be developed by the relevant governments, while the charging standards for commercial private schools shall be subject to market regulation and determined by the schools at their sole discretion. The fees collected by private schools shall be used mainly for educational and teaching activities, the improvement of schools’ conditions and the protection of the benefits of teachers and staff members. The use and the financial management of the assets for private schools shall be subject to supervision by the examination and approval authority and relevant departments. Private schools shall prepare their financial and accounting statements towards the end of each fiscal year, entrust public accounting firms to audit the statements according to law, and publish the audit results.

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

According to the Amended PE Implementation Rules, a private school providing online education for academic qualifications by using Internet technology shall obtain the school operating permit that shall be obtained for education for academic qualifications at the same level and of the same type, as well as the Internet operating license. A private school carrying out online training and education activities and occupational qualification training and occupational skills training activities by using Internet technology, or an Internet technology service platform providing services for the aforementioned online activities, shall obtain the corresponding Internet operating license, and shall apply to the educational administrative department and human resources and social security department of the people’s government at the provincial level at the place where it is located for record-filing, and shall not carry out the education and teaching activities for which a school operating permit shall be obtained.

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

However, given that a pure online commercial training institution like us does not have any school premises, which are generally required in the process of applying for the private school operating permit pursuant to the currently effectively Private Education Law and its relevant implementation rules, we would not be able to obtain the private school operating permit had we applied for it. The Amended PE Implementation Rules stimulates that a private school providing online education for academic qualifications by using internet technology shall obtain the private school operating permit. However, after consulting with the local competent governmental authorities, we were advised that any institution offering training service on academic subjects shall obtain the private school operating permit which in practice would not be issued to such institutions after the end of 2021, and that prior to any specific rules on online commercial private training, they will not grant private school operating permits to the institutions offering training service on non-academic subjects only via internet like us or request such institutions to hold such permits.

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

On August 6, 2018, the General Office of the State Council issued an Opinion on Supervising the Development of After-school Tutoring Institutions (“State Council Circular 80”) with a view to encourage primary and secondary school students’ training in interests, hobbies, innovation and practice ability, and to standardize the subject-matter of traditional disciplines (i.e., disciplines taught in schools, such as Chinese language, mathematics, foreign languages, geography, chemistry, biology, the “traditional disciplines”) such that the level and degree of content taught by after-school tutoring institutions for primary and secondary school students (“tutoring institution(s)”) in these traditional disciplines are aligned, and consistent, with the content being taught to the same students at school (e.g., to prohibit content of after-school tutoring beyond that student’s year level or what that student is being taught at school). The State Council Circular 80 is aimed at supervising after-school tutoring institutions providing primary and secondary school students’ after-school tutoring services.

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

On March 30, 2021, the MOE promulgated the Guiding Opinions of the Ministry of Education on Vigorously Promoting the Scientific Connection of Kindergartens and Primary Schools, which prohibits after-school tutoring institutions from providing training for pre-school children in violation of regulations and provides that after-school tutoring institutions in violation of regulations above shall be included in the blacklist.

On April 8, 2021, the General Office of the MOE enacted the Notice of Strengthening the Management of Homework for Compulsory Education, which requires that the local governments shall implement prohibition measures on leaving homework as an important part of the daily supervision on after-school tutoring institutions in accordance with relevant regulations, and in order to avoid reducing the burden in schools but increasing the burden after-school, after-school tutoring institutions shall not leave homework to primary and secondary school students.

On July 24, 2021, the General Office of State Council and the General Office of Central Committee of the Communist Party of China jointly promulgated the Alleviating Burden Opinion, which provides that, among other things, (i) local government authorities shall no longer approve new after-school tutoring institutions providing tutoring services on academic subjects for students in compulsory education, or the Academic AST Institutions, and the existing after-school tutoring institutions providing tutoring services on academic subjects shall be registered as non-profit; (ii) online Academic AST Institutions that have filed with the local education administration authorities providing tutoring services on academic subjects shall be subject to review and re-approval procedures by competent government authorities, and any failure to obtain such approval will result in the cancellation of its previous filing and ICP license; (iii) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities and listed companies are prohibited from investing in Academic AST Institutions through capital markets fund raising activities, or acquiring assets of Academic AST Institutions by paying cash or issuing securities; and (iv) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities.

Any violation of the foregoing shall be rectified. Moreover, the Alleviating Burden Opinion specifies a series of operating requirements that after-school tutoring institutions must meet, including, among other things, (i) after-school tutoring institutions shall not provide tutoring services on academic subjects during national holidays, weekends and school breaks; (ii) for online tutoring, each session shall be no more than thirty minutes and the training shall end no later than 9:00 p.m.; (iii) no advertisements for after-school tutoring shall be published or broadcasted in the network platforms and billboards displayed in the mainstream media, new media, public place and residential areas; (iv) the provision of overseas education courses is strictly prohibited; (v) fees charged for academic subjects tutoring in compulsory education shall be included into government-guided price management, and excessive high fees and excessive profit-seeking behaviors will be suppressed; (vi) government authorities will implement risk management and control for the pre-collection of fees by after-school tutoring institutions with requirements such as setting up third-party custodians and risk reserves, and strengthen supervision over loans regarding tutoring services; (vii) online tutoring for preschool-age children is prohibited, and offline academic subjects (including foreign language) tutoring services for preschool-age children is also strictly prohibited; (viii) no more approval of new after-school tutoring institutions providing tutoring services on academic subjects for pre-school-age children and students on grade ten to twelve will be granted; and (ix) administration and supervision over academic subjects tutoring institutions for students on grade ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion.

On July 28, 2021, the General Office of MOE promulgated the Notice on Further Clarifying the Scope of Academic Subjects and Non-Academic Subjects of After-School Tutoring in the Compulsory Education, which specifies that according to the national curriculum on compulsory education, when after-school institutions carry out tutoring, morality and rule of law, Chinese, history, geography, mathematics, foreign language (including English, Japanese, Russian), physics, chemistry and biology are classified as academic subjects, while sports (or sports and health), art (or music, art), and comprehensive practical activities (including information technology education, labor and technology education) are classified as non-academic subjects.

Furthermore, on November 8, 2021, the General Office of MOE promulgated the Guidance of Identification of the Classification of Subjects of After-School Tutoring in the Compulsory Education, or the Identification Guidance. It is provided as indicators of the identification of an academic subject that (i) the purpose of the tutoring is mainly to boost the grades of academic subjects and guided by academic knowledge and skill training; (ii) the content of the tutoring is mainly the academic subject knowledge of morality and rule of law, Chinese, history, geography, mathematics, foreign language (including English, Japanese, Russian), physics, chemistry and biology; (iii) the form of the tutoring primarily consists of lectures, demonstrations, interaction, or other ways of the teachers (including virtual persons, artificial intelligence, etc.), focusing on the explanation of academic knowledge, listening, speaking, reading, writing, arithmetic, and other academic subject skills trainings; and (iv) the result review of the tutoring is materially based on grades, outcomes of examinations or other factors, focusing on the selection of the students. The Identification Guidance establishes a classification guiding mechanism in which the lower education administration authorities shall consult with the higher education administration authorities to conduct further research before making any decision if a situation is in great controversy or difficult to classification. Local education administration authorities can form a panel of expert or commission a professional institution, when needed, to make opinions on the identification of tutoring program which the local education administration authorities are unable to determine directly.

On August 2, 2021, the Department of Education of Guangdong Province issued the Notice on Resolutely Implementing the Work on Further Alleviating the Burden of After-School Tutoring for Students in Compulsory Education, to implement the Alleviating Burden Opinion, which provides, among others, that (i) no new Academic AST Institutions will be approved, while non-Academic AST Institutions that provide tutoring services of sports (or sports and health), art (or music, art), and comprehensive practical activities (including information technology education, labor and technology education) etc. shall be regulated in accordance with relevant national and local regulations; (ii) Academic AST Institutions shall cease the sale of lessons in any national holiday, weekend, or winter and summer school break; (iii) with respect to the Academic AST lessons having been sold before the promulgation of the Alleviating Burden Opinion, refunds shall be made if insisted, and historical issues shall be properly addressed in accordance with the Alleviating Burden Opinion if refunds are not accepted by students’ parents; and (iv) the regulation on fee collection of AST Institutions, including the prepaid fees, shall be strengthened. For further implementation, the Department of Education of Guangdong Province and other local government authorities have circulated other regulations concerning the AST services since then from time to time, including, among others, the Notices on Strengthening the Regulation on the Prepaid Funds of After-School Tutoring Institutions by the Department of Education of Guangzhou Province jointly with the Guangdong Branch of China Central Bank and the Guangdong Office of China Banking and Insurance Regulatory Commission on October 9, 2021, subject to which, all regions and units within Guangdong province shall, in combination with their local actual conditions, coordinate banks, insurance companies and other financial institutions to supervise the risk management and control training loans for prepayment of AST Institutions by means of third-party custody, risk reserve or otherwise.

On August 14, 2021, the Beijing Municipality Government and the Beijing Municipal Committee of the Communist Party of China jointly published the full text of the Beijing Municipality’s Measures to Further Reduce the Burden of Homework and After-School Tutoring on Students in Compulsory Education in Beijing, or the Beijing Measures, to implement the Alleviating Burden Opinion. The Beijing Measures provide, among others, that (i) no new Academic AST Institutions will be approved, while existing Academic AST Institutions will be subject to review and re-registration aimed at reducing their numbers by phases; the remaining Academic AST Institutions shall all be registered as non-profit; (ii) online Academic AST Institutions previously filed with the local education administration authorities will be subject to review and re-approval; the registration and ICP license of any disqualifying online Academic AST Institutions will be rescinded; (iii) after-school tutoring institutions are strictly prohibited from providing tutoring services on academic subjects during any national holiday, weekend, winter and summer break period; (iv) Academic AST Institutions are prohibited from (a) offering classes over contents outside of or in advance of the school curriculum, (b) offering classes based on any foreign curriculum, (c) soliciting and recruiting school teacher by offering excessive compensation, or (d) employing foreign personnel abroad to carry out training activities; non-Academic AST Institutions providers are prohibited from offering tutoring services on academic subjects; (v) prices for Academic AST Institutions will need to follow the guidelines from the government to prevent any excessive charging or excessive profit-seeking activity; (vi) Academic AST Institutions are prohibited from financing by way of listing its securities or conducting other capital market activities; listed companies may not invest in Academic AST Institutions through capital markets fundraising activities, and may not acquire assets of Academic AST Institutions by paying cash or issuing securities; foreign capital is prohibited from controlling or participating in Academic AST Institutions through merger and acquisitions, entrusted operations, joining franchise or using variable interest entities.

On August 25, 2021, the General Office of MOE issued the Administrative Measures for After-School Tutoring Materials for Primary and Secondary School Students (for Trial Implementation), which provide that, among others, (i) after-school tutoring materials for primary and secondary school students and staff preparing such tutoring materials shall meet certain requirements specified in such measures, which include, among others, tutoring materials shall follow the national curriculum standard and shall not provide contents in advance of the school curriculum; (ii) after-school tutoring institutions shall establish internal management system for the tutoring materials and the staff preparing such tutoring materials; (iii) after-school tutoring institutions shall conduct internal review of the tutoring materials and the local education administrations shall conduct external review of the tutoring materials; (iv) after-school tutoring institutions may only use tutoring materials that have been internally and externally reviewed or if the materials have been officially published; (v) after school tutoring institutions shall file with the relevant education administrations the tutoring materials and the staff preparing such materials; (vi) after-school tutoring institutions in violation of the measures will be subject to rectification and shall not use the relevant tutoring materials during the rectification period; if the after-school tutoring institution refuses to rectify within the time limit or if the violation is severe, its private school operating permit may be revoked by the local education administration.

On August 30, 2021, the MOE published on its official website that the MOE, together with two other government authorities, issued a circular requiring all Academic AST Institutions to complete registration as non-profit by the end of 2021, and all Academic AST Institutions shall, before completing such registration, suspend enrollment of students and charging fees.

On September 2, 2021, the NDRC, the MOE and the SAMR jointly promulgated a Circular on Strengthening the Supervision over Fees for After-School Tutoring on Academic Subjects in Compulsory Education Stage, which provides that fees charged for online and offline after-school tutoring on academic subjects in compulsory education are subject to government-guided prices determined by local education administrations. The circular further provides that by the end of June each year, after-school tutoring institutions shall file with the local education administration, development and reform administration and market regulation administration the enrollment brochures, fee standards, teacher qualifications and other materials, along with incomes, costs, profits, related-party transactions and policy implementation information for the previous year.

On September 9, 2021, the General Office of MOE and the General Office of the Ministry of Human Resources and Social Welfare jointly issued the Administrative Measures for Practitioners of the After-School Tutoring Institutions (for Trial Implementation), which set out a series of requirements for the after-school tutoring institutions with respect to their employed teachers, research staff and teaching assistants of Chinese nationality. Recruitment and employment of non-Chinese nationals shall comply with relevant applicable regulations of China. After-school tutoring institutions in violation of such requirements will be subject to rectification. If an after-school tutoring institution violates the requirements several times or violates several requirements, such after-school tutoring institution is prohibited from enrollment of students and shall not conduct tutoring activities during the rectification period; and if the after-school tutoring institution refuses to rectify within the time limit or if the violation is severe, its private school operating permit may be revoked by the local education administration.

On September 10, 2021, the MOE and five other authorities jointly issued the Notice on Effectively Carrying out Change from Record-filing to Approval of Existing Online Curriculum-subject Tutoring Institutions, which specifies the review and re-approval procedures of online Academic AST Institutions that have filed with the local education administration authorities required under the Alleviating Burden Opinion.

On November 3, 2021, the SAMR and seven other authorities jointly issued the Notice on Advertisement Control of the After-School Tutoring, which prohibits online and offline after-school advertisements targeting primary and secondary school (including kindergarten) students, regardless of academic subjects or non-academic subjects of the tutoring.

On October 21, 2021, the MOE and six other authorities jointly issued the Notice on Enhancing the Regulation of the Pre-Payment of Fees Collected by After-School Tutoring Institutions, which requires the thorough utilization of the Form of Service Contract for After-school Training Provided to Primary and Secondary School Students and prohibits infringements of students’ legal rights and interests by means of standard terms. The Notice provides, among others, that (i) it is forbidden to induce parents of primary and secondary school students to use installment loans to pay for tuition fees; (ii) tuition fees collected by an after-school tutoring institution shall not be collected in a lump sum for more than 60 course sessions when charged based on the number of classes, or for a course length of more than three months when charged based on the length of the course; and (iii) an after-school tutoring institution shall set up an escrow bank account for pre-payment tuition fees it collects and the bank will provide escrow services without charging from the after-school tutoring institution and students.

Regulation Relating to Online Class Platforms for Juveniles

The MOE, jointly with certain other PRC government authorities, issued the Opinions on Management of Online Class Platforms for Juveniles on November 27, 2020, which requires online class platforms for juveniles, among others, to resubmit for review and renew relevant filing with competent provincial regulatory authorities for education when launching a new application or adjusting a major function. “Online Class Platforms for Juveniles” has not been defined in the Opinions on Management of Online Class Platforms for Juveniles. The MOE expects to further promulgate implementation rules with respect to such requirements. The Opinions on Management of Online Class Platforms for Juveniles also requires, among other, that (i) all competent provincial regulatory authorities for education shall regularly announce the list of online class platforms for juveniles under filing; (ii) all competent provincial regulatory authorities for education shall regularly supervise online class platforms for juveniles within its jurisdiction. As for online class platforms for juveniles which are not filed pursuant to the Opinions, the competent provincial regulatory authorities shall issue handling opinions, take measures such as temporarily offline or off the shelf, and demand rectification of such platforms within a time limit. Only after the completion of the rectification, shall filing be submitted and reviewed by the competent provincial regulatory authorities for education; and (iii) all competent provincial regulatory authorities for education shall incorporate non-disciplinary online class platforms for primary and secondary school students into the scope of daily supervision, and establish management records.

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

Pursuant to the Law for Protection of Minors which was issued by the SCNPC on September 4, 1991 and was recently amended on October 17, 2020 and became effective on June 1, 2021, online education products and services which are targeted at minors shall not include any links to online games or provide any push advertisements and other information that is irrelevant to teaching. In addition, schools shall not use public holidays, weekends, winter and summer break periods to organize students in primary and secondary schools to take lessons collectively, which will aggregate students’ burden of study and after-school tutoring service providers may not provide primary school curriculum education to the preschool-aged minors.

On December 13, 2021, the MOE published on its official website that the MOE recently issued a circular specifying the coordination between the regulations of the educational mobile internet applications and the Alleviating Burden Policy, which requires local education administration authorities shall suspend the filing of online academic tutoring applications for primary and secondary school students prior to the completion of review and re-approval procedures by competent government authorities to online academic tutoring institutions. Relevant educational applications that have been filed shall be temporarily taken offline from the platform. Educational applications taken offline, after obtaining the school operating permits for online academic tutoring permit, can resume online after being approved by the local provincial education administration authority. Failing to obtain the school operating permits for online academic tutoring permit, the filling of such educational application shall be revoked.

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

Regulation Relating to Production and Distribution of Radio and Television Programs

On July 19, 2004, SAPPRFT issued the Administrative Provisions on the Production and Distribution of Radio and Television Programs, as amended on August 28, 2015 and October 29, 2020, which is applicable for establishing institutions that produce and distribute radio and television programs or for the production of radio and television programs like programs with a special topic, column programs, variety shows, animated cartoons, radio plays and television dramas and for activities like transactions and agency transactions of program copyrights. The permit to produce and distribute radio or television programs shall be obtained for establishing institutions that produce and distribute radio and television programs or engaging in production and distribution of radio and television programs. Through Dasheng Zhixing, our PRC consolidated VIE, we currently hold a permit to produce and distribute radio or television programs that is valid until June 30, 2023.

Regulation Relating to Online Transmission of Audio-Visual Programs

The Measures for the Administration of Publication of Audio-Visual Programs through Internet or Other Information Network, or the Audio-Visual Measures, promulgated by the SAPPRFT, on July 6, 2004 and put into effect on October 11, 2004, apply to the activities relating to the opening, broadcasting, integration, transmission or download of audio-visual programs using internet or other information network. Under the Audio-Visual Measures, to engage in the business of transmitting audio-visual programs, a license issued by SAPPRFT is required, and “audio-visual programs (including audio-visual products of films and televisions)” are defined as the audio-visual programs consisting of movable pictures or sounds that can be listened to continuously, which are shot and recorded using video cameras, vidicons, recorders and other audio-visual equipment for producing programs. Foreign invested enterprises are not allowed to carry out such business. On April 13, 2005, the State Council promulgated the Certain Decisions on the Entry of the Non-state-owned Capital into the Cultural Industry. On July 6, 2005, five PRC governmental authorities, including the SAPPRFT, jointly adopted the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. According to these regulations, non-state-owned capital and foreign investors are not allowed to engage in the business of transmitting audio-visual programs through information networks. However, the Audio-Visual Measures have been repealed according to the Administrative Provisions on Audio-Visual Program Service through Special Network and Directed Transmission that promulgated by the SAPPRFT on April 25, 2016, effective as of June 1, 2016 and last amended on March 23, 2021.

To further regulate the provision of audio-visual program services to the public via the internet, including through mobile networks, within the territory of the PRC, the SAPPRFT and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions, on December 20, 2007, which came into effect on January 31, 2008 and were amended on August 28, 2015. Under the Audio-Visual Program Provisions, “internet audio-visual program services” is defined as activities of producing, redacting and integrating audio-visual programs, providing them to the general public via internet, and providing services for other people to upload and transmit audio-visual programs, and providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by SAPPRFT, or complete certain registration procedures with SAPPRFT. In general, providers of internet audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program services determined by SAPPRFT. In a press conference jointly held by SAPPRFT and MIIT to answer questions relating to the Audio-Visual Program Provisions in February 2008, SAPPRFT and MIIT clarified that providers of internet audio-visual program services who engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are eligible to re-register with the relevant authorities and continue their operation of internet audio-visual program services so long as those providers did not violate the relevant laws and regulations in the past. On May 21, 2008, SAPPRFT issued a Notice on Relevant Issues Concerning Application and Approval of License for the Online Transmission of Audio-Visual Programs, as amended on August 28, 2015, which further sets out detailed provisions concerning the application and approval process regarding the License for Online Transmission of Audio-Visual Programs. The notice also states that providers of internet audio-visual program services that engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are eligible to apply for the license so long as their violation of the laws and regulations is minor in scope and can be rectified in a timely manner and they have no records of violation during the last three months prior to the promulgation of the Audio-Visual Program Provisions. Further, on March 30, 2009, SAPPRFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which reiterates the pre-approval requirements for the audio-visual programs transmitted via the internet, including through mobile networks, where applicable, and prohibits certain types of internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition or other similarly prohibited elements.

According to the Tentative Categories of Internet Audio-Visual Program Services, or the Categories, promulgated on March 17, 2010 and amended on March 10, 2017, there are four categories of internet audio-visual program services which are further divided into seventeen sub-categories. The third sub-category to the second category covers the making and editing of certain specialized audio-video programs concerning, among other things, educational content, and broadcasting such content to the general public online. However, there are still significant uncertainties relating to the interpretation and implementation of the Audio-Visual Program Provisions, in particular, the scope of “internet audio-video programs.” We currently do not hold a License for Online Transmission of Audio-Visual Programs.

Regulations Relating to Privacy Protection and Cybersecurity

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. Pursuant to the Decision on Strengthening the Protection of Online Information issued by the NPC Standing Committee on December 28, 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 16, 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. “Personal information” is defined in these regulations as information that identifies a citizen, the time or location for his use of telecommunication and internet services, or involves privacy of any citizen such as his birth date, ID card number, and address. An ICP services provider must also keep information collected strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. Any violation of the above decision or order may subject the ICP service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. Pursuant to the Ninth Amendment to the Criminal Law issued by the NPC Standing Committee in August 29, 2015, which became effective in November 1, 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtains any personal information, shall be subject to criminal penalty in severe situation. As an ICP services provider, we are subject to these laws and regulations relating to protection of privacy.

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

On August 22, 2019, the Provisions on the Cyber Protection of Children’s Personal Information was deliberated and adopted at the executive meeting of the Cyberspace Administration of China, which came into force on October 1, 2019, providing that: (i) a network operator collecting, using, transferring or disclosing any child’s personal information shall notify the child’s guardian in a conspicuous and clear manner, and obtain verified consent from the child’s guardian for the collection, use, transfer or disclosure of personal information of the child. (ii) a network operator obtaining consent shall provide the option of refusing to provide consent, and clearly notify the child’s guardian of the related matters such as security safeguards for children’s personal information, the consequences of refusal to provide consent, etc. (iii) no network operator shall collect any child’s personal information irrelevant to the services provided by it, or collect such information in violation of laws, administrative regulations or the agreement of both parties. (iv) the storage of children’s personal information by a network operator shall not exceed the time limit necessary for the purpose of its collection and use.

On May 28, 2020, the National People’s Congress adopted the Civil Code of the PRC, effective on January 1, 2021. According to the Civil Code, individuals have the right of privacy. No organization or individual shall process any individual’s private information or infringe on an individual’s right of privacy, unless otherwise prescribed by law or with such individual’s prior express consent. In addition, personal information is protected by the PRC laws. Any processing of personal information shall be subject to the principles of legitimacy, legality and necessity. An information processor must not divulge or falsify the personal information collected and stored by it, or provide the personal information of an individual to others without the consent of such individual.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law of PRC, which took effect on September 1, 2021. The Data Security Law establishes a classified and tiered system for data protection based on the level of importance of the data in the economic and social development, as well as the level of danger of the data imposed on national security, public interests, or the legal interests of individuals and organizations upon any manipulation, destruction, leakage, illegal acquisition or illegal usage. Any organizational or individual data processing activities that violate the Data Security Law shall bear the corresponding civil, administrative or criminal liabilities depending on specific circumstances. The exact scopes of important data and state core data remain unclear and may be subject to further interpretation. If any data that we are in possession of constitutes important data or state core data, we may be required to adopt stricter measures for protection and management of such data.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Combating Illegal Securities Activities, which request improvement on the laws and regulations related to data security, cross-border data transfer and the management of confidential information, strengthening principal responsibility for the information security of overseas listed companies, strengthening standardized mechanisms for providing cross-border information, and improvement of cross-border audit regulatory cooperation in accordance with the law and the principle of reciprocity.

On July 30, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, effective on September 1, 2021. According to the Regulations on Security Protection of Critical Information Infrastructure, a “critical information infrastructure” has the meaning of an important network facility and information system in important industries such as public communications and information services, energy, transportation, water conservancy, finance, public services, e-government, national defense technology, etc., as well as other important network facilities and information systems that may seriously endanger national security, the national economy, the people’s livelihood, or the public interests in the event of damage, loss of function, or data leakage. The competent governmental departments and supervision and management departments of the aforementioned important industries will be responsible for (i) organizing the identification of critical information infrastructures in their respective industries in accordance with certain identification rules, and (ii) promptly notifying the identified operators and the public security department of the State Council of the identification results.

The Administrative Provisions on Security Vulnerability of Network Products, or the Security Vulnerability Provisions, was jointly promulgated by the Ministry of Industry and Information Technology, the Cyberspace Administration of China and the Ministry of Public Security on July 12, 2021 and took effect on September 1, 2021. Network product providers, network operators as well as organisations or individuals engaging in the discovery, collection, release and other activities of network product security vulnerability are subject to the Security Vulnerability Provisions and shall establish channels to receive information of security vulnerability of their respective network products and shall examine and fix such security vulnerability in a timely manner. Network product providers are required to report relevant information of security vulnerability of network products with the MIIT within two days and to provide technical support for network product users. Network operators shall take measures to examine and fix security vulnerability after discovering or acknowledging that their networks, information systems or equipment have security loopholes. According to the Security Vulnerability Provisions, the breaching parties may be subject to administrative penalty as regulated in accordance with the Cyber Security Law. Since the Security Vulnerability Provisions is relatively new, uncertainties still exist in relation to its interpretation and implementation.

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law of the People’s Republic of China or the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. The Personal Information Protection Law sets forth detailed rules on processing personal information, clarifies the relevant rights of the individuals and the obligations of the personal information processors, and further strengthens the liabilities for illegal process of personal information. In addition to other rules and principles of personal information processing, the Personal Information Protection Law specifically provides rules for processing sensitive personal information. Sensitive personal information refers to personal information that, once leaked or illegally used, could easily lead to the infringement of human dignity or harm to the personal or property safety of an individual, including biometric recognition, religious belief, specific identity, medical and health, financial account, personal whereabouts and other information of an individual, as well as any personal information of a minor under the age of 14. Only where there is a specific purpose and sufficient necessity, and under circumstances where strict protection measures are taken, may personal information processors process sensitive personal information. A personal information processor shall inform the individual of the necessity of processing such sensitive personal information and the impact thereof on the individual’s rights and interests. Entities handling personal information shall bear responsibilities for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the entities handling personal information could be ordered to correct, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties. Our mobile apps and websites only collect basic user personal information that is necessary to provide the corresponding services. We do not collect any excessive personal information that is not related to the corresponding services. We update our privacy policies from time to time to meet the latest regulatory requirements of the CAC and other authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

On October 26, 2021, the Cyberspace Administration of China issued the Provisions on the Management of Account Names Information of Internet Users (Draft for Solicitation of Comments), which stipulates that the Internet user account service platform shall perform the main responsibility of Internet user account name information management, be equipped with management personnel and technical capabilities in corresponding with its business scale, establish a sound and strictly implement account names information management, authentic identity information verification, account professional qualification certification management, information content security, ecological governance, emergency response, personal information protection and credit evaluation management systems. If the Internet user account service platform provides account registration services to minors, the platform shall obtain the consent of their guardians and verify the true identity information of the minors based on their resident ID numbers and verify the true identity information of their guardians. As of the date of this document, this regulation is still in the stage of soliciting comments and has not formally taken effect.

On October 29, 2021, the Cyberspace Administration of China has publicly solicited opinions on the Measures for the Security Assessment of Data Cross-border Transfer (Draft for Comments), which requires that any data processor providing important data collected and generated during operations within the territory of the PRC or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. The Measures for the Security Assessment of Data Cross-border Transfer (Draft for Comments) provides five circumstances, under any of which data processors shall, through the local cyberspace administration at the provincial level, apply to the national cyberspace administration for security assessment of data cross-border transfer. These circumstances include: (i) where the data to be transferred to an overseas recipient are personal information or important data collected and generated by operators of critical information infrastructure; (ii) where the data to be transferred to an overseas recipient contain important data; (iii) where a personal information processor that has processed personal information of more than one million people provides personal information overseas; (iv) where the personal information of more than 100,000 people or sensitive personal information of more than 10,000 people are transferred overseas accumulatively; or (v) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration. As of the Latest Practicable Date, the Measures for the Security Assessment of Data Cross-border Transfer (Draft for Comments) has not been formally adopted.

On November 14, 2021, the Cyberspace Administration of China published a discussion draft of the Administrative Measures for Internet Data Security, or the Draft Measures for Internet Data Security, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. There have been no clarifications from the authorities as of the date of this document as to the standards for determining such activities that “affects or may affect national security”. The Cyberspace Administration of China has solicited comments on this draft until December 13, 2021, but there is no timetable as to when it will be enacted. Moreover, there have been no clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” As of the date of this annual report, the Draft Measures for Internet Data Security was released for public comment only, and its respective provisions and the anticipated adoption or effective date may be subject to change with substantial uncertainty. The Draft Measures for Internet Data Security remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States, such as us. We cannot predict the impact of the Draft Measures for Internet Data Security, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted version of the Draft Measures for Internet Data Security mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange, we face uncertainties as to whether such clearance can be timely obtained, or at all. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis. However, if we are not able to comply with the cybersecurity and network data security requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations. In addition to the cybersecurity review, the Draft Measures for Internet Data Security requires that data processors processing “important data” or listed overseas shall conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. If a final version of the Draft Measures for Internet Data Security is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing.

The Cybersecurity Review Measures, which became effective on June 1, 2020, set forth the cybersecurity review mechanism for critical information infrastructure operators, and provided that critical information infrastructure operators who intend to purchase internet products and services that affect or may affect national security shall be subject to a cybersecurity review. On December 28, 2021, the Cyberspace Administration of China and 12 other government authorities published the Revised Cybersecurity Review Measures, which took effect on February 15, 2022 and superseded the Cybersecurity Review Measures. The Cybersecurity Review Measures provide that the relevant operators shall apply with the Cybersecurity Review Office of the Cyberspace Administration of China for a cybersecurity review under the following circumstances: (i) internet platform operators holding over one million individuals’ personal information aiming for foreign listing, (ii) operators of “critical information infrastructure” that intend to purchase internet products and services that will or may affect national security, and (iii) internet platform operators carrying out data processing that affect or may affect national security. However, there is not any further explanation or interpretation for “foreign listing” or “affect or may affect national security” under the Revised Cybersecurity Review Measures.

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

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001 and amended on January 8, 2011 and January 30, 2013, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration. In compliance with, and in order to take advantage of the above rules, as of December 31, 2021, we have registered 21 works of art copyrights and 43 software copyrights in China. We also have copyright in the course materials our in-house team has developed, including nine of our Classic English course books and fourteen of our Classic English Junior course books as of December 31, 2021.

Patents

The NPC Standing Committee adopted the Patent Law of the People’s Republic of China in 1984 and amended it in 1992, 2000, 2008 and 2020, respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the National Intellectual Property Administration is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention, a ten-year term for a utility model and a fifteen-year term for design, starting from the application date. Except under certain specific circumstances provided by law, any third party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder. As of December 31, 2021, we held 12 patents and had 6 patents in the application process.

Domain Name

In September 2002, the China Internet Network Information Center, or CNNIC, issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names, which was amended on May 28, 2012. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” On August 24, 2017, MIIT promulgated Administrative Measures for Internet Domain Names, repealing the Domain Name Measures since November 1, 2017. The efforts to undertake internet domain name services as well as the operation, maintenance, supervision and administration thereof and other relevant activities within the territory of the PRC shall thereafter be made in compliance with Administrative Measures for Internet Domain Names. On June 18, 2019, the CNNIC issued the Measures on Resolution of Disputes over National Top-level Domain Names, pursuant to which the domain name disputes shall be accepted and solved by a domain name dispute resolution body as recognized by the CNNIC. We registered 71 domain names in China as of December 31, 2021.

Trademark

Trademarks are protected by the PRC Trademark Law which was adopted in 1982 and subsequently amended in 1993, 2001, 2013 and 2019, respectively, as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002 and amended in 2014. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements must be filed with the Trademark Office for record. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. We registered 216 trademarks in China as of December 31, 2021.

Regulations on Foreign Exchange

Foreign Currency Exchange

Pursuant to the Foreign Currency Administration Rules, as amended, and various regulations issued by SAFE on August 5, 2008, and other relevant PRC government authorities, RMB is freely convertible to the extent of current account items, such as trade related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, unless expressly exempted by laws and regulations, still require prior approval from SAFE or its provincial branch for conversion of RMB into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside of the PRC. Payments for transactions that take place within the PRC must be made in RMB. Foreign currency revenues received by PRC companies may be repatriated into China or retained outside of China in accordance with requirements and terms specified by SAFE.

Dividend Distribution

Under PRC laws and regulations, any companies within the PRC may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a PRC company is required to set aside at least 10% of its annual after-tax profits, if any, to fund the statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may or may not allocate certain portion of its after-tax profits to the discretional reserve fund. The statutory reserve fund and discretional reserve fund (if any) are not distributable as cash dividends. As of December 31, 2021, no appropriations to statutory reserves, enterprise expansion fund and staff welfare and bonus fund have been made by the entities, because the entities were in ac-cumulative deficit position.

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

Regulation on Tax

PRC Enterprise Income Tax Law

The PRC Enterprise Income Tax Law took effect on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018. The Implementation Regulation for the Enterprises Income Tax Law of the PRC took effect on January 1, 2008 and was last amended on April 23, 2019. The PRC Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Under the PRC Enterprise Income Tax Law and its implementation regulations, dividends generated from the business of a PRC subsidiaries after January 1, 2008 and payable to its foreign investor may be subject to a withholding tax rate of 10% if the PRC tax authorities determine that the foreign investor is a non-resident enterprise, unless there is a tax treaty with China that provides for a preferential withholding tax rate. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax.

Under the PRC Enterprise Income Tax Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Notice on Issues Concerning the Determination of Chinese-Controlled Enterprises Registered Overseas as Resident Enterprises on the Basis of Their Bodies of Actual Management issued by the SAT on April 22, 2009, or SAT Circular 82, which was amended by the SAT respectively in the Announcement of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions on January 29, 2014 and the Decision of the State Administration of Taxation on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents on December 29, 2017, clarified that dividends and other income paid by such PRC “resident enterprises” will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-PRC enterprise shareholders. SAT Circular 82 also subjects such PRC “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the Implementation Regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, SAT Circular 82 mentioned above specifies that certain PRC-invested overseas enterprises controlled by a Chinese enterprise or a Chinese enterprise group in the PRC will be classified as PRC resident enterprises if the following are located or resided in the PRC: (i) senior management personnel and departments that are responsible for daily production, operation and management; (ii) financial and personnel decision making bodies; (iii) key properties, accounting books, the company seal, and minutes of board meetings and shareholders’ meetings; and (iv) half or more of the senior management or directors who have the voting rights.

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

On October 17, 2017, the SAT issued Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source, or SAT Announcement 37, which was revised by SAT in the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents on June 15, 2018. Pursuant to the SAT Announcement 37, the Non-resident Enterprises Measures, SAT Circular 698, and the second paragraph of Article 8 of the SAT Bulletin 7 shall be repealed from December 1, 2017. According to SAT Announcement 37, the income from property transfer obtained by non-resident enterprise, as stipulated in the second item under Article 19 of the Law on Enterprise Income Tax, shall include the income derived from transferring such equity investment assets as stock equity. The withholding agent shall, within seven days of the day on which the withholding obligation occurs, declare and remit the withholding tax to the competent tax authority at its locality.

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

On November 19, 2017, State Council promulgated Decision of the State Council on Abolishing the Interim Regulations of the People’s Republic of China on Business Tax and Amending the Interim Value-Added Tax Regulations of the People’s Republic of China, deciding to abolish the Interim Regulations of the People’s Republic of China on Business Tax. Since then, business tax has been comprehensively cancelled. We currently pay VAT for our services activities, and for any other parts of our business that are deemed by the local tax authorities to belong to the applicable industries. Since January 2020, in accordance with the Announcement on Tax Policies to Support Prevention and Control of Pneumonia Caused by Novel Coronavirus Infection issued and respectively amended on May 15, 2020 and March 17, 2021 by Ministry of Finance and SAT, due to the COVID-19 virus, the VAT from providing specific consumer services were exempted from January 1, 2020 to March 31, 2021.

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

We have entered into employment agreements with all of our full-time employees. We currently implement a standard working time system with regard to all of our employees and a comprehensive working time system to certain of our employees work in sales and/or student services departments. We believe that since 2017 we have fully contributed to the social insurance plan and the housing fund plan as required by applicable PRC regulations. However, previously we had not fully contributed to the social insurance plan and the housing fund plan as required by applicable PRC regulations. As of December 31, 2021, with regards to the outstanding contributions to such plans, we made provisions of approximately RMB2.1 million. While we believe we have made adequate provision of such outstanding amounts of contributions to such plans in our audited financial statements, our previous failure to make sufficient payments to such plans does not fully comply with applicable PRC laws and regulations and we may be required to make up the contributions for such plans as well as to pay late fees and fines. Meanwhile, we began to outsource part of our marketing and sales functions to independent third party suppliers who provide management and business outsourcing services to us in December 2015. There remains a degree of uncertainty as to whether such service outsourcing arrangement will be deemed labor dispatch arrangements under current PRC laws and regulations. If the authorities take the view that such outsourcing arrangements constitute labor dispatch and violate relevant labor laws, we may be ordered to terminate such outsource arrangement and may be fined or have our business license revoked if the relevant authorities deem such arrangements constitute a serious violation of the PRC laws and regulations relating to labor dispatch.

Regulations Relating to Overseas Listing and M&A Rule

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

On December 24, 2021, the CSRC issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments.

The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Draft Provisions and the Draft Administration Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offing activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after completion of the follow-on offering. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. The Draft Administration Measures also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises.

As of the date of this annual report, the Draft Provisions and the Draft Administration Measures were released for public comment only. There are uncertainties as to whether the Draft Provisions and the Draft Administration Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft Administration Measures. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures does not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website, the respondent CSRC official indicated that the proposed new filing requirement will start with new companies and the existing companies seeking to carry out activities like follow-on financing. As for the filings for the existing companies, the regulator will grant adequate transition period and apply separate arrangements. The Q&A also addressed the contractual arrangements and pointed out that if relevant domestic laws and regulations have been observed, companies with compliant VIE structure may seek overseas listing after completion of the CSRC filings. Nevertheless, it does not specify what qualify as compliant VIE structures and what relevant domestic laws and regulations are required to be complied with. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.

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

On March 26, 2021, the Corporate Recovery and Tax Incentives for Enterprises (CREATE) was signed into law as Republic Act No. 11534 and took effect on 11 April 2021 . Under this law, the corporate income tax rates for domestic and resident foreign corporations was reduced from thirty percent (30%) to twenty-five percent (25%).

However, there are instances wherein corporations are not subject to the twenty-five (25%) corporate income tax rate for a certain amount of time. One example is entities registered with the Philippine Economic Zone Authority, or PEZA.

Under the CREATE law, such entities are entitled to fiscal incentives including income tax holiday or 100% exemption from corporate income tax for a period of four (4) to seven (7) years. After such time, the PEZA registered corporation shall be enjoy a special corporate income tax rate of 5% on gross income earned in lieu of all national and local taxes, or enhanced deduction for five (5) to ten (10) years. PEZA entities also will also enjoy tax and duty free importation of raw materials, capital equipment, machineries, spare part or accessories.

The number of years an entity is entitled to the incentives is determined by the location of the entity and the type of business or activity it is engaged in.

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

According to the CREATE law, those granted an income tax holiday prior to the effectivity of the law and are entitled to 5% tax on gross income earned shall be allowed to continue to avail of the five percent (5%) gross income earned incentive for ten (10) years while those availing of the five percent (5%) tax on gross income earned prior the effectivity of the law shall be allowed to continue availing the said incentive for ten (10) years.

However, after such time, PEZA registered entities will be levied the same tax rate (i.e. 25% corporate income tax) as other Philippine corporations.

C.          Organizational Structure

The following diagram illustrates our current corporate structure, which includes our significant subsidiaries and consolidated affiliated entities as of the date of this annual report:

China Online Education Group
(Cayman)
(COE)
100%
99.999993%
(1)
99.999%
(2)
100% (8)
China Online Education
(HK) Limited
(Hong Kong)
(COE HK Co I)
China Online Innovations Inc.
(Philippines)
(Philippines Co II)
On Demand
English Innovations Inc.
(Philippines)
(Philippines Co III)
Helloworld
Online Education Group
(Cayman)
(Helloworld Online Cayman)
100%
(3)
100% (9)
51 Talk English
International Limited
(Hong Kong)
(COE HKCo II)
51 Talk English Philippines
Corporation
(Philippines)
(Philippines Co I)
Helloworld Online
Education Group (HK) Limited (Hong
Kong)
(Helloworld Online HK)
Outside PRC
Inside PRC
100%
100% (12)
100% (10)
Beijing Dasheng Online
Technology Co., Ltd.
(PRC)
(Dasheng Online)
Hainan Dasheng International
Technology Co., Ltd.
(PRC)
(Hainan Daseng)
Beijing Helloworld Online Technology
Co., Ltd.
(PRC)
(Helloworld Online)
(4)
(7)
(11)
Beijing Dasheng Zhixing
Technology Co., Ltd.
(PRC)
(Dasheng Zhixing)
Shenzhen Dasheng ZhiYun
Technology Co., Ltd.
(PRC)
(Dasheng Zhiyun)
Beijing Dasheng Helloworld
Technology Co., Ltd.
(PRC)
(Dasheng Helloworld)
100% (5)
100% (6)
100% (13)
100% (14)
100% (15)
Shanghai Zhixing
Helloworld Information
Consulting Co., Ltd
(PRC)
(Zhishi Training)
Wuhan Houdexaiwu
Online Technology
Co., Ltd.
(PRC)
(Wuhan Houde)
Dasheng Zhixing (Tianjin)
Training School Co., Ltd.
(PRC)
(Tianjin Zhixing)
Guangzhou Dasheng Zhixing
Education Technology Co., Ltd.
(PRC)
(Guangzhou Zhixing)
Shenzhen Dasheng Zhixing Education
Technology Co., Ltd.
(PRC)
(Shenzhen Zhixing)
Equity Control
Contractual Control

Notes:

(1)	Each of Ting Shu, Huiru Yuan, Jennifer Que, Luzviminda Castro, Samuel Celestino, Xing Liu and Wei Li holds 0.000001% of the equity interest in Philippines Co II. Each of Ting Shu, Huiru Yuan, Jennifer Que, Luzviminda Castro, and Samuel Celestino is a director of Philippines Co II. Each of Xing Liu and Wei Li is a beneficial owner of us. We entered into contractual arrangements with these individual shareholders which provide us an exclusive option to purchase all of the individual shareholders’ equity interests in Philippines Co II and the power to exercise their shareholder rights.
(2)	Each of Min Xu, Frank Lin, Rommel Quozon, Luzviminda Santos Castro and Anna Marie Rivera holds 0.0002% of the equity interest in Philippines Co III. Each of Min Xu, Frank Lin, Rommel Quozon, Luzviminda Santos Castro and Anna Marie Rivera is a director of Philippines Co III. We entered into contractual arrangements with these individual shareholders which provide us with an exclusive option to purchase all of the individual shareholders’ equity interests in Philippines Co III and the power to exercise their respective shareholder rights.
(3)	Jack Jiajia Huang holds 99.90% of the equity interest in Philippines Co I; Kei Hattori holds 0.02% of the equity interest in Philippines Co I; Nelson Tan holds 0.06% of the equity interest in Philippines Co I and Frank Lin holds 0.02% of the equity interest in Philippines Co I. Each of Mr. Hattori, Nelson and Mr. Lin is a director of Philippines Co I.

(4)	Jack Jiajia Huang, our founder, chairman and chief executive officer, holds 72.2750% of the equity interest in Dasheng Zhixing, Ting Shu, our co-founder, director and senior vice president, holds 25.7250% of the equity interest in Dasheng Zhixing, and Caijian Jia, an employee of us, holds 2.0000% of the equity interest in Dasheng Zhixing.
(5)	In December 2016, Shanghai Zhixing HelloWorld Information Consulting Co., Ltd., or Shanghai Zhixing, was incorporated as a wholly-owned subsidiary of Dasheng Zhixing to conduct our business operations in Shanghai.
(6)	In January 2017, Wuhan Houdezaiwu Online Technology Co., Ltd., or Houdezaiwu Online, was incorporated as a wholly-owned subsidiary of Dasheng Zhixing to conduct our business operations in Wuhan.
(7)	Jack Jiajia Huang holds 80% of the equity interest in Shenzhen Dasheng Zhiyun Technology Co., Ltd., or Dasheng Zhiyun, Mr. Caijian Jia, an employee of us, holds 10% of the equity interest in Dasheng Zhiyun, and Mr. Jing Chen, an employee of us, holds 10% of the equity interest in Dasheng Zhiyun.
(8)	In July, 2018, HelloWorld Online Education Group, or HelloWorld Online Cayman, was incorporated as a wholly-owned subsidiary of China Online Education Group.
(9)	In August 2018, HelloWorld Online Education Group (HK) limited, or HelloWorld Online HK, was incorporated as a wholly-owned subsidiary of HelloWorld Online.
(10)	In September 2018, Beijing HelloWorld Online Technology Co., Ltd., or HelloWorld Online, was incorporated as a wholly-owned subsidiary of HelloWorld Online HK.
(11)	Jack Jiajia Huang holds 100% of the equity interest in Beijing Dasheng HelloWorld Technology Co., Ltd., or Dasheng HelloWorld.
(12)	In January 2021, Hainan Dasheng International Technology Co., Ltd., or Hainan Dasheng, was incorporated as a wholly-owned subsidiary company of COE HK Co I in Hainan.
(13)	In February 2021, Dasheng Zhixing (Tianjin) Training School Co., Ltd., or Tianjin Zhixing, was incorporated as a wholly-owned subsidiary of Dasheng Zhixing.
(14)	In March 2021, Guangzhou Dasheng Zhixing Education Technology Co., Ltd., or Guangzhou Zhixing, was incorporated as a wholly-owned subsidiary of Dasheng Zhixing.
(15)	In April 2021, Shenzhen Dasheng Zhixing Education Technology Co., Ltd., or Shenzhen Zhixing, was incorporated as a wholly-owned subsidiary of Dasheng Zhixing to conduct our business operations in Guangzhou.

Due to PRC legal restrictions on foreign ownership and investment in the value-added telecommunications market, we operate our online platform through Dasheng Zhixing, Dasheng HelloWorld, Dasheng Zhiyun, our PRC consolidated VIEs. Dasheng Zhixing and its subsidiary company, Shenzhen Zhixing hold our ICP licenses necessary to operate our online platform in China, our domain names, including 51talk.com and 3 of our registered software copyrights that are essential to the Company’s online operation in PRC. Dasheng Zhixing had 929 staff, including 129 employees and 801 outsourced personnel, and leased six office facilities as of December 31, 2021. We rely on a series of contractual arrangements among our WFOEs, our PRC consolidated VIEs and their respective shareholders to operate our online and mobile platforms in China. These contractual arrangements enable us to:

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

Contractual Arrangement with Our PRC consolidated VIEs and Its Shareholders

The following is a summary of (i) the contracts by and among our subsidiary Dasheng Online, our PRC consolidated VIE Dasheng Zhixing, and the shareholders of Dasheng Zhixing; (ii) the contracts by and among our subsidiary HelloWorld Online, our PRC consolidated VIE Dasheng HelloWorld, and the shareholders of Dasheng HelloWorld; (iii) the contracts by and among our subsidiary Dasheng Online, our PRC consolidated VIE Dasheng Zhiyun, and the shareholders of Dasheng Zhiyun; (iv) the contracts by and among our subsidiary Beijing Xiangyue, our PRC consolidated VIEs Tianjin Xiangyue and the shareholders of Tianjin Xiangyue; (v) the contracts by and among our subsidiary Beijing Xiangyue, our PRC consolidated VIE Beijing Kaola and the shareholders of Beijing Kaola; (vi) the contracts by and among our subsidiary COE HK Co I, our consolidated VIE Philippines Co I, and the shareholders of Philippines Co I; (vii) the contracts by and among COE, Philippines Co II, and the shareholders of Philippines Co II; and (viii) contracts by and among COE, Philippines Co III and the shareholders of Philippines Co III, each of which is currently in full force and effect.

Amended and Restated Exclusive Business Cooperation Agreement

Under the amended and restated exclusive business cooperation agreement between Dasheng Online and Dasheng Zhixing, Dasheng Online has the exclusive right to provide or to designate any third party to provide, among other things, technical support, consulting services and other services to Dasheng Zhixing, and Dasheng Zhixing agrees to accept all the consultation and services provided by Dasheng Online or any third party service provider designated by Dasheng Online. The agreement also states that without Dasheng Online’s prior written consent, Dasheng Zhixing is prohibited from directly or indirectly engaging any third party to provide same or any similar services under this agreement or establishing similar relationship with any third party regarding the matters contemplated by this agreement. In addition, Dasheng Online has exclusive and proprietary ownership, rights and interests in any and all intellectual properties arising out of or created during the performance of this agreement. Dasheng Zhixing agrees to pay a monthly service fee to Dasheng Online at an amount determined at the sole discretion of Dasheng Online after taking into account factors including the complexity and difficulty of the services provided, the title of and time consumed by employees of Dasheng Online or third party service providers designated by Dasheng Online providing the services, the content and value of services provided and the market price of the same type of services. The original exclusive business cooperation agreement was entered into and made effective on June 18, 2013, which was subsequently amended and restated in its entirety on December 14, 2015. This agreement will remain effective unless terminated in accordance with its provisions or terminated in writing by Dasheng Online. Unless otherwise required by applicable laws, Dasheng Zhixing does not have any right to terminate this agreement in any event. Dasheng Online has the right to terminate this agreement and/or require Dasheng Zhixing to indemnify all damages in the event of any material breach of any term of this agreement by Dasheng Zhixing. Dasheng Zhixing agrees to indemnify and hold harmless Dasheng Online from any losses, injuries, obligations or expenses caused by any lawsuits, claims or other demands against Dasheng Online arising from or caused by the services provided by Dasheng Online to Dasheng Zhixing pursuant to this agreement, except where such losses, injuries, obligations or expenses arise from the gross negligence or willful misconduct of Dasheng Online.

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

Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement between HelloWorld Online and Dasheng HelloWorld, HelloWorld Online has the exclusive right to provide or to designate any third party to provide, among other things, technical support, consulting services and other services to Dasheng HelloWorld, and Dasheng HelloWorld agrees to accept all the consultation and services provided by HelloWorld Online or any third party service provider designated by HelloWorld Online. The agreement also states that without HelloWorld Online’s prior written consent, Dasheng HelloWorld is prohibited from directly or indirectly engaging any third party to provide same or any similar services under this agreement or establishing similar corporation relationship with any third party regarding the matters contemplated by this agreement. In addition, HelloWorld Online has exclusive and proprietary ownership, rights and interests in any and all intellectual properties arising out of or created during the performance of this agreement. Dasheng HelloWorld agrees to pay a yearly service fee to HelloWorld Online. The service fee shall consist of 100% of the total consolidated profit of Dasheng HelloWorld, after the deduction of any accumulated deficit of Dasheng HelloWorld and its affiliated entities in respect of the preceding financial year(s), operating costs, expenses, taxes and other statutory contributions and reasonable operation profit as determined in accordance with the principle of tax law and tax practice in the PRC.

Under the exclusive business cooperation agreement between Dasheng Online and Dasheng Zhiyun, Dasheng Online has the exclusive right to provide or to designate any third party to provide, among other things, technical support, consulting services and other services to Dasheng Zhiyun, and Dasheng Zhiyun agrees to accept all the consultation and services provided by Dasheng Online or any third party service provider designated by Dasheng Online. The agreement also states that without Dasheng Online’s prior written consent, Dasheng Zhiyun is prohibited from directly or indirectly engaging any third party to provide same or any similar services under this agreement or establishing similar corporation relationship with any third party regarding the matters contemplated by this agreement. In addition, Dasheng Online has exclusive and proprietary ownership, rights and interests in any and all intellectual properties arising out of or created during the performance of this agreement. Dasheng Zhiyun agrees to pay a yearly service fee to Dasheng Online. The service fee shall consist of 100% of the total consolidated profit of Dasheng Zhiyun, after the deduction of any accumulated deficit of Dasheng Zhiyun and its affiliated entities in respect of the preceding financial year(s), operating costs, expenses, taxes and other statutory contributions and reasonable operation profit as determined in accordance with the principle of tax law and tax practice in the PRC.

Under the exclusive business cooperation agreement between Beijing Xiangyue and Tianjin Xiangyue, Beijing Xiangyue has the exclusive right to provide or to designate any third party to provide services thereof and Tianjin Xiangyue agrees to accept all services or other matters thereof provided by Beijing Xiangyue or any third party service provider designated by Beijing Xiangyue. The agreement also states that without Beijing Xiangyue’s prior written consent, Tianjin Xiangyue is prohibited from directly or indirectly engaging any third party to provide same or any similar services under this agreement or establishing similar corporation relationship with any third party regarding the matters contemplated by this agreement. In addition, Beijing Xiangyue has exclusive and proprietary ownership, rights and interests in any and all intellectual properties arising out of or created during the performance of this agreement. Tianjin Xiangyue agrees to pay a monthly service fee to Beijing Xiangyue. The service fee shall consist of 100% of the net profit of Tianjin Xiangyue where the rate of service fees and payment arrangement can be adjusted in accordance with the operational needs of Tianjin Xiangyue after a prior written consent of Beijing Xiangyue.

Under the exclusive business cooperation agreement between Beijing Xiangyue and Beijing Kaola, Beijing Xiangyue has the exclusive right to provide or to designate any third party to provide services thereof and Beijing Kaola agrees to accept all services or other matters thereof provided by Beijing Xiangyue or any third party service provider designated by Beijing Xiangyue. The agreement also states that without Beijing Xiangyue’s prior written consent, Beijing Kaola is prohibited from directly or indirectly engaging any third party to provide same or any similar services under this agreement or establishing similar corporation relationship with any third party regarding the matters contemplated by this agreement. In addition, Beijing Xiangyue has exclusive and proprietary ownership, rights and interests in any and all intellectual properties arising out of or created during the performance of this agreement. Beijing Kaola agrees to pay a monthly service fee to Beijing Xiangyue. The service fee shall consist of 100% of the net profit of Beijing Kaola where the rate of service fees and payment arrangement can be adjusted in accordance with the operational needs of Beijing Kaola after a prior written consent of Beijing Xiangyue.

Powers of Attorney

Pursuant to the powers of attorney which were first executed by the then shareholders of Dasheng Zhixing on June 18, 2013, and subsequently amended and restated by the then shareholders on June 3, 2019, and the present shareholders on August 5, 2021, the shareholders of Dasheng Zhixing each irrevocably authorized Dasheng Online to act on his/her respective behalf as exclusive agent and attorney-in-fact with respect to all matters concerning all equity interests held by each of them now and in the future in Dasheng Zhixing, including but not limited to attend shareholders’ meetings, exercise all the shareholder’s rights and shareholder’s voting rights that each of them is entitled to under the relevant PRC laws and Dasheng Zhixing Articles of Association (including but not limited to the sale, transfer, pledge, or disposition of all equity interests held in part or in whole), and designate and appoint on their respective behalf the legal representative, directors, supervisors, chief executive officer and other senior management members of Dasheng Zhixing. Dasheng Online is entitled to re-authorize or assign its rights under this appointment to any other person or entity at its sole discretion and without giving prior notice to the shareholders of Dasheng Zhixing or obtaining their consent. Each power of attorney will remain in force until the shareholder ceases to hold any equity interest in Dasheng Zhixing. During the term of the powers of attorney, the shareholders waive all the rights associated with the equity interests held by them, which have been authorized to Dasheng Online through this power of attorney, and would not exercise such rights by themselves. The power of attorney shall remain effective until the shareholder ceases to hold any equity interest in Dasheng Zhixing.

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

On July 28, 2020, Mr. Zichun Zhao and Ms. Yu Deng, the shareholders of Tianjin Xiangyue have also executed an irrevocable power of attorney appointing Beijing Xiangyue as his/her attorney-in-fact to vote on his/her behalf on all matters requiring shareholder approval, with terms substantially similar to the powers of attorney executed by the shareholders of Dasheng Zhixing described above.

On July 28, 2020, Mr. Zichun Zhao, the sole shareholder of Beijing Kaola has also executed an irrevocable power of attorney appointing Beijing Xiangyue as his attorney-in-fact to vote on his behalf on all matters requiring shareholder approval, with terms substantially similar to the powers of attorney executed by the shareholders of Dasheng Zhixing described above.

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

On July 28, 2020, Mr. Zichun Zhao and Ms. Yu Deng, the shareholders of Tianjin Xiangyue have also executed an equity interest pledge to Beijing Xiangyue, with terms substantially similar to the equity interest pledge agreement executed by the shareholders of Dasheng Zhixing described above.

On July 28, 2020, Mr. Zichun Zhao, the sole shareholder of Beijing Kaola has also executed an equity interest pledge to Beijing Xiangyue, with terms substantially similar to the equity interest pledge agreement executed by the shareholders of Dasheng Zhixing described above.

Exclusive Option Agreements

Under the exclusive option agreements by and among Dasheng Online, each of the shareholders of Dasheng Zhixing and Dasheng Zhixing, in consideration of the payment of RMB10 by Dasheng Online, each of the shareholders irrevocably granted Dasheng Online a binding and exclusive right to purchase or designate one or more persons to purchase, equity interests in Dasheng Zhixing then held by each shareholder at once or at multiple times at any time in part or in whole at Dasheng Online’s sole and absolute discretion to the extent permitted by PRC law and at the price of RMB10 (or such minimum price decided by PRC law higher than RMB10). Without Dasheng Online’s prior written consent, Dasheng Zhixing’s shareholders shall not sell, transfer, mortgage, or otherwise dispose in any manner any material assets of Dasheng Zhixing or legal or beneficial interest in the material business or revenues of Dasheng Zhixing in an amount exceeding RMB500,000, or allow the encumbrance thereon of any security interests; or cause Dasheng Zhixing to execute any contract with a price exceeding RMB500,000, except the contracts in the ordinary course of business. Unless otherwise required by PRC law, Dasheng Zhixing shall not be dissolved or liquidated without prior written consent by Dasheng Online. The shareholders of Dasheng Zhixing waive their rights of first refusal in regard to the transfer of equity interest by any other shareholder of Dasheng Zhixing to Dasheng Online (if any), give consents to the execution by each other shareholder of Dasheng Zhixing with Dasheng Online and Dasheng Zhixing the exclusive option agreements, the equity interest pledge agreements and the powers of attorney, and accept not to take any actions in conflict with such documents executed by other shareholders. The shareholders of Dasheng Zhixing agree to promptly donate any profits, interests, dividends, or proceeds of liquidation to Dasheng Online or any other person designated by Dasheng Online to the extent permitted under the applicable PRC laws. These agreements shall remain in effect until all equity interests in Dasheng Zhixing held by the shareholders have been transferred or assigned to Dasheng Online and/or any other person designed by Dasheng Online in accordance with this agreement. The shareholders of Dasheng Zhixing and Dasheng Zhixing do not have any right to terminate the exclusive option agreements in any event unless otherwise required by the applicable laws.

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

On September 18, 2018, Mr. Jack Jiajia Huang, the sole shareholder of Dasheng HelloWorld has also entered into an exclusive option agreement with HelloWorld Online. The total purchase price for the purchase shall be the lowest price as permitted by the applicable PRC laws at the time of the transfer. Other terms are substantially similar to the exclusive option agreements described above.

On July 29, 2019, Mr. Jack Jiajia Huang, Mr. Caijian Jia and Mr. Jing Chen, the shareholders of Dasheng Zhiyun have also entered into an exclusive option agreement with Dasheng Online. The total purchase price for the purchase shall be the lowest price as permitted by the applicable PRC laws at the time of the transfer. Other terms are substantially similar to the exclusive option agreements described above.

On July 28, 2020, Mr. Zichun Zhao and Ms. Yu Deng, the shareholders of Tianjin Xiangyue have also entered into an exclusive option agreement with Beijing Xiangyue. The total purchase price for the purchase shall be RMB1 or the lowest price as permitted by the applicable PRC laws at the time of the transfer. Other terms are substantially similar to the exclusive option agreements described above.

On July 28, 2020, Mr. Zichun Zhao, the sole shareholder of Beijing Kaola has also entered into an exclusive option agreement with Beijing Xiangyue. The total purchase price for the purchase shall be RMB1 or the lowest price as permitted by the applicable PRC laws at the time of the transfer. Other terms are substantially similar to the exclusive option agreements described above.

Spousal Consent Letters

Pursuant to the spousal consent letters executed by the spouses of the shareholders of Dasheng Zhixing, the spouse of each shareholder of Dasheng Zhixing agreed to the execution of the equity interest pledge agreement, the exclusive option agreement and the powers of attorney by the respective shareholder. The spouse of each shareholder of Dasheng Zhixing further undertakes not to make any assertions in connection with the equity interests of Dasheng Zhixing held by the respective shareholder, and further confirms in the spousal consent letters that the respective shareholder can perform the relevant transaction documents described above and further amend or terminate such transaction documents without the authorization or consent from him/her. The spouse of each shareholder agrees and undertakes that if he/she obtain any equity interests of Dasheng Zhixing held by the respective shareholder for any reasons, he/she would be bound by the transaction documents described above and the amended and restated exclusive business cooperation agreement between Dasheng Online and Dasheng Zhixing, and have would comply with the obligations thereunder as a shareholder of Dasheng Zhixing. Mr. Jack Jiajia Huang, Ms. Ting Shu and Ms. Yanchun Li as the spouses of the respective shareholders of Dasheng Zhixing have each executed and delivered a spousal consent letter on August 5, 2021, respectively.

On September 18, 2018, Ms. Ting Shu, the spouse of Mr. Jack Jiajia Huang who is the sole shareholder of Dasheng HelloWorld has also executed a consent letter, with terms substantially similar to the consent letters executed by the spouses of shareholders of Dasheng Zhixing described above.

On July 19, 2019, Ms. Ting Shu, the spouse of Mr. Jack Jiajia Huang who is the shareholder of Dasheng Zhiyun, Ms. Yanchun Li, the spouse of Mr. Caijian Jia who is the shareholder of Dasheng Zhiyun, and Ms. Xiaohua Lian, the spouse of Mr. Jing Chen who is the shareholder of Dasheng Zhiyun, have also each executed a consent letter, with terms substantially similar to the consent letter executed by the spouses of shareholders of Dasheng Zhixing described above.

In the opinion of our PRC legal counsel, Shihui Partners, the contractual agreements among Dasheng Online, Dasheng Zhixing and its shareholders, among Dasheng Online, Dasheng Zhiyun and its shareholders, among HelloWorld Online, Dasheng HelloWorld and its shareholder, among Beijing Xiangyue, Tianjin Xiangyue and its shareholders, as well as among Beijing Xiangyue, Beijing Kaola and its shareholder are valid, binding and enforceable under current PRC law. Notwithstanding the foregoing, Beijing Xiangyue is in the process of deregistration procedures. Upon the completion of such deregistration, the VIE agreements entered into by Beijing Xiangyue will no longer be legally binding. However, these contractual agreements may not be as effective in providing control as direct ownership. There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. For a description of the risks related to our corporate structure, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

In the opinion of our Philippines counsel, Lee Yu Rigets Law, the contractual arrangements in respect of Philippines Co I, Philippines Co II and Philippines Co III are valid, binding and enforceable under current laws of the Philippines.

D.           Property, Plants and Equipment

Our current principal executive offices are located at Room 607, Yuemeite Building, No.1 Gaoxin South 7th Road, High-tech Zone, Yuehai Street, Nanshan District, Shenzhen, Guangdong Province, the People’s Republic of China. These facilities currently accommodate our management headquarters, as well as part of our sales and marketing. We also maintain offices in Beijing, China, with an aggregate of 4,760 square meters. These facilities currently accommodate part of our sales and marketing, product development and general and administrative activities. We also maintain offices in Shanghai, China, with an aggregate of 1,670 square meters, offices in Wuhan and Shijiazhuang, China, with an aggregate of 2,350 square meters, to support our sales and marketing activities. In addition.

In addition to our facilities in China, we also maintain offices in Pasig City, Philippines and Hong Kong with an aggregate of 249 square meters.

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

A.Operating Results

Overview

We are an online education platform in China, with core expertise in English education. Our mission is to make quality education accessible and affordable. Recognizing the strong demand for improving English proficiency and the lack of effective and affordable solutions in China, our founders started with English education as the first step of our journey.

Prior to the second half of 2021, we focused primarily on offering one-on-one lessons to K-12 students and post-secondary students in China, connecting them with our pool of foreign teachers. In response to the regulatory developments in the private education sector in China since mid-2021, we have stopped selling lessons taught by foreign teachers to K-12 students in mainland China and started developing and transitioning into new service offerings that continue to leverage our expertise in English education and our pool of English teachers while complying with the new regulatory regime. Our new business offerings include (i) group All-round Proficiency (also known as SuYang) lessons aided by AI tutorial sessions taught by Chinese teachers to K-12 students in Mainland China and (ii) one-on-one English lessons taught by foreign teachers to students in countries and regions outside of Mainland China and We also continue to provide English lessons taught by foreign teachers to post-secondary students in Mainland China. Our historical operational and financial data is not indicative of future operational and financial performances, particularly due to the transition described above.

Our gross billings increased from RMB2,080.6 million in 2019 to RMB2,722.6 million in 2020, and decreased to RMB1,367.5 million (US$214.6 million) in 2021. We define gross billings for a specific period as the total amount of cash received for the sale of course packages and services in such period, net of the total amount of refunds in such period. Our net revenues increased from RMB1,478.5 million in 2019 to RMB2,054.1 million in 2020, and further to RMB2,181.5 million (US$342.3 million) in 2021. Our net loss was RMB104.4 million in 2019, and we generated net income of RMB147.0 million and RMB120.6 million (US$18.9 million) in 2020 and 2021, respectively.

Change in Segment Reporting

Effective as of March 31, 2021, we changed our segment disclosure and no longer separately reports the financial results of our small class business, as the operating decision maker (“CODM”) no longer reviews the stand-alone operating information of the small class business. This is due to the immaterial contribution the small class business is expected to provide in the future, consistent with our strategic decision to focus business development on the one-on-one mass market offering. The CODM has been identified as the Chief Executive Officer, who now reviews consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole, and hence, we have only one reportable segment. This change in segment presentation does not affect consolidated balance sheets or consolidated statements of comprehensive Income/(loss). We retrospectively revised prior period segment information to conform to current period presentation.

Selected Income Statement Items

Net Revenues

In 2019, 2020 and 2021, we generated net revenues of RMB1,478.5 million, RMB2,054.1 million and RMB2,181.5 million (US$342.3 million), respectively. We generally collect fees in advance, which we initially record as advances from students. We mainly offer two types of prepaid course packages for our students to purchase, including standard prepaid credit packages and prepaid credit packages with minimum monthly consumption. Starting from March 2019, we also added the learning materials which typically contain two hundreds online audio picture books to K-12 one-on-one mass market students and twenty-six recorded lessons to adult students in the prepaid course packages. We recognize fees as revenues as the lesson credits are consumed and the learning materials are delivered. For prepaid credit packages, fees for lessons that have expired are automatically recognized as revenues. We had advances from students of RMB2,186.6 million, RMB2,721.0 million and RMB1,751.3 million (US$274.8 million) as of December 31, 2019, 2020 and 2021, respectively. Our net revenues are presented net of value-added tax.

Cost of Revenues

Our cost of revenues primarily consists of service fees to our teachers who delivered paid lessons, the amortization cost of licenses, the cost of printing the textbook and, to a lesser extent, payment processing fees charged by third party payment channels. We recorded cost of revenues of RMB439.9 million, RMB580.4 million and RMB558.0 million (US$87.6 million) in 2019, 2020 and 2021, respectively.

Operating Expenses

Our operating expenses consist of sales and marketing expenses and general and administrative expenses, and to a lesser extent, product development expenses and goodwill and intangibles impairment. The following table sets forth, for the periods indicated, our operating expenses, in absolute amounts and as percentages of total net revenues:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating expenses:
Sales and marketing	792,591	53.6%	1,035,620	50.4%	1,062,523	166,733	48.7%
General and administrative	196,029	13.3%	214,224	10.4%	323,968	50,838	14.9%
Product development	157,505	10.7%	162,829	7.9%	178,750	28,050	8.2%
Goodwill and intangibles impairment	—	—	—	—	32,176	5,049	1.5%
Total operating expenses	1,146,125	77.6%	1,412,673	68.7%	1,597,417	250,670	73.3%

Our sales and marketing expenses primarily consist of telemarketing sales expenses, online and mobile marketing expenses, branding expenses, impairment of contract cost and free trial lesson-related expenses.

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

Our goodwill and intangibles impairment primarily consist of impairment losses of the goodwill due to the decline of fair value related to the acquisition of 91waijiao.com, the business combination of Kaola Reading and an impairment loss based on the excess of the carrying value of the assets over the fair value of intangible assets.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our wholly owned subsidiaries in Hong Kong, COE HK Co I and COE HK Co II, are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong for the years of assessment 2015/2016, 2016/2017 and 2017/2018. Commencing from the year of assessment 2018/2019, the first HK$2 million of profits earned by our subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. We made provisions for Hong Kong profits tax for the year ended December 31, 2019, 2020 and 2021 as COE HK Co I reported taxable profit during such period. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends by our subsidiaries incorporated in Hong Kong to us are not subject to withholding tax in Hong Kong.

Philippines

Philippines Co II has been registered with the Philippine Economic Zone Authority, or PEZA, as an Ecozone IT Enterprise since December 19, 2014. As such, it is entitled to a special (5%) tax on gross income earned for the next 10 years. Thereafter, it will be subjected to 25% corporate income tax like any other Philippine corporation.

Since Philippines Co I and Philippines Co III are not within any special economic zone territory, these corporations are subject to a corporate income tax of 25% of the taxable net income on all income derived during each taxable year from sources within and outside of the Philippines. In addition to the 25% corporate income tax, these two companies are also subject to 12% of Value Added Tax on all income generated within the Philippines.

We made provisions for income tax expense in the Philippines Co III for the years ended December 31, 2019, December 31, 2020, and December 31, 2021 as Philippines Co I and Philippines Co III reported taxable profit during such periods.

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

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US	%

	(in thousands, except for percentages)
Net revenues	1,478,493	100.0%	2,054,095	100.0%	2,181,469	342,320	100.0%
Cost of revenues	(439,923)	29.8	(580,417)	28.3	(557,974)	(87,558)	25.6
Gross profit	1,038,570	70.2	1,473,678	71.7	1,623,495	254,762	74.4
Operating expenses and other income:
Sales and marketing expenses	(792,591)	53.6	(1,035,620)	50.4	(1,062,523)	(166,733)	48.7
Product development expenses	(157,505)	10.7	(162,829)	7.9	(178,750)	(28,050)	8.2
General and administrative expenses	(196,029)	13.3	(214,224)	10.4	(323,968)	(50,838)	14.9
Goodwill and intangibles impairment	—	—	—	—	(32,176)	(5,049)	1.5
Other income	—	—	43,414	2.1	23,223	3,644	1.1
Income/(loss) from operations	(107,555)	7.4	104,419	5.1	49,301	7,736	2.3
Interest income	17,654	1.2	38,508	1.9	21,120	3,314	1.0
Interest expenses and others, net	(9,451)	0.6	(66)	—	4,014	630	0.2
Income/(loss) before income tax expenses	(99,352)	6.8	142,861	7.0	74,435	11,680	2.1
Income tax benefits/(expenses)	(5,068)	0.3	4,101	0.2	46,139	7,240	2.1
Net income/(loss)	(104,420)	7.1%	146,962	7.2%	120,574	18,920	5.5%

The Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

Net Revenues

Our net revenues increased by 6.2% from RMB2,054.1 million in 2020 to RMB2,181.5 million (US$342.3 million) in 2021. The increase was primarily attributed to an increase in the number of paid lessons booked driven by an increase in the number of active students. The number of active students with general lesson consumption increased by 2.7% from 470.7 thousand in 2020 to 483.5 thousand in 2021. The number of active students is the main driver for our revenue. We track the number of active students as a key indicator for our business growth and manage our course offerings and sales strategies accordingly.

Cost of Revenues

Our cost of revenues decreased by 3.9% from RMB580.4 million in 2020 to RMB558.0 million (US$87.6 million) in 2021. The decrease was primarily driven by a decrease in total service fees paid to teachers, mainly due to the decrease of cost per lesson driven from cost control. The total amount of service fees paid to teachers for delivering paid lessons decreased by 5.6% from RMB544.9 million in 2020 to RMB514.3 million (US$80.7 million) in 2021.

Gross Profit

As a result of the foregoing, our gross profit increased by 10.2% from RMB1,473.7 million in 2020 to RMB1,623.5 million (US$254.8 million) in 2021. Our gross margin increased from 71.7% in 2020 to 74.4% in 2021. The increase was mainly attributable to an increase in the price for prepaid credit packages.

Operating Expenses

Our operating expenses increased by 13.1% from RMB1,412.7 million in 2020 to RMB1,597.4 million (US$250.7 million) in 2021. The increase was mainly due to the increases in sales and marketing expenses, general and administrative expenses, product development expenses and goodwill and intangibles impairment, resulting from restructuring cost of RMB85.9 million, impairment of contract cost and the decline of fair value related to the acquisition of 91waijiao.com,Gkid and Kaola reading.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 2.6% from RMB1,035.6 million in 2020 to RMB1,062.5 million (US$166.7 million) in 2021. The increase was mainly due to the increase in the impairment of contract acquisition cost and sales and marketing personnel costs, partially offset by the decrease in the marketing and branding expenses.

General and Administrative Expenses

Our general and administrative expenses increased by 51.2% from RMB214.2 million in 2020 to RMB324.0 million (US$50.8 million) in 2021. The increase was primarily due to restructuring cost of RMB85.9 million during the year.

Our administrative staff decreased from 751 as of December 31, 2020 to 364 full-time employees as of December 31, 2021. However , due to the increase of restructuring cost, the amount of payroll and employee benefit expenses for our management and administrative personnel increased from RMB124.5 million in 2020 to RMB217.8 million (US$34.2 million) in 2021.

Product Development Expenses.

Our product development expenses increased by 9.8% from RMB162.8 million in 2020 to RMB178.8 million (US$28.1 million) in 2021. The increase was primarily due to an increase in the number of technology and course development-related personnel in the first half year of 2021.

Though our technology staff decreased from 295 as of December 31, 2020 to 131 full-time employees as of December 31, the number of technology staff increased in the first half year of 2021. Therefore, with the increase in average salary , the amount of payroll and employee benefit expenses for our product development personnel increased from RMB133.8 million in 2020 to RMB139.4 million (US$21.9 million) in 2021.

Goodwill and intangibles impairment

Goodwill and intangibles impairment for 2021 was RMB32.2 million (US$5.0 million), compared with nil last year. The goodwill and intangibles impairment was mainly due to the decline of fair value related to the acquisition of 91waijiao.com completed in January 2015, the assets acquisition of Gkid completed in December 2020, the acquisition of Kaola Reading completed in the second quarter of 2021, and the system for employee performance evaluation. Considering the Alleviating Burden Opinion and the changes in operating environment, we recognized the impairment losses of the goodwill and intangible assets in 2021.

Other income

As part of Chinese government’s efforts to ease the burden of businesses affected by the COVID-19 outbreak, the State Taxation Administration exempted a wide range of consumer services from value added tax since January 2020 to March 2021. In particular, income obtained by taxpayers from providing essential services shall be exempted from value added tax. The favorable impact of coronavirus relief policies was RMB10.7 million (US$1.7 million) and RMB32.3 million in 2021 and 2020, respectively.

On September 30, 2019, the Ministry of Finance and the State Taxation Administration announced that from October 1, 2019 to December 31, 2021, taxpayers engaging in providing essential services are allowed to deduct an extra 15% of the deductible input tax for the then current period from the payable tax. The impact of the policy of additional value-added tax credit for the income generated by the essential services provided by enterprises was RMB11.1 million and RMB12.5 million (US$2.0 million) in 2020 and 2021, respectively.

Interest income

We recorded interest income of RMB21.1 million (US$3.3 million) in 2021, as compared to interest income of RMB38.5 million in 2020. Our interest income in 2021 and 2020 were primarily attributable to purchase of time deposits and short-term investments with banks.

Interest expenses and others, net

We recorded net interest expenses and others of RMB4.0 million (US$0.6 million) in 2021, as compared to net interest expenses and others of negative RMB66 thousand in 2020. Our net interest expenses and other s in 2021 and 2020 were primarily attributable to, foreign currency loss and bank charges.

Income Tax Benefits

We recorded income tax benefits of RMB4.1 million and RMB46.1 million (US$7.2 million) in 2020 and 2021, respectively. Tax benefits recorded in 2020 includes the releasing of valuation allowance for deferred tax assets of RMB9.7 million for the Company’s VIE Beijing Zhixing. Tax benefits recorded in 2021 mainly includes the impairment loss of contract cost of RMB 30.8 million (US$ 4.8 million) for the Company’s VIE Beijing Zhixing.

Net income

As a result of the foregoing, we earned net income of RMB147.0 million and RMB120.6 million (US$18.9 million) in 2020 and 2021, respectively.

The Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

Net Revenues

Our net revenues increased by 38.9% from RMB1,478.5 million in 2019 to RMB2,054.1 million in 2020. The increase was primarily attributed to an increase in the number of paid lessons booked driven by an increase in the number of active students. The number of active students increased by 34.1% from 351.0 thousand in 2019 to 470.7 thousand in 2020. The number of active students is the main driver for our revenue. We track the number of active students as a key indicator for our business growth and manage our course offerings and sales strategies accordingly.

Cost of Revenues

Our cost of revenues increased by 31.9% from RMB439.9 million in 2019 to RMB580.4 million in 2020. This increase was primarily due to an increase in total service fees paid to teachers, which was mainly resulting from the delivery of an increased number of paid lessons. The total amount of service fees paid to teachers for delivering paid lessons increased by 30.9% from RMB416.2 million in 2019 to RMB544.9 million in 2020. The total number of paid lessons delivered on our platform increased from 30.9 million in 2019 to 48.0 million in 2020. We track the number of paid lessons delivered as a key indicator for our cost of revenues.

Gross Profit

As a result of the foregoing, our gross profit increased by 41.9% from RMB1,038.6 million in 2019 to RMB1,473.7 million in 2020. Our gross margin increased from 70.2% in 2019 to 71.7% in 2020. The increase was mainly attributable to (i) an increase in the price for prepaid credit packages and (ii) the inclusion of the audio picture books in more packages provided to K-12 students, which carries a higher margin and is recognized as revenues at the time of delivery.

Operating Expenses

Our operating expenses increased by 23.3% from RMB1,146.1 million in 2019 to RMB1,412.7 million in 2020, as a result of increases in our sales and marketing expenses.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 30.7% from RMB792.6 million in 2019 to RMB1,035.6 million in 2020. The increase was primarily resulted from the increase in the average sales commission and higher marketing and branding expenses.

General and Administrative Expenses

Our general and administrative expenses increased by 9.3% from RMB196.0 million in 2019 to RMB214.2 million in 2020. The increase was primarily due to an increase in the number of general and administrative-related personnel and an increase in professional services fees in connection with the follow-on public offering we completed in June 2020.

Our administrative staff increased from 725 as of December 31, 2019 to 751 full-time employees as of December 31, 2020. The amount of payroll and employee benefit expenses for our management and administrative personnel increased from RMB118.4 million in 2019 to RMB124.5 million in 2020.

Product Development Expenses.

Our product development expenses increased by 3.4% from RMB157.5 million in 2019 to RMB162.8 million in 2020. The increase was primarily due to an increase in the number of technology and course development-related personnel.

Our technology staff increased from 234 as of December 31, 2019 to 295 full-time employees as of December 31, 2020. Therefore, the amount of payroll and employee benefit expenses for our product development personnel increased from RMB127.3 million in 2019 to RMB133.8 million in 2020 due to the favorable impact of such COVID-19 relief policies.

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

Interest income

We recorded interest income of RMB38.5 million in 2020, as compared to interest income of RMB17.7 million in 2019. Our interest income in 2020 and 2019 were primarily attributable to purchase of time deposits and short-term investments with banks.

Interest expenses and others, net

We recorded net interest expenses and other expenses of RMB66 thousand in 2020, as compared to net interest expenses and other expense of RMB9.5 million in 2019. Our net interest expenses and other expenses in 2020 and 2019 were primarily attributable to interest expenses of long-term loan, foreign currency loss and bank charges.

Income Tax benefits/(expenses)

We recorded income tax expenses of RMB5.1 million and recorded income tax benefits of RMB4.1 million in 2019 and 2020, respectively. Tax benefits recorded in 2020 includes the releasing of valuation allowance for deferred tax assets of RMB9.7 million for the Company’s VIE Beijing Zhixing.

Net income/(loss)

As a result of the foregoing, we recorded net loss of RMB104.4 million in 2019, and earned net income of RMB147.0 million in 2020.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 4.5%, 0.2% and 0.9%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

Impact of Foreign Currency Fluctuation

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”

Impact of Governmental Policies

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” and “Item 4. Information on the Company—B. Business Overview—Government Regulations.”

B.          Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been proceeds from our initial public offering and the concurrent private placements and cash generated from operating activities. In June 2020, we completed a registered follow-on public offering, where we issued and sold 327,140 ADSs (including 27,140 ADSs sold from the exercise of over-allotment option) at a public offering price of US$19.00 per ADS. We received an aggregate gross proceeds from the follow-on public offering of approximately US$6.2 million. As of December 31, 2021, we had RMB992.6 million (US$155.8 million) in cash, cash equivalents, restricted cash, time deposits and short-term investments, among which, RMB50.3 million(US$7.9 million) was advances from students under the government supervision. Cash equivalents consist of cash held in accounts managed by certain third party online payment channels in connection with the collection of fees online. Time deposits represent a demand deposit with an initial term of greater than three months when purchased.

As of December 31, 2021, we and our non-PRC subsidiaries held cash and cash equivalents and time deposits in the amount of US$33.9 million, PHP98.4 million and HKD1.9 million and RMB43.8 million in bank accounts in the PRC, the United States, the Philippines and Hong Kong; our PRC subsidiaries held cash, cash equivalents and time deposits in the amount of RMB 91.1 million in the PRC; our consolidated VIE in the Philippines held none cash and cash; and our consolidated VIEs in the PRC held cash, cash equivalents, restricted cash, time deposits and short-term investment in the amount of RMB578.4 million in the PRC, which included cash reserved to settle payables to our subsidiary in China. For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. We incurred net losses of RMB104.4 million for the year ended December 31, 2019, earned net income of RMB147.0 million and RMB120.6 million for the years ended December 31, 2020 and 2021, respectively. Accumulated deficits were RMB2,051.9 million and RMB1,931.4 million as of December 31, 2020 and 2021, respectively. The net current liabilities were RMB1,400.4 million and RMB929.5 million as of December 31, 2020 and 2021, respectively. The operating cash inflows were RMB 397.9 million and RMB719.2 million for the years ended December 31, 2019 and 2020 and the operating cash outflows were RMB676.1 million for the year ended December 31, 2021. We assess our liquidity by our ability to generate cash from operating activities to fund its operations, attract investors and borrow funds on favorable economic terms.

On July 24, 2021, the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education (the “Alleviating Burden Opinion ”or the “Opinion”) was issued by the General Office of the CPC Central Committee and the General Office of the State Council. The Opinion contains high-level policy directives about requirements and restrictions related to online and offline after-school tutoring services, including, among others, banning foreign teachers located overseas from providing tutoring services in the mainland of China. As a result, we have stopped selling online tutoring services taught by foreign teachers located overseas to new K-12 students in the mainland of China except for the foregoing, to comply with the Alleviating Burden Opinion. See details in “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC Regulations—Regulations Relating to After-School Tutoring.”

Our continuous operation depends on (i) the level of subsequent refunds to paying students, (ii) whether we are allowed to continuously deliver the online tutoring services taught by foreign teachers located overseas to K-12 students in the mainland of China sold before the issuance of the Opinion; (iii) whether we may become subject to fines or other penalties by regulators, and (iv) the success of our business plans as mentioned above. All these factors are subject to inherent uncertainties.

Our accumulated deficits and net current liabilities as of December 31, 2021 and the operating cash outflow for the year then ended, and our business, financial condition, results of operations, and prospects have been and will be materially and adversely affected by the Opinion. These conditions cast substantial doubt about the Company’s ability to continue as a going concern.

We have taken the following actions and plan to mitigate the significant decline in gross billings: (i) We developed and released all-round proficiency course offering taught by Chinese teachers for K-12 students in the mainland of China. We believe our All-round Proficiency course offering is in compliance with the Alleviating Burden Opinion and is allowed to operate under the current VIE structure. (ii) We offered one-on-one course taught by foreign teachers to students in overseas markets and plan to expand the international business. (iii) We have streamlined its operation to reduce expenses and plans to continue containing expenses and improving operating efficiency. (iv) We have made effort to reduce advances related to prohibited services by providing refunds, exchanges, or replacing such services with alternative compliant services such as the all-round proficiency course offering and plans to continue to do such business activities subsequently. As of December 31, 2021, advances related to non-compliant services have decreased to RMB1,127.0 million. As of December 31, 2021, our balance of cash and cash equivalents, time deposits (current and non-current) and short-term investments was RMB942.0 million, and we had no outstanding borrowing under credit agreements. (v) We are exploring strategic options of divesting part of the business and looking for potential investors for capital injection. However, it is uncertain any option will be available to the Company on commercially acceptable terms

Based on management’s assessment, there are uncertainties on successfully execution of the Company’s business plan, and consequences and impact of regulatory requirement to the Company’s business prospect. There is no assurance that the Company can secure sufficient funding.

These conditions and events including accumulated deficits, negative working capital, continuous net cash outflows and uncertainties on the Company’s business prospects cast substantial doubt about the Company’s ability to continue as a going concern. Our consolidated financial statements does not include any adjustment that is reflective of this uncertainty.

Operating Activities

Net cash used in operating activities in 2021 was RMB676.1 million (US$106.1 million). In 2020, net cash provided by operating activities was RMB719.2 million. The year over year decrease was primarily due to, the decrease in our cash received in advances from students Opinion. The decrease in advances from students was RMB 969.7 million (US$ 152.2 million) and decrease in accrued expenses and other current liabilities is RMB 136.1 million (US$ 21.4million).

Net cash provided by operating activities in 2020 was RMB719.2 million. In 2019, net cash provided by operating activities was RMB397.9 million. The year over year increase was primarily due to our improved operating results, with turned our net loss in 2019 to net income in 2020, and our business, growth along with the market expansion into lower-tier cities in China in 2020, which in turn increased our cash received in advances from students. The increase in advances from students was RMB534.5 million and increase in accrued expenses and other current liabilities is RMB66.1 million, partially offset by an increase in prepaid expenses and other current assets of RMB53.9 million. The increase in advances from students was mainly due to the increase in our gross billings as we grow our business. The increase in prepaid expenses and other current assets was mainly attributable to the net effect of capitalization and amortization of certain sales and marketing expenses.

Investing Activities

Net cash provided by investing activities amounted to RMB 633.9 million (US$99.5 million) in 2021, which was primarily attributable to the withdrawn of investment in time deposits and short-term investments and partially offset by purchase of property and equipment and intangible assets .

Net cash used in investing activities amounted to RMB734.3 million in 2020, which was primarily attributable to investment in time deposits and short-term investments.

Net cash used in investing activities amounted to R MB412.9 million in 2019, which was primarily attributable to investment in time deposits and short-term investments.

Financing Activities

Net cash used in financing activities in 2021 amounted to RMB15.2 million (US$2.4 million), which was primarily resulted from share repurchase program for total cash consideration of RMB 20.3 million(US$3.2 million).

Net cash provided by financing activities in 2020 amounted to RMB10.8 million, which was primarily resulted from our follow-on offering for total cash consideration of RMB39.9 million in 2020, offset by share repurchase program for total cash consideration of RMB23.1 million.

Net cash used in financing activities in 2019 amounted to RMB54.5 million, which was primarily resulted from repayment of loan facility agreement with SPD Silicon Valley Bank Beijing Branch and our share repurchase program for total cash consideration of RMB6.0 million in 2019.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with leasehold improvements and investments in office furniture, computers and servers. Our capital expenditures were RMB9.6 million, RMB22.0 million and RMB 39.0 million (US$ 6.1 million) in the years ended December 31, 2019, 2020 and 2021, respectively. We intend to continue to utilize real estate leasing in order to allocate our capital resources cost-efficiently. We may make acquisitions of businesses and properties that complement our operations when suitable opportunities arise.

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

The table below sets forth the respective revenue contributions of (i) our Company and our subsidiaries and (ii) our consolidated VIEs for the periods indicated as a percentage of total net revenues:

	Revenue(1)
	For the year ended December 31
	2019	2020	2021
Our Company and our subsidiaries	—	—	0.3%
Our consolidated VIEs in the PRC	100.0%	100.0%	99.7%
Our consolidated VIE in the Philippines	—	—	—
Total net revenues	100.0%	100.0%	100.0%

Note:

(1)	The percentages exclude the inter-company transactions among China Online Education Group, its subsidiaries and its consolidated VIEs.

The table below sets forth the respective asset contributions of (i) our Company and our subsidiaries and (ii) our consolidated VIEs for the periods indicated as a percentage of total assets:

	Total Assets(1)
	As of December 31
	2019	2020	2021
Our Company and our subsidiaries	35.7%	23.4%	34.8%
Our consolidated VIEs in the PRC	64.2%	76.5%	65.1%
Our consolidated VIE in the Philippines	0.1%	0.1%	0.1%
Total assets	100.0%	100.0%	100.0%

Note:

(1)	The percentages exclude the inter-company balances among China Online Education Group, its subsidiaries and its consolidated VIEs.

Material Cash Requirements

Other than the ordinary cash requirements for our operations, our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our capital expenditures, operating lease obligations and purchase commitments.

The following table sets forth our contractual obligations as of December 31, 2021:

		Less than	1 – 3	More than
	Total	1 year	years	3 years

	in RMB thousands
Operating lease obligations(1)	41,105	19,801	21,304	—
Purchase commitments(2)	957	912	45	—
Capital commitment	834	586	248	—

Notes:

(1)

Represents our non-cancelable leases for our offices and learning centers, which include all future cash outflows under ASC Topic 842, Leases and the operating leases that have not commenced or with lease terms of 12 months or less as of December 31, 2021.

(2)Purchase commitments mainly include minimum commitments for capital expenditure contracts.

(3)	Capital commitments maily include commitments for budget management system and the payments on leasehold improvements.

We intend to fund our existing and future material cash requirements primarily with anticipated cash flows from operations, our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support our business.

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

As of December 31, 2021, we registered 71 domain names relating to our business, including our www.51talk.com website, with the Internet Corporation for Assigned Names and Numbers and China Internet Network Information Center. We also hold 21 works of art copyrights, 43 registered software copyrights and 216 trademarks in the PRC one trademarks in Taiwan, China, and one trademark in the Philippines as of December 31, 2021.

D.           Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2021 to December 31, 2021 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.           Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires our management to make estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements. For a detailed discussion of our significant accounting policies and related judgments, see “Notes to Consolidated Financial Statements – Note 2 Significant Accounting Policies”.

Impairment of Contract Cost Assets

Nature of estimate: We capitalize incremental costs of obtaining contracts with customers as an asset if we expect to recover those costs. Incremental costs of obtaining a contract mainly include sales commissions to sales personnel and distribution agents, as well as certain cash incentives for customers who provide referrals service for us. The asset is amortized on the basis consistent with the pattern of the transfer of services to which the asset relates.

We assess recoverability of contract cost assets periodically, or more frequently if events or circumstances indicate an impairment may exist. We recognize an impairment loss in profit or loss to the extent that the carrying amount of a contract cost asset exceeds: a. the amount of consideration that we have received but not yet provided the service, less b. the costs that relate directly to providing those goods or services and that have not been recognized as expenses

The key assumptions underpinning the estimate include whether we can continue to provide lessons delivered by overseas teachers, the refund level subsequent to December 31, 2021, and whether any related considerations would be forfeited. The assumptions are highly uncertain at this moment, depending on how the Alleviating Burden Opinion and the implementation measures will be interpreted and implemented as the regulations evolve, and how customers would respond to these regulatory changes. Considering the high uncertainties of these key assumptions, we recognized full impairment of contract cost assets in relation to obtaining contracts for lessons delivered by overseas teachers, with amount of RMB123.8 million, for the year ended December 31, 2021. No impairment of contract cost assets was recognized for the years ended December 31, 2019 and 2020.

Recently issued accounting pronouncements

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. We do not expect the adoption to have a material impact on our consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers The new amendments are effective for us are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. We do not expect the adoption to have a material impact on our consolidated financial statements.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jack Jiajia Huang	37	Founder, Chairman, Chief Executive Officer
Ting Shu	36	Co-Founder, Director
Liming Zhang(1)	52	Co-Founder, Chief Operating Officer
Min Xu	49	Chief Financial Officer
Frank Lin	58	Director
Shengwen (Roy) Rong	54	Independent Director
Xiaoguang Wu	47	Independent Director

Note:

(1) Liming Zhang has tendered his resignation as our chief operating officer, with his last day being May 15, 2022.

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

Mr. Frank Lin has served as our director since June 2013. Mr. Lin is a general partner of DCM, a technology venture capital firm and a director of Kuaishou Technology, a leading content community and social platform in China listed on the Hong Kong Stock Exchange. Prior to joining DCM in 2006, Mr. Lin was the chief operating officer of SINA Corporation, a Nasdaq-listed company. He co-founded SINA’s predecessor, SinaNet, in 1995 and later guided SINA through its listing on Nasdaq. Mr. Lin had also held various marketing, engineering and managerial positions at Octel Communication Inc. and NYNEX. Mr. Lin currently serves on the board of directors of various DCM portfolio companies, including Tuniu Corporation, a Nasdaq-listed company and Vipshop

Holdings Limited, which are NYSE-listed companies and Kuaishou Technology, a Hong Kong Stock Exchange listed company. Mr. Lin received an MBA degree from Stanford University and a bachelor’s degree in engineering from Dartmouth College.

Mr. Shengwen (Roy) Rong has served as our independent director since May 2021. Mr. Rong has over two decades of experience in the global financial industry. He currently also serves as an independent director of Tarena International, Inc. (NASDAQ: TEDU), BlueCity Holdings Limited (Nasdaq: BLCT), Qudian Inc. (NYSE: QD), X Financial (NYSE: XYF) and MOGU Inc. (NYSE: MOGU). From February 2017 to September 2018, Mr. Rong served as the senior vice president and chief financial officer at Yixia Technology Co., Ltd, a leading live video broadcast and short-video platform in China. Prior to that, he served as the chief financial officer at Quixey, Inc. from 2015 to 2016, the chief financial officer at UCWeb from 2012 to 2014, and the chief financial officer at Country Style Cooking Restaurant Chain Co., Ltd, an NYSE-listed company, from 2010 to 2012. Mr. Rong received his bachelor’s degree in international finance from Renmin University in 1991, master’s degree in accounting from West Virginia University in 1996, and MBA degree from University of Chicago Booth School of Business in 2000. Mr. Rong is a Certified Public Accountant in the United States.

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

B.           Compensation

For the fiscal year ended December 31, 2021, we paid an aggregate of approximately US$1,062 thousand in cash to our executive officers and our non-executive directors. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

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

As of February 28, 2022, we are authorized to grant options or share purchase rights to purchase up to an aggregate of 36,229,922 Class A ordinary shares under the Pre-IPO Plans. As of February 28, 2022, options to purchase an aggregate number of 10,629,390 Class A ordinary shares have been granted and are outstanding, and nil restricted share units have been granted and are outstanding.

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

The following table summarizes, as of February 28, 2022 the outstanding options granted to our directors and executive officers under the 2013 Plan and 2014 Plan.

	Class A
	Ordinary Shares
	Underlying	Exercise Price		Date of
Name	Options Awarded	(US$/Share)	Date of Grant	Expiration
Jack Jiajia Huang	—	0.28	April 1, 2016	April 1, 2026
Liming Zhang	7,112,490	0.05	December 19, 2014	December 31, 2024
		0.15	January 7, 2016	December 31, 2025
		0.55	December 31, 2016	December 31, 2026
		0.566	March 31, 2017	March 31, 2027
Min Xu	250,005	0.34	June 30, 2018	June 30, 2028

Total	7,362,495
*	The aggregate number of ordinary shares exercisable from all options granted is less than 1% of our total issued and outstanding ordinary shares.

2016 Plan

We adopted the 2016 share incentive plan, or the 2016 Plan, in May 2016. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2016 Plan is initially 4,600,000 Class A ordinary shares. Beginning in 2017, the number of shares reserved for future issuances under the 2016 Plan will be increased by a number equals to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors, during the term of the 2016 Plan. On January 1, 2022, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2016 Plan was increased to 32,781,073 Class A ordinary shares. As of February 28, 2022, 9,398,985 restricted share units have been granted and are outstanding. The following paragraphs summarize the terms of the 2016 Plan.

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

The following table summarizes, as of February 28, 2022, the outstanding restricted share units granted to our directors and executive officers under the 2016 Plan.

Name	Restricted Share Units	Date of Grant	Vesting Schedule
Jack Jiajia Huang	*	October 1, 2019	Approximately 3 years from the date of grant
Frank Lin	*	October 31, 2019	Approximately 2 years from the date of grant.
Shengwen (Roy) Rong	*	June 30,2021	Approximately 2 years from the date of grant.
Xiaoguang Wu	*	September 30, 2018	Approximately 21 months from the date of grant
Liming Zhang	*	March 31, 2017	Approximately 4 years from the date of grant.
		December 31, 2019	Approximately 1 year from the date of grant.
		February 28,2022	Approximately 2 years from the date of grant.
Min Xu	*	June 30, 2018	Approximately 4 years from the date of grant
		December 31, 2019	Approximately 1 year from the date of grant.
		December 31, 2019	Approximately 4 years from the date of grant.
		June 30,2020	Approximately 4 years from the date of grant.
		February 28,2022	Approximately 2 years from the date of grant.
Total	2,664,270
*	The aggregate number of ordinary shares that will be vested from restricted share units is less than 1% of our total issued and outstanding ordinary shares.

As of February 28, 2022, other current and former employees as a group held options to purchase 3,266,895 Class A ordinary shares under the 2013 Plan and the 2014 Plan, with exercise prices ranging from US$0.0167 to US$0.904 per Class A ordinary share. As of February 28, 2022, other current employees as a group held 6,734,715 restricted share units under the 2014 and the 2016 Plan.

C.          Board Practices

Board of Directors

Our board of directors consists of five directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

We have an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Shengwen (Roy) Rong and Xiaoguang Wu and is chaired by Shengwen (Roy) Rong. We have determined that each of Shengwen (Roy) Rong and Xiaoguang Wu satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Shengwen (Roy) Rong qualifies as an “audit committee financial expert.” Mr. Shengwen (Roy) Rong currently also serves on the audit committees of BlueCity Holdings Limited, a Nasdaq-listed company, Qudian Inc., a NYSE-listed company, X Financial, a NYSE-listed company, and MOGU Inc., a NYSE-listed company. Our board of directors has determined that the simultaneous service of Mr. Shengwen (Roy) Rong on the audit committees of these public companies would not impair the ability of Mr. Shengwen (Roy) Rong to effectively serve on the audit committee of our board of directors. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Frank Lin, Shengwen (Roy) Rong and Xiaoguang Wu, and is chaired by Frank Lin. We have determined that each of Shengwen (Roy) Rong and Xiaoguang Wu satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Jack Jiajia Huang, Shengwen (Roy) Rong and Xiaoguang Wu, and is chaired by Jack Jiajia Huang. We have determined that each of Shengwen (Roy) Rong and Xiaoguang Wu satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D.          Employees

We are headquartered in Shenzhen, where most of our senior management. We also host part of our general and administrative personnel, content development professionals and sales and marketing staff are based. The rest of our sales and marketing staff are based in Shanghai, Guangdong. Our offices in the Philippines host our independently contracted teacher engaging and training team, free trial teachers, and part of our general and administrative personnel.

We had a total of 2,193, 2,479 and 616 full-time employees as of December 31, 2019, 2020 and 2021, respectively. As of December 31, 2021, we had322 full-time employees in Beijing, 42 full-time employees in Shanghai, 20 full-time employees in Shenzhen, 231 full-time employees in the Philippines and one full-time employee in Hong Kong. In addition to our full-time employees, Dasheng Zhixing, Shenzhen Zhixing and Helloworld Online entered into services outsource agreements with independent third party suppliers in December 2015, July 2021 and November 2021 respectively, through which it outsourced part of its marketing and sales functions. As of December 31, 2021, we had 796 outsourced personnel mainly performing sales and marketing functions for us. The following table sets forth the number of our full-time employees, categorized by function, as of December 31, 2021:

	Number of full-time employees
Function	China		the Philippines	Total
Telemarketing sales	37		—	37
Student support	7		—	7
Free trial teachers	—		54	54
Marketing and branding	72		—	72
General and administrative	139	(1)	176	315
Technology and product development	130		1	131
Total	385		231	616

Note:

(1)	Includes one employee based in Hong Kong.

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

Independently contracted foreign teachers and Chinese teachers delivering paid lessons on our platform are generally not our full-time employees. We enter into service contracts with such independently contracted teachers, and pay service fees to them based on the number of lessons they teach and their teaching performance. We had approximately 23.0 thousand, 29.9 thousand and 41.3 thousand independently contracted foreign teachers available to deliver lessons on our platform as of December 31, 2019, 2020 and 2021, respectively.

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

E.           Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2022:

●	each of our directors and executive officers; and
●	each person known to us to own
●	beneficially 5% or more of our ordinary shares.

The calculations in the table below are based on 334,082,711 ordinary shares outstanding as of February 28, 2022, comprising of 230,475,709 Class A ordinary shares (excluding the company’s repurchase of 3,907,950 Class A ordinary shares in the form of ADSs held as treasury shares) and 103,607,002 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
				% of total
	Class A	Class B	Total ordinary	ordinary shares on	% of
	ordinary	ordinary	shares on an as-	an as converted	aggregate
	Shares	Shares	converted basis	basis	voting power †
Directors and Executive Officers:**
Jack Jiajia Huang(1)	1,149,195	45,925,744	47,074,939	14.1	36.3
Ting Shu(1)	1,149,195	45,925,744	47,074,939	14.1	36.3
Frank Lin(2)	*	—	*	*	*
Liming Zhang(3)	7,657,980	—	7,657,980	2.2	0.6
Min Xu	*	—	*	*	*
Shengwen (Roy) Rong	*	—	*	*	*
Xiaoguang Wu(4)	*	—	*	*	*
All directors and executive officers as a group	10,895,625	45,925,744	56,821,369	16.6	36.9

Principal Shareholders:
DCM Funds(5)	10,607,110	57,681,212	68,288,322	20.4	46.4
Dasheng International Holdings Limited(1)	1,149,195	45,925,744	47,074,939	14.1	36.3
Sequoia Capital China Investment Funds(6)	40,033,395	—	40,033,395	12.0	3.2
Silverhorn Investment Advisors Ltd. (7)	21,293,205	—	21,293,205	6.4	1.7

Notes:

*	Less than 1% of total ordinary shares on an as-converted basis.
**

Except for Frank Lin and Xiaoguang Wu, the business address for our directors and officers is Room 607, Yuemeite Building, No.1 Gaoxin South 7th Road, High-tech Zone, Yuehai Street, Nanshan District, Shenzhen, Guangdong Province 518063, PRC.

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

(1)	Consists of (i) 30,390,321 Class B ordinary shares held by Dasheng Global Limited, a company incorporated in the British Virgin Islands (ii) 186,180 Class A ordinary shares in the form of ADSs held by Jack Jiajia Huang (iii) 963,015 Class A ordinary shares issuable to Jack Jiajia Huang upon exercise of options and vested from restricted share units within 60 days after February 28, 2022, and (iv) 15,535,423 Class B ordinary shares held by Dasheng Online Limited, a company incorporated in the British Virgin Islands. The registered office address of Dasheng Global Limited is Quastisky Building, P.O. Box 4389, Road Town, Tortola, British Virgin Islands. The registered office address of Dasheng Online Limited is c/o Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola. British Virgin Islands. Each of Dasheng Global and Dasheng Online is wholly beneficially owned by Dasheng International Holdings Limited (“Dasheng Holdings”), which is in turn, wholly owned by TB Family Trust (the “Trust”), for which TMF (Cayman) Ltd. acts as the trustee (the “Trustee”). S.B. Vanwall Ltd. is the sole director of Dasheng Holdings appointed by the Trustee. The settlors of the Trust are Mr. Huang and Ms. Shu. Mr. Huang, Ms. Shu and their family members are beneficiaries under the Trust.
(2)	The business address of Frank Lin is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, United States.
(3)	Consists of (i) 545,490 Class A ordinary shares in the form of ADSs held by Liming Zhang; and (ii) 7,112,490 Class A ordinary shares issuable to Liming Zhang upon exercise of options and vested from restricted share units within 60 days after February 28, 2022) held by Liming Zhang.
(4)	The business address of Xiaoguang Wu is Suite 2501, Shenzhen Venture Capital Mansion, Nanshan District, Shenzhen, Guangdong Province, P.R. China.
(5)	Consists of (i) 57,681,212 Class B ordinary shares held by DCM Hybrid RMB Fund, L.P., or Hybrid Fund; (ii) 10,017,832 Class A ordinary shares held by DCM Ventures China Turbo Fund, L.P., or Turbo Fund, and (iii) 589,278 Class A ordinary shares held by DCM Ventures China Turbo Affiliates Fund, L.P., or Turbo Affiliates Fund, as reported in a Schedule 13D amendment jointly filed by, among others, Hybrid Fund, Turbo Fund and Turbo Affiliates Fund, on January 27, 2022. The registered office address of each of Hybrid Fund, Turbo Fund and Turbo Affiliates Fund is c/o Campbell Corporate Services Limited, Scotia Centre, P.O. Box 268, Grand Cayman, KY1-1104, Cayman Islands. The general partner of Hybrid Fund is DCM Hybrid RMB Fund Investment Management, L.P., or Hybrid Fund DGP, whose general partner in turn, is DCM Hybrid RMB Fund International, Ltd., or Hybrid Fund UGP. K. David Chao, or Chao, and Jason Krikorian, or Krikorian, are directors of Hybrid Fund UGP. Hybrid Fund DGP and Hybrid Fund UGP may be deemed to have sole voting and disposal power to such shares held by Hybrid Fund. Chao and Krikorian may be deemed to have shared voting and disposal power to such shares held by Hybrid Fund. The business address of Hybrid Fund DGP and Hybrid Fund UGP is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, the United States. The general partner of each of Turbo Fund and Turbo Affiliates Fund is DCM Turbo Fund Investment Management, L.P., or Turbo Fund DGP, whose general partner in turn, is DCM Turbo Fund International, Ltd., or Turbo Fund UGP. Chao and Krikorian are directors of Turbo Fund UGP. Turbo Fund DGP and Turbo Fund UGP may be deemed to have sole voting and disposal power to such shares held by Turbo Fund and Turbo Affiliates Fund. Chao and Krikorian may be deemed to have shared voting and disposal power to such shares held by Turbo Fund and Turbo Affiliates Fund. The business address of Turbo Fund DGP and Turbo Fund UGP is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, the United States.
(6)	Consists of (i) 28,494,075 Class A ordinary shares held by SCC Venture V Holdco I, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands; and (ii) 11,539,320 Class A ordinary shares held by SCC Growth I Holdco A, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands, as reported in a Schedule 13D amendment jointly filed by, among others, SCC Venture V Holdco I, Ltd. and SCC Growth I Holdco A, Ltd, on April 27, 2021. SCC Venture V Holdco I, Ltd. is wholly owned by Sequoia Capital China Venture Fund V, L.P., whose general partner is SC China Venture V Management, L.P., whose general partner in turn, is SC China Holding Limited. SCC Growth I Holdco A, Ltd. is wholly owned by Sequoia Capital China Growth Fund I, L.P. The general partner of Sequoia Capital China Growth Fund I, L.P. is Sequoia Capital China Growth Fund Management I, L.P., whose general partner is SC China Holding Limited. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, which in turn is wholly owned by Neil Nanpeng Shen. The registered address of SCC Growth I Holdco A, Ltd. and SCC Venture V Holdco I, Ltd. is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(7)	Consists of 21,293,205 Class A ordinary shares in the form of ADSs held by Silverhorn Investment Advisors Limited, as reported in a Schedule 13G amendment filed by Silverhorn Investment Advisors Limited and other joint filers, on February 11, 2022. The registered office address of Silverhorn Investment Advisors Limited is 18/F, 100 QRC, 100 Queen’s Road Central, Hong Kong. Silverhorn Investment Advisors Limited is wholly owned by Silverhorn SPC Ltd., whose directors are Reto Merazzi and Michael Raza Imam.

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

To our knowledge, as of February 28, 2022, 217,862,130 of our Class A ordinary shares are held by one record holder in the United States (excluding the company’s repurchase of 3,907,950 Class A ordinary shares in the form of ADSs held as treasury shares) which is the depositary of our ADS program, representing 92.8% of our total issued and outstanding Class A ordinary shares as of such date. As of February 28, 2022, to our knowledge, 57,681,212 Class B ordinary shares are held by DCM Hybrid RMB Fund, L.P., or Hybrid Fund, which is registered in the Cayman Islands. The general partner of Hybrid Fund is DCM Hybrid RMB Fund Investment Management, L.P., or Hybrid Fund DGP, whose general partner in turn, is DCM Hybrid RMB Fund International, Ltd., or Hybrid Fund UGP. The business address of Hybrid Fund DGP and Hybrid Fund UGP is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, the United States.

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

Transactions with Shareholders and Affiliates

Transactions with Beijing Dasheng Time Technology Co., Ltd. In August 2014, Beijing Dasheng Time Technology Co., Ltd (“Dasheng Time”) was incorporated by Ting Shu, our co-founder, director and senior vice president. In November 2019, Dasheng Zhixing entered into a promotion channel service agreement with Dasheng Time. Under the cooperation, Dasheng Zhixing provides online lessons of Dasheng Time to students who purchased our prepaid credit packages, as the promotion channel to Dasheng Time. For the year ended 2020 and 2021, the fair value of promotion service provided by Dasheng Zhixing is estimated to be RMB76 and nil, respectively, which are recognized as net revenues in the consolidated statement of comprehensive income/(loss) of our Company.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Option Grants

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

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

B.           Memorandum and Articles of Association

The following are summaries of material provisions of our currently effective fifth amended and restated memorandum and articles of association, as well as the Companies Act (2022 Revision) insofar as they relate to the material terms of our ordinary shares. The information set forth in Exhibit 2.6 to this Annual Report on Form 20-F is incorporated herein by reference.

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

D.          Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC Regulations—Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents,” “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC Regulations—Regulations on Foreign Exchange—Foreign Currency Exchange.”

E.           Taxation

The following discussion of Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or differing interpretation, possibly with retroactive effect. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Travers Thorp Alberga, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Shihui Partners, our PRC legal counsel.

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

In addition, the SAT Circular 82 issued by the SAT in April 2009, which was amended by the SAT respectively in the Announcement of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions on January 29, 2014 and the Decision of the State Administration of Taxation on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents on December 29, 2017, specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued the Announcement of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation), or the SAT Bulletin 45, which took effect in September 2011 and amended by the SAT in April 2015, June 2016 and June 2018, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. COE is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that COE meet all of the conditions above or are PRC resident enterprises for PRC tax purposes. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. One example is that a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or ADSs. See “Risk Factors—Risk Related to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and has a material adverse effect on our results of operations and the value of your investment.”

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries through COE HK Co I. The EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, which issued by SAT in February 2009, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, SAT promulgated SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. SAT Circular 60 has been replaced by the Measures for the Administration of Non-resident Taxpayers’ Enjoyment of Treaty Benefits, or SAT Circular 35, which was promulgated by the State Administration of Taxation on October 14, 2019 and became effective on January 1,2020. SAT Circular 35 provides that Non-resident taxpayers’ enjoyment of treaty benefits shall be handled in the manner of “self-assessment, claim for and enjoyment of treaty benefits, and retention of relevant materials for review.” If a non-resident taxpayer determines through self-assessment that he or she is eligible for treaty benefits, he or she may, when filing tax returns, or when a withholding agent files withholding returns, enjoy tax treaty benefits, and collect and retain relevant materials for review in accordance with the provisions of SAT Circular 35 and accept the follow-up administration of tax authorities. Accordingly, COE HK Co I may be able to benefit from the 5% withholding tax rate for the dividends it receives from Dasheng Online, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. SAT Circular 81 also ruled that in order to enjoy the preferential withholding tax rates on dividend, an enterprise must be the “beneficial owner” of the relevant dividend income. However, if such enterprise otherwise qualifies for such preferential withholding tax rates through any transaction or arrangement, whose main purpose is to qualify for such preferential withholding tax rates, the enterprise cannot enjoy the preferential withholding tax rates and the competent tax authority has the power to adjust the applicable withholding tax rates if it so determines. The Announcement of the State Administration of Taxation on Issues concerning the “Beneficial Owner” in Tax Treaties, or the SAT Notice 9, issued by the SAT and effective in April 2018, provided that a “beneficial owner” refers to a person who has ownership and disposal rights to the income or any rights and assets arising from such income, and the tax authority is discretionary to determine whether an enterprise is determined as a “beneficial owner.” However, since SAT Notice 9 is newly issued, it remains unclear how the PRC tax authorities will implement it in practice and to what extent they will affect us. Once the competent tax authority determines that our Hong Kong subsidiary is a conduit company and thus fails to get qualified as the “beneficial owner” of the dividend income it receives from our PRC subsidiaries, the higher 10% withholding tax rate will apply.

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

According to SAT Announcement 37 issued by the SAT on October 17, 2017 and revised on June 15, 2018, the Non-resident Enterprises Measures, SAT Circular 698, and the second paragraph of Article 8 of the SAT Bulletin 7 were repealed from December 1, 2017. According to SAT Announcement 37, the income from property transfer obtained by non-resident enterprise, as stipulated in the second item under Article 19 of the EIT, shall include the income derived from transferring such equity investment assets as stock equity. The withholding agent shall, within seven days of the day on which the withholding obligation occurs, declare and remit the withholding tax to the competent tax authority at its locality. We and our non-resident investors may be at risk of being required to file a return and being taxed under SAT Announcement 37 and/or SAT Bulletin 7 and we may be required to expend valuable resources to comply with Announcement 37 or to establish that we should not be taxed under Announcement 37 and/or SAT Bulletin 7.

United States Federal Income Taxation

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our ADSs or ordinary shares. This summary applies only to U.S. Holders that hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended. This summary is based on U.S. tax law in effect as of the date of this annual report, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, Medicare, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

Although the law in this regard is not clear, we treat our consolidated VIEs as being owned by us for U.S. federal income tax purposes because we exercise effective control over the consolidated VIEs and are entitled to substantially all of their economic benefits. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. and based upon our income and assets (including goodwill and other unbooked intangibles), and the market price of our ADSs, we do not believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2021, and do not anticipate becoming a PFIC in the foreseeable future.

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

A hypothetical 10% decrease in the exchange rate of the U.S. dollar against the RMB would have resulted in a decrease of RMB29.0 million (US$4.6 million) in the value of our U.S. dollar-denominated financial assets at December 31, 2021.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program upon such terms and conditions as we and the depositary may agree from time to time. In 2021, we received US$35.1 thousand from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II.

ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10 Additional Information –B. Memorandum and Articles of Association — Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2021. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that our disclosure controls and procedures were not effective to satisfy the objectives for which they are intended.

Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of December 31, 2021 due to the material weaknesses described below, we believe that the consolidated financial statements included in this annual report on Form 20-F correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2021 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under Internal Control-Integrated Framework (2013), due to the material weaknesses described below, our management concluded that, as of December 31, 2021, we did not maintain effective internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

We identified the following two material weaknesses that exist as of December 31, 2021. As defined in the standards established by the U.S. PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

●	The first material weakness relates to the lack of sufficient competent financial reporting and accounting personnel to: (i) timely identify and assess accounting implications of complex transactions and changes in the Company's service offerings, (ii) design and implement effective control to ensure data completeness and accuracy related to certain complex transactions, and (iii) timely perform account reconciliations in period-end closing and prepare disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC.
●	The second material weakness relates to the lack of sufficient competent internal audit personnel to timely and effectively monitor and evaluate internal control over financial reporting and assist managing financial and operational risks.

These two material weaknesses are mainly due to the significant personnel turnover since the promulgation of the Alleviating Burden Opinion, which have had and will continue to have a material adverse impact to our business, financial condition, results of operations and prospect.

For the first material weakness, we are implementing and will continue to implement a number of remediation measures to address the material weakness, including:

●	We will hire personnel with U.S. GAAP relevant experience and necessary expertise to strengthen our financial reporting function and to design and implement necessary controls to remediate the material weakness. We will continue to improve the competence of our finance and accounting personnel by enhancing the professional training program for these personnel.
●	We will strengthen the communication between the finance department and the business operation department, and continue to monitor any changes in the business or the information systems. We will design and implement controls to timely identify complex transactions and evaluate the potential accounting implications of such transactions on our financial statements before implementation of changes to business operations and systems.
●	We will design and implement controls to ensure completeness and accuracy of data relevant to the accounting and financial reporting of complex transactions.
●	We will enhance the timely performance of our account reconciliation controls during the period-end closing process.
●	We will enhance and improve our policies and procedures for the preparation and review of financial statements disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, including subscribing to and utilizing U.S. GAAP and SEC reporting guidance and disclosure checklists provided by professional institutions.

For the second material weakness, we plan to make additional hires of internal audit personnel, strengthen professional training for our employees in the finance department and internal audit department, and improve their ability of risk identification and effective monitoring of internal controls. For new businesses and business changes, the internal audit department will jointly conduct risk assessments with the finance department and business department and will evaluate the design and implementation effectiveness of internal controls. Our internal audit department will carry out internal control process analysis and internal controls inspection, identify potential issues in a prompt manner, carry out remediation, and ensure the effectiveness and adaptability of our internal controls.

We cannot assure you that we will be able to implement these measures to effectively remediate our material weaknesses, or that we will not identify any additional material weaknesses or significant deficiencies in the future. For risks and uncertainties related to our internal control, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2021, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

Other than as described above with respect to turnover in personnel, there were no other changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.A.      AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Shengwen (Roy) Rong, an independent director (under the standards set forth in Section 303A of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

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

	2020	2021
	RMB	RMB	US

	(in thousands)
Audit Fees(1)	6,550	5,895	925
Audit related fees(2)	2,619	—	—
Tax Fees(3)	1,128	708	111
Others(4)	780	—	—

Note:

(1)	“Audit fees” means the aggregate fees in each of the fiscal years listed for professional services rendered by PricewaterhouseCoopers for the audit of our annual financial statements or services that are normally provided by the auditors in connection with and regulatory filling or engagements.
(2)	“Audit-related fees” means the aggregate fees incurred for the issuance of comfort letters in connection with the follow-on offering in June 2020.
(3)	“Tax fees” consist of fees billed for the aggregate fees for professional services rendered by PricewaterhouseCoopers for tax compliance work and other tax related services.
(4)	“Other fees” means services fees to review and comment on IT system and design of internal control over financial reporting in 2020.

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

On September 8, 2020, we announced a share repurchase program, pursuant to which we were authorized to repurchase our own Class A ordinary shares, in the form of ADSs, with an aggregate value of up to US$20.0 million during a 12-month period between September 8, 2020 and September 7, 2021. As of December 31, 2020, we had repurchased an aggregate of 139,500, ADSs for US$3.5 million on the open market under this program, at an average price of US$25.06 per ADS. As of December 31, 2021, we had repurchased an aggregate of 260,530 ADSs for US$6.6 million on the open market under this program, at an average price of US$25.48 per ADS, that were 139,500 ADSs for US$3.5 million at an average price of US$25.06 per ADS in 2020 and 121,030 ADSs for US$3.1 million at an average price of US$25.96 per ADS in 2021 respectively.

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

Among these corporate governance listing standards, Section 303A.01 of the NYSE Listed Company Manual requires that the board of directors be comprised of a majority of independent directors. Section 303A.07(a) of the NYSE Listed Company Manual requires the audit committee be comprised of at least three members. Section 303A.04(a) of the NYSE Listed Company Manual requires that a nominating and governance committee be composed entirely of independent directors. Section 303A.05(a) of the NYSE Listed Company Manual requires that a compensation committee be composed entirely of independent directors. Section 303A.12(a) of the NYSE Listed Company Manual requires each listed company’s chief executive officer to certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. We are a Cayman Islands company, and there are no requirements under applicable Cayman Islands law that correspond to these sections of the NYSE Listed Company Manual. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we followed our home country practice and are exempted from the requirements of Sections 303A.01, 303A.07(a), 303A.04(a), Section 303A.05(a), and 303A.12(a) of the NYSE Listed Company Manual.

Section 302 of the NYSE Listed Company Manual requires each issuer to hold an annual meeting of shareholders during each fiscal year. Under Cayman Islands law, we are not required to hold annual shareholders meetings every year. We followed home country practice and did not hold an annual meeting of shareholders in the fiscal year of 2021. We may, however, hold annual shareholders meetings in the future.

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

ITEM 16.H.      MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I.DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

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

4.16

Exclusive Option Agreement among HelloWorld Online, the shareholders of Dasheng HelloWorld and Dasheng HelloWorld dated September 18, 2018 (incorporated herein by reference to Exhibit 4.30 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 23, 2019)

4.17

Equity Interest Pledge Agreement among HelloWorld Online, the shareholders of Dasheng HelloWorld and Dasheng HelloWorld dated September 18, 2018 (incorporated herein by reference to Exhibit 4.31 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 23, 2019)

4.18

Powers of Attorney granted by the shareholders of Dasheng HelloWorld dated September 18, 2018 (incorporated herein by reference to Exhibit 4.32 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 23, 2019)

4.19

Spousal Consent granted by Ting Shu dated September 18, 2018 (incorporated herein by reference to Exhibit 4.33 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 23, 2019)

4.20

Exclusive Business Cooperation Agreement between Dasheng Online and Dasheng Zhiyun dated July 19, 2019 (incorporated herein by reference to Exhibit 4.30 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 6, 2020)

4.21

Exclusive Option Agreement among Dasheng Online, the shareholders of Dasheng Zhiyun and Dasheng Zhiyun dated July 19, 2019 (incorporated herein by reference to Exhibit 4.31 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 6, 2020)

4.22

Equity Interest Pledge Agreement among Dasheng Online, the shareholders of Dasheng Zhiyun and Dasheng Zhiyun dated July 19, 2019 (incorporated herein by reference to Exhibit 4.32 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 6, 2020)

Exhibit Number	Description of Document
4.23

Power of Attorney granted by Jack Jiajia Huang to Dasheng Online dated July 19, 2019 (incorporated herein by reference to Exhibit 4.33 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 6, 2020)

4.24

Power of Attorney granted by Caijian Jia to Dasheng Online dated July 19, 2019 (incorporated herein by reference to Exhibit 4.34 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 6, 2020)

4.25

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

4.29*	Exclusive Option Agreement among Dasheng Online, the shareholders of Dasheng Zhixing and Dasheng Zhixing dated August 5, 2021
4.30*	Equity Interest Pledge Agreement among Dasheng Online, the shareholders of Dasheng Zhixing and Dasheng Zhixing dated August 5, 2021
4.31*	Powers of Attorney granted by the shareholders of Dasheng Zhixing dated August 5, 2021
4.32*	Spousal Consent granted by Jack Jiajia Huang dated August 5, 2021
4.33*	Spousal Consent granted by Ting Shu dated August 5, 2021
4.34*	Spousal Consent granted by Yanchun Li dated August 5, 2021
8.1*	Principal subsidiaries and Variable Interest Entities of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Travers Thorp Alberga
15.2*	Consent of Shihui Partners
15.3*	Consent of Lee Yu Rigets Law
15.4*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set
*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Online Education Group

	By:	/s/ Jack Jiajia Huang
	Name:	Jack Jiajia Huang
	Title:	Chairman and Chief Executive Officer

Date: May 2, 2022

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of China Online Education Group

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of China Online Education Group and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive income/(loss), of shareholders’ deficit and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because material weaknesses in internal control over financial reporting existed as of that date related to: (A) the lack of sufficient competent financial reporting and accounting personnel to: (i) timely identify and assess accounting implications of complex transactions and changes in the Company's service offerings, (ii) design and implement effective control to ensure data completeness and accuracy related to certain complex transactions, and (iii) timely perform account reconciliations in period-end closing and prepare disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the Securities and Exchange Commission, and (B) the lack of sufficient competent internal audit personnel to timely and effectively monitor and evaluate internal control over financial reporting and assist managing financial and operational risks.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in the accompanying Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2021 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1(d) to the consolidated financial statements, the Company has accumulated deficits, net current liabilities, and operating cash outflows. The Company’s business, financial condition, results of operations and prospects have also been, and will continue to be, materially and adversely affected by regulatory changes which became effective during 2021. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1(d). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. This matter is also described in the “Critical Audit Matters” section of our report.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in management's report referred to above. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Going Concern Assessment

As described in Note 1(d) to the consolidated financial statements, the Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. On July 24, 2021, the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education (the “Opinion”) was issued by the General Office of the CPC Central Committee and the General Office of the State Council. The Opinion, related rules and regulations, and the compliance measures taken by the Company, have had and will continue to have a material adverse impact to the Company's business, financial condition, results of operations and prospects. As of December 31, 2021 and for the year then ended, the Company has accumulated deficits, net current liabilities and operating cash outflows. These conditions, before consideration of management’s plans, raised substantial doubt about the Company’s ability to continue as a going concern. Management’s plans to mitigate the conditions include business plans with forecasted cash flows covering at least the next twelve months from the date of issuance of the consolidated financial statements. Based on the management’s assessment, as a result of the relevant conditions, there is substantial doubt about the Company’s ability to continue as a going concern within the next twelve months from the issuance of the Company’s consolidated financial statements. Such conclusion required management to make judgments and assumptions relating to forecasted cash flows in the business plans, including how the management would address the inherent uncertainties in relation to these regulations. This matter is also described in the “Substantial Doubt about the Company’s Ability to Continue as a Going Concern” section of our report.

The principal considerations for our determination that performing procedures relating to the going concern assessment is a critical audit matter are the significant judgment by management when developing the business plans and forecasted cash flows included in the going concern assessment. This in turn led to significant auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to management’s business plans and forecasted cash flows.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s going concern assessment, including management’s controls over the preparation of the business plans and forecasted cash flows. These procedures also included, among others, (i) testing management’s process for developing the business plans and forecasted cash flows included in the going concern assessment; (ii) testing the completeness, accuracy, and relevance of underlying data used in developing the business plans and forecasted cash flows; and (iii) evaluating the reasonableness of assumptions included in the business plans and forecasted cash flows by considering the Company’s historical performance, regulatory developments and whether the assumptions are consistent with evidence obtained in other areas of the audit; (iv) evaluating the legal opinion from the Company's external legal counsel on whether the Company’s business is in compliance with relevant regulations and consequence of any non-compliance to support the management’s business plans and forecasted cash flows; (v) evaluating the adequacy of disclosures in the consolidated financial statements.

Impairment Assessment on Contract Cost Asset

As described in Notes 2(n) and 5 to the consolidated financial statements, the Company performed an impairment assessment as of December 31, 2021 on the contract cost asset and recognized an impairment loss of RMB123.8 million as sales and marketing expenses in the consolidated statements of comprehensive income/(loss) for the year then ended. Impairment loss of the contract cost asset is measured by comparing the carrying value of the contract cost asset to the amount of consideration that the Company has received but not yet recognized as revenue less the estimated costs that relate directly to providing the service. Significant management judgment and assumptions were involved in the impairment assessment, including (i) evaluating whether the Company can continue to provide lessons which were enrolled before the issuance of the Opinion (the “Enrolled Lessons”) delivered by overseas teachers subsequently, (ii) estimating the future refund of the tuition fees for the Enrolled Lessons at the request of the customers, and (iii) assessing the possibility of forfeiture of the tuition fees related to the Enrolled Lessons due to the non-compliance of the laws and regulations pursuant to the Opinion.

The principal considerations for our determination that performing procedures relating to the impairment assessment on contract cost asset is a critical audit matter are the significant judgment by management when preparing the impairment assessment. This in turn led to significant auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to the impairment assessment.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment of contract cost asset. These procedures also included, among others, testing management’s process for developing the impairment assessment; testing the completeness, accuracy and relevance of underlying data used in the impairment assessment; and evaluating the reasonableness of significant assumptions used by management in the impairment assessment, including (i) evaluating whether the Company can continue to provide the Enrolled Lessons delivered by overseas teachers subsequently, (ii) estimating the future refund of the tuition fees for the Enrolled Lessons at the request of the customers, and (iii) assessing the possibility of forfeiture of the tuition fees related to the Enrolled Lessons due to the non-compliance of the laws and regulations pursuant to the Opinion. Evaluating the reasonableness of these assumptions involved evaluating whether the assumptions used were reasonable by (i) considering the Company’s historical performance, regulatory developments and evidence obtained in other areas of the audit; and (ii) evaluating the legal opinion from the Company's external legal counsel on whether the Company’s business is in compliance with relevant regulations and consequence of any non-compliance.

/s/PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

May 2, 2022

We have served as the Company’s auditor since 2015.

CHINA ONLINE EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS

As of December 31, 2020 and 2021

(In thousands, except for share and per share data)

		As of December 31
	Notes	2020	2021	2021
		RMB	RMB	US$
				(Note 2(e))
ASSETS
Current assets:
Cash and cash equivalents	2(g)	326,647	214,732	33,696
Restricted cash	2(h)	—	50,550	7,932
Time deposits	2(i)	477,408	48,437	7,601
Short-term investments	2(j)	509,636	577,970	90,696
Inventory		1,935	1,080	169
Prepaid expenses and other current assets	5	302,057	71,555	11,229
Total current assets		1,617,683	964,324	151,323
Non-current assets:
Property and equipment, net	6	21,175	17,017	2,670
Intangible assets, net	7	20,302	11,211	1,759
Goodwill		4,223	—	—
Right-of-use assets	8	98,001	36,907	5,792
Time deposits	2(i)	414,000	100,868	15,828
Deferred tax assets	10(c)	10,268	56,868	8,924
Other non-current assets		23,896	5,496	862
Total non-current assets		591,865	228,367	35,835
Total assets		2,209,548	1,192,691	187,158

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Advances from students	2(n)	2,718,776	1,750,216	274,647
Accrued expenses and other current liabilities	9	237,101	96,205	15,097
Lease liabilities	8	42,949	19,400	3,044
Taxes payable		19,288	28,027	4,398
Total current liabilities		3,018,114	1,893,848	297,186

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Non-current liabilities:
Advances from students	2(n)	2,270	1,126	177
Lease liabilities	8	53,594	19,340	3,035
Other non-current liabilities		2,508	1,547	243
Total non-current liabilities		58,372	22,013	3,455
Total liabilities		3,076,486	1,915,861	300,641

Commitments and contingencies	15
Shareholders’ deficit:
Ordinary shares (US$0.0001 par value; 1,500,000,000 and 1,500,000,000 shares (including 1,000,000,000 Class A shares, 350,000,000 Class B shares and 150,000,000 shares to be designated by the Board of Directors) authorized as of December 31, 2020 and 2021, respectively; 325,733,064 and 337,489,751 shares (including 233,882,749 Class A shares and 103,607,002 Class B shares) issued as of December 31, 2020 and 2021, respectively; 323,640,564 and 333,581,801 shares (including 229,974,799 Class A shares and 103,607,002 Class B shares) outstanding as of December 31, 2020 and 2021, respectively)	11	213	221	35
Treasury stock	2(aa)	(23,109)	(43,455)	(6,819)
Additional paid-in capital		1,199,014	1,251,748	196,427
Accumulated other comprehensive income/(loss)		8,884	(318)	(53)
Accumulated deficit		(2,051,940)	(1,931,366)	(303,073)
Total shareholders’ deficit		(866,938)	(723,170)	(113,483)
Total liabilities and shareholders’ deficit		2,209,548	1,192,691	187,158

The accompanying notes are an integral part of these consolidated financial statements.

CHINA ONLINE EDUCATION GROUP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

For the years ended December 31, 2019, 2020 and 2021

(In thousands, except for share and per share data)

		For the year ended December 31,
	Notes	2019	2020	2021	2021
		RMB	RMB	RMB	US$
					(Note 2(e))
Net revenues		1,478,493	2,054,095	2,181,469	342,320
Cost of revenues		(439,923)	(580,417)	(557,974)	(87,558)
Gross profit		1,038,570	1,473,678	1,623,495	254,762
Operating expenses:
Sales and marketing expenses		(792,591)	(1,035,620)	(1,062,523)	(166,733)
Product development expenses		(157,505)	(162,829)	(178,750)	(28,050)
General and administrative expenses	2(r)	(196,029)	(214,224)	(323,968)	(50,838)
Goodwill and intangibles impairment		—	-	(32,176)	(5,049)
Total operating expenses		(1,146,125)	(1,412,673)	(1,597,417)	(250,670)
Other income		—	43,414	23,223	3,644
Income/(loss) from operations		(107,555)	104,419	49,301	7,736
Interest income		17,654	38,508	21,120	3,314
Interest expenses and others, net		(9,451)	(66)	4,014	630
Income/(loss) before income tax		(99,352)	142,861	74,435	11,680
Income tax benefits/(expenses)	10(b)	(5,068)	4,101	46,139	7,240
Net income/(loss), all attributable to the Company's ordinary shareholders		(104,420)	146,962	120,574	18,920
Weighted average number of ordinary shares used in computing basic income/(loss) per share	13	308,364,918	319,553,690	328,484,502	328,484,502
Weighted average number of ordinary shares used in computing diluted income/(loss) per share	13	308,364,918	341,503,118	339,937,677	339,937,677
Net income/(loss) per share attributable to ordinary shareholders-basic	13	(0.34)	0.46	0.37	0.06
Net income/(loss) per share attributable to ordinary shareholders-diluted	13	(0.34)	0.43	0.35	0.06
Net income/(loss) per ADS attributable to ordinary shareholders-basic		(5.08)	6.90	5.51	0.86
Net income/(loss) per ADS attributable to ordinary shareholders-diluted		(5.08)	6.46	5.32	0.83

Comprehensive income/(loss):
Net income/(loss)		(104,420)	146,962	120,574	18,920
Other comprehensive income/(loss)
Foreign currency translation adjustments		5,356	(21,087)	(9,202)	(1,444)
Total comprehensive income/(loss)		(99,064)	125,875	111,372	17,476

The accompanying notes are an integral part of these consolidated financial statements.

CHINA ONLINE EDUCATION GROUP

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

For the years ended December 31, 2019, 2020 and 2021

(In thousands, except for share and per share data)

							Accumulated
				Additional			Other		Total
		Ordinary Shares		Paid-in	Treasury stock		Comprehensive	Accumulated	Shareholders’
	Notes	Shares	Amount	Capital	Shares	Amount	Income/(Loss)	Deficit	Deficit
			RMB	RMB		RMB	RMB	RMB	RMB
Balance as of December 31, 2018		305,917,524	199	1,107,019	—	—	24,615	(2,094,482)	(962,649)

Exercise of stock options		5,001,660	3	4,331	—	—	—	—	4,334
Settlement of RSU		2,938,710	3	(3)	—	—	—	—	—
Share-based compensation		—	—	16,732	—	—	—	—	16,732
Share repurchase program	2(aa)	—	—	—	1,806,720	(6,011)	—	—	(6,011)
Net loss		—	—	—	—	—	—	(104,420)	(104,420)
Foreign currency translation adjustment		—	—	—	—	—	5,356	—	5,356
Balance as of December 31, 2019		313,857,894	205	1,128,079	1,806,720	(6,011)	29,971	(2,198,902)	(1,046,658)

Exercise of stock options		5,103,015	4	10,326	—	—	—	—	10,330
Settlement of RSU by new issuance		1,865,055	1	(1)	—	—	—	—	—
Settlement of RSUs or stock options by reissuance of treasury stocks		—	—	(6,018)	(1,808,220)	6,018	—	—	—
Share-based compensation		—	—	26,734	—	—	—	—	26,734
Share repurchase program	2(aa)	—	—	—	2,094,000	(23,116)	—	—	(23,116)
Follow-on public offering	13	4,907,100	3	39,894	—	—	—	—	39,897
Net income		—	—	—	—	—	—	146,962	146,962
Foreign currency translation adjustment		—	—	—	—	—	(21,087)	—	(21,087)
Balance as of December 31, 2020		325,733,064	213	1,199,014	2,092,500	(23,109)	8,884	(2,051,940)	(866,938)

Exercise of stock options		4,287,360	3	5,117	—	—	—	—	5,120
Settlement of RSU by new issuance		4,243,680	3	(3)	—	—	—	—	—
Share-based compensation		—	—	27,050	—	—	—	—	27,050
Share repurchase program	2(aa)	—	—	—	1,815,450	(20,346)	—	—	(20,346)
Issurance for acquisition of subsidiaries	4	3,225,647	2	20,570	—	—	—	—	20,572
Net income		—	—	—	—	—	—	120,574	120,574
Foreign currency translation adjustment		—	—	—	—	—	(9,202)	—	(9,202)
Balance as of December 31, 2021		337,489,751	221	1,251,748	3,907,950	(43,455)	(318)	(1,931,366)	(723,170)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA ONLINE EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2019, 2020 and 2021

(In thousands, except for share and per share data)

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				(Note 2(e))
Cash flows from operating activities:
Net income/(loss)	(104,420)	146,962	120,574	18,920
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Unrealized (gain)/loss from foreign currency exchange	(1,770)	1,957	1,326	208
Share-based compensation expense	16,732	26,734	27,050	4,245
Depreciation and amortization	26,625	18,944	27,379	4,296
Goodwill and intangibles impairment	—	—	32,176	5,049
Deferred taxes benefits	(153)	(9,931)	(50,500)	(7,925)
(Gain)/loss on disposal of property and equipment	(27)	367	11,081	1,739
Changes in assets and liabilities:
Inventory	308	(1,627)	855	134
Prepaid expenses and other current assets	(16,644)	(53,940)	241,723	37,932
Operating lease right-of-use assets	(56,638)	(41,363)	61,094	9,587
Other non-current assets	(538)	(8,509)	7,781	1,221
Advances from students	501,800	534,455	(971,431)	(152,439)
Accrued expenses and other liabilities	(27,181)	66,119	(136,131)	(21,362)
Operating lease liabilities	55,095	41,448	(57,803)	(9,071)
Taxes payable	4,744	(2,373)	8,763	1,375
Net cash provided by /(used in) operating activities	397,933	719,243	(676,063)	(106,091)
Cash flows from investing activities:
Purchases of property and equipment	(9,604)	(21,957)	(24,204)	(3,798)
Purchase of intangible assets	(1,530)	(7,167)	(14,825)	(2,326)
Placement of time deposits	(443,454)	(789,331)	(326,346)	(51,211)
Placement of short-term investments	(997,564)	(700,251)	(1,212,549)	(190,275)
Withdrawal of time deposits	351,281	144,991	1,064,953	167,114
Withdrawal of short-term investments	687,863	639,259	1,138,405	178,641
Proceeds from disposal of property and equipment	98	185	3,802	597
Proceeds from acquisition of subsidiaries	—	—	4,694	737
Net cash (used in) /provided by investing activities	(412,910)	(734,271)	633,930	99,479
Cash flows from financing activities:
Share repurchase program	(6,011)	(23,116)	(20,346)	(3,193)
Proceeds from exercise of stock options	4,334	10,330	5,120	803
Proceeds from issuance of stock, net of offering expenses	—	39,942	—	—
Short-term loan repayment	(52,859)	(16,367)	—	—
Net cash (used in)/provided by financing activities	(54,536)	10,789	(15,226)	(2,390)
Effect of exchange rate changes on cash and cash equivalents	(679)	(12,065)	(4,006)	(628)
Net decrease in cash and cash equivalents	(70,192)	(16,304)	(61,365)	(9,630)
Cash and cash equivalents at the beginning of the year	413,143	342,951	326,647	51,258
Cash,cash equivalents and restricted cash at the end of the year	342,951	326,647	265,282	41,628
Supplemental disclosure of cash flow information
Cash paid for income taxes	1,809	8,295	7,066	1,109
Cash paid for interest expenses	3,110	90	—	—
Non-cash supplemental investing activities
Property and equipment and intagible assets purchases financed by accrued expenses and other current liabilities	1,366	11,434	3,782	593
Acquisition of subsidiaries through the issuance of stock	—	—	20,572	3,228

The accompanying notes are an integral part of these consolidated financial statements.

1.    Operations and Reorganization

China Online Education Group (the ‘‘Company’’ or ‘‘COE’’), through its consolidated subsidiaries and the variable interest entities (‘‘VIEs’’) and VIEs’ subsidiaries (collectively referred to as the ‘‘Group’’) is primarily engaged in providing online English language education services to students in the People’s Republic of China (the ‘‘PRC’’ or ‘‘China’’) and overseas markets.

As of December 31, 2021, the Company’s major subsidiaries and the VIEs and VIEs’ subsidiaries are as follows:

			Percentage of
	Place of	Date of	Direct or Indirect
	Incorporation/	Incorporation/	Economic
Company	Establishment	Establishment	Ownership
Subsidiaries
China Online Education (HK) Limited	Hong Kong	April 1, 2013	100%
51Talk English International Limited	Hong Kong	October 7, 2014	100%
China Online Innovations Inc.*	Philippines	October 9, 2014	99.999993%
On Demand English Innovations Inc.*	Philippines	January 14, 2016	99.999%
Beijing Dasheng Online Technology Co., Ltd.	PRC	June 4, 2013	100%
Helloworld Online Education Group	Cayman	July 13, 2018	100%
Helloworld Online Education Group (HK) Limited	Hong Kong	August 10, 2018	100%
Beijing Helloworld Online Technology Co., Ltd.	PRC	September 3, 2018	100%
Beijing Xiangyue Education Technology Co., Ltd.	PRC	September 22, 2016	100%
TESOL Academy Online Limited	Hong Kong	February 25, 2019	100%
Hainan Dasheng International Technology Co., Ltd	PRC	January 22, 2021	100%

VIEs and VIES’ subsidiaries
Beijing Dasheng Zhixing Technology Co., Ltd	PRC	July 8, 2011	100%
51Talk English Philippines Corporation	Philippines	August 3, 2012	100%
Shanghai Zhixing Helloworld Information Consulting Co., Ltd	PRC	December 30, 2016	100%
Wuhan Houdezaiwu Online Technology Co., Ltd	PRC	January 12, 2017	100%
Beijing Dasheng Helloworld Technology Co., Ltd.	PRC	July 9, 2018	100%
Shenzhen Dasheng Zhiyun Technology Co., Ltd.	PRC	July 17, 2019	100%
Dasheng Zhixing (Tianjin) Training School Co., Ltd.	PRC	February 26, 2021	100%
Shenzhen Dasheng Zhixing Education Technology Co., Ltd	PRC	April 22, 2021	100%
Guangzhou Dasheng Zhixing Education Technology Co., Ltd	PRC	March 30, 2021	100%
Tianjin Xiangyue Education Technology Co., Ltd	PRC	July 19, 2019	100%
Beijing Kaola Reading Technology Co., Ltd	PRC	July 3, 2018	100%

*     The Company directly holds the 99.999993% and 99.999% shares of China Online Innovations Inc. and On Demand English Innovations Inc. respectively. There is no substantive non-controlling interest for China Online Innovations Inc. and On Demand English Innovations Inc. as of December 31, 2020 and 2021. The non-controlling shareholders are nominee shareholders mainly consisting of local residents to comply with local regulations of the Philippines.

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

Due to PRC legal restrictions on foreign ownership and investment in the companies in value-added telecommunications market, the Group continues to operate its online education platform through Dasheng Zhixing, Shenzhen Zhixing and Dasheng Zhiyun. To comply with PRC laws and regulations, the Group operate www.51talk.com website through the PRC consolidated VIEs. Shenzhen Zhixing, the wholly-owned subsidiary of Dasheng Zhixing, holds the Group’s ICP License for www.51talk.com.

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

On August 5, 2021, after involve a new shareholder, Mr. Caijian Jia, who is an employee of the Group, the above contractual agreements were further updated to reflect the capital increase, without substantial change of the terms, equity interest of Dasheng Zhixing was then 72.2750% by Mr. Jiajia Huang, 25.7250% held by Ms. Ting Shu and 2.0000% by Mr. Caijian Jia.

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

On December 30, 2016, Dasheng Zhixing established a wholly-owned subsidiary, Shanghai Zhishi Education Training Co., Ltd.(“Zhishi Training”), of which the current registered business scope includes “education training: classic English (level 1-9)” . In December, 2021, Zhishi Training changed its registered name to Shanghai Zhixing Helloworld Information Consulting Co., Ltd, of which the current registered business scope is information consulting service.

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

1    Operations and Reorganization (Continued)

In September 2018, a series of contractual agreements discussed in 1.b. below were entered into among HAWO Online, Dasheng HAWO and shareholders of Dasheng HAWO. As a result of the agreements, HAWO Online has the ability to direct substantially all the activities of Dasheng HAWO, and absorb substantially all of the risks and rewards of the Dasheng HAWO. HAWO Online became the primary beneficiary of Dasheng HAWO and consolidates the financial results of Dasheng HAWO.

In February 2019, TESOL Academy Online Limited (“TESOL”) was incorporated as a wholly-owned subsidiary of the Company to training the Group’s teachers to obtain the certificate of “Teaching English to Speakers of Other Languages”.

In July 2019, Dasheng Zhiyun, was incorporated with beneficial interest held by Mr. Jiajia Huang to conduct the operations of business in Shenzhen. In July 2019, a series of contractual agreements discussed in 1.b. below were entered into among Dasheng Online, Dasheng Zhiyun and shareholders of Dasheng Zhiyun. As a result of the agreements, Dasheng Online has the ability to direct substantially all the activities of Dasheng Zhiyun, and absorb substantially all of the risks and rewards of the Dasheng Zhiyun. Dasheng Online became the primary beneficiary of Dasheng Zhiyun and consolidates the financial results of Dasheng Zhiyun.

In October 2019, Tianjin Zhixing discontinued its operations and cancelled its registration.

In January 2021, Hainan Dasheng International Technology Co., Ltd., or Hainan Dasheng, was incorporated as a wholly-owned subsidiary of China Online Education (HK) Limited in Hainan.

In February 2021, Dasheng Zhixing (Tianjin) Training School Co., Ltd., or Tianjin School, was incorporated as a wholly-owned subsidiary of Dasheng Zhixing.

In March 2021, Guangzhou Dasheng Zhixing Education Technology Co., Ltd., or Guangzhou Zhixing, was incorporated as a wholly-owned subsidiary of Dasheng Zhixing.

In April 2021, Shenzhen Zhixing, was incorporated as a wholly-owned subsidiary of Dasheng Zhixing to conduct the Group’s business operations in Guangzhou.

In April 2021, the Group entered into a definitive agreement to acquire 100% control right with 52.6978% equity interest in Beijing Xiangyue Education Technology Co., Ltd. (“Beijing Xiangyue”), and with the rest of equity interest waived by other shareholders. Beijing Xiangyue Education Technology Co., Ltd. is in the process of deregistration procedures.

Zichun Zhao holds 95% of the equity interest in Tianjin Xiangyue Education Technology Co.,Ltd.(“Tianjin Xiangyue”), and Yu Deng holds 5% of the equity interest in Tianjin Xiangyue.

Zichun Zhao holds 100% of the equity interest in Beijing Kaola Reading Technology Co., Ltd.(“Beijing Kaola”).

In July 2020, a series of contractual agreements discussed in 1.b. below were entered into among Beijing Xiangyue, Tianjin Xiangyue and shareholders of Tianjin Xiangyue, as well as among Beijing Xiangyue, Beijing Kaola and shareholders of Beijing Kaola. As a result of the agreements, Beijing Xiangyue has the ability to direct substantially all the activities of Tianjin Xiangyue and Beijing Kaola, and absorb substantially all of the risks and rewards of Tianjin Xiangyue and Beijing Kaola. Beijing Xiangyue became the primary beneficiary of Tianjin Xiangyue and Beijing Kaola and consolidates the financial results of Tianjin Xiangyue and Beijing Kaola.

1    Operations and Reorganization (Continued)

b    Contractual agreements with VIEs

The following is a summary of (i) the contracts by and among Dasheng Online, Dasheng Zhixing, and the shareholders of Dasheng Zhixing; (ii) the contracts by and among COE HK Co I, Philippines Co I, and the shareholders of Philippines Co I and (iii) the contracts by and among HAWO Online, Dasheng HAWO, and the shareholders of Dasheng HAWO (iv) the contracts by and among Dasheng Online, Dasheng Zhiyun, and the shareholders of Dasheng Zhiyun (v) the contracts by and among Beijing Xiangyue, Tianjin Xiangyue, and the shareholders of Tianjin Xiangyue (vi) the contracts by and among Beijing Xiangyue, Beijing Kaola, and the shareholders of Beijing Kaola.

Contractual Agreements with Dasheng Zhixing

Amended and Restated Exclusive Business Cooperation Agreement. Under the Amended and Restated Exclusive Business Cooperation Agreement between Dasheng Online and Dasheng Zhixing, Dasheng Online has the exclusive right to provide technical support, consulting services and other services to Dasheng Zhixing in relation to the Dasheng Zhixing’s principal business. Dasheng Zhixing agrees to accept all the consultation and services provided by Dasheng Online. Without Dasheng Online’s prior written consent, Dasheng Zhixing is prohibited from engaging any third party to provide any of the services under this agreement. In addition, Dasheng Online exclusively owns all intellectual property rights arising out of or created during the performance of the agreement. The service fees to be paid by Dasheng Zhixing is determined by Dasheng Zhixing and Dasheng Online, after taking into account factors including the complexity and difficulty of the services provided, the time consumed, the seniority of the Dasheng Online employees providing services to Dasheng Zhixing, contents and value of services provided, the market price of comparable services and the operating conditions of Dasheng Zhixing. This agreement will remain effective unless Dasheng Online terminates the agreement in writing or a competent governmental authority rejects the renewal applications by either Dasheng Zhixing or Dasheng Online to renew its respective business license upon expiration. Dasheng Zhixing is not permitted to terminate this agreement in any event unless required by applicable laws. The original exclusive businesss cooperation service agreement was amended and restated in its entirety on December 14, 2015, that the service is solely determined by Dasheng Online.

Exclusive Option Agreements.  Under the Exclusive Option Agreements between Dasheng Online, each of the shareholders of Dasheng Zhixing and Dasheng Zhixing, each of the shareholders irrevocably granted Dasheng Online or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of his, her or its equity interests in Dasheng Zhixing, for a consideration of RMB 10. If the lowest price permitted under PRC law is higher than the above price, the lowest price permitted under PRC law shall apply. Dasheng Online or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without Dasheng Online’s prior written consent, Dasheng Zhixing’s shareholders shall not sell, transfer, pledge, or otherwise dispose any equity interests in Dasheng Zhixing. These agreements will remain effective until all equity interests held in Dasheng Zhixing by Dasheng Zhixing’s shareholders are transferred or assigned to Dasheng Online or Dasheng Online’s designated representatives.

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

Spousal Consent Letters. Pursuant to the spousal consent letters executed by the spouses of the shareholders of Dasheng Zhixing, the spouse of each shareholder of Dasheng Zhixing agreed to the execution of the equity interest pledge agreement, the exclusive option agreement and the powers of attorney by the respective shareholder. The spouse of each shareholder of Dasheng Zhixing further undertakes not to make any assertions in connection with the equity interests of Dasheng Zhixing held by the respective shareholder, and further confirms in the spousal consent letters that the respective shareholder can perform the relevant transaction documents described above and further amend or terminate such transaction documents without the authorization or consent from him/her. The spouse of each shareholder agrees and undertakes that if he/she obtain any equity interests of Dasheng Zhixing held by the respective shareholder for any reasons, he/she would be bound by the transaction documents described above and the amended and restated exclusive business cooperation agreement between Dasheng Online and Dasheng Zhixing, and have would comply with the obligations thereunder as a shareholder of Dasheng Zhixing.

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

Contractual Agreements with Dasheng HAWO

Exclusive Business Cooperation Agreement. Under the Exclusive Business Cooperation Agreement between HAWO Online and Dasheng HAWO, HAWO Online has the exclusive right to provide technical support, consulting services and other services to Dasheng HAWO in relation to the Dasheng HAWO’s principal business. Dasheng HAWO agrees to accept all the consultation and services provided by HAWO Online. Without HAWO Online’s prior written consent, Dasheng HAWO is prohibited from engaging any third party to provide any of the services under this agreement. In addition, HAWO Online exclusively owns all intellectual property rights arising out of or created during the performance of the agreement. Under this agreement, the service fee shall consist of 100% of the total consolidated profit of Dasheng HAWO, after the deduction of any accumulated deficit of Dasheng HAWO and its affiliated entities in respect of the preceding financial year(s), operating costs, expenses, taxes and other statutory contributions and reasonable operation profit as determined in accordance with the principle of tax law and tax practice in the PRC. This agreement will remain effective unless HAWO Online terminates the agreement in writing or a competent governmental authority rejects the renewal applications by either Dasheng HAWO or HAWO Online to renew its respective business license upon expiration. Dasheng HAWO is not permitted to terminate this agreement in any event unless required by applicable laws.

Exclusive Option Agreement. Under the Exclusive Option Agreement, Dasheng HAWO grants to HAWO Online an irrevocable and exclusive option to purchase from Dasheng HAWO, at HAWO Online’s sole discretion, any or all of the assets and business of Dasheng HAWO, to the extent permitted under PRC law, at the lowest purchase price permitted by PRC law. The Parties shall then enter into a separate assets or business transfer agreement, specifying the terms and conditions of the transfer of the assets. To the extent permitted under applicable PRC laws, Dasheng HAWO shall donate the balance of the purchase price received from HAWO Online, after deducting/ withholding the relevant taxes (if any) pursuant to applicable laws, to HAWO Online or the designee(s) of HAWO Online for free within ten days after Dasheng HAWO receives the purchase price and pays/ withholds the relevant taxes (if any).

Power of Attorney. Pursuant to the Power of Attorney, the sole shareholderof Dasheng HAWO irrevocably appointed HAWO Online as the attorney-in-fact to act on his behalf on all matters pertaining to Dasheng HAWO and to exercise all of hisrights as a shareholder of Dasheng HAWO, including but not limited to attend shareholders’ meetings, vote on his behalf on all matters of Dasheng HAWO requiring shareholders’ approval under PRC laws and regulations and the articles of association of Dasheng HAWO, designate and appoint legal representative, directors, supervisors, chief executive officer, and other senior management members of Dasheng HAWO. HAWO Online may authorize or assign its rights under this appointment to any other person or entity at its sole discretion without prior notice to the sole shareholder of Dasheng HAWO. The Power of Attorney will remain in force until the sole shareholder cease to hold any equity interest in Dasheng HAWO.

Equity Interest Pledge Agreement. Under the Equity Interest Pledge Agreement between HAWO Online, Dasheng HAWO and the sole shareholder of Dasheng HAWO, the sole shareholder pledged all of their equity interests in Dasheng HAWO to HAWO Online to guarantee Dasheng HAWO’s and Dasheng HAWO’s Shareholder’ s performance of their obligations under the contractual arrangements including the Exclusive Business Cooperation Agreement, the Exclusive Option Agreement, and the Power of Attorney.

If Dasheng HAWO or Dasheng HAWO’s shareholder breaches its contractual obligations under the contractual arrangements, HAWO Online will be entitled to certain rights and entitlements, including receiving proceeds from the auction or sale of whole or part of the pledged equity interests of Dasheng HAWO in accordance with legal procedures. HAWO Online has the right to receive dividends generated by the pledged equity interests during the term of the pledge. The pledge will remain binding until Dasheng HAWO and the sole shareholder discharge all their obligations under the contractual arrangements. The equity pledge has been registered with the registration authorities of industries and commerce in accordance with PRC law.

1    Operations and Reorganization (Continued)

Spousal Consent Letter. Pursuant to the spousal consent letter executed by the spouse of the sole shareholder of Dasheng HAWO, the spouse of the sole shareholder of Dasheng HAWO agreed to the execution of the equity interest pledge agreement, the exclusive option agreement and the powers of attorney by the respective shareholder. The spouse of the sole shareholder of Dasheng HAWO further undertakes not to make any assertions in connection with the equity interests of Dasheng HAWO held by the shareholder, and further confirms in the spousal consent letter that the shareholder can perform the relevant transaction documents described above and further amend or terminate such transaction documents without the authorization or consent from him/her. The spouse of the shareholder agrees and undertakes that if he/she obtain any equity interests of Dasheng HAWO held by the shareholder for any reasons, he/she would be bound by the transaction documents described above and the exclusive business cooperation agreement between HAWO Online and Dasheng HAWO, and have would comply with the obligations thereunder as a shareholder of Dasheng HAWO.

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

Equity Interest Pledge Agreement. Under the Equity Interest Pledge Agreement among between Dasheng Online, Dasheng Zhiyun and the shareholders of Dasheng Zhiyun, the shareholders pledged all of their equity interests in Dasheng Zhiyun to Dasheng Online to guarantee Dasheng Zhiyun’s and Dasheng Zhiyun’s Shareholders’ performance of their obligations under the contractual arrangements including the Exclusive Business Cooperation Agreement, the Exclusive Option Agreement, and the Powers of Attorney.

1    Operations and Reorganization (Continued)

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

Spousal Consent Letters. Pursuant to the spousal consent letters executed by the spouses of the shareholders of Dasheng Zhiyun, the spouse of each shareholder of Dasheng Zhiyun agreed to the execution of the equity interest pledge agreement, the exclusive option agreement and the powers of attorney by the respective shareholder. The spouse of each shareholder of Dasheng Zhiyun further undertakes not to make any assertions in connection with the equity interests of Dasheng Zhiyun held by the respective shareholder, and further confirms in the spousal consent letters that the respective shareholder can perform the relevant transaction documents described above and further amend or terminate such transaction documents without the authorization or consent from him/her. The spouse of each shareholder agrees and undertakes that if he/she obtain any equity interests of Dasheng Zhiyun held by the respective shareholder for any reasons, he/she would be bound by the transaction documents described above and the amended and restated exclusive business cooperation agreement between Dasheng Online and Dasheng Zhiyun, and have would comply with the obligations thereunder as a shareholder of Dasheng Zhiyun.

1    Operations and Reorganization (Continued)

c    Risks in relation to the VIE structure

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIEs and VIEs’ subsidiaries, which were included in the Group’s consolidated balance sheets, consolidated statements of comprehensive income/(loss) and consolidated statements of cash flows:

The consolidated VIEs includes: Dasheng Zhixing and its subsidiaries Shenzhen Zhixing, Zhixing(Tianjin), Zhishi Training and Houdezaiwu Online, Philippines Co I, Dasheng HAWO, Dasheng Zhiyun, Tianjin Xiangyue and Beijing Kaola:

	As of December 31,
	2020	2021
	RMB	RMB
Cash and cash equivalents	175,439	37,577
Restricted cash	—	50,518
Time deposits- current and non-current	692,000	37,000
Short-term investments	434,548	504,032
Prepaid expenses and other current assets	268,305	49,890
Inventory	1,935	1,080
Amounts due from inter-company entities*	806,186	954,407
Property and equipment, net	14,547	10,530
Intangible assets, net	1,780	1,416
Rights-of-use assets	71,839	24,891
Deferred tax assets	9,684	56,629
Other assets	22,345	4,013
Total assets	2,498,608	1,731,983
Advances from students-current	2,718,776	1,731,884
Advances from students-non-current	2,270	1,126
Accrued expenses and other current liabilities	121,539	50,636
Taxes payable	15,693	22,897
Lease liability-current and non-current	69,515	26,111
Amounts due to inter-company entities*	218,149	327,487
Other non-current liabilities	244	224
Total liabilities	3,146,186	2,160,365

* All inter-company balances have been eliminated upon consolidation.

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Third-party revenues	1,478,493	2,054,095	2,175,366
Intra-Group revenues	—	8,434	14,922
Total revenues	1,478,493	2,062,529	2,190,288
Third-party costs and expenses	(832,962)	(1,055,643)	(1,080,447)
Intra-Group costs and expenses	(691,968)	(748,556)	(975,011)
Total costs and expenses	(1,524,930)	(1,804,199)	(2,055,458)
Other income	—	43,237	21,603
Income (loss) from operations	(46,437)	301,567	156,433
Others	8,713	38,637	20,151
Income (loss) before income tax expenses	(37,724)	340,204	176,584
Income tax benefits	22	9,655	46,735
Net income/(loss)	(37,702)	349,859	223,319

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net cash provided by operating activities with external parties	1,167,957	1,608,807	378,973
Net cash used in operating activities with intra-Group entities	(793,220)	(930,593)	(890,487)
Net cash provided by/(used in) operating activities*	374,737	678,214	(511,514)
Net cash (used in)/provided by investing activities with external parties	(287,883)	(718,832)	567,970
Net cash used in investing activities with intra-Group entities	—	—	(147,160)
Net cash (used in)/provided by investing activities	(287,883)	(718,832)	420,810
Net cash provided by financing activities with intra-Group entities	—	—	3,366
Net cash provided by financing activities	—	—	3,366

* The year over year decrease from 2020 to 2021 was primarily due to the Group has stopped selling online tutoring services taught by foreign teachers located overseas toK-12 students in mainland China to comply with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education released on July 24, 2021. Refer to Note 1 (d) – liquidity and going concern.

1    Operations and Reorganization (Continued)

Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs through Dasheng Online, COE HK Co I, HAWO Online, Beijing Xiangyue, and can have assets transferred freely out of the VIEs without restrictions. Therefore, the Company considers that there is no asset of the VIEs that can only be used to settle obligations of the respective VIEs, except for registered capital of Dasheng Zhixing amounting to RMB1,143 and RMB1,166 as of December 31, 2020 and 2021, respectively. Since the VIEs are incorporated as limited liability companies under the PRC and Philippine Company Law, creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs.

The Group believes that the contractual arrangements among Dasheng Online, COE HK Co I and HAWO Online, Beijing Xiangyue, the VIEs and their shareholders are in compliance with PRC and Philippine laws and regulations, as applicable, and are legally binding and enforceable. However, uncertainties in the PRC and Philippine legal system could limit the Company’s ability to enforce these contractual arrangements.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which took effect on January 1, 2020. Since it is relatively new, substantial uncertainties exist in relation to its interpretation and implementation. The Foreign Investment Law does not explicitly classify whether variable interest entity that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether the Group’s contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and if yes, how the Group’s contractual arrangements should be dealt with.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Version), or the 2021 Negative List, which was jointly promulgated by the Ministry of Commerce of the People’s Republic of China (“MOFCOM”) and the National Development and Reform Commission (“NDRC”) on December 27, 2021 and became effective on January 1, 2022. The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries are required to obtain market entry clearance and other approvals from relevant PRC government authorities. If the Group’s control over the PRC consolidated VIEs through contractual arrangements are deemed as foreign investment in the future, and any business of the PRC consolidated VIEs is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, the Group may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over the PRC consolidated VIEs may be deemed as invalid and illegal, and the Group may be required to unwind such contractual arrangements and/or restructure the Group’s business operations, any of which may have a material adverse effect on the Group’s business operation.

The Company’s ability to control the VIEs also depends on the Power of Attorney. The consolidated VIEs have to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes these Power of Attorney are legally enforceable but may not be as effective as direct equity ownership.

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

●   block the Group’s websites;

1    Operations and Reorganization (Continued)

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

In the opinion of management, the likelihood of losing the benefits in respect of the Group’s current ownership structure or the contractual arrangements with the VIEs is remote.

As of December 31, 2020 and 2021, the aggregate accumulated deficit of the VIEs was approximately RMB723,925 and RMB515,435 respectively, which have been included in the Group’s accompanying consolidated financial statements.

d    Liquidity and going concern

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Group incurred net losses of RMB104,420 for the year ended December 31, 2019, earned net income of RMB146,962 and RMB120,574 for the years ended December 31, 2020 and 2021, respectively. Accumulated deficits were RMB2,051,940 and RMB1,931,366 as of December 31, 2020 and 2021, respectively. The net current liabilities were RMB1,400,431 and RMB929,524 as of December 31, 2020 and 2021, respectively. The operating cash inflows were RMB 397,933 and RMB719,243 for the years ended December 31, 2019 and 2020 and the operating cash outflows were RMB676,063 for the year ended December 31, 2021. The Company assesses its liquidity by its ability to generate cash from operating activities to fund its operations, attract investors and borrow funds on favorable economic terms.

On July 24, 2021, the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education (the “Alleviating Burden Opinion “or the “Opinion”) was issued by the General Office of the CPC Central Committee and the General Office of the State Council. The Opinion contains high-level policy directives about requirements and restrictions related to online and offline after-school tutoring services, including, among others, banning foreign teachers located overseas from providing tutoring services in the mainland of China. As a result, the Company has stopped selling online tutoring services taught by foreign teachers located overseas to new K-12 students in the mainland of China except for the foregoing, to comply with the Alleviating Burden Opinion.

The Company’s continuous operation depends on (i) the level of subsequent refunds to paying students, (ii) whether the Company is allowed to continuously deliver the online tutoring services taught by foreign teachers located overseas to K-12 students in the mainland of China sold before the issuance of the Opinion; (iii) whether the Company may become subject to fines or other penalties by regulators, and (iv) the success of the Company’s business plans as mentioned above. All these factors are subject to inherent uncertainties.

The Company’s accumulated deficits and net current liabilities as of December 31, 2021 and the operating cash outflow for the year then ended, and the Company’s business, financial condition, results of operations, and prospects have been and will be materially and adversely affected by the Opinion. These conditions cast substantial doubt about the Company’s ability to continue as a going concern.

The Company has taken the following actions and plans to mitigate the significant decline in lessons sold:

(i)	The Company developed and released all-round proficiency course offering taught by Chinese teachers for K-12 students in the mainland of China. The Company believe the all-round proficiency course offering is in compliance with the Alleviating Burden Opinion and is allowed to operate under the current VIE structure.
(ii)	The Company offered one-on-one course taught by foreign teachers to students in overseas markets and plans to expand the international business.
(iii)	The Company has streamlined its operation to reduce operating expenses and plans to continue containing expenses and improving operating efficiency.

(iv)	The Company has made effort to reduce advances related to prohibited services by providing refunds, exchanges, or replacing such services with alternative compliant services such as the all-round proficiency course offering and plans to continue to do such business activities subsequently. As of December 31, 2021, advances related to non-compliant services have decreased to RMB1,126,984.
(v)	As of December 31, 2021, the Group's balance of cash and cash equivalents, time deposits (current and non-current) and short-term investments was RMB942,007, and the Group had no outstanding borrowing under credit agreements.
(vi)	The Company is exploring strategic options of divesting part of the business and looking for potential investors for capital injection. However, it is uncertain any option will be available to the Company on commercially acceptable terms.

Based on management’s assessment, there are uncertainties on successfully execution of the Company’s business plan, and consequences and impact of regulatory requirement to the Company’s business prospect. There is no assurance that the Company can secure sufficient funding.

These conditions and events including accumulated deficits, negative working capital, continuous net cash outflows and uncertainties on the Company’s business prospects cast substantial doubt about the Company’s ability to continue as a going concern. The Group’s consolidated financial statements does not include any adjustment that is reflective of this uncertainty.

2    Significant Accounting Policies

a    Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (‘‘U.S. GAAP’’). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

b    Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and the consolidated VIEs for which the Company is the primary beneficiary.

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

All transactions and balances among the Company, its subsidiaries and the consolidated VIEs have been eliminated upon consolidation.

c    Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to, determination of standalone selling prices of performance obligations that have never been separately sold, assessment for the impairment of long-lived assets, the valuation allowance of deferred tax assets, assessment of impairment of contract cost assets, and the valuation and recognition of share-based compensation.

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

2    Significant Accounting Policies (Continued)

In the consolidated financial statements, the financial information of the Company and other entities located outside of the PRC has been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the reporting period. Translation adjustments are reported as foreign currency translation adjustments, and are shown as a component of other comprehensive income/(loss) in the consolidated statements of comprehensive income/(loss).

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

e    Convenience Translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income/(loss) and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB6.3726, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Board on December 30, 2021. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2021, or at any other rate.

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

The Group’s financial instruments include cash and cash equivalents, restricted cash, time deposits, short-term investment, other current assets, accrued expenses. The carrying amounts of the short-term financial instruments approximate their fair value due to their relatively short maturity..

2    Significant Accounting Policies (Continued)

g    Cash and cash equivalents

The Group considers all highly liquid investments, which are unrestricted as to withdrawal or use, with original maturities of three months or less as cash equivalents. As of December 31, 2020 and 2021, the Group had total balance of RMB17,933 and RMB 20,774 respectively, held in accounts managed by WeChat Pay, Alipay, China Merchants Bank Aggregate Paying Platform, Airwallex and 99bill in connection with the collection of tuition fees online, which have been classified as cash and cash equivalents on the consolidated balance sheets.

h    Restricted cash

Cash that is legally restricted as to withdrawal or for use or pledged as security is reported separately on the face of the consolidated balance sheets. In accordance with Accounting Standards Codification (“ASC”) 230, the amounts generally described as restricted cash and restricted cash equivalents are included in the total cash and cash equivalents and restricted cash balances in the consolidated statements of cash flows. The Group’s restricted cash primarily represents cash temporarily held in banks and is considered legally restricted with the release of the Opinions. The Group uses segregated bank accounts for those restricted cash and cash in the segregated accounts can only be used for the respective purpose as designated.

i    Time deposits

Time deposits in the current assets represent demand deposits placed with banks with original maturities of more than three months but less than one year. For the time deposits in the non-current assets, the maturities are more than one year. Interest earned is recorded as interest income in the consolidated statements of comprehensive income/(loss) during the periods.

j    Short-term investments

Short-term investments include investments in financial instruments with principal at risk and a variable interest rate indexed to market trading price of China Securities 500 Index, the exchange rate of euro against dollar, or performance of underlying assets and investments, all of which are with original maturities of less than 12 months. Such investments are carried at their estimated fair value as of December 31, 2020 and 2021.

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

No allowance was considered necessary for the receivables as of December 31, 2020 and 2021.

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

Intangible assets

Intangible assets mainly comprise of software, copyrights and trademarks. Intangible assets are recorded at cost less accumulated amortization and impairment,if any, with no residual value. Amortization is computed using the straight-line method over the estimated useful lives of the intangible assets, generally ten years for trademarks and major accounting and ERP software, three years for other software, and three to ten years for copyrights.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities of 91waijiao.com and Kaola Reading when they were acquired by Dasheng Zhixing in January 2015 and by the Group in May 2021, respectively .

Goodwill is tested for impairment at the reporting unit level on an annual basis every December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. The Group first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount.

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

The Group as a whole, is determined to be one reporting unit for goodwill impairment testing. The Group assessed goodwill for impairment in accordance with ASC 2017-04, “Simplifying the Test for Goodwill impairment”, which removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment charge will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

Goodwill impairment for 2021 was RMB10,209. As the changes of regulations of the Chinese government and the material adverse impact of the Alleviating Burden Opinion, the Group evaluates the impairment for the goodwill by comparing reporting unit’s carrying value to and its fair value and written down the net book value of goodwill to zero.

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

For the year ended December 31, 2021, the Group recognized RMB21,967 impairment losses of intangible assets acquired considering the material adverse impact of the Alleviating Burden Opinion.

m    Business combination

Business combinations are recorded using the purchase method of accounting, and the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of the (i) the total of consideration paid, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the subsidiary acquired over (ii) the fair value of the identifiable net assets of the subsidiary acquired is recorded as goodwill. If the consideration of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income/(loss).

n    Revenue recognition

Revenues of the Group are mainly generated from providing online English language education services and sales of learning materials and textbook. Students purchase the services by subscribing to prepaid credit packages or prepaid membership packages directly from the Group or through authorized distribution agents. Tuition is generally paid in advance and is initially recorded as advances from students. Because the validity period of prepaid credit packages is up to 25 months, payment by customers could occur significantly before performance. However, the timing of the transfer of related services is at the discretion of the customers. Therefore, the Group does not recognize any financing component in the determination of revenue from the sale of prepaid credit packages.

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

2    Significant Accounting Policies (Continued)

Prepaid credit packages

Prepaid credit packages for one-on-one lessons typically contain 20 to 360 lesson credits with validity periods from 3 months to 25 months, and with a majority of prepaid credit packages requiring certain number of minimum monthly credit consumptions. Students can book lessons within the validity period, lesson credits are consumed when the lessons are taken or forfeited if the monthly minimum consumption is not met. All one-on-one lessons are taught by foreign teachers before the announcement of the Alleviating Burden Opinion.

After the announcement of the Alleviating Burden Opinion, prepaid credit packages for All-round Proficiency small group lessons typically range from approximately one week to twenty-four weeks. Each week, students will have two 25-minute live lessons taught by Chinese teachers and two AI lessons. The package subscription fees are paid in advance.

Revenue from prepaid credit packages is recognized when the lesson credits are consumed or forfeited based on the pre-determined schedule for each class.

Learning materials

Prior to the accnouncement of the Alleviating Burden Opinion, the Group selles prepaid credit packages that contain a combination of lesson credits and learning materials.Learning materials typically contain two hundred online audio picture books to the K-12 students or twenty-six recorded lessons to adult students. The students can download, read and watch the learning materials in the applications of the Group. Both lesson credits and learning materials in such packages are separate performance obligations, as customers can benefit from each lesson credit and learning materials on its own, and the Group’s promise to deliver each lesson and learning materials to the customer is separately identifiable from other promises in the contract. Package consideration is allocated to each performance obligation at contract inception based on standalone selling price of each performance obligation. For learning materials that have never been sold on a standalone basis, the Group estimates their standalone selling price by reference to the standalone selling price of same type of learning materials in the market. Revenues from learning materials are recognized when the learning materials are made available for students to access.

Textbook

The student, who has purchased the prepaid credit packages, can exchange the physical textbook with 3 one-on-one lessons of the K-12 prepaid credit packages. The revenue is recognized when the textbook is delivered.

Prepaid credits exchanged for third-party goods or services

To comply with the Alleviating Burden Opinion, the Group offeres the option to customers to exchange prepaid credits of K-12 one-on-one lessons for prepaid points on third-party platforms, which can be further redeemed for various physical goods or services provided by third-party platforms. The Group is not the principal for these physical goods or services andis not responsible for fulfilling the promise to provide the specified goods or lessons, the revenues from the point exchange are recognized on a net basis upon redemption of the exchanged third party platform prepaid points.

Contract Modifications

Conversion and exchange of prepaid lesson credits are modifications to the existing contracts. As the new contracts depend on the pricing of the existing contract and are not priced at their standalone selling prices, the remaining goods or services are distinct from the goods or services transferred before the modifications, the Group accounts for these modifications prospectively.

To comply with the Alleviating Burden Opinion, the Group has stopped selling prepaid credit packages taught by foreign teachers after July 2021, and offered the option to convert the remaining prepaid credits for one-on-one K-12 lessons to other alternative compliant services, such as one-on-one adult lessons taught by foeign teachers, or the new small class lessons taught by Chinese teachers under the 51 SuYang (51素养) brand on a 1:1 basis.

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

Revenue Disaggregation

The following table presents the Group’s revenues disaggregated by timing of transfer of services:

	For the year ended,	For the year ended,	For the year ended,
	December 31, 2019	December 31, 2020	December 31, 2021
	RMB	RMB	RMB
	Total	Total	Total
Revenues from prepaid credit packages	1,464,192	2,048,014	2,179,266
—credits for lessons taught by foreign teachers	1,360,188	1,861,465	2,012,436
—credits for All-round Proficiency small group lessons	—	—	33,693
—credits for learning materials	101,248	166,294	101,806
— physical textbook	2,756	20,255	20,886
—point exchange	—	—	10,445
Revenues from prepaid membership packages	14,301	6,081	2,203
Total revenues	1,478,493	2,054,095	2,181,469

The following table presents the Group’s revenues disaggregated by whether the Group is acting as a principal or agent in providing related goods or services:

	For the year ended,	For the year ended,	For the year ended,
	December 31, 2019	December 31, 2020	December 31, 2021
	RMB	RMB	RMB
	Total	Total	Total
Gross basis	1,478,493	2,054,095	2,171,024
Net basis	—	—	10,445
Total revenues	1,478,493	2,054,095	2,181,469

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

2    Significant Accounting Policies (Continued)

As of December 31, 2021, the balance of capitalized costs of obtaining contracts with customers was RMB12,587. For the year ended December 31, 2019, 2020 and 2021, the Group recognized amortization of RMB142,772, RMB182,134 and RMB216,653 respectively as “Sales and marketing expenses” in its consolidated statements of comprehensive income/(loss).

The Group recognizes an impairment loss in profit or loss to the extent that the carrying amount of a contract cost asset exceeds: a. the amount of consideration that the Group has received but not yet recognized as revenue, less b. the costs that relate directly to providing those goods or services and that have not been recognized as expenses. The recoverability of contract cost assets depends on whether the Group can continue to provide lessons delivered by overseas teachers, the refund level subsequent to December 31, 2021, and whether any related considerations would be forfeited. Prior to the implementation of the Alleviating Burden Opinion, the Group offered refunds of course fees subject to timing and other conditions in accordance with the Group’s refund policies. Due to the restrictions imposed by the Alleviating Burden Opinion and other relevant laws and regulations, the Group now offers refunds of non-compliant packages upon request and without additional conditions. The number of refund requests that the Group receives and the amount of refunds could be affected by a number of factors, many of which are beyond the Group’s control. Considering the uncertainties of above factors, the Group recognizes RMB123,835 impairment loss of contract cost assets as “Sales and marketing expenses” in its consolidated statements of comprehensive income/(loss) for the year ended December 31, 2021. No impairment of contract cost assets was recognized for the years ended December 31, 2019 and 2020.

Contract liability

Contract liability is related to the payments received by the Group in advance from customers representing the Group’s obligations to provide services or transfer learning materials to customers. The Group generally receives contract payments in advance and records the consideration as advances from customers. Given that the Group permits refund of fees corresponding to remaining undelivered services when customers withdraw contracts with the Group, contract liability does not include the amounts that may be refunded in the future if customers withdraw for any remaining undelivered lessons. Prior to the implementation of the Alleviating Burdon Opinion, refund liability was estimated based on the historical refund data and the length of remaining period customers are eligible for refund for each contract at the end of each reporting period. Due to the restrictions imposed by the Alleviating Burden Opinion and the uncertainties of implementation measures, refunds of non-compliant packages may not be limited by the contractual refund period and may be made if requested. The total balance of advance from customer for non-compliant packages at this risk as of December 31, 2021 is RMB1,564,742.

Refund liability as of December 31, 2021 represents the best estimate of management under the current regulatory regime, by taking into account of estimated conversion or exchange of the non-compliant package to alternative compliant lessons or product offerings, and continued willingness of students to take the remaining lessons contained in the non-compliant packages.

	As of
	December 31, 2019	December 31, 2020	December 31, 2021
	RMB	RMB	RMB
Contract liability	2,029,872	2,529,915	1,466,433
Future output VAT associated with contract liability	121,887	151,795	87,986
Refund liability	24,255	35,407	195,453
Deposits from students	10,577	3,929	1,471
Advances from students	2,186,591	2,721,046	1,751,343

The additions to the contract liability balance were primarily due to cash collections received in advance of gaining performance obligations, while the reductions to the contract liability balance were primarily due to the recognition of revenues upon fulfillment of performance obligations, as well as refund of fees corresponding to any remaining undelivered services when customers withdraw contracts with the Group within certain period after the purchase, all of which were in the ordinary course of business. RMB1,449,783 of revenues recognized in year ended December 31, 2021 was included in the contract liability balance as of January 1, 2021. No revenue was recognized in the year ended December 31, 2021 from performance obligations satisfied (or partially satisfied) in previous periods.

As of December 31, 2021, the aggregate amount of transaction price allocated to unsatisfied performance obligations is RMB1,466,433. These revenues will be recognized at the discretion of customers.

2    Significant Accounting Policies (Continued)

o    Cost of revenues

Cost of revenues primarily includes service expenses involved in the delivery of paid courses and payment processing fees paid to payment channels for processing the payments from students, as these components are necessary to obtain the net revenues. These costs are expensed as incurred except for payment processing fees associated with advances from students, which are recognized in the period in which the related revenues are recognized. In 2021, considering the uncertainties as to whether the Group can continue to provide prepaid credit packages delivered by overseas teacher, RMB3,233 of the payment processing fees derived from obtaining prepaid credit packages serviced by forgien teachers, have been impaired and recorded in the Group’s consolidated statements of comprehensive income/(loss). The indirect cost of server, bandwidth and printing of textbooks is expensed as incurred. The cost of license is computed using the straight-line method over the contract term of copyrights, generally five years for Highlights. The license of Highlights is used for the online audio picture books in the learning materials.

p    Product development expenses

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

q    Sales and marketing expenses

Sales and marketing expenses consist primarily of marketing and promotional expenses, salaries and benefits expenses related to the Group’s sales and marketing personnel and office rental, depreciation and other expenses related to the Group’s sales and marketing team. The Group capitalizes incremental cost to obtain contracts with customers, including sales commissions to sales personnel and distribution agents, as well as certain cash incentive for customer. Amortization of related contract cost assets is recognized as sales and marketing expenses. Advertising expenses consist primarily of costs for the promotion of corporate image and product marketing. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended December 31, 2019, 2020 and 2021, the advertising expenses were RMB281,076, RMB372,291and RMB255,814, respectively.

r    Restructuring cost

Considering the adverse impact of the Opinion to the Group’s business, the Group implemented the retrenchment program from June 2021 to December 2021. For the year ended December 31, 2021, RMB85,877 restructuring cost was recognized as general and administrative expenses, mainly arising from layoff expense.

s    Operating leases

The Group adopted the new accounting standard update on leases from January 1, 2019. The Group has operating leases primarily for office space. The determination of whether an arrangement is a lease or contains a lease is made at inception by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all of the economic benefits from and has the ability to direct the use of the asset. Operating lease liabilities are recognized based on the present value of the remaining lease payments, discounted using the discount rate for the lease at the commencement date. As the rate implicit in the lease is not readily determinable for the Group’s operating leases, the Group generally uses an incremental borrowing rate based on information available at the commencement date to determine the present value of future lease payments. Operating right of use assets are generally recognized based on the amount of the initial measurement of the lease liability. The Group’s leases have remaining lease terms of up to five years. Lease expense is recognized on a straight-line basis over the lease term. Operating leases are included in operating lease right of use assets, short-term lease liabilities and long-term liabilities on the Group’s consolidated balance sheets. The Group has no significant financial leases for any of the periods presented.

2    Significant Accounting Policies (Continued)

When a lease is terminated in its entirety, there should be no remaining lease liability or right-of-use asset. Any difference between the carrying amounts of the right-of-use asset and the lease liability should be recorded in consolidated statements of comprehensive income/(loss) as a gain or loss; if a termination penalty is paid, that amount should be included in the gain or loss on termination.

The Group elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

Rental expenses incurred were RMB42,468, RMB46,948 and RMB52,126 for the years ended December 31, 2019, 2020 and 2021, respectively.

t    Share-based compensation

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

Share-based compensation expenses were allocated to operating expenses as follows:

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Sales and marketing expenses	(2,951)	(8,835)	(6,186)	(971)
Product development expenses	(3,472)	(4,477)	(4,434)	(696)
General and administrative expenses	(10,309)	(13,422)	(16,430)	(2,578)
Total	(16,732)	(26,734)	(27,050)	(4,245)

u    Employee benefits

PRC Contribution Plan

As part of Chinese government's effort to ease the burden of businesses affected by the coronavirus (COVID-19) outbreak, the Ministry of Human Resources and Social Security, the Ministry of Finance and the State Taxation Administration temporarily reduced and exempted employer obligation on social security contributions from February 2020 till the end of 2020. The impact of coronavirus policies on cost of revenues was RMB1,250, sales and marketing expenses was RMB21,127, product development expenses was RMB5,976 and general and administrative expenses was RMB4,773 for the year ended December 31, 2020. The exempted and reduced employor obligation on social security contribution did not have any impact on the Group’s consolidated financial statements for the year ended December 31, 2021

2    Significant Accounting Policies (Continued)

As part of Chinese government’s effort to ease the burden of businesses affected by the coronavirus (COVID-19) outbreak, the Ministry of Human Resources and Social Security, the Ministry of Finance and the State Taxation Administration temporarily reduced and exempted employer obligation on social security contributions from February 2020 till the end of 2020. The impact of coronavirus policies on cost of revenues was RMB1,250, sales and marketing expenses was RMB21,127, product development expenses was RMB5,976 and general and administrative expenses was RMB4,773 for the year ended December 31, 2020. The exempted and reduced employor obligation on social security contribution did not have any impact on the Group’s consolidated financial statements for the year ended December 31, 2021.

Philippine Contribution Plan and Employee Benefit Plan

The Company’s subsidiary and the VIE in the Philippines participate in government mandated, multiemployer, defined contribution plans, including Social Security System (‘‘SSS Benefits’’), Home Development Mutual Fund (‘‘Pag-IBIG Fund’’) and Philippine Health Insurance Corporation (‘‘Phil-Health’’). Pursuance to these plans certain retirement, medical and housing benefits are provided to full-time employees. Obligations for contributions to these defined contribution plans are recognized as expenses in the consolidated statements of comprehensive income/(loss) as incurred. The total amounts for such employee benefits were RMB3,281, RMB3,650 and RMB2,969 for the years ended December 31, 2019, 2020 and 2021, respectively.

In addition, the Company’s subsidiaries and the VIE in the Philippines also participate in a defined benefits plan, which was unfunded as of December 31, 2021. The liability recognized in the consolidated balance sheets in respect of defined benefit plan is the present value of the defined benefit obligation at the end of the reporting period. Changes in the present value of the defined benefit obligation are included in operating expenses in the consolidated statements of comprehensive income/(loss). The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The total liabilities for such employee benefits were RMB2,508 and RMB1,516 as of December 31, 2020 and 2021, respectively.

v    Other Income

As part of Chinese government’s effort to ease the burden of businesses affected by the coronavirus (COVID-19) outbreak, the State Taxation Administration exempted a wide range of consumer services from value added tax (VAT) from January 2020 to March 2021. The income obtained by taxpayers from providing essential services shall be exempt from VAT. The favorable impact of coronavirus relief policies was RMB32,342 and RMB10,735 for the year ended December 31, 2020 and 2021.

On September 30, 2019, Ministry of Finance and the State Taxation Administration announced that from October 1, 2019 to December 31, 2021, the taxpayers engaging in the provision of essential services are allowed to deduct an extra 15% of the deductible input tax for the current period from the payable tax. The impact of the policy of additional value-added tax credit for the income generated by the essential services provided by enterprises were RMB11,072 and RMB12,488 for the years ended December 31, 2020 and 2021.

w    Taxation

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

2    Significant Accounting Policies (Continued)

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statement of comprehensive income/(loss). The Group did not have any significant unrecognized benefits relating to uncertain tax positions as of and for the years ended December 31, 2019, 2020 and 2021.

x    Related parties

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

y    Income/(loss) per share

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

z    Comprehensive income / (loss)

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

aa    Treasury stock

In September 2019, the Company announced a US$2.0 million share repurchase program and repurchased an aggregate of 120,448 ADSs for US$852 in the open market, at an average price of US$7.08 per ADS.

In January 2020, the Company repurchased an aggregate of 100 ADSs for US$1 in the open market under this program, at an average price of US$9.50 per ADS. As of July 31, 2020, all repurchased shares were used as share-based awards granted to employees, the Group wrote off the treasury stock and accounted for additional paid-in capital. From October 2020 to December 2020, the Company repurchased an aggregate of 139,500 ADSs for US$3,496 in the open market under this program, at an average price of US$25.06 per ADS.

In 2021, the Company repurchased an aggregate of 121,030 ADSs for US$3,142 in the open market under this program, at an average price of US$25.96 per ADS. The repurchased shares were accounted for under the cost method and presented as “treasury stock” in equity on the Group’s consolidated balance sheets.

2    Significant Accounting Policies (Continued)

ab    Segment reporting

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s CEO, who is the chief operating decision maker in deciding how to allocate resources and assess performance.

The Group’s internal organizational structure as well as information about geographical areas and business segments is more fully described in Note 17.

ac    Statutory reserves

In accordance with China’s Company Laws, the consolidated VIEs in PRC must make appropriations from their after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (‘‘PRC GAAP’’)) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

Pursuant to the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiary that is a foreign investment enterprise in China have to make appropriations from its after-tax profit (as determined under PRC GAAP) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective companies’ discretion. As of December 31, 2021, no appropriations to statutory reserves, enterprise expansion fund and staff welfare and bonus fund have been made by the Group.

ad    Government subsidy

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

The amounts collected from customers and excluded from revenue were RMB108,725 and RMB32,197 for the years ended December 31, 2020 and 2021 respectively, offset by input VAT of RMB76,383 and RMB21,462 for the years ended December 31, 2020 and 2021 respectively. The net amount of RMB32,342 and RMB10,735 as of December 31, 2020 and 2021 were recognized as a government subsidy in other income in the consolidated statements of comprehensive income/(loss).

As part of Chinese government’s effort to ease the burden of businesses affected by the coronavirus (COVID-19), the Ministry of Human Resources and Social Security, the Ministry of Finance and the State Taxation Administration temporarily reduced and exempted employer obligation on social security contributions from February 2020 to December 2020. The impact of coronavirus policies on employee benefit expenses was RMB33,126 for the year ended December 31, 2020, reducing the personnel expenses in the cost of revenue, sales and marketing expenses, product development expenses and general and administrative expenses.

2    Significant Accounting Policies (Continued)

ae    Recently issued accounting pronouncements

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The Group does not expect the adoption to have a material impact on its consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers The new amendments are effective for us are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Group does not expect the adoption to have a material impact on its consolidated financial statements.

3    Risks and Concentration

a    Compliance risk

Historically, the Group provided online English tutoring services taught mainly by independently contracted foreign teachers located overseas to K-12 students in the PRC, which have been prohibited by the Alleviating Burden Opinion. Revenues from such services represented 88.6%, 93.6%, and 93.9% of the Group’s net revenues for the years ended December 31, 2019, 2020, and 2021 respectively. Since July 2021, the Group have stopped selling online tutoring services taught by foreign teachers to students in mainland China, to comply with the Alleviating Burden Opinion. The Group have been making effort to reduce advances related to such services by providing refunds, exchanges, or replacing such services with alternative compliant services. Further, pursuant to the Alleviating Burden Opinion and other relevant laws and regulations, the Group have ceased providing and will not provide any online tutoring services taught by foreign teachers for K-12 in mainland China during national holidays, weekends and school breaks, and have set up escrow bank accounts for pre-payment tuition fees under the requirements of relevant government authorities. For K-12 students who purchased the Group’s online English tutoring services taught by foreign teachers before the release of Alleviating Burden Opinion, the Group continued to provide such services and generated RMB712,536 net revenue during the period from July 24, 2021 to December 31, 2021. Due to the complexity and substantial uncertainty of the regulatory environment, the Group cannot assure that the Group’s operations, including the continuous delivery of the online tutoring services taught by foreign teachers located overseas to K-12 students in the mainland of China sold before the issuance of the Opinion, in the year 2021 and the subsequent period, would be in full compliance with applicable laws, regulations and policies, including the Alleviating Burden Opinion and other relevant laws and regulations, in a timely manner, or at all. The Group may become subject to fines or other penalties, be required to terminate certain operations, or refund of tuition fees, in which case the Group’s business, financial condition and results of operations could be materially and adversely affected further.

b    Credit risk

Financial instruments that potentially subject the Group to concentration of credit risk consist primarily of cash and cash equivalents and time deposits, short-term investments and restricted cash. The Group limits its exposure to credit loss by depositing its cash and cash equivalents and time deposits with financial institutions in the PRC, Hong Kong, Philippines and the United States, which are among the largest and most reputable banks with high ratings from internationally-recognized rating agencies, which management believes are of high credit quality. The Group periodically reviews these institutions’ reputations, track records and reported reserves.

As of December 31, 2020 and 2021, the Group had RMB76,941 and RMB27,763 in cash and cash equivalents with a large bank in Hong Kong, respectively. Hong Kong has an official Deposit Protection Scheme (DPS), similar to the Federal Deposit Insurance Corporation (FDIC) in the United States. Deposits in the licensed banks are protected by DPS, up to a limit of HKD500. In addition, the Group believes that the risk of failure of the Hong Kong bank is remote.

3    Risks and Concentration (Continued)

As of December 31, 2020 and 2021, the Group had RMB165,936 and RMB54,143 in cash and cash equivalents, RMB846,408 and RMB149,305 time deposits with large domestic banks in China, respectively. In May 2015, a new Deposit Insurance System (DIS) managed by the People’s Bank of China (‘‘PBOC’’) was implemented by the Chinese government. Deposits in the licensed banks are protected by DIS, up to a limit of RMB500. In addition, the Group believes that the risk of failure of the banks in China is remote.

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

c    Major customers and supplying channels

There were no customers whose revenues individually represent greater than 10% of the total revenues of the Group for the years ended December 31, 2019, 2020 and 2021.

Also there were no distribution channels that individually represent greater than 10% of the total revenues of the Group for the years ended December 31, 2019, 2020 and 2021.

d    Concentration of foreign currency risks

For the years ended December 31, 2019, 2020 and 2021, the majority of the Group’s revenues derived were in RMB. As of December 31, 2020 and 2021, the Group’s cash and cash equivalents, time deposits and short-term investments balances denominated in RMB were RMB1,352,909 and RMB690,020, accounting for 78.3% and 69.5% of the Group’s total cash and cash equivalents, time deposits and short-term investments balance. As of December 31, 2020 and 2021, the Group’s liabilities balances denominated in RMB were RMB3,003,951 and RMB1,856,062, accounting for 97.6% and 96.9% of its total liabilities balance, respectively.

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

e    Foreign currency exchange rate risks

All of the Group’s revenues from China are denominated in Renminbi, and the Group’s revenue from overseas are denominated in U.S. dollars. A significant portion of the costs are incurred in U.S. dollars and Philippine Pesos, including service fee payments to nearly all of the teachers. The Philippines continues to experience inflation, currency declines and shortages of foreign exchange. The value of RMB against the U.S. dollar may fluctuate significantly and unpredictably. The fluctuations of the RMB against the US$ was approximately 1.4% appreciation, 6.5% depreciation and 2.3% depreciation in 2019, 2020 and 2021, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future. The Group is exposed to the risk of cost increases due to inflation in the Philippines and the depreciation of Renminbi. As the Group currently engages a third-party vendor to handle the payment of the service fees of the independently contracted teachers in the Philippines, and the Group settles the balance with them in U.S.dollars, the Group is also exposed to the risk of an increase in the value of the U.S.dollar relative to Renminbi. The Group does not currently engage in any transactions as a hedge against risk of loss due to foreign currency fluctuations.

4    Significant acquisitions

Acquisition of Kaola Reading

In April 2021, the Group entered into an agreement with the shareholders’ of Beijing Xiangyue Education Technology Co., Ltd. or Beijing Xiangyue. The Group settled the acquisition by issuing a total of 3,225,647 class A ordinary shares in 2021, in exchange for, 100% control and economic interest of Beijing Xiangyue along with consolidated VIEs, Tianjin Xiangyue and Beijing Kaola.

The Group determined the acquisition date was May 20, 2021, and the consideration settled for the acquisition is RMB20,572.

By acquiring Kaola Reading, the Company expected to utilize the software and course content to enhance the Group’s service offerings the learning experience for K-12 students in China. And Kaola Reading’s sales channels to public schools in China are expected to help improve the Group’s K-12 market share. The Group identified software and course content intangible assets, and recorded a goodwill. However, shortly after the acquisition, the implementation of the Alleviating Burden Opinion materialy adversely affected the Group’s business, and the entire purchase price of RMB17,687, net of RMB4,694 cash and cash equivalents and RMB1,809 advances from students, which are mainly intangible and goodwill, together with other K-12 related intangible assets and goodwill acquired in prior years, have been fully impaired as of December 31, 2021.

5    Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Prepaid taxes	25,600	25,136
Costs to obtain contracts with customers	199,873	12,587
Prepaid rental and other deposits	14,514	10,086
Prepaid advertising expenses	19,977	3,447
Prepaid professional service fees	3,738	2,600
Advances to employees	1,723	1,076
Prepaid Directors & Officers insurance	852	814
Interest receivables	10,231	331
Prepaid fees to third-party payment channels	8,980	—
Others	16,569	15,478
Total	302,057	71,555

6    Property and equipment, net

Property and equipment consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Computers and equipment	70,923	41,783
Leasehold improvement	50,363	35,300
Furniture and fixtures	11,753	3,283
Vehicle	228	228
Total	133,267	80,594
Less: Accumulated depreciation	(112,092)	(63,577)
Property and equipment, net	21,175	17,017

For the years ended December 31, 2019, 2020 and 2021, depreciation expenses amounted to RMB22,698, RMB15,127 and RMB19,043, respectively. For the year ended December 31, 2019, the Group recorded RMB27 of income of disposal of property and equipment. For the years ended December 31 2020 and 2021, the Group recorded RMB367 and RMB11,081 of loss of disposal of property and equipment.

7    Intangible assets, net

The following table summarizes the Group’s intangible assets, net:

	As of December 31,
	2020	2021
	RMB	RMB
Trademark	2,900	2,900
Computer software	24,956	40,639
Copyright for teaching materials	7,946	12,864
Total	35,802	56,403
Less: Accumulated amortization	(15,500)	(23,225)
Less: impairment provision	—	(21,967)
Intangible assets, net	20,302	11,211

For the years ended December 31, 2019, 2020 and 2021, amortization expenses amounted to RMB3,927, RMB3,817 and RMB8,336 respectively. For the years ended December 31, 2019, 2020 and 2021, intangibles impairment amounted to nil, nil and RMB21,967 respectively.

As of December 31, 2021, amortization expense of intangible assets for future years is expected to be as follows:

Amortization
Expense
RMB
2022	2,661
2023	2,374
2024	1,696
2025	1,061
2026 and thereafter	3,419
11,211

8   Operating Leases

Leases are classified as operating leases or finance leases in accordance with ASC842. The Group has operating leases for office space that the Group utilizes under lease arrangements. For leases with terms greater than 12 months, the Group records the related assets and lease liability at the present value of lease payments over the terms. Certain leases include rental escalation clauses, renewal options and/or termination options, which are factored into the Group’s determination of lease payments when appropriate. As of the December 31, 2020 and 2021, the Group has no significant finance lease.

The components of lease expense for the years ended December 31, 2019, 2020 and 2021 were as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2019	December 31, 2020	December 31, 2021
	RMB	RMB	RMB
Operating lease cost	40,926	46,092	51,081
Lease cost for leases with terms less than one year	1,542	856	1,045
Total lease cost	42,468	46,948	52,126

For the year ended December 31, 2019, 2020 and 2021, there is no variable lease cost and sublease income recognized in the consolidated financial statements of the Group.

8   Operating Leases (Continued)

Maturities of lease liabilities were as follows:

As of December 31,
2021
RMB
2022	19,801
2023	11,535
2024	6,770
2025	2,999
2026 and thereafter	—
Total undiscounted lease payments	41,105
Less: imputed interest	(2,365)
Total lease liabilities	38,740

The following table provides a summary of the Group’s lease terms and discount rates as of December 31, 2020 and 2021:

	As of December 31,	As of December 31,
	2020	2021
Weighted average remaining lease term(years)	2.77	2.52

Weighted average discount rate(percentage)	4.88%	4.93%

Supplemental information related to the Group’s operating leases for the year ended December 31, 2019, 2020 and 2021 are as follows:

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2019	2020	2021
Cash paid for operating leases	40,840	43,190	46,008
Right-of-use assets obtained in exchange for operating lease liabilities	38,407	81,663	38,744

9   Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Salaries, welfare and outsourcing fee payable	117,505	40,523
Accrued advertising and other expenses	68,719	22,922
Accrued professional service fees	12,566	10,117
Security deposits from agents	9,408	6,738
Advance from agents	7,041	2,264
Accrued rental and property management fees	2,197	4,307
Accrued intangible assets	8,866	765
Accrued staff reimbursements	7,049	2,620
Others	3,750	5,949
Total	237,101	96,205

10   Taxation

a   PRC Value Added Tax

The Group’s subsidiaries and the VIEs incorporated in China are subject to 6% VAT for revenues from providing online English language education services, 9% VAT for revenues from providing online learning materials(10% VAT before April, 2019) and 13% VAT for revenues from selling textbooks and other physical goods. To record VAT payable, the Group adopted the net presentation method, which presents the difference between the output VAT (at a rate of 6%, 9%, 10% and 13%) and the available input VAT amount (at the rate applicable to the supplier). Output VAT is an amount collected from customers on behalf of government, and is not included in the transaction price with customers.

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

Philippines

Entities incorporated in Philippines are subject to enterprise income tax in the Philippines at a rate of 25%. As of December 31, 2020 and 2021, the Company’s subsidiaries and the VIE in Philippines had an accumulated profit. Philippines Co II has been registered with the Philippine Economic Zone Authority, or PEZA , as an Eco zone IT Enterprise since December 19, 2014. As such, it is entitled to an income tax holiday, or 100% exemption from corporate income tax, for four years from its PEZA registration, the tax and duty free importation of raw materials, capital equipment, machineries and spare parts, VAT zero-rating for local purchases of goods and services, and exemption from payment of local government imposts, fees, licenses, and taxes, and exemption from expanded withholding tax under Philippines tax law. Philippine Co II has two registered activities with PEZA: one with income tax holiday extended to March 2020, the other one with income tax holiday until October 2022.

Payments of dividends by Philippines Co I, Philippines Co II and Philippines Co III are subject to withholding tax in the Philippines at the rate of 25%. As of December 31, 2019, 2020 and 2021, the Group did not record any withholding tax on the retained earnings of its subsidiaries and the consolidated VIE in the Philippines, as the impact was immaterial as of December 31, 2019, 2020 and 2021.

In addition to the 25% corporate income tax, Philippines Co I and Philippines Co III are also subject to 12% of Value Added Tax on all income generated within the Philippines.

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

The consolidated VIEs are controlled by the Company through various contractual agreements. To the extent that Dasheng Zhixing, Dasheng HAWO, Dasheng Zhiyun, Tianjin Xiangyue,Beijing Kaolaand their subsidiaries have undistributed earnings; the Company will accrue appropriate expected tax associated with repatriation of such undistributed earnings.

As of December 31, 2019, 2020 and 2021, the Company did not record any withholding tax on the retained earnings of its subsidiary and the consolidated VIEs in the PRC as they were still in accumulated deficit positions.

	For the year ended December 31,
	2019			2020			2021
	Overseas	PRC		Overseas	PRC		Overseas	PRC
	entities	entities	Total	entities	entities	Total	entities	entities	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Income/(loss) before income tax expenses	61,124	(160,476)	(99,352)	25,645	117,216	142,861	15,946	58,489	74,435
Current income tax expenses	5,221	—	5,221	5,802	28	5,830	4,151	210	4,361
Deferred income tax expenses/(benefits)	(132)	(21)	(153)	(247)	(9,684)	(9,931)	345	(50,845)	(50,500)
Income tax expenses/(benefits)	5,089	(21)	5,068	5,555	(9,656)	(4,101)	4,496	(50,635)	(46,139)

The combined effects of the income tax exemption and reduction available to the Group are as follows (in thousands, except per share data):

	Year Ended December 31,
	2019	2020	2021
Tax holiday effect	622	(13,163)	(10,408)
Basic and diluted loss per share effect	0.00	(0.04)	(0.03)

10   Taxation (Continued)

Reconciliation of the differences between statutory tax rate and the effective tax rate:

Reconciliation of the differences between the PRC statutory tax rate of 25% and the Group’s effective tax rate is as follows:

	As of December 31,
	2019	2020	2021
PRC statutory tax rate	25.00%	25.00%	25.00%
Effect on tax rates in different tax jurisdiction	0.08%	(0.44)%	(0.26)%
Effect on tax holiday	0.99%	9.21%	13.98%
Changes in valuation allowance	(16.91)%	(38.91)%	6.01%
Permanent book-tax differences—non-deductible expenses	(14.26)%	2.27%	(106.72)%
Effective tax rate	(5.10)%	(2.87)%	(61.99)%

c.    Deferred Tax Assets and Liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. Significant components of the Group’s deferred tax assets are as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Deferred tax assets
Tax loss carryforwards	175,198	210,217
Accruals and other liabilities	6,414	1,234
Advertising expenses carryforwards	83,290	54,477
Share-based compensation	2,856	3,461
Intra-company intangible assets transfer	11,946	10,741
Defined benefits liabilities	584	239
Intangible assets impairment	—	4,173
Total deferred tax assets	280,288	284,542
Less: Deferred tax liabilities - deferred sales commissions	(49,968)	(3,147)
Less: Valuation allowance	(220,052)	(224,527)
Total deferred tax assets, net	10,268	56,868

RMB 6,742, RMB220,631, RMB44,279, RMB89,803 and RMB 196,524 of the tax loss carryforwards will expire in the years ended December 31, 2022, 2023, 2024, 2025 and 2026, respectively.

As of December 31, 2020, based on available evidence, both positive and negative, the Group believes it is more-likely-than-not that the deferred tax assets resulted from tax loss carryforwards for Beijing Zhixing, one of the consolidated VIEs, will be fully realizable. Beijing Zhixing has maintained a gain position since the third quarter of 2019 and the Group’s forecast for the future represents an increasing trend. The Group believes the Beijing Zhixing’s valuation allowance of deferred tax assets resulted from tax loss carryforwards would be reversed considering historical taxable income, projected future taxable income, and the expected timing of the reversals of existing taxable temporary differences. As of December 31, 2021, the Group still believes it is more-likely-than-not that the deferred tax assets resulted from tax loss carryforwards for Beijing Zhixing will be fully realizable.

As of December 31, 2021, based on available evidence, both positive and negative, the Group believes it is more-likely-than-not that the deferred tax assets resulted from advertising expenses carryforwards for Beijing Zhixing will be fully realizable. Before 2021, Beijing Zhixing used to incur more advertising expenses than the deduction limit and provided full valuation allowance for DTA resulted from advertising expenses carryforwards. During 2021, with the implementation of Alleviating Burden Opinions and related regulations, more restrictions were imposed on advertising and advertising expenses decreased significantly. With advertising expenses carryforwards brought from prior years utilized in 2021 and to be utilized in upcoming years, the Group reversed Beijing Zhixing’s valuation allowance of deferred tax assets resulted from advertising expenses carryforwards.

The Group’s judgment regarding future profitability may change due to many factors, including future market conditions and the ability to successfully execute the Group’s business plans and/or tax planning strategies. Should there be a change in the ability to recover deferred tax assets, the Group’s income tax provision would increase or decrease in the period in which the assessment is changed.

10   Taxation (Continued)

Movement of Valuation Allowance

The following table shows the movement of valuation allowance for the periods presented:

	For the year ended December 31,
	2020	2021
	RMB	RMB
Balance at beginning of the year	(275,633)	(220,052)
Provision	(50,258)	(47,367)
Current period reversal	105,839	42,892
Balance at end of the year	(220,052)	(224,527)

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

As of December 31, 2020 and 2021, 1,500,000,000 ordinary shares have been authorized, including (i) 1,000,000,000 Class A ordinary shares of a par value of US$0.0001 each, (ii) 350,000,000 Class B ordinary shares of a par value of US$0.0001 each and (iii) 150,000,000 shares of a par value of US$0.0001 each of such class or classes however designated by the Board of Directors.

As of December 31, 2020, 325,733,064 ordinary shares have been issued, of which 196,045,898 were Class A ordinary shares and 129,687,166 were Class B ordinary shares. 323,640,564 ordinary shares are outstanding, of which 193,953,398 were Class A ordinary shares and 129,687,166 were Class B ordinary shares.

As of December 31, 2021, 337,489,751 ordinary shares have been issued, of which 233,882,749 were Class A ordinary shares and 103,607,002 were Class B ordinary shares. 333,581,801 ordinary shares are outstanding, of which 229,974,799 were Class A ordinary shares and 103,607,002 were Class B ordinary shares.

12    Share-based Compensation

The Company adopted 2013 Employee Stock Option Plan (the “2013 Plan”), 2014 Employee Stock Option Plan (the “2014 Plan”, collectively the “Pre-IPO Plans”). In May 2016, the Company adopted the 2016 Share Incentive Plan (“2016 Plan”). The Pre-IPO Plans and 2016 Plan allow the plan administrator to grant stock options, share appreciation rights, dividend equivalent right, restricted share units and restricted shares to employees, directors and consultants of the Company and its affiliates, up to a maximum of 36,229,922 and 4,600,000 Class A ordinary shares, respectively, plus an annual increase of 1.5% of the total outstanding share capital as of December 31 of the immediately preceding calendar year on the first day of each fiscal year, beginning in 2017, or such lesser number of Class A ordinary shares as determined by the board of directors of the Company. If an award under the Pre-IPO Plans terminates, expires or lapses, or is cancelled for any reason, ordinary shares subject to the award become available for the grant of a new award under the 2016 Plan. As of December 31, 2021, after consideration of adjustments for the annual increase and other changes, a total of 24,103,195 Class A ordinary shares are available under the plans.

12    Share-based Compensation (Continued)

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

For the years ended December 31, 2019, 2020 and 2021, total share-based compensation expenses recognized were RMB16,732, RMB26,734 and RMB27,050, respectively. As of December 31, 2021, the unrecognized compensation cost was RMB10,220. These amounts are expected to be recognized over a weighted average period of 1.71 years.

Stock options

The Group uses the Binomial option pricing model to estimate the fair value of stock options. The assumptions used to value the Company’s option grants were as follows:

For the year ended December 31,
	2019	2020	2021
Stock options:
Contractual term (in years)	9.92-10.00	10.00-10.00	10.00-10.00
Expected volatility	48.1%-51.0%	51.0%-58.0%	57.7%-59.4%
Exercise multiple	2.2-2.8	2.2-2.8	2.2-2.8
Expected dividend yield	—	—	—
Risk-free interest rate (per annum)	1.68%-2.69%	0.66%-1.92%	1.45%-1.87%
Expected forfeiture rate (post-vesting)	—	—	—

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

12    Share-based Compensation (Continued)

The following table sets forth the summary of option activities under the Company’s 2013 Plan and 2014 Plan:

			Weighted
		Weighted	Average
		Average	Remaining			Weighted Average
	Options	Exercise	Contractual	Aggregate Intrinsic		Grant Date Fair
	Outstanding	Price	Life	Value		Value
		US$	(In years)	US$	RMB	US$	RMB
December 31, 2019	23,354,505	0.2194	6.14	10,165	70,769	0.4934	3.4351
Granted	2,149,975	0.6756	—	—	—	1.0778	7.0326
Exercised	(5,103,015)	0.2887	—	—	—	0.6098	3.9786
Expired	—	—	—	—	—	—	—
Forfeited or cancelled	(1,051,660)	0.5973	—	—	—	0.5776	3.7688
December 31, 2020	19,349,805	0.2313	5.40	30,495	198,983	0.5231	3.4132
Granted	1,280,000	0.4410	—	—	—	0.6204	3.9536
Exercised	(4,287,360)	0.1846	—	—	—	0.6536	4.1651
Expired	—	—	—	—	—	—	—
Forfeited or cancelled	(5,094,290)	0.4941	—	—	—	0.6746	4.2990
December 31, 2021	11,248,155	0.1540	3.77	(824)	(5,254)	0.4158	2.6498
Vested and expected to vest as of December 31, 2021	11,075,184	0.1511	3.72	(780)	(4,971)	0.4153	2.6463
Exercisable as of December 31, 2021	10,204,435	0.1312	3.34	(515)	(3,284)	0.4057	2.5855

The aggregate intrinsic value is calculated as the difference between the estimated fair value of the underlying stock at each reporting date and the exercise price of the underlying awards.

RSUs

The following table sets forth the summary of the restricted share units’ activities in 2020 and 2021:

	Number of	Weighted Average
	RSUs	Grant Date Fair Value
		US$	RMB
December 31, 2019	8,237,640	0.66	4.59
Granted	3,110,895	1.17	7.63
Vested	(3,673,275)	0.70	4.59
Forfeited	(245,236)	0.55	3.58
December 31, 2020	7,430,024	0.86	5.59
Granted	4,336,815	1.04	6.63
Vested	(4,243,680)	0.95	6.06
Forfeited	(4,643,094)	0.94	5.99
December 31, 2021	2,880,065	0.86	5.47

13   Net income/(loss) per share

Basic net income/(loss) per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted earnings per share (‘‘EPS’’) is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the treasury stock method. For the year ended December 31, 2019, stock options to purchase ordinary shares and restricted share units that were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company were 27,421,502 on a weighted average basis. For the years ended December 31, 2020 and 2021, as the Company is in a net profit position, stock options to purchase ordinary shares and restricted share units, unless they were anti-diluted, were included in the calculation of diluted net income per share of the Company. For the years ended December 31, 2020 and 2021, stock options to purchase ordinary shares and restricted share units that were anti-dilutive and excluded from the calculation of diluted net income per share of the Company were 134,722 and 15,360,581 respectively, on a weighted average basis.

13   Net income/(loss) per share (Continued)

The following table sets forth the computation of basic and diluted net loss per share for the periods indicate:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Numerator:
Net income/(loss)	(104,420)	146,962	120,574
Denominator:
Weighted average ordinary shares outstanding
—basic	308,364,918	319,553,690	328,484,502
—diluted	308,364,918	341,503,118	339,937,677
Basic net income/(loss) per share attributable to ordinary shareholders	(0.34)	0.46	0.37
Diluted net income/(loss) per share attributable to ordinary shareholders	(0.34)	0.43	0.35
Basic net income/(loss) per ADS attributable to ordinary shareholders	(5.08)	6.90	5.51
Diluted net income/(loss) per ADS attributable to ordinary shareholders	(5.08)	6.46	5.32

14   Fair value measurement

Assets measured at fair value on a recurring basis

The following table sets forth financial instruments, measured at fair value on a recurring basis, by level within the fair value hierarchy, as of December 31, 2021:

	Fair value measurements at reporting date using
		Quoted Prices
		in Active	Significant
		Markets	Other	Significant
	As of	for Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
Items	2021	(Level 1)	(Level 2)	(Level 3)
Short-term investments	577,970	—	577,970	—

The following table sets forth financial instruments, measured at fair value by level within the fair value hierarchy, as of December 31, 2020:

	Fair value measurements at reporting date using
		Quoted Prices
		in Active	Significant
		Markets	Other	Significant
	As of	for Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
Items	2020	(Level 1)	(Level 2)	(Level 3)
Short-term investments	509,636	—	509,636	—

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

14   Fair value measurement (Continued)

Financial instruments that are not measured at fair value, but fair value disclosure is required

Financial assets and liabilities not measured at fair value, but fair value disclosure is required mainly include cash equivalents, time deposits.

Cash equivalents’ fair values approximate their carrying values given their short maturities. Time deposits are measured at amortized cost. The carrying amount of time deposits as of December 31, 2020 and 2021, approximate their fair value due to the fact that the related interest rates approximate the interest rates currently offered by financial institutions for similar instruments of comparable maturities.

15   Commitments and contingencies

a     Commitments

Future minimum lease payments for operating lease liabilities as of December 31, 2021 are disclosed in Note 8.

As of December 31, 2021, the Group’s future minimum commitments under non-cancelable agreements were as follows:

		Less than One	Over One
	Total	Year	Year
	RMB	RMB	RMB
Purchase commitments	957	912	45
Capital commitments	834	586	248
Total	1,791	1,498	293

Purchase commitments mainly include commitments for enterprise routine operations.

Capital commitments mainly include commitments for budget management system and the payments on leasehold improvements.

b     Contingencies

The Group assesses, in conjunction with its legal counsel, the need to record a liability for litigation and contingencies. With respect to the cases described above, the Group evaluates the associated developments on a regular basis and accrues a liability as management believes a loss is probable and the amount can be reasonably estimated.

As of December 31, 2021, management evaluates the claims, lawsuits, investigations and proceedings, including un-asserted claims that are probable to be assessed, that have in the recent past had, or to the Group’s knowledge, are reasonably possible to have, a material impact on the Group’s financial position results of operations as follows:

As of December 31,
2021
RMB
Labor arbitration with employees	833
Legal cases of dispute with students	498
Legal cases of dispute with agents	456
Other legal cases	5
1,792

16   Profit appropriation and restricted net assets

PRC laws and regulations permit payments of dividends by the subsidiaries and the VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, each of the Company’s subsidiary, the VIE and the VIE’s subsidiary is required to annually appropriate 10% of net after-tax income to the statutory general reserve fund (Note 2(ac) prior to payment of any dividends, unless such reserve funds have reached 50% of its respective registered capital.

As a result of these and other restrictions under PRC laws and regulations, the Company’s PRC subsidiary and the consolidated VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances of the Group’s total consolidated net assets.

Total registered capital of the Company’s PRC subsidiary and the consolidated VIEs as of December 31, 2020 and 2021 were RMB378,014 and RMB379,066, respectively.

Parent Company Only Condensed Financial Information

The Company performed a test on the restricted net assets of its consolidated subsidiaries and the VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08(e)(3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information for the Company only. For the purposes of presenting parent only financial information, the Company records its investments in its subsidiaries and the VIEs under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Deficits of investments in subsidiaries and the VIEs”, and shares in the subsidiaries and the VIEs’ loss are presented as “Share of income/(loss) of subsidiaries and the VIEs” in the condensed statements of comprehensive income/(loss). The parent company only condensed financial information should be read in conjunction with the Group’ consolidated financial statements.

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

The Company did not have significant capital and other commitments, or guarantees as of December 31, 2020 and 2021.

The Company’s accounting policies are the same as the Group’s policies except for the accounting for the investments in subsidiaries and the VIEs.

16   Profit appropriation and restricted net assets (Continued)

Condensed Balance Sheets of the Company

	As of December, 31
	2020	2021	2021
	RMB	RMB	US$
			(Note 2(e))

ASSETS
Current assets
Cash and cash equivalents	15,077	76,122	11,945
Time deposits	153,614	41,437	6,502
Prepaid expenses and other current assets	8,684	7,839	1,230
Amounts due from inter-company entities	466,649	—	—
Total current assets	644,024	125,398	19,677
Non-current assets
Time deposits	2,000	70,868	11,121
Amounts due from inter-company entities	—	410,899	64,479
Other non-current assets	486	552	87
Total non-current assets	2,486	482,319	75,687
Total assets	646,510	607,717	95,364

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities
Accrued expenses and other current liabilities	6,533	6,426	1,008
Amounts due to inter-company entities	14,029	—	—
Tax payables	548	860	135
Total current liabilities	21,110	7,286	1,143
Non-current liabilities
Amounts due to inter-company entities	—	10,686	1,677
Deficits of investments in subsidiaries and the VIEs	1,492,338	1,312,915	206,027
Total non-current liabilities	1,492,338	1,323,601	207,704
Total liabilities	1,513,448	1,330,887	208,847
Shareholders' deficit:
Ordinary shares	213	221	35
Treasury stock	(23,109)	(43,455)	(6,819)
Additional paid-in capital	1,199,014	1,251,748	196,427
Accumulated other comprehensive income/(loss)	8,884	(318)	(53)
Accumulated deficit	(2,051,940)	(1,931,366)	(303,073)
Total shareholders' deficit	(866,938)	(723,170)	(113,483)
Total liabilities and shareholders' deficit	646,510	607,717	95,364

16   Profit appropriation and restricted net assets (Continued)

Condensed Statements of Operations and Comprehensive Income/(Loss) of the Company

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				(Note 2(e))
Operating expenses:
Product development expenses	—	—	—	—
General and administrative expenses	(11,714)	(16,559)	(12,003)	(1,884)
Share of income/(loss) of subsidiaries and the VIEs	(97,293)	155,100	126,831	19,903
Total operating expenses	(109,007)	138,541	114,828	18,019
Income/(loss) from operations	(109,007)	138,541	114,828	18,019
Interest income	5,614	6,149	4,522	710
Interest expenses and other expense, net	(517)	2,763	1,554	244
Income/(loss) before income tax expenses	(103,910)	147,453	120,904	18,973
Income tax expenses	(510)	(491)	(330)	(53)
Net income/(loss), all attributable to the Company’s ordinary shareholders	(104,420)	146,962	120,574	18,920
Comprehensive income/(loss):
Net income/(loss)	(104,420)	146,962	120,574	18,920
Other comprehensive income/(loss)
Foreign currency translation adjustments	5,356	(21,087)	(9,202)	(1,444)
Total comprehensive income/(loss)	(99,064)	125,875	111,372	17,476

Condensed Statements of Cash Flow of the Company

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				(Note 2(e))
Cash flows from operating activities:
Net cash used in/(provided by) operating activities	(6,718)	(14,977)	393	62
Cash flows from investing activities:
Placement of time deposits	(167,164)	(49,734)	(156,346)	(24,534)
Withdrawal of time deposits	169,412	48,635	197,212	30,947
Net cash provided by transactions with intra-Group entities	—	—	35,884	5,631
Net cash provided by/(used in) investing activities	2,248	(1,099)	76,750	12,044
Cash flows from financing activities:
Share repurchase program	(6,011)	(23,116)	(20,346)	(3,193)
Proceeds from exercise of stock options	4,334	10,330	5,120	803
Proceeds from issuance of stocks, net of offering expenses	—	39,942	—	—
Net cash provided by/(used in) financing activities	(1,677)	27,156	(15,226)	(2,390)
Effect of exchange rate changes on cash and cash equivalents	114	(2,970)	(872)	(137)
Net increase/(decrease) in cash and cash equivalents	(6,033)	8,110	61,045	9,579
Cash and cash equivalents at the beginning of the year	13,000	6,967	15,077	2,366
Cash and cash equivalents at the end of the year	6,967	15,077	76,122	11,945

17   Segment Information

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

The Group operated and managed its business in two segments, one-on-one offerings, and small class offerings from 2018 to 2020.

Effective from March 31, 2021, the Group changed its segment disclosure and no longer separately reports the financial results of its small class business, as the CODM no longer reviews the stand-alone operating information of the small class business. This is due to the immaterial contribution the small class business is expected to provide in the future, consistent with the Group’s strategic decision to focus business development on the one-on-one mass market offering. The CODM now reviews consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole, and hence, the Group has only one reportable segment. This change in segment presentation does not affect consolidated balance sheets or consolidated statements of comprehensive income.

The Group operates in two principal geographical areas—China and the Philippines. For all periods presented, most of revenues from external customers are attributed to China based on customer location.

The following table summarizes property and equipment of the Group by geographical location:

	Property and equipment
	As of December 31,
	2020	2021
	RMB	RMB
China	18,284	16,072
Philippines	2,891	945

18    Subsequent events

The Group announced that its board of directors has received a non-binding proposal letter (the “Proposal Letter”), dated March 24, 2022, from Mr. Jiajia Jack Huang, chairman of the Board and chief executive officer of the Company, stating that “considering the increasingly stringent restrictions of the applicable PRC laws and regulations on the business of the Company and the adverse effect arising from it,” he proposed to acquire all of the Company’s businesses in China Mainland, including all associated liabilities and assets. Such businesses include K-12 English lessons taught by foreign teachers, all-round proficiency lessons taught by Chinese teachers, and post-secondary English lessons taught by foreign teachers (collectively, the “Mainland Business”), by acquiring all of the equity interests of China Online Education (HK) limited (“COE HK”), its subsidiaries and the variable interest entities controlled by the Company(collectively, the “Target Companies”). The proposed purchase price for the Target Companies is US$1. The Company’s overseas business outside China Mainland and its associated liabilities and assets are not part of the proposed transaction and will be the Company’s strategic focus going forward. Net revenues of Mainland Business and Overseas Business were RMB2,176,417 and RMB5,052 in 2021 respectively. The Company does not separately account for its assets or operations in the Target Companies, and therefore has not presented in the accompanying financial statements any other historical financial information relating to the proposal.

As of the date of this Report, the Group is still evaluating the proposal and has not made a decision to accept or counter.