Form 20-F
period 2022-12-31
51Talk Online Education Group
filed 2023-04-06
CIK 1659494

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                    to

Commission file number: 001-37790

51Talk Online Education Group
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

24 Raffles Place #17-04 Clifford Centre, Singapore 048621
(Address of principal executive offices)

David Chung, Investor Relations Vice President
E-mail: ir@51talk.com
Room 3514 35/F Central Plaza, 18 Harbour Road, Wan Chai, Hong Kong. China.
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each	COE	New York Stock Exchange
representing sixty Class A ordinary shares,
par value US$0.0001 per share
Class A ordinary shares,		New York Stock Exchange
par value US$0.0001 per share*

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares, each representing sixty Class A ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2022, there were 337,816,197 ordinary shares outstanding, par value $0.0001 per share, being the sum of 234,209,217 Class A ordinary shares (excluding 6,432,675 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the issuer’s share incentive plan) and 103,606,980 Class B ordinary shares.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

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

☐ Yes ☒ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐ Yes ☐No

i

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

●	a lesson is considered “booked” when it is taken or when the student to such lesson is confirmed absent;
●	an “active student with general lesson consumption” or “active student” for a specified period refers to a student who consumed or booked at least one paid lesson credit, in attendance or due to minimum consumption or expiration, excluding those students who only attended paid live broadcasting lessons or trial lessons; an “active student with attended lesson consumption” for a specified period refers to a student who attended at least one paid lesson, excluding those students who only attended paid live broadcasting lessons or trial lessons;
●	“ADSs”refers to our American depositary shares, each representing sixty Class A ordinary shares;
●	the “Alleviating Burden Opinion” refers to the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education jointly promulgated by the General Office of State Council and the General Office of Central Committee of the Communist Party of China on July 24, 2021;
●	“China Mainland Business” refers to our former online English tutoring businesses in mainland China, including all associated liabilities and assets, which we divested in June 2022;
●	“foreign tutors” refers to the Filipino tutors;
●	“global tutors” refers to the non-Filipino foreign tutors;
●	“gross billings” for a specific period refers to the total amount of cash received and receivable from third party payment platforms for the sale of course packages and services in such period, net of the total amount of refunds in such period;
●	“ordinary shares” refers to our Class A and Class B ordinary shares, par value US$0.0001 per share;
●	“the former mainland China consolidated VIEs” refers to, among others, Dasheng Zhixing, Dasheng Helloworld and Dasheng Zhiyun;
●	a “paying student” for a specified period refers to a student that purchased a course package during the period, excluding those students who only paid for live broadcasting lessons, and the total number of “paying students” for a specified period refers to the total number of paying students for such period minus the total number of students that obtained refunds during such period;
●	“RMB” or “Renminbi” refers to the legal currency of mainland China;
●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;
●	“VIEs” refers to variable interest entities;
●	“we,” “us,” “our company,” “our,” and “51Talk” refer to 51talk Online Education Group, a Cayman Islands holding company and its subsidiaries, and, in the context of describing our operations and consolidated financial information before the divestiture of the China Mainland Business, the former mainland China consolidated VIEs.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our goals and growth strategies;
●	our expectations regarding demand for and market acceptance of our brand and platform;
●	our ability to retain and increase our student enrollment;
●	our ability to offer new courses;
●	our ability to engage, train and retain new tutors;
●	our future business development, results of operations and financial condition;
●	our ability to maintain and improve infrastructure necessary to operate our education platform;
●	competition in the online education industry in the markets where we operate;
●	the expected growth of, and trends in, the markets for our course offerings;
●	relevant government policies and regulations relating to our corporate structure, business and industry;
●	general economic and business condition in the markets where we operate; and
●	assumptions underlying or related to any of the foregoing.

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

PART I.

ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.      KEY INFORMATION

Permissions for Our Operations and Securities Issuances to Offshore Investors

51Talk Online Education Group is not an operating company, but rather a Cayman Islands holding company. We conduct part of our operations through our subsidiaries in mainland China. Our operations in mainland China are governed by laws and regulations of mainland China. As of the date of this annual report, there are no material license or permission requirements for our current operations in mainland China.

Under applicable laws of mainland China, we and our mainland China subsidiaries may be required to complete certain filing procedures with the China Securities Regulatory Commission, or the CSRC, in connection with future offering and listing in an overseas market, including our follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities. If we fail to complete such filing procedures for any future offshore offering or listing, including our follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities, we may face sanctions by the CSRC or other mainland China regulatory authorities, which may include fines and penalties on our operations in mainland China, limitations on our operating privileges in mainland China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. In addition, we are required to file a report to the CSRC after the occurrence and public disclosure of certain material corporate events, including but not limited to, change of control and voluntary or mandatory delisting. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—The approval of and filing with the CSRC or other government authorities may be required in connection with our follow on offshore offerings and capital raising activities under the laws of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Historically, we conducted our business in mainland China primarily through our mainland China subsidiaries and former mainland China consolidated VIEs. In 2022, all of the former mainland China consolidated VIEs were divested along with the China Mainland Business or subsequently dissolved. As of December 31, 2022, we did not have any variable interest entity in mainland China. Our Cayman Islands holding company was considered the primary beneficiary of the former mainland China consolidated VIEs and consolidated the former mainland China consolidated VIEs as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treated the former mainland China consolidated VIEs as our consolidated entities under U.S. GAAP, and we consolidated the financial results of the former mainland China consolidated VIEs in our consolidated financial statements in accordance with U.S. GAAP. As used in this annual report, “we,” “us,” “our company” and “our” refer to 51Talk Online Education Group and its subsidiaries.

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our former auditor. In June 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021, which included an audit report issued by our former auditor PricewaterhouseCoopers Zhong Tian LLP. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. In addition, our current auditor is an accounting firm based in Manhattan, New York, that is registered with the PCAOB and is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely our current auditor, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The PCAOB had historically been unable to inspect our former auditor in relation to its audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our former auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely our current auditor. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash Flows through Our Organization

51Talk Online Education Group is a holding company with no operations of its own. Under laws of mainland China, 51Talk Online Education Group and its offshore subsidiaries can provide funding to its wholly owned subsidiaries in Hong Kong, through capital contributions or loans. Its HK subsidiary, HelloWorld Online Education Group (HK) Limited, in turn, may transfer cash to its wholly owned mainland China subsidiaries through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements.

None of our subsidiaries made cash dividends or other distributions to 51Talk Online Education Group, the holding company, or its offshore subsidiaries, in the years ended December 31, 2020, 2021 and 2022. Going forward, our subsidiaries intend to retain most, if not all, of their available funds and any future earnings.

51Talk Online Education Group has not declared or paid any cash dividends, nor does it have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Accordingly, for the years ended December 31, 2020, 2021 and 2022, no dividends or distributions were paid or made to U.S. investors. For mainland China and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. Upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed. For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid in mainland China and Hong Kong, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future.

Tax calculation(1)
Hypothetical pre-tax earnings	100%
Tax on earnings at statutory rate of 25%(2)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(3)	(7.5)%
Net distribution to Parent/Shareholders	67.5%
(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)

Certain of our subsidiaries and the variable interest entities enjoy tax holiday of two-year EIT exemption and subsequently three-year 12.5% preferential tax rate in China. However, such rate may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(3)

The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong SAR or other jurisdictions that have a tax treaty arrangement with mainland China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

In addition, under laws and regulations of mainland China, our mainland China subsidiaries are subject to restrictions on foreign exchange and cross-border cash transfers, including to our holding company 51Talk Online Education Group and to U.S. investors. Our ability to distribute earnings to U.S. investors is also limited. We are a Cayman Islands holding company and we may rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. When any of our subsidiaries incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

A.	[Reserved]

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Summary of Risk Factors

Risks Related to Our Business and Industry

●	Our limited operating history in the international market makes it difficult to evaluate our future prospects.
●	If we are not able to continue to attract students to purchase our course packages or to increase the spending of our students on our platform, our business and prospects will be materially and adversely affected.

●	Our business depends on the market recognition of our brand, and if we are unable to maintain and enhance brand recognition, our business, financial conditions and results of operations may be materially and adversely affected.
●	If we are unable to conduct sales and marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.
●	We have incurred, and in the future may continue to incur, net losses.
●	We face significant competition, and if we fail to compete effectively, we may lose our market share or fail to gain additional market share, which would adversely impact our business and financial conditions and operating results.
●	If we are not able to engage, train or retain qualified tutors, we may not be able to maintain consistent teaching quality on our platform, and our business, financial conditions and operating results may be materially and adversely affected.
●	If we fail to successfully execute our growth strategies, our business and prospects may be materially and adversely affected.
●	If we fail to develop and introduce new courses that meet our existing and prospective students’ expectations, or adopt new technologies important to our business, our competitive position and ability to generate revenues may be materially and adversely affected.
●	Our business generates and processes a large amount of data, and we are required to comply with applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.
●	Unexpected network interruptions, security breaches or computer virus attacks and system failures could have a material adverse effect on our business, financial condition and results of operations.
●	The PCAOB had historically been unable to inspect our former auditor in relation to its audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our former auditor in the past has deprived our investors with the benefits of such inspections.
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely our current auditor. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to Our Global Operations

●	We are subject to risks associated with operating in the rapidly evolving Asia, and we are therefore exposed to various risks inherent in operating and investing in the region.
●	Uncertainties in the interpretation and enforcement of laws and regulations of the jurisdictions that we operate in, in particular, certain markets in Southeast Asia, could limit the legal protections available to you and us.
●	Territorial disputes between the jurisdictions where we operate our business may disrupt the economy and business environment the jurisdictions where we operate our business, which may negatively impact our business operations in these jurisdictions.
●	We could face uncertain tax liabilities in various jurisdictions in which we operate, which could adversely impact our operating results.

Risks Related to Our ADSs

●	We face possible delisting by the NYSE due to incompliance with the continued listing standards of the NYSE.
●	There is no assurance that we will be able to transfer from NYSE to another listing venue more suitable to our business development.
●	The trading prices of our ADSs have fluctuated and may be volatile, which could result in substantial losses to investors.
●	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States holders of our ADSs or ordinary shares to significant adverse United States federal income tax consequences.
●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.
●	Our dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Risks Related to Our Business and Industry

Our limited operating history in the international market makes it difficult to evaluate our future prospects.

In response to the Alleviating Burden Opinions promulgated on July 24, 2021, and its implementation measures, we ceased providing K-12 online tutoring services in mainland China and divested the China Mainland Business at the end of June 2022.

In the second half of 2021, we commenced our international business that provides one-on-one English lessons taught by foreign tutors to students in countries and regions outside of mainland China. Since then, we have managed to grow rapidly to acquire a substantial number of students outside of mainland China. However, given our short history of international operations, our performance to date may not be indicative of our future growth or financial results. We cannot assure you that we will be able to grow at a similar rate as we did since we commenced our international operations or as we did in the past when we were providing English lessons to students in mainland China, or avoid any decline in the future. Our growth may slow down or our revenues may decline for a number of possible reasons, some of which are beyond our control, including decreasing student spending, increasing competition, declining growth or contraction of our overall market or industry, the emergence of alternative business models, changes in rules, regulations, government policies or general economic conditions, and natural disasters or virus outbreaks. We will continue to expand our international business and may explore new service offerings to bring better experience to students and increase our student base and expand our geographic reach. Implementation of our expansion plan and execution of our new business initiatives are subject to uncertainty, and we may not be able to grow at the rate we expect for the reasons stated above. In addition, there may be particular complexities, regulatory or otherwise, associated with our expansion into new service categories or new markets. If our growth rate declines, investors’ perceptions of our business and business prospects may be adversely affected and the market price of the ADSs could decline. You should consider our prospects in light of the risks and uncertainties that companies with a limited operating history may encounter.

If we are not able to attract students to purchase our course packages or to increase the spending of our students on our platform, our business and prospects will be materially and adversely affected.

Since the second half of 2021, we have developed and transitioned into new business models and service offerings providing one-on-one English lessons taught by foreign tutors to students in countries and regions outside mainland China. Our ability to attract students to purchase our course packages and to increase their spending on our education platform remains critical to the future success and growth of our business. This in turn will depend on several factors, including our ability to effectively market our platform to a broader base of prospective students, continue to develop, adapt or enhance quality educational content and services to meet the evolving demands of our students and expand our geographic reach. We must also manage our growth while maintaining consistent and high teaching quality, and respond effectively to competitive pressures. If we are unable to continue to attract students to purchase our course packages or to increase the spending of our students on our platform, our net revenues and gross billings may decline, which may have a material adverse effect on our business, financial condition and results of operations.

Our business depends on the market recognition of our brand, and if we are unable to maintain and enhance brand recognition, our business, financial conditions and results of operations may be materially and adversely affected.

We believe that the market recognition of our brand has significantly contributed to the success of our business and that as we have transitioned into new business models and service offerings outside of mainland China in response to the regulatory changes in mainland China since the second half of 2021, maintaining and enhancing our brand recognition is critical to our future success. For example, promoting our brand recognition in international markets will be important for us to attract international students and grow our international business. Our ability to maintain and enhance brand recognition and reputation depends primarily on the perceived effectiveness and quality of our curriculum and tutors, as well as the success of our branding efforts. If we are unable to maintain and further enhance our brand recognition and reputation and promote awareness of our platform, we may not be able to charge a desired level of student fees or engage qualified tutors, and our results of operations may be materially and adversely affected. Furthermore, any negative publicity relating to our company, our courses, tutors and platform or our brand ambassador, regardless of its veracity could harm our brand image and in turn materially and adversely affect our business and results of operations.

If we are unable to conduct sales and marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

We have incurred significant sales and marketing expenses. Our sales expenses include telemarketing sales and free trial lesson related expenses, and our marketing expenses include online and mobile marketing and branding expenses. In December 2015, we began outsourcing part of our marketing and sales functions to independent third-party suppliers who provide management and business outsourcing services. We had 379 sales and marketing staff for international business (including 94 full-time employees and 285 outsourced personnel as of December 31, 2022. We incurred nil million, US$3.4 million and US$13.3 million in sales and marketing expenses for international business in 2020, 2021, and 2022, respectively. We have ceased branding and marketing services in mainland China since the release of the Alleviating Burden Opinion, and we are conducting branding and marketing activities in our international markets.

Our sales activities may not be well received by students and may not result in the levels of sales that we anticipate and our trial lessons may not be attractive to our prospective students. Furthermore, we may not be able to achieve the operational efficiency necessary to increase the revenues per sales and marketing staff. We also may not be able to retain or recruit experienced sales staff, or to efficiently train junior sales staff. We may also incur additional costs in our sales and marketing efforts to promote our new service offerings or target new international markets and cannot guarantee that such efforts will succeed. Further, marketing and branding approaches and tools in the online education market abroad are evolving, especially for mobile platforms. This further requires us to enhance our marketing and branding approaches and experiment with new methods to keep pace with industry developments and student preferences. Failure to refine our existing marketing and branding approaches or to introduce new marketing and branding approaches in a cost-effective manner may reduce our market share, cause our revenues to decline and negatively impact our profitability.

We have incurred, and in the future may continue to incur, net losses.

We incurred net loss from continuing operations of nil, US$4.2 million and US$12.8 million in 2020, 2021 and 2022, respectively. We had accumulated deficit of US$331.2 million as of December 31, 2022. As of December 31, 2022, we had a total shareholders’ equity of US$6.6 million and our current assets exceeded the current liabilities by US$6.1 million.

We incurred net loss from continuing operations for 2021 and 2022 we cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future, especially as we divested the China Mainland Business and transitioned into new international markets, the financial prospects of which are largely uncertain. Our ability to maintain profitability will depend in large part on our ability to maintain continuous operation in compliance with regulatory requirements, maintain or increase our operating margin, either by growing our revenues at a rate faster than our operating expenses increase, or by reducing our operating expenses. We also intend to continue to invest in our branding and marketing activities to attract students to our new services and enhance student experience. We may continue to incur net losses from operating activities and net current liabilities, which may materially and adversely affect our business, prospects, liquidity, financial condition and results of operations.

We face significant competition, and if we fail to compete effectively, we may lose our market share or fail to gain additional market share, which would adversely impact our business and financial conditions and operating results.

The global English education market is fragmented, rapidly evolving and highly competitive. We face competition in various areas of English education in which we offer or plan to offer services, from existing online and offline education companies in the global markets. In the future, we may also face competition from new entrants into the English education market.

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

If we are not able to continue to engage, train or retain qualified tutors, we may not be able to maintain consistent teaching quality on our platform, and our business, financial conditions and operating results may be materially and adversely affected.

Our tutors are critical to the learning experience of our students and our reputation. We seek to engage highly qualified tutors with strong English and teaching skills. We must provide competitive pay and other benefits, such as flexibility in lesson scheduling to attract and retain them. We must also provide ongoing training to our tutors to ensure that they stay abreast of changes in course materials, student demands and other changes and trends necessary to teach effectively. Furthermore, as we develop new service offerings and continue to develop new course contents and lesson formats, we may need to engage additional tutors with appropriate skill sets or backgrounds to deliver instructions effectively. We cannot guarantee that we will be able to effectively and timely engage and train such tutors, or at all. Further, given other potential more attractive opportunities for our quality tutors, over time some of them may choose to leave our platform. We may not always be able to engage, train and retain enough qualified tutors to keep pace with our growth or new business strategies while maintaining consistent education quality. We may also face significant competition in engaging qualified tutors from our competitors or from other opportunities that are perceived as more desirable. A shortage of qualified tutors, a decrease in the quality of our tutors’ performance, whether actual or perceived, or a significant increase in the cost to engage or retain qualified tutors would have a material adverse effect on our business and financial conditions and results of operations.

If we fail to successfully execute our growth strategies, our business and prospects may be materially and adversely affected.

We are in the process of developing new business models and service offerings outside of mainland China. See “Item 4. Information on the Company” for details. Our growth strategies also include further enhancing our brand image to grow or evolve our student base and increase student enrollments, increasing our market penetration, expanding our course offerings, enhancing our teaching methods, improving the learning experience of our students, and advancing our technology. We may not succeed in executing these growth strategies due to a number of factors, including the following:

●	we may fail to develop or implement our new business models and service offerings;
●	we may fail to further promote our platforms;
●	we may not be able to engage, train and retain a sufficient number of qualified tutors and other key personnel;
●	we may not be able to continue to improve our personalized learning experience of our students or to develop new courses that meet the changing demands for English learners;
●	our business may face additional regulatory challenges;
●	we may fail to grow our international business;
●	we may fail to maintain the technology necessary to deliver a smooth learning experience to our students; and
●	we may not be able to identify suitable targets for acquisitions and partnership.

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

In response to the regulatory changes in mainland China since the second half of 2021, we have switched from a business model that focuses on Chinese K-12 students to new business models and service offerings in international market. See “Item 4. Information on the Company” for details. We intend to continue developing new courses as we grow our new businesses. The timing of the introduction of new courses is subject to risks and uncertainties. Unexpected technical, operational, logistical or other problems could delay or prevent the introduction of one or more new courses. Moreover, we cannot provide assurance that any of these courses or programs will match the quality or popularity of those developed by our competitors, achieve widespread market acceptance or contribute the desired level of income.

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

Our business generates and processes a large amount of data, and we are required to comply with applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.

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

As all of our servers and routers, including backup servers, are currently hosted by third-party service providers in Singapore, we are, with regards to privacy legislation, subject principally to the Singapore Personal Data Protection Act 2012 which provides a baseline standard for the protection of personal data in Singapore. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Singapore Regulations.” Similarly, there are personal data protection laws and regulations imposed on our group companies in each of the jurisdictions that we operate in. For example, we have obligations under Hong Kong’s Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) and Malaysia’s Personal Data Protection Act. In general, we expect that data security and data protection compliance will receive greater attention and focus from regulators in the countries and regions that we operate in, as well as attract continued or greater public scrutiny and attention going forward, as regulatory authorities around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection and thereby have an adverse effect on our business and results of operations.

If we are unable to manage these risks associated with data privacy and cybersecurity, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

Furthermore, despite that we divested the China Mainland Business in June 2022 in response to regulatory changes in China, there is no assurance that students based in mainland China will not manage to access our service offerings under our international business through the internet, which may subject us to risks of non-compliance with laws, rules and regulations of data security and protection in mainland China and thereby have a negative impact on our business operations, financial condition and operating results.

Our business broadcasts online content and we are required to comply with various broadcasting and online content regulations, including licensing requirements, under applicable laws. Non-compliance with such regulations and applicable licensing requirements may result in, among others, the revocation of our licenses and the takedown and/or blocking of our content in the relevant jurisdictions.

Our business involves the broadcasting of online content in and from various jurisdictions, including Singapore, and would therefore be subject to applicable laws and regulations (including licensing requirements). For applicable laws and regulations in Singapore, see “Item 4. Information on the Company—B. Business Overview—Government Regulations—Singapore Regulations.”

If we are unable to comply with the relevant broadcasting and online content laws and regulations, we could become subject to penalties, including fines, revocation of our licenses, blocking and/or takedown of our online content.

Unexpected network interruptions, security breaches or computer virus attacks and system failures could have a material adverse effect on our business, financial condition and results of operations.

Our business depends on the performance and reliability of the internet infrastructure in the countries and regions where we operate our business. In many parts of the countries and regions where we operate our business, in particular, certain Asian countries, the internet infrastructure is relatively underdeveloped, and internet connections are generally slower and less stable than in more developed countries. We cannot assure you that the internet infrastructure in the countries and regions where we operate our business will remain sufficiently reliable for our needs or that such countries or regions will develop and make available more reliable internet access to our students and independently contracted tutors. Any failure to maintain the performance, reliability, security or availability of our network infrastructure may cause significant damage to our ability to attract and retain students and tutors. Major risks involving our network infrastructure include:

●	breakdowns or system failures resulting in a prolonged shutdown of our servers;
●	disruption or failure in the national backbone networks in the countries and regions where we operate our business, which would make it difficult for students and independently contracted tutors to access our online and mobile platforms or to engage in live lessons;
●	damage from natural disaster or other catastrophic event such as a typhoon, volcanic eruption, earthquake, flood, telecommunications failure, or other similar events in the countries and regions where we operate our business; and
●	any infection by or spread of computer viruses.

Any network interruption or inadequacy that causes interruptions in the availability of our online and mobile platforms or deterioration in the quality of access to our online and mobile platforms could reduce student satisfaction and result in a reduction in the activity level of our students and the number of students purchasing our course packages. If sustained or repeated, these performance issues could reduce the attractiveness of our platform. Furthermore, increases in the volume of traffic on our online and mobile platforms could strain the capacity of our existing computer systems and bandwidth, which could lead to slower response times or system failures. The internet infrastructure in the countries and regions where we operate our business may not support the demands associated with continued growth in internet usage. This would cause a disruption or suspension in our lesson delivery, which could hurt our brand and reputation. We may need to incur additional costs to upgrade our technology infrastructure and computer systems in order to accommodate increased demand if we anticipate that our systems cannot handle higher volumes of traffic in the future.

All of our servers and routers, including backup servers, are currently hosted by third-party service providers in Singapore. We do not maintain any backup servers outside of Singapore. We also rely on major telecommunication companies to provide us with data communications capacity primarily through local telecommunications lines and internet data centers to host our servers. We may not have access to alternative services and we have no control over the costs of services. If the prices that we pay for telecommunications and internet services in the countries and regions where we operate our business rise significantly, our gross profit and net income could be adversely affected. In addition, if internet access fees or other charges to internet users increase, our visitor traffic may decrease, which in turn may harm our revenues.

The PCAOB had historically been unable to inspect our former auditor in relation to its audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our former auditor in the past has deprived our investors with the benefits of such inspections.

Our former auditor was PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm that issued the audit report for fiscal years 2020 and 2021 included elsewhere in this annual report. Our former auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely our current auditor, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely our current auditor. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our former auditor was subject to that determination. In June 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. In addition, our current auditor is an accounting firm based in Manhattan, New York, which is not included in the determination announced by the PCAOB on December 16, 2021 and is registered with the PCAOB and is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely our current auditor, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Higher labor costs, inflation and implementation of stricter labor laws in the countries and regions where we operate our business may adversely affect our business, financial conditions and results of operations.

We incur labor costs in the countries and regions where we operate our international business. For example, we are required by laws and regulations in mainland China to pay various statutory employee benefits, including pensions, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated governmental agencies for the benefit of our employees. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our students by increasing prices for our courses or improving the utilization of our staff, our profitability and results of operations may be materially and adversely affected. Furthermore, the government in the countries and regions where we operate may promulgate new laws and regulations to enhance labor protection. As the interpretation and implementation of these new laws and regulations are still evolving, our employment practice may not at all times be deemed in compliance with the new laws and regulations. For instance, since December 2015, we have outsourced part of our marketing and sales functions to independent third-party suppliers in mainland China who provide management and business outsourcing services to us. There remains a degree of uncertainty as to whether this service outsourcing arrangement will be deemed a labor dispatch arrangement under current laws and regulations of mainland China. If the authorities take the view that this outsourcing arrangement constitutes labor dispatch and thus violates relevant labor laws, we may be ordered to terminate this outsource arrangement and may even be fined. If we are subject to penalties or incur significant liabilities in connection with labor disputes or investigation, our business and profitability may be adversely affected.

In addition, our future success depends, to a significant extent, on our ability to engage, train and retain qualified personnel in the countries and regions where we operate our business, particularly experienced independently contracted tutors with expertise in English education. Our experienced mid-level managers in the countries and regions where we operate our business are instrumental in implementing our business strategies, executing our business plans and supporting our business operations and growth. We benefit from lower labor costs in the countries and regions where we operate our business, but countries and regions where we operate our business are subject to relatively high degrees of political and social instability. Disruptions resulting from this instability could decrease our efficiency and increase our costs. Any political or economic instability in the countries and regions where we operate our business could result in our having to replace or reduce these labor sources, which may increase our labor costs and have an adverse impact on our results of operations.

Our pool of independently contracted tutors is mainly from the Philippines. We engage our independently contracted foreign tutors as independent contractors whose rights differ from those of employees. There are uncertainties in determining whether a service provider is an independent contractor or an employee. The level and extent of control exercised by the hiring entity, among other factors, would determine the employment status. Our labor costs will increase if we engage our independently contracted tutors in the countries and regions where we operate our business as full-time employees or if courts or relevant authorities in the countries and regions where we operate our business determine that our independently contracted tutors are deemed employees instead of independent contractors.

We also rely on some third-party vendors in Hong Kong to handle the payment of the compensation of our foreign tutors. Any failure of this vendor to provide these services may negatively impact our relationships with tutors in the countries and regions where we operate our business, damage our reputation and cause us to lose tutors while making it difficult to find replacement tutors.

Some students may decide not to continue taking our courses for a number of reasons, including a perceived lack of improvement in their English proficiency or general dissatisfaction with our programs, which may adversely affect our business, financial condition, results of operations and reputation.

The success of our business depends in large part on our ability to retain our students by delivering a satisfactory learning experience and improving their English proficiency. If students feel that we are not providing them the experience they are seeking, they may choose not to renew their existing packages. For example, our education programs may fail to significantly improve a student’s English proficiency. There are no standard assessments or tests to measure the effectiveness of our lessons or teaching methods, and our ability to improve the English proficiency of our students is largely dependent upon the interests, efforts and time commitment of each student. Student satisfaction and, parent satisfaction with our programs may decline for a number of reasons, many of which may not reflect the effectiveness of our lessons and teaching methods. A student’s learning experience may also suffer if his or her relationship with our tutors does not meet expectations. If a significant number of students fail to significantly improve their English proficiency after taking our lessons or if their learning experiences with us are unsatisfactory, they may not purchase additional lessons from us or refer other students to us and our business, financial condition, results of operations and reputation would be adversely affected.

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

Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. Such litigation may be costly and divert management’s attention away from our business. An adverse determination in any such litigation would impair our intellectual property rights and may harm our business, prospects and reputation. Enforcement of judgments in certain countries and regions where we operate, such as mainland China, is uncertain, and even if we are successful in litigation and purchase insurance in advance to cover costs arising from litigation, these may not provide us with an effective and adequate remedy. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We may encounter disputes from time to time relating to our use of intellectual property of third parties.

We cannot be certain that third parties will not claim that our business infringes upon or otherwise violates patents, copyrights or other intellectual property rights that they hold. We cannot assure you that third parties will not claim that our courses and marketing materials, online courses, products, and platform or other intellectual property developed or used by us infringe upon valid copyrights or other intellectual property rights that they hold. We may be subject to claims by educational institutions and organizations, content providers and publishers, competitors and others on the grounds of intellectual property rights infringement, defamation, negligence or other legal theories based on the content of the materials that we or our tutors distribute or use in our business operation. These types of claims have been brought, sometimes successfully, against print publications and educational institutions in the past. We may encounter disputes from time to time over rights and obligations concerning intellectual property, and we may not prevail in those disputes.

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

Failure to protect confidential information of our tutors and students against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

A significant challenge to the online education industry is the secure storage of confidential information and its secure transmission over public networks. Purchases of our course packages are made through our website, our mobile apps bank remittance, bank card, and third party platforms. In addition, online payments for our course packages are settled through third-party online payment services. Maintaining complete security for the storage and transmission of confidential information on our technology platform, such as student names, personal information and billing addresses, is essential to maintaining student confidence.

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

Our business could be adversely affected by the outbreak of Zika, Ebola, avian influenza, severe acute respiratory syndrome, or SARS, the influenza A (H1N1), H7N9, COVID-19 or other epidemics. Any of such occurrences could cause severe disruption to our daily operations, and may even require a temporary closure of our offices. Such closures may disrupt our business operations and adversely affect our results of operations. Our operation could also be disrupted if any of our students, tutors or business partners were affected by such health epidemics.

The COVID-19 pandemic and the measures to contain its spread have from time to time resulted in business disruptions in the countries and regions where we operate. For example, in late 2022, there were surges of COVID-19 cases in many cities in mainland China. In particular, our sales support team in mainland China (currently outsourced) was severely affected, which directly impacted our business performance towards the end of the fourth quarter of 2022. Mainland China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December. Our operations in other countries and regions where we operate have also been affected by outbreaks of COVID-19 and precautions taken in response there. We engage independently contracted tutors and operate offices in the Philippines. Both our employees and independently contracted tutors who work from home as a result of the outbreak suffered from declining efficiency or effectiveness as well as network quality issues. In addition, the spending power of our students in the international markets have been negatively affected as the global or local economies are negatively affected by outbreaks of COVID-19, which in turn adversely affect our business, financial condition or results of operations.

We are unable to predict the continuing duration and extent of the COVID-19 pandemic as well as evolving measures to contain it. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. In the event that this pandemic cannot be effectively and timely contained, our ability to consistently offer online lessons and related services in the future may be significantly disrupted, which in turn may harm the growth rate and retention of our students, as well as our financial performance generally.

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

We have developed our international business and are subject to risks associated with doing business internationally and in differing political and regulatory environments. In certain international markets, governments continue to play a significant role in regulating industry development by imposing industrial policies. For example, rising trade and political tensions, including those arising from the conflict in Ukraine and sanctions on Russia, could reduce levels of trades, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies. It could also adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our international expansion, our financial condition, and results of operations.

Accordingly, our business, results of operations and financial condition may be materially and adversely affected by significant political, social and economic developments in those places or changes in laws and regulations of those places. Any changes in the political and economic conditions of those places could materially affect our business and results of operations. Any failure to comply with regulations in those places could subject us to legal and reputational risks.

Our brand image, business and results of operations may be adversely impacted by students and independently contracted tutors’ misconduct and misuse of our platform.

Our platforms allow independently contracted tutors and students to engage in real-time communication. Because we do not have full control over how and what our independently contracted tutors and students will use our platform to communicate, our platforms may from time to time be misused by individuals or groups of individuals to engage in immoral, disrespectful, fraudulent or illegal activities. Though there have not been any such incidents on our platform that have been covered by media reports or internet forums, any such coverage could generate negative publicity about our brand and platform. We have implemented control procedures, such as training and sample auditing, to require our independently contracted tutors not to distribute any illegal or inappropriate content and conduct any illegal or fraudulent activities on our platforms, but such procedures may not prevent all such content or activities from being posted or carried out. Moreover, as we have limited control over the real-time and offline behavior of our students and independently contracted tutors, to the extent such behavior is associated with our platforms, our ability to protect our brand image and reputation may be limited. Our business and the public perception of our brand may be materially and adversely affected by misuse of our platform. In addition, if any of our students or independently contracted tutors suffers or alleges to have suffered physical, financial or emotional harm following contact initiated on our platform, we may face civil lawsuits or other liabilities initiated by the affected student or independently contracted teacher, or governmental or regulatory actions against us. In response to allegations of illegal or inappropriate activities conducted on our platform or any negative media coverage about us, the competent governmental authorities where we operate our international business may intervene and hold us liable for non-compliance with applicable laws and regulations concerning the dissemination of information on the internet and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue some of the features and services provided on our platform. As a result, our business may suffer and our brand image, student base, results of operations and financial condition may be materially and adversely affected.

Our employees may engage in misconduct or other improper activities or misuse our platform, which could harm our reputation.

We are exposed to the risk of employee fraud or other misconduct. Employee misconduct could include intentionally failing to comply with government regulations, engaging in unauthorized activities and misrepresentation to our potential students during marketing activities, which could harm our reputation. Employee misconduct could also involve improper use of our students’ and independently contracted tutors’ sensitive or classified information, which could result in regulatory sanctions against us and serious harm to our reputation. Employee misconduct could also involve making payments to government officials or third parties that would expose us to being in violation of laws. It is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses, which could harm our business, financial condition and results of operations.

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

Going forward, we may make acquisitions or investments and may not be able to successfully integrate acquired businesses or have control over the businesses or operations of our minority equity investments, the value of which may decline over time. As a result, our business and operating results could be harmed. In addition, if the businesses we acquire or invest in do not subsequently generate the anticipated financial performance or if any goodwill impairment test triggering event occurs, we may need to revalue or write down the value of goodwill and other intangible assets in connection with such acquisitions or investments, which would harm our results of operations. In addition, we may be unable to identify appropriate acquisition or strategic investment targets when it is necessary or desirable to make such acquisition or investment to remain competitive or to expand our business. Even if we identify an appropriate acquisition or investment target, we may not be able to negotiate the terms of the acquisition or investment successfully, finance the proposed transaction or integrate the relevant businesses into our existing business and operations. Furthermore, as we often do not have control over the companies in which we only have minority stake, we cannot ensure that these companies will always comply with applicable laws and regulations in their business operations. Material non-compliance by our investees may cause substantial harms to our reputations and the value of our investment.

Failure to renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.

We lease properties for our offices in mainland China, the Philippines, Malaysia and Hong Kong. We may not be able to successfully extend or renew such leases upon expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate our affected operations. This could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our facilities as our business continues to grow and failure in relocating our affected operations could adversely affect our business and operations.

The wide variety of payment methods that we accept subjects us to third-party payment processing-related risks.

We accept payments using a variety of methods, including bank transfers and payment through third-party online payment platforms such as Airwallex, stripe, Paypal, Atome, Payermax, Checkout, Ipay88. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be susceptible to fraud and other illegal activities in connection with the various payment methods we offer. We are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and become unable to accept credit and debit card payments from our students, process electronic funds transfers or facilitate other types of online payments, and our business, financial condition and results of operations could be materially and adversely affected.

If our senior management is unable to work together effectively or efficiently or if we lose their services, our business may be severely disrupted.

Our success heavily depends upon the continued services of our management. In particular, we rely on the expertise and experience of Mr. Jack Jiajia Huang, our founder, chairman and chief executive officer, and Ms. Ting Shu, our co-founder, director, who are husband and wife. We also rely on the experience and services from other senior management, including Ms. Cindy Chun Tang, our chief financial officer. If they cannot work together effectively or efficiently, our business may be severely disrupted. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we may lose students, tutors, and other key professionals and staff members. Our senior management has entered into employment agreements with us, including confidentiality and non-competition clauses. However, if any dispute arises between our officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in mainland China or we may be unable to enforce them at all.

Fluctuations in foreign currency exchange rates may materially and adversely affect our results of operations.

We operate in multiple international markets, which exposes us to the effect of fluctuations in currency exchange rates as we report our financials in U.S. dollars. We charge customers fees in local currencies in some countries and regions where we offer our course offerings, a significant portion of our assets and liabilities are denominated in US dollars and Renminbi, and a significant portion of our costs are incurred in the currencies of the countries and regions where we operate, including service fee payments to nearly all of our foreign tutors. For example, we engage independently contracted tutors and lease properties in the Philippines. We are exposed to the risk of cost increases due to inflation in the Philippines and other countries and regions and the depreciation of US dollars. Currency fluctuations in the currencies of the countries and regions where we operate could create economic instability that may increase our expenses and harm our business operations.

Currency fluctuations in the exchange rates among the various currencies that we use could create economic instability that may increase our expenses and harm our business operations. The conversion of one currency into another currency is based on rates set by relevant authorities in each of the countries and regions where we operate and is affected by, among other things, changes in each country or region’s political and economic conditions and its foreign exchange policies. Any significant appreciation or depreciation of the currencies of the countries and regions where we operate may have a material and adverse effect on the value of, and any dividends payable on, our ADSs in U.S. dollars and your investment. For example, to the extent that we need to convert U.S. dollars into Renminbi for capital expenditures and working capital, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert the local currencies where we operate our business into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the local currencies would have a negative effect on the U.S. dollar amount available to us. We cannot assure you that the currencies of the countries and regions where we operate will not appreciate or depreciate significantly in value against U.S. dollar in the future. It is difficult to predict how market forces or government policy may impact the exchange rate among the currencies of the countries and regions where we operate and the U.S. dollar in the future.

Very limited hedging options are available in certain jurisdictions where we operate, such as mainland China, to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by exchange control regulations that restrict our ability to convert between currencies. As a result, fluctuations in exchange rates may increase our expenses and have a material adverse effect on our results of operations.

Our results of operations have been and may continue to be subject to seasonal fluctuations.

Our industry generally experiences seasonality, reflecting a combination of traditional education industry patterns and new patterns associated with the online platform in particular. Seasonal fluctuations affected our business when we focused on lessons for K-12 students and focus on lessons for students from the international markets, and may continue to affect our business as we shift to new business models. Due to our limited operating history and the fact that we have shifted our focus from lessons for Chinese K-12 students to new business models and service offerings targeting international students, the seasonal trends that we have experienced in the past may not be indicative of our future operating results. Our financial condition and results of operations for future periods may continue to fluctuate. As a result, the trading price of our ADSs may fluctuate from time to time due to seasonality.

We have granted options and restricted share units, and may continue to grant options, restricted share units and other types of awards under our share incentive plans, which may result in increased share-based compensation expenses.

We adopted share incentive plans in September 2013, or the 2013 Plan, and in December 2014, or the 2014 Plan. The 2014 Plan was amended in February 2016. Under the 2013 Plan and the 2014 Plan, we are authorized to grant options or share purchase rights to purchase up to an aggregate of 36,229,922 Class A ordinary shares as of the date of this annual report. In May 2016, we adopted the 2016 share incentive plan, or the 2016 Plan, pursuant to which a maximum of 4,600,000 Class A ordinary shares may be issued pursuant to all awards granted thereunder. Beginning in 2017, the number of shares reserved for future issuances under the 2016 Plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors, during the term of the 2016 Plan. As of January 1, 2023, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards granted under the 2016 Plan was increased to 37,848,315. As of February 28, 2023, options to purchase a total of 10,249,670 Class A ordinary shares were issued and outstanding, and nil restricted share units were outstanding under the 2013 Plan and the 2014 Plan. As of February 28, 2023, 5,955,559 restricted share units were outstanding under the 2016 Plan. As a result of grants and potential future grants under the 2013 Plan, the 2014 Plan and the 2016 Plan, we have incurred and will continue to incur share-based compensation expenses. We have recognized share-based compensation expense in the amount of US$0.7 million in 2022. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We have limited insurance coverage for our operations in the countries and regions where we operate our business, which could expose us to significant costs and business disruption.

We do not maintain any liability insurance or property insurance policies covering students, equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice, we do not maintain business interruption insurance, nor do we maintain key-man life insurance. We maintain personal accident insurance for all employees after six months of employment in mainland China, maintain commercial medical insurance for our management and employees in mainland China and Malaysia and provide government-mandated medical insurance to all of our employees in the Philippines and mainland China, with supplementary medical insurance to certain of our employees in the Philippines and China. However, as the insurance industry in many countries and regions where we operate, including mainland China, is still in an early stage of development. For example, insurance companies in mainland China currently offer limited business-related insurance products. We also have limited experience dealing with the insurance industry in the Philippines. We do not maintain business interruption insurance, nor do we maintain key-man life insurance We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting as of December 31, 2022. However, in auditing our consolidated financial statements for the fiscal years ended December 31, 2021, our management and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting in accordance with the standards established by the Public Company Accounting Oversight Board of the United States (PCAOB).

As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. One material weakness identified relates to the lack of sufficient competent financial reporting and accounting personnel to (i) timely identify and assess accounting implications of complex transactions and changes in our service offerings, (ii) design and implement effective control to ensure data completeness and accuracy related to certain complex transactions, and (iii) timely perform account reconciliations in period-end closing and prepare disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. The other material weakness identified relates to the lack of sufficient competent internal audit personnel to timely and effectively monitor and evaluate internal control over financial reporting and assist managing financial and operational risks. We have implemented and will continue to implement a number of measures to address these material weaknesses and other deficiencies that have been identified. For details, see “Item 15. Controls and Procedures.”

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

It may be difficult for international regulators to conduct investigation or collect evidence within the countries and regions where we operate.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in certain jurisdictions where we operate. For example, in mainland China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside mainland China. Although the authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no international securities regulator is allowed to directly conduct investigation or evidence collection activities within mainland China. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an international securities regulator to directly conduct investigation or evidence collection activities within mainland China may further increase difficulties faced by you in protecting your interests.

Risks Related to Our Global Operations

We are subject to risks associated with operating in the rapidly evolving Asia, and we are therefore exposed to various risks inherent in operating and investing in the region.

We derive a significant portion of our revenue from our operations in countries and regions located in Asia, and we intend to continue to develop and expand our business and penetration in these countries and regions. Our operations and investments in Asia are subject to various risks related to the economic, political and social conditions of the countries and regions that we operate in, including risks related to the following:

●	inconsistent and evolving regulations, licensing and legal requirements may increase our operational risks and cost of operations among the countries and regions in Asia in which we operate;
●	currencies may be devalued or may depreciate or currency restrictions or other restraints on transfer of funds may be imposed;
●	the effects of inflation within Asia generally and/or within any specific country in which we operate may increase our cost of operations;
●	governments or regulators may impose new or more burdensome regulations, taxes or tariffs;
●	political changes may lead to changes in the business, legal and regulatory environments in which we operate;
●	economic downturns, political instability, civil disturbances, war, military conflict, religious or ethnic strife, terrorism and general security concerns may negatively affect our operations;
●	enactment or any increase in the enforcement of regulations, including, but not limited to, those related to personal data protection and localization and cybersecurity, and especially on the cross-border acquisition and use of personal data by our company, may incur compliance costs;
●	health epidemics, pandemics or disease outbreaks (including the COVID-19 outbreak) may affect our operations and demand for our offerings; and

●	natural disasters like volcanic eruptions, floods, typhoons and earthquakes may impact our operations severely.

For example, volatile political situations in certain Asian countries and regions could impact our business. Past presidential elections in the Philippines have led to uncertainty, impacting markets and leading to unrest. Any disruptions in our business activities or volatility or uncertainty in the economic, political or regulatory conditions in the markets we operate in could adversely affect our business, financial condition, results of operations and prospects. Any of the foregoing risks may adversely affect our business, financial condition, results of operations and prospects.

Uncertainties in the interpretation and enforcement of laws and regulations of the countries and regions that we operate in, in particular, certain markets in Asia, could limit the legal protections available to you and us.

We conduct our operations in various countries and regions, including mainland China, Hong Kong, and certain Southeast Asia countries, such as Singapore, the Philippines and Malaysia. The relevant laws and regulations regarding our operations in the legal systems of the countries and regions where we operate are different and subject to interpretation and enforcement of government authorities in the relevant jurisdictions. We may incur additional legal and other resources to comply with different and specific requirements imposed by relevant authorities in different countries and regions where we operate.

In addition, the legal system within each country or region where we operate is evolving, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules also involves uncertainties. From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. In certain Asian countries, local administrative and court authorities and in certain cases, independent organizations, have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we may enjoy in many of the jurisdictions that we operate in.

Furthermore, certain legal systems in the jurisdictions where we operate are based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in certain jurisdictions where we operate may be protracted, resulting in substantial costs and diversion of resources and management attention. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in the jurisdictions where we operate could materially and adversely affect our business and impede our ability to continue our operations.

Territorial disputes between the countries and regions where we operate our business may disrupt the economy and business environment the countries and regions where we operate our business, which may negatively impact our business operations in thesecountries and regions.

Certain countries and regions where we operate our business have territorial disputes with one another. In particular, the Philippines, China and several Southeast Asian nations have had a series of long-standing territorial disputes over certain islands in the South China Sea. The Philippines brought the dispute to arbitration, of which the ruling was rejected by China.

Although the diplomatic relationship between China and the Philippines has been relatively stable in recent years, we cannot be sure that the territorial disputes will not escalate or new disputes will not arise in the future. Should these territorial disputes continue or escalate further, the Philippines and its economy may be disrupted and our operations could be adversely affected as a result. In particular, further disputes between the Philippines and China may lead both countries to impose trade restrictions on the other’s imports. Any such impact from these disputes could adversely affect the Philippine economy, and materially and adversely affect our business, financial position and financial performance.

Furthermore, as majority of our independently contracted tutors are from the Philippines any significant deterioration in China’s political relations with the Philippines could make it more difficult for us to attract independently contracted tutors or hire employees in the Philippines, and discourage some of our students from purchasing our course packages or our independently contracted tutors from offering lessons. Any prolonged intense diplomatic relations between China and the Philippines may adversely affect our business. Any current territorial disputes among the countries and regions where we operate our business may negatively impact our business operations in these foreign countries.

We could face uncertain tax liabilities in various countries and regions in which we operate, which could adversely impact our operating results.

We are subject to the tax laws and policies of each of the countries and regions in which we operate. Since legislation and other laws and regulations (particularly in relation to tax) in emerging markets, such as the markets where we operate, are often undeveloped and the interpretation, application and enforcement of tax laws and policies in emerging market countries is uncertain, there is a risk that we may be unable to determine our taxation obligations with certainty.

We obtain external tax advice from time to time on the application of tax laws to our operations. Due to the aforementioned challenges of interpretation and consistency of application and enforcement, obtaining such advice may be difficult and opinions on the law may differ. The determination of our provision for tax liabilities requires significant judgment and estimation and there are classifications, transactions and calculations where the ultimate tax payable is uncertain.

Our tax exposure and obligations exist in each of the countries and regions in which we presently operate and may arise in other countries or regions in the future in the event that we commence operations in such new countries or regions, either organically or through acquisitions. These risks may increase when we acquire a business, particularly to the extent that there are limitations or restrictions on the scope or nature of the financial, tax and other due diligence investigations that we are able to undertake in connection with the acquisition, or where the vendors withhold material information. Given the nature of our business, we are also exposed to the general changes in digital taxation policy that are happening globally.

From time to time, we establish provisions to account for uncertainties as well as timing and accounting differences in respect of income tax and indirect taxes, including, but not limited to, in relation to businesses that are acquired by us. While we have established our tax and other provisions using assumptions and estimates that we believe to be reasonable, these provisions may prove insufficient given the risks and uncertainties inherent in the taxation systems in the countries and regions where we operate. Any adverse determinations by a revenue authority in relation to our tax obligations may have an adverse effect on our business, financial condition and results of operations, and may adversely impact our operations in the relevant country or region and our reputation.

The mainland China government’s significant oversight and discretion over our operations in mainland China could result in a material adverse change in our operations and the value of our ADSs.

We conduct our operations in mainland China through our mainland China subsidiaries. Our operations in mainland China are governed by laws and regulations of mainland China. The mainland China government has significant oversight and discretion over the conduct of our operations in mainland China, and it may intervene in or influence our operations. For example, we divested our China Mainland Business in June 2022 and have since focused on our international business. However, there is no assurance that relevant governmental authorities in mainland China would fully apprehend the impact of the divestiture of our international business and our on-going operations and may consider that we are still subject to the Alleviating Burden Opinion. As a result, governmental authorities in mainland China may take actions against us, which could result in a material adverse change in our operation, and our ordinary shares and ADSs may decline in value or become worthless. Therefore, investors of our company face potential uncertainty from actions taken by the PRC government affecting our operations in mainland China.

Some students may decide to register for our online or mobile platform and attend our courses from mainland China, which may be deemed by relevant government authorities in mainland China as circumventing the restrictions on after-school tutoring taught by foreign tutors to K-12 students in mainland China. If the relevant government authorities in mainland China take actions against us, our business and operations could be materially and adversely affected.

The General Office of State Council and the General Office of Central Committee of the Communist Party of China jointly promulgated the Alleviating Burden Opinion on July 24, 2021, which sets out a series of operating requirements on after-school tutoring institutions. The Alleviating Burden Opinion and its subsequently adopted implementation measures prohibited our historically offered online tutoring services taught mainly by independently contracted foreign tutors to K-12 students in mainland China.

In response to the regulatory developments in the private education sector in mainland China since mid-2021, we have divested our China Mainland Business and are completely focused on international markets. After the divestiture of our China Mainland Business, we started to offer English courses to students in countries and regions outside of mainland China. If students from mainland China wish to access our course offerings, they may register for our online or mobile platform and attend our courses from mainland China. For example, students may by-pass our geolocation settings to register for and attend our courses. There are no comprehensive methods to prevent students from mainland China to purchase and use our platform, and our ability to adopt technological safeguards are limited. If students from mainland China register for or use our platform for English courses, we and our operations may be deemed by relevant government authorities in mainland China to circumvent the restrictions on after-school tutoring taught by foreign tutors to K-12 students in mainland China.

The enforcement of the Labor Contract Law and other labor-related regulations in mainland China may adversely affect our business and our results of operations.

Our research and development team, administrative team and part of our sales and marketing team are based in mainland China, which subjects us to labor laws and regulations in mainland China. The PRC Labor Contract Law was issued on June 29, 2007, and was later amended on December 28, 2012. It has reinforced the protection of employees who, under the PRC Labor Contract Law, have the right, among others, to have written labor contracts, to enter into labor contracts with no fixed terms under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. According to the PRC Social Insurance Law, which became effective on July 1, 2011 and was amended on December 29, 2018, and the Administrative Regulations on the Housing Funds, Companies operating in mainland China are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance and housing funds plans, and the employers must pay all or a portion of the social insurance premiums and housing funds for their employees.

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

PRC regulations relating to foreign exchange registration of international investment by mainland China residents may subject our mainland China resident beneficial owners or our mainland China subsidiaries to liability or penalties, limit our ability to inject capital into these subsidiaries, limit mainland China subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

A series of circulars promulgated by relevant government authorities require mainland China residents to register with qualified banks in connection with their direct establishment or indirect control of an offshore entity, for the purpose of international investment and financing, with such mainland China residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, which is referred to in SAFE Circular 37 as a “special purpose vehicle.” In the event that a mainland China resident holding interests in a special purpose vehicle fails to complete the required SAFE registration, the mainland China subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its mainland China subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

We cannot assure you that all of our shareholders or beneficial owners who are mainland China residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by all relevant foreign exchange regulations. Mr. Jack Jiajia Huang and Ms. Ting Shu, who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being mainland China residents have completed the initial foreign exchange registrations, amended their registrations to reflect our corporate restructuring in November 2014. In addition, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make such registrations, and we may not be able to compel them to comply with all relevant foreign exchange regulations. The failure or inability of such individuals to comply with the registration procedures set forth in these regulations may subject us to fines or legal sanctions, restrictions on our cross-border investment activities, or obtain foreign-exchange-dominated loans from our company, or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We cannot predict how these regulations will affect our business operations or future strategy. In addition, if we decide to acquire a mainland China domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

PRC regulation on loans to, and direct investment in, mainland China entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of our equity offerings to make loans to our mainland China subsidiaries or make additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in mainland China through our mainland China subsidiaries. We may make loans to our mainland subsidiaries subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our mainland China subsidiaries.

Any loans to our mainland China subsidiaries, which are treated as a foreign-invested enterprise under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our mainland China subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local branch of the SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by or filed with, as the case may be, the MOFCOM or its local counterpart and the amount of registered capital of such foreign-invested company. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC Regulations—Regulations Relating to Foreign Investment.” The difference between the total amount of investment and the registered capital for HelloWorld Online is approximately US$15 million. We may also decide to finance our mainland China subsidiaries by means of capital contributions. Our capital contributions to our mainland China subsidiary HelloWorld Online, Foreign-Invested Enterprises, or FIEs that we believe do not fall within the scope of special administration measures for foreign investment admission, must be filed with the MOFCOM or its local counterpart. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC Regulations—Regulations Relating to Foreign Investment.” We cannot assure you that we will be able to complete the necessary registration on a timely basis, or at all. If we fail to complete the necessary registration, our ability to make loans or equity contributions to our mainland China subsidiaries may be negatively affected, which could adversely affect our mainland China subsidiaries’ liquidity and its ability to fund its working capital and expansion projects and meet its obligations and commitments.

SAFE Circular 19 came into force and replaced both SAFE Circular 142 and SAFE Circular 36 on June 1, 2015. SAFE Circular 19 continues to prohibit a foreign-invested enterprise from, among other things, using RMB funds converted from its foreign exchange capitals for expenditure beyond its authorized business scope, providing entrusted loans or repaying loans between non-financial enterprises. On June 9, 2016, SAFE promulgated SAFE Circular 16, which not only provides that, in addition to foreign exchange capital, foreign debt funds and proceeds remitted from foreign listings should also be subject to the discretional foreign exchange settlement, but also lifted the restriction, that foreign exchange capital under the capital accounts and the corresponding Renminbi capital obtained from foreign exchange settlement should not be used for repaying the inter-enterprise borrowings (including advances by the third party) or repaying the bank loans in Renminbi that have been sub-lent to the third party. The provisions prohibiting against a foreign-invested enterprise using RMB funds converted from its foreign exchange capitals for expenditure beyond its authorized business scope, however, survive SAFE Circular 16. Violations of these circulars could result in severe monetary or other penalties. These circulars may significantly limit our ability to use RMB converted from the net proceeds of our equity offerings to fund the establishment of new entities in mainland China by our mainland subsidiaries, to invest in or acquire any other mainland China companies through our mainland China subsidiaries, or to establish new consolidated VIEs in mainland China.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, mainland China entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our mainland China subsidiaries or with respect to future capital contributions by us to our mainland China subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from our equity offerings and to capitalize or otherwise fund our mainland China operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings and capital raising activities under the laws of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

The M&A Rules requires an overseas special purpose vehicle formed for listing purposes through acquisitions of mainland China domestic companies and controlled by mainland China companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval is obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in mainland China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

The new rules for the filing-based administration of overseas securities offerings and listings by Chinese domestic companies released on February 17, 2023, or New Filing Rules, establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the New Filing Rules, (i) an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC; and (ii) the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering, issuance of convertible bonds, offshore relisting after go-private transactions and other equivalent offing activities. In addition, after a domestic company has offered and listed securities in an overseas markets, it is required to file a report to the CSRC after the occurrence and public disclosure of certain material corporate events, including but not limited to, change of control and voluntary or mandatory delisting. According to the New Filing Rules, the Company shall be deemed to be a domestic enterprise indirectly listed overseas. However, from March 31, 2023, enterprises that have been listed overseas shall constitute existing enterprises and are not required to conduct the overseas listing filing procedure immediately, but shall carry out filing procedures as required if they conduct future offshore offerings or capital raising activities or are involved in other circumstances that require filing with the CSRC.

On February 24, 2023, the CSRC, together with other relevant government authorities, issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Archives Rules, which became effective on March 31, 2023. According to the Archives Rules, domestic mainland China companies, whether offering and listing securities overseas directly or indirectly, must strictly abide the applicable laws and regulations when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. If such documents or materials contain any state secrets or government authorities work secrets, domestic companies must obtain the approval from competent governmental authorities according to the applicable laws, and file with the secrecy administrative department at the same level with the approving governmental authority. Furthermore, the Archives Rules also provides that securities companies and securities service providers shall also fulfill the applicable legal procedures when providing overseas regulatory institutions and other relevant institutions and individuals with documents or materials containing any state secrets or government authorities work secrets or other documents or materials that, if divulged, will jeopardize national security or public interest. For more details of the New Filing Rules, please refer to “Item 4. Information on the Company—B. Business—Overview—Government Regulations—PRC regulations—Regulations Relating to Overseas Listing and M&A Rule.”

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, are required for our offshore offerings or capital raising activities, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. In addition, there are uncertainties with regard to whether any report filed with the CSRC after the occurrence of certain material corporate events will be subject to any further action from the CSRC. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore, offerings, capital raising activities or certain material corporate events, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings, capital raising activities or certain material corporate events. These regulatory authorities may impose fines and penalties on our operations in mainland China, limit our operating privileges in mainland China, delay or restrict the repatriation of the proceeds from our offshore offerings into mainland China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings or capital raising activities before settlement and delivery and further actions of the shares offered or take any actions regarding our material corporate events. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement, delivery and further actions may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings or capital raising activities, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

We provide our course offerings to our students in Hong Kong and are subject to laws, rules and regulations governing the accessibility and content of our course offerings, such as the Education Ordinance and anti-discrimination laws. Non-compliance with the relevant laws and regulations regarding our operations in Hong Kong may materially and adversely affect our reputation, business operations and prospectus.

We provide our course offerings to our students in Hong Kong through our apps. The Education Ordinance sets out the requirements for schools and educational institutions in Hong Kong, including the curriculum, teacher qualifications, and student assessment. The Education Bureau may suspend or revoke the license of a school or educational institution that is found to be in violation of the Education Ordinance. In addition, the education content provided by an education company must be accurate and complete. Inaccurate or incomplete educational content may be in violation of the Education Ordinance and may be subject to fines or legal action.

We are also subject to anti-discrimination laws when we provide our course offerings to students in Hong Kong. The anti-discrimination laws in Hong Kong require education companies to ensure that their educational content is accessible to all students, including those with disabilities. Failure to provide accessible content may be in violation of anti-discrimination laws and may result in legal action or reputational damage.

Non-compliance with the relevant regulations of Hong Kong may lead to a loss in business as a result of reputational damage or loss of trust from customers as we may be not seen as trustworthy or reliable and may struggle to attract and retain customers. Negative publicity or consumer backlash can make it more difficult for us to attract new customers or retain existing ones, as trust and credibility are important factors for students and parents to consider when selecting educational services. As a result, we may be forced to scale back our operations and even unable to operate in Hong Kong and our business operations and prospects may be adversely and materially affected.

Information regarding our course offerings to customers are regulated by a series of laws and regulations, including consumer protection laws in Hong Kong. We may be found in violation of consumer protection laws, which could materially and adversely affect our business and financial conditions.

We promote our course offerings in Hong Kong and are subject to laws, rules and regulations governing information delivered to consumers in Hong Kong. For example, the consumer protection laws in Hong Kong require that companies be transparent in their operations and provide clear and accurate information to their customers. This includes information about course content, pricing, and refund policies, among other things. Government authorities may not agree with us in terms of the scope and extent of information transparency and may determine that we fail to provide transparent information to our customers. As a result, we may be found in violation of consumer protection laws and may be subject to fines or legal action, which may materially and adversely affect our business and financial conditions. In addition, laws related to advertising in Hong Kong require the advertising be truthful and not misleading. If we are found to make false or misleading claims about our course offerings, we may be subject to fines or legal action from relevant government authorities in Hong Kong, which may materially and adversely affect our business and financial conditions.

Limited internet access and device access and limited English proficiency complicate the accessibility and coverage of our course offerings in Malaysia, which may materially and adversely affect our business and financial condition.

While internet penetration is increasing in Malaysia, there are still areas with limited access to devices such as computers and smartphones and with limited internet access, such as high-speed internet or technology infrastructure, which may impact the quality and reliability of our course offerings. The limited internet access and device access also affects the extent of digital literacy in Malaysia. There is still a significant portion of the population that is not familiar with technology or e-learning. As a result, we face challenges in delivering our course offerings to customers in these areas and at the same time need to invest in marketing and education initiatives to increase awareness and adoption of our course offerings. We may fail to expand our user base in Malaysia as expected, our users may not stick to our course offerings due to unfamiliarity of e-learning, and our investment may not generate returns such as an enlarged user base. In addition, while English is widely spoken in Malaysia, there is still a significant portion of the population that is not proficient in English. We may need to invest in localization and translation initiatives to increase our reach among non-English speakers, but there is no assurance that this investment would realize what we expect to achieve. Our efforts to overcome limited internet access, limited device access, low digital literacy and low English proficiency in Malaysia may not succeed, which may materially and adversely affect our business operations and financial condition.

We face fierce competition in Malaysia and there is no assurance that we may secure or continue to enlarge our market share in these countries.

In Malaysia, there is a high demand for exam preparation services, particularly for standardized tests such as the national pre-university examination. Therefore, companies that offer exam preparation services in Malaysia may have a competitive advantage in their respective market. In addition, the education market in Malaysia is highly competitive, with many companies offering similar products and services. We as a new entrant into the Malaysia’s education market face fierce competitions from existing market players and other new entrants. There is no assurance that we may be able to differentiate our course offerings from other competitors’ products and services or offer unique value. As a result, we may struggle to attract and retain users, which may materially and adversely affect our business operations and financial condition.

If the relevant Malaysian regulatory agency is to determine that a license is required for our local operations, our business, financial condition and results of operations could be adversely affected.

Pursuant to Section 86 of the 1996 Employment Act of Malaysia, Article 13 of the 1997 Education Act of Malaysia, local advertising laws and other laws and regulations, licenses may be required for local educational institutions in Malaysia. One of our subsidiaries, 51TALK TRAINING SDN. BHD, provides local sales, customer service and other ancillary services for our online courses in Malaysia. The Ministry of Education of Malaysia has notified us that the ministry has no clear requirements or guidance on whether private companies offering online education need to obtain the relevant licenses for local educational institutions. However, we need to continue to observe the legislative trends of the Ministry of Education to determine whether we need to obtain relevant licenses, depending on the status of our employees, business activities and online education model in Malaysia. The issue of whether we need to obtain certain licenses will be subject to the policies and guidance adopted by the Malaysian government, including the Ministry of Education. If the relevant Malaysian regulatory agency is to determine that a license is required for our local operations, there is no assurance that we will be able to obtain such licenses under the laws of Malaysia. If we are required to obtain such a license, the law of Malaysia requires that citizens of Malaysia need to hold at least 20% equity in our Malaysia subsidiary, which may adversely impact our complete control of our operations. Delay in or failure to obtain such licenses may materially and adversely affect our business, financial conditions and result of operations.

We may be unable to enforce certain of our contractual provisions within contracts between us and our customers in Malaysia under relevant local laws or directives of local governmental authorities.

We face risks as to the validity of certain contractual provisions within contracts between us and our Malaysian customers, as a result of which we may be unable to enforce such contractual provisions with customers in Malaysia. For instance, We use standard form contracts with our Malaysian customers, and we face certain risks as to the enforceability of contractual provisions within our contracts used in Malaysia, including, but not limited to, the choice of law, liquidate damages and refunds, and gift courses provisions. There remains uncertainty as to whether these contractual provisions are consistent and enforceable under the Consumer Protection Act or other relevant laws and regulations of Malaysia. Additionally, Malaysian authorities and courts may deem our contractual provisions unfair under the Consumer Protection Act, resulting in voiding our contracts with Malaysian customers. Our business operations and financial condition may be materially and adversely affected if our Malaysian customers decides to file lawsuits against us on the validity and enforceability of such contractual provisions or if the relevant Malaysia authority decides that these contractual provisions are unenforceable.

We are subject to Malaysian government regulations and other legal obligations related to advertising our business, the failure to comply with which may materially and adversely impact our business operations and financial condition.

Pursuant to the Advertising Practice Code and the Communications and Multimedia Act of Malaysia, online and offline advertising in Malaysia is subject to specific requirements such as cost labeling, website layout specifications and content localization. Our advertising materials, used across markets that we operate in, are subject to such laws and regulations and face scrutiny from consumer associations and relevant government authorities in Malaysia. We cannot assure that our advertising materials are always consistent with such specific requirements, which are changed from time to time, under Malaysian laws and regulations, or other requirements that may apply such as those on the portrayal of children and adolescents, religion, social behaviors and lifestyles in advertisements. There remains uncertainty on the regulatory standards for such content in online and offline advertising in Malaysia, which may render some of our advertising materials unsuitable for Malaysia. Our business operations and financial condition may be materially and adversely affected if we cannot carry out normal and consistent advertising activities in Malaysia.

Risks Related to Our ADSs

We face possible delisting by the NYSE due to incompliance with the continued listing standards of the NYSE.

We received a deficiency letter from the NYSE dated December 20, 2021, notifying us that we were not in compliance with the continued listing standards of the NYSE. The noncompliance arose from our total market capitalization deficiency as our total market capitalization was less than $50 million over a 30 trading-day period and our stockholders’ equity was less than $50 million. Our total market capitalization remains subject to wide fluctuations due to factors beyond our control, such as broad market industry and regulatory factors, and may thus continue to fall. As required by the NYSE Listed Company Manual, we have submitted a detailed plan of compliance to the NYSE, advising the NYSE of the actions we have taken, or plans to take, that would bring us into compliance with the continued listing standards within 18 months of receipt of the deficiency letter. The NYSE has agreed to accept our submission and according to the acceptance letter, and is currently conducting quarterly reviews during the 18-month period, during which time failure to maintain our goals outlined in our submission may result in trading suspension. There is no assurance that the we will be able to successfully execute our plan within the required 18-month period and regain compliance. If we fail to return to compliance by the end of that period, the NYSE will delist our ADSs. If that occurs, the liquidity of our securities could be significantly impacted, as any trading in our securities would no longer be executed over the NYSE.

There is no assurance that we will be able to transfer from NYSE to another listing venue more suitable to our business development.

As we have divested the China Mainland Business and are focusing on international markets, we are considering transferring our listing venue from NYSE to another listing venue that may be a more suitable listing venue to reflect the shift of our business focus from mainland China’s K-12 online education market to the emerging international K-12 online education market. The ADS Ratio Change was effected as a preparatory step for the contemplated transfer of listing venue. However, transferring listing venue is subject to factors and uncertainties beyond our control. For example, we cannot assure you that the listing venue to which we submit our listing applications will accept our listing application. Therefore, there is no assurance that our efforts to transfer our listing venue to another listing venue more suitable to our business development will succeed.

The trading prices of our ADSs have fluctuated and may be volatile, which could result in substantial losses to investors.

The market price and trading volume for our ADSs may be volatile and subject to wide fluctuations in response to factors including, but not limited to, the following:

●	the financial projections that we may choose to provide to the public, any changes in those projections or our failure for any reason to meet those projections;
●	variations in our net revenues, net loss/income and cash flow;
●	changes in the economic performance or market valuation of other education companies;
●	announcements of new investments, acquisitions by us or our competitors, strategic partnerships, joint ventures or capital commitments;
●	announcements of new services and expansions by us or our competitors;
●	detrimental negative publicity about us, our competitors or our industry;
●	changes in financial estimates by securities analysts;
●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
●	potential litigation or regulatory investigations and other actions;
●	substantial sales or perception of sales of our ADSs in the public market;
●	fluctuations in market prices for our products;
●	any share repurchase program;
●	outbreaks of health epidemics, natural disasters, and other extraordinary events; and
●	general economic, regulatory or political conditions in the international markets in which we operate and mainland China.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. In addition, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets. Moreover, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect operating performance. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, some of whom have been granted restricted share units under our share incentive plan.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States holders of our ADSs or ordinary shares to significant adverse United States federal income tax consequences.

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). Although the law in this regard is not clear, we treated our former consolidated VIEs as being owned by us for U.S. federal income tax purposes because we directed the activities of these consolidated VIEs and were entitled to substantially all of their economic benefits. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements.

No assurances can be given with regard to our PFIC status for the taxable year ended December 31, 2022, or the current or any future taxable year because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the characterization and composition of our income, assets and liabilities. It is possible that the IRS may challenge our classification of certain items of income, assets and liabilities, which may result in our company being or becoming a PFIC. Additionally, fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In particular, recent declines in the market price of our ADSs significantly increased our risk of becoming a PFIC for the current taxable year. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we were to be or become classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation—United States Federal Income Taxation”) may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of our ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distributions is treated as an “excess distribution” under the U.S. federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. You are urged to consult your tax advisor concerning the United States federal income tax consequences of holding and disposing of ADSs if we are or become classified as a PFIC. For more information, see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations.” and “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be in part influenced by research reports and ratings that industry or securities analysts or ratings agencies publish about us, our business and the online education market in mainland China in general. As of the date of this annual report, there is no analyst coverage of our Company. We do not have any control over these analysts or agencies as to whether they will cover us, whether such coverage will continue. If the analysts or agencies previously covered us who do not resume to cover us, or no new analysts or agencies begin to cover us, we may lose visibility in the financial markets, which could cause the market price or trading volume for our ADSs to decline.

Our dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share, with Class A and Class B ordinary shares voting together as one class on all matters subject to a shareholders’ vote. As of February 28, 2023, our Class B ordinary shares represent 30.5% of our total outstanding ordinary shares on an as-converted basis and entitle their holders to 81.4% of our total voting power.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act of the Cayman Islands (Revised), or the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

We are a Cayman Islands company and all of our assets are located outside of the United States. The majority of our current operations are conducted in Asia. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of mainland China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company, including additional costs associated with our public company reporting obligations. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the U.S. Securities and Exchange Commission (“the SEC”) and the NYSE, impose various requirements on the corporate governance practices of public companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. As our “emerging growth company” status has expired, we may incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

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

We began our operations in July 2011 through Beijing Dasheng Zhixing Technology Co., Ltd., or Dasheng Zhixing, a mainland China domestic company, which became our consolidated VIE through a series of contractual arrangements.

In order to facilitate international capital raising of our company, we incorporated China Online Education Group, or 51Talk, to become our offshore holding company under the laws of the Cayman Islands in November 2012.

In October 2014, 51 Talk English International Limited (the “COE HK Co”) was incorporated with limited liability in Hong Kong. China Online Innovations Inc. (the “Philippines Co II”), which was incorporated by us with limited liability in the Philippines to provides teaching service. Furthermore, we began to enter into employment agreements with office-based tutors and other full-time employees in the Philippines through Philippines Co II.

In January 2016, On Demand English Innovations Inc. (the “Philippines Co III”) was incorporated by us with limited liability in the Philippines. Philippines Co III also entered into employment agreement with the free trial tutors and support staff.

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

In July 2018, Helloworld Online Education Group (“Helloworld Online Cayman”) was incorporated under the Laws of the Cayman Islands as a wholly owned subsidiary of our Company. In August 2018, Helloworld Online Education Group (HK) Limited (“Helloworld Online HK”) was incorporated in Hong Kong as a wholly owned subsidiary of Helloworld Online Cayman. Beijing Helloworld Online Technology Co., Ltd. (“Helloworld Online”) was set up in September 2018 as a wholly owned subsidiary of Helloworld Online HK in mainland China.

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

In December 2021, Helloworld Online Education Pte. Ltd. was incorporated as a wholly owned subsidiary of our Company to operate the international business in Singapore.

In April 2022, 51Talk Training SDN. BHD was incorporated as a wholly owned subsidiary of our Company to operate the international business in Malaysia.

In June 2022, we entered into a definitive share purchase agreement, dated June 24, 2022 (the “Share Purchase Agreement”), with Dasheng Holding (HK) Limited (“Dasheng”), an entity controlled by Mr. Jiajia Jack Huang, our chairman and chief executive officer, pursuant to which Mr. Jiajia Jack Huang, through Dasheng, acquired our China Mainland Business, i.e., all of our online English tutoring businesses in mainland China, including all associated liabilities and assets, for US$1. This transaction was completed on June 30, 2022. Thereafter, COE HK CO I and its subsidiaries and the variable interest entities controlled by us, such as Dasheng Zhixing and its subsidiaries and branches, Philippines Co I and Shenzhen Dasheng Zhiyun Technology Co., Ltd., were all divested from us. See “Item 4. Information on the Company—C. Organizational Structure” for further details.

In September 2022, Nanjing Helloworld Online Information Technology Co., Ltd was incorporated as a wholly owned subsidiary of our Company to assist the international operations of the Company.

In September 2022, to keep pace of our international business strategy, we changed the name of our offshore holding company from China Online Education Group to 51Talk Online Education Group, which was approved by way of special resolution at our annual general meeting.

In December 2022, we changed the ratio of our American depositary shares (“ADSs”) to Class A ordinary shares (the “ADS Ratio”) from one ADS representing fifteen Class A ordinary shares to one ADS representing sixty Class A ordinary shares. The intention of the ADS ratio change was to prepare the Company for a contemplated transfer of the listing of our ADSs from the New York Stock Exchange to a listing venue that more fits the Company’s size and stage.

In November 2022, we terminated contractual arrangements with Dasheng HelloWorld, and since then we no longer have any consolidated VIE in mainland China.

Historically, we provided online tutoring services taught mainly by independently contracted foreign tutors to K-12 students in mainland China, which have been prohibited by the Alleviating Burden Opinion promulgated on July 24, 2021, and its implementation measures. Upon the consummation of the divestiture of the China Mainland Business at the end of June 2022, we ceased providing online tutoring services in China and concentrate on expanding international business. After the divestiture, our business is no longer directly affected by the Alleviating Burden Opinion and its implementation measures, and we began to focus on providing English education to foreign students outside of mainland China.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website http://ir.51talk.com/. The information contained on our website is not a part of this annual report.

B.	Business Overview

We are a tutor-centric online education platform, with core expertise in language education. Our mission is to make quality education accessible and affordable. Recognizing the strong demand for improving language proficiency and the lack of effective and affordable solutions, our founders started with English education as the first step of our journey,and further transitioned to English and Chinese education in an increasingly globalized environment. Jack, our founder and CEO, has a vision for an effective but affordable language education product.

English education and Chinese education as a second language traditionally focus on test preparation instead of improving English or Chinese proficiency, such as English and Chinese communication skills. To address this unmet need, we have developed proprietary online and mobile education platforms that enable students to take live interactive English and Chinese lessons, on demand, fostering the development of all aspects of English and Chinese proficiency.

We connect our students with a large pool of highly qualified English and Chinese tutors that we have assembled using a shared economy approach. Once our tutors have gone through our rigorous selection and training process, we assign them to classes with different schedules, considering their own scheduling availability, at appropriate locations of their choice. This shared economy approach has allowed us to quickly build a large pool of tutors in a cost-effective manner.

Prior to the second half of 2021, we focused primarily on offering one-on-one lessons to K-12 students in mainland China, connecting them with our pool of foreign tutors. In response to the regulatory developments in the private education sector in mainland China since mid-2021, we have now fully divested from the China Mainland Business and are completely focused on international markets by continuing to leverage our expertise in English education and our pool of English tutors. Our key business offering under our international business is one-on-one English lessons taught by English tutors to students in countries and regions outside of mainland China.

We started our international business in the second half of 2021 and currently provide English course offerings in Hong Kong, Malaysia, and certain other countries and regions. In these markets, we mainly conduct one-on-one online live English courses taught by teachers from the countries and regions outside mainland China, targeting children aged five to 12. In Hong Kong, we offer our packages with a wide range of prices from HKD4,000 to HKD15,000, catering to the varied spending power of users.

For Malaysia, our user base has expanded from local Chinese communities to other communities of Malaysia. In response to local users’ diverse consumption habits and culture, we have adjusted our course packages to the Malaysia market and mainly offer three-to-six-month course packages, which has amassed a large number of local English learners for our English course offerings.

We expect that in 2023, we will further deepen the penetration of our one-on-one online English lesson business in the countries and regions where we are currently operating. We will also upgrade and refine our English course offerings to better meet the demands of local users in terms of localized course content, payment channels and customer services. We strive to provide more English learners with the opportunity to communicate with the world through our platform.

We employ student and teacher feedback and data analytics to deliver a personalized learning experience. Our platform analyzes tutors’ teaching aptitudes, feedback and rating from students as well as background, and recommends suitable tutors to students according to their respective characteristics and learning objectives. The large pool of tutors not only allows us to accommodate and address students’ individual English proficiency level and learning behaviors and needs, but also ensures that we are able to afford students’ scheduling flexibility.

We develop and tailor our proprietary curriculum specifically to our interactive lesson format and our goal of building an interactive and immersive English learning environment. We have designed a holistic learning solution that enhances effective learning through the integration of live lessons, practice and mentoring. Our live lessons allow for frequent interactions between students and tutors, which is a key factor in improving English communication skills. Prior to taking lessons, students preview course materials using exercises and illustrations, supported by a pronunciation recognition and rating system. Assessment includes post-lesson quizzes and level advancement exams, both of which help students better assess their learning outcome and identify areas for improvement. Our Classic English Junior and Classic English lesson offerings in countries and regions outside of mainland China focus on improving students’ English proficiency, especially English communication skills.

Our proprietary online and mobile education platforms, particularly our Air Class platform, are critical to students’ learning experience. The Air Class platform integrates a number of features that allows us to closely simulate, and in some ways surpass, a traditional classroom experience. Our 51Talk mobile app, which serves as an integral part of our students’ overall learning experience, allows students to book and manage lessons, access pre-lesson preparation and review materials, and take lessons at locations of their choice. Approximately 99.4% of our active students utilized our mobile app in the three months ended December 31, 2022.

Our net revenues from international business increased from nil in 2020 to US$0.8 million in 2021, and to US$15.0 million in 2022. Our gross billings from international business increased from nil in 2020 to US$3.5 million in 2021 and to US$28.7 million in 2022. Such increase in our gross billings in 2022 is mainly because we divested the China Mainland Business since June 2022 and focus on development of international business. We define gross billings for a specific period as the total amount of cash received for the sale of course packages and services in such period, net of the total amount of refunds in such period. We incurred net loss from international business of nil, US$4.2 million and US$12.8 million in 2020, 2021 and 2022, respectively.

The following table sets forth our key operating data of international business for the periods indicated:

	For the Year Ended December 31,
	2020	2021	2022
Summary of Operating Data
Gross billings (1) (in US$ millions)	—	3.5	28.7
Active students with general lesson consumption (2) (in thousands)	—	3.8	26.4
Paying students (3) (in thousands)	—	4.0	25.3
Average spending per paying student (in US$ thousands)	—	1.0	1.1

Notes:

(1)	“Gross billings” for a specific period refer to the total amount of cash received and receivable from third party payment platforms for the sale of course packages and services in such period, net of the total amount of refunds in such period. Data here were from our internal business system and converted with corresponding quarterly exchange rate, which may lead to differences with bank records.
(2)	An “active student with general lesson consumption” for a specified period refers to a student who booked at least one paid lesson, excluding those students who only attended paid live broadcasting lessons or trial lessons. A lesson is considered “booked” when it is taken or when the student to such lesson is confirmed absent.
(3)	A “paying student” for a specified period refers to a student that purchased a course package during the period, excluding those students who only paid for live broadcasting lessons or trial lessons, and the total number of “paying students” for a specified period refers to the total number of paying students for such period minus the total number of students that obtained refunds during such period.

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

Live lessons

One-on-one lessons with foreign tutors

We believe one-on-one live lessons foster the interactions between students and tutors as well as afford students tutors’ individual attention, which are key to an effective English learning experience. Each student has access to a large pool of qualified foreign tutors. Students have the flexibility to select tutors based on a wide range of attributes, including their rating and feedback from other students, as well as teaching aptitudes and characteristics. We also cross reference students’ English proficiency, learning progression, age group, profession, gender and platform engagement against certain traits of our teacher base to provide each student an individualized shortlist of most suitable tutors.

Lessons are typically 25 minutes long. Tutors and students interact using real-time audio and visual streaming technology. Our proprietary Air Class platform allows students to see the teacher and view the interactive white boards and course materials, on their desktop, laptop or mobile device. This makes the instructional process more efficient and the learning experience more interactive.

Our tutors provide instructions using our standardized curriculum. Within the framework of our standardized course materials, our one-on-one lesson format allows our tutors to adjust the pace of each lesson according to student performance and reaction, thus accommodating students across all learning curves.

In order to give students a consistent and seamless learning experience from different tutors, after each lesson tutors record in memos the strengths of the students, summaries of knowledge points and areas that need improvement and other information that would be helpful to tutors of future lessons. These memos allow subsequent tutors to be briefed on the student’s learning background and to continue to provide the student an adaptive and effective learning experience. Furthermore, these memos are also made available to students as a study tool.

A substantial majority of our foreign tutors are Filipino tutors.

Effective Practice

Students are required to preview course materials through the AI-empowered knowledge preview. Pre-lesson learning is particularly important, as such process allows students to engage in more productive interactions with tutors or other students during live lessons.

Our AI-empowered knowledge preview aims to develop students’ English speaking, listening, reading and writing skills. It contains preview sessions of subsequent All-round Proficiency lessons, intriguing students’ curiosity to the following main lessons. Our AI-empowered knowledge preview also features audio functions that allow students to hear the correct pronunciation of key vocabulary words and model sentences. Students can record their pronunciation of individual words to be graded by our system. To build a more instinctive understanding of the English language for our students, our pre-lesson studying system relies on graphic illustrations to explain the meaning of vocabulary and phrases.

Tutors

Our teaching staff is critical to the quality of our programs and to promoting our brand and reputation. We have assembled a large pool of tutors in the Philippines. Our tutors deliver lessons based on their individual availability, at appropriate locations of their choice, and are paid according to the number of lessons they teach. Tutors who deliver paid lessons are generally engaged by us as independent contractors. As of December 31, 2022, we had approximately 2.7 thousand foreign tutors qualified to deliver lessons on our platform.

Teacher engagement

The individual skill sets and backgrounds of prospective tutors, combined with our rigorous selection and training program, have enabled us to build a team of passionate and patient tutors who are highly qualified to assist students in meeting their learning objectives.

We attract applicants through various online social media platforms and career websites and regularly participate in job fairs. We also reach out to prospective tutors through major job posting portals. Our tutors are attracted to our platform as it allows them to utilize their English skills to receive competitive service fees and gives them the opportunity to interact with students.

To ensure the quality of our tutors, we seek tutors capable of, and preferably experienced in, delivering effective instruction. Given the interactive nature of our live lessons, we seek to engage tutors who have a strong command of the English language and good communication skills.

Tutor training and development

Through the ongoing enhancement and refinement of our teaching methods and teacher training, our tutors are able to develop the skills necessary to more effectively communicate key learning points from our proprietary curriculum to our students. We believe that empowering our tutors with these skills is essential to maintaining our leading position as online and mobile education platforms and improving student experience and ensuring that our students receive quality education.

Our newly engaged tutors are generally required to undergo standard training programs that focus on our curriculum and teaching skills in a live lesson setting, as well as the specific learning behavior and objectives to a typical English-learning student. Our trainers also provide customized training based on a new teacher’s educational background and previous professional experience. New tutors also learn how to use our proprietary Air Class platform and how it can improve their teaching effectiveness. After completing our new teacher training program, the candidates will be assessed by our team of experienced evaluators before they are allowed to offer lessons on our platform.

To ensure our tutors continue to improve, we offer standardized training modules based on their progress and experience level on our platform. Our tutors are ranked according to a six-star scale and most of them begin their careers as one-star tutors. In order to advance through our system, tutors must maintain high student ratings and complete the training modules. Our training program is updated and customized based on changes to our curriculum and feedback from our quality assurance team and students. We also operate a quality assurance team to monitor teacher performance, review recordings of lessons based on random samplings and handle student complaints.

We plan to maintain this level of commitment to our tutors as we expand our platform and develop our tutors’ capabilities through partnerships with training and certification bodies in the future.

Tutor evaluation and promotion

We collect student feedback on our tutors on a regular basis. Each teacher’s rating and student reviews are publicly available to students. Tutors with higher ratings and more favorable reviews tend to earn higher incomes as their teaching lessons are signed up by students more quickly.

We offer our tutors career advancement prospects with competitive service fees. The service fees of our tutors are based on student reviews, number of lessons taught and the completion of on-going training. Each advancement along the seven-star system results in a pay raise for each lesson taught. We also offer our tutors discretionary merit-based incentive bonuses, as well as opportunities for tutors who aspire to further their career in teacher training or course development based on their performance and capability.

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

We currently offer three flagship courses, namely Classic English Junior and Classic English. We complement our flagship offerings with AI-empowered knowledge preview and AI-empowered reading lessons.

Classic English Junior and Classic English

Classic English Junior is taught by foreign tutors and taken by K-12 students in countries and regions outside of mainland China. After the Alleviating Burden Opinion was released in July 2021, we stopped selling Classic English Junior course to K-12 students in mainland China. Classic English is taught by foreign tutors and taken by post-secondary students outside of mainland China. Our proprietary Classic English curriculum and course materials were developed under the guidance of the CEFR and are grouped into six general stages of English proficiency, splitting across a total of 16 levels. In addition to being guided by the CEFR, our proprietary Classic English Junior curriculum and course materials are developed under the further guidelines of the Content and Language Integrated Learning teaching method, and are split across 11 levels (from LS, L0 to L9) in aggregate.

Other Courses

In response to strong demand from local users, we also launched the “All-round Mandarin Chinese Course” for children aged four to 12 in Hong Kong, which caters to the local demand for learning Mandarin language skills. In 2023, our plan is to invest more resources on expanding our Chinese language business to more countries and regions.

Course Content Development

Team

We have dedicated course content development teams based in Beijing and Manila, employing a total of eight professionals as of December 31, 2022. Our content development team members focus exclusively on developing, updating and improving our curriculum and course materials. We leverage the familiarity of our professionals in Beijing with the learning patterns of Chinese students to produce customized and high-quality course material for our students.

Process

Our Classic English Junior and Classic English course materials and content for substantially all of our popular specialty courses are developed in-house.

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

Online Education Platform

Proprietary Air Class platform

We developed our proprietary Air Class platform, which includes innovative features that closely simulate, and in some ways surpass, a traditional classroom learning experience, such as the interactive white board that allows tutors to highlight in real-time specific text phrases or important points to students. Our Air Class platform integrates high quality video and audio streaming features to create an interactive learning experience for our students. Each aspect of our holistic learning solution is available through our Air Class platform. The Air Class platform is available online and through our mobile app.

Mobile app

Our mobile platform is an integral part of our students’ overall learning experience. Through our mobile app, we enhance the learning experiences of our students with better flexibility and higher frequency of engagement. It allows students to book and manage lessons, access pre-lesson preparation and review materials and take lessons over their mobile devices. It also supports live lessons with features specifically designed for mobile devices. We continually upgrade and optimize our mobile app to improve our student experience. Approximately 99.4% of our active students accessed our mobile platform at least once during the three months ended December 31, 2022. We offer our mobile app on both iOS and Android.

Students

In 2020, 2021 and 2022, we had nil, 3.8 thousand and 26.4 thousand active students with general lesson consumption from international business, respectively. An “active student with general lesson consumption” for a specified period refers to a student who booked at least one paid lesson, excluding those students who only attended paid live broadcasting lessons or trial lessons. A lesson is considered “booked” when it is taken or when the student to such lesson is confirmed absent.

Student Services

We employ a service-oriented approach and devote significant resources to developing course-related support and services for our students.

Our technology support personnel are available during lesson hours to monitor and provide real-time support services to students encountering technical difficulties.

In addition to the student services described above, our general student service representatives counsel potential and existing students on our courses, assist in course-package purchases, handle student complaints and provide other support services. They are available online and by phone between 9:00 a.m. and 9:00 p.m., seven days a week. Our dedicated general student service team had four outsourced personnel as of December 31, 2022. We engage student service personnel from candidates with good communication skills and student service ethics and provide on-the-job training for our new staffs. We conduct ongoing evaluations of our student service staff and provide periodic training to improve their skills.

Sales and Marketing

Since the release of the Alleviating Burden Opinion, we have ceased our branding and marketing activities in mainland China and now we only promote our new business offering in countries and regions outside of mainland China. As a result, we have revamped our marketing model for the international markets. We marketed our platform through a combination of online and offline channels. For the online channel, we use advertising via content platforms. For the offline channel, we use promotions as well as hosting joint activities with brands from other segments.

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

Channels

Online channels

We place online and mobile advertisements mainly on search engines and conduct marketing on leading social media platforms and web portals in countries and regions outside of mainland China. We also place banner advertisements on popular internet education platforms and apps, as well as mobile news apps. As part of our efforts to increase K-12 enrollment in countries and regions outside of mainland China, we also place advertisements on online parenting community portals and regional information flow in order to reach a broader audience of parents of prospective students there.

Referrals

We have historically generated a significant percentage of our sales leads through word-of-mouth referrals by our students and parents. New enrollments through word-of-mouth referrals have benefited from the rapid growth in our student base, as well as our reputation, brand and the proven learning results of our students. We integrated social network functionalities into our mobile app and utilize social network platforms such as WeChat, WhatsApp, Line, Messager, etc. to encourage post-secondary students to share their learning experience with their friends. We also promote our brand through referrals by our students and parents. For the fourth quarter of 2022, the referral rate was 56.1%. We define the referral rate of students for a certain period as the percentage of new paying students in such period who indicated to us that they were referred by other people to our platform.

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

We offer free trial lessons to prospective students. In addition to giving prospective students a preview of our interactive learning experience, we also use free trial lessons to assess the English proficiency of prospective students. A majority of our free trial lessons are delivered by our free trial tutors, who are our full-time employees. We have a highly selective process for free trial tutors. Free trial tutors must also participate in regular training programs. A significant portion of the training programs for free trial tutors concerns salesmanship and client communication.

Once prospective students have completed their trial lessons, our dedicated course consultants will offer feedback on the results of their English proficiency assessment, as well as introduce our holistic learning solution to prospective students. Based on this assessment and the data we had gathered from the student questionnaires, our course consultants recommend an appropriate starting level and provide advice as to the most appropriate course package and study plan for each prospective student. As of December 31, 2022, we had a total of 170 (including 14 full-time employees and 156 outsourced personnel) dedicated course consultants.

After a student has purchased a course package, the student is assigned to an account manager who provides personalized and ongoing support services. Our account managers track the English proficiency progress as well as the lesson booking and participation status of each student. Our account managers also assist students with future lesson bookings and course selection to increase their activity level on our platform and regularly communicate with our students to solicit their feedback on our education program, such as teaching quality and learning experience. As of December 31, 2022, we had a total of 110 (including 4 full-time employees and 106 outsourced personnel) account managers. Our account manager team plays a critical role in increasing the course package upgrades and renewals among our students.

Students who took free or paid short-duration trial lessons, but who did not book any paid lesson, are not counted as “active students with general lesson consumption.”

Fees

We offer the following payment plans for our students:

Prepaid credit Packages. We offer prepaid credit packages of 55 lesson credits to 200 lesson credits to international students. We have prepaid credit packages with minimum monthly consumption of eight to fifteen credits in different countries and regions to help international students build study habits. To offer our students more options and especially during promotional campaigns, we also offer different types of prepaid credit packages with various number of credits.

We accept fee payments through major third-party online payment channels, including Airwallex, Stripe, Paypal, Atome, Payermax, Checkout, Ipay88 and bank transfer. We offer fee refunds upon student request in accordance with the Alleviating Burden Opinion and other relevant regulations. As of December 31, 2022, we had no outstanding refunds to be made to students in mainland China.

Competition

The international online language education services market is generally fragmented, rapidly evolving and highly competitive. We face competition in general language proficiency education, as well as in K-12 and other specialized areas of language education, from existing online and offline companies. We face competition from other companies that provide online language education as well as from those that provide traditional offline language education abroad. We also face competition from other online and mobile platforms or internet companies that plan to expand their business into language education.

We believe that the principal competitive factors in our markets include the following:

●	scope and quality of course offerings;
●	quality and performance of the tutors;
●	overall student experience and satisfaction;
●	brand recognition;
●	ability to effectively market course offerings to a broad base of prospective students;
●	cost-effectiveness of courses;
●	ability to provide students access to courses; and
●	ability to align course offerings to specific needs of students.

We believe that we are well-positioned to effectively compete in the markets in which we operate on the basis of our innovative approach to online language education, immersive and interactive learning environment, scalable and efficient business model, extensive and high-quality teacher network, high course quality, strong course development capabilities and experienced management team. However, some of our current or future competitors may have longer operating histories, greater brand recognition, or greater financial, technical or marketing resources than we do. For a discussion of risks related to competition, see “Item 3. Key Information—D. Risk Factor—Risk Related to Our Business and Industry—We face significant competition, and if we fail to compete effectively, we may lose our market share or fail to gain additional market share, which would adversely impact our business and financial conditions and operating results.”

Seasonality

Seasonal fluctuations have affected, and may affect our business in the future. Seasonal fluctuations affected our business when we focused on lessons for K-12 students in countries and regions, and has continued to affect our business as we shifted to new countries and regions. Due to our limited operating history and the fact that we just shifted our focus from lessons for Chinese K-12 students to new business models and service offerings, the seasonal trends that we have experienced in the past may not be indicative of our future operating results. Our financial condition and results of operations for future periods may continue to fluctuate. See “Item 3. Key Information—D. Risk Factor—Risks Related to Our Business and Industry—Our results of operations have been and may continue to be subject to seasonal fluctuations.”

Insurance

We do not maintain any liability insurance or property insurance policies covering students, equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. We do not maintain business interruption insurance, nor do we maintain key-man life insurance. We maintain personal accident insurance for all employees after six months of employment in mainland China, maintain commercial medical insurance for our management and employees in mainland China and Malaysia and provide government-mandated medical insurance to all of our employees in the Philippines and mainland China, with supplementary medical insurance to certain of our employees in the Philippines and mainland China. Uninsured injury or death to our staff, or damage to any of our equipment or buildings could have a material adverse effect on our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have limited insurance coverage for our operations in the countries and regions where we operate our business, which could expose us to significant costs and business disruption.”

Government Regulations

Philippine Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in the Philippines.

Regulations on Data Privacy

The Republic Act No. 10173 (the “Data Privacy Act of 2012” or the “DPA”), its implementing rules and regulations, and the issuances of the National Privacy Commission (the “NPC”) govern the processing of all types of personal information. The DPA applies to any natural or juridical person involved in the personal information processing such as the personal information controllers and processors who, although not found or established in the Philippines, use equipment that are located in the Philippines, or those who maintain an office, branch or agency in the Philippines, subject to certain exceptions. The DPA expressly requires that before a personal information controller or processor can collate, process, and then use or share personal data, the personal information controller or processor must have a lawful criterion or basis for processing, such as consent (which is defined as any freely given, specific, informed indication of will, whereby the data subject agrees to the collection and processing of his or her personal data). Such entity must also register with the NPC and appoint a data protection officer.

The DPA and its implementing rules require personal information controllers and processors to have a data protection officer or compliance officer who shall be accountable for ensuring compliance with applicable laws and regulations for the protection of data privacy and security. Personal information controllers and processors must also (i) conduct a privacy impact assessment as part of the organizational security measures pursuant to NPC Advisory No. 2017-03, and (ii) register its personal data processing system if (a) it employs more than 250 persons, (b) it employs less than 250 persons but the processing undertaken is likely to pose a risk to the rights and freedoms of the data subject or is not occasional, or involves the processing of sensitive personal information of at least 1,000 individuals, pursuant to NPC Circular No. 17-01.

Personal information controllers and processors are also required to constitute a data breach response team and proper documentation under NPC Circular No. 2016-03.

Regulations on Cybersecurity

BSP Circular No. 808, Series of 2013 provides for the guidelines on technology risk management applicable to all BSP-supervised institutions and requires BSP supervised institutions to establish a robust technology risk management system covering the following components: (1) technology governance, (2) risk identification and assessment, (3) technology control implementation, and (4) risk measurement and monitoring.

Regulations on Competition Law

The Philippine Competition Act (the “PCA”) is the primary competition policy of the Philippines. It came into effect on August 8, 2015, and was enacted to provide free and fair competition in trade, industry and all commercial economic activities. The PCA prohibits practices that restrict market competition through anti-competitive agreements or conduct and abuse of a dominant position, and requires parties to notify and obtain clearance for certain mergers and acquisitions. The PCA prescribes administrative fines of up to PHP275 million and criminal penalties of imprisonment up to seven years for violations of its provisions.

On September 11, 2020, the Bayanihan to Recover As One Act (the “Bayanihan 2”) was passed which, among others, exempted all mergers and acquisitions with transaction values below PHP50 billion from compulsory notification under the PCA if entered into within a period of two years from the effectivity of Bayanihan 2 (i.e., until September 15, 2022). Pre-Bayanihan 2 thresholds are PHP6 billion for the Size of Party Test and PHP2.4 billion for the Size of Transaction Test, which will be applicable to transactions entered after September 15, 2022 (subject to annual adjustment based on the Gross Domestic Product of the Philippines).

Bayanihan 2’s suspension power to review transaction motu proprio by the Philippine Competition Commission (“PCC”), including transactions that do not meet the thresholds for compulsory notification, expired on September 15, 2021. Thus, the PCC is now once again able to review transactions motu proprio. Particularly, the PCC has the power to review, motu proprio, mergers and acquisitions which it believes, based on reasonable grounds, are likely to substantially prevent, restrict or lessen competition in the market.

Regulations on Employment

Independent Contractor

Contracting and subcontracting of work is allowed but is heavily regulated by the Philippine Labor Code and Department of Labor and Employment Department Order No. 174, series of 2017. There is legitimate contracting where the contractor (i) conducts an independent business; (ii) with adequate capital to do the job and pay its people; and (iii) exercises direct control over the performance of the workers. “Control” refers to the right reserved to the person for whom the services of the contractual workers are performed, to determine not only the end to be achieved, but also the manner and means to be used in reaching that end. On the other hand, the law prohibits labor-only contracting, which is where the person supplying workers to an employer does not have substantial capital or investment, and the workers recruited and placed by such contractor/subcontractor are performing activities which are directly related to the principal business of such employer, or when the contractor or subcontractor does not exercise the right to control over the performance of the work of the employee. In such cases, the contractor, subcontractor, or intermediary shall be considered merely as an agent of the employer who shall be responsible to the workers in the same manner and extent as if the latter were directly employed by him.

Regulations on Tax

On January 1, 1998, Republic Act No. 8424, otherwise known as the “National Internal Revenue Code,” or NIRC, took effect. Since NIRC came into effect, numerous laws have been passed to amend the various provisions within the NIRC.

On March 26, 2021, the Corporate Recovery and Tax Incentives for Enterprises (CREATE) was signed into law as Republic Act No. 11534 and took effect on 11 April 2021. Under this law, the corporate income tax rates for domestic and resident foreign corporations was reduced from thirty percent (30%) to twenty-five percent (25%).

However, there are instances wherein corporations are not subject to the twenty-five (25%) corporate income tax rate for a certain amount of time. One example is entities registered with the Philippine Economic Zone Authority, or PEZA.

Under the CREATE law, such entities are entitled to fiscal incentives including income tax holiday or 100% exemption from corporate income tax for a period of four (4) to seven (7) years. After such time, the PEZA registered corporation shall enjoy a special corporate income tax rate of 5% on gross income earned in lieu of all national and local taxes, or enhanced deduction for five (5) to ten (10) years. PEZA entities will also enjoy tax and duty free importation of raw materials, capital equipment, machineries, spare parts or accessories.

The number of years an entity is entitled to the incentives is determined by the location of the entity and the type of business or activity it is engaged in.

Philippine Economic Zone Authority (“PEZA”)

PEZA is an attached agency to the Department of Trade and Industry. It is tasked to promote investments, extend assistance, register, grant incentives to, and facilitate the business operations of investors in export-oriented manufacturing and service facilities located inside selected areas throughout the Philippines which are proclaimed by the President of the Philippines as PEZA Special Economic Zones. The PEZA oversees and administers incentives to developers/operators and locators in PEZA Special Economic Zones.

On December 19, 2014, Philippines Co II was registered with the PEZA as an Ecozone IT Enterprise. As an IT Enterprise within the PEZA jurisdiction, seventy percent (70%) of the total revenues derived by Philippines Co II must come from clients outside the Philippine jurisdiction.

According to the CREATE law, those granted an income tax holiday prior to the effectivity of the law and are entitled to 5% tax on gross income earned shall be allowed to continue to avail of the five percent (5%) gross income earned incentive for ten (10) years while those availing of the five percent (5%) tax on gross income earned prior the effectivity of the law shall be allowed to continue availing the said incentive for ten (10) years. The said ten (10) year period is set to expire in 2024.

However, after such time, PEZA registered entities will be levied the same tax rate (i.e., 25% corporate income tax) as other Philippine corporations.

Singapore Regulations

Regulations on Data protection

Personal Data Protection Act 2012 (the “PDPA”)

The PDPA requires organizations to, among others, (a) notify individuals of the purposes for the collection, use and disclosure of their personal data (being data, whether true or not, about an individual who can be identified from that data or other accessible information) (b) obtain the individual’s consents against such notified purposes prior to the collection, use or disclosure of their personal data, and (c) provide individuals with the right to access and correct their own personal data. Organizations have mandatory obligations to assess data breaches they suffer, and to notify the Personal Data Protection Commission (“PDPC”), which administers and enforces the PDPA, and where applicable, the relevant individuals where the data breach is (or is likely to be) of a significant scale or resulting in (or is likely to result in) significant harm to individuals. Other obligations that organizations must comply with relate to accountability, protection, retention, and requirements around the international transfers of personal data.

In addition, Do-Not-Call (“DNC”) requirements require organizations to, among others, check “Do-Not-Call” registries prior to sending specified marketing messages addressed to Singapore telephone numbers, through voice calls, fax or text messages, unless clear and unambiguous consent to the sending of the message to their number was obtained from the individual.

The PDPC may impose sanctions in connection with the improper collection, use and disclosure of personal data and certain failures to comply with the PDPA, including the DNC requirements. Organizations who contravene provisions of the PDPA may be liable for a financial penalty of up to SGD 1 million or 10% of the organization’s annual turnover in Singapore (where the organization’s annual turnover in Singapore exceeds SGD 10 million) (whichever is higher) and / or imprisonment.

The PDPC has also indicated that it will be issuing further guidelines later in 2023 in relation to children’s personal data. These guidelines will set out standards for social media services and companies whose products interface with children. However, the exact contents of the guidelines are not publicly available at this juncture.

Regulations on Online Content and Broadcasting

The Broadcasting Act 1994 “(“BA”) of Singapore prohibits the provision of certain broadcasting services, including internet content, in or from Singapore without a license issued by the Infocomm Media Development Authority (“IMDA”). The IMDA is the regulator of the information, communications and media sectors in Singapore. Under the BA, no person may provide any ‘licensable broadcasting services’ (including computer on-line services) “in or from Singapore” without a broadcasting license granted by the IMDA. The BA sets out an automatic class licensing scheme for computer online services provided by internet content providers. An internet content provider includes a corporation which provides any program for business purposes on the internet. If the content provided via the computer online services includes content relating to political or religious content in Singapore, the provider of such content would have to register itself with the IMDA.

Internet content providers are in general mandated to be automatically class licensed without any need to make specific applications to the IMDA, and are required to comply with the conditions of the class license and the Internet Code of Practice. As an internet content provider, we are obliged to use our best efforts to ensure that prohibited material (which refers to material that is objectionable on the grounds of public interest, public morality, public security, national harmony, offends good taste or decency, or is otherwise prohibited by applicable Singapore laws) is not broadcast via the internet to users in Singapore, and we are also required to deny access to any prohibited material if directed to do so by the IMDA. Companies that contravene the class license conditions or the Internet Code of Practice may face administrative sanctions such as suspension or cancelation of license, or fines.

Under the Online Safety (Miscellaneous Amendments) Act (“OSMAA”), which has recently come into effect on 1 February 2023, Online Communication Services (“OCS”) accessible by Singapore users are subject to regulation under Part 10A of the BA. The OCS to which the OSMAA applies to are set out in the Fourth Schedule to the BA, which at present includes only social media services. Under the OSMAA, the IMDA can, among other things, issue directions to disable access by Singapore users to egregious content found on OCSs. Egregious content includes content advocating or instructing on suicide or self-harm, physical or sexual violence and terrorism; content depicting child sexual exploitation; content posing public health risks in Singapore; and content likely to cause racial and religious disharmony in Singapore. The directions include (a) directions to an OCS provider to disable access by Singapore users to the egregious content on the service, (b) directions to an OCS provider to stop the delivery or communication of content to Singapore users, and (c) direction to an Internet access service provider to block access by Singapore users to the non-compliant OCS if the OCS provider fails to comply with IMDA’s directions. Under the BA, OCS providers to whom a direction has been issued have a duty to take all reasonably practicable steps to comply with the direction, and non-compliance with a direction by IMDA constitutes a criminal offense, punishable with a fine. The IMDA may also designate OCSs with significant reach or impact as Regulated Online Communication Services (“ROCS”). The ROCS providers will be required to comply with Codes of Practice which may require them to put in place systems and processes on their services to mitigate the risks of danger to Singapore users from exposure to harmful content and provide accountability to their users on such measures.

In addition, to the extent that our platforms or services enable our users to transmit online content to each other or access third party online content, we would be an internet intermediary under the Protection from Online Falsehoods and Manipulation Act 2019 of Singapore, or POFMA. POFMA empowers any Singapore government minister to direct the POFMA Office to issue certain directions to internet intermediaries whose internet intermediary service had been used to communicate a false statement of fact in Singapore, if the minister is of the opinion that it would be in the public interest to do so. Such directions would include: (a) targeted correction directions, which require the internet intermediary to communicate a correction notice on its service to all end-users in Singapore who accessed the offending false statement of fact after a specified time; and (b) disabling directions, which require the internet intermediary to disable access by end-users in Singapore to the offending false statement of fact being communicated on or through its service. Companies may be fined if they fail to comply with directions issued under POFMA without reasonable excuse.

Under the Foreign Interference (Countermeasures) Act (“FICA”), the Singapore Government is empowered to implement countermeasures to prevent, detect and disrupt foreign interference in domestic politics conducted through (i) hostile information campaigns and (ii) local proxies (Politically Significant Persons). For example, FICA empowers the Minister for Home Affairs to issue FICA directions to various entities such as social media services, relevant electronic services, internet access services, as well as persons who own or run websites, blogs or social media pages, to help the authorities investigate and counter hostile communications activity that is of foreign origin. Examples of directions that can be issued include directions for a communicator to take down their content, for an internet intermediary such as a social media service to take down their content, or suspend or disable the account, such that the content is not viewable by end-users in Singapore. Non-compliance with directions is an offense. Companies should be prepared to comply with such directions under FICA from a technical/operational perspective in relation to content carried on their online platforms.

Hong Kong Regulations

Regulations on Education

The Education Ordinance (Chapter 279 of the Laws of Hong Kong) sets out the requirements for schools and educational institutions in Hong Kong, including the curriculum, teacher qualifications, and student assessment. Companies that offer online courses or other educational services are required that their offerings meet the standards set out in the Education Ordinance. Companies may also need to obtain licenses or approvals from the Education Bureau or other relevant authorities before offering their services. Companies that violate the regulations may be subject to fines and other penalties. For example, the Education Bureau may impose fines on companies that are found to be operating without the necessary licenses or approvals, or that are in violation of the curriculum or assessment requirements set out in the Education Ordinance.

Regulations on Data Privacy and Cybersecurity

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong), or the PDPO, regulates the collection, storage, use, and disclosure of personal data in Hong Kong. The PDPO came into effect in December 1996 and was later significantly amended in 2012 and 2021. The PDPO imposes a statutory duty on data users to comply with the requirements of the six data protection principles contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a data protection principle unless the act or practice, as the case may be, is required or permitted under the PDPO. Non-compliance with a data protection principle may lead to a complaint to the Privacy Commissioner for Personal Data. The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/ or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense which may lead to fines and imprisonment. For example, the Personal Data (Privacy) Ordinance allows for fines of up to HKD 50,000 and imprisonment for up to two years for certain offenses, such as unauthorized access to personal data.

The PDPO also gives data subjects certain rights. In particular, companies that collect personal data must obtain the consent of individuals before collecting their data, and must use that data only for the purposes for which it was collected. Companies must also take appropriate measures to protect the security of that data, including implementing data protection policies and procedures, and ensuring that data is stored securely. The PDPO criminalizes, including, but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent.

Regulations on Copyright

The Copyright Ordinance (Chapter 528 of the Laws of Hong Kong), which came into effect in June 1997, protects intellectual property rights in Hong Kong, including copyright and related rights. On 16 December 2022, the Copyright (Amendment) Ordinance 2022 (“Amendment Ordinance”) was gazetted, with a view to modernize the Hong Kong copyright regime under the Copyright Ordinance. The effective date of the Amendment Ordinance will be confirmed shortly. Five key areas of changes are introduced under the new regulatory framework, including, among others, a technology-neutral communication right for copyright owners to communicate their works to the public via any mode of electronic transmission and criminal sanctions against infringers making unauthorized communication of copyright works to the public.

Regulations on Anti-discrimination

Hong Kong has various anti-discrimination laws, including the Sex Discrimination Ordinance, the Disability Discrimination Ordinance, and the Race Discrimination Ordinance, to prohibit discrimination against a person on the grounds of sex, marital status, pregnancy, disability, family status, and race. These ordinances are applicable in different areas, including employment, education, provision of goods, services, or facilities, and disposal or management of premises. Companies may be subject to anti-discrimination laws, if their course offerings discriminate against any particular group of individuals. For example, companies should ensure that online courses and materials are accessible to individuals with disabilities, and that their marketing materials do not contain discriminatory language or images.

Regulations on Consumer Protection

The main piece of legislation in Hong Kong is the Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong) (TDO) which prohibits false and misleading trade descriptions of goods, including in advertising. An amendment to the law came into force in July 2013 and extended the application of the TDO. It created new offenses relating to advertising, including (i) false trade descriptions relating to services, (ii) misleading omissions, and (iii) certain aggressive or unfair commercial practices.

Malaysia Regulations

Regulations on Education

The Education Act sets out the regulations surrounding education in Malaysia, including requirements for licensing and accreditation of educational institutions. The Education Act also sets out the qualification requirements for tutors who offer courses or other educational services in Malaysia, including having the necessary degrees and certifications to teach their respective subjects. The Ministry of Education oversees the education system in Malaysia and has the power to regulate and enforce educational standards. Companies that provide courses or other educational services in Malaysia must also comply with the ministry’s regulations and requirements. Companies that offer courses or other educational services in Malaysia must obtain the necessary licenses and approvals from the Ministry of Education. Failure to obtain the necessary licenses can result in fines, legal action, or other penalties. Under the Education Act, companies that offer courses or other educational services without the necessary licenses and approvals may face fines of up to RM100,000 or imprisonment for a term not exceeding two years, or both. In addition, the Ministry of Education may take legal action to obtain an injunction to stop the company from operating.

The Malaysian Qualifications Agency is responsible for accreditation and quality assurance of educational institutions in Malaysia. Education technology companies that offer courses or other educational services must comply with the agency’s requirements for accreditation and quality assurance. Companies that offer courses or other educational services in Malaysia must comply with the accreditation requirements set out by the Malaysian Qualifications Agency, including ensuring that their courses meet the agency’s standards for quality and rigor.

Regulations on Personal Data Protection

The Personal Data Protection Act 2010 regulates the processing of personal data in the course of commercial transactions in Malaysia, and is enforced by the Personal Data Protection Commissioner. Broadly, the Personal Data Protection Act 2010 sets out key data protection principles which must be adhered to by data users (i.e., a person who either alone or jointly or in common with other persons processes any personal data or has control over or authorizes the processing of any personal data, but does not include a processor) in Malaysia, which include (i) the requirement to obtain consent prior to processing an individual’s personal data; (ii) the requirement to provide written notice to individuals in both English and the Malay language stating, among other things, the purposes for which the personal data will be processed, the classes of third parties to whom personal data will be disclosed, and the individual’s right of access; (iii) obligation to ensure that the personal data collected will be processed in a safe and secure manner; (iv) obligation to ensure that personal data processed will not be kept longer than is necessary, and (v) taking reasonable steps to ensure that personal data is accurate. The Personal Data Protection Standard 2015 further prescribes the minimum requirement for data security in processing personal data. Infringement of the Personal Data Protection act and Personal Data Protection Act 2013 may result in fines and imprisonment.

Regulations on Communications and Multimedia

The Communications and Multimedia Act regulates the use of the internet and digital content in Malaysia, including ensuring that their advertising is truthful and not misleading. Under the Communications and Multimedia Act, companies that operate online without the necessary licenses and approvals may face fines of up to RM500,000, imprisonment for a term not exceeding five years, or both. The Malaysian Communications and Multimedia Commission may also take legal action to require the company to cease operations or to block access to its website or content. In addition, companies that violate advertising regulations under the Communications and Multimedia Act may face fines of up to RM50,000, imprisonment for a term not exceeding one year, or both. The Malaysian Communications and Multimedia Commission may also take legal action to require the company to remove the misleading or deceptive advertisement.

PRC Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in mainland China.

Regulations Relating to Intellectual Property Rights

Copyright and Software Registration

The NPC Standing Committee adopted the Copyright Law in 1990 and amended it in 2001, 2010 and 2020, respectively. According to the amended Copyright Law effective as of June 1, 2020, the definition of works has been revised that the expression of “cinematographic works and works created by methods similar to cinematographic production” has been amended to “audio-visual works,” which means that the scope of copyright protection has been further expanded. The amended Copyright Law has improved the relevant provisions on the protection of internet copyright, especially by substantially increasing the upper limit of legal damages for infringement and clarifying the principle of punitive damages. To address the problem of copyright infringement related to the content posted or transmitted over the Internet, the National Copyright Administration and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005, which became effective on May 30, 2005.

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001, and amended on January 8, 2011, and January 30, 2013, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration. In compliance with, and in order to take advantage of the above rules, as of December 31, 2022, we have registered 5 software copyrights in mainland China.

Patents

The NPC Standing Committee adopted the Patent Law of the People’s Republic of China in 1984 and amended it in 1992, 2000, 2008 and 2020, respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. The Patent Office under the National Intellectual Property Administration is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention, a ten-year term for a utility model and a fifteen-year term for design, starting from the application date. Except under certain specific circumstances provided by law, any third party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder. As of December 31, 2022, we held 5 patents and had 2 patents in the application process in mainland China.

Domain Name

In September 2002, the China Internet Network Information Center, or CNNIC, issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names, which was amended on May 28, 2012. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” On August 24, 2017, MIIT promulgated Administrative Measures for Internet Domain Names, repealing the Domain Name Measures since November 1, 2017. The efforts to undertake internet domain name services as well as the operation, maintenance, supervision and administration thereof and other relevant activities within the territory of mainland Chinashall thereafter be made in compliance with Administrative Measures for Internet Domain Names. On June 18, 2019, the CNNIC issued the Measures on Resolution of Disputes over National Top-level Domain Names, pursuant to which the domain name disputes shall be accepted and solved by a domain name dispute resolution body as recognized by the CNNIC.

Regulations on After-School Tutoring

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

Any violation of the foregoing shall be rectified. Moreover, the Alleviating Burden Opinion specifies a series of operating requirements that after-school tutoring institutions must meet, including, among other things, (i) after-school tutoring institutions shall not provide tutoring services on academic subjects during national holidays, weekends and school breaks; (ii) for online tutoring, each session shall be no more than thirty minutes and the training shall end no later than 9:00 p.m.; (iii) no advertisements for after-school tutoring shall be published or broadcasted in the network platforms and billboards displayed in the mainstream media, new media, public place and residential areas; (iv) the provision of international education courses is strictly prohibited; (v) fees charged for academic subjects tutoring in compulsory education shall be included into government-guided price management, and excessive high fees and excessive profit-seeking behaviors will be suppressed; (vi) government authorities will implement risk management and control for the pre-collection of fees by after-school tutoring institutions with requirements such as setting up third-party custodians and risk reserves, and strengthen supervision over loans regarding tutoring services; (vii) online tutoring for preschool-age children is prohibited, and offline academic subjects (including foreign language) tutoring services for preschool-age children is also strictly prohibited; (viii) no more approval of new after-school tutoring institutions providing tutoring services on academic subjects for pre-school-age children and students on grade ten to twelve will be granted; and (ix) administration and supervision over academic subjects tutoring institutions for students on grade ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion.

Regulations Relating to Foreign Investment

On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, which became effective on January 1, 2020. The Regulations on Implementing the Foreign Investment Law of the PRC adopted by the State Council on December 12, 2019, which came into effect on January 1, 2020, provides implementing measures and detailed rules to ensure the effective implementation of the Foreign Investment Law of the PRC. Pursuant to the Foreign Investment Law of the PRC, “foreign investors” means natural person, enterprise, or other organization of a foreign country, “foreign-invested enterprises” (FIEs) means any enterprise established under PRC law that is wholly or partially invested by foreign investors and “foreign investment” means any foreign investor’s direct or indirect investment in Mainland China, including: (i) establishing FIEs in Mainland China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (iii) investing in new projects in Mainland China either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations, or State Council provisions.

On December 30, 2019, the Ministry of Commerce and the State Administration of Market Regulation issued the Measures for the Reporting of Foreign Investment Information, which came into effect on January 1, 2020, and replaced the Interim Administrative Measures. Since January 1, 2020, for foreign investors carrying out investment activities directly or indirectly in China, the foreign investors or foreign-invested enterprises shall submit investment information to the commerce authorities pursuant to the abovementioned measures. Pursuant to the Measures for the Security Review of Foreign Investment, which was promulgated by the NDRC and the MOFCOM on December 19, 2020, and became effective on January 18, 2021, the office of the working mechanism for the security review of foreign investments is set up under the NDRC, which is led by the NDRC and the MOFCOM to undertake the routine work of the security review of foreign investments.

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

On December 27, 2021, the Ministry of Commerce, or the MOFCOM and the National Development and Reform Commission, or the NDRC, jointly promulgated the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Under such 2021 Negative List, pre-school education, senior high school education in grades 10 to 12, and higher education are in a restricted industry, meaning foreign educational organizations with relevant qualifications and experience and Chinese educational organizations are only allowed to operate pre-school education, senior high schools and higher education in cooperative ways by the form of a cooperative joint venture in the PRC. Foreign investment is banned from compulsory education, which means grades 1 to 9. Foreign investment is allowed in after-school tutoring services and training services which do not grant certificates or diplomas and non-academic vocational training institutions.

Regulations on Foreign Exchange

Foreign Currency Exchange

Pursuant to the Foreign Currency Administration Rules, as amended, and various regulations issued by SAFE on August 5, 2008, and other relevant PRC government authorities, RMB is freely convertible to the extent of current account items, such as trade related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, unless expressly exempted by laws and regulations, still require prior approval from SAFE or its provincial branch for conversion of RMB into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside of mainland China. Payments for transactions that take place within mainland China must be made in RMB. Foreign currency revenues received by mainland China companies may be repatriated into mainland China or retained outside of mainland China in accordance with requirements and terms specified by SAFE.

Regulations Relating to Foreign Exchange Registration of Overseas Investment by Mainland China Residents

The Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, issued by SAFE taking effect on July 4, 2014, regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by mainland China residents or entities to seek offshore investment and financing and conduct round trip investment in mainland China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by mainland China residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in mainland China by mainland China residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 requires that, before making contribution into an SPV, mainland China residents or entities are required to complete foreign exchange registration with the SAFE or its local branch. SAFE Circular 37 further provides that option or share-based incentive tool holders of a non-listed SPV can exercise the options or share incentive tools to become a shareholder of such non-listed SPV, subject to registration with SAFE or its local branch.

Mainland China residents or entities who have contributed legitimate domestic or offshore interests or assets to SPVs but have yet to obtain SAFE registration before the implementation of the SAFE Circular 37 shall register their ownership interests or control in such SPVs with SAFE or its local branch. An amendment to the registration is required if there is a material change in the SPV registered, such as any change of basic information (including change of such mainland China residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37, or making misrepresentation on or failure to disclose controllers of foreign-invested enterprise that is established through round-trip investment, may result in restrictions on the foreign exchange activities of the relevant foreign-invested enterprises, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant mainland China residents or entities to penalties under PRC foreign exchange administration regulations. On February 13, 2015, SAFE further promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. This SAFE Circular 13 has amended SAFE Circular 37 by requiring mainland China residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. Jack Jiajia Huang and Ting Shu, who directly or indirectly hold shares in our Cayman Islands holding company and who are mainland China residents have completed the initial foreign exchange registrations and amended their registrations to reflect our corporate restructuring in November 2014, but have not updated their registrations required in connection with our recent corporate restructuring.

Regulations on Stock Incentive Plans

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or SAFE Circular 7, issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are mainland China citizens or who are non-mainland China citizens residing in mainland China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a mainland China subsidiaries of such overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may lead to fines and legal sanctions and may also limit a company’s ability to contribute additional capital into its wholly foreign-owned subsidiary in mainland China.

In addition, the State Administration for Taxation, or the SAT, has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in mainland China who exercise share options or are granted restricted shares will be subject to individual income tax in mainland China. The mainland China subsidiaries of such overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the mainland China subsidiaries fail to withhold their income taxes according to relevant laws and regulations, the mainland China subsidiaries may face sanctions imposed by the tax authorities or other mainland China government authorities.

Regulations Relating to Employment and Social Insurance

The PRC Labor Law effective as of January 1, 1995 (as latest amended on December 29, 2018), and the PRC Labor Contract Law effective as of January 1, 2008 (as amended on December 28, 2012), set forth a series of provisions governing the labor relationship between employees and employers. The requirements include, among others, (i) a written labor contract shall be executed by an employer and an employee when the employment relationship is established, and an employer is under an obligation to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years; (ii) if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. The employer must also pay severance to an employee in nearly all instances where a labor contract, including a contract with an unlimited term, is terminated or expires; and (iii) All employers must compensate their employees equal to at least the local minimum wage standards. In addition, the government has continued to introduce various new labor-related regulations after the Labor Contract Law. Among other things, new annual leave requirements mandate that annual leave to be available for nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions. Moreover, all mainland China enterprises are generally required to implement a standard working time system of eight hours a day and forty hours a week, and if the implementation of such standard working time system is not appropriate due to the nature of the job or the characteristics of business operation, the enterprise may implement a flexible working time system or comprehensive working time system after obtaining approvals from the relevant authorities. In addition, employers in mainland China are obliged to pay contributions to the social insurance plan and the housing fund plan for their employees, and such contribution amount payable shall be calculated based on the employee actual salary in accordance with the relevant regulations.

Regulations Relating to Overseas Listing and M&A Rule

The Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, were jointly adopted by six PRC regulatory authorities, including China Securities Regulatory Commission, or CSRC, on August 8, 2006, and became effective as of September 8, 2006, and were later amended on June 22, 2009. This M&A Rule purports to require, among other things, offshore SPVs, formed for listing purposes through acquisition of mainland China domestic companies and controlled by mainland China companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. We believe that CSRC approval is not required in the context of our initial public offering as we are not a special purpose vehicle formed for listing purpose through acquisition of domestic companies that are controlled by our mainland China individual shareholders.

The new rules for the filing-based administration of overseas securities offerings and listings by Chinese domestic companies released on February 17, 2023, or New Filing Rules, establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. The New Filing Rules consist of six sets of rules, including the Trial Measure for Administration of the Overseas Securities Offerings and Listings by Domestic Enterprises, or the Trial measures and five guidelines. According to the New Filing Rules, (i) an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC; and (ii) the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offing activities. The New Filing Rules also set forth certain regulatory red lines for overseas offerings and listings by domestic enterprises. However, from March 31, 2023, enterprises that have been listed overseas shall constitute existing enterprises and are not required to conduct the overseas listing filing procedure immediately, but shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC.

On February 24, 2023, the CSRC, together with the MOF, the National Administration of State Secrets Protection, or the NAPSS, and the National Archives Administration of China, or the SAAC, issued the Provisions on Strengthening Confidentiality and Archives Administration of International Securities Offering and Listing by Domestic Companies, or the Archives Rules, which will come into effect on March 31, 2023. The Archives Rules reiterate that working papers produced in the PRC by securities companies and securities service providers for direct and indirect international offering and listing by domestic companies, should be retained in mainland China, and, without prior approval by competent authorities of mainland China, such working papers shall not be brought, mailed or otherwise transferred to recipients outside of mainland China. Furthermore, the Archives Rules establish a cross-border regulatory cooperation mechanism as prescribed in the PRC Securities Law and strengthen cross-border regulatory cooperation as prescribed in the New Filing Rules, which shifts the overall direction of cross-border supervision of international offering and listing from a “dominated by domestic regulators or depend on the conclusions of inspections by domestic regulators” approach to a “cross-border regulatory cooperation” mechanism.

The Archives Rules provide that, among other things, (i) in relation to the international offering and listing activities of domestic enterprises, the domestic enterprises are required to strictly comply with the relevant requirements on confidentiality and archives management, establish a sound confidentiality and archives system, and take necessary measures to implement their confidentiality and archives management responsibilities; (ii) during the course of an international offering and listing, if a domestic enterprise needs to publicly disclose or provide to securities companies, accounting firms or other securities service providers and international regulators, any materials that contain relevant state secrets, work secrets of government agencies or that have a sensitive impact (i.e., be detrimental to national security or the public interest if divulged), the domestic enterprise should complete the relevant approval/filing and other regulatory procedures; and (iii) working papers produced in mainland China by securities companies and securities service institutions, which provide domestic enterprises with securities services during their international issuance and listing, should be stored in mainland China, and the transmission of all such working papers to recipients outside of mainland China is required to be approved by competent authorities of mainland China.

C.	Organizational Structure

The following diagram illustrates our current corporate structure, which includes our significant subsidiaries and consolidated affiliated entities as of the date of this annual report:

51Talk Online Education Group
(Cayman)
(COE)
99.999993% (1)
99.999% (2)
100% (3)
China Online Innovations Inc.
(Philippines)
(Philippines Co II)
On Demand
English Innovations Inc.
(Philippines)
(Philippines Co III)
Helloworld
Online Education Group
(Cayman)
(Helloworld Online Cayman)
100% (6)
100%
100% (4)
HelloWorld Online
Education PTE.LTD.
(HelloWorld Online Singapore)
51Talk English
International Limited
(Hong Kong)
(COE HKCo II)
HelloWorld Online
Eductaion
Group (HK) Limited
(Helloworld Online HK)
100% (7)
51TALK TRAINING SDN.
BHD
(Malaysia)
(51TALK TRAINING MAS)
Outside PRC
Inside PRC
100% (5)
Beijing Helloworld Online
Technology Co., Ltd.
(PRC)
(Helloworld Online)
100%
Nanjing Helloworld Online
Information Technology Co., Ltd.
(PRC)
(Nanjing Helloworld Online)

Notes:

(1)	Each of Noel Lee, Huiru Yuan, Jennifer Que, Kenneth John Manlapaz, Samuel Celestino, Xing Liu and Wei Li holds 0.000001% of the equity interest in Philippines Co II. Each of Noel Lee, Huiru Yuan, Jennifer Que, Kenneth John Manlapaz, and Samuel Celestino is a director of Philippines Co II. Each of Xing Liu and Wei Li is a beneficial owner of us. We entered into contractual arrangements with these individual shareholders which provide us an exclusive option to purchase all of the individual shareholders’ equity interests in Philippines Co II and the power to exercise their shareholder rights.
(2)	Each of Cindy Chun Tang, Frank Lin, Rommel Quozon, Luzviminda Santos Castro and Anna Marie Rivera holds 0.0002% of the equity interest in Philippines Co III. Each of Cindy Chun Tang, Frank Lin, Rommel Quozon, Luzviminda Santos Castro and Anna

Marie Rivera is a director of Philippines Co III. We entered into contractual arrangements with these individual shareholders which provide us with an exclusive option to purchase all of the individual shareholders’ equity interests in Philippines Co III and the power to exercise their respective shareholder rights.
(3)	In July, 2018, HelloWorld Online Education Group, or HelloWorld Online Cayman, was incorporated as a wholly owned subsidiary of 51Talk Online Education Group.
(4)	In August 2018, HelloWorld Online Education Group (HK) limited, or HelloWorld Online HK, was incorporated as a wholly owned subsidiary of HelloWorld Online.
(5)	In September 2018, Beijing HelloWorld Online Technology Co., Ltd., or HelloWorld Online, was incorporated as a wholly owned subsidiary of HelloWorld Online HK.
(6)	In December 2021, HelloWorld Online Education Pte. Ltd., or HelloWorld Online Singapore, was incorporated as wholly owned subsidiary company of HelloWorld Online Cayman.
(7)	In April 2022, 51TALK TRAINING SDN. BHD, or 51TALK TRAINING MAS, was incorporated as a wholly owned subsidiary company of HelloWorld Online Singapore.

Contractual Arrangement with Our Subsidiaries in the Philippines and Its Shareholders

Under the Philippine Corporation Code, the business, assets and affairs of a corporation are handled and managed by a board of directors, which is composed of the number of individuals mandated under the corporation’s articles of incorporation. Philippine law further requires that each director own at least one share of stock in his or her name in the books of the corporation. In order to comply with the foregoing, there are seven individual shareholders of Philippines Co II and five individual shareholders of Philippines Co III, holding an aggregate of 0.000007% and 0.001% of the equity interest of Philippines Co II and Philippines Co III, respectively. We have entered into (i) contracts with Philippines Co II, and the shareholders of Philippines Co II; and (ii) contracts with Philippines Co III and the shareholders of Philippines Co III.

51Talk, Philippines Co II and the individual shareholders of Philippines Co II entered into exclusive option agreements on August 31, 2015. Under the exclusive option agreements by and among Philippines Co II, each of the shareholders of Philippines Co II and 51Talk, in consideration of the payment of US$1.0 by 51Talk, each of the shareholders irrevocably granted 51Talk a binding and exclusive right to purchase or designate one or more persons to purchase, equity interests in Philippines Co II then held by each shareholder at once or at multiple times at any time in part or in whole at 51Talk’s sole and absolute discretion to the extent permitted by Philippine laws and at the price of US$1.0. Without 51Talk’s prior written consent, Philippines Co II’s shareholders shall not sell, transfer, mortgage, or otherwise dispose in any manner any material assets of Philippines Co II or legal or beneficial interest in the material business or revenues of Philippines Co II in an amount exceeding US$100,000, or allow the encumbrance thereon of any security interests; or cause Philippines Co II to execute any contract with a price exceeding US$100,000, except the contracts in the ordinary course of business. Unless otherwise required by Philippine laws, Philippines Co II shall not be dissolved or liquidated without prior written consent by 51Talk. The shareholders of Philippines Co II waive their rights of first refusal in regard to the transfer of equity interest by any other shareholder of Philippines Co II to 51Talk (if any), give consents to the execution by each other shareholder of Philippines Co II with 51Talk and Philippines Co II the exclusive option agreements, the equity interest pledge agreements and the powers of attorney, and accept not to take any actions in conflict with such documents executed by other shareholders. The shareholders of Philippines Co II agree to promptly donate any profits, interests, dividends, or proceeds of liquidation to 51Talk or any other person designated by 51Talk to the extent permitted under the applicable Philippine laws. These agreements shall remain in effect until all equity interests in Philippines Co II held by the shareholders have been transferred or assigned to 51Talk and/or any other person designed by 51Talk in accordance with this agreement. The shareholders of Philippines Co II and Philippines Co II do not have any right to terminate the exclusive option agreements in any event unless otherwise required by the applicable laws.

51Talk, Philippines Co III and the individual shareholders of Philippines Co III entered into exclusive option agreements on February 1, 2016. Such exclusive option agreements contain terms substantially similar to the exclusive option agreements described above.

In the opinion of our Philippines counsel, Padernal & Paras Law Offices, the contractual arrangements in respect of Philippines Co II and Philippines Co III are valid, binding and enforceable under current laws of the Philippines.

D.	Property, Plants and Equipment

We maintain offices in Beijing, China, with an aggregate of 1,530 square meters. These facilities currently accommodate part of our sales and marketing, product development and general and administrative activities. We also maintain offices in Guangzhou, China, with an aggregate of 321 square meters to support our sales and marketing activities. We also maintain offices in Pasig City, Philippines, Hong Kong and Kuala Lumpur, Malaysia with an aggregate of 718 square meters.

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

Overview

We are a global online education platform with core expertise in English education. Our mission is to make quality education accessible and affordable. Recognizing the strong demand for improving English proficiency and the lack of effective and affordable solutions, our founders started with English education as the first step of our journey.

Prior to the second half of 2021, we focused primarily on offering one-on-one lessons to K-12 students and post-secondary students in mainland China, connecting them with our pool of foreign tutors. In response to the regulatory developments in the private education sector in mainland China since mid-2021, we have stopped selling lessons taught by foreign tutors to K-12 students in mainland China and have developed and transitioned into new service offerings that continue to leverage our expertise in English education and our pool of English tutors. Our new business offerings focus on one-on-one English lessons taught by foreign tutors to students in countries and regions outside of mainland China. Our historical operational and financial data is not indicative of future operational and financial performances, particularly due to the transition described above.

Historically, a significant majority of our revenue was generated from our China Mainland Business, which was operated by the subsidiaries and variable interest entities controlled by China Online Education (HK) limited, which was in turn our wholly owned subsidiary before June 30, 2022. We entered into a definitive share purchase agreement, dated June 24, 2022, with Dasheng Holding (HK) Limited, an entity controlled by Mr. Jiajia Jack Huang, our chairman of the board of directors and chief executive officer, pursuant to which Mr. Jiajia Jack Huang, through Dasheng, acquired all of the Company’s online English tutoring businesses in mainland China, including all associated liabilities and assets, for US$1. On June 30, 2022, we completed the divestiture of the China Mainland Business. After the divestiture, the Company focuses on providing online English tutoring lessons taught by foreign tutors to K-12 and post-secondary students in countries and regions outside of mainland China, meanwhile, China Online Education (HK) limited and its subsidiaries and variable interest entities ceased to be our subsidiaries and variable interest entities.

Effective January 1, 2022, we elected to change our reporting currency from RMB to USD. The functional currency of our Company and our subsidiaries incorporated in the Cayman Islands and Hong Kong is United States dollars (“US$’”), the functional currency of the Philippines entities is Peso (‘‘PHP’’), the functional currency of the Singapore entities is Singapore dollars (‘‘SGD’’) and the functional currency of the Malaysia entities is Ringgit (‘‘MYR’’). The functional currency of the mainland China entities in our Company is RMB. In the consolidated financial statements, the financial information of our Company and other entities located in mainland China, the Philippines, Malaysia and Singapore has been translated into USD. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average of exchange rates during their respective reporting period.

Our net revenues of international business increased from US$0.8 million in 2021 to US$15.0 million in 2022. Our gross billings of international business increased from US$3.5 million in 2021 to US$28.7 million in 2022. We define gross billings for a specific period as the total amount of cash received and receivable from third party payment platforms for the sale of course packages and services in such period, net of the total amount of refunds in such period. Our net losses from continuing operations was US$4.2 million and US$12.8 million in 2021 and 2022, respectively.

Change in Segment Reporting

Upon divestiture of the China Mainland Business on June 30, 2022, the chief operating decision maker (“CODM”) no longer reviews the China Mainland Business, as a result, we reevaluated our segments and now have classified the China Mainland Business as discontinued operations. As of December 31, 2022, we had only one reportable segment, namely the international business segment.

Selected Income Statement Items

Net Revenues

In 2020, 2021 and 2022, we generated net revenues from continuing operations of nil, US$0.8 million and US$15.0 million, respectively. We generally collect fees in advance, which we initially record as advances from students. We mainly offer prepaid credit packages with minimum monthly consumption for our students to purchase. For prepaid credit packages, fees for lessons that have expired are automatically recognized as revenues. We had advances from students from international business of nil, US$2.9 million and US$15.2 million as of December 31, 2020, 2021 and 2022, respectively. Our net revenues are presented net of value-added tax.

Cost of Revenues

Our cost of revenues primarily consists of service fees to our tutors who delivered paid lessons, the amortization cost of licenses, the cost of printing the textbook and, to a lesser extent, payment processing fees charged by third party payment channels. We recorded cost of revenues from continuing operations of nil, US$0.1 million and US$3.2 million in 2020, 2021 and 2022, respectively.

Operating Expenses

Our operating expenses from continuing operations consist of sales and marketing expenses and general and administrative expenses, and to a lesser extent, product development expenses and goodwill and intangibles impairment. The following table sets forth, for the periods indicated, our operating expenses, in absolute amounts and as percentages of total net revenues:

	For the Year Ended December 31,
	2020		2021		2022
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Operating expenses:
Sales and marketing	—	—	3,430	435.3%	13,279	88.2%
General and administrative	—	—	1,685	213.8%	8,068	53.6%
Product development	—	—	135	17.1%	2,865	19.0%
Total operating expenses	—	—	5,250	666.2%	24,212	160.8%

Our sales and marketing expenses primarily consist of online and mobile marketing expenses, branding expenses, free trial lesson-related expenses.

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

Singapore

Our wholly owned subsidiary in Singapore, HelloWorld Online Education Pte. Lte., is subject to 17% Singapore Corporate Income Tax on its taxable income generated from operations in Singapore for the year 2022. In year 2022, the company is in a loss position, hence no taxable profit was reported during such period.

Malaysia

Our subsidiary in Malaysia, 51Talk Training Sdn. Bhd was incorporated in April 2022. The taxable income generated by the company should be subjected to 24% standard Malaysia Corporate Income Tax. Certain tax incentive/relief might be applicable if the company could meet the relevant criteria.

Hong Kong

Our former wholly owned subsidiary in Hong Kong, COE HK Co I, and our wholly owned subsidiary, COE HK Co II, are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong for the years of assessment 2015/2016, 2016/2017 and 2017/2018. Commencing from the year of assessment 2018/2019, the first HK$2 million of profits earned by our subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. We made provisions for Hong Kong profits tax for the year ended December 31, 2020 and 2021 as COE HK Co I reported taxable profit during such period. For the year ended December 31,2022, there was no taxable profit for COE HK Co I. In addition, payments of dividends by our subsidiaries incorporated in Hong Kong to us are not subject to withholding tax in Hong Kong.

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

We made provisions for income tax expense in the Philippines Co III for the years ended December 31, 2019, December 31, 2020, and December 31, 2021, as Philippines Co I and Philippines Co III reported taxable profit during such periods.

PRC

Our subsidiary and the former consolidated VIEs in mainland China are companies incorporated under PRC law and, as such, are subject to mainland China enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the EIT Law, which became effective on January 1, 2008, and was amended on February 24, 2017, and December 29, 2018, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

We are subject to VAT at a rate of 6%, 9% and 13% on the goods/products we provide, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.

Discontinued Operations

In June 2022, we entered into a definitive share purchase agreement with Dasheng Holding (HK) Limited, an entity controlled by Mr. Jiajia Jack Huang, our chairman of the board of directors and chief executive officer of the Company, pursuant to which Mr. Jiajia Jack Huang, through Dasheng, acquired all of our online English tutoring businesses in mainland China, including all associated liabilities and assets for US$1. We refer to this transaction as the divestiture of the China Mainland Business throughout this annual report. At the end of June 2022, the divestiture of the China Mainland Business had been consummated. Upon the consummation of the divestiture of the China Mainland Business, our ownership interest in the China Mainland Business decreased from 100% as of December 31, 2021, to nil. The divestiture of the China Mainland Business represents a strategic shift and has a major effect on our result of operations. Accordingly, assets, liabilities, revenues and expenses and cash flows related to the China Mainland Business have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. The consolidated balance sheets as of December 31, 2021 and 2022, consolidated financial statements of operations and consolidated financial statements of cash flows for the years ended December 31, 2020, 2021 and 2022 have been adjusted to reflect this change. Specifically, net income of US$21.2 million, US$22.9 million in 2020 and 2021, respectively and net loss of US$29.7 million in 2022, have been excluded from our financial results from international business and have been separately reclassified to the divested China Mainland Business.

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

	For the Year Ended December 31,
	2020		2021		2022
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Net revenues	—	—	788	100.0	15,048	100.0
Cost of revenues	—	—	(130)	16.5	(3,194)	21.2
Gross profit	—	—	658	83.5	11,854	78.8
Operating expenses and other income:
Sales and marketing expenses	—	—	(3,430)	435.3	(13,279)	88.2
Product development expenses	—	—	(135)	17.1	(2,865)	19.0
General and administrative expenses	—	—	(1,685)	213.8	(8,068)	53.6
Loss from operations	—	—	(4,592)	582.7	(12,358)	82.1
Interest income	—	—	282	35.8	27	0.2
Other income/(expenses), net	—	—	219	27.8	(453)	3.0
Loss before income tax	—	—	(4,091)	519.1	(12,784)	85.0
Income tax expenses	—	—	(100)	12.7	(60)	0.4
Net loss from continuing operations, net of income tax	—	—	(4,191)	531.8	(12,844)	85.4
Net income/(loss) from discontinued operations, net of income tax	21,241	—	22,929	—	(29,712)	—
Net (loss)/income, all attributable to the Company’s ordinary shareholders	21,241	—	18,738	—	(42,556)	—

The Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

Net Revenues

Our net revenues from continuing operations increased by 1,809.6% from US$0.8 million in 2021 to US$15.0 million in 2022. The increase was primarily attributable to the increase in the number of paid lessons booked driven by the increase in the number of active students of our international business. The number of active students with general lesson consumption increased by 595.0% from 3.8 thousand in 2021 to 26.4 thousand in 2022. The number of active students is the main driver for our revenue. We track the number of active students as a key indicator for our business growth and manage our course offerings and sales strategies accordingly. We launched our international business since the second half of 2021, so such growth of our net revenues was also mainly derived from the growth of our international business since the second half of 2021.

Cost of Revenues

Our cost of revenues from continuing operations increased by 2,356.9% from US$0.1 million in 2021 to US$3.2 million in 2022. The increase was primarily due to the increase in total service fees paid to tutors, which was mainly resulting from the delivery of an increased number of paid lessons. The total amount of service fees paid to tutors for delivering paid lessons increased by 2,150% from US$0.1 million in 2021 to US$2.8 million in 2022.

Gross Profit

As a result of the foregoing, our gross profit from continuing operations was US$0.7 million in 2021 and US$11.9 million in 2022. Our gross margin decreased from 83.5% in 2021 to 78.8% in 2022. The decrease was mainly due to the increase in tutors-related cost to develop international business.

Operating Expenses

Our operating expenses from continuing operations increased by 361.2% from US$5.3 million in 2021 to US$24.2 million in 2022. The increase was mainly due to the increases in sales and marketing expenses, general and administrative expenses, and product development expenses.

Sales and Marketing Expenses

Our sales and marketing expenses from continuing operations increased by 287.1% from US$3.4 million in 2021 to US$13.3 million in 2022. The increase was primarily due to the increase in headcount and personnel-related expenses and the increase in advertising and promotion fees for our international business.

General and Administrative Expenses

Our general and administrative expenses from continuing operations increased by 378.8% from US$1.7 million in 2021 to US$8.1 million in 2022. This increase was primarily due to the increase in headcount and personnel-related expenses and the service fees related to the divestiture of the China Mainland Business.

Product Development Expenses.

Our product development expenses from continuing operations increased by 2,022.2% from US$0.1 million in 2021 to US$2.9 million in 2022. The increase was primarily due to an increase in the number of technology and course development-related personnel in the international business.

Other income/(expenses)

We had other expenses from continuing operations of US$0.5 million in 2022, compared with other income of US$0.2 million in 2021. The decrease was mainly due to the changes of foreign exchange gain and loss.

Income Tax Expenses

We recorded income tax expenses from continuing operations of US$0.1 million and US$0.1 million in 2021 and 2022, respectively.

Net loss from continuing operations

As a result of the foregoing, we incurred net loss from our continuing operations of US$4.2 million and US$12.8 million in 2021 and 2022, respectively. Net loss from continuing operations were US$4.6 million, US$2.8 million and US$2.0 million for the second quarter, the third quarter and the fourth quarter of 2022, respectively, which indicated the trend of quarterly narrowing losses of our continuing operations in 2022.

Net income/(loss) from discontinued operations

We recorded net income from discontinued operations, net of income tax of US$22.9 million and net loss from discontinued operations, net of income tax of US$29.7 million in 2021 and 2022, respectively.

Net (loss)/income

As a result of the foregoing, we earned net income, all attributable to the Company’s ordinary shareholders of US$18.7 million and net loss of all attributable to our Company’s ordinary shareholders US$42.6 million in 2021 and 2022, respectively.

The Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

We launched our international business since the second half of 2021. The operating and financial results from international business are not material for the year ended December 31, 2021 and there are no comparative data for international business for the year ended December 31, 2020. Mostly of the Company’s operating results for the year ended December 31, 2021 are generated from the China Mainland Business, which have been reclassified as discontinued operations in the accompanying consolidated financial statements with the consummation of the divestiture of the China Mainland Business in 2022. For a detailed description of the comparison of our operating results, prior to the divestiture of the China Mainland Business, for the year ended December 31, 2021 to the year ended December 31, 2020, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Year Ended December 31, 2021 Compared to Year Ended December 31, 2020” of our annual report on Form 20-F filed with the Securities and Exchange Commission on May 2, 2022.

Inflation

Inflationary factors such as increases in costs may adversely affect our results of operations. We do not believe that inflation has had a material effect on our business, financial condition or results of operations to date. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher cost through price increases. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in the countries and regions where we operate in the future.

Impact of Foreign Currency Fluctuation

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Fluctuations in foreign currency exchange rates may materially and adversely affect our results of operations” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”

Impact of Governmental Policies

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations” and “Item 4. Information on the Company—B. Business Overview—Government Regulations.”

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been proceeds from our initial public offering and the concurrent private placements and cash generated from operating activities. In June 2020, we completed a registered follow-on public offering, where we issued and sold 81,785 ADSs (including 6,785 ADSs sold from the exercise of over-allotment option) at a public offering price of US$76.00 per ADS. We received aggregate gross proceeds from the follow-on public offering of approximately US$6.2 million. As of December 31, 2022, we had US$23.1 million in cash, cash equivalents, time deposits. Cash equivalents consist of cash held in accounts managed by certain third party online payment channels in connection with the collection of fees online.

As of December 31, 2022, we and our subsidiaries held cash, cash equivalents and time deposits in the amount of US$11.6 million, PHP68.0 million, MYR0.3 million, HKD12.0 million and RMB60 million in bank accounts in mainland China, the United States, the Philippines, Malaysia and Hong Kong; our consolidated entities in mainland China held cash, cash equivalents in the amount of US$2.2 million in mainland China, which included cash reserved to settle payables to our mainland China subsidiaries.

We believe our cash and cash equivalents on hand will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand, we may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our consolidated financial statements for 2021 had been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. We incurred net losses of nil, US$4.2 million and US$12.8 million from continuing operations for the year ended December 31, 2020, 2021 and 2022, respectively. Accumulated deficits were US$331.2 million as of December 31, 2022. The net current assets of continuing operations were US$26.7 million and US$6.1 million as of December 31, 2021 and 2022, respectively. The operating cash outflows from continuing operations were nil and US$5.0 million for the years ended December 31, 2020 and 2021, respectively, and the operating cash inflows from continuing operations were US$1.9 million for the years ended December 31, 2022. We assess our liquidity by our ability to generate cash from operating activities to fund our operations, attract investors and borrow funds on favorable economic terms.

Operating Activities

Net cash provided by operating activities from continuing operations in 2022 was US$1.9 million. In 2021, net cash used in operating activities from continuing operations was US$5.0 million. The year over year increase was primarily due to the increase in our cash received as advances from students. The increase in advances from students was US$9.4 million and increase in accrued expenses and other current liabilities is US$6.8 million from 2021 to 2022.

Net cash used in operating activities from continuing operations in 2021 was US$5.0 million. As we began to offer one-on-one course taught by our tutors to students in international markets since the second half of 2021, there are no comparative data for continuing business for the year ended 2020.

Investing Activities

Net cash used in investing activities from continuing operations amounted to US$7.6 million in 2022, which was primarily attributable to the repayment of investment to discontinued operations and partially offset by withdrawal of time deposits.

Net cash provided by investing activities from continuing operations amounted to US$5.6 million in 2021, which was primarily attributable to in the withdrawal of time deposits and partially offset by placement of time deposits.

Net cash used in investing activities from continuing operations amounted to nil in 2020.

Financing Activities

Net cash used in financing activities from continuing operations in 2022 amounted to nil.

Net cash provided by financing activities from continuing operations in 2021 amounted to US$23.6 million, which was mainly due from funding provided by the China Mainland Business.

Net cash used in financing activities from continuing operations in 2020 amounted to nil.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with leasehold improvements and investments in office furniture, computers and servers. Our capital expenditures from continuing business were nil, US$0.1 million and US$4.0 thousand in the years ended December 31, 2020, 2021 and 2022, respectively. We intend to continue to utilize real estate leasing in order to allocate our capital resources cost-efficiently. We may make acquisitions of businesses and properties that complement our operations when suitable opportunities arise.

Material Cash Requirements

Other than the ordinary cash requirements for our operations, our material cash requirements as of December 31, 2022, and any subsequent interim period primarily include our capital commitments, operating lease obligations and purchase commitments.

The following table sets forth our contractual obligations as of December 31, 2022:

		Less than	1–3	More than
	Total	1 year	years	3 years

	in US$ thousands
Operating lease obligations(1)	761	435	326	—
Purchase commitments(2)	25	25	—	—
Capital commitments(3)	—	—	—	—

Notes:

(1)

Represents our non-cancelable leases for our offices and learning centers, which include all future cash outflows under ASC Topic 842, Leases and the operating leases that have not commenced or with lease terms of 12 months or less as of December 31, 2022.

(2)	Purchase commitments mainly include minimum commitments for capital expenditure contracts.
(3)	Capital commitments mainly include commitments for budget management system and the payments on leasehold improvements.

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

The telecommunication infrastructure in the Philippines, Malaysia and certain other countries and regions where we conduct our business is less developed. We have designed our infrastructure based on our insights into the local environment to ensure an optimal streaming experience for our tutors and our students. We work with leading network providers in the Philippines and have employed an exclusive network infrastructure to support our online performance by increasing stability and reliability since April 2017. See “Risk Factors—Risks Related to Our Business and Industry—Unexpected network interruptions, security breaches or computer virus attacks and system failures could have a material adverse effect on our business, financial condition and results of operations.”

All of our servers and routers, including backup servers, are currently hosted by third-party service providers in Singapore. We back up our databases daily. Our IT department regularly monitors the performance of our websites, mobile apps and technology infrastructure to enable us to respond quickly to potential problems. We have not experienced any major problems in our network infrastructure.

Proprietary CRM and ERP systems

We developed our proprietary ERP system to manage and integrate our key administrative and operational functions, especially those related to our tutors. Each step of our tutors’ interaction with our platform, from initial engagement, to interviews, orientation, teacher training, evaluation and promotion, is systematically managed and processed by our ERP system. We have also developed our proprietary CRM software to organize and manage every aspect of our students’ engagement with our platform. Our CRM software manages student information from leads generation through every step of our sales efforts, as well as tracks student feedback and performance on our platform throughout their entire learning experience.

Data analytics

Our online and mobile education platforms monitor and collect data with respect to teacher performance and learning outcomes from each lesson, forming a feedback loop that serves as a critical foundation for us to provide ongoing teacher training, update our courses, increase the effectiveness of our sales and marketing efforts and improve student experience on our platform.

We gather and analyze student data at essentially each stage of their interaction with our platform, beginning from the extensive student questionnaires that they fill out prior and after free trial lessons containing their background information and learning objectives, to their selections of courses and tutors, performance during pre-lesson studying process, evaluation of tutors after each lesson, as well as the lesson memos prepared by the tutors after each lesson. We similarly gather a wide range of data on our tutors based on feedback from our quality assurance team and students, as well as the personal background information. We analyze this information through our internally developed adaption engine and prediction model, which enables us to offer personalized learning experience for our students and personalized teacher training process for our students. We are also able to forecast the frequency of lesson bookings, preferences of course topics and learning progress through the data analytic to make our operations more efficient. Furthermore, our course content development and sales and marketing efforts also heavily draw upon our data analytics capability.

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

As of December 31, 2022, we acquired three registered domain names relating to our business, with the Internet Corporation for Assigned Names and Numbers and China Internet Network Information Center through the Share Purchase Agreement and registered two domain names relating to our business in Singapore. We also hold five registered software copyrights and eight trademarks in a number of jurisdictions, as of December 31, 2022.

D.           Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to December 31, 2022 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) Principles of Consolidation; (ii) Discontinued Operation; (iii) Revenue recognition; and (iv) Share-based compensation. See Note 2—Summary of Significant Accounting Policies to our consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimate involve the most significant judgments used in the preparation of our financial statements.

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

We assess recoverability of contract cost assets periodically, or more frequently if events or circumstances indicate an impairment may exist. We recognize an impairment loss in profit or loss to the extent that the carrying amount of a contract cost asset exceeds: a. the amount of consideration that we have received but not yet provided the service, less b. the costs that relate directly to providing those goods or services and that have not been recognized as expenses

The key assumptions underpinning the estimate include whether we can continue to provide lessons delivered by international tutors, the refund level subsequent to December 31, 2021, and whether any related considerations would be forfeited. The assumptions are highly uncertain at this moment, depending on how the Alleviating Burden Opinion and the implementation measures will be interpreted and implemented as the regulations evolve in Mainland China, and how customers would respond to these regulatory changes. Prior to the divesture of China Mainland Business, considering the high uncertainties of these key assumptions, we recognized full impairment of contract cost assets of discontinued operations in relation to obtaining contracts for lessons delivered by international tutors, with amount of US$19.4 million, for the year ended December 31, 2021. After the divesture, no impairment of contract cost assets of continuing business was recognized for the years ended December 31, 2022.

F.           Recently adopted accounting pronouncements

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40) to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The adoption of the standard on December 15, 2021, did not have a material impact on our consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The new amendments are effective for us are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. We do not expect the adoption to have a material impact on our consolidated financial statements.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jack Jiajia Huang	38	Founder, Chairman, Chief Executive Officer
Ting Shu	37	Co-Founder, Director
Cindy Chun Tang	48	Chief Financial Officer
Frank Lin	59	Director
Shengwen (Roy) Rong	55	Independent Director
Xiaoguang Wu	48	Independent Director

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

Ms. Ting Shu is our co-founder and has served as our director since our inception. From 2010 to 2012, Ms. Shu worked in the enterprise risk services department of Deloitte in China. Prior to that, Ms. Shu co-founded Talk China with Mr. Jack Jiajia Huang in 2007. Ms. Shu received her master’s degree in language science from the University of Tokyo in 2010 and her bachelor’s degree in Japanese language from Tsinghua University in 2007. Mr. Jack Jiajia Huang and Ms. Ting Shu are husband and wife.

Ms. Cindy Chun Tang has served as our chief financial officer since October 2022, and served in roles of the finance director, senior finance director, and vice president of finance since she joined our Company in 2014. Prior to joining 51Talk, Ms. Tang served as a senior financial analyst in Google’s Beijing office from 2007 to 2014. Previously, Ms. Tang served as a senior financial analyst with Novo Nordisk, a CSE-listed world leading pharmaceutical manufacturer, a finance manager with Beijing City International School, and a senior auditor with PricewaterhouseCoopers Zhong Tian LLP. Ms. Tang received a master’s degree in western accounting from the Central University of Finance and Economics and a bachelor’s degree in accounting from Northeastern University in Shenyang China. Ms. Tang is a Certified Public Accountant licensed in China and Certified Management Accountant designated by the Institute of Certified Management Accountants of the Institute of Management Accountants, United States of America.

Mr. Frank Lin has served as our director since June 2013. Mr. Lin is a general partner of DCM, a technology venture capital firm and a director of Kuaishou Technology, a leading content community and social platform in China listed on the Hong Kong Stock Exchange. Prior to joining DCM in 2006, Mr. Lin was the chief operating officer of SINA Corporation, a Nasdaq-listed company. He co-founded SINA’s predecessor, SinaNet, in 1995 and later guided SINA through its listing on Nasdaq. Mr. Lin had also held various marketing, engineering and managerial positions at Octel Communication Inc. and NYNEX. Mr. Lin currently serves on the board of directors of various DCM portfolio companies, including Tuniu Corporation, GigaCloud Technology Inc. and Quantasing Group Limited, which are Nasdaq-listed companies and Vipshop Holdings Limited, a NYSE-listed company and Kuaishou Technology, a Hong Kong Stock Exchange listed company. Mr. Lin received an MBA degree from Stanford University and a bachelor’s degree in engineering from Dartmouth College.

Mr. Shengwen (Roy) Rong has served as our independent director since May 2021. Mr. Rong has over two decades of experience in the global financial industry. He currently also serves as an independent director of Vision Deal HK Acquisition Corp. (SEHK: 7827), Tarena International, Inc. (NASDAQ: TEDU), Qudian Inc. (NYSE: QD), X Financial (NYSE: XYF) and MOGU Inc. (NYSE: MOGU). From February 2017 to September 2018, Mr. Rong served as the senior vice president and chief financial officer at Yixia Technology Co., Ltd. Prior to that, he served as the chief financial officer at Quixey, Inc. from 2015 to 2016, the chief financial officer at UCWeb from 2012 to 2014, and the chief financial officer at Country Style Cooking Restaurant Chain Co., Ltd, an NYSE-listed company, from 2010 to 2012. Mr. Rong received his bachelor’s degree in international finance from Renmin University in 1991, master’s degree in accounting from West Virginia University in 1996, and MBA degree from University of Chicago Booth School of Business in 2000. Mr. Rong is a Certified Public Accountant in the United States.

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

B.          Compensation

For the fiscal year ended December 31, 2022, we paid an aggregate of approximately US$627 thousand in cash to our executive officers and our non-executive directors. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

Our subsidiaries and consolidated affiliated entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. Other than the above-mentioned statutory contributions mandated by applicable laws, rules and regulations in the countries and regions where we operate, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

As of February 28, 2023, we are authorized to grant options or share purchase rights to purchase up to an aggregate of 36,229,922 Class A ordinary shares under the Pre-IPO Plans. As of February 28, 2023, options to purchase an aggregate number of 10,249,670 Class A ordinary shares have been granted and are outstanding, and nil restricted share units have been granted and are outstanding.

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

There were no outstanding options granted to our directors and executive officers under the 2013 Plan and 2014 Plan as of February 28, 2023. As of February 28, 2023, other current and former employees as a group held options to purchase 10,249,670 Class A ordinary shares under the 2013 Plan and the 2014 Plan, with exercise prices ranging from US$0.0167 to US$0.904 per Class A ordinary share.

2016 Plan

We adopted the 2016 share incentive plan, or the 2016 Plan, in May 2016. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2016 Plan is initially 4,600,000 Class A ordinary shares. Beginning in 2017, the number of shares reserved for future issuances under the 2016 Plan will be increased by a number equals to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors, during the term of the 2016 Plan. On January 1, 2023, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2016 Plan was increased to 37,848,315 Class A ordinary shares. As of February 28, 2023, 5,955,559 restricted share units have been granted and are outstanding. The following paragraphs summarize the terms of the 2016 Plan.

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

The following table summarizes, as of February 28, 2023, the outstanding restricted share units granted to our directors and executive officers under the 2016 Plan.

Name	Restricted Share Units	Date of Grant	Vesting Schedule
Frank Lin	*	July 1, 2022	Approximately two years from the date of grant.
Shengwen (Roy) Rong	*	June 30,2021	Approximately two years from the date of grant.
Xiaoguang Wu	*	July 1, 2022	Approximately two years from the date of grant.
Cindy Chun Tang	*	June 30,2020	Approximately four years from the date of grant.
		March 31,2021	Approximately two years from the date of grant.
		January 21,2022	Approximately two years from the date of grant.
Total	1,522,920
*	The aggregate number of ordinary shares that will be vested from restricted share units is less than 1% of our total issued and outstanding ordinary shares.

As of February 28, 2023, other current employees as a group held 4,432,639 restricted share units under the 2014 and the 2016 Plan.

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

Audit Committee. Our audit committee consists of Shengwen (Roy) Rong and Xiaoguang Wu and is chaired by Shengwen (Roy) Rong. We have determined that each of Shengwen (Roy) Rong and Xiaoguang Wu satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Shengwen (Roy) Rong qualifies as an “audit committee financial expert.” Mr. Shengwen (Roy) Rong currently also serves on the audit committees of Vision Deal HK Acquisition Corp, a HK-listed company, Tarena International, Inc., a Nasdaq-listed company, Qudian Inc., a NYSE-listed company, X Financial, a NYSE-listed company, and MOGU Inc., a NYSE-listed company. Our board of directors has determined that the simultaneous service of Mr. Shengwen (Roy) Rong on the audit committees of these public companies would not impair the ability of Mr. Shengwen (Roy) Rong to effectively serve on the audit committee of our board of directors. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests, and not to use their position for personal gains. Our directors also have a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

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

D.          Employees

We have general administrative, content development and sales and marketing personnel in Hong Kong, Malaysia and mainland China. In particular, our Philippines offices host our independently contracted teacher training team and free trial tutors. The rest of our sales and marketing staff are based in mainland China, Hong Kong and Malaysia. Our offices in the Philippines host our independently contracted teacher engaging and training team, free trial tutors, and part of our general and administrative personnel.

We had a total of 2,479, 616 and 171 full-time employees as of December 31, 2020, 2021 and 2022, respectively. As of December 31, 2022, we had 72 full-time employees in mainland China, 66 full-time employees in the Philippines and five full-time employees in Hong Kong and 28 full-time employees in Malaysia. In addition to our full-time employees, Beijing Helloworld Online Technology Co., Ltd. entered into services outsource agreements with independent third party suppliers in November 2021 and 2022, respectively, through which it outsourced part of its marketing and sales functions. As of December 31, 2022, we had 285 outsourced personnel mainly performing sales and marketing functions for us. The number of our employees changed significantly from 2021 to 2022, mainly attributable to the divestiture of the China Mainland Business, during which a significant number of our teaching staff and other staff ceased to be our employees. The following table sets forth the number of our full-time employees, categorized by location, as of December 31, 2022:

	Number of full-time employees
Location	Mainland China	Hong Kong	the Philippines	Malaysia	Total
Total	72	5	66	28	171

We enter into employment contracts with our full-time employees. For our full-time employees in countries, the employment contracts we have with them contain confidentiality and non-compete provisions. For our full-time employees in mainland China, we also enter into stand-alone confidentiality and non-compete agreements with them. In addition to salaries and benefits, we provide performance-based bonuses for our full-time employees and commission-based compensation for our sales and marketing force.

Independently contracted foreign tutors and Chinese tutors delivering paid lessons on our platform are generally not our full-time employees. We enter into service contracts with such independently contracted tutors, and pay service fees to them based on the number of lessons they teach and their teaching performance. We had approximately 2.7 thousand independently contracted foreign tutors available to deliver lessons for our international business on our platform as of December 31, 2022.

As required by regulations in mainland China, we participate in various employee social security plans that are organized by municipal and provincial governments for our full-time employees in mainland China, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions from time to time to employee benefit plans for our mainland China-based full-time employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in mainland China.

Our employees are not covered by any collective bargaining agreement. We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes.

E.           Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2023:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially 5% or more of our ordinary shares.

The calculations in the table below are based on 339,715,557 ordinary shares outstanding as of February 28, 2023, comprising of 236,108,577 Class A ordinary shares (excluding 4,533,315 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the issuer’s share incentive plan) and 103,606,980 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
				% of total
	Class A	Class B	Total ordinary	ordinary shares on	% of
	ordinary	ordinary	shares on an as-	an as converted	aggregate
	Shares	Shares	converted basis	basis	voting power †
Directors and Executive Officers:
Jack Jiajia Huang(1)	26,194,680	45,925,744	72,120,424	21.2	38.2
Ting Shu(1)	26,194,680	45,925,744	72,120,424	21.2	38.2
Frank Lin(2)	*	—	*	*	*
Cindy Chun Tang	*	—	*	*	*
Shengwen (Roy) Rong	*	—	*	*	*
Xiaoguang Wu(3)	*	—	*	*	*
All directors and executive officers as a group	27,819,780	45,925,744	73,931,704	21.7	38.3

Principal Shareholders:
DCM Funds(4)	10,607,110	57,681,212	68,288,322	20.1	46.2
Dasheng International Holdings Limited(1)	26,194,680	45,925,744	72,120,424	21.2	38.2
Sequoia Capital China Investment Funds(5)	40,033,395	—	40,033,395	11.8	3.1
Golien Ltd(6)	18,967,560	—	18,967,560	5.6	1.5

Notes:

*	Less than 1% of total ordinary shares on an as-converted basis.
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

(1)	Consists of (i) 30,390,321 Class B ordinary shares and 26,008,500 Class A ordinary shares in the form of ADSs held by Dasheng Global Limited, a company incorporated in the British Virgin Islands, (ii) 186,180 Class A ordinary shares in the form of ADS held by Jack Jiajia Huang, and (iii) 15,535,423 Class B ordinary shares held by Dasheng Online Limited, a company incorporated in the British Virgin Islands. The registered office address of Dasheng Global Limited is Quastisky Building, P.O. Box 4389, Road Town, Tortola, British Virgin Islands. The registered office address of Dasheng Online Limited is c/o Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola. British Virgin Islands. Each of Dasheng Global and Dasheng Online is wholly beneficially owned by Dasheng International Holdings Limited (“Dasheng Holdings”), which is in turn, wholly owned by TB Family Trust (the “Trust”), for which TMF (Cayman) Ltd. acts as the trustee (the “Trustee”). S.B. Vanwall Ltd. is the sole director of Dasheng Holdings appointed by the Trustee. The settlors of the Trust are Mr. Huang and Ms. Shu. Mr. Huang, Ms. Shu and their family members are beneficiaries under the Trust.
(2)	The business address of Frank Lin is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, United States.
(3)	The business address of Xiaoguang Wu is Suite 2501, Shenzhen Venture Capital Mansion, Nanshan District, Shenzhen, Guangdong Province, People’s Republic of China.
(4)	Consists of (i) 57,681,212 Class B ordinary shares held by DCM Hybrid RMB Fund, L.P., or Hybrid Fund; (ii) 10,017,832 Class A ordinary shares held by DCM Ventures China Turbo Fund, L.P., or Turbo Fund, and (iii) 589,278 Class A ordinary shares held by DCM Ventures China Turbo Affiliates Fund, L.P., or Turbo Affiliates Fund, as reported in a Schedule 13D amendment jointly filed by, among others, Hybrid Fund, Turbo Fund and Turbo Affiliates Fund, on January 26, 2023. The general partner of Hybrid Fund is DCM Hybrid RMB Fund Investment Management, L.P., or Hybrid Fund DGP, whose general partner in turn, is DCM Hybrid RMB Fund International, Ltd., or Hybrid Fund UGP. The general partner of each of Turbo Fund and Turbo Affiliates Fund is DCM Turbo Fund Investment Management, L.P., or Turbo Fund DGP, whose general partner in turn, is DCM Turbo Fund International, Ltd., or Turbo Fund UGP. Hurst Lin and Matthew C. Bonner are the directors of each of Hybrid Fund UGP and Turbo Fund UGP and may be deemed to have shared power to dispose of these shares. The business address of Hybrid Fund, Turbo Fund and Turbo Affiliates Fund is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, the United States.
(5)	Consists of (i) 28,494,075 Class A ordinary shares held by SCC Venture V Holdco I, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands; and (ii) 11,539,320 Class A ordinary shares held by SCC Growth I Holdco A, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands, as reported in a Schedule 13D amendment jointly filed by, among others, SCC Venture V Holdco I, Ltd. and SCC Growth I Holdco A, Ltd, on May 9, 2022. SCC Venture V Holdco I, Ltd. is wholly owned by Sequoia Capital China Venture Fund V, L.P., whose general partner is SC China Venture V Management, L.P., whose general partner in turn, is SC China Holding Limited. SCC Growth I Holdco A, Ltd. is wholly owned by Sequoia Capital China Growth Fund I, L.P. The general partner of Sequoia Capital China Growth Fund I, L.P. is Sequoia Capital China Growth Fund Management I, L.P., whose general partner is SC China Holding Limited. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, which in turn is wholly owned by Neil Nanpeng Shen. The registered address of SCC Growth I Holdco A, Ltd. and SCC Venture V Holdco I, Ltd. is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Neither SCC Venture V Holdco I, Ltd. nor SCC Growth I Holdco A, Ltd. has any board seat of 51Talk to the date of this annual report.
(6)	Consists of 18,967,560 Class A ordinary shares in the form of ADSs held by Golien Ltd, as reported in a Schedule 13G filed by Golien Ltd, on February 7, 2023. The registered address of Golien Ltd is Suite 1104-06, 11 F, Tower 2, The Gateway, Tsimshatsui, Kowloon, Hong Kong. Each of Golien Ltd and wm100 holding Ltd as the parent of Golien Ltd, has the sole power to direct the voting and disposition of the ADSs held by Golien Ltd. As the shareholders of wm100 holding Ltd, Max Burger and Beat Stefan Burger have joint power to direct the voting and disposition of the ADSs held by Golien SPC.

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

To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

To our knowledge, as of February 28, 2023, 224,189,160 of our Class A ordinary shares are held by one record holder in the United States, which is the depositary of our ADS program, representing 95.0% of our total issued and outstanding Class A ordinary shares as of such date. As of February 28, 2023, to our knowledge, 57,681,212 Class B ordinary shares are held by DCM Hybrid RMB Fund, L.P., or Hybrid Fund, which is registered in the Cayman Islands. The general partner of Hybrid Fund is DCM Hybrid RMB Fund Investment Management, L.P., or Hybrid Fund DGP, whose general partner in turn, is DCM Hybrid RMB Fund International, Ltd., or Hybrid Fund UGP. The business address of Hybrid Fund DGP and Hybrid Fund UGP is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, the United States.

For options and restricted share units granted to our officers, directors and employees, see “—B. Compensation—Share Incentive Plan.”

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.           Related Party Transactions

Contractual Arrangements with Philippines Co II, Philippines Co III and their respective shareholders

We have entered into a series of contractual arrangements with Philippines Co II, Philippines Co III and their respective shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

Transactions with Shareholders and Affiliates

Share Purchase Agreement with Dasheng Holding (HK) Limited. On June 24, 2022, our Company entered into a definitive share purchase agreement, with Dasheng Holding (HK) Limited, an entity controlled by Mr. Jiajia Jack Huang, chairman of the board of directors (the “Board”) and chief executive officer of the Company, pursuant to which Mr. Jiajia Jack Huang, through Dasheng Holding (HK) Limited, will acquire all of our Company’s former China Mainland Business for US$1. The transaction was closed on June 30, 2022.

Transactions with Dasheng Holding (HK) Limited and its subsidiaries. In 2022, Dasheng Holding (HK) Limited and its subsidiaries entered into an offshore service agreement with 51Talk English International Limited. Under the cooperation, the international business acted an agent to recommend the Philippine tutors of our Company to deliver the lessons to students of China Mainland Business. For the year ended December 31, 2022, the fair value of agent service provided by the international business is estimated to be US$0.1 million, which are recognized as net revenues in the consolidated statement of comprehensive income/(loss) of our Company.

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

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our subsidiaries for our cash requirements, including any payment of dividends to our shareholders.

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

ITEM 9.      THE OFFER AND LISTING

A.          Offering and Listing Details.

See “—C. Markets.”

B.           Plan of Distribution

Not applicable.

C.           Markets

Our ADSs have been listed on the NYSE since June 10, 2016, under the symbol “COE.” Prior to December 15, 2022, each of our ADSs represented fifteen Class A ordinary share. On December 15, 2022, we effected a change in the ratio of our ADSs to common shares from one ADS representing fifteen Class A ordinary share to one ADS representing sixty Class A ordinary shares.

D.           Selling Shareholders

Not applicable.

E.           Dilution

Not applicable.

F.           Expenses of the Issue

Not applicable.

ITEM 10.       ADDITIONAL INFORMATION

A.           Share Capital

Not applicable.

B.           Memorandum and Articles of Association

The following are summaries of material provisions of our currently effective sixth amended and restated memorandum and articles of association, as well as the Companies Act (Revised) of the Cayman Islands insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of International Corporation Services Ltd., Harbour Place 2nd Floor, 103 South Church Street, P.O. Box 472, George Town, Grand Cayman KY1-1106, Cayman Islands. As set forth in Article 3 of our sixth amended and restated memorandum of association, the objects for which our company is established are unrestricted.

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

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering amended and restated memorandum and articles of association.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of ordinary shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;
●	the shares are free from any lien in favor of the Company; and

●	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Repurchase of Ordinary Shares. The Companies Act and our sixth amended and restated articles of association permit us to purchase our own shares. In accordance with our sixth amended and restated articles of association and provided the necessary shareholders or board approval have been obtained, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, including out of capital, as may be determined by our board of directors.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be varied with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares, or by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Item 10. Additional Information—H. Documents on Display.”

Issuance of Additional Shares. Our sixth amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our sixth amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

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

Anti-Takeover Provisions. Some provisions of our sixth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

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

D.          Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC Regulations—Regulations Relating to Foreign Exchange Registration of Overseas Investment by Mainland China Residents,” “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC Regulations—Regulations on Foreign Exchange—Foreign Currency Exchange.”

E.           Taxation

The following discussion of Cayman Islands, mainland China, Singapore and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or differing interpretation, possibly with retroactive effect. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Travers Thorp Alberga, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Shihui Partners, our PRC legal counsel.

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

Singapore Taxation

The following discussion is a summary of Singapore income tax, goods and services tax and stamp duty considerations relevant to the acquisition, ownership and disposition of our ADSs or ordinary shares. The statements made herein regarding taxation are general in nature and based upon certain aspects of the current tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date hereof and are subject to any changes in such laws or administrative guidelines or the interpretation of such laws or guidelines occurring after such date, which changes could be made on a retrospective basis. The statements made herein do not purport to be a comprehensive or exhaustive description of all of the tax considerations that may be relevant to a decision to acquire, own or dispose of our ADSs or ordinary shares and do not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities) may be subject to special rules. The statements below are based on the assumptions that our company is not tax resident in Singapore, and that the same Singapore tax treatment applicable to a holder of our ordinary shares should be accorded to a holder of our ADSs as well. Prospective shareholders are advised to consult their own tax advisers as to the Singapore or other tax consequences of the acquisition, ownership of or disposal of our ADSs and ordinary shares, taking into account their own particular circumstances. It is emphasized that neither we nor any other persons involved in this prospectus accept responsibility for any tax effects or liabilities resulting from the acquisition, holding or disposal of our ADSs or ordinary shares.

Corporate Income Tax

Corporate taxpayers are subject to Singapore income tax on income accruing in or derived from Singapore and foreign-sourced income received or deemed to be received in Singapore from outside Singapore, unless specifically exempted from tax.

The prevailing corporate income tax rate in Singapore is 17.0%.

With effect from Year of Assessment (“YA”) 2020, the first S$200,000 of a company’s annual normal chargeable income is exempt from tax as follows:

(a)75.0% of up to the first S$10,000 of chargeable income; and

(b)50.0% of up to the next S$190,000 of chargeable income.

Notwithstanding the above, for qualifying new private companies, 75.0% of the first S$100,000 of annual normal chargeable income and 50.0% of the next S$100,000 of annual normal chargeable income is exempted from tax, subject to meeting the relevant conditions.

The remaining chargeable income (after deducting the applicable tax exemption on the first S$200,000 of chargeable income) will be taxed at the prevailing corporate tax rate, currently at 17.0%.

A company is regarded as tax resident in Singapore if the control and management of the company’s business is exercised in Singapore. “Control and management” is the making of decisions on strategic matters, such as those on company policy and strategy.

Presently, tax exemption will be granted to a Singapore tax resident corporate taxpayer on its foreign sourced dividends, foreign branch profits and foreign-sourced service income (“specified foreign income”) received or deemed to be received in Singapore, subject to meeting the following qualifying conditions:

(a)the specified foreign income has been subject to income tax in the foreign jurisdiction from which the income is received;

(b)at the time the specified foreign income is received in Singapore, the headline tax rate (i.e., highest corporate income tax rate) of the foreign jurisdiction from which the income is received is at least 15.0%; and

(c)the Comptroller of Income Tax (the “Comptroller”) is satisfied that the tax exemption would be beneficial to the Singapore tax resident corporate taxpayer.

Certain concessions and clarifications have also been announced by the Comptroller with respect to such conditions.

Pursuant to a tax concession granted with effect from 30 July 2004, the above foreign-sourced income exemption has been extended to include specified foreign income which is exempted from income tax in the foreign jurisdiction as a result of a tax incentive granted by that foreign jurisdiction for carrying out substantive business activities in that foreign jurisdiction.

If foreign-sourced income is subject to tax in Singapore and does not qualify for tax exemption, a Singapore tax resident corporate taxpayer is entitled to claim foreign tax credit (“FTC”) for the foreign tax paid on such foreign-sourced income, subject to meeting the relevant conditions. The amount of foreign tax credit available to a Singapore tax resident corporate taxpayer is based on the lower of:

(a)the Singapore tax payable on the particular source of income which qualifies for foreign tax credit; or

(b)the actual foreign tax suffered on the same income.

Under the FTC pooling system, Singapore tax resident companies may elect to claim FTC on a pooled basis on any items of its foreign-sourced income, rather than the usual source-by-source and country-by-country basis, subject to meeting the relevant conditions as follows:

(a)income tax must have been paid on the income in the foreign jurisdiction from which the income is derived;

(b)at the time the foreign-sourced income is received in Singapore, the headline tax rate of that foreign jurisdiction from which the income is received is at least 15.0%;

(c)there must be Singapore income tax payable on the foreign-sourced income; and

(d)the taxpayer is entitled to claim foreign tax credits under sections 50, 50A or 50B of the Income Tax Act 1947 (“SITA”) on its foreign-sourced income.

The amount of foreign tax credit to be granted under the FTC pooling system is based on the lower of the total Singapore tax attributable to the pooled foreign income (net of expenses) and the pooled foreign taxes paid on those income.

Individual Income Tax

An individual taxpayer (both tax resident and non-tax resident of Singapore) is subject to Singapore income tax on income accruing in or derived from Singapore, subject to certain exceptions. Foreign-sourced income received or deemed received in Singapore by an individual taxpayer is generally exempt from income tax in Singapore, except for such income received through a partnership in Singapore by Singapore tax resident individuals.

An individual is regarded as a tax resident in Singapore in a YA if, in the preceding calendar year, he was physically present in Singapore or exercised an employment in Singapore (other than as a director of a company) for 183 days or more, or if he ordinarily resides in Singapore.

A Singapore tax resident individual is subject to tax at the progressive rates, ranging from 0% to 22.0% prior to YA 2024 and from 0% to 24.0% from YA 2024, after deductions of qualifying personal reliefs where applicable.

A non-Singapore tax resident individual is generally taxed at the rate of 22.0% prior to YA 2024 and 24.0% from YA 2024 except for Singapore-sourced employment income which is taxed at either a flat rate of 15.0% (without deductions for personal relief), or at the progressive rates as a tax resident (with deductions for personal relief), whichever yields a higher tax.

Dividend Distributions

Singapore does not impose withholding tax on dividend payments.

As our company is incorporated in the Cayman Islands and on the assumption that our company is not tax resident in Singapore, dividends paid by our company would generally be considered as foreign-sourced income (unless our the ordinary shares or ADSs are held as part of a trade or business carried on in Singapore in which event the holders of such shares or ADSs may be taxed on the dividends as they are derived).

Dividends paid by our company will be exempt from Singapore income tax when received by an individual investor regardless of whether the individual investor is resident or non-resident of Singapore, except for such income received through a partnership in Singapore by Singapore tax resident individual investors.

Dividends paid by our company and received in Singapore by a Singapore corporate investor will be subject to Singapore income tax unless an exemption applies to the foreign-sourced dividend income received in Singapore.

Shareholders/ investors (including holders of our ADSs) are advised to consult their own tax advisors in respect of the tax laws of their respective countries of residence which are applicable on such dividends received by them and the applicability of any double taxation agreement.

Capital Gains Tax

Singapore currently does not impose tax on capital gains. Any gains from the disposal of our ADSs or ordinary shares, if regarded as capital gains, are not taxable in Singapore.

There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. Gains from the disposal of our ADSs or ordinary shares are taxable in Singapore if the seller is regarded as having derived gains of an income nature in Singapore. Gains arising from the disposal of our ADSs or ordinary shares which are derived from any trade, business, vocation or profession carried on by that person, if accruing in or derived from Singapore, are taxable as such gains are considered revenue in nature. Gains derived from the disposal of our ADSs or ordinary shares may also be taxable if they constitute any gains or profits of an income nature under section 10(1)(g) of the SITA.

Section 13W of the SITA provides a safe harbor in the form of an exemption of gains or profits arising from the disposal of ordinary shares for disposals made up to 31 December 2027. To qualify for the tax exemption, the divesting company must have legally and beneficially held at least 20.0% of the ordinary shares of the company whose shares are being disposed (“investee company”) for a continuous period of at least 24 months immediately prior to the date of disposal such shares.

The above-mentioned “safe harbor rule” is not applicable under the following scenarios:

●	The disposal of shares during the period from June 1, 2012, to May 31, 2022 of an unlisted investee company which is in the business of trading or holding Singapore immovable properties (other than the business of property development).
●	The disposals of shares from June 1, 2022, of an unlisted investee company which is in the business of trading, holding, or developing immovable properties in Singapore or abroad, subject to certain exceptions.
●	The disposal of shares by a divesting company in the insurance business industry (as referred to under section 26 of the SITA).
●	The disposal of shares by a partnership, limited partnership or limited liability partnership, where one or more of the partners is a company or are companies.

Shareholders who have adopted or are required to adopt Financial Reporting Standard 109 Financial Instruments (“FRS 109”) or Singapore Financial Reporting Standard (International) 9 Financial Instruments (“SFRS(I) 9”) (as the case may be) for financial reporting purposes may for Singapore income tax purposes, be required to recognize gains or losses (not being gains or losses that are capital in nature) on our ADSs or ordinary shares, irrespective of whether there is actual disposal. If so, the gains or losses so recognized may be taxed or allowed as a deduction even though they are unrealized.

Shareholders should consult their own accounting and tax advisers regarding the Singapore income tax consequences of their ownership and disposal of our ADSs or ordinary shares.

Stamp Duty

No stamp duty is payable on the subscription and issuance of our ADSs and ordinary shares. As our company is incorporated in the Cayman Islands and our ADSs and ordinary shares are not registered in any register kept in Singapore, no stamp duty is payable in Singapore on any instrument of transfer upon a sale or gift of our ADSs or ordinary shares.

Estate Duty

Singapore estate duty had been abolished with effect from 15 February 2008.

Goods and Services Tax (“GST”)

The sale of our ADSs or ordinary shares by a GST-registered investor belonging in Singapore to another person belonging in Singapore is an exempt supply, which is not subject to GST. Any input GST incurred by the GST-registered investor in connection with the making of such an exempt supply is generally not recoverable from the Comptroller of GST and will become an additional cost to the investor unless the investor satisfies certain conditions prescribed under the GST legislation or by the Comptroller of GST.

Where our ADSs or ordinary shares are sold by a GST-registered investor to a person who belongs outside Singapore, and for the direct benefit of either a person belonging outside Singapore (and that person is outside Singapore at the time of supply) or a GST-registered person who belongs in Singapore, the sale is a taxable supply subject to GST at zero-rate (i.e., GST at 0)%. Any input GST incurred by the GST-registered investor in the making of such a zero-rated supply, subject to the provisions of the Goods and Services Tax Act 1993 of Singapore, may be recovered from the Comptroller of GST.

Services consisting of arranging, broking, underwriting or advising on the issue, allotment or transfer of ownership of our ADSs or ordinary shares rendered by a GST-registered person to an investor belonging in Singapore for GST purposes in connection with the investor’s purchase, sale or holding of our ADSs or ordinary shares will be subject to GST at the prevailing standard rate. The standard rate was increased from 7% to 8% from January 1, 2023, and will be further increased to 9% from January 1,2024. Similar services contractually rendered by a GST-registered person to an investor belonging outside Singapore, and for the direct benefit of either a person belonging outside Singapore (and that person is outside Singapore at the time of supply) or a GST-registered person who belongs in Singapore should generally be subject to GST at zero-rate.

Taxation in Mainland China

Under the EIT Law, an enterprise established outside mainland China with “de facto management bodies” within mainland China is considered a “resident enterprise” for mainland China enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

Our mainland China subsidiaries and the former mainland China consolidated VIEs are companies incorporated under PRC law and, as such, are subject to mainland China enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the EIT Law, which became effective on January 1, 2008, and was amended on February 24, 2017, and December 29, 2018, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. We are subject to VAT at a rate of 6%, 9% and 13% on the services we provide, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.

In addition, the SAT Circular 82 issued by the SAT in April 2009, which was amended by the SAT respectively in the Announcement of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions on January 29, 2014, and the Decision of the State Administration of Taxation on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents on December 29, 2017, specifies that certain offshore incorporated enterprises controlled by mainland China enterprises or mainland China enterprise groups will be classified as mainland China resident enterprises if the following are located or resident in mainland China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued the Announcement of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated International (Trial Implementation), or the SAT Bulletin 45, which took effect in September 2011 and amended by the SAT in April 2015, June 2016 and June 2018, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. 51Talk is a company incorporated outside of mainland China. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside mainland China. As such, we do not believe that 51Talk meet all of the conditions above or are mainland China resident enterprises for mainland China tax purposes. For the same reasons, we believe our other entities outside of mainland China are not resident enterprises in mainland China either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a mainland China resident enterprise for mainland China enterprise income tax purposes, a number of unfavorable mainland China tax consequences could follow. One example is that a 10% withholding tax would be imposed on dividends we pay to our non-mainland China enterprise shareholders and with respect to gains derived by our non-mainland China enterprise shareholders from transferring our shares or ADSs and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-mainland China individual shareholders and with respect to gains derived by our non-mainland China individual shareholders from transferring our shares or ADSs.

In January 2009, the SAT promulgated the Non-resident Enterprises Measures, pursuant to which the entities that have the direct obligation to make certain payments to a non-resident enterprise should be the relevant tax withholders for the non-resident enterprise, and such payments include: income from equity investments (including dividends and other return on investment), interest, rents, royalties and income from assignment of property as well as other incomes subject to enterprise income tax received by non-resident enterprises in mainland China. Further, the measures provide that in case of an equity transfer between two non-resident enterprises which occurs outside of mainland China, the non-resident enterprise which receives the equity transfer payment must, by itself or engage an agent to, file tax declaration with the mainland China tax authority located at place of the mainland China company whose equity has been transferred, and the mainland China company whose equity has been transferred should assist the tax authorities to collect taxes from the relevant non-resident enterprise. The SAT issued a SAT Circular 59 together with the MOF in April 2009 and a SAT Circular 698 in December 2009. Both SAT Circular 59 and SAT Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the mainland China tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a mainland China resident enterprise by a non-resident enterprise. Under SAT Circular 698, where a non-resident enterprise transfers the equity interests of a mainland China “resident enterprise” indirectly by disposition of the equity interests of an international holding company, and such international holding company is located in certain low tax jurisdictions, the non-resident enterprise, being the transferor, must report to the relevant tax authority of the mainland China “resident enterprise” this Indirect Transfer. The mainland China tax authority may disregard the existence of the international holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring mainland China tax. As a result, gains derived from such Indirect Transfer may be subject to mainland China tax at a rate of up to 10%. On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or SAT Bulletin 7, to supersede existing provisions in relation to the Indirect Transfer as set forth in SAT Circular 698, while the other provisions of SAT Circular 698 remain in force. SAT Bulletin 7 introduces a new tax regime that is significantly different from that under SAT Circular 698. SAT Bulletin 7 extends its tax jurisdiction to capture not only “indirect transfer” as set forth under SAT Circular 698 but also transactions involving transfer of immovable property in mainland China and assets held under the establishment and place, in mainland China of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Bulletin 7 also addresses transfer of the equity interest in a foreign intermediate holding company widely. In addition, SAT Bulletin 7 provides clearer criteria than SAT Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to make self-assessment on whether the transaction should be subject to mainland China tax and to file or withhold the mainland China tax accordingly. Although it appears that SAT Circular 698 and/or SAT Bulletin 7 was not intended to apply to share transfers of publicly traded companies, there is uncertainty as to the application of SAT Circular 698 and/or SAT Bulletin 7 and we and our non-resident investors may be at risk of being required to file a return and being taxed under SAT Circular 698 and/or SAT Bulletin 7 and we may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under SAT Circular 698 and/or SAT Bulletin 7.

According to SAT Announcement 37 issued by the SAT on October 17, 2017, and revised on June 15, 2018, the Non-resident Enterprises Measures, SAT Circular 698, and the second paragraph of Article 8 of the SAT Bulletin 7 were repealed from December 1, 2017. According to SAT Announcement 37, the income from property transfer obtained by non-resident enterprise, as stipulated in the second item under Article 19 of the EIT, shall include the income derived from transferring such equity investment assets as stock equity. The withholding agent shall, within seven days of the day on which the withholding obligation occurs, declare and remit the withholding tax to the competent tax authority at its locality. We and our non-resident investors may be at risk of being required to file a return and being taxed under SAT Announcement 37 and/or SAT Bulletin 7 and we may be required to expend valuable resources to comply with Announcement 37 or to establish that we should not be taxed under Announcement 37 and/or SAT Bulletin 7.

United States Federal Income Taxation

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our ADSs or ordinary shares. This summary applies only to U.S. Holders that hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended. This summary is based on U.S. tax law in effect as of the date of this annual report, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, Medicare, backup withholding, and minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	persons liable for alternative minimum tax;
●	persons who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;
●	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion, constructive sale or integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our stock (by vote or value); or
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding common stock through such entities.

U.S. Holders are urged to consult their own tax advisors regarding the application of U.S. federal taxation to their particular circumstances, and the state, local, non-U.S., or other tax considerations of the ownership and disposition of our ADSs or ordinary shares.

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

Although the law in this regard is not clear, we treated our former PRC consolidated VIEs as being owned by us for U.S. federal income tax purposes because we exercised effective control over the former PRC consolidated VIEs and were entitled to substantially all of their economic benefits. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements.

No assurances can be given with regard to our PFIC status for the taxable year ended December 31, 2022, or the current or any future taxable year because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the characterization and composition of our income, assets and liabilities. It is possible that the IRS may challenge our classification of certain items of income, assets and liabilities, which may result in our company being or becoming a PFIC. Additionally, fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In particular, recent declines in the market price of our ADSs significantly increased our risk of becoming a PFIC for the current taxable year. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year.

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

If we were classified as a PFIC for any year during which a U.S. Holder held our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or ordinary shares even if we cease to be a PFIC in subsequent years, unless certain elections are made. You may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election. provided that you have not made a mark-to-market election, with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold our ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described below under “Passive Foreign Investment Company Rules.” After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. The rules dealing with deemed sale elections are very complex. Each U.S. Holder should consult its tax advisors regarding the possibility and considerations of making a deemed sale election.

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any mainland China tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) that is readily tradable on an established securities market in the United States, including the NYSE. Because our ADSs are currently listed on the NYSE, the ADSs are expected to be readily tradable on an established securities market in the United States for so long as they continue to be listed on the NYSE, although there can be no assurance in this regard. However, as described above, on December 20, 2021 we received communications from the NYSE notifying us that we were not in compliance with certain NYSE continued listing standards, and if we fail to satisfy such requirements and fail to regain compliance on a timely basis, our ADSs could be delisted from the NYSE. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs— We face possible delisting by the NYSE due to incompliance with the continued listing standards of the NYSE.” If our ADSs are delisted from the NYSE and are not otherwise readily tradable on an established securities market in the United States, dividends received on our ADSs would generally not be eligible to be taxed as dividend income from a qualified foreign corporation. Since we do not expect that our ordinary shares will be listed on an established securities market, it is unclear whether dividends that we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. However, in the event that we are deemed to be a mainland China resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information—E. Taxation—Taxation in Mainland China”), we may be eligible for the benefits of the United States-PRC income tax treaty (the “Treaty”). If we are eligible for such benefits, dividends we pay on our ADS or ordinary shares, regardless of whether the ADSs are readily tradable on an established securities market in the United States and regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described in the preceding paragraph. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends-received deduction allowed to corporations.

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

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes, which will generally limit the availability of foreign tax credits. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates taxation. The deductibility of a capital loss may be subject to limitations.

As described in “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation,” if we are deemed to be a PRC resident enterprise under the EIT Law, gains from the disposition of the ADSs or ordinary shares may be subject to PRC income tax and will generally be U.S. source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC source income under the Treaty. Pursuant to recently issued U.S. Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the recently issued U.S. Treasury regulations.

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” on a qualified exchange or other market which for these purposes generally means a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Our ADSs are currently listed on the NYSE, which is an established securities market in the U.S. Consequently, if our ADSs continue to be listed on the NYSE and are being regularly traded, we expect that the mark-to-market election would be available to a U.S. Holder that holds our ADSs were we to be or become a PFIC, but no assurances may be given in this regard. However, as described above, on December 20, 2021 we received communications from the NYSE notifying us that we were not in compliance with certain NYSE continued listing standards, and if we fail to satisfy such requirements and fail to regain compliance on a timely basis, our ADSs could be delisted from the NYSE. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs— We face possible delisting by the NYSE due to incompliance with the continued listing standards of the NYSE.” If our ADSs are delisted from the NYSE and are not otherwise listed on a qualified exchange or other market, as described above, our ADSs would not be treated as “marketable stock” for these purposes and a U.S. Holder would not be eligible to make a mark-to-market election with respect to our ADSs.

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

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual IRS Form 8621. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you and the U.S. federal income tax considerations of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election.

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

J.             Annual Report to Security Holders

Not applicable.

ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our exposure to the risk of fluctuations in foreign exchange rates arises primarily from our operating activities where revenue or expense is denominated in a foreign currency and our net investments in foreign subsidiaries. We charge customers fees in local currencies in some the countries and regions where we offer our course offerings, a significant portion of our assets and liabilities are denominated in US dollars and Renminbi, and a significant portion of our costs are incurred in the currencies of the countries and regions where we operate, including service fee payments to nearly all of our foreign tutors. Other currencies have fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or government policy in the jurisdictions where we operate may impact the exchange rate between other currencies and the U.S. dollar in the future. In particular, we are also exposed to the risk of an increase in the value of the Philippine Peso relative to the US dollars, which would increase our expenses. Therefore, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and other currencies of the jurisdictions where we operate, because the value of our business is effectively denominated in US dollars, while our ADSs will be traded in U.S. dollars and a significant portion of our costs is incurred and paid in the currencies of the jurisdictions where we operate. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

To the extent that we need to convert the U.S. dollars we received from our equity offerings into the currencies of the jurisdictions where we operate to fund our operations, acquisitions, or for other uses within the jurisdictions where we operate, appreciation of the currencies of the jurisdictions where we operate against the U.S. dollar would have an adverse effect on the converted amount of the currencies of the jurisdictions where we operate. To the extent that we seek to convert the currencies of the jurisdictions where we operate into U.S. dollars, depreciation of these currencies against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. On the other hand, a decline in the value of the currencies of the jurisdictions where we operate against the U.S. dollar could reduce the U.S. dollar equivalent of our financial results, the value of your investment in the company and the dividends that we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADS.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities which have declined in market value due to changes in interest rates. We have not been, and do not expect to be, exposed to material interest rate risks, and therefore have not used any derivative financial instruments to manage such interest risk exposure.

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
Up to US$0.05 per ADS issued
● Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS canceled
● Distribution of cash dividends	Up to US$0.05 per ADS held
● Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
● Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held
● Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
● Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program upon such terms and conditions as we and the depositary may agree from time to time. In 2022, we received US$192.8 thousand from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II.

ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10 Additional Information –B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2022. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that our disclosure controls and procedures were not effective to satisfy the objectives for which they are intended.

Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of December 31, 2022, due to the material weaknesses described below, we believe that the consolidated financial statements included in this annual report on Form 20-F correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022, using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under Internal Control-Integrated Framework (2013), due to the material weaknesses described below, our management concluded that, as of December 31, 2022, we did not maintain effective internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

We identified the following two material weaknesses that existed as of December 31, 2022. These two material weaknesses are basically consistent with the two material weaknesses disclosed in 2021. As defined in the standards established by the U.S. PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

●	The first material weakness relates to the lack of sufficient competent financial reporting and accounting personnel to: (i) timely identify and assess accounting implications of complex transactions, (ii) design and implement effective control to ensure data completeness and accuracy related to certain complex transactions, and (iii) timely perform account reconciliations in period-end closing and prepare disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC.
●	The second material weakness relates to the lack of sufficient competent internal audit personnel to timely and effectively monitor and evaluate internal control over financial reporting and assist managing financial and operational risks.

These two material weaknesses are mainly due to the changes resulting from the disposal of 51Talk’s China Mainland Business, and significant personnel turnover resulting from the impact of the Alleviating Burden Opinion since its promulgation.

For the first material weakness, we are implementing and will continue to implement a number of remediation measures to address the material weakness, including:

(i) hire personnel with U.S. GAAP relevant experience and necessary expertise to strengthen our financial reporting function and to design and implement necessary controls to remediate the material weakness; (ii) strengthen the communication between the finance department and the business operation department, and continue to monitor any changes in the business or the information systems; (iii) design and implement controls to timely identify complex transactions and evaluate the potential accounting implications of such transactions on our financial statements before implementation of changes to business operations and systems; (iv) design and implement controls to ensure completeness and accuracy of data relevant to the accounting and financial reporting of complex transactions.

To remedy the second material weakness, we plan to make additional hires of internal audit personnel, strengthen professional training for our employees in the finance department and internal audit department, and improve their ability of risk identification and effective monitoring of internal controls. For new businesses and business changes, the internal audit department will jointly conduct risk assessments with the finance department and business department and will evaluate the design and implementation effectiveness of internal controls. Our internal audit department will carry out internal control process analysis and internal controls inspection, identify potential issues in a prompt manner, carry out remediation, and ensure the effectiveness and adaptability of our internal controls.

Although management has taken above remedial steps, the material weaknesses will not be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. Further, our independent registered accounting firm has not performed a new audit of our internal control over financial reporting and we cannot give assurances that the measures we have thus far taken to remediate the aforementioned material weakness were sufficient or that they will prevent future material weaknesses. As management continues to evaluate and work to improve our internal control over financial reporting, we may determine it necessary to take additional measures or modify the remediation measures we have taken to date.

Subsequently, we will continue to monitor and test these control measures and risk points to prevent the occurrence of major risks and ensure the effectiveness of financial reporting.

Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm on internal control over financial reporting because we qualified as a “non-accelerated filer.”

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

ITEM 16.A.      AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Shengwen (Roy) Rong and Mr. Xiaoguang Wu, independent directors (under the standards set forth in Section 303A of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act) and members of our audit committee, are audit committee financial experts.

ITEM 16.B.      CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees of us and our subsidiaries, whether they work for us on a full-time, part-time, consultative, or temporary basis. Certain provisions of the code apply specifically to our chief executive officer, chief financial officer, senior finance officer, controller, senior vice presidents, vice presidents and any other persons who perform similar functions for us. We have posted a copy of our code of business conduct and ethics on our website at http://ir.51talk.com/Corporate-Governance.

ITEM 16.C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP (“PwC”) and Marcum Asia CPAs LLP (“MarcumAsia”), for the periods indicated. We did not pay any other fees to our principal auditors during the periods indicated below.

	2021	2022(4)
	US$	US$

	(in thousands)
Audit Fees(1)	925	460
Audit related fees(2)	—	—
Tax Fees(3)	111	—
Others	—	—

Note:

(1)	“Audit fees” means the aggregate fees in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with and regulatory filling or engagements.
(2)	“Audit-related fees” means the aggregate fees incurred for the issuance of comfort letters in connection with the follow-on offering.
(3)	“Tax fees” consist of fees billed for the aggregate fees for professional services rendered by Our principal auditors for tax compliance work and other tax related services.
(4)	On August 15, 2022, we engaged MarcumAsia as our independent registered public accounting firm, and dismissed PwC. See also “Item 16F. Change in Registrant’s Certifying Accountant.”

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firms, including audit services and other services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16.D.       EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16.F.      CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

(a) Previous independent registered public accounting firm

On August 15, 2022, we dismissed PricewaterhouseCoopers Zhong Tian LLP (“PwC”) as our independent registered public accounting firm. Our Audit Committee and Board of Directors participated in and approved the decision to change our independent registered public accounting firm.

The reports of PwC on our consolidated financial statements for the fiscal years ended December 31, 2021 and 2020 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principle, except that the report of PwC on our consolidated financial statements for the fiscal year ended December 31, 2021 contained an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern, considering as of the date such report, our business, financial condition, results of operations and prospects have been, and are expected to be, materially and adversely affected by regulatory changes which became effective during 2021.

During the fiscal years ended December 31, 2020 and 2021 and the subsequent interim period through August 15, 2022, there have been no disagreements, as that term is described in Item 16F(a)(1)(iv) of the instructions to Form 20-F, with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PwC would have caused them to make reference thereto in their reports on the consolidated financial statements for such years.

During the fiscal years ended December 31, 2020 and 2021 and the subsequent interim period through August 15, 2022, there have been no reportable events as that term is described in Item 16F(a)(1)(v) of the instructions to Form 20-F, except as previously disclosed in the Company’s Form 20-F for the year ended December 31, 2021, there were two material weaknesses that existed as of December 31, 2021. The first material weakness relates to the lack of sufficient competent financial reporting and accounting personnel to: (i) timely identify and assess accounting implications of complex transactions and changes in the Company’s service offerings, (ii) design and implement effective control to ensure data completeness and accuracy related to certain complex transactions, and (iii) timely perform account reconciliations in period-end closing and prepare disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. The second material weakness relates to the lack of sufficient competent internal audit personnel to timely and effectively monitor and evaluate internal control over financial reporting and assist managing financial and operational risks. Accordingly, PwC expressed that as of December 31, 2021, we did not maintain, in all material respects, effective internal control over financial reporting.

We provided a copy of the foregoing disclosure in Item 16F to PwC and requested from PwC a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter from PwC addressed to the SEC, dated April 6 2023, is filed as Exhibit 16.1 to this annual report.

(b) New independent registered public accounting firm

We engaged Marcum Asia CPAs LLP as our new independent registered public accounting firm as of August 15, 2022. During the fiscal years ended December 31, 2021 and 2020 and the subsequent interim period prior to our engagement of Marcum Asia CPAs LLP, neither we, nor anyone on our behalf, has consulted with Marcum Asia CPAs LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report was provided to us nor was oral advice that Marcum Asia concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; nor (ii) any matter that was either the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or a reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

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

Section 302 of the NYSE Listed Company Manual requires each issuer to hold an annual meeting of shareholders during each fiscal year. Under Cayman Islands law, we are not required to hold annual shareholders meetings every year. We usually followed home country practice, although we held an annual meeting of shareholders in the fiscal year of 2022 to approve our new company name.

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

ITEM 16.H.      MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I.      DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

In June 2022, 51Talk Online Education Group was conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our former auditor, a registered public accounting firm that the PCAOB was unable to inspect or investigate completely in 2021 because of a position taken by an authority in the foreign jurisdiction, issued the audit report for us for the fiscal year ended December 31, 2021.

To the best of our knowledge, no governmental entities in the Cayman Islands own shares of 51Talk Online Education Group, as of the date of this annual report.

To the best of our knowledge, no PRC governmental entities own any shares in 51Talk Online Education Group as of the date of this annual report. PRC governmental entities do not have a controlling financial interest in 51Talk Online Education Group as of the date of this annual report.

None of the members of the board of directors of our company or our operating entities is an official of the Chinese Communist Party as of the date of this annual report.

The currently effective memorandum and articles of association (or equivalent organizing document) of our company do not contain any charter of the Chinese Communist Party.

PART III.

ITEM 17.      FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.      FINANCIAL STATEMENTS

The consolidated financial statements of 51Talk Online Education Group and its subsidiaries are included at the end of this annual report.

ITEM 19.       EXHIBITS

Exhibit Number	Description of Document
1.1

Sixth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to the Form 6-K (File No. 001-37790), filed with the SEC on September 30, 2022)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)
2.2

Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

2.3

Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-213457), as amended, initially filed with the SEC on September 2, 2016)

2.4

Third Amended and Restated Shareholders Agreement dated as of August 31, 2015, among the Registrant and certain shareholders of the Registrant. (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

2.5

Amendment No.1 to the Third Amended and Restated Shareholders Agreement dated as of May 27, 2016, by and among the Registrant, shareholders of the Registrant and other parties thereto (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

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
4.4

Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

4.5

Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

4.6

Exclusive Option Agreement among 51Talk, the shareholders of Philippines Co II and Philippines Co II dated August 31, 2015 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

4.7

Powers of Attorney granted by the shareholders of Philippines Co II dated August 31, 2015 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

4.8

Exclusive Option Agreement among 51Talk, the shareholders of Philippines Co III and Philippines Co III dated February 1, 2016 (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

4.9

Powers of Attorney granted by the shareholders of Philippines Co III dated February 1, 2016 (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

4.10*	Share Purchase Agreement between 51Talk and Dasheng Holding (HK) Limited dated June 24, 2022
8.1*	Principal subsidiaries of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Travers Thorp Alberga
15.2*	Consent of Shihui Partners
15.3*	Consent of Padernal & Paras Law Offices
15.4*	Consent of Marcum Asia CPAs LLP, Independent Registered Public Accounting Firm
15.5*	Consent of PricewaterhouseCoopers Zhong Tian LLP
16.1*	Letter from PricewaterhouseCoopers Zhong Tian LLP to the Securities and Exchange Committee, dated April 6, 2023
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set
*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

51Talk Online Education Group

	By:	/s/ Jack Jiajia Huang
	Name:	Jack Jiajia Huang
	Title:	Chairman and Chief Executive Officer

Date: April 6, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

51talk Online Education Group

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of 51talk Online Education Group (the “Company”) as of December 31, 2022, the related consolidated statements of comprehensive loss, stockholders’ equity and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Going Concern Assessment

As described in Note 2 to the consolidated financial statements, the Company prepared its consolidated financial statements on a going concern basis, which assumes that the Company will continue as a going concern for a period of at least twelve months from the financial statement issuance date, and accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations. With the disposal of Mainland China business as of June 30, 2022, the negative impact from the Government Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education was extinguished. For the years ended December 31, 2021 and 2022, the Company has reported net losses from continuing operation of US$ 4.2 million and US$12.8 million, respectively. Although there is an adverse indicator of recurring losses, considered in the aggregate of the positive working capital and operating cash inflow, management further assessed there would be enough cash to maintain the entity’s operation and to meet all the conditional and unconditional obligations for a period of at least twelve months from the financial statement issuance date.

Auditing the Company’s going concern assessment is a critical audit matter, as it involved significant judgment by management when preparing the business plan with projected future cash flows included in the going concern assessment, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating the relevant audit evidence. Our principal audit procedures included, among others: (1) obtaining an understanding the design and implementation of internal control over the Company’s going concern assessment process including management review controls over key assumptions relating to projected future cash flows and other key assumptions; (2) testing the completeness, accuracy, and relevance of underlying data, and evaluating the reasonableness of the assumptions used in the business plan and projected future cash flows by considering (i) the Company’s current and historical performance, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit; (3) performing the sensitivity analysis and assessing impact of reasonably possible changes in the key assumptions and estimates relating to projected future cash flows; and (4) assessing the adequacy of the Company’s going concern disclosures included in Note 2 to the consolidated financial statements.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2022.

New York, New York

April 6, 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of 51Talk Online Education Group

Opinion on the Financial Statements

We have audited the consolidated balance sheet of 51Talk Online Education Group (formerly known as China Online Education Group) and its subsidiaries (the “Company”) as of December 31, 2021, and the related consolidated statements of comprehensive income/(loss), of shareholders’ (deficit)/equity and of cash flows for each of the two years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1(d) (not presented herein) to the consolidated financial statements appearing in the F pages of the Company’s 2021 annual report on Form 20-F, the Company has accumulated deficits, net current liabilities, and operating cash outflows. The Company’s business, financial condition, results of operations and prospects have also been, and will continue to be, materially and adversely affected by regulatory changes which became effective during 2021. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1(d) (not presented herein). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

May 2, 2022, except for the effects of discontinued operations, change of reporting currency and change of ADS ratio discussed in Note 2(c) to the consolidated financial statements, as to which the date is April 6, 2023

We served as the Company’s auditor from 2015 to 2022.

51TALK ONLINE EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS

As of December 31, 2021 and 2022

(In thousands, except for share and per share data)

		As of December 31
	Notes	2021	2022
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents	2(h)	24,611	18,186
Time deposits	2(i)	6,499	4,872
Prepaid expenses and other current assets	5	2,527	3,509
Current assets held-for-sale	4	117,612	—
Total current assets		151,249	26,567
Non-current assets:
Property and equipment, net	6	148	25
Intangible assets, net	7	116	104
Right-of-use assets	8	1,570	769
Time deposits	2(i)	11,115	—
Deferred tax assets	10(c)	38	—
Other non-current assets		174	169
Non-current assets held-for-sale	4	22,657	—
Total non-current assets		35,818	1,067
Total assets		187,067	27,634

Current liabilities:
Advances from students	2(m)	2,874	15,167
Accrued expenses and other current liabilities	9	3,172	4,341
Lease liabilities	8	815	427
Taxes payable		95	186
Amount due to related parties	15	—	389
Current liabilities held-for-sale		290,086	—
Total current liabilities		297,042	20,510

Non-current liabilities:
Lease liabilities	8	817	307
Other non-current liabilities		203	156
Deferred tax liabilities		—	84
Non-current liabilities held-for-sale		2,433	—
Total non-current liabilities		3,453	547
Total liabilities		300,495	21,057

Commitments and contingencies	14
Shareholders’ (deficit)/equity:
Class A ordinary shares (US$0.0001 par value; 233,882,749 and 234,209,217 shares issued as of December 31,2021 and 2022, respectively; 229,974,799 and 234,209,217 shares outstanding as of December 31, 2021 and 2022, respectively)	11	23	23
Class B ordinary shares (US$0.0001 par value; 103,607,002 and 103,606,980 shares issued as of December 31, 2021 and 2022, respectively; 103,607,002 and 103,606,980 shares outstanding as of December 31, 2021 and 2022, respectively)	11	10	10
Treasury stock	2(x)	(6,640)	—
Additional paid-in capital		187,841	337,407
Accumulated other comprehensive (loss)/income		(6,052)	303
Accumulated deficit		(288,610)	(331,166)
Total shareholders’ (deficit)/equity		(113,428)	6,577
Total liabilities and shareholders’ (deficit)/equity		187,067	27,634

The accompanying notes are an integral part of these consolidated financial statements.

51TALK ONLINE EDUCATION GROUP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

For the years ended December 31, 2020, 2021 and 2022

(In thousands, except for share and per share data)

		For the year ended December 31,
	Notes	2020	2021	2022
		US$	US$	US$

Net revenues		—	788	15,048
Cost of revenues		—	(130)	(3,194)
Gross profit		—	658	11,854
Operating expenses:
Sales and marketing expenses		—	(3,430)	(13,279)
Product development expenses		—	(135)	(2,865)
General and administrative expenses		—	(1,685)	(8,068)
Total operating expenses		—	(5,250)	(24,212)
Loss from operations		—	(4,592)	(12,358)
Interest income		—	282	27
Other income/(expenses), net		—	219	(453)
Loss before income tax		—	(4,091)	(12,784)
Income tax expenses	10(b)	—	(100)	(60)
Net loss from continuing operations, net of income tax		—	(4,191)	(12,844)
Net income/(loss) from discontinued operations, net of income tax		21,241	22,929	(29,712)
Net income/(loss), all attributable to the Company’s ordinary shareholders		21,241	18,738	(42,556)
Weighted average number of ordinary shares used in computing basic income/(loss) per share	13	319,553,690	328,484,502	335,640,275
Weighted average number of ordinary shares used in computing diluted income/(loss) per share	13	319,553,690	328,484,502	335,640,275
Net loss per share attributable to ordinary shareholders-basic from continuing operations	13	—	(0.01)	(0.04)
Net loss per share attributable to ordinary shareholders-diluted from continuing operations	13	—	(0.01)	(0.04)
Net loss per ADS attributable to ordinary shareholders-basic from continuing operations	13	—	(0.77)	(2.30)
Net loss per ADS attributable to ordinary shareholders-diluted from continuing operations	13	—	(0.77)	(2.30)

Net income/(loss) per share attributable to ordinary shareholders-basic from discontinued operations	13	0.07	0.07	(0.09)
Net income/(loss) per share attributable to ordinary shareholders-diluted from discontinued operations	13	0.07	0.07	(0.09)
Net income/(loss) per ADS attributable to ordinary shareholders-basic from discontinued operations	13	3.99	4.19	(5.31)
Net income/(loss) per ADS attributable to ordinary shareholders-diluted from discontinued operations	13	3.99	4.19	(5.31)

Comprehensive income/(loss):
Net income/(loss)		21,241	18,738	(42,556)
Other comprehensive income/(loss)
Foreign currency translation adjustments		(11,556)	(4,324)	9,082
Reclassification of exchange differences on translation of operations to consolidated statement of operations		—	—	(2,727)
Total comprehensive income/(loss)		9,685	14,414	(36,201)

The accompanying notes are an integral part of these consolidated financial statements.

51TALK ONLINE EDUCATION GROUP

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT )/EQUITY

For the years ended December 31, 2020, 2021 and 2022

(In thousands, except for share and per share data)

							Accumulated
				Additional			Other		Total
		Ordinary Shares		Paid-in	Treasury stock		Comprehensive	Accumulated	Shareholders’
	Notes	Shares	Amount	Capital	Shares	Amount	Income/(Loss)	Deficit	(Deficit)/Equity
			US$	US$		US$	US$	US$	US$
Balance as of December 31, 2019		313,857,894	31	169,551	1,806,720	(854)	9,828	(328,589)	(150,033)

Exercise of stock options		5,103,015	1	1,473	—	—	—	—	1,474
Settlement of RSU by new issuance		1,865,055	—	—	—	—	—	—	—
Settlement of RSUs or stock options by reissuance of treasury stocks		—	—	(855)	(1,808,220)	855	—	—	—
Share-based compensation		—	—	3,870	—	—	—	—	3,870
Share repurchase program	2(x)	—	—	—	2,094,000	(3,498)	—	—	(3,498)
Follow-on public offering	13	4,907,100	1	5,635	—	—	—	—	5,636
Net income		—	—	—	—	—	—	21,241	21,241
Foreign currency translation adjustment		—	—	—	—	—	(11,556)	—	(11,556)
Balance as of December 31, 2020		325,733,064	33	179,674	2,092,500	(3,497)	(1,728)	(307,348)	(132,866)

Exercise of stock options		4,287,360	—	791	—	—	—	—	791
Settlement of RSU by new issuance		4,243,680	—	—	—	—	—	—	—
Share-based compensation		—	—	4,185	—	—	—	—	4,185
Share repurchase program	2(x)	—	—	—	1,815,450	(3,143)	—	—	(3,143)
Issuance for acquisition of subsidiaries		3,225,647	—	3,191	—	—	—	—	3,191
Net income		—	—	—	—	—	—	18,738	18,738
Foreign currency translation adjustment		—	—	—	—	—	(4,324)	—	(4,324)
Balance as of December 31, 2021		337,489,751	33	187,841	3,907,950	(6,640)	(6,052)	(288,610)	(113,428)

Exercise of share options		34,995	—	2	—	—	—	—	2
Settlement of RSU by new issuance		291,495	—	—	—	—	—	—	—
Settlement of RSUs or stock options by reissuance of treasury stocks	2(x)	—	—	(6,640)	(3,907,950)	6,640	—	—	—
Cancelation of shares		(44)	—	—	—	—	—	—	—
Share based compensation		—	—	712	—	—	—	—	712
Net loss		—	—	—	—	—	—	(42,556)	(42,556)
Disposal of discontinued operations	4	—	—	152,980	—	—	—	—	152,980
Reclassification of exchange differences on translation of operations to consolidated statement of operations		—	—	2,727	—	—	(2,727)	—	—
Disposal of VIE		—	—	(215)	—	—	—	—	(215)
Foreign currency translation adjustment		—	—	—	—	—	9,082	—	9,082
Balance as of December 31, 2022		337,816,197	33	337,407	—	—	303	(331,166)	6,577

The accompanying notes are an integral part of these consolidated financial statements.

51TALK ONLINE EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2020, 2021 and 2022

(In thousands, except for share and per share data)

	For the year ended December 31,
	2020	2021	2022
	US$	US$	US$

Cash flows from operating activities:
Net income/(loss) from operations	21,241	18,738	(42,556)
Less: net income/(loss) from discontinuing operations	21,241	22,929	(29,712)
Net loss from continuing operations	—	(4,191)	(12,844)
Adjustments to reconcile net loss to net cash (used in)/provided by operating activities of continuing operations:
Share-based compensation expense	—	219	712
Depreciation and amortization	—	97	103
Deferred taxes benefits	—	52	122
Gain/(loss) on disposal of property and equipment	—	28	(82)
Changes in operating assets and liabilities
Prepaid expenses and other current assets	—	560	(999)
Operating lease right-of-use assets	—	860	801
Other non-current assets	—	91	5
Advances from students	—	2,856	12,293
Accrued expenses and other liabilities	—	(4,554)	2,236
Operating lease liabilities	—	(874)	(898)
Taxes payable	—	(127)	91
Amount due to related parties	—	—	389
Net cash (used in)/ provided by operating activities from continuing operations	—	(4,983)	1,929
Net cash provided by/ (used in) operating activities from discontinued operations	104,184	(100,046)	(47,630)
Net cash provided by/ (used in) operating activities	104,184	(105,029)	(45,701)

Cash flows from investing activities :
Purchases of property and equipment	—	—	(5)
Purchase of intangible assets	—	(118)	—
Placement of time deposits	—	(17,553)	(4,872)
Withdrawal of time deposits	—	23,317	17,614
Proceeds from disposal of property and equipment	—	1	106
Repayment of investment to China Mainland Business	—	—	(20,484)
Net cash provided by/ (used in) investing activities from continuing operations	—	5,647	(7,641)
Net cash (used in) /provided by investing activities from discontinued operations	(105,988)	92,661	10,149
Net cash (used in) /provided by investing activities	(105,988)	98,308	2,508

Cash flows from financing activities of continuing operations:
Proceeds from exercise of stock options	—	8	—
Funding provided by China Mainland Business	—	23,567	—
Net cash provided by financing activities from continuing operations	—	23,575	—
Net cash provided by/ (used in) financing activities from discontinued operations	1,288	(25,926)	20,484
Net cash provided by/ (used in) financing activities	1,288	(2,351)	20,484

Effect of exchange rate changes on cash and cash equivalents	1,418	618	(714)
Net increase/(decrease) in cash and cash equivalents	902	(8,454)	(23,423)
Cash, restricted cash and cash equivalents at the beginning of the year	49,161	50,063	41,609
Cash, restricted cash and cash equivalents at the end of the year	50,063	41,609	18,186
Less: Cash, restricted cash and cash equivalents of discontinued operations	50,063	16,998	—
Cash and cash equivalents at the end of the year from continuing operations	—	24,611	18,186

Supplemental disclosure of cash flow information from continuing operations
Cash paid for income taxes	—	84	56
Non-cash supplemental investing activities from continuing operations
Right-of-use assets obtained in exchange for operating lease liabilities	—	151	863

The accompanying notes are an integral part of these consolidated financial statements.

1.    Operations and Reorganization

51talk Online Education Group (the ‘‘Company’’ or ‘‘COE’’), through its consolidated subsidiaries (collectively referred to as the ‘‘Group’’) is primarily engaged in providing online English language education services to students in the international markets.

The Company changed its legal name from China Online Education Group to 51Talk Online Education Group in September 2022.

Deconsolidation of China Mainland Business

The Company has entered into a definitive share purchase agreement, dated June 24, 2022 (the “Share Purchase Agreement”), with Dasheng Holding (HK) Limited (“Dasheng Holding”), an entity controlled by Mr. Jiajia Jack Huang, chairman of the board of directors and Chief Executive Officer of the Company, pursuant to which Mr. Jiajia Jack Huang, through Dasheng Holding, acquired all of the Company’s online English tutoring businesses in China mainland, including all associated liabilities and assets (the “China Mainland Business”). The excess of the consideration over the carry value of the net assets of the China Mainland Business was recorded to the additional paid in capital because Mr. Jiajia Jack Huang is a significant shareholder of the company. After the divestiture, the Company focuses on providing online English tutoring lessons taught by international tutors to K-12 and post-secondary students in countries and regions outside China mainland.

The Company’s international business outside China mainland and its associated assets and liabilities are not part of the Share Purchase Agreement and will be the Company’s core strategy going forward.

Upon completion of the divestiture of its China Mainland Business on June 30, 2022, the Company has no ownership interest in China Mainland Business. The Company deconsolidated the financial statements of China Mainland Business from its consolidated financial statements (the “China Mainland Business Deconsolidation”) since June 30, 2022.

The disposal of China Mainland Business represents a strategic shift and has a significant impact on the Company’s result of operations. Accordingly, assets, liabilities, results of operations, and cash flows related to China Mainland Business have been reflected in the accompanying consolidated financial statements as discontinued operations for all periods presented. The consolidated balance sheets as of December 31, 2021, consolidated statements of comprehensive income/(loss) and consolidated statements of cash flows for the years ended December 31, 2020, 2021 and 2022 have been adjusted to reflect this change (See Note 4).

As of December 31, 2022, the Company’s major subsidiaries are as follows:

			Percentage of
	Place of	Date of	Direct or Indirect
	Incorporation/	Incorporation/	Economic
Company	Establishment	Establishment	Ownership
Subsidiaries
51Talk English International Limited	Hong Kong	October 7, 2014	100%
China Online Innovations Inc.*	Philippines	October 9, 2014	99.999993%
On Demand English Innovations Inc.*	Philippines	January 14, 2016	99.999%
Helloworld Online Education Group	Cayman	July 13, 2018	100%
Helloworld Online Education PTE.LTD	Singapore	December 17, 2021	100%
51Talk Training SDN.BHD	Malaysia	April 5, 2022	100%
Helloworld Online Education Group (HK) Limited	Hong Kong	August 10, 2018	100%
Beijing Helloworld Online Technology Co., Ltd.	PRC	September 3, 2018	100%
Nanjing Helloworld Online Information Technology Co., Ltd	PRC	September 20, 2022	100%
*

The Company directly holds the 99.999993% and 99.999% shares of China Online Innovations Inc. and On Demand English Innovations Inc. respectively. There is no substantive non-controlling interest for China Online Innovations Inc. and On Demand English Innovations Inc. as of December 31, 2021 and 2022. The non-controlling shareholders are nominee shareholders mainly consisting of local residents to comply with local regulations of the Philippines.

1	Operations and Reorganization (Continued)

aHistory of the Group and Basis of Presentation for the Reorganization

In November 2012, the Founding Shareholders incorporated the Company under the Laws of the Cayman Islands to be an offshore holding company for the Group.

To further optimize the organizational structure of the Group, in October 2014, 51 Talk English International Limited (the ‘‘COE HK Co’’) was incorporated with limited liability in Hong Kong. China Online Innovations Inc. (the ‘‘Philippines Co II’’), which was incorporated by the Company with limited liability in the Philippines to provides teaching service for the Group in accordance with the Group’s instructions. The Company owns 99.999993% of the equity interest of Philippines Co II. In order to comply with local laws, there are seven individual shareholders holding an aggregate of 0.000007% of the equity interest of Philippines Co II. A series of contractual arrangements was entered into among the Company, Philippines Co II and the seven individual shareholders. Under these contractual arrangements, the Company has an exclusive option to purchase all of the equity interests in Philippines Co II held by the seven individuals and to exercise their rights as shareholders of Philippines Co II.Furthermore, the Group began to enter into employment agreements with office-based tutors and other full-time employees in the Philippines through Philippines Co II.

To further optimize group structure, on January 14, 2016, On Demand English Innovations Inc. (the “Philippines Co III”) was incorporated by the Company with limited liability in the Philippines. The Company owns 99.999% of the equity interest of Philippines Co III. In order to comply with local laws, there are five individual shareholders holding an aggregate of 0.001% of the equity interest of Philippines Co III. A series of contractual arrangements was entered into among the Company, Philippines Co III and the five individual shareholders. Under these contractual arrangements, the Company has an exclusive option to purchase all of the equity interests in Philippines Co III held by the five individuals and the power to exercise their rights as shareholders of Philippines Co III. Philippines Co III also entered into employment agreement with the free trial tutors and support staff.

In July 2018, Helloworld Online Education Group (“HAWO Company”) was incorporated under the Laws of the Cayman Islands as wholly-owned subsidiary of the Company. In August 2018, Helloworld Online Education Group (HK) Limited (“HAWO HK Co”) was incorporated in Hong Kong as a wholly-owned subsidiary of HAWO Company. Beijing Helloworld Online Technology Co., Ltd. (‘‘HAWO Online’’) was set up in September 2018 as a wholly-owned subsidiary of HAWO HK Co in the PRC. In July 2018, Beijing Dasheng Helloworld Technology Co., Ltd. (“Dasheng HAWO”) was incorporated with beneficial interest held by Mr. Jiajia Huang.

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

Historically, the Group sold online tutoring services taught mainly by independently contracted international tutors to K-12 students in the PRC, which have been prohibited by the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education promulgated on July 24, 2021 and its implementation measures. Upon the consummation of the divestiture of the China Mainland Business at the end of June 2022, the Group ceased providing online tutoring services in China and concentrate on expanding international business. After the divestiture, the Group’s business is no longer directly affected by the Alleviating Burden Opinion and its implementation measures.

In December 2021, Helloworld Online Education PTE.LTD was incorporated as a wholly-owned subsidiary of the Company to operate the international business in Singapore.

In April 2022, 51Talk Training SDN.BHD was incorporated as a wholly-owned subsidiary of the Company to operate the international business in Malaysia. In September 2022, Nanjing Helloworld Online Information Technology Co., Ltd was incorporated as a wholly-owned subsidiary of the Company to assist the international operations of the Company.

1	Operations and Reorganization (Continued)

bRisks in relation to the VIE structure

In November 2022, the Equity Interest Pledge Agreement between HAWO Online, Dasheng HAWO and the sole shareholder of Dasheng HAWO, was terminated with the consensus of both parties. After the termination of agreements, all of the sole shareholder’s equity interests in Dasheng HAWO were not pledged to HAWO Online anymore. With the termination of contractual agreements with VIE, the Company deconsolidated the financial statements of Dasheng HAWO from its consolidated financial statements since November 20, 2022.

Before the June 30, 2022, the Company operated substantially all of its China Mainland Business through the VIEs and VIEs’ subsidiaries including Dasheng Zhixing, Dasheng HAWO, Dasheng Zhiyun and Philippines Co I. Beijing Dasheng Online Technology Co., Ltd., China Online Education(HK) Limited and Beijing Helloworld Online Technology Co.,Ltd.entered into a series of contractual arrangements with Dasheng Zhixing, Dasheng HAWO, Dasheng Zhiyun and Philippines Co I, and the respective equity interest holders. The series of contractual agreements include exclusive business cooperation agreements, exclusive option agreement, equity pledge agreement, powers of attorney and spousal consent letters.

After the disposal of the China Mainland Business on June 30, 2022, the Company deconsolidated VIE of Dasheng Zhixing, Dasheng Zhiyun and Philippines Co I.

In November 2022, the Company removed the Equity Interest Pledge Agreement with the sole shareholder of Dasheng HAWO and lost the ownership of equity interests of Dasheng HAWO. There is no VIE in the Group structure since November 20, 2022.

After the disposal of the China Mainland Business in June 2022 and the rescission of the Equity Interest Pledge Agreement with the sole shareholder of Dasheng HAWO in November 2022, the Company deconsolidated the consolidated balance sheets of the VIEs and VIEs’ subsidiaries, from its consolidated balance sheets as of December 31, 2022.

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIEs and VIEs’ subsidiaries, which were included in the Group’s consolidated balance sheets, consolidated statements of comprehensive income/(loss) and consolidated statements of cash flows after the elimination of intercompany balances and transactions among the Parent Company, its subsidiaries and its VIEs:

	As of December 31,
	2021	2022
	US$	US$
Cash and cash equivalents	31	—
Prepaid expenses and other current assets	135	—
Amounts due from inter-company entities*	149,694	—
Rights-of-use assets	308	—
Current assets held-for-sale	101,798	—
Non-current assets held-for-sale	19,687	—
Total assets	271,653	—
Lease liability-current and non-current	274	—
Amounts due to inter-company entities*	51,365	—
Current liabilities held-for-sale	284,839	—
Non-current liabilities held-for-sale	2,365	—
Total liabilities	338,843	—

* All inter-company balances have been eliminated upon consolidation.

1Operations and Reorganization (Continued)

	For the year ended December 31,
	2020	2021	2022
	US$	US$	US$
Third-party costs and expenses	—	(1,178)	(287)
Total costs and expenses	—	(1,178)	(287)
Loss from operations	—	(1,178)	(287)
Other (expenses)/income, net	—	1	3
Net loss from continuing operations	—	(1,177)	(284)
Net income/(loss) from discontinued operations	51,167	35,792	(83,653)
Net income/(loss)	51,167	34,615	(83,937)

	For the year ended December 31,
	2020	2021	2022
	US$	US$	US$
Net cash provided by/(used in) operating activities with external parties	232,491	58,654	(25,160)
Net cash used in operating activities with intra-Group entities	(134,482)	(137,822)	(9,308)
Net cash provided by/(used in) operating activities operations	98,009	(79,168)	(34,468)

Net cash (used in)/provided by investing activities with external parties	(103,880)	87,905	21,515
Net cash used in investing activities with intra-Group entities	—	(22,776)	(603)
Net cash (used in )/provided by investing activities	(103,880)	65,129	20,912

Net cash provided by /(used in) financing activities with intra-Group entities	—	521	(259)
Net cash provided by/(used in) financing activities	—	521	(259)

cLiquidity

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Group incurred net losses of US $4,191 and US $12,844 from continuing operations for the year ended December 31, 2021 and 2022, respectively. Accumulated deficits were US $331,166 as of December 31, 2022. The net current assets of continuing operations were US $26,681 and US $6,057 as of December 31, 2021 and 2022, respectively. The operating cash outflows from continuing operations were nil and US $4,983 for the years ended December 31, 2020, 2021 and the operating cash inflows from continuing operations were US $1,929 for the years ended December 31, 2022. The Company assesses its liquidity by its ability to generate cash from operating activities to fund its operations, attract investors and borrow funds on favorable economic terms.

On July 24, 2021, the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education (the “Alleviating Burden Opinion “or the “Opinion”) was issued by the General Office of the CPC Central Committee and the General Office of the State Council. The Opinion contains high-level policy directives about requirements and restrictions related to online and offline after-school tutoring services, including, among others, banning international tutors located international from providing tutoring services in the China mainland.

1Operations and Reorganization (Continued)

In compliance with the Opinion, on June 30, 2022, the Company discontinued the China Mainland Business by disposing all of the equity interests of China Online Education (HK) limited, a wholly-owned subsidiary of the Group, and all of its subsidiaries and consolidated variable interest entities to Jack Jiajia Huang, chairman of the board of directors and Chief Executive Officer of the Company. The Company’s international business outside the China mainland and its associated assets and liabilities are not part of the Transaction and will be the Company’s strategic focus going forward. Upon the closing of the Transaction on June 30, 2022, the Company shifted from a negative net assets position to a positive net assets position.

The Company’s continuous operation focuses on expanding international business. The Company has deployed the resources to expand its international business that primarily comprises one-on-one English lessons taught by international tutors in countries and regions outside of the China mainland. The Company’s international business achieved solid growth since the second half of 2021 and covered several countries and regions outside of the China mainland, such as Hong Kong and Malaysia.

At the same time, positive net operating cash flow have been achieved through effective control over selling and marketing expenditures and personnel expenses while maintaining sustainable growth in cash revenue. The management has implemented strict control over the headcount for all the department, especially for general and administration department and research and development department.

Net revenues for the 2022 were US$15,048, compared with net revenues of US$788 for the last year, which led to higher gross profit for the 2022.

Revenues of the Group are mainly generated from providing one-on-one online English language education services to students located outside China Mainland. Tuition is generally paid in advance and revenue from prepaid credit packages is recognized when the lesson credits are consumed or forfeited. Under the business model of the Group, the revenue recognition of delivering the services is later than the cash received from students. Therefore, the Group would incur losses at the initial stage from the international business, but the tuition fees, excluded refunds collected in advance are sufficient to support the Group’s operations.

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

2	Significant Accounting Policies

aBasis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (‘‘U.S. GAAP’’). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

bPrinciples of consolidation

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

A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has the power to direct the activities that most significant impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity. There is no consolidated VIE since November 20, 2022.

All transactions and balances among the Company, its subsidiaries and the consolidated VIEs have been eliminated upon consolidation.

c	Comparability and Reclassification Adjustment

The Group has reclassified certain comparative balances in the consolidated balance sheet as of December 31, 2021 and certain comparative amounts in the consolidated statements of comprehensive income/(loss) for the years ended December 31, 2020 and 2021 to conform to the current year’s presentation. The assets and liabilities of the discontinued operations have been classified as assets held-for-sale and liabilities held-for-sale in the consolidated balance sheet as of December 31, 2021. The results of discontinued operations for the years ended December 31, 2020 and 2021 have been reflected separately in the consolidated statement of comprehensive income/(loss) as a single line item for all periods presented in accordance with U.S. GAAP. Cash flows from discontinued operations of the three categories for the years ended December 31, 2020 and 2021 were separately presented in the consolidated statements of cash flows for all periods presented in accordance with U.S. GAAP.

The Group has elected to change its reporting currency from RMB to USD starting from January 1, 2022. The aligning of the reporting currency with the underlying operations will better depict the Group’s results of operations for each period. The related financial statements prior to January 1, 2022 have been re-casted to US$ as if the financial statements originally had been presented in US$ since the earliest periods presented.

The change in reporting currency resulted in cumulative foreign currency translation adjustment to the Group’s comprehensive loss amounted to a loss of US$11,556, a loss of US$4,324 and a gain of US$9,082 for the years ended December 31, 2020, 2021 and 2022, respectively.

In December 2022, the Company changed the ratio of American depositary shares (“ADSs”) to Class A ordinary shares (the “ADS Ratio”) from one ADS representing fifteen Class A ordinary shares to one ADS representing sixty Class A ordinary shares. The net income/(loss) per ADS attributable to ordinary shareholders presented in the consolidated comprehensive income/(loss) and Note 13 for the years ended December 31, 2020 and 2021 have been re-casted retrospectively.

2Significant Accounting Policies (Continued)

dUse of estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to, determination of standalone selling prices of performance, obligations that have never been separately sold, assessment for the impairment of long-lived assets, the valuation allowance of deferred tax assets, assessment of impairment of contract cost assets and prepaid expenses, and the valuation and recognition of share-based compensation.

e	Discontinued operation

A discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operation if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs: (1) the component of an entity or group of components of an entity meets the criteria to be classified as held for sale; (2) the component of an entity or group of components of an entity is disposed of by sale; (3) the component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in a distribution to owners in a spinoff).

f	Functional currency and foreign currency translation

Effective January 1, 2022, the Company elected to change its reporting currency from RMB to USD. The functional currency of the Company and its international subsidiaries incorporated in the Cayman Islands and Hong Kong is United States dollars (‘‘US$’’), the functional currency of the Philippines entities is Peso (‘‘PHP’’), the functional currency of the Singapore entities is Singapore dollars (‘‘SGD’’) and the functional currency of the Malaysia entities is Ringgit (‘‘MYR’’). The functional currency of the PRC entities in the Group is RMB.

In the consolidated financial statements, the financial information of the Company and other entities located in the PRC, Philippine, Malaysia and Singapore has been translated into USD. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the reporting period. Translation adjustments are reported as foreign currency translation adjustments, and are shown as a component of other comprehensive income/(loss) in the consolidated statements of comprehensive income/(loss).

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in other income/(expenses), net.

2	Significant Accounting Policies (Continued)
g	Fair value measurements

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

The Group’s financial instruments include cash and cash equivalents, time deposits, other current assets, accrued expenses. The carrying amounts of the short-term financial instruments approximate their fair value due to their relatively short maturity.

hCash and cash equivalents

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

j	Expected credit losses

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

For the year ended December 31, 2022, the Group recognized US$81 impairment losses of prepaid expenses and other current assets.

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

Intangible assets

Intangible assets mainly comprise of software, copyrights. Intangible assets are recorded at cost less accumulated amortization and impairment,if any, with no residual value. Amortization is computed using the straight-line method over the estimated useful lives of the intangible assets, generally ten years for copyrights and three years for software.

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

No impairment of long-lived asset was recognized for the year ended December 31, 2021 and 2022.

l	Business combination

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

Revenues of the Group are mainly generated from providing online English language education services to international students. There are two types of online English language education services, including one-on-one private course service and public course service. The Company determined that private course service and public course service are two separate performance obligations, as these two deliverables are distinct in that customers can benefit from each service on its own and the Company’s promises to deliver the services are separately identifiable from each other in the contract.

Students purchase the services by subscribing to prepaid credit packages directly from the Group. Tuition is generally paid in advance and is initially recorded as advances from students. Because the validity period of prepaid credit packages is normally within one year while with maximum up to 20 months, payment by customers could occur significantly before performance. However, the timing of the transfer of related services is at the discretion of the customers. Therefore, the Group does not recognize any financing component in the determination of revenue from the sale of prepaid credit packages. The Group determines the transaction price to be earned by estimating the refund liability based on historical refund ratio, and allocates the service fee excluding the estimate for refund liability to each performance obligation using the relative stand-alone selling price. The Group determines the stand-alone selling prices using an expected cost plus margin methodology. Revenue from both the private course service and public course service are recognized proportionately as the online classes are delivered, as the Group concluded that the delivery of each online class represents a faithful depiction of when the services are provided to the students.

The Group is responsible for course design, tutor sourcing and training, development and maintenance of online platform and system, and is the party primarily responsible for fulfilling the promise to provide the services to customers and it has full discretion in establishing the prices for the services provided to customers. Hence, the Group is the principal for providing the online English education services to customers. Therefore, the Group recognizes revenue on a gross basis.

The Group allows refund of fees corresponding to any remaining undelivered services when customers withdraw contracts with the Group within a certain period after the purchase. Refunds are recorded as reductions of the advances from students and true up adjustments were made on the recognized revenue of the contracts.

The following table presents the Group’s revenues disaggregated by location of students:

	For the year ended,	For the year ended,	For the year ended,
	December 31, 2020	December 31, 2021	December 31, 2022
	US$	US$	US$
	Total	Total	Total
Revenues from Hong Kong(China)	—	371	9,707
Revenues from other areas	—	417	5,341
Total revenues	—	788	15,048

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

As of December 31, 2022, the balance of capitalized costs of obtaining contracts with customers was US $1,456. For the year ended December 31, 2020, 2021 and 2022, the Group recognized amortization of nil, nil and US $1,590 respectively as “Sales and marketing expenses” in its consolidated statements of comprehensive income/(loss).

2	Significant Accounting Policies (Continued)

The Group recognizes an impairment loss in profit or loss to the extent that the carrying amount of a contract cost asset exceeds: a. the amount of consideration that the Group has received but not yet recognized as revenue, less b. the costs that relate directly to providing those goods or services and that have not been recognized as expenses. The recoverability of contract cost assets depends on whether the Group can continue to provide lessons delivered by international tutors, the refund level subsequent to December 31, 2022, and whether any related considerations would be forfeited. The Group offered refunds of course fees subject to timing and other conditions in accordance with the Group’s refund policies. The number of refund requests that the Group receives and the amount of refunds could be affected by a number of factors, many of which are beyond the Group’s control.No impairment of contract cost assets for the continuing operations was recognized for the years ended December 31, 2020, 2021 and 2022.

Contract liability

Contract liability is related to the payments received by the Group in advance from customers representing the Group’s obligations to provide services to customers. The Group generally receives contract payments in advance and records the consideration as advances from customers. Given that the Group permits refund of fees corresponding to remaining undelivered services when customers withdraw contracts with the Group, contract liability does not include the amounts that may be refunded in the future if customers withdraw for any remaining undelivered lessons. The refund liability was estimated based on the historical refund data and the length of remaining period customers are eligible for refund for each contract at the end of each reporting period.

	As of
	December 31, 2020	December 31, 2021	December 31, 2022
	US$	US$	US$
Contract liability	—	2,770	15,025
Refund liability	—	45	121
Deposits from students	—	59	21
Advances from students	—	2,874	15,167

The additions to the contract liability balance were primarily due to cash collections received in advance of gaining performance obligations, while the reductions to the contract liability balance were primarily due to the recognition of revenues upon fulfillment of performance obligations, as well as refund of fees corresponding to any remaining undelivered services when customers withdraw contracts with the Group within certain period after the purchase, all of which were in the ordinary course of business. US $2,401 of revenues recognized in year ended December 31, 2022 was included in the contract liability balance as of January 1, 2022. No revenue was recognized in the year ended December 31, 2022 from performance obligations satisfied (or partially satisfied) in previous periods.

As of December 31, 2022, the aggregate amount of transaction price allocated to unsatisfied performance obligations is US $15,025. These revenues will be recognized at the discretion of customers. The Group expects to recognize substantially all of this balance as revenue over the next 6 to 18 months, and the remainder thereafter.

n	Cost of revenues

Cost of revenues primarily includes service expenses involved in the delivery of paid courses and payment processing fees paid to payment channels for processing the payments from students, as these components are necessary to obtain the net revenues. These costs are expensed as incurred except for payment processing fees associated with advances from students, which are recognized in the period in which the related revenues are recognized. The indirect cost of server, bandwidth is expensed as incurred.

2Significant Accounting Policies (Continued)

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

Sales and marketing expenses consist primarily of marketing and promotional expenses, salaries and benefits expenses related to the Group’s sales and marketing personnel and office rental, depreciation and other expenses related to the Group’s sales and marketing team. The Group capitalizes incremental cost to obtain contracts with customers, including sales commissions to sales personnel and distribution agents, as well as certain cash incentive for customer. Amortization of related contract cost assets is recognized as sales and marketing expenses. Advertising expenses consist primarily of costs for the promotion of corporate image and product marketing. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended December 31, 2020, 2021 and 2022, the advertising expenses were nil, US $772 and US $5,101, respectively.

q	Operating leases

The Group has operating leases primarily for office space. The determination of whether an arrangement is a lease or contains a lease is made at inception by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all of the economic benefits from and has the ability to direct the use of the asset. Operating lease liabilities are recognized based on the present value of the remaining lease payments, discounted using the discount rate for the lease at the commencement date. As the rate implicit in the lease is not readily determinable for the Group’s operating leases, the Group generally uses an incremental borrowing rate based on information available at the commencement date to determine the present value of future lease payments. Operating right of use assets are generally recognized based on the amount of the initial measurement of the lease liability. The Group’s leases have remaining lease terms of up to two years. Lease expense is recognized on a straight-line basis over the lease term. Operating leases are included in operating lease right of use assets, short-term lease liabilities and long-term liabilities on the Group’s consolidated balance sheets.

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

Rental expenses incurred were nil, US $263 and US $699 for the years ended December 31, 2020, 2021 and 2022, respectively.

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

The forfeiture rate is the estimated annual rate at which unvested awards will be forfeited during the next year, which differs significantly by employee group. For directors and executive officers, the forfeiture rate is estimated to be zero because the possibility of termination of current management is remote. For employees, the forfeitures of stock options are estimated by historical actual forfeitures due to grantees’ termination prior to vesting, and the forfeiture rate will be adjusted over the requisite service period to the extent that actual forfeiture rate differs, or is expected to differ from such estimates. Changes in the estimated forfeiture rate will be recognized through a cumulative catch-up adjustment in the period of change.

Share-based compensation expenses were allocated to operating expenses as follows:

	For the year ended December 31,
	2020	2021	2022
	US$	US$	US$
Sales and marketing expenses	—	(106)	(17)
Product development expenses	—	4	(149)
General and administrative expenses	—	(117)	(546)
Total	—	(219)	(712)

s	Employee benefits

PRC Contribution Plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiary and consolidated VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefit expenses of continuing operations, which were expensed as incurred, were approximately nil, US$120 and US$779 for the years ended December 31, 2020, 2021, and 2022, respectively.

Philippine Contribution Plan and Employee Benefit Plan

The Company’s subsidiaries and VIE in the Philippines participate in government mandated, multiemployer, defined contribution plans, including Social Security System (‘‘SSS Benefits’’), Home Development Mutual Fund (‘‘Pag-IBIG Fund’’) and Philippine Health Insurance Corporation (‘‘Phil-Health’’). Pursuance to these plans certain retirement, medical and housing benefits are provided to full-time employees. Obligations for contributions to these defined contribution plans are recognized as expenses in the consolidated statements of comprehensive income/(loss) as incurred. The total amounts for such employee benefits were nil,US$65 and US $83 for the years ended December 31, 2020, 2021 and 2022, respectively.

2	Significant Accounting Policies (Continued)

Philippines also participate in a defined benefits plan, which was unfunded as of December 31, 2022. The liability recognized in the consolidated balance sheets in respect of defined benefit plan is the present value of the defined benefit obligation at the end of the reporting period. Changes in the present value of the defined benefit obligation are included in operating expenses in the consolidated statements of comprehensive income/(loss). The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The total liabilities for such employee benefits were US $203 and US $156 as of December 31, 2021 and 2022, respectively.

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

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statement of comprehensive income/(loss). The Group evaluates each uncertain tax position (include the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. The Company is subject to tax in local and foreign jurisdictions. As a result of its business activities, the Company will file tax returns that are subject to examination by the relevant tax authorities. Tax returns of the Company’s major subsidiaries in PRC, Hong Kong and Philippines remain subject to examination by relevant tax authorities for five years, six years and three years, respectively, from the date of filing. The continuing operations of the Company does not have any liabilities for uncertain tax positions accrued as of December 31, 2022 and December 31, 2021.

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

v	Income/(loss) per share

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

2	Significant Accounting Policies (Continued)

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

w	Comprehensive income / (loss)

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

x	Treasury stock

In September 2019, the Company announced a US$2.0 million share repurchase program and repurchased an aggregate of 30,112 ADSs for US$852 in the open market, at an average price of US$0.028 per ADS.

In January 2020, the Company repurchased an aggregate of 25 ADSs for US$1 in the open market under this program, at an average price of US$0.038 per ADS. As of July 31, 2020, all repurchased shares were used as share-based awards granted to employees, the Group wrote off the treasury stock and accounted for additional paid-in capital. From October 2020 to December 2020, the Company repurchased an aggregate of 34,875 ADSs for US$3,496 in the open market under this program, at an average price of US$0.1 per ADS.

In 2021, the Company repurchased an aggregate of 30,258 ADSs for US$3,142 in the open market under this program, at an average price of US$0.1 per ADS. The repurchased shares were accounted for under the cost method and presented as “treasury stock” in equity on the Group’s consolidated balance sheets.

As of March 31, 2022, all repurchased shares were used as share-based awards granted to employees, the Group wrote off the treasury stock and accounted for additional paid-in capital.

y	Segment reporting

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s CEO, who is the chief operating decision maker in deciding how to allocate resources and assess performance. The Company operates and manages its business as a single reportable segment.

The Group’s internal organizational structure as well as information about geographical areas and business segments is more fully described in Note 17.

z	Statutory reserves

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

2	Significant Accounting Policies (Continued)

Pursuant to the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiary that is a foreign investment enterprise in China have to make appropriations from its after-tax profit (as determined under PRC GAAP) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective companies’ discretion. As of December 31, 2022, no appropriations to statutory reserves, enterprise expansion fund and staff welfare and bonus fund have been made by the Group.

aa	Recently issued accounting pronouncements

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

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The adoption didn’t have a material impact on its consolidated financial statements.

3	Risks and Concentration
a	Credit risk

Financial instruments that potentially subject the Group to concentration of credit risk consist primarily of cash and cash equivalents and time deposits. The Group limits its exposure to credit loss by depositing its cash and cash equivalents and time deposits with financial institutions in the PRC, Hong Kong, Philippines, Singapore, Malaysia and the United States, which are among the largest and most reputable banks with high ratings from internationally-recognized rating agencies, which management believes are of high credit quality. The Group periodically reviews these institutions’ reputations, track records and reported reserves.

As of December 31, 2021 and 2022, the Group had US$3,824 and US$5,136 in cash and cash equivalents with large banks in Hong Kong, respectively. Hong Kong has an official Deposit Protection Scheme (DPS), similar to the Federal Deposit Insurance Corporation (FDIC) in the United States. Deposits in the licensed banks are protected by DPS, up to a limit of HKD500. In addition, the Group believes that the risk of failure of the Hong Kong bank is remote.

As of December 31, 2021 and 2022, the Group had US$1,098 and US$2,814 in cash and cash equivalents, US$17,614 and nil in time deposits with large domestic banks in China, respectively. In May 2015, a new Deposit Insurance System (DIS) managed by the People’s Bank of China (‘‘PBOC’’) was implemented by the Chinese government. Deposits in the licensed banks are protected by DIS, up to a limit of RMB500. In addition, the Group believes that the risk of failure of the banks in China is remote.

3	Risks and Concentration (Continued)
b	Major customers and supplying channels

There were no customers whose revenues individually represent greater than 10% of the total revenues of the Group for the years ended December 31, 2020, 2021 and 2022.

Also there were no distribution channels that individually represent greater than 10% of the total revenues of the Group for the years ended December 31, 2020, 2021 and 2022.

c	Concentration of foreign currency risks

For the years ended December 31, 2020 and 2021, the majority of the Group’s revenues derived were in RMB. As the Group began to focus on international business and divesting the China Mainland Business from 2022, the majority of the Group’s revenues derived were in USD. What’s more, effective January 1, 2022, the Company chooses to change its reporting currency from RMB to USD. The financial statements of these subsidiaries which operates in China and Philippine are translated into U.S. dollars using period-end rates of exchange for assets and liabilities, historical rates of exchange for equity, and average rates of exchange for revenue and expenses. Translation gains (losses) are recorded in accumulated other comprehensive income/(loss) as a component of stockholders’ equity.

Unrealized foreign exchange gains and losses due to re-measurement of monetary assets and liabilities denominated in non-functional currencies as well as realized foreign exchange gains and losses on foreign exchange transactions are recorded in other income (expense), net in the consolidated statements of operations.

d	Foreign currency exchange rate risks

From 2022, most of the Group’s revenues generated from the international business and denominated in USD. However, as the request of service fee payments to all of the Philippine tutors, a significant portion of the costs are incurred in Philippine Pesos. The Philippines continues to experience inflation, currency declines and shortages of foreign exchange. The Group also has a portion of operating expenses denominated in RMB. The value of RMB against the U.S. dollar may fluctuate significantly and unpredictably. The fluctuations of the RMB against the US$ was approximately 6.5% depreciation, 2.3% depreciation and 9.2% appreciation in 2020, 2021 and 2022, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future. The Group is exposed to the risk of cost increases due to inflation in the Philippines and the depreciation of Renminbi. As the Group currently engages a third-party vendor to handle the payment of the service fees of the independently contracted tutors in the Philippines, and the Group settles the balance with them in U.S.dollars, the Group is also exposed to the risk of an increase in the value of the U.S.dollar relative to Renminbi. The Group does not currently engage in any transactions as a hedge against risk of loss due to foreign currency fluctuations.

4	Discontinued operation

Deconsolidation of China Mainland Business

On June 24, 2022, the Company completed a definitive share purchase agreement with Dasheng Holding (HK) Limited (“Dasheng Holding”), an entity controlled by Mr. Jiajia Jack Huang, chairman of the board of directors and Chief Executive Officer of the Company. Jiajia Jack Huang, through Dasheng Holding, acquired all of the Company’s online English tutoring businesses in China mainland, including all associated liabilities and assets (the “China Mainland Business”). The excess of the consideration over the carry value of the net assets of the China Mainland Business was recorded to the additional paid in capital because Jack Huang is a significant shareholder of the company. In the Share Purchase Agreement, the Company is granted a right to purchase the China Mainland Business with an exercise price equal to US$0.001. The expiration date for exercise of the Warrant will be the 5th anniversary of June 30, 2022. It’s unlikely that the Warrant will become exercisable because the exercise of Warrant shall be subject to the Opinions issued by the General Office of the CPC Central Committee and the General Office of the State Council, as well as requirements of competent government authorities.

4	Discontinued operation (Continued)

The Company participated significantly in the design or redesign of the China Mainland Business and the China Mainland Business is designed so that substantially all of its activities either involve or are conducted on behalf of the Company. The Company provided more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the China Mainland Business based on an analysis of the fair values of the interests in the China Mainland Business. The China Mainland Business would be deemed to be a VIE considering there is insufficient equity investment at risk and the equity at risk, if any, lacks the right to receive the expected residual returns with the existence of the Warrant. For primary beneficiary identification, the Company has variable return but does not have power over the Mainland China Business. And Mr. Jack Jiajia Huang, as the only ultimate shareholder of the Mainland China Business, meets both the power and losses/benefits criterion, he is deemed to be the primary beneficiary of the Mainland China Business. Therefore, upon completion of the divesture on June 30, 2022, the Company lost its control over the Mainland China Business. Accordingly, the Company deconsolidated the China Mainland Business financial statements, effective since June 30, 2022, referred to as the “China Mainland Business Deconsolidation”.

The divesture represented a strategic shift that had a major effect on the Group’s operations and financial results and was accounted for as discontinued operations. The Group has classified the historical financial results of China Mainland business as discontinued operations in the Group’s consolidated statements of comprehensive income/(loss) for all periods presented. Additionally, the related assets and liabilities associated with discontinued operations in the prior year consolidated balance sheet were classified as assets/liabilities held for sale to provide the comparable financial information. As a result of the China Mainland Business Deconsolidation, the Company reevaluated its operating segments (Note 17). In connection with the China Mainland Business Deconsolidation, the Company recorded a gain on deconsolidation of $152,980 which is included in additional paid in capital, net of tax of nil, in the consolidated balance sheets, as the transaction with shareholder of the Group.

Upon completion of the transaction, the Company’s ownership interest in the China Mainland Business from 100% as of December 31, 2021 decreased to nil (Note 1). Accordingly, assets, liabilities, revenues and expenses and cash flows related to the China Mainland Business have been reclassified in the consolidated financial statements as discontinued operations for all periods presented.

4Discontinued operation (Continued)

The assets and liabilities are included in the captions “Current assets held-for-sale”, “Non-current assets held-for-sale”, “Current liabilities held-for-sale” and “Non-current liabilities held-for-sale”, in the accompanying balance sheets at December 31, 2021 and consist of the following:

As of December 31, 2021
US$

Cash and cash equivalents	9,069
Restricted cash	7,929
Time deposits	1,098
Short-term investments	90,652
Inventory	169
Prepaid expenses and other current assets	8,695
Current assets held-for-sale	117,612

Property and equipment, net	2,521
Intangible assets, net	1,642
Right-of-use assets	4,218
Time deposits	4,705
Deferred tax assets	8,882
Other non-current assets	689
Non-current assets held-for-sale	22,657

Advances from students——current	271,640
Accrued expenses and other current liabilities	11,918
Lease liabilities——current	2,227
Taxes payable	4,301
Current liabilities held-for-sale	290,086

Advances from students——non-current	177
Lease liabilities——non-current	2,217
Other non-current liabilities	39
Non-current liabilities held-for-sale	2,433

4	Discontinued operation (Continued)

The condensed cash flows of China Mainland Business were as follows for the years ended December 31, 2020 and 2021 and for the period from January 1, 2022 through June 30, 2022, the date immediately preceding the China Mainland Business Deconsolidation, are included in the consolidated statements of cash flows of the Company as cash flow from discontinued operations:

	For the year ended		For the period from January 1, 2022
	2020	2021	through June 30,2022
	US$	US$	US$
Net cash provided by/(used in) operating activities	104,184	(100,046)	(47,630)
Net cash (used in)/ provided by investing activities	(105,988)	92,661	10,149
Net cash provided by/(used in) financing activities	1,288	(25,926)	20,484

China Mainland Business results of operations for the period from January 1, 2022 through June 30, 2022, the date immediately preceding the China Mainland Business Deconsolidation, and for the years ended December 31, 2020 and 2021, shown in the table below, are included in the consolidated comprehensive income/(loss) as “net income/(loss) from the discontinued operations, net of income taxes” for those respective periods, after intercompany eliminations, as applicable.

	For the year ended		For the period from January 1, 2022
	2020	2021	through June 30, 2022
	US$	US$	US$
Major classes of line items constituting pretax profit of discontinued operations
Net revenues	297,516	337,029	14,910
Cost of revenues	(84,018)	(86,241)	(20,476)
Gross profit/(loss)	213,498	250,788	(5,566)
Operating expenses:
Sales and marketing expenses	(150,132)	(161,148)	(8,225)
Product development expenses	(23,601)	(27,514)	(1,839)
General and administrative expenses	(31,025)	(48,506)	(13,804)
Goodwill and intangibles impairment	—	(4,976)	—
Total operating expenses	(204,758)	(242,144)	(23,868)
Other income	6,264	3,586	460
Income/(loss) from discontinued operations	15,004	12,230	(28,974)
Other income, net	5,585	3,405	1,107
Income/(loss) before income tax	20,589	15,635	(27,867)
Income tax benefits/(expenses)	652	7,294	(1,845)
Net income/(loss) from discontinued operations, net of income tax	21,241	22,929	(29,712)

5	Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2021	2022
	US$	US$
Costs to obtain contracts with customers	—	1,457
Cost to collect tuition fee from third-party payment channel	—	302
Prepaid taxes	341	280
Deposit in third-party payment channel	380	278
Prepaid advertising expenses	—	172
Prepaid professional service fees	119	164
Prepaid rental and other deposits	226	138
Prepaid Directors & Officers insurance	128	120
Others*	1,333	598
Total	2,527	3,509

*The balance as of December 31, 2022 includes US$445 receivable from employees of China Mainland Business and the Group received US$445 from China Mainland Business to transfer the creditor’s rights with employees to China Mainland Business in March 2023.

6	Property and equipment, net

Property and equipment consist of the following:

	As of December 31,
	2021	2022
	US$	US$
Computers and equipment	2,073	1,235
Furniture and fixtures	514	7
Leasehold improvement	1,849	1
Total	4,436	1,243
Less: Accumulated depreciation	(4,288)	(1,218)
Property and equipment, net	148	25

For the years ended December 31, 2020, 2021 and 2022, depreciation expenses amounted to nil, US$92 and US$91, respectively.

7	Intangible assets, net

The following table summarizes the Group’s intangible assets, net:

	As of December 31,
	2021	2022
	US$	US$
Copyright for teaching materials	120	120
Computer software	5	5
Total	125	125
Less: Accumulated amortization	(9)	(21)
Intangible assets, net	116	104

For the years ended December 31, 2020, 2021 and 2022, amortization expenses amounted to nil, US$5 and US$12 respectively. For the years ended December 31, 2020, 2021 and 2022, there is no intangibles impairment to be recognized.

7Intangible assets, net (Continued)

As of December 31, 2022, amortization expense of intangible assets for future years is expected to be as follows:

Amortization
Expense
US$
2023	12
2024	12
2025	12
2026	12
2027 and thereafter	56
104

8	Operating Leases

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

The components of lease expense for the years ended December 31, 2020, 2021 and 2022 were as follows:

	For the year ended
	December 31, 2020	December 31, 2021	December 31, 2022
	US$	US$	US$
Operating lease cost	—	263	662
Lease cost for leases with terms less than one year	—	—	37
Total lease cost	—	263	699

For the year ended December 31, 2020, 2021 and 2022, there is no variable lease cost and sublease income recognized in the consolidated financial statements of the Group.

Maturities of lease liabilities were as follows:

As of December 31,
2022
US$
2023	435
2024	326
2025	—
2026	—
2027 and thereafter	—
Total undiscounted lease payments	761
Less: imputed interest	(27)
Total lease liabilities	734

8Operating Leases (Continued)

The following table provides a summary of the Group’s lease terms and discount rates as of December 31, 2021 and 2022:

	As of December 31,	As of December 31,
	2021	2022
Weighted average remaining lease term(years)	2.29	1.59

Weighted average discount rate(percentage)	5.43%	4.75%

Supplemental information related to the Group’s operating leases for the year ended December 31, 2020, 2021 and 2022 are as follows:

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2020	2021	2022
Cash paid for operating leases	—	1,424	466
Right-of-use assets obtained in exchange for operating lease liabilities	—	151	863

9	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2021	2022
	US$	US$
Salaries, welfare and outsourcing fee payable	1,382	1,916
Accrued advertising and other expenses	647	1,596
Accrued professional service fees	820	613
Accrued rental and property management fees	71	71
Accrued staff reimbursements	5	49
Others	247	96
Total	3,172	4,341

10	Taxation

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

Singapore

The Company’s subsidiary, HelloWorld Online Education PTE.LTD, is considered Singapore tax resident enterprise under Singapore tax laws; accordingly, it is subject to enterprise income tax on its taxable income as determined under Singapore tax laws at a statutory tax rate of 17%.

10Taxation (Continued)

Malaysia

The Company’s subsidiary, 51TALK TRAINING SDN.BHD, is established in Malaysia and its income is subject to Malaysia tax laws. The income tax rate is 17% for the first MYR500,000 ($113,230) taxable income and 24% thereafter.

Philippines

Entities incorporated in Philippines are subject to enterprise income tax in the Philippines at a rate of 25%. As of December 31, 2021 and 2022, the Company’s subsidiaries in Philippines had an accumulated profit. Philippines Co II has been registered with the Philippine Economic Zone Authority, or PEZA, as an Eco zone IT Enterprise since December 19, 2014. As such, it is entitled to an income tax holiday, or 100% exemption from corporate income tax, for four years from its PEZA registration, the tax and duty free importation of raw materials, capital equipment, machineries and spare parts, VAT zero-rating for local purchases of goods and services, and exemption from payment of local government imposts, fees, licenses, and taxes, and exemption from expanded withholding tax under Philippines tax law. In February 2022, Philippine Co II left the PEZA offices in Alpha and Bacolod and the tax holiday ended.

Payments of dividends by Philippines Co II and Philippines Co III are subject to withholding tax in the Philippines at the rate of 25%. As of December 31, 2020, 2021 and 2022, the Group did not record any withholding tax on the retained earnings of its subsidiaries in the Philippines, as the impact was immaterial as of December 31, 2020, 2021 and 2022.

In addition to the 25% corporate income tax, Philippines Co III is also subjected to 12% of Value Added Tax on all income generated within the Philippines.

PRC Withholding Tax on Dividends

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign-invested entity (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous EIT Law. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between China Mainland and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation (“SAT”) further promulgated Notice 9 on February 3, 2018, which provides that a “beneficial owner” refers to a person who has ownership and disposal rights to the income or any rights and assets arising from such income, and the tax authority is discretionary to determine whether an enterprise is determined as a “beneficial owner.”

As of December 31, 2020, 2021 and 2022, the Company did not record any withholding tax on the retained earnings of its subsidiary as they were still in accumulated deficit positions.

	For the year ended December 31,
	2020			2021			2022
	International	PRC		International	PRC		International	PRC
	entities	entities	Total	entities	entities	Total	entities	entities	Total
	US$	US$	US$	US$	US$	US$	US$	US$	US$
Income/(loss) before income tax expenses	—	—	—	(1,826)	(2,265)	(4,091)	(14,358)	1,574	(12,784)
Current income tax expenses	—	—	—	48	—	48	50	—	50
Deferred income tax expenses/(benefits)	—	—	—	52	—	52	10	—	10
Income tax expenses/(benefits)	—	—	—	100	—	100	60	—	60

10Taxation (Continued)

The combined effects of the income tax exemption and reduction available to the Group are as follows (in thousands, except per share data):

	Year Ended December 31,
	2020	2021	2022
Tax holiday effect	—	—	—
Basic and diluted loss per share effect	—	0.00	0.00

Reconciliation of the differences between statutory tax rate and the effective tax rate:

Reconciliation of the differences between the PRC statutory tax rate of 25% and the Group’s effective tax rate is as follows:

	As of December 31,
	2020	2021	2022
PRC statutory tax rate	—	25%	25%
Effect on tax rates in different tax jurisdiction	—	(2.68)%	(15.40)%
Effect on tax holiday	—	(0.01)%	0.00%
Changes in valuation allowance	—	(17.26)%	(5.69)%
Permanent book-tax differences—non-deductible expenses	—	(7.49)%	(4.38)%
Effective tax rate	—	(2.44)%	(0.47)%

c.	Deferred Tax Assets and Liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. Significant components of the Group’s deferred tax assets are as follows:

	As of December 31,
	2021	2022
	US$	US$
Deferred tax assets
Tax loss carryforwards	3,715	4,763
Defined benefits liabilities	38	24
Accruals and other liabilities	1	2
Share-based compensation	(83)	(39)
Less: Valuation allowance	(3,633)	(4,361)
Total deferred tax assets, net	38	389

Deferred tax liabilities
Unrealized foreign exchange gain	—	(109)
Contract costs related assets	—	(364)
Total deferred tax liabilities	—	(473)
Net deferred tax asset/(liabilities )	38	(84)

US$177, US$4,371, US$6,591, US$2,246 and US$9,422 of the tax loss carryforwards will expire in the years ended December 31, 2023, 2024, 2025, 2026 and 2027, respectively.

10Taxation (Continued)

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

Movement of Valuation Allowance

The following table shows the movement of valuation allowance for the periods presented:

	For the year ended December 31,
	2020	2021	2022
	US$	US$	US$
Balance at beginning of the year	—	—	(3,633)
Provision	—	(3,633)	(1,259)
Current period reversal	—	—	531
Balance at end of the year	—	(3,633)	(4,361)

11	Ordinary shares

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

On June 4, 2020, the Company completed its follow-on offering on the New York Stock Exchange. The Company sold 4,907,100 Class A ordinary shares at US$1.27 per share, including the exercise of the over-allotment option. The total gross capital raise was approximately US$6,216.

As of December 31, 2021 and 2022, 1,500,000,000 ordinary shares have been authorized, including (i) 1,000,000,000 Class A ordinary shares of a par value of US$0.0001 each, (ii) 350,000,000 Class B ordinary shares of a par value of US$0.0001 each and (iii) 150,000,000 shares of a par value of US$0.0001 each of such class or classes however designated by the Board of Directors.

As of December 31, 2020, 325,733,064 ordinary shares have been issued, of which 196,045,898 were Class A ordinary shares and 129,687,166 were Class B ordinary shares. 323,640,564 ordinary shares are outstanding, of which 193,953,398 were Class A ordinary shares and 129,687,166 were Class B ordinary shares. The movement of Class A ordinary shares for the year ended 2020 includes exercise of share options of 5,103,015 shares, settlement of RSU by new issuance of 1,865,055 shares, follow-on public offering of 4,907,100 shares, repurchase of class A ordinary shares of 2,094,000 shares, treasury shares used in settlement of restricted shares of 1,808,220 shares and Class B ordinary shares conversion to Class A ordinary shares of 93,426,495 shares. The movement of Class B ordinary shares for the year ended 2020 includes Class B ordinary shares conversion to Class A ordinary shares of 93,426,495 shares.

As of December 31, 2021, 337,489,751 ordinary shares have been issued, of which 233,882,749 were Class A ordinary shares and 103,607,002 were Class B ordinary shares. 333,581,801 ordinary shares are outstanding, of which 229,974,799 were Class A ordinary shares and 103,607,002 were Class B ordinary shares. The movement of Class A ordinary shares for the year ended 2021 includes exercise of share options of 4,287,360 shares, settlement of RSU by new issuance of 4,243,680 shares, issuance for acquisition of subsidiaries of 3,225,647 shares, repurchase of class A ordinary shares of 1,815,450 shares and Class B ordinary shares conversion to Class A ordinary shares of 26,080,164 shares. The movement of Class B ordinary shares for the year ended 2021 includes Class B ordinary shares conversion to Class A ordinary shares of 26,080,164 shares.

11Ordinary shares (Continued)

As of December 31, 2022, 337,816,197 ordinary shares have been issued, of which 234,209,217 were Class A ordinary shares and 103,606,980 were Class B ordinary shares. 337,816,197 ordinary shares are outstanding, of which 234,209,217 were Class A ordinary shares and 103,606,980 were Class B ordinary shares. The movement of Class A ordinary shares for the year ended 2022 includes exercise of share options of 34,995 shares, settlement of RSU by new issuance of 291,495 shares, treasury shares used in settlement of restricted shares of 3,907,950 shares and cancelation of 22 shares. The movement of Class B ordinary shares for the year ended 2022 includes cancelation of 22 shares.

12	Share-based Compensation

The Company adopted 2013 Employee Stock Option Plan (the “2013 Plan”), 2014 Employee Stock Option Plan (the “2014 Plan”, collectively the “Pre-IPO Plans”). In May 2016, the Company adopted the 2016 Share Incentive Plan (“2016 Plan”). The Pre-IPO Plans and 2016 Plan allow the plan administrator to grant stock options, share appreciation rights, dividend equivalent right, restricted share units and restricted shares to employees, directors and consultants of the Company and its affiliates, up to a maximum of 36,229,922 and 4,600,000 Class A ordinary shares, respectively, plus an annual increase of 1.5% of the total outstanding share capital as of December 31 of the immediately preceding calendar year on the first day of each fiscal year, beginning in 2017, or such lesser number of Class A ordinary shares as determined by the board of directors of the Company. If an award under the Pre-IPO Plans terminates, expires or lapses, or is cancelled for any reason, ordinary shares subject to the award become available for the grant of a new award under the 2016 Plan. As of December 31, 2022, after consideration of adjustments for the annual increase and other changes, a total of 21,209,627 Class A ordinary shares are available under the plans.

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

The Company granted restricted share units (“RSUs”) under the 2016 Plan. Most of RSUs vest over a period of two-year or four-year requisite service period. And granted RSUs generally follow one of the four vesting schedules (“Schedule D”, “Schedule E”, “Schedule F”, “Schedule G”, “Schedule H”) below:

●	Schedule D: one half (½) of which vest upon the second anniversary of the date of vesting commencement date and 25% of the options vest at the third and fourth anniversary respectively
●	Schedule E: 6.25% of the RSUs vest at each of the sixteen quarters after vesting commencement date;
●	Schedule F: 25% of the RSUs vest at each of the four anniversaries;
●	Schedule G: 50% of the RSUs vest at each of the two anniversaries;
●	Schedule H: 25% of the RSUs vest at each half year of the two anniversaries;

For the years ended December 31, 2020, 2021 and 2022, total share-based compensation expenses recognized were nil, US$219 and US$712, respectively. As of December 31, 2022, the unrecognized compensation cost was US$815. These amounts are expected to be recognized over a weighted average period of 1.39 years.

12Share-based Compensation (Continued)

Stock options

The Group uses the Binomial option pricing model to estimate the fair value of stock options. The assumptions used to value the Company’s option grants were as follows:

For the year ended December 31,
	2020	2021	2022
Stock options:
Contractual term (in years)	10.00-10.00	10.00-10.00	—
Expected volatility	51.0%-58.0%	57.7%-59.4%	—
Exercise multiple	2.2-2.8	2.2-2.8	—
Expected dividend yield	—	—	—
Risk-free interest rate (per annum)	0.66%-1.92%	1.45%-1.87%	—
Expected forfeiture rate (post-vesting)	—	—	—

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

The following table sets forth the summary of option activities under the Company’s 2013 Plan and 2014 Plan:

			Weighted
		Weighted	Average
		Average	Remaining		Weighted Average
	Options	Exercise	Contractual	Aggregate Intrinsic	Grant Date Fair
	Outstanding	Price	Life	Value	Value
		US$	(In years)	US$	US$
December 31, 2020	19,349,805	0.2313	5.40	30,495	0.5231
Granted	1,280,000	0.4410	—	—	0.6204
Exercised	(4,287,360)	0.1846	—	—	0.6536
Expired	—	—	—	—	—
Forfeited or cancelled	(5,094,290)	0.4941	—	—	0.6746
December 31, 2021	11,248,155	0.1540	3.77	(824)	0.4158
Granted	—	—	—	—	—
Exercised	(34,995)	0.0500	—	—	0.3066
Expired	—	—	—	—	—
Forfeited or cancelled	(835,760)	0.4131	—	—	0.6153
December 31, 2022	10,377,400	0.1334	2.71	(295)	0.4001
Vested and expected to vest as of December 31, 2022	10,268,256	0.1319	0.99	(276)	0.4003
Exercisable as of December 31, 2022	9,988,385	0.1258	0.81	(207)	0.3982

The aggregate intrinsic value is calculated as the difference between the estimated fair value of the underlying stock at each reporting date and the exercise price of the underlying awards.

12Share-based Compensation (Continued)

RSUs

The following table sets forth the summary of the restricted share units’ activities in 2021 and 2022:

	Number of	Weighted Average
	RSUs	Grant Date Fair Value
		US$
December 31, 2020	7,430,024	0.86
Granted	4,336,815	1.04
Vested	(4,243,680)	0.95
Forfeited	(4,643,094)	0.94
December 31, 2021	2,880,065	0.86
Granted	11,042,990	0.08
Vested	(4,199,445)	0.37
Forfeited	(2,118,691)	0.34
December 31, 2022	7,604,919	0.14

13	Net income/(loss) per share

Basic net income/(loss) per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted earnings per share (‘‘EPS’’) is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the treasury stock method.

For the years ended December 31, 2020 and 2021, as the Company is in a net loss position for the continuing operations, the potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share. For the years ended December 31, 2020 and 2021, stock options to purchase ordinary shares and restricted share units that were anti-dilutive and excluded from the calculation of diluted net income per share of the Company were 21,949,428 and 11,453,175 respectively, on a weighted average basis.

For the years ended December 31, 2022, stock options to purchase ordinary shares and restricted share units that were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company were 13,657,466 on a weighted average basis.

13Net income/(loss) per share (Continued)

The following table sets forth the computation of basic and diluted net loss per share for the periods:

	For the year ended December 31,
	2020	2021	2022
	US$	US$	US$
Numerator:
Net income/(loss) for discontinued operations	21,241	22,929	(29,712)
Denominator:
Weighted average ordinary shares outstanding
—basic	319,553,690	328,484,502	335,640,275
—diluted	319,553,690	328,484,502	335,640,275
Basic net income/(loss) per share attributable to ordinary shareholders	0.07	0.07	(0.09)
Diluted net income/(loss) per share attributable to ordinary shareholders	0.07	0.07	(0.09)
Basic net income/(loss) per ADS* attributable to ordinary shareholders	3.99	4.19	(5.31)
Diluted net income/(loss) per ADS* attributable to ordinary shareholders	3.99	4.19	(5.31)
Numerator:
Net loss for continuing operations	—	(4,191)	(12,844)
Denominator:
Weighted average ordinary shares outstanding
—basic	319,553,690	328,484,502	335,640,275
—diluted	319,553,690	328,484,502	335,640,275
Basic net income/(loss) per share attributable to ordinary shareholders	—	(0.01)	(0.04)
Diluted net income/(loss) per share attributable to ordinary shareholders	—	(0.01)	(0.04)
Basic net income/(loss) per ADS* attributable to ordinary shareholders	—	(0.77)	(2.30)
Diluted net income/(loss) per ADS* attributable to ordinary shareholders	—	(0.77)	(2.30)

*In December 2022, the Company changed the ratio of American depositary shares (“ADSs”) to Class A ordinary shares (the “ADS Ratio”) from one ADS representing fifteen Class A ordinary shares to one ADS representing sixty Class A ordinary shares.

14	Commitments and contingencies
a	Commitments

Future minimum lease payments for operating lease liabilities as of December 31, 2022 are disclosed in Note 8.

As of December 31, 2022, the Group’s future minimum commitments under non-cancelable agreements were as follows:

		Less than One	Over One
	Total	Year	Year
	US$	US$	US$
Purchase commitments	25	25	—
Total	25	25	—

Purchase commitments mainly include commitments for enterprise routine operations.

bContingencies

There are no claims, lawsuits, investigations and proceedings, including un-asserted claims that are probable to be assessed, that have in the recent past had, or to the Group’s knowledge, are reasonably possible to have, a material change on the Group’s financial position results of operations or cash flow.

15	Related party transactions

Name of entity	Relationships with the Group
Dasheng Holding (HK) Limited, its subsidiary and its consolidated VIEs	Controlled by the CEO of the Group

During the years ended December 31, 2022, the Group had the following material related party transactions:

(a)	Transactions with related parties

	For the year ended December 31,
	2020	2021	2022
	US$	US$	US$
Services provided to Dasheng Holding (HK) Limited, its subsidiary and its consolidated VIEs
Agent services provided to the Dasheng Holding (HK) Limited, its subsidiary and its consolidated VIEs*	—	—	92

Services received from Dasheng Holding (HK) Limited, its subsidiary and its consolidated VIEs
Product development labor service	—	—	505
Internet service	—	—	56

*Agent services provided to Dasheng Holding (HK) Limited, its subsidiary and its consolidated VIEs mainly refer to the sale of management service of Philippines tutors, and these Philippine tutors would deliver the lessons services to the students in Mainland China.

(b)	Balances with related parties

	As of December, 31
	2021	2022
	US$	US$
Amounts due to Dasheng Holding (HK) Limited, its subsidiary and its consolidated VIEs*	—	389

*The balance represents net settled services and other payables and receivables between the Company and Dasheng Holding (HK) Limited, its subsidiary and its consolidated VIEs.

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

After the disposal of the China Mainland Business and the rescission of the Equity Interest Pledge Agreement with the sole shareholder of Dasheng HAWO, the Company is without any consolidated VIEs as of December 31, 2022. Total registered capital of the Company’s PRC subsidiary as of December 31, 2022 were US$10,000.

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

The Company did not have significant capital and other commitments, or guarantees as of December 31, 2021 and 2022.

The Company’s accounting policies are the same as the Group’s policies except for the accounting for the investments in subsidiaries and the VIEs.

16	Profit appropriation and restricted net assets (Continued)

Condensed Balance Sheets of the Company

	As of December, 31
	2021	2022
	US$	US$

ASSETS
Current assets
Cash and cash equivalents	11,939	4,207
Time deposits	6,499	4,872
Prepaid expenses and other current assets	1,229	642
Total current assets	19,667	9,721
Non-current assets
Time deposits	11,115	—
Amounts due from inter-company entities	64,448	11,425
Other non-current assets	87	69
Total non-current assets	75,650	11,494
Total assets	95,317	21,215

LIABILITIES AND SHAREHOLDERS’ DEFICIT/(EQUITY)
Current liabilities
Accrued expenses and other current liabilities	1,009	563
Tax payables	135	135
Total current liabilities	1,144	698
Non-current liabilities
Amounts due to inter-company entities	1,676	5,824
Deficits of investments in subsidiaries and the VIEs	205,925	8,116
Total non-current liabilities	207,601	13,940
Total liabilities	208,745	14,638
Shareholders’ deficit/(equity):
Class A ordinary shares	23	23
Class B ordinary shares	10	10
Treasury stock	(6,640)	-
Additional paid-in capital	187,841	337,407
Accumulated other comprehensive (loss)/income	(6,052)	303
Accumulated deficit	(288,610)	(331,166)
Total shareholders’ deficit/(equity)	(113,428)	6,577
Total liabilities and shareholders’ deficit/(equity)	95,317	21,215

16	Profit appropriation and restricted net assets (Continued)

Condensed Statements of Operations and Comprehensive Income/(Loss) of the Company

	For the year ended December 31,
	2020	2021	2022
	US$	US$	US$

Operating expenses:
Sales and marketing expenses	—	—	(55)
Product development expenses	—	—	(1,240)
General and administrative expenses	—	(850)	(2,480)
Share of income/(loss) of subsidiaries and the VIEs	—	(3,687)	(8,060)
Total operating expenses	—	(4,537)	(11,835)
Loss from operations	—	(4,537)	(11,835)
Others	—	363	(1,008)
Loss before income tax expenses	—	(4,174)	(12,843)
Income tax expenses	—	(17)	(1)
Net loss from continuing operations	—	(4,191)	(12,844)
Net income/(loss) from discontinuing operations	21,241	22,929	(29,712)
Net income/(loss), all attributable to the Company’s ordinary shareholders	21,241	18,738	(42,556)
Comprehensive income/(loss):
Net income/(loss)	21,241	18,738	(42,556)
Other comprehensive income/(loss)
Foreign currency translation adjustments	(11,556)	(4,324)	9,082
Reclassification of exchange differences on translation of operations to consolidated statement of operations	—	—	(2,727)
Total comprehensive income/(loss)	9,685	14,414	(36,201)

Condensed Statements of Cash Flow of the Company

	For the year ended December 31,
	2020	2021	2022
	US$	US$	US$

Cash flows from operating activities:
Net cash (used in)/provided by operating activities	(2,144)	112	(3,210)
Cash flows from investing activities:
Placement of time deposits	(7,058)	(24,474)	(4,872)
Withdrawal of time deposits	6,902	30,773	17,614
Net cash provided by/(used in) transactions with intra-Group entities	—	5,554	(20,855)
Net cash (used in)/provided by investing activities	(156)	11,853	(8,113)
Cash flows from financing activities:
Share repurchase program	(3,498)	(3,143)	—
Proceeds from exercise of stock options	1,474	791	—
Proceeds from issuance of stocks, net of offering expenses	5,636	—	—
Net cash provided by transactions with intra-Group entities	—	—	4,078
Net cash provided by/(used in) financing activities	3,612	(2,352)	4,078
Effect of exchange rate changes on cash and cash equivalents	—	15	(487)
Net increase/(decrease) in cash and cash equivalents	1,312	9,628	(7,732)
Cash and cash equivalents at the beginning of the year	999	2,311	11,939
Cash and cash equivalents at the end of the year	2,311	11,939	4,207

17	Segment Information

Based on the criteria established by ASC 280 ‘‘Segment Reporting’’, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group.

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s CODM in deciding how to allocate resources and assess performance. The Group operates in three principal geographical areas—China, Hong Kong and the Philippines. After divesture of China Mainland Business in 2022, most revenues from external customers are attributed to Hong Kong, as the Group received the tuition through Hong Kong company, the Company reevaluated and concluded that the operating segments should be aggregated as one reportable segment as of December 31, 2022 considering these segments have similar economic characteristics and are similar in respect of the nature of products and services, the type or class of customers, the methods used to distribute the products or provide the services.

The following table summarizes primary long-lived assets of the Group by geographical location:

	Property and equipment
	As of December 31,
	2021	2022
	US$	US$
Hong Kong	—	—
China	—	—
Philippines	148	25

	Right-of-use assets
	As of December 31,
	2021	2022
	US$	US$
Hong Kong	—	—
China	308	769
Philippines	1,262	—

18	Subsequent events

On March 10, 2023, Silicon Valley Bank (“SVB”), at which the Company maintained cash and cash equivalents in the current account with a balance of US$728 as of December 31, 2022, was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (FDIC), as receiver. On March 12, 2023, the Department of Treasury and the Federal Reserve (“FDIC”) issued a joint statement indicating that actions would be taken to complete the FDIC’s resolution of SVB in a manner that protects depositors. The financial institution was reopened by the FDIC on March 13, 2023, with customers having full access to their deposits and debt facilities as at the time of the closure. The Company has made successful withdraw request and has received US$428 as of date of this report, and it’s assessed no material risk on the collectability of the remaining balance of US$300. The Company has no deposit in other banks with such risk, and there is no material impact on the financial statements of the Company.