Form 20-F
period 2023-12-31
51Talk Online Education Group
filed 2024-04-29
CIK 1659494

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023

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
E-mail: ir@51talk.com
Room 105 17/F Tower I, Grand Century Place, 193 Prince Edward Road, Mong Kok, Hong Kong. China.
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each	COE	NYSE American LLC
representing sixty Class A ordinary shares,
par value US$0.0001 per share
Class A ordinary shares,		NYSE American LLC
par value US$0.0001 per share*

*	Not for trading, but only in connection with the listing on the NYSE American LLC of American depositary shares, each representing sixty Class A ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2023, there were 343,300,197 ordinary shares outstanding, par value $0.0001 per share, being the sum of 239,693,217 Class A ordinary shares (excluding 948,675 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the issuer’s share incentive plan) and 103,606,980 Class B ordinary shares.

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

☐ Yes ☐No

i

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

●	a lesson is considered “booked” when it is taken or when the student to such lesson is confirmed absent;
●	an “active student with general lesson consumption” or “active student” for a specified period refers to a student who consumed or booked at least one paid lesson credit, in attendance or due to minimum consumption or expiration, excluding those students who only attended paid live broadcasting lessons or trial lessons; an “active student with attended lesson consumption” for a specified period refers to a student who attended at least one paid lesson, excluding those students who only attended paid live broadcasting lessons or trial lessons;
●	“ADSs” refers to our American depositary shares, each representing sixty Class A ordinary shares;
●	the “Alleviating Burden Opinion” refers to the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education jointly promulgated by the General Office of State Council and the General Office of Central Committee of the Communist Party of China on July 24, 2021;
●	“China Mainland Business” refers to our former online English tutoring businesses in mainland China, including all associated liabilities and assets, which we divested in June 2022;
●	“foreign tutors” refers to the Filipino tutors;
●	“global tutors” refers to the non-Filipino foreign tutors;
●	“gross billings” for a specific period refers to the total amount of cash received and receivable from third party payment platforms for the sale of course packages and services in such period, net of the total amount of refunds in such period;
●	“ordinary shares” refers to our Class A and Class B ordinary shares, par value US$0.0001 per share;
●	“the former mainland China consolidated VIEs” refers to, among others, Dasheng Zhixing, Dasheng Helloworld and Dasheng Zhiyun;
●	a “paying student” for a specified period refers to a student that purchased a course package during the period, excluding those students who only paid for live broadcasting lessons, and the total number of “paying students” for a specified period refers to the total number of paying students for such period minus the total number of students that obtained refunds during such period;
●	“VIEs” refers to variable interest entities; and
●	“we,” “us,” “our company,” “our,” and “51Talk” refer to 51talk Online Education Group, a Cayman Islands holding company and its subsidiaries, and, in the context of describing our operations and consolidated financial information before the divestiture of the China Mainland Business, the former mainland China consolidated VIEs.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our goals and growth strategies;
●	our expectations regarding demand for and market acceptance of our brand and platform;
●	our ability to retain and increase our student enrollment;
●	our ability to offer new courses;
●	our ability to engage, train and retain new tutors;
●	our future business development, results of operations and financial condition;
●	our ability to maintain and improve infrastructure necessary to operate our education platform;
●	competition in the online education industry in the markets where we operate;
●	the expected growth of, and trends in, the markets for our course offerings;
●	government policies and regulations relating to our corporate structure, business and industry in mainland China, Hong Kong and overseas;
●	general economic and business condition in mainland China, Hong Kong and overseas; and
●	assumptions underlying or related to any of the foregoing.

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

PART I.

ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.      KEY INFORMATION

Our Holding Company Structure

51Talk Online Education Group is not an operating company but a Cayman Islands holding company. We conduct our business operations through our offshore subsidiaries, including our Hong Kong subsidiaries, as well as our subsidiaries in mainland China. We conduct part of our operations, which solely pertains to research and development, administration and sales and marketing, through our mainland China subsidiaries. Investors in our ADSs are purchasing equity interest in a holding company incorporated in the Cayman Islands instead of equity interest in our operating subsidiaries. This structure involves unique risks to investors who hold our ADSs. For example, as a holding company, our mainland China subsidiaries are subject to regulations on loans to, and direct investment in, mainland China entities by offshore holding companies. In addition, Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of our securities, including that it could cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to having operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—PRC regulation on loans to, and direct investment in, mainland China entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of our equity offerings to make loans to our mainland China subsidiaries or make additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

We face various legal and operational risks and uncertainties associated with having part of our operations in China and the complex and evolving PRC laws and regulations. For example, we face risks associated with regulations on loans to, and direct investment in, mainland China entities by offshore holding companies. These risks could result in a material adverse change in our operations and the value of our ADSs or cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—PRC regulation on loans to, and direct investment in, mainland China entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of our equity offerings to make loans to our mainland China subsidiaries or make additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” All the operational risks associated with having operations in mainland China also apply to operations in Hong Kong. With respect to the legal risks associated with having operations in mainland China, the laws, regulations and the discretion of mainland China governmental authorities discussed in this annual report are expected to apply to mainland China entities and operations, rather than entities or operations in Hong Kong which operate under a different set of laws from mainland China.

The PRC government has recently implemented industry-wide regulations, including data security and anti-monopoly related regulations. After the divestiture of the China Mainland Business, we have ceased selling our service offerings in mainland China and only conduct part of our operations in mainland China, thereby regulations in this nature or regulatory actions related to the PRC Enterprise Income Tax Law have not had a material impact to our ability to conduct our business, accept foreign investments, or list on a U.S. or other foreign exchange. For example, the PRC government has recently promulgated a series of cybersecurity and data privacy laws and regulations in China, including the PRC Cybersecurity Law and the Cybersecurity Review Measures. In light of our current business focus on countries and regions outside mainland China after the divestiture of the China Mainland Business and the service providers hosting our servers and routers being located in Singapore, as of the date of this annual report, we have not experienced any material impact of the recently promulgated cybersecurity and data privacy laws and regulations on our ability to conduct our business, accept foreign investments, or list on a U.S. or other foreign exchange. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, and we are required to comply with applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.” Furthermore, regulators in mainland China have recently focused on enforcement of anti-monopoly and unfair competition rules, which have not materially affected our operations because we have shifted our business focus to countries and regions outside mainland China. However, new regulatory actions relating to data security or anti-monopoly concerns in mainland China may be taken, and there is no assurance that such new regulatory actions will not materially impact our ability to conduct our business, accept foreign investments, or list on a U.S. or other foreign exchange.

In addition, as we conduct operations in Hong Kong, we face legal and operational risks under a variety of laws and regulations in Hong Kong regarding data privacy and cybersecurity, copyright, anti-money laundering, anti-monopoly, education, employment and labor, consumer protection and anti-discrimination. As of the date of this annual report, we believe we have complied with the laws and regulations in Hong Kong in all material respects. As of the date of this annual report, regulatory actions related to data security or anti-monopoly concerns in Hong Kong have not had a material impact on our ability to conduct business, accept foreign investment in the future or continue to list on a United States or other foreign stock exchange. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, and we are required to comply with applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—We provide our course offerings to our students in Hong Kong and are subject to laws, rules and regulations governing the accessibility and content of our course offerings, such as the Education Ordinance and anti-discrimination laws. Non-compliance with the laws and regulations regarding our operations in Hong Kong may materially and adversely affect our reputation, business operations and prospects.”

The following diagram illustrates our current corporate structure, which includes our significant subsidiaries and consolidated affiliated entities as of the date of this annual report:

51Talk Online Education Group(1)* (Cayman) (COE)
99.999993% (2)
China Online Innovations Inc.† (Philippines) (Philippines Co II)
99.999% (3)
On Demand English Innovations Inc.† (Philippines) (Philippines Co III)
100% (4)
Helloworld Online Education Group (Cayman) (Helloworld Online Cayman)
100% (5)
HelloWorld Online Education PTE. LTD.† (Singapore) (HelloWorld Online Singapore)
100%
51Talk English International Limited† (Hong Kong) (COE HKCo II)
100% (6)
HelloWorld Online Education Group (HK) Limited† (Helloworld Online HK)
100% (7)
51TALK TRAINING SDN. BHD† (Malaysia) (51TALK TRAINING MAS)
49% (8)
Helloworld Education Online (Thailand) Co., Ltd.† (Thailand) (Helloworld Education Thailand)
Outside mainland China
Inside mainland China
100% (9)
Beijing Helloworld Online Technology Co., Ltd.† (PRC) (Helloworld Online)
100%
Nanjing Helloworld Online Information Technology Co., Ltd.† (PRC) (Nanjing Helloworld Online)

Notes:

⁎ The holding company in which the investors hold their interests

† Our operating subsidiaries

(1) Jack Jiajia Huang and Ting Shu through their holding vehicles, which are wholly owned by TB Family Trust established for the benefits of Mr. Huang and Ms. Shu and their family members, beneficially owned 24.7% of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 29, 2024, which represents 39.0% of the aggregate voting power of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 29, 2024. DCM Funds, including DCM Hybrid RMB Fund, L.P., DCM Ventures China Turbo Fund, L.P. and DCM Ventures China Turbo Affiliates Fund, L.P., beneficially owned 19.8% of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 29, 2024, which represents 46.0% of the aggregate voting power of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 29, 2024. Sequoia Capital China Investment Funds, including SCC Venture V Holdco I, Ltd. and SCC Growth I Holdco A, Ltd., beneficially owned 11.6% of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 29, 2024, which represents 3.1% of the aggregate voting power of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 29, 2024. Golien Ltd beneficially owned 5.5% of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 29, 2024, which represents 1.5% of the aggregate voting power of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 29, 2024. Other shareholders including certain principal shareholders, beneficially own 38.4% of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 29, 2024, which represents 10.4% of the aggregate voting power of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 29, 2024.

(2) Each of Noel Lee, Huiru Yuan, Jennifer Que, Kenneth John Manlapaz, Samuel Celestino, Xing Liu and Wei Li holds 0.000001% of the equity interest in Philippines Co II. Each of Noel Lee, Huiru Yuan, Jennifer Que, Kenneth John Manlapaz, and Samuel Celestino is a director of Philippines Co II. Xing Liu is a partner of one of the Sequoia entities that are our shareholders. We entered into contractual arrangements with some of these individual shareholders which provide us an exclusive option to purchase all of these individual shareholders’ equity interests in Philippines Co II and the power to exercise their shareholder rights.

(3) Each of Cindy Chun Tang, Frank Lin, Rommel Quozon, Janice Elizabeth Santos and Anna Marie Rivera holds 0.0002% of the equity interest in Philippines Co III. Each of Cindy Chun Tang, Frank Lin, Rommel Quozon, Janice Elizabeth Santos and Anna Marie Rivera is a director of Philippines Co III. We entered into contractual arrangements with one of these individual shareholders which provide us with an exclusive option to purchase all of the individual shareholder’s equity interests in Philippines Co III and the power to exercise their respective shareholder rights.

(4) In July 2018, HelloWorld Online Education Group, or HelloWorld Online Cayman, was incorporated as a wholly owned subsidiary of 51Talk Online Education Group.

(5) In December 2021, HelloWorld Online Education PTE. Ltd., or HelloWorld Online Singapore, was incorporated as a wholly owned subsidiary of HelloWorld Online Cayman.

(6) In August 2018, HelloWorld Online Education Group (HK) limited, or HelloWorld Online HK, was incorporated as a wholly owned subsidiary of HelloWorld Online.

(7) In April 2022, 51TALK TRAINING SDN. BHD, or 51TALK TRAINING MAS, was incorporated as a wholly owned subsidiary of HelloWorld Online Singapore.

(8) In November 2022, Helloworld Education Online (Thailand) Co., Ltd., or Helloworld Thailand, was incorporated as a subsidiary of our company to operate our business in Thailand. Helloworld Online Singapore, Ms. Suphaphon Thapmichai and Mr. Chularak Aramruansakul hold 49%, 26% and 25% of the equity interest in Helloworld Thailand, respectively. Helloworld Online Singapore holds ordinary shares, and each ordinary share is entitled to one vote. Ms. Suphaphon Thapmichai and Mr. Chularak Aramruansakul hold preference shares, and ten preference shares is entitled to one vote. As a result, we, through Helloworld Online Singapore, hold 90.6% of the voting power of Helloworld Thailand.

(9) In September 2018, Beijing HelloWorld Online Technology Co., Ltd., or HelloWorld Online, was incorporated as a wholly owned subsidiary of HelloWorld Online HK.

Historically, as we were the primary beneficiary of the former mainland China consolidated VIEs for accounting purposes, we conducted part of our business in mainland China through the former mainland China consolidated VIEs. In 2022, all of the former mainland China consolidated VIEs were divested along with the China Mainland Business or subsequently dissolved. As of the date of this annual report, we do not have any variable interest entity in mainland China nor maintain any contractual arrangement between our mainland China subsidiaries and our offshore subsidiaries or 51Talk Online Education Group that could affect the manner in which we operate or impact our ability to control our subsidiaries.

Permissions for Our Operations and Securities Issuances to Offshore Investors

51Talk Online Education Group is not an operating company, but rather a Cayman Islands holding company. We conduct part of our operations through our subsidiaries in mainland China. Our operations in mainland China are governed by laws and regulations of mainland China. As of the date of this annual report, it is the opinion of our PRC legal counsel, Shihui Partners, that our mainland China subsidiaries (i) have obtained the requisite approvals and permissions from the PRC government authorities that are necessary for our business operations, namely, (a) the business license of HelloWorld Online issued by the Administration for Market Regulation of Shijingshan District, Beijing Municipality, (b) the housing fund deposit registration of HelloWorld Online with the Beijing Housing Fund Management Center, and (c) the business license of Nanjing HelloWorld Online issued by the Administration for Market Regulation of Lishui District, Nanjing Municipality, and (ii) have not been denied of such approvals and permissions. Furthermore, with respect to our operations in Hong Kong, our Hong Kong subsidiaries have obtained the requisite approvals and permissions from competent Hong Kong regulatory authorities that are necessary for our business operations, namely, the business registration license of HelloWorld Online HK and the business registration license of COE HK Co II, both issued by the Commissioner of Inland Revenue in Hong Kong.

In connection with our issuance of securities to offshore investors, as of the date of this annual report, based on the current status of our company and mainland China subsidiaries, it is the opinion of our PRC legal counsel, Shihui Partners, that we and our PRC subsidiaries, are not required to (i) obtain permissions from the China Securities Regulatory Commission, or the CSRC, or (ii) go through cybersecurity review by the Cyberspace Administration of China, or the CAC, or obtain other permission or approval from the PRC government authorities. However, there can be no assurance that the PRC government agencies, including the CSRC, would reach the same conclusion with our PRC legal counsel.

Under applicable laws of mainland China, we and our mainland China subsidiaries are subject to an annual assessment to determine whether we and our mainland China subsidiaries are required to complete certain filing procedures with the CSRC, in connection with future offering and listing in an overseas market, including our follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities. Under the current PRC laws, rules and regulations, we are subject to the following test in determining whether we and our mainland China subsidiaries are subject to the filing procedures with the CSRC: (i) our mainland China subsidiaries account for more than 50% of our operating revenue, profits, total assets or net asset in our audited consolidated financial statements for the most recent completed fiscal year, and (ii) the majority of our senior management are Chinese citizens or domiciled in mainland China, or the key aspects of our business activities are conducted in mainland China, or our main places of operations are located in mainland China. Moreover, according to the applicable rules and regulations, the determination of the overseas offerings and listings of domestic companies will be conducted on a “substance over form” basis. Following the divestiture of the China Mainland Business, we have ceased providing online tutoring services in China and concentrate on expanding international business by providing our service offerings through our offshore subsidiaries in overseas markets. As of the date of this annual report, we believe that (i) our future offshore offering or listing in an overseas market are not subject to the filing requirements of the CSRC, including our follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities, and (ii) we are also not subject to the requirements of filing a report to the CSRC after the occurrence and public disclosure of certain material corporate events, including but not limited to, change of control and voluntary or mandatory delisting. However, there can be no assurance that the CSRC and other PRC government agencies would reach the same conclusion. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings and capital raising activities under the laws of mainland China if the CSRC or other PRC government authorities determine that their regulatory regimes for offshore offerings and capital raising activities apply to us. If required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

The PRC government has promulgated a series of cybersecurity and data privacy laws and regulations in China, including the Cybersecurity Review Measures. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any initial public offering at a foreign stock exchange. All of our servers and routers, including backup servers, are currently hosted by third-party service providers in Singapore. As of the date of this annual report, we and our mainland China subsidiaries have not been asked to go through cybersecurity review by any PRC government authority. Based on the foregoing, as advised by our PRC legal counsel, Shihui Partners, as of the date of this annual report, our mainland China subsidiaries are not required by the CAC, to go through cybersecurity review in connection with our operations or our company’s issuance of securities to foreign investors.

In addition, in the event that we or our subsidiaries do not receive or maintain such permissions or approvals that are necessary to conduct our operations in mainland China and Hong Kong, inadvertently conclude that such permissions or approvals are not required, or are required to obtain such permissions or approvals in the future as a result of revisions or amendments in applicable laws, regulations, or interpretations, we may be unable to obtain such necessary approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

If we fail to complete such filing procedures for any future offshore offering or listing, including our follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities, we may face sanctions by the CSRC or other mainland China regulatory authorities, which may include fines and penalties on our operations in mainland China, limitations on our operating privileges in mainland China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. In addition, we are required to file a report to the CSRC after the occurrence and public disclosure of certain material corporate events, including but not limited to, change of control and voluntary or mandatory delisting. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings and capital raising activities under the laws of mainland China if the CSRC or other PRC government authorities determine that their regulatory regimes for offshore offerings and capital raising activities apply to us. If required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Historically, 51Talk Online Education Group provided English education services in mainland China primarily through its mainland China subsidiaries and the former mainland China consolidated VIEs. As a result of the contractual arrangements, 51Talk Online Education Group was considered the primary beneficiary of the former mainland China consolidated VIEs for accounting purposes and consolidated the former mainland China consolidated VIEs as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, 51Talk Online Education Group treated the former mainland China consolidated VIEs as its consolidated entities under U.S. GAAP, and 51Talk Online Education Group consolidated the financial results of the former mainland China consolidated VIEs in its consolidated financial statements in accordance with U.S. GAAP. In 2022, all of the former mainland China consolidated VIEs were divested along with the China Mainland Business or subsequently dissolved. As of December 31, 2023, 51Talk Online Education Group did not have any variable interest entity in mainland China.

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our former auditor. In June 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021, which included an audit report issued by our former auditor PricewaterhouseCoopers Zhong Tian LLP. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. In addition, our current auditor is an accounting firm based in Manhattan, New York, that is registered with the PCAOB and is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely our current auditor, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The PCAOB had historically been unable to inspect our former auditor in relation to its audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our former auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely our current auditor. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash Flows through Our Organization

51Talk Online Education Group is a holding company with no operations of its own. 51Talk Online Education Group may, through capital contributions or loans, provide funding to its wholly owned subsidiaries in Hong Kong or subject to the satisfaction of applicable government registration and approval requirements, to its wholly owned mainland China subsidiaries. In particular, 51Talk Online Education Group may, through capital contributions, to provide funding to its wholly owned subsidiaries in Hong Kong, which in turn may provide funding to mainland China subsidiaries wholly owned by such Hong Kong subsidiaries through capital contributions, subject to the satisfaction of applicable government registration and approval requirements in mainland China. Additionally, 51Talk Online Education Group or its offshore subsidiaries may directly provide funding to its wholly owned subsidiaries in mainland China through loans, subject to the satisfaction of applicable government registration and approval requirements in mainland China. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—PRC regulation on loans to, and direct investment in, mainland China entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of our equity offerings to make loans to our mainland China subsidiaries or make additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” In addition, offshore subsidiaries of 51Talk Online Education Group pay service fees to certain mainland China subsidiary of 51Talk Online Education Group pursuant to operating management service agreements, marketing service agreements and research and development service agreements. Mainland China subsidiaries of 51Talk Online Education Group may distribute dividends or make other distributions on equity to 51Talk Online Education Group, subject to satisfaction of applicable government filing and approval requirements. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—Our mainland China subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.” Prior to the termination of the variable interest entity structure, 51Talk Online Education Group and its offshore subsidiaries may provide funding to the former mainland China consolidated VIEs through loans, and the former mainland China consolidated VIEs may transfer cash to our mainland China subsidiaries by paying service fees under the contractual arrangements. To effectively manage cash flow within our organization, we have put in place relevant cash management policies, which are established based on contractual arrangements between us and our subsidiaries, to dictate how funds are transferred within our organization. Every fund transfer between our Cayman Islands holding company and a subsidiary is subject to internal approval and is under the centralized management of our treasury department. Each fund transfer request is made pursuant to contractual agreements and subject to the review and approval by specialists in the treasury department in verifying fund amount, transaction parties, bank account, etc. The following is a summary of cash transfers that have occurred through our organization (in thousands):

	Cash Transfer
	For the year ended December 31,
	2021	2022	2023(5)
	US$	US$	US$
Cash paid by the former mainland China consolidated VIEs to our mainland China subsidiaries under service agreements(1)	57,163	10,263	—
Cash received by the former mainland China consolidated VIEs from our mainland China subsidiaries under service agreements(1)	2,417	955	—
Cash paid by the former mainland China consolidated VIEs to our mainland China subsidiaries for intra-group financing(2)	22,803	1,294	—
Cash received by the former mainland China consolidated VIEs from our mainland China subsidiaries for intra-group financing(2)	522	431	—
Cash paid by the former mainland China consolidated VIEs to our offshore subsidiaries under service agreements(3)	83,237	—	—
Cash received by offshore subsidiaries from parent company(4)	503	20,855	4,167
Cash received by parent company from offshore subsidiaries(4)	6,063	4,078	773

Notes:

(1) It mainly represented service fees paid and received among the former mainland China consolidated VIEs and our mainland China subsidiaries for information and technology services;

(2) It represented temporary cash support transferred among the former mainland China consolidated VIEs and our mainland China subsidiaries for intra-group financing;

(3) It represented operating cash transferred from onshore subsidiaries to offshore subsidiaries for salary payment to Philippine teachers;

(4) It represented temporary cash support transferred among the parent company and offshore subsidiaries, accounted for as advances and payables between the entities; and

(5) The VIE structure in mainland China was terminated in 2022.

No assets other than cash were transferred between the Cayman Islands holding company, a subsidiary, a former mainland China consolidated VIE or its subsidiaries since January 1, 2021 until the termination of the VIE structure in mainland China. For details of our financial position, cash flows and results of operations, see the consolidated financial statements included in this annual report on Form 20-F.

Our ability to distribute earnings to U.S. investors is limited. We are a Cayman Islands holding company, and we may rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. When any of our subsidiaries incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings. As of the date of this annual report, we only derive revenues from business operations conducted through our offshore subsidiaries.

In addition, under laws and regulations of mainland China, our mainland China subsidiaries are subject to restrictions on foreign exchange and cross-border cash transfers, including to our holding company 51Talk Online Education Group and to U.S. investors. For example, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—Governmental regulation of currency conversion in mainland China may affect the value of your investment” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—PRC regulations relating to foreign exchange registration of international investment by mainland China residents may subject our mainland China resident beneficial owners or our mainland China subsidiaries to liability or penalties, limit our ability to inject capital into these subsidiaries, limit mainland China subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.” To the extent cash or other assets in the business is in mainland China or a mainland China entity, the funds or other assets may not be available to fund operations or for other use outside of mainland China due to the imposition of restrictions and limitations by the PRC government on the ability of 51Talk Online Education Group or its subsidiaries to transfer cash or other assets. As of the date of this annual report, there is no equivalent or similar restriction or limitation in Hong Kong on cash or other assets transfers in, or out of, our Hong Kong entities, except for the transfer of funds involving money laundering and criminal activities. However, if restrictions or limitations were to become applicable to cash or other asset transfers in and out of Hong Kong entities in the future, the funds or other assets in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. There is no assurance that the ability of us, our subsidiaries and the former mainland China consolidated VIEs to transfer cash will not subject to further limitations or restrictions imposed by the PRC government. Neither our subsidiaries nor the former mainland China consolidated VIEs made cash dividends or other distributions to 51Talk Online Education Group, the holding company, or its offshore subsidiaries, in the years ended December 31, 2021, 2022 and 2023. Going forward, our subsidiaries intend to retain most, if not all, of their available funds and any future earnings.

51Talk Online Education Group has not declared or paid any cash dividends, nor does it have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Accordingly, for the years ended December 31, 2021, 2022 and 2023, no dividends or distributions were paid or made to U.S. investors. For mainland China and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

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
(2)

Certain of our subsidiaries enjoy tax holiday of two-year enterprise income tax exemption and subsequently three-year 12.5% preferential tax rate in China. However, such rate may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(3)

The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign-invested enterprise to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the immediate holding company of the foreign-invested enterprise is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with mainland China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

A.	[Reserved]

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Summary of Risk Factors

Below is a summary of material risks we face, organized under relevant headings. All the operational risks associated with having operations in mainland China also apply to operations in Hong Kong. With respect to the legal risks associated with having operations in mainland China, the laws, regulations and the discretion of mainland China governmental authorities discussed in this annual report are expected to apply to mainland China entities and operations, rather than entities or operations in Hong Kong which operate under a different set of laws from mainland China.

Risks Related to Our Business and Industry

●	Our limited operating history in the international market makes it difficult to evaluate our future prospects. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our limited operating history in the international market makes it difficult to evaluate our future prospects.”
●	If we are not able to continue to attract students to purchase our course packages or to increase the spending of our students on our platform, our business and prospects will be materially and adversely affected. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—If we are not able to continue to attract students to purchase our course packages or to increase the spending of our students on our platform, our business and prospects will be materially and adversely affected.”
●	Our business depends on the market recognition of our brand, and if we are unable to maintain and enhance brand recognition, our business, financial conditions and results of operations may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business depends on the market recognition of our brand, and if we are unable to maintain and enhance brand recognition, our business, financial conditions and results of operations may be materially and adversely affected.”
●	If we are unable to conduct sales and marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we are unable to conduct sales and marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.”
●	We have incurred, and in the future may continue to incur, net losses. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have incurred, and in the future may continue to incur, net losses.”
●	We face significant competition, and if we fail to compete effectively, we may lose our market share or fail to gain additional market share, which would adversely impact our business and financial conditions and operating results. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face significant competition, and if we fail to compete effectively, we may lose our market share or fail to gain additional market share, which would adversely impact our business and financial conditions and operating results.”
●	If we are not able to continue to engage, train or retain qualified tutors, we may not be able to maintain consistent teaching quality on our platform, and our business, financial conditions and operating results may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we are not able to continue to engage, train or retain qualified tutors, we may not be able to maintain consistent teaching quality on our platform, and our business, financial conditions and operating results may be materially and adversely affected.”
●	If we fail to successfully execute our growth strategies, our business and prospects may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to successfully execute our growth strategies, our business and prospects may be materially and adversely affected.”
●	If we fail to develop and introduce new courses that meet our existing and prospective students’ expectations, or adopt new technologies important to our business, our competitive position and ability to generate revenues may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to develop and introduce new courses that meet our existing and prospective students’ expectations, or adopt new technologies important to our business, our competitive position and ability to generate revenues may be materially and adversely affected.”

●	Our business generates and processes a large amount of data, and we are required to comply with applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, and we are required to comply with applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.”
●	Unexpected network interruptions, security breaches or computer virus attacks and system failures could have a material adverse effect on our business, financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Unexpected network interruptions, security breaches or computer virus attacks and system failures could have a material adverse effect on our business, financial condition and results of operations.”
●	The PCAOB had historically been unable to inspect our former auditor in relation to its audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our former auditor in the past has deprived our investors with the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The PCAOB had historically been unable to inspect our former auditor in relation to its audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our former auditor in the past has deprived our investors with the benefits of such inspections.”
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely our current auditor. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely our current auditor. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Risks Related to Our Global Operations

●	We are subject to risks associated with operating in the rapidly evolving Asia, and we are therefore exposed to various risks inherent in operating and investing in the region. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—We are subject to risks associated with operating in the rapidly evolving Asia, and we are therefore exposed to various risks inherent in operating and investing in the region.”
●	Uncertainties in the interpretation and enforcement of laws and regulations of mainland China could limit the legal protections available to you and us. Rules or regulations in mainland China are evolving and may be changed with little advance notice. In addition, the application and enforcement of certain laws and regulations may be carried out at local departments or agencies, and their approaches in applying or enforcing the same laws or regulations may not be uniform and may be subject to uncertainties across different localities in mainland China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—Uncertainties in the interpretation and enforcement of laws and regulations of mainland China could limit the legal protections available to you and us.”
●	Rising geopolitical tension between the countries and regions where we operate our business may disrupt the economy and business environment the countries and regions where we operate our business, which may negatively impact our business operations in these countries and regions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—Rising geopolitical tension between the countries and regions where we operate our business may disrupt the economy and business environment the countries and regions where we operate our business, which may negatively impact our business operations in these countries and regions.”

●	Changes in mainland China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—Changes in mainland China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations.”
●	We could face uncertain tax liabilities in various countries and regions in which we operate, which could adversely impact our operating results. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—We could face uncertain tax liabilities in various countries and regions in which we operate, which could adversely impact our operating results.”
●	The mainland China government’s significant oversight and discretion over our operations in mainland China could result in a material adverse change in our operations and the value of our ADSs. Our operations may be intervened or influenced by relevant governmental authorities in mainland China at any time, which could result in a material change in our operations and/or the value of our ADSs. In addition, the mainland China government may take regulatory actions to exert oversight over offerings conducted overseas and/or foreign investment in issuers with significant operations in mainland China, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our ADSs to significantly decline or be worthless. To the extent cash or other assets in the business is in mainland China or a mainland China entity, the funds or other assets may not be available to fund operations or for other use outside of mainland China due to the imposition of restrictions and limitations on the ability of 51Talk Online Education Group or its subsidiaries to transfer cash or other assets by the PRC government. As of the date of this annual report, there is no equivalent or similar restriction or limitation in Hong Kong on cash or other assets transfers in, or out of, our Hong Kong entities, except for the transfer of funds involving money laundering and criminal activities. However, if restrictions or limitations were to become applicable to cash or other assets transfers in and out of Hong Kong entities in the future, the funds or other assets in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. There is no assurance that the ability of us, our subsidiaries and the former mainland China consolidated VIEs to transfer cash will not subject to further limitations or restrictions imposed by the PRC government. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—The mainland China government’s significant oversight and discretion over our operations in mainland China could result in a material adverse change in our operations and the value of our ADSs.”

Risks Related to Our ADSs

●	The trading prices of our ADSs have fluctuated and may be volatile, which could result in substantial losses to investors. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—The trading prices of our ADSs have fluctuated and may be volatile, which could result in substantial losses to investors.”
●	There can be no assurance that we will not be a passive foreign investment company for U.S. federal income tax purposes for any taxable year, which could subject U.S. Holders of our ADSs or ordinary shares to significant adverse U.S. federal income tax consequences. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—There can be no assurance that we will not be a passive foreign investment company for U.S. federal income tax purposes for any taxable year, which could subject U.S. Holders of our ADSs or ordinary shares to significant adverse U.S. federal income tax consequences.
●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.”

●	Our dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—Our dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.”

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

We have incurred significant sales and marketing expenses. Our sales expenses include telemarketing sales and free trial lesson related expenses, and our marketing expenses include online and mobile marketing and branding expenses. In December 2015, we began outsourcing part of our marketing and sales functions to independent third-party suppliers who provide management and business outsourcing services. We had 682 sales and marketing staff for international business, including 222 full-time employees and 460 outsourced personnel as of December 31, 2023. We incurred US$3.4 million, US$13.3 million and US$23.6 million in sales and marketing expenses for international business in 2021, 2022, and 2023, respectively. We have ceased branding and marketing services in mainland China since the release of the Alleviating Burden Opinion, and we are conducting branding and marketing activities in our international markets.

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

We incurred net loss from continuing operations of US$4.2 million, US$12.8 million and US$15.0 million in 2021, 2022 and 2023, respectively. We had accumulated deficit of US$346.4 million as of December 31, 2023. As of December 31, 2023, we had a total shareholders’ equity of negative US$8.3 million and our current liabilities exceeded the current assets by US$9.3 million.

We incurred net loss from continuing operations for 2021, 2022 and 2023 we cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future, especially as we divested the China Mainland Business and transitioned into new international markets, the financial prospects of which are largely uncertain. Our ability to maintain profitability will depend in large part on our ability to maintain continuous operation in compliance with regulatory requirements, maintain or increase our operating margin, either by growing our revenues at a rate faster than our operating expenses increase, or by reducing our operating expenses. We also intend to continue to invest in our branding and marketing activities to attract students to our new services and enhance student experience. We may continue to incur net losses from operating activities and net current liabilities, which may materially and adversely affect our business, prospects, liquidity, financial condition and results of operations.

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

The effectiveness of our program depends on the success of our personalized learning approach to English education, which in turn is determined by the efficiency of our data analytics know-how. We might not be able to continue to efficiently monitor and analyze data important for us to provide a personalized learning experience for our students, or to continue to drive our teaching training, curriculum development and other operational aspects of our platform.

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

As all of our servers and routers, including backup servers, are currently hosted by third-party service providers in Singapore, we are, with regards to privacy legislation, subject principally to the Singapore Personal Data Protection Act 2012 which provides a baseline standard for the protection of personal data in Singapore. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Singapore Regulations.” Similarly, there are personal data protection laws and regulations imposed on our group companies in each of the jurisdictions that we operate in. For example, we have obligations under Hong Kong’s Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong), or the PDPO, and Malaysia’s Personal Data Protection Act. In particular, the PDPO applies to data users that control the collection, holding, processing or use of personal data in Hong Kong. We are subject to the general requirements under the PDPO, including the requirements to obtain the prescribed consent of data subjects and to take all practicable steps to protect the personal data held by data users against unauthorized or accidental access, loss or use. Non-compliance with the PDPO may lead to a variety of civil and criminal sanctions including fines and imprisonment. In addition, data subjects have a right to bring proceedings in court to seek compensation for damage caused by a contravention of the PDPO. We have taken various measures to guard against unauthorized access or use of data collected from users or accidental data leak. As of the date of this annual report, we have not received any warning, penalty, administrative punishment from relevant authorities in Hong Kong as a result of violations of applicable laws and governmental policies including the PDPO, nor have received requests from governmental authorities to improve our online platform to enhance protection over personal data.

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

Furthermore, despite that we divested the China Mainland Business in June 2022 in response to regulatory changes in China, there is no assurance that students based in mainland China will not manage to access our service offerings under our international business through the internet, which may subject us to risks of non-compliance with laws, rules and regulations of data security and protection in mainland China and thereby have a negative impact on our business operations, financial condition and operating results. The PRC government has promulgated a series of cybersecurity and data privacy laws and regulations in China, including the PRC Cybersecurity Law and the Cybersecurity Review Measures. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any initial public offering at a foreign stock exchange. All of our servers and routers, including backup servers, are currently hosted by third-party service providers in Singapore. As of the date of this annual report, we and our mainland China subsidiaries have not been asked to go through cybersecurity review by any PRC government authority. Based on the foregoing, as advised by our PRC legal counsel, Shihui Partners, our mainland China subsidiaries are not required by the CAC to go through cybersecurity review in connection with our operations or our company’s issuance of securities to foreign investors.

Our business broadcasts online content and we are required to comply with various broadcasting and online content regulations, including licensing requirements, under applicable laws. Non-compliance with such regulations and applicable licensing requirements may result in, among others, the revocation of our licenses and the takedown and/or blocking of our content in these jurisdictions.

Our business involves the broadcasting of online content in and from various jurisdictions, including Singapore, and would therefore be subject to applicable laws and regulations (including licensing requirements). For applicable laws and regulations in Singapore, see “Item 4. Information on the Company—B. Business Overview—Government Regulations—Singapore Regulations.”

If we are unable to comply with the broadcasting and online content laws and regulations, we could become subject to penalties, including fines, revocation of our licenses, blocking and/or takedown of our online content.

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

Our former auditor was PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm that issued the audit report for fiscal years 2021 included elsewhere in this annual report. Our former auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely our current auditor, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our former auditor was subject to that determination. In June 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. In addition, our current auditor is an accounting firm based in Manhattan, New York, which is not included in the determination announced by the PCAOB on December 16, 2021 and is registered with the PCAOB and is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023.

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

We incur labor costs in the countries and regions where we operate our international business. For example, we are required by laws and regulations in mainland China to pay various statutory employee benefits, including pensions, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated governmental agencies for the benefit of our employees. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our students by increasing prices for our courses or improving the utilization of our staff, our profitability and results of operations may be materially and adversely affected. Furthermore, the government in the countries and regions where we operate may promulgate new laws and regulations to enhance labor protection. As the interpretation and implementation of these new laws and regulations are still evolving, our employment practice may not at all times be deemed in compliance with the new laws and regulations. For instance, since December 2015, we have outsourced part of our marketing and sales functions to independent third-party suppliers who provide management and business outsourcing services to us in mainland China and other countries and regions where we operate. There remains a degree of uncertainty as to whether this service outsourcing arrangement will be deemed a labor dispatch arrangement under current laws and regulations of mainland China. If the authorities take the view that this outsourcing arrangement constitutes labor dispatch and thus violates the labor laws, we may be ordered to terminate this outsource arrangement and may even be fined. If we are subject to penalties or incur significant liabilities in connection with labor disputes or investigation, our business and profitability may be adversely affected.

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

Our pool of independently contracted tutors is mainly from the Philippines. We engage our independently contracted foreign tutors as independent contractors whose rights differ from those of employees. There are uncertainties in determining whether a service provider is an independent contractor or an employee. The level and extent of control exercised by the hiring entity, among other factors, would determine the employment status. Our labor costs will increase if we engage our independently contracted tutors in the countries and regions where we operate our business as full-time employees or if courts or other authorities in the countries and regions where we operate our business determine that our independently contracted tutors are deemed employees instead of independent contractors.

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

The COVID-19 pandemic and the measures to contain its spread had from time to time resulted in business disruptions in the countries and regions where we operate. Our operations in countries and regions where we operate were affected by outbreaks of COVID-19 and precautions taken in response there. We engage independently contracted tutors and operate offices in the Philippines. Both our employees and independently contracted tutors who work from home as a result of the outbreak suffered from declining efficiency or effectiveness as well as network quality issues. In addition, the spending power of our students in the international markets have been negatively affected as the global or local economies are negatively affected by outbreaks of COVID-19, which in turn adversely affect our business, financial condition or results of operations. We are unable to predict the duration and extent of health epidemics, including the COVID-19 pandemic as well as evolving measures to contain it. In the event that a health epidemic cannot be effectively and timely contained, our ability to consistently offer online lessons and related services in the future may be significantly disrupted, which in turn may harm the growth rate and retention of our students, as well as our financial performance generally.

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

We have developed our international business and are subject to risks associated with doing business internationally and in differing political and regulatory environments. In certain international markets, governments continue to play a significant role in regulating industry development by imposing industrial policies. For example, rising trade and political tensions, including those arising from the conflict in Ukraine and sanctions on Russia and the conflict in the Gaza Strip, could reduce levels of trades, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies. It could also adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our international expansion, our financial condition, and results of operations.

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

Going forward, we may make acquisitions or investments and may not be able to successfully integrate acquired businesses or have control over the businesses or operations of our minority equity investments, the value of which may decline over time. As a result, our business and operating results could be harmed. In addition, if the businesses we acquire or invest in do not subsequently generate the anticipated financial performance or if any goodwill impairment test triggering event occurs, we may need to revalue or write down the value of goodwill and other intangible assets in connection with such acquisitions or investments, which would harm our results of operations. In addition, we may be unable to identify appropriate acquisition or strategic investment targets when it is necessary or desirable to make such acquisition or investment to remain competitive or to expand our business. Even if we identify an appropriate acquisition or investment target, we may not be able to negotiate the terms of the acquisition or investment successfully, finance the proposed transaction or integrate the businesses into our existing business and operations. Furthermore, as we often do not have control over the companies in which we only have minority stake, we cannot ensure that these companies will always comply with applicable laws and regulations in their business operations. Material non-compliance by our investees may cause substantial harms to our reputations and the value of our investment.

Failure to renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.

We lease properties for our offices in mainland China, the Philippines, Malaysia, Hong Kong, Thailand and other countries and regions where we operate. We may not be able to successfully extend or renew such leases upon expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate our affected operations. This could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our facilities as our business continues to grow and failure in relocating our affected operations could adversely affect our business and operations.

The wide variety of payment methods that we accept subjects us to third-party payment processing-related risks.

We accept payments using a variety of methods, including bank transfers and payment through third-party online payment platforms such as Airwallex, Stripe, Paypal, Atome, Payermax, Checkout and Ipay88. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be susceptible to fraud and other illegal activities in connection with the various payment methods we offer. We are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and become unable to accept credit and debit card payments from our students, process electronic funds transfers or facilitate other types of online payments, and our business, financial condition and results of operations could be materially and adversely affected. With the expansion of our business to different countries and regions, we use more and more third-party platforms to collect payment. We could not guarantee that all of such platforms will timely and fully transfer the collected payments to us or will be in a good financial position to do so. If any of the third-party online payment platforms breaches the contracts and fails to transfer any payments to us, it may have a material adverse effect on our business and financial condition.

If our senior management is unable to work together effectively or efficiently or if we lose their services, our business may be severely disrupted.

Our success heavily depends upon the continued services of our management. In particular, we rely on the expertise and experience of Mr. Jack Jiajia Huang, our founder, chairman and chief executive officer, and Ms. Ting Shu, our co-founder and director . Mr. Jack Jiajia Huang and Ms. Ting Shu are husband and wife. We also rely on the experience and services from other senior management, including Ms. Cindy Chun Tang, our chief financial officer. If they cannot work together effectively or efficiently, our business may be severely disrupted. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we may lose students, tutors, and other key professionals and staff members. Our senior management has entered into employment agreements with us, including confidentiality and non-competition clauses. However, if any dispute arises between our officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in mainland China or we may be unable to enforce them at all.

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

Currency fluctuations in the exchange rates among the various currencies that we use could create economic instability that may increase our expenses and harm our business operations. The conversion of one currency into another currency is based on rates set by responsible authorities in each of the countries and regions where we operate and is affected by, among other things, changes in each country or region’s political and economic conditions and its foreign exchange policies. Any significant appreciation or depreciation of the currencies of the countries and regions where we operate may have a material and adverse effect on the value of, and any dividends payable on, our ADSs in U.S. dollars and your investment. For example, to the extent that we need to convert U.S. dollars into Renminbi for capital expenditures and working capital, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert the local currencies where we operate our business into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the local currencies would have a negative effect on the U.S. dollar amount available to us. We cannot assure you that the currencies of the countries and regions where we operate will not appreciate or depreciate significantly in value against U.S. dollar in the future. It is difficult to predict how market forces or government policy may impact the exchange rate among the currencies of the countries and regions where we operate and the U.S. dollar in the future.

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

Our industry generally experiences seasonality, reflecting a combination of traditional education industry patterns and new patterns associated with the online platform in particular. Seasonal fluctuations affected our business when we focused on lessons for Chinese K-12 students and lessons for students from the international markets, and may continue to affect our business as we shift to new business models. Due to our limited operating history and the fact that we have shifted our focus from lessons for Chinese K-12 students to new business models and service offerings targeting international students, the seasonal trends that we have experienced in the past may not be indicative of our future operating results. Our financial condition and results of operations for future periods may continue to fluctuate. As a result, the trading price of our ADSs may fluctuate from time to time due to seasonality.

We have granted options and restricted share units, and may continue to grant options, restricted share units and other types of awards under our share incentive plans, which may result in increased share-based compensation expenses.

We adopted share incentive plans in September 2013, or the 2013 Plan, and in December 2014, or the 2014 Plan. The 2014 Plan was amended in February 2016. Under the 2013 Plan and the 2014 Plan, we are authorized to grant options or share purchase rights to purchase up to an aggregate of 36,229,922 Class A ordinary shares as of the date of this annual report. The 2013 Plan expired in September 2023 and additional grants may not be made thereunder. In May 2016, we adopted the 2016 share incentive plan, or the 2016 Plan, pursuant to which a maximum of 4,600,000 Class A ordinary shares may be issued pursuant to all awards granted thereunder. Beginning in 2017, the number of shares reserved for future issuances under the 2016 Plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors, during the term of the 2016 Plan. As of January 1, 2024, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards granted under the 2016 Plan was increased to 42,997,818. As of February 29, 2024, options to purchase a total of 9,476,175 Class A ordinary shares were issued and outstanding, and nil restricted share units were outstanding under the 2014 Plan. As of February 29, 2024, 9,272,714 restricted share units were outstanding under the 2016 Plan. As a result of grants under the 2013 Plan, the 2014 Plan and the 2016 Plan and potential future grants under the 2014 Plan and the 2016 Plan, we have incurred and will continue to incur share-based compensation expenses. We have recognized share-based compensation expense in the amount of US$0.9 million in 2023. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We have limited insurance coverage for our operations in the countries and regions where we operate our business, which could expose us to significant costs and business disruption.

We do not maintain any liability insurance or property insurance policies covering students, equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster, except for the liability insurance and property insurance policies for certain office in mainland China. Consistent with customary industry practice, we do not maintain business interruption insurance, nor do we maintain key-man life insurance. We maintain personal accident insurance for all employees after six months of employment in mainland China, maintain commercial medical insurance for our management and employees in mainland China and Malaysia, provide government-mandated medical insurance to all of our employees in the Philippines, mainland China and Thailand, and provide supplementary medical insurance to certain of our employees in the Philippines and China. However, as the insurance industry in many countries and regions where we operate, including mainland China, is still in an early stage of development. For example, insurance companies in mainland China currently offer limited business-related insurance products. We also have limited experience dealing with the insurance industry in the Philippines. We do not maintain business interruption insurance, nor do we maintain key-man life insurance We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting as of December 31, 2023. However, in auditing our consolidated financial statements for the fiscal year ended December 31, 2023, our management and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting in accordance with the standards established by the Public Company Accounting Oversight Board of the United States, or the PCAOB.

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

However, we cannot assure you that we will be able to continually implement these measures to effectively remediate our material weaknesses, or that we will not identify additional material weaknesses or significant deficiencies in the future.

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

We derive a significant portion of our revenue from our operations in countries and regions located in Asia, and we intend to continue to develop and expand our business and penetration in these countries and regions. Our operations and investments in Asia are subject to various risks related to the economic, political and social conditions of the countries and regions that we operate in, including risks related to the following:

●	inconsistent and evolving regulations, licensing and legal requirements may increase our operational risks and cost of operations among the countries and regions in Asia in which we operate;
●	currencies may be devalued or may depreciate or currency restrictions or other restraints on transfer of funds may be imposed;
●	the effects of inflation within Asia generally and/or within any specific country in which we operate may increase our cost of operations;
●	governments or regulators may impose new or more burdensome regulations, taxes or tariffs;
●	political changes may lead to changes in the business, legal and regulatory environments in which we operate;
●	economic downturns, political instability, civil disturbances, war, military conflict, religious or ethnic strife, terrorism and general security concerns may negatively affect our operations;
●	enactment or any increase in the enforcement of regulations, including, but not limited to, those related to personal data protection and localization and cybersecurity, and especially on the cross-border acquisition and use of personal data by our company, may incur compliance costs;
●	health epidemics, pandemics or disease outbreaks may affect our operations and demand for our offerings; and
●	natural disasters like volcanic eruptions, floods, typhoons and earthquakes may impact our operations severely.

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

Uncertainties in the interpretation and enforcement of laws and regulations of mainland China could limit the legal protections available to you and us.

The legal system of mainland China is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. The PRC legal system is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

Our mainland China subsidiaries are foreign-invested enterprises and are subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies incorporated in mainland China. However, since these laws and regulations are relatively new and the legal system of mainland China continues to evolve, the interpretations and enforcement of these laws, regulations and rules are subject to change.

The timeline for amending or promulgating a law or regulation may vary widely. Besides, legislation or regulations, particularly in local applications, may be enacted without sufficient prior notice or announcement to the public. It is difficult to anticipate when rules or regulations in the jurisdictions where we operate may be amended or new rules or regulations may be enacted, and rules or regulations in the jurisdictions where we operate may be changed with little advance notice. Furthermore, in countries and regions that are divided into various provinces, municipalities or localities, different laws, rules, regulations and policies may have different and varying application and enforcement practices in different parts of that country or region.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since administrative and court authorities in mainland China have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we may enjoy than in more developed legal systems. Furthermore, the legal system of mainland China is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in mainland China may be protracted, resulting in substantial costs and diversion of resources and management attention. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in mainland China could materially and adversely affect our business and impede our ability to continue our operations.

Rising geopolitical tension between the countries and regions where we operate our business may disrupt the economy and business environment the countries and regions where we operate our business, which may negatively impact our business operations in these countries and regions.

Certain countries and regions where we operate our business have geopolitical tension with one another. In particular, the Philippines, China and several Southeast Asian nations have had a series of long-standing territorial disputes over certain islands in the South China Sea. The Philippines brought the dispute to arbitration, of which the ruling was rejected by China. Moreover, there has been the tensions in the Taiwan Strait.

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

Changes in mainland China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations.

We conduct part of our operations through our subsidiaries in mainland China. Accordingly, our operations, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in mainland China generally and by continued economic growth in mainland China as a whole. In addition, as all the operational risks associated with having operations in mainland China also apply to operations in Hong Kong, our operations in Hong Kong are also subject to the operational risks associated with having operations in mainland China.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China are still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant influence over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our operations. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Although the Chinese economy has grown in recent years, its growth rate has declined and may continue to decline. Any prolonged slowdown in the global and Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

Our mainland China subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are a holding company incorporated in the Cayman Islands and conduct part of our operations, which pertains to research and development, administration and sales and marketing, through our mainland China subsidiaries. We derive revenues from our business conducted through our offshore subsidiaries. However, there is no assurance that we would not need dividends and other distributions on equity from our mainland China subsidiaries to satisfy our liquidity requirements. Current mainland China regulations permit our mainland China subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our mainland China subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our mainland China subsidiaries may also allocate a portion of its after-tax profits based on mainland China accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. Furthermore, if our mainland China subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the mainland China tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our mainland China subsidiaries’ ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiaries to distribute dividends to us may restrict our ability to satisfy our liquidity requirements.

In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Governmental regulation of currency conversion in mainland China may affect the value of your investment.

The mainland China government imposes regulations on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of mainland China. We charge customers fees in local currencies in some countries and regions outside mainland China where we offer our course offerings, and a significant portion of our costs are incurred in the currencies of the countries and regions where we operate.

As we primarily derive our revenue from our operations in countries and regions outside mainland China, we are more likely to rely on dividend payments or other distributions from our offshore subsidiaries, if our offshore subsidiaries decide to do so. Additionally, under our current corporate structure, our company in the Cayman Islands may also rely on dividend payments from our mainland China subsidiaries to fund any cash and financing requirements we may have, in the event that our mainland China subsidiaries have accumulated profits to be distributed after meeting their operational needs and legal and contractual requirements related to dividend distribution. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Therefore, our mainland China subsidiaries in mainland China are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The mainland China government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

The M&A Rules and certain other regulations of mainland China establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in mainland China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of mainland China domestic companies and controlled by mainland China companies or individuals to obtain the approval of the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by a special purpose vehicle seeking CSRC approval of its overseas listings. The application of the M&A Rules remains unclear.

The M&A Rules discussed in the preceding paragraph and recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a mainland China domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or mainland China time-honored brand. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the Ministry of Commerce when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council in August 2008 is triggered. In addition, the security review rules issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may expand our operations in mainland China through acquisition. Complying with the requirements of the above-mentioned regulations and other rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions. Our ability to expand our operations in mainland China through future acquisitions would as such be materially and adversely affected.

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

Our tax exposure and obligations exist in each of the countries and regions in which we presently operate and provide course offerings and may arise in other countries or regions in the future in the event that we commence operations in such new countries or regions, either organically or through acquisitions. These risks may increase when we acquire a business, particularly to the extent that there are limitations or restrictions on the scope or nature of the financial, tax and other due diligence investigations that we are able to undertake in connection with the acquisition, or where the vendors withhold material information. Given the nature of our business, we are also exposed to the general changes in digital taxation policy that are happening globally.

From time to time, we establish provisions to account for uncertainties as well as timing and accounting differences in respect of income tax and indirect taxes, including, but not limited to, in relation to businesses that are acquired by us. While we have established our tax and other provisions using assumptions and estimates that we believe to be reasonable, these provisions may prove insufficient given the risks and uncertainties inherent in the taxation systems in the countries and regions where we operate. Any adverse determinations by a revenue authority in relation to our tax obligations may have an adverse effect on our business, financial condition and results of operations, and may adversely impact our operations in the country or region and our reputation.

The mainland China government’s significant oversight and discretion over our operations in mainland China could result in a material adverse change in our operations and the value of our ADSs.

We conduct our operations in mainland China through our mainland China subsidiaries. Our operations in mainland China are governed by laws and regulations of mainland China. The mainland China government has significant oversight and discretion over the conduct of our operations in mainland China, and it may intervene in or influence our operations. For example, we divested our China Mainland Business in June 2022 and have since focused on our international business. However, there is no assurance that governmental authorities in mainland China would fully apprehend the impact of the divestiture of our China Mainland Business and our on-going operations and may consider that we are still subject to the Alleviating Burden Opinion. As a result, governmental authorities in mainland China may take actions against us, which could result in a material adverse change in our operation, and our ordinary shares and ADSs may decline in value or become worthless. Also, Chinese regulatory authorities could disallow our holding company structure, which would likely result in a material change in our operations and/or a material change in the value of our securities, including that it could cause the value of such securities to significantly decline or become worthless. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and foreign investment in issuers with significant operations in mainland China depending on the facts and circumstances. In the event that we are required to seek approval, permissions or other actions from mainland China’s regulatory authorities in connection with our offerings that are conducted overseas and foreign investment in our mainland China subsidiaries, failure to comply with any legal and regulatory requirements of mainland China in relation to overseas securities issuance or foreign investment could significantly limited or completely hindered our ability to offer or continue to offer securities to investors or cause the value of our ADSs to significantly decline or become worthless. Therefore, investors of our company face potential uncertainty from actions taken by the PRC government affecting our operations in mainland China.

In addition, to the extent cash or other assets in the business is in mainland China or a mainland China entity, the funds or other assets may not be available to fund operations or for other use outside of mainland China due to the imposition of restrictions and limitations on the ability of 51Talk Online Education Group or its subsidiaries to transfer cash or other assets. As of the date of this annual report, there is no equivalent or similar restriction or limitation in Hong Kong on cash or other assets transfers in, or out of, our Hong Kong entities, except for the transfer of funds involving money laundering and criminal activities. However, if restrictions or limitations were to become applicable to cash or other assets transfers in and out of Hong Kong entities in the future, the funds or other assets in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. There is no assurance that the ability of us, our subsidiaries and the former mainland China consolidated VIEs to transfer cash will not subject to further limitations or restrictions.

Some students may decide to register for our online or mobile platform and attend our courses from mainland China, which may be deemed by government authorities in mainland China as circumventing the restrictions on after-school tutoring taught by foreign tutors to K-12 students in mainland China. If the government authorities in mainland China take actions against us, our business and operations could be materially and adversely affected.

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

In response to the regulatory developments in the private education sector in mainland China since mid-2021, we have divested our China Mainland Business and are completely focused on international markets. After the divestiture of our China Mainland Business, we started to offer English courses to students in countries and regions outside of mainland China. If students from mainland China wish to access our course offerings, they may register for our online or mobile platform and attend our courses from mainland China. For example, students may by-pass our geolocation settings to register for and attend our courses. There are no comprehensive methods to prevent students from mainland China to purchase and use our platform, and our ability to adopt technological safeguards are limited. If students from mainland China register for or use our platform for English courses, we and our operations may be deemed by the government authorities in mainland China to circumvent the restrictions on after-school tutoring taught by foreign tutors to K-12 students in mainland China.

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

A series of circulars promulgated by government authorities require mainland China residents to register with qualified banks in connection with their direct establishment or indirect control of an offshore entity, for the purpose of international investment and financing, with such mainland China residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, which is referred to in SAFE Circular 37 as a “special purpose vehicle.” In the event that a mainland China resident holding interests in a special purpose vehicle fails to complete the required SAFE registration, the mainland China subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its mainland China subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

We cannot assure you that all of our shareholders or beneficial owners who are mainland China residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by foreign exchange regulations. Mr. Jack Jiajia Huang and Ms. Ting Shu, who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being mainland China residents have completed the initial foreign exchange registrations, amended their registrations to reflect our corporate restructuring in November 2014. In addition, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make such registrations, and we may not be able to compel them to comply with all applicable foreign exchange regulations. The failure or inability of such individuals to comply with the registration procedures set forth in these regulations may subject us to fines or legal sanctions, restrictions on our cross-border investment activities, or obtain foreign-exchange-dominated loans from our company, or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the government authorities. We cannot predict how these regulations will affect our business operations or future strategy. In addition, if we decide to acquire a mainland China domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

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

Any loans to our mainland China subsidiaries, which are treated as a foreign-invested enterprise under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our mainland China subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local branch of the SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by or filed with, as the case may be, the Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC Regulations—Regulations Relating to Foreign Investment.” The difference between the total amount of investment and the registered capital for HelloWorld Online is approximately US$15 million. We may also decide to finance our mainland China subsidiaries by means of capital contributions. Our capital contributions to our mainland China subsidiary HelloWorld Online, foreign-invested enterprises that we believe do not fall within the scope of special administration measures for foreign investment admission, must be filed with the Ministry of Commerce or its local counterpart. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC Regulations—Regulations Relating to Foreign Investment.” We cannot assure you that we will be able to complete the necessary registration on a timely basis, or at all. If we fail to complete the necessary registration, our ability to make loans or equity contributions to our mainland China subsidiaries may be negatively affected, which could adversely affect our mainland China subsidiaries’ liquidity and its ability to fund its working capital and expansion projects and meet its obligations and commitments.

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

The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings and capital raising activities under the laws of mainland China if the CSRC or other PRC government authorities determine that their regulatory regimes for offshore offerings and capital raising activities apply to us. If required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

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

On February 24, 2023, the CSRC, together with other government authorities, issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Archives Rules, which became effective on March 31, 2023. According to the Archives Rules, domestic mainland China companies, whether offering and listing securities overseas directly or indirectly, must strictly abide the applicable laws and regulations when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. If such documents or materials contain any state secrets or government authorities work secrets, domestic companies must obtain the approval from competent governmental authorities according to the applicable laws, and file with the secrecy administrative department at the same level with the approving governmental authority. Furthermore, the Archives Rules also provides that securities companies and securities service providers shall also fulfill the applicable legal procedures when providing overseas regulatory institutions and other institutions and individuals with documents or materials containing any state secrets or government authorities work secrets or other documents or materials that, if divulged, will jeopardize national security or public interest. For more details of the New Filing Rules, please refer to “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC Regulations—Regulations Relating to Overseas Listing and M&A Rules.”

Under the current PRC laws, rules and regulations, we are subject to the following test in determining whether we and our mainland China subsidiaries are subject to the filing procedures with the CSRC: (i) whether our mainland China subsidiaries account for more than 50% of our operating revenue, profits, total assets or net asset in our audited consolidated financial statements for the most recent completed fiscal year, and (ii) whether the majority of our senior management are Chinese citizens or domiciled in mainland China, or the key aspects of our business activities are conducted in mainland China, or our main places of operations are located in mainland China. Moreover, according to the applicable rules and regulations, the determination of the overseas offerings and listings by domestic companies will be conducted on a “substance over form” basis. As of the date of this annual report, based on the current status of our company and mainland China subsidiaries, it is the opinion of our PRC legal counsel, Shihui Partners that (i) our future offshore offering or listing in an overseas market are not subject to the filing requirements of the CSRC, including our follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities, and (ii) we are also not subject to the requirements of filing a report to the CSRC after the occurrence and public disclosure of certain material corporate events, including but not limited to, change of control and voluntary or mandatory delisting.

However, there can be no assurance that the CSRC and other PRC government agencies would reach the same conclusion with our PRC legal counsel. In addition, we cannot assure you that any new rules or regulations promulgated in the future will not require us to seek approval from or fulfill the filing requirement or other procedures with the CSRC or other PRC government authorities in connection with our future offshore offerings and capital raising activities. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, are required for our offshore offerings or capital raising activities, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. In addition, there are uncertainties with regard to whether any report filed with the CSRC after the occurrence of certain material corporate events will be subject to any further action from the CSRC in the event that our future offshore offerings and capital raising activities are subject to the regulatory regimes of the CSRC or other PRC government authorities. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore, offerings, capital raising activities or certain material corporate events, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings, capital raising activities or certain material corporate events. These regulatory authorities may impose fines and penalties on our operations in mainland China, limit our operating privileges in mainland China, delay or restrict the repatriation of the proceeds from our offshore offerings into mainland China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings or capital raising activities before settlement and delivery and further actions of the shares offered or take any actions regarding our material corporate events. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement, delivery and further actions may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings or capital raising activities, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

We provide our course offerings to our students in Hong Kong and are subject to laws, rules and regulations governing the accessibility and content of our course offerings, such as the Education Ordinance and anti-discrimination laws. Non-compliance with the laws and regulations regarding our operations in Hong Kong may materially and adversely affect our reputation, business operations and prospects.

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

Non-compliance with the regulations of Hong Kong may lead to a loss in business as a result of reputational damage or loss of trust from customers as we may be not seen as trustworthy or reliable and may struggle to attract and retain customers. Negative publicity or consumer backlash can make it more difficult for us to attract new customers or retain existing ones, as trust and credibility are important factors for students and parents to consider when selecting educational services. As a result, we may be forced to scale back our operations and even unable to operate in Hong Kong and our business operations and prospects may be adversely and materially affected.

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

If relevant Malaysian regulatory agency is to determine that a license is required for our local operations, our business, financial condition and results of operations could be adversely affected.

Pursuant to Section 86 of the 1996 Employment Act of Malaysia, Article 13 of the 1997 Education Act of Malaysia, local advertising laws and other laws and regulations, licenses may be required for local educational institutions in Malaysia. One of our subsidiaries, 51TALK TRAINING SDN. BHD, provides local sales, customer service and other ancillary services for our online courses in Malaysia. The Ministry of Education of Malaysia has notified us that the ministry has no clear requirements or guidance on whether private companies offering online education need to obtain relevant licenses for local educational institutions. However, we need to continue to observe the legislative trends of the Ministry of Education to determine whether we need to obtain the licenses, depending on the status of our employees, business activities and online education model in Malaysia. The issue of whether we need to obtain certain licenses will be subject to the policies and guidance adopted by the Malaysian government, including the Ministry of Education. If a Malaysian regulatory agency is to determine that a license is required for our local operations, there is no assurance that we will be able to obtain such licenses under the laws of Malaysia. If we are required to obtain such a license, the law of Malaysia requires that citizens of Malaysia need to hold at least 20% equity in our Malaysia subsidiary, which may adversely impact our complete control of our operations. Delay in or failure to obtain such licenses may materially and adversely affect our business, financial conditions and result of operations.

We may be unable to enforce certain of our contractual provisions within contracts between us and our customers in Malaysia under relevant local laws or directives of local governmental authorities.

We face risks as to the validity of certain contractual provisions within contracts between us and our Malaysian customers, as a result of which we may be unable to enforce such contractual provisions with customers in Malaysia. For instance, we use standard form contracts with our Malaysian customers, and we face certain risks as to the enforceability of contractual provisions within our contracts used in Malaysia, including, but not limited to, the choice of law, liquidate damages and refunds, and gift courses provisions. There remains uncertainty as to whether these contractual provisions are consistent and enforceable under the Consumer Protection Act or other laws and regulations of Malaysia. Additionally, Malaysian authorities and courts may deem our contractual provisions unfair under the Consumer Protection Act, resulting in voiding our contracts with Malaysian customers. Our business operations and financial condition may be materially and adversely affected if our Malaysian customers decides to file lawsuits against us on the validity and enforceability of such contractual provisions or if a Malaysia authority decides that these contractual provisions are unenforceable.

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

Our operations in the Middle East could be affected by economic and geopolitical conditions in the Middle East, and subject us to additional compliance costs.

Our operations in the Middle East expose us to increased political, operational and economic risks. There has been armed conflicts, political and social unrest and terrorist attacks in the Middle East, including violent protests and armed conflict in Syria and Yemen, and most recently the Hamas-Israel conflict and the attacks on shipping in the Red Sea. These events have caused significant disruption to the economies of the affected countries, and may materially impact our operations and financial position.

In addition, our operations in the Middle East may be subject us to additional compliance costs to comply with sanctions related regulations issued by the United States, which have established a SDN list of corporations and people with which engaging in business by a person subject to the jurisdiction of such government authority is prohibited without a license. There is no guarantee that any individual or entity in the Middle East or elsewhere with which we have done business will not be identified on the SDN list. If any customer, employee or vendor were to be listed on the SDN list, we will need to incur costs to seek legal advice to evaluate whether any further business may continue with such person or whether all business relationships with such person must cease.

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

There can be no assurance that we will not be a passive foreign investment company for U.S. federal income tax purposes for any taxable year, which could subject U.S. Holders of our ADSs or ordinary shares to significant adverse U.S. federal income tax consequences.

A non-United States corporation, such as our company, will be classified as a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the asset test.

No assurances can be given with regard to our PFIC status for the taxable year ended December 31, 2023, or the current or any future taxable year because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the characterization and composition of our income, assets and liabilities. Additionally, fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In particular, recent declines in the market price of our ADSs significantly increased our risk of becoming a PFIC for the current taxable year. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we were to be or become classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation—United States Federal Income Taxation”) may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of our ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distributions is treated as an “excess distribution” under the U.S. federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of holding and disposing of ADSs if we are or become classified as a PFIC. For more information, see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations” and “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Rules.”

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share, with Class A and Class B ordinary shares voting together as one class on all matters subject to a shareholders’ vote. As of February 29, 2024, our Class B ordinary shares represent 30.0% of our total outstanding ordinary shares on an as-converted basis and entitle their holders to 81.1% of our total voting power.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act of the Cayman Islands (Revised), or the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to, those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

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

We are a Cayman Islands company and all of our assets are located outside of the United States. The majority of our current operations are conducted in Asia. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Specifically, Mr. Jack Jiajia Huang, Ms. Ting Shu and Mr. Xiaoguang Wu are located in Hong Kong and Cindy Chun Tang is located in mainland China. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of mainland China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE American. Press releases relating to financial results and material events are also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC are less extensive and less timely as compared to that required to be filed with the SEC by United States domestic issuers.

Furthermore, as a Cayman Islands company listed on the NYSE American, we are permitted to elect to rely, and have relied, on the home country exemptions afforded to foreign private issuers under NYSE American Company Guide, including:

●	an exemption from having a board of directors that is composed of a majority of independent directors;
●	an exemption from having an audit committee comprised of at least three members;

●	an exemption from having a compensation committee that is composed entirely of independent directors;
●	an exemption from having a nominating and governance committee that is composed entirely of independent directors; and
●	an exemption from holding an annual general meeting.

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

51Talk Online Education Group began to provide English education services in July 2011 through Beijing Dasheng Zhixing Technology Co., Ltd., or Dasheng Zhixing, a mainland China domestic company, which became one of the former mainland China consolidated VIEs through a series of contractual arrangements. As a result of the contractual arrangements, 51Talk Online Education Group was considered the primary beneficiary of Dasheng Zhixing for accounting purposes and consolidated Dasheng Zhixing as required by Accounting Standards Codification topic 810, Consolidation.

In order to facilitate international capital raising of our company, we incorporated China Online Education Group, or 51Talk, to become our offshore holding company under the laws of the Cayman Islands in November 2012.

In October 2014, 51 Talk English International Limited, or COE HK Co, was incorporated with limited liability in Hong Kong. China Online Innovations Inc., or Philippines Co II, which was incorporated by us with limited liability in the Philippines to provides teaching service. Furthermore, we began to enter into employment agreements with office-based tutors and other full-time employees in the Philippines through Philippines Co II.

In January 2016, On Demand English Innovations Inc., or Philippines Co III, was incorporated by us with limited liability in the Philippines. Philippines Co III also entered into employment agreement with the free trial tutors and support staff.

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

In July 2018, Helloworld Online Education Group, or Helloworld Online Cayman, was incorporated under the Laws of the Cayman Islands as a wholly owned subsidiary of our company. In August 2018, Helloworld Online Education Group (HK) Limited, or Helloworld Online HK, was incorporated in Hong Kong as a wholly owned subsidiary of Helloworld Online Cayman. Beijing Helloworld Online Technology Co., Ltd., or Helloworld Online, was set up in September 2018 as a wholly owned subsidiary of Helloworld Online HK in mainland China.

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

In June 2022, we entered into a definitive share purchase agreement, dated June 24, 2022, with Dasheng Holding (HK) Limited, or Dasheng, an entity controlled by Mr. Jiajia Jack Huang, our chairman and chief executive officer, pursuant to which Mr. Jiajia Jack Huang, through Dasheng, acquired our China Mainland Business, i.e., all of our online English tutoring businesses in mainland China, including all associated liabilities and assets, for US$1. This transaction was completed on June 30, 2022. Thereafter, COE HK CO I and its subsidiaries, and the variable interest entities, which our Cayman Islands holding company was considered the primary beneficiary of for accounting purposes and consolidated as required by Accounting Standards Codification topic 810, Consolidation, such as Dasheng Zhixing and its subsidiaries and branches, Philippines Co I and Shenzhen Dasheng Zhiyun Technology Co., Ltd., were all divested from us. See “Item 4. Information on the Company—C. Organizational Structure” for further details.

In September 2022, Nanjing Helloworld Online Information Technology Co., Ltd was incorporated as a wholly owned subsidiary of our company to assist our international operations.

In September 2022, to keep pace of our international business strategy, we changed the name of our offshore holding company from China Online Education Group to 51Talk Online Education Group, which was approved by way of special resolution at our annual general meeting.

In November 2022, we terminated the contractual arrangements with Dasheng HelloWorld, and since then we no longer have any consolidated VIE in mainland China.

In December 2022, we changed the ratio of our American depositary shares, or ADSs, to Class A ordinary shares from one ADS representing fifteen Class A ordinary shares to one ADS representing sixty Class A ordinary shares. The intention of the ADS ratio change was to prepare our company for a contemplated transfer of the listing of our ADSs from the New York Stock Exchange to a listing venue that more fits our company’s size and stage.

In November 2022, Helloworld Education Online (Thailand) Co., Ltd. was incorporated as a subsidiary of our company to operate our business in Thailand. Helloworld Online Education Pte. Ltd holds 49% of the equity interest in Helloworld Education Online (Thailand) Co., Ltd., Ms. Suphaphon Thapmichai holds 26% and Mr. Chularak Aramruansakul holds 25% of the equity interest in Helloworld Education Online (Thailand) Co., Ltd. Helloworld Online Education Pte. Ltd holds ordinary shares, and each ordinary share is entitled to one vote. Ms. Suphaphon Thapmichai and Mr. Chularak Aramruansakul hold preference shares, and ten preference shares is entitled to one vote.

In May 2023, we transferred the listing of our ADSs from the New York Stock Exchange to NYSE American LLC, or the NYSE American.

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

All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov.

B.	Business Overview

We are a tutor-centric online education platform, with core expertise in language education. Our mission is to make quality education accessible and affordable. Recognizing the strong demand for improving language proficiency and the lack of effective and affordable solutions, our founders started with English education as the first step of our journey, and further transitioned to English and Chinese education in an increasingly globalized environment. Jack, our founder and CEO, has a vision for an effective but affordable language education product.

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

We started our international business in the second half of 2021 and currently provide English course offerings in Hong Kong, Malaysia, Thailand and certain other countries and regions. In these markets, we mainly conduct one-on-one online live English courses, targeting children aged five to 12. In Hong Kong, we offer our packages with a wide range of prices from US$506 to US$2,274. In Thailand, we offer our packages with a wide range of prices from US$220 to US$2,235, catering to the varied spending power of users. For Malaysia, our user base has expanded from local Chinese communities to other communities of Malaysia. In response to local users’ diverse consumption habits and culture, we have adjusted our course packages to the Malaysia market and mainly offer three-to-six-month course packages, which has amassed a large number of local English learners for our English course offerings.

We expect that in 2024, we will further deepen the penetration of our one-on-one online English lesson business in the countries and regions where we are currently operating as well as explore new markets. We will further upgrade and refine our English course offerings to better meet the demands of local users in terms of localized course content, payment channels and customer services. We strive to provide more English learners with the opportunity to communicate with the world through our platform.

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

Our proprietary online and mobile education platforms, particularly our Air Class platform, are critical to students’ learning experience. The Air Class platform integrates a number of features that allows us to closely simulate, and in some ways surpass, a traditional classroom experience. Our 51Talk mobile app, which serves as an integral part of our students’ overall learning experience, allows students to book and manage lessons, access pre-lesson preparation and review materials, and take lessons at locations of their choice. Approximately 99.4% of our active students utilized our mobile app in 2023.

Our net revenues from international business increased from US$0.8 in 2021 to US$15.0 million in 2022, and further to US$27.1 million in 2023. Our gross billings from international business increased from US$3.5 in 2021 to US$28.7 million in 2022, and further to US$39.9 million in 2023. Such increase in our gross billings in 2023 is mainly because our focus on development of international business since the divestiture of the China Mainland Business. We define gross billings for a specific period as the total amount of cash received for the sale of course packages and services in such period, net of the total amount of refunds in such period. We incurred net loss from international business of US$4.2, US$12.8 million and US$15.0 million in 2021, 2022 and 2023, respectively.

The following table sets forth our key operating data of international business for the years indicated:

	For the Year Ended December 31,
	2021	2022	2023
Summary of Operating Data
Gross billings (1) (in US$ millions)	3.5	28.7	39.9
Active students with general lesson consumption (2) (in thousands)	3.8	26.4	51.9
Paying students (3) (in thousands)	4.0	25.3	37.4
Average spending per paying student (in US$ thousands)	1.0	1.1	1.1

Notes:

(1)	“Gross billings” for a specific period refer to the total amount of cash received and receivable from third party payment platforms for the sale of course packages and services in such period, net of the total amount of refunds in such period. Data here were from our internal business system and converted with corresponding quarterly exchange rate, which may lead to differences with bank records.
(2)	An “active student with general lesson consumption” for a specified period refers to a student who booked at least one paid lesson, excluding those students who only attended paid live broadcasting lessons or trial lessons. A lesson is considered “booked” when it is taken or when the student to such lesson is confirmed absent.
(3)	A “paying student” for a specified period refers to a student that purchased a course package during the period, excluding those students who only paid for live broadcasting lessons or trial lessons, and the total number of “paying students” for a specified period refers to the total number of paying students for such period minus the total number of students that obtained refunds during such period.

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

Tutors

Our teaching staff is critical to the quality of our programs and to promoting our brand and reputation. We have assembled a large pool of tutors in the Philippines. Our tutors deliver lessons based on their individual availability, at appropriate locations of their choice, and are paid according to the number of lessons they teach. Tutors who deliver paid lessons are generally engaged by us as independent contractors. As of December 31, 2023, we had approximately 4.1 thousand foreign tutors qualified to deliver lessons on our platform.

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

We currently offer two flagship courses, namely Classic English Junior and Classic English. We complement our flagship offerings with AI-empowered knowledge preview and AI-empowered reading lessons.

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

Course Content Development

Team

We have dedicated course content development teams mainly based in Beijing, employing a total of seven professionals as of December 31, 2024. Our content development team members focus exclusively on developing, updating and improving our curriculum and course materials. We leverage the familiarity of our professionals in Beijing with the learning patterns of Chinese students to produce customized and high-quality course material for our students outside mainland China.

Process

Our Classic English Junior and Classic English course materials and content for substantially all of our popular specialty courses are developed in-house.

We regularly and systematically update our existing curriculum to make them more effective and appealing to our students, and to adopt the latest English teaching methods. We also regularly engage in new course development in order to capture the demands created by evolving needs for English education. The feedback and market information we gather provide us with a wealth of resources for updating our existing course materials and developing new courses. For major updates to our flagship courses, we first pilot test the new versions for several months to assess student and teacher satisfaction. We then broadly release such new versions on our platform after we have incorporated the feedback.

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

Mobile app

Our mobile platform is an integral part of our students’ overall learning experience. Through our mobile app, we enhance the learning experiences of our students with better flexibility and higher frequency of engagement. It allows students to book and manage lessons, access pre-lesson preparation and review materials and take lessons over their mobile devices. It also supports live lessons with features specifically designed for mobile devices. We continually upgrade and optimize our mobile app to improve our student experience. Approximately 99.4% of our active students accessed our mobile platform at least once in 2023. We offer our mobile app on both iOS and Android.

Students

In 2021, 2022 and 2023, we had 3.8 thousand, 26.4 thousand and 51.9 thousand active students with general lesson consumption from international business, respectively. An “active student with general lesson consumption” for a specified period refers to a student who booked at least one paid lesson, excluding those students who only attended paid live broadcasting lessons or trial lessons. A lesson is considered “booked” when it is taken or when the student to such lesson is confirmed absent.

Student Services

We employ a service-oriented approach and devote significant resources to developing course-related support and services for our students.

Our technology support personnel are available during lesson hours to monitor and provide real-time support services to students encountering technical difficulties.

In addition to the student services described above, our general student service representatives counsel potential and existing students on our courses, assist in course-package purchases, handle student complaints and provide other support services. They are available online and by phone between 9:00 a.m. and 9:00 p.m., seven days a week. Our dedicated general student service team had seven individuals (including two full-time employees and five outsourced personnel) as of December 31, 2023. We engage student service personnel from candidates with good communication skills and student service ethics and provide on-the-job training for our new staffs. We conduct ongoing evaluations of our student service staff and provide periodic training to improve their skills.

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

Referrals

We have historically generated a significant percentage of our sales leads through word-of-mouth referrals by our students and parents. New enrollments through word-of-mouth referrals have benefited from the rapid growth in our student base, as well as our reputation, brand and the proven learning results of our students. We integrated social network functionalities into our mobile app and utilize social network platforms such as WeChat, Meta, Line, snapchat, WhatsApp, etc. to encourage post-secondary students to share their learning experience with their friends. We also promote our brand through referrals by our students and parents.

Offline channels

In certain countries and regions that we operate in, we place outdoor display advertisements in public including residential areas and transportation, as well as TV commercials.

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

Once prospective students have completed their trial lessons, our dedicated course consultants will offer feedback on the results of their English proficiency assessment, as well as introduce our holistic learning solution to prospective students. Based on this assessment and the data we had gathered from the student questionnaires, our course consultants recommend an appropriate starting level and provide advice as to the most appropriate course package and study plan for each prospective student. As of December 31, 2023, we had a total of 347 dedicated course consultants (including 86 full-time employees and 261 outsourced personnel).

After a student has purchased a course package, the student is assigned to an account manager who provides personalized and ongoing support services. Our account managers track the English proficiency progress as well as the lesson booking and participation status of each student. Our account managers also assist students with future lesson bookings and course selection to increase their activity level on our platform and regularly communicate with our students to solicit their feedback on our education program, such as teaching quality and learning experience. As of December 31, 2023, we had a total of 198 account managers (including 34 full-time employees and 164 outsourced personnel). Our account manager team plays a critical role in increasing the course package upgrades and renewals among our students.

Students who took free or paid short-duration trial lessons, but who did not book any paid lesson, are not counted as “active students with general lesson consumption.”

Fees

We offer the following payment plans for our students:

Prepaid credit Packages. We offer a variety of prepaid credit packages to international students. We have prepaid credit packages with minimum monthly consumption of eight to fifteen credits in different countries and regions to help international students build study habits. To offer our students more options and especially during promotional campaigns, we also offer different types of prepaid credit packages with various number of credits.

We accept fee payments through bank transfer and major third-party online payment channels, including Airwallex, Stripe, Paypal, Atome, Payermax, Checkout and Ipay88. We offer fee refunds upon student request in accordance with the Alleviating Burden Opinion and other applicable regulations. As of December 31, 2023, we had no outstanding refunds to be made to students in mainland China.

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

We believe that we are well-positioned to effectively compete in the markets in which we operate on the basis of our innovative approach to online language education, immersive and interactive learning environment, scalable and efficient business model, extensive and high-quality teacher network, high course quality, strong course development capabilities and experienced management team. However, some of our current or future competitors may have longer operating histories, greater brand recognition, or greater financial, technical or marketing resources than we do. For a discussion of risks related to competition, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face significant competition, and if we fail to compete effectively, we may lose our market share or fail to gain additional market share, which would adversely impact our business and financial conditions and operating results.”

Seasonality

Seasonal fluctuations have affected, and may affect our business in the future. Seasonal fluctuations affected our business when we focused on lessons for K-12 students in mainland China, and may continue to affect our business as we shifted to new countries and regions. Due to our limited operating history and the fact that we just shifted our focus from lessons for Chinese K-12 students to new business models and service offerings, the seasonal trends that we have experienced in the past may not be indicative of our future operating results. Our financial condition and results of operations for future periods may continue to fluctuate. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our results of operations have been and may continue to be subject to seasonal fluctuations.”

Insurance

We do not maintain any liability insurance or property insurance policies covering students, equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster, except for the liability insurance and property insurance policies for certain office in mainland China. We do not maintain business interruption insurance, nor do we maintain key-man life insurance. We maintain personal accident insurance for all employees after six months of employment in mainland China, maintain commercial medical insurance for our management and employees in mainland China and Malaysia, provide government-mandated medical insurance to all of our employees in the Philippines, mainland China and Thailand, and provide supplementary medical insurance to certain of our employees in the Philippines and mainland China. Uninsured injury or death to our staff, or damage to any of our equipment or buildings could have a material adverse effect on our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have limited insurance coverage for our operations in the countries and regions where we operate our business, which could expose us to significant costs and business disruption.”

Government Regulations

Philippine Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in the Philippines.

Regulations on Data Privacy

The Republic Act No. 10173, or the Data Privacy Act of 2012, its implementing rules and regulations, and the issuances of the National Privacy Commission govern the processing of all types of personal information. The Data Privacy Act of 2012 applies to any natural or juridical person involved in the personal information processing such as the personal information controllers and processors who, although not found or established in the Philippines, use equipment that are located in the Philippines, or those who maintain an office, branch or agency in the Philippines, subject to certain exceptions. The Data Privacy Act of 2012 expressly requires that before a personal information controller or processor can collate, process, and then use or share personal data, the personal information controller or processor must have a lawful criterion or basis for processing, such as consent (which is defined as any freely given, specific, informed indication of will, whereby the data subject agrees to the collection and processing of his or her personal data). Such entity must also register with the NPC and appoint a data protection officer.

The Data Privacy Act of 2012 and its implementing rules require personal information controllers and processors to have a data protection officer or compliance officer who shall be accountable for ensuring compliance with applicable laws and regulations for the protection of data privacy and security. Personal information controllers and processors must also (i) conduct a privacy impact assessment as part of the organizational security measures pursuant to NPC Advisory No. 2017-03, and (ii) register its personal data processing system if (a) it employs more than 250 persons, (b) it employs less than 250 persons but the processing undertaken is likely to pose a risk to the rights and freedoms of the data subject or is not occasional, or involves the processing of sensitive personal information of at least 1,000 individuals, pursuant to NPC Circular No. 17-01.

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

Regulations on Competition Law

The Philippine Competition Act is the primary competition policy of the Philippines. It came into effect on August 8, 2015, and was enacted to provide free and fair competition in trade, industry and all commercial economic activities. The Philippine Competition Act prohibits practices that restrict market competition through anti-competitive agreements or conduct and abuse of a dominant position, and requires parties to notify and obtain clearance for certain mergers and acquisitions. The Philippine Competition Act prescribes administrative fines of up to PHP275 million and criminal penalties of imprisonment up to seven years for violations of its provisions.

On September 11, 2020, the Bayanihan to Recover as One Act was passed which, among others, exempted all mergers and acquisitions with transaction values below PHP50 billion from compulsory notification under the Philippine Competition Act if entered into within a period of two years from the effectivity of Bayanihan 2 (i.e., until September 15, 2022). The thresholds before the enactment of the Bayanihan to Recover as One Act are PHP6 billion for the size of party test and PHP2.4 billion for the size of transaction test, which will be applicable to transactions entered after September 15, 2022 (subject to annual adjustment based on the gross domestic product of the Philippines).

The suspension power under the Bayanihan to Recover as One Act to review transaction motu proprio by the Philippine Competition Commission, including transactions that do not meet the thresholds for compulsory notification, expired on September 15, 2021. Thus, the PCC is now once again able to review transactions motu proprio. Particularly, the PCC has the power to review, motu proprio, mergers and acquisitions which it believes, based on reasonable grounds, are likely to substantially prevent, restrict or lessen competition in the market.

Starting September 16, 2022, mergers and acquisitions that reach a size of party of PHP6.1 billion and a size of transaction of PHP2.5 billion will have to be notified to the PCC for mandatory merger review.

Regulations on Employment

Independent Contractor

Contracting and subcontracting of work is allowed but is heavily regulated by the Philippine Labor Code and Department of Labor and Employment Department Order No. 174, series of 2017. There is legitimate contracting where the contractor (i) conducts an independent business; (ii) with adequate capital to do the job and pay its people; and (iii) exercises direct control over the performance of the workers. “Control” refers to the right reserved to the person for whom the services of the contractual workers are performed, to determine not only the end to be achieved, but also the manner and means to be used in reaching that end. On the other hand, the law prohibits labor-only contracting, which is where the person supplying workers to an employer does not have substantial capital or investment, and the workers recruited and placed by such contractor/subcontractor are performing activities which are directly related to the principal business of such employer, or when the contractor or subcontractor does not exercise the right to control over the performance of the work of the workers. In such cases, the contractor, subcontractor, or intermediary shall be considered merely as an agent of the employer who shall be responsible to the workers in the same manner and extent as if the latter were directly employed by him.

Regulations on Tax

On January 1, 1998, Republic Act No. 8424, otherwise known as the “National Internal Revenue Code,” or NIRC, took effect. Since NIRC came into effect, numerous laws have been passed to amend the various provisions within the NIRC.

On March 26, 2021, the Corporate Recovery and Tax Incentives for Enterprises was signed into law as Republic Act No. 11534 and took effect on 11 April 2021. Under this law, the corporate income tax rates for domestic and resident foreign corporations were reduced from 30% to 25%. However, for corporations with net taxable income of not more than five million Pesos and total assets not exceeding one hundred million Pesos, the tax rate shall be 20%.

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

Philippine Economic Zone Authority

The Philippine Economic Zone Authority, or the PEZA, is an attached agency to the Department of Trade and Industry. It is tasked to promote investments, extend assistance, register, grant incentives to, and facilitate the business operations of investors in export-oriented manufacturing and service facilities located inside selected areas throughout the Philippines which are proclaimed by the President of the Philippines as PEZA Special Economic Zones. The PEZA oversees and administers incentives to developers/operators and locators in PEZA Special Economic Zones.

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

Singapore Regulations

Regulations on Data protection

Personal Data Protection Act 2012

The Personal Data Protection Act 2012 requires organizations to, among others, (a) notify individuals of the purposes for the collection, use and disclosure of their personal data (being data, whether true or not, about an individual who can be identified from that data or other accessible information) (b) obtain the individual’s consents against such notified purposes prior to the collection, use or disclosure of their personal data, and (c) provide individuals with the right to access and correct their own personal data. Organizations have mandatory obligations to assess data breaches they suffer, and to notify the Personal Data Protection Commission, which administers and enforces the Personal Data Protection Act 2012, and where applicable, the relevant individuals where the data breach is (or is likely to be) of a significant scale or resulting in (or is likely to result in) significant harm to individuals. Other obligations that organizations must comply with relate to accountability, protection, retention, and requirements around the international transfers of personal data.

In addition, Do-Not-Call requirements require organizations to, among others, check “Do-Not-Call” registries prior to sending specified marketing messages addressed to Singapore telephone numbers, through voice calls, fax or text messages, unless clear and unambiguous consent to the sending of the message to their number was obtained from the individual.

The Personal Data Protection Commission may impose sanctions in connection with the improper collection, use and disclosure of personal data and certain failures to comply with the Personal Data Protection Act 2012, including the DNC requirements. Organizations who contravene provisions of the Personal Data Protection Act 2012 may be liable for a financial penalty of up to SGD1 million or 10% of the organization’s annual turnover in Singapore (where the organization’s annual turnover in Singapore exceeds SGD10 million) (whichever is higher) and/or imprisonment.

The Personal Data Protection Commission has also indicated that it will be issuing further guidelines in relation to children’s personal data. These guidelines will set out standards for social media services and companies whose products interface with children. While the Personal Data Protection Commission has conducted public consultation in relation to these guidelines, the exact contents of the guidelines are not publicly available at this juncture, and the Personal Data Protection Commission has not indicated when these guidelines will be issued.

Regulations on Online Content and Broadcasting

The Broadcasting Act 1994 of Singapore prohibits the provision of certain broadcasting services, including internet content, in or from Singapore without a license issued by the Infocomm Media Development Authority. The Infocomm Media Development Authority is the regulator of the information, communications and media sectors in Singapore. Under the Broadcasting Act 1994, no person may provide any ‘licensable broadcasting services’ (including computer on-line services) “in or from Singapore” without a broadcasting license granted by the Infocomm Media Development Authority. The Broadcasting Act 1994 sets out an automatic class licensing scheme for computer online services provided by internet content providers. An internet content provider includes a corporation which provides any program for business purposes on the internet. If the content provided via the computer online services includes content relating to political or religious content in Singapore, the provider of such content would have to register itself with the Infocomm Media Development Authority.

Internet content providers are in general mandated to be automatically class licensed without any need to make specific applications to the Infocomm Media Development Authority, and are required to comply with the conditions of the class license and the Internet Code of Practice. As an internet content provider, we are obliged to use our best efforts to ensure that prohibited material (which refers to material that is objectionable on the grounds of public interest, public morality, public security, national harmony, offends good taste or decency, or is otherwise prohibited by applicable Singapore laws) is not broadcast via the internet to users in Singapore, and we are also required to deny access to any prohibited material if directed to do so by the Infocomm Media Development Authority. Companies that contravene the class license conditions or the Internet Code of Practice may face administrative sanctions such as suspension or cancelation of license, or fines.

Under the Online Safety (Miscellaneous Amendments) Act, which came into effect on 1 February 2023, the Online Communication Services, or the OCS, accessible by Singapore users are subject to regulation under part 10A of the Broadcasting Act 1994. The OCS to which the Online Safety (Miscellaneous Amendments) Act applies to are set out in the fourth schedule to the Broadcasting Act 1994, which at present includes only social media services. Under the Online Safety (Miscellaneous Amendments) Act, the Infocomm Media Development Authority can, among other things, issue directions to disable access by Singapore users to egregious content found on OCSs. Egregious content includes content advocating or instructing on suicide or self-harm, physical or sexual violence and terrorism; content depicting child sexual exploitation; content posing public health risks in Singapore; and content likely to cause racial and religious disharmony in Singapore. The directions include (a) directions to an OCS provider to disable access by Singapore users to the egregious content on the service, (b) directions to an OCS provider to stop the delivery or communication of content to Singapore users, and (c) direction to an internet access service provider to block access by Singapore users to the non-compliant OCS if the OCS provider fails to comply with the directions of the Infocomm Media Development Authority. Under the Broadcasting Act 1994, OCS providers to whom a direction has been issued have a duty to take all reasonably practicable steps to comply with the direction, and non-compliance with a direction by the Infocomm Media Development Authority constitutes a criminal offense, punishable with a fine. The Infocomm Media Development Authority may also designate OCSs with significant reach or impact as Regulated Online Communication Services, or ROCS, and ROCS are required to further comply with the Code of Practice for Online Safety issued by the Infocomm Media Development Authority. To date, the Infocomm Media Development Authority has designated six OCSs as ROCS, and 51Talk has not been designated as a ROCS.

Under the Online Criminal Harms Act 2023, parts of which came into force as of 1 February 2024, designated officers from various government agencies may issue directions in respect of online activity for criminal offenses under their agencies’ purview, if the designated officer reasonably suspects that an offense (specified in the first schedule of the Online Criminal Harms Act 2023) has been committed and that any online activity is in furtherance of the offense, or suspects or has reason to believe that any online activity is preparatory to, or in furtherance of the commission of a scam or malicious cyber activity offense. These directions include (a) directions to a person who has control of the relevant materials or location to remove, stop providing or disable access to the material, (b) directions to the provider of an online service to disable access to any relevant material (or copies thereof) or the location in the online service, and (c) directions to the provider of an online service to restrict interaction between any accounts on the online service. Under the Online Criminal Harms Act 2023, non-compliance with a direction may result in orders being issued, including for (a) the blocking of access to the location by an internet access service, (b) the removal of the app by an app distribution service, and (c) suspension or provision of the online service. Government agencies may also designate online services which are subject to codes of practice and implementation directives in respect of specified offenses, though this part of the Online Criminal Harms Act 2023 will only come into force at a later date.

In addition, to the extent that our platforms or services enable our users to transmit online content to each other or access third party online content, we would be an internet intermediary under the Protection from Online Falsehoods and Manipulation Act 2019 of Singapore. This act empowers any Singapore government minister to direct the responsible office to issue certain directions to internet intermediaries whose internet intermediary service had been used to communicate a false statement of fact in Singapore, if the minister is of the opinion that it would be in the public interest to do so. Such directions would include: (a) targeted correction directions, which require the internet intermediary to communicate a correction notice on its service to all end-users in Singapore who accessed the offending false statement of fact after a specified time; and (b) disabling directions, which require the internet intermediary to disable access by end-users in Singapore to the offending false statement of fact being communicated on or through its service. Companies may be fined if they fail to comply with directions issued under the Protection from Online Falsehoods and Manipulation Act 2019 of Singapore without reasonable excuse.

Under the Foreign Interference (Countermeasures) Act, the Singapore government is empowered to implement countermeasures to prevent, detect and disrupt foreign interference in domestic politics conducted through (i) hostile information campaigns and (ii) local proxies (politically significant persons). For example, this act empowers the Minister for Home Affairs to issue the directions to various entities such as social media services, relevant electronic services, internet access services, as well as persons who own or run websites, blogs or social media pages, to help the authorities investigate and counter hostile communications activity that is of foreign origin. Examples of directions that can be issued include directions for a communicator to take down their content, for an internet intermediary such as a social media service to take down their content, or suspend or disable the account, such that the content is not viewable by end-users in Singapore. Non-compliance with directions is an offense. Companies should be prepared to comply with such directions under Foreign Interference (Countermeasures) Act from a technical/operational perspective in relation to content carried on their online platforms.

Hong Kong Regulations

Regulations on Education

The Education Ordinance (Chapter 279 of the Laws of Hong Kong) sets out the requirements for schools and educational institutions in Hong Kong, including the curriculum, teacher qualifications, and student assessment. Companies that offer online courses or other educational services are required that their offerings meet the standards set out in the Education Ordinance. Companies may also need to obtain licenses or approvals from the Education Bureau or other authorities before offering their services. Companies that violate the regulations may be subject to fines and other penalties. For example, the Education Bureau may impose fines on companies that are found to be operating without the necessary licenses or approvals, or that are in violation of the curriculum or assessment requirements set out in the Education Ordinance.

Regulations on Data Privacy and Cybersecurity

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong), or the PDPO, regulates the collection, storage, use, and disclosure of personal data in Hong Kong. The PDPO came into effect in December 1996 and was later significantly amended in 2012 and 2021. The PDPO imposes a statutory duty on data users to comply with the requirements of the six data protection principles contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a data protection principle unless the act or practice, as the case may be, is required or permitted under the PDPO. Non-compliance with a data protection principle may lead to a complaint to the Privacy Commissioner for Personal Data. The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/ or instigate prosecution actions. Non-compliance with the PDPO may lead to a variety of civil and criminal sanctions including fines and imprisonment.

The PDPO also gives data subjects certain rights. In particular, companies that collect personal data must obtain the consent of individuals before collecting their data, and must use that data only for the purposes for which it was collected. Companies must also take appropriate measures to protect the security of that data, including implementing data protection policies and procedures, and ensuring that data is stored securely. The PDPO also contains, among other things, restrictions on use of personal data in direct marketing activities, provisions relating to compliance with data access requests and restrictions on unauthorized disclosure of personal data obtained without the data user’s consent.

Regulations on Copyright

The Copyright Ordinance (Chapter 528 of the Laws of Hong Kong), which came into effect in June 1997, protects intellectual property rights in Hong Kong, including copyright and related rights. The Copyright (Amendment) Ordinance 2022, which was introduced with a view to modernize the Hong Kong copyright regime under the Copyright Ordinance, came into effect on 1 May 2023. Five key areas of changes are introduced under the new regulatory framework, including, among others, a technology-neutral communication right for copyright owners to communicate their works to the public via any mode of electronic transmission and criminal sanctions against infringers making unauthorized communication of copyright works to the public.

Regulations on Anti-discrimination

Hong Kong has various anti-discrimination laws, including the Sex Discrimination Ordinance (Chapter 480 of the Laws of Hong Kong), the Disability Discrimination Ordinance (Chapter 487 of the Laws of Hong Kong), the Family Status Discrimination Ordinance (Chapter 527 of the Laws of Hong Kong) and the Race Discrimination Ordinance (Chapter 602 of the Laws of Hong Kong), to prohibit discrimination against a person on the grounds of sex, marital status, pregnancy, disability, family status, and race. These ordinances are applicable in different areas, including employment, education, provision of goods, services, or facilities, and disposal or management of premises. Companies may be subject to anti-discrimination laws, if their course offerings discriminate against any particular group of individuals. For example, companies should ensure that online courses and materials are accessible to individuals with disabilities, and that their marketing materials do not contain discriminatory language or images.

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

Regulations Relating to Intellectual Property Rights

Copyright and Software Registration

The NPC Standing Committee adopted the Copyright Law in 1990 and amended it in 2001, 2010 and 2020, respectively. According to the amended Copyright Law effective as of June 1, 2021, the definition of works has been revised that the expression of “cinematographic works and works created by methods similar to cinematographic production” has been amended to “audio-visual works,” which means that the scope of copyright protection has been further expanded. The amended Copyright Law has improved the provisions on the protection of internet copyright, especially by substantially increasing the upper limit of legal damages for infringement and clarifying the principle of punitive damages. To address the problem of copyright infringement related to the content posted or transmitted over the internet, the National Copyright Administration and the Ministry of Industry and Information Technology jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005, which became effective on May 30, 2005.

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001, and amended on January 8, 2011, and January 30, 2013, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration. In compliance with, and in order to take advantage of the above rules, as of December 31, 2023, we registered five software copyrights in mainland China.

Patents

The NPC Standing Committee adopted the Patent Law of the People’s Republic of China in 1984 and amended it in 1992, 2000, 2008 and 2020, respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. The Patent Office under the National Intellectual Property Administration is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention, a ten-year term for a utility model and a fifteen-year term for design, starting from the application date. Except under certain specific circumstances provided by law, any third party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder. As of December 31, 2023, we held 6 patents in mainland China.

Domain Name

In September 2002, the China Internet Network Information Center issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names, which was amended on May 29, 2012. On November 5, 2004, the Ministry of Industry and Information Technology promulgated the Measures for Administration of Domain Names for the Chinese Internet. The measures regulate the registration of domain names, such as the first tier domain name “.cn.” On August 24, 2017, the Ministry of Industry and Information Technology promulgated Administrative Measures for Internet Domain Names, repealing the Measures for Administration of Domain Names for the Chinese Internet since November 1, 2017. The efforts to undertake internet domain name services as well as the operation, maintenance, supervision and administration thereof and other relevant activities within the territory of mainland China shall thereafter be made in compliance with Administrative Measures for Internet Domain Names. On June 18, 2019, the China Internet Network Information Center issued the Measures on Resolution of Disputes over National Top-level Domain Names. Pursuant to these measures, the domain name disputes shall be accepted and solved by a domain name dispute resolution body as recognized by the center.

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

Any violation of the foregoing shall be rectified. Moreover, the Alleviating Burden Opinion specifies a series of operating requirements that after-school tutoring institutions must meet, including, among other things, (i) after-school tutoring institutions shall not provide tutoring services on academic subjects during national holidays, weekends and school breaks; (ii) for online tutoring, each session shall be no more than thirty minutes and the training shall end no later than 9:00 p.m.; (iii) no advertisements for after-school tutoring shall be published or broadcasted in the network platforms and billboards displayed in the mainstream media, new media, public place and residential areas; (iv) the provision of international education courses is strictly prohibited; (v) fees charged for academic subjects tutoring in compulsory education shall be included into government-guided price management, and excessive high fees and excessive profit-seeking behaviors will be suppressed; (vi) government authorities will implement risk management and control for the pre-collection of fees by after-school tutoring institutions with requirements such as setting up third-party custodians and risk reserves, and strengthen supervision over loans regarding tutoring services; (vii) online tutoring for preschool-age children is prohibited, and offline academic subjects (including foreign language) tutoring services for preschool-age children is also strictly prohibited; (viii) no more approval of new after-school tutoring institutions providing tutoring services on academic subjects for pre-school-age children and students on grade ten to twelve will be granted; and (ix) administration and supervision over academic subjects tutoring institutions for students on grade ten to twelve shall be implemented by reference to the provisions of the Alleviating Burden Opinion.

On March 14, 2023, the Ministry of Education together with four other government authorities issued the Interim Measures on Financial Management of After-School Tutoring Institutions to regulate the financial management of after-school tutoring institutions which provide after-school tutoring services for pre-school children aged 3 to 6 and students in compulsory education and high schools. The interim measures clarify that the funds of after-school tutoring institutions shall be supervised in the whole process of budget management, revenue management, supervision of pre-collected fees and fund use. In particular, the interim measures provide that (i) listed companies shall not found or participate in founding after-school tutoring institutions which provide academic after-school tutoring services for students in compulsory education and shall not purchase assets of academic after-school tutoring institutions by means of issuing shares or paying cash; (ii) after-school tutoring institutions which provide academic after-school tutoring services for students in compulsory education shall not be controlled or invested by foreign entities including through merger and acquisition, and contractual arrangements, (iii) sponsors of non-profit after-school tutoring institutions shall not receive dividends, returns or remaining assets from such institutions.

On August 23, 2023, the Ministry of Education issued Interim Measures for Administrative Penalties on Off-campus Tutoring which become effective on October 15, 2023. The interim measures set out the general requirements for administrative penalties for illegal off-campus tutoring operated by any natural person, legal person or other organization that is offered to pre-school children over three years of age, and primary and secondary school students. The interim measures provide that the following circumstances shall constitute illegal off-campus tutoring, and relevant natural person, legal person or other organization conducting such illegal off-campus tutoring may be subject to various administrative penalties, such as orders to rectify or cease tutoring activities, returning fees charged, revocation of operation approval, warning, criticism and fines: (i) any natural person, legal person or other organization carries out after-school tutoring without requisite private school operating permit and meets certain conditions, including having a specific tutoring facility for offline tutoring activities or a specific website or application for online tutoring activities, two or more tutoring personnel and corresponding organizational structure and division of work; (ii) any natural person, legal person or other organization carries out certain after-school academic tutoring activities in a disguised form without meeting the conditions as prescribed above but also without a private school operating permit; (iii) any after-school tutoring institution carries out after-school tutoring beyond the scope of its private school operating permit; (iv) any after-school tutoring institution carries out after-school tutoring in violation of applicable laws and regulations; (v) any after-school tutoring institution has the problem of disorganized management; and (vi) any after-school tutoring institution organizes or participates in the organization of social competitions without approval for preschool children over three years of age, and primary and secondary school students.

Regulations Relating to Foreign Investment

On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, which became effective on January 1, 2020. The Regulations on Implementing the Foreign Investment Law of the PRC adopted by the State Council on December 12, 2019, which came into effect on January 1, 2020, provides implementing measures and detailed rules to ensure the effective implementation of the Foreign Investment Law of the PRC. Pursuant to the Foreign Investment Law of the PRC, “foreign investors” means natural person, enterprise, or other organization of a foreign country, “foreign-invested enterprises” means any enterprise established under PRC law that is wholly or partially invested by foreign investors and “foreign investment” means any foreign investor’s direct or indirect investment in Mainland China, including: (i) establishing foreign-invested enterprises in Mainland China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (iii) investing in new projects in Mainland China either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations, or State Council provisions.

On December 30, 2019, the Ministry of Commerce and the State Administration of Market Regulation issued the Measures for the Reporting of Foreign Investment Information, which came into effect on January 1, 2020, and replaced the Interim Administrative Measures. Since January 1, 2020, for foreign investors carrying out investment activities directly or indirectly in China, the foreign investors or foreign-invested enterprises shall submit investment information to the commerce authorities pursuant to the abovementioned measures. Pursuant to the Measures for the Security Review of Foreign Investment, which was promulgated by the National Development and Reform Commission and the Ministry of Commerce on December 19, 2020, and became effective on January 18, 2021, the office of the working mechanism for the security review of foreign investments is set up under the National Development and Reform Commission, which is led by the National Development and Reform Commission and the Ministry of Commerce to undertake the routine work of the security review of foreign investments.

The Foreign Investment Law of the PRC is considered to grant national treatment to foreign-invested enterprises, except that foreign-invested enterprises are subject to certain restrictions or prohibitions if they propose to operate in certain industries prescribed on the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 version). The Foreign Investment Law of PRC establishes the administration systems for foreign investment, which mainly consists of pre-establishment national treatment plus the negative list, foreign investment information report system and security review system. The said systems, together with other administration measures stipulated under the Foreign Investment Law, constitute the frame of foreign investment administration. The pre-establishment national treatment refers to granting foreign investors and their investments, in the stage of investment access, the treatment no less favorable than that granted to domestic investors and their investments; the negative list refers to special administrative measures for access of foreign investments in certain fields and the national treatment will be given to the foreign investments that do not fall within any of the categories set out in the negative list.

On December 27, 2021, the Ministry of Commerce and the National Development and Reform Commission jointly promulgated the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 version), which became effective on January 1, 2022. Under these measures, pre-school education, senior high school education in grades 10 to 12, and higher education are in a restricted industry, meaning foreign educational organizations with relevant qualifications and experience and Chinese educational organizations are only allowed to operate pre-school education, senior high schools and higher education in cooperative ways by the form of a cooperative joint venture in the PRC. Foreign investment is banned from compulsory education, which means grades 1 to 9. Foreign investment is allowed in after-school tutoring services and training services which do not grant certificates or diplomas and non-academic vocational training institutions.

Regulations on Foreign Exchange

Foreign Currency Exchange

Pursuant to the Foreign Currency Administration Rules, as amended, and various regulations issued by the State Administration of Foreign Exchange, or the SAFE, on August 5, 2008, and other relevant PRC government authorities, RMB is freely convertible to the extent of current account items, such as trade related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, unless expressly exempted by laws and regulations, still require prior approval from SAFE or its provincial branch for conversion of RMB into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside of mainland China. Payments for transactions that take place within mainland China must be made in RMB. Foreign currency revenues received by mainland China companies may be repatriated into mainland China or retained outside of mainland China in accordance with requirements and terms specified by SAFE.

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

In addition, the State Administration for Taxation has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in mainland China who exercise share options or are granted restricted shares will be subject to individual income tax in mainland China. The mainland China subsidiaries of such overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the mainland China subsidiaries fail to withhold their income taxes according to relevant laws and regulations, the mainland China subsidiaries may face sanctions imposed by the tax authorities or other mainland China government authorities.

Regulations Relating to Employment and Social Insurance

The PRC Labor Law effective as of January 1, 1995 (as latest amended on December 29, 2018), and the PRC Labor Contract Law effective as of January 1, 2008 (as amended on December 28, 2012), set forth a series of provisions governing the labor relationship between employees and employers. The requirements include, among others, (i) a written labor contract shall be executed by an employer and an employee when the employment relationship is established, and an employer is under an obligation to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years; (ii) if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. The employer must also pay severance to an employee in nearly all instances where a labor contract, including a contract with an unlimited term, is terminated or expires; and (iii) All employers must compensate their employees equal to at least the local minimum wage standards. In addition, the government has continued to introduce various new labor-related regulations after the Labor Contract Law. Among other things, new annual leave requirements mandate that annual leave to be available for nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions. Moreover, all mainland China enterprises are generally required to implement a standard working time system of eight hours a day and forty hours a week, and if the implementation of such standard working time system is not appropriate due to the nature of the job or the characteristics of business operation, the enterprise may implement a flexible working time system or comprehensive working time system after obtaining approvals from the authorities. In addition, employers in mainland China are obliged to pay contributions to the social insurance plan and the housing fund plan for their employees, and such contribution amount payable shall be calculated based on the employee actual salary in accordance with the applicable regulations.

Regulations Relating to Overseas Listing and M&A Rules

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, were jointly adopted by six PRC regulatory authorities, including China Securities Regulatory Commission, or CSRC, on August 8, 2006, and became effective as of September 8, 2006, and were later amended on June 22, 2009. This M&A Rules purports to require, among other things, offshore SPVs, formed for listing purposes through acquisition of mainland China domestic companies and controlled by mainland China companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. We believe that CSRC approval is not required in the context of our initial public offering as we are not a special purpose vehicle formed for listing purpose through acquisition of domestic companies that are controlled by our mainland China individual shareholders.

The new rules for the filing-based administration of overseas securities offerings and listings by Chinese domestic companies released on February 17, 2023, or New Filing Rules, establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. The New Filing Rules consist of six sets of rules, including the Trial Measure for Administration of the Overseas Securities Offerings and Listings by Domestic Enterprises. According to the New Filing Rules, (i) an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC; and (ii) the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offing activities. The New Filing Rules also set forth certain regulatory red lines for overseas offerings and listings by domestic enterprises. However, from March 31, 2023, enterprises that have been listed overseas shall constitute existing enterprises and are not required to conduct the overseas listing filing procedure immediately, but shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC.

On February 24, 2023, the CSRC, together with the Ministry of Finance, the National Administration of State Secrets Protection and the National Archives Administration of China, issued the Provisions on Strengthening Confidentiality and Archives Administration of International Securities Offering and Listing by Domestic Companies, or the Archives Rules, which came into effect on March 31, 2023. The Archives Rules reiterate that working papers produced in the PRC by securities companies and securities service providers for direct and indirect international offering and listing by domestic companies, should be retained in mainland China, and, without prior approval by competent authorities of mainland China, such working papers shall not be brought, mailed or otherwise transferred to recipients outside of mainland China. Furthermore, the Archives Rules establish a cross-border regulatory cooperation mechanism as prescribed in the PRC Securities Law and strengthen cross-border regulatory cooperation as prescribed in the New Filing Rules, which shifts the overall direction of cross-border supervision of international offering and listing from a “dominated by domestic regulators or depend on the conclusions of inspections by domestic regulators” approach to a “cross-border regulatory cooperation” mechanism.

The Archives Rules provide that, among other things, (i) in relation to the international offering and listing activities of domestic enterprises, the domestic enterprises are required to strictly comply with the requirements on confidentiality and archives management, establish a sound confidentiality and archives system, and take necessary measures to implement their confidentiality and archives management responsibilities; (ii) during the course of an international offering and listing, if a domestic enterprise needs to publicly disclose or provide to securities companies, accounting firms or other securities service providers and international regulators, any materials that contain relevant state secrets, work secrets of government agencies or that have a sensitive impact (i.e., be detrimental to national security or the public interest if divulged), the domestic enterprise should complete the approval/filing and other regulatory procedures; and (iii) working papers produced in mainland China by securities companies and securities service institutions, which provide domestic enterprises with securities services during their international issuance and listing, should be stored in mainland China, and the transmission of all such working papers to recipients outside of mainland China is required to be approved by competent authorities of mainland China.

C.	Organizational Structure

The following diagram illustrates our current corporate structure, which includes our significant subsidiaries and consolidated affiliated entities as of the date of this annual report:

Notes:

⁎ The holding company in which the investors hold their interests

+ Our operating subsidiaries

(1)	Jack Jiajia Huang and Ting Shu through their holding vehicles, which are wholly owned by TB Family Trust established for the benefits of Mr. Huang and Ms. Shu and their family members, beneficially owned 24.7% of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 29, 2024, which represents 39.0% of the aggregate voting power of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 29, 2024. DCM Funds, including DCM Hybrid RMB Fund, L.P., DCM Ventures China Turbo Fund, L.P. and DCM Ventures China Turbo Affiliates Fund, L.P., beneficially owned 19.8% of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 29, 2024, which represents 46.0% of the aggregate voting power of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 29, 2024. Sequoia Capital China Investment Funds, including SCC Venture V Holdco I, Ltd. and SCC Growth I Holdco A, Ltd., beneficially owned 11.6% of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 29, 2024, which represents 3.1% of the aggregate voting power of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 29, 2024. Golien Ltd beneficially owned 5.5% of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 29, 2024, which represents 1.5% of the aggregate voting power of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 29, 2024. Other shareholders including certain principal shareholders, beneficially own 38.4% of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 29, 2024, which represents 10.4% of the aggregate voting power of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 29, 2024.

(2)	Each of Noel Lee, Huiru Yuan, Jennifer Que, Kenneth John Manlapaz, Samuel Celestino, Xing Liu and Wei Li holds 0.000001% of the equity interest in Philippines Co II. Each of Noel Lee, Huiru Yuan, Jennifer Que, Kenneth John Manlapaz, and Samuel Celestino is a director of Philippines Co II. Xing Liu is a partner of one of the Sequoia entities that are, our shareholders. We entered into contractual arrangements with some of these individual shareholders which provide us an exclusive option to purchase all of these individual shareholders’ equity interests in Philippines Co II and the power to exercise their shareholder rights.
(3)	Each of Cindy Chun Tang, Frank Lin, Rommel Quozon, Janice Elizabeth Santos and Anna Marie Rivera holds 0.0002% of the equity interest in Philippines Co III. Each of Cindy Chun Tang, Frank Lin, Rommel Quozon, Janice Elizabeth Santos and Anna Marie Rivera is a director of Philippines Co III. We entered into contractual arrangements with one of these individual shareholders which provide us with an exclusive option to purchase all of the individual shareholder’s equity interests in Philippines Co III and the power to exercise their respective shareholder rights.
(4)	In July 2018, HelloWorld Online Education Group, or HelloWorld Online Cayman, was incorporated as a wholly owned subsidiary of 51Talk Online Education Group.
(5)	In December 2021, HelloWorld Online Education PTE. Ltd., or HelloWorld Online Singapore, was incorporated as a wholly owned subsidiary of HelloWorld Online Cayman.
(6)	In August 2018, HelloWorld Online Education Group (HK) limited, or HelloWorld Online HK, was incorporated as a wholly owned subsidiary of HelloWorld Online.
(7)	In April 2022, 51TALK TRAINING SDN. BHD, or 51TALK TRAINING MAS, was incorporated as a wholly owned subsidiary of HelloWorld Online Singapore.
(8)	In November 2022, Helloworld Education Online (Thailand) Co., Ltd., or Helloworld Thailand, was incorporated as a subsidiary of our company to operate our business in Thailand. Helloworld Online Singapore, Ms. Suphaphon Thapmichai and Mr. Chularak Aramruansakul hold 49%, 26% and 25% of the equity interest in Helloworld Thailand, respectively. Helloworld Online Singapore holds ordinary shares, and each ordinary share is entitled to one vote. Ms. Suphaphon Thapmichai and Mr. Chularak Aramruansakul hold preference shares, and ten preference shares is entitled to one vote. As a result, we, through Helloworld Online Singapore, hold 90.6% of the voting power of Helloworld Thailand.
(9)	In September 2018, Beijing HelloWorld Online Technology Co., Ltd., or HelloWorld Online, was incorporated as a wholly owned subsidiary of HelloWorld Online HK.

Historically, as we were the primary beneficiary of the former mainland China consolidated VIEs for accounting purposes, we conducted part of our business in mainland China through the former mainland China consolidated VIEs. In 2022, all of the former mainland China consolidated VIEs were divested along with the China Mainland Business or subsequently dissolved. As of the date of this annual report, we do not have any variable interest entity in mainland China nor maintain any contractual arrangement between our mainland China subsidiaries and our offshore subsidiaries or 51Talk Online Education Group that could affect the manner in which we operate or impact our ability to control our subsidiaries.

Contractual Arrangement with Our Subsidiaries in the Philippines and Its Shareholders

Under the Philippine Corporation Code, the business, assets and affairs of a corporation are handled and managed by a board of directors, which is composed of the number of individuals mandated under the corporation’s articles of incorporation. Philippine law further requires that each director own at least one share of stock in his or her name in the books of the corporation. In order to comply with the foregoing, there are seven individual shareholders of Philippines Co II and five individual shareholders of Philippines Co III, holding an aggregate of 0.000007% and 0.001% of the equity interest of Philippines Co II and Philippines Co III, respectively. We have entered into (i) contracts with Philippines Co II, and some of the shareholders of Philippines Co II, i.e., Huiru Yuan, Jennifer Que, Samuel Celestino, Xing Liu and Wei Li, which we refer to as the signing shareholders of Philippines Co II; and (ii) contracts with Philippines Co III and one shareholder of Philippines Co III, Frank Lin, which we refer to as the signing shareholder of Philippines Co III.

51Talk, Philippines Co II and the signing shareholders of Philippines Co II entered into exclusive option agreements on August 31, 2015. Under the exclusive option agreements by and among Philippines Co II, each of the signing shareholders of Philippines Co II and 51Talk, in consideration of the payment of US$1.0 by 51Talk, each of the signing shareholders irrevocably granted 51Talk a binding and exclusive right to purchase or designate one or more persons to purchase, equity interests in Philippines Co II then held by each shareholder at once or at multiple times at any time in part or in whole at 51Talk’s sole and absolute discretion to the extent permitted by Philippine laws and at the price of US$1.0. Without 51Talk’s prior written consent, Philippines Co II’s signing shareholders shall not sell, transfer, mortgage, or otherwise dispose in any manner any material assets of Philippines Co II or legal or beneficial interest in the material business or revenues of Philippines Co II in an amount exceeding US$100,000, or allow the encumbrance thereon of any security interests; or cause Philippines Co II to execute any contract with a price exceeding US$100,000, except the contracts in the ordinary course of business. Unless otherwise required by Philippine laws, Philippines Co II shall not be dissolved or liquidated without prior written consent by 51Talk. The signing shareholders of Philippines Co II waive their rights of first refusal in regard to the transfer of equity interest by any other shareholder of Philippines Co II to 51Talk (if any), give consents to the execution by each other shareholder of Philippines Co II with 51Talk and Philippines Co II the exclusive option agreements, the equity interest pledge agreements and the powers of attorney, and accept not to take any actions in conflict with such documents executed by other shareholders. The signing shareholders of Philippines Co II agree to promptly donate any profits, interests, dividends, or proceeds of liquidation to 51Talk or any other person designated by 51Talk to the extent permitted under the applicable Philippine laws. These agreements shall remain in effect until all equity interests in Philippines Co II held by the signing shareholders have been transferred or assigned to 51Talk and/or any other person designed by 51Talk in accordance with this agreement. The signing shareholders of Philippines Co II and Philippines Co II do not have any right to terminate the exclusive option agreements in any event unless otherwise required by the applicable laws.

51Talk, Philippines Co III and the signing shareholder of Philippines Co III entered into exclusive option agreements on February 1, 2016. Such exclusive option agreements contain terms substantially similar to the exclusive option agreements described above.

In the opinion of our Philippines counsel, Sapalo Velez Bundang & Bulilan, the contractual arrangements in respect of Philippines Co II and Philippines Co III are valid, binding and enforceable under current laws of the Philippines.

D.	Property, Plants and Equipment

We maintain offices in Pasig City, Philippines, Hong Kong, Kuala Lumpur, Malaysia and other places outside mainland China with an aggregate of 2,853 square meters. These facilities accommodate part of our sales and marketing and general and administrative activities. We also maintain offices in mainland China with an aggregate of 1,989 square meters accommodating part of our product development and general and administrative activities.

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

ITEM 4.A.     UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.        OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report on Form 20-F. All the operational risks associated with having operations in mainland China also apply to operations in Hong Kong. With respect to the legal risks associated with having operations in mainland China, the laws, regulations and the discretion of mainland China governmental authorities discussed in this annual report are expected to apply to mainland China entities and operations, rather than entities or operations in Hong Kong which operate under a different set of laws from mainland China. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

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

Historically, a significant majority of our revenue was generated from our China Mainland Business, which was operated by the subsidiaries and variable interest entities controlled by China Online Education (HK) limited, which was in turn our wholly owned subsidiary before June 30, 2022. We entered into a definitive share purchase agreement, dated June 24, 2022, with Dasheng Holding (HK) Limited, an entity controlled by Mr. Jiajia Jack Huang, our chairman of the board of directors and chief executive officer, pursuant to which Mr. Jiajia Jack Huang, through Dasheng, acquired all of our company’s online English tutoring businesses in mainland China, including all associated liabilities and assets, for US$1. On June 30, 2022, we completed the divestiture of the China Mainland Business. After the divestiture, our company focuses on providing online English tutoring lessons taught by foreign tutors to K-12 and post-secondary students in countries and regions outside of mainland China, meanwhile, China Online Education (HK) limited and its subsidiaries ceased to be our subsidiaries and the variable interest entities in mainland China were divested along with such divestiture or subsequently dissolved.

Effective January 1, 2022, we elected to change our reporting currency from RMB to USD. The functional currency of our company and our subsidiaries incorporated in the Cayman Islands, Hong Kong and Singapore is United States dollars, the functional currency of the Philippines entities is Peso, the functional currency of the Thailand entity is Thai Baht, the functional currency of Japan is Yen and the functional currency of the Malaysia entities is Ringgit. The functional currency of the mainland China entities in our company is RMB. In the consolidated financial statements, the entities located in mainland China, the Philippines, Malaysia, Thailand and Japan have been translated into USD. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average of exchange rates during their respective reporting period.

Our net revenues increased from US$0.8 million in 2021 to US$15.0 million in 2022, and further to US$27.1 million in 2023. Our gross billings increased from US$3.5 million in 2021 to US$28.7 million in 2022, and further to US$39.9 million in 2023. We define gross billings for a specific period as the total amount of cash received and receivable from third party payment platforms for the sale of course packages and services in such period, net of the total amount of refunds in such period. Our net losses from continuing operations in 2021 and 2022 was US$4.2 million and US$12.8 million, respectively and our net losses in 2023 was US$15.0 million.

Change in Segment Reporting

Upon the divestiture of the China Mainland Business on June 30, 2022, the chief operating decision maker no longer reviews the China Mainland Business, as a result, we reevaluated our segments and now have classified the China Mainland Business as discontinued operations. As of December 31, 2022 and 2023, we had only one reportable segment, namely the international business segment.

Selected Income Statement Items

Net Revenues

In 2021, 2022 and 2023, we generated net revenues from continuing operations of US$0.8 million, US$15.0 million and US$27.1 million, respectively. We generally collect fees in advance, which we initially record as advances from students. We mainly offer prepaid credit packages with minimum monthly consumption for our students to purchase. For prepaid credit packages, fees for lessons that have expired are automatically recognized as revenues. We had advances from students from international business of US$2.9 million, US$15.2 million and US$27.2 million as of December 31, 2021, 2022 and 2023, respectively. Our net revenues are presented net of value-added tax.

Cost of Revenues

Our cost of revenues primarily consists of service fees to our tutors who delivered paid lessons, the amortization cost of licenses, the cost of printing the textbook and, to a lesser extent, payment processing fees charged by third party payment channels. We recorded cost of revenues from continuing operations of US$0.1 million, US$3.2 million and US$6.3 million in 2021, 2022 and 2023, respectively.

Operating Expenses

Our operating expenses from continuing operations consist of sales and marketing expenses and general and administrative expenses, and to a lesser extent, product development expenses and goodwill and intangibles impairment. The following table sets forth, for the years indicated, our operating expenses, in absolute amounts and as percentages of total net revenues:

	For the Year Ended December 31,
	2021		2022		2023
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Operating expenses:
Sales and marketing	3,430	435.3%	13,279	88.2%	23,637	87.2%
General and administrative	1,685	213.8%	8,068	53.6%	7,727	28.5%
Product development	135	17.1%	2,865	19.0%	3,088	11.4%
Total operating expenses	5,250	666.2%	24,212	160.8%	34,452	127.1%

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

Singapore

Our wholly owned subsidiary in Singapore, HelloWorld Online Education Pte. Ltd., is subject to 17% Singapore corporate income tax on its taxable income generated from operations in Singapore for the year 2023. In 2023, HelloWorld Online Education Pte. Ltd. is in a loss position, hence no taxable profit was reported during such period.

Malaysia

Our subsidiary in Malaysia, 51TALK TRAINING SDN. BHD was incorporated in April 2022. The taxable income generated by the company should be subjected to 15% for the first MYR150 taxable income, 17% on the next MYR450, and 24% thereafter.

Thailand

Our subsidiary in Thailand, Helloworld Education Online (Thailand) Co., Ltd., was incorporated in 2023. The income is subject to Thailand tax laws. The income tax rate is 20% on taxable profits.

Hong Kong

Commencing from the year of assessment 2018/2019, the first HK$2 million of profits earned by our subsidiaries incorporated in Hong Kong (being our former wholly owned subsidiary COE HK Co I and our wholly owned subsidiary COE HK Co II and HelloWorld Online HK) have been taxed at half the current tax rate of 16.5% (i.e., 8.25)% while the remaining profits continue to be taxed at the existing 16.5% tax rate. We made provisions for Hong Kong profits tax for the year ended December 31, 2021 as COE HK Co I and COE HK Co II reported taxable profit during such period. For the years ended December 31, 2022 and 2023, there was no taxable profit for COE HK Co II. For the years ended December 31, 2021, 2022 and 2023, there was no taxable profit for HelloWorld Online HK. In addition, payments of dividends by our subsidiaries incorporated in Hong Kong to us are not subject to withholding tax in Hong Kong.

Philippines

Philippines Co II has been registered with the Philippine Economic Zone Authority, or PEZA, as an Ecozone IT Enterprise since December 19, 2014. As such, it is entitled to a special (5%) tax on gross income earned for the next 10 years. Thereafter, it will be subjected to 25% corporate income tax like any other Philippine corporation.

Since Philippines Co I and Philippines Co III are not within any special economic zone territory, these corporations are subject to a corporate income tax of 25% of the taxable net income on all income derived during each taxable year from sources within and outside of the Philippines. In addition to the 25% (if the 20% rate will not apply) corporate income tax, these two companies are also subject to 12% of Value Added Tax on all income generated within the Philippines. Prior to the Ease of Paying Taxes Act (Republic Act No. 11976), which took effect on January 22, 2024, the VAT on services was based on gross receipts. The implementing rules and regulations and related issuances, however, have yet to be released.

We made provisions for income tax expense in Philippines Co III for the years ended December 31, 2021,2022 and 2023, as Philippines Co I and Philippines Co III reported taxable profit during such period.

PRC

Our subsidiary and the former consolidated VIEs in mainland China are companies incorporated under PRC law and, as such, are subject to mainland China enterprise income tax on their taxable income in accordance with the PRC income tax laws. Pursuant to the PRC Enterprise Income Tax Law, which became effective on January 1, 2008, and was amended on February 24, 2017, and December 29, 2018, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

We are subject to value-added tax at a rate of 6%, 9% and 13% on the goods/products we provide, less any deductible value-added tax we have already paid or borne. We are also subject to surcharges on value-added tax payments in accordance with PRC law.

Discontinued Operations

In June 2022, we entered into a definitive share purchase agreement with Dasheng Holding (HK) Limited, an entity controlled by Mr. Jiajia Jack Huang, our chairman of the board of directors and chief executive officer of our company pursuant to which Mr. Jiajia Jack Huang, through Dasheng, acquired all of our online English tutoring businesses in mainland China, including all associated liabilities and assets for US$1. In addition, we were granted a right to purchase the China Mainland Business with an exercise price equal to US$0.001, which expires at the 5th anniversary of June 30, 2022. It’s unlikely that the warrant will become exercisable because such exercise of warrant shall be subject to laws and regulations of competent government authorities, including the Opinions issued by the General Office of the CPC Central Committee and the General Office of the State Council. We refer to this transaction as the divestiture of the China Mainland Business throughout this annual report. At the end of June 2022, the divestiture of the China Mainland Business had been consummated. Upon the consummation of the divestiture of the China Mainland Business, our ownership interest in the China Mainland Business decreased from 100% as of December 31, 2021, to nil. The divestiture of the China Mainland Business represents a strategic shift and has a major effect on our result of operations. Accordingly, assets, liabilities, revenues and expenses and cash flows related to the China Mainland Business have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. The consolidated balance sheets as of December 31, 2022, consolidated financial statements of operations and consolidated financial statements of cash flows for the years ended December 31, 2021 and 2022 have been adjusted to reflect this change. Specifically, net income of US$22.9 million in 2021 and net loss of US$29.7 million in 2022, have been excluded from our financial results from international business and have been separately reclassified to the divested China Mainland Business.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated, both in absolute amounts and as percentages of our net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2021		2022		2023
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Net revenues	788	100.0	15,048	100.0	27,111	100.0
Cost of revenues	(130)	16.5	(3,194)	21.2	(6,322)	23.3
Gross profit	658	83.5	11,854	78.8	20,789	76.7
Operating expenses and other income:
Sales and marketing expenses	(3,430)	435.3	(13,279)	88.2	(23,637)	87.2
Product development expenses	(135)	17.1	(2,865)	19.0	(3,088)	11.4
General and administrative expenses	(1,685)	213.8	(8,068)	53.6	(7,727)	28.5
Loss from operations	(4,592)	582.7	(12,358)	82.1	(13,663)	50.4
Interest income	282	35.8	27	0.2	165	0.6
Other income/(expenses), net	219	27.8	(453)	3.0	(1,416)	5.2
Loss before income tax	(4,091)	519.1	(12,784)	85.0	(14,914)	55.0
Income tax expenses	(100)	12.7	(60)	0.4	(118)	0.4
Net loss from continuing operations, net of income tax	(4,191)	531.8	(12,844)	85.4	(15,032)	55.4
Net income/(loss) from discontinued operations, net of income tax	22,929	—	(29,712)	—	—	—
Net income/(loss), all attributable to the Company’s ordinary shareholders	18,738	—	(42,556)	—	(15,032)	—

The Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

Net Revenues

Our net revenues from our international business operations increased by 80.2% from US$15.0 million in 2022 to US$27.1 million in 2023. The increase was primarily attributable to the increase in the number of paid lessons booked driven by the increase in the number of active students of our international business. The number of active students with general lesson consumption increased by 96.5% from 26.4 thousand in 2022 to 51.9 thousand in 2023. The number of active students is the main driver for our revenue. We track the number of active students as a key indicator for our business growth and manage our course offerings and sales strategies accordingly.

Cost of Revenues

Our cost of revenues from our international business operations increased by 97.9% from US$3.2 million in 2022 to US$6.3 million in 2023. The increase was primarily due to the increase in total service fees paid to tutors, which was mainly resulting from the delivery of an increased number of paid lessons. The total amount of service fees paid to tutors for delivering paid lessons increased by 85.7% from US$2.8 million in 2022 to US$5.2 million in 2023.

Gross Profit

As a result of the foregoing, our gross profit from our international business operations was US$11.9 million in 2022 and US$21.0 million in 2023. Our gross margin decreased from 78.8% in 2022 to 76.7% in 2023. The decrease was mainly due to the increase in tutors-related cost to develop our international business.

Operating Expenses

Our operating expenses from our international business operations increased by 42.3% from US$24.2 million in 2022 to US$34.4 million in 2023. The increase was mainly due to the increases in sales and marketing expenses and product development expenses.

Sales and Marketing Expenses

Our sales and marketing expenses from our international business operations increased by 78.0% from US$13.3 million in 2022 to US$23.6 million in 2023. The increase was primarily due to the increase in headcount and personnel-related expenses and the increase in advertising and promotion fees for our international business.

General and Administrative Expenses

Our general and administrative expenses from our international business operations decreased by 4.2% from US$8.1 million in 2022 to US$7.7 million in 2023. This decrease was primarily due to the reduction in consulting and audit fees.

Product Development Expenses

Our product development expenses from our international business operations increased by 7.8% from US$2.9 million in 2022 to US$3.1 million in 2023. The increase was primarily due to an increase in the number of technology and course development-related personnel in the international business.

Other expenses, net

Our other expenses from our international business operations increased from US$0.5 million in 2022 to US$1.4 million in 2023. The increase was mainly due to the provision for interests and penalties of taxes.

Income Tax Expenses

We recorded income tax expenses from our international business operations of US$0.1 million in 2022 and US$0.1 million in 2023, respectively.

Net loss from continuing operations

As a result of the foregoing, we incurred net loss from our international business operations of US$12.8 million and US$15.0 million in 2022 and 2023, respectively.

Net loss from discontinued operations

We recorded net loss from the discontinued operations, net of income tax of US$29.7 million and nil in 2022 and 2023, respectively.

Net loss

As a result of the foregoing, we earned net loss, all attributable to our company’s ordinary shareholders of US$42.6 million and US$15.0 million in 2022 and 2023, respectively.

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

Other income/(expenses)

We had other income from continuing operations of US$0.2 million in 2021, compared with other expenses of US$0.5 million in 2022. The decrease was mainly due to the changes of foreign exchange gain and loss.

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

Net (loss)/income

As a result of the foregoing, we earned net income, all attributable to our company’s ordinary shareholders of US$18.7 million and net loss of all attributable to our company’s ordinary shareholders US$42.6 million in 2021 and 2022, respectively.

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

Cash Flows and Working Capital

51Talk Online Education Group is a holding company with no operations of its own. 51Talk Online Education Group may, through capital contributions or loans, provide funding to its wholly owned subsidiaries in Hong Kong or subject to the satisfaction of applicable government registration and approval requirements, to its wholly owned mainland China subsidiaries. In addition, offshore subsidiaries of 51Talk Online Education Group pay service fees to certain mainland China subsidiary of 51Talk Online Education Group pursuant to operating management service agreements, marketing service agreements and research and development service agreements. Prior to the termination of the variable interest entity structure, 51Talk Online Education Group and its offshore subsidiaries may provide funding to the former mainland China consolidated VIEs through loans, and the former mainland China consolidated VIEs may transfer cash to our mainland China subsidiaries by paying service fees under the relevant contractual arrangements. To effectively manage cash flow within our organization, we have put in place relevant cash management policies. For a more detailed description of cash flows within our organization and our cash management policies, see “Item 3. Key Information—Cash Flows through Our Organization.”

Our ability to distribute earnings to U.S. investors is limited. We are a Cayman Islands holding company, and we may rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. When any of our subsidiaries incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings. As of the date of this annual report, we only derive revenues from business operations conducted through our offshore subsidiaries. As we primarily derive our revenue from our operations in countries and regions outside mainland China, we are more likely to rely on dividend payments or other distributions from our offshore subsidiaries, if our offshore subsidiaries decide to do so. Additionally, under our current corporate structure, our mainland China subsidiaries may also distribute dividends or make other distributions on equity to us, subject to satisfaction of applicable government filing and approval requirements. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—Our mainland China subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.”

In addition, under laws and regulations of mainland China, our mainland China subsidiaries are subject to restrictions on foreign exchange and cross-border cash transfers, including to our holding company 51Talk Online Education Group and to U.S. investors. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—PRC regulations relating to foreign exchange registration of international investment by mainland China residents may subject our mainland China resident beneficial owners or our mainland China subsidiaries to liability or penalties, limit our ability to inject capital into these subsidiaries, limit mainland China subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.” To the extent cash or other assets in the business is in mainland China or a mainland China entity, the funds or other assets may not be available to fund operations or for other use outside of mainland China due to the imposition of restrictions and limitations by the PRC government on the ability of 51Talk Online Education Group or its subsidiaries to transfer cash or other assets. As of the date of this annual report, there is no equivalent or similar restriction or limitation in Hong Kong on cash or other assets transfers in, or out of, our Hong Kong entities, except for the transfer of funds involving money laundering and criminal activities. However, if restrictions or limitations were to become applicable to cash or other asset transfers in and out of Hong Kong entities in the future, the funds or other assets in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. There is no assurance that the ability of us, our subsidiaries and the former mainland China consolidated VIEs to transfer cash will not subject to further limitations or restrictions imposed by the PRC government. Neither our subsidiaries nor the former mainland China consolidated VIEs made cash dividends or other distributions to 51Talk Online Education Group, the holding company, or its offshore subsidiaries, in the years ended December 31, 2021, 2022 and 2023. Going forward, our subsidiaries intend to retain most, if not all, of their available funds and any future earnings.

Our principal sources of liquidity have been proceeds from our initial public offering and the concurrent private placements and cash generated from operating activities. In June 2020, we completed a registered follow-on public offering, where we issued and sold 81,785 ADSs (including 6,785 ADSs sold from the exercise of over-allotment option) at a public offering price of US$76.00 per ADS. We received aggregate gross proceeds from the follow-on public offering of approximately US$6.2 million. As of December 31, 2023, we had US$23.4 million in cash, cash equivalents, and time deposits. Cash equivalents consist of cash held in accounts managed by certain third party online payment channels in connection with the collection of fees online.

As of December 31, 2023, we and our subsidiaries held cash, cash equivalents and time deposits in the amount of US$8.5 million, SGD3.5 million, MYR5.7 million, HKD15.0 million, RMB58.7 million and THB16.1 million in bank accounts in mainland China, the United States, Singapore, Malaysia, Hong Kong and Thailand, and our consolidated entities in mainland China held cash, cash equivalents in the amount of US$1.2 million in mainland China, which included cash reserved to settle payables to our mainland China subsidiaries.

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

Our consolidated financial statements for 2023 had been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. We incurred net losses of US$4.2 million, US$12.8 million and US$15.0 million from international business operations for the fiscal years ended December 31, 2021, 2022 and 2023, respectively. Accumulated deficits were US$346.4 million as of December 31, 2023. The net current assets of continuing operations were US$6.1 million and negative US$9.3 million as of December 31, 2022 and 2023, respectively. The operating cash outflows from continuing operations were US$5.0 million for the year ended December 31, 2021, and the operating cash inflows from continuing operations were US$1.9 million and US$0.6 million for the years ended December 31, 2022 and 2023, respectively. We assess our liquidity by our ability to generate cash from operating activities to fund our operations, attract investors and borrow funds on favorable economic terms.

Operating Activities

Net cash provided by operating activities from our international business operations in 2022 and 2023 was US$1.9 million and US$0.6 million, respectively. The year over year decrease from 2022 to 2023 was primarily due to the increase in our cash paid as prepaid expenses and other current assets.

Net cash provided by operating activities from international business operations in 2022 was US$1.9 million. In 2021, net cash used in operating activities from continuing operations was US$5.0 million. The year over year increase was primarily due to the increase in our cash received as advances from students. The increase in advances from students was US$9.4 million and increase in accrued expenses and other current liabilities is US$6.8 million from 2021 to 2022.

Investing Activities

Net cash provided by investing activities from our international business operations amounted to US$2.4 million in 2023, which was primarily attributable to withdrawal of time deposits.

Net cash used in investing activities from international business operations amounted to US$7.6 million in 2022, which was primarily attributable to the repayment of investment to discontinued operations and partially offset by withdrawal of time deposits.

Net cash provided by investing activities from international business operations amounted to US$5.6 million in 2021, which was primarily attributable to in the withdrawal of time deposits and partially offset by placement of time deposits.

Financing Activities

Net cash used in financing activities from international business operations in 2023 and 2022 amounted to nil.

Net cash provided by financing activities from international business operations in 2021 amounted to US$23.6 million, which was mainly due to funding provided by the China Mainland Business.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with leasehold improvements and investments in office furniture, computers and servers. Our capital expenditures from our international business were US$0.1 million, US$0.01 million and US$0.3 million in the years ended December 31, 2021, 2022 and 2023, respectively. We intend to continue to utilize real estate leasing in order to allocate our capital resources cost-efficiently. We may make acquisitions of businesses and properties that complement our operations when suitable opportunities arise.

Material Cash Requirements

Other than the ordinary cash requirements for our operations, our material cash requirements as of December 31, 2023, and any subsequent interim period primarily include our operating lease obligations and purchase commitments.

The following table sets forth our contractual obligations as of December 31, 2023:

		Less than	1–3	More than
	Total	1 year	years	3 years

	in US$ thousands
Operating lease obligations(1)	688	644	44	—
Purchase commitments(2)	614	612	2	—

Notes:

(1)

Represents our non-cancelable leases for our offices and learning centers, which include all future cash outflows under ASC Topic 842, Leases and the operating leases that have not commenced or with lease terms of 12 months or less as of December 31, 2023.

(2)	Purchase commitments mainly include minimum commitments for enterprise routine operations.

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

The telecommunication infrastructure in the Philippines, Malaysia and certain other countries and regions where we conduct our business is less developed. We have designed our infrastructure based on our insights into the local environment to ensure an optimal streaming experience for our tutors and our students. We work with leading network providers in the Philippines and have employed an exclusive network infrastructure to support our online performance by increasing stability and reliability since April 2017. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Unexpected network interruptions, security breaches or computer virus attacks and system failures could have a material adverse effect on our business, financial condition and results of operations.”

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

As of December 31, 2023, we held sixteen registered domain names relating to our business, five registered software copyrights and two trademarks in several jurisdictions.

D.           Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2024 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) principles of consolidation; (ii) discontinued operation; (iii) revenue recognition; and (iv) share-based compensation. See Note 2 “Significant Accounting Policies” to our consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimate involve the most significant judgments used in the preparation of our financial statements.

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

We assess recoverability of contract cost assets periodically, or more frequently if events or circumstances indicate an impairment may exist. We recognize an impairment loss in profit or loss to the extent that the carrying amount of a contract cost asset exceeds: a. the amount of consideration that we have received but not yet provided the service, less b. the costs that relate directly to providing those goods or services and that have not been recognized as expenses

The key assumptions underpinning the estimate include whether we can continue to provide lessons delivered by international tutors, the refund level subsequent to December 31, 2021, and whether any related considerations would be forfeited. The assumptions are highly uncertain at this moment, depending on how the Alleviating Burden Opinion and the implementation measures will be interpreted and implemented as the regulations evolve in Mainland China, and how customers would respond to these regulatory changes. Prior to the divesture of China Mainland Business, considering the high uncertainties of these key assumptions, we recognized full impairment of contract cost assets of discontinued operations in relation to obtaining contracts for lessons delivered by international tutors, with amount of US$19.4 million, for the year ended December 31, 2021. After the divesture, no impairment of contract cost assets of international business, i.e., continuing business, was recognized for the years ended December 31, 2022 and 2023.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 (z) “recently issued accounting pronouncements” to our consolidated financial statements included elsewhere in this annual report.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jack Jiajia Huang	39	Founder, Chairman, Chief Executive Officer
Ting Shu	38	Co-Founder, Director
Cindy Chun Tang	48	Chief Financial Officer
Frank Lin	59	Director
Shengwen (Roy) Rong	55	Independent Director
Xiaoguang Wu	48	Independent Director

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

Ms. Cindy Chun Tang has served as our chief financial officer since October 2022, and served in roles of the finance director, senior finance director and vice president of finance since she joined our company in 2014. Prior to joining 51Talk, Ms. Tang served as a senior financial analyst in Google’s Beijing office from 2007 to 2014. Previously, Ms. Tang served as a senior financial analyst with Novo Nordisk, a CSE-listed world leading pharmaceutical manufacturer, a finance manager with Beijing City International School, and a senior auditor with PricewaterhouseCoopers Zhong Tian LLP. Ms. Tang received a master’s degree in western accounting from the Central University of Finance and Economics and a bachelor’s degree in accounting from Northeastern University in Shenyang China. Ms. Tang is a Certified Public Accountant licensed in China and Certified Management Accountant designated by the Institute of Certified Management Accountants of the Institute of Management Accountants, United States of America.

Mr. Frank Lin has served as our director since June 2013. Mr. Lin is a general partner of DCM, a technology venture capital firm and a director of Kuaishou Technology, a leading content community and social platform in China listed on the Hong Kong Stock Exchange. Prior to joining DCM in 2006, Mr. Lin was the chief operating officer of SINA Corporation, a Nasdaq-listed company. He co-founded SINA’s predecessor, SinaNet, in 1995 and later guided SINA through its listing on Nasdaq. Mr. Lin had also held various marketing, engineering and managerial positions at Octel Communication Inc. and NYNEX. Mr. Lin currently serves on the board of directors of various DCM portfolio companies, including Tuniu Corporation, GigaCloud Technology Inc. and Quantasing Group Limited, which are Nasdaq-listed companies, Vipshop Holdings Limited, an NYSE-listed company, and Kuaishou Technology and YSB Inc., which are Hong Kong Stock Exchange listed companies. Mr. Lin received an MBA degree from Stanford University and a bachelor’s degree in engineering from Dartmouth College.

Mr. Shengwen (Roy) Rong has served as our independent director since May 2021. Mr. Rong has over two decades of experience in the global financial industry. He currently also serves as an independent director of a number of companies, including Vision Deal HK Acquisition Corp. (SEHK: 7827), TCTM Kids IT Education Inc. (NASDAQ: TCTM), Cheche Group Inc. (NASDAQ: CCG), X Financial (NYSE: XYF), Qudian Inc. (NYSE: QD) and MOGU Inc. (NYSE: MOGU). From February 2017 to September 2018, Mr. Rong served as the senior vice president and chief financial officer at Yixia Technology Co., Ltd. Prior to that, he served as the chief financial officer at Quixey, Inc. from 2015 to 2016, the chief financial officer at UCWeb from 2012 to 2014, and the chief financial officer at Country Style Cooking Restaurant Chain Co., Ltd, an NYSE-listed company, from 2010 to 2012. Mr. Rong received his bachelor’s degree in international finance from Renmin University in 1991, master’s degree in accounting from West Virginia University in 1996, and MBA degree from University of Chicago Booth School of Business in 2000. Mr. Rong is a Certified Public Accountant in the United States.

Mr. Xiaoguang Wu has served as our independent director since June 2016. Mr. Wu is the founding partner of Welight Capital (Hong Kong) Limited. Mr. Wu joined Tencent Inc., a company listed on the Hong Kong Stock Exchange, in 1999 as a member of the early founding team. He worked as a project manager for the research and development team for instant messaging products, a general manager for the internet business division and later became the senior executive vice president of the internet service division and the chief executive officer of Tencent E-Commerce Holdings Limited, a subsidiary of Tencent Inc. Mr. Wu has served as a senior management advisor for Tencent Inc. since June 2015. Mr. Wu has extensive experience in product research and development, product planning, product operation and marketing internet businesses. Mr. Wu received his EMBA from China Europe International Business School (CEIBS) in 2008 and his bachelor of science degree in weather dynamics from Nanjing University in 1996.

B.          Compensation

For the fiscal year ended December 31, 2023, we paid an aggregate of approximately US$413.0 thousand in cash to our executive officers and our non-executive directors. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

Our subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. Other than the above-mentioned statutory contributions mandated by applicable laws, rules and regulations in the countries and regions where we operate, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. We may terminate an executive officer’s employment for cause at any time without advance notice or remuneration, if (i) the executive officer is convicted or pleads guilty to a felony or to an act of fraud, misappropriation or embezzlement, (ii) the executive officer has been negligent or acted dishonestly to our detriment, (iii) the executive officer has engaged in actions amounting to misconduct or failed to perform his/her duties thereunder and such failure continues after the executive officer is afforded a reasonable opportunity to cure such failure, (iv) the executive officer has died, or (v) the executive officer has a disability which shall mean a physical or mental impairment which, as reasonably determined by our board of directors, renders the executive officer unable to perform the essential functions of his/her employment with us, even with reasonable accommodation that does not impose an undue hardship on our company, for more than 180 days in any 12-month period, unless a longer period is required by applicable law, in which case that longer period would apply. We may also terminate an executive officer’s employment by giving a three-month prior written notice. An executive officer may terminate his or her employment at any time by giving a three-month prior written notice.

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

As of February 29, 2024, we are authorized to grant options or share purchase rights to purchase up to an aggregate of 36,229,922 Class A ordinary shares under the Pre-IPO Plans. The 2013 Plan expired in September 2023 and additional grants may not be made thereunder. As of February 29, 2024, options to purchase an aggregate number of 9,476,175 Class A ordinary shares have been granted and are outstanding, and nil restricted share units have been granted and are outstanding.

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

There were no outstanding options granted to our directors and executive officers under the 2013 Plan and 2014 Plan as of February 29, 2024. As of February 29, 2024, other current and former employees as a group held options to purchase 9,476,175 Class A ordinary shares under the 2014 Plan, with exercise prices ranging from US$0.0167 to US$0.904 per Class A ordinary share.

2016 Plan

We adopted the 2016 share incentive plan, or the 2016 Plan, in May 2016. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2016 Plan is initially 4,600,000 Class A ordinary shares. Beginning in 2017, the number of shares reserved for future issuances under the 2016 Plan will be increased by a number equals to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors, during the term of the 2016 Plan. On January 1, 2024, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2016 Plan was increased to 42,997,818 Class A ordinary shares. As of February 29, 2024, 9,272,714 restricted share units have been granted and are outstanding. The following paragraphs summarize the terms of the 2016 Plan.

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

The following table summarizes, as of February 29, 2024, the outstanding restricted share units granted to our directors and executive officers under the 2016 Plan.

Name	Restricted Share Units	Date of Grant	Vesting Schedule
Jack Jiajia Huang	*	June 30, 2023	Approximately three years from the date of grant.
Ting Shu	*	June 30, 2023	Approximately two years from the date of grant.
Frank Lin	*	July 1, 2022	Approximately two years from the date of grant.
Shengwen (Roy) Rong	*	June 30, 2023	Approximately two years from the date of grant.
Xiaoguang Wu	*	July 1, 2022	Approximately two years from the date of grant.
Cindy Chun Tang	*	June 30, 2020	Approximately four years from the date of grant.
Total	3,845,160
*	The aggregate number of ordinary shares that will be vested from restricted share units is less than 1% of our total issued and outstanding ordinary shares.

As of February 29, 2024, other current employees as a group held 5,427,554 restricted share units under the 2014 and the 2016 Plan.

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

Audit Committee. Our audit committee consists of Shengwen (Roy) Rong and Xiaoguang Wu and is chaired by Shengwen (Roy) Rong. We have determined that each of Shengwen (Roy) Rong and Xiaoguang Wu satisfies the “independence” requirements of Section 803 of the NYSE American Company Guide and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Shengwen (Roy) Rong qualifies as an “audit committee financial expert.” Mr. Shengwen (Roy) Rong currently also serves on the audit committees of a number of companies including Vision Deal HK Acquisition Corp, a HK-listed company, TCTM Kids IT Education Inc. a Nasdaq-listed company, Cheche Group Inc., a Nasdaq-listed company, X Financial, a NYSE-listed company, Qudian Inc., a NYSE-listed company, and MOGU Inc., a NYSE-listed company. Our board of directors has determined that the simultaneous service of Mr. Shengwen (Roy) Rong on the audit committees of these public companies would not impair the ability of Mr. Shengwen (Roy) Rong to effectively serve on the audit committee of our board of directors. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Frank Lin, Shengwen (Roy) Rong and Xiaoguang Wu, and is chaired by Frank Lin. We have determined that each of Shengwen (Roy) Rong and Xiaoguang Wu satisfies the “independence” requirements of Section 803 of the NYSE American Company Guide. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Jack Jiajia Huang, Shengwen (Roy) Rong and Xiaoguang Wu, and is chaired by Jack Jiajia Huang. We have determined that each of Shengwen (Roy) Rong and Xiaoguang Wu satisfies the “independence” requirements of Section 803 of the NYSE American Company Guide. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D.          Employees

We have general administrative, content development and sales and marketing personnel in Hong Kong, Malaysia, mainland China, Thailand and other countries and regions where we operate. In particular, our Philippines offices host our independently contracted teacher engaging and training team, free trial tutors, and part of our general and administrative personnel.

We had a total of 616, 171 and 310 full-time employees as of December 31, 2021, 2022 and 2023, respectively. As of December 31, 2023, we had approximately 34 employees in research and development, 166 employees in sales and marketing, 54 employees in management and administration and 56 employees in free trial tutors and teaching support. In addition to our full-time employees, some of our subsidiaries, such as Beijing Helloworld Online Technology Co., Ltd. and HelloWorld Online Education PTE. LTD, entered into services outsource agreements with independent third party suppliers in 2023, through which they have outsourced part of their marketing and sales functions. As of December 31, 2023, we had 501 outsourced personnel mainly performing sales and marketing functions for us. The number of our employees changed significantly from 2021 to 2022, mainly attributable to the divestiture of the China Mainland Business, during which a significant number of our teaching staff and other staff ceased to be our employees.

We enter into employment contracts with our full-time employees. For our full-time employees in countries and regions outside mainland China, the employment contracts we have with them contain confidentiality and non-compete provisions. For our full-time employees in mainland China, we also enter into stand-alone confidentiality and non-compete agreements with them. In addition to salaries and benefits, we provide performance-based bonuses for our full-time employees and commission-based compensation for our sales and marketing force.

Independently contracted foreign tutors and Chinese tutors delivering paid lessons on our platform are generally not our full-time employees. We enter into service contracts with such independently contracted tutors, and pay service fees to them based on the number of lessons they teach and their teaching performance. We had approximately 4.1 thousand independently contracted foreign tutors available to deliver lessons for our international business on our platform as of December 31, 2023.

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

E.           Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 29, 2024:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially 5% or more of our ordinary shares.

The calculations in the table below are based on 345,240,297 ordinary shares outstanding as of February 29, 2024, comprising of 241,633,317 Class A ordinary shares (excluding 4,408,575 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the issuer’s share incentive plan) and 103,606,980 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
				% of total
	Class A	Class B	Total ordinary	ordinary shares on	% of
	ordinary	ordinary	shares on an as-	an as converted	aggregate
	Shares	Shares	converted basis	basis	voting power †
Directors and Executive Officers:
Jack Jiajia Huang(1)	39,465,120	45,925,744	85,390,864	24.7	39.0
Ting Shu(1)	39,465,120	45,925,744	85,390,864	24.7	39.0
Frank Lin(2)	*	—	*	*	*
Cindy Chun Tang	*	—	*	*	*
Shengwen (Roy) Rong	*	—	*	*	*
Xiaoguang Wu(3)	*	—	*	*	*
All directors and executive officers as a group	42,560,593	45,925,744	88,486,337	25.6	39.2

Principal Shareholders:
DCM Funds(4)	10,607,110	57,681,212	68,288,322	19.8	46.0
Dasheng International Holdings Limited(1)	39,465,120	45,925,744	85,390,864	24.7	39.0
Sequoia Capital China Investment Funds(5)	40,033,395	—	40,033,395	11.6	3.1
Golien Ltd(6)	18,967,560	—	18,967,560	5.5	1.5

Notes:

*	Less than 1% of total ordinary shares on an as-converted basis.
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

(1)	Consists of (i) 30,390,321 Class B ordinary shares and 38,814,120 Class A ordinary shares in the form of ADSs held by Dasheng Global Limited, a company incorporated in the British Virgin Islands, (ii) 186,180 Class A ordinary shares in the form of ADS held by Jack Jiajia Huang, (iii) 274,980 Class A ordinary shares issuable to Jack Jiajia Huang upon exercise of options and vested from restricted share units within 60 days after February 29, 2024, (iv) 122,460 Class A ordinary shares in the form of ADSs held by Ting Shu, (v) 67,380 Class A ordinary shares issuable to Ting Shu upon the vesting of restricted share units within 60 days after February 22, 2024, and (vi) 15,535,423 Class B ordinary shares held by Dasheng Online Limited, a company incorporated in the British Virgin Islands. The registered office address of Dasheng Global Limited is Quastisky Building, P.O. Box 4389, Road Town, Tortola, British Virgin Islands. The registered office address of Dasheng Online Limited is c/o Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola. British Virgin Islands. Each of Dasheng Global and Dasheng Online is wholly beneficially owned by Dasheng International Holdings Limited, or Dasheng Holdings, which is in turn, wholly owned by TB Family Trust, or the Trust, for which TMF (Cayman) Ltd. acts as the trustee, or the Trustee. S.B. Vanwall Ltd. is the sole director of Dasheng Holdings appointed by the Trustee. The settlors of the Trust are Mr. Huang and Ms. Shu. Mr. Huang, Ms. Shu and their family members are beneficiaries under the Trust.

(2)	The business address of Frank Lin is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, United States.
(3)	The business address of Xiaoguang Wu is Suite 2501, Shenzhen Venture Capital Mansion, Nanshan District, Shenzhen, Guangdong Province, People’s Republic of China.
(4)	Consists of (i) 57,681,212 Class B ordinary shares held by DCM Hybrid RMB Fund, L.P., or Hybrid Fund; (ii) 10,017,832 Class A ordinary shares held by DCM Ventures China Turbo Fund, L.P., or Turbo Fund, and (iii) 589,278 Class A ordinary shares held by DCM Ventures China Turbo Affiliates Fund, L.P., or Turbo Affiliates Fund, as reported in a Schedule 13D amendment jointly filed by, among others, Hybrid Fund, Turbo Fund and Turbo Affiliates Fund, on January 26, 2023. The general partner of Hybrid Fund is DCM Hybrid RMB Fund Investment Management, L.P., or Hybrid Fund DGP, whose general partner in turn, is DCM Hybrid RMB Fund International, Ltd., or Hybrid Fund UGP. The general partner of each of Turbo Fund and Turbo Affiliates Fund is DCM Turbo Fund Investment Management, L.P., or Turbo Fund DGP, whose general partner in turn, is DCM Turbo Fund International, Ltd., or Turbo Fund UGP. Hurst Lin and Matthew C. Bonner are the directors of each of Hybrid Fund UGP and Turbo Fund UGP and may be deemed to have shared power to dispose of these shares. The business address of Hybrid Fund, Turbo Fund and Turbo Affiliates Fund is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, the United States.
(5)	Consists of (i) 28,494,075 Class A ordinary shares held by SCC Venture V Holdco I, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands; and (ii) 11,539,320 Class A ordinary shares held by SCC Growth I Holdco A, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands, as reported in a Schedule 13D amendment jointly filed by, among others, SCC Venture V Holdco I, Ltd. and SCC Growth I Holdco A, Ltd, on May 9, 2022. SCC Venture V Holdco I, Ltd. is wholly owned by Sequoia Capital China Venture Fund V, L.P., whose general partner is SC China Venture V Management, L.P., whose general partner in turn, is SC China Holding Limited. SCC Growth I Holdco A, Ltd. is wholly owned by Sequoia Capital China Growth Fund I, L.P. The general partner of Sequoia Capital China Growth Fund I, L.P. is Sequoia Capital China Growth Fund Management I, L.P., whose general partner is SC China Holding Limited. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, which in turn is wholly owned by Neil Nanpeng Shen. The registered address of SCC Growth I Holdco A, Ltd. and SCC Venture V Holdco I, Ltd. is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Neither SCC Venture V Holdco I, Ltd. nor SCC Growth I Holdco A, Ltd. has any board seat of 51Talk to the date of this annual report.
(6)	Consists of 18,967,560 Class A ordinary shares in the form of ADSs held by Golien Ltd, as reported in a Schedule 13G filed by Golien Ltd, on February 7, 2023. The registered address of Golien Ltd is Suite 1104-06, 11 F, Tower 2, The Gateway, Tsimshatsui, Kowloon, Hong Kong. Each of Golien Ltd and wm100 holding Ltd as the parent of Golien Ltd, has the sole power to direct the voting and disposition of the ADSs held by Golien Ltd. As the shareholders of wm100 holding Ltd, Max Burger and Beat Stefan Burger have joint power to direct the voting and disposition of the ADSs held by Golien SPC.

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

To our knowledge, as of February 29, 2024, 229,713,900 of our Class A ordinary shares are held by one record holder in the United States, which is the depositary of our ADS program, representing 95.1% of our total issued and outstanding Class A ordinary shares as of such date. As of February 29, 2024, to our knowledge, 57,681,212 Class B ordinary shares are held by DCM Hybrid RMB Fund, L.P., or Hybrid Fund, which is registered in the Cayman Islands. The general partner of Hybrid Fund is DCM Hybrid RMB Fund Investment Management, L.P., or Hybrid Fund DGP, whose general partner in turn, is DCM Hybrid RMB Fund International, Ltd., or Hybrid Fund UGP. The business address of Hybrid Fund DGP and Hybrid Fund UGP is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, the United States.

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

A.           Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.           Related Party Transactions

Contractual Arrangements with Philippines Co II, Philippines Co III and their respective shareholders

We have entered into a series of contractual arrangements with Philippines Co II, Philippines Co III and some of their respective shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

Transactions with Shareholders and Affiliates

Transactions with Dasheng Holding (HK) Limited, its subsidiaries and the consolidated VIEs. In 2022, Dasheng Holding (HK) Limited and its subsidiaries entered into an offshore service agreement with 51Talk English International Limited. Under the cooperation, 51Talk English International Limited provides agent services to Dasheng Holding (HK) Limited, its subsidiaries and the consolidated VIEs. In 2023, our company also entered into a series of service agreements, with Dasheng Holding (HK) Limited and its subsidiaries. Under these service agreements, Dasheng Holding (HK) Limited and its subsidiaries provide technology service and product development labor service to our company. For the year ended December 31, 2023, the fair value of agent service provided by our company is estimated to be US$0.1 million, which are recognized as net revenues in the consolidated statement of comprehensive income/ (loss) of our company. For the year ended December 31, 2023, the amount of product development labor service received from Dasheng Holding (HK) Limited and its subsidiaries is estimated to be US$0.9 million, and the amount of internet service received from Dasheng Holding (HK) Limited and its subsidiaries is estimated to be US$0.2 million.

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

ITEM 9.      THE OFFER AND LISTING

A.          Offering and Listing Details.

See “—C. Markets.”

B.           Plan of Distribution

Not applicable.

C.           Markets

Our ADSs have been listed on the NYSE since June 10, 2016, under the symbol “COE.” Prior to December 15, 2022, each of our ADSs represented fifteen Class A ordinary share. On December 15, 2022, we effected a change in the ratio of our ADSs to common shares from one ADS representing fifteen Class A ordinary share to one ADS representing sixty Class A ordinary shares. In May 2023, we transferred the listing of our ADSs from the NYSE to the NYSE American.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of ordinary shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;
●	the shares are free from any lien in favor of our company; and
●	a fee of such maximum sum as the NYSE American may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the NYSE American, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

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

D.          Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC Regulations—Regulations Relating to Foreign Exchange Registration of Overseas Investment by Mainland China Residents,” and “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC Regulations—Regulations on Foreign Exchange—Foreign Currency Exchange.”

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of our ADSs or ordinary shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

Singapore Taxation

The following discussion is a summary of Singapore income tax, goods and services tax and stamp duty considerations relevant to the acquisition, ownership and disposition of our ADSs or ordinary shares. The statements made herein regarding taxation are general in nature and based upon certain aspects of the current tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date hereof and are subject to any changes in such laws or administrative guidelines or the interpretation of such laws or guidelines occurring after such date, which changes could be made on a retrospective basis. The statements made herein do not purport to be a comprehensive or exhaustive description of all of the tax considerations that may be relevant to a decision to acquire, own or dispose of our ADSs or ordinary shares and do not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities) may be subject to special rules. The statements below are based on the assumptions that our company is not tax resident in Singapore, and that the same Singapore tax treatment applicable to a holder of our ordinary shares should be accorded to a holder of our ADSs as well. Prospective shareholders are advised to consult their own tax advisers as to the Singapore or other tax consequences of the acquisition, ownership of or disposal of our ADSs and ordinary shares, taking into account their own particular circumstances. It is emphasized that neither we nor any other persons involved in this annual report accept responsibility for any tax effects or liabilities resulting from the acquisition, holding or disposal of our ADSs or ordinary shares.

Corporate Income Tax

Corporate taxpayers are subject to Singapore income tax on income accruing in or derived from Singapore and foreign-sourced income received or deemed to be received in Singapore from outside Singapore, unless specifically exempted from tax.

The prevailing corporate income tax rate in Singapore is 17.0%.

With effect from year of assessment 2020, the first SGD200,000 of a company’s annual normal chargeable income is exempt from tax as follows:

(a)75.0% of up to the first SGD10,000 of chargeable income; and

(b)50.0% of up to the next SGD190,000 of chargeable income.

Notwithstanding the above, for qualifying new private companies, 75.0% of the first SGD100,000 of annual normal chargeable income and 50.0% of the next SGD100,000 of annual normal chargeable income is exempted from tax, subject to meeting the relevant conditions.

The remaining chargeable income (after deducting the applicable tax exemption on the first SGD200,000 of chargeable income) will be taxed at the prevailing corporate tax rate, currently at 17.0%.

For year of assessment 2024, a corporate income tax rebate of 50.0% of the corporate income tax payable will be granted to all corporate taxpayers, whether tax resident in Singapore or not. Companies that have employed at least one local employee in 2023 will also receive an SGD2,000 cash payout. The maximum total benefits of the corporate income tax rebate and the cash payout that a company may receive is SGD40,000.

A company is regarded as tax resident in Singapore if the control and management of the company’s business is exercised in Singapore. “Control and management” is the making of decisions on strategic matters, such as those on company policy and strategy.

Presently, tax exemption will be granted to a Singapore tax resident corporate taxpayer on its foreign sourced dividends, foreign branch profits and foreign-sourced service income, or specified foreign income, received or deemed to be received in Singapore, subject to meeting the following qualifying conditions:

(a)the specified foreign income has been subject to income tax in the foreign jurisdiction from which the income is received;

(b)at the time the specified foreign income is received in Singapore, the headline tax rate (i.e., highest corporate income tax rate) of the foreign jurisdiction from which the income is received is at least 15.0%; and

(c)the comptroller of income tax is satisfied that the tax exemption would be beneficial to the Singapore tax resident corporate taxpayer.

Certain concessions and clarifications have also been announced by the comptroller of income tax with respect to such conditions.

Pursuant to a tax concession granted with effect from 30 July 2004, the above foreign-sourced income exemption has been extended to include specified foreign income which is exempted from income tax in the foreign jurisdiction as a result of a tax incentive granted by that foreign jurisdiction for carrying out substantive business activities in that foreign jurisdiction.

If foreign-sourced income is subject to tax in Singapore and does not qualify for tax exemption, a Singapore tax resident corporate taxpayer is entitled to claim foreign tax credit for the foreign tax paid on such foreign-sourced income, subject to meeting the conditions. The amount of foreign tax credit available to a Singapore tax resident corporate taxpayer is based on the lower of:

(a)the Singapore tax payable on the particular source of income which qualifies for foreign tax credit; or

(b)the actual foreign tax suffered on the same income.

Under the foreign tax credit pooling system, Singapore tax resident companies may elect to claim foreign tax credit on a pooled basis on any items of its foreign-sourced income, rather than the usual source-by-source and country-by-country basis, subject to meeting the conditions as follows:

(a)income tax must have been paid on the income in the foreign jurisdiction from which the income is derived;

(b)at the time the foreign-sourced income is received in Singapore, the headline tax rate of that foreign jurisdiction from which the income is received is at least 15.0%;

(c)there must be Singapore income tax payable on the foreign-sourced income; and

(d)the taxpayer is entitled to claim foreign tax credits under sections 50, 50A or 50B of the Income Tax Act 1947 on its foreign-sourced income.

The amount of foreign tax credit to be granted under the foreign tax credit pooling system is based on the lower of the total Singapore tax attributable to the pooled foreign income (net of expenses) and the pooled foreign taxes paid on those income.

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

A Singapore tax resident individual is subject to tax at the progressive rates, ranging from 0% to 24.0% from year of assessment 2024, after deductions of qualifying personal reliefs where applicable. For year of assessment 2024, a personal income tax rebate of 50.0% of tax payable (capped at S$200) will be granted to all Singapore tax resident individuals.

A non-Singapore tax resident individual is generally taxed at the rate of 24.0% from year of assessment 2024 except for Singapore-sourced employment income which is taxed at either a flat rate of 15.0% (without deductions for personal relief), or at the progressive rates as a tax resident (with deductions for personal relief), whichever yields a higher tax.

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

There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. Gains from the disposal of our ADSs or ordinary shares are taxable in Singapore if the seller is regarded as having derived gains of an income nature in Singapore. Gains arising from the disposal of our ADSs or ordinary shares which are derived from any trade, business, vocation or profession carried on by that person, if accruing in or derived from Singapore, are taxable as such gains are considered revenue in nature. Gains derived from the disposal of our ADSs or ordinary shares may also be taxable if they constitute any gains or profits of an income nature under section 10(1)(g) of the Income Tax Act 1947.

The section 13W of the Income Tax Act 1947 provides a safe harbor in the form of an exemption of gains or profits arising from the disposal of ordinary shares for disposals made up to 31 December 2027. To qualify for the tax exemption, the divesting company must have legally and beneficially held at least 20.0% of the ordinary shares of the company whose shares are being disposed, or investee company, for a continuous period of at least 24 months immediately prior to the date of disposal such shares.

The above-mentioned “safe harbor rule” is not applicable under the following scenarios:

●	The disposal of shares during the period from June 1, 2012, to May 31, 2022 of an unlisted investee company which is in the business of trading or holding Singapore immovable properties (other than the business of property development).
●	The disposals of shares from June 1, 2022, of an unlisted investee company which is in the business of trading, holding, or developing immovable properties in Singapore or abroad, subject to certain exceptions.
●	The disposal of shares by a divesting company in the insurance business industry (as referred to under the section 26 of the Income Tax Act 1947).
●	The disposal of shares by a partnership, limited partnership or limited liability partnership, where one or more of the partners is a company or are companies.

Shareholders who have adopted or are required to adopt Financial Reporting Standard 109 Financial Instruments or Singapore Financial Reporting Standard (International) 9 Financial Instruments, as the case may be, for financial reporting purposes may for Singapore income tax purposes, be required to recognize gains or losses (not being gains or losses that are capital in nature) on our ADSs or ordinary shares, irrespective of whether there is actual disposal. If so, the gains or losses so recognized may be taxed or allowed as a deduction even though they are unrealized.

Singapore has introduced a new section 10L of the Income Tax Act 1947, which implements an income tax on gains received in Singapore from the sale or disposal by an entity of a relevant group of any foreign asset (i.e., any movable or immovable property situated outside Singapore at the time of such sale or disposal or any rights or interest thereof). The section 10L applies to sales or disposals that occur on or after January 1, 2024. Under this section, our ADSs and ordinary shares would likely be considered as “foreign assets.”

Broadly, a seller entity would be a member of a “relevant group” if (i) its assets, liabilities, income, expenses and cash flows (a) are included in the consolidated financial statements of the parent entity of the group, or (b) are excluded from the consolidated financial statements of the parent entity of the group solely on size or materiality grounds or on the grounds that the entity is held for sale, and (ii) the entities of the group are not all incorporated in a single jurisdiction or any entity of the group has a place of business in more than one jurisdiction.

There are certain exclusions in this regard. The taxation of such gains would not apply to a sale or disposal that is:

(a)carried out as part of, or incidental to, the business of a “prescribed financial institution,” which includes licensed banks, finance companies and holders of a capital markets services license;

(b)carried out as part of, or incidental to, the relevant business activities or operations of an entity enjoying certain tax incentives, such as the financial sector incentive; or

(c)carried out by an excluded entity that has adequate economic substance in Singapore (as defined and provided for under the section 10L).

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

Goods and Services Tax

The sale of our ADSs or ordinary shares by a goods and services tax-registered investor belonging in Singapore to another person belonging in Singapore is an exempt supply, which is not subject to goods and services tax, or GST. Any input GST incurred by the GST-registered investor in connection with the making of such an exempt supply is generally not recoverable from the comptroller of GST and will become an additional cost to the investor unless the investor satisfies certain conditions prescribed under the GST legislation or by the comptroller of GST.

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

Services consisting of arranging, broking, underwriting or advising on the issue, allotment or transfer of ownership of our ADSs or ordinary shares rendered by a GST-registered person to an investor belonging in Singapore for GST purposes in connection with the investor’s purchase, sale or holding of our ADSs or ordinary shares will be subject to GST at the prevailing standard rate. The standard rate was increased from 8% to 9% from January 1,2024. Similar services contractually rendered by a GST-registered person to an investor belonging outside Singapore, and for the direct benefit of either a person belonging outside Singapore (and that person is outside Singapore at the time of supply) or a GST-registered person who belongs in Singapore should generally be subject to GST at zero-rate.

Taxation in Mainland China

Under the PRC Enterprise Income Tax Law, an enterprise established outside mainland China with “de facto management bodies” within mainland China is considered a “resident enterprise” for mainland China enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

Our mainland China subsidiaries and the former mainland China consolidated VIEs are companies incorporated under PRC law and, as such, are subject to mainland China enterprise income tax on their taxable income in accordance with the PRC income tax laws. Pursuant to the PRC Enterprise Income Tax Law, which became effective on January 1, 2008, and was amended on February 24, 2017, and December 29, 2018, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. We are subject to value-added tax at a rate of 6%, 9% and 13% on the services we provide, less any deductible value-added tax we have already paid or borne. We are also subject to surcharges on value-added tax payments in accordance with PRC law.

In addition, the State Administration for Taxation issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, in April 2009, and amended it in the Announcement of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions on January 29, 2014, and the Decision of the State Administration of Taxation on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents on December 29, 2017, specifying that certain offshore incorporated enterprises controlled by mainland China enterprises or mainland China enterprise groups will be classified as mainland China resident enterprises if the following are located or resident in mainland China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the State Administration for Taxation issued the Announcement of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated International (Trial Implementation), or the SAT Bulletin 45, which took effect in September 2011 and amended by the State Administration for Taxation in April 2015, June 2016 and June 2018, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. 51Talk is a company incorporated outside of mainland China. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside mainland China. As such, we do not believe that 51Talk meet all of the conditions above or are mainland China resident enterprises for mainland China tax purposes. For the same reasons, we believe our other entities outside of mainland China are not resident enterprises in mainland China either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a mainland China resident enterprise for mainland China enterprise income tax purposes, a number of unfavorable mainland China tax consequences could follow. One example is that a 10% withholding tax would be imposed on dividends we pay to our non-mainland China enterprise shareholders and with respect to gains derived by our non-mainland China enterprise shareholders from transferring our shares or ADSs and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-mainland China individual shareholders and with respect to gains derived by our non-mainland China individual shareholders from transferring our shares or ADSs.

In January 2009, the State Administration for Taxation promulgated the Non-resident Enterprises Measures, pursuant to which the entities that have the direct obligation to make certain payments to a non-resident enterprise should be the tax withholders for the non-resident enterprise, and such payments include: income from equity investments (including dividends and other return on investment), interest, rents, royalties and income from assignment of property as well as other incomes subject to enterprise income tax received by non-resident enterprises in mainland China. Further, the measures provide that in case of an equity transfer between two non-resident enterprises which occurs outside of mainland China, the non-resident enterprise which receives the equity transfer payment must, by itself or engage an agent to, file tax declaration with the mainland China tax authority located at place of the mainland China company whose equity has been transferred, and the mainland China company whose equity has been transferred should assist the tax authorities to collect taxes from the non-resident enterprise. The State Administration for Taxation issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or SAT Circular 59, together with the Ministry of Finance in April 2009, and the Notice on Strengthening the Management of Enterprise Income Tax Collection of Proceeds from Equity Transfers by Non-Resident Enterprises, or SAT Circular 698, in December 2009. Both SAT Circular 59 and SAT Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the mainland China tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a mainland China resident enterprise by a non-resident enterprise. Under SAT Circular 698, where a non-resident enterprise transfers the equity interests of a mainland China “resident enterprise” indirectly by disposition of the equity interests of an international holding company, and such international holding company is located in certain low tax jurisdictions, the non-resident enterprise, being the transferor, must report to the tax authority of the mainland China “resident enterprise” this Indirect Transfer. The mainland China tax authority may disregard the existence of the international holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring mainland China tax. As a result, gains derived from such Indirect Transfer may be subject to mainland China tax at a rate of up to 10%. On February 3, 2015, the State Administration for Taxation issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or SAT Bulletin 7, to supersede existing provisions in relation to the Indirect Transfer as set forth in SAT Circular 698, while the other provisions of SAT Circular 698 remain in force. SAT Bulletin 7 introduces a new tax regime that is significantly different from that under SAT Circular 698. SAT Bulletin 7 extends its tax jurisdiction to capture not only “indirect transfer” as set forth under SAT Circular 698 but also transactions involving transfer of immovable property in mainland China and assets held under the establishment and place, in mainland China of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Bulletin 7 also addresses transfer of the equity interest in a foreign intermediate holding company widely. In addition, SAT Bulletin 7 provides clearer criteria than SAT Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to make self-assessment on whether the transaction should be subject to mainland China tax and to file or withhold the mainland China tax accordingly. Although it appears that SAT Circular 698 and/or SAT Bulletin 7 was not intended to apply to share transfers of publicly traded companies, there is uncertainty as to the application of SAT Circular 698 and/or SAT Bulletin 7 and we and our non-resident investors may be at risk of being required to file a return and being taxed under SAT Circular 698 and/or SAT Bulletin 7 and we may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under SAT Circular 698 and/or SAT Bulletin 7.

On October 17, 2017, the State Administration for Taxation issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Announcement 37, which was revised on June 15, 2018. According to SAT Announcement 37, the Non-resident Enterprises Measures, SAT Circular 698 and the second paragraph of the article 8 of the SAT Bulletin 7 were repealed from December 1, 2017. According to SAT Announcement 37, the income from property transfer obtained by non-resident enterprise, as stipulated in the second item under the article 19 of the PRC Enterprise Income Tax Law, shall include the income derived from transferring such equity investment assets as stock equity. The withholding agent shall, within seven days of the day on which the withholding obligation occurs, declare and remit the withholding tax to the competent tax authority at its locality. We and our non-resident investors may be at risk of being required to file a return and being taxed under SAT Announcement 37 and/or SAT Bulletin 7 and we may be required to expend valuable resources to comply with SAT Announcement 37 or to establish that we should not be taxed under SAT Announcement 37 and/or SAT Bulletin 7.

United States Federal Income Taxation

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our ADSs or ordinary shares. This summary applies only to U.S. Holders that hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended. This summary is based on U.S. tax law in effect as of the date of this annual report, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, Medicare, backup withholding, and minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	persons liable for minimum tax;
●	persons who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;
●	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion, constructive sale or integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our stock (by vote or value); or
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding common stock through such entities.

U.S. Holders are urged to consult their own tax advisors regarding the application of U.S. federal income taxation to their particular circumstances, and the state, local, non-U.S., or other tax considerations of the ownership and disposition of our ADSs or ordinary shares.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% (by value) or more of the stock.

No assurances can be given with regard to our PFIC status for the taxable year ended December 31, 2023, or the current or any future taxable year because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the characterization and composition of our income, assets and liabilities. Additionally, fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In particular, recent declines in the market price of our ADSs significantly increased our risk of becoming a PFIC for the current taxable year. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year.

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

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any mainland China tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) that is readily tradable on an established securities market in the United States, including the NYSE American. Because our ADSs are currently listed on the NYSE American, the ADSs are expected to be readily tradable on an established securities market in the United States for so long as they continue to be listed on the NYSE American, although there can be no assurance in this regard. Since we do not expect that our ordinary shares will be listed on an established securities market, it is unclear whether dividends that we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. However, in the event that we are deemed to be a mainland China resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information—E. Taxation—Taxation in Mainland China”), we may be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our ADS or ordinary shares, regardless of whether the ADSs are readily tradable on an established securities market in the United States and regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described in the preceding paragraph. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends-received deduction allowed to corporations.

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

As described in “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation,” if we are deemed to be a mainland China resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or ordinary shares may be subject to PRC income tax and will generally be U.S. source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the United States-PRC income tax treaty, such holder may be able to elect to treat such gain as PRC source income under the United States-PRC income tax treaty. Pursuant to the U.S. Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the United States-PRC income tax treaty or does not elect to apply the United States-PRC income tax treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the United States-PRC income tax treaty, and the potential impact of the U.S. Treasury regulations.

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

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;
●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, which we refer to as a pre-PFIC year, will be taxable as ordinary income;
●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and
●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, or if any of our subsidiaries are also PFICs, each of which we refer to as a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of such lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” on a qualified exchange or other market which for these purposes generally means a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Our ADSs are currently listed on the NYSE American, which is a qualified exchange for purposes of the mark-to-market election. Consequently, if our ADSs continue to be listed on the NYSE American and are being regularly traded, we expect that the mark-to-market election would be available to a U.S. Holder that holds our ADSs were we to be or become a PFIC, but no assurances may be given in this regard.

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

In accordance with Section 610 of the NYSE American Company Guide, we will post this annual report on our website ir.51talk.com. In addition, we will provide hardcopies of our annual report to shareholders, including ADS holders, free of charge upon request.

I.            Subsidiary Information

Not applicable.

J.             Annual Report to Security Holders

Not applicable.

ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our exposure to the risk of fluctuations in foreign exchange rates arises primarily from our operating activities where revenue or expense is denominated in a foreign currency and our net investments in foreign subsidiaries. We charge customers fees in local currencies in some of the countries and regions where we offer our course offerings, a significant portion of our assets and liabilities are denominated in US dollars and Renminbi, and a significant portion of our costs are incurred in the currencies of the countries and regions where we operate, including service fee payments to nearly all of our foreign tutors. Other currencies have fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or government policy in the jurisdictions where we operate may impact the exchange rate between other currencies and the U.S. dollar in the future. In particular, we are also exposed to the risk of an increase in the value of the Philippine Peso relative to the US dollars, which would increase our expenses. Therefore, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and other currencies of the jurisdictions where we operate, because the value of our business is effectively denominated in US dollars, while our ADSs will be traded in U.S. dollars and a significant portion of our costs is incurred and paid in the currencies of the jurisdictions where we operate. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program upon such terms and conditions as we and the depositary may agree from time to time. In 2023, we received reimbursement of nil from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II.

ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10 Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2023. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that our disclosure controls and procedures were not effective to satisfy the objectives for which they are intended.

Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of December 31, 2023, due to the material weaknesses described below, we believe that the consolidated financial statements included in this annual report on Form 20-F correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023, using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under Internal Control-Integrated Framework (2013), due to the material weaknesses described below, our management concluded that, as of December 31, 2023, we did not maintain effective internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

We identified the following two material weaknesses that existed as of December 31, 2023. These two material weaknesses are basically consistent with the two material weaknesses disclosed in 2022. As defined in the standards established by the U.S. PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

●	The first material weakness relates to the lack of sufficient competent financial reporting and accounting personnel to: (i) timely identify and assess accounting implications of complex transactions, (ii) design and implement effective control to ensure data completeness and accuracy related to certain complex transactions, and tax accounting, (iii) timely perform account reconciliations in period-end closing and prepare disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC.
●	The second material weakness relates to the lack of sufficient competent internal audit personnel to timely and effectively monitor and evaluate internal control over financial reporting and assist managing financial and operational risks.

These two material weaknesses are mainly due to the changes resulting from the disposal of 51Talk’s China Mainland Business, and significant personnel turnover resulting from the impact of the Alleviating Burden Opinion since its promulgation.

In 2023, we implemented several internal control improvement measures, including (i) enhanced training: We enhanced training for our finance staff on US GAAP knowledge, internal control over financial reporting, and the tax regulation knowledge, which aims to reduce issues affecting financial statement disclosures in daily accounting operations, compliance with tax regulation in different jurisdictions. (ii) utilization of disclosure checklists: We used disclosure checklists to promptly identify matters impacting financial statements, thereby helping ensure correct financial accounting and compliance with reporting requirements. (iii) internal control testing: We conduct internal control testing with a focus on strengthening senior-level reviews. This approach facilitated the timely progress of addressing identified internal control issues within our company.

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

ITEM 16.A.      AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Shengwen (Roy) Rong and Mr. Xiaoguang Wu, independent directors (under the standards set forth in Section 803 of the NYSE American Company Guide and Rule 10A-3 under the Exchange Act) and members of our audit committee, are audit committee financial experts.

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

ITEM 16.C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by our independent registered public accounting firm, or Marcum Asia, for the years indicated. We did not pay any other fees to our principal auditors during the periods indicated below.

	2022(4)	2023
	US$	US$

	(in thousands)
Audit Fees(1)	460	470
Audit-related fees(2)	—	—
Tax Fees(3)	—	—
Others	—	—

Note:

(1)	“Audit fees” means the aggregate fees in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with and regulatory filling or engagements.
(2)	“Audit-related fees” means the aggregate fees incurred for the issuance of comfort letters in connection with the follow-on offering.
(3)	“Tax fees” consist of fees billed for the aggregate fees for professional services rendered by Our principal auditors for tax compliance work and other tax related services.
(4)	On August 15, 2022, we engaged Marcum Asia as our independent registered public accounting firm, and dismissed PwC. See also “Item 16F. Change in Registrant’s Certifying Accountant.”

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

ITEM 16.F.      CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

(a) Previous independent registered public accounting firm

On August 15, 2022, we dismissed PricewaterhouseCoopers Zhong Tian LLP, or PwC, as our independent registered public accounting firm. Our Audit Committee and Board of Directors participated in and approved the decision to change our independent registered public accounting firm.

The reports of PwC on our consolidated financial statements for the fiscal year ended December 31, 2021 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principle, except that the report of PwC on our consolidated financial statements for the fiscal year ended December 31, 2021 contained an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern, considering as of the date such report, our business, financial condition, results of operations and prospects have been, and are expected to be, materially and adversely affected by regulatory changes which became effective during 2021.

During the fiscal year ended December 31, 2021 and the subsequent interim period through August 15, 2022, there have been no disagreements, as that term is described in Item 16F(a)(1)(iv) of the instructions to Form 20-F, with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PwC would have caused them to make reference thereto in their reports on the consolidated financial statements for such year.

During the fiscal year ended December 31, 2021 and the subsequent interim period through August 15, 2022, there have been no reportable events as that term is described in Item 16F(a)(1)(v) of the instructions to Form 20-F, except as previously disclosed in our Company’s Form 20-F for the year ended December 31, 2021, there were two material weaknesses that existed as of December 31, 2021. The first material weakness relates to the lack of sufficient competent financial reporting and accounting personnel to: (i) timely identify and assess accounting implications of complex transactions and changes in the Company’s service offerings, (ii) design and implement effective control to ensure data completeness and accuracy related to certain complex transactions, and (iii) timely perform account reconciliations in period-end closing and prepare disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. The second material weakness relates to the lack of sufficient competent internal audit personnel to timely and effectively monitor and evaluate internal control over financial reporting and assist managing financial and operational risks. Accordingly, PwC expressed that as of December 31, 2021, we did not maintain, in all material respects, effective internal control over financial reporting.

We provided a copy of the foregoing disclosure in Item 16F to PwC and requested from PwC a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter from PwC addressed to the SEC, dated April 6, 2023, is attached as Exhibit 16.1 to this annual report.

(b) New independent registered public accounting firm

We engaged Marcum Asia CPAs LLP as our new independent registered public accounting firm as of August 15, 2022. During the fiscal years ended December 31, 2021 and the subsequent interim period prior to our engagement of Marcum Asia CPAs LLP, neither we, nor anyone on our behalf, has consulted with Marcum Asia CPAs LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report was provided to us nor was oral advice that Marcum Asia concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; nor (ii) any matter that was either the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or a reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

ITEM 16.G.      CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NYSE American, we are subject to the NYSE American corporate governance listing standards. However, the NYSE American Company Guide permit a foreign private issuer like us to follow the corporate governance practices of its home country.

Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE American corporate governance listing standards. We have relied on home country practice exemption with respect to (i) the requirement that at least a majority of such directors must be independent directors, (ii) the requirement of having an audit committee composed of a minimum of three members and convening meetings on at least a quarterly basis, (iii) the requirement that the nominating and corporate governance committee and compensation committee must be composed entirely of independent directors, subject to certain exceptions, (iv) the requirement that its board of directors must hold meetings on at least a quarterly basis and independent directors must meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management, and (v) the requirement of holding an annual meeting of shareholders no later than one year after the end of our fiscal year.

We may choose to follow additional home country practices in the future. As a result of our use of the “foreign private issuer” exemptions discussed above, our shareholders will not have the same protection afforded to the shareholders of the companies that are subject to all of the NYSE American corporate governance listing standards. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

ITEM 16.H.      MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I.      DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16.J.         INSIDER TRADING POLICIES

Not applicable.

ITEM 16.K.        CYBERSECURITY

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system. We have implemented the following measures to address both internal and external cyber threats: (i) Our company has established a cybersecurity risk management team with the management responsibilities and authorities of each member clearly defined; (ii) Our company has established a management and disclosure system for cybersecurity risks, which includes clear risk levels and assessment criteria, as well as measures to address risks and disclosure procedures; (iii) the cybersecurity risk management team conducts regular audits of our company’s information systems to identify, assess, and manage risks associated with those systems. Prompt remedial actions are taken when necessary; and (iv) our company also reviews service organization control reports from third-party cloud service providers. These reports provide valuable information about the security controls and practices implemented by these service providers. By implementing these measures, our company aims to effectively manage cybersecurity risks, ensure compliance with relevant standards and regulations, and protect the confidentiality, integrity, and availability of our information assets.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors oversees the cybersecurity risks and receives reports from members of the cybersecurity management team during board meetings regarding the management of cybersecurity risks and any existing issues. Notifications regarding critical or urgent Cybersecurity incidents are promptly communicated to our board members via email or ad-hoc meeting. Our board of directors shall review, approve and maintain oversight of the disclosure (i) on Form 6-K for material cybersecurity incidents (if any) and (ii) related to cybersecurity matters in the periodic reports (including annual report on Form 20-F) of our Company.

Our management has the responsibility to lead and supervise the management of cybersecurity risks. They provide resources and support for cybersecurity management work and make management decisions on significant cybersecurity issues faced by our company. We have established a cybersecurity risk management team, consisting of our chief executive officer, chief financial officer and cybersecurity officer. Currently, the team includes members who hold professional technical certifications, such as HCIP-SEC, CCIE-RS and CCNA.

If a cybersecurity incident occurs, our cybersecurity risk management team will promptly organize relevant personnel for internal assessment and, depending on the situation, seek the opinions of external experts and legal advisors. If it is determined that the incident could potentially be a material cybersecurity event, our cybersecurity risk management team will promptly report the incident and relevant assessment results to our board of directors and our board of directors will decide on the corresponding response measures and whether any disclosure is necessary. If such disclosure is determined to be necessary, our cybersecurity risk management team shall promptly prepare disclosure material for review and approval by our board of directors before it is disseminated to the public.

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

4.2	2016 Share Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)
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

4.5*	Exclusive Option Agreement among 51Talk, certain shareholders of Philippines Co II and Philippines Co II dated August 31, 2015
4.6*	Powers of Attorney granted by certain shareholders of Philippines Co II dated August 31, 2015
4.7*	Exclusive Option Agreement among 51Talk, certain shareholders of Philippines Co III and Philippines Co III dated February 1, 2016
4.8*	Powers of Attorney granted by certain shareholders of Philippines Co III dated February 1, 2016
4.9

Share Purchase Agreement between 51Talk and Dasheng Holding (HK) Limited dated June 24, 2022 (incorporated herein by reference to Exhibit 4.10 to the annual report on Form 20-F (File No. 001-37790), filed with the SEC on April 6, 2023)

8.1*	Principal subsidiaries of the Registrant

Exhibit Number	Description of Document
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Travers Thorp Alberga
15.2*	Consent of Shihui Partners
15.3*	Consent of Sapalo Velez Bundang & Bulilan
15.4*	Consent of Marcum Asia CPAs LLP, Independent Registered Public Accounting Firm
15.5*	Consent of PricewaterhouseCoopers Zhong Tian LLP
16.1

Letter from PricewaterhouseCoopers Zhong Tian LLP to the Securities and Exchange Committee, dated April 6, 2023 (incorporated herein by reference to Exhibit 16.1 to the Form 20-F filed on April 6, 2023 (File No. 001-37790))

97.1*	Clawback Policy
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File-the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set
*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

51Talk Online Education Group

	By:	/s/ Jack Jiajia Huang
	Name:	Jack Jiajia Huang
	Title:	Chairman and Chief Executive Officer

Date: April 29, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

51talk Online Education Group

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of 51talk Online Education Group (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive loss, consolidated statements of shareholders’ (deficit) equity and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

April 29, 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of 51Talk Online Education Group

Opinion on the Financial Statements

We have audited the consolidated statements of comprehensive income/(loss), of shareholders’ (deficit)/equity and of cash flows of 51Talk Online Education Group (formerly known as China Online Education Group) and its subsidiaries (the “Company”) for the year ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

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

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

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

51TALK ONLINE EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS

As of December 31, 2022 and 2023

(In thousands, except for share and per share data)

		As of December 31
	Notes	2022	2023
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents	2(i)	18,186	21,298
Time deposits	2(j)	4,872	2,091
Prepaid expenses and other current assets	5	3,509	6,394
Total current assets		26,567	29,783
Non-current assets:
Property and equipment, net	6	25	138
Intangible assets, net	7	104	92
Right-of-use assets	8	769	723
Deferred tax assets	10(c)	—	72
Other non-current assets		169	348
Total non-current assets		1,067	1,373
Total assets		27,634	31,156

Current liabilities:
Advances from students	2(m)	15,167	27,214
Accrued expenses and other current liabilities	9	4,341	6,189
Lease liabilities	8	427	590
Taxes payable		186	1,060
Amount due to related parties	15	389	4,077
Total current liabilities		20,510	39,130

Non-current liabilities:
Lease liabilities	8	307	41
Other non-current liabilities		156	176
Deferred tax liabilities		84	—
Total non-current liabilities		547	217
Total liabilities		21,057	39,347

Commitments and contingencies	14
Shareholders’ equity/(deficit):
Class A ordinary shares (US$0.0001 par value; 234,209,217 and 239,693,217 shares issued as of December 31,2022 and 2023, respectively; 234,209,217 and 239,693,217 shares outstanding as of December 31, 2022 and 2023, respectively)	11	23	24
Class B ordinary shares (US$0.0001 par value; 103,606,980 and 103,606,980 shares issued as of December 31, 2022 and 2023, respectively; 103,606,980 and 103,606,980 shares outstanding as of December 31, 2022 and 2023, respectively)	11	10	10
Additional paid-in capital		337,407	338,316
Surplus reserves		—	1
Accumulated other comprehensive income/(loss)		303	(326)
Accumulated deficit		(331,166)	(346,365)
Total shareholders’ equity/(deficit)		6,577	(8,340)
Noncontrolling interest		—	149
Total equity/(deficit)		6,577	(8,191)
Total liabilities and shareholders’ equity/(deficit)		27,634	31,156

The accompanying notes are an integral part of these consolidated financial statements.

51TALK ONLINE EDUCATION GROUP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

For the years ended December 31, 2021, 2022 and 2023

(In thousands, except for share and per share data)

		For the year ended December 31,
	Note	2021	2022	2023
		US$	US$	US$

Net revenues		788	15,048	27,111
Cost of revenues		(130)	(3,194)	(6,322)
Gross profit		658	11,854	20,789
Operating expenses:
Sales and marketing expenses		(3,430)	(13,279)	(23,637)
Product development expenses		(135)	(2,865)	(3,088)
General and administrative expenses		(1,685)	(8,068)	(7,727)
Total operating expenses		(5,250)	(24,212)	(34,452)
Loss from operations		(4,592)	(12,358)	(13,663)
Interest income		282	27	165
Other income/(expenses), net		219	(453)	(1,416)
Loss before income tax		(4,091)	(12,784)	(14,914)
Income tax expenses	10(b)	(100)	(60)	(118)
Net loss from continuing operations, net of income tax		(4,191)	(12,844)	(15,032)
Net income/(loss) from discontinued operations, net of income tax		22,929	(29,712)	—
Net income/(loss), all attributable to the Company's ordinary shareholders		18,738	(42,556)	(15,032)
Weighted average number of ordinary shares used in computing basic income/(loss) per share	13	328,484,502	335,640,275	341,070,214
Weighted average number of ordinary shares used in computing diluted income/(loss) per share	13	328,484,502	335,640,275	341,070,214
Net loss per share attributable to ordinary shareholders-basic from continuing operations	13	(0.01)	(0.04)	(0.04)
Net loss per share attributable to ordinary shareholders-diluted from continuing operations	13	(0.01)	(0.04)	(0.04)
Net loss per ADS attributable to ordinary shareholders-basic from continuing operations	13	(0.77)	(2.30)	(2.64)
Net loss per ADS attributable to ordinary shareholders-diluted from continuing operations	13	(0.77)	(2.30)	(2.64)

Net income/(loss) per share attributable to ordinary shareholders-basic from discontinued operations	13	0.07	(0.09)	—
Net income/(loss) per share attributable to ordinary shareholders-diluted from discontinued operations	13	0.07	(0.09)	—
Net income/(loss) per ADS attributable to ordinary shareholders-basic from discontinued operations	13	4.19	(5.31)	—
Net income/(loss) per ADS attributable to ordinary shareholders-diluted from discontinued operations	13	4.19	(5.31)	—

Comprehensive income/(loss):
Net income/(loss)		18,738	(42,556)	(15,032)
Other comprehensive income/(loss)
Foreign currency translation adjustments		(4,324)	9,082	(627)
Reclassification of exchange differences on translation of operations to consolidated statement of operations		—	(2,727)	—
Total comprehensive income/(loss)		14,414	(36,201)	(15,659)
Less: comprehensive income attributable to noncontrolling interests		—	—	2
Total comprehensive income/(loss) attributable to ordinary shareholders		14,414	(36,201)	(15,661)

The accompanying notes are an integral part of these consolidated financial statements.

51TALK ONLINE EDUCATION GROUP

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT)/EQUITY

For the years ended December 31, 2021, 2022 and 2023

(In thousands, except for share and per share data)

								Accumulated
				Additional			Statutory	Other		Total	Non
		Ordinary Shares		Paid-in	Treasury stock		Surplus	Comprehensive	Accumulated	Shareholders’	controlling	Total
	Notes	Shares	Amount	Capital	Shares	Amount	reserves	Income/(Loss)	Deficit	(Deficit)/Equity	interest	(Deficit)/Equity
			US$	US$		US$	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2020		325,733,064	33	179,674	2,092,500	(3,497)	—	(1,728)	(307,348)	(132,866)	—	(132,866)
											—
Exercise of stock options		4,287,360	—	791	—	—	—	—	—	791	—	791
Settlement of RSU by new issuance		4,243,680	—	—	—	—	—	—	—	—	—	—
Share-based compensation		—	—	4,185	—	—	—	—	—	4,185	—	4,185
Share repurchase program		—	—	—	1,815,450	(3,143)	—	—	—	(3,143)	—	(3,143)
Issuance for acquisition of subsidiaries		3,225,647	—	3,191	—	—	—	—	—	3,191	—	3,191
Net income		—	—	—	—	—	—	—	18,738	18,738	—	18,738
Foreign currency translation adjustment		—	—	—	—	—	—	(4,324)	—	(4,324)	—	(4,324)
Balance as of December 31, 2021		337,489,751	33	187,841	3,907,950	(6,640)	—	(6,052)	(288,610)	(113,428)	—	(113,428)

Exercise of share options		34,995	—	2	—	—	—	—	—	2	—	2
Settlement of RSU by new issuance		291,495	—	—	—	—	—	—	—	—	—	—
Settlement of RSUs or stock options by reissuance of treasury stocks		—	—	(6,640)	(3,907,950)	6,640	—	—	—	—	—	—
Cancelation of shares		(44)	—	—	—	—	—	—	—	—	—	—
Share based compensation		—	—	712	—	—	—	—	—	712	—	712
Net loss		—	—	—	—	—	—	—	(42,556)	(42,556)	—	(42,556)
Disposal of discontinued operations	4	—	—	152,980	—	—	—	—	—	152,980	—	152,980
Reclassification of exchange differences on translation of operations to consolidated statement of operations		—	—	2,727	—	—	—	(2,727)	—	—	—	—
Disposal of VIE		—	—	(215)	—	—	—	—	—	(215)	—	(215)
Foreign currency translation adjustment		—	—	—	—	—	—	9,082	—	9,082	—	9,082
Balance as of December 31, 2022		337,816,197	33	337,407	—	—	—	303	(331,166)	6,577	—	6,577

capital contributions from its investors		—	—	—	—	—	—	—	—	—	147	147
Settlement of RSU by new issuance		5,484,000	1	(1)	—	—	—	—	—	—	—	—
Share based compensation		—	—	910	—	—	—	—	—	910	—	910
Net loss		—	—	—	—	—	—	—	(15,032)	(15,032)	—	(15,032)
Surplus reserves		—	—	—	—	—	1	—	(1)	—	—	—
Foreign currency translation adjustment		—	—	—	—	—	—	(629)	—	(629)	2	(627)
Out of period adjustment		—	—	—	—	—	—	—	(166)	(166)	—	(166)
Balance as of December 31, 2023		343,300,197	34	338,316	—	—	1	(326)	(346,365)	(8,340)	149	(8,191)

The accompanying notes are an integral part of these consolidated financial statements.

51TALK ONLINE EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2021, 2022 and 2023

(In thousands, except for share and per share data)

	For the year ended December 31,
	2021	2022	2023
	US$	US$	US$

Cash flows from operating activities:
Net income/(loss) from operations	18,738	(42,556)	(15,032)
Less: net income/(loss) from discontinuing operations	22,929	(29,712)	—
Net loss from continuing operations	(4,191)	(12,844)	(15,032)
Adjustments to reconcile net loss to net cash (used in)/provided by operating activities of continuing operations:
Share-based compensation expense	219	712	910
Depreciation and amortization	97	103	99
Deferred taxes benefits	52	122	(156)
Credit loss	—	81	173
(Loss)/gain on disposal of property and equipment	28	(82)	—
Changes in operating assets and liabilities
Prepaid expenses and other current assets	560	(1,080)	(3,822)
Operating lease right-of-use assets	860	801	46
Other non-current assets	91	5	(32)
Advances from students	2,856	12,293	12,047
Accrued expenses and other liabilities	(4,554)	2,236	1,868
Operating lease liabilities	(874)	(898)	(103)
Taxes payable	(127)	91	873
Amount due to related parties	—	389	3,688
Net cash (used in)/ provided by operating activities from continuing operations	(4,983)	1,929	559
Net cash used in operating activities from discontinued operations	(100,046)	(47,630)	—
Net cash (used in)/provided by operating activities	(105,029)	(45,701)	559

Cash flows from investing activities :
Purchases of property and equipment	—	(5)	(287)
Purchase of intangible assets	(118)	—	—
Placement of time deposits	(17,553)	(4,872)	(2,094)
Withdrawal of time deposits	23,317	17,614	4,830
Proceeds from disposal of property and equipment	1	106	—
Repayment of investment to China Mainland Business	—	(20,484)	—
Net cash provided by/(used in) investing activities from continuing operations	5,647	(7,641)	2,449
Net cash provided by investing activities from discontinued operations	92,661	10,149	—
Net cash provided by investing activities	98,308	2,508	2,449

Cash flows from financing activities of continuing operations:
Proceeds from exercise of stock options	8	—	—
Funding provided by China Mainland Business	23,567	—	—
Net cash provided by financing activities from continuing operations	23,575	—	—
Net cash (used in)/provided by financing activities from discontinued operations	(25,926)	20,484	—
Net cash (used in)/provided by financing activities	(2,351)	20,484	—

Effect of exchange rate changes on cash and cash equivalents	618	(714)	104
Net (decrease)/increase in cash and cash equivalents	(8,454)	(23,423)	3,112
Cash, restricted cash and cash equivalents at the beginning of the year	50,063	41,609	18,186
Cash, restricted cash and cash equivalents at the end of the year	41,609	18,186	21,298
Less: Cash, restricted cash and cash equivalents of discontinued operations	16,998	—	—
Cash and cash equivalents at the end of the year from continuing operations	24,611	18,186	21,298

Supplemental disclosure of cash flow information from continuing operations
Cash paid for income taxes	84	56	14
Non-cash supplemental investing activities from continuing operations
Right-of-use assets obtained in exchange for operating lease liabilities	151	863	441

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

The disposal of China Mainland Business represents a strategic shift and has a significant impact on the Company’s result of operations. Accordingly, assets, liabilities, results of operations, and cash flows related to China Mainland Business have been reflected in the accompanying consolidated financial statements as discontinued operations for 2021 and 2022 presented. The consolidated balance sheets as of December 31, 2021, consolidated statements of comprehensive income/(loss) and consolidated statements of cash flows for the years ended December 31, 2021 and 2022 have been adjusted to reflect this change (See Note 4).

As of December 31, 2023, the Company’s major subsidiaries are as follows:

			Percentage of
	Place of	Date of	Direct or Indirect
	Incorporation/	Incorporation/	Economic
Company	Establishment	Establishment	Ownership
Subsidiaries
51Talk English International Limited	Hong Kong	October 7, 2014	100%
China Online Innovations Inc.*	Philippines	October 9, 2014	99.999993%
On Demand English Innovations Inc.*	Philippines	January 14, 2016	99.999%
Helloworld Online Education Group	Cayman	July 13, 2018	100%
Helloworld Online Education PTE.LTD	Singapore	December 17, 2021	100%
51Talk Training SDN.BHD	Malaysia	April 5, 2022	100%
Helloworld Online Education Group (HK) Limited	Hong Kong	August 10, 2018	100%
Beijing Helloworld Online Technology Co., Ltd.	PRC	September 3, 2018	100%
Nanjing Helloworld Online Information Technology Co., Ltd	PRC	September 20, 2022	100%
Helloworld Education Online (Thailand) Co., Ltd.	Thailand	November 29, 2022	49%
*

The Company directly holds the 99.999993% and 99.999% shares of China Online Innovations Inc. and On Demand English Innovations Inc. respectively. There is no substantive non-controlling interest for China Online Innovations Inc. and On Demand English Innovations Inc. as of December 31, 2022 and 2023. The non-controlling shareholders are nominee shareholders mainly consisting of local residents to comply with local regulations of the Philippines.

1	Operations and Reorganization (Continued)

aHistory of the Group and Basis of Presentation for the Reorganization

In November 2012, the Founding Shareholders incorporated the Company under the Laws of the Cayman Islands to be an offshore holding company for the Group.

To further optimize the organizational structure of the Group, in October 2014, 51 Talk English International Limited (the ‘‘COE HK Co’’) was incorporated with limited liability in Hong Kong. China Online Innovations Inc. (the ‘‘Philippines Co II’’), which was incorporated by the Company with limited liability in the Philippines to provides teaching service for the Group in accordance with the Group’s instructions. The Company owns 99.999993% of the equity interest of Philippines Co II. In order to comply with local laws, there are seven individual shareholders holding an aggregate of 0.000007% of the equity interest of Philippines Co II. A series of contractual arrangements was entered into among the Company, Philippines Co II and some of these individual shareholders. Under these contractual arrangements, the Company has an exclusive option to purchase all of the equity interests in Philippines Co II held by these individuals and to exercise their rights as shareholders of Philippines Co II.Furthermore, the Group began to enter into employment agreements with office-based tutors and other full-time employees in the Philippines through Philippines Co II.

To further optimize group structure, on January 14, 2016, On Demand English Innovations Inc. (the “Philippines Co III”) was incorporated by the Company with limited liability in the Philippines. The Company owns 99.999% of the equity interest of Philippines Co III. In order to comply with local laws, there are five individual shareholders holding an aggregate of 0.001% of the equity interest of Philippines Co III. A series of contractual arrangements was entered into among the Company, Philippines Co III and individual shareholder. Under these contractual arrangements, the Company has an exclusive option to purchase all of the equity interests in Philippines Co III held by the individual and the power to exercise their rights as shareholders of Philippines Co III. Philippines Co III also entered into employment agreement with the free trial tutors and support staff.

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

In December 2021, Helloworld Online Education PTE.LTD( “Helloworld Singapore”) was incorporated as a wholly-owned subsidiary of the Company to operate the international business in Singapore.

In April 2022, 51Talk Training SDN.BHD was incorporated as a wholly-owned subsidiary of the Company to operate the international business in Malaysia. In September 2022, Nanjing Helloworld Online Information Technology Co., Ltd was incorporated as a wholly-owned subsidiary of the Company to assist the international operations of the Company.

1	Operations and Reorganization (Continued)

In November 2022, Helloworld Education Online (Thailand) Co., Ltd.( “Helloworld Thailand”) was incorporated as a subsidiary of Helloworld Singapore to operate the international business in Thailand. In order to comply with the local laws, Helloworld Singapore, Ms. Suphaphon Thapmichai and Mr. Chularak Aramruansakul hold 49%, 26% and 25% of the equity interest in Helloworld Thailand, respectively. The Company, through Helloworld Singapore, hold 90.6% of the voting power of Helloworld Thailand, and consolidated Helloworld Thailand as required by Accounting Standards Codification (“ASC”) 810 Consolidation.

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

1Operations and Reorganization (Continued)

The following table sets forth the results of operations and changes in cash and cash equivalents of the VIEs and VIEs’ subsidiaries, which were included in the Group’s consolidated statements of comprehensive income/(loss) and consolidated statements of cash flows after the elimination of intercompany balances and transactions among the parent company, its subsidiaries and its VIEs:

	For the year ended December 31,
	2021	2022	2023
	US$	US$	US$
Third-party costs and expenses	(1,178)	(287)	—
Total costs and expenses	(1,178)	(287)	—
Loss from operations	(1,178)	(287)	—
Other income, net	1	3	—
Net loss from continuing operations	(1,177)	(284)	—
Net income/(loss) from discontinued operations	35,792	(83,653)	—
Net income/(loss)	34,615	(83,937)	—

	For the year ended December 31,
	2021	2022	2023
	US$	US$	US$
Net cash provided by/(used in) operating activities with external parties	58,654	(25,160)	—
Net cash used in operating activities with intra-Group entities	(137,822)	(9,308)	—
Net cash used in operating activities operations	(79,168)	(34,468)	—

Net cash provided by investing activities with external parties	87,905	21,515	—
Net cash used in investing activities with intra-Group entities	(22,776)	(603)	—
Net cash provided by investing activities	65,129	20,912	—

Net cash provided by /(used in) financing activities with intra-Group entities	521	(259)	—
Net cash provided by/(used in) financing activities	521	(259)	—

cLiquidity

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Group incurred net losses of US$4,191 and US$12,844 from continuing operations for the years ended December 31, 2021 and 2022, respectively. The Group incurred net losses of US$15,032 for the year ended December 31, 2023. Accumulated deficits were US$331,166 and US$346,365 as of December 31, 2022 and 2023, respectively. The net current assets were US$6,057 as of December 31, 2022 and the net current liabilities were US$9,347 as of December 31, 2023, respectively. The operating cash outflows from continuing operations were US$4,983 for the year ended December 31, 2021, the operating cash inflows from continuing operations were US$1,929 and US$559 for the years ended December 31, 2022 and 2023, respectively. The Company assesses its liquidity by its ability to generate cash from operating activities to fund its operations, attract investors and borrow funds on favorable economic terms.

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

From June 30, 2022, the Company’s continuous operation focuses on expanding international business. The Company has deployed the resources to expand its international business that primarily comprises one-on-one English lessons taught by international tutors in countries and regions outside of the China mainland. The Company achieved the fast business development in the international business. The Company’s international business covered several countries and regions outside of the China mainland, such as Hong Kong, Malaysia and Thailand.

At the same time, positive net operating cash flow have been achieved through effective control over selling and marketing expenditures and personnel expenses while maintaining sustainable growth in cash revenue. The management has implemented strict control over the headcount for all the department, especially for general and administration department and research and development department.

Net revenues for the 2023 were US$27,111, compared with net revenues generated by continuing operations of US$15,048 and US$788 for the 2022 and 2021. Gross profit for the 2023 were US$20,789, compared with gross profit generated by continuing operations of US$11,854 and US$658 for the 2022 and 2021.

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

The Group has reclassified certain comparative amounts in the consolidated statements of comprehensive income/(loss) for the year ended December 31, 2021 to conform to the current year’s presentation. The results of discontinued operations for the year ended December 31, 2021 has been reflected separately in the consolidated statement of comprehensive income/(loss) as a single line item in accordance with U.S. GAAP. Cash flows from discontinued operations of the three categories for the years ended December 31, 2021 were separately presented in the consolidated statements of cash flows in accordance with U.S. GAAP.

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

The change in reporting currency resulted in cumulative foreign currency translation adjustment to the Group’s comprehensive loss amounted to, a loss of US$4,324, a gain of US$9,082 for the years ended December 31, 2021, 2022, respectively.

In December 2022, the Company changed the ratio of American depositary shares (“ADSs”) to Class A ordinary shares (the “ADS Ratio”) from one ADS representing fifteen Class A ordinary shares to one ADS representing sixty Class A ordinary shares. The net income/(loss) per ADS attributable to ordinary shareholders presented in the consolidated comprehensive income/(loss) and Note 13 for the year ended December 31, 2021 have been re-casted retrospectively.

d	Noncontrolling interests

For the Company’s non-wholly owned subsidiaries, a noncontrolling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Company. Net comprehensive income attributable to noncontrolling interests is included in net comprehensive income attributable to noncontrolling interests in the consolidated comprehensive income statements, while it is excluded from the consolidated statements of changes in shareholders’ deficit. The cumulative results of operations attributable to noncontrolling interests are also recorded as noncontrolling interests on the Company’s consolidated balance sheets.

2Significant Accounting Policies (Continued)

eUse of estimates

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

f	Discontinued operation

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

g	Functional currency and foreign currency translation

Effective January 1, 2022, the Company elected to change its reporting currency from RMB to USD. The functional currency of the Company and its international subsidiaries incorporated in the Cayman Islands, Hong Kong and Singapore is United States dollars (‘‘US$’’), the functional currency of the Philippines entities is Peso (‘‘PHP’’), the functional currency of the Thailand entity is Thai Baht (‘‘THB’) and the functional currency of the Malaysia entity is Ringgit (‘‘MYR’’). The functional currency of the PRC entities in the Group is RMB.

In the consolidated financial statements, the financial information of the Company’s entities located in the PRC, Philippine, Malaysia and Thailand has been translated into USD. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the reporting period. Translation adjustments are reported as foreign currency translation adjustments, and are shown as a component of other comprehensive income/(loss) in the consolidated statements of comprehensive income/(loss).

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

h	Fair value measurements

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

2	Significant Accounting Policies (Continued)

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

iCash and cash equivalents

The Group considers all highly liquid investments, which are unrestricted as to withdrawal or use, with original maturities less than three months as cash and cash equivalents.

jTime deposits

Time deposits in the current assets represent demand deposits placed with banks with original maturities of less than one year. Interest earned is recorded as interest income in the consolidated statements of comprehensive income/(loss) during the periods.

k	Expected credit losses

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

For the year ended December 31, 2022 and 2023, the Group recognized US$81 and US$173 impairment losses of prepaid expenses and other current assets.

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

No impairment of long-lived asset was recognized for the years ended December 31, 2021, 2022 and 2023.

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

Students purchase the services by subscribing to prepaid credit packages directly from the Group. Tuition is generally paid in advance and is initially recorded as advances from students. Because the validity period of prepaid credit packages is typically from 2 months to 28 months, payment by customers could occur significantly before performance. However, the timing of the transfer of related services is at the discretion of the customers. Therefore, the Group does not recognize any financing component in the determination of revenue from the sale of prepaid credit packages. The Group determines the transaction price to be earned by estimating the refund liability based on historical refund ratio, and allocates the service fee excluding the estimate for refund liability to each performance obligation using the relative stand-alone selling price. The Group determines the stand-alone selling prices using an expected cost plus margin methodology. Revenue from both the private course service and public course service are recognized proportionately as the online classes are delivered, as the Group concluded that the delivery of each online class represents a faithful depiction of when the services are provided to the students.

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

2	Significant Accounting Policies (Continued)

The Group allows refund of fees corresponding to any remaining undelivered services when customers withdraw contracts with the Group within a certain period after the purchase. Refunds are recorded as reductions of the advances from students and true up adjustments were made on the recognized revenue of the contracts.

The following table presents the Group’s revenues disaggregated by location of students:

	For the year ended,	For the year ended,	For the year ended,
	December 31, 2021	December 31, 2022	December 31, 2023
	US$	US$	US$
	Total	Total	Total
Revenues from Asia-Pacific region	621	14,065	25,228
Revenues from other areas	167	983	1,883
Total revenues	788	15,048	27,111

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

As of December 31, 2023, the balance of capitalized costs of obtaining contracts with customers was US$2,517. For the years ended December 31, 2021, 2022 and 2023, the Group recognized amortization of nil, US$1,590 and US$2,710 respectively as “Sales and marketing expenses” in its consolidated statements of comprehensive income/(loss).

The Group recognizes an impairment loss in profit or loss to the extent that the carrying amount of a contract cost asset exceeds: a. the amount of consideration that the Group has received but not yet recognized as revenue, less b. the costs that relate directly to providing those goods or services and that have not been recognized as expenses. The recoverability of contract cost assets depends on whether the Group can continue to provide lessons delivered by international tutors, the refund level subsequent to December 31, 2023 and whether any related considerations would be forfeited. The Group offered refunds of course fees subject to timing and other conditions in accordance with the Group’s refund policies. The number of refund requests that the Group receives and the amount of refunds could be affected by a number of factors, many of which are beyond the Group’s control. No impairment of contract cost assets for the continuing operations was recognized for the years ended December 31, 2021, 2022 and 2023.

Contract liability

Contract liability is related to the payments received by the Group in advance from customers representing the Group’s obligations to provide services to customers. The Group generally receives contract payments in advance and records the consideration as advances from customers. Given that the Group permits refund of fees corresponding to undelivered service within a certain period of time after subscription when customers withdraw contracts with the Group, contract liability does not include the amounts that may be refunded in the future if customers withdraw for any remaining undelivered lessons. The refund liability was estimated based on the historical refund data and the length of remaining period customers are eligible for refund for each contract at the end of each reporting period.

	As of
	December 31, 2021	December 31, 2022	December 31, 2023
	US$	US$	US$
Contract liability	2,770	15,025	26,917
Refund liability	45	121	284
Deposits from students	59	21	13
Advances from students	2,874	15,167	27,214

2	Significant Accounting Policies (Continued)

The additions to the contract liability balance were primarily due to cash collections received in advance of gaining performance obligations, while the reductions to the contract liability balance were primarily due to the recognition of revenues upon fulfillment of performance obligations, as well as refund of fees corresponding to any remaining undelivered services when customers withdraw contracts with the Group within certain period after the purchase, all of which were in the ordinary course of business. US$12,838 of revenues recognized in year ended December 31, 2023 was included in the contract liability balance as of January 1, 2023. No revenue was recognized in the year ended December 31, 2023 from performance obligations satisfied (or partially satisfied) in previous periods.

As of December 31, 2023, the aggregate amount of transaction price allocated to unsatisfied performance obligations is US$26,917. These revenues will be recognized at the discretion of customers. The Group expects to recognize substantially all of this balance as revenue within the operating cycle, and the remainder thereafter.

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

Sales and marketing expenses consist primarily of marketing and promotional expenses, salaries and benefits expenses related to the Group’s sales and marketing personnel and office rental, depreciation and other expenses related to the Group’s sales and marketing team. The Group capitalizes incremental cost to obtain contracts with customers, including sales commissions to sales personnel and distribution agents, as well as incentive for customers who provide referral services to the Group. Amortization of related contract cost assets is recognized as sales and marketing expenses. Advertising expenses consist primarily of costs for the promotion of corporate image and product marketing. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended December 31, 2021, 2022 and 2023, the advertising expenses were US$772, US$5,101 and US$8,670, respectively.

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

Rental expenses incurred were US$263, US$699 and US$898 for the years ended December 31, 2021, 2022 and 2023, respectively.

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

Share-based compensation expenses were allocated to operating expenses as follows:

	For the year ended December 31,
	2021	2022	2023
	US$	US$	US$
Sales and marketing expenses	(106)	(17)	(149)
Product development expenses	4	(149)	(179)
General and administrative expenses	(117)	(546)	(582)
Total	(219)	(712)	(910)

s	Employee benefits

PRC Contribution Plan

Full-time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiary and consolidated VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefit expenses of continuing operations, which were expensed as incurred, were approximately US$120, US$779 and US$1,492 for the years ended December 31, 2021, 2022, and 2023, respectively.

Philippine Contribution Plan and Employee Benefit Plan

The Company’s subsidiaries in the Philippines participate in government mandated, multiemployer, defined contribution plans, including Social Security System (‘‘SSS Benefits’’), Home Development Mutual Fund (‘‘Pag-IBIG Fund’’) and Philippine Health Insurance Corporation (‘‘Phil-Health’’). Pursuance to these plans certain retirement, medical and housing benefits are provided to full-time employees. Obligations for contributions to these defined contribution plans are recognized as expenses in the consolidated statements of comprehensive income/(loss) as incurred. The total amounts for such employee benefits were US$65, US$83 and US$90 for the years ended December 31, 2021, 2022 and 2023, respectively.

2	Significant Accounting Policies (Continued)

Philippines also participate in a defined benefits plan, which was unfunded as of December 31, 2023 The liability recognized in the consolidated balance sheets in respect of defined benefit plan is the present value of the defined benefit obligation at the end of the reporting period. Changes in the present value of the defined benefit obligation are included in operating expenses in the consolidated statements of comprehensive income/(loss). The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The total liabilities for such employee benefits were US$156 and US$176 as of December 31, 2022 and 2023, respectively.

Malaysia Contribution Plan

The employees of the Company’s subsidiaries in Malaysia are entitled to the government mandated defined contribution plan, including social security, employee provident fund, employment insurance, and human resource development fund, as required by labor laws in Malaysia. Obligations for contributions to these defined contribution plans are recognized as expenses in the consolidated statements of comprehensive income/(loss) as incurred. The total amounts for such employee benefits were nil, US$25 and US$265 for the years ended December 31, 2021, 2022 and 2023, respectively.

Thailand Contribution Plan

The employees of the Company’s subsidiaries in Thailand are entitled to the government mandated defined contribution plan, the social security fund, as required by labor laws in Thailand. Obligations for contributions to these defined contribution plans are recognized as expenses in the consolidated statements of comprehensive income/(loss) as incurred. The total amounts for such employee benefits were nil, nil and US$10 for the years ended December 31, 2021, 2022 and 2023, respectively.

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

2	Significant Accounting Policies (Continued)
v	Income/(loss) per share

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

Basic net income/(loss) per share is computed using the weighted average number of ordinary shares outstanding during the year. Options and unvested restricted share units are not considered outstanding in computation of basic earnings per share. Diluted net income/(loss) per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during year under treasury stock method. Potential ordinary shares include options to purchase ordinary shares and unvested restricted share units, unless they were anti-dilutive. The computation of diluted net income/(loss) per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in income/(loss) per share amounts) on net income/(loss) per share.

w	Comprehensive income/(loss)

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

x	Segment reporting

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

y	Statutory reserves

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

Pursuant to the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiary that is a foreign investment enterprise in China have to make appropriations from its after-tax profit (as determined under PRC GAAP) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective companies’ discretion. As of December 31, 2023, no appropriations to enterprise expansion fund and staff welfare and bonus fund have been made by the Group. As of December 31, 2023, the Group has made US$1 statutory surplus reserves.

2	Significant Accounting Policies (Continued)

z Recently issued accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures,” which will add required disclosures of significant expenses for each reportable segment, as well as certain other disclosures to help investors understand how the chief operating decision maker (“CODM”) evaluates segment expenses and operating results. The new standard will also allow disclosure of multiple measures of segment profitability, if those measures are used to allocate resources and assess performance. The amendments will be effective for public companies for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group does not expect the adoption of this guidance to have a material impact on the consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures,” which requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. The standard will be effective for public companies for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group does not expect the adoption of this guidance to have a material impact on the consolidated financial statements.

3	Risks and Concentration
a	Credit risk

Financial instruments that potentially subject the Group to concentration of credit risk consist primarily of cash and cash equivalents and time deposits. The Group limits its exposure to credit loss by depositing its cash and cash equivalents and time deposits with financial institutions in the PRC, Hong Kong, Philippines, Singapore, Malaysia, Thailand and the United States, which are among the largest and most reputable banks with high ratings from internationally-recognized rating agencies, which management believes are of high credit quality. The Group periodically reviews these institutions’ reputations, track records and reported reserves.

As of December 31, 2022 and 2023, the Group had US$4,296 and US$9,619 in cash and cash equivalents, US$4,872 and US$2,091 in time deposits with large banks in Singapore, respectively. Singapore has the official Singapore Deposit Insurance Corporation (SDIC) to protect the deposits in the licensed banks, up to a limit of SGD100. In addition, the Group believes that the risk of failure of the Singapore bank is remote.

As of December 31, 2022 and 2023, the Group had US$5,136 and US$6,290 in cash and cash equivalents with large banks in Hong Kong, respectively. Hong Kong has an official Deposit Protection Scheme (DPS), similar to the Federal Deposit Insurance Corporation (FDIC) in the United States. Deposits in the licensed banks are protected by DPS, up to a limit of HKD500. In addition, the Group believes that the risk of failure of the Hong Kong bank is remote.

b	Major customers and supplying channels

There were no customers whose revenues individually represent greater than 10% of the total revenues of the Group for the years ended December 31, 2021, 2022 and 2023.

Also there were no distribution channels that individually represent greater than 10% of the total revenues of the Group for the years ended December 31, 2021, 2022 and 2023.

c	Concentration of foreign currency risks

For the year ended December 31, 2021, the majority of the Group’s revenues derived were in RMB. As the Group began to focus on international business and divesting the China Mainland Business from 2022, the majority of the Group’s revenues derived were in USD. What’s more, effective January 1, 2022, the Company chooses to change its reporting currency from RMB to USD. The financial statements of these subsidiaries which operates in China and Philippine are translated into U.S. dollars using period-end rates of exchange for assets and liabilities, historical rates of exchange for equity, and average rates of exchange for revenue and expenses. Translation gains (losses) are recorded in accumulated other comprehensive income/(loss) as a component of stockholders’ equity.

3	Risks and Concentration (Continued)

Unrealized foreign exchange gains and losses due to re-measurement of monetary assets and liabilities denominated in non-functional currencies as well as realized foreign exchange gains and losses on foreign exchange transactions are recorded in other income (expense), net in the consolidated statements of operations.

d	Foreign currency exchange rate risks

From 2022, most of the Group’s revenues generated from the international business and denominated in USD. However, as the request of service fee payments to all of the Philippine tutors, a significant portion of the costs are incurred in Philippine Pesos. The Philippines continues to experience inflation, currency declines and shortages of foreign exchange. The Group also has a portion of operating expenses denominated in RMB. The value of RMB against the U.S. dollar may fluctuate significantly and unpredictably. The fluctuations of the RMB against the US$ was approximately 2.3% depreciation, 9.2% appreciation and 1.7% appreciation in 2021, 2022 and 2023, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future. The Group is exposed to the risk of cost increases due to inflation in the Philippines and the appreciation of Renminbi. The Group does not currently engage in any transactions as a hedge against risk of loss due to foreign currency fluctuations.

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

The Company participated significantly in the design or redesign of the China Mainland Business and the China Mainland Business is designed so that substantially all of its activities either involve or are conducted on behalf of the Company. The Company provided more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the China Mainland Business based on an analysis of the fair values of the interests in the China Mainland Business. The China Mainland Business would be deemed to be a VIE considering there is insufficient equity investment at risk and the equity at risk, if any, lacks the right to receive the expected residual returns with the existence of the Warrant. For primary beneficiary identification, the Company has variable return but does not have power over the Mainland China Business. And Mr. Jack Jiajia Huang, as the only ultimate shareholder of the Mainland China Business, meets both the power and losses/benefits criterion, he is deemed to be the primary beneficiary of the Mainland China Business. Therefore, upon completion of the divestiture on June 30, 2022, the Company lost its control over the Mainland China Business. Accordingly, the Company deconsolidated the China Mainland Business financial statements, effective since June 30, 2022, referred to as the “China Mainland Business Deconsolidation”.

The divestiture represented a strategic shift that had a major effect on the Group’s operations and financial results and was accounted for as discontinued operations. The Group has classified the historical financial results of China Mainland business as discontinued operations in the Group’s consolidated statements of comprehensive income/(loss) for all periods presented. Additionally, the related assets and liabilities associated with discontinued operations in the prior year consolidated balance sheet were classified as assets/liabilities held for sale to provide the comparable financial information. As a result of the China Mainland Business Deconsolidation, the Company reevaluated its operating segments (Note 17). In connection with the China Mainland Business Deconsolidation, the Company recorded a gain on deconsolidation of $152,980 which is included in additional paid in capital, net of tax of nil, in the consolidated balance sheets, as the transaction with shareholder of the Group.

Upon completion of the transaction, the Company’s ownership interest in the China Mainland Business from 100% as of December 31, 2021 decreased to nil. Accordingly, assets, liabilities, revenues and expenses and cash flows related to the China Mainland Business have been reclassified in the consolidated financial statements as discontinued operations for all periods presented.

4	Discontinued operation (Continued)

The condensed cash flows of China Mainland Business were as follows for the year ended December 31, 2021 and for the period from January 1, 2022 through June 30, 2022, the date immediately preceding the China Mainland Business Deconsolidation, are included in the consolidated statements of cash flows of the Company as cash flow from discontinued operations:

	For the year ended	For the period from January 1, 2022
	2021	through June 30,2022
	US$	US$
Net cash used in operating activities	(100,046)	(47,630)
Net cash provided by investing activities	92,661	10,149
Net cash (used in)/provided by financing activities	(25,926)	20,484

China Mainland Business results of operations for the period from January 1, 2022 through June 30, 2022, the date immediately preceding the China Mainland Business Deconsolidation, and for the year ended December 31, 2021, shown in the table below, are included in the consolidated comprehensive income/(loss) as “net income/(loss) from the discontinued operations, net of income taxes” for those respective periods, after intercompany eliminations, as applicable.

	For the year ended	For the period from January 1, 2022
	2021	through June 30, 2022
	US$	US$
Major classes of line items constituting pretax profit of discontinued operations
Net revenues	337,029	14,910
Cost of revenues	(86,241)	(20,476)
Gross profit/(loss)	250,788	(5,566)
Operating expenses:
Sales and marketing expenses	(161,148)	(8,225)
Product development expenses	(27,514)	(1,839)
General and administrative expenses	(48,506)	(13,804)
Goodwill and intangibles impairment	(4,976)	—
Total operating expenses	(242,144)	(23,868)
Other income	3,586	460
Income/(loss) from discontinued operations	12,230	(28,974)
Other income, net	3,405	1,107
Income/(loss) before income tax	15,635	(27,867)
Income tax benefits/(expenses)	7,294	(1,845)
Net income/(loss) from discontinued operations, net of income tax	22,929	(29,712)

5	Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2022	2023
	US$	US$
Costs to obtain contracts with customers	1,457	2,517
Prepaid advertising expenses	172	973
Deposit in third-party payment channel	278	652
Loan to the distributor	—	530
Cost to collect tuition fee from third-party payment channel	302	462
Prepaid rental and other deposits	138	385
Prepaid taxes	280	125
Prepaid Directors & Officers insurance	120	91
Prepaid professional service fees	164	89
Others*	598	570
Total	3,509	6,394

*The balance as of December 31, 2022 includes US$445 receivable from employees of China Mainland Business and the Group received US$445 from China Mainland Business to transfer the creditor’s rights with employees to China Mainland Business in March 2023.

6	Property and equipment, net

Property and equipment consist of the following:

	As of December 31,
	2022	2023
	US$	US$
Computers and equipment	1,235	1,327
Furniture and fixtures	7	58
Leasehold improvement	1	20
Total	1,243	1,405
Less: Accumulated depreciation	(1,218)	(1,267)
Property and equipment, net	25	138

For the years ended December 31, 2021, 2022 and 2023, depreciation expenses amounted to US$92, US$91 and US$86, respectively.

7	Intangible assets, net

The following table summarizes the Group’s intangible assets, net:

	As of December 31,
	2022	2023
	US$	US$
Copyright for teaching materials	120	120
Computer software	5	5
Total	125	125
Less: Accumulated amortization	(21)	(33)
Intangible assets, net	104	92

For the years ended December 31, 2021, 2022 and 2023, amortization expenses amounted toUS$5, US$12 and US$13 respectively. For the years ended December 31, 2021, 2022 and 2023, there is no intangibles impairment to be recognized.

7Intangible assets, net (Continued)

As of December 31, 2023, amortization expense of intangible assets for future years is expected to be as follows:

Amortization
Expense
US$
2024	12
2025	12
2026	12
2027	12
2028 and thereafter	44
92

8	Operating Leases

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

The components of lease expense for the years ended December 31, 2021, 2022 and 2023 were as follows:

	For the year ended
	December 31, 2021	December 31, 2022	December 31, 2023
	US$	US$	US$
Operating lease cost	263	662	637
Lease cost for leases with terms less than one year	—	37	261
Total lease cost	263	699	898

For the year ended December 31, 2021, 2022 and 2023, there is no variable lease cost and sublease income recognized in the consolidated financial statements of the Group.

Maturities of lease liabilities were as follows:

As of December 31,
2023
US$
2024	644
2025	44
2026	—
2027	—
2028 and thereafter	—
Total undiscounted lease payments	688
Less: imputed interest	(57)
Total lease liabilities	631

8Operating Leases (Continued)

The following table provides a summary of the Group’s lease terms and discount rates as of December 31, 2022 and 2023:

	As of December 31,	As of December 31,
	2022	2023
Weighted average remaining lease term(years)	1.59	1.00

Weighted average discount rate(percentage)	4.75%	4.75%

Supplemental information related to the Group’s operating leases for the years ended December 31, 2021, 2022 and 2023 are as follows:

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2021	2022	2023
Cash paid for operating leases	1,424	466	865
Right-of-use assets obtained in exchange for operating lease liabilities	151	863	441

9	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2022	2023
	US$	US$
Salaries, welfare and outsourcing fee payable	1,916	2,460
Accrued advertising and other expenses	1,596	1,522
Provision for interests and penalties of taxes	—	1,163
Accrued professional service fees	613	642
Accrued rental and property management fees	71	148
Accrued staff reimbursements	49	55
Others	96	199
Total	4,341	6,189

10	Taxation

aIncome taxes

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

10Taxation (Continued)

Malaysia

The Company’s subsidiary, 51Talk Training SDN.BHD, is established in Malaysia and its income is subject to Malaysia tax laws. The income tax rate is 15% for the first MYR150 taxable income, 17% on the next MYR450, and 24% thereafter.

Thailand

The Company’s subsidiary, Helloworld Education Online (Thailand) Co., Ltd, is established in Thailand and its income is subject to Thailand tax laws. The income tax rate is 20% on taxable profits.

Philippines

Entities incorporated in Philippines are subject to enterprise income tax in the Philippines at a rate of 25%. As of December 31, 2022 and 2023, the Company’s subsidiaries in Philippines had an accumulated profit. Philippines Co II has been registered with the Philippine Economic Zone Authority, or PEZA, as an Eco zone IT Enterprise since December 19, 2014. As such, it is entitled to an income tax holiday, or 100% exemption from corporate income tax, for four years from its PEZA registration, the tax and duty free importation of raw materials, capital equipment, machineries and spare parts, VAT zero-rating for local purchases of goods and services, and exemption from payment of local government imposts, fees, licenses, and taxes, and exemption from expanded withholding tax under Philippines tax law. In February 2022, Philippine Co II left the PEZA offices in Alpha and Bacolod and the tax holiday ended.

Payments of dividends by Philippines Co II and Philippines Co III are subject to withholding tax in the Philippines at the rate of 25%. As of December 31, 2021, 2022 and 2023, the Group did not record any withholding tax on the retained earnings of its subsidiaries in the Philippines, as the impact was immaterial as of December 31, 2021, 2022 and 2023.

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

10Taxation (Continued)

As of December 31, 2021, 2022 and 2023, the Company did not record any withholding tax on the retained earnings of its subsidiary as they were still in accumulated deficit positions.

	For the year ended December 31,
	2021			2022			2023
	International	PRC		International	PRC		International	PRC
	entities	entities	Total	entities	entities	Total	entities	entities	Total
	US$	US$	US$	US$	US$	US$	US$	US$	US$
Income/(loss) before income tax expenses	(1,826)	(2,265)	(4,091)	(14,358)	1,574	(12,784)	(16,367)	1,453	(14,914)
Current income tax expenses	48	—	48	50	—	50	281	—	281
Deferred income tax expenses/(benefits)	52	—	52	10	—	10	(163)	—	(163)
Income tax expenses	100	—	100	60	—	60	118	—	118

Reconciliation of the differences between statutory tax rate and the effective tax rate:

Reconciliation of the differences between the PRC statutory tax rate of 25% and the Group’s effective tax rate is as follows:

	As of December 31,
	2021	2022	2023
PRC statutory tax rate	25%	25%	25%
Effect on tax rates in different tax jurisdiction	(2.68)%	(15.40)%	(10.97)%
Effect on tax holiday	(0.01)%	0.00%	(0.00)%
Impact of preferential tax rates	—%	—%	0.16%
Changes in valuation allowance	(17.26)%	(5.69)%	(12.39)%
Permanent book-tax differences—non-deductible expenses	(7.49)%	(4.38)%	(1.91)%
Prior true - ups adjustment	—%	—%	0.55%
Change in unrecognized tax benefits	—%	—%	(1.23)%
Effective tax rate	(2.44)%	(0.47)%	(0.79)%

b	Deferred Tax Assets and Liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. Significant components of the Group’s deferred tax assets are as follows:

	As of December 31,
	2022	2023
	US$	US$
Deferred tax assets
Tax loss carryforwards	4,763	5,197
Defined benefits liabilities	24	8
Accruals and other liabilities	2	40
Share-based compensation	(39)	(4)
Unrealized foreign exchange loss	—	38
Less: Valuation allowance	(4,361)	(4,578)
Total deferred tax assets, net	389	701

Deferred tax liabilities
Unrealized foreign exchange gain	(109)	—
Contract costs related assets	(364)	(629)
Total deferred tax liabilities	(473)	(629)
Net deferred tax (liabilities)/assets	(84)	72

10Taxation (Continued)

US$1,368, US$2,763, US$1,249 and US$22,858 of the tax loss carryforwards will expire in the years ended December 31, 2024, 2025, 2026 and 2028 and thereafter, respectively.

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

Movement of Valuation Allowance

The following table shows the movement of valuation allowance for the periods presented:

	For the year ended December 31,
	2021	2022	2023
	US$	US$	US$
Balance at beginning of the year	—	(3,633)	(4,361)
Provision	(3,633)	(1,259)	(2,397)
Current period reversal	—	531	619
Prior true- ups adjustment	—	—	1,561
Balance at end of the year	(3,633)	(4,361)	(4,578)

cUncertain Tax Positions

The total amount of gross unrecognized tax benefits was nil and US$285 as of December 31, 2022 and 2023, respectively, of which nil and US$285, if recognized, would affect the Group’s effective tax rate, respectively. The Group recognized uncertain tax benefits in income taxes payable on the consolidated balance sheet. For the years ended December 31, 2022 and 2023, the Group recognized interests of nil and US$1 and penalties of nil and US$200 related to unrecognized tax benefits in other expenses in the consolidated statement of comprehensive income/(loss). As of December 31, 2022 and 2023, the Group recognized interests and penalties of nil and US$201 in accrued expenses and other current liabilities on the consolidated balance sheet. The Group is unable to estimate what this change of uncertain tax benefits will be in the next 12 months.

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits:

US$
Unrecognized tax benefits on Jan 1, 2023	—
Gross increases—tax position in prior period	100
Gross increases—tax position in current period	185
Unrecognized tax benefits on Dec 31, 2023	285

Tax returns of the Company’s major subsidiaries in PRC, Hong Kong, Singapore, Malaysia, Thailand and Philippines remain subject to examination by relevant tax authorities for five years, six years, five years, seven years, five years and three years, respectively, from the date of filing.

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

As of December 31, 2022 and 2023, 1,500,000,000 ordinary shares have been authorized, including (i) 1,000,000,000 Class A ordinary shares of a par value of US$0.0001 each, (ii) 350,000,000 Class B ordinary shares of a par value of US$0.0001 each and (iii) 150,000,000 shares of a par value of US$0.0001 each of such class or classes however designated by the Board of Directors.

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

As of December 31, 2023, 343,300,197 ordinary shares have been issued, of which 239,693,217 were Class A ordinary shares and 103,606,980 were Class B ordinary shares. 343,300,197 ordinary shares are outstanding, of which 239,693,217 were Class A ordinary shares and 103,606,980 were Class B ordinary shares. The movement of Class A ordinary shares for the year ended 2023 includes settlement of RSU by new issuance of 5,484,000 shares. The Class B ordinary shares hadn’t changed for the year ended 2023.

12	Share-based Compensation

The Company adopted 2013 Employee Stock Option Plan (the “2013 Plan”), 2014 Employee Stock Option Plan (the “2014 Plan”, collectively the “Pre-IPO Plans”). In May 2016, the Company adopted the 2016 Share Incentive Plan (“2016 Plan”). The Pre-IPO Plans and 2016 Plan allow the plan administrator to grant stock options, share appreciation rights, dividend equivalent right, restricted share units and restricted shares to employees, directors and consultants of the Company and its affiliates, up to a maximum of 36,229,922 and 4,600,000 Class A ordinary shares, respectively, plus an annual increase of 1.5% of the total outstanding share capital as of December 31 of the immediately preceding calendar year on the first day of each fiscal year, beginning in 2017, or such lesser number of Class A ordinary shares as determined by the board of directors of the Company. If an award under the Pre-IPO Plans terminates, expires or lapses, or is cancelled for any reason, ordinary shares subject to the award become available for the grant of a new award under the 2016 Plan. As of December 31, 2023, after consideration of adjustments for the annual increase and other changes, a total of 18,309,791 Class A ordinary shares are available under the plans.

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

The Company granted restricted share units (“RSUs”) under the 2016 Plan. Most of RSUs vest over a period of two-year or four-year requisite service period. And granted RSUs generally follow one of the four vesting schedules (“Schedule D”, “Schedule E”, “Schedule F”, “Schedule G”, “Schedule H”, “Schedule I”, “Schedule J”) below:

●	Schedule D: one half (½) of which vest upon the second anniversary of the date of vesting commencement date and 25% of the options vest at the third and fourth anniversary respectively
●	Schedule E: 6.25% of the RSUs vest at each of the sixteen quarters after vesting commencement date;

12	Share-based Compensation (Continued)
●	Schedule F: 25% of the RSUs vest at each of the four anniversaries;
●	Schedule G: 50% of the RSUs vest at each of the two anniversaries;
●	Schedule H: 25% of the RSUs vest at each half year of the two anniversaries;
●	Schedule I: 33.33% of the RSUs vest at each of the three anniversaries;
●	Schedule J: 50% of the RSUs vest at each half year of the one anniversaries;

For the years ended December 31, 2021, 2022 and 2023, total share-based compensation expenses recognized were US$219, US$712 and US$910, respectively. As of December 31, 2023, the unrecognized compensation cost was US$1,384. These amounts are expected to be recognized over a weighted average period of 2.04 years.

Stock options

The Group uses the Binomial option pricing model to estimate the fair value of stock options. The assumptions used to value the Company’s option grants were as follows:

For the year ended December 31,
	2021	2022	2023
Stock options:
Contractual term (in years)	10.00-10.00	—	—
Expected volatility	57.7%-59.4%	—	—
Exercise multiple	2.2-2.8	—	—
Expected dividend yield	—	—	—
Risk-free interest rate (per annum)	1.45%-1.87%	—	—
Expected forfeiture rate (post-vesting)	—	—	—

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

12Share-based Compensation (Continued)

The following table sets forth the summary of option activities under the Company’s 2013 Plan and 2014 Plan:

			Weighted
		Weighted	Average
		Average	Remaining		Weighted Average
	Options	Exercise	Contractual	Aggregate Intrinsic	Grant Date Fair
	Outstanding	Price	Life	Value	Value
		US$	(In years)	US$	US$
December 31, 2021	11,248,155	0.1540	3.77	(824)	0.4158
Granted	—	—	—	—	—
Exercised	(34,995)	0.0500	—	—	0.3066
Expired	—	—	—	—	—
Forfeited or cancelled	(835,760)	0.4131	—	—	0.6153
December 31, 2022	10,377,400	0.1334	2.71	(295)	0.4001
Granted	—	—	—	—	—
Exercised	—	—	—	—	—
Expired	—	—	—	—	—
Forfeited or cancelled	(1,175,325)	0.3330	—	—	0.5122
December 31, 2023	9,202,075	0.1080	2.45	(238)	0.3858
Vested and expected to vest as of December 31, 2023	9,198,908	0.1168	0.84	(157)	0.3994
Exercisable as of December 31, 2023	9,112,018	0.1118	0.78	(201)	0.3940

The aggregate intrinsic value is calculated as the difference between the estimated fair value of the underlying stock at each reporting date and the exercise price of the underlying awards.

RSUs

The following table sets forth the summary of the restricted share units’ activities in 2022 and 2023:

	Number of	Weighted Average
	RSUs	Grant Date Fair Value
		US$
December 31, 2021	2,880,065	0.86
Granted	11,042,990	0.08
Vested	(4,199,445)	0.37
Forfeited	(2,118,691)	0.34
December 31, 2022	7,604,919	0.14
Granted	9,188,420	0.14
Vested	(5,484,000)	0.14
Forfeited	(91,486)	0.11
December 31, 2023	11,217,853	0.14

13	Net income/(loss) per share

Basic net income/(loss) per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted earnings per share (‘‘EPS’’) is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the treasury stock method.

For the year ended December 31, 2021, as the Company is in a net loss position for the continuing operations, the potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share. For the year ended December 31, 2021, stock options to purchase ordinary shares and restricted share units that were anti-dilutive and excluded from the calculation of diluted net income per share of the Company were 11,453,175, on a weighted average basis.

For the years ended December 31, 2022 and 2023, stock options to purchase ordinary shares and restricted share units that were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company were 13,657,466 and 4,183,169, respectively, on a weighted average basis.

13Net income/(loss) per share (Continued)

The following table sets forth the computation of basic and diluted net loss per share for the periods:

	For the year ended December 31,
	2021	2022	2023
	US$	US$	US$
Numerator:
Net income/(loss) for discontinued operations	22,929	(29,712)	—
Denominator:
Weighted average ordinary shares outstanding
—basic	328,484,502	335,640,275	341,070,214
—diluted	328,484,502	335,640,275	341,070,214
Basic net income/(loss) per share attributable to ordinary shareholders	0.07	(0.09)	—
Diluted net income/(loss) per share attributable to ordinary shareholders	0.07	(0.09)	—
Basic net income/(loss) per ADS* attributable to ordinary shareholders	4.19	(5.31)	—
Diluted net income/(loss) per ADS* attributable to ordinary shareholders	4.19	(5.31)	—
Numerator:
Net loss for continuing operations	(4,191)	(12,844)	(15,032)
Denominator:
Weighted average ordinary shares outstanding
—basic	328,484,502	335,640,275	341,070,214
—diluted	328,484,502	335,640,275	341,070,214
Basic and diluted net loss per share attributable to ordinary shareholders	(0.01)	(0.04)	(0.04)
Basic and diluted net loss per ADS* attributable to ordinary shareholders	(0.77)	(2.30)	(2.64)

*In December 2022, the Company changed the ratio of American depositary shares (“ADSs”) to Class A ordinary shares (the “ADS Ratio”) from one ADS representing fifteen Class A ordinary shares to one ADS representing sixty Class A ordinary shares.

14	Commitments and contingencies
a	Commitments

Future minimum lease payments for operating lease liabilities as of December 31, 2023 are disclosed in Note 8.

As of December 31, 2023, the Group’s future minimum commitments under non-cancelable agreements were as follows:

		Less than One	Over One
	Total	Year	Year
	US$	US$	US$
Purchase commitments	614	612	2

Purchase commitments mainly include commitments for enterprise routine operations.

bContingencies

There are no claims, lawsuits, investigations and proceedings, including un-asserted claims that are probable to be assessed, that have in the recent past had, or to the Group’s knowledge, are reasonably possible to have, a material change on the Group’s financial position results of operations or cash flows.

15	Related party transactions

Name of entity	Relationships with the Group
Dasheng Holding (HK) Limited, its subsidiary and its consolidated VIEs	Controlled by the CEO of the Group

During the years ended December 31, 2023, the Group had the following material related party transactions:

(a)	Transactions with related parties

	For the year ended December 31,
	2021	2022	2023
	US$	US$	US$
Services provided to Dasheng Holding (HK) Limited, its subsidiary and its consolidated VIEs
Agent services provided to the Dasheng Holding (HK) Limited, its subsidiary and its consolidated VIEs*	—	92	142

Services received from Dasheng Holding (HK) Limited, its subsidiary and its consolidated VIEs
Product development labor service	—	505	882
Internet service	—	56	183

*Agent services provided to Dasheng Holding (HK) Limited, its subsidiary and its consolidated VIEs mainly refer to the sale of management service of Philippines tutors, and these Philippine tutors would deliver the lessons services to the students in Mainland China.

(b)	Balances with related parties

	As of December, 31
	2022	2023
	US$	US$
Amounts due to Dasheng Holding (HK) Limited, its subsidiary and its consolidated VIEs*	389	4,077

*The balance represents net settled services and other payables and receivables between the Company and Dasheng Holding (HK) Limited, its subsidiary and its consolidated VIEs.

16	Profit appropriation and restricted net assets

PRC laws and regulations permit payments of dividends by the subsidiaries and the VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, each of the Company’s subsidiary, the VIE and the VIE’s subsidiary is required to annually appropriate 10% of net after-tax income to the statutory general reserve fund (Note 2(y)) prior to payment of any dividends, unless such reserve funds have reached 50% of its respective registered capital.

As a result of these and other restrictions under PRC laws and regulations, the Company’s PRC subsidiary and the consolidated VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances of the Group’s total consolidated net assets.

After the disposal of the China Mainland Business and the rescission of the Equity Interest Pledge Agreement with the sole shareholder of Dasheng HAWO, the Company is without any consolidated VIEs as of December 31, 2022. Total registered capital of the Company’s PRC subsidiary as of December 31, 2022 and 2023 were US$10,000.

Parent Company Only Condensed Financial Information

The Company performed a test on the restricted net assets of its consolidated subsidiaries and the VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08(e)(3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information for the Company only. For the purposes of presenting parent only financial information, the Company records its investments in its subsidiaries and the VIEs under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Deficits of investments in subsidiaries”, and shares in the subsidiaries and the VIEs’ loss are presented as “Share of income/(loss) of subsidiaries and the VIEs” in the condensed statements of comprehensive income/(loss). The parent company only condensed financial information should be read in conjunction with the Group’ consolidated financial statements.

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

The Company did not have significant capital and other commitments, or guarantees as of December 31, 2022 and 2023.

The Company’s accounting policies are the same as the Group’s policies except for the accounting for the investments in subsidiaries and the VIEs.

16	Profit appropriation and restricted net assets (Continued)

Condensed Balance Sheets of the Company

	As of December, 31
	2022	2023
	US$	US$

ASSETS
Current assets
Cash and cash equivalents	4,207	3,605
Time deposits	4,872	1,000
Prepaid expenses and other current assets	642	67
Amounts due from related parties	—	71
Total current assets	9,721	4,743
Non-current assets
Amounts due from inter-company entities	11,425	14,553
Other non-current assets	69	69
Total non-current assets	11,494	14,622
Total assets	21,215	19,365

LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)
Current liabilities
Accrued expenses and other current liabilities	563	338
Tax payables	135	135
Total current liabilities	698	473
Non-current liabilities
Amounts due to inter-company entities	5,824	5,776
Deficits of investments in subsidiaries	8,116	21,307
Total non-current liabilities	13,940	27,083
Total liabilities	14,638	27,556
Shareholders’ equity/(deficit):
Class A ordinary shares	23	24
Class B ordinary shares	10	10
Additional paid-in capital	337,407	338,316
Surplus reserves	—	1
Accumulated other comprehensive income/(loss)	303	(326)
Accumulated deficit	(331,166)	(346,365)
Total shareholders’ equity/(deficit)	6,577	(8,340)
Noncontrolling interest	—	149
Total equity/ (deficit)	6,577	(8,191)
Total liabilities and shareholders’ equity/(deficit)	21,215	19,365

16	Profit appropriation and restricted net assets (Continued)

Condensed Statements of Operations and Comprehensive Income/(Loss) of the Company

	For the year ended December 31,
	2021	2022	2023
	US$	US$	US$

Operating expenses:
Sales and marketing expenses	—	(55)	—
Product development expenses	—	(1,240)	—
General and administrative expenses	(850)	(2,480)	(1,410)
Share of loss of subsidiaries and the VIEs	(3,687)	(8,060)	(13,350)
Total operating expenses	(4,537)	(11,835)	(14,760)
Loss from operations	(4,537)	(11,835)	(14,760)
Others	363	(1,008)	(272)
Loss before income tax expenses	(4,174)	(12,843)	(15,032)
Income tax expenses	(17)	(1)	—
Net loss from continuing operations	(4,191)	(12,844)	(15,032)
Net income/(loss) from discontinuing operations	22,929	(29,712)	—
Net income/(loss), all attributable to the Company’s ordinary shareholders	18,738	(42,556)	(15,032)
Comprehensive income/(loss):
Net income/(loss)	18,738	(42,556)	(15,032)
Other comprehensive income/(loss)
Foreign currency translation adjustments	(4,324)	9,082	(627)
Reclassification of exchange differences on translation of operations to consolidated statement of operations	—	(2,727)	—
Total comprehensive income/(loss)	14,414	(36,201)	(15,659)
Less: comprehensive income attributable to noncontrolling interests	—	—	2
Total comprehensive (loss)/income attributable to ordinary shareholders	14,414	(36,201)	(15,661)

Condensed Statements of Cash Flows of the Company

	For the year ended December 31,
	2021	2022	2023
	US$	US$	US$

Cash flows from operating activities:
Net cash provided by/(used in) operating activities	112	(3,210)	(1,109)
Cash flows from investing activities:
Placement of time deposits	(24,474)	(4,872)	(1,006)
Withdrawal of time deposits	30,773	17,614	4,830
Net cash provided by/(used in) transactions with intra-Group entities	5,554	(20,855)	(4,167)
Net cash provided by/(used in) investing activities	11,853	(8,113)	(343)
Cash flows from financing activities:
Share repurchase program	(3,143)	—	—
Proceeds from exercise of stock options	791	—	—
Net cash provided by transactions with intra-Group entities	—	4,078	773
Net cash (used in)/provided by financing activities	(2,352)	4,078	773
Effect of exchange rate changes on cash and cash equivalents	15	(487)	77
Net increase/(decrease) in cash and cash equivalents	9,628	(7,732)	(602)
Cash and cash equivalents at the beginning of the year	2,311	11,939	4,207
Cash and cash equivalents at the end of the year	11,939	4,207	3,605

17	Segment Information

Based on the criteria established by ASC 280 ‘‘Segment Reporting’’, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group.

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s CODM in deciding how to allocate resources and assess performance. The Group operates in six principal geographical areas— China, Hong Kong, Philippines, Singapore, Malaysia and Thailand. After divesture of China Mainland Business in 2022, most revenues from external customers are attributed to Hong Kong and Singapore, as the Group received the tuition through Hong Kong company and Singapore company, the Company reevaluated and concluded that the operating segments should be aggregated as one reportable segment as of December 31, 2023 considering these segments have similar economic characteristics and are similar in respect of the nature of products and services, the type or class of customers, the methods used to distribute the products or provide the services.

The CODM does not rely on, individual geographical business unit profit and loss statements or other measures of operating profits as the CODM does not believe they are useful or appropriate for performance assessment or resource allocation decisions for the services and products within the Company, because most of services and products are very similar in terms of generating revenue. Rather, the CODM focuses on key financial and operational data to assess the expected impact on the Company’s overall performance. This approach enabled the Company to make decisions based on long-term strategic considerations rather than the financial results of individual geographical areas.

18Subsequent events

The Group performed an evaluation of subsequent events through April 29, 2024, which is the date the financial statements were issued, and did not identify any material events or transactions that would require adjustment to or disclosure in the financial statements.