Form 20-F
period 2024-12-31
51Talk Online Education Group
filed 2025-04-25
CIK 1659494

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024

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
E-mail: ir@51talk.com
Room 2010 - 2011, 20/F, Tower 1, Times Square, Causeway Bay, Hong Kong, China
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

As of December 31, 2024, there were 350,794,377 ordinary shares outstanding, par value $0.0001 per share, being the sum of 247,187,397 Class A ordinary shares (excluding 4,554,495 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the issuer’s share incentive plan) and 103,606,980 Class B ordinary shares.

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

☐ Yes ☒ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive - based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐ Yes ☐No

i

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

●	a lesson is considered “booked” when it is taken or when the student to such lesson is confirmed absent;
●	an “active student with general lesson consumption” or “active student” for a specified period refers to a student who consumed or booked at least one paid lesson credit, in attendance or due to minimum consumption or expiration, excluding those students who only attended paid live broadcasting lessons or trial lessons; an “active student with attended lesson consumption” for a specified period refers to a student who attended at least one paid lesson, excluding those students who only attended paid live broadcasting lessons or trial lessons;
●	“ADSs” refers to our American depositary shares, each representing sixty Class A ordinary shares;
●	the “Alleviating Burden Opinion” refers to the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education jointly promulgated by the General Office of State Council and the General Office of Central Committee of the Communist Party of China on July 24, 2021;
●	“China Mainland Business” refers to our former online English tutoring businesses in mainland China, including all associated liabilities and assets, which we divested in June 2022;
●	“foreign tutors” refers to the Filipino tutors;
●	“global tutors” refers to the non-Filipino foreign tutors;
●	“gross billings” for a specific period refers to the total amount of cash received and receivable from third party payment platforms for the sale of course packages and services in such period, net of the total amount of refunds in such period;
●	“ordinary shares” refers to our Class A and Class B ordinary shares, par value US$0.0001 per share;
●	“the former mainland China consolidated VIEs” refers to, among others, Dasheng Zhixing (as defined below), Dasheng Helloworld (as defined below) and Dasheng Zhiyun (as defined below);
●	a “paying student” for a specified period refers to a student that purchased a course package during the period, excluding those students who only paid for live broadcasting lessons, and the total number of “paying students” for a specified period refers to the total number of paying students for such period minus the total number of students that obtained refunds during such period;
●	“VIE (s)” refers to variable interest entity (ies); and
●	“we,” “us,” “our company,” “our,” and “51Talk” refer to 51talk Online Education Group, a Cayman Islands holding company and its subsidiaries, and, in the context of describing our operations and consolidated financial information before the divestiture of the China Mainland Business, the former mainland China consolidated VIEs.

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

The following diagram illustrates our current corporate structure, which includes our significant subsidiaries and consolidated affiliated entities as of the date of this annual report:

Notes:

⁎ The holding company in which the investors hold their interests

† Our operating subsidiaries

(1)

Jack Jiajia Huang and Ting Shu through their holding vehicles, which are wholly owned by TB Family Trust established for the benefits of Mr. Huang and Ms. Shu and their family members, beneficially owned 24.6% of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 28, 2025, which represents 38.9% of the aggregate voting power of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 28, 2025. Mr. Huang by himself and through his own holding vehicles, which are wholly owned by HH Talent Trust established for the benefits of Mr. Huang and his family members, beneficially owned 5.9% of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 28, 2025, which represents 1.6 % of the aggregate voting power of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 28, 2025. DCM Funds, including DCM Hybrid RMB Fund, L.P., DCM Ventures China Turbo Fund, L.P. and DCM Ventures China Turbo Affiliates Fund, L.P., beneficially owned 19.4% of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 28, 2025, which represents 45.7% of the aggregate voting power of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 28, 2025. Sequoia Capital China Investment Funds, including SCC Venture V Holdco I, Ltd. and SCC Growth I Holdco A, Ltd., beneficially owned 11.4% of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 28, 2025, which represents 3.1% of the aggregate voting power of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 28, 2025. Golien Ltd beneficially owned 5.4% of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 28, 2025, which represents 1.5% of the aggregate voting power of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 28, 2025. Other shareholders including certain principal shareholders, beneficially own 33.3% of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 28, 2025, which represents 9.1% of the aggregate voting power of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 28, 2025.

(2)

Each of Noel Lee, Huiru Yuan, Jennifer Que, Arman James Manalang and Samuel Celestino holds 0.000001% of the equity interest in Philippines Co II. Each of Noel Lee, Huiru Yuan, Jennifer Que, Arman James Manalang and Samuel Celestino is a director of Philippines Co II. We entered into contractual arrangements with some of these individual shareholders which provide us an exclusive option to purchase all of these individual shareholders’ equity interests in Philippines Co II and the power to exercise their shareholder rights.

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

(4)	In July 2018, HelloWorld Online Education Group, or HelloWorld Online Cayman, was incorporated as a wholly owned subsidiary of 51Talk Online Education Group.
(5)	In December 2021, HelloWorld Online Education PTE. Ltd., or HelloWorld Online Singapore, was incorporated as a wholly owned subsidiary of HelloWorld Online Cayman.
(6)	In August 2018, HelloWorld Online Education Group (HK) limited, or HelloWorld Online HK, was incorporated as a wholly owned subsidiary of HelloWorld Online Cayman.
(7)	In April 2022, 51TALK TRAINING SDN. BHD, or 51TALK TRAINING MAS, was incorporated as a wholly owned subsidiary of HelloWorld Online Singapore.
(8)

In November 2022, Helloworld Education Online (Thailand) Co., Ltd., or Helloworld Education Thailand, was incorporated as a subsidiary of our company to operate our business in Thailand. Helloworld Online Singapore, Ms. Piyanuch Thiensri and Ms. Chularak Aramruansakul hold 49%, 26% and 25% of the equity interest in Helloworld Education Thailand, respectively. Helloworld Online Singapore holds ordinary shares, and each ordinary share is entitled to one vote. Ms. Piyanuch Thiensri and Ms. Chularak Aramruansakul hold preference shares, and ten preference shares is entitled to one vote. As a result, we, through Helloworld Online Singapore, hold 90.6% of the voting power of Helloworld Education Thailand.

(9)	In September 2018, Beijing HelloWorld Online Technology Co., Ltd., or HelloWorld Online, was incorporated as a wholly owned subsidiary of HelloWorld Online HK.
(10)	In March 2023, Darb Al-Najah Training Company, or Darb Al-Najah, was incorporated as a wholly owned subsidiary of HelloWorld Online Singapore to operate the international business in Saudi Arabia.
(11)	In January 2024, HAWO EDUCATION INVESTMENT -FZCO, or UAE INVESTMENT, was incorporated as a wholly owned subsidiary of HelloWorld Online Singapore in United Arab Emirates.
(12)	In February 2024, Hawo Online Training L.L.C-FZ, or UAE Training, was incorporated as a wholly owned subsidiary of HelloWorld Online Singapore in United Arab Emirates.

Historically, as we were the primary beneficiary of the former mainland China consolidated VIEs for accounting purposes, we conducted part of our business in mainland China through the former mainland China consolidated VIEs. In 2022, all of the former mainland China consolidated VIEs were divested along with the China Mainland Business or subsequently dissolved. As of the date of this annual report, we do not have any VIE in mainland China nor maintain any contractual arrangement between our mainland China subsidiaries and our offshore subsidiaries or 51Talk Online Education Group that could affect the manner in which we operate or impact our ability to control our subsidiaries.

Permissions for Our Operations and Securities Issuances to Offshore Investors

51Talk Online Education Group is not an operating company, but rather a Cayman Islands holding company. We conduct part of our operations through our subsidiaries in mainland China. Our operations in mainland China are governed by laws and regulations of mainland China. As of the date of this annual report, it is the opinion of our PRC legal counsel, Shihui Partners, that our mainland China subsidiaries (i) have obtained the requisite approvals and permissions from the PRC government authorities that are necessary for their respective business operations, namely, (a) the business license of HelloWorld Online issued by the Administration for Market Regulation of Shijingshan District, Beijing Municipality, (b) the housing fund deposit registration of HelloWorld Online with the Beijing Housing Fund Management Center, (c) the business license of Nanjing HelloWorld Online issued by the Administration for Market Regulation of Lishui District, Nanjing Municipality, and (d) the housing fund deposit registration of Nanjing HelloWorld Online with the Nanjing Housing Fund Management Center, and (ii) have not been denied of such approvals and permissions. Furthermore, with respect to our operations in Hong Kong, our Hong Kong subsidiaries have obtained the requisite approvals and permissions from competent Hong Kong regulatory authorities that are necessary for our business operations, namely, the business registration license of HelloWorld Online HK and the business registration license of 51 Talk English International Limited, or COE HK Co II, both issued by the Commissioner of Inland Revenue in Hong Kong.

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

If we fail to complete such filing procedures for any future offshore offering or listing, including our follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities, we may face sanctions by the CSRC or other mainland China regulatory authorities, which may include fines and penalties on our operations in mainland China, limitations on our operating privileges in mainland China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. In addition, we might be required to file a report to the CSRC after the occurrence and public disclosure of certain material corporate events, including but not limited to, change of control and voluntary or mandatory delisting. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings and capital raising activities under the laws of mainland China if the CSRC or other PRC government authorities determine that their regulatory regimes for offshore offerings and capital raising activities apply to us. If required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Historically, 51Talk Online Education Group provided English education services in mainland China primarily through its mainland China subsidiaries and the former mainland China consolidated VIEs. As a result of the contractual arrangements, 51Talk Online Education Group was considered the primary beneficiary of the former mainland China consolidated VIEs for accounting purposes and consolidated the former mainland China consolidated VIEs as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, 51Talk Online Education Group treated the former mainland China consolidated VIEs as its consolidated entities under U.S. GAAP, and 51Talk Online Education Group consolidated the financial results of the former mainland China consolidated VIEs in its consolidated financial statements in accordance with U.S. GAAP. In 2022, all of the former mainland China consolidated VIEs were divested along with the China Mainland Business or subsequently dissolved. As of December 31, 2024, 51Talk Online Education Group did not have any VIE in mainland China.

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the- counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our former auditor. In June 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021, which included an audit report issued by our former auditor. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. In addition, our current auditor is an accounting firm based in Manhattan, New York, that is registered with the PCAOB and is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20- F for the fiscal year ended December 31, 2022 and 2023, and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2024. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely our current auditor, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—The PCAOB had historically been unable to inspect our former auditor in relation to its audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our former auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely our current auditor. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash Flows through Our Organization

51Talk Online Education Group is a holding company with no operations of its own. 51Talk Online Education Group may, through capital contributions or loans, provide funding to its wholly owned subsidiaries in Hong Kong or subject to the satisfaction of applicable government registration and approval requirements, to its wholly owned mainland China subsidiaries. In particular, 51Talk Online Education Group may, through capital contributions, to provide funding to its wholly owned subsidiaries in Hong Kong, which in turn may provide funding to mainland China subsidiaries wholly owned by such Hong Kong subsidiaries through capital contributions, subject to the satisfaction of applicable government registration and approval requirements in mainland China. Additionally, 51Talk Online Education Group or its offshore subsidiaries may directly provide funding to its wholly owned subsidiaries in mainland China through loans, subject to the satisfaction of applicable government registration and approval requirements in mainland China. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—PRC regulation on loans to, and direct investment in, mainland China entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of our equity offerings to make loans to our mainland China subsidiaries or make additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” In addition, offshore subsidiaries of 51Talk Online Education Group pay service fees to certain mainland China subsidiary of 51Talk Online Education Group pursuant to operating management service agreements, marketing service agreements and research and development service agreements. Mainland China subsidiaries of 51Talk Online Education Group may distribute dividends or make other distributions on equity to 51Talk Online Education Group, subject to satisfaction of applicable government filing and approval requirements. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—Our mainland China subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.” Prior to the termination of the VIE structure, 51Talk Online Education Group and its offshore subsidiaries may provide funding to the former mainland China consolidated VIEs through loans, and the former mainland China consolidated VIEs may transfer cash to our mainland China subsidiaries by paying service fees under the contractual arrangements. To effectively manage cash flow within our organization, we have put in place relevant cash management policies, which are established based on contractual arrangements between us and our subsidiaries, to dictate how funds are transferred within our organization. Every fund transfer between our Cayman Islands holding company and a subsidiary is subject to internal approval and is under the centralized management of our treasury department. Each fund transfer request is made pursuant to contractual agreements and subject to the review and approval by specialists in the treasury department in verifying fund amount, transaction parties, bank account, etc. The following is a summary of cash transfers that have occurred through our organization:

	Cash Transfer
	For the year ended December 31,
	2022	2023	2024(5)

	US$ in thousands
Cash paid by the former mainland China consolidated VIEs to our mainland China subsidiaries under service agreements(1)	10,263	—	—
Cash received by the former mainland China consolidated VIEs from our mainland China subsidiaries under service agreements(1)	955	—	—
Cash paid by the former mainland China consolidated VIEs to our mainland China subsidiaries for intra-group financing(2)	1,294	—	—
Cash received by the former mainland China consolidated VIEs from our mainland China subsidiaries for intra-group financing(2)	431	—	—
Cash paid by the former mainland China consolidated VIEs to our offshore subsidiaries under service agreements(3)	—	—	—
Cash received by offshore subsidiaries from parent company(4)	20,855	4,167	2,833
Cash received by parent company from offshore subsidiaries(4)	4,078	773	900

Notes:

(1)	It mainly represented service fees paid and received among the former mainland China consolidated VIEs and our mainland China subsidiaries for information and technology services;

(2)	It represented temporary cash support transferred among the former mainland China consolidated VIEs and our mainland China subsidiaries for intra-group financing;
(3)	It represented operating cash transferred from onshore subsidiaries to offshore subsidiaries for salary payment to Philippine teachers;
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

Our ability to distribute earnings to U.S. investors is limited. We are a Cayman Islands holding company, and we may rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. When any of our subsidiaries incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings. As of the date of this annual report, we only derive revenues from business operations conducted through our offshore subsidiaries. However, there is a possibility that some students in mainland China may be able to bypass our geolocation setting and register for and attend our courses. For more details, see “Item 3. Key Information - D. Risk Factors - Risks Related to Our Global Operations.”

In addition, under laws and regulations of mainland China, our mainland China subsidiaries are subject to restrictions on foreign exchange and cross-border cash transfers, including to our holding company 51Talk Online Education Group and to U.S. investors. For example, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—Governmental regulation of currency conversion in mainland China may affect the value of your investment” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—PRC regulations relating to foreign exchange registration of international investment by mainland China residents may subject our mainland China resident beneficial owners or our mainland China subsidiaries to liability or penalties, limit our ability to inject capital into these subsidiaries, limit mainland China subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.” To the extent cash or other assets in the business is in mainland China or a mainland China entity, the funds or other assets may not be available to fund operations or for other use outside of mainland China due to the imposition of restrictions and limitations by the PRC government on the ability of 51Talk Online Education Group or its subsidiaries to transfer cash or other assets. As of the date of this annual report, there is no equivalent or similar restriction or limitation in Hong Kong on cash or other assets transfers in, or out of, our Hong Kong entities, except for the transfer of funds involving money laundering and criminal activities. However, if restrictions or limitations were to become applicable to cash or other asset transfers in and out of Hong Kong entities in the future, the funds or other assets in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. There is no assurance that the ability of us, our subsidiaries and the former mainland China consolidated VIEs to transfer cash will not subject to further limitations or restrictions imposed by the PRC government. Neither our subsidiaries nor the former mainland China consolidated VIEs made cash dividends or other distributions to 51Talk Online Education Group, the holding company, or its offshore subsidiaries, in the years ended December 31, 2022, 2023 and 2024. Going forward, our subsidiaries intend to retain most, if not all, of their available funds and any future earnings.

51Talk Online Education Group has not declared or paid any cash dividends, nor does it have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Accordingly, for the years ended December 31, 2022, 2023 and 2024, no dividends or distributions were paid or made to U.S. investors. For mainland China and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

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

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)

Certain of our subsidiaries enjoys a 5% preferential tax rate under the tax holiday for small and low-profit enterprises in China. However, such rate may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

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

Risks Related to Our Business and Industry

●	Our limited operating history in the international market makes it difficult to evaluate our future prospects. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our limited operating history in the international market makes it difficult to evaluate our future prospects.”
●	If we are not able to continue to attract students to purchase our course packages or to increase the spending of our students on our platform, our business and prospects will be materially and adversely affected. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—If we are not able to continue to attract students to purchase our course packages or to increase the spending of our students on our platform, our business and prospects will be materially and adversely affected.”
●	Our business depends on the market recognition of our brand, and if we are unable to maintain and enhance brand recognition, our business, financial conditions and results of operations may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business depends on the market recognition of our brand, and if we are unable to maintain and enhance brand recognition, our business, financial conditions and results of operations may be materially and adversely affected.”
●	If we are unable to conduct sales and marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we are unable to conduct sales and marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.”
●	We have incurred, and in the future may continue to incur, net losses. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have incurred, and in the future may continue to incur, net losses.”
●	We face significant competition, and if we fail to compete effectively, we may lose our market share or fail to gain additional market share, which would adversely impact our business and financial conditions and operating results. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face significant competition, and if we fail to compete effectively, we may lose our market share or fail to gain additional market share, which would adversely impact our business and financial conditions and operating results.”
●	If we are not able to continue to engage, train or retain qualified tutors, we may not be able to maintain consistent teaching quality on our platform, and our business, financial conditions and operating results may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we are not able to continue to engage, train or retain qualified tutors, we may not be able to maintain consistent teaching quality on our platform, and our business, financial conditions and operating results may be materially and adversely affected.”
●	If we fail to successfully execute our growth strategies, our business and prospects may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to successfully execute our growth strategies, our business and prospects may be materially and adversely affected.”
●	If we fail to develop and introduce new courses that meet our existing and prospective students’ expectations, or adopt new technologies important to our business, our competitive position and ability to generate revenues may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to develop and introduce new courses that meet our existing and prospective students’ expectations, or adopt new technologies important to our business, our competitive position and ability to generate revenues may be materially and adversely affected.”

●	Our business generates and processes a large amount of data, and we are required to comply with applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, and we are required to comply with applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.”
●	Unexpected network interruptions, security breaches or computer virus attacks and system failures could have a material adverse effect on our business, financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Unexpected network interruptions, security breaches or computer virus attacks and system failures could have a material adverse effect on our business, financial condition and results of operations.”
●	The PCAOB had historically been unable to inspect our former auditor in relation to its audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our former auditor in the past has deprived our investors with the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The PCAOB had historically been unable to inspect our former auditor in relation to its audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our former auditor in the past has deprived our investors with the benefits of such inspections.”
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely our current auditor. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely our current auditor. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Risks Related to Our Global Operations

●	We are subject to risks associated with operating in the rapidly evolving Asia, and we are therefore exposed to various risks inherent in operating and investing in the region. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—We are subject to risks associated with operating in the rapidly evolving Asia, and we are therefore exposed to various risks inherent in operating and investing in the region.”
●	Uncertainties in the interpretation and enforcement of laws and regulations of mainland China could limit the legal protections available to you and us. Rules or regulations in mainland China are evolving and may be changed with little advance notice. In addition, the application and enforcement of certain laws and regulations may be carried out at local departments or agencies, and their approaches in applying or enforcing the same laws or regulations may not be uniform and may be subject to uncertainties across different localities in mainland China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—Uncertainties in the interpretation and enforcement of laws and regulations of mainland China could limit the legal protections available to you and us. Rules or regulations in mainland China are evolving and may be changed with little advance notice. In addition, the application and enforcement of certain laws and regulations may be carried out at local departments or agencies, and their approaches in applying or enforcing the same laws or regulations may not be uniform and may be subject to uncertainties across different localities in mainland China.”

●	Rising geopolitical tension between the countries and regions where we operate our business may disrupt the economy and business environment of the countries and regions where we operate our business, which may negatively impact our business operations in these countries and regions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—Rising geopolitical tension between the countries and regions where we operate our business may disrupt the economy and business environment of the countries and regions where we operate our business, which may negatively impact our business operations in these countries and regions.”
●	Changes in mainland China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—Changes in mainland China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations.”
●	We could face uncertain tax liabilities in various countries and regions in which we operate, which could adversely impact our operating results. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—We could face uncertain tax liabilities in various countries and regions in which we operate, which could adversely impact our operating results.”
●	The mainland China government’s significant oversight and discretion over our operations in mainland China could result in a material adverse change in our operations and the value of our ADSs. Our operations may be intervened or influenced by relevant governmental authorities in mainland China at any time, which could result in a material change in our operations and/or the value of our ADSs. In addition, the mainland China government may take regulatory actions to exert oversight over offerings conducted overseas and/or foreign investment in issuers with significant operations in mainland China, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our ADSs to significantly decline or be worthless. To the extent cash or other assets in the business is in mainland China or a mainland China entity, the funds or other assets may not be available to fund operations or for other use outside of mainland China due to the imposition of restrictions and limitations on the ability of 51Talk Online Education Group or its subsidiaries to transfer cash or other assets by the PRC government. As of the date of this annual report, there is no equivalent or similar restriction or limitation in Hong Kong on cash or other assets transfers in, or out of, our Hong Kong entities, except for the transfer of funds involving money laundering and criminal activities. However, if restrictions or limitations were to become applicable to cash or other assets transfers in and out of Hong Kong entities in the future, the funds or other assets in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. There is no assurance that the ability of us, our subsidiaries and the former mainland China consolidated VIEs to transfer cash will not subject to further limitations or restrictions imposed by the PRC government. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—The mainland China government’s significant oversight and discretion over our operations in mainland China could result in a material adverse change in our operations and the value of our ADSs.”

Risks Related to Our ADSs

●	The trading prices of our ADSs have fluctuated and may be volatile, which could result in substantial losses to investors. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—The trading prices of our ADSs have fluctuated and may be volatile, which could result in substantial losses to investors.”
●	There can be no assurance that we will not be a passive foreign investment company for U.S. federal income tax purposes for any taxable year, which could subject U.S. Holders of our ADSs or ordinary shares to significant adverse U.S. federal income tax consequences. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—There can be no assurance that we will not be a passive foreign investment company for U.S. federal income tax purposes for any taxable year, which could subject U.S. Holders of our ADSs or ordinary shares to significant adverse U.S. federal income tax consequences.”

●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.”
●	Our dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—Our dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.”

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

Since the second half of 2021, we have developed and transitioned into new business models and service offerings of providing one-on-one English lessons taught by foreign tutors to students in countries and regions outside mainland China. Our ability to attract students to purchase our course packages and to increase their spending on our education platform remains critical to the future success and growth of our business. This in turn will depend on several factors, including our ability to effectively market our platform to a broader base of prospective students, continue to develop, adapt or enhance quality educational content and services to meet the evolving demands of our students and expand our geographic reach. We must also manage our growth while maintaining consistent and high teaching quality, and respond effectively to competitive pressures. If we are unable to continue to attract students to purchase our course packages or to increase the spending of our students on our platform, our net revenues and gross billings may decline, which may have a material adverse effect on our business, financial condition and results of operations.

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

We have incurred significant sales and marketing expenses. Our sales expenses include telemarketing sales and free trial lesson related expenses, and our marketing expenses include online and mobile marketing and branding expenses. In December 2015, we began outsourcing part of our marketing and sales functions to independent third- party suppliers who provide management and business outsourcing services. We had 852 sales and marketing staff for international business, including 360 full-time employees and 492 outsourced personnel as of December 31, 2024. We incurred US$13.3 million, US$23.6 million and US$33.4 million in sales and marketing expenses for international business in 2022, 2023, and 2024, respectively. We have ceased branding and marketing services in mainland China since the release of the Alleviating Burden Opinion, and we are conducting branding and marketing activities in our international markets.

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

We incurred net loss from continuing operations of US$12.8 million, US$15.0 million and US$7.3 million in 2022, 2023 and 2024, respectively. We had accumulated deficit of US$353.6 million as of December 31, 2024. As of December 31, 2024, we had a total shareholders’ equity of negative US$15.0 million and our current liabilities exceeded the current assets by US$16.8 million.

We incurred net loss from continuing operations for 2022, 2023 and 2024. We cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future, especially as we divested the China Mainland Business and transitioned into new international markets, the financial prospects of which are largely uncertain. Our ability to maintain profitability will depend in large part on our ability to maintain continuous operation in compliance with regulatory requirements, maintain or increase our operating margin, either by growing our revenues at a rate faster than our operating expenses increase, or by reducing our operating expenses. We also intend to continue to invest in our branding and marketing activities to attract students to our new services and enhance student experience. We may continue to incur net losses from operating activities and net current liabilities, which may materially and adversely affect our business, prospects, liquidity, financial condition and results of operations.

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

As all of our servers and routers, including backup servers, are currently hosted by third-party service providers in Singapore, we are, with regards to privacy legislation, subject principally to the Singapore Personal Data Protection Act 2012 which provides a baseline standard for the protection of personal data in Singapore. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Singapore Regulations.” Similarly, there are personal data protection laws and regulations imposed on our group companies in each of the jurisdictions that we operate in. For example, we have obligations under Hong Kong’s Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong), or the PDPO, and Malaysia’s Personal Data Protection Act. In particular, the PDPO applies to data users that control the collection, holding, processing or use of personal data in Hong Kong. We are subject to the general requirements under the PDPO, including the requirements to inform the data subjects whether it is obligatory or voluntary to supply the data, the purpose of using their data and the classes of person to whom their data may be transferred as well as to take all practicable steps to protect the personal data held by data users against unauthorized or accidental access, loss or use. Non-compliance with the PDPO may lead to a variety of civil and criminal sanctions including fines and imprisonment. In addition, data subjects have a right to bring proceedings in court to seek compensation for damage caused by a contravention of the PDPO. We have taken various measures to guard against unauthorized access or use of data collected from users or accidental data leak. As of the date of this annual report, we have not received any warning, penalty, administrative punishment from relevant authorities in Hong Kong as a result of violations of applicable laws and governmental policies including the PDPO, nor have received requests from governmental authorities to improve our online platform to enhance protection over personal data.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our former auditor was subject to that determination. In June 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. In addition, our current auditor is an accounting firm based in Manhattan, New York, which is not included in the determination announced by the PCAOB on December 16, 2021 and is registered with the PCAOB and is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2024.

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

The success of our business depends in large part on our ability to retain our students by delivering a satisfactory learning experience and improving their English proficiency. If students feel that we are not providing them the experience they are seeking, they may choose not to renew their existing packages. For example, our education programs may fail to significantly improve a student’s English proficiency. There are no standard assessments or tests to measure the effectiveness of our lessons or teaching methods, and our ability to improve the English proficiency of our students is largely dependent upon the interests, efforts and time commitment of each student. Student satisfaction and parent satisfaction with our programs may decline for a number of reasons, many of which may not reflect the effectiveness of our lessons and teaching methods. A student’s learning experience may also suffer if his or her relationship with our tutors does not meet expectations. If a significant number of students fail to significantly improve their English proficiency after taking our lessons or if their learning experiences with us are unsatisfactory, they may not purchase additional lessons from us or refer other students to us and our business, financial condition, results of operations and reputation would be adversely affected.

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

A significant challenge to the online education industry is the secure storage of confidential information and its secure transmission over public networks. Purchases of our course packages are made through our website, our mobile apps bank remittance, bank card, and third-party platforms. In addition, online payments for our course packages are settled through third-party online payment services. Maintaining complete security for the storage and transmission of confidential information on our technology platform, such as student names, personal information and billing addresses, is essential to maintaining student confidence.

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

We accept payments using a variety of methods, including bank transfers and payment through third-party online payment platforms such as Airwallex, Stripe, Tabby, Tamara, Payermax, Checkout and 2C2P. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be susceptible to fraud and other illegal activities in connection with the various payment methods we offer. We are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and become unable to accept credit and debit card payments from our students, process electronic funds transfers or facilitate other types of online payments, and our business, financial condition and results of operations could be materially and adversely affected. With the expansion of our business to different countries and regions, we use more and more third-party platforms to collect payment. We could not guarantee that all of such platforms will timely and fully transfer the collected payments to us or will be in a good financial position to do so. If any of the third-party online payment platforms breaches the contracts and fails to transfer any payments to us, it may have a material adverse effect on our business and financial condition.

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

Our industry generally experiences seasonality, reflecting a combination of traditional education industry patterns and new patterns associated with the online platform in particular. Seasonal fluctuations affected our business when we focused on lessons for Chinese K-12 students, and may continue to affect our business as we shift to new business models. Due to our limited operating history and the fact that we have shifted our focus from lessons for Chinese K- 12 students to new business models and service offerings targeting international students, the seasonal trends that we have experienced in the past may not be indicative of our future operating results. Our financial condition and results of operations for future periods may continue to fluctuate. As a result, the trading price of our ADSs may fluctuate from time to time due to seasonality.

We have granted options and restricted share units, and may continue to grant options, restricted share units and other types of awards under our share incentive plans, which may result in increased share-based compensation expenses.

We adopted share incentive plans in September 2013, or the 2013 Plan, and in December 2014, or the 2014 Plan. The 2014 Plan was amended in February 2016. Under the 2013 Plan and the 2014 Plan, we are authorized to grant options or share purchase rights to purchase up to an aggregate of 36,229,922 Class A ordinary shares. In September 2023, the 2013 Plan expired and additional grants may not be made thereunder. In December 2024, the 2014 Plan expired and additional grants may not be made thereunder.

In May 2016, we adopted the 2016 share incentive plan, or the 2016 Plan, pursuant to which a maximum of 4,600,000 Class A ordinary shares may be issued pursuant to all awards granted thereunder. Beginning in 2017, the number of shares reserved for future issuances under the 2016 Plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors, during the term of the 2016 Plan. As of January 1, 2025, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards granted under the 2016 Plan was increased to 48,259,734. As of February 28, 2025, 9,359,363 restricted share units were outstanding under the 2016 Plan.

As a result of grants under the 2013 Plan, the 2014 Plan and the 2016 Plan and potential future grants under the 2016 Plan, we have incurred and will continue to incur share-based compensation expenses. We have recognized share-based compensation expense in the amount of US$0.9 million in 2024. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting as of December 31, 2024. However, in the course of preparing our consolidated financial statements as of and for the year ended December 31, 2024 and in the course of auditing our consolidated financial statements as of and for the year ended December 31, 2024, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as of December 31, 2024, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States (PCAOB).

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

Rising geopolitical tension between the countries and regions where we operate our business may disrupt the economy and business environment of the countries and regions where we operate our business, which may negatively impact our business operations in these countries and regions.

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

The new rules for the filing-based administration of overseas securities offerings and listings by Chinese domestic companies released on February 17, 2023, or New Filing Rules, establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the New Filing Rules, (i) an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC; and (ii) the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering, issuance of convertible bonds, offshore relisting after go-private transactions and other equivalent offing activities. In addition, after a domestic company has offered and listed securities in an overseas market, it is required to file a report to the CSRC after the occurrence and public disclosure of certain material corporate events, including but not limited to, change of control and voluntary or mandatory delisting. However, from March 31, 2023, enterprises that have been listed overseas shall constitute existing enterprises and are not required to conduct the overseas listing filing procedure immediately, but shall carry out filing procedures as required if they conduct future offshore offerings or capital raising activities or are involved in other circumstances that require filing with the CSRC.

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

In addition, our operations in the Middle East may be subject us to additional compliance costs to comply with sanctions related regulations issued by the United States, which have established an SDN list of corporations and people with which engaging in business by a person subject to the jurisdiction of such government authority is prohibited without a license. There is no guarantee that any individual or entity in the Middle East or elsewhere with which we have done business will not be identified on the SDN list. If any customer, employee or vendor were to be listed on the SDN list, we will need to incur costs to seek legal advice to evaluate whether any further business may continue with such person or whether all business relationships with such person must cease.

If we fail to obtain, maintain or renew licenses, permits or approvals applicable to our service offerings, our business, financial condition and results of operations could be adversely affected.

Under the applicable laws and regulations of countries and regions where we operate, we may be required to obtain certain licenses, permits and approvals from and make filings or complete registrations with, government authorities in order to provide our courses. In addition, given the evolvement in laws, rules, regulations and enforcement practice by government authorities, we may be required to obtain additional licenses, permits or approvals, or make filings or registrations for our service offerings in the future. However, we cannot assure you that we will be able to successfully obtain, maintain or review these licenses, permits and approvals or complete these filings or registrations on a timely basis, or at all. The failure or delay to obtain, maintain or renew such licenses, permits, approvals, filings or registrations required to conduct our business may subject us to various penalties, including confiscation of revenues, imposition of fines and/or restrictions on our business operations, or the discontinuation of our operations. Any such disruption in our business operations could materially and adversely affect our business, financial condition and results of operations.

We may be unable to enforce certain of our contractual provisions between us and our customers under relevant local laws or directives of countries and regions where we operate.

We face risks as to the validity of certain contractual provisions within contracts between us and our customers, which may prevent us from enforcing such contractual provisions with customers. For instance, we use standard form contracts with our customers in certain countries or regions, which may expose us to risks as to the enforceability of contractual provisions within our contracts under different local laws or directives, including, but not limited to, the choice of law, liquidate damages and refunds, and gift courses provisions. If any regulatory authorities or courts deem our contractual provisions unfair, unenforceable or invalid under applicable consumer protection laws, our business operations and financial condition may be materially and adversely affected.

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

Although we do not believe that we were a PFIC for the taxable year ended December 31, 2024, no assurances can be given that we will not be a PFIC for the current or any future taxable year because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the characterization and composition of our income, assets and liabilities. Additionally, fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In particular, recent declines in the market price of our ADSs significantly increased our risk of becoming a PFIC for the current taxable year. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. Our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ended December 31, 2024, or the current or any future taxable year.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share, with Class A and Class B ordinary shares voting together as one class on all matters subject to a shareholders’ vote. As of February 28, 2025, our Class B ordinary shares represent 29.5% of our total outstanding ordinary shares on an as-converted basis and entitle their holders to 80.7% of our total voting power.

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

In June 2022, we entered into a definitive share purchase agreement, dated June 24, 2022, with Dasheng Holding (HK) Limited, or Dasheng, an entity controlled by Mr. Jiajia Jack Huang, our chairman and chief executive officer, pursuant to which Mr. Jiajia Jack Huang, through Dasheng, acquired our China Mainland Business, i.e., all of our online English tutoring businesses in mainland China, including all associated liabilities and assets, for US$1. This transaction was completed on June 30, 2022. Thereafter, China Online Education (HK) Limited, or COE HK CO I, and its subsidiaries, and the VIEs, which our Cayman Islands holding company was considered the primary beneficiary of for accounting purposes and consolidated as required by Accounting Standards Codification topic 810, Consolidation, such as Dasheng Zhixing and its subsidiaries and branches, 51 Talk English Philippines Corporation, or Philippines Co I and Shenzhen Dasheng Zhiyun Technology Co., Ltd., or Dasheng Zhiyun, were all divested from us. See “Item 4. Information on the Company—C. Organizational Structure” for further details.

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

In November 2022, we terminated the contractual arrangements with Beijing Dasheng Helloworld Technology Co., Ltd., or Dasheng HelloWorld, and since then we no longer have any consolidated VIE in mainland China.

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

In November 2022, Helloworld Education Online (Thailand) Co., Ltd. was incorporated as a subsidiary of our company to operate our business in Thailand. Helloworld Online Education Pte. Ltd holds 49% of the equity interest in Helloworld Education Online (Thailand) Co., Ltd., Ms. Piyanuch Thiensri holds 26% and Ms. Chularak Aramruansakul holds 25% of the equity interest in Helloworld Education Online (Thailand) Co., Ltd. Helloworld Online Education Pte. Ltd holds ordinary shares, and each ordinary share is entitled to one vote. Ms. Piyanuch Thiensri and Ms. Chularak Aramruansakul hold preference shares, and ten preference shares is entitled to one vote.

In May 2023, we transferred the listing of our ADSs from the New York Stock Exchange to NYSE American LLC, or the NYSE American.

In March 2023, Darb Al-Najah Training Company, or Darb Al-Najah, was incorporated as a wholly owned subsidiary of HelloWorld Online Singapore to expand our business in Saudi Arabia.

In January 2024, HAWO EDUCATION INVESTMENT -FZCO, or UAE INVESTMENT, was incorporated as a wholly owned subsidiary of HelloWorld Online Singapore in United Arab Emirates.

In February 2024, Hawo Online Training L.L.C-FZ, or UAE Training, was incorporated as a wholly owned subsidiary of HelloWorld Online Singapore in United Arab Emirates.

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

We started our international business in the second half of 2021 and currently provide English course offerings in Hong Kong, Malaysia, Thailand, the Middle East and certain other countries and regions. In these markets, we mainly conduct one-on-one online live English courses, targeting children aged five to twelve. In Hong Kong, we offer our packages with a wide range of prices from US$700 to US$2,350. In Thailand, we offer our packages with a wide range of prices from US$374 to US$2,369, catering to the varied spending power of users. For Malaysia, our user base has expanded from local Chinese communities to other communities of Malaysia. In response to local users’ diverse consumption habits and culture, we have adjusted our course packages to the Malaysia market and mainly offer three-to-six-month course packages, which has amassed a large number of local English learners for our English course offerings. In the Middle East, we offer our package with a wide range of prices from US$512 to US$2,880, catering to the varied spending power of users.

We expect that in 2025, we will further deepen the penetration of our one-on-one online English lesson business in the countries and regions where we are currently operating as well as explore new markets. We will further upgrade and refine our English course offerings to better meet the demands of local users in terms of localized course content, payment channels and customer services. We strive to provide more English learners with the opportunity to communicate with the world through our platform.

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

Our proprietary online and mobile education platforms, particularly our Air Class platform, are critical to students’ learning experience. The Air Class platform integrates a number of features that allows us to closely simulate, and in some ways surpass, a traditional classroom experience. Our 51Talk mobile app, which serves as an integral part of our students’ overall learning experience, allows students to book and manage lessons, access pre-lesson preparation and review materials, and take lessons at locations of their choice. Approximately 99.6% of our active students utilized our mobile app in 2024.

Our net revenues from international business increased from US$15.0 million in 2022 to US$27.1 million in 2023, and further to US$50.7 million in 2024. Our gross billings from international business increased from US$28.7 million in 2022 to US$39.9 million in 2023, and further to US$69.6 million in 2024. Such increase in our gross billings in 2024 is mainly due to the increase in the number of paying students. We define gross billings for a specific period as the total amount of cash received for the sale of course packages and services in such period, net of the total amount of refunds in such period. We incurred net loss from international business of US$12.8 million, US$15.0 million and US$7.3 million in 2022, 2023 and 2024, respectively.

The following table sets forth our key operating data of international business for the years indicated:

	For the Year Ended December 31,
	2022	2023	2024
Summary of Operating Data
Gross billings (1) (in US$ millions)	28.7	39.9	69.6
Active students with general lesson consumption (2) (in thousands)	26.4	51.9	97.5
Paying students (3) (in thousands)	25.3	37.4	68.3
Average spending per paying student (in US$ thousands)	1.1	1.1	1.0

Notes:

(1)	“Gross billings” for a specific period refer to the total amount of cash received and receivable from third party payment platforms for the sale of course packages and services in such period, net of the total amount of refunds in such period. Data here were from our internal business system and converted with corresponding quarterly exchange rate, which may lead to differences with bank records.
(2)	An “active student with general lesson consumption” for a specified period refers to a student who booked at least one paid lesson, excluding those students who only attended paid live broadcasting lessons or trial lessons. A lesson is considered “booked” when it is taken or when the student to such lesson is confirmed absent.
(3)	A “paying student” for a specified period refers to a student that purchased a course package during the period, excluding those students who only paid for live broadcasting lessons or trial lessons, and the total number of “paying students” for a specified period refers to the total number of paying students for such period minus the total number of students that obtained refunds during such period.

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

Tutors

Our teaching staff is critical to the quality of our programs and to promoting our brand and reputation. We have assembled a large pool of tutors in the Philippines. Our tutors deliver lessons based on their individual availability, at appropriate locations of their choice, and are paid according to the number of lessons they teach. Tutors who deliver paid lessons are generally engaged by us as independent contractors. As of December 31, 2024, we had approximately 7.0 thousand foreign tutors qualified to deliver lessons on our platform.

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

Classic English Junior and Classic English

Classic English Junior is taught by foreign tutors and taken by K-12 students in countries and regions outside of mainland China. After the Alleviating Burden Opinion was released in July 2021, we stopped selling Classic English Junior course to K-12 students in mainland China. Classic English is taught by foreign tutors and taken by post- secondary students outside of mainland China. Our proprietary Classic English curriculum and course materials were developed under the guidance of the Common European Framework of Reference for Languages, also known as the CEFR, and are grouped into six general stages of English proficiency, splitting across a total of 16 levels. In addition to being guided by the CEFR, our proprietary Classic English Junior curriculum and course materials are developed under the further guidelines of the Content and Language Integrated Learning teaching method, and are split across 11 levels (from LS, L0 to L9) in aggregate.

Other Courses

In response to strong demand from local users, we also launched the “All-round Mandarin Chinese Course” for children aged four to 12 in Hong Kong, which caters to the local demand for learning Mandarin language skills.

Course Content Development

Team

We have dedicated course content development teams mainly based in Beijing, employing a total of six professionals as of December 31, 2024. Our content development team members focus exclusively on developing, updating and improving our curriculum and course materials. We leverage the familiarity of our professionals in Beijing with the learning patterns of Chinese students to produce customized and high-quality course material for our students outside mainland China.

Process

Our Classic English Junior and Classic English course materials and content for substantially all of our popular specialty courses are developed in-house.

We regularly and systematically update our existing curriculum to make them more effective and appealing to our students, and to adopt the latest English teaching methods. We also regularly engage in new course development in order to capture the demands created by evolving needs for English education. The feedback and market information we gather provide us with a wealth of resources for updating our existing course materials and developing new courses. For major updates to our flagship courses, we first pilot-test the new versions for several months to assess student and teacher satisfaction. We then broadly release such new versions on our platform after we have incorporated the feedback.

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

Mobile app

Our mobile platform is an integral part of our students’ overall learning experience. Through our mobile app, we enhance the learning experiences of our students with better flexibility and higher frequency of engagement. It allows students to book and manage lessons, access pre-lesson preparation and review materials and take lessons over their mobile devices. It also supports live lessons with features specifically designed for mobile devices. We continually upgrade and optimize our mobile app to improve our student experience. Approximately 99.6% of our active students accessed our mobile platform at least once in 2024. We offer our mobile app on both iOS and Android.

Students

In 2022, 2023 and 2024, we had 26.4 thousand, 51.9 thousand and 97.5 thousand active students with general lesson consumption from international business, respectively. An “active student with general lesson consumption” for a specified period refers to a student who booked at least one paid lesson, excluding those students who only attended paid live broadcasting lessons or trial lessons. A lesson is considered “booked” when it is taken or when the student to such lesson is confirmed absent.

Student Services

We employ a service-oriented approach and devote significant resources to developing course-related support and services for our students.

Our technology support personnel are available during lesson hours to monitor and provide real-time support services to students encountering technical difficulties.

In addition to the student services described above, our general student service representatives counsel potential and existing students on our courses, assist in course-package purchases, handle student complaints and provide other support services. They are available online and by phone between 10:00 a.m. and 9:00 p.m., seven days a week on a rotation basis. Our dedicated general student service team had eight individuals, all of which are outsourced personnel as of December 31, 2024. We engage student service personnel from candidates with good communication skills and student service ethics and provide on-the-job training for our new staffs. We conduct ongoing evaluations of our student service staff and provide periodic training to improve their skills.

Furthermore, we have expanded our learner service capabilities. Our learning partners, serving as coaching guides, engage with learners and their parents through phone calls and local social media platforms preferred by users. They facilitate course bookings, pre-class preparations and post-class reviews, academic performance diagnostics, periodic learning summaries, resolution of learning-related disputes and inquiries, as well as user education. Our learning partner team had 136 individuals (including 11 full-time employees and 125 outsourced personnel) as of December 31,2024. These efforts aim to increase class attendance and improve learners’ English proficiency. Additionally, we provide professional and tailored services to ensure that both parents and learners are satisfied with our products and services.

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

Once prospective students have completed their trial lessons, our dedicated course consultants will offer feedback on the results of their English proficiency assessment, as well as introduce our holistic learning solution to prospective students. Based on this assessment and the data we had gathered from student questionnaires, our course consultants recommend an appropriate starting level and provide advice as to the most appropriate course package and study plan for each prospective student. As of December 31, 2024, we had a total of 421 dedicated course consultants (including 156 full-time employees and 265 outsourced personnel).

After a student has purchased a course package, the student is assigned to an account manager, who provides personalized and ongoing support services. Our account managers track the English proficiency progress as well as the lesson booking and participation status of each student. Our account managers also assist students with future lesson bookings and course selection to increase their activity level on our platform and regularly communicate with our students to solicit their feedback on our education program, such as teaching quality and learning experience. As of December 31, 2024, we had a total of 250 account managers (including 90 full-time employees and 160 outsourced personnel). Our account manager team plays a critical role in increasing the course package upgrades and renewals among our students.

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

We accept fee payments through bank transfer and major third-party online payment channels, including Airwallex, Stripe, Tabby, Tamara, Payermax, Checkout and 2C2P.

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

Insurance

We do not maintain any liability insurance or property insurance policies covering students, equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster, except for the liability insurance and property insurance policies for certain office in mainland China. We do not maintain business interruption insurance, nor do we maintain key-man life insurance. We maintain personal accident insurance and supplementary medical insurance for all employees after six months of employment and management in mainland China, in addition to government-mandated medical insurance. For employees in Malaysia, Thailand and Saudi Arabia, we provide government-mandated medical and supplementary medical insurance. Uninsured injury or death to our staff, or damage to any of our equipment or buildings could have a material adverse effect on our results of operations. “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have limited insurance coverage for our operations in the countries and regions where we operate our business, which could expose us to significant costs and business disruption.”

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

The Philippine Competition Commission (PCC) is able to review transactions motu proprio. Particularly, the PCC has the power to review, motu proprio, mergers and acquisitions which it believes, based on reasonable grounds, are likely to substantially prevent, restrict or lessen competition in the market.

Starting March 1, 2024, mergers and acquisitions that reach a size of party of PHP7.8 BILLION and a size of transaction of PHP3.3 BILLION will have to be notified to the PCC for mandatory merger review.

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

On March 26, 2021, the Corporate Recovery and Tax Incentives for Enterprises (CREATE law) was signed into law as Republic Act No. 11534 and took effect on April 11, 2021. Under this law, the corporate income tax rates for domestic and resident foreign corporations were reduced from 30% to 25%. However, for corporations with net taxable income of not more than five million Pesos and total assets not exceeding one hundred million Pesos, the tax rate shall be 20%.

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

On November 8, 2024, the Corporate Recovery and Tax Incentives for Enterprises to Maximize Opportunities for Reinvigorating the Economy (CREATE MORE) Act was signed into law (Republic Act No. 12066) and took effect on November 28, 2024. It further improved on the earlier CREATE Act by enhancing the tax regime and incentive framework to hopefully engaged more local and foreign investments. The CREATE MORE Act aims to generate jobs and spur economic growth. It, among others, extends the maximum period for tax incentives to 27 years, up from the 17 years provided under CREATE in order to provide businesses sufficient time to recover their investments and realize profits.

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

According to the CREATE law, those granted an income tax holiday prior to the effectivity of the law and are entitled to 5% tax on gross income earned shall be allowed to continue to avail of the five percent (5%) tax on gross income earned incentive for ten (10) years while those availing of the five percent (5%) tax on gross income earned prior the effectivity of the law shall be allowed to continue availing the said incentive for ten (10) years. The CREATE MORE Act has extended this period of tax incentives.

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

The Personal Data Protection Commission has also issued guidelines on March 28, 2024 in relation to personal data of children (individuals who are or are below 18 years old). These guidelines clarify how the provisions of the Personal Data Protection Act 2012 apply to the processing of children’s personal data in the online environment. The guidelines apply to any organisation whose online products or services are “likely to be accessed by children”, and may therefore include our products and services. The guidelines address, among others, (a) use of language that is readily understandable by children, (b) obtaining valid consent from children, (c) collection, use and disclosure of children’s personal data for reasonable purposes, (d) protection of children’s personal data, (e) notification of data breaches involving children’s personal data, and (f) conducting data protection impact assessments before releasing products or services that are likely to be accessed by children.

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

Under the Online Safety (Miscellaneous Amendments) Act, which came into effect on February 1, 2023, the Online Communication Services, or the OCS, accessible by Singapore users are subject to regulation under part 10A of the Broadcasting Act 1994. The OCS to which the Online Safety (Miscellaneous Amendments) Act applies to are set out in the fourth schedule to the Broadcasting Act 1994, which at present includes only social media services. Under the Online Safety (Miscellaneous Amendments) Act, the Infocomm Media Development Authority can, among other things, issue directions to disable access by Singapore users to egregious content found on OCSs. Egregious content includes content advocating or instructing on suicide or self-harm, physical or sexual violence and terrorism; content depicting child sexual exploitation; content posing public health risks in Singapore; and content likely to cause racial and religious disharmony in Singapore. The directions include (a) directions to an OCS provider to disable access by Singapore users to the egregious content on the service, (b) directions to an OCS provider to stop the delivery or communication of content to Singapore users, and (c) direction to an internet access service provider to block access by Singapore users to the non-compliant OCS if the OCS provider fails to comply with the directions of the Infocomm Media Development Authority. Under the Broadcasting Act 1994, OCS providers to whom a direction has been issued have a duty to take all reasonably practicable steps to comply with the direction, and non-compliance with a direction by the Infocomm Media Development Authority constitutes a criminal offense, punishable with a fine. The Infocomm Media Development Authority may also designate OCSs with significant reach or impact as Regulated Online Communication Services, or ROCS, and ROCS are required to further comply with the Code of Practice for Online Safety issued by the Infocomm Media Development Authority. To date, the Infocomm Media Development Authority has designated six OCSs as ROCS, and 51Talk has not been designated as a ROCS.

Under the Online Criminal Harms Act 2023, parts of which came into force as of February 1, 2024, designated officers from various government agencies may issue directions in respect of online activity for criminal offenses under their agencies’ purview, if the designated officer reasonably suspects that an offense (specified in the first schedule of the Online Criminal Harms Act 2023) has been committed and that any online activity is in furtherance of the offense, or suspects or has reason to believe that any online activity is preparatory to, or in furtherance of the commission of a scam or malicious cyber activity offense. These directions include (a) directions to a person who has control of the relevant materials or location to remove, stop providing or disable access to the material, (b) directions to the provider of an online service to disable access to any relevant material (or copies thereof) or the location in the online service, and (c) directions to the provider of an online service to restrict interaction between any accounts on the online service. Under the Online Criminal Harms Act 2023, non-compliance with a direction may result in orders being issued, including for (a) the blocking of access to the location by an internet access service, (b) the removal of the app by an app distribution service, and (c) suspension or provision of the online service. Government agencies may also designate online services which are subject to codes of practice and implementation directives in respect of specified offenses, though this part of the Online Criminal Harms Act 2023 will only come into force at a later date.

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

The PDPO also gives data subjects certain rights. In particular, companies that collect personal data from data subjects directly must inform the data subjects whether it is obligatory or voluntary to supply the data, the purpose of using their data and the classes of person to whom their data may be transferred, and must use that data only for the purposes for which it was collected unless with the data subject’s express and voluntary consent. Companies must also take appropriate measures to protect the security of that data, including implementing data protection policies and procedures, and ensuring that data is stored securely. The PDPO also contains, among other things, restrictions on use of personal data in direct marketing activities, provisions relating to compliance with data access requests and restrictions on unauthorized disclosure of personal data obtained without the data user’s consent.

Regulations on Copyright

The Copyright Ordinance (Chapter 528 of the Laws of Hong Kong), which came into effect in June 1997, protects intellectual property rights in Hong Kong, including copyright and related rights. The Copyright (Amendment) Ordinance 2022, which was introduced with a view to modernize the Hong Kong copyright regime under the Copyright Ordinance, came into effect on May 1, 2023. Five key areas of changes are introduced under the new regulatory framework, including, among others, a technology-neutral communication right for copyright owners to communicate their works to the public via any mode of electronic transmission and criminal sanctions against infringers making unauthorized communication of copyright works to the public.

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

Regulations on Personal Data Protection

The Personal Data Protection Act 2010 regulates the processing of personal data in the course of commercial transactions in Malaysia, and is enforced by the Personal Data Protection Commissioner. Broadly, the Personal Data Protection Act 2010 sets out key data protection principles which must be adhered to by data users (i.e., a person who either alone or jointly or in common with other persons processes any personal data or has control over or authorizes the processing of any personal data, but does not include a processor) in Malaysia, which include (i) the requirement to obtain consent prior to processing an individual’s personal data; (ii) the requirement to provide written notice to individuals in both English and the Malay language stating, among other things, the purposes for which the personal data will be processed, the classes of third parties to whom personal data will be disclosed, and the individual’s right of access; (iii) obligation to ensure that the personal data collected will be processed in a safe and secure manner; (iv) obligation to ensure that personal data processed will not be kept longer than is necessary, and (v) taking reasonable steps to ensure that personal data is accurate. The Personal Data Protection Standard 2015 further prescribes the minimum requirement for data security in processing personal data. Infringement of the Personal Data Protection Act 2010 may result in fines and imprisonment.

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

Thailand Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in Thailand.

Civil and Commercial Code of Thailand (“CCC”)

Laws governing formation and incorporation of types of Thai business entity can be found in the Civil and Commercial Code of Thailand (“CCC”). A private limited company is formed through a process which leads to the registration of a Memorandum of Association and Articles of Association (By-laws), as its constitutive documents. A company is formed with the registered capital and divided into shares to be subscribed by the promoters or shareholders. The liability of the shareholders being limited to the amount unpaid on the shares respectively held by them.

Foreign Business Act

Thai law imposes restrictions on foreigners engaging in certain business activities. The principal law with respect to foreign participation in various business activities is the Foreign Business Act, or the FBA. The FBA defines the definition of “foreigner” as (i) a non-Thai natural person, (ii) a legal entity not incorporated in Thailand, (iii) a juristic entity incorporated in Thailand with at least 50% (fifty percent) of share capital is owned by foreign individuals or entities, and (iv) a limited partnership or a registered ordinary partnership that having the managing partner or manager is a non-Thai natural person. Based on the aforesaid definition, a private limited company which is owned by majority Thai nationals and/or entities with at least more than half of the share capital shall be considered as a Thai private limited company and is not subject to the FBA. Foreigners therefore are generally allowed to participate and own less than 50% of share capital unless specific laws prescribe different ownership limits for restricted businesses.

The FBA regulates the restrictions on certain different types of business activities, which foreigners are prohibited, or restricted from participating unless prior approval is granted and obtaining a Foreign Business License, or an FBL. Such activities are divided into three lists, with each list subject to different levels of restrictions.

Beside the restricted activities as in the lists of the FBA, there are non-restricted businesses which are not subject to the FBA and foreigners are permissible to operate such activities in Thailand without the FBL requirement, such as, manufacturing business, export activity, holding company, non-commercial undertaking. However, foreigners shall still be subject to other specific laws, such as factory act and property law.

Social Security Act

The Social Security Act of B.E. 2533 (1990) (the “Social Security Act”) in Thailand, and its amendments, established the Social Security Fund (the “Fund”) with the objective of providing coverage for fund members under certain conditions. The stipulations of the Social Security Act apply to every company having one or more employees. Persons insured under the provisions of the Fund include all employees from the age of 15 years up through those not over 60 years.

A company having one or more employees must register with the Social Security Office (“SSO”) for the Fund within 30 days after hiring the first employee. If the company increases the number of employees, it must submit a new employee registration form for each new employee.

Workmen Compensation Fund

The Workmen’s Compensation Fund was established under the Workmen’s Compensation Act, B.E. 2537 (1994) (“WCA”) to ensure that adequate compensation is paid when workers are injured, become ill, or die as a result of their work, or as a result of illnesses arising out of the nature or conditions of the work, or as the Department of the Interior may prescribe. This objective will be achieved by requiring employers to register with and contribute to the Workers’ Compensation Fund and by having the Department of Labour Protection and Social Welfare pay the above compensation that employers are required to pay under the Occupational Safety and Health Act instead of employees. The contribution rate should be 0.2% - 1%.

Labour Protection Act

The Thailand Labour Protection Act (“LPA”) is a comprehensive law that sets out the rights and obligations of employers and employees in the workplace. It aims to protect the welfare of workers and ensure fair treatment.

Under section 108 of the LPA, a company shall procure the work rules in Thai language upon the date the employer employed more than ten (10) employees and shall disclose such work rules at the working place of the employee. As from 4 April 2017, the work rules are not required to submit to the Labour Department in accordance with the Order of the Head of the National Council for Peace and Order No. 21/2017 dated 4 April 2017 Governing Amendment of Laws for Ease of Doing Business.

Foreigners’ Working Management Emergency Decree

Foreigners’ Working Management Emergency Decree Pursuant to Section 8 of the Foreigners’ Working Management Emergency Decree B.E. 2560 (2017), a foreigner shall not carry out any work prescribed in the Notification issued under section 7 paragraph one or carry out any work without a work permit.

The Revenue Code

The principal law with respect to tax implication in Thailand is the Revenue Code of Thailand, or the RC, under governed by the Revenue Department.

Corporate Income Tax (“CIT”)

According to the RC, in general, a company is subject to the CIT rate of 20 % on net profit. In addition, with respect to Small Medium Enterprises which a company that having its paid-up registered capital at the end of the accounting period of not exceeding THB5 million and having annual revenue income from business operation not exceeding THB30 million per annum shall be entitled to reduction of CIT in which it will be exempted from CIT for the net profit not over THB 300,000, and it will be subject to 15% CIT on net profit range between THB300,001 – 3,000,000, and 20% CIT on net profit exceeding THB 3,000,000.

The tax year for a company is defined by a 12 (twelve) months accounting period for that entity. The date of the first accounting period commences on the date of incorporation of the juristic entity. In each accounting period, a company is required to file tax returns and pay corporate income tax twice a year.

Value Added Tax (“VAT”)

VAT is an indirect consumption tax levied on the supply of goods and provision of services by a VAT operator and on the import of goods or services. Any person (individual or juristic entity) who conducts business in Thailand and its annual turnover exceeds THB1.8 million is required to register to be a VAT operator. A VAT operator is required to comply with VAT requirements per the Revenue Code. Only a registered VAT operator is entitled to claim for prepaid VAT credit or VAT refund.

There are also other applicable taxes, for example, the excise tax, withholding tax, special business tax, land and building tax and stamp duty, etc. A company is required to file tax returns to the Revenue Department on a regular basis, including monthly, annual and semi-annual reports.

Saudi Arabia Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in Saudi Arabia.

Personal Data Protection Law

The Personal Data Protection Law was promulgated on September 16, 2021. On September 14, 2023, the President of Saudi Data & AI Authority (SDAIA) issued the Implementing Regulation of the Personal Data Protection Law and the Regulation on Personal Data Transfer Outside the Kingdom to supplement the implementation details and specific provisions of the Personal Data Protection Law.

The Personal Data Protection Law regulates how personal data is processed digitally. It requires the entities engaged in data processing to provide a clear notice of their privacy policies, specifying the purposes for which personal data is being processed. The Personal Data Protection Law ensures individuals the right to access their personal data and to be informed of the purpose of its collection and processing. They have the right to obtain a copy of their data, request corrections, updates, or deletions after the purpose of its collection has been fulfilled. Data owners may also request the restriction of the processing of their personal data for specific cases and for a limited period. The collection of personal data is restricted to the minimum necessary to achieve the specified purposes. Data cannot be used for marketing without the owner’s consent. Consent for data processing cannot be a condition for receiving services unless the service or benefit is directly related to the processing of the personal data for which consent has been granted. The law also outlines the process for disclosing personal data under specific regulations.

Under the Personal Data Protection Law, anyone who discloses or publishes sensitive data in violation of the law, with the intent to harm the data owner or for personal gain, is subject to a maximum prison sentence of two years and a fine of up to SAR3,000,000, or one of these two penalties. The public prosecution is responsible for investigating and prosecuting violations of the Personal Data Protection Law before the competent court. In the event of repeat offenses, the court has the authority to double the fine, even if it exceeds the maximum limit, provided it does not exceed twice that limit.

Furthermore, any natural or legal person who violates any provisions of the law or its regulations, other than the disclosure or publication of sensitive data as described in the previous paragraph, shall be subject to a warning or a fine not exceeding SAR5,000,000. In case of repeated violations, the fine may be doubled, even if this exceeds the maximum limit, as long as it does not exceed twice that limit. The law also grants the court the authority to order the confiscation of any proceeds obtained through the commission of violations. In addition, the law grants individuals who have suffered harm due to the commission of any violations the right to seek compensation before the court for material or moral damages, in proportion to the extent of the harm caused.

E-commerce Law

The E-Commerce Law in the Kingdom of Saudi Arabia, issued on July 10, 2019, applies to merchants, consumers, and practitioners and covers the sale and display of products, the offering and advertising of services, the exchange of related data, the relationship between E-Commerce practitioner and online shopper and product return and order cancellation, among others. The E-Commerce Council is responsible for monitoring and evaluating e-commerce activities in the Kingdom.

The E-Commerce Law imposes several obligations on service providers, including protecting the personal data of online shoppers, addressing issues related to delayed deliveries, adhering to the regulations of licensed professions that require a license for practice, and disclosing the service provider’s business location as listed in the commercial registry. It also includes the removal or blocking of non-compliant advertisements, coordinating electronic commercial advertisements, disclosing contact information, and providing the essential characteristics of goods.

The E-Commerce Law in the Kingdom imposes a range of penalties for those who violate its provisions, including a warning, a fine not exceeding SAR1 million, temporary or permanent suspension of e-commerce activities, and partial or complete blocking of the online store.

A committee, or more than one, is formed by a decision from the Minister of Commerce to review violations and decides on penalties based on the violation’s severity, its recurrence, the scale of the service provider’s business, and the harm caused to others. Any person against whom a decision has been issued under the law may appeal that decision before the Administrative Court. Additionally, the decision may require publication of its contents at the violator’s expense in one or more local newspapers or through any other appropriate means, depending on the type, severity, and impact of the violation. The publication must occur after the legally prescribed period has passed or once the ruling has become final. The competent court is responsible for resolving disputes, including claims for compensation arising from the application of the provisions of the law.

Electronic Transactions Law

The issuance of Saudi Arabian Electronic Transactions Law constitutes significant development in the legal structure of the electronic transactions system as well as in controlling, regulating and providing a legal framework for electronic transactions and signatures in general, thus providing effect and validity for these transactions. The electronic signature will be equal to a hand-written signature, having the same legal effects, provided that it is carried out in compliance with the conditions provided for in Electronic Transactions Law. Electronic transactions will also have full effect and enforceability and will be deemed as new means for transactions processing.

According to Article 23 of Electronic Transactions Law, many actions are considered a violation of the law, such as exercising the activity of the certification service provider without obtaining a license from the commission. The violation the provisions of Electronic Transactions Law will cause a fine of not more than SAR5 million and/or imprisonment for a period not exceeding five years, as well as the confiscation of the devices, systems and programs used in committing the violation.

Copyright Law

The Copyright Law in the Kingdom of Saudi Arabia is a set of rules and regulations governing the rights of any person who has created literary, scientific, or artistic work within the Kingdom. It was issued by Royal Decree in 2003, comprising twenty-eight articles. These rights remain protected for a period of fifty years after the death of the author. The provisions of the law apply to works of both Saudi and non-Saudi authors that are published, produced, performed, or displayed for the first time in the Kingdom.

The Copyright Law grants the author a set of rights over their literary, artistic, or scientific creations, whether these are moral or financial rights, and they have a specific protection period according to the law. These rights include protection from unauthorized printing or publication, alteration, or translation of the work into other languages, as well as all forms of material exploitation of the work, such as licensing or leasing it to third parties. The author also has the right to attribute the work to themselves, object to any infringement on their work, and decide on the publication, modification, or withdrawal of the work from circulation.

Any person who commits one of the violations mentioned in the law is considered to be infringing on the author’s rights. Establishments are held responsible for any violations committed by their employees on any intellectual property if it is proven that the establishment was aware of or neglected the issue. This includes retaining counterfeit or copied computer programs, audio, or visual tapes, conducting maintenance on an electronic device containing counterfeit or decoded software, or similar acts.

It is also considered an infringement of copyright and a violation of the law and its regulations to reproduce protected works, sell them, import, export, transport, publish, or rent them without permission.

Anyone who violates a provision of this law is subject to one or more of the following penalties: a warning, a fine not exceeding SAR250,000, closure of the violating establishment or the one that contributed to the infringement on the author’s rights for a period not exceeding two months, confiscation of all copies of the work, as well as the materials intended or used to commit the infringement, and imprisonment for a period not exceeding six months. In the event of repeated infringement on the same or another work, the maximum limit of the penalty, fine, and closure may be doubled.

Investment law

On August 11, 2024, the Saudi Cabinet approved the new Investment Law, which has taken effect in February 2025, replacing the Foreign Investment Law that came into effect in 2000.

The Ministry of Investment of Saudi Arabia (MISA) is the competent authority for foreign investors to invest in Saudi Arabia. Foreign investors who carry out investment activities and establish legal entities in Saudi Arabia must register with MISA in advance and obtain an “investment license” issued by MISA. The Ministry of Investment publicizes Saudi Arabia’s recommended investment industries and specific requirements for applying for licenses in various industries through the Service Manual, which is an important operational guide for the investment procedure. The current effective version is the 11th edition (2024).

According to Article 4.1 of the Investment Law, an Investor shall have the rights of being treated equally to other investors and being treated fairly and justly, among others.

Income Tax Law

The Income Tax Law gathers rules and regulatory procedures for income tax within the Kingdom of Saudi Arabia. It was issued on March 6, 2004, and specifies taxable persons. It was last amended on June 23, 2020.

The tax authority in Saudi Arabia is the Zakat, Tax and Customs Authority (“ZATCA”). The two major direct taxes in Saudi Arabia are corporate income tax and “Zakat”, but personal income tax and stamp duty are not levied. Corporate income tax and Zakat are essentially distinguished based on the nationality of the company’s shareholders. For example, if a Saudi company is directly or indirectly held by foreign investors or citizens of non-GCC member states (collectively referred to as “non-Saudi citizens”), non-Saudi citizens shall pay corporate income tax at a rate of 20%.

Withholding Tax Guideline

This Guideline - published by ZATCA - serves to provide insights and guidance on the application of the withholding tax (WHT) provisions included in the Law and its Regulation.

Withholding Tax (WHT) is an income tax assessed on Nonresidents who generates income from a source in the Kingdom. However, it differs from ordinary taxation that the Resident person or the permanent establishment in KSA making a payment to Nonresidents is required to withhold a part of that payment corresponding to tax and remit it to ZATCA. The WHT base is determined according to the total payments made not the profit.

Value Added Tax Law

Pursuant to the Unified Value Added Tax Agreement for the GCC countries (the Agreement), approved by Saudi Arabia Cabinet Decision No. 257/1438 that has been signed between all Member States of the GCC, the KSA has introduced a general tax on consumption - known as VAT.

On July 26, 2017, the Saudi government promulgated the Value Added Tax Law (Royal Decree No. M/113); on September 5 of the same year, it promulgated the Regulations for the Implementation of the Value Added Tax Law.

Saudi Arabia officially began to levy VAT on January 1, 2018. Residents or non-residents who sell or import goods or services in Saudi Arabia are VAT taxpayers, and the VAT rate is subject to the 5% standard rate and zero rate under the framework agreement. On June 7, 2020, Saudi Arabia issued Royal Decree No. A/638, announcing that the standard value-added tax rate will be increased from 5% to 15% from July 1, 2020.

Tax Evasion and Penalties

According to Article 39 of Value Added Tax Law, many activities, such as submitting incorrect, forged or false documents, declarations, record or information with the intent to evade the payment of the due tax, may be considered as tax evasion. According to Article 40 of Value Added Tax Law, the tax evasion shall be punishable by a fine of no less than the amount of the due tax and no more than three times the value of the goods or services concerned with the evasion.

Labour Law

The Saudi Labour Law and the Implementing Regulations of the Labour Law were promulgated in 2005 and 2007 respectively (the latest amendment was on August 6, 2024 and took effect in February 2025).

The Labour Law stipulates a series of provisions regulating the labour relationship between employees and employers, including the labour relationship between foreign workers and employers in Saudi Arabia. For example, the labour contract of non-Saudi nationals must be in writing and a fixed-term contract. The contract must be terminated when the foreigner’s work visa expires, and a foreigner can only provide services to one employer. If the contract does not specify the term, it is deemed to be one year from the date the employee starts working. If the labour relationship continues after the expiration of this term, the contract is deemed to be automatically renewed for the same term as the original term. Employment of local residents can sign a fixed-term or indefinite-term labour contract.

In order to increase the employment rate in the country, the Saudi government has implemented the “Nitaqat” policy, requiring all Saudi companies to employ a certain proportion of Saudi employees according to their industry and size. The proportion of Saudi employees employed by a company is called the “Saudization Percentage”. Companies are labeled platinum, green, yellow, and red according to their Saudization Percentage, and compliance is directly linked to the company’s application for work visas and payment of taxes. According to the Saudi labour Law, except for special circumstances where there are not enough qualified Saudi employees, the Saudization Percentage of a company should not be less than 75%. Since the current target of 75% is difficult to achieve, the specific requirements for the Saudization Percentage are regulated by the Ministry of Human Resources. There are different calculation standards for companies in different industries, positions and sizes. Companies need to pay attention to relevant policies to ensure that the Saudization Percentage requirements are met.

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

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001, and amended on January 8, 2011, and January 30, 2013, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration. In compliance with, and in order to take advantage of the above rules, as of December 31, 2024, we registered five software copyrights in mainland China.

Patents

The NPC Standing Committee adopted the Patent Law of the People’s Republic of China in 1984 and amended it in 1992, 2000, 2008 and 2020, respectively. The State Council first promulgated the Implementation Regulations for the Patent Law of the People’s Republic of China on December 21, 1992, with the latest amendments made on December 11, 2023 and in effect on January 20, 2024. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. The Patent Office under the National Intellectual Property Administration is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention, a ten-year term for a utility model and a fifteen-year term for design, starting from the application date. Except under certain specific circumstances provided by law, any third party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder. As of December 31, 2024, we held six patents in mainland China.

Domain Name

In September 2002, the China Internet Network Information Center issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names, which was amended on May 29, 2012. On November 5, 2004, the Ministry of Industry and Information Technology promulgated the Measures for Administration of Domain Names for the Chinese Internet. The measures regulate the registration of domain names, such as the first-tier domain name “.cn.” On August 24, 2017, the Ministry of Industry and Information Technology promulgated Administrative Measures for Internet Domain Names, repealing the Measures for Administration of Domain Names for the Chinese Internet since November 1, 2017. The efforts to undertake internet domain name services as well as the operation, maintenance, supervision and administration thereof and other relevant activities within the territory of mainland China shall thereafter be made in compliance with Administrative Measures for Internet Domain Names. On June 18, 2019, the China Internet Network Information Center issued the Measures on Resolution of Disputes over National Top-level Domain Names. Pursuant to these measures, the domain name disputes shall be accepted and solved by a domain name dispute resolution body as recognized by the center.

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

The Foreign Investment Law of the PRC is considered to grant national treatment to foreign-invested enterprises, except that foreign-invested enterprises are subject to certain restrictions or prohibitions if they propose to operate in certain industries prescribed on the Special Administrative Measures for Access of Foreign Investment (Negative List) (2024 version). The Foreign Investment Law of PRC establishes the administration systems for foreign investment, which mainly consists of pre-establishment national treatment plus the negative list, foreign investment information report system and security review system. The said systems, together with other administration measures stipulated under the Foreign Investment Law, constitute the frame of foreign investment administration. The pre-establishment national treatment refers to granting foreign investors and their investments, in the stage of investment access, the treatment no less favorable than that granted to domestic investors and their investments; the negative list refers to special administrative measures for access of foreign investments in certain fields and the national treatment will be given to the foreign investments that do not fall within any of the categories set out in the negative list.

On September 6, 2024, the Ministry of Commerce and the National Development and Reform Commission jointly promulgated the Special Administrative Measures for Access of Foreign Investment (Negative List) (2024 version), which became effective on November 1, 2024. Under these measures, pre-school education, senior high school education in grades 10 to 12, and higher education are in a restricted industry, meaning foreign educational organizations with relevant qualifications and experience and Chinese educational organizations are only allowed to operate pre-school education, senior high schools and higher education in cooperative ways by the form of a cooperative joint venture in the PRC. Foreign investment is banned from compulsory education, which means grades 1 to 9. Foreign investment is allowed in after-school tutoring services and training services which do not grant certificates or diplomas and non-academic vocational training institutions.

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

The following diagram illustrates our current corporate structure, which includes our significant subsidiaries and consolidated affiliated entities as of the date of this annual report:

Notes:

⁎ The holding company in which the investors hold their interests

+ Our operating subsidiaries

(1)	Jack Jiajia Huang and Ting Shu through their holding vehicles, which are wholly owned by TB Family Trust established for the benefits of Mr. Huang and Ms. Shu and their family members, beneficially owned 24.6% of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 28, 2025, which represents 38.9% of the aggregate voting power of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 28, 2025. Mr. Huang by himself and through his own holding vehicles, which are wholly owned by HH Talent Trust established for the benefits of Mr. Huang and his family members, beneficially owned 5.9% of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 28, 2025, which represents 1.6% of the aggregate voting power of our total issued and outstanding Class A and Class B ordinary shares on an as- converted basis as of February 28, 2025. DCM Funds, including DCM Hybrid RMB Fund, L.P., DCM Ventures China Turbo Fund, L.P. and DCM Ventures China Turbo Affiliates Fund, L.P., beneficially owned 19.4% of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 28, 2025, which represents 45.7% of the aggregate voting power of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 28, 2025. Sequoia Capital China Investment Funds, including SCC Venture V Holdco I, Ltd. and SCC Growth I Holdco A, Ltd., beneficially owned 11.4% of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 28, 2025, which represents 3.1% of the aggregate voting power of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 28, 2025. Golien Ltd beneficially owned 5.4% of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 28, 2025, which represents 1.6% of the aggregate voting power of our total issued and outstanding Class A and Class B ordinary shares on an as- converted basis as of February 28, 2025. Other shareholders including certain principal shareholders, beneficially own 33.3% of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 28, 2025, which represents 9.1% of the aggregate voting power of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 28, 2025.

(2)	Each of Noel Lee, Huiru Yuan, Jennifer Que, Arman James Manalang and Samuel Celestino holds 0.000001% of the equity interest in Philippines Co II. Each of Noel Lee, Huiru Yuan, Jennifer Que, Arman James Manalang, and Samuel Celestino is a director of Philippines Co II. We entered into contractual arrangements with some of these individual shareholders which provide us an exclusive option to purchase all of these individual shareholders’ equity interests in Philippines Co II and the power to exercise their shareholder rights.
(3)	Each of Cindy Chun Tang, Frank Lin, Rommel Quozon, Janice Elizabeth Santos and Anna Marie Rivera holds 0.0002% of the equity interest in Philippines Co III. Each of Cindy Chun Tang, Frank Lin, Rommel Quozon, Janice Elizabeth Santos and Anna Marie Rivera is a director of Philippines Co III. We entered into contractual arrangements with one of these individual shareholders which provide us with an exclusive option to purchase all of the individual shareholder’s equity interests in Philippines Co III and the power to exercise their respective shareholder rights.
(4)	In July 2018, HelloWorld Online Education Group, or HelloWorld Online Cayman, was incorporated as a wholly owned subsidiary of 51Talk Online Education Group.
(5)	In December 2021, HelloWorld Online Education PTE. Ltd., or HelloWorld Online Singapore, was incorporated as a wholly owned subsidiary of HelloWorld Online Cayman.
(6)	In August 2018, HelloWorld Online Education Group (HK) limited, or HelloWorld Online HK, was incorporated as a wholly owned subsidiary of HelloWorld Online Cayman.
(7)	In April 2022, 51TALK TRAINING SDN. BHD, or 51TALK TRAINING MAS, was incorporated as a wholly owned subsidiary of HelloWorld Online Singapore.
(8)	In November 2022, Helloworld Education Online (Thailand) Co., Ltd., or Helloworld Education Thailand, was incorporated as a subsidiary of our company to operate our business in Thailand. Helloworld Online Singapore, Ms. Piyanuch Thiensri and Ms. Chularak Aramruansakul hold 49%, 26% and 25% of the equity interest in Helloworld Thailand, respectively. Helloworld Online Singapore holds ordinary shares, and each ordinary share is entitled to one vote. Ms. Piyanuch Thiensri and Ms. Chularak Aramruansakul hold preference shares, and ten preference shares is entitled to one vote. As a result, we, through Helloworld Online Singapore, hold 90.6% of the voting power of Helloworld Education Thailand.
(9)	In September 2018, Beijing HelloWorld Online Technology Co., Ltd., or HelloWorld Online, was incorporated as a wholly owned subsidiary of HelloWorld Online HK.
(10)	In March 2023, Darb Al-Najah Training Company, or Darb Al-Najah was incorporated as a wholly owned subsidiary of HelloWorld Online Singapore to operate the international business in Saudi Arabia.
(11)	In January 2024, HAWO EDUCATION INVESTMENT -FZCO, or UAE INVESTMENT, was incorporated as a wholly owned subsidiary of HelloWorld Online Singapore in United Arab Emirates.
(12)	In February 2024, Hawo Online Training L.L.C-FZ, or UAE Training, was incorporated as a wholly owned subsidiary of HelloWorld Online Singapore in United Arab Emirates.

Historically, as we were the primary beneficiary of the former mainland China consolidated VIEs for accounting purposes, we conducted part of our business in mainland China through the former mainland China consolidated VIEs. In 2022, all of the former mainland China consolidated VIEs were divested along with the China Mainland Business or subsequently dissolved. As of the date of this annual report, we do not have any VIE in mainland China nor maintain any contractual arrangement between our mainland China subsidiaries and our offshore subsidiaries or 51Talk Online Education Group that could affect the manner in which we operate or impact our ability to control our subsidiaries.

Contractual Arrangement with Our Subsidiaries in the Philippines and Its Shareholders

Under the Philippine Corporation Code, the business, assets and affairs of a corporation are handled and managed by a board of directors, which is composed of the number of individuals mandated under the corporation’s articles of incorporation. Philippine law further requires that each director own at least one share of stock in his or her name in the books of the corporation. In order to comply with the foregoing, there are five individual shareholders in each of Philippines Co II and Philippines Co III, holding an aggregate of 0.000005% and 0.001% of the equity interest of Philippines Co II and Philippines Co III, respectively. We have entered into (i) contracts with Philippines Co II, and some of the shareholders of Philippines Co II, i.e., Huiru Yuan, Jennifer Que and Samuel Celestino, which we refer to as the signing shareholders of Philippines Co II; and (ii) contracts with Philippines Co III and one shareholder of Philippines Co III, Frank Lin, which we refer to as the signing shareholder of Philippines Co III.

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

We maintain offices in Pasig City, Philippines, Hong Kong, Kuala Lumpur, Malaysia and other places outside mainland China with an aggregate of 3,958 square meters. These facilities accommodate part of our sales and marketing and general and administrative activities. We also maintain offices in mainland China with an aggregate of 2,461 square meters accommodating part of our product development and general and administrative activities.

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

Historically, a significant majority of our revenue was generated from our China Mainland Business, which was operated by the subsidiaries and VIEs controlled by China Online Education (HK) limited, which was in turn our wholly owned subsidiary before June 30, 2022. We entered into a definitive share purchase agreement, dated June 24, 2022, with Dasheng Holding (HK) Limited, an entity controlled by Mr. Jiajia Jack Huang, our chairman of the board of directors and chief executive officer, pursuant to which Mr. Jiajia Jack Huang, through Dasheng, acquired all of our company’s online English tutoring businesses in mainland China, including all associated liabilities and assets, for US$1. On June 30, 2022, we completed the divestiture of the China Mainland Business. After the divestiture, our company focuses on providing online English tutoring lessons taught by foreign tutors to K - 12 and post - secondary students in countries and regions outside of mainland China, meanwhile, China Online Education (HK) limited and its subsidiaries ceased to be our subsidiaries and the VIEs in mainland China were divested along with such divestiture or subsequently dissolved.

Effective January 1, 2022, we elected to change our reporting currency from RMB to USD. The functional currency of our company and our subsidiaries incorporated in the Cayman Islands, Hong Kong and Singapore is United States dollars, the functional currency of the Philippines entities is Peso, the functional currency of the Thailand entity is Thai Baht, the functional currency of Saudi is Saudi Riyal, the functional currency of the Malaysia entity is Ringgit, the functional currency of United Arab Emirates entities is Dirham and the functional currency of the mainland China entities in our company is RMB. In the consolidated financial statements, the entities located in mainland China, the Philippines, Malaysia, Thailand and Saudi have been translated into USD. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average of exchange rates during their respective reporting period.

Our net revenues increased from US$15.0 million in 2022 to US$27.1 million in 2023, and further to US$50.7 million in 2024. Our gross billings increased from US$28.7 million in 2022 to US$39.9 million in 2023 and further to US$69.6 million in 2024. We define gross billings for a specific period as the total amount of cash received and receivable from third party payment platforms for the sale of course packages and services in such period, net of the total amount of refunds in such period. Our net losses from continuing operations in 2022 was US$12.8 million, and our net losses in 2023 and 2024 was US$15.0 million and US$7.3 million, respectively.

Change in Segment Reporting

Upon the divestiture of the China Mainland Business on June 30, 2022, the chief operating decision maker no longer reviews the China Mainland Business, as a result, we reevaluated our segments and now have classified the China Mainland Business as discontinued operations. As of December 31, 2023 and 2024, we had only one reportable segment, namely the international business segment.

Selected Income Statement Items

Net Revenues

In 2022, 2023 and 2024, we generated net revenues from continuing operations of US$15.0 million, US$27.1 million and US$50.7 million, respectively. We generally collect fees in advance, which we initially record as advances from students. We mainly offer prepaid credit packages with minimum monthly consumption for our students to purchase. For prepaid credit packages, fees for lessons that have expired are automatically recognized as revenues. We had advances from students from international business of US$27.2 million and US$45.1 million as of December 31, 2023 and 2024, respectively. Our net revenues are presented net of value - added tax.

Cost of Revenues

Our cost of revenues primarily consists of service fees to our tutors who delivered paid lessons, payment processing fees charged by third party payment channels, cost of server and bandwidth and compensation to personnel providing support for our services. We recorded cost of revenues from continuing operations of US$3.2 million, US$6.3 million and US$11.2 million in 2022, 2023 and 2024, respectively.

Operating Expenses

Our operating expenses from continuing operations consist of sales and marketing expenses and general and administrative expenses, and to a lesser extent, product development expenses. The following table sets forth, for the years indicated, our operating expenses, in absolute amounts and as percentages of total net revenues:

	For the Year Ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Operating expenses:
Sales and marketing	13,279	88.2%	23,637	87.2%	33,388	65.9%
General and administrative	8,068	53.6%	7,727	28.5%	10,615	20.9%
Product development	2,865	19.0%	3,088	11.4%	3,571	7.0%
Total operating expenses	24,212	160.8%	34,452	127.1%	47,574	93.8%

Our sales and marketing expenses primarily consist of payroll and employee benefits to our sales and marketing personnel, online and mobile marketing expenses, branding expenses, free trial lesson - related expenses.

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

Singapore

Our wholly owned subsidiary in Singapore, HelloWorld Online Education Pte. Ltd., is subject to 17% Singapore corporate income tax on its taxable income generated from operations in Singapore for the year 2024. In 2024, HelloWorld Online Education Pte. Ltd. was in a loss position, hence no taxable profit was reported during such period.

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

Saudi Arabia

Our subsidiary in Saudi Arabia, Darb Al - Najah Training Company, was incorporated in 2023. The income is subject to Saudi tax laws. The income tax rate is 20% on taxable profits.

United Arab Emirates

Our subsidiaries in United Arab Emirates, HAWO EDUCATION INVESTMENT-FZCO and Hawo Online Training L.L.C-FZ were incorporated in 2024. The income is subject to United Arab Emirates laws. The income tax rate is 9% on taxable profits.

Hong Kong

Commencing from the year of assessment 2018/2019, the first HK$2 million of profits earned by our subsidiaries incorporated in Hong Kong (being our former wholly owned subsidiary COE HK Co I and our wholly owned subsidiary COE HK Co II and HelloWorld Online HK) have been taxed at half the current tax rate of 16.5% (i.e., 8.25%) while the remaining profits continue to be taxed at the existing 16.5% tax rate. For the years ended December 31, 2022, 2023 and 2024, there was no taxable profit for COE HK Co II. For the years ended December 31, 2022, 2023 and 2024, there was no taxable profit for HelloWorld Online HK. In addition, payments of dividends by our subsidiaries incorporated in Hong Kong to us are not subject to withholding tax in Hong Kong.

Philippines

Philippines Co II has been registered with the Philippine Economic Zone Authority, or PEZA, as an Ecozone IT Enterprise since December 19, 2014. As such, it is entitled to an income tax holiday, or 100% exemption from corporate income tax, for four years from its PEZA registration, the tax and duty free importation of raw materials, capital equipment, machineries and spare parts, VAT zero - rating for local purchases of goods and services, and exemption from payment of local government imposts, fees, licenses, and taxes, and exemption from expanded withholding tax under Philippines tax law. In February 2022, Philippine Co II left the PEZA offices in Alpha and Bacolod and the tax holiday ended. Thereafter, it will be subjected to 25% corporate income tax like any other Philippine corporation.

Since Philippines Co III are not within any special economic zone territory, Philippines Co III is subject to a corporate income tax of 20% of the taxable net income on all income derived during each taxable year from sources within and outside of the Philippines. In addition to the corporate income tax, these two companies are also subject to 12% of Value Added Tax on all income generated within the Philippines. Prior to the Ease of Paying Taxes Act (Republic Act No. 11976), which took effect on January 22, 2024, the VAT on services was based on gross receipts.

We made provisions for income tax expense in Philippines Co II and Philippines Co III for the years ended December 31, 2022, 2023 and 2024, as Philippines Co II and Philippines Co III reported taxable profit during such period.

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

Discontinued Operations

In June 2022, we entered into a definitive share purchase agreement with Dasheng Holding (HK) Limited, an entity controlled by Mr. Jiajia Jack Huang, our chairman of the board of directors and chief executive officer of our company pursuant to which Mr. Jiajia Jack Huang, through Dasheng, acquired all of our online English tutoring businesses in mainland China, including all associated liabilities and assets for US$1. In addition, we were granted a right to purchase the China Mainland Business with an exercise price equal to US$0.001, which expires at the 5th anniversary of June 30, 2022. It’s unlikely that the warrant will become exercisable because such exercise of warrant shall be subject to laws and regulations of competent government authorities, including the Opinions issued by the General Office of the CPC Central Committee and the General Office of the State Council. We refer to this transaction as the divestiture of the China Mainland Business throughout this annual report. At the end of June 2022, the divestiture of the China Mainland Business had been consummated. Upon the consummation of the divestiture of the China Mainland Business, our ownership interest in the China Mainland Business decreased from 100% as of December 31, 2021, to nil. The divestiture of the China Mainland Business represents a strategic shift and has a major effect on our result of operations. Accordingly, assets, liabilities, revenues and expenses and cash flows related to the China Mainland Business have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. The consolidated balance sheets as of December 31, 2022, consolidated financial statements of operations and consolidated financial statements of cash flows for the year ended December 31, 2022 have been adjusted to reflect this change. Specifically, net loss of US$29.7 million in 2022 has been excluded from our financial results from international business and have been separately reclassified to the divested China Mainland Business.

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

	For the Year Ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Net revenues	15,048	100.0	27,111	100.0	50,692	100.0
Cost of revenues	(3,194)	21.2	(6,322)	23.3	(11,164)	22.0
Gross profit	11,854	78.8	20,789	76.7	39,528	78.0
Operating expenses and other income:
Sales and marketing expenses	(13,279)	88.2	(23,637)	87.2	(33,388)	65.9
Product development expenses	(2,865)	19.0	(3,088)	11.4	(3,571)	7.0
General and administrative expenses	(8,068)	53.6	(7,727)	28.5	(10,615)	20.9
Loss from operations	(12,358)	82.1	(13,663)	50.4	(8,046)	15.9
Interest income	27	0.2	165	0.6	229	0.5
Other (expenses)/income, net	(453)	3.0	(1,416)	5.2	771	1.5
Loss before income tax	(12,784)	85.0	(14,914)	55.0	(7,046)	13.9
Income tax expenses	(60)	0.4	(118)	0.4	(276)	0.5
Net loss from continuing operations, net of income tax	(12,844)	85.4	(15,032)	55.4	(7,322)	14.4
Net loss from discontinued operations, net of income tax	(29,712)	—	—	—	—	—
Net loss	(42,556)	—	(15,032)	—	(7,322)	—
Net loss attributable to noncontrolling interests	—	—	—	—	(87)	—
Net loss, all attributable to the Company’s ordinary shareholders	(42,556)	—	(15,032)	—	(7,235)	—

The Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

Net Revenues

Our net revenues from our international business operations increased by 87% from US$27.1 million in 2023 to US$50.7 million in 2024. The increase was primarily attributable to the increase in the number of paid lessons booked driven by the increase in the number of active students of our international business. The number of active students with general lesson consumption increased by 87.9% from 51.9 thousand in 2023 to 97.5 thousand in 2024. The number of active students is the main driver for our revenue. We track the number of active students as a key indicator for our business growth and manage our course offerings and sales strategies accordingly.

Cost of Revenues

Our cost of revenues from our international business operations increased by 76.6% from US$6.3 million in 2023 to US$11.2 million in 2024. The increase was primarily due to the increase in total service fees paid to tutors, which was mainly resulting from the delivery of an increased number of paid lessons. The total amount of service fees paid to tutors for delivering paid lessons increased by 70.5% from US$5.2 million in 2023 to US$8.9 million in 2024.

Gross Profit

As a result of the foregoing, our gross profit from our international business operations was US$20.8 million in 2023 and US$39.5 million in 2024. Our gross margin increased from 76.7% in 2023 to 78.0% in 2024. The increase was mainly attributable to an increase in the price for prepaid credit packages.

Operating Expenses

Our operating expenses from our international business operations increased by 38.1% from US$34.5 million in 2023 to US$47.6 million in 2024. The increase was mainly due to the increases in sales and marketing expenses, general and administrative expenses and product development expenses.

Sales and Marketing Expenses

Our sales and marketing expenses from our international business operations increased by 41.3% from US$23.6 million in 2023 to US$33.4 million in 2024. The increase was primarily due to the increase in headcount and personnel - related expenses and the increase in advertising and promotion fees for our international business.

General and Administrative Expenses

Our general and administrative expenses from our international business operations increased by 37.4% from US$7.7 million in 2023 to US$10.6 million in 2024. This decrease was primarily due to the increase in headcount and personnel - related expenses

Product Development Expenses

Our product development expenses from our international business operations increased by 15.6% from US$3.1 million in 2023 to US$3.6 million in 2024. The increase was primarily due to an increase in the number of technology and course development - related personnel in the international business.

Other income / (expenses), net

We recorded other expenses, net from our international business operations of US$1.4 million in 2023 and other income, net of US$0.8 million in 2024. The fluctuation was primarily due to, in 2024, the reversal of the provision for interests and penalties of the taxes that were recognized in 2023.

Income Tax Expenses

We recorded income tax expenses from our international business operations of US$0.1 million in 2023 and US$0.3 million in 2024, respectively.

Net loss

As a result of the foregoing, we incurred net loss from our international business operations of US$15.0 million and US$7.3 million in 2023 and 2024, respectively.

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

Gross Profit

As a result of the foregoing, our gross profit from our international business operations was US$11.9 million in 2022 and US$21.0 million in 2023. Our gross margin decreased from 78.8% in 2022 to 76.7% in 2023. The decrease was mainly due to the increase in tutors - related cost to develop our international business.

Operating Expenses

Our operating expenses from our international business operations increased by 42.3% from US$24.2 million in 2022 to US$34.5 million in 2023. The increase was mainly due to the increases in sales and marketing expenses and product development expenses.

Sales and Marketing Expenses

Our sales and marketing expenses from our international business operations increased by 78.0% from US$13.3 million in 2022 to US$23.6 million in 2023. The increase was primarily due to the increase in headcount and personnel - related expenses and the increase in advertising and promotion fees for our international business.

General and Administrative Expenses

Our general and administrative expenses from our international business operations decreased by 4.2% from US$8.1 million in 2022 to US$7.7 million in 2023. This decrease was primarily due to the reduction in consulting and audit fees.

Product Development Expenses

Our product development expenses from our international business operations increased by 7.8% from US$2.9 million in 2022 to US$3.1 million in 2023. The increase was primarily due to an increase in the number of technology and course development - related personnel in the international business.

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

Net loss

As a result of the foregoing, we recorded net loss of US$42.6 million and US$15.0 million in 2022 and 2023, respectively.

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

Cash Flows and Working Capital

51Talk Online Education Group is a holding company with no operations of its own. 51Talk Online Education Group may, through capital contributions or loans, provide funding to its wholly owned subsidiaries in Hong Kong or subject to the satisfaction of applicable government registration and approval requirements, to its wholly owned mainland China subsidiaries. In addition, offshore subsidiaries of 51Talk Online Education Group pay service fees to certain mainland China subsidiary of 51Talk Online Education Group pursuant to operating management service agreements, marketing service agreements and research and development service agreements. Prior to the termination of the VIE structure, 51Talk Online Education Group and its offshore subsidiaries may provide funding to the former mainland China consolidated VIEs through loans, and the former mainland China consolidated VIEs may transfer cash to our mainland China subsidiaries by paying service fees under the relevant contractual arrangements. To effectively manage cash flow within our organization, we have put in place relevant cash management policies. For a more detailed description of cash flows within our organization and our cash management policies, see “Item 3. Key Information—Cash Flows through Our Organization.”

Our ability to distribute earnings to U.S. investors is limited. We are a Cayman Islands holding company, and we may rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. When any of our subsidiaries incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings. As of the date of this annual report, we only derive revenues from business operations conducted through our offshore subsidiaries. However, there is a possibility that some students in mainland China may be able to bypass our geolocation setting and register for and attend our courses.

For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations. As we primarily derive our revenue from our operations in countries and regions outside mainland China, we are more likely to rely on dividend payments or other distributions from our offshore subsidiaries, if our offshore subsidiaries decide to do so. Additionally, under our current corporate structure, our mainland China subsidiaries may also distribute dividends or make other distributions on equity to us, subject to satisfaction of applicable government filing and approval requirements. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—Our mainland China subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.”

In addition, under laws and regulations of mainland China, our mainland China subsidiaries are subject to restrictions on foreign exchange and cross-border cash transfers, including to our holding company 51Talk Online Education Group and to U.S. investors. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—PRC regulations relating to foreign exchange registration of international investment by mainland China residents may subject our mainland China resident beneficial owners or our mainland China subsidiaries to liability or penalties, limit our ability to inject capital into these subsidiaries, limit mainland China subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.” To the extent cash or other assets in the business is in mainland China or a mainland China entity, the funds or other assets may not be available to fund operations or for other use outside of mainland China due to the imposition of restrictions and limitations by the PRC government on the ability of 51Talk Online Education Group or its subsidiaries to transfer cash or other assets. As of the date of this annual report, there is no equivalent or similar restriction or limitation in Hong Kong on cash or other assets transfers in, or out of, our Hong Kong entities, except for the transfer of funds involving money laundering and criminal activities. However, if restrictions or limitations were to become applicable to cash or other asset transfers in and out of Hong Kong entities in the future, the funds or other assets in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. There is no assurance that the ability of us, our subsidiaries and the former mainland China consolidated VIEs to transfer cash will not subject to further limitations or restrictions imposed by the PRC government. Neither our subsidiaries nor the former mainland China consolidated VIEs made cash dividends or other distributions to 51Talk Online Education Group, the holding company, or its offshore subsidiaries, in the years ended December 31, 2022, 2023 and 2024. Going forward, our subsidiaries intend to retain most, if not all, of their available funds and any future earnings.

Our principal sources of liquidity have been proceeds from our initial public offering and the concurrent private placements, follow - on public offering and cash generated from operating activities. In June 2020, we completed a registered follow - on public offering, where we issued and sold 81,785 ADSs (including 6,785 ADSs sold from the exercise of over - allotment option) at a public offering price of US$76.00 per ADS. We received aggregate gross proceeds from the follow - on public offering of approximately US$6.2 million. As of December 31, 2024, we had US$29.2 million in cash, cash equivalents, and time deposits. Cash equivalents consist of cash held in accounts managed by certain third - party online payment channels in connection with the collection of fees online.

As of December 31, 2024, we and our subsidiaries held cash, cash equivalents and time deposits in the amount of US$14.5 million, SAR19.4 million, SGD3.4 million, MYR5.6 million, HKD6.7 million, RMB16.1 million and THB57.2 million in bank accounts in mainland China, Saudi Arabia, Singapore, Malaysia, Hong Kong and Thailand, and our consolidated entities in mainland China held cash, cash equivalents in the amount of US$1.0 million in mainland China, which included cash reserved to settle payables to our mainland China subsidiaries.

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

Our consolidated financial statements for 2024 had been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. We incurred net losses of US$12.8 million, US$15.0 million and US$7.3 million from international business operations for the fiscal years ended December 31, 2022, 2023 and 2024, respectively. Accumulated deficits were US$353.6 million as of December 31, 2024. The net current liabilities of continuing operations were US$9.3 million and US$16.8 million as of December 31, 2023 and 2024, respectively. The operating cash inflows from continuing operations were US$1.9 million, US$0.6 million and US$5.8 million for the years ended December 31, 2022, 2023 and 2024, respectively. We assess our liquidity by our ability to generate cash from operating activities to fund our operations, attract investors and borrow funds on favorable economic terms.

Operating Activities

Net cash provided by operating activities from our international business operations in 2023 and 2024 was US$0.6 million and US$5.8 million, respectively. The year over year increase from 2023 to 2024 was primarily due to the increase in advances from students.

Net cash provided by operating activities from our international business operations in 2022 and 2023 was US$1.9 million and US$0.6 million, respectively. The year over year decrease from 2022 to 2023 was primarily due to the increase in our cash paid as prepaid expenses and other current assets.

Investing Activities

Net cash provided by investing activities from international business operations amounted to US$0.5 million in 2024, which was primarily attributable to withdrawal of time deposits.

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

Financing Activities

Net cash provided by financing activities from international business operations in 2024 amounted to US$0.2 million, which was mainly due to capital injection from noncontrolling interests.

Net cash used in financing activities from international business operations in 2023 and 2022 amounted to nil.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with leasehold improvements and investments in office furniture, computers and servers. Our capital expenditures from our international business were US$0.01 million, US$0.3 million and US$0.3 million in the years ended December 31, 2022, 2023 and 2024, respectively. We intend to continue to utilize real estate leasing in order to allocate our capital resources cost - efficiently. We may make acquisitions of businesses and properties that complement our operations when suitable opportunities arise.

Material Cash Requirements

Other than the ordinary cash requirements for our operations, our material cash requirements as of December 31, 2024, and any subsequent interim period primarily include our operating lease obligations and purchase commitments.

The following table sets forth our contractual obligations as of December 31, 2024:

		Less than	1–3	More than
	Total	1 year	years	3 years

	in US$ thousands
Operating lease obligations(1)	2,813	1,519	1,294	—
Purchase commitments(2)	747	745	2	—

Notes:

(1)

Represents our non-cancelable leases for our offices and learning centers, which include all future cash outflows under ASC Topic 842, Leases and the operating leases that have not commenced as of December 31, 2024.

(2)	Purchase commitments mainly include minimum commitments for enterprise routine operations and short-term lease payment.

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

As of December 31, 2024, we held sixteen registered domain names relating to our business, five registered software copyrights and four trademarks in several jurisdictions.

D.           Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

We assess recoverability of contract cost assets periodically, or more frequently if events or circumstances indicate an impairment may exist. We recognize an impairment loss in profit or loss to the extent that the carrying amount of a contract cost asset exceeds: (a) the amount of consideration that we have received but not yet provided the service, less (b) the costs that relate directly to providing those goods or services and that have not been recognized as expenses

The recoverability of contract cost assets depends on whether we can continue to provide lessons delivered by international tutors, the refund level subsequent to December 31, 2024 and whether any related considerations would be forfeited. We offered refunds of course fees subject to timing and other conditions in accordance with our refund policies. The number of refund requests that we receive and the amount of refunds could be affected by a number of factors, many of which are beyond our control. No impairment of contract cost assets for our international business, i.e., continuing business, was recognized for the years ended December 31, 2022, 2023 and 2024.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 (z) “recently issued accounting pronouncements” to our consolidated financial statements included elsewhere in this annual report.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jack Jiajia Huang	40	Founder, Chairman, Chief Executive Officer
Ting Shu	39	Co-Founder, Director
Cindy Chun Tang	49	Chief Financial Officer
Frank Lin	60	Director
Jimmy Lai	69	Independent Director
Xiaoguang Wu	49	Independent Director

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

Mr. Frank Lin has served as our director since June 2013. Mr. Lin is a general partner of DCM, a technology venture capital firm. Prior to joining DCM in 2006, Mr. Lin was the chief operating officer of SINA Corporation, a Nasdaq - listed company. He co - founded SINA’s predecessor, SinaNet, in 1995 and later guided SINA through its listing on Nasdaq. Mr. Lin had also held various marketing, engineering and managerial positions at Octel Communication Inc. and NYNEX. Mr. Lin currently serves on the board of directors of various DCM portfolio companies, including Tuniu Corporation and QuantaSing Group Limited, which are Nasdaq - listed companies, and Vipshop Holdings Limited, an NYSE - listed company. Mr. Lin received an MBA degree from Stanford University and a bachelor’s degree in engineering from Dartmouth College.

Mr. Jimmy Lai has served as our independent director since June 2024. Mr. Lai also serves as an independent director of several NYSE - listed companies, including Zepp Corporation (NYSE: ZEPP), FinVolution Group (NYSE: FINV) and Youdao, Inc (NYSE: DAO). Mr. Lai served as our chief financial officer from June 2015 to December 2018. Prior to joining us in 2015, Mr. Lai served as the chief financial officer for several companies, including Chukong Technologies Corp., a leading mobile entertainment platform company in China, from 2013 to 2015, Gamewave Corporation, a leading webgame company in China, from 2011 to 2013, Daqo New Energy Corp., an NYSE - listed company and a leading polysilicon manufacturer based in China, from 2009 to 2011, Linktone Ltd., a Nasdaq - listed company and a leading provider of wireless interactive entertainment services to consumers in China, from 2008 to 2009 and Palm Commerce Holdings, a leading information technology solution provider for the China lottery industry, from 2006 to 2008. Prior to that, Mr. Lai served as an associate vice president of investor relations at Semiconductor Manufacturing International Corporation, a company listed on the NYSE and the Main Board of the Hong Kong Stock Exchange, from 2002 to 2006, and as a controller and director of financial planning at AMX Corporation from 1997 to 2001. Mr. Lai received his MBA from the University of Texas at Dallas and his bachelor’s degree in statistics from the National Cheng Kung University in Taiwan. Mr. Lai is a certified public accountant licensed in the State of Texas.

Mr. Xiaoguang Wu has served as our independent director since June 2016. Mr. Wu is the founding partner of Welight Capital (Hong Kong) Limited. Mr. Wu joined Tencent Inc., a company listed on the Hong Kong Stock Exchange, in 1999 as a member of the early founding team. He worked as a project manager for the research and development team for instant messaging products, a general manager for the internet business division and later became the senior executive vice president of the internet service division and the chief executive officer of Tencent E - Commerce Holdings Limited, a subsidiary of Tencent Inc. Mr. Wu has served as a senior management advisor for Tencent Inc. since June 2015. Mr. Wu has extensive experience in product research and development, product planning, product operation and marketing internet businesses. Mr. Wu currently serves on the board of directors of LexinFintech Holdings Ltd., a Nasdaq - listed company, and Hiaidilao International Holding Ltd., a Hong Kong Stock Exchange listed company and a Nasdaq - listed company. Mr. Wu received his EMBA from China Europe International Business School (CEIBS) in 2008 and his bachelor of science degree in weather dynamics from Nanjing University in 1996.

B.          Compensation

For the fiscal year ended December 31, 2024, we paid an aggregate of approximately US$387.1 thousand in cash to our executive officers and our non - executive directors. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

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

We are authorized to grant options or share purchase rights to purchase up to an aggregate of 36,229,922 Class A ordinary shares under the Pre - IPO Plans. The 2013 Plan expired in September 2023 and no additional grants may be made thereunder. The 2014 Plan expired in December 2024 and no additional grants may be made thereunder. As of February 28, 2025, options to purchase an aggregate number of 8,771,195 Class A ordinary shares have been granted and are outstanding, and nil restricted share units have been granted and are outstanding.

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

There were no outstanding options granted to our directors and executive officers under the 2013 Plan and 2014 Plan as of February 28, 2025. As of February 28, 2025, other current and former employees as a group held options to purchase 8,771,195 Class A ordinary shares under the 2014 Plan, with exercise prices ranging from US$0.0167 to US$0.904 per Class A ordinary share.

2016 Plan

We adopted the 2016 share incentive plan, or the 2016 Plan, in May 2016. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2016 Plan is initially 4,600,000 Class A ordinary shares. Beginning in 2017, the number of shares reserved for future issuances under the 2016 Plan will be increased by a number equaling to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors, during the term of the 2016 Plan. On January 1, 2025, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2016 Plan was increased to 48,259,734 Class A ordinary shares. As of February 28, 2025, options to purchase an aggregate number of 49,980 Class A ordinary shares have been granted and are outstanding, and 9,359,363 restricted share units have been granted and are outstanding. The following paragraphs summarize the terms of the 2016 Plan.

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

The following table summarizes, as of February 28, 2025, the outstanding restricted share units granted to our directors and executive officers under the 2016 Plan.

Name	Restricted Share Units	Date of Grant	Vesting Schedule
Jack Jiajia Huang	*	June 30, 2023	Approximately three years from the date of grant.
Ting Shu	*	June 30, 2023	Approximately two years from the date of grant.
Jimmy Lai	*	June 1, 2024	Approximately two years from the date of grant.
Xiaoguang Wu	*	July 1, 2024	Approximately two years from the date of grant.
Cindy Chun Tang	*	March 30, 2024	Approximately two years from the date of grant.
Total	2,496,060
*	The aggregate number of ordinary shares that will be vested from restricted share units is less than 1% of our total issued and outstanding ordinary shares.

As of February 28, 2025, other current as a group held options to purchase 49,980 Class A ordinary shares under the 2016 Plan, with exercise prices US$0.2610 per Class A ordinary share. As of February 28, 2025, other current employees as a group held 6,863,303 restricted share units under the 2016 Plan.

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

Audit Committee. Our audit committee consists of Jimmy Lai and Xiaoguang Wu and is chaired by Jimmy Lai. We have determined that each of Jimmy Lai and Xiaoguang Wu satisfies the “independence” requirements of Section 803 of the NYSE American Company Guide and meet the independence standards under Rule 10A - 3 under the Securities Exchange Act of 1934, as amended. We have determined that Jimmy Lai and Xiaoguang Wu qualify as “audit committee financial experts”. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Frank Lin, Jimmy Lai and Xiaoguang Wu, and is chaired by Frank Lin. We have determined that each of Jimmy Lai and Xiaoguang Wu satisfies the “independence” requirements of Section 803 of the NYSE American Company Guide. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Jack Jiajia Huang, Jimmy Lai and Xiaoguang Wu, and is chaired by Jack Jiajia Huang. We have determined that each of Jimmy Lai and Xiaoguang Wu satisfies the “independence” requirements of Section 803 of the NYSE American Company Guide. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

We had a total of 171, 310 and 539 full - time employees as of December 31, 2022, 2023 and 2024, respectively. As of December 31, 2024, we had approximately 28 employees in research and development, 289 employees in sales and marketing, 140 employees in management and administration, 71 employees in free trial tutors and teaching support and 11 employees in learning partner. In addition to our full - time employees, some of our subsidiaries, such as Beijing Helloworld Online Technology Co., Ltd. and HelloWorld Online Education PTE. LTD, entered into services outsource agreements with independent third - party suppliers in 2023 and 2024, through which they have outsourced part of their marketing and sales functions. As of December 31, 2024, we had 492 outsourced personnel mainly performing sales and marketing functions for us.

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

Independently contracted foreign tutors and Chinese tutors delivering paid lessons on our platform are generally not our full - time employees. We enter into service contracts with such independently contracted tutors, and pay service fees to them based on the number of lessons they teach and their teaching performance. We had approximately 7.0 thousand independently contracted foreign tutors available to deliver lessons for our international business on our platform as of December 31, 2024.

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

E.           Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2025:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially 5% or more of our ordinary shares.

The calculations in the table below are based on 351,568,497 ordinary shares outstanding as of February 28, 2025, comprising of 247,961,517 Class A ordinary shares (excluding 3,780,375 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the issuer’s share incentive plan) and 103,606,980 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
				% of total
	Class A	Class B	Total ordinary	ordinary shares on	% of
	ordinary	ordinary	shares on an as-	an as converted	aggregate
	Shares	Shares	converted basis	basis	voting power †
Directors and Executive Officers:
Jack Jiajia Huang(1)	61,441,740	45,925,744	107,367,484	30.5%	40.5%
Ting Shu(2)	40,764,900	45,925,744	86,690,644	24.6%	38.9%
Cindy Chun Tang	*	—	*	*	*
Frank Lin (3)	*	—	*	*	*
Jimmy Lai	*	—	*	*	*
Xiaoguang Wu(4)	*	—	*	*	*
All directors and executive officers as a group	67,470,480	45,925,744	113,396,224	32.2%	41.0%

Principal Shareholders:
DCM Funds(5)	10,607,110	57,681,212	68,288,322	19.4%	45.7%
Dasheng International Holdings Limited(2)	40,764,900	45,925,744	86,690,644	24.6%	38.9%
Sequoia Capital China Investment Funds(6)	40,033,395	—	40,033,395	11.4%	3.1%
Golien Ltd(7)	18,967,560	—	18,967,560	5.4%	1.5%

Notes:

*	Less than 1% of total ordinary shares on an as-converted basis.
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

(1)	Consists of Represents (i) 7,297,560 Class A ordinary shares in the form of ADSs held by Jack Jiajia Huang, (ii) 39,639,075 Class A ordinary shares in the form of ADSs held by Dasheng Global Limited, a company incorporated in the British Virgin Islands, (iii) 275,000 Class A ordinary shares issuable to Dasheng Global Limited upon the vesting of restricted share units within 60 days after February 28, 2025, (iv) 4,652,580 Class A ordinary shares in the form of ADSs purchased by HH Talent Limited, a company incorporated in the British Virgin Islands, (v) 277,200 Class A ordinary shares in the form of ADSs held by Ting Shu, (vi) 67,380 Class A ordinary shares issuable to Ting Shu upon the vesting of restricted share units within 60 days after February 28, 2025, (vii) 30,390,321 Class B ordinary shares held by Dasheng Global Limited, and (viii) 15,535,423 Class B ordinary shares held by Dasheng Online Limited, a company incorporated in the British Virgin Islands. The registered office address of Dasheng Global Limited is Quastisky Building, P.O. Box 4389, Road Town, Tortola, British Virgin Islands. The registered office address of Dasheng Online Limited is c/o Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The registered office address of HH Talent Limited is Coastal Building, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. Each of Dasheng Global Limited and Dasheng Online Limited is wholly beneficially owned by Dasheng International Holdings Limited, which is in turn wholly owned by TB Family Trust, for which TMF (Cayman) Ltd. acts as the trustee (the “Trustee”). HH Talent Limited is wholly beneficially owned by HH Talent Holdings Limited, which is in turn wholly owned by HH Talent Trust, for which the Trustee also acts as the trustee. S.B. Vanwall Ltd., appointed by the Trustee, is the sole director of Dasheng International Holdings Limited and HH Talent Holdings Limited. The settlors of TB Family Trust are Mr. Huang and Ms. Shu. Mr. Huang, Ms. Shu and their family members are beneficiaries under TB Family Trust. The settlor of HH Talent Trust is Mr. Huang.

(2)	Represents (i) 186,180 Class A ordinary shares in the form of ADSs held by Jack Jiajia Huang, (ii) 39,639,075 Class A ordinary shares in the form of ADSs held by Dasheng Global Limited, (iii) 275,000 Class A ordinary shares issuable to Dasheng Global Limited upon the vesting of restricted share units within 60 days after February 28, 2025, (iv) 277,200 Class A ordinary shares in the form of ADSs held by Ting Shu, (v) 67,380 Class A ordinary shares issuable to Ting Shu upon the vesting of restricted share units within 60 days after February 28, 2025, (vi) 30,390,321 Class B ordinary shares held by Dasheng Global Limited, and (vii) 15,535,423 Class B ordinary shares held by Dasheng Online Limited.
(3)	The business address of Frank Lin is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, United States.
(4)	The business address of Xiaoguang Wu is Suite 2501, Shenzhen Venture Capital Mansion, Nanshan District, Shenzhen, Guangdong Province, People’s Republic of China.
(5)	Consists of (i) 57,681,212 Class B ordinary shares held by DCM Hybrid RMB Fund, L.P., or Hybrid Fund; (ii) 10,017,832 Class A ordinary shares held by DCM Ventures China Turbo Fund, L.P., or Turbo Fund, and (iii) 589,278 Class A ordinary shares held by DCM Ventures China Turbo Affiliates Fund, L.P., or Turbo Affiliates Fund, as reported in a Schedule 13D amendment jointly filed by, among others, Hybrid Fund, Turbo Fund and Turbo Affiliates Fund, on January 26, 2023. The general partner of Hybrid Fund is DCM Hybrid RMB Fund Investment Management, L.P., or Hybrid Fund DGP, whose general partner in turn, is DCM Hybrid RMB Fund International, Ltd., or Hybrid Fund UGP. The general partner of each of Turbo Fund and Turbo Affiliates Fund is DCM Turbo Fund Investment Management, L.P., or Turbo Fund DGP, whose general partner in turn, is DCM Turbo Fund International, Ltd., or Turbo Fund UGP. Hurst Lin and Matthew C. Bonner are the directors of each of Hybrid Fund UGP and Turbo Fund UGP and may be deemed to have shared power to dispose of these shares. The business address of Hybrid Fund, Turbo Fund and Turbo Affiliates Fund is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, the United States.
(6)	Consists of (i) 28,494,075 Class A ordinary shares held by SCC Venture V Holdco I, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands; and (ii) 11,539,320 Class A ordinary shares held by SCC Growth I Holdco A, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands, as reported in a Schedule 13D amendment jointly filed by, among others, SCC Venture V Holdco I, Ltd. and SCC Growth I Holdco A, Ltd, on May 9, 2022. SCC Venture V Holdco I, Ltd. is wholly owned by Sequoia Capital China Venture Fund V, L.P., whose general partner is SC China Venture V Management, L.P., whose general partner in turn, is SC China Holding Limited. SCC Growth I Holdco A, Ltd. is wholly owned by Sequoia Capital China Growth Fund I, L.P. The general partner of Sequoia Capital China Growth Fund I, L.P. is Sequoia Capital China Growth Fund Management I, L.P., whose general partner is SC China Holding Limited. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, which in turn is wholly owned by Neil Nanpeng Shen. The registered address of SCC Growth I Holdco A, Ltd. and SCC Venture V Holdco I, Ltd. is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Neither SCC Venture V Holdco I, Ltd. nor SCC Growth I Holdco A, Ltd. has any board seat of 51Talk to the date of this annual report.
(7)	Consists of 18,967,560 Class A ordinary shares in the form of ADSs held by Golien Ltd, as reported in a Schedule 13G filed by Golien Ltd, on February 7, 2023. The registered address of Golien Ltd is Suite 1104-06, 11 F, Tower 2, The Gateway, Tsimshatsui, Kowloon, Hong Kong. Each of Golien Ltd and wm100 holding Ltd as the parent of Golien Ltd, has the sole power to direct the voting and disposition of the ADSs held by Golien Ltd. As the shareholders of wm100 holding Ltd, Max Burger and Beat Stefan Burger have joint power to direct the voting and disposition of the ADSs held by Golien SPC.

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

To our knowledge, as of February 28, 2025, 236,042,100 of our Class A ordinary shares are held by one record holder in the United States, which is the depositary of our ADS program, representing 95.2% of our total issued and outstanding Class A ordinary shares as of such date. As of February 28, 2025, to our knowledge, 57,681,212 Class B ordinary shares are held by DCM Hybrid RMB Fund, L.P., or Hybrid Fund, which is registered in the Cayman Islands. The general partner of Hybrid Fund is DCM Hybrid RMB Fund Investment Management, L.P., or Hybrid Fund DGP, whose general partner in turn, is DCM Hybrid RMB Fund International, Ltd., or Hybrid Fund UGP. The business address of Hybrid Fund DGP and Hybrid Fund UGP is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, the United States.

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

Transactions with Shareholders and Affiliates

Transactions with Dasheng Holding (HK) Limited, its subsidiaries and the consolidated VIEs. In 2022, Dasheng Holding (HK) Limited and its subsidiaries entered into an offshore service agreement with 51Talk English International Limited. Under the cooperation, 51Talk English International Limited provides agent services to Dasheng Holding (HK) Limited, its subsidiaries and the consolidated VIEs. In 2023 and 2024, our company also entered into a series of service agreements, with Dasheng Holding (HK) Limited and its subsidiaries. Under these service agreements, Dasheng Holding (HK) Limited and its subsidiaries provide technology service and product development labor service to our company. For the year ended December 31, 2024, the fair value of agent service provided by our company is estimated to be US$0.1 million, which are recognized as net revenues in the consolidated statement of comprehensive income/ (loss) of our company. For the year ended December 31, 2024, the amount of product development labor service received from Dasheng Holding (HK) Limited and its subsidiaries is estimated to be US$0.6 million, and the amount of internet service received from Dasheng Holding (HK) Limited and its subsidiaries is estimated to be US$0.3 million.

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

For year of assessment 2025, a corporate income tax rebate of 50.0% of the corporate income tax payable will be granted to all corporate taxpayers, whether tax resident in Singapore or not. Companies that are active and have employed at least one local employee in 2024 will also receive a minimum benefit of SGD2,000 in the form of a cash payout. The maximum total benefits of the corporate income tax rebate and the cash payout that a company may receive is SGD40,000.

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

Pursuant to a tax concession granted with effect from July 30, 2004, the above foreign - sourced income exemption has been extended to include specified foreign income which is exempted from income tax in the foreign jurisdiction as a result of a tax incentive granted by that foreign jurisdiction for carrying out substantive business activities in that foreign jurisdiction.

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

An individual is regarded as a tax resident in Singapore in a year of assessment if, in the preceding calendar year, he was physically present in Singapore or exercised an employment in Singapore (other than as a director of a company) for 183 days or more, or if he ordinarily resides in Singapore.

A Singapore tax resident individual is subject to tax at the progressive rates, ranging from 0% to 24.0% from year of assessment 2024, after deductions of qualifying personal reliefs where applicable. For year of assessment 2025, a personal income tax rebate of 60.0% of tax payable (capped at SGD200) will be granted to all Singapore tax resident individuals.

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

As our company is incorporated in the Cayman Islands and on the assumption that our company is not tax resident in Singapore, dividends paid by our company would generally be considered as foreign-sourced income (unless our ordinary shares or ADSs are held as part of a trade or business carried on in Singapore in which event the holders of such shares or ADSs may be taxed on the dividends as they are derived).

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

The section 13W of the Income Tax Act 1947 provides a safe harbor in the form of an exemption of gains or profits arising from the disposal of ordinary shares for disposals made up to December 31, 2027. To qualify for the tax exemption, the divesting company must have legally and beneficially held at least 20.0% of the ordinary shares of the company whose shares are being disposed, or investee company, for a continuous period of at least 24 months immediately prior to the date of disposal such shares.

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

It was announced in the Singapore Budget 2025 that the sunset date of December 31, 2027 will be removed. In addition, the following enhancements will be made for disposal gains derived on or after January 1, 2026: (a) the scope of eligible gains will be expanded to include gains from the disposal of preference shares that are accounted for as equity by the investee company under the applicable accounting principles; and (b) the assessment of the shareholding threshold condition can be done on a group basis. The Inland Revenue Authority of Singapore will provide further details on this by the third quarter of 2025.

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

(b)carried out as part of, or incidental to, the relevant business activities or operations of an entity enjoying certain tax incentives, such as the financial sector incentive; or

(c)carried out by an excluded entity that has adequate economic substance in Singapore (as defined and provided for under section 10L).

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

Estate Duty

Singapore estate duty had been abolished with effect from February 15, 2008.

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

Where our ADSs or ordinary shares are sold by a GST-registered investor to a person who belongs outside Singapore, and for the direct benefit of either a person belonging outside Singapore (and that person is outside Singapore at the time of supply) or a GST-registered person who belongs in Singapore, the sale is a taxable supply subject to GST at zero-rate (i.e., GST at 0%). Any input GST incurred by the GST-registered investor in the making of such a zero-rated supply, subject to the provisions of the Goods and Services Tax Act 1993 of Singapore, may be recovered from the comptroller of GST.

Services consisting of arranging, broking, underwriting or advising on the issue, allotment or transfer of ownership of our ADSs or ordinary shares rendered by a GST - registered person to an investor belonging in Singapore for GST purposes in connection with the investor’s purchase, sale or holding of our ADSs or ordinary shares will be subject to GST at the prevailing standard rate of 9%. Similar services contractually rendered by a GST - registered person to an investor belonging outside Singapore, and for the direct benefit of either a person belonging outside Singapore (and that person is outside Singapore at the time of supply) or a GST - registered person who belongs in Singapore should generally be subject to GST at zero - rate.

Shareholders should seek their own tax advice on the recoverability of GST incurred on expenses in connection with the purchase and sale of our ADSs or ordinary shares.

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

Although we do not believe that we were a PFIC for the taxable year ended December 31, 2024, no assurances can be given that we will not be a PFIC for the current or any future taxable year because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the characterization and composition of our income, assets and liabilities. Additionally, fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In particular, recent declines in the market price of our ADSs significantly increased our risk of becoming a PFIC for the current taxable year. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year.

Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. Our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ended December 31, 2024, or the current or any future taxable year.

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

Up to US$0.05 per ADS issued
Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS canceled
Distribution of cash dividends	Up to US$0.05 per ADS held
Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program upon such terms and conditions as we and the depositary may agree from time to time. In 2024, we did not receive any reimbursement from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.

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

Use of Proceeds

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2024. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that our disclosure controls and procedures were not effective to satisfy the objectives for which they are intended.

Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of December 31, 2024, due to the material weaknesses described below, we believe that the consolidated financial statements included in this annual report on Form 20-F correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024, using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under Internal Control-Integrated Framework (2013), due to the material weaknesses described below, our management concluded that, as of December 31, 2024, we did not maintain effective internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

We identified the following two material weaknesses that existed as of December 31, 2024. These two material weaknesses are basically consistent with the two material weaknesses disclosed in 2023. As defined in the standards established by the U.S. PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

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

In 2024, we implemented several internal control improvement measures, including (i) enhanced training: We enhanced training for our finance staff on US GAAP knowledge, internal control over financial reporting, and the tax regulation knowledge, which aims to reduce issues affecting financial statement disclosures in daily accounting operations, compliance with tax regulation in different jurisdictions. (ii) utilization of disclosure checklists: We used disclosure checklists to promptly identify matters impacting financial statements, thereby helping ensure correct financial accounting and compliance with reporting requirements. (iii) internal control testing: We conduct internal control testing with a focus on strengthening senior-level reviews. This approach facilitated the timely progress of addressing identified internal control issues within our company.

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

ITEM 16.A.      AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Jimmy Lai and Mr. Xiaoguang Wu, independent directors (under the standards set forth in Section 803 of the NYSE American Company Guide and Rule 10A - 3 under the Exchange Act) and members of our audit committee, are audit committee financial experts.

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

	2023	2024
	US$	US$

	(in thousands)
Audit Fees(1)	502	509

Note:

(1)	“Audit fees” means the aggregate fees in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with and regulatory filling or engagements.

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

ITEM 16.I.      DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16.J.         INSIDER TRADING POLICIES

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management and employees. A copy of our insider trading policy is attached as an exhibit to this Annual Report.

ITEM 16.K.        CYBERSECURITY

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system. We have implemented the following measures to address both internal and external cyber threats: (i) our company has established a cybersecurity risk management team with the management responsibilities and authorities of each member clearly defined; (ii) our company has established a management and disclosure system for cybersecurity risks, which includes clear risk levels and assessment criteria, as well as measures to address risks and disclosure procedures; (iii) the cybersecurity risk management team conducts regular audits of our company’s information systems to identify, assess, and manage risks associated with those systems. Prompt remedial actions are taken when necessary; and (iv) our company also reviews service organization control reports from third - party cloud service providers. These reports provide valuable information about the security controls and practices implemented by these service providers. By implementing these measures, our company aims to effectively manage cybersecurity risks, ensure compliance with relevant standards and regulations, and protect the confidentiality, integrity, and availability of our information assets.

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

2.6	Description of Securities (incorporated herein by reference to Exhibit 2.6 to the annual report on Form 20-F (File No. 001-37790), filed with the SEC on April 29, 2024)
4.1	2016 Share Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)
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

4.4*	Exclusive Option Agreement among 51Talk, certain shareholders of Philippines Co II and Philippines Co II dated August 31, 2015
4.5*	Powers of Attorney granted by certain shareholders of Philippines Co II dated August 31, 2015
4.6

Exclusive Option Agreement among 51Talk, certain shareholders of Philippines Co III and Philippines Co III dated February 1, 2016 (incorporated herein by reference to Exhibit 4.7 to the annual report on Form 20-F (File No. 001-37790), filed with the SEC on April 29, 2024)

4.7

Powers of Attorney granted by certain shareholders of Philippines Co III dated February 1, 2016 (incorporated herein by reference to Exhibit 4.8 to the annual report on Form 20-F (File No. 001- 37790), filed with the SEC on April 29, 2024)

4.8

Share Purchase Agreement between 51Talk and Dasheng Holding (HK) Limited dated June 24, 2022 (incorporated herein by reference to Exhibit 4.10 to the annual report on Form 20-F (File No. 001-37790), filed with the SEC on April 6, 2023)

8.1*	Principal subsidiaries of the Registrant

Exhibit Number	Description of Document
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

11.2*	Amended and Restated Statement of Policies Governing Material Non-public Information and the Prevention of Insider Trading
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Travers Thorp Alberga
15.2*	Consent of Shihui Partners
15.3*	Consent of Sapalo Velez Bundang & Bulilan
15.4*	Consent of Marcum Asia CPAs LLP, Independent Registered Public Accounting Firm
97.1	Clawback Policy (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F (File No. 001-37790), filed with the SEC on April 29, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File-the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set
*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

51Talk Online Education Group

	By:	/s/ Jack Jiajia Huang
	Name:	Jack Jiajia Huang
	Title:	Chairman and Chief Executive Officer

Date: April 25, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
51Talk Online Education Group

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of 51Talk Online Education Group (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive loss, shareholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

New York, New York

April 25, 2025

51TALK ONLINE EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS

As of December 31, 2023 and 2024

(In thousands, except for share and per share data)

		As of December 31
	Notes	2023	2024
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents	2(i)	21,298	27,758
Time deposits	2(j)	2,091	1,430
Prepaid expenses and other current assets	5	6,394	10,906
Total current assets		29,783	40,094
Non-current assets:
Property and equipment, net	6	138	363
Intangible assets, net	7	92	80
Right-of-use assets	8	723	2,888
Deferred tax assets	10(b)	72	57
Other non-current assets		348	460
Total non-current assets		1,373	3,848
Total assets		31,156	43,942

Current liabilities:
Advances from students	2(m)	27,214	45,064
Accrued expenses and other current liabilities	9	6,189	6,644
Lease liabilities	8	590	1,242
Taxes payable		1,060	1,100
Amount due to related parties	15	4,077	2,853
Total current liabilities		39,130	56,903

Non-current liabilities:
Lease liabilities	8	41	1,441
Other non-current liabilities		176	310
Total non-current liabilities		217	1,751
Total liabilities		39,347	58,654

Commitments and contingencies	14
Shareholders’ deficit:
Class A ordinary shares (US$0.0001 par value; 239,693,217 and 247,187,397 shares issued as of December 31,2023 and 2024, respectively; 239,693,217 and 247,187,397 shares outstanding as of December 31, 2023 and 2024, respectively)	11	24	25
Class B ordinary shares (US$0.0001 par value; 103,606,980 and 103,606,980 shares issued as of December 31, 2023 and 2024, respectively; 103,606,980 and 103,606,980 shares outstanding as of December 31, 2023 and 2024, respectively)	11	10	10
Additional paid-in capital		338,316	339,249
Surplus reserves		1	1
Accumulated other comprehensive loss		(326)	(685)
Accumulated deficit		(346,365)	(353,600)
Total shareholders’ deficit		(8,340)	(15,000)
Noncontrolling interest		149	288
Total deficit		(8,191)	(14,712)
Total liabilities and shareholders’ deficit		31,156	43,942

The accompanying notes are an integral part of these consolidated financial statements.

51TALK ONLINE EDUCATION GROUP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the years ended December 31, 2022, 2023 and 2024

(In thousands, except for share and per share data)

		For the year ended December 31,
	Note	2022	2023	2024
		US$	US$	US$

Net revenues		15,048	27,111	50,692
Cost of revenues		(3,194)	(6,322)	(11,164)
Gross profit		11,854	20,789	39,528
Operating expenses:
Sales and marketing expenses		(13,279)	(23,637)	(33,388)
Product development expenses		(2,865)	(3,088)	(3,571)
General and administrative expenses		(8,068)	(7,727)	(10,615)
Total operating expenses		(24,212)	(34,452)	(47,574)
Loss from operations		(12,358)	(13,663)	(8,046)
Interest income		27	165	229
Other (expenses)/income, net		(453)	(1,416)	771
Loss before income tax		(12,784)	(14,914)	(7,046)
Income tax expenses	10(a)	(60)	(118)	(276)
Net loss from continuing operations, net of income tax		(12,844)	(15,032)	(7,322)
Net loss from discontinued operations, net of income tax		(29,712)	—	—
Net loss		(42,556)	(15,032)	(7,322)
Net loss attributable to noncontrolling interests		—	—	(87)
Net loss, all attributable to the Company’s ordinary shareholders		(42,556)	(15,032)	(7,235)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	13	335,640,275	341,070,214	347,119,359
Net loss per share attributable to ordinary shareholders-basic and diluted from continuing operations	13	(0.04)	(0.04)	(0.02)
Net loss per ADS attributable to ordinary shareholders-basic and diluted from continuing operations	13	(2.30)	(2.64)	(1.25)

Net loss per share attributable to ordinary shareholders-basic and diluted from discontinued operations	13	(0.09)	—	—
Net loss per ADS attributable to ordinary shareholders-basic and diluted from discontinued operations	13	(5.31)	—	—

Comprehensive loss:
Net loss		(42,556)	(15,032)	(7,322)
Other comprehensive loss
Foreign currency translation adjustments		9,082	(627)	(373)
Reclassification of exchange differences on translation of operations to consolidated statement of operations		(2,727)	—	—
Total comprehensive loss		(36,201)	(15,659)	(7,695)
Less: comprehensive income/(loss) attributable to noncontrolling interests		—	2	(14)
Total comprehensive loss attributable to ordinary shareholders		(36,201)	(15,661)	(7,681)

The accompanying notes are an integral part of these consolidated financial statements.

51TALK ONLINE EDUCATION GROUP

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY/(DEFICIT)

For the years ended December 31, 2022, 2023 and 2024

(In thousands, except for share and per share data)

								Accumulated
				Additional			Statutory	Other		Total	Non
		Ordinary Shares		Paid-in	Treasury stock		Surplus	Comprehensive	Accumulated	Shareholders’	controlling	Total
	Notes	Shares	Amount	Capital	Shares	Amount	reserves	Income/(Loss)	Deficit	Equity/(Deficit)	interest	Equity/(Deficit)
			US$	US$		US$	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2021		337,489,751	33	187,841	3,907,950	(6,640)	—	(6,052)	(288,610)	(113,428)	—	(113,428)

Exercise of share options		34,995	—	2	—	—	—	—	—	2	—	2
Settlement of RSU by new issuance		291,495	—	—	—	—	—	—	—	—	—	—
Settlement of RSUs or stock options by reissuance of treasury stocks		—	—	(6,640)	(3,907,950)	6,640	—	—	—	—	—	—
Cancelation of shares		(44)	—	—	—	—	—	—	—	—	—	—
Share based compensation		—	—	712	—	—	—	—	—	712	—	712
Net loss		—	—	—	—	—	—	—	(42,556)	(42,556)	—	(42,556)
Disposal of discontinued operations	4	—	—	152,980	—	—	—	—	—	152,980	—	152,980
Reclassification of exchange differences on translation of operations to consolidated statement of operations		—	—	2,727	—	—	—	(2,727)	—	—	—	—
Disposal of VIE		—	—	(215)	—	—	—	—	—	(215)	—	(215)
Foreign currency translation adjustment		—	—	—	—	—	—	9,082	—	9,082	—	9,082
Balance as of December 31, 2022		337,816,197	33	337,407	—	—	—	303	(331,166)	6,577	—	6,577

capital contributions from its investors		—	—	—	—	—	—	—	—	—	147	147
Settlement of RSU by new issuance		5,484,000	1	(1)	—	—	—	—	—	—	—	—
Share based compensation		—	—	910	—	—	—	—	—	910	—	910
Net loss		—	—	—	—	—	—	—	(15,032)	(15,032)	—	(15,032)
Surplus reserves		—	—	—	—	—	1	—	(1)	—	—	—
Foreign currency translation adjustment		—	—	—	—	—	—	(629)	—	(629)	2	(627)
Out of period adjustment		—	—	—	—	—	—	—	(166)	(166)	—	(166)
Balance as of December 31, 2023		343,300,197	34	338,316	—	—	1	(326)	(346,365)	(8,340)	149	(8,191)

Capital contributions from its investors		—	—	—	—	—	—	—	—	—	240	240
Exercise of share options		807,000	—	—	—	—	—	—	—	—	—	—
Settlement of RSU by new issuance		6,687,180	1	(1)	—	—	—	—	—	—	—	—
Share based compensation		—	—	934	—	—	—	—	—	934	—	934
Net loss		—	—	—	—	—	—	—	(7,235)	(7,235)	(87)	(7,322)
Foreign currency translation adjustment		—	—	—	—	—	—	(359)	—	(359)	(14)	(373)
Balance as of December 31, 2024		350,794,377	35	339,249	—	—	1	(685)	(353,600)	(15,000)	288	(14,712)

The accompanying notes are an integral part of these consolidated financial statements.

51TALK ONLINE EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2022, 2023 and 2024

(In thousands, except for share and per share data)

	For the year ended December 31,
	2022	2023	2024
	US$	US$	US$

Cash flows from operating activities:
Net loss from operations	(42,556)	(15,032)	(7,322)
Less: net loss from discontinuing operations	(29,712)	—	—
Net loss from continuing operations	(12,844)	(15,032)	(7,322)
Adjustments to reconcile net loss to net cash (used in)/provided by operating activities of continuing operations:
Share-based compensation expense	712	910	934
Depreciation and amortization	103	99	137
Deferred taxes benefits	122	(156)	15
Credit loss	81	173	—
Loss on disposal of property and equipment	(82)	—	—
Changes in operating assets and liabilities
Prepaid expenses and other current assets	(1,080)	(3,822)	(5,007)
Operating lease right-of-use assets	801	46	(2,165)
Other non-current assets	5	(32)	(67)
Advances from students	12,293	12,047	17,850
Accrued expenses and other liabilities	2,236	1,868	589
Operating lease liabilities	(898)	(103)	2,052
Taxes payable	91	873	40
Amount due to related parties	389	3,688	(1,224)
Net cash provided by operating activities from continuing operations	1,929	559	5,832
Net cash used in operating activities from discontinued operations	(47,630)	—	—
Net cash (used in)/provided by operating activities	(45,701)	559	5,832

Cash flows from investing activities :
Purchases of property and equipment	(5)	(287)	(308)
Placement of time deposits	(4,872)	(2,094)	(2,231)
Withdrawal of time deposits	17,614	4,830	3,007
Proceeds from disposal of property and equipment	106	—	—
Repayment of investment to China Mainland Business	(20,484)	—	—
Net cash (used in)/provided by investing activities from continuing operations	(7,641)	2,449	468
Net cash provided by investing activities from discontinued operations	10,149	—	—
Net cash provided by investing activities	2,508	2,449	468

Cash flows from financing activities of continuing operations:
Capital injection from noncontrolling interests	—	—	240
Net cash provided by financing activities from continuing operations	—	—	240
Net cash provided by financing activities from discontinued operations	20,484	—	—
Net cash provided by financing activities	20,484	—	240

Effect of exchange rate changes on cash and cash equivalents	(714)	104	(80)
Net (decrease)/increase in cash and cash equivalents	(23,423)	3,112	6,460
Cash and cash equivalents at the beginning of the year	41,609	18,186	21,298
Cash and cash equivalents at the end of the year	18,186	21,298	27,758

Supplemental disclosure of cash flow information from continuing operations
Cash paid for income taxes	56	42	206
Non-cash supplemental investing activities from continuing operations
Right-of-use assets obtained in exchange for operating lease liabilities	863	441	3,221

The accompanying notes are an integral part of these consolidated financial statements.

51TALK ONLINE EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

1.    Operations and Reorganization

51talk Online Education Group (the “Company” or “COE”), through its consolidated subsidiaries (collectively referred to as the “Group”) is primarily engaged in providing online English language education services to students in the international markets.

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

The disposal of China Mainland Business represents a strategic shift and has a significant impact on the Company’s result of operations. Accordingly, assets, liabilities, results of operations, and cash flows related to China Mainland Business have been reflected in the accompanying consolidated financial statements as discontinued operations for 2022 presented. The consolidated statements of comprehensive loss and consolidated statements of cash flows for the years ended December 31, 2022 have been adjusted to reflect this change (See Note 4).

1Operations and Reorganization (Continued)

As of December 31, 2024, the Company’s major subsidiaries are as follows:

			Percentage of
	Place of	Date of	Direct or Indirect
	Incorporation/	Incorporation/	Economic
Company	Establishment	Establishment	Ownership
Subsidiaries
51Talk English International Limited	Hong Kong	October 7, 2014	100%
China Online Innovations Inc.*	Philippines	October 9, 2014	99.999995%
On Demand English Innovations Inc.*	Philippines	January 14, 2016	99.999%
Helloworld Online Education Group	Cayman	July 13, 2018	100%
Helloworld Online Education PTE.LTD	Singapore	December 17, 2021	100%
51Talk Training SDN.BHD	Malaysia	April 5, 2022	100%
Helloworld Online Education Group (HK) Limited	Hong Kong	August 10, 2018	100%
Beijing Helloworld Online Technology Co., Ltd.	PRC	September 3, 2018	100%
Nanjing Helloworld Online Information Technology Co., Ltd	PRC	September 20, 2022	100%
Helloworld Education Online (Thailand) Co., Ltd.	Thailand	November 29, 2022	49%
Darb Al-Najah Training Company	Saudi Arabia	March 13, 2023	100%
HAWO EDUCATION INVESTMENT-FZCO	United Arab Emirates	January 26, 2024	100%
Hawo Online Training L.L.C-FZ	United Arab Emirates	February 27, 2024	100%
*

The Company directly holds the 99.999995% and 99.999% shares of China Online Innovations Inc. and On Demand English Innovations Inc. respectively. There is no substantive noncontrolling interests for China Online Innovations Inc. and On Demand English Innovations Inc. as of December 31, 2023 and 2024. The non-controlling shareholders are nominee shareholders mainly consisting of local residents to comply with local regulations of the Philippines.

1	Operations and Reorganization (Continued)

aHistory of the Group and Basis of Presentation for the Reorganization

In November 2012, the Founding Shareholders incorporated the Company under the Laws of the Cayman Islands to be an offshore holding company for the Group.

To further optimize the organizational structure of the Group, in October 2014, 51 Talk English International Limited (the “COE HK Co”) was incorporated with limited liability in Hong Kong. China Online Innovations Inc. (the “Philippines Co II”), which was incorporated by the Company with limited liability in the Philippines to provides teaching service for the Group in accordance with the Group’s instructions. The Company owns 99.999993% of the equity interest of Philippines Co II. In order to comply with local laws, there are seven individual shareholders holding an aggregate of 0.000007% of the equity interest of Philippines Co II. From 2024, the Company’s ownership interest of Philippines Co II increase to 99.999995%. Five individual shareholders hold an aggregate of 0.000005% of the equity interest of Philippines Co II. A series of contractual arrangements was entered into among the Company, Philippines Co II and some of these individual shareholders. Under these contractual arrangements, the Company has an exclusive option to purchase all of the equity interests in Philippines Co II held by these individuals and to exercise their rights as shareholders of Philippines Co II. Furthermore, the Group began to enter into employment agreements with office-based tutors and other full-time employees in the Philippines through Philippines Co II.

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

In July 2018, Helloworld Online Education Group (“HAWO Company”) was incorporated under the Laws of the Cayman Islands as wholly-owned subsidiary of the Company. In August 2018, Helloworld Online Education Group (HK) Limited (“HAWO HK Co”) was incorporated in Hong Kong as a wholly-owned subsidiary of HAWO Company. Beijing Helloworld Online Technology Co., Ltd. (“HAWO Online”) was set up in September 2018 as a wholly-owned subsidiary of HAWO HK Co in the PRC. In July 2018, Beijing Dasheng Helloworld Technology Co., Ltd. (“Dasheng HAWO”) was incorporated with beneficial interest held by Mr. Jiajia Huang.

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

In November 2022, Helloworld Education Online (Thailand) Co., Ltd.( “Helloworld Thailand”) was incorporated as a subsidiary of Helloworld Singapore to operate the international business in Thailand. In order to comply with the local laws, Helloworld Singapore and two Thai individual shareholders hold 49%, 26% and 25% of the equity interest in Helloworld Thailand, respectively. The Company, through Helloworld Singapore, hold 90.6% of the voting power of Helloworld Thailand, and consolidated Helloworld Thailand as required by Accounting Standards Codification (“ASC”) 810 Consolidation.

In March 2023, Darb Al-Najah Training Company (“Darb Al-Najah”) was incorporated as a subsidiary of Helloworld Singapore to operate the international business in Saudi Arabia.

In 2024, HAWO EDUCATION INVESTMENT-FZCO (“UAE INVESTMENT”) and Hawo Online Training L.L.C-FZ (“UAE Training”) were incorporated as subsidiaries of Helloworld Singapore to invest and operate the international business in Middle East region.

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

The following table sets forth the results of operations and changes in cash and cash equivalents of the VIEs and VIEs’ subsidiaries, which were included in the Group’s consolidated statements of comprehensive loss and consolidated statements of cash flows after the elimination of intercompany balances and transactions among the parent company, its subsidiaries and its VIEs:

	For the year ended December 31,
	2022	2023	2024
	US$	US$	US$
Third-party costs and expenses	(287)	—	—
Total costs and expenses	(287)	—	—
Loss from operations	(287)	—	—
Other income, net	3	—	—
Net loss from continuing operations	(284)	—	—
Net loss from discontinued operations	(83,653)	—	—
Net loss	(83,937)	—	—

1Operations and Reorganization (Continued)

	For the year ended December 31,
	2022	2023	2024
	US$	US$	US$
Net cash used in operating activities with external parties	(25,160)	—	—
Net cash used in operating activities with intra-Group entities	(9,308)	—	—
Net cash used in operating activities operations	(34,468)	—	—

Net cash provided by investing activities with external parties	21,515	—	—
Net cash used in investing activities with intra-Group entities	(603)	—	—
Net cash provided by investing activities	20,912	—	—

Net cash used in financing activities with intra-Group entities	(259)	—	—
Net cash used in financing activities	(259)	—	—

cLiquidity

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Group incurred net losses of US$12,844, US$15,032 and US$7,322 from continuing operations for the years ended December 31, 2022, 2023 and 2024, respectively. Accumulated deficits were US$346,365 and US$353,600 as of December 31, 2023 and 2024, respectively. The net current liabilities were US$9,347 and US$16,809 as of December 31, 2023 and 2024, respectively. The operating cash inflows from continuing operations were US$1,929, US$559 and US$5,832 for the years ended December 31, 2022, 2023 and 2024, respectively. The Company assesses its liquidity by its ability to generate cash from operating activities to fund its operations, attract investors and borrow funds on favorable economic terms.

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

From June 30, 2022, the Company’s continuous operation focuses on expanding international business. The Company has deployed the resources to expand its international business that primarily comprises one-on-one English lessons taught by international tutors in countries and regions outside of the China mainland. The Company achieved the fast business development in the international business. The Company’s international business covered several countries and regions outside of the China mainland, such as Hong Kong, Malaysia, Thailand and Saudi Arabia.

At the same time, positive net operating cash flow have been achieved through effective control over selling and marketing expenditures and personnel expenses while maintaining sustainable growth in cash revenue. The management has implemented strict control over the headcount for all the department, especially for general and administration department and research and development department.

1Operations and Reorganization (Continued)

Net revenues for the 2024 were US$50,692, compared with net revenues generated by continuing operations of US$27,111 and US$15,048 for the 2023 and 2022. Gross profit for the 2024 were US$39,528, compared with gross profit generated by continuing operations of US$20,789 and US$11,854 for the 2023 and 2022.

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

2Significant Accounting Policies (Continued)

d	Noncontrolling interests

For the Company’s non-wholly owned subsidiaries, a noncontrolling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Company. Net comprehensive income/(loss) attributable to noncontrolling interests is included in net comprehensive income income/(loss) attributable to noncontrolling interests in the consolidated comprehensive income/(loss) statements, while it is excluded from the consolidated statements of changes in shareholders’ deficit. The cumulative results of operations attributable to noncontrolling interests are also recorded as noncontrolling interests on the Company’s consolidated balance sheets.

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

Effective January 1, 2022, the Company elected to change its reporting currency from RMB to USD. The functional currency of the Company and its international subsidiaries incorporated in the Cayman Islands, Hong Kong and Singapore is United States dollars (“US$”), the functional currency of the Philippines entities is Peso (“PHP”), the functional currency of the Thailand entity is Thai Baht (“THB”), the functional currency of the Malaysia entity is Ringgit (“MYR”), the functional currency of the Saudi Arabia entity is Saudi Riyal (“SAR”), the functional currency of the United Arab Emirates is UAE Dirham (“AED”) and the functional currency of the PRC entities in the Group is RMB.

In the consolidated financial statements, the financial information of the Company’s entities located in the PRC, Philippines, Malaysia, Thailand, United Arab Emirates and Saudi Arabia has been translated into USD. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the reporting period. Translation adjustments are reported as foreign currency translation adjustments, and are shown as a component of other comprehensive income/(loss) in the consolidated statements of comprehensive income/(loss).

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

The Group’s financial instruments include cash and cash equivalents, time deposits, other current assets, accrued expenses and amounts due to related parties. The carrying amounts of the short-term financial instruments approximate their fair value due to their relatively short maturity.

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

For the years ended December 31, 2022, 2023 and 2024, the Group recognized US$81, US$173 and nil impairment losses of prepaid expenses and other current assets.

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

No impairment of long-lived asset was recognized for the years ended December 31, 2022, 2023 and 2024.

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

Students purchase the services by subscribing to prepaid credit packages directly from the Group. Tuition is generally paid in advance and is initially recorded as advances from students. Because the validity period of prepaid credit packages is typically from 5 months to 18 months, payment by customers could occur significantly before performance. However, the timing of the transfer of related services is at the discretion of the customers. Therefore, the Group does not recognize any financing component in the determination of revenue from the sale of prepaid credit packages. The Group determines the transaction price to be earned by estimating the refund liability based on historical refund ratio, and allocates the service fee excluding the estimate for refund liability to each performance obligation using the relative stand-alone selling price. The Group determines the stand-alone selling prices using an expected cost plus margin methodology. Revenue from both the private course service and public course service are recognized proportionately as the online classes are delivered, as the Group concluded that the delivery of each online class represents a faithful depiction of when the services are provided to the students.

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

The following table presents the Group’s revenues disaggregated by location of students:

	For the year ended,	For the year ended,	For the year ended,
	December 31, 2022	December 31, 2023	December 31, 2024
	US$	US$	US$
	Total	Total	Total
Revenues from Asia-Pacific region	14,065	25,228	33,256
Revenues from other areas	983	1,883	17,436
Total revenues	15,048	27,111	50,692

Contract balances

Contract cost

Incremental costs of obtaining a contract with a customer is recognized as an asset in “Prepaid expenses and other current assets” if the Group expects to recover those costs. Incremental costs of obtaining a contract mainly include sales commissions paid by the Group. Contract cost assets are amortized on the basis consistent with the pattern of the transfer of services to which the assets relate.

As of December 31, 2024, the balance of capitalized costs of obtaining contracts with customers was US$4,091. For the years ended December 31, 2022, 2023 and 2024, the Group recognized amortization of US$1,590, US$2,710 and US$4,486 respectively as “Sales and marketing expenses” in its consolidated statements of comprehensive loss.

The Group recognizes an impairment loss in profit or loss to the extent that the carrying amount of a contract cost asset exceeds: a. the amount of consideration that the Group has received but not yet recognized as revenue, less b. the costs that relate directly to providing those goods or services and that have not been recognized as expenses. The recoverability of contract cost assets depends on whether the Group can continue to provide lessons delivered by international tutors, the refund level subsequent to December 31, 2024 and whether any related considerations would be forfeited. The Group offered refunds of course fees subject to timing and other conditions in accordance with the Group’s refund policies. The number of refund requests that the Group receives and the amount of refunds could be affected by a number of factors, many of which are beyond the Group’s control. No impairment of contract cost assets for the continuing operations was recognized for the years ended December 31, 2022, 2023 and 2024.

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

	As of
	December 31, 2022	December 31, 2023	December 31, 2024
	US$	US$	US$
Contract liability	15,025	26,917	44,465
Refund liability	121	284	533
Deposits from students	21	13	66
Advances from students	15,167	27,214	45,064

2	Significant Accounting Policies (Continued)

The additions to the contract liability balance were primarily due to cash collections received in advance of satisfying the performance obligations, while the reductions to the contract liability balance were primarily due to the recognition of revenues upon fulfillment of performance obligations, as well as refund of fees corresponding to any remaining undelivered services when customers withdraw contracts with the Group within certain period after the purchase, all of which were in the ordinary course of business. US$21,099 of revenues recognized in year ended December 31, 2024 was included in the contract liability balance as of January 1, 2024. No revenue was recognized in the year ended December 31, 2024 from performance obligations satisfied (or partially satisfied) in previous periods.

As of December 31, 2024, the aggregate amount of transaction price allocated to unsatisfied performance obligations is US$44,465. These revenues will be recognized at the discretion of customers. The Group expects to recognize substantially all of this balance as revenue within the operating cycle, and the remainder thereafter.

n	Cost of revenues

Cost of revenues primarily includes service expenses involved in the delivery of paid courses and payment processing fees paid to payment channels for processing the payments from students, as these components are necessary to obtain the net revenues. These costs are expensed as incurred except for payment processing fees associated with advances from students, which are recognized in the period in which the related revenues are recognized. Cost of revenues also consists of compensation to personnel providing support for our services. The indirect cost of server, bandwidth is expensed as incurred.

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

Sales and marketing expenses consist primarily of marketing and promotional expenses, salaries and benefits expenses related to the Group’s sales and marketing personnel and office rental, depreciation and other expenses related to the Group’s sales and marketing team. The Group capitalizes incremental cost to obtain contracts with customers, mainly including sales commissions paid by the Group. Amortization of related contract cost assets is recognized as sales and marketing expenses. Advertising expenses consist primarily of costs for the promotion of corporate image and product marketing. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended December 31, 2022, 2023 and 2024, the advertising expenses were US$5,101, US$8,670 and US$10,179, respectively.

q	Operating leases

The Group has operating leases primarily for office space. The determination of whether an arrangement is a lease or contains a lease is made at inception by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all of the economic benefits from and has the ability to direct the use of the asset. Operating lease liabilities are recognized based on the present value of the remaining lease payments, discounted using the discount rate for the lease at the commencement date. As the rate implicit in the lease is not readily determinable for the Group’s operating leases, the Group generally uses an incremental borrowing rate based on information available at the commencement date to determine the present value of future lease payments. Operating right of use assets are generally recognized based on the amount of the initial measurement of the lease liability. The Group’s leases have remaining lease terms of up to three years. Lease expense is recognized on a straight-line basis over the lease term. Operating leases are included in operating lease right of use assets, short-term lease liabilities and long-term liabilities on the Group’s consolidated balance sheets.

2	Significant Accounting Policies (Continued)

When a lease is terminated in its entirety, there should be no remaining lease liability or right-of-use asset. Any difference between the carrying amounts of the right-of-use asset and the lease liability should be recorded in consolidated statements of comprehensive loss as a gain or loss; if a termination penalty is paid, that amount should be included in the gain or loss on termination. The Group elected the short-term lease exemption for all contracts with lease terms of 12 months or less. Rental expenses incurred were US$699, US$898 and US$1,306 for the years ended December 31, 2022, 2023 and 2024, respectively.

r	Share-based compensation

The Group accounts for share-based awards granted to employees in accordance with ASC 718. In accordance with the guidance, the Group determines whether a share-based award should be classified and accounted for as a liability award or equity award. For options granted to employees, the related share-based compensation expense is recognized in the financial statements based on their grant date fair values, which are calculated using the binomial option pricing model. The binomial option pricing model requires a number of complex assumptions. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. Share-based compensation expense is recorded net of estimated forfeitures using the straight-line method over the requisite service years, such that expenses are recorded only for those share-based awards that are expected to ultimately vest.

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

PRC Contribution Plan

Full-time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiary and consolidated VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefit expenses of continuing operations, which were expensed as incurred, were approximately US$779, US$1,492 and US$1,743 for the years ended December 31, 2022, 2023, and 2024, respectively.

Philippine Contribution Plan and Employee Benefit Plan

The Company’s subsidiaries in the Philippines participate in government mandated, multiemployer, defined contribution plans, including Social Security System (“SSS Benefits”), Home Development Mutual Fund (“Pag-IBIG Fund”) and Philippine Health Insurance Corporation (“Phil-Health”). Pursuance to these plans certain retirement, medical and housing benefits are provided to full-time employees. Obligations for contributions to these defined contribution plans are recognized as expenses in the consolidated statements of comprehensive loss as incurred. The total amounts for such employee benefits were US$83, US$90 and US$115 for the years ended December 31, 2022, 2023 and 2024, respectively.

2	Significant Accounting Policies (Continued)

Philippines also participate in a defined benefits plan, which was unfunded as of December 31, 2024 The liability recognized in the consolidated balance sheets in respect of defined benefit plan is the present value of the defined benefit obligation at the end of the reporting period. Changes in the present value of the defined benefit obligation are included in operating expenses in the consolidated statements of comprehensive loss. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The total liabilities for such employee benefits were US$176 and US$310 as of December 31, 2023 and 2024, respectively.

Other Regions and Countries Contribution Plan

The Group participates in various defined contribution plans which are available to the full-time employees of other regions and countries, in compliance with local labor laws. Obligations for contributions to these defined contribution plans are recognized as expenses in the consolidated statements of comprehensive loss as incurred. The total amounts for such employee benefits were US$25, US$275 and US$477 for the years ended December 31, 2022, 2023 and 2024, respectively.

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

2	Significant Accounting Policies (Continued)
u	Related parties

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

Pursuant to the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiary that is a foreign investment enterprise in China have to make appropriations from its after-tax profit (as determined under PRC GAAP) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective companies’ discretion. As of December 31, 2024, no appropriations to enterprise expansion fund and staff welfare and bonus fund have been made by the Group. As of December 31, 2024, the Group has made US$1 statutory surplus reserves.

2	Significant Accounting Policies (Continued)

zRecently issued accounting pronouncements

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

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures,” which requires disclosure of additional information about specific expense categories underlying certain income statement expense line items. The standard will be effective for public companies for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. We are currently evaluating the impact of this accounting standard update on our consolidated financial statements and related disclosures.

aaRecently adopted accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures,” which will add required disclosures of significant expenses for each reportable segment, as well as certain other disclosures to help investors understand how the chief operating decision maker (“CODM”) evaluates segment expenses and operating results. The new standard will also allow disclosure of multiple measures of segment profitability, if those measures are used to allocate resources and assess performance. The amendments will be effective for public companies for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Group adopted the new standard on January 1, 2024 on a retrospective basis. Refer to Note 17 – Segment Information for further information.

3	Risks and Concentration
a	Credit risk

Financial instruments that potentially subject the Group to concentration of credit risk consist primarily of cash and cash equivalents and time deposits. The Group limits its exposure to credit loss by depositing its cash and cash equivalents and time deposits with financial institutions in the PRC, Hong Kong, Philippines, Singapore, Malaysia, Thailand, Saudi Arabia and United Arab Emirates, which are among the largest and most reputable banks with high ratings from internationally-recognized rating agencies, which management believes are of high credit quality. The Group periodically reviews these institutions’ reputations, track records and reported reserves.

As of December 31, 2023 and 2024, the Group had US$9,619 and US$12,322 in cash and cash equivalents, US$2,091 and US$89 in time deposits with large banks in Singapore, respectively. Singapore has the official Singapore Deposit Insurance Corporation (SDIC) to protect the deposits in the licensed banks, up to a limit of SGD100. In addition, the Group believes that the risk of failure of the Singapore bank is remote.

As of December 31, 2023 and 2024, the Group had US$6,290 and US$4,972 in cash and cash equivalents with large banks in Hong Kong, respectively. Hong Kong has an official Deposit Protection Scheme (DPS), similar to the Federal Deposit Insurance Corporation (FDIC) in the United States. Deposits in the licensed banks are protected by DPS, up to a limit of HKD800. In addition, the Group believes that the risk of failure of the Hong Kong bank is remote.

b	Major customers and Vendors

There were no customers whose revenues individually represent greater than 10% of the total revenues of the Group for the years ended December 31, 2022, 2023 and 2024.

Also there were no vendors that individually represent greater than 10% of the total revenues of the Group for the years ended December 31, 2022, 2023 and 2024.

3	Risks and Concentration (Continued)
c	Concentration of foreign currency risks

For the year ended December 31, 2021, the majority of the Group’s revenues derived were in RMB. As the Group began to focus on international business and divesting the China Mainland Business from 2022, the majority of the Group’s revenues derived were in USD. Effective January 1, 2022, the Company chooses to change its reporting currency from RMB to USD. The financial statements of these subsidiaries which operates in China, the Philippines, Malaysia, Thailand, Saudi Arabia and the United Arab Emirates are translated into U.S. dollars using period-end rates of exchange for assets and liabilities, historical rates of exchange for equity, and average rates of exchange for revenue and expenses. Translation gains (losses) are recorded in accumulated other comprehensive income/(loss) as a component of stockholders’ equity.

Unrealized foreign exchange gains and losses due to re-measurement of monetary assets and liabilities denominated in non-functional currencies as well as realized foreign exchange gains and losses on foreign exchange transactions are recorded in other income (expense), net in the consolidated statements of operations.

d	Foreign currency exchange rate risks

From 2022, most of the Group’s revenues generated from the international business and denominated in USD. However, as the request of service fee payments to all of the Philippine tutors, a significant portion of the costs are incurred in Philippine Pesos. The Philippines continues to experience inflation, currency declines and shortages of foreign exchange. The Group also has a portion of operating expenses denominated in RMB. The value of RMB against the U.S. dollar may fluctuate significantly and unpredictably. The fluctuations of the RMB against the US$ was approximately 9.2% appreciation, 1.7% appreciation and 1.5% appreciation in 2022, 2023 and 2024, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future. The Group is exposed to the risk of cost increases due to inflation in the Philippines and the appreciation of Renminbi. The Group does not currently engage in any transactions as a hedge against risk of loss due to foreign currency fluctuations.

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

4	Discontinued operation (Continued)

The divestiture represented a strategic shift that had a major effect on the Group’s operations and financial results and was accounted for as discontinued operations. The Group has classified the historical financial results of China Mainland business as discontinued operations in the Group’s consolidated statements of comprehensive loss for all periods presented. Additionally, the related assets and liabilities associated with discontinued operations in the prior year consolidated balance sheet were classified as assets/liabilities held for sale to provide the comparable financial information. As a result of the China Mainland Business Deconsolidation, the Company reevaluated its operating segments (Note 17). In connection with the China Mainland Business Deconsolidation, the Company recorded a gain on deconsolidation of $152,980 which is included in additional paid in capital, net of tax of nil, in the consolidated balance sheets, as the transaction with shareholder of the Group. Upon completion of the transaction, the Company’s ownership interest in the China Mainland Business from 100% as of December 31, 2021 decreased to nil. Accordingly, assets, liabilities, revenues and expenses and cash flows related to the China Mainland Business have been reclassified in the consolidated financial statements as discontinued operations for all periods presented.

The condensed cash flows of China Mainland Business were as follows for the period from January 1, 2022 through June 30, 2022, the date immediately preceding the China Mainland Business Deconsolidation, are included in the consolidated statements of cash flows of the Company as cash flow from discontinued operations:

For the period from January 1, 2022
through June 30,2022
US$
Net cash used in operating activities	(47,630)
Net cash provided by investing activities	10,149
Net cash provided by financing activities	20,484

China Mainland Business results of operations for the period from January 1, 2022 through June 30, 2022, the date immediately preceding the China Mainland Business Deconsolidation, shown in the table below, are included in the consolidated comprehensive loss as “net loss from the discontinued operations, net of income taxes” for those respective periods, after intercompany eliminations, as applicable.

For the period from January 1, 2022
through June 30, 2022
US$
Major classes of line items constituting pretax profit of discontinued operations
Net revenues	14,910
Cost of revenues	(20,476)
Gross loss	(5,566)
Operating expenses:
Sales and marketing expenses	(8,225)
Product development expenses	(1,839)
General and administrative expenses	(13,804)
Total operating expenses	(23,868)
Other income	460
Loss from discontinued operations	(28,974)
Other income, net	1,107
Loss before income tax	(27,867)
Income tax expenses	(1,845)
Net loss from discontinued operations, net of income tax	(29,712)

5	Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2023	2024
	US$	US$
Costs to obtain contracts with customers	2,517	4,091
Prepaid advertising expenses	973	573
Deposit in third-party payment channel	652	1,736
Due from the distributor	530	706
Cost to collect tuition fee from third-party payment channel	462	1,787
Prepaid rental and other deposits	385	602
Prepaid taxes	125	172
Prepaid Directors & Officers insurance	91	83
Prepaid professional service fees	89	65
Others	570	1,091
Total	6,394	10,906

6	Property and equipment, net

Property and equipment consist of the following:

	As of December 31,
	2023	2024
	US$	US$
Computers and equipment	1,327	1,518
Furniture and fixtures	58	119
Leasehold improvement	20	65
Total	1,405	1,702
Less: Accumulated depreciation and amortization	(1,267)	(1,339)
Property and equipment, net	138	363

For the years ended December 31, 2022, 2023 and 2024, depreciation and amortization expenses amounted to US$91, US$86 and US$125, respectively.

7	Intangible assets, net

The following table summarizes the Group’s intangible assets, net:

	As of December 31,
	2023	2024
	US$	US$
Copyright for teaching materials	120	120
Computer software	5	5
Total	125	125
Less: Accumulated amortization	(33)	(45)
Intangible assets, net	92	80

For the years ended December 31, 2022, 2023 and 2024, amortization expenses amounted to US$12, US$13 and US$12, respectively. For the years ended December 31, 2022, 2023 and 2024, there is no intangibles impairment to be recognized.

7Intangible assets, net (Continued)

As of December 31, 2024, amortization expense of intangible assets for future years is expected to be as follows:

Amortization
Expense
US$
2025	12
2026	12
2027	12
2028	12
2029 and thereafter	32
80

8	Operating Leases

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

The components of lease expense for the years ended December 31, 2022, 2023 and 2024 were as follows:

	For the year ended
	December 31, 2022	December 31, 2023	December 31, 2024
	US$	US$	US$
Operating lease cost	662	637	1,239
Lease cost for leases with terms less than one year	37	261	67
Total lease cost	699	898	1,306

For the year ended December 31, 2022, 2023 and 2024, there is no variable lease cost and sublease income recognized in the consolidated financial statements of the Group.

Maturities of lease liabilities were as follows:

As of December 31,
2024
US$
2025	1,519
2026	689
2027	506
2028	99
2029 and thereafter	—
Total undiscounted lease payments	2,813
Less: imputed interest	(130)
Total lease liabilities	2,683

The following table provides a summary of the Group’s lease terms and discount rates as of December 31, 2023 and 2024:

	As of December 31,	As of December 31,
	2023	2024
Weighted average remaining lease term(years)	1.00	2.44

Weighted average discount rate(percentage)	4.75%	3.60%

8	Operating Leases (Continued)

Supplemental information related to the Group’s operating leases for the years ended December 31, 2022, 2023 and 2024 are as follows:

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2022	2023	2024
Cash paid for operating leases	466	865	1,341
Right-of-use assets obtained in exchange for operating lease liabilities	863	441	3,221

9	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2023	2024
	US$	US$
Salaries, welfare and outsourcing fee payable	2,460	3,812
Accrued advertising and other expenses	1,522	1,792
Provision for interests and penalties of taxes*	1,163	—
Accrued professional service fees	642	295
Accrued rental and property management fees	148	290
Accrued staff reimbursements	55	44
Others	199	411
Total	6,189	6,644
*

After paying tax interests and obtaining tax penalties exemption in compliance with the local laws in June 2024, the Group no longer had any outstanding provision for interests and penalties of taxes for that period.

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

10	Taxation (Continued)

Thailand

The Company’s subsidiary, Helloworld Education Online (Thailand) Co., Ltd, is established in Thailand and its income is subject to Thailand tax laws. The income tax rate is 20% on taxable profits.

Saudi Arabia

The Company’s subsidiary, Darb Al-Najah Training Company, is established in Saudi and its income is subject to Saudi Arabia tax laws. The income tax rate is 20% on taxable profits.

United Arab Emirates

The Company’s subsidiaries, HAWO EDUCATION INVESTMENT-FZCO and Hawo Online Training L.L.C-FZ, are established in United Arab Emirates and their income is subject to United Arab Emirates tax laws. The income tax rate is 9% on taxable profits.

Philippines

Entities incorporated in Philippines are subject to enterprise income tax in the Philippines at a rate of 25% for Philippines Co II, and 20% for Philippines Co III. As of December 31, 2023 and 2024, the Company’s subsidiaries in Philippines had an accumulated profit. Philippines Co II has been registered with the Philippine Economic Zone Authority, or PEZA, as an Eco zone IT Enterprise since December 19, 2014. As such, it is entitled to an income tax holiday, or 100% exemption from corporate income tax, for four years from its PEZA registration, the tax and duty free importation of raw materials, capital equipment, machineries and spare parts, VAT zero-rating for local purchases of goods and services, and exemption from payment of local government imposts, fees, licenses, and taxes, and exemption from expanded withholding tax under Philippines tax law. In February 2022, Philippines Co II left the PEZA offices in Alpha and Bacolod and the tax holiday ended.

Payments of dividends by Philippines Co II and Philippines Co III are subject to withholding tax in the Philippines at the rate of 25%. As of December 31, 2022, 2023 and 2024, the Group did not record any withholding tax on the retained earnings of its subsidiaries in the Philippines, as the impact was immaterial as of December 31, 2022, 2023 and 2024.

In addition to corporate income tax, Philippines Co II and Philippines Co III are also subjected to 12% of Value Added Tax on all income generated within the Philippines.

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

10Taxation (Continued)

The following table sets forth the component of income tax expenses of the Group for the years ended December 31, 2022, 2023 and 2024:

	For the year ended December 31,
	2022			2023			2024
	International	PRC		International	PRC		International	PRC
	entities	entities	Total	entities	entities	Total	entities	entities	Total
	US$	US$	US$	US$	US$	US$	US$	US$	US$
Income/(loss) before income tax expenses	(14,358)	1,574	(12,784)	(16,367)	1,453	(14,914)	(8,821)	1,775	(7,046)
Current income tax expenses	50	—	50	281	—	281	149	112	261
Deferred income tax expenses/(benefits)	10	—	10	(163)	—	(163)	15	—	15
Income tax expenses	60	—	60	118	—	118	164	112	276

Reconciliation of the differences between statutory tax rate and the effective tax rate:

Reconciliation of the differences between the PRC statutory tax rate of 25% and the Group’s effective tax rate is as follows:

	As of December 31,
	2022	2023	2024
PRC statutory tax rate	25%	25%	25%
Effect on tax rates in different tax jurisdiction	(15.40)%	(10.97)%	(12.49)%
Effect on tax holiday	0.00%	(0.00)%	0.00%
Impact of preferential tax rates	—%	0.16%	0.01%
Changes in valuation allowance	(5.69)%	(12.39)%	(12.29)%
Permanent book-tax differences—non-deductible expenses	(4.38)%	(1.91)%	(1.53)%
Tax effect of withholding tax	—%	—%	(2.62)%
Prior true - ups adjustment	—%	0.55%	—%
Change in unrecognized tax benefits	—%	(1.23)%	—%
Effective tax rate	(0.47)%	(0.79)%	(3.92)%

b	Deferred Tax Assets and Liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. Significant components of the Group’s deferred tax assets are as follows:

	As of December 31,
	2023	2024
	US$	US$
Deferred tax assets
Tax loss carryforwards	5,197	6,440
lease liabilities	152	633
Defined benefits liabilities	8	21
Accruals and other liabilities	40	26
Share-based compensation	(4)	(4)
Unrealized foreign exchange loss	38	20
Less: Valuation allowance	(4,559)	(5,377)
Total deferred tax assets, net	872	1,759

Deferred tax liabilities
Contract costs related assets	(629)	(1,029)
Right-of-use assets	(171)	(673)
Total deferred tax liabilities	(800)	(1,702)
Net deferred tax assets	72	57

10Taxation (Continued)

US$2,722, US$1,230, nil, nil and US$30,850 of the tax loss carryforwards will expire in the years ended December 31, 2025, 2026, 2027, 2028 and 2029 and thereafter, respectively.

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

Movement of Valuation Allowance

The following table shows the movement of valuation allowance for the periods presented:

	For the year ended December 31,
	2022	2023	2024
	US$	US$	US$
Balance at beginning of the year	(3,633)	(4,361)	(4,559)
Provision	(1,259)	(2,387)	(1,838)
Current period reversal	531	628	1,020
Prior true- ups adjustment	—	1,561	—
Balance at end of the year	(4,361)	(4,559)	(5,377)

cUncertain Tax Positions

The total amount of gross unrecognized tax benefits was US$285 as of December 31, 2023, if recognized, would affect the Group’s effective tax rate. The Group recognized uncertain tax benefits in income taxes payable on the consolidated balance sheet as of December 31, 2023. After paying corporate income tax of US$148 in compliance with the local laws in June 2024, the Group no longer had any significant outstanding unrecognized tax benefits for that period.

For the years ended December 31, 2023, the Group recognized interests of US$1 and penalties of US$200 related to unrecognized tax benefits in other expenses in the consolidated statement of comprehensive loss. As of December 31, 2023, the Group recognized interests and penalties of US$201 in accrued expenses and other current liabilities on the consolidated balance sheet. After paying tax interests and obtaining tax penalties exemption in compliance with the local laws in June 2024, the Group no longer had any outstanding provision for interests and penalties of taxes for that period.

As of December 31, 2024, the Company did not have any uncertain tax positions or related interest and penalties.

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits:

	For the year ended December 31,
	2023	2024
	US$	US$
Unrecognized tax benefits at beginning of the year	—	285
Gross increases—tax position in prior period	100	—
Gross increases—tax position in current period	185	—
Gross decreases—tax position in prior period	—	(137)
Settlement	—	(148)
Unrecognized tax benefits at end of the year	285	—

Tax returns of the Company’s major subsidiaries in the PRC, Hong Kong, Singapore, Malaysia, Thailand, Saudi Arabia, United Arab Emirates and Philippines remain subject to examination by relevant tax authorities for five years, six years, five years, seven years, five years, five years, seven years and three years, respectively, from the date of filing.

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

As of December 31, 2023 and 2024, 1,500,000,000 ordinary shares have been authorized, including (i) 1,000,000,000 Class A ordinary shares of a par value of US$0.0001 each, (ii) 350,000,000 Class B ordinary shares of a par value of US$0.0001 each and (iii) 150,000,000 shares of a par value of US$0.0001 each of such class or classes however designated by the Board of Directors.

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

As of December 31, 2024, 350,794,377 ordinary shares have been issued, of which 247,187,397 were Class A ordinary shares and 103,606,980 were Class B ordinary shares. 350,794,377 ordinary shares are outstanding, of which 247,187,397 were Class A ordinary shares and 103,606,980 were Class B ordinary shares. The movement of Class A ordinary shares for the year ended 2024 includes settlement of RSU by new issuance of 6,687,180 shares and exercise of 807,000 share options. The Class B ordinary shares hadn’t changed for the year ended 2024.

12	Share-based Compensation

The Company adopted 2013 Employee Stock Option Plan (the “2013 Plan”), 2014 Employee Stock Option Plan (the “2014 Plan”, collectively the “Pre-IPO Plans”). In May 2016, the Company adopted the 2016 Share Incentive Plan (“2016 Plan”). The Pre-IPO Plans and 2016 Plan allow the plan administrator to grant stock options, share appreciation rights, dividend equivalent right, restricted share units and restricted shares to employees, directors and consultants of the Company and its affiliates, up to a maximum of 36,229,922 and 4,600,000 Class A ordinary shares, respectively, plus an annual increase of 1.5% of the total outstanding share capital as of December 31 of the immediately preceding calendar year on the first day of each fiscal year, beginning in 2017, or such lesser number of Class A ordinary shares as determined by the board of directors of the Company. If an award under the Pre-IPO Plans terminates, expires or lapses, or is cancelled for any reason, ordinary shares subject to the award become available for the grant of a new award under the 2016 Plan. As of December 31, 2024, after consideration of adjustments for the annual increase and other changes, a total of 13,295,245 Class A ordinary shares are available under the plans.

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

The Company granted restricted share units (“RSUs”) under the 2016 Plan. Most of RSUs vest over a period of two-year or four-year requisite service period. And granted RSUs generally follow one of the four vesting schedules (“Schedule D”, “Schedule E”, “Schedule F”, “Schedule G”) below:

●	Schedule D: one half (½) of which vest upon the second anniversary of the date of vesting commencement date and 25% of the options vest at the third and fourth anniversary respectively
●	Schedule E: 25% of the RSUs vest at each of the four anniversaries;
●	Schedule F: 25% of the RSUs vest at each half year of the two anniversaries;
●	Schedule G: 33.33% of the RSUs vest at each of the three anniversaries;

For the years ended December 31, 2022, 2023 and 2024, total share-based compensation expenses recognized were US$712, US$910 and US$934, respectively. As of December 31, 2024, the unrecognized compensation cost was US$1,168. These amounts are expected to be recognized over a weighted average period of 1.84 years.

Share-based compensation expenses were allocated to operating expenses as follows:

	For the year ended December 31,
	2022	2023	2024
	US$	US$	US$
Sales and marketing expenses	(17)	(149)	(117)
Product development expenses	(149)	(179)	(118)
General and administrative expenses	(546)	(582)	(699)
Total	(712)	(910)	(934)

Stock options

The Group uses the Binomial option pricing model to estimate the fair value of stock options. The assumptions used to value the Company’s option grants were as follows:

For the year ended December 31,
	2022	2023	2024
Stock options:
Contractual term (in years)	—	—	10.01-10.01
Expected volatility	—	—	47.3%-60.2%
Exercise multiple	—	—	2.2-2.8
Expected dividend yield	—	—	—
Risk-free interest rate (per annum)	—	—	1.5%-2.6%
Expected forfeiture rate (post-vesting)	—	—	—

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

12Share-based Compensation (Continued)

The following table sets forth the summary of option activities under the Company’s 2013 Plan and 2014 Plan:

			Weighted
		Weighted	Average
		Average	Remaining		Weighted Average
	Options	Exercise	Contractual	Aggregate Intrinsic	Grant Date Fair
	Outstanding	Price	Life	Value	Value
		US$	(In years)	US$	US$
December 31, 2022	10,377,400	0.1334	2.71	(295)	0.4001
Granted	—	—	—	—	—
Exercised	—	—	—	—	—
Expired	—	—	—	—	—
Forfeited or cancelled	(1,175,325)	0.3330	—	—	0.5122
December 31, 2023	9,202,075	0.1080	2.45	238	0.3858
Granted	561,600	0.0167	—	—	0.0532
Exercised	(807,000)	0.1455	—	—	0.5697
Expired	—	—	—	—	—
Forfeited or cancelled	(39,500)	0.2552	—	—	0.3462
December 31, 2024	8,917,175	0.0982	1.73	2,171	0.3484
Vested and expected to vest as of December 31, 2024	8,916,554	0.1234	0.60	1,946	0.3850
Exercisable as of December 31, 2024	8,904,615	0.1233	0.60	1,945	0.3850

The aggregate intrinsic value is calculated as the difference between the estimated fair value of the underlying stock at each reporting date and the exercise price of the underlying awards.

RSUs

The following table sets forth the summary of the restricted share units’ activities in 2023 and 2024:

	Number of	Weighted Average
	RSUs	Grant Date Fair Value
		US$
December 31, 2022	7,604,919	0.14
Granted	9,188,420	0.14
Vested	(5,484,000)	0.14
Forfeited	(91,486)	0.11
December 31, 2023	11,217,853	0.14
Granted	5,459,920	0.15
Vested	(6,687,180)	0.14
Forfeited	(967,474)	0.13
December 31, 2024	9,023,119	0.14

13	Net income/(loss) per share

Basic net income/(loss) per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted earnings per share (“EPS”) is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the treasury stock method.

For the year ended December 31, 2022, 2023 and 2024 stock options to purchase ordinary shares and restricted share units that were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company were 16,571,569, 15,418,093 and 16,271,301, respectively, on a weighted average basis.

13Net income/(loss) per share (Continued)

The following table sets forth the computation of basic and diluted net loss per share for the periods:

	For the year ended December 31,
	2022	2023	2024
	US$	US$	US$
Numerator:
Net loss for discontinued operations	(29,712)	—	—
Denominator:
Weighted average ordinary shares outstanding
—basic	335,640,275	341,070,214	347,119,359
—diluted	335,640,275	341,070,214	347,119,359
Basic and diluted net loss per share attributable to ordinary shareholders	(0.09)	—	—
Basic and diluted net loss per ADS* attributable to ordinary shareholders	(5.31)	—	—
Numerator:
Net loss for continuing operations attributable to the Company’s ordinary shareholders	(12,844)	(15,032)	(7,235)
Denominator:
Weighted average ordinary shares outstanding
—basic	335,640,275	341,070,214	347,119,359
—diluted	335,640,275	341,070,214	347,119,359
Basic and diluted net loss per share attributable to ordinary shareholders	(0.04)	(0.04)	(0.02)
Basic and diluted net loss per ADS* attributable to ordinary shareholders	(2.30)	(2.64)	(1.25)
*

In December 2022, the Company changed the ratio of American depositary shares (“ADSs”) to Class A ordinary shares (the “ADS Ratio”) from one ADS representing fifteen Class A ordinary shares to one ADS representing sixty Class A ordinary shares.

14	Commitments and contingencies
a	Commitments

Future minimum lease payments for operating lease liabilities as of December 31, 2024 are disclosed in Note 8.

As of December 31, 2024, the Group’s future minimum commitments under non-cancelable agreements were as follows:

		Less than One	Over One
	Total	Year	Year
	US$	US$	US$
Purchase commitments	747	745	2

Purchase commitments mainly include commitments for enterprise routine operations including short-term lease payment.

bContingencies

There are no claims, lawsuits, investigations and proceedings, including un-asserted claims that are probable to be assessed, that have in the recent past had, or to the Group’s knowledge, are reasonably possible to have, a material change on the Group’s financial position results of operations or cash flows.

15	Related party transactions

Name of entity	Relationships with the Group
Dasheng Holding (HK) Limited, its subsidiary and its consolidated VIEs	Controlled by the CEO of the Group

During the years ended December 31, 2022, 2023 and 2024, the Group had the following material related party transactions:

(a)	Transactions with related parties

	For the year ended December 31,
	2022	2023	2024
	US$	US$	US$
Services provided to Dasheng Holding (HK) Limited, its subsidiary and its consolidated VIEs
Agent services provided to the Dasheng Holding (HK) Limited, its subsidiary and its consolidated VIEs*	92	142	134

Services received from Dasheng Holding (HK) Limited, its subsidiary and its consolidated VIEs
Product development labor service	505	882	612
Internet service	56	183	272
*

Agent services provided to Dasheng Holding (HK) Limited, its subsidiary and its consolidated VIEs mainly refer to the sale of management service of Philippine tutors, and these Philippine tutors would deliver the lessons services to the students in Mainland China.

(b)	Balances with related parties

	As of December, 31
	2023	2024
	US$	US$
Amounts due to Dasheng Holding (HK) Limited, its subsidiary and its consolidated VIEs*	4,077	2,853
*	The balance represents net settled services and other payables and receivables between the Company and Dasheng Holding (HK) Limited, its subsidiary and its consolidated VIEs.

16	Profit appropriation and restricted net assets

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

After the disposal of the China Mainland Business and the rescission of the Equity Interest Pledge Agreement with the sole shareholder of Dasheng HAWO, the Company is without any consolidated VIEs as of December 31, 2022. Total registered capital of the Company’s PRC subsidiary as of December 31, 2023 and 2024 were US$10,070.

Parent Company Only Condensed Financial Information

The Company performed a test on the restricted net assets of its consolidated subsidiaries and the VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08(e)(3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information for the Company only. For the purposes of presenting parent only financial information, the Company records its investments in its subsidiaries and the VIEs under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Deficits of investments in subsidiaries”, and shares in the subsidiaries and the VIEs’ loss are presented as “Share of loss of subsidiaries and the VIEs” in the condensed statements of comprehensive loss. The parent company only condensed financial information should be read in conjunction with the Group’ consolidated financial statements.

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

The Company did not have significant capital and other commitments, or guarantees as of December 31, 2023 and 2024.

The Company’s accounting policies are the same as the Group’s policies except for the accounting for the investments in subsidiaries and the VIEs.

16	Profit appropriation and restricted net assets (Continued)

Condensed Balance Sheets of the Company

	As of December, 31
	2023	2024
	US$	US$

ASSETS
Current assets
Cash and cash equivalents	3,605	1,545
Time deposits	1,000	—
Prepaid expenses and other current assets	67	86
Amounts due from related parties	71	70
Total current assets	4,743	1,701
Non-current assets
Amounts due from inter-company entities	14,553	16,425
Other non-current assets	69	69
Total non-current assets	14,622	16,494
Total assets	19,365	18,195

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accrued expenses and other current liabilities	338	243
Tax payables	135	—
Total current liabilities	473	243
Non-current liabilities
Amounts due to inter-company entities	5,776	5,786
Deficits of investments in subsidiaries	21,307	26,878
Total non-current liabilities	27,083	32,664
Total liabilities	27,556	32,907
Shareholders’ deficit:
Class A ordinary shares	24	25
Class B ordinary shares	10	10
Additional paid-in capital	338,316	339,249
Surplus reserves	1	1
Accumulated other comprehensive loss	(326)	(685)
Accumulated deficit	(346,365)	(353,600)
Total shareholders’ deficit	(8,340)	(15,000)
Noncontrolling interest	149	288
Total deficit	(8,191)	(14,712)
Total liabilities and shareholders’ deficit	19,365	18,195

16	Profit appropriation and restricted net assets (Continued)

Condensed Statements of Operations and Comprehensive Loss of the Company

	For the year ended December 31,
	2022	2023	2024
	US$	US$	US$

Operating expenses:
Sales and marketing expenses	(55)	—	—
Product development expenses	(1,240)	—	—
General and administrative expenses	(2,480)	(1,410)	(1,226)
Share of loss of subsidiaries and the VIEs	(8,060)	(13,350)	(5,978)
Total operating expenses	(11,835)	(14,760)	(7,204)
Loss from operations	(11,835)	(14,760)	(7,204)
Others	(1,008)	(272)	(254)
Loss before income tax expenses	(12,843)	(15,032)	(7,458)
Income tax expenses	(1)	—	136
Net loss from continuing operations	(12,844)	(15,032)	(7,322)
Net loss from discontinuing operations	(29,712)	—	—
Net loss	(42,556)	(15,032)	(7,322)
Net loss attributable to noncontrolling interests	—	—	(87)
Net loss, all attributable to the Company’s ordinary shareholders	(42,556)	(15,032)	(7,235)

Comprehensive loss:
Net loss	(42,556)	(15,032)	(7,322)
Other comprehensive loss
Foreign currency translation adjustments	9,082	(627)	(373)
Reclassification of exchange differences on translation of operations to consolidated statement of operations	(2,727)	—	—
Total comprehensive loss	(36,201)	(15,659)	(7,695)
Less: comprehensive income/(loss) attributable to noncontrolling interests	—	2	(14)
Total comprehensive loss attributable to ordinary shareholders	(36,201)	(15,661)	(7,681)

Condensed Statements of Cash Flows of the Company

	For the year ended December 31,
	2022	2023	2024
	US$	US$	US$

Cash flows from operating activities:
Net cash used in operating activities	(3,210)	(1,109)	(1,129)
Cash flows from investing activities:
Placement of time deposits	(4,872)	(1,006)	—
Withdrawal of time deposits	17,614	4,830	1,000
Net cash used in transactions with intra-Group entities	(20,855)	(4,167)	(2,833)
Net cash used in investing activities	(8,113)	(343)	(1,833)
Cash flows from financing activities:
Net cash provided by transactions with intra-Group entities	4,078	773	900
Net cash provided by financing activities	4,078	773	900
Effect of exchange rate changes on cash and cash equivalents	(487)	77	2
Net decrease in cash and cash equivalents	(7,732)	(602)	(2,060)
Cash and cash equivalents at the beginning of the year	11,939	4,207	3,605
Cash and cash equivalents at the end of the year	4,207	3,605	1,545

17	Segment Information

Based on the criteria established by ASC 280 “Segment Reporting”, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s CODM in deciding how to allocate resources and assess performance.

The Group operates in seven principal geographical areas— China, Hong Kong, Philippines, Singapore, Malaysia, Thailand and Saudi Arabia. The Group evaluated and concluded that the operating segments should be aggregated as one reportable segment as of December 31, 2024, considering these segments have similar economic characteristics and are similar in respect of the nature of products and services, the type or class of customers, the methods used to distribute the products or provide the services. The CODM does not rely on, individual geographical business unit profit and loss statements or other measures of operating profits as the CODM does not believe they are useful or appropriate for performance assessment or resource allocation decisions for the services and products within the Company, because most of services and products are very similar in terms of generating revenue.

The CODM does not regularly review total assets for our single reportable segment as total assets are not used to assess performance or allocate resources. The CODM uses gross profit and operating profit to assess the overall performance of one single segment by comparing gross profit and operating profit results to historical results.

The following table presents revenues, cost of revenues, gross profit and operating profit by reportable segment:

	For the year ended December 31,
	2022	2023	2024
	US$	US$	US$

Net revenues	15,048	27,111	50,692
Cost of revenues	(3,194)	(6,322)	(11,164)
Gross profit	11,854	20,789	39,528
Operating expenses:
Sales and marketing expenses(1)	(13,262)	(23,488)	(33,271)
Product development expenses(1)	(2,716)	(2,909)	(3,453)
General and administrative expenses(1)	(7,522)	(7,145)	(9,916)
Share-based compensation expenses	(712)	(910)	(934)
Total operating expenses	(24,212)	(34,452)	(47,574)
Loss from operations	(12,358)	(13,663)	(8,046)
Interest income	27	165	229
Other (expenses)/income, net	(453)	(1,416)	771
Income tax expenses	(60)	(118)	(276)
Net loss from continuing operations	(12,844)	(15,032)	(7,322)
(1)	Total depreciation and amortization expenses of a single segment were US$103, US$99 and US$137, respectively, for the years ended December 31, 2022, 2023 and 2024.

17	Segment Information (Continued)

The following table summarizes primary long-lived assets of the Group by geographical location:

	Right-of-use assets
	As of December 31,
	2023	2024
	US$	US$
Asia-pacific region	723	2,657
Others	—	231
Total	723	2,888

	Property and equipment, net
	As of December 31,
	2023	2024
	US$	US$
Asia-pacific region	128	120
Others	10	243
Total	138	363

18Subsequent events

The Group performed an evaluation of subsequent events through April 25, 2025, which is the date the financial statements were issued, and did not identify any material events or transactions that would require adjustment to or disclosure in the financial statements.