Form 20-F
period 2025-12-31
51Talk Online Education Group
filed 2026-04-23
CIK 1659494

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025

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

6 Shenton Way, #38-01 OUE Downtown, Singapore 068809
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

As of December 31, 2025, there were 359,059,557 ordinary shares outstanding, par value $0.0001 per share, being the sum of 255,452,577 Class A ordinary shares (excluding 8,289,315 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the issuer’s share incentive plan) and 103,606,980 Class B ordinary shares.

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

☐ Yes ☐ No

i

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

●	a lesson is considered “booked” when it is taken or when the student to such lesson is confirmed absent;
●	an “active student with general lesson consumption” or “active student” for a specified period refers to a student who consumed or booked at least one paid lesson credit, in attendance or due to minimum consumption or expiration, excluding those students who only attended paid live broadcasting lessons or trial lessons; an “active student with attended lesson consumption” for a specified period refers to a student who attended at least one paid lesson, excluding those students who only attended paid live broadcasting lessons or trial lessons;
●	“ADSs” refers to our American depositary shares, each representing sixty Class A ordinary shares;
●	the “Alleviating Burden Opinion” refers to the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education jointly promulgated by the General Office of State Council and the General Office of Central Committee of the Communist Party of China on July 24, 2021;
●	“China Mainland Business” refers to our former online English tutoring businesses in mainland China, including all associated liabilities and assets, which we divested in June 2022;
●	“foreign tutors” refers to the Filipino tutors;
●	“global tutors” refers to the non-Filipino foreign tutors;
●	“gross billings” for a specific period refers to the total amount of cash received and receivable from third party payment platforms for the sale of course packages and services in such period, net of the total amount of refunds in such period;
●	“ordinary shares” refers to our Class A and Class B ordinary shares, par value US$0.0001 per share;
●	a “paying student” for a specified period refers to a student that purchased a course package during the period, excluding those students who only paid for live broadcasting lessons, and the total number of “paying students” for a specified period refers to the total number of paying students for such period minus the total number of students that obtained refunds during such period;
●	“RMB” or “Renminbi” refers to the legal currency of mainland China;
●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;
●	“PHP” or “Peso” refers to the legal currency of the Philippines;
●	“SGD” refers to Singapore dollars, the legal currency of Singapore;
●	“MYR” refers to Ringgit, the legal currency of Malaysia;
●	“THB” refers to Thai Baht, the legal currency of Thailand;
●	“SAR” refers to the legal currency of Saudi Riyal;
●	“VIE (s)” refers to variable interest entity (ies); and
●	“we,” “us,” “our company,” “our,” and “51Talk” refer to 51Talk Online Education Group, a Cayman Islands holding company and its subsidiaries.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our goals and growth strategies;
●	our expectations regarding demand for and market acceptance of our brand and platform;
●	our ability to retain and increase our student enrollment;
●	our ability to offer new courses;
●	our ability to engage, train and retain new tutors;
●	our future business development, results of operations and financial condition;
●	our ability to maintain and improve infrastructure necessary to operate our education platform;
●	competition in the online education industry in the markets where we operate;
●	the expected growth of, and trends in, the markets for our course offerings;
●	global economic, political, regulatory, social and business conditions and their impact on the markets where we operate; and
●	assumptions underlying or related to any of the foregoing.

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

PART I.

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.KEY INFORMATION

Our Holding Company Structure

51Talk Online Education Group is not an operating company but a Cayman Islands holding company. We conduct our business through our subsidiaries across different jurisdictions, including our Singapore subsidiary, Hong Kong subsidiaries, as well as our subsidiaries in other jurisdictions. As a result, 51Talk Online Education Group’s ability to pay dividends depends upon dividends paid by our subsidiaries, which is subject to restrictions imposed by the applicable laws and regulations of the relevant jurisdictions.

We currently operate in several key markets across the globe, including Hong Kong, Southeast Asia, the Middle East, and others. As we have shifted our business focus to countries and regions outside mainland China, we conduct our operations, which solely pertains to research and development, administration and sales and marketing, through our mainland China subsidiaries.

The following diagram illustrates our current corporate structure, which includes our significant subsidiaries as of the date of this annual report:

Notes:

⁎ The holding company in which the investors hold their interests

† Our operating subsidiaries

(1)

Jack Jiajia Huang and Ting Shu through their holding vehicles, which are wholly owned by TB Family Trust established for the benefits of Mr. Huang and Ms. Shu and their family members, beneficially owned 24.5% of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of March 18, 2026, which represents 38.8% of the aggregate voting power of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of March 18, 2026. Mr. Huang by himself and through his own holding vehicles, which are wholly owned by HH Talent Trust established for the benefits of Mr. Huang and his family members, beneficially owned 8.5% of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of March 18, 2026, which represents 2.4% of the aggregate voting power of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of March 18, 2026. DCM Funds, including DCM Hybrid RMB Fund, L.P., DCM Ventures China Turbo Fund, L.P. and DCM Ventures China Turbo Affiliates Fund, L.P., beneficially owned 18.9% of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of March 18, 2026, which represents 45.4% of the aggregate voting power of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of March 18, 2026. HongShan Investment Funds, including HSG Venture V Holdco I, Ltd.( formerly known as SCC Venture V Holdco I, Ltd.), beneficially owned 7.9% of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of March 18, 2026, which represents 2.2% of the aggregate voting power of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of March 18, 2026. Golien Ltd beneficially owned 5.3% of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of March 18, 2026, which represents 1.5% of the aggregate voting power of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of March 18, 2026. Other shareholders including certain principal shareholders, beneficially own 34.9% of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of March 18, 2026, which represents 9.7% of the aggregate voting power of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of March 18, 2026.

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
(8)

In November 2022, Helloworld Education Online (Thailand) Co., Ltd., or Helloworld Education Thailand, was incorporated as a subsidiary of our company to operate our business in Thailand. HelloWorld Online Singapore, Ms. Piyanuch Thiensri and Ms. Chulaluk Aramruangsakul hold 49%, 26% and 25% of the equity interest in Helloworld Education Thailand, respectively. HelloWorld Online Singapore holds ordinary shares, and each ordinary share is entitled to one vote. Ms. Piyanuch Thiensri and Ms. Chulaluk Aramruangsakul hold preference shares, and ten preference shares is entitled to one vote. As a result, we, through HelloWorld Online Singapore, hold 90.6% of the voting power of Helloworld Education Thailand.

(9)	In September 2018, Beijing HelloWorld Online Technology Co., Ltd., or HelloWorld Online, was incorporated as a wholly owned subsidiary of Helloworld Online HK.
(10)	In March 2023, Darb Al-Najah Training Company, or Darb Al-Najah, was incorporated as a wholly owned subsidiary of HelloWorld Online Singapore to operate the international business in Saudi Arabia.
(11)	In July 2023, HelloWorld Online Education Jordan LLC, or HelloWorld Jordan, was incorporated as a wholly owned subsidiary of our Company to operate the international business in Jordan.
(12)	In January 2024, HAWO EDUCATION INVESTMENT -FZCO, or UAE INVESTMENT, was incorporated as a wholly owned subsidiary of HelloWorld Online Singapore in United Arab Emirates.
(13)	In February 2024, Hawo Online Training L.L.C-FZ, or UAE Training, was incorporated as a wholly owned subsidiary of HelloWorld Online Singapore in United Arab Emirates.
(14)	In July 2025, HELLOWORLD ONLINE EDUCATION VIETNAM COMPANY LIMITED, or HELLOWORLD ONLINE EDUCATION VIETNAM, was incorporated as a wholly owned subsidiary of HelloWorld Online Singapore in Vietnam.
A.	[Reserved]

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Summary of Risk Factors

Risks Related to Our Business and Industry

●	Our limited operating history in the international market makes it difficult to evaluate our future prospects. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our limited operating history in the international market makes it difficult to evaluate our future prospects.”
●	If we are not able to continue to attract students to purchase our course packages or to increase the spending of our students on our platform, our business and prospects will be materially and adversely affected. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—If we are not able to continue to attract students to purchase our course packages or to increase the spending of our students on our platform, our business and prospects will be materially and adversely affected.”
●	Our business depends on the market recognition of our brand, and if we are unable to maintain and enhance brand recognition, our business, financial conditions and results of operations may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business depends on the market recognition of our brand, and if we are unable to maintain and enhance brand recognition, our business, financial conditions and results of operations may be materially and adversely affected.”
●	If we are unable to conduct sales and marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we are unable to conduct sales and marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.”

●	We have incurred, and in the future may continue to incur, net losses. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have incurred, and in the future may continue to incur, net losses.”
●	We face significant competition, and if we fail to compete effectively, we may lose our market share or fail to gain additional market share, which would adversely impact our business and financial conditions and operating results. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face significant competition, and if we fail to compete effectively, we may lose our market share or fail to gain additional market share, which would adversely impact our business and financial conditions and operating results.”
●	If we are not able to continue to engage, train or retain qualified tutors, we may not be able to maintain consistent teaching quality on our platform, and our business, financial conditions and operating results may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we are not able to continue to engage, train or retain qualified tutors, we may not be able to maintain consistent teaching quality on our platform, and our business, financial conditions and operating results may be materially and adversely affected.”
●	If we fail to successfully execute our growth strategies, our business and prospects may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to successfully execute our growth strategies, our business and prospects may be materially and adversely affected.”
●	If we fail to develop and introduce new courses that meet our existing and prospective students’ expectations, or adopt new technologies important to our business, our competitive position and ability to generate revenues may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to develop and introduce new courses that meet our existing and prospective students’ expectations, or adopt new technologies important to our business, our competitive position and ability to generate revenues may be materially and adversely affected.”
●	Our business generates and processes a large amount of data, and we are required to comply with applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, and we are required to comply with applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.”
●	Our business broadcasts online content and we are required to comply with various broadcasting and online content regulations, including licensing requirements, under applicable laws. Non-compliance with such regulations and applicable licensing requirements may result in, among others, the revocation of our licenses and the takedown and/or blocking of our content in these jurisdictions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business broadcasts online content and we are required to comply with various broadcasting and online content regulations, including licensing requirements, under applicable laws. Non-compliance with such regulations and applicable licensing requirements may result in, among others, the revocation of our licenses and the takedown and/or blocking of our content in these jurisdictions.”

Risks Related to Our Global Operations

●	We are subject to risks associated with operating in the rapidly evolving Asia and EMEA, and we are therefore exposed to various risks inherent in operating and investing in the region. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—We are subject to risks associated with operating in the rapidly evolving Asia and EMEA, and we are therefore exposed to various risks inherent in operating and investing in the region.”

●	Rising geopolitical tension between the countries and regions where we operate our business may disrupt the economy and business environment of the countries and regions where we operate our business, which may negatively impact our business operations in these countries and regions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—Rising geopolitical tension between the countries and regions where we operate our business may disrupt the economy and business environment of the countries and regions where we operate our business, which may negatively impact our business operations in these countries and regions.”
●	We could face uncertain tax liabilities in various countries and regions in which we operate, which could adversely impact our operating results. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—We could face uncertain tax liabilities in various countries and regions in which we operate, which could adversely impact our operating results.”

Risks Related to Our ADSs

●	The trading prices of our ADSs have fluctuated and may be volatile, which could result in substantial losses to investors. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—The trading prices of our ADSs have fluctuated and may be volatile, which could result in substantial losses to investors.”
●	There can be no assurance that we will not be a passive foreign investment company for U.S. federal income tax purposes for any taxable year, which could subject U.S. Holders of our ADSs or ordinary shares to significant adverse U.S. federal income tax consequences. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—There can be no assurance that we will not be a passive foreign investment company for U.S. federal income tax purposes for any taxable year, which could subject U.S. Holders of our ADSs or ordinary shares to significant adverse U.S. federal income tax consequences.”
●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.”
●	Our dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—Our dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.”

Risks Related to Our Business and Industry

Our limited operating history in the international market makes it difficult to evaluate our future prospects.

In response to the Alleviating Burden Opinion promulgated on July 24, 2021, and its implementation measures, we ceased providing K-12 online tutoring services in mainland China and divested the China Mainland Business at the end of June 2022.

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

We have incurred significant sales and marketing expenses. Our sales expenses include telemarketing sales and free trial lesson related expenses, and our marketing expenses include online and mobile marketing and branding expenses. In December 2015, we began outsourcing part of our marketing and sales functions to independent third- party suppliers who provide management and business outsourcing services. We had 1,382 sales and marketing staff for international business, including 381 full-time employees (including free trial tutors and teaching support) and 1,001 outsourced personnel as of December 31, 2025. We incurred US$23.6 million, US$33.4 million and US$62.3 million in sales and marketing expenses for international business in 2023, 2024, and 2025, respectively. We have ceased branding and marketing services in mainland China since the release of the Alleviating Burden Opinion, and we are conducting branding and marketing activities in our international markets.

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

We incurred net loss of US$15.0 million, US$7.3 million and US$16.9 million in 2023, 2024 and 2025, respectively. We had accumulated deficit of US$370.4 million as of December 31, 2025. As of December 31, 2025, we had a total shareholders’ equity of negative US$31.3 million and our current liabilities exceeded the current assets by US$35.0 million.

We incurred net loss for 2023, 2024 and 2025. We cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future, especially as we divested the China Mainland Business and transitioned into new international markets, the financial prospects of which are largely uncertain. Our ability to maintain profitability will depend in large part on our ability to maintain continuous operation in compliance with regulatory requirements, maintain or increase our operating margin, either by growing our revenues at a rate faster than our operating expenses increase, or by reducing our operating expenses. We also intend to continue to invest in our branding and marketing activities to attract students to our new services and enhance student experience. We may continue to incur net losses from operating activities and net current liabilities, which may materially and adversely affect our business, prospects, liquidity, financial condition and results of operations.

We face significant competition, and if we fail to compete effectively, we may lose our market share or fail to gain additional market share, which would adversely impact our business and financial conditions and operating results.

The global English education market is fragmented, rapidly evolving and highly competitive. We face competition in various areas of English education in which we offer or plan to offer services, from existing online and offline education companies in the global markets. In addition, the competitive landscape is evolving with the emergence of technology-driven language learning solutions, including those incorporating artificial intelligence (AI), which further intensify competition for students’ attention. In the future, we may also face competition from new entrants into the English education market.

Some of our competitors may be able to devote more resources than we can to the development and promotion of their education programs and respond more quickly than we can to changes in student demands, market trends or new technologies. We believe our strategy of integrating human-led instruction with AI-powered tools may distinguish us from certain competitors; however, if we fail to effectively integrate AI into our offerings, or if AI-only solutions prove more effective or more appealing to students than our human-AI hybrid model, we may be adversely affected in our competitive position. In addition, some of our competitors may be able to respond more quickly to changes in student preferences or engage in price-cutting strategies. We cannot assure you that we will be able to compete successfully against current or future competitors. If we are unable to maintain our competitive position or otherwise respond to competitive pressure effectively, we may lose market share or be forced to reduce our fees for course packages, either of which would adversely impact our results of operations and financial condition.

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

We are in the process of developing new business models and service offerings internationally. See “Item 4. Information on the Company” for details. Our growth strategies also include further enhancing our brand image to grow or evolve our student base and increase student enrollments, increasing our market penetration, expanding our course offerings, enhancing our teaching methods, improving the learning experience of our students, and advancing our technology. We may not succeed in executing these growth strategies due to a number of factors, including the following:

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

Furthermore, despite that we divested the China Mainland Business in June 2022 in response to regulatory changes in China, there is no assurance that students based in mainland China will not manage to access our service offerings under our international business through the internet, which may subject us to risks of non-compliance with laws, rules and regulations of data security and protection in mainland China and thereby have a negative impact on our business operations, financial condition and operating results. The PRC government has promulgated a series of cybersecurity and data privacy laws and regulations in China, including the PRC Cybersecurity Law and the Cybersecurity Review Measures. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any initial public offering at a foreign stock exchange. All of our servers and routers, including backup servers, are currently hosted by third-party service providers in Singapore. As of the date of this annual report, we and our mainland China subsidiaries have not been asked to go through cybersecurity review by any PRC government authority. Based on the foregoing, as advised by our PRC legal counsel, Shihui Partners, our mainland China subsidiaries are not required by the CAC to go through cybersecurity review in connection with our company’s previous issuance of securities to foreign investors.

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

We operate our business in multiple jurisdictions and are subject to risks associated with doing business internationally and in differing political and regulatory environments. For example, rising trade and political tensions, including those arising from the conflict in Ukraine and sanctions on Russia and the conflict in the Gaza Strip and the war among Iran and U.S. and Israel, among other geopolitical tensions, could reduce levels of trades, investments, technological exchanges and other economic activities among countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies. It could also adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our global expansion, our financial condition, and results of operations.

Governments or government agencies may take legislative, executive, administrative or other measures or implement policies to regulate foreign investments, including applying heightened scrutiny and imposing additional requirements, prohibitions and restrictions on investments made by companies that meet certain criteria. Companies may be evaluated based on (i) their place of incorporation or country of origin, (ii) the place of incorporation, country of origin, or nationality of their shareholders and/or beneficial owners, and (iii) where the companies have employees or service providers, store data or develop or provide their products and services. Any changes in foreign investment restrictions in the markets where we operate may affect our ability to operate and maintain our business in these markets. In the event of such restrictions, we may face additional legal and regulatory compliance costs and risks, lose investments we have made and/or exit such markets, our users may develop a negative perception of us, and our business, financial condition and results of operations could be negatively affected.

The government authorities of certain jurisdictions have significant oversight over the conduct of our business in those jurisdictions and may influence our local operations. These government authorities have published and may continue to publish new policies that significantly affect certain industries and we cannot rule out the possibility that they will in the future release regulations or policies that directly or indirectly affect our industry or require us to comply with more stringent regulatory requirements in order for us continue our local operations, which could result in a material adverse change in our operation in such jurisdictions and/or the value of our ADSs. Therefore, investors of our company faces potential uncertainty from actions taken by the governmental authorities in markets in which we operate. If we cannot timely and effectively manage such challenge, it may place significant strain on our management and resources to keep balance among the jurisdictions where we operate, which may adversely affect our business, financial condition and results of operations.

There have been heightened tensions in international economic relations in recent years and these tensions may continue to escalate in the future. These tensions have resulted in changes in international trade policies and, as they further escalate, may result in additional barriers to trade. For example, the tensions between the United States and China in recent years have led to additional, or higher tariffs imposed by the United States on products imported from China and restrictions on the sale of certain products into the United States. China has responded by imposing, and proposing to impose additional, or higher tariffs on products imported from the United States, among other measures. In addition, international political tensions have escalated and continue to be subject to uncertainties with respect to a wide range of issues. The U.S. government has also adopted measures aiming to prohibit or restrict U.S. investment in China-associated companies that operate in certain industries. Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities, which would materially and adversely affect the global economic conditions and the stability of global financial markets. These developments may also lead to increased compliance costs, operational disruptions, and potential constraints on our access to capital markets. The possibility of the U.S. government delisting China-associated companies from U.S. stock exchanges, as previously reported in the media, creates uncertainty regarding our ability to maintain our NYSE American LLC listing. Although we are a global company with limited operations in China, we cannot rule out the possibility of being affected by these U.S. policies, given the uncertainties associated with such policies and their implementation and the broad discretion of U.S. authorities.

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

The success of our business depends in large part on our ability to retain our students by delivering a satisfactory learning experience and improving their English proficiency. If students feel that we are not providing them the experience they are seeking, they may choose not to renew their existing packages. For example, our education programs may fail to significantly improve a student’s English proficiency. All our tests are unit-based and level-based assessments, which can only measure students’ mastery of knowledge within the current learning phase. They cannot accurately measure the specific improvement in students’ overall English proficiency. To a large extent, the improvement of students’ English proficiency depends on each student’s level of interest, effort, and time invested. Student satisfaction and parent satisfaction with our programs may decline for a number of reasons, many of which may not reflect the effectiveness of our lessons and teaching methods. A student’s learning experience may also suffer if his or her relationship with our tutors does not meet expectations. If a significant number of students fail to significantly improve their English proficiency after taking our lessons or if their learning experiences with us are unsatisfactory, they may not purchase additional lessons from us or refer other students to us and our business, financial condition, results of operations and reputation would be adversely affected.

Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third party allegations of infringement may be costly and ineffective.

We believe that our copyrights, trademarks and other intellectual property are essential to our success. We depend to a large extent on our ability to develop and maintain the intellectual property rights relating to our technology and course materials. We have devoted considerable time and energy to the development and improvement of our websites, mobile apps, our Air Class platform, trademarks, domain names, trade secrets, and our course materials.

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

Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. Such litigation may be costly and divert management’s attention away from our business. An adverse determination in any such litigation would impair our intellectual property rights and may harm our business, prospects and reputation. Enforcement of judgments in certain countries and regions where we operate is uncertain, and even if we are successful in litigation and purchase insurance in advance to cover costs arising from litigation, these may not provide us with an effective and adequate remedy. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

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

A significant challenge to the online education industry is the secure storage of confidential information and its secure transmission over public networks. Purchases of our course packages are made through our website, our mobile apps bank remittance, bank card, and third-party platforms. In addition, online payments for our course packages are settled through third-party online payment services. Maintaining complete security for the storage and transmission of confidential information on our technology platform, such as student names, phone numbers, and other personal information, is essential to maintaining student confidence.

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

The COVID-19 pandemic and the measures to contain its spread had from time to time resulted in business disruptions in the countries and regions where we operate. For example, our operations in countries and regions where we operate were affected by outbreaks of COVID-19 and precautions taken in response there. Any future outbreak of adverse public health developments in countries and regions where we operate, may have a material and adverse effect on our business operations. These occurrences could cause cancellations or deferments of student enrollments and require the temporary closure of our offices. In the event that a health epidemic cannot be effectively and timely contained, our ability to consistently offer online lessons and related services in the future may be significantly disrupted, which in turn may harm the growth rate and retention of our students, as well as our financial performance generally.

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

We lease properties for our offices in Middle East, the Philippines, Malaysia, Hong Kong, Thailand, mainland China and other countries and regions where we operate. We may not be able to successfully extend or renew such leases upon expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate our affected operations. This could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our facilities as our business continues to grow and failure in relocating our affected operations could adversely affect our business and operations.

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

Our success heavily depends upon the continued services of our management. In particular, we rely on the expertise and experience of Mr. Jack Jiajia Huang, our founder, chairman and chief executive officer, and Ms. Ting Shu, our co-founder and director. Mr. Jack Jiajia Huang and Ms. Ting Shu are husband and wife. We also rely on the experience and services from other senior management, including Ms. Cindy Chun Tang, our chief financial officer. If they cannot work together effectively or efficiently, our business may be severely disrupted. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we may lose students, tutors, and other key professionals and staff members. Our senior management has entered into employment agreements with us, including confidentiality and non-competition clauses. However, if any dispute arises between our officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in mainland China or we may be unable to enforce them at all.

Fluctuations in foreign currency exchange rates may materially and adversely affect our results of operations.

We operate in multiple international markets, which exposes us to the effect of fluctuations in currency exchange rates as we report our financials in U.S. dollars. We charge customers fees in local currencies in some countries and regions where we offer our course offerings, a significant portion of our assets and liabilities are denominated in US dollars and Renminbi, and a significant portion of our costs and expenses are incurred in the currencies of the countries and regions where we operate, including service fee payments to nearly all of our foreign tutors. For example, we engage independently contracted tutors and lease properties in the Philippines. We are exposed to the risk of cost increases due to inflation in the Philippines and other countries and regions and the depreciation of US dollars. Currency fluctuations in the currencies of the countries and regions where we operate could create economic instability that may increase our expenses and harm our business operations.

Currency fluctuations in the exchange rates among the various currencies that we use could create economic instability that may increase our expenses and harm our business operations. The conversion of one currency into another currency is based on rates set by responsible authorities in each of the countries and regions where we operate and is affected by, among other things, changes in each country or region’s political and economic conditions and its foreign exchange policies. Any significant appreciation or depreciation of the currencies of the countries and regions where we operate may have a material and adverse effect on the value of, and any dividends payable on, our ADSs in U.S. dollars and your investment. For example, to the extent that we need to convert U.S. dollars into local currencies for capital expenditures and working capital, appreciation of the local currencies against the U.S. dollar would have an adverse effect on the local currencies amount we would receive from the conversion. Conversely, if we decide to convert the local currencies where we operate our business into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the local currencies would have a negative effect on the U.S. dollar amount available to us. We cannot assure you that the currencies of the countries and regions where we operate will not appreciate or depreciate significantly in value against U.S. dollar in the future. It is difficult to predict how market forces or government policy may impact the exchange rate among the currencies of the countries and regions where we operate and the U.S. dollar in the future.

Very limited hedging options are available in certain jurisdictions where we operate to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by exchange control regulations that restrict our ability to convert between currencies. As a result, fluctuations in exchange rates may increase our expenses and have a material adverse effect on our results of operations.

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

In May 2016, we adopted the 2016 share incentive plan, or the 2016 Plan, which was amended and restated in April 2026. Upon the adoption of the Amended and Restated 2016 share incentive plan, or the Amended and Restated 2016 Plan, it replaced the previously adopted 2016 Plan in its entirety and the awards granted and outstanding thereunder remain effective and binding under the Amended and Restated 2016 Plan. Under the Amended and Restated 2016 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards under the Amended and Restated 2016 Plan is initially 4,600,000 Class A ordinary shares in 2016, plus (i) an annual increase, on the first day of each fiscal year from 2017 through 2026, equal to 1.5% of the total outstanding share capital of the Company as of December 31 of the immediately preceding calendar year, and (ii) an annual increase, on the first day of each fiscal year beginning in 2027, equal to 1.2% of the total outstanding share capital of the Company as of December 31 of the immediately preceding calendar year, or, in each case, such lesser number of Class A ordinary shares as may be determined by our board of directors, during the term of the Amended and Restated 2016 Plan. As of January 1, 2026, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards granted under the Amended and Restated 2016 Plan was increased to 53,645,627. As of March 18, 2026, 13,009,194 restricted share units were outstanding under the Amended and Restated 2016 Plan.

As a result of grants under the 2013 Plan, the 2014 Plan and the Amended and Restated 2016 Plan and potential future grants under the Amended and Restated 2016 Plan, we have incurred and will continue to incur share-based compensation expenses. We have recognized share-based compensation expense in the amount of US$1.3 million in 2025. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We have limited insurance coverage for our operations in the countries and regions where we operate our business, which could expose us to significant costs and business disruption.

We do not maintain any liability insurance or property insurance policies covering students, equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster, except for the liability insurance and property insurance policies for our certain offices. Consistent with customary industry practice, we do not maintain business interruption insurance, nor do we maintain key-man life insurance. We maintain certain personal accident insurance, commercial medical insurance, government-mandated medical insurance, and supplementary medical insurance to certain of our employees in the markets in which we operate. However, as the insurance industry in many countries and regions where we operate is still in an early stage of development and service providers typically offer limited business-related insurance products. We also have limited experience dealing with the insurance industry in international markets. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

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

We could not completely remediate the material weaknesses identified in 2024. Furthermore, a new material weakness was identified in 2025 related to our Information Technology General Controls (ITGC). For details, see “Item 15. Controls and Procedures.”

We are actively developing remediation plans designed to address the material weaknesses. However, we cannot assure you that we will be able to continually implement these measures to effectively remediate our material weaknesses, or that we will not identify additional material weaknesses or significant deficiencies in the future.

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

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in certain jurisdictions where we operate. For example, in mainland China, there may be obstacles to providing information needed for regulatory investigations or litigation initiated outside mainland China. Although the authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no international securities regulator is allowed to directly conduct investigation or evidence collection activities within mainland China. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an international securities regulator to directly conduct investigation or evidence collection activities within mainland China may further increase difficulties faced by you in protecting your interests.

We are subject to risks associated with operating in the rapidly evolving Asia and EMEA, and we are therefore exposed to various risks inherent in operating and investing in the region.

We derive a significant portion of our revenue from our operations in countries and regions located in Asia and EMEA, and we intend to continue to develop and expand our business and penetration in these countries and regions. Our operations and investments in Asia are subject to various risks related to the economic, political and social conditions of the countries and regions that we operate in, including risks related to the following:

●	inconsistent and evolving regulations, licensing and legal requirements may increase our operational risks and cost of operations among the countries and regions in Asia and EMEA in which we operate;
●	currencies may be devalued or may depreciate or currency restrictions or other restraints on transfer of funds may be imposed;
●	the effects of inflation within Asia and EMEA generally and/or within any specific country in which we operate may increase our cost of operations;
●	governments or regulators may impose new or more burdensome regulations, taxes or tariffs;
●	political changes may lead to changes in the business, legal and regulatory environments in which we operate;
●	economic downturns, political instability, civil disturbances, war, military conflict, religious or ethnic strife, terrorism and general security concerns may negatively affect our operations;
●	enactment or any increase in the enforcement of regulations, including, but not limited to, those related to personal data protection and localization and cybersecurity, and especially on the cross-border acquisition and use of personal data by our company, may incur compliance costs;
●	health epidemics, pandemics or disease outbreaks may affect our operations and demand for our offerings; and
●	natural disasters like volcanic eruptions, floods, typhoons and earthquakes may impact our operations severely.

Volatile political situations in certain countries and regions could impact our business. For example, elections and other political transitions in the countries or regions in which we operate may create uncertainty, which could adversely affect market conditions and, in some cases, contribute to civil unrest. Any disruptions in our business activities or volatility or uncertainty in the economic, political or regulatory conditions in the markets we operate in could adversely affect our business, financial condition, results of operations and prospects. Any of the foregoing risks may adversely affect our business, financial condition, results of operations and prospects.

Rising geopolitical tension between the countries and regions where we operate our business may disrupt the economy and business environment of the countries and regions where we operate our business, which may negatively impact our business operations in these countries and regions.

Certain countries and regions where we operate our business have geopolitical tension with one another.

Although diplomatic relationships among these countries and regions have been relatively stable in recent years, we cannot be sure that the territorial disputes or other forms of political discord will not escalate or that new disputes will not arise in the future. Should such disputes continue or intensify, the affected countries and their economies may experience disruptions, which could, in turn, adversely impact our operations.

Furthermore, as a significant portion of our workforce, including independently contracted personnel, may be concentrated in certain countries or regions, any deterioration in diplomatic relations could make it more challenging to attract or retain talent, or to conduct business activities in those locations. It could also discourage customers from those regions from engaging with our services or products. Prolonged or intense diplomatic tensions may therefore have a material adverse effect on our business operations, both in the affected countries and more broadly. Any current or future geopolitical disputes among the countries and regions where we operate may negatively impact our business activities, financial position and overall performance.

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

We are subject to education, content, accessibility, consumer protection and anti-discrimination laws and regulations in the jurisdictions in which we operate, and any non-compliance could materially and adversely affect our reputation, business, financial condition and results of operations.

We provide our course offerings through our apps and other channels in the jurisdictions in which we operate, and we are subject to a variety of laws, rules and regulations that govern, among other things, (i) the accessibility and content of educational materials, (ii) advertising, marketing and consumer protection, (iii) data privacy and cybersecurity, and (iv) licensing, permits, registrations and other operational requirements applicable to education-related services. These requirements may differ significantly across jurisdictions, may be interpreted and enforced inconsistently, and may change over time.

If we fail, or are alleged to have failed, to comply with applicable requirements, we may be subject to investigations, inspections, fines, penalties, warnings, increased compliance requirements, civil claims (including class actions where available), or other enforcement actions. Regulators may also require us to modify or remove content, suspend certain offerings, restrict our marketing practices, block access to certain services, or suspend or revoke licenses or permits, any of which could disrupt our operations and materially and adversely affect our business, financial condition and results of operations. In addition, any actual or alleged non-compliance could harm our brand and reputation and reduce student and parent trust, which could negatively affect our ability to attract and retain users and partners.

For example, in Hong Kong, we provide our course offerings to students through our apps and are subject to the Education Ordinance, which sets out certain requirements applicable to schools and educational institutions, including requirements relating to curriculum, teacher qualifications and student assessment. The Education Bureau may suspend or revoke the licence of a school or educational institution that is found to be in violation of the Education Ordinance. In addition, educational content may be required to be accurate and complete, and inaccurate or incomplete content may subject us to regulatory scrutiny, fines or other legal action. We are also subject to Hong Kong anti-discrimination laws, which require education companies to ensure that educational content is accessible to all students, including those with disabilities; failure to provide accessible content may result in legal action, regulatory scrutiny or reputational damage.

Negative publicity or consumer backlash arising from actual or perceived violations in any jurisdiction could make it more difficult for us to attract new customers or retain existing ones, as trust and credibility are important factors for students and parents to consider when selecting educational services. As a result, we may be forced to scale back our operations and even suspend operations in one or more markets. Any of the foregoing could materially and adversely affect our reputation, business, financial condition and results of operations.

Information we provide to users and customers regarding our course offerings is subject to consumer protection and related laws and regulations in the jurisdictions in which we operate, and any actual or alleged non-compliance could materially and adversely affect our business, financial condition and results of operations.

Information we provide (or are required to provide) to users and customers regarding our course offerings—such as course descriptions, pricing, promotions, subscription terms, refund policies, and other contractual and consumer-facing disclosures—is subject to consumer protection, e-commerce and other similar laws and regulations in the jurisdictions in which we operate. We also market and promote our course offerings and are subject to advertising, marketing and consumer information requirements in the jurisdictions in which we operate. These requirements generally prohibit false, misleading or deceptive statements and may impose specific disclosure obligations (for example, regarding pricing, discounts, limited-time offers, subscription renewals, cancellation rights, and refund policies). Government authorities may take different views on the scope, format and sufficiency of required disclosures and may determine that our user-facing information is incomplete, unclear or misleading (including based on evolving regulatory priorities or guidance). If we are required to modify our marketing materials, change our disclosure practices, offer refunds, pay fines or penalties, or defend against claims, our reputation, user growth and results of operations could be materially and adversely affected.

For example, in Hong Kong, we are subject to consumer protection and advertising-related requirements that generally require clear and accurate information to consumers (including in relation to course content, pricing and refund policies) and prohibit misleading advertisements. If Hong Kong regulators determine that our disclosures are not sufficiently transparent, or that any promotional statements are misleading, we could be subject to fines or other legal action, and we may be required to change our practices, any of which could materially and adversely affect our business and financial condition.

Limited internet connectivity, device availability, digital literacy and language proficiency in certain markets could reduce the accessibility and adoption of our course offerings and materially and adversely affect our business and financial condition.

We rely on users having access to compatible devices (such as smartphones, tablets or computers) and sufficient, reliable internet connectivity to access our course offerings. In a number of the jurisdictions in which we operate—particularly in developing countries—internet penetration, broadband coverage, network speed and reliability, and access to suitable devices may be limited, inconsistent or unaffordable for some users (including in rural or lower-income areas). These limitations could degrade the performance and perceived quality of our services (for example, through buffering, interrupted sessions, reduced functionality or an inability to access certain features), reduce user satisfaction, and constrain our ability to acquire, engage and retain users in those markets.

Limited connectivity and device access may also be associated with lower levels of digital literacy, and a meaningful portion of potential users in certain jurisdictions may be unfamiliar with, or reluctant to adopt, online learning. To address these constraints, we may need to incur additional costs to adapt and optimize our products for lower-bandwidth environments, enhance user support, and invest in marketing, outreach and education initiatives to increase awareness and adoption of our course offerings. These efforts may be expensive, may take significant time to implement, and may not be effective.

In addition, language barriers may limit the adoption and engagement of our course offerings in certain jurisdictions. In markets where a substantial portion of the population is not proficient in English (or any other language in which our content is offered), we may need to devote additional resources to localization, translation, subtitles, dubbing and/or developing locally relevant content and instructors. These investments may not result in the expected increase in user growth, engagement or revenue.

If we are unable to effectively address limitations in connectivity, device availability, digital literacy or language proficiency in one or more markets, we may fail to grow our user base as expected, user engagement and retention may be lower than anticipated, and our investments may not generate the returns we expect. Any of the foregoing could limit our market penetration, increase our operating costs, and materially and adversely affect our business, financial condition and results of operations.

For example, in Malaysia, while internet penetration is increasing, there are still areas with limited access to devices (such as computers and smartphones) and limited internet access (including high-speed internet or supporting technology infrastructure), which may affect the quality and reliability of our course offerings. In addition, a significant portion of the population may be unfamiliar with technology or e-learning, and some potential users may not be proficient in English. As a result, we may need to invest in marketing, user education and localization efforts in Malaysia, and there can be no assurance that these efforts will be successful or generate the returns we expect.

We face intense competition in jurisdictions in which we operate, and there is no assurance that we will be able to secure or expand our market share in existing or new markets.

We operate in highly competitive markets across multiple jurisdictions, and we may enter additional markets or jurisdictions in the future. Many of these markets have a strong demand for exam preparation services, which has attracted numerous competitors, including both established players and new entrants, resulting in intense competition.

As a new entrant in certain jurisdictions or as we expand into new markets, we face significant challenges in differentiating our course offerings and providing unique value to users compared to competitors. Many of our competitors may have greater financial resources, more established brand recognition, larger user bases, or longer operating histories, which may give them a competitive advantage. Additionally, new entrants may adopt innovative strategies or offer lower pricing, further intensifying competition.

There can be no assurance that we will be able to effectively distinguish our products and services, attract and retain users, or secure and grow our market share in any jurisdiction in which we operate or may enter. If we fail to compete successfully, we may experience reduced demand for our services, loss of users, or an inability to achieve our growth objectives, which could materially and adversely affect our business operations, financial condition, and prospects.

Our operations in the Middle East could be affected by economic and geopolitical conditions in the Middle East, and subject us to additional compliance costs.

Our operations in the Middle East expose us to elevated political, operational and economic risks associated with a complex and volatile geopolitical environment. The region has experienced armed conflicts, political and social unrest and terrorist attacks, including the Hamas-Israel conflict, hostilities in countries such as Syria and Yemen, and attacks on commercial shipping in the Red Sea. These conditions have disrupted, and could further disrupt, local economies and infrastructure and could materially adversely affect our business, including by impairing our ability to operate in the region, increasing our operating costs and affecting business continuity.

Tensions between the United States and Iran have periodically escalated and could further deteriorate, including through additional sanctions, military action, cyber activity or disruptions affecting energy supplies and key shipping routes. Any such developments could materially adversely affect us, including by (i) restricting our ability to transact with certain customers, vendors or other counterparties, (ii) disrupting logistics and increasing transportation and insurance costs, and (iii) increasing risks to the safety of our personnel and the security of our facilities and assets, which could require us to scale back or suspend operations in affected locations.

In addition, our operations in the Middle East may be subject us to additional compliance costs to comply with sanctions related regulations issued by the United States, which have established an SDN list of corporations and people with which engaging in business by a person subject to the jurisdiction of such government authority is prohibited without a license. There is no guarantee that any individual or entity in the Middle East or elsewhere with which we have done business will not be identified on the SDN list. If any customer, employee or vendor were to be listed on the SDN list, we could be required to suspend or terminate the business relationship with such person, incur costs, including legal and compliance costs, to evaluate and implement appropriate actions, and could be exposed to investigations, fines, penalties, reputational harm and other costs.

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

In response to the regulatory developments in the private education sector in mainland China since mid-2021, we have divested our China Mainland Business and are completely focused on international markets. After the divestiture of our China Mainland Business, we started to offer English courses to students in countries and regions outside of mainland China. If students from mainland China wish to access our course offerings, they may register for our online or mobile platform and attend our courses from mainland China. For example, students may by-pass our geolocation settings to register for and attend our courses. There are no comprehensive methods to prevent students in mainland China from purchasing and using our platform, and our ability to adopt technological safeguards are limited. If students from mainland China register for or use our platform for English courses, we and our operations may be deemed by the government authorities in mainland China to circumvent the restrictions on after-school tutoring to K-12 students in mainland China.

We rely on third-party distributors in certain markets, and their failure to effectively market and distribute our products and services, or any deterioration in our relationships with them, could materially and adversely affect our business, financial condition, results of operations and prospects.

In certain jurisdictions, we rely on third-party distributors to market, sell and, in some cases, facilitate the delivery of our products and services because local laws, regulations, licensing requirements or other restrictions limit or prohibit our ability to do so directly. These arrangements are an important part of our strategy for accessing markets that we might not otherwise be able to serve directly or could only serve at greater cost and regulatory burden. As a result, our ability to generate revenue and expand in those markets depends in part on the performance, compliance and financial condition of these distributors.

We have limited control over the manner in which our distributors market and sell our products and services. Our distributors may fail to devote sufficient resources to promoting our offerings, may prioritize competing products or services, or may adopt pricing, marketing or other business practices that are inconsistent with our strategy or that harm our brand and reputation. In addition, if our distributors fail to comply with applicable laws and regulations, including those relating to online education, data privacy, consumer protection, foreign exchange and cross-border transactions, we could be subject to regulatory scrutiny, fines, sanctions, reputational harm or other liabilities.

Our distribution agreements may be terminated, may expire without renewal, or may be renewed only on less favorable terms. We may not be able to identify and engage replacement distributors in a timely manner, on acceptable terms, or at all. In addition, disputes may arise with our distributors regarding pricing, performance obligations, exclusivity, territory, intellectual property rights or termination rights, and such disputes could be costly and divert management’s attention and resources.

We are also exposed to risks relating to the financial condition and operational stability of our distributors. If a distributor experiences financial difficulties, fails to remit payments collected on our behalf, or otherwise becomes unable to perform its obligations, our business, cash flows and operating results in the affected market could be adversely affected. If we are unable to maintain effective distribution relationships in existing markets or establish new ones in additional markets, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our mainland China subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are a holding company incorporated in the Cayman Islands and conduct part of our operations, which pertains to research and development, administration and sales and marketing, through our mainland China subsidiaries. We derive revenues from our business conducted through our subsidiaries. However, there is no assurance that we would not need dividends and other distributions on equity from our mainland China subsidiaries to satisfy our liquidity requirements. Current mainland China regulations permit our mainland China subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our mainland China subsidiaries are required to set aside at least 10% of their respective accumulated after-tax profits each year, if any, to fund statutory reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our mainland China subsidiaries may also allocate a portion of its after-tax profits based on mainland China accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. Furthermore, if our mainland China subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our subsidiaries to distribute dividends to us may restrict our ability to satisfy our liquidity requirements.

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

The M&A Rules discussed in the preceding paragraph and other PRC regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the State Administration of Market Regulation when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings last amended by the State Council of the PRC in January 2024 is triggered. In addition, the Measures for the Security Review of Foreign Investment jointly issued by the National Development and Reform Commission and Ministry of Commerce of the PRC provides that foreign investors or relevant parties in the PRC must submit a security review application to the office of the working mechanism before making the following investments: (i) investing in fields related to national defense security, such as military industry and military industry support, as well as investing in areas surrounding military facilities and military industry facilities; and (ii) investing in important agricultural products, important energy and resources, major equipment manufacturing, important infrastructure, important transportation services, important cultural products and services, important information technology and internet products and services, important financial services, key technologies, and other important fields that involve national security, and acquiring control over the target enterprise.

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

The enforcement of the Labor Contract Law and other labor-related regulations in mainland China may adversely affect our business and our results of operations in China.

Our research and development team, administrative team and part of our sales and marketing team are based in mainland China, which subjects us to labor laws and regulations in mainland China. The PRC Labor Contract Law was issued on June 29, 2007, and was later amended on December 28, 2012. It has reinforced the protection of employees who, under the PRC Labor Contract Law, have the right, among others, to have written labor contracts, to enter into labor contracts with no fixed terms under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. According to the PRC Social Insurance Law, which became effective on July 1, 2011 and was amended on December 29, 2018, and the Administrative Regulations on the Housing Funds, which became effective on April 3, 1999 and was last amended on March 24, 2019, companies operating in mainland China are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance and housing funds plans, and the employers must pay all or a portion of the social insurance premiums and housing funds for their employees.

As the laws and regulations in the PRC are designed to enhance labor protection, we expect our labor costs will continue to increase. In addition, as the interpretation and implementation of these laws and regulations are still evolving, our employment in China practice may not at all times be deemed in compliance with the new laws and regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected in China.

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

The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings in the future under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

On February 17, 2023, the CSRC promulgated the Overseas Offering and Listing Measures and published a series of guidance rules and Q&As in connection with the implementation of the Overseas Offering and Listing Measures. These regulations established a filing-based regime to regulate overseas offerings and listings by PRC domestic companies. According to regulations, an overseas offering of securities by a PRC domestic company, either in direct or indirect manner, has to be filed with the CSRC. For more details of the New Filing Rules, please refer to “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC Regulations—Regulations Relating to Overseas Listing and M&A Rules.”

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

Although we do not believe that we were a PFIC for the taxable year ended December 31, 2025, no assurances can be given that we will not be a PFIC for the current or any future taxable year because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the characterization and composition of our income, assets and liabilities. Additionally, fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share, with Class A and Class B ordinary shares voting together as one class on all matters subject to a shareholders’ vote. As of March 18, 2026, our Class B ordinary shares represent 28.7% of our total outstanding ordinary shares on an as-converted basis and entitle their holders to 80.1% of our total voting power.

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

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the trading price of the ADSs and could diminish our cash reserves.

On December 8, 2025, our board of directors authorized a share repurchase program, under which we may repurchase up to US$10 million worth of our shares, including in the form of ADS, over the next 12 months, effective until December 7, 2026. Although our board of directors has authorized this program, we are not obligated to purchase any specific dollar amount or to acquire any specific number of shares. The timing and amount of repurchases, if any, will depend upon several factors, including market, business conditions, the trading price of the ADSs or our shares and the nature of other investment opportunities. Our board of directors also has the discretion to authorize additional share repurchase programs in the future.

Our share repurchase program could affect the price of the ADSs and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of the ADSs. For example, the existence of a share repurchase program could cause the price of the ADSs to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for the ADSs. Additionally, our share repurchase program could diminish our cash reserves, which may impact our ability to finance future growth and to pursue possible future strategic opportunities. There can be no assurance that any share repurchases will enhance shareholder value because the market price of the ADSs or our shares may decline below the levels at which we determine to repurchase the ADSs or our shares. Although our share repurchase program is intended to enhance long-term shareholder value, there is no assurance that it will do so and short-term share price fluctuations could reduce the program’s effectiveness.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring the liability for insiders who profit from trades made in a short period of time;
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and
●	certain audit committee independent requirements in Rule 10A-3 of the Exchange Act.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE American. Press releases relating to financial results and material events are also furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC is less extensive and less timely than that required to be filed with the SEC by United States domestic issuers.

Furthermore, as a Cayman Islands company listed on the NYSE American, we are permitted to elect to rely, and have relied, on the home country exemptions afforded to foreign private issuers under NYSE American Company Guide, including:

●	an exemption from having a board of directors that is composed of a majority of independent directors;
●	an exemption from having an audit committee comprised of at least three members;
●	an exemption from having a compensation committee that is composed entirely of independent directors;
●	an exemption from having a nominating and governance committee that is composed entirely of independent directors; and

●	an exemption from obtaining shareholders’ approval for the adoption of the amended and restated 2016 share incentive plan
●	an exemption from holding an annual general meeting.

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

ITEM 4.INFORMATION ON THE COMPANY

A.	History and Development of the Company

51Talk Online Education Group began to provide English education services in July 2011, initially in mainland China. In order to facilitate international capital raising of our company, we incorporated China Online Education Group, or 51Talk, to become our offshore holding company under the laws of the Cayman Islands in November 2012.

In October 2014, 51Talk English International Limited, or COE HK Co, was incorporated with limited liability in Hong Kong. In the Philippines, we incorporated two limited liability companies: China Online Innovations Inc., or Philippines Co II, and On Demand English Innovations Inc., or Philippines Co III, which were incorporated in October 2014 and January 2016, respectively. Furthermore, we began to enter into employment agreements with office-based tutors and other full-time employees in the Philippines through Philippines Co II and with the free trial tutors and support staff through Philippines Co III.

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

In June 2022, we entered into a definitive share purchase agreement, dated June 24, 2022, with Dasheng Holding (HK) Limited, or Dasheng, an entity controlled by Mr. Jack Jiajia Huang, our chairman and chief executive officer, pursuant to which Mr. Jack Jiajia Huang, through Dasheng, acquired our China Mainland Business, i.e., all of our online English tutoring businesses in mainland China, including all associated liabilities and assets, for US$1. This transaction was completed on June 30, 2022. Thereafter, China Online Education (HK) Limited, or COE HK CO I, and its subsidiaries, and the VIEs, which our Cayman Islands holding company was considered the primary beneficiary of for accounting purposes and consolidated as required by Accounting Standards Codification topic 810, Consolidation, such as Dasheng Zhixing and its subsidiaries and branches, 51Talk English Philippines Corporation, or Philippines Co I and Shenzhen Dasheng Zhiyun Technology Co., Ltd., or Dasheng Zhiyun, were all divested from us. See “Item 4. Information on the Company—C. Organizational Structure” for further details.

To support our global expansion, we have established wholly-owned subsidiaries and operations in local markets, including Malaysia (2022), Saudi Arabia (2023), Jordan (2023), the United Arab Emirates (2024) and Vietnam (2025). We also operate in Thailand (2022, as a non-wholly-owned subsidiary).

In September 2022, to keep pace with our international business strategy, we changed the name of our offshore holding company from China Online Education Group to 51Talk Online Education Group, which was approved by way of special resolution at our annual general meeting.

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

In May 2023, we transferred the listing of our ADSs from the New York Stock Exchange to NYSE American LLC, or the NYSE American.

Historically, we provided online tutoring services taught mainly by independently contracted foreign tutors to K-12 students in mainland China, which have been prohibited by the Alleviating Burden Opinion promulgated on July 24, 2021, and its implementation measures. Upon the consummation of the divestiture of the China Mainland Business at the end of June 2022, we ceased providing online tutoring services in China and concentrate on expanding international business. After the divestiture, our business is no longer directly affected by the Alleviating Burden Opinion and its implementation measures, and we currently focus on providing English education to foreign students outside of mainland China.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our corporate website http://ir.51talk.com/. The information contained on our website is not a part of this annual report.

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

We started our international business in the second half of 2021 and currently provide English course offerings in Hong Kong, Thailand, the Middle East and certain other countries and regions. In these markets, we mainly conduct one-on-one online live English courses, targeting children aged five to twelve. In Hong Kong, we offer our packages with a wide range of prices from US$680 to US$2,200. In Thailand, we offer our packages with a wide range of prices from US$365 to US$2,640, catering to the varied spending power of users. In the Middle East, we offer our package with a wide range of prices from US$528 to US$2,960, catering to the varied spending power of users.

We expect that in 2026, we will further deepen the penetration of our one-on-one online English lesson business in the countries and regions where we are currently operating as well as explore new markets. We will further upgrade and refine our English course offerings to better meet the demands of local users in terms of localized course content, payment channels and customer services. We strive to provide more English learners with the opportunity to communicate with the world through our platform.

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

Our proprietary online and mobile education platforms, particularly our Air Class platform, are critical to students’ learning experience. The Air Class platform integrates a number of features that allows us to closely simulate, and in some ways surpass, a traditional classroom experience. Our 51Talk mobile app, which serves as an integral part of our students’ overall learning experience, allows students to book and manage lessons, access pre-lesson preparation and review materials, and take lessons at locations of their choice. Approximately 99.7% of our active students utilized our mobile app in 2025.

Our net revenues from international business increased from US$27.1 million in 2023 to US$50.7 million in 2024, and further to US$95.6 million in 2025. Our gross billings from international business increased from US$39.9 million in 2023 to US$69.6 million in 2024, and further to US$127.6 million in 2025. Such increase in our gross billings in 2025 is mainly due to the increase in the number of paying students. We define gross billings for a specific period as the total amount of cash received and receivable from third party payment of platforms for the sale of course packages and services in such period, net of the total amount of refunds in such period. We incurred net loss from international business of US$15.0 million, US$7.3 million and US$16.9 million in 2023, 2024 and 2025, respectively.

The following table sets forth our key operating data of international business for the years indicated:

	For the Year Ended December 31,
	2023	2024	2025
Summary of Operating Data
Gross billings (1) (in US$ millions)	39.9	69.6	127.6
Active students with general lesson consumption (2) (in thousands)	51.9	97.5	176.7
Paying students (3) (in thousands)	37.4	68.3	123.3
Average spending per paying student (in US$ thousands)	1.1	1.0	1.0

Notes:

(1)	“Gross billings” for a specific period refer to the total amount of cash received and receivable from third party payment platforms for the sale of course packages and services in such period, net of the total amount of refunds in such period. Data here were from our internal business system and converted with corresponding quarterly exchange rate, which may lead to differences with bank records.
(2)	An “active student with general lesson consumption” for a specified period refers to a student who booked at least one paid lesson, excluding those students who only attended paid live broadcasting lessons or trial lessons. A lesson is considered “booked” when it is taken or when the student to such lesson is confirmed absent.
(3)	A “paying student” for a specified period refers to a student that purchased a course package during the period, excluding those students who only paid for live broadcasting lessons or trial lessons, and the total number of “paying students” for a specified period refers to the total number of paying students for such period minus the total number of students that obtained refunds during such period.

Learning Process

Our holistic learning process consists of four aspects: live lessons, effective practice, assessment and mentoring. Our one-on-one program comprises AI-empowered knowledge preview and AI-empowered post-lesson practices and assessment.

In order to recommend the proper course level that a new student should take, we first assess the student’s English proficiency, using an 11-level scale for K-12 students and a 16-level scale for post-secondary students. New students will answer a few questions online to assess their levels of proficiency in English.

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

Tutors

Our teaching staff is critical to the quality of our programs and to promoting our brand and reputation. We have assembled a large pool of tutors in the Philippines. Our tutors deliver lessons based on their individual availability, at appropriate locations of their choice, and are paid according to the number of lessons they teach. Tutors who deliver paid lessons are generally engaged by us as independent contractors. As of December 31, 2025, we had approximately 9.8 thousand foreign tutors qualified to deliver lessons on our platform.

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

To ensure our tutors continue to improve, we offer standardized training modules based on their progress and experience level on our platform. Our tutors are ranked according to a multi-star scale and most of them begin their careers as one-star tutors. In order to advance through our system, tutors must maintain high student ratings and complete the training modules. Our training program is updated and customized based on changes to our curriculum and feedback from our quality assurance team and students. We also operate a quality assurance team to monitor teacher performance, review recordings of lessons based on random samplings and handle student complaints.

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

We offer our tutors career advancement prospects with competitive service fees. The service fees of our tutors are based on student reviews, number of lessons taught and the completion of on-going training. With each promotion within the multi-tiered system, tutors receive a pay raise for each lesson taught. We also offer our tutors discretionary merit-based incentive bonuses, as well as opportunities for tutors who aspire to further their career in teacher training or course development based on their performance and capability.

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

Course Content Development

Team

We have dedicated course content development teams based in mainland China and some other countries and regions where we operate employing a total of 24 professionals as of December 31, 2025. Our content development team members focus exclusively on developing, updating and improving our curriculum and course materials. We leverage the familiarity of our professionals in mainland China with the learning patterns of Chinese students to produce customized and high-quality course material for our students outside mainland China, meanwhile, our course development teams based in other regions tailor and optimize the courses in response to the specific needs of local students, ensuring that our teaching materials cater to the characteristics of different markets.

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

Mobile app

Our mobile platform is an integral part of our students’ overall learning experience. Through our mobile app, we enhance the learning experiences of our students with better flexibility and higher frequency of engagement. It allows students to book and manage lessons, access pre-lesson preparation and review materials and take lessons over their mobile devices. It also supports live lessons with features specifically designed for mobile devices. We continually upgrade and optimize our mobile app to improve our student experience. Approximately 99.7% of our active students accessed our mobile platform at least once in 2025. We offer our mobile app on both iOS and Android.

Students

In 2023, 2024 and 2025, we had 51.9 thousand, 97.5 thousand and 176.7 thousand active students with general lesson consumption from international business, respectively. An “active student with general lesson consumption” for a specified period refers to a student who booked at least one paid lesson, excluding those students who only attended paid live broadcasting lessons or trial lessons. A lesson is considered “booked” when it is taken or when the student to such lesson is confirmed absent.

Student Services

We employ a service-oriented approach and devote significant resources to developing course-related support and services for our students.

Our technology support personnel are available during lesson hours to monitor and provide real-time support services to students encountering technical difficulties.

In addition to the student services described above, our general student service representatives counsel potential and existing students on our courses, assist in course-package purchases, handle student complaints and provide other support services. They are available online and by phone between 10:00 a.m. and 9:00 p.m., seven days a week on a rotation basis. Our dedicated general student service team had 17 individuals (including 9 full-time employees and 8 outsourced personnel). We engage student service personnel from candidates with good communication skills and student service ethics and provide on-the-job training for our new staffs. We conduct ongoing evaluations of our student service staff and provide periodic training to improve their skills.

Furthermore, we have expanded our learner service capabilities. Our learning partners, serving as coaching guides, engage with learners and their parents through phone calls and local social media platforms preferred by users. They facilitate course bookings, pre-class preparations and post-class reviews, academic performance diagnostics, periodic learning summaries, resolution of learning-related disputes and inquiries, as well as user education. Our learning partner team had 271 individuals (including 48 full-time employees and 223 outsourced personnel) as of December 31, 2025. These efforts aim to increase class attendance and improve learners’ English proficiency. Additionally, we provide professional and tailored services to ensure that both parents and learners are satisfied with our products and services.

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

Once prospective students have completed their trial lessons, our dedicated course consultants will offer feedback on the results of their English proficiency assessment, as well as introduce our holistic learning solution to prospective students. Based on this assessment and the data we had gathered from student questionnaires, our course consultants recommend an appropriate starting level and provide advice as to the most appropriate course package and study plan for each prospective student. As of December 31, 2025, we had a total of 743 dedicated course consultants (including 183 full-time employees and 560 outsourced personnel).

After a student has purchased a course package, the student is assigned to an account manager, who provides personalized and ongoing support services. Our account managers track the English proficiency progress as well as the lesson booking and participation status of each student. Our account managers also assist students with future lesson bookings and course selection to increase their activity level on our platform and regularly communicate with our students to solicit their feedback on our education program, such as teaching quality and learning experience. As of December 31, 2025, we had a total of 430 account managers (including 70 full-time employees and 360 outsourced personnel). Our account manager team plays a critical role in increasing the course package upgrades and renewals among our students.

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

Competition

The international online language education services market is generally fragmented, rapidly evolving and highly competitive. We face competition in general language proficiency education, as well as in K-12 and other specialized areas of language education, from existing online and offline companies. We face competition from other companies that provide online language education as well as from those that provide traditional offline language education abroad. We also face competition from other online and mobile platforms or internet companies that plan to expand their business into language education. In addition, the competitive landscape is evolving with the emergence of technology-driven language learning solutions, including those incorporating artificial intelligence (AI), which add new dimensions to the market and compete for students’ attention.

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

We believe that we are well-positioned to effectively compete in the markets in which we operate on the basis of our innovative approach to online language education, immersive and interactive learning environment, scalable and efficient business model, extensive and high-quality teacher network, high course quality, strong course development capabilities and experienced management team. We also believe our strategy of integrating human-led instruction with AI-powered tools enhances the scalability of our offerings while maintaining the high-quality interaction that drives student outcomes, distinguishing us from platforms that rely solely on automated or purely traditional approaches. However, some of our current or future competitors may have longer operating histories, greater brand recognition, or greater financial, technical or marketing resources than we do. For a discussion of risks related to competition, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face significant competition, and if we fail to compete effectively, we may lose our market share or fail to gain additional market share, which would adversely impact our business and financial conditions and operating results.”

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

Insurance

We do not maintain any liability insurance or property insurance policies covering students, equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster, except for the liability insurance and property insurance policies for certain office in mainland China. We do not maintain business interruption insurance, nor do we maintain key-man life insurance. We maintain personal accident insurance and supplementary medical insurance for all employees after six months of employment and management in mainland China, in addition to government-mandated medical insurance. For employees in Malaysia, Thailand, Jordan and Saudi Arabia, we provide government-mandated medical and supplementary medical insurance. Uninsured injury or death to our staff, or damage to any of our equipment or buildings could have a material adverse effect on our results of operations. “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have limited insurance coverage for our operations in the countries and regions where we operate our business, which could expose us to significant costs and business disruption.”

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

On December 19, 2014, Philippines Co II was registered with the PEZA as an Ecozone IT Enterprise. As an IT Enterprise within the PEZA jurisdiction, seventy percent (70%) of the total revenues derived by Philippines Co II must come from clients outside the Philippine jurisdiction. Since 2022, the PEZA registration of Philippine Co II has expired.

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

Internet content providers are in general mandated to be automatically class licensed without any need to make specific applications to the Infocomm Media Development Authority, and are required to comply with the conditions of the class license and the Internet Code of Practice. As an internet content provider, we are obliged to use our best efforts to ensure that prohibited material (which refers to material that is objectionable on the grounds of public interest, public morality, public security, national harmony, offends good taste or decency, or is otherwise prohibited by applicable Singapore laws) is not broadcast via the internet to users in Singapore, and we are also required to deny access to any prohibited material if directed to do so by the Infocomm Media Development Authority. Companies that contravene the class license conditions or the Internet Code of Practice may face administrative sanctions such as suspension or cancellation of license, or fines.

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

Under the Online Criminal Harms Act 2023, parts of which came into force as of February 1, 2024, designated officers from various government agencies may issue directions in respect of online activity for criminal offenses under their agencies’ purview, if the designated officer reasonably suspects that an offense (specified in the first schedule of the Online Criminal Harms Act 2023) has been committed and that any online activity is in furtherance of the offense, or suspects or has reason to believe that any online activity is preparatory to, or in furtherance of the commission of a scam or malicious cyber activity offense. These directions include (a) directions to a person who has control of the relevant materials or location to remove, stop providing or disable access to the material, (b) directions to the provider of an online service to disable access to any relevant material (or copies thereof) or the location in the online service, and (c) directions to the provider of an online service to restrict interaction between any accounts on the online service. Under the Online Criminal Harms Act 2023, non-compliance with a direction may result in orders being issued, including for (a) the blocking of access to the location by an internet access service, (b) the removal of the app by an app distribution service, and (c) suspension or provision of the online service. Government agencies may also designate online services which are subject to codes of practice and implementation directives in respect of specified offenses. To date, the Code of Practice for E-commerce Services and Code of Practice for Online Communication Services have been issued pursuant to Online Criminal Harms Act 2023. Both codes of practice came into effect on June 26, 2024, and apply to four designated e-commerce services and five designated online communication services respectively. 51Talk has not been designated as one of such e-commerce services or online communication services as of February 10, 2026.

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

Malaysia Regulations

Regulations on Education

The Education Act 1996 sets out the regulations surrounding education in Malaysia, including requirements for licensing and accreditation of educational institutions. Under the Malaysian education legal framework, including the Education Act 1996 and related regulations, tutors offering courses or other educational services are generally required to be registered as teachers, which in turn requires meeting specific qualification standards (such as relevant degrees and certifications) prescribed by the relevant authorities for their respective subjects and types of educational institutions. The Ministry of Education oversees the education system in Malaysia and has the power to regulate and enforce educational standards. Companies that offer courses or other educational services in Malaysia without the necessary licenses and approvals from the Ministry of Education may face legal action, including fines, injunctions to cease operations, or closure of the premises by the authorities. Depending on the nature of the violation, such as operating without registration or offering unaccredited courses, penalties may include fines of up to RM100,000, imprisonment for a term not exceeding two years, or both.

The Malaysian Qualifications Agency (MQA) is responsible for accreditation and quality assurance of higher education institutions and programmes in Malaysia. Education technology companies that offer higher education qualifications (such as diplomas or degrees) must ensure their programmes comply with MQA’s accreditation requirements, including meeting the agency’s standards for quality and rigor under the Malaysian Qualifications Framework (MQF). For non-higher education courses (such as tutoring, enrichment classes, or vocational skills training), different regulatory requirements may apply under the Ministry of Education or other relevant authorities.

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

Regulations on Communications and Multimedia

The Communications and Multimedia Act regulates the use of the internet and digital content in Malaysia, including ensuring that their advertising is truthful and not misleading. Under the Communications and Multimedia Act, companies that operate online without the necessary licenses and approvals may face fines of up to RM500,000, imprisonment for a term not exceeding five years, or both. The Malaysian Communications and Multimedia Commission may also take legal action to require the company to cease operations or to block access to its website or content. In addition, companies that violate advertising regulations under the Communications and Multimedia Act may face penalties, including fines, imprisonment, or both, depending on the severity of the offence. The Malaysian Communications and Multimedia Commission may also take legal action to require the company to remove the misleading or deceptive advertisement.

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

Personal Data Protection Law

The Personal Data Protection Law was promulgated on September 16, 2021. In September 2023, the President of Saudi Data & AI Authority (SDAIA) issued the Implementing Regulation of the Personal Data Protection Law and the Regulation on Personal Data Transfer Outside the Kingdom to supplement the implementation details and specific provisions of the Personal Data Protection Law.

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

The Ministry of Investment of Saudi Arabia (MISA) is the competent authority for foreign investors to invest in Saudi Arabia. Foreign investors who carry out investment activities and establish legal entities in Saudi Arabia must register with MISA in advance and obtain an “investment license” issued by MISA. The Ministry of Investment publicizes Saudi Arabia’s recommended investment industries and specific requirements for applying for licenses in various industries through the Service Manual, which is an important operational guide for the investment procedure. The current effective version is the 12th Edition 05-2025.

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

In order to increase the employment rate in the country, the Saudi government has implemented the “Nitaqat” policy, requiring all Saudi companies to employ a certain proportion of Saudi employees according to their industry and size. The proportion of Saudi employees employed by a company is called the “Saudization Percentage”. Companies are labeled Red, Low Green, Medium Green, High Green and Platinum according to their Saudization Percentage, and compliance is directly linked to the company’s application for work visas. According to the Saudi labour Law, except for special circumstances where there are not enough qualified Saudi employees, the Saudization Percentage of a company should not be less than 75%. Since the current target of 75% is difficult to achieve, the specific requirements for the Saudization Percentage are regulated by the Ministry of Human Resources. There are different calculation standards for companies in different industries, positions and sizes. Companies need to pay attention to relevant policies to ensure that the Saudization Percentage requirements are met.

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

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001, and amended on January 8, 2011, and January 30, 2013, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration. In compliance with, and in order to take advantage of the above rules, as of December 31, 2025, we registered nine software copyrights in mainland China.

Patents

The NPC Standing Committee adopted the Patent Law of the People’s Republic of China in 1984 and amended it in 1992, 2000, 2008 and 2020, respectively. The State Council first promulgated the Implementation Regulations for the Patent Law of the People’s Republic of China on December 21, 1992, with the latest amendments made on December 11, 2023 and in effect on January 20, 2024. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. The Patent Office under the National Intellectual Property Administration is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention, a ten-year term for a utility model and a fifteen-year term for design, starting from the application date. Except under certain specific circumstances provided by law, any third party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder. As of December 31, 2025, we held six patents in mainland China.

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

On December 19, 2020, the National Development and Reform Commission and Ministry of Commerce of the PRC jointly issued the Measures for the Security Review of Foreign Investment which became effective on January 18, 2021. The Security Review of Foreign Investment provides that foreign investors or relevant parties in the PRC must submit a security review application to the office of the working mechanism before making the following investments: (i) investing in fields related to national defense security, such as military industry and military industry support, as well as investing in areas surrounding military facilities and military industry facilities; and (ii) investing in important agricultural products, important energy and resources, major equipment manufacturing, important infrastructure, important transportation services, important cultural products and services, important information technology and internet products and services, important financial services, key technologies, and other important fields that involve national security, and acquiring control over the target enterprise.

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

Mainland China residents or entities who have contributed legitimate domestic or offshore interests or assets to SPVs but have yet to obtain SAFE registration before the implementation of the SAFE Circular 37 shall register their ownership interests or control in such SPVs with SAFE or its local branch. An amendment to the registration is required if there is a material change in the SPV registered, such as any change of basic information (including change of such mainland China residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37, or making misrepresentation on or failure to disclose controllers of foreign-invested enterprise that is established through round-trip investment, may result in restrictions on the foreign exchange activities of the relevant foreign-invested enterprises, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant mainland China residents or entities to penalties under PRC foreign exchange administration regulations. On February 13, 2015, SAFE further promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. This SAFE Circular 13 has amended SAFE Circular 37 by requiring mainland China residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. Jack Jiajia Huang and Ting Shu, who directly or indirectly hold shares in our Cayman Islands holding company and who are mainland China residents have completed the initial foreign exchange registrations and amended their registrations to reflect our corporate restructuring in November 2014.

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

Regulations Relating to Employment, Social Insurance and Housing Fund

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

In addition, employers in mainland China are obliged to pay contributions to the social insurance plan and the housing fund plan for their employees, and such contribution amount payable shall be calculated based on the employee actual salary in accordance with the applicable regulations. In accordance with the PRC Social Insurance Law which became effective on July 1, 2011 and was amended on December 29, 2018, a social insurance system consisting of a basic old-age insurance, basic medical insurance, work injury insurance, unemployment insurance, and maternity insurance has been established. In accordance with the Regulations on the Administration of Housing Funds, which was promulgated by the State Council in 1999 and amended in March 2002 and March 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds.

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

Regulations Relating to Anti-Monopoly

The Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress of the PRC and the Provisions on the Review of Concentrations of Undertakings promulgated by the State Administration for Market Regulation require that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the State Administration for Market Regulation before they can be completed. Where the participation in concentration of undertakings by way of foreign-funded merger and acquisition of domestic enterprises or any other method which involves national security, the examination of concentration of undertakings shall be carried out pursuant to the provisions of the Anti-Monopoly Law and examination of national security shall be carried out pursuant to the relevant laws and regulations. Failure to comply with above regulations may result in an order to stop concentration, dispose the shares/assets or transfer the operation within a stipulated period, or adopt other necessary measures to reinstate the pre-concentration status, or fines.

C.	Organizational Structure

The following diagram illustrates our current corporate structure, which includes our significant subsidiaries as of the date of this annual report:

Notes:

⁎The holding company in which the investors hold their interests

†Our operating subsidiaries

(1)	Jack Jiajia Huang and Ting Shu through their holding vehicles, which are wholly owned by TB Family Trust established for the benefits of Mr. Huang and Ms. Shu and their family members, beneficially owned 24.5% of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of March 18, 2026, which represents 38.8% of the aggregate voting power of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of March 18, 2026. Mr. Huang by himself and through his own holding vehicles, which are wholly owned by HH Talent Trust established for the benefits of Mr. Huang and his family members, beneficially owned 8.5% of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of March 18, 2026, which represents 2.4% of the aggregate voting power of our total issued and outstanding Class A and Class B ordinary shares on an as- converted basis as of March 18, 2026. DCM Funds, including DCM Hybrid RMB Fund, L.P., DCM Ventures China Turbo Fund, L.P. and DCM Ventures China Turbo Affiliates Fund, L.P., beneficially owned 18.9% of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of March 18, 2026, which represents 45.4% of the aggregate voting power of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of March 18, 2026. HongShan Investment Funds, including HSG Venture V Holdco I, Ltd., beneficially owned 7.9% of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of March 18, 2026, which represents 2.2% of the aggregate voting power of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of March 18, 2026. Golien Ltd beneficially owned 5.3% of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of March 18, 2026, which represents 1.5% of the aggregate voting power of our total issued and outstanding Class A and Class B ordinary shares on an as- converted basis as of March 18, 2026. Other shareholders including certain principal shareholders, beneficially own 34.9% of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of March 18, 2026, which represents 9.7% of the aggregate voting power of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of March 18, 2026.

(2)	Each of Noel Lee, Huiru Yuan, Jennifer Que, Arman James Manalang and Samuel Celestino holds 0.000001% of the equity interest in Philippines Co II. Each of Noel Lee, Huiru Yuan, Jennifer Que, Arman James Manalang, and Samuel Celestino is a director of Philippines Co II. We entered into contractual arrangements with some of these individual shareholders which provide us an exclusive option to purchase all of these individual shareholders’ equity interests in Philippines Co II and the power to exercise their shareholder rights.
(3)	Each of Cindy Chun Tang, Frank Lin, Rommel Quozon, Janice Elizabeth Santos and Anna Marie Rivera holds 0.0002% of the equity interest in Philippines Co III. Each of Cindy Chun Tang, Frank Lin, Rommel Quozon, Janice Elizabeth Santos and Anna Marie Rivera is a director of Philippines Co III. We entered into contractual arrangements with one of these individual shareholders which provide us with an exclusive option to purchase all of the individual shareholder’s equity interests in Philippines Co III and the power to exercise their respective shareholder rights.
(4)	In July 2018, HelloWorld Online Education Group, or Helloworld Online Cayman, was incorporated as a wholly owned subsidiary of 51Talk Online Education Group.
(5)	In December 2021, HelloWorld Online Education Pte. Ltd., or HelloWorld Online Singapore, was incorporated as a wholly owned subsidiary of Helloworld Online Cayman.
(6)	In August 2018, HelloWorld Online Education Group (HK) limited, or Helloworld Online HK, was incorporated as a wholly owned subsidiary of Helloworld Online Cayman.
(7)	In April 2022, 51TALK TRAINING SDN. BHD, or 51TALK TRAINING MAS, was incorporated as a wholly owned subsidiary of HelloWorld Online Singapore.
(8)	In November 2022, Helloworld Education Online (Thailand) Co., Ltd., or Helloworld Education Thailand, was incorporated as a subsidiary of our company to operate our business in Thailand. HelloWorld Online Singapore, Ms. Piyanuch Thiensri and Ms. Chulaluk Aramruangsakul hold 49%, 26% and 25% of the equity interest in Helloworld Education Thailand, respectively. HelloWorld Online Singapore holds ordinary shares, and each ordinary share is entitled to one vote. Ms. Piyanuch Thiensri and Ms. Chulaluk Aramruangsakul hold preference shares, and ten preference shares are entitled to one vote. As a result, we, through HelloWorld Online Singapore, hold 90.6% of the voting power of Helloworld Education Thailand.
(9)	In September 2018, Beijing HelloWorld Online Technology Co., Ltd., or HelloWorld Online, was incorporated as a wholly owned subsidiary of Helloworld Online HK.
(10)	In March 2023, Darb Al-Najah Training Company, or Darb Al-Najah was incorporated as a wholly owned subsidiary of HelloWorld Online Singapore to operate the international business in Saudi Arabia.
(11)	In July 2023, HelloWorld Online Education Jordan LLC, or HelloWorld Jordan, was incorporated as a wholly owned subsidiary of our Company to operate the international business in Jordan.
(12)	In January 2024, HAWO EDUCATION INVESTMENT -FZCO, or UAE INVESTMENT, was incorporated as a wholly owned subsidiary of HelloWorld Online Singapore in United Arab Emirates.
(13)	In February 2024, Hawo Online Training L.L.C-FZ, or UAE Training, was incorporated as a wholly owned subsidiary of HelloWorld Online Singapore in United Arab Emirates.
(14)	In July 2025, HELLOWORLD ONLINE EDUCATION VIETNAM COMPANY LIMITED, or HELLOWORLD ONLINE EDUCATION VIETNAM, was incorporated as a wholly owned subsidiary of HelloWorld Online Singapore in Vietnam.

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

We maintain offices in Pasig City, Philippines, Riyadh, Saudi Arabia, Hong Kong, Kuala Lumpur, Malaysia and other places outside mainland China with an aggregate of 9,642 square meters. These facilities accommodate part of our sales and marketing and general and administrative activities. We also maintain offices in mainland China with an aggregate of 3,434 square meters accommodating part of our product development and general and administrative activities.

We lease all of the facilities that we currently occupy from independent third parties.

We believe that the facilities that we currently lease are adequate to meet our needs for the foreseeable future, and we believe that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansion plans.

ITEM 4.A.UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Our reporting currency is United States dollars. The functional currency of our company and our subsidiaries incorporated in the Cayman Islands, Hong Kong and Singapore is United States dollars, the functional currency of the Philippines entities is Peso, the functional currency of the Thailand entity is Thai Baht, the functional currency of Saudi is Saudi Riyal, the functional currency of the Malaysia entity is Ringgit, the functional currency of United Arab Emirates entities is Dirham and the functional currency of the mainland China entities in our company is RMB, the functional currency of the Jordan entity is Jordanian Dinar and the functional currency of the Vietnam entity is Vietnamese Dong. In the consolidated financial statements, the entities located in mainland China, the Philippines, Malaysia, Thailand, Saudi, United Arab Emirates, Jordan and Vietnam have been translated into USD. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average of exchange rates during their respective reporting period.

Our net revenues increased from US$27.1 million in 2023 to US$50.7 million in 2024, and further to US$95.6 million in 2025. Our gross billings increased from US$39.9 million in 2023 to US$69.6million in 2024 and further to US$127.6 million in 2025. We define gross billings for a specific period as the total amount of cash received and receivable from third party payment platforms for the sale of course packages and services in such period, net of the total amount of refunds in such period. Our net losses in 2023, 2024 and 2025 were US$15.0 million, US$7.3 million and US$16.9 million, respectively.

Selected Income Statement Items

Net Revenues

In 2023, 2024 and 2025, we generated net revenues of US$27.1 million, US$50.7 million and US$95.6 million, respectively. We generally collect fees in advance, which we initially record as advances from students. We mainly offer prepaid credit packages with minimum monthly consumption for our students to purchase. For prepaid credit packages, fees for lessons that have expired are automatically recognized as revenues. We had advances from students from international business of US$27.2 million, US$45.1 million, and US$76.6 million, as of December 31, 2023, 2024, and 2025, respectively. Our net revenues are presented net of value - added tax.

Cost of Revenues

Our cost of revenues primarily consists of service fees to our tutors who delivered paid lessons, payment processing fees charged by third party payment channels, cost of server and bandwidth and compensation to personnel providing support for our services. We recorded cost of revenues of US$6.3 million, US$11.2 million and US$24.9 million in 2023, 2024 and 2025, respectively.

Operating Expenses

Our operating expenses consist of sales and marketing expenses and general and administrative expenses, and to a lesser extent, product development expenses. The following table sets forth, for the years indicated, our operating expenses, in absolute amounts and as percentages of total net revenues:

	For the Year Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Operating expenses:
Sales and marketing	23,637	87.2%	33,388	65.9%	62,307	65.2%
General and administrative	7,727	28.5%	10,615	20.9%	17,303	18.1%
Product development	3,088	11.4%	3,571	7.0%	5,476	5.7%
Total operating expenses	34,452	127.1%	47,574	93.8%	85,086	89.0%

Our sales and marketing expenses primarily consist of our sales and marketing personnel related expenses and marketing and branding expenses.

Our general and administrative expenses primarily consist of our management and administrative personnel related expenses. Our general and administrative expenses also include professional service fees as well as share -based compensation expenses.

Our product development expenses primarily consist of personnel related expenses for employees involved in course content development, as well as for those involved in the research and development of technology for our online and mobile platforms.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Singapore

Our wholly owned subsidiary in Singapore, HelloWorld Online Education Pte. Ltd., is subject to 17% Singapore corporate income tax on its taxable income generated from operations in Singapore for the year 2025. In 2025, HelloWorld Online Education Pte. Ltd. was in a loss position, hence no taxable profit was reported during such period.

Malaysia

Our subsidiary in Malaysia, 51TALK TRAINING SDN. BHD was incorporated in April 2022. Under the prevailing Malaysian tax law (Income Tax Act 1967 and Budget 2024 provisions), the taxable income generated by the company should be subjected to 15% for the first MYR0.15 million taxable income, 17% for taxable income between MYR0.15 million to MYR0.6 million, and 24% thereafter, while it qualifies as a resident small or medium-sized enterprise (SME). Non-SME resident companies are subject to a uniform 24% corporate income tax rate. The subsidiary was a SME for the year ended December 31, 2023 and became a non-SME for the years ended December 31, 2024 and 2025.

Thailand

Our subsidiary in Thailand, Helloworld Education Online (Thailand) Co., Ltd., was incorporated in 2022. The income is subject to Thailand tax laws. The income tax rate is 20% on taxable profits.

Saudi Arabia

Our subsidiary in Saudi Arabia, Darb Al - Najah Training Company, was incorporated in 2023. The income is subject to Saudi Arabia tax laws. The income tax rate is 20% on taxable profits.

United Arab Emirates

Our subsidiaries in United Arab Emirates, HAWO EDUCATION INVESTMENT-FZCO and Hawo Online Training L.L.C-FZ were incorporated in 2024. The income is subject to United Arab Emirates tax laws. The income tax rate is 9% on taxable profits.

Hong Kong

Commencing from the year of assessment 2018/2019, the first HK$2 million of profits earned by our subsidiaries incorporated in Hong Kong (being our former wholly owned subsidiary COE HK Co I and our wholly owned subsidiary COE HK Co II and Helloworld Online HK) have been taxed at half the current tax rate of 16.5% (i.e., 8.25%) while the remaining profits continue to be taxed at the existing 16.5% tax rate. For the years ended December 31, 2023, 2024 and 2025, there was no taxable profit for COE HK Co II. For the years ended December 31, 2023, 2024 and 2025, there was no taxable profit for Helloworld Online HK. In addition, payments of dividends by our subsidiaries incorporated in Hong Kong to us are not subject to withholding tax in Hong Kong.

Philippines

Philippines Co II was incorporated in the Philippines and subjected to corporate income tax in the Philippines at a rate of 25%.

Philippines Co III is subject to a corporate income tax of 20% of the taxable net income on all income derived during each taxable year from sources within and outside of the Philippines. In addition to the corporate income tax, these two subsidiaries are also subject to 12% of Value Added Tax on all income generated within the Philippines. Prior to the Ease of Paying Taxes Act (Republic Act No. 11976), which took effect on January 22, 2024, the VAT on services was based on gross receipts.

Payments of dividends by Philippines Co II and Philippines Co III are subject to withholding tax in the Philippines at the rate of 25%. As of December 31, 2023, 2024 and 2025, we did not record any withholding tax on the retained earnings of the two subsidiaries in the Philippines on the basis of our current intent to permanently reinvest the undistributed earnings.

Vietnam

Our subsidiary, Helloworld Online Education Vietnam Company Limited, is established in Vietnam in July, 2025 and is subject to Vietnam tax laws. The income tax rate is 20% on taxable profits.

Jordan

Our subsidiary, HelloWorld Online Education Jordan LLC, is established in Jordan and is subject to Jordan tax laws. The income tax rate is 20% on taxable profits.

PRC

Our subsidiary in mainland China are companies incorporated under PRC law and, as such, are subject to mainland China enterprise income tax on their taxable income in accordance with the PRC income tax laws. Pursuant to the PRC Enterprise Income Tax Law, which became effective on January 1, 2008, and was amended on February 24, 2017, and December 29, 2018, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Our subsidiaries in mainland China are subject to value-added tax at a rate of 6% on services, and 9% or 13% on the goods or products we provide, less any deductible value-added tax we have already paid or borne. Our subsidiaries in mainland China are also subject to surcharges on value-added tax payments in accordance with PRC law.

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

	For the Year Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Net revenues	27,111	100.0	50,692	100.0	95,601	100.0
Cost of revenues	(6,322)	23.3	(11,164)	22.0	(24,944)	26.1
Gross profit	20,789	76.7	39,528	78.0	70,657	73.9
Operating expenses
Sales and marketing expenses	(23,637)	87.2	(33,388)	65.9	(62,307)	65.2
Product development expenses	(3,088)	11.4	(3,571)	7.0	(5,476)	5.7
General and administrative expenses	(7,727)	28.5	(10,615)	20.9	(17,303)	18.1
Loss from operations	(13,663)	50.4	(8,046)	15.9	(14,429)	15.1
Interest income	165	0.6	229	0.5	358	0.4
Other (expenses)/income, net	(1,416)	5.2	771	1.5	(1,545)	1.6
Loss before income tax	(14,914)	55.0	(7,046)	13.9	(15,616)	16.3
Income tax expenses	(118)	0.4	(276)	0.5	(1,242)	1.3
Net loss	(15,032)	55.4	(7,322)	14.4	(16,858)	17.6
Less: net loss attributable to noncontrolling interests	—	—	(87)	—	(54)	—
Net loss, all attributable to the Company’s ordinary shareholders	(15,032)	—	(7,235)	—	(16,804)	—

The Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

Net Revenues

Our net revenues from our international business operations increased by 88.6% from US$50.7 million in 2024 to US$95.6 million in 2025. The increase was primarily attributable to the increase in the number of paid lessons booked driven by the increase in the number of active students of our international business. The number of active students with general lesson consumption increased by 81.2% from 97.5 thousand in 2024 to 176.7 thousand in 2025. The number of active students is the main driver for our revenue. We track the number of active students as a key indicator for our business growth and manage our course offerings and sales strategies accordingly.

Cost of Revenues

Our cost of revenues from our international business operations increased by 123.4% from US$11.2 million in 2024 to US$24.9 million in 2025. The increase was primarily due to the increase in total service fees paid to tutors, which was mainly resulting from an increased number of paid lessons. The total amount of service fees paid to tutors for delivering paid lessons increased by 101.2% from US$8.9 million in 2024 to US$18.0 million in 2025.

Gross Profit

As a result of the foregoing, our gross profit from our international business operations was US$39.5 million in 2024 and US$70.7 million in 2025. Our gross margin decreased from 78.0% in 2024 to 73.9% in 2025. The decrease was mainly attributable to the increased payment processing fee due to the larger gross billings.

Operating Expenses

Our operating expenses from our international business operations increased by 78.8% from US$47.6 million in 2024 to US$85.1 million in 2025. The increase was mainly due to the increases in sales and marketing expenses.

Sales and Marketing Expenses

Our sales and marketing expenses from our international business operations increased by 86.6% from US$33.4 million in 2024 to US$62.3 million in 2025. The increase in headcount and personnel-related expenses, and the increase in marketing and branding expenses resulting from intensified marketing and branding activities.

General and Administrative Expenses

Our general and administrative expenses from our international business operations increased by 63.0% from US$10.6 million in 2024 to US$17.3 million in 2025. This increase was primarily due to the increase in headcount and personnel-related expenses.

Product Development Expenses

Our product development expenses from our international business operations increased by 53.3% from US$3.6 million in 2024 to US$5.5 million in 2025. The increase was primarily due to the increase in headcount and personnel-related expenses.

Other income / (expenses), net

We recorded other income, net from our international business operations of US$0.8 million in 2024 and other expense, net of US$1.5 million in 2025. The other income, net in 2024 mainly include the reversal of the provision for interests and penalties of the taxes that were recognized in 2023. The other expense, net in 2025 mainly include foreign exchange losses.

Income Tax Expenses

We recorded income tax expenses from our international business operations of US$0.3 million in 2024 and US$1.2 million in 2025, respectively.

Net loss

As a result of the foregoing, we incurred net loss from our international business operations of US$7.3 million and US$16.9 million in 2024 and 2025, respectively.

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

General and Administrative Expenses

Our general and administrative expenses from our international business operations increased by 37.4% from US$7.7 million in 2023 to US$10.6 million in 2024. This increase was primarily due to the increase in headcount and personnel - related expenses

Product Development Expenses

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

Cash Flows and Working Capital

51Talk Online Education Group is a holding company with no operations of its own. 51Talk Online Education Group may, through capital contributions or loans, provide funding to its wholly owned subsidiaries in Hong Kong or subject to the satisfaction of applicable government registration and approval requirements, to its wholly owned mainland China subsidiaries. In addition, subsidiaries of 51Talk Online Education Group pay service fees to certain mainland China subsidiary of 51Talk Online Education Group pursuant to operating management service agreements, marketing service agreements and research and development service agreements. To effectively manage cash flow within our organization, we have put in place relevant cash management policies. For a more detailed description of cash flows within our organization and our cash management policies, see “Item 3. Key Information—Cash Flows through Our Organization.”

Our ability to distribute earnings to U.S. investors is limited. We are a Cayman Islands holding company, and we may rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. When any of our subsidiaries incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings. In addition, our subsidiaries may be subject to restrictions imposed by local laws and regulations.

In addition, under laws and regulations of mainland China, our mainland China subsidiaries are subject to restrictions on foreign exchange and cross-border cash transfers, including to our holding company 51Talk Online Education Group and to U.S. investors. To the extent cash or other assets in the business is in mainland China or a mainland China entity, the funds or other assets may not be available to fund operations or for other use outside of mainland China due to the imposition of restrictions and limitations by the PRC government on the ability of 51Talk Online Education Group or its subsidiaries to transfer cash or other assets. As of the date of this annual report, there is no equivalent or similar restriction or limitation in Hong Kong on cash or other assets transfers in, or out of, our Hong Kong entities, except for the transfer of funds involving money laundering and criminal activities. However, if restrictions or limitations were to become applicable to cash or other asset transfers in and out of Hong Kong entities in the future, the funds or other assets in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. There is no assurance that the ability of us or our subsidiaries to transfer cash will not subject to further limitations or restrictions imposed by the PRC government. Our subsidiaries did not make cash dividends or other distributions to 51Talk Online Education Group, the holding company, or its offshore subsidiaries, in the years ended December 31, 2023, 2024 and 2025. Going forward, our subsidiaries intend to retain most, if not all, of their available funds and any future earnings.

Our principal sources of liquidity have been proceeds from our equity offerings and cash generated from operating activities. As of December 31, 2025, we had US$39.0 million in cash, cash equivalents, and time deposits. Cash and cash equivalent consists of cash held in demand deposit accounts managed by financial institutions, which have original maturities of less than three months and unrestricted as to withdrawal and use.

As of December 31, 2025, we and our subsidiaries held cash, cash equivalents and time deposits in the amount of US$13.6 million, SAR57.5 million, SGD0.4 million, MYR2.5 million, HKD21.2 million, RMB19.3 million and THB60.7 million in bank accounts in mainland China, Saudi Arabia, Singapore, Malaysia, Hong Kong and Thailand, and our consolidated entities in mainland China held cash, cash equivalents in the amount of US$2.4 million in mainland China, which included cash reserved to settle payables to our mainland China subsidiaries.

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

Our consolidated financial statements for 2025 had been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. We incurred net losses of US$15.0 million, US$7.3 million and US$16.9 million from international business operations for the fiscal years ended December 31, 2023, 2024 and 2025, respectively. Accumulated deficits were US$370.4 million as of December 31, 2025. The net current liabilities were US$9.3 million, US$16.8 million and US$35.0 million as of December 31, 2023, 2024 and 2025, respectively. The operating cash inflows were US$0.6 million, US$5.8 million and US$11.8 million for the years ended December 31, 2023, 2024 and 2025, respectively. We assess our liquidity by our ability to generate cash from operating activities to fund our operations, attract investors and borrow funds on favorable economic terms.

Operating Activities

Net cash provided by operating activities from our international business operations in 2024 and 2025 was US$5.8 million and US$11.8 million, respectively. The year over year increase from 2024 to 2025 was primarily due to the increase in advances from students.

Net cash provided by operating activities from our international business operations in 2023 and 2024 was US$0.6 million and US$5.8 million, respectively. The year over year increase from 2023 to 2024 was primarily due to the increase in advances from students.

Investing Activities

Net cash used in investing activities from international business operations amounted to US$1.0 million in 2025, which was primarily attributable to purchase of PPE and netted off by withdrawal of deposits.

Net cash provided by investing activities from international business operations amounted to US$0.5 million in 2024, which was primarily attributable to withdrawal of time deposits.

Net cash provided by investing activities from our international business operations amounted to US$2.4 million in 2023, which was primarily attributable to withdrawal of time deposits.

Financing Activities

Net cash provided by financing activities from international business operations in 2025 amounted to US$0.2 million, which was mainly due to proceeds from exercise of stock options.

Net cash provided by financing activities from international business operations in 2024 amounted to US$0.2 million, which was mainly due to capital injection from noncontrolling interests.

Net cash used in financing activities from international business operations in 2023 amounted to nil.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with leasehold improvements and investments in office furniture, computers and servers. Our capital expenditures from our international business were US$0.3 million, US$0.3 million and US$2.3 million in the years ended December 31, 2023, 2024 and 2025, respectively. We intend to continue to utilize real estate leasing in order to allocate our capital resources cost - efficiently. We may make acquisitions of businesses and properties that complement our operations when suitable opportunities arise.

Material Cash Requirements

Other than the ordinary cash requirements for our operations, our material cash requirements as of December 31, 2025, and any subsequent interim period primarily include our operating lease obligations and purchase commitments.

The following table sets forth our contractual obligations as of December 31, 2025:

		Less than	1–3	More than
	Total	1 year	years	3 years

	in US$ thousands
Operating lease obligations(1)	3,053	1,686	1,367	—
Purchase commitments(2)	724	724	—	—

Notes:

(1)

Represents our non-cancelable leases for our offices and learning centers, which include all future cash outflows under ASC Topic 842, leases and the operating leases that have not commenced as of December 31, 2025.

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

As of December 31, 2025, we held eighteen registered domain names relating to our business, nine registered software copyrights and five trademark designs, which were registered and recognized in several jurisdictions as per applicable laws in several jurisdictions.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Determination of Standalone Selling Price of Performance Obligations

We provide two kinds of lessons as distinct performance obligations in one contract: one-on-one private course service and public course service. We did not sell them separately on stand-alone basis, therefore judgment is required to determine standalone selling price for each distinct performance obligation. We determine the stand-alone selling prices using an expected cost plus margin methodology for private courses and the adjusted market assessment methodology for public courses.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 (x) “recently issued accounting pronouncements” to our consolidated financial statements included elsewhere in this annual report.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jack Jiajia Huang	41	Founder, Chairman, Chief Executive Officer
Ting Shu	40	Co-Founder, Director
Cindy Chun Tang	50	Chief Financial Officer
Frank Lin	61	Director
Jimmy Lai	70	Independent Director
Xiaoguang Wu	50	Independent Director

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

Mr. Xiaoguang Wu has served as our independent director since June 2016. Mr. Wu is the founding partner of Welight Capital (Hong Kong) Limited. Mr. Wu joined Tencent Inc., a company listed on the Hong Kong Stock Exchange, in 1999 as a member of the early founding team. He worked as a project manager for the research and development team for instant messaging products, a general manager for the internet business division and later became the senior executive vice president of the internet service division and the chief executive officer of Tencent E - Commerce Holdings Limited, a subsidiary of Tencent Inc. Mr. Wu has served as a senior management advisor for Tencent Inc. since June 2015. Mr. Wu has extensive experience in product research and development, product planning, product operation and marketing internet businesses. Mr. Wu currently serves on the board of directors of LexinFintech Holdings Ltd., a Nasdaq - listed company, and Haidilao International Holding Ltd., a Hong Kong Stock Exchange listed company and a Nasdaq - listed company. Mr. Wu received his EMBA from China Europe International Business School (CEIBS) in 2008 and his bachelor of science degree in weather dynamics from Nanjing University in 1996.

B.	Compensation

For the fiscal year ended December 31, 2025, we paid an aggregate of approximately US$519.4 thousand in cash to our executive officers and our non - executive directors. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

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

We are authorized to grant options or share purchase rights to purchase up to an aggregate of 36,229,922 Class A ordinary shares under the Pre - IPO Plans. The 2013 Plan expired in September 2023 and no additional grants may be made thereunder. The 2014 Plan expired in December 2024 and no additional grants may be made thereunder. As of March 18, 2026, options to purchase an aggregate number of 5,946,640 Class A ordinary shares have been granted and are outstanding, and nil restricted share units have been granted and are outstanding.

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

There were no outstanding options granted to our directors and executive officers under the 2013 Plan and 2014 Plan as of March 18, 2026. As of March 18, 2026, other current and former employees as a group held options to purchase 5,946,640 Class A ordinary shares under the 2014 Plan, with exercise prices ranging from US$0.0167 to US$0.904 per Class A ordinary share.

Amended and Restated 2016 Plan

We adopted the original 2016 share incentive plan, or the 2016 Plan, in May 2016, which was amended and restated in April 2026. Upon the adoption of the Amended and Restated 2016 share incentive plan, or the Amended and Restated 2016 Plan, it replaced the previously adopted 2016 Plan in its entirety and the awards granted and outstanding thereunder remain effective and binding under the amended and restated 2016 Plan. Under the Amended and Restated 2016 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards under the Amended and Restated 2016 Plan is initially 4,600,000 Class A ordinary shares in 2016, plus (i) an annual increase, on the first day of each fiscal year from 2017 through 2026, equal to 1.5% of the total outstanding share capital of the Company as of December 31 of the immediately preceding calendar year, and (ii) an annual increase, on the first day of each fiscal year beginning in 2027, equal to 1.2% of the total outstanding share capital of the Company as of December 31 of the immediately preceding calendar year, or, in each case, such lesser number of Class A ordinary shares as may be determined by our board of directors. On January 1, 2026, the maximum aggregate number of shares which may be issued pursuant to all awards under the Amended and Restated 2016 Plan was increased to 53,645,627 Class A ordinary shares. As of March 18, 2026, options to purchase an aggregate number of 37,500 Class A ordinary shares have been granted and are outstanding and 13,009,194 restricted share units have been granted and are outstanding. The following paragraphs summarize the terms of the Amended and Restated 2016 Plan.

Types of Awards. The Amended and Restated 2016 Plan permits the awards of options, restricted shares and restricted share units.

Plan Administration. Our board or a committee of one or more members of our board duly authorized for the purpose of the Amended and Restated 2016 Plan can act as the plan administrator.

Award Agreement. Options, restricted shares or restricted share units granted under the Amended and Restated 2016 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant.

Eligibility. We may grant awards to our employees, directors, consultants, or other individuals as determined, authorized and approved by the plan administrator.

Acceleration of Awards upon Corporate Transactions. Except otherwise provided in the Award Agreement or other written agreement entered into by and between the company and a participant of the Amended and Restated 2016 Plan, if a corporate transaction occurs, the plan administrator may, in its sole discretion, provide for (i) any and all awards outstanding to terminate at a specific time in the future and give each participant the right to exercise the vested portion of such awards during a specific period of time as the plan administrator shall determine, or (ii) the purchase of any award for an amount of cash equal to the amount that could have been attained upon the exercise of such award, or (iii) the replacement of such award with other rights or property selected by the plan administrator in its sole discretion or the assumption of or substitution of such award by the successor or surviving corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of Class A ordinary shares and prices, or (iv) payment of award in cash based on the value of Class A ordinary shares on the date of the corporate transaction plus reasonable interest.

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

Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, or pursuant to the other exceptions provided under the Amended and Restated 2016 Plan, except as otherwise provided by the plan administrator.

Termination. Unless terminated earlier, the Amended and Restated 2016 Plan will terminate automatically in 2030.

The following table summarizes, as of March 18, 2026, the outstanding restricted share units granted to our directors and executive officers under the Amended and Restated 2016 Plan.

Name	Restricted Share Units	Date of Grant	Vesting Schedule
Jack Jiajia Huang	550,000	June 30, 2023	Approximately three years from the date of grant.
	1,100,000	February 18, 2025	Approximately three years from the date of grant.
Jimmy Lai	50,336	June 1, 2024	Approximately two years from the date of grant.
Xiaoguang Wu	91,818	July 1, 2024	Approximately two years from the date of grant.
Total	1,792,154

As of March 18, 2026, other current employees as a group held options to purchase 37,500 Class A ordinary shares under the Amended and Restated 2016 Plan, with exercise prices US$0.2610 per Class A ordinary share. As of March 18, 2026, other current employees as a group held 11,217,040 restricted share units under the Amended and Restated 2016 Plan.

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

We had a total of 310, 539 and 729 full - time employees as of December 31, 2023, 2024 and 2025, respectively. As of December 31, 2025, we had approximately 42 employees in research and development, 345 employees in sales and marketing, 258 employees in management and administration, 36 employees in free trial tutors and teaching support and 48 employees in learning partner. In addition to our full - time employees, some of our subsidiaries, such as Beijing Helloworld Online Technology Co., Ltd., HelloWorld Online Education Group (HK) Limited and HelloWorld Online Education Pte. Ltd., entered into services outsource agreements with independent third - party suppliers in 2023, 2024 and 2025, through which they have outsourced part of their marketing and sales functions. As of December 31, 2025, we had 1,359 outsourced personnel mainly performing sales and marketing functions for us.

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

Independently contracted foreign tutors and Chinese tutors delivering paid lessons on our platform are generally not our full - time employees. We enter into service contracts with such independently contracted tutors, and pay service fees to them based on the number of lessons they teach and their teaching performance. We had approximately 9.8 thousand independently contracted foreign tutors available to deliver lessons for our international business on our platform as of December 31, 2025.

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 18, 2026:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially 5% or more of our ordinary shares.

The calculations in the table below are based on 360,438,897 ordinary shares outstanding as of March 18, 2026, comprising of 256,831,917 Class A ordinary shares (excluding 6,909,975 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the issuer’s share incentive plan) and 103,606,980 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
				% of total
	Class A	Class B	Total ordinary	ordinary shares on	% of
	ordinary	ordinary	shares on an as-	an as converted	aggregate
	Shares	Shares	converted basis	basis	voting power †
Directors and Executive Officers:
Jack Jiajia Huang(1)	72,960,560	45,925,744	118,886,304	33.0%	41.2%
Ting Shu(2)	42,457,880	45,925,744	88,383,624	24.5%	38.8%
Cindy Chun Tang	1,103,820	—	1,103,820	0.3%	0.1%
Frank Lin (3)	1,119,495	—	1,119,495	0.3%	0.1%
Jimmy Lai	2,931,900	—	2,931,900	0.8%	0.2%
Xiaoguang Wu(4)	1,358,287	—	1,358,287	0.4%	0.1%
All directors and executive officers as a group	79,474,062	45,925,744	125,399,806	34.8%	41.7%

Principal Shareholders:
DCM Funds(5)	10,607,110	57,681,212	68,288,322	18.9%	45.4%
Dasheng International Holdings Limited(2)	42,457,880	45,925,744	88,383,624	24.5%	38.8%
HongShan Investment Fund(6)	28,494,075	—	28,494,075	7.9%	2.2%
HH Talent Holdings Limited(7)	23,391,300	—	23,391,300	6.5%	1.8%
Golien Ltd(8)	18,967,560	—	18,967,560	5.3%	1.5%

Notes:

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

(1)	Represents (i) 7,297,560 Class A ordinary shares in the form of ADSs held by Jack Jiajia Huang, (ii) 41,563,800 Class A ordinary shares in the form of ADSs held by Dasheng Global Limited, a company incorporated in the British Virgin Islands, (iii) 275,000 Class A ordinary shares issuable to Dasheng Global Limited upon the vesting of restricted share units within 60 days after March 18, 2026, (iv) 23,391,300 Class A ordinary shares in the form of ADSs purchased by HH Talent Limited, a company incorporated in the British Virgin Islands, (v) 432,900 Class A ordinary shares in the form of ADSs held by Ting Shu, (vi) 30,390,321 Class B ordinary shares held by Dasheng Global Limited, and (vii) 15,535,423 Class B ordinary shares held by Dasheng Online Limited, a company incorporated in the British Virgin Islands. The registered office address of Dasheng Global Limited is Quastisky Building, P.O. Box 4389, Road Town, Tortola, British Virgin Islands. The registered office address of Dasheng Online Limited is c/o Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The registered office address of HH Talent Limited is Coastal Building, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. Each of Dasheng Global Limited and Dasheng Online Limited is wholly beneficially owned by Dasheng International Holdings Limited, which is in turn wholly owned by TB Family Trust, for which TMF (Cayman) Ltd. acts as the trustee (the “Trustee”). HH Talent Limited is wholly beneficially owned by HH Talent Holdings Limited, which is in turn wholly owned by HH Talent Trust, for which the Trustee also acts as the trustee. S.B. Vanwall Ltd., appointed by the Trustee, is the sole director of Dasheng International Holdings Limited and HH Talent Holdings Limited. The settlors of TB Family Trust are Mr. Huang and Ms. Shu. Mr. Huang, Ms. Shu and their family members are beneficiaries under TB Family Trust. The settlor of HH Talent Trust is Mr. Huang.
(2)	Represents (i) 186,180 Class A ordinary shares in the form of ADSs held by Jack Jiajia Huang, (ii) 41,563,800 Class A ordinary shares in the form of ADSs held by Dasheng Global Limited, (iii) 275,000 Class A ordinary shares issuable to Dasheng Global Limited upon the vesting of restricted share units within 60 days after March 18, 2026, (iv) 432,900 Class A ordinary shares in the form of ADSs held by Ting Shu, (v) 30,390,321 Class B ordinary shares held by Dasheng Global Limited, and (vi) 15,535,423 Class B ordinary shares held by Dasheng Online Limited.
(3)	The business address of Frank Lin (also known as Frank Hurst Lin) is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, United States.
(4)	The business address of Xiaoguang Wu is Suite 2501, Shenzhen Venture Capital Mansion, Nanshan District, Shenzhen, Guangdong Province, People’s Republic of China.
(5)	Consists of (i) 57,681,212 Class B ordinary shares held by DCM Hybrid RMB Fund, L.P., or Hybrid Fund; (ii) 10,017,832 Class A ordinary shares held by DCM Ventures China Turbo Fund, L.P., or Turbo Fund, and (iii) 589,278 Class A ordinary shares held by DCM Ventures China Turbo Affiliates Fund, L.P., or Turbo Affiliates Fund, as reported in a Schedule 13D amendment jointly filed by, among others, Hybrid Fund, Turbo Fund and Turbo Affiliates Fund, on May 7, 2025. The general partner of Hybrid Fund is DCM Hybrid RMB Fund Investment Management, L.P., or Hybrid Fund DGP, whose general partner in turn, is DCM Hybrid RMB Fund International, Ltd., or Hybrid Fund UGP. The general partner of each of Turbo Fund and Turbo Affiliates Fund is DCM Turbo Fund Investment Management, L.P., or Turbo Fund DGP, whose general partner in turn, is DCM Turbo Fund International, Ltd., or Turbo Fund UGP. F. Hurst Lin (also known as Frank Hurst Lin), Matthew C. Bonner and Andre G. Levi are the directors of each of Hybrid Fund UGP and Turbo Fund UGP and may be deemed to have shared power to dispose of these shares. The business address of Hybrid Fund, Turbo Fund and Turbo Affiliates Fund is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, the United States.
(6)	Consists of 28,494,075 Class A ordinary shares held by HSG Venture V Holdco I, Ltd. (formerly known as SCC Venture V Holdco I, Ltd.), an exempted company with limited liability incorporated under the laws of the Cayman Islands, as reported in a Schedule 13D amendment jointly filed by, among others, HSG Venture V Holdco I, Ltd. on December 5, 2025. HSG Venture V Holdco I, Ltd. is wholly owned by HongShan Capital Venture Fund V, L.P., whose general partner is HSG Venture V Management, L.P., whose general partner in turn, is HSG Holding Ltd. HSG Holding Ltd is wholly owned by Neil Nanpeng Shen. The registered address of HSG Venture V Holdco I, Ltd. is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(7)	Consists of 23,391,300 Class A ordinary shares in the form of ADSs held by HH Talent Limited. The registered office address of HH Talent Limited is Coastal Building, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. HH Talent Limited is wholly beneficially owned by HH Talent Holdings Limited, which is in turn wholly owned by HH Talent Trust, for which the Trustee also acts as the trustee. S.B. Vanwall Ltd., appointed by the Trustee, is the sole director of Dasheng International Holdings Limited and HH Talent Holdings Limited. The settlors of TB Family Trust are Mr. Huang and Ms. Shu. Mr. Huang, Ms. Shu and their family members are beneficiaries under TB Family Trust. The settlor of HH Talent Trust is Mr. Huang.
(8)	Consists of 18,967,560 Class A ordinary shares in the form of ADSs held by Golien Ltd, as reported in a Schedule 13G filed by Golien Ltd, on February 7, 2023. The registered address of Golien Ltd is Suite 1104-06, 11 F, Tower 2, The Gateway, Tsimshatsui, Kowloon, Hong Kong. Each of Golien Ltd and wm100 holding Ltd as the parent of Golien Ltd, has the sole power to direct the voting and disposition of the ADSs held by Golien Ltd. As the shareholders of wm100 holding Ltd, Max Burger and Beat Stefan Burger have joint power to direct the voting and disposition of the ADSs held by Golien Ltd.

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

To our knowledge, as of March 18, 2026, 245,982,360 of our Class A ordinary shares are held by one record holder in the United States, which is the depositary of our ADS program, representing 95.8% of our total issued and outstanding Class A ordinary shares as of such date. As of March 18, 2026, to our knowledge, 57,681,212 Class B ordinary shares are held by DCM Hybrid RMB Fund, L.P., or Hybrid Fund, which is registered in the Cayman Islands. The general partner of Hybrid Fund is DCM Hybrid RMB Fund Investment Management, L.P., or Hybrid Fund DGP, whose general partner in turn, is DCM Hybrid RMB Fund International, Ltd., or Hybrid Fund UGP. The business address of Hybrid Fund DGP and Hybrid Fund UGP is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, the United States.

For options and restricted share units granted to our officers, directors and employees, see “—B. Compensation—Share Incentive Plan.”

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

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

Transactions with Shareholders and Affiliates

Transactions with Dasheng Holding (HK) Limited and its subsidiaries. In 2022, Dasheng Holding (HK) Limited and its subsidiaries entered into an offshore service agreement with 51Talk English International Limited. Under the cooperation, 51Talk English International Limited provides agent services to Dasheng Holding (HK) Limited, its subsidiaries and the consolidated VIEs. In 2023, 2024 and 2025, our company also entered into a series of service agreements, with Dasheng Holding (HK) Limited, its subsidiaries and its VIEs. Under these service agreements, Dasheng Holding (HK) Limited, its subsidiaries and its VIEs provide technology service and product development labor service to our company. For the year ended December 31, 2025, the fair value of agent service provided by our company is estimated to be US$0.1 million, which are recognized as net revenues in the consolidated statement of comprehensive loss of our company. For the year ended December 31, 2025, the amount of product development labor service received from Dasheng Holding (HK) Limited, its subsidiaries and its VIEs is estimated to be US$2.1 million, and the amount of internet service received from Dasheng Holding (HK) Limited, its subsidiaries and its VIEs is estimated to be US$0.6 million.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Option Grants

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

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

ITEM 9.THE OFFER AND LISTING

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

ITEM 10.ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following are summaries of material provisions of our currently effective sixth amended and restated memorandum and articles of association, as well as the Companies Act (Revised) of the Cayman Islands insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of International Corporation Services Ltd, Harbour Place 2nd Floor, North Wing, 103 South Church Street, P.O. Box 472, George Town, Grand Cayman KY1-1106, Cayman Islands. As set forth in Article 3 of our sixth amended and restated memorandum of association, the objects for which our company is established are unrestricted.

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

The prevailing corporate income tax rate in Singapore is 17.0%.

With effect from year of assessment 2020, the first SGD200,000 of a company’s annual normal chargeable income is exempt from tax as follows:

(a)	75.0% of up to the first SGD10,000 of chargeable income; and
(b)	50.0% of up to the next SGD190,000 of chargeable income.

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

A company is regarded as tax resident in Singapore if the control and management of the company’s business is exercised in Singapore. “Control and management” is defined as the making of decisions on strategic matters, such as those on company policy and strategy.

Presently, tax exemption will be granted to a Singapore tax resident corporate taxpayer on its foreign sourced dividends, foreign branch profits and foreign-sourced service income, or specified foreign income, received or deemed to be received in Singapore, subject to meeting the following qualifying conditions:

(a)	the specified foreign income has been subject to income tax in the foreign jurisdiction from which the income is received;
(b)

at the time the specified foreign income is received in Singapore, the headline tax rate (i.e., highest corporate income tax rate) of the foreign jurisdiction from which the income is received is at least 15.0%; and

(c)	the Comptroller of Income Tax is satisfied that the tax exemption would be beneficial to the Singapore tax resident corporate taxpayer.

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

If foreign-sourced income is subject to tax in Singapore and does not qualify for tax exemption, a Singapore tax resident corporate taxpayer is entitled to claim foreign tax credit for the foreign tax paid on such foreign-sourced income, subject to meeting the conditions. The amount of foreign tax credit available to a Singapore tax resident corporate taxpayer is based on the lower of:

(a)	the Singapore tax payable on the particular source of income (net of expenses and allowances) which qualifies for foreign tax credit; or
(b)	the actual foreign tax suffered on the same income.

Under the foreign tax credit pooling system, Singapore tax resident corporate taxpayer may elect to claim foreign tax credit on a pooled basis on any items of its foreign-sourced income, rather than the usual source-by-source and country-by-country basis, subject to meeting the conditions as follows:

(a)	income tax must have been paid on the income in the foreign jurisdiction from which the income is derived;
(b)	at the time the foreign-sourced income is received in Singapore, the headline tax rate of that foreign jurisdiction from which the income is received is at least 15.0%;
(c)	there must be Singapore income tax payable on the foreign-sourced income; and
(d)	the taxpayer is entitled to claim foreign tax credits under sections 50, 50A or 50B of the Income Tax Act 1947 on its foreign-sourced income.

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

Section 13W of the Income Tax Act 1947 provides a safe harbor in the form of an exemption of gains or profits arising from the disposal of ordinary shares. To qualify for the tax exemption, the divesting company must have legally and beneficially held at least 20.0% of the ordinary shares of the company whose shares are being disposed, or investee company, for a continuous period of at least 24 months immediately prior to the date of disposal such shares.

The above-mentioned “safe harbor rule” is not applicable under the following scenarios:

●	The disposal of shares during the period from June 1, 2012, to May 31, 2022 of an unlisted investee company which is in the business of trading or holding Singapore immovable properties (other than the business of property development).
●	The disposals of shares from June 1, 2022, of an unlisted investee company which is in the business of trading, holding, or developing immovable properties in Singapore or abroad, subject to certain exceptions.
●	The disposal of shares by a divesting company whose gains or profits from the disposal of shares are included as part of its income based on Section 26 of the Income Tax Act 1947.
●	The disposal of shares by a partnership, limited partnership or limited liability partnership, where one or more of the partners is a company or are companies.

In addition, the following enhancements will be made for disposal gains derived on or after January 1, 2026: (a) the scope of eligible gains will be expanded to include gains from the disposal of preference shares that are accounted for as equity by the investee company under the applicable accounting principles; and (b) the assessment of the 20% shareholding threshold condition can be done on a group basis.

Shareholders who have adopted or are required to adopt Financial Reporting Standard 109 Financial Instruments or Singapore Financial Reporting Standard (International) 9 Financial Instruments, as the case may be, for financial reporting purposes may be required to recognize gains or losses on our ADSs or ordinary shares, irrespective of whether there is actual disposal. If so, the gains or losses for financial assets on revenue account so recognized may be taxed or allowed as a deduction even though they are unrealized.

Singapore has introduced Section 10L of the Income Tax Act 1947, which treats gains received in Singapore from the sale or disposal by an entity of a relevant group of any foreign asset (i.e., any movable or immovable property situated outside Singapore at the time of such sale or disposal or any rights or interest thereof.) as income chargeable to tax under Section 10(1)(g) of the Income Tax Act 1947. Section 10L applies to sales or disposals that occur on or after January 1, 2024. Under this section, our ADSs and ordinary shares would likely be considered as “foreign assets.”

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

There are certain exclusions in this regard. The taxation of such gains would not apply to a sale or disposal that is:

(a)	carried out as part of, or incidental to, the business of a “prescribed financial institution,” which includes licensed banks, finance companies and holders of a capital markets services license;
(b)	carried out as part of, or incidental to, the relevant business activities or operations of an entity enjoying certain tax incentives, such as the financial sector incentive; or
(c)	carried out by an excluded entity that has adequate economic substance in Singapore (as defined and provided for under section 10L).

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

Where services are provided by a GST-registered investor in connection with the sale of our ADSs or ordinary shares to a person who belongs outside Singapore, and for the direct benefit of either a person belonging outside Singapore (and that person is outside Singapore at the time of supply) or a GST-registered person who belongs in Singapore, such services are a taxable supply subject to GST at zero-rate (i.e., GST at 0%). Any input GST incurred by the GST-registered investor in the making of such a zero-rated supply, subject to the provisions of the Goods and Services Tax Act 1993 of Singapore, may be recovered from the comptroller of GST.

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

Our mainland China subsidiaries are companies incorporated under PRC law and, as such, are subject to mainland China enterprise income tax on their taxable income in accordance with the PRC income tax laws. Pursuant to the PRC Enterprise Income Tax Law, which became effective on January 1, 2008, and was amended on February 24, 2017, and December 29, 2018, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. Our mainland China subsidiaries are subject to value-added tax at a rate of 6% on services, and 9% or 13% on the goods/products we provide, less any deductible value-added tax we have already paid or borne. Our mainland China subsidiaries are also subject to surcharges on value-added tax payments in accordance with PRC law.

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

United States Federal Income Taxation

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our ADSs or ordinary shares. This summary applies only to U.S. Holders that hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This summary is based on U.S. tax law in effect as of the date of this annual report, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service (the “IRS”), or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, Medicare, backup withholding, and any minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

Although we do not believe that we were a PFIC for the taxable year ended December 31, 2025, no assurances can be given that we will not be a PFIC for the current or any future taxable year because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the characterization and composition of our income, assets and liabilities. Additionally, fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year.

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

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements. Our officers, directors are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. and our principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our exposure to the risk of fluctuations in foreign exchange rates arises primarily from our operating activities where revenue or expense is denominated in a foreign currency and our net investments in foreign subsidiaries. We charge customers fees in local currencies in some of the countries and regions where we offer our course offerings, a significant portion of our assets and liabilities are denominated in US dollars and Renminbi, and a significant portion of our costs and expenses are incurred in the currencies of the countries and regions where we operate, including service fee payments to nearly all of our foreign tutors. Other currencies have fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or government policy in the jurisdictions where we operate may impact the exchange rate between other currencies and the U.S. dollar in the future. In particular, we are also exposed to the risk of an increase in the value of the Philippine Peso relative to the US dollars, which would increase our costs. Therefore, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and other currencies of the jurisdictions where we operate, because the value of our business is effectively denominated in US dollars, while our ADSs will be traded in U.S. dollars and a significant portion of our costs is incurred and paid in the currencies of the jurisdictions where we operate. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

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

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program upon such terms and conditions as we and the depositary may agree from time to time. In 2025, we did not receive any reimbursement from the depositary for expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II.

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10 Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, as of December 31, 2025. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that our disclosure controls and procedures were not effective to satisfy the objectives for which they are intended.

Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of December 31, 2025, due to the material weaknesses described below, we performed additional analysis and other procedures to ensure that our consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), and we believe that the consolidated financial statements included in this annual report on Form 20-F correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Based on our evaluation under Internal Control-Integrated Framework (2013), due to the material weaknesses described below, our management concluded that, as of December 31, 2025, we did not maintain effective internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

The material weaknesses that we have identified relate to:

●	Ineffective IT general controls over key financial reporting applications, programs and data, including (i) periodically monitoring that program changes were authorized and appropriately tested; (ii) evaluating the appropriateness of provisioned user access rights and ensuring that an appropriate segregation of incompatible duties is maintained; (iii) periodically reviewing that privileged user access rights and related activity were appropriate; (iv) periodically reviewing that business user access rights were appropriate; (v) monitoring scheduled jobs, performance of periodic backups and recovery testing; and (vi) documenting policies and procedures for access, changes and IT operation management.
●	Ineffective monitoring and evaluation of the design and operating effectiveness of internal controls over financial reporting. Specifically, the Company did not maintain an effective monitoring function to assess whether controls within various processes impacting the preparation of the financial statements, including those related to: (i) being able to timely identify and assess accounting implications of complex transactions; (ii) designing and implementing effective controls to ensure data completeness and accuracy related to certain complex transactions, and tax accounting; and (iii) timely performing account reconciliations in connection with period-end closing and preparing disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, were designed and operating effectively. As a result, errors in multiple accounts were not identified on a timely basis, leading to audit adjustments to the financial statements that were corrected prior to issuance.

For IT general controls, we have developed and are continuing to implement a remediation plan that includes the following key actions:

(i)Go live with and use a unified and comprehensive IT approval system to strengthen the management and control of system changes and IT processes;
(ii)Conduct regular, quarterly assessments of account permissions and system logs, and maintain ongoing oversight of changes in business operations or information systems;
(iii)Ensure the separation of responsibilities for account permissions, and continuously monitor the separation of responsibilities for sensitive permissions through continuous monitoring and periodic review measures;
(iv)Conduct regular monitoring of scheduled jobs, including periodic data backups, and perform recovery testing;
(v)Develop policies and procedures for access, change and IT operations management.

Furthermore, we have developed several key remedial and improvement measures to strengthen our accounting operations and financial reporting functions. The measures that we have implemented and are continuing to implement include:

(i) Enhanced training: We enhanced training for our finance staff on U.S. GAAP, internal control over financial reporting, and tax regulations, with the aim of reducing issues affecting financial statement disclosures in daily accounting operations and ensuring compliance with tax regulations in different jurisdictions.

(ii) Use of disclosure checklists: We used disclosure checklists to promptly identify matters impacting the financial statements, thereby helping to ensure accurate financial accounting and compliance with reporting requirements.

(iii) Strengthen professional training on internal controls over financial reporting for our employees in the finance department and internal audit department, including risk identification and assessment and effective monitoring of internal controls.

(iv) Updating the documentation and testing control procedures used in the preparation of financial statements, including changes in operations, process level and IT general controls, to comply with the requirements of the SOX Act by establishing process guidelines, a risk and control matrix and guidelines for evaluating the effectiveness of ICFR.

(v) Monitoring and evaluation of controls, whereby management will strengthen the monitoring function over the financial reporting process. This function will periodically evaluate whether key close-related controls are appropriately designed and operating effectively, with evidence of review and follow-up documented. Identified control gaps will be tracked through resolution and reported to management.

(vi) Management will enhance reconciliation controls by enforcing a standardized reconciliation policy that defines required timing, documentation standards, and review responsibilities. All balance sheet reconciliations will be completed and reviewed within defined close timelines, with reconciling items investigated and resolved in a timely manner. Evidence of preparation and review will be retained for each reconciliation.

(vii) Management will implement a formal process to identify complex or non-routine transactions at inception and throughout their lifecycle. Technical accounting and tax specialists will be engaged on a timely basis to assess accounting implications, and conclusions will be documented in U.S. GAAP technical accounting memoranda. These memoranda will be subject to management review and approval prior to recording the transaction in the financial statements.

(viii) Management will design and implement controls to ensure the completeness and accuracy of data used in accounting for complex transactions and tax-related items. This includes independent reconciliation of key data inputs to source systems and review of significant spreadsheets and data used in the close process.

(ix) Management will implement a formal process to identify, evaluate, and escalate errors identified during the close and review process. Errors will be assessed for financial statement impact, corrected on a timely basis, and tracked through resolution. Root cause analyses will be performed for significant errors to inform process and control enhancements.

Although management is taking remedial steps, the material weaknesses will not be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. Further, we cannot give assurances that the measures we have thus far taken to remediate the aforementioned material weakness were sufficient or that they will prevent future material weaknesses. As management continues to evaluate and work to improve our internal control over financial reporting, we may determine it necessary to take additional measures or modify the remediation measures we have taken to date.

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

ITEM 16.C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by our former independent registered public accounting firm, Marcum Asia CPAs LLP, and our current independent registered public accounting firm, Ernst & Young LLP, for the years indicated. We did not pay any other fees to our principal auditors during the periods indicated below.

	2024	2025(2)
	US$	US$

	(in thousands)
Audit Fees(1)	509	732

Note:

(1)	“Audit fees” means the aggregate fees in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory or regulatory filings or engagements.
(2)	On August 29, 2025, we dismissed Marcum Asia CPAs LLP (“Marcum”) as our independent registered public accounting firm. On September 3, 2025, we engaged Ernst & Young LLP as our independent registered public accounting firm. See also “Item 16F. Change in Registrant’s Certifying Accountant.”

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

ITEM 16.E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In December 2025, our board of directors authorized a share repurchase program under which we may repurchase up to US$10 million of our shares, including in the form of ADS, over the next 12 months, ending on December 7, 2026. The share repurchases may be effected from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and will be implemented in accordance with applicable rules and regulations. We did not make any share repurchase in 2025.

ITEM 16.F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

(a) Previous independent registered public accounting firm

On August 29, 2025, we dismissed Marcum Asia CPAs LLP (“Marcum”) as our independent registered public accounting firm. Our Audit Committee and Board of Directors participated in and approved the decision to change our independent registered public accounting firm.

The reports of Marcum on our consolidated financial statements for the fiscal years ended December 31, 2024 and 2023, and for each of the three years in the period ended December 31, 2024, contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principle.

During the fiscal years ended December 31, 2024 and 2023 and the subsequent interim period through August 29, 2025, there have been no “disagreements”, as that term is described in Item 16F(a)(1)(iv) of the instructions to Form 20-F, with Marcum on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Marcum would have caused them to make reference thereto in their reports on the consolidated financial statements for such years.

During the fiscal years ended December 31, 2024 and 2023 and the subsequent interim period through August 29, 2025, there have been no reportable events as that term is described in Item 16F(a)(1)(v) of the instructions to Form 20-F, except as previously disclosed in the Company’s Form 20-F for the year ended December 31, 2024, there were two material weaknesses that existed as of December 31, 2024. The first material weakness relates to the lack of sufficient competent financial reporting and accounting personnel to: (i) timely identify and assess accounting implications of complex transactions, (ii) design and implement effective control to ensure data completeness and accuracy related to certain complex transactions, and tax accounting, (iii) timely perform account reconciliations in period-end closing and prepare disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. The second material weakness relates to the lack of sufficient competent internal audit personnel to timely and effectively monitor and evaluate internal control over financial reporting and assist managing financial and operational risks.

We provided a copy of the foregoing disclosure in Item 16F to Marcum and requested from Marcum a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter from Marcum addressed to the SEC, dated April 23, 2026, is filed as Exhibit 16.1 to this annual report.

(b) New independent registered public accounting firm

We engaged Ernst & Young LLP as our new independent registered public accounting firm on September 3, 2025. During the fiscal years ended December 31, 2023 and 2024 and the subsequent interim period prior to our engagement of Ernst & Young LLP, neither we, nor anyone on our behalf, has consulted with Ernst & Young LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report was provided to us nor was oral advice that Ernst & Young LLP concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; nor (ii) any matter that was either the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or a reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

ITEM 16.G.  CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NYSE American, we are subject to the NYSE American corporate governance listing standards. However, the NYSE American Company Guide permit a foreign private issuer like us to follow the corporate governance practices of its home country.

Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE American corporate governance listing standards. We have relied on home country practice exemption with respect to (i) the requirement that at least a majority of such directors must be independent directors, (ii) the requirement of having an audit committee composed of a minimum of three members and convening meetings on at least a quarterly basis, (iii) the requirement that the nominating and corporate governance committee and compensation committee must be composed entirely of independent directors, subject to certain exceptions, (iv) the requirement that its board of directors must hold meetings on at least a quarterly basis and independent directors must meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management, (v) the requirement of obtaining shareholders’ approval for the adoption of the amended and restated 2016 share incentive plan, and (vi) the requirement of holding an annual meeting of shareholders no later than one year after the end of our fiscal year.

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

ITEM 16.I.  DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16.J.  INSIDER TRADING POLICIES

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management and employees. A copy of our insider trading policy was filed as an exhibit to our annual report on Form 20-F for the fiscal year 2024 and is reattached as an exhibit to this Annual Report.

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

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of 51Talk Online Education Group and its subsidiaries are included at the end of this annual report.

ITEM 19.EXHIBITS

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

2.6	Description of Securities (incorporated herein by reference to Exhibit 2.6 to the annual report on Form 20-F (File No. 001-37790), filed with the SEC on April 29, 2024)
4.1*	Amended and Restated 2016 Share Incentive Plan
4.2

Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

4.3

Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

4.4

Exclusive Option Agreement among 51Talk, certain shareholders of Philippines Co II and Philippines Co II dated August 31, 2015 (incorporated herein by reference to Exhibit 4.4 to the annual report on Form 20-F (File No. 001-37790), filed with the SEC on April 25, 2025)

4.5

Powers of Attorney granted by certain shareholders of Philippines Co II dated August 31, 2015 (incorporated herein by reference to Exhibit 4.5 to the annual report on Form 20-F (File No. 001-37790), filed with the SEC on April 25, 2025)

4.6

Exclusive Option Agreement among 51Talk, certain shareholders of Philippines Co III and Philippines Co III dated February 1, 2016 (incorporated herein by reference to Exhibit 4.7 to the annual report on Form 20-F (File No. 001-37790), filed with the SEC on April 29, 2024)

4.7

Powers of Attorney granted by certain shareholders of Philippines Co III dated February 1, 2016 (incorporated herein by reference to Exhibit 4.8 to the annual report on Form 20-F (File No. 001- 37790), filed with the SEC on April 29, 2024)

4.8

Share Purchase Agreement between 51Talk and Dasheng Holding (HK) Limited dated June 24, 2022 (incorporated herein by reference to Exhibit 4.10 to the annual report on Form 20-F (File No. 001-37790), filed with the SEC on April 6, 2023)

Exhibit Number	Description of Document
8.1*	Principal subsidiaries of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-211315), as amended, initially filed with the SEC on May 12, 2016)

11.2

Amended and Restated Statement of Policies Governing Material Non-public Information and the Prevention of Insider Trading (incorporated herein by reference to Exhibit 11.2 to the annual report on Form 20-F (File No. 001-37790), filed with the SEC on April 25, 2025)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Travers Thorp Alberga
15.2*	Consent of Shihui Partners
15.3*	Consent of Sapalo Velez Bundang & Bulilan
15.4*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
15.5*	Consent of Marcum Asia CPAs LLP
16.1*	Letter from Marcum Asia CPAs LLP to the Securities and Exchange Commission, dated April 23, 2026
97.1	Clawback Policy (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F (File No. 001-37790), filed with the SEC on April 29, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page formatted as Inline XBRL and contained in Exhibit 101
*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

51Talk Online Education Group

	By:	/s/ Jack Jiajia Huang
	Name:	Jack Jiajia Huang
	Title:	Chairman and Chief Executive Officer

Date: April 23, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of 51Talk Online Education Group

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of 51Talk Online Education Group (the Company) as of December 31, 2025, the related consolidated statements of comprehensive loss, shareholders’ equity/(deficit) and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Revenue recognition – Determination of Stand-Alone Selling Price

Description of the Matter

For the year ended December 31, 2025, the Company recognized net revenues of $95.6 million. As described in Note 2 to the consolidated financial statements, revenue is generated primarily from providing online English language education services to international students and is recognized as the online services are delivered. Students purchase the services by subscribing to prepaid credit packages, which consist of one-on-one private course services and public course services. The Company has determined that private course services and public course services are two separate performance obligations within a single contract with customers. The Company allocates contract consideration to each performance obligation using the relative stand-alone selling price. The Company determines the stand-alone selling prices for products that have never been sold on a standalone basis by applying the expected cost-plus-margin method for private courses and the adjusted market assessment approach for public courses.

Auditing the Company’s estimated standalone selling prices for products that have never been sold on a standalone basis was complex due to the high degree of management judgment in determining the expected margin by product, determining cost-plus methodologies and market benchmarks used to estimate standalone selling prices for each distinct performance obligation.

How We Addressed the Matter in Our Audit

To test the Company’s determination of standalone selling prices for products that have never been sold on a standalone basis, our procedures included, among others, assessing the appropriateness of the methodology applied by management in estimating the standalone selling prices for course services which are not sold separately, testing the mathematical accuracy of management’s calculations and evaluating the reliability of the underlying data and assumptions. In addition, we performed sensitivity analyses over key assumptions to assess the impact of reasonably possible changes in those assumptions on the Company’s net revenues.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2025.

Singapore
April 23, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

51Talk Online Education Group

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of 51Talk Online Education Group (the “Company”) as of December 31, 2024, the related consolidated statements of comprehensive loss, shareholders’ deficit and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor from 2022 to 2025.

New York, New York

April 25, 2025

51TALK ONLINE EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS

As of December 31, 2024 and 2025

(In thousands, except for share and per share data)

		As of December 31,
	Notes	2024	2025
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents	2(g)	27,758	38,869
Time deposits	2(h)	1,430	93
Prepaid expenses and other current assets	4	10,906	21,435
Total current assets		40,094	60,397
Non-current assets:
Property and equipment, net	5	363	1,998
Intangible assets, net	6	80	68
Right-of-use assets	7	2,888	3,211
Deferred tax assets	9(b)	57	77
Other non-current assets		460	341
Total non-current assets		3,848	5,695
Total assets		43,942	66,092

Current liabilities:
Advances from students	2(k)	45,064	76,569
Accrued expenses and other current liabilities	8	6,644	12,464
Lease liabilities	7	1,242	1,764
Taxes payable		1,100	1,226
Amount due to related parties	14	2,853	3,333
Total current liabilities		56,903	95,356

Non-current liabilities:
Lease liabilities	7	1,441	1,177
Deferred tax liabilities	9(b)	—	452
Other non-current liabilities		310	360
Total non-current liabilities		1,751	1,989
Total liabilities		58,654	97,345

Commitments and contingencies	13
Shareholders’ deficit:
Class A ordinary shares (US$0.0001 par value; 247,187,397 and 255,452,577 shares issued as of December 31, 2024 and 2025, respectively; 247,187,397 and 255,452,577 shares outstanding as of December 31, 2024 and 2025, respectively)	10	25	26
Class B ordinary shares (US$0.0001 par value; 103,606,980 and 103,606,980 shares issued as of December 31, 2024 and 2025, respectively; 103,606,980 and 103,606,980 shares outstanding as of December 31, 2024 and 2025, respectively)	10	10	10
Additional paid-in capital		339,249	340,949
Surplus reserves		1	1
Accumulated other comprehensive loss		(685)	(1,939)
Accumulated deficit		(353,600)	(370,404)
Total COE’s shareholders’ deficit		(15,000)	(31,357)
Noncontrolling interests		288	104
Total shareholders’ deficit		(14,712)	(31,253)
Total liabilities and shareholders’ deficit		43,942	66,092

The accompanying notes are an integral part of these consolidated financial statements.

51TALK ONLINE EDUCATION GROUP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the years ended December 31, 2023, 2024 and 2025

(In thousands, except for share and per share data)

		For the years ended December 31,
	Note	2023	2024	2025
		US$	US$	US$
Net revenues		27,111	50,692	95,601
Cost of revenues (including cost of revenues to related parties amounted to US$183, US$272 and US$613 for the years ended December 31,2023, 2024 and 2025, respectively)		(6,322)	(11,164)	(24,944)
Gross profit		20,789	39,528	70,657
Operating expenses:
Sales and marketing expenses		(23,637)	(33,388)	(62,307)
Product development expenses (including product development expenses to related parties amounted to US$882, US$612 and US$2,077 for the years ended December 31,2023, 2024 and 2025, respectively)		(3,088)	(3,571)	(5,476)
General and administrative expenses		(7,727)	(10,615)	(17,303)
Total operating expenses		(34,452)	(47,574)	(85,086)
Loss from operations		(13,663)	(8,046)	(14,429)
Interest income		165	229	358
Other (expenses)/income, net (including other income from related parties amounted to US$142, US$134 and US$101 for the years ended December 31,2023, 2024 and 2025, respectively)		(1,416)	771	(1,545)
Loss before income tax		(14,914)	(7,046)	(15,616)
Income tax expenses	9(a)	(118)	(276)	(1,242)
Net loss		(15,032)	(7,322)	(16,858)
Less: net loss attributable to noncontrolling interests		—	(87)	(54)
Net loss, all attributable to the Company’s ordinary shareholders		(15,032)	(7,235)	(16,804)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	12	341,070,214	347,119,359	355,001,931
Net loss per share attributable to ordinary shareholders-basic and diluted	12	(0.04)	(0.02)	(0.05)
Net loss per ADS attributable to ordinary shareholders-basic and diluted	12	(2.64)	(1.25)	(2.84)

Comprehensive loss:
Net loss		(15,032)	(7,322)	(16,858)
Other comprehensive loss
Foreign currency translation adjustments		(627)	(373)	(1,260)
Total comprehensive loss		(15,659)	(7,695)	(18,118)
Less: comprehensive income/(loss) attributable to noncontrolling interests		2	(14)	(6)
Total comprehensive loss attributable to ordinary shareholders		(15,661)	(7,681)	(18,112)

The accompanying notes are an integral part of these consolidated financial statements.

51TALK ONLINE EDUCATION GROUP

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY/(DEFICIT)

For the years ended December 31, 2023, 2024 and 2025

(In thousands, except for share and per share data)

						Accumulated		Total
				Additional	Statutory	Other		COE’s	Non	Total
		Ordinary Shares		Paid-in	Surplus	Comprehensive	Accumulated	Shareholders’	controlling	Shareholders’
	Notes	Shares	Amount	Capital	reserves	Income/(Loss)	Deficit	Equity/(Deficit)	interest	Equity/(Deficit)
			US$	US$	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2022		337,816,197	33	337,407	—	303	(331,166)	6,577	—	6,577

Capital contributions from its investors		—	—	—	—	—	—	—	147	147
Settlement of RSU by new issuance		5,484,000	1	(1)	—	—	—	—	—	—
Share based compensation		—	—	910	—	—	—	910	—	910
Net loss		—	—	—	—	—	(15,032)	(15,032)	—	(15,032)
Surplus reserves		—	—	—	1	—	(1)	—	—	—
Foreign currency translation adjustment		—	—	—	—	(629)	—	(629)	2	(627)
Out of period adjustment		—	—	—	—	—	(166)	(166)	—	(166)
Balance as of December 31, 2023		343,300,197	34	338,316	1	(326)	(346,365)	(8,340)	149	(8,191)

Capital contributions from its investors		—	—	—	—	—	—	—	240	240
Exercise of share options		807,000	—	—	—	—	—	—	—	—
Settlement of RSU by new issuance		6,687,180	1	(1)	—	—	—	—	—	—
Share based compensation		—	—	934	—	—	—	934	—	934
Net loss		—	—	—	—	—	(7,235)	(7,235)	(87)	(7,322)
Foreign currency translation adjustment		—	—	—	—	(359)	—	(359)	(14)	(373)
Balance as of December 31, 2024		350,794,377	35	339,249	1	(685)	(353,600)	(15,000)	288	(14,712)

Transaction with noncontrolling interests		—	—	152	—	—	—	152	(124)	28
Exercise of share options		2,615,760	—	218	—	—	—	218	—	218
Settlement of RSU by new issuance		5,649,420	1	(1)	—	—	—	—	—	—
Share based compensation		—	—	1,331	—	—	—	1,331	—	1,331
Net loss		—	—	—	—	—	(16,804)	(16,804)	(54)	(16,858)
Foreign currency translation adjustment		—	—	—	—	(1,254)	—	(1,254)	(6)	(1,260)
Balance as of December 31, 2025		359,059,557	36	340,949	1	(1,939)	(370,404)	(31,357)	104	(31,253)

The accompanying notes are an integral part of these consolidated financial statements.

51TALK ONLINE EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2023, 2024 and 2025

(In thousands, except for share and per share data)

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Cash flows from operating activities:
Net loss	(15,032)	(7,322)	(16,858)
Adjustments to reconcile net loss to net cash provided by operating activities:
Share-based compensation expense	910	934	1,331
Depreciation and amortization	99	137	434
Deferred tax (benefits)/expenses	(156)	15	427
Impairment loss	—	—	150
Credit loss	173	—	551
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(3,822)	(5,007)	(11,250)
Right-of-use assets	46	(2,165)	1,057
Other non-current assets	(32)	(67)	119
Advances from students	12,047	17,850	30,041
Accrued expenses and other current liabilities	1,868	589	6,366
Lease liabilities	(103)	2,052	(1,159)
Taxes payable	873	40	125
Amount due to related parties	3,688	(1,224)	480
Net cash provided by operating activities	559	5,832	11,814

Cash flows from investing activities :
Purchases of property and equipment	(287)	(308)	(2,294)
Placement of time deposits	(2,094)	(2,231)	(3,186)
Withdrawal of time deposits	4,830	3,007	4,528
Net cash provided by/(used in) investing activities	2,449	468	(952)

Cash flows from financing activities:
Proceeds from exercise of stock options	—	—	218
Capital injection from noncontrolling interests	—	240	—
Net cash provided by financing activities	—	240	218

Effect of exchange rate changes on cash and cash equivalents	104	(80)	31
Net increase in cash and cash equivalents	3,112	6,460	11,111
Cash and cash equivalents at the beginning of the year	18,186	21,298	27,758
Cash and cash equivalents at the end of the year	21,298	27,758	38,869

Supplemental disclosure of cash flow information
Cash paid for income taxes	42	206	95
Non-cash supplemental investing activities
Right-of-use assets obtained in exchange for operating lease liabilities	441	3,221	2,935

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

As of December 31, 2025, the Company’s major subsidiaries are as follows:

			Percentage of
	Place of	Date of	Direct or Indirect
	Incorporation/	Incorporation/	Economic
Company	Establishment	Establishment	Ownership
Subsidiaries
51Talk English International Limited	Hong Kong	October 7, 2014	100%
China Online Innovations Inc.*	Philippines	October 9, 2014	99.999995%
On Demand English Innovations Inc.*	Philippines	January 14, 2016	99.999%
Helloworld Online Education Group	Cayman	July 13, 2018	100%
Helloworld Online Education PTE.LTD	Singapore	December 17, 2021	100%
51Talk Training SDN.BHD	Malaysia	April 5, 2022	100%
Helloworld Online Education Group (HK) Limited	Hong Kong	August 10, 2018	100%
Beijing Helloworld Online Technology Co., Ltd.	PRC	September 3, 2018	100%
Nanjing Helloworld Online Information Technology Co., Ltd	PRC	September 20, 2022	100%
Helloworld Education Online (Thailand) Co., Ltd.	Thailand	November 29, 2022	49%
Darb Al-Najah Training Company	Saudi Arabia	March 13, 2023	100%
HelloWorld Online Education Jordan LLC	Jordan	July 30, 2023	100%
HAWO EDUCATION INVESTMENT-FZCO	United Arab Emirates	January 26, 2024	100%
Hawo Online Training L.L.C-FZ	United Arab Emirates	February 27, 2024	100%
Helloworld Online Education Vietnam Company Limited	Vietnam	July 31, 2025	100%
*

The Company directly holds the 99.999995% and 99.999% shares of China Online Innovations Inc. and On Demand English Innovations Inc. respectively. There is no substantive noncontrolling interests for China Online Innovations Inc. and On Demand English Innovations Inc. as of December 31, 2024 and 2025. The non-controlling shareholders are nominee shareholders mainly consisting of local residents to comply with local regulations of the Philippines.

1	Operations and Reorganization (Continued)

aHistory of the Group and Basis of Presentation for the Reorganization

In November 2012, the Founding Shareholders incorporated the Company under the Laws of the Cayman Islands to be an offshore holding company for the Group.

To further optimize the organizational structure of the Group, in October 2014, 51Talk English International Limited (the “COE HK Co”) was incorporated with limited liability in Hong Kong. China Online Innovations Inc. (the “Philippines Co II”), which was incorporated by the Company with limited liability in the Philippines to provide teaching service for the Group in accordance with the Group’s instructions. The Company owns 99.999993% of the equity interest of Philippines Co II. In order to comply with local laws, there are seven individual shareholders holding an aggregate of 0.000007% of the equity interest of Philippines Co II. From 2024, the Company’s ownership interest of Philippines Co II increase to 99.999995%. Five individual shareholders hold an aggregate of 0.000005% of the equity interest of Philippines Co II. A series of contractual arrangements was entered into among the Company, Philippines Co II and some of these individual shareholders. Under these contractual arrangements, the Company has an exclusive option to purchase all of the equity interests in Philippines Co II held by these individuals and to exercise their rights as shareholders of Philippines Co II. Furthermore, the Group began to enter into employment agreements with office-based tutors and other full-time employees in the Philippines through Philippines Co II.

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

In September 2018, a series of contractual agreements were entered into among HAWO Online, Dasheng HAWO and shareholders of Dasheng HAWO. As a result of the agreements, HAWO Online has the ability to direct substantially all the activities of Dasheng HAWO, and absorb substantially all of the risks and rewards of the Dasheng HAWO. HAWO Online became the primary beneficiary of Dasheng HAWO and consolidates the financial results of Dasheng HAWO.

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

In July 2023, HelloWorld Online Education Jordan LLC (“Helloworld Jordan”) was incorporated as a wholly owned subsidiary of Helloworld Singapore to operate the international business in Jordan.

In 2024, HAWO EDUCATION INVESTMENT-FZCO (“UAE INVESTMENT”) and Hawo Online Training L.L.C-FZ (“UAE Training”) were incorporated as subsidiaries of Helloworld Singapore to invest and operate the international business in Middle East region.

In 2025, Helloworld Online Education Vietnam Company Limited was incorporated as a subsidiary of Helloworld Singapore to operate the international business in Vietnam.

bLiquidity

The Group incurred net losses of US$15,032, US$7,322 and US$16,858 for the years ended December 31, 2023, 2024 and 2025, respectively. Accumulated deficits were US$353,600 and US$370,404 as of December 31, 2024 and 2025, respectively. The net current liabilities were US$16,809 and US$34,959 as of December 31, 2024 and 2025, respectively. The Company assesses its liquidity by its ability to generate cash from operating activities to fund its operations, attract investors and borrow funds on favorable economic terms.

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

bPrinciples of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries.

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

2Significant Accounting Policies (Continued)

All transactions and balances among the Company and its consolidated subsidiaries have been eliminated upon consolidation.

c	Noncontrolling interests

For the Company’s non-wholly owned subsidiaries, a noncontrolling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Company. Net comprehensive income/(loss) attributable to noncontrolling interests is included in net comprehensive income/(loss) attributable to noncontrolling interests in the consolidated comprehensive income/(loss) statements, while it is excluded from the consolidated statements of changes in shareholders’ deficit. The cumulative results of operations attributable to noncontrolling interests are also recorded as noncontrolling interests on the Company’s consolidated balance sheets.

dUse of estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to, determination of standalone selling prices of performance obligations that have never been separately sold, refund liability, the valuation allowance of deferred tax assets and the valuation of share-based compensation.

e	Functional currency and foreign currency translation

The Company’s reporting currency is United States dollars (“US$” or “USD”). The functional currency of the Company and its international subsidiaries incorporated in the Cayman Islands, Hong Kong and Singapore is USD, the functional currency of the Philippines entities is Peso (“PHP”), the functional currency of the Thailand entity is Thai Baht (“THB”), the functional currency of the Malaysia entity is Ringgit (“MYR”), the functional currency of the Saudi Arabia entity is Saudi Riyal (“SAR”), the functional currency of the United Arab Emirates entities is UAE Dirham (“AED”), the functional currency of the PRC entities is Renminbi (“RMB”), the functional currency of the Jordan entity is Jordanian Dinar (“JOD”) and the functional currency of the Vietnam entity is Vietnamese Dong (“VND”).

In the consolidated financial statements, the financial information of the Company’s entities located in the PRC, Philippines, Malaysia, Thailand, United Arab Emirates Jordan, Vietnam and Saudi Arabia has been translated into USD. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the reporting period. Translation adjustments are reported as foreign currency translation adjustments, and are shown as a component of other comprehensive income/(loss) in the consolidated statements of comprehensive income/(loss).

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in other (expenses)/income, net. For the year ended December 31, 2025, the Group recognized US$1,430 foreign exchange transaction losses in other (expenses)/income, net.

2	Significant Accounting Policies (Continued)
f	Fair value measurements

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

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.
●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.
●	Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Group’s financial instruments include cash and cash equivalents, time deposits, other current assets, accrued expenses and amounts due to related parties. The carrying amounts of the short-term financial instruments approximate their fair value due to their relatively short maturity.

gCash and cash equivalents

The Group considers all highly liquid investments, which are unrestricted as to withdrawal or use, with original maturities less than three months as cash and cash equivalents.

hTime deposits

Time deposits in the current assets represent demand deposits placed with banks with original maturities of less than one year. Interest earned is recorded as interest income in the consolidated statements of comprehensive loss during the periods.

i	Expected credit losses

The Group’s other receivables included in Prepaid expenses and other current assets and Other non-current assets are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of other receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the life-time expected credit losses. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on the Group’s specific facts and circumstances.

For the years ended December 31, 2023, 2024 and 2025, the Group recognized US$173, nil and US$551 credit losses of prepaid expenses and other current assets.

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

No impairment of long-lived asset was recognized for the years ended December 31, 2023, 2024 and 2025.

k	Revenue recognition

Revenues of the Group are mainly generated from providing online English language education services to international students. There are two types of online English language education services, including one-on-one private course service and public course service. The Company determined that private course service and public course service are two separate performance obligations within a single contract with customers, as these two deliverables are distinct in that customers can benefit from each service on its own and the Company’s promises to deliver the services are separately identifiable from each other in the contract.

Students purchase the services by subscribing to prepaid credit packages directly from the Group. Tuition is generally paid in advance and is initially recorded as advances from students. Because the validity period of prepaid credit packages is typically from 5 months to 18 months, payment by customers could occur significantly before performance. However, the timing of the transfer of related services is at the discretion of the customers. Therefore, the Group does not recognize any financing component in the determination of revenue from the sale of prepaid credit packages. The Group determines the transaction price to be earned by estimating the refund liability based on historical refund ratio, and allocates the service fee excluding the estimate for refund liability to each performance obligation using the relative stand-alone selling price. The Group determines the stand-alone selling prices for products that have never been sold on a standalone basis using an expected cost plus margin methodology for private courses and the adjusted market assessment methodology for public courses. Revenue from both the private course service and public course service are recognized proportionately as the online classes are delivered, as the Group concluded that the delivery of each online class represents a faithful depiction of when the services are provided to the students.

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

The Group allows refund of fees corresponding to any remaining undelivered services when customers withdraw contracts with the Group within a certain period after the purchase. Refunds are estimated at the point of contractual arrangement and adjusted against revenues as earned.

The following table presents the Group’s revenues disaggregated by location of students:

	For the years ended,
	December 31, 2023	December 31, 2024	December 31, 2025
	US$	US$	US$
	Total	Total	Total
Revenues from Asia-Pacific region(1)	25,228	33,256	39,155
Revenues from other areas, primarily arising from EMEA region(2)	1,883	17,436	56,446
Total revenues	27,111	50,692	95,601

(1)Asia-Pacific represents our operational jurisdictions primarily within the East and Southeast Asian regions.

(2)EMEA represents Europe, Middle East and Africa.

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

As of December 31, 2024 and 2025, the balance of capitalized costs of obtaining contracts with customers was US$4,091 and US$6,838, respectively. For the years ended December 31, 2023, 2024 and 2025, the Group recognized amortization of US$2,710, US$4,486 and US$9,087, respectively as “Sales and marketing expenses” in its consolidated statements of comprehensive loss.

The Group recognizes an impairment loss in profit or loss to the extent that the carrying amount of a contract cost asset exceeds: a. the amount of consideration that the Group has received but not yet recognized as revenue, less b. the costs that relate directly to providing those goods or services and that have not been recognized as expenses. The recoverability of contract cost assets depends on whether the Group can continue to provide lessons delivered by international tutors, the refund level subsequent to December 31, 2025 and whether any related considerations would be forfeited. The Group offers refunds of course fees subject to timing and other conditions in accordance with the Group’s refund policies. The number of refund requests that the Group receives and the amount of refunds could be affected by a number of factors, many of which are beyond the Group’s control. For the years ended December 31, 2023, 2024 and 2025, the Group recognized nil, nil and US$89 impairment loss of the capitalized costs of obtaining contracts with customers.

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

	As of December 31,
	2023	2024	2025
	US$	US$	US$
Contract liability	26,917	44,465	75,488
Refund liability	284	533	1,036
Deposits from students	13	66	45
Advances from students	27,214	45,064	76,569

The additions to the contract liability balance were primarily due to cash collections received in advance of satisfying the performance obligations, while the reductions to the contract liability balance were primarily due to the recognition of revenues upon fulfillment of performance obligations, as well as refund of fees corresponding to any remaining undelivered services when customers withdraw contracts with the Group within certain period after the purchase, all of which were in the ordinary course of business. US$34,516 of revenues recognized in year ended December 31, 2025 was included in the contract liability balance as of January 1, 2025. No revenue was recognized in the year ended December 31, 2025 from performance obligations satisfied (or partially satisfied) in previous periods.

As of December 31, 2025, the aggregate amount of transaction price allocated to unsatisfied performance obligations is US$75,488. These revenues will be recognized at the discretion of customers. The Group expects to recognize substantially all of this balance as revenue within the operating cycle, and the remainder thereafter.

l	Cost of revenues

Cost of revenues primarily includes service expenses involved in the delivery of paid courses and payment processing fees paid to payment channels for processing the payments from students, as these components are directly incurred to fulfill the performance obligations. These costs are expensed as incurred except for payment processing fees associated with advances from students, which are recognized in the period in which the related revenues are recognized. Payment processing fees are recognized on the basis consistent with the pattern of the transfer of services. The Group recognized payment processing fee as amortization of US$5,275 in cost of revenues, and US$61 of impairment loss for the year ended December 31, 2025. Cost of revenues also consists of compensation to personnel providing support for our services. The indirect cost of server, bandwidth is expensed as incurred.

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

Sales and marketing expenses consist primarily of marketing and promotional expenses, salaries and benefits expenses related to the Group’s sales and marketing personnel and office rental, depreciation and other expenses related to the Group’s sales and marketing team. The Group capitalizes incremental cost to obtain contracts with customers, mainly including sales commissions paid by the Group. Amortization of related contract cost assets is recognized as sales and marketing expenses. Advertising expenses consist primarily of costs for the promotion of corporate image and product marketing. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended December 31, 2023, 2024 and 2025, the advertising expenses were US$8,670, US$10,179 and US$21,293, respectively.

o	Operating leases

The Group has operating leases primarily for office space. The determination of whether an arrangement is a lease or contains a lease is made at inception by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all of the economic benefits from and has the ability to direct the use of the asset. Operating lease liabilities are recognized based on the present value of the remaining lease payments, discounted using the discount rate for the lease at the commencement date. As the rate implicit in the lease is not readily determinable for the Group’s operating leases, the Group generally uses an incremental borrowing rate based on information available at the commencement date to determine the present value of future lease payments. Operating right of use assets are generally recognized based on the amount of the initial measurement of the lease liability. The Group’s leases have remaining lease terms of up to 3 years. Lease expense is recognized on a straight-line basis over the lease term. Operating leases are included in operating lease right of use assets, short-term lease liabilities and long-term liabilities on the Group’s consolidated balance sheets.

When a lease is terminated in its entirety, there should be no remaining lease liability or right-of-use asset. Any difference between the carrying amounts of the right-of-use asset and the lease liability should be recorded in consolidated statements of comprehensive loss as a gain or loss; if a termination penalty is paid, that amount should be included in the gain or loss on termination. The Group elected the short-term lease exemption for all contracts with lease terms of 12 months or less. Rental expenses incurred were US$898, US$1,306 and US$1,959 for the years ended December 31, 2023, 2024 and 2025, respectively.

p	Share-based compensation

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

2	Significant Accounting Policies (Continued)

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

q	Employee benefits

PRC Contribution Plan

Full-time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC consolidated subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefit expenses, which were expensed as incurred, were approximately US$1,492, US$1,743 and US$2,202 for the years ended December 31, 2023, 2024 and 2025, respectively.

Philippine Contribution Plan and Employee Benefit Plan

The Company’s subsidiaries in the Philippines participate in government mandated, multiemployer, defined contribution plans, including Social Security System (“SSS Benefits”), Home Development Mutual Fund (“Pag-IBIG Fund”) and Philippine Health Insurance Corporation (“Phil-Health”). Pursuant to these plans certain retirement, medical and housing benefits are provided to full-time employees. Obligations for contributions to these defined contribution plans are recognized as expenses in the consolidated statements of comprehensive loss as incurred. The total amounts for such employee benefits were US$90, US$115 and US$116 for the years ended December 31, 2023, 2024 and 2025, respectively.

Philippines also participate in a defined benefits plan, which was unfunded as of December 31, 2025. The liability recognized in the consolidated balance sheets in respect of defined benefit plan is the present value of the defined benefit obligation at the end of the reporting period. Changes in the present value of the defined benefit obligation are included in the consolidated statements of comprehensive loss. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The total liabilities for such employee benefits were US$310 and US$360 as of December 31, 2024 and 2025, respectively.

2	Significant Accounting Policies (Continued)

Other Regions and Countries Contribution Plan

The Group participates in various defined contribution plans which are available to the full-time employees of other regions and countries, in compliance with local labor laws. Obligations for contributions to these defined contribution plans are recognized as expenses in the consolidated statements of comprehensive loss as incurred. The total amounts for such employee benefits were US$275, US$477 and US$340 for the years ended December 31, 2023, 2024 and 2025, respectively.

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

t	Income/(loss) per share

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

u	Comprehensive income/(loss)

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

v	Segment reporting

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s CEO, who is the chief operating decision maker in deciding how to allocate resources and assess performance. The Company operates and manages its business as a single reportable segment.

The Group’s internal organizational structure as well as information about geographical areas and business segments is more fully described in Note 16.

w	Statutory reserves

In accordance with China’s Company Laws, the consolidated subsidiaries in PRC must make appropriations from their after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”)) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

Pursuant to the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiary that is a foreign investment enterprise in China have to make appropriations from its after-tax profit (as determined under PRC GAAP) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective companies’ discretion. As of December 31, 2024, no appropriations to enterprise expansion fund and staff welfare and bonus fund have been made by the Group. As of December 31, 2025, the Group has made US$1 statutory surplus reserves.

2	Significant Accounting Policies (Continued)

xRecently issued accounting pronouncements

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures,” which requires disclosure of additional information about specific expense categories underlying certain income statement expense line items. The standard will be effective for public companies for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Group is currently evaluating the impact of adopting the standard.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (“Topic 326”). This ASU provides a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses. For public business entities, ASU 2025-05 will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The guidance will be applied on a prospective basis. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Group is currently evaluating the impact of adopting the standard.

yRecently adopted accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures,” which requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. The standard will be effective for public companies for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group does not expect the adoption of this guidance to have a material impact on the consolidated financial statements. The Group adopted the new standard on January 1, 2025 on a prospective basis. Refer to Note 9 – Taxation.

3	Risks and Concentration
a	Credit risk

Financial instruments that potentially subject the Group to concentration of credit risk consist primarily of cash and cash equivalents, time deposits and deposit in third-party payment channel. The Group limits its exposure to credit loss by depositing its cash and cash equivalents and time deposits with financial institutions in the PRC, Hong Kong, Philippines, Singapore, Malaysia, Thailand, Saudi Arabia and United Arab Emirates, which are among the largest and most reputable banks with high ratings from internationally-recognized rating agencies, which management believes are of high credit quality. The Group cooperates with large and reputable third-party payment channels for collection and payment services. The Group periodically reviews these institutions’ reputations, track records and reported reserves.

As of December 31, 2024 and 2025, the Group had US$12,322 and US$6,484 in cash and cash equivalents, US$89 and US$93 in time deposits with large banks in Singapore, respectively. Singapore has the official Singapore Deposit Insurance Corporation (SDIC) to protect the deposits in the licensed banks, up to a limit of SGD100. In addition, the Group believes that the risk of failure of the Singapore bank is remote.

As of December 31, 2024 and 2025, the Group had US$4,972 and US$8,267 in cash and cash equivalents with large banks in Hong Kong, respectively. Hong Kong has an official Deposit Protection Scheme (DPS), similar to the Federal Deposit Insurance Corporation (FDIC) in the United States. Deposits in the licensed banks are protected by DPS, up to a limit of HK$800. In addition, the Group believes that the risk of failure of the Hong Kong bank is remote.

b	Major customers and Vendors

There were no customers whose revenues individually represent greater than 10% of the total revenues of the Group for the years ended December 31, 2023, 2024 and 2025.

There were no vendors that individually represent greater than 10% of the total cost of revenues of the Group for the years ended December 31, 2023, 2024 and 2025.

3	Risks and Concentration (Continued)
c	Concentration of foreign currency risks

The Company’s reporting currency is USD. As a result of the Group’s multinational sales and operations, the Group’s cash and cash equivalents and time deposits are dominated in the respective functional currencies. As of December 31, 2025, the Group’s cash and cash equivalents and time deposits denominated in SAR were SAR54,062, accounting for approximately 36.9% of the Group’s total cash and cash equivalents and time deposits.

d	Foreign currency exchange rate risks

From 2022, most of the Group’s revenues generated from the international business and denominated in USD. However, as the request of service fee payments to all of the Philippine tutors, a significant portion of the costs are incurred in Philippine Pesos. The Philippines continues to experience inflation, currency declines and shortages of foreign exchange. The Group also has a portion of operating expenses denominated in RMB. The value of RMB against the U.S. dollar may fluctuate significantly and unpredictably. The fluctuations of the RMB against the US$ were approximately 1.7% depreciation, 1.5% depreciation and 2.2% appreciation in 2023, 2024 and 2025, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future. The Group is exposed to the risk of cost increases due to inflation in the Philippines and the appreciation of RMB. The Group does not currently engage in any transactions as a hedge against risk of loss due to foreign currency fluctuations.

4	Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2024	2025
	US$	US$
Costs to obtain contracts with customers	4,091	6,838
Cost to collect tuition fee from third-party payment channel	1,787	4,643
Deposit in third-party payment channel	1,736	3,553
Prepaid advertising expenses	573	2,157
Prepaid rental and other deposits	602	1,107
Due from the distributor	706	1,115
Prepaid professional service fees	65	263
Prepaid taxes	172	249
Prepaid Directors & Officers insurance	83	132
Others	1,091	1,378
Total	10,906	21,435

5	Property and equipment, net

Property and equipment consist of the following:

	As of December 31,
	2024	2025
	US$	US$
Computers and equipment	1,518	2,232
Leasehold improvement	65	1,333
Furniture and fixtures	119	194
Total	1,702	3,759
Less: Accumulated depreciation and amortization	(1,339)	(1,761)
Property and equipment, net	363	1,998

For the years ended December 31, 2023, 2024 and 2025, depreciation and amortization expenses were US$86, US$125 and US$422, respectively.

6	Intangible assets, net

The following table summarizes the Group’s intangible assets, net:

	As of December 31,
	2024	2025
	US$	US$
Copyright for teaching materials	120	120
Computer software	5	5
Total	125	125
Less: Accumulated amortization	(45)	(57)
Intangible assets, net	80	68

For the years ended December 31, 2023, 2024 and 2025, amortization expenses amounted to US$13, US$12 and US$12, respectively. The Group recognized no impairment on intangible assets for the years ended December 31, 2023, 2024 and 2025.

As of December 31, 2025, amortization expense of intangible assets for future years is expected to be as follows:

Amortization
Expense
US$
2026	12
2027	12
2028	12
2029	12
2030 and thereafter	20
Total	68

7	Operating Leases

Leases are classified as operating leases or finance leases in accordance with ASC 842. The Group has operating leases for office space that the Group utilizes under lease arrangements. For leases with terms greater than 12 months, the Group records the related assets and lease liability at the present value of lease payments over the terms. Certain leases include rental escalation clauses, renewal options and/or termination options, which are factored into the Group’s determination of lease payments when appropriate.

The components of lease expenses for the years ended December 31, 2023, 2024 and 2025 were as follows:

	For the year ended December 31,
	2023	2024	2025
	US$	US$	US$
Operating lease cost	637	1,239	1,633
Lease cost for leases with terms less than one year	261	67	326
Total lease cost	898	1,306	1,959

For the year ended December 31, 2023, 2024 and 2025, there was no variable lease cost and sublease income recognized in the consolidated financial statements of the Group.

7Operating Leases (Continued)

Maturities of lease liabilities were as follows:

As of December 31,
2025
US$
2026	1,686
2027	984
2028	383
2029	—
2030 and thereafter	—
Total undiscounted lease payments	3,053
Less: imputed interest	(112)
Total lease liabilities	2,941

The following table provides a summary of the Group’s lease terms and discount rates as of December 31, 2024 and 2025:

	As of December 31,	As of December 31,
	2024	2025
Weighted average remaining lease term(years)	2.44	2.75

Weighted average discount rate(percentage)	3.60%	3.60%

Supplemental information related to the Group’s operating leases for the years ended December 31, 2023, 2024 and 2025 are as follows:

	For the years ended December 31,
	2023	2024	2025
Cash paid for operating leases	865	1,341	1,305
Right-of-use assets obtained in exchange for operating lease liabilities	441	3,221	2,935

8	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2024	2025
	US$	US$
Accrued advertising and other expenses	1,792	5,208
Salaries, welfare and outsourcing fee payable	3,812	4,845
Accrued professional service fees	295	1,220
Accrued rental and property management fees	290	299
Accrued staff reimbursements	44	388
Others	411	504
Total	6,644	12,464

9	Taxation

aIncome taxes

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

9	Taxation (Continued)

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

Singapore

The Company’s subsidiary, HelloWorld Online Education PTE.LTD, is established in Singapore and is subject to corporate income tax on its taxable income as determined under Singapore tax laws at a statutory tax rate of 17%.

Malaysia

The Company’s subsidiary, 51Talk Training SDN.BHD, is established in Malaysia and its income is subject to Malaysia tax laws. Under the prevailing Malaysian tax law (Income Tax Act 1967 and Budget 2024 provisions), the taxable income generated should be subjected to 15% for the first MYR150 thousand taxable income, 17% for taxable income between MYR150 thousand to MYR600 thousand, and 24% thereafter, while it qualifies as a resident small or medium-sized enterprise (SME). Non-SME resident companies are subject to a uniform 24% corporate income tax rate. The subsidiary was a SME for the year ended December 31, 2023 and became a non-SME for the years ended December 31, 2024 and 2025.

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

Philippines

Entities incorporated in Philippines are subject to enterprise income tax in the Philippines at a rate of 25% for Philippines Co II, and 20% for Philippines Co III. As of December 31, 2024 and 2025, the Company’s subsidiaries in Philippines had an accumulated profit.

Payments of dividends by Philippines Co II and Philippines Co III are subject to withholding tax in the Philippines at the rate of 25%. As of December 31, 2023, 2024 and 2025, the Group did not record any withholding tax on the retained earnings of its subsidiaries in the Philippines on the basis of its current intent to permanently reinvest the undistributed earnings.

In addition to corporate income tax, Philippines Co II and Philippines Co III are also subjected to 12% of Value Added Tax on all income generated within the Philippines.

Vietnam

The Company’s subsidiary, Helloworld Online Education Vietnam Company Limited, is established in Vietnam and its income is subject to Vietnam tax laws. The income tax rate is 20% on taxable profits.

9	Taxation (Continued)

Jordan

The Company’s subsidiary, Helloworld Jordan, is established in Jordan and its income is subject to Jordan tax laws. The income tax rate is 20% on taxable profits.

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

The following table sets forth the component of income tax expenses of the Group for the years ended December 31, 2023, 2024 and 2025:

	For the year ended December 31, 2025
	International	Singapore
	entities	entity	Total
	US$	US$	US$
Loss before income tax expenses	(5,561)	(10,055)	(15,616)
Current income tax expenses	759	56	815
Deferred income tax expenses	427	—	427
Income tax expenses	1,186	56	1,242

	For the years ended December 31,
	2023			2024
	International	PRC		International	PRC
	entities	entities	Total	entities	entities	Total
	US$	US$	US$	US$	US$	US$
Loss before income tax expenses	(16,367)	1,453	(14,914)	(8,821)	1,775	(7,046)
Current income tax expenses	281	—	281	149	112	261
Deferred income tax (benefits)/expenses	(163)	—	(163)	15	—	15
Income tax expenses	118	—	118	164	112	276

9Taxation (Continued)

Reconciliation of the differences between statutory tax rate and the effective tax rate:

Reconciliation of the differences between the Singapore statutory tax rate of 17% and the Group’s effective tax rate after the adoption of ASU 2023-09 is as follows:

	For the year ended December 31, 2025
	Amount	Percentage
Statutory tax	(2,655)	17.0%
Foreign Tax Effects
Mainland China	501	(3.2)%
Hong Kong	252	(1.6)%
Thailand	41	(0.3)%
Saudi Arabia	(14)	0.1%
Other foreign jurisdictions	1,349	(8.6)%
Effect of changes in tax laws or rates enacted in the current year	—	—%
Effect of cross-border tax laws	—	—%
Changes in valuation allowance	1,712	(11.0)%
Nontaxable or nondeductible items
Non-taxable income	—	—%
Non-deductible expenses	—	—%
Other adjustments
Withholding tax	56	(0.4)%
Effective Tax Rate	1,242	(8.0)%

Reconciliation of the differences between the PRC statutory tax rate of 25% and the Group’s effective tax rate for years prior to the adoption of ASU 2023-09 is as follows:

	For the years ended December 31,
	2023	2024
PRC statutory tax rate	25%	25%
Effect on tax rates in different tax jurisdiction	(10.97)%	(12.49)%
Effect on tax holiday	(0.00)%	0.00%
Impact of preferential tax rates	0.16%	0.01%
Changes in valuation allowance	(12.39)%	(12.29)%
Permanent book-tax differences—non-deductible expenses	(1.91)%	(1.53)%
Tax effect of withholding tax	—%	(2.62)%
Prior true - ups adjustment	0.55%	—%
Change in unrecognized tax benefits	(1.23)%	—%
Effective tax rate	(0.79)%	(3.92)%

9Taxation (Continued)

b	Deferred Tax Assets and Liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. Significant components of the Group’s deferred tax assets are as follows:

	As of December 31,
	2024	2025
	US$	US$
Deferred tax assets
Tax loss carryforwards	6,440	8,381
lease liabilities	633	660
Defined benefits liabilities	21	35
Accruals and other liabilities	26	13
Share-based compensation	(4)	(4)
Unrealized foreign exchange loss	20	18
Less: Valuation allowance	(5,377)	(7,428)
Total deferred tax assets, net	1,759	1,675

Deferred tax liabilities
Contract costs related assets	(1,029)	(1,338)
Right-of-use assets	(673)	(712)
Total deferred tax liabilities	(1,702)	(2,050)
Net deferred tax assets (liabilities)	57	(375)

US$1,258, nil, US$61, nil and US$45,868 of the tax loss carryforwards will expire in the years ended December 31, 2026, 2027, 2028, 2029 and 2030 and thereafter, respectively.

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

Movement of Valuation Allowance

The following table shows the movement of valuation allowance for the periods presented:

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Balance at beginning of the year	(4,361)	(4,559)	(5,377)
Provision	(2,387)	(1,838)	(2,272)
Current period reversal	628	1,020	216
Foreign exchange effect	—	—	5
Prior true- ups adjustment	1,561	—	—
Balance at end of the year	(4,559)	(5,377)	(7,428)

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

9Taxation (Continued)

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

As of December 31, 2025, the Company did not have material uncertain tax positions or related interest and penalties.

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits:

	For the years ended December 31,
	2024	2025
	US$	US$
Unrecognized tax benefits at beginning of the year	285	—
Gross increases—tax position in prior period	—	—
Gross increases—tax position in current period	—	—
Gross decreases—tax position in prior period	(137)	—
Settlement	(148)	—
Unrecognized tax benefits at end of the year	—	—

Tax returns of the Company’s major subsidiaries in the PRC, Hong Kong, Singapore, Malaysia, Thailand, Saudi Arabia, United Arab Emirates, Philippines and Vietnam remain subject to examination by relevant tax authorities for five years, six years, five years, five years, ten years, five years, five years, three years and five years, respectively, from the end of each financial year end of the assessment year. Tax returns of the Company’s major subsidiary in Jordan remain subject to examination by the tax authorities for four years from the date of filing the return.

10	Ordinary shares

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

As of December 31, 2023, 2024 and 2025, 1,500,000,000 ordinary shares have been authorized, including (i) 1,000,000,000 Class A ordinary shares of a par value of US$0.0001 each, (ii) 350,000,000 Class B ordinary shares of a par value of US$0.0001 each and (iii) 150,000,000 shares of a par value of US$0.0001 each of such class or classes however designated by the Board of Directors.

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

10	Ordinary shares (Continued)

As of December 31, 2025, 359,059,557 ordinary shares have been issued, of which 255,452,577 were Class A ordinary shares and 103,606,980 were Class B ordinary shares. 359,059,557 ordinary shares are outstanding, of which 255,452,577 were Class A ordinary shares and 103,606,980 were Class B ordinary shares. The movement of Class A ordinary shares for the year ended December 31, 2025 includes settlement of RSU by new issuance of 5,649,420 shares and exercise of 2,615,760 share options. The Class B ordinary shares hadn’t changed for the year ended December 31, 2025.

11	Share-based Compensation

The Company adopted 2013 Employee Stock Option Plan (the “2013 Plan”), 2014 Employee Stock Option Plan (the “2014 Plan”, collectively the “Pre-IPO Plans”). In May 2016, the Company adopted the 2016 Share Incentive Plan (“2016 Plan”). The Pre-IPO Plans and 2016 Plan allow the plan administrator to grant stock options, share appreciation rights, dividend equivalent right, restricted share units and restricted shares to employees, directors and consultants of the Company and its affiliates, up to a maximum of 36,229,922 and 4,600,000 Class A ordinary shares, respectively, plus (i) an annual increase, on the first day of each fiscal year from 2017 through 2026, equal to 1.5% of the total outstanding share capital of the Company as of December 31 of the immediately preceding calendar year, and (ii) an annual increase, on the first day of each fiscal year beginning in 2027, equal to 1.2% of the total outstanding share capital of the Company as of December 31 of the immediately preceding calendar year, or, in each case, such lesser number of Class A ordinary shares as may be determined by our board of directors, during the term of the Amended and Restated 2016 Plan. If an award under the Pre-IPO Plans terminates, expires or lapses, or is cancelled for any reason, ordinary shares subject to the award become available for the grant of a new award under the 2016 Plan. As of December 31, 2025, after consideration of adjustments for the annual increase and other changes, a total of 53,645,627 Class A ordinary shares are available under the plans.

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

For the years ended December 31, 2023, 2024 and 2025, total share-based compensation expenses recognized were US$910, US$934 and US$1,331, respectively. As of December 31, 2025, the unrecognized compensation cost was US$2,590. These amounts are expected to be recognized over a weighted average period of 2.14 years.

11	Share-based Compensation (Continued)

Share-based compensation expenses were allocated to operating expenses as follows:

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Sales and marketing expenses	(149)	(117)	(322)
Product development expenses	(179)	(118)	(53)
General and administrative expenses	(582)	(699)	(956)
Total	(910)	(934)	(1,331)

Stock options

The Group uses the Binomial option pricing model to estimate the fair value of stock options. The assumptions used to value the Company’s option grants were as follows:

For the years ended December 31,
	2023	2024	2025
Stock options:
Contractual term (in years)	—	10.01-10.01	—
Expected volatility	—	47.3%-60.2%	—
Exercise multiple	—	2.2-2.8	—
Expected dividend yield	—	—	—
Risk-free interest rate (per annum)	—	1.5%-2.6%	—
Expected forfeiture rate (post-vesting)	—	—	—

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

The following table sets forth the summary of option activities under the Company’s 2013 Plan and 2014 Plan:

			Weighted
		Weighted	Average
		Average	Remaining		Weighted Average
	Options	Exercise	Contractual	Aggregate Intrinsic	Grant Date Fair
	Outstanding	Price	Life	Value	Value
		US$	(In years)	US$	US$
December 31, 2023	9,202,075	0.1080	2.45	238	0.3858
Granted	561,600	0.0167	—	—	0.0532
Exercised	(807,000)	0.1455	—	—	0.5697
Expired	—	—	—	—	—
Forfeited or cancelled	(39,500)	0.2552	—	—	0.3462
December 31, 2024	8,917,175	0.0982	1.73	2,171	0.3484
Granted	—	—	—	—	—
Exercised	(2,615,760)	0.0836	—	—	0.3936
Expired	—	—	—	—	—
Forfeited or cancelled	(299,260)	0.0652	—	—	0.4161
December 31, 2025	6,002,155	0.1062	0.55	1,413	0.3253
Vested and expected to vest as of December 31, 2025	6,002,155	0.1438	0.55	1,188	0.3796
Exercisable as of December 31, 2025	6,002,095	0.1438	0.55	1,188	0.3796

The aggregate intrinsic value is calculated as the difference between the estimated fair value of the underlying stock at each reporting date and the exercise price of the underlying awards.

11Share-based Compensation (Continued)

RSUs

The following table sets forth the summary of the restricted share units’ activities in 2024 and 2025:

	Number of	Weighted Average
	RSUs	Grant Date Fair Value
		US$
December 31, 2023	11,217,853	0.14
Granted	5,459,920	0.15
Vested	(6,687,180)	0.14
Forfeited	(967,474)	0.13
December 31, 2024	9,023,119	0.14
Granted	7,304,698	0.39
Vested	(5,649,420)	0.17
Forfeited	(119,479)	0.69
December 31, 2025	10,558,918	0.29

12	Loss per share

Basic net loss per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted earnings per share (“EPS”) is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the treasury stock method.

For the year ended December 31, 2023, 2024 and 2025, stock options to purchase ordinary shares and restricted share units that were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company were 15,418,093, 16,271,301 and 16,561,074, respectively, on a weighted average basis.

The following table sets forth the computation of basic and diluted net loss per share for the periods:

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Numerator:
Net loss attributable to the Company’s ordinary shareholders	(15,032)	(7,235)	(16,804)
Denominator:
Weighted average ordinary shares outstanding
—basic	341,070,214	347,119,359	355,001,931
—diluted	341,070,214	347,119,359	355,001,931
Basic and diluted net loss per share attributable to ordinary shareholders	(0.04)	(0.02)	(0.05)
Basic and diluted net loss per ADS attributable to ordinary shareholders	(2.64)	(1.25)	(2.84)

13	Commitments and contingencies
a	Commitments

Future minimum lease payments for operating lease liabilities as of December 31, 2025 are disclosed in Note 7.

As of December 31, 2025, the Group’s future minimum commitments under non-cancelable agreements were as follows:

		Less than One	Over One
	Total	Year	Year
	US$	US$	US$
Purchase commitments	724	724	—

Purchase commitments mainly include commitments for enterprise routine operations including short-term lease payment.

13	Commitments and contingencies (Continued)

bContingencies

There are no claims, lawsuits, investigations and proceedings, including un-asserted claims that are probable to be assessed, that have in the recent past had, or to the Group’s knowledge, are reasonably possible to have, a material change on the Group’s financial position results of operations or cash flows.

14	Related party transactions

Name of entity	Relationships with the Group
Dasheng Holding (HK) Limited, its subsidiary and its consolidated VIEs	Controlled by the CEO of the Group

During the years ended December 31, 2023, 2024 and 2025, the Group had the following material related party transactions:

(a)	Transactions with related parties

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Services provided to Dasheng Holding (HK) Limited, its subsidiary and its consolidated VIEs
Agent services provided to the Dasheng Holding (HK) Limited, its subsidiary and its consolidated VIEs*	142	134	101

Services received from Dasheng Holding (HK) Limited, its subsidiary and its consolidated VIEs
Product development labor service	882	612	2,077
Internet service	183	272	613
*

Agent services provided to Dasheng Holding (HK) Limited, its subsidiary and its consolidated VIEs mainly refer to the sale of management service of Philippine tutors, and these Philippine tutors would deliver the lessons services to the students in Mainland China.

(b)	Balances with related parties

	As of December, 31
	2024	2025
	US$	US$
Amounts due to Dasheng Holding (HK) Limited, its subsidiary and its consolidated VIEs*	2,853	3,333
*	The balance represents net settled services and other payables and receivables between the Company and Dasheng Holding (HK) Limited, its subsidiary and its consolidated VIEs.

15	Profit appropriation and restricted net assets

PRC laws and regulations permit payments of dividends by the subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, each of the Company’s subsidiary is required to annually appropriate 10% of net after-tax income to the statutory general reserve fund (Note 2(w)) prior to payment of any dividends, unless such reserve funds have reached 50% of its respective registered capital.

As a result of these and other restrictions under PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances of the Group’s total consolidated net assets.

Total registered capital of the Company’s PRC subsidiaries as of December 31, 2024 and 2025 were US$10,070 and US$10,208, respectively.

Parent Company Only Condensed Financial Information

The Company performed a test on the restricted net assets of its consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08(e)(3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information for the parent company only. For the purposes of presenting parent only financial information, the parent company records its investments in its subsidiaries under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the parent company as “Deficits of investments in subsidiaries”, and shares in the subsidiaries’ loss are presented as “Share of loss of subsidiaries” in the condensed statements of comprehensive loss. The parent company only condensed financial information should be read in conjunction with the Group’ consolidated financial statements.

The subsidiaries did not pay any dividends to the parent company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with US GAAP have been condensed and omitted. The footnote disclosures represent supplemental information relating to the operations of the parent company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Group.

The parent company did not have significant capital and other commitments, or guarantees as of December 31, 2024 and 2025.

The parent company’s accounting policies are the same as the Group’s policies except for the accounting for the investments in subsidiaries.

15	Profit appropriation and restricted net assets (Continued)

Condensed Balance Sheets of the Parent Company

	As of December, 31
	2024	2025
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	1,545	48
Prepaid expenses and other current assets	86	165
Amounts due from related parties	70	70
Total current assets	1,701	283
Non-current assets
Amounts due from inter-company entities	16,425	16,443
Other non-current assets	69	69
Total non-current assets	16,494	16,512
Total assets	18,195	16,795

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accrued expenses and other current liabilities	243	886
Total current liabilities	243	886
Non-current liabilities
Amounts due to inter-company entities	5,786	4,691
Deficits of investments in subsidiaries	26,878	42,471
Total non-current liabilities	32,664	47,162
Total liabilities	32,907	48,048
Shareholders’ deficit:
Class A ordinary shares	25	26
Class B ordinary shares	10	10
Additional paid-in capital	339,249	340,949
Surplus reserves	1	1
Accumulated other comprehensive loss	(685)	(1,939)
Accumulated deficit	(353,600)	(370,404)
Total COE’s shareholders’ deficit	(15,000)	(31,357)
Noncontrolling interests	288	104
Total shareholders’ deficit	(14,712)	(31,253)
Total liabilities and shareholders’ deficit	18,195	16,795

15	Profit appropriation and restricted net assets (Continued)

Condensed Statements of Operations and Comprehensive Loss of the Parent Company

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Operating expenses:
General and administrative expenses	(1,410)	(1,226)	(1,719)
Share of loss of subsidiaries	(13,350)	(5,978)	(15,634)
Total operating expenses	(14,760)	(7,204)	(17,353)
Loss from operations	(14,760)	(7,204)	(17,353)
Others	(272)	(254)	495
Loss before income tax expenses	(15,032)	(7,458)	(16,858)
Income tax expenses	—	136	—
Net loss	(15,032)	(7,322)	(16,858)
Net loss attributable to noncontrolling interests	—	(87)	(54)
Net loss, all attributable to the Company’s ordinary shareholders	(15,032)	(7,235)	(16,804)

Comprehensive loss:
Net loss	(15,032)	(7,322)	(16,858)
Other comprehensive loss
Foreign currency translation adjustments	(627)	(373)	(1,260)
Total comprehensive loss	(15,659)	(7,695)	(18,118)
Less: comprehensive income/(loss) attributable to noncontrolling interests	2	(14)	(6)
Total comprehensive loss attributable to ordinary shareholders	(15,661)	(7,681)	(18,112)

Condensed Statements of Cash Flows of the Parent Company

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Cash flows from operating activities:
Net cash used in operating activities	(1,109)	(1,129)	(1,215)
Cash flows from investing activities:
Placement of time deposits	(1,006)	—	—
Withdrawal of time deposits	4,830	1,000	—
Net cash used in transactions with intra-Group entities	(4,167)	(2,833)	(1,149)
Net cash used in investing activities	(343)	(1,833)	(1,149)
Cash flows from financing activities:
Net cash provided by transactions with intra-Group entities	773	900	844
Net cash provided by financing activities	773	900	844
Effect of exchange rate changes on cash and cash equivalents	77	2	23
Net decrease in cash and cash equivalents	(602)	(2,060)	(1,497)
Cash and cash equivalents at the beginning of the year	4,207	3,605	1,545
Cash and cash equivalents at the end of the year	3,605	1,545	48

16	Segment Information

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

The Group operates in several principal geographical areas. The Group’s CODM evaluates the Group’s financial information and resources and assesses the performance of these resources on a consolidated basis. The Group concluded that it operates as one reportable segment.

The CODM uses loss from operations, which is the primary measurement, and gross profit to assess the overall performance by comparing loss from operations and gross profit to historical results. The CODM does not regularly review total assets as total assets are not used to assess performance or allocate resources.

The following table presents revenues, cost of revenues, gross profit and loss from operations by reportable segment:

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Net revenues	27,111	50,692	95,601
Cost of revenues	(6,322)	(11,164)	(24,944)
Gross profit	20,789	39,528	70,657
Operating expenses:
Sales and marketing expenses(1)	(23,488)	(33,271)	(61,985)
Product development expenses(1)	(2,909)	(3,453)	(5,423)
General and administrative expenses(1)	(7,145)	(9,916)	(16,347)
Share-based compensation expenses	(910)	(934)	(1,331)
Total operating expenses	(34,452)	(47,574)	(85,086)
Loss from operations	(13,663)	(8,046)	(14,429)
Interest income	165	229	358
Other (expenses)/income, net	(1,416)	771	(1,545)
Income tax expenses	(118)	(276)	(1,242)
Net loss	(15,032)	(7,322)	(16,858)
(1)	Total depreciation and amortization expenses of a single segment were US$99, US$137 and US$434, respectively, for the years ended December 31, 2023, 2024 and 2025.

16	Segment Information (Continued)

The following table summarizes primary long-lived assets of the Group by geographical location:

	Right-of-use assets
	As of December 31,
	2024	2025
	US$	US$
Asia-Pacific region	2,657	2,520
Other areas	231	691
Total	2,888	3,211

	Property and equipment, net
	As of December 31,
	2024	2025
	US$	US$
Asia-Pacific region	120	812
Other areas(1)	243	1,186
Total	363	1,998

(1)Including US$1,186 of the EMEA region as of December 31,2025.